6/29

06015479

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pembina Pipeline Income Fund

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 26 2006
THOMSON
FINANCIAL

FILE NO. 82- 34997 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EB

DAT : 7/26/06

# SCHEDULE A

## LEGEND:

| Filing Requirements | |
|---|---|
| **1** | Filing is required pursuant to applicable laws, regulations and policies of Canadian securities regulatory authorities (provincial securities commissions). |
| **2** | Filing is required pursuant to the applicable requirements of the Toronto Stock Exchange. |
| **When Due** | |
| **3** | Episodic Disclosure Document – Is to be filed on SEDAR if there is a:<br>(i) Material change in an issuer's business, operations or capital<br>(ii) Material information concerning the business and affairs of the issuer |
| **4** | Continuous Disclosure Document – Is to be filed on SEDAR at least 25 days before record date (Record date must be set 35 to 60 days before the meeting). |
| **5** | Continuous Disclosure Document – Is to be filed on SEDAR within 90 days of financial year-end. |
| **6** | Continuous Disclosure Document – Is to be filed on SEDAR at least 25 days prior to meeting date (annual meeting must be held within 6 months of the fiscal year-end). |
| **7** | Continuous Disclosure Document – Is to be filed on SEDAR within 45 days of end of 1st, 2nd and 3rd financial quarters. |
| **8** | Continuous Disclosure Document – Is to be filed on SEDAR within 45 days of end of 1st, 2nd and 3rd financial quarters. With respect to Annual Financial statements, is to be filed by the latest of<br>i) Concurrent with the filing of the Annual Information Form<br>ii) Concurrent with the filing of the Annual Financial Statements |
| **9** | Episodic Disclosure Document – Is to be filed on SEDAR within 10 days after the material change occurred. |
| **10** | Continuous Disclosure Document – Is to be filed on SEDAR within 10 days after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of securities is located. |
| **11** | Continuous Disclosure Document – Is to be filed by reporting, non-venture issuers promptly following meeting of shareholders. |
| **12** | Securities Offering Document – Is to be filed by an issuer (eligible to file a short form prospectus) offering securities to the public. |



| DATE | TITLE | TAB | BINDER | WHEN DUE | FILING REQUIREMENTS |
|---|---|---|---|---|---|
| Jan 18 2005 | News release - English | 1 | 1 | 3 | 1,2 |
| Feb 3 2005 | News release - English | 2 | 1 | 3 | 1,2 |
| Feb 3 2005 | Interim financial statements - English | 3 | 1 | 7 | 1 |
| Feb 3 2005 | Form 52-109FT2 - Certification of Interim Filings - CFO | 4 | 1 | 8 | 1 |
| Feb 3 2005 | Form 52-109FT2 - Certification of Interim Filings - CEO | 5 | 1 | 8 | 1 |
| Feb 3 2005 | MD&A - English | 6 | 1 | 5 | 1,2 |
| Feb 8 2005 | Notice of the meeting and record date - English | 7 | 1 | 4 | 1,2 |
| Feb 14 2005 | News release - English | 8 | 1 | 3 | 1,2 |
| Feb 25 2005 | Security holders documents - English | 9 | 1 | 12 | 1 |
| Mar 3 2005 | News release - English | 10 | 1 | 3 | 1,2 |
| Mar 15 2005 | News release - English | 11 | 1 | 3 | 1,2 |
| Mar 15 2005 | Report on number and value of securities distributed in Quebec (QC) | 12 | 1 | 10 | 1 |
| Mar 15 2005 | ON Form 13-502F1 - Annual Participation Fee for Reporting Issuers | 13 | 1 | 5 | 1 |
| Mar 15 2005 | Audited annual financial statements - English | 14 | 1 | 5 | 1,2 |

| DATE | TITLE | TAB | BINDER | WHEN DUE | FILING REQUIREMENTS |
|---|---|---|---|---|---|
| Mar 15 2005 | Notice of meeting - English | 15 | 1 | 4 | 1,2 |
| Mar 15 2005 | Management information circular - English | 16 | 1 | 6 | 1,2 |
| Mar 15 2005 | Form of proxy - English | 17 | 1 | 6 | 1 |
| Mar 15 2005 | Annual report - English | 18 | 1 | 5 | 1,2 |
| Mar 15 2005 | MD&A - English | 19 | 1 | 5 | 1,2 |
| Mar 15 2005 | Form 52-109FT1 - Certification of Annual Filings - CFO | 20 | 1 | 8 | 1 |
| Mar 15 2005 | Form 52-109FT1 - Certification of Annual Filings - CEO | 21 | 1 | 8 | 1 |
| Mar 23 2005 | Certificate re dissemination to shareholders | 22 | 1 | 6 | 1,2 |
| Mar 23 2005 | Other | 23 | 1 | 6 | 1,2 |
| Mar 23 2005 | Annual information form - English | 24 | 1 | 5 | 1 |
| Mar 23 2005 | Notice regarding AIF (NI 51-102 F2) | 25 | 1 | 5 | 1 |
| Mar 29 2005 | Material document(s) | 26 | 1 | 12 | 1 |
| Mar 29 2005 | Material document(s) | 27 | 1 | 12 | 1 |
| Mar 29 2005 | Material document(s) | 28 | 1 | 12 | 1 |
| Mar 29 2005 | Material document(s) | 29 | 1 | 12 | 1 |
| Mar 29 2005 | Material document(s) | 30 | 1 | 12 | 1 |
| Apr 14 2005 | News release - English | 31 | 1 | 3 | 1,2 |
| Apr 27 2005 | News release - English | 32 | 1 | 3 | 1,2 |
| Apr 27 2005 | Form 52-109FT2 - Certification of Interim Filings - CFO | 33 | 1 | 8 | 1 |
| Apr 27 2005 | Form 52-109FT2 - Certification of Interim Filings - CEO | 34 | 1 | 8 | 1 |
| Apr 27 2005 | MD&A - English | 35 | 1 | 7 | 1 |
| Apr 27 2005 | Interim financial statements - English | 36 | 1 | 7 | 1 |
| May 5 2005 | Report of voting results | 37 | 1 | 11 | 1 |
| May 5 2005 | Security holders documents - English | 38 | 1 | 12 | 1 |
| May 6 2005 | Other | 39 | 1 | 11 | 1 |
| May 12 2005 | News release - English | 40 | 1 | 3 | 1,2 |
| May 17 2005 | News release - English | 41 | 1 | 3 | 1,2 |
| Jun 15 2005 | News release - English | 42 | 1 | 3 | 1,2 |
| Jul 18 2005 | News release - English | 43 | 1 | 3 | 1,2 |
| Jul 28 2005 | News release - English | 44 | 1 | 3 | 1,2 |
| Jul 28 2005 | Interim financial statements - English | 45 | 1 | 7 | 1 |

| DATE | TITLE | TAB | BINDER | WHEN DUE | FILING REQUIREMENTS |
|---|---|---|---|---|---|
| Jul 28 2005 | Form 52-109FT2 - Certification of Interim Filings - CFO | 46 | 1 | 8 | 1 |
| Jul 28 2005 | Form 52-109FT2 - Certification of Interim Filings - CEO | 47 | 1 | 8 | 1 |
| Jul 28 2005 | MD&A - English | 48 | 1 | 7 | 1 |
| Jul 28 2005 | News release - English | 49 | 1 | 3 | 1,2 |
| Aug 16 2005 | News release - English | 50 | 2 | 3 | 1,2 |
| Aug 23 2005 | News release - English | 51 | 2 | 3 | 1,2 |
| Sep 16 2005 | News release - English | 52 | 2 | 3 | 1,2 |
| Sep 30 2005 | News release - English | 53 | 2 | 3 | 1,2 |
| Oct 18 2005 | News release - English | 54 | 2 | 3 | 1,2 |
| Oct 27 2005 | News release - English | 55 | 2 | 3 | 1,2 |
| Oct 27 2005 | Interim financial statements - English | 56 | 2 | 7 | 1 |
| Oct 27 2005 | MD&A - English | 57 | 2 | 7 | 1 |
| Oct 27 2005 | Form 52-109FT2 - Certification of Interim Filings - CFO | 58 | 2 | 8 | 1 |
| Oct 27 2005 | Form 52-109FT2 - Certification of Interim Filings - CEO | 59 | 2 | 8 | 1 |
| Nov 10 2005 | News release - English | 60 | 2 | 3 | 1,2 |
| Nov 10 2005 | News release - English | 61 | 2 | 3 | 1,2 |
| Dec 7 2005 | News release - English | 62 | 2 | 3 | 1,2 |
| Dec 14 2005 | News release - English | 63 | 2 | 3 | 1,2 |
| Jan 11 2006 | News release - English | 64 | 2 | 3 | 1,2 |
| Jan 23 2006 | News release - English | 65 | 2 | 3 | 1,2 |
| Feb 1 2006 | News release - English | 66 | 2 | 3 | 1,2 |
| Feb 1 2006 | MD&A - English | 67 | 2 | 7 | 1 |
| Feb 1 2006 | Form 52-109F2 - Certification of Interim Filings - CFO | 68 | 2 | 8 | 1 |
| Feb 1 2006 | Form 52-109F2 - Certification of Interim Filings - CEO | 69 | 2 | 8 | 1 |
| Feb 1 2006 | Interim financial statements - English | 70 | 2 | 7 | 1 |
| Feb 8 2006 | Notice of the meeting and record date - English | 71 | 2 | 4 | 1,2 |
| Feb 15 2006 | News release - English | 72 | 2 | 3 | 1,2 |
| Mar 6 2006 | Code of conduct | 73 | 2 | 12 | 1 |
| Mar 6 2006 | News release - English | 74 | 2 | 3 | 1,2 |
| Mar 14 2006 | News release - English | 75 | 2 | 3 | 1,2 |
| Mar 14 2006 | ON Form 13-502F1 - Annual Participation Fee for Reporting Issuers | 76 | 2 | 5 | 1 |

| DATE | TITLE | TAB | BINDER | WHEN DUE | FILING REQUIREMENTS |
|---|---|---|---|---|---|
| Mar 14 2006 | Audited annual financial statements - English | 77 | 2 | 5 | 1,2 |
| Mar 14 2006 | Notice of meeting - English | 78 | 2 | 4 | 1,2 |
| Mar 14 2006 | Management information circular - English | 79 | 2 | 6 | 1,2 |
| Mar 14 2006 | Form of proxy - English | 80 | 2 | 6 | 1 |
| Mar 14 2006 | Form 52-109F1 - Certification of Annual Filings - CFO | 81 | 2 | 8 | 1 |
| Mar 14 2006 | Form 52-109F1 - Certification of Annual Filings - CEO | 82 | 2 | 8 | 1 |
| Mar 14 2006 | Annual report - English | 83 | 2 | 5 | 1,2 |
| Mar 14 2006 | MD&A - English | 84 | 2 | 5 | 1,2 |
| Mar 16 2006 | Annual report - English | 85 | 2 | 5 | 1,2 |
| Mar 30 2006 | Certificate re dissemination to shareholders | 86 | 2 | 6 | 1,2 |
| Mar 31 2006 | Form 52-109F1 - Certification of Annual Filings - CFO | 87 | 2 | 8 | 1 |
| Mar 31 2006 | Form 52-109F1 - Certification of Annual Filings - CEO | 88 | 2 | 8 | 1 |
| Mar 31 2006 | Annual information form - English | 89 | 2 | 5 | 1 |
| Apr 12 2006 | News release - English | 90 | 2 | 3 | 1,2 |
| Apr 18 2006 | News release - English | 91 | 2 | 3 | 1,2 |
| Apr 18 2006 | News release - English | 92 | 2 | 3 | 1,2 |
| Apr 26 2006 | News release - English | 93 | 2 | 3 | 1,2 |
| Apr 26 2006 | Interim financial statements - English | 94 | 2 | 7 | 1 |
| Apr 26 2006 | Form 52-109F2 - Certification of Interim Filings - CFO | 95 | 2 | 8 | 1 |
| Apr 26 2006 | Form 52-109F2 - Certification of Interim Filings - CEO | 96 | 2 | 8 | 1 |
| Apr 26 2006 | MD&A - English | 97 | 2 | 7 | 1 |
| May 1 2006 | Report of voting results | 98 | 2 | 11 | 1 |
| May 10 2006 | News release - English | 99 | 2 | 3 | 1,2 |
| Jun 13 2006 | News release - English | 100 | 2 | 3 | 1,2 |

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Pembina Announces January 2005 Distribution

CALGARY, Jan. 18 /CNW/ - Pembina Pipeline Income Fund announces the January 2005 cash distribution to Unitholders of 8.75 cents per Trust Unit, to be paid February 15, 2005 to Unitholders of record on January 31, 2005. Pembina has delivered stable and growing distributions since inception in October 1997 and, based on Pembina's outlook Management is confident that the current distribution will be maintained in 2005.

Pembina Pipeline Income Fund is a Canadian income fund engaged, through its operating subsidiaries, in the transportation of light conventional and synthetic crude oil, condensate and natural gas liquids in Western Canada. The Fund's securities trade on the Toronto Stock Exchange under the following symbols: PIF.UN - trust units; PIF.DB, PIF.DB.A and PIF.DB.B - convertible debentures.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, loss of market, regulatory matters, environmental risks, industry competition, pipeline design and construction, and ability to access sufficient capital from internal and external sources.

%SEDAR: 00008906E

/For further information: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 10:50e 18-JAN-05

News release via CNW Group, Calgary 403-269-7605



Attention Business/Financial Editors:
Pembina Pipeline Income Fund - Fourth interim report for the twelve months ended December 31, 2004

PEMBINA REPORTS ROBUST FOURTH QUARTER RESULTS

CALGARY, Feb. 3 /CNW/ -

- Pembina distributed a record $106.2 million in cash to Unitholders during the twelve months ended December 31, 2004. The full-year distribution of $1.05 per Unit is consistent with that paid in the prior year and marks seven consecutive years of stable or growing per Unit distributions since Pembina's IPO in late 1997.

- This performance was supported by solid operating results over the year, bolstered by a robust fourth quarter. Canada's oil and gas industry set a record drilling pace in Western Canada in 2004 and Pembina benefited directly from elevated activity in its service regions, completing four new crude oil battery connections during the year. Receipts from these new connections averaged 6,400 barrels per day by year-end and, a further five new connections scheduled for 2005 have the potential to add another 30,000 barrels per day.

- Pembina's pipelines transported an average 678,600 barrels per day during 2004, consistent with the prior year. 2004 revenue of $278 million and operating income of $173 million were 15 and 18 percent higher respectively than the prior year, the result of improved operating margins on Pembina's conventional pipelines, incremental investment on the AOSPL system and inclusion of a full year of results for Pembina's 50 percent interest in the Fort Saskatchewan ethylene storage facility.

- These improvements enabled a $4.3 million build in Pembina's distribution reserve in 2004, which was substantially generated during the latter half of the year, to a total of $5.2 million at December 31, 2004. Pembina exited 2004 with strong operating results and a solid financial condition, positioning the Fund to continue to meet its objectives in 2005.

<<

| HIGHLIGHTS | Twelve Months Ended December 31 | | |
|---|---|---|---|
| ($ millions except where noted) | 2004 | 2003 | % Change |
| Average Throughput (mbbls/day) | 678.6 | 678.7 | 0.0 |
| Revenue | $ 278.3 | $ 243.1 | 14.5 |
| Operating Expense | 105.0 | 96.2 | 9.2 |
| Net Operating Income | 173.3 | 146.9 | 17.9 |
| General & Administrative Expense | 14.2 | 11.8 | 20.7 |
| Interest Expense | 24.1 | 20.3 | 18.9 |
| Distributed Cash | 106.2 | 101.0 | 5.1 |
| $ Per Trust Unit | $ 1.05 | $ 1.05 | 0.0 |

Management's Discussion and Analysis

Dated February 3, 2005.

This Management's Discussion and Analysis is dated February 3, 2005 and is supplementary to, and should be read in conjunction with, the attached unaudited comparative interim financial statements and notes as at and for the three and twelve months ended December 31, 2004, along with Management's Discussion and Analysis and the audited consolidated financial statements and notes for the years ended December 31, 2003 and 2002 presented on pages 14 through 49 of the Fund's 2003 Report to Unitholders. The following financial information has been prepared in accordance with Canada's generally accepted accounting principles.

This MD&A has been reviewed by both the Audit Committee of the Board of Directors and by the Board of Directors. All amounts are stated in Canadian dollars unless otherwise specified.

AVERAGE THROUGHPUT BY PIPELINE SYSTEM
(three and twelve months ended December 31, 2004 and December 31, 2003)
Thousands of barrels per day

| | 3 Months Ended Dec. 31, 2004 | 3 Months Ended Dec. 31, 2003 | 12 Months Ended Dec. 31, 2004 | 12 Months Ended Dec. 31, 2003 |
|---|---|---|---|---|
| System | | | | |
| Alberta | 415.5 | 433.3 | 409.5 | 433.6 |
| AOSPL | 232.4 | 210.3 | 243.6 | 217.6 |
| BC(x) - Eastbound | 8.6 | 12.3 | 9.1 | 8.6 |
| - Westbound | 24.2 | 24.3 | 25.5 | 27.5 |
| Total Pembina | 672.1 | 667.9 | 678.6 | 678.7 |

(x) BC Westbound reflects volume transported on the Western system and is included in the total. BC Eastbound represents the balance of BC production shipped east on the Alberta pipelines and is not included in the total.

Results from Operations

Daily throughput on the Alberta systems averaged 415,500 barrels per day (bpd) during the fourth quarter of 2004 and 409,500 bpd during the year, compared to 433,300 bpd and 433,600 bpd for the comparable periods in 2003. Fourth quarter receipts on a number of the Alberta systems recovered from seasonal, weather and operational related factors that impacted throughput earlier in the year. One new connection was completed during the quarter, to total four for the year, providing an additional 6,400 bpd of pipeline receipts by year-end. As a result of elevated levels of industry activity in Pembina's service regions, most particularly its mature systems located in west-central Alberta, an additional five connections are scheduled for 2005 and Pembina is in discussions with several producer groups concerning potential transportation service. Fourth quarter tolls on the Alberta systems rose to $1.21 per barrel and averaged $1.17 per barrel for the year, compared to $1.06 for the fourth quarter and $1.03 annual average in 2003. Pembina employs toll management, in combination with asset rationalization and cost control, to promote consistent operating margins on its conventional pipeline systems. During 2004, tariffs on a number of the Alberta systems were adjusted to offset the dual impact of rising costs and declining throughput. The Alberta systems contributed $46.4 million of revenue during the quarter and $174.8 million for 2004, compared to $42.2 million in the fourth quarter of 2003 and $163.5 million for the full year in 2003.

Pipeline deliveries on the AOSPL system rose to 232,400 bpd for the quarter and 243,600 bpd year-to-date, compared to 210,300 bpd and 217,600 bpd for the fourth quarter and twelve-month period in 2003. Returns generated by this system are contract-based, and therefore not throughput sensitive. Capital expenditures, including the $167 million expended on the recently completed AOSPL capacity expansion, are included in the rate base as spent. AOSPL contributed revenue of $12.8 million in the last quarter of 2004 and $54.2 million for the year, compared to $12.2 million and $44.5 million for the fourth quarter and twelve-month period in 2003.

Throughput on the British Columbia gathering systems averaged 32,800 bpd during the most recent quarter and 34,600 bpd for 2004, as compared to receipts of 36,600 bpd and 36,100 bpd for the same periods of 2003. Volumes on the Western system averaged 24,200 bpd for the fourth quarter of 2004 and 25,500 bpd year-to-date. Operational restrictions at Kamloops impacting deliveries earlier in the year were resolved during the fourth quarter, with capacity restored to prior levels. The BC pipelines contributed $7.5 million in revenue during the last three months of 2004, and $6.3 million in the fourth quarter of 2003. The full-year revenue contribution rose to $28.3 million in 2004, up from $23.9 million in 2003, as a result of a higher revenue requirement on the provincially regulated gathering systems. The higher average annual toll of $1.29 in 2004, up from $1.03 a year earlier, reflects higher operating and capital spending associated with several upgrade projects undertaken on the regulated systems during 2004.

Pembina's 50 percent non-operated interest in the Fort Saskatchewan Ethylene Storage Facility generates fixed contracted returns over the 20-year term of the storage agreement executed in June 2003. This asset provides Pembina's business with diversification into the petrochemical sector without commodity price exposure and contributes very stable, long-term cash flow. The storage facility continued to generate stable returns through the fourth quarter of 2004. Annual cash flow contribution in 2004 of $17.5 million matched expectations, and is comparable to $8.9 million in cash contributed by this asset over the final six months of 2003.

Expenses

Operating expenses for the fourth quarter totaled $25.3 million and $105.0 million for the year ended December 31, 2004, compared to $25.3 million and $96.2 million for the same periods of 2003. On a per barrel of throughput basis, excluding contracted assets, fourth quarter operating expense rose to 48 cents per barrel from 43 cents per barrel a year earlier. Pembina expects this higher rate of operations spending to persist in 2005, as elevated regulatory and compliance requirements coupled with Pembina's expanded programs of pipeline integrity and preventative maintenance combine to push costs higher. These same factors contributed to an increase in administration requirements during 2004, raising general and administrative expenditures to $3.6 million for the quarter and $14.2 million for the year in 2004, compared to $3.0 million and $11.7 million for the comparable periods of the prior year.

Liquidity and Capital Resources

Pembina has established bank credit facilities totaling $260 million with $175.6 million of undrawn capacity available at December 31, 2004. The bank facilities, consisting of a $230 million revolving credit facility and a $30 million operating line of credit, were converted to an unsecured status on April 21, 2004 and were subsequently renewed to July 25, 2005, at which time it is expected that the facilities will be renewed by the lenders for a further 365 days. Should the lenders not extend these facilities, the amounts will be repayable over three years with 25 percent of the principal due in equal quarterly payments over three years, with the balance due at the end of the term. Other debt includes $100 million in Secured Senior Notes due 2017,

$175 million in Unsecured Senior Notes due 2014 and $75 million of Floating Rate Senior Notes due 2009. Long-term debt of $434 million, together with $295.3 million market value of convertible debentures, resulted in a ratio of debt to total enterprise value of 34 percent at December 31, 2004, essentially unchanged from the end of 2003. For additional information on Pembina's debt arrangements, see note 4 to the Fund's Unaudited Consolidated Interim Financial Statements.

Net debt financing costs totaled $6.5 million during the fourth quarter and $24.1 million year-to-date compared to $5.5 million and $20.3 million for the same periods of the prior year. Higher average debt outstanding offset the impact of lower floating interest rates in 2004. Interest rate exposure on Pembina's floating rate debt is managed using swaps to fix rates for terms of up to five years. At December 31, 2004, Pembina had swaps in place on a principal amount of $110 million at an average rate of 5.5 percent, and the market-to-market value of these instruments at that date represented an unrealized loss of $2.7 million. Rates are fixed on approximately 90 percent of Pembina's long-term debt, minimizing exposure to rising interest rates.

The Dominion Bond Rating Service Limited (DBRS) rates the Pembina Pipeline Income Fund at STA-2 (low). Standard and Poor's (S&P) has assigned a "BBB" long-term corporate credit rating on Pembina Pipeline Corporation and a "BBB plus" senior debt rating. DBRS's stability ratings measure the volatility and sustainability of distributions per Unit of the Fund, in a scale ranging from STA-1 to STA-7, with STA-1 representing the highest rating possible, and STA-7 the lowest. Income funds rated at STA-2 are considered to have very good distributions per Unit stability and sustainability. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. For a full discussion of credit ratings the reader is referred to the Fund's Annual Information Form.

Capital expended on development initiatives in 2004 declined to $55.6 million from $138.5 million in 2003. Spending on new connections rose but was offset by the impact of completion of the AOSPL capacity expansion. Of the total development capital for the year, $17.1 million was attributable to new connections and upgrades on the Alberta systems, $8.4 million was spent on BC pipelines upgrades and $30.1 million was expended on AOSPL. During 2004, maintenance capital expenditures totalled $1.3 million, unchanged from 2003. Development capital expenditures for 2005 are expected to remain relatively consistent with 2004 spending. Lower capital requirements on the AOSPL system in 2005 relate to completion of a major capacity expansion undertaken over the preceding three years. This is expected to be offset with higher spending on upgrade of the provincially regulated British Columbia pipelines and on new connections and expansion of NGL carrying capacity on our Alberta systems. Development capital is debt financed whereas maintenance capital is deducted from the distributable cash of the Fund in the year in which it is incurred.

Contractual Obligations

The Fund is committed to annual payments as follows:

| ($ thousands) | Payments Due By Period | | | | |
|---|---|---|---|---|---|
| Contractual Obligations | Total | Less than 1 year | 1 - 3 years | 4 - 5 years | After 5 years |
| Office and Vehicle Leases | $ 15,268 | $ 2,789 | $ 4,393 | $ 2,979 | $ 5,107 |

Changes in Accounting Policy

In January 2004, the Fund retroactively adopted CICA Handbook Section 3110, "Asset Retirement Obligations" or "ARO". This standard requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred and an estimate can be made. The present value of the estimated ARO is capitalized as part of the carrying amount of the property, plant and equipment. The depreciation of the capitalized asset retirement cost is determined on a basis consistent with depreciation. The passage of time will increase the liability as accretion is charged to period earnings. Previously, liabilities for future abandonment and site restoration costs were not recorded as the estimated costs were assumed to be recovered by line-fill, salvage values and recoveries from shippers. The impact of this change has been disclosed in note 2 of the Fund's unaudited interim consolidated financial statements.

On October 1, 2004, the Fund retroactively adopted the new Canadian accounting standard for liabilities and equity as outlined in the CICA Handbook section 3860, whereby convertible debentures issued by the Fund are now recorded as liabilities. The impact of this change has been disclosed in note 2 of the Fund's unaudited interim consolidated financial statements.

Trust Unit Information

Pembina raised $7.5 million under its Premium Distribution, Distribution Reinvestment and Optional Cash Purchase plan during the quarter. Since its launch in January 2003, this plan has attracted strong Unitholder interest, raising $60.1 million to date, and has exceeded Pembina's target over the past several cycles. During 2004, Pembina issued 2.5 million Trust Units under the Plan, the proceeds of which, totaling $30 million in 2004, were directed to debt repayment and to fund Pembina's capital program.

The Fund's Trust Units, together with each of the three series of convertible debentures, are traded on the Toronto Stock Exchange.

| | Jan. 31, 2005 | Dec. 31, 2004 | Dec. 31, 2003 |
|---|---|---|---|
| Trust Units Outstanding | 103,347,388 | 102,933,221 | 98,766,465 |
| Average Daily Volume (Units per day) | 148,450(1) | 196,000 | 175,400 |
| Unit Trading Price ($/Unit)(3) | $ 13.87 | $ 13.65 | $ 13.10 |
| Principal Amount of Debentures Outstanding ($millions) | $ 260.6(2) | $ 262.5 | $ 275.9 |
| 8.25% Convertible Debentures Trading Price(3) | $ 154.00 | $ 152.00 | $ 141.00 |
| 7.50% Convertible Debentures Trading Price(3) | $ 130.00 | $ 129.00 | $ 120.00 |
| 7.35% Convertible Debentures Trading Price(3) | $ 111.49 | $ 108.00 | $ 106.89 |
| Total Market Value of Securities Outstanding ($millions)(3) | $ 1,735.0 | $ 1,700.0 | $ 1,600.0 |

Pembina's convertible debentures are convertible to Trust Units at conversion prices of ($/Unit):

| | |
|---|---|
| 8.25% Convertible Debentures | $ 9.00 |
| 7.50% Convertible Debentures | $ 10.50 |
| 7.35% Convertible Debentures | $ 12.50 |

(1) Based on the 20 trading days January 1 - 31, 2005, inclusive.
(2) Full conversion to Trust Units of the remaining principal amount of the three debenture issues as at January 31, 2005 would result in the issuance of 21.7 million Trust Units.
(3) Based on closing values as at December 31, 2003, December 31, 2004 and January 31, 2005.

During the fourth quarter of 2004, the Fund undertook a Unitholder residency search to establish foreign ownership in the Fund's publicly traded securities. The results of this search indicate that approximately 15 percent of the Fund's issued and outstanding Trust Units are held beneficially by non-residents of Canada. This non-resident ownership level falls well within the residency restrictions set out in the Fund's Declaration of Trust.

Cash Distributions

The Fund pays cash distributions on a monthly basis to Unitholders of record the last calendar day of each month. Distributions are payable on the 15th day of the month following the declaration. The Fund declared distributions totaling $1.05 per Trust Unit, or $26.9 million for the quarter, $106.2 million for 2004. A component of the Fund's cash distribution is taxable in the hands of the Unitholder, unless held in a tax-deferred account. The Fund estimates that 99 percent of the distributions declared in 2004 will be taxable with the remaining 1 percent considered a return of capital. Pembina will report the final figures for 2004 by mid-February 2005. These values are projected to shift in taxation year 2005 to roughly 80 percent taxable and 20 return of capital, a level that is expected to persist for the foreseeable future. For most Unitholders, the amount considered a return of capital will reduce the cost base of each Unit for purposes of calculating the capital gains amount upon disposition of the Units.

Distributed Cash

| | 3 Months Ended Dec. 31, 2004 | 3 Months Ended Dec. 31, 2003 | 12 Months Ended Dec. 31, 2004 | 12 Months Ended Dec. 31, 2003 |
|---|---|---|---|---|
| Net earnings | $ 15,374 | $ 12,079 | $ 60,423 | $ 47,955 |
| Add (deduct): | | | | |
| Depreciation, amortization and accretion | 21,181 | 21,096 | 84,647 | 77,985 |
| Future income tax reduction | (6,200) | (7,300) | (33,300) | (28,500) |
| Maintenance capital expenditures | (469) | (626) | (1,254) | (1,270) |
| (Increase) decrease in distribution reserve | (2,947) | 584 | (4,324) | 4,838 |
| Distributed cash | $ 26,939 | $ 25,833 | $ 106,192 | $ 101,008 |
| Distributed cash per Trust Unit | $ 0.2625 | $ 0.2625 | $ 1.0500 | $ 1.0500 |

| | | | | |
|---|---|---|---|---|
| Diluted distributed cash per Trust Unit | $ 0.2581 | $ 0.2541 | $ 1.0060 | $ 1.0219 |

A $2.9 million fourth quarter replenishment in the distribution reserve brought the annual build to $4.3 million, leaving a balance on reserve of $5.2 million at December 31, 2004, meeting Pembina's objective. The distribution reserve is maintained to ensure stability over economic and industry cycles and to absorb the impact of material one-time events.

New Developments and Outlook

Pembina achieved its 2004 distribution reserve objective, restoring the balance to the $5.2 million level, despite the $6.0 million impact of a second quarter operational incident that fully utilized the reserve by the end of the second quarter. Based on strong 2004 exit results and management's outlook for the coming year, Pembina expects that the reserve balance may expand during 2005 to a level where reconsideration of the distribution rate later in the year may be appropriate.

The "limited liability" issue, of interest to investors in the income trust sector, appears to have been substantially resolved with the passage of legislation by the Ontario Government late in the fourth quarter. The Trust Beneficiaries' Liability Act, which provides investor liability protection equivalent to that of a corporate entity, follows similar legislation, both enacted and planned, in several other Canadian jurisdictions. Pembina views this, together with the late January 2005 announcement by Standard & Poors of its intent to include income trusts in the S&P/TSX Composite Index by mid-year, as very positive developments for the sector. Resolution of the liability issue removes a significant investment constraint for certain institutional investors and, composite index inclusion of eligible income trusts, of which the Pembina Pipeline Income Fund is a potential candidate, is expected to provide further market support.

The Canadian oil and gas industry closed the year on a high note, with strong industry spending levels supported by buoyant commodity prices. The public announcement of a number of large-scale oilsands projects and industry projections of sustained development of conventional oil and gas resources are expected to provide opportunities for pipeline and related infrastructure investment in coming years.

Of particular note to Pembina is the renewal of interest in the Nisku zone of the West Pembina field, one of Pembina's established, mature service areas, and recently identified as one of the strongest plays in the Western Canada Sedimentary Basin in the last few years. A number of production companies are in the process of developing properties in the area and industry estimates indicate that certain wells drilled in this formation may have the potential of producing upwards of 2,500 bpd. Pembina's existing pipelines are well situated, and have the capacity to transport new production from this area. Should planned drilling and development proceed as projected, this, together with other scheduled development on our conventional pipeline systems in 2005, is estimated to supply incremental receipts ramping up to the 30,000 bpd range.

Pembina remains firmly focused on expansion opportunities related to oilsands development. Investment in this area is considered an ideal opportunity for the Fund given the fully-contracted, stable returns and extremely long-lived characteristics of such projects. With the recent completion of the AOSPL capacity expansion, Pembina will direct its attention to further expanding its throughput capability to service the rapidly developing, resource-rich oilsands producing region of northeastern Alberta.

Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of the Fund. Such risk factors are presented in Management's Discussion and Analysis on pages 29 through 32 of the Fund's 2003 Report to Unitholders. For a full discussion of these risk factors, readers are referred to the Fund's Annual Information Form.

Selected Quarterly Information

| (unaudited) | 2004 | | | |
|---|---|---|---|---|
| ($ thousands, except where noted) | Q1 | Q2 | Q3 | Q4 |
| Revenue | 69,026 | 67,283 | 70,142 | 71,840 |
| Operating expense | 26,541 | 27,727 | 25,481 | 25,279 |
| EBITDA | 38,432 | 36,386 | 40,694 | 42,490 |
| Net earnings | 18,601 | 11,336 | 15,112 | 15,374 |
| Net earnings per Trust Unit ($/Unit): | | | | |
| Basic | 0.19 | 0.11 | 0.15 | 0.15 |
| Diluted | 0.19 | 0.11 | 0.15 | 0.15 |
| Distributed cash | 26,188 | 26,420 | 26,645 | 26,939 |
| Distributed cash per Trust Unit ($/Unit): | | | | |
| Basic | 0.2625 | 0.2625 | 0.2625 | 0.2625 |
| Diluted | 0.2543 | 0.2543 | 0.2533 | 0.2581 |
| Trust Units outstanding (thousands): | | | | |
| Weighted average (basic) | 99,764 | 100,647 | 101,502 | 101,115 |
| Weighted average (diluted) | 122,688 | 123,541 | 124,360 | 123,729 |
| End of period | 100,115 | 100,902 | 101,874 | 102,933 |

| (unaudited) | 2003 | | | |
|---|---|---|---|---|
| ($ thousands, except where noted) | Q1 | Q2 | Q3 | Q4 |
| Revenue | 58,216 | 57,030 | 61,562 | 66,266 |
| Operating expense | 24,311 | 23,458 | 23,065 | 25,317 |
| EBITDA | 30,851 | 29,776 | 35,496 | 37,534 |
| Net earnings | 11,679 | 12,940 | 11,257 | 12,079 |
| Net earnings per Trust Unit ($/Unit): | | | | |
| Basic | 0.12 | 0.14 | 0.12 | 0.12 |
| Diluted | 0.12 | 0.14 | 0.12 | 0.12 |

| | | | | |
|---|---|---|---|---|
| Distributed cash | 24,666 | 25,044 | 25,465 | 25,833 |
| Distributed cash per Trust Unit ($/Unit): | | | | |
| Basic | 0.2625 | 0.2625 | 0.2625 | 0.2625 |
| Diluted | 0.2568 | 0.2582 | 0.2542 | 0.2541 |
| Trust Units outstanding (thousands): | | | | |
| Weighted average (basic) | 93,954 | 95,420 | 97,004 | 98,409 |
| Weighted average (diluted) | 101,659 | 104,366 | 121,007 | 121,889 |
| End of period | 94,285 | 96,095 | 97,502 | 98,766 |

Additional Information

Additional information relating to the Pembina Pipeline Income Fund, including the Fund's Annual Information Form and financial statements, can be found on the Fund's profile on the SEDAR website at www.sedar.com.

Non-Financial Terms

Throughout this MD&A the Fund and Pembina use the term "distributed cash" to refer to the amount of cash that has been or is to be available for distribution to the Fund's Unitholders. "Distributed cash" is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and is calculated pursuant to the terms of the Fund's Declaration of Trust. Therefore, distributed cash of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that distributed cash should not be construed as an alternative to net earnings, cash from operating activities or other measures of financial performance calculated in accordance with GAAP as an indicator of the Fund's performance.

Forward-Looking Information

The information contained in this Management's Discussion and Analysis contains certain forward-looking statements that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets" and similar expressions. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, fluctuations in operating results and certain other risks detailed from time to time in the Fund's public disclosure documents. Undue reliance should not be placed on these forward-looking statements as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The Fund undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the above statements.

consolidated balance sheets

(In thousands of dollars)

| | December 31 2004 (Unaudited) | December 31 2003 (Audited) |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and term deposits | $ | $ 3,266 |
| Accounts receivable | 26,432 | 33,718 |
| | 26,432 | 36,984 |
| Property, plant and equipment | 1,160,613 | 1,183,437 |
| Goodwill and other | 361,855 | 362,428 |
| | $ 1,548,900 | $ 1,582,849 |
| **Liabilities and Unitholders' Equity** | | |
| Current liabilities: | | |
| Bank indebtedness | $ 2,971 | $ |
| Accounts payable and accrued liabilities | 11,668 | 21,066 |
| Distributions payable to Unitholders | 9,007 | 8,642 |
| Current portion of long-term debt (note 4) | 3,522 | 134,000 |
| | 27,168 | 163,708 |
| Long-term debt (note 4) | 430,866 | 282,111 |
| Convertible debentures | 251,663 | 264,653 |
| Accrued benefit liability | 1,124 | 1,951 |
| Asset retirement obligation liability (note 5) | 15,729 | 14,777 |
| Future income taxes (note 6) | 167,300 | 200,600 |
| | 893,850 | 927,800 |
| Unitholders' equity: | | |
| Trust Units (note 7) | 941,902 | 896,132 |
| Earnings to date | 287,735 | 227,312 |
| Distributions to date | (574,587) | (468,395) |
| | 655,050 | 655,049 |
| Commitments (note 8) | | |
| Contingencies (note 9) | | |
| | $ 1,548,900 | $ 1,582,849 |

See accompanying notes to the consolidated financial statements

consolidated statements of earnings
(Unaudited)

(In thousands of dollars, except per Trust Unit amounts)

| | 3 Months Ended Dec. 31, 2004 | 3 Months Ended Dec. 31, 2003 | 12 Months Ended Dec. 31, 2004 | 12 Months Ended Dec. 31, 2003 |
|---|---|---|---|---|
| Revenue | $ 71,840 | $ 66,266 | $ 278,291 | $ 243,074 |
| Expenses: | | | | |
| Operations | 25,279 | 25,317 | 105,028 | 96,151 |
| General and administrative | 3,565 | 2,974 | 14,200 | 11,762 |
| Management fee | 312 | 297 | 1,076 | 1,024 |
| Depreciation, amortization and accretion | 21,181 | 21,096 | 84,647 | 77,985 |
| Other | 194 | 144 | (15) | 480 |
| | 50,531 | 49,828 | 204,936 | 187,402 |
| Earnings before interest and taxes | 21,309 | 16,438 | 73,355 | 55,672 |
| Interest expense | 6,458 | 5,501 | 24,131 | 20,291 |
| Interest on convertible debentures | 4,996 | 5,134 | 19,890 | 13,772 |
| Earnings before taxes | 9,855 | 5,803 | 29,334 | 21,609 |
| Capital taxes | 681 | 1,024 | 2,211 | 2,154 |
| Future income tax reduction (note 6) | (6,200) | (7,300) | (33,300) | (28,500) |
| Net earnings | 15,374 | 12,079 | 60,423 | 47,955 |
| Earnings to date, beginning of period, as previously reported | 272,361 | 221,232 | 233,736 | 184,118 |
| Retroactive adjustment for change in accounting policy (note 2) | | (5,999) | (6,424) | (4,761) |
| Earnings to date, beginning of period, restated | 272,361 | 215,233 | 227,312 | 179,357 |
| Earnings to date, end of period | $ 287,735 | $ 227,312 | $ 287,735 | $ 227,312 |
| Earnings per Trust Unit | | | | |
| Basic | $ 0.15 | $ 0.12 | $ 0.59 | $ 0.50 |
| Diluted | $ 0.15 | $ 0.12 | $ 0.59 | $ 0.50 |

See accompanying notes to the consolidated financial statements

consolidated statement of cash flows
(Unaudited)

(In thousands of dollars)

| | 3 Months Ended Dec. 31, 2004 | 3 Months Ended Dec. 31, 2003 | 12 Months Ended Dec. 31, 2004 | 12 Months Ended Dec. 31, 2003 |
|---|---|---|---|---|
| Cash provided by (used in): | | | | |
| Operations: | | | | |
| Net earnings | $ 15,374 | $ 12,079 | $ 60,423 | $ 47,955 |
| Items not involving cash: | | | | |
| Depreciation, amortization and accretion | 21,181 | 21,096 | 84,647 | 77,985 |
| Future income tax reduction | (6,200) | (7,300) | (33,300) | (28,500) |
| Employee future benefits expense | 571 | 260 | 3,609 | 3,165 |
| Other | 152 | 102 | 584 | 408 |
| Cash flow from operations | 31,078 | 26,237 | 115,963 | 101,013 |
| Change in non-cash working capital | 494 | (8,224) | 8,638 | (6,350) |
| Employee future benefit contributions | (1,429) | (4,700) | (4,436) | (4,700) |
| | 30,143 | 13,313 | 120,165 | 89,963 |
| Financing: | | | | |
| Bank borrowings | 1,869 | 46,242 | 18,277 | 89,852 |
| Issue of private notes (net of costs) | | | 247,125 | |
| Repayment of AOSPL expansion facility | | | (139,600) | |
| Repayment of bank facilities | | | (110,400) | |
| Issue of Trust Units on exercise of options | 1,358 | 1,808 | 3,030 | 6,508 |
| Issue of Trust Units under DRIP | 7,500 | 6,818 | 29,750 | 27,788 |
| Issue of convertible debentures (net of costs) | | | | 210,602 |
| Distributions to Unitholders - current year | (26,846) | (25,721) | (97,185) | (92,365) |
| Distributions to Unitholders - prior year | | | (8,642) | (8,189) |
| | (16,119) | 29,147 | (57,645) | 234,196 |
| Investments: | | | | |
| Acquisition of storage facility | | 1,586 | | (188,436) |
| AOSPL expansion | (2,674) | (42,476) | (30,132) | (123,237) |
| Capital expenditures | (12,151) | (5,545) | (27,875) | (16,558) |
| Change in non-cash working capital | (361) | 4,057 | (10,750) | 3,079 |
| | (15,186) | (42,378) | (68,757) | (325,152) |
| Change in cash and term deposits | (1,162) | 82 | (6,237) | (993) |
| (Bank indebtedness) cash and term deposits, beginning | | | | |

| | | | | |
|---|---|---|---|---|
| of period | (1,809) | 3,184 | 3,266 | 4,259 |
| (Bank indebtedness) cash and term deposits, end of period | $ (2,971) | $ 3,266 | $ (2,971) | $ 3,266 |
| Other cash disclosures: | | | | |
| Interest paid | $ (5,492) | $ (5,038) | $ (22,906) | $ (19,856) |
| Taxes paid | $ (495) | $ (750) | $ (1,980) | $ (1,500) |

See accompanying notes to the consolidated financial statements

Notes to the consolidated financial statements:
(Tabular amounts in thousands of dollars, except per Trust Unit amounts)

1. Significant accounting policies:

The interim consolidated financial statements of Pembina Pipeline Income Fund ("the Fund") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003, except as described in note 2. The disclosure provided below is incremental to that included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Fund's annual report for the year ended December 31, 2003.

2. Changes in accounting policy:

a) Convertible Debentures

The Fund has retroactively adopted the amendments made to CICA Handbook section 3860, "Financial Instruments - Disclosure and Presentation" requiring debt classification for convertible debentures. The effect on the Fund's consolidated statement of earnings was to decrease the net earnings by $19.9 million (2003 - $13.8 million decrease). The effect to the Fund's consolidated balance sheet is to reclassify the outstanding convertible debentures totaling $251.7 million from Unitholder's equity to liabilities (2003 - $264.7 million). Earnings to date are unaffected by this reclassification.

b) Asset Retirement Obligation

In January 2004, the Fund adopted CICA Handbook Section 3110 "Asset Retirement Obligations." This change in accounting policy has been applied retroactively with restatement of prior periods presented for comparative purposes.

The Fund recognizes the fair value of an Asset Retirement Obligation ("ARO") in the period in which it is incurred and an estimate can be made. The fair value is recorded as a long-term liability, with a corresponding increase in the carrying amount of

the property, plant and equipment. The passage of time will increase the liability as accretion is charged to period earnings. Revisions to timing of payments or cost estimates also result in a change to the ARO. Actual costs incurred upon settlement are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement and the recorded liability is recognized as a gain or loss in the Fund's earnings in the period in which the settlement occurs.

Previously, the Fund was required to set up a provision, net of expected recoveries, for future abandonment and restoration costs once such costs could be reasonably determinable. In prior periods, liabilities for future abandonment and site restoration costs were not recorded as the estimated costs were assumed to be recovered by line-fill, salvage values and recoveries from shippers.

As a result of this change, prior periods have been restated. The change resulted in a decrease in net earnings of $1.6 million for the year ended December 31, 2004 (2003 - $1.7 million). The effect of this change on the consolidated balance sheet at December 31, 2004 is an increase of $15.7 million to the asset retirement obligation ($14.8 million at December 31, 2003), an increase to property, plant and equipment of $7.7 million ($8.4 million at December 31, 2003) and a decrease in earnings to December 31, 2003 of $6.4 million ($4.8 million to December 31, 2002).

3. Business segments:

The Fund conducts its operations through two operating segments: Pipeline Operations and Ethylene Storage Operations.

Pipeline Operations consist of the operations of pipelines and related facilities to deliver crude oil, condensates and natural gas liquids in Alberta and British Columbia.

Ethylene Storage Operations consist of the Fund's direct and indirect interest in the Fort Saskatchewan Ethylene Storage Partnership (the "Partnership"). On June 24, 2003, a subsidiary of the Fund acquired a 49.9% interest in the Partnership and a 50% share in the Fort Saskatchewan Ethylene Storage Corporation, the general partner of the Partnership, which holds a 0.2% interest in the Partnership. The Partnership owns and operates an underground ethylene storage facility and related lands and equipment.

The financial results of the business segments are as follows:

Three months ended December 31

| | Pipeline Operations | Ethylene Storage Operations | 2004 Total | Pipeline Operations | Ethylene Storage Operations | 2003 Total |
|---|---|---|---|---|---|---|
| Revenue | $ 66,710 | $ 5,130 | $ 71,840 | $ 60,733 | $ 5,533 | $ 66,266 |
| Expenses | | | | | | |
| Operations | 24,513 | 766 | 25,279 | 23,986 | 1,331 | 25,317 |
| General and adminis-trative | 3,565 | | 3,565 | 2,974 | | 2,974 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Management fee | 312 | | 312 | 297 | | 297 |
| Depreciation, amortization and accretion | 18,751 | 2,430 | 21,181 | 17,803 | 3,293 | 21,096 |
| Other | 194 | | 194 | 144 | | 144 |
| | 47,335 | 3,196 | 50,531 | 45,204 | 4,624 | 49,828 |
| Earnings before interest and taxes | $ 19,375 | $ 1,934 | $ 21,309 | $ 15,529 | $ 909 | $ 16,438 |

Twelve months ended December 31

| | Pipeline Operations | Ethylene Storage Operations | 2004 Total | Pipeline Operations | Ethylene Storage Operations | 2003 Total |
|---|---|---|---|---|---|---|
| Revenue | $257,217 | $ 21,074 | $278,291 | $231,914 | $ 11,160 | $243,074 |
| Expenses | | | | | | |
| Operations | 101,505 | 3,523 | 105,028 | 93,867 | 2,284 | 96,151 |
| General and adminis-trative | 14,200 | | 14,200 | 11,762 | | 11,762 |
| Management fee | 1,076 | | 1,076 | 1,024 | | 1,024 |
| Depreciation, amortization and accretion | 74,960 | 9,687 | 84,647 | 73,274 | 4,711 | 77,985 |
| Other | (15) | | (15) | 480 | | 480 |
| | 191,726 | 13,210 | 204,936 | 180,407 | 6,995 | 187,402 |
| Earnings before interest and taxes | $ 65,491 | $ 7,864 | $ 73,355 | $ 51,507 | $ 4,165 | $ 55,672 |

4. Long-term debt:

| | Available facilities At Dec. 31, 2004 | Dec. 31, 2004 | Dec. 31, 2003 |
|---|---|---|---|
| Bank facilities | | | |
| Operating facility | $ 30,000 | $ 4,388 | $ 11,111 |
| Revolving credit facility | 230,000 | 80,000 | 180,000 |
| Revolving credit facility | | | 125,000 |
| Senior unsecured notes - Series A | 175,000 | 175,000 | |
| Senior unsecured notes - Series B | 75,000 | 75,000 | |
| Senior secured notes | 100,000 | 100,000 | 100,000 |
| | $ 610,000 | 434,388 | 416,111 |
| Less current portion | | (3,522) | (134,000) |

| | |
|---|---|
| $ 430,866 | $ 282,111 |

The bank facilities are syndicated facilities established with Canadian chartered banks (collectively, the "facilities"). On April 21, 2004, the $230 million revolving credit facility and the $30 million operating facility were converted to an unsecured status and subsequently renewed to July 25, 2005. At that date it is expected that the facilities will be renewed for a further 365 days. If the lenders do not extend these facilities, the amounts will be repayable over three years with 25% of the principal due in equal quarterly payments over three years with the balance due at the end of the term. On June 15, 2004, a $190 million revolving expansion facility was replaced with $175 million in Series A senior unsecured notes and $75 million in Series B senior unsecured notes. Borrowings on the facilities bear interest at the bank's prime lending rates, banker's acceptances rates plus stamping fees or U.S. LIBOR rates plus applicable margins. The margins vary depending on specified financial ratios and can range from nil to 1.75%.

Series A senior unsecured notes bear interest at 5.99% payable semiannually and are due June 15, 2014. Series B senior unsecured notes bear interest at the three month banker's acceptance rate plus 90 basis points payable quarterly in arrears and are due on June 22, 2009.

The $100 million senior secured notes are due 2017 and bear interest at 7.38% per annum, compounded semi-annually and payable monthly in arrears. Blended monthly payments of principal and interest of approximately $1 million are payable on the first day of each month beginning September 2005 through August 2017. These notes are subject to the maintenance of certain financial ratios.

5. Asset retirement obligations:

The Fund has estimated the net present value of its total asset retirement obligations to be $14.8 million as at January 1, 2004 based on a total future liability (adjusted for 3% inflation per annum) of $90 million. This obligation is expected to be paid over the next 50 years with substantially all being paid after 30 years. The Fund used credit adjusted risk free rates ranging from 7.1% to 7.4% to calculate the present value of the asset retirement obligation.

| | 2004 | 2003 |
|---|---|---|
| Obligation, beginning of year | $ 14,777 | $ 13,789 |
| Accretion expense | 952 | 988 |
| Obligation, end of period | $ 15,729 | $ 14,777 |

6. Income taxes:

The provision for income taxes in the financial statements differs from the result which would have been obtained by applying the combined federal and provincial tax rate to the Fund's earnings

before taxes. This difference results from the following items:

| | 3 Months Ended Dec. 31, 2004 | 3 Months Ended Dec. 31, 2003 | 12 Months Ended Dec. 31, 2004 | 12 Months Ended Dec. 31, 2003 |
|---|---|---|---|---|
| Earnings before taxes excluding interest on convertible debentures | $ 14,851 | $ 10,937 | $ 49,224 | $ 35,381 |
| Combined federal and provincial tax rate | 33.62% | 34.62% | 33.62% | 34.62% |
| Computed "expected" income tax expense | $ 5,000 | $ 3,800 | $ 16,500 | $ 12,300 |
| Interest deductions of subsidiaries | (11,200) | (11,100) | (43,800) | (38,500) |
| Reduction in provincial taxes | | | (6,000) | (2,300) |
| Future income tax reduction | $ (6,200) | $ (7,300) | $ (33,300) | $ (28,500) |

7. Trust Units:

The Fund is authorized to create and issue an unlimited number of Trust Units.

| | Trust Units | Amount |
|---|---|---|
| Balance, January 1, 2003 | 93,583,360 | $ 842,014 |
| Exercise of Unit options | 659,368 | 6,508 |
| Debenture conversions | 2,017,584 | 19,822 |
| Distribution Reinvestment Plan | 2,506,153 | 27,788 |
| Balance, December 31, 2003 | 98,766,465 | 896,132 |
| Exercise of Unit options | 309,020 | 3,030 |
| Debenture conversions | 1,316,091 | 12,990 |
| Distribution Reinvestment Plan | 2,541,645 | 29,750 |
| Balance, December 31, 2004 | 102,933,221 | $ 941,902 |

The net earnings per Unit are based on earnings available to Unitholders and the weighted average Units outstanding for the period. The earnings available to Unitholders for the fourth quarter was $15.4 million (2003 - $12.1 million) and for the twelve months ended December 31, 2004 was $60.4 million (2003 - $48.0 million). The weighted average Units outstanding for the fourth quarter were 101,115,000 Units (2003 - 98,408,765) and for the twelve months ended December 31, 2004 were 102,528,000 Units (2003 - 96,211,000).

The diluted earnings per Unit are based on net earnings and the weighted average Units outstanding adjusted for the dilutive effect of convertible debentures and employee Unit options. The net earnings for the fourth quarter was $20.4 million (2003 - $17.2 million).

In computing diluted earnings per Unit, 22,614,000 Units (2003 - 23,480,000) were added to the weighted average Units outstanding for the fourth quarter for the dilutive effect of convertible debentures and employee Unit options. For the twelve months ended December 31, 2004, net earnings were $80.3 million (2003 - $61.7 million) and 22,805,000 Units (2003 - 16,114,000) were added to the weighted average Units outstanding for the dilutive effect of convertible debentures and employee Unit options. Diluted earnings per Unit are not disclosed as the amounts are anti-dilutive. At December 31, 2004, 1,137,967 options (December 31, 2003 - 1,446,988) were outstanding and exercisable at a weighted average price of $9.87 (December 31, 2003 - $9.92).

8. Commitments:

The Fund is committed to annual payments as follows:

| ($ thousands) | Payments Due By Period | | | | |
|---|---|---|---|---|---|
| Contractual Obligations | Total | Less than 1 year | 1 - 3 years | 4 - 5 years | After 5 years |
| Office and Vehicle Leases | $ 15,268 | $ 2,789 | $ 4,393 | $ 2,979 | $ 5,107 |

9. Contingencies:

The Fund is involved in a dispute with the shippers on the AOSPL pipeline with respect to the interpretation of a transportation agreement and the inclusion of income tax in its tolls. These shippers have challenged amounts totaling approximately $10.9 million charged by the Fund's subsidiary going back to the year ended 2002. The parties involved have agreed to enter into arbitration in regards to this issue. Management's opinion is that income taxes are appropriately included in the tolls and, accordingly, no recognition of a liability or loss has been made at this time.

Pembina Pipeline Income Fund — INVESTOR INFORMATION

Exchange Listing and Trading Symbols:

The Toronto Stock Exchange
Trust Units Symbol: PIF.UN
8.25% Convertible Debentures Symbol: PIF.DB
7.50% Convertible Debentures Symbol: PIF.DB.A
7.35% Convertible Debentures Symbol: PIF.DB.B

Trustee, Registrar and Transfer Agent:

Computershare Trust Company of Canada
Shareholder Communications:

Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan:

Pembina offers a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan to eligible Unitholders of the Pembina Pipeline Income Fund.

The Plan allows participants an opportunity to:

- reinvest distributions into Trust Units at a 5 percent discount to a weighted average

1-888-267-6555

Corporate Office:

700 - 9th Avenue S.W.
P.O. Box 1948
Calgary, Alberta T2P 2M7
Telephone: (403) 231-7500
Fax: (403) 237-0254

Investor Information:

e-mail:
investor-relations(at)pembina.com
Telephone: (403) 231-7500
1-888-428-3222
Fax: (403) 691-7356
Website: www.pembina.com

Quarterly Results Webcast:

A live internet broadcast of Pembina's fourth Quarter 2004 Results conference call is scheduled for February 4, 2005 at 9:00 a.m. Calgary (11:00 a.m. Eastern, 8:00 a.m. Pacific). Those wishing to access the webcast are invited to visit Pembina's website located at www.pembina.com, or the host site at www.newswire.ca/webcast. An archive of the call will be available on-line for 90 days following the broadcast date.

market price, under the distribution reinvestment component of the Plan; or,

- realize 2 percent more cash on their distributions, under the premium distribution component of the Plan;

- eligible Unitholders may also make optional Trust Unit purchases at the weighted average market price.

A brochure, detailing administration of the Plan and eligibility and enrolment information, is available on-line on Pembina's web site located at www.pembina.com, or call 1-888-428-3222 to receive a copy by mail. Unitholders wishing to enroll in the Plan are asked to contact their broker, investment dealer, financial institution or other nominee through which the Trust Units are held.

---

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, such as loss of market, regulatory matters, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources.

>>
%SEDAR: 00008906E

/For further information: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

# Pembina Pipeline Income Fund



2004
INTERIM REPORT

4

## PEMBINA REPORTS ROBUST FOURTH QUARTER RESULTS

- Pembina distributed a record $106.2 million in cash to Unitholders during the twelve months ended December 31, 2004. The full-year distribution of $1.05 per Unit is consistent with that paid in the prior year and marks seven consecutive years of stable or growing per Unit distributions since Pembina's IPO in late 1997.

- This performance was supported by solid operating results over the year, bolstered by a robust fourth quarter. Canada's oil and gas industry set a record drilling pace in Western Canada in 2004 and Pembina benefited directly from elevated activity in its service regions, completing four new crude oil battery connections during the year. Receipts from these new connections averaged 6,400 barrels per day by year-end and, a further five new connections scheduled for 2005 have the potential to add another 30,000 barrels per day.

- Pembina's pipelines transported an average 678,600 barrels per day during 2004, consistent with the prior year. 2004 revenue of $278 million and operating income of $173 million were 15 and 18 percent higher respectively than the prior year, the result of improved operating margins on Pembina's conventional pipelines, incremental investment on the AOSPL system and inclusion of a full year of results for Pembina's 50 percent interest in the Fort Saskatchewan ethylene storage facility.

- These improvements enabled a $4.3 million build in Pembina's distribution reserve in 2004, which was substantially generated during the latter half of the year, to a total of $5.2 million at December 31, 2004. Pembina exited 2004 with strong operating results and a solid financial condition, positioning the Fund to continue to meet its objectives in 2005.

| HIGHLIGHTS | Twelve Months Ended December 31 | | |
|---|---|---|---|
| ($ millions except where noted) | 2004 | 2003 | % Change |
| Average Throughput (mbbls/day) | 678.6 | 678.7 | 0.0 |
| Revenue | $278.3 | $243.1 | 14.5 |
| Operating Expense | 105.0 | 96.2 | 9.2 |
| Net Operating Income | 173.3 | 146.9 | 17.9 |
| General & Administrative Expense | 14.2 | 11.8 | 20.7 |
| Interest Expense | 24.1 | 20.3 | 18.9 |
| Distributed Cash | 106.2 | 101.0 | 5.1 |
| $ Per Trust Unit | $1.05 | $1.05 | 0.0 |

## Management's Discussion and Analysis

Dated February 3, 2005.

*This Management's Discussion and Analysis is dated February 3, 2005 and is supplementary to, and should be read in conjunction with, the attached* ***unaudited*** *comparative interim financial statements and notes as at and for the three and twelve months ended December 31, 2004, along with Management's Discussion and Analysis and the audited consolidated financial statements and notes for the years ended December 31, 2003 and 2002 presented on pages 14 through 49 of the Fund's 2003 Report to Unitholders. The following financial information has been prepared in accordance with Canada's generally accepted accounting principles.*

*This MD&A has been reviewed by both the Audit Committee of the Board of Directors and by the Board of Directors. All amounts are stated in Canadian dollars unless otherwise specified.*

**AVERAGE THROUGHPUT BY PIPELINE SYSTEM**
(three and twelve months ended December 31, 2004 and December 31, 2003)
Thousands of barrels per day

| | **3 Months Ended Dec. 31, 2004** | 3 Months Ended Dec. 31, 2003 | **12 Months Ended Dec. 31, 2004** | 12 Months Ended Dec. 31, 2003 |
|---|---|---|---|---|
| **System** | | | | |
| Alberta | **415.5** | 433.3 | **409.5** | 433.6 |
| AOSPL | **232.4** | 210.3 | **243.6** | 217.6 |
| BC* - Eastbound | **8.6** | 12.3 | **9.1** | 8.6 |
| - Westbound | **24.2** | 24.3 | **25.5** | 27.5 |
| **Total Pembina** | **672.1** | 667.9 | **678.6** | 678.7 |

*BC Westbound reflects volume transported on the Western system and is included in the total. BC Eastbound represents the balance of BC production shipped east on the Alberta pipelines and is not included in the total.

### Results from Operations

Daily throughput on the Alberta systems averaged 415,500 barrels per day (bpd) during the fourth quarter of 2004 and 409,500 bpd during the year, compared to 433,300 bpd and 433,600 bpd for the comparable periods in 2003. Fourth quarter receipts on a number of the Alberta systems recovered from seasonal, weather and operational related factors that impacted throughput earlier in the year. One new connection was completed during the quarter, to total four for the year, providing an additional 6,400 bpd of pipeline receipts by year-end. As a result of elevated levels of industry activity in Pembina's service regions, most particularly its mature systems located in west-central Alberta, an additional five connections are scheduled for 2005 and Pembina is in discussions with several producer groups concerning potential transportation service. Fourth quarter tolls on the Alberta systems rose to $1.21 per barrel and averaged $1.17 per barrel for the year, compared to $1.06 for the fourth quarter and $1.03 annual average in 2003. Pembina employs toll management, in combination with asset rationalization and cost control, to promote consistent operating margins on its conventional pipeline systems. During 2004, tariffs on a number of the Alberta systems were adjusted to offset the dual impact of rising costs and declining throughput. The Alberta systems contributed $46.4 million of revenue during the quarter and $174.8 million for 2004, compared to $42.2 million in the fourth quarter of 2003 and $163.5 million for the full year in 2003.

Pipeline deliveries on the AOSPL system rose to 232,400 bpd for the quarter and 243,600 bpd year-to-date, compared to 210,300 bpd and 217,600 bpd for the fourth quarter and twelve-month period in 2003. Returns generated by this system are contract-based, and therefore not throughput sensitive. Capital expenditures, including the $167 million expended on the recently completed AOSPL capacity expansion, are included in the rate base as spent. AOSPL contributed revenue of $12.8 million in the last quarter of 2004 and $54.2 million for the year, compared to $12.2 million and $44.5 million for the fourth quarter and twelve-month period in 2003.

Throughput on the British Columbia gathering systems averaged 32,800 bpd during the most recent quarter and 34,600 bpd for 2004, as compared to receipts of 36,600 bpd and 36,100 bpd for the same periods of 2003. Volumes on the Western system averaged 24,200 bpd for the fourth quarter of 2004 and 25,500 bpd year-to-date. Operational restrictions at Kamloops impacting deliveries earlier in the year were resolved during the fourth quarter, with capacity restored to prior levels. The BC pipelines contributed $7.5 million in revenue during the last three months of 2004, and $6.3 million in the fourth quarter of 2003. The full-year revenue contribution rose to $28.3 million in 2004, up from $23.9 million in 2003, as a result of a higher revenue requirement on the provincially regulated gathering systems. The higher average annual toll of $1.29 in 2004, up from $1.03 a year earlier, reflects higher operating and capital spending associated with several upgrade projects undertaken on the regulated systems during 2004.

Pembina's 50 percent non-operated interest in the Fort Saskatchewan Ethylene Storage Facility generates fixed contracted returns over the 20-year term of the storage agreement executed in June 2003. This asset provides Pembina's business with diversification into the petrochemical sector without commodity price exposure and contributes very stable, long-term cash flow. The storage facility continued to generate stable returns through the fourth quarter of 2004. Annual cash flow contribution in 2004 of $17.5 million matched expectations, and is comparable to $8.9 million in cash contributed by this asset over the final six months of 2003.

### Expenses

Operating expenses for the fourth quarter totaled $25.3 million and $105.0 million for the year ended December 31, 2004, compared to $25.3 million and $96.2 million for the same periods of 2003. On a per barrel of throughput basis, excluding contracted assets, fourth quarter operating expense rose to 48 cents per barrel from 43 cents per barrel a year earlier. Pembina expects this higher rate of operations spending to persist in 2005, as elevated regulatory and compliance requirements coupled with Pembina's expanded programs of pipeline integrity and preventative maintenance combine to push costs higher. These same factors contributed to an increase in administration requirements during 2004, raising general and administrative expenditures to $3.6 million for the quarter and $14.2 million for the year in 2004, compared to $3.0 million and $11.7 million for the comparable periods of the prior year.

### Liquidity and Capital Resources

Pembina has established bank credit facilities totaling $260 million with $175.6 million of undrawn capacity available at December 31, 2004. The bank facilities, consisting of a $230 million revolving credit facility and a $30 million operating line of credit, were converted to an unsecured status on April 21, 2004 and were subsequently renewed to July 25, 2005, at which time it is expected that the facilities will be renewed by the lenders for a further 365 days. Should the lenders not extend these facilities, the amounts will be repayable over three years with 25 percent of the principal due in equal quarterly payments over three years, with the balance due at the end of the term. Other debt includes $100 million in Secured Senior Notes due 2017, $175 million in Unsecured Senior Notes due 2014 and $75 million of Floating Rate Senior Notes due 2009. Long-term debt of $434 million, together with $295.3 million market value of convertible debentures, resulted in a ratio of debt to total enterprise value of 34 percent at December 31, 2004, essentially unchanged from the end of 2003. For additional information on Pembina's debt arrangements, see note 4 to the Fund's Unaudited Consolidated Interim Financial Statements.

Net debt financing costs totaled $6.5 million during the fourth quarter and $24.1 million year-to-date compared to $5.5 million and $20.3 million for the same periods of the prior year. Higher average debt outstanding offset the impact of lower floating interest rates in 2004. Interest rate exposure on Pembina's floating rate debt is managed using swaps to fix rates for terms of up to five years. At December 31, 2004, Pembina had swaps in place on a principal amount of $110 million at an average rate of 5.5 percent, and the market-to-market value of these instruments at that date represented an unrealized loss of $2.7 million. Rates are fixed on approximately 90 percent of Pembina's long-term debt, minimizing exposure to rising interest rates.

The Dominion Bond Rating Service Limited (DBRS) rates the Pembina Pipeline Income Fund at STA-2 (low). Standard and Poor's (S&P) has assigned a "BBB" long-term corporate credit rating on Pembina Pipeline Corporation and a "BBB plus" senior debt rating. DBRS's stability ratings measure the volatility and sustainability of distributions per Unit of the Fund, in a scale ranging from STA-1 to STA-7, with STA-1 representing the highest rating possible, and STA-7 the lowest. Income funds rated at STA-2 are considered to have very good distributions per Unit stability and sustainability. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. For a full discussion of credit ratings the reader is referred to the Fund's Annual Information Form.

Capital expended on development initiatives in 2004 declined to $55.6 million from $138.5 million in 2003. Spending on new connections rose but was offset by the impact of completion of the AOSPL capacity expansion. Of the total development capital for the year, $17.1 million was attributable to new connections and upgrades on the Alberta systems, $8.4 million was spent on BC pipelines upgrades and $30.1 million was expended on AOSPL. During 2004, maintenance capital expenditures totalled $1.3 million, unchanged from 2003. Development capital expenditures for 2005 are expected to remain relatively consistent with 2004 spending. Lower capital requirements on the AOSPL system in 2005 relate to completion of a major capacity expansion undertaken over the preceding three years. This is expected to be offset with higher spending on upgrade of the provincially regulated British Columbia pipelines and on new connections and expansion of NGL carrying capacity on our Alberta systems. Development capital is debt financed whereas maintenance capital is deducted from the distributable cash of the Fund in the year in which it is incurred.

### Contractual Obligations

The Fund is committed to annual payments as follows:

| ($ thousands) | Payments Due By Period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less than 1 year** | **1 - 3 years** | **4 - 5 years** | **After 5 years** |
| Office and Vehicle Leases | $ 15,268 | $ 2,789 | $ 4,393 | $ 2,979 | $ 5,107 |

### Changes in Accounting Policy

In January 2004, the Fund retroactively adopted CICA Handbook Section 3110, "Asset Retirement Obligations" or "ARO". This standard requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred and an estimate can be made. The present value of the estimated ARO is capitalized as part of the carrying amount of the property, plant and equipment. The depreciation of the capitalized asset retirement cost is determined on a basis consistent with depreciation. The passage of time will increase the liability as accretion is charged to period earnings. Previously, liabilities for future abandonment and site restoration costs were not recorded as the estimated costs were assumed to be recovered by line-fill, salvage values and recoveries from shippers. The impact of this change has been disclosed in note 2 of the Fund's unaudited interim consolidated financial statements.

On October 1, 2004, the Fund retroactively adopted the new Canadian accounting standard for liabilities and equity as outlined in the CICA Handbook section 3860, whereby convertible debentures issued by the Fund are now recorded as liabilities. The impact of this change has been disclosed in note 2 of the Fund's unaudited interim consolidated financial statements.

## Trust Unit Information

Pembina raised $7.5 million under its Premium Distribution, Distribution Reinvestment and Optional Cash Purchase plan during the quarter. Since its launch in January 2003, this plan has attracted strong Unitholder interest, raising $60.1 million to date, and has exceeded Pembina's target over the past several cycles. During 2004, Pembina issued 2.5 million Trust Units under the Plan, the proceeds of which, totaling $30 million in 2004, were directed to debt repayment and to fund Pembina's capital program.

The Fund's Trust Units, together with each of the three series of convertible debentures, are traded on the Toronto Stock Exchange.

| | **Jan. 31, 2005** | Dec. 31, 2004 | Dec. 31, 2003 |
|---|---|---|---|
| Trust Units Outstanding | **103,347,388** | 102,933,221 | 98,766,465 |
| Average Daily Volume (Units per day) | **148,450**[1] | 196,000 | 175,400 |
| Unit Trading Price ($/Unit)[3] | **$ 13.87** | $ 13.65 | $ 13.10 |
| Principal Amount of Debentures Outstanding ($millions) | **$ 260.6**[2] | $ 262.5 | $ 275.9 |
| 8.25% Convertible Debentures Trading Price[3] | **$ 154.00** | $ 152.00 | $ 141.00 |
| 7.50% Convertible Debentures Trading Price[3] | **$ 130.00** | $ 129.00 | $ 120.00 |
| 7.35% Convertible Debentures Trading Price[3] | **$ 111.49** | $ 108.00 | $ 106.89 |
| Total Market Value of Securities Outstanding ($millions)[3] | **$ 1,735.0** | $ 1,700.0 | $ 1,600.0 |
| Pembina's convertible debentures are convertible to Trust Units at conversion prices of ($/Unit): | | | |
| 8.25% Convertible Debentures | | $ 9.00 | |
| 7.50% Convertible Debentures | | $ 10.50 | |
| 7.35% Convertible Debentures | | $ 12.50 | |

1 Based on the 20 trading days January 1 - 31, 2005, inclusive.
2 Full conversion to Trust Units of the remaining principal amount of the three debenture issues as at January 31, 2005 would result in the issuance of 21.7 million Trust Units.
3 Based on closing values as at December 31, 2003, December 31, 2004 and January 31, 2005.

During the fourth quarter of 2004, the Fund undertook a Unitholder residency search to establish foreign ownership in the Fund's publicly traded securities. The results of this search indicate that approximately 15 percent of the Fund's issued and outstanding Trust Units are held beneficially by non-residents of Canada. This non-resident ownership level falls well within the residency restrictions set out in the Fund's Declaration of Trust.

## Cash Distributions

The Fund pays cash distributions on a monthly basis to Unitholders of record the last calendar day of each month. Distributions are payable on the 15th day of the month following the declaration. The Fund declared distributions totaling $1.05 per Trust Unit, or $26.9 million for the quarter, $106.2 million for 2004. A component of the Fund's cash distribution is taxable in the hands of the Unitholder, unless held in a tax-deferred account. The Fund estimates that 99 percent of the distributions declared in 2004 will be taxable with the remaining 1 percent considered a return of capital. Pembina will report the final figures for 2004 by mid-February 2005. These values are projected to shift in taxation year 2005 to roughly 80 percent taxable and 20 return of capital, a level that is expected to persist for the foreseeable future. For most Unitholders, the amount considered a return of capital will reduce the cost base of each Unit for purposes of calculating the capital gains amount upon disposition of the Units.

## Distributed Cash

| | **3 Months Ended Dec. 31, 2004** | 3 Months Ended Dec. 31, 2003 | **12 Months Ended Dec. 31, 2004** | 12 Months Ended Dec. 31, 2003 |
|---|---|---|---|---|
| Net earnings | **$ 15,374** | $ 12,079 | **$ 60,423** | $ 47,955 |
| Add (deduct): | | | | |
| Depreciation, amortization and accretion | **21,181** | 21,096 | **84,647** | 77,985 |
| Future income tax reduction | **(6,200)** | (7,300) | **(33,300)** | (28,500) |
| Maintenance capital expenditures | **(469)** | (626) | **(1,254)** | (1,270) |
| (Increase) decrease in distribution reserve | **(2,947)** | 584 | **(4,324)** | 4,838 |
| Distributed cash | **$ 26,939** | $ 25,833 | **$ 106,192** | $ 101,008 |
| Distributed cash per Trust Unit | **$ 0.2625** | $ 0.2625 | **$ 1.0500** | $ 1.0500 |
| Diluted distributed cash per Trust Unit | **$ 0.2581** | $ 0.2541 | **$ 1.0060** | $ 1.0219 |

A $2.9 million fourth quarter replenishment in the distribution reserve brought the annual build to $4.3 million, leaving a balance on reserve of $5.2 million at December 31, 2004, meeting Pembina's objective. The distribution reserve is maintained to ensure stability over economic and industry cycles and to absorb the impact of material one-time events.

## New Developments and Outlook

Pembina achieved its 2004 distribution reserve objective, restoring the balance to the $5.2 million level, despite the $6.0 million impact of a second quarter operational incident that fully utilized the reserve by the end of the second quarter. Based on strong 2004 exit results and management's outlook for the coming year, Pembina expects that the reserve balance may expand during 2005 to a level where reconsideration of the distribution rate later in the year may be appropriate.

The "limited liability" issue, of interest to investors in the income trust sector, appears to have been substantially resolved with the passage of legislation by the Ontario Government late in the fourth quarter. The Trust Beneficiaries' Liability Act, which provides investor liability protection equivalent to that of a corporate entity, follows similar legislation, both enacted and planned, in several other Canadian jurisdictions. Pembina views this, together with the late January 2005 announcement by Standard & Poors of its intent to include income trusts in the S&P/TSX Composite Index by mid-year, as very positive developments for the sector. Resolution of the liability issue removes a significant investment constraint for certain institutional investors and, composite index inclusion of eligible income trusts, of which the Pembina Pipeline Income Fund is a potential candidate, is expected to provide further market support.

The Canadian oil and gas industry closed the year on a high note, with strong industry spending levels supported by buoyant commodity prices. The public announcement of a number of large-scale oilsands projects and industry projections of sustained development of conventional oil and gas resources are expected to provide opportunities for pipeline and related infrastructure investment in coming years.

Of particular note to Pembina is the renewal of interest in the Nisku zone of the West Pembina field, one of Pembina's established, mature service areas, and recently identified as one of the strongest plays in the Western Canada Sedimentary Basin in the last few years. A number of production companies are in the process of developing properties in the area and industry estimates indicate that certain wells drilled in this formation may have the potential of producing upwards of 2,500 bpd. Pembina's existing pipelines are well situated, and have the capacity to transport new production from this area. Should planned drilling and development proceed as projected, this, together with other scheduled development on our conventional pipeline systems in 2005, is estimated to supply incremental receipts ramping up to the 30,000 bpd range.

Pembina remains firmly focused on expansion opportunities related to oilsands development. Investment in this area is considered an ideal opportunity for the Fund given the fully-contracted, stable returns and extremely long-lived characteristics of such projects. With the recent completion of the AOSPL capacity expansion, Pembina will direct its attention to further expanding its throughput capability to service the rapidly developing, resource-rich oilsands producing region of northeastern Alberta.

### Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of the Fund. Such risk factors are presented in Management's Discussion and Analysis on pages 29 through 32 of the Fund's 2003 Report to Unitholders. For a full discussion of these risk factors, readers are referred to the Fund's Annual Information Form.

## Selected Quarterly Information

| (unaudited) | 2004 | | | | 2003 | | | |
|---|---|---|---|---|---|---|---|---|
| ($ thousands, except where noted) | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 |
| Revenue | 69,026 | 67,283 | 70,142 | 71,840 | 58,216 | 57,030 | 61,562 | 66,266 |
| Operating expense | 26,541 | 27,727 | 25,481 | 25,279 | 24,311 | 23,458 | 23,065 | 25,317 |
| EBITDA | 38,432 | 36,386 | 40,694 | 42,490 | 30,851 | 29,776 | 35,496 | 37,534 |
| Net earnings | 18,601 | 11,336 | 15,112 | 15,374 | 11,679 | 12,940 | 11,257 | 12,079 |
| Net earnings per Trust Unit ($/Unit): | | | | | | | | |
| Basic | 0.19 | 0.11 | 0.15 | 0.15 | 0.12 | 0.14 | 0.12 | 0.12 |
| Diluted | 0.19 | 0.11 | 0.15 | 0.15 | 0.12 | 0.14 | 0.12 | 0.12 |
| Distributed cash | 26,188 | 26,420 | 26,645 | 26,939 | 24,666 | 25,044 | 25,465 | 25,833 |
| Distributed cash per Trust Unit ($/Unit): | | | | | | | | |
| Basic | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 |
| Diluted | 0.2543 | 0.2543 | 0.2533 | 0.2581 | 0.2568 | 0.2582 | 0.2542 | 0.2541 |
| Trust Units outstanding (thousands): | | | | | | | | |
| Weighted average (basic) | 99,764 | 100,647 | 101,502 | 101,115 | 93,954 | 95,420 | 97,004 | 98,409 |
| Weighted average (diluted) | 122,688 | 123,541 | 124,360 | 123,729 | 101,659 | 104,366 | 121,007 | 121,889 |
| End of period | 100,115 | 100,902 | 101,874 | 102,933 | 94,285 | 96,095 | 97,502 | 98,766 |

## Additional Information

Additional information relating to the Pembina Pipeline Income Fund, including the Fund's Annual Information Form and financial statements, can be found on the Fund's profile on the SEDAR website at www.sedar.com.

## Non-Financial Terms

*Throughout this MD&A the Fund and Pembina use the term "distributed cash" to refer to the amount of cash that has been or is to be available for distribution to the Fund's Unitholders. "Distributed cash" is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and is calculated pursuant to the terms of the Fund's Declaration of Trust. Therefore, distributed cash of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that distributed cash should not be construed as an alternative to net earnings, cash from operating activities or other measures of financial performance calculated in accordance with GAAP as an indicator of the Fund's performance.*

## Forward-Looking Information

*The information contained in this Management's Discussion and Analysis contains certain forward-looking statements that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets" and similar expressions. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, fluctuations in operating results and certain other risks detailed from time to time in the Fund's public disclosure documents. Undue reliance should not be placed on these forward-looking statements as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The Fund undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the above statements.*

# consolidated balance sheets

(In thousands of dollars)

| | December 31 2004 (Unaudited) | December 31 2003 (Audited) |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and term deposits | $ | $ 3,266 |
| Accounts receivable | **26,432** | 33,718 |
| | **26,432** | 36,984 |
| Property, plant and equipment | **1,160,613** | 1,183,437 |
| Goodwill and other | **361,855** | 362,428 |
| | **$ 1,548,900** | $ 1,582,849 |
| **Liabilities and Unitholders' Equity** | | |
| Current liabilities: | | |
| Bank indebtedness | **$ 2,971** | $ |
| Accounts payable and accrued liabilities | **11,668** | 21,066 |
| Distributions payable to Unitholders | **9,007** | 8,642 |
| Current portion of long-term debt (note 4) | **3,522** | 134,000 |
| | **27,168** | 163,708 |
| Long-term debt (note 4) | **430,866** | 282,111 |
| Convertible debentures | **251,663** | 264,653 |
| Accrued benefit liability | **1,124** | 1,951 |
| Asset retirement obligation liability (note 5) | **15,729** | 14,777 |
| Future income taxes (note 6) | **167,300** | 200,600 |
| | **893,850** | 927,800 |
| Unitholders' equity: | | |
| Trust Units (note 7) | **941,902** | 896,132 |
| Earnings to date | **287,735** | 227,312 |
| Distributions to date | **(574,587)** | (468,395) |
| | **655,050** | 655,049 |
| Commitments (note 8) | | |
| Contingencies (note 9) | | |
| | **$ 1,548,900** | $ 1,582,849 |

*See accompanying notes to the consolidated financial statements*

# consolidated statements of earnings

(Unaudited)

(In thousands of dollars, except per Trust Unit amounts)

| | **3 Months Ended Dec. 31, 2004** | 3 Months Ended Dec. 31, 2003 | **12 Months Ended Dec. 31, 2004** | 12 Months Ended Dec. 31, 2003 |
|---|---|---|---|---|
| Revenue | **$ 71,840** | $ 66,266 | **$ 278,291** | $ 243,074 |
| Expenses: | | | | |
| Operations | **25,279** | 25,317 | **105,028** | 96,151 |
| General and administrative | **3,565** | 2,974 | **14,200** | 11,762 |
| Management fee | **312** | 297 | **1,076** | 1,024 |
| Depreciation, amortization and accretion | **21,181** | 21,096 | **84,647** | 77,985 |
| Other | **194** | 144 | **(15)** | 480 |
| | **50,531** | 49,828 | **204,936** | 187,402 |
| Earnings before interest and taxes | **21,309** | 16,438 | **73,355** | 55,672 |
| Interest expense | **6,458** | 5,501 | **24,131** | 20,291 |
| Interest on convertible debentures | **4,996** | 5,134 | **19,890** | 13,772 |
| Earnings before taxes | **9,855** | 5,803 | **29,334** | 21,609 |
| Capital taxes | **681** | 1,024 | **2,211** | 2,154 |
| Future income tax reduction (note 6) | **(6,200)** | (7,300) | **(33,300)** | (28,500) |
| Net earnings | **15,374** | 12,079 | **60,423** | 47,955 |
| Earnings to date, beginning of period, as previously reported | **272,361** | 221,232 | **233,736** | 184,118 |
| Retroactive adjustment for change in accounting policy (note 2) | | (5,999) | **(6,424)** | (4,761) |
| Earnings to date, beginning of period, restated | **272,361** | 215,233 | **227,312** | 179,357 |
| Earnings to date, end of period | **$ 287,735** | $ 227,312 | **$ 287,735** | $ 227,312 |
| Earnings per Trust Unit | | | | |
| Basic | **$ 0.15** | $ 0.12 | **$ 0.59** | $ 0.50 |
| Diluted | **$ 0.15** | $ 0.12 | **$ 0.59** | $ 0.50 |

*See accompanying notes to the consolidated financial statements*

# consolidated statement of cash flows

(Unaudited)

(In thousands of dollars)

| | **3 Months Ended Dec. 31, 2004** | 3 Months Ended Dec. 31, 2003 | **12 Months Ended Dec. 31, 2004** | 12 Months Ended Dec. 31, 2003 |
|---|---|---|---|---|
| Cash provided by (used in): | | | | |
| Operations: | | | | |
| Net earnings | **$ 15,374** | $ 12,079 | **$ 60,423** | $ 47,955 |
| Items not involving cash: | | | | |
| Depreciation, amortization and accretion | **21,181** | 21,096 | **84,647** | 77,985 |
| Future income tax reduction | **(6,200)** | (7,300) | **(33,300)** | (28,500) |
| Employee future benefits expense | **571** | 260 | **3,609** | 3,165 |
| Other | **152** | 102 | **584** | 408 |
| Cash flow from operations | **31,078** | 26,237 | **115,963** | 101,013 |
| Change in non-cash working capital | **494** | (8,224) | **8,638** | (6,350) |
| Employee future benefit contributions | **(1,429)** | (4,700) | **(4,436)** | (4,700) |
| | **30,143** | 13,313 | **120,165** | 89,963 |
| Financing: | | | | |
| Bank borrowings | **1,869** | 46,242 | **18,277** | 89,852 |
| Issue of private notes (net of costs) | | | **247,125** | |
| Repayment of AOSPL expansion facility | | | **(139,600)** | |
| Repayment of bank facilities | | | **(110,400)** | |
| Issue of Trust Units on exercise of options | **1,358** | 1,808 | **3,030** | 6,508 |
| Issue of Trust Units under DRIP | **7,500** | 6,818 | **29,750** | 27,788 |
| Issue of convertible debentures (net of costs) | | | | 210,602 |
| Distributions to Unitholders - current year | **(26,846)** | (25,721) | **(97,185)** | (92,365) |
| Distributions to Unitholders - prior year | | | **(8,642)** | (8,189) |
| | **(16,119)** | 29,147 | **(57,645)** | 234,196 |
| Investments: | | | | |
| Acquisition of storage facility | | 1,586 | | (188,436) |
| AOSPL expansion | **(2,674)** | (42,476) | **(30,132)** | (123,237) |
| Capital expenditures | **(12,151)** | (5,545) | **(27,875)** | (16,558) |
| Change in non-cash working capital | **(361)** | 4,057 | **(10,750)** | 3,079 |
| | **(15,186)** | (42,378) | **(68,757)** | (325,152) |
| Change in cash and term deposits | **(1,162)** | 82 | **(6,237)** | (993) |
| (Bank indebtedness) cash and term deposits, beginning of period | **(1,809)** | 3,184 | **3,266** | 4,259 |
| (Bank indebtedness) cash and term deposits, end of period | **$ (2,971)** | $ 3,266 | **$ (2,971)** | $ 3,266 |
| Other cash disclosures: | | | | |
| Interest paid | **$ (5,492)** | $ (5,038) | **$ (22,906)** | $ (19,856) |
| Taxes paid | **$ (495)** | $ (750) | **$ (1,980)** | $ (1,500) |

*See accompanying notes to the consolidated financial statements*

Notes to the consolidated financial statements:
(Tabular amounts in thousands of dollars, except per Trust Unit amounts)

1. **Significant accounting policies:**

The interim consolidated financial statements of Pembina Pipeline Income Fund ("the Fund") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003, except as described in note 2. The disclosure provided below is incremental to that included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Fund's annual report for the year ended December 31, 2003.

2. **Changes in accounting policy:**

a) Convertible Debentures

The Fund has retroactively adopted the amendments made to CICA Handbook section 3860, "Financial Instruments - Disclosure and Presentation" requiring debt classification for convertible debentures. The effect on the Fund's consolidated statement of earnings was to decrease the net earnings by $19.9 million (2003 - $13.8 million decrease). The effect to the Fund's consolidated balance sheet is to reclassify the outstanding convertible debentures totaling $251.7 million from Unitholder's equity to liabilities (2003 - $264.7 million). Earnings to date are unaffected by this reclassification.

b) Asset Retirement Obligation

In January 2004, the Fund adopted CICA Handbook Section 3110 "Asset Retirement Obligations." This change in accounting policy has been applied retroactively with restatement of prior periods presented for comparative purposes.

The Fund recognizes the fair value of an Asset Retirement Obligation ("ARO") in the period in which it is incurred and an estimate can be made. The fair value is recorded as a long-term liability, with a corresponding increase in the carrying amount of the property, plant and equipment. The passage of time will increase the liability as accretion is charged to period earnings. Revisions to timing of payments or cost estimates also result in a change to the ARO. Actual costs incurred upon settlement are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement and the recorded liability is recognized as a gain or loss in the Fund's earnings in the period in which the settlement occurs.

Previously, the Fund was required to set up a provision, net of expected recoveries, for future abandonment and restoration costs once such costs could be reasonably determinable. In prior periods, liabilities for future abandonment and site restoration costs were not recorded as the estimated costs were assumed to be recovered by line-fill, salvage values and recoveries from shippers.

As a result of this change, prior periods have been restated. The change resulted in a decrease in net earnings of $1.6 million for the year ended December 31, 2004 (2003 - $1.7 million). The effect of this change on the consolidated balance sheet at December 31, 2004 is an increase of $15.7 million to the asset retirement obligation ($14.8 million at December 31, 2003), an increase to property, plant and equipment of $7.7 million ($8.4 million at December 31, 2003) and a decrease in earnings to December 31, 2003 of $6.4 million ($4.8 million to December 31, 2002).

**3. Business segments:**

The Fund conducts its operations through two operating segments: Pipeline Operations and Ethylene Storage Operations.

Pipeline Operations consist of the operations of pipelines and related facilities to deliver crude oil, condensates and natural gas liquids in Alberta and British Columbia.

Ethylene Storage Operations consist of the Fund's direct and indirect interest in the Fort Saskatchewan Ethylene Storage Partnership (the "Partnership"). On June 24, 2003, a subsidiary of the Fund acquired a 49.9% interest in the Partnership and a 50% share in the Fort Saskatchewan Ethylene Storage Corporation, the general partner of the Partnership, which holds a 0.2% interest in the Partnership. The Partnership owns and operates an underground ethylene storage facility and related lands and equipment.

The financial results of the business segments are as follows:

| Three months ended December 31 | **Pipeline Operations** | **Ethylene Storage Operations** | **2004 Total** | Pipeline Operations | Ethylene Storage Operations | 2003 Total |
|---|---|---|---|---|---|---|
| Revenue | **$ 66,710** | **$ 5,130** | **$ 71,840** | $ 60,733 | $ 5,533 | $ 66,266 |
| Expenses | | | | | | |
| Operations | **24,513** | **766** | **25,279** | 23,986 | 1,331 | 25,317 |
| General and administrative | **3,565** | | **3,565** | 2,974 | | 2,974 |
| Management fee | **312** | | **312** | 297 | | 297 |
| Depreciation, amortization and accretion | **18,751** | **2,430** | **21,181** | 17,803 | 3,293 | 21,096 |
| Other | **194** | | **194** | 144 | | 144 |
| | **47,335** | **3,196** | **50,531** | 45,204 | 4,624 | 49,828 |
| Earnings before interest and taxes | **$ 19,375** | **$ 1,934** | **$ 21,309** | $ 15,529 | $ 909 | $ 16,438 |

| Twelve months ended December 31 | **Pipeline Operations** | **Ethylene Storage Operations** | **2004 Total** | Pipeline Operations | Ethylene Storage Operations | 2003 Total |
|---|---|---|---|---|---|---|
| Revenue | **$ 257,217** | **$ 21,074** | **$ 278,291** | $ 231,914 | $ 11,160 | $ 243,074 |
| Expenses | | | | | | |
| Operations | **101,505** | **3,523** | **105,028** | 93,867 | 2,284 | 96,151 |
| General and administrative | **14,200** | | **14,200** | 11,762 | | 11,762 |
| Management fee | **1,076** | | **1,076** | 1,024 | | 1,024 |
| Depreciation, amortization and accretion | **74,960** | **9,687** | **84,647** | 73,274 | 4,711 | 77,985 |
| Other | **(15)** | | **(15)** | 480 | | 480 |
| | **191,726** | **13,210** | **204,936** | 180,407 | 6,995 | 187,402 |
| Earnings before interest and taxes | **$ 65,491** | **$ 7,864** | **$ 73,355** | $ 51,507 | $ 4,165 | $ 55,672 |

**4. Long-term debt:**

| | **Available facilities At Dec. 31, 2004** | **Dec. 31, 2004** | Dec. 31, 2003 |
|---|---|---|---|
| Bank facilities | | | |
| Operating facility | $ 30,000 | $ 4,388 | $ 11,111 |
| Revolving credit facility | 230,000 | 80,000 | 180,000 |
| Revolving credit facility | | | 125,000 |
| Senior unsecured notes - Series A | 175,000 | 175,000 | |
| Senior unsecured notes - Series B | 75,000 | 75,000 | |
| Senior secured notes | 100,000 | 100,000 | 100,000 |
| | $ 610,000 | 434,388 | 416,111 |
| Less current portion | | (3,522) | (134,000) |
| | | $ 430,866 | $ 282,111 |

The bank facilities are syndicated facilities established with Canadian chartered banks (collectively, the "facilities"). On April 21, 2004, the $230 million revolving credit facility and the $30 million operating facility were converted to an unsecured status and subsequently renewed to July 25, 2005. At that date it is expected that the facilities will be renewed for a further 365 days. If the lenders do not extend these facilities, the amounts will be repayable over three years with 25% of the principal due in equal quarterly payments over three years with the balance due at the end of the term. On June 15, 2004, a $190 million revolving expansion facility was replaced with $175 million in Series A senior unsecured notes and $75 million in Series B senior unsecured notes. Borrowings on the facilities bear interest at the bank's prime lending rates, banker's acceptances rates plus stamping fees or U.S. LIBOR rates plus applicable margins. The margins vary depending on specified financial ratios and can range from nil to 1.75%.

Series A senior unsecured notes bear interest at 5.99% payable semiannually and are due June 15, 2014. Series B senior unsecured notes bear interest at the three month banker's acceptance rate plus 90 basis points payable quarterly in arrears and are due on June 22, 2009.

The $100 million senior secured notes are due 2017 and bear interest at 7.38% per annum, compounded semi-annually and payable monthly in arrears. Blended monthly payments of principal and interest of approximately $1 million are payable on the first day of each month beginning September 2005 through August 2017. These notes are subject to the maintenance of certain financial ratios.

**5. Asset retirement obligations:**

The Fund has estimated the net present value of its total asset retirement obligations to be $14.8 million as at January 1, 2004 based on a total future liability (adjusted for 3% inflation per annum) of $90 million. This obligation is expected to be paid over the next 50 years with substantially all being paid after 30 years. The Fund used credit adjusted risk free rates ranging from 7.1% to 7.4% to calculate the present value of the asset retirement obligation.

| | **2004** | 2003 |
|---|---|---|
| Obligation, beginning of year | **$ 14,777** | $ 13,789 |
| Accretion expense | **952** | 988 |
| Obligation, end of period | **$ 15,729** | $ 14,777 |

**6. Income taxes:**

The provision for income taxes in the financial statements differs from the result which would have been obtained by applying the combined federal and provincial tax rate to the Fund's earnings before taxes. This difference results from the following items:

| | **3 Months Ended Dec. 31, 2004** | 3 Months Ended Dec. 31, 2003 | **12 Months Ended Dec. 31, 2004** | 12 Months Ended Dec. 31, 2003 |
|---|---|---|---|---|
| Earnings before taxes excluding interest on convertible debentures | **$ 14,851** | $ 10,937 | **$ 49,224** | $ 35,381 |
| Combined federal and provincial tax rate | **33.62%** | 34.62% | **33.62%** | 34.62% |
| Computed "expected" income tax expense | **$ 5,000** | $ 3,800 | **$ 16,500** | $ 12,300 |
| Interest deductions of subsidiaries | **(11,200)** | (11,100) | **(43,800)** | (38,500) |
| Reduction in provincial taxes | | | **(6,000)** | (2,300) |
| Future income tax reduction | **$ (6,200)** | $ (7,300) | **$ (33,300)** | $ (28,500) |

**7. Trust Units:**

The Fund is authorized to create and issue an unlimited number of Trust Units.

| | Trust Units | Amount |
|---|---|---|
| Balance, January 1, 2003 | 93,583,360 | $ 842,014 |
| Exercise of Unit options | 659,368 | 6,508 |
| Debenture conversions | 2,017,584 | 19,822 |
| Distribution Reinvestment Plan | 2,506,153 | 27,788 |
| Balance, December 31, 2003 | 98,766,465 | 896,132 |
| Exercise of Unit options | 309,020 | 3,030 |
| Debenture conversions | 1,316,091 | 12,990 |
| Distribution Reinvestment Plan | 2,541,645 | 29,750 |
| Balance, December 31, 2004 | 102,933,221 | $ 941,902 |

The net earnings per Unit are based on earnings available to Unitholders and the weighted average Units outstanding for the period. The earnings available to Unitholders for the fourth quarter was $15.4 million (2003 - $12.1 million) and for the twelve months ended December 31, 2004 was $60.4 million (2003 - $48.0 million). The weighted average Units outstanding for the fourth quarter were 101,115,000 Units (2003 - 98,408,765) and for the twelve months ended December 31, 2004 were 102,528,000 Units (2003 - 96,211,000).

The diluted earnings per Unit are based on net earnings and the weighted average Units outstanding adjusted for the dilutive effect of convertible debentures and employee Unit options. The net earnings for the fourth quarter was $20.4 million (2003 - $17.2 million). In computing diluted earnings per Unit, 22,614,000 Units (2003 - 23,480,000) were added to the weighted average Units outstanding for the fourth quarter for the dilutive effect of convertible debentures and employee Unit options. For the twelve months ended December 31, 2004, net earnings were $80.3 million (2003 - $61.7 million) and 22,805,000 Units (2003 - 16,114,000) were added to the weighted average Units outstanding for the dilutive effect of convertible debentures and employee Unit options. Diluted earnings per Unit are not disclosed as the amounts are anti-dilutive. At December 31, 2004, 1,137,967 options (December 31, 2003 - 1,446,988) were outstanding and exercisable at a weighted average price of $9.87 (December 31, 2003 - $9.92).

**8. Commitments:**

The Fund is committed to annual payments as follows:

| ($ thousands) | | Payments Due By Period | | | |
|---|---|---|---|---|---|
| Contractual Obligations | Total | Less than 1 year | 1 - 3 years | 4 - 5 years | After 5 years |
| Office and Vehicle Leases | $ 15,268 | $ 2,789 | $ 4,393 | $ 2,979 | $ 5,107 |

**9. Contingencies:**

The Fund is involved in a dispute with the shippers on the AOSPL pipeline with respect to the interpretation of a transportation agreement and the inclusion of income tax in its tolls. These shippers have challenged amounts totaling approximately $10.9 million charged by the Fund's subsidiary going back to the year ended 2002. The parties involved have agreed to enter into arbitration in regards to this issue. Management's opinion is that income taxes are appropriately included in the tolls and, accordingly, no recognition of a liability or loss has been made at this time.

## Pembina Pipeline Income Fund — INVESTOR INFORMATION

**Exchange Listing and Trading Symbols:**

The Toronto Stock Exchange
Trust Units Symbol: **PIF.UN**
8.25% Convertible Debentures Symbol: **PIF.DB**
7.50% Convertible Debentures Symbol: **PIF.DB.A**
7.35% Convertible Debentures Symbol: **PIF.DB.B**

**Trustee, Registrar and Transfer Agent:**

Computershare Trust Company of Canada
Shareholder Communications:
1-888-267-6555

**Corporate Office:**

700 – 9th Avenue S.W.
P.O. Box 1948
Calgary, Alberta T2P 2M7
Telephone: (403) 231-7500
Fax: (403) 237-0254

***Investor Information:***

e-mail: investor-relations@pembina.com

Telephone: (403) 231-7500
1-888-428-3222
Fax: (403) 691-7356

Website: www.pembina.com

**Quarterly Results Webcast:**

A live internet broadcast of Pembina's fourth Quarter 2004 Results conference call is scheduled for February 4, 2005 at 9:00 a.m. Calgary (11:00 a.m. Eastern, 8:00 a.m. Pacific). Those wishing to access the webcast are invited to visit Pembina's website located at www.pembina.com, or the host site at www.newswire.ca/webcast. An archive of the call will be available on-line for 90 days following the broadcast date

**Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan:**

Pembina offers a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan to eligible Unitholders of the Pembina Pipeline Income Fund.

The Plan allows participants an opportunity to:

- reinvest distributions into Trust Units at a 5 percent discount to a weighted average market price, under the distribution reinvestment component of the Plan; or,
- realize 2 percent more cash on their distributions, under the premium distribution component of the Plan;
- eligible Unitholders may also make optional Trust Unit purchases at the weighted average market price.

A brochure, detailing administration of the Plan and eligibility and enrolment information, is available on-line on Pembina's web site located at www.pembina.com, or call 1-888-428-3222 to receive a copy by mail. Unitholders wishing to enroll in the Plan are asked to contact their broker, investment dealer, financial institution or other nominee through which the Trust Units are held.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, such as loss of market, regulatory matters, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources.

PEMBINA

**CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD**

I, PETER D. ROBERTSON, Vice President, Finance and Chief Financial Officer of Pembina Management Inc., as Administrator of Pembina Pipeline Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Pembina Pipeline Income Fund, (the issuer) for the interim period ending December 31, 2004.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: February 2, 2005

[Signed Peter D. Robertson]

Peter D. Robertson
Vice President, Finance and Chief Financial Officer
Pembina Management Inc.

## CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ROBERT B. MICHALESKI, President and Chief Executive Officer of Pembina Management Inc., as Administrator of Pembina Pipeline Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Pembina Pipeline Income Fund, (the issuer) for the interim period ending December 31, 2004.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: February 2, 2005

[Signed Robert B. Michaleski]

Robert B. Michaleski
President and Chief Executive Officer
Pembina Management Inc.

## Management's Discussion and Analysis

Dated February 3, 2005.

*This Management's Discussion and Analysis is dated February 3, 2005 and is supplementary to, and should be read in conjunction with, the attached* ***unaudited*** *comparative interim financial statements and notes as at and for the three and twelve months ended December 31, 2004, along with Management's Discussion and Analysis and the audited consolidated financial statements and notes for the years ended December 31, 2003 and 2002 presented on pages 14 through 49 of the Fund's 2003 Report to Unitholders. The following financial information has been prepared in accordance with Canada's generally accepted accounting principles.*

*This MD&A has been reviewed by both the Audit Committee of the Board of Directors and by the Board of Directors. All amounts are stated in Canadian dollars unless otherwise specified.*

**AVERAGE THROUGHPUT BY PIPELINE SYSTEM**
(three and twelve months ended December 31, 2004 and December 31, 2003)
Thousands of barrels per day

| | **3 Months Ended Dec. 31, 2004** | 3 Months Ended Dec. 31, 2003 | **12 Months Ended Dec. 31, 2004** | 12 Months Ended Dec. 31, 2003 |
|---|---|---|---|---|
| **System** | | | | |
| Alberta | **415.5** | 433.3 | **409.5** | 433.6 |
| AOSPL | **232.4** | 210.3 | **243.6** | 217.6 |
| BC* - Eastbound | **8.6** | 12.3 | **9.1** | 8.6 |
| - Westbound | **24.2** | 24.3 | **25.5** | 27.5 |
| **Total Pembina** | **672.1** | 667.9 | **678.6** | 678.7 |

* BC Westbound reflects volume transported on the Western system and is included in the total. BC Eastbound represents the balance of BC production shipped east on the Alberta pipelines and is not included in the total.

### Results from Operations

Daily throughput on the Alberta systems averaged 415,500 barrels per day (bpd) during the fourth quarter of 2004 and 409,500 bpd during the year, compared to 433,300 bpd and 433,600 bpd for the comparable periods in 2003. Fourth quarter receipts on a number of the Alberta systems recovered from seasonal, weather and operational related factors that impacted throughput earlier in the year. One new connection was completed during the quarter, to total four for the year, providing an additional 6,400 bpd of pipeline receipts by year-end. As a result of elevated levels of industry activity in Pembina's service regions, most particularly its mature systems located in west-central Alberta, an additional five connections are scheduled for 2005 and Pembina is in discussions with several producer groups concerning potential transportation service. Fourth quarter tolls on the Alberta systems rose to $1.21 per barrel and averaged $1.17 per barrel for the year, compared to $1.06 for the fourth quarter and $1.03 annual average in 2003. Pembina employs toll management, in combination with asset rationalization and cost control, to promote consistent operating margins on its conventional pipeline systems. During 2004, tariffs on a number of the Alberta systems were adjusted to offset the dual impact of rising costs and declining throughput. The Alberta systems contributed $46.4 million of revenue during the quarter and $174.8 million for 2004, compared to $42.2 million in the fourth quarter of 2003 and $163.5 million for the full year in 2003.

Pipeline deliveries on the AOSPL system rose to 232,400 bpd for the quarter and 243,600 bpd year-to-date, compared to 210,300 bpd and 217,600 bpd for the fourth quarter and twelve-month period in 2003. Returns generated by this system are contract-based, and therefore not throughput sensitive. Capital expenditures, including the $167 million expended on the recently completed AOSPL capacity expansion, are included in the rate base as spent. AOSPL contributed revenue of $12.8 million in the last quarter of 2004 and $54.2 million for the year, compared to $12.2 million and $44.5 million for the fourth quarter and twelve-month period in 2003.

Throughput on the British Columbia gathering systems averaged 32,800 bpd during the most recent quarter and 34,600 bpd for 2004, as compared to receipts of 36,600 bpd and 36,100 bpd for the same periods of 2003. Volumes on the Western system averaged 24,200 bpd for the fourth quarter of 2004 and 25,500 bpd year-to-date. Operational restrictions at Kamloops impacting deliveries earlier in the year were resolved during the fourth quarter, with capacity restored to prior levels. The BC pipelines contributed $7.5 million in revenue during the last three months of 2004, and $6.3 million in the fourth quarter of 2003. The full-year revenue contribution rose to $28.3 million in 2004, up from $23.9 million in 2003, as a result of a higher revenue requirement on the provincially regulated gathering systems. The higher average annual toll of $1.29 in 2004, up from $1.03 a year earlier, reflects higher operating and capital spending associated with several upgrade projects undertaken on the regulated systems during 2004.

Pembina's 50 percent non-operated interest in the Fort Saskatchewan Ethylene Storage Facility generates fixed contracted returns over the 20-year term of the storage agreement executed in June 2003. This asset provides Pembina's business with diversification into the petrochemical sector without commodity price exposure and contributes very stable, long-term cash flow. The storage facility continued to generate stable returns through the fourth quarter of 2004. Annual cash flow contribution in 2004 of $17.5 million matched expectations, and is comparable to $8.9 million in cash contributed by this asset over the final six months of 2003.

## Expenses

Operating expenses for the fourth quarter totaled $25.3 million and $105.0 million for the year ended December 31, 2004, compared to $25.3 million and $96.2 million for the same periods of 2003. On a per barrel of throughput basis, excluding contracted assets, fourth quarter operating expense rose to 48 cents per barrel from 43 cents per barrel a year earlier. Pembina expects this higher rate of operations spending to persist in 2005, as elevated regulatory and compliance requirements coupled with Pembina's expanded programs of pipeline integrity and preventative maintenance combine to push costs higher. These same factors contributed to an increase in administration requirements during 2004, raising general and administrative expenditures to $3.6 million for the quarter and $14.2 million for the year in 2004, compared to $3.0 million and $11.7 million for the comparable periods of the prior year.

## Liquidity and Capital Resources

Pembina has established bank credit facilities totaling $260 million with $175.6 million of undrawn capacity available at December 31, 2004. The bank facilities, consisting of a $230 million revolving credit facility and a $30 million operating line of credit, were converted to an unsecured status on April 21, 2004 and were subsequently renewed to July 25, 2005, at which time it is expected that the facilities will be renewed by the lenders for a further 365 days. Should the lenders not extend these facilities, the amounts will be repayable over three years with 25 percent of the principal due in equal quarterly payments over three years, with the balance due at the end of the term. Other debt includes $100 million in Secured Senior Notes due 2017, $175 million in Unsecured Senior Notes due 2014 and $75 million of Floating Rate Senior Notes due 2009. Long-term debt of $434 million, together with $295.3 million market value of convertible debentures, resulted in a ratio of debt to total enterprise value of 34 percent at December 31, 2004, essentially unchanged from the end of 2003. For additional information on Pembina's debt arrangements, see note 4 to the Fund's Unaudited Consolidated Interim Financial Statements.

Net debt financing costs totaled $6.5 million during the fourth quarter and $24.1 million year-to-date compared to $5.5 million and $20.3 million for the same periods of the prior year. Higher average debt outstanding offset the impact of lower floating interest rates in 2004. Interest rate exposure on Pembina's floating rate debt is managed using swaps to fix rates for terms of up to five years. At December 31, 2004, Pembina had swaps in place on a principal amount of $110 million at an average rate of 5.5 percent, and the market-to-market value of these instruments at that date represented an unrealized loss of $2.7 million. Rates are fixed on approximately 90 percent of Pembina's long-term debt, minimizing exposure to rising interest rates.

The Dominion Bond Rating Service Limited (DBRS) rates the Pembina Pipeline Income Fund at STA-2 (low). Standard and Poor's (S&P) has assigned a "BBB" long-term corporate credit rating on Pembina Pipeline Corporation and a "BBB plus" senior debt rating. DBRS's stability ratings measure the volatility and sustainability of distributions per Unit of the Fund, in a scale ranging from STA-1 to STA-7, with STA-1 representing the highest rating possible, and STA-7 the lowest. Income funds rated at STA-2 are considered to have very good distributions per Unit stability and sustainability. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. For a full discussion of credit ratings the reader is referred to the Fund's Annual Information Form.

Capital expended on development initiatives in 2004 declined to $55.6 million from $138.5 million in 2003. Spending on new connections rose but was offset by the impact of completion of the AOSPL capacity expansion. Of the total development capital for the year, $17.1 million was attributable to new connections and upgrades on the Alberta systems, $8.4 million was spent on BC pipelines upgrades and $30.1 million was expended on AOSPL. During 2004, maintenance capital expenditures totalled $1.3 million, unchanged from 2003. Development capital expenditures for 2005 are expected to remain relatively consistent with 2004 spending. Lower capital requirements on the AOSPL system in 2005 relate to completion of a major capacity expansion undertaken over the preceding three years. This is expected to be offset with higher spending on upgrade of the provincially regulated British Columbia pipelines and on new connections and expansion of NGL carrying capacity on our Alberta systems. Development capital is debt financed whereas maintenance capital is deducted from the distributable cash of the Fund in the year in which it is incurred.

### Contractual Obligations

The Fund is committed to annual payments as follows:

| ($ thousands) | Payments Due By Period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less than 1 year** | **1 - 3 years** | **4 - 5 years** | **After 5 years** |
| Office and Vehicle Leases | $ 15,268 | $ 2,789 | $ 4,393 | $ 2,979 | $ 5,107 |

### Changes in Accounting Policy

In January 2004, the Fund retroactively adopted CICA Handbook Section 3110, "Asset Retirement Obligations" or "ARO". This standard requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred and an estimate can be made. The present value of the estimated ARO is capitalized as part of the carrying amount of the property, plant and equipment. The depreciation of the capitalized asset retirement cost is determined on a basis consistent with depreciation. The passage of time will increase the liability as accretion is charged to period earnings. Previously, liabilities for future abandonment and site restoration costs were not recorded as the estimated costs were assumed to be recovered by line-fill, salvage values and recoveries from shippers. The impact of this change has been disclosed in note 2 of the Fund's unaudited interim consolidated financial statements.

On October 1, 2004, the Fund retroactively adopted the new Canadian accounting standard for liabilities and equity as outlined in the CICA Handbook section 3860, whereby convertible debentures issued by the Fund are now recorded as liabilities. The impact of this change has been disclosed in note 2 of the Fund's unaudited interim consolidated financial statements.

## Trust Unit Information

Pembina raised $7.5 million under its Premium Distribution, Distribution Reinvestment and Optional Cash Purchase plan during the quarter. Since its launch in January 2003, this plan has attracted strong Unitholder interest, raising $60.1 million to date, and has exceeded Pembina's target over the past several cycles. During 2004, Pembina issued 2.5 million Trust Units under the Plan, the proceeds of which, totaling $30 million in 2004, were directed to debt repayment and to fund Pembina's capital program.

The Fund's Trust Units, together with each of the three series of convertible debentures, are traded on the Toronto Stock Exchange.

| | **Jan. 31, 2005** | Dec. 31, 2004 | Dec. 31, 2003 |
|---|---|---|---|
| Trust Units Outstanding | **103,347,388** | 102,933,221 | 98,766,465 |
| Average Daily Volume (Units per day) | **148,450**[1] | 196,000 | 175,400 |
| Unit Trading Price ($/Unit) [3] | **$ 13.87** | $ 13.65 | $ 13.10 |
| Principal Amount of Debentures Outstanding ($millions) | **$ 260.6**[2] | $ 262.5 | $ 275.9 |
| 8.25% Convertible Debentures Trading Price [3] | **$ 154.00** | $ 152.00 | $ 141.00 |
| 7.50% Convertible Debentures Trading Price [3] | **$ 130.00** | $ 129.00 | $ 120.00 |
| 7.35% Convertible Debentures Trading Price [3] | **$ 111.49** | $ 108.00 | $ 106.89 |
| Total Market Value of Securities Outstanding ($millions) [3] | **$ 1,735.0** | $ 1,700.0 | $ 1,600.0 |
| Pembina's convertible debentures are convertible to Trust Units at conversion prices of ($/Unit): | | | |
| 8.25% Convertible Debentures | | $ 9.00 | |
| 7.50% Convertible Debentures | | $ 10.50 | |
| 7.35% Convertible Debentures | | $ 12.50 | |

[1] Based on the 20 trading days January 1 - 31, 2005, inclusive.

[2] Full conversion to Trust Units of the remaining principal amount of the three debenture issues as at January 31, 2005 would result in the issuance of 21.7 million Trust Units.

[3] Based on closing values as at December 31, 2003, December 31, 2004 and January 31, 2005.

During the fourth quarter of 2004, the Fund undertook a Unitholder residency search to establish foreign ownership in the Fund's publicly traded securities. The results of this search indicate that approximately 15 percent of the Fund's issued and outstanding Trust Units are held beneficially by non-residents of Canada. This non-resident ownership level falls well within the residency restrictions set out in the Fund's Declaration of Trust.

## Cash Distributions

The Fund pays cash distributions on a monthly basis to Unitholders of record the last calendar day of each month. Distributions are payable on the 15th day of the month following the declaration. The Fund declared distributions totaling $1.05 per Trust Unit, or $26.9 million for the quarter, $106.2 million for 2004. A component of the Fund's cash distribution is taxable in the hands of the Unitholder, unless held in a tax-deferred account. The Fund estimates that 99 percent of the distributions declared in 2004 will be taxable with the remaining 1 percent considered a return of capital. Pembina will report the final figures for 2004 by mid-February 2005. These values are projected to shift in taxation year 2005 to roughly 80 percent taxable and 20 return of capital, a level that is expected to persist for the foreseeable future. For most Unitholders, the amount considered a return of capital will reduce the cost base of each Unit for purposes of calculating the capital gains amount upon disposition of the Units.

## Distributed Cash

| | 3 Months Ended Dec. 31, 2004 | 3 Months Ended Dec. 31, 2003 | 12 Months Ended Dec. 31, 2004 | 12 Months Ended Dec. 31, 2003 |
|---|---|---|---|---|
| Net earnings | **$ 15,374** | $ 12,079 | **$ 60,423** | $ 47,955 |
| Add (deduct): | | | | |
| Depreciation, amortization and accretion | **21,181** | 21,096 | **84,647** | 77,985 |
| Future income tax reduction | **(6,200)** | (7,300) | **(33,300)** | (28,500) |
| Maintenance capital expenditures | **(469)** | (626) | **(1,254)** | (1,270) |
| (Increase) decrease in distribution reserve | **(2,947)** | 584 | **(4,324)** | 4,838 |
| Distributed cash | **$ 26,939** | $ 25,833 | **$ 106,192** | $ 101,008 |
| Distributed cash per Trust Unit | **$ 0.2625** | $ 0.2625 | **$ 1.0500** | $ 1.0500 |
| Diluted distributed cash per Trust Unit | **$ 0.2581** | $ 0.2541 | **$ 1.0060** | $ 1.0219 |

A $2.9 million fourth quarter replenishment in the distribution reserve brought the annual build to $4.3 million, leaving a balance on reserve of $5.2 million at December 31, 2004, meeting Pembina's objective. The distribution reserve is maintained to ensure stability over economic and industry cycles and to absorb the impact of material one-time events.

## New Developments and Outlook

Pembina achieved its 2004 distribution reserve objective, restoring the balance to the $5.2 million level, despite the $6.0 million impact of a second quarter operational incident that fully utilized the reserve by the end of the second quarter. Based on strong 2004 exit results and management's outlook for the coming year, Pembina expects that the reserve balance may expand during 2005 to a level where reconsideration of the distribution rate later in the year may be appropriate.

The "limited liability" issue, of interest to investors in the income trust sector, appears to have been substantially resolved with the passage of legislation by the Ontario Government late in the fourth quarter. The Trust Beneficiaries' Liability Act, which provides investor liability protection equivalent to that of a corporate entity, follows similar legislation, both enacted and planned, in several other Canadian jurisdictions. Pembina views this, together with the late January 2005 announcement by Standard & Poors of its intent to include income trusts in the S&P/TSX Composite Index by mid-year, as very positive developments for the sector. Resolution of the liability issue removes a significant investment constraint for certain institutional investors and, composite index inclusion of eligible income trusts, of which the Pembina Pipeline Income Fund is a potential candidate, is expected to provide further market support.

The Canadian oil and gas industry closed the year on a high note, with strong industry spending levels supported by buoyant commodity prices. The public announcement of a number of large-scale oilsands projects and industry projections of sustained development of conventional oil and gas resources are expected to provide opportunities for pipeline and related infrastructure investment in coming years.

Of particular note to Pembina is the renewal of interest in the Nisku zone of the West Pembina field, one of Pembina's established, mature service areas, and recently identified as one of the strongest plays in the Western Canada Sedimentary Basin in the last few years. A number of production companies are in the process of developing properties in the area and industry estimates indicate that certain wells drilled in this formation may have the potential of producing upwards of 2,500 bpd. Pembina's existing pipelines are well situated, and have the capacity to transport new production from this area. Should planned drilling and development proceed as projected, this, together with other scheduled development on our conventional pipeline systems in 2005, is estimated to supply incremental receipts ramping up to the 30,000 bpd range.

Pembina remains firmly focused on expansion opportunities related to oilsands development. Investment in this area is considered an ideal opportunity for the Fund given the fully-contracted, stable returns and extremely long-lived characteristics of such projects. With the recent completion of the AOSPL capacity expansion, Pembina will direct its attention to further expanding its throughput capability to service the rapidly developing, resource-rich oilsands producing region of northeastern Alberta.

**Risk Factors**

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of the Fund. Such risk factors are presented in Management's Discussion and Analysis on pages 29 through 32 of the Fund's 2003 Report to Unitholders. For a full discussion of these risk factors, readers are referred to the Fund's Annual Information Form.

## Selected Quarterly Information

| (unaudited) | | 2004 | | | | 2003 | | |
|---|---|---|---|---|---|---|---|---|
| ($ thousands, except where noted) | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 |
| Revenue | 69,026 | 67,283 | 70,142 | 71,840 | 58,216 | 57,030 | 61,562 | 66,266 |
| Operating expense | 26,541 | 27,727 | 25,481 | 25,279 | 24,311 | 23,458 | 23,065 | 25,317 |
| EBITDA | 38,432 | 36,386 | 40,694 | 42,490 | 30,851 | 29,776 | 35,496 | 37,534 |
| Net earnings | 18,601 | 11,336 | 15,112 | 15,374 | 11,679 | 12,940 | 11,257 | 12,079 |
| Net earnings per Trust Unit ($/Unit): | | | | | | | | |
| Basic | 0.19 | 0.11 | 0.15 | 0.15 | 0.12 | 0.14 | 0.12 | 0.12 |
| Diluted | 0.19 | 0.11 | 0.15 | 0.15 | 0.12 | 0.14 | 0.12 | 0.12 |
| Distributed cash | 26,188 | 26,420 | 26,645 | 26,939 | 24,666 | 25,044 | 25,465 | 25,833 |
| Distributed cash per Trust Unit ($/Unit): | | | | | | | | |
| Basic | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 |
| Diluted | 0.2543 | 0.2543 | 0.2533 | 0.2581 | 0.2568 | 0.2582 | 0.2542 | 0.2541 |
| Trust Units outstanding (thousands): | | | | | | | | |
| Weighted average (basic) | 99,764 | 100,647 | 101,502 | 101,115 | 93,954 | 95,420 | 97,004 | 98,409 |
| Weighted average (diluted) | 122,688 | 123,541 | 124,360 | 123,729 | 101,659 | 104,366 | 121,007 | 121,889 |
| End of period | 100,115 | 100,902 | 101,874 | 102,933 | 94,285 | 96,095 | 97,502 | 98,766 |

## Additional Information

Additional information relating to the Pembina Pipeline Income Fund, including the Fund's Annual Information Form and financial statements, can be found on the Fund's profile on the SEDAR website at www.sedar.com.

## Non-Financial Terms

*Throughout this MD&A the Fund and Pembina use the term "distributed cash" to refer to the amount of cash that has been or is to be available for distribution to the Fund's Unitholders. "Distributed cash" is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and is calculated pursuant to the terms of the Fund's Declaration of Trust. Therefore, distributed cash of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that distributed cash should not be construed as an alternative to net earnings, cash from operating activities or other measures of financial performance calculated in accordance with GAAP as an indicator of the Fund's performance.*

## Forward-Looking Information

*The information contained in this Management's Discussion and Analysis contains certain forward-looking statements that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets" and similar expressions. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, fluctuations in operating results and certain other risks detailed from time to time in the Fund's public disclosure documents. Undue reliance should not be placed on these forward-looking statements as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The Fund undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the above statements.*

Computershare

RECEIVED

2005 JUN 29 P 4:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Computershare Trust Company of Canada
530 - 8th Ave SW, Suite 600
Calgary, Alberta
T2P 3S8
Telephone: (403) 267-6800
Facsimile: (403) 267-6529
www.computershare.com

**Canada**
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Phillippines
South Africa
United Kingdom
USA

February 07, 2005

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorité des marchés financiers
Saskatchewan Financial Services Commission
Toronto Stock Exchange

Dear Sirs:

**Subject: Pembina Pipeline Income Fund**

We advise the following with respect to the upcoming meeting of Unitholders for the subject Corporation:

| | | |
|---|---|---|
| 1. | Meeting Type | Annual General and Special Meeting |
| 2. | Security Description of Voting Issue | Trust Units |
| 3. | CUSIP Number | 706329109 |
| 4. | ISIN Number | CA 7063291099 |
| 4. | Record Date | March 14, 2005 |
| 5. | Meeting Date | April 28, 2005 |
| 6. | Meeting Location | Calgary, AB |

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"
Jodie Hansen
Assistant Corporate Trust Officer

cc: Pembina Pipeline Income Fund
Attention: Glenys Hermanutz

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Pembina Announces February 2005 Distribution

CALGARY, Feb. 14 /CNW/ - Pembina Pipeline Income Fund announces the February 2005 cash distribution to Unitholders of 8.75 cents per Trust Unit, to be paid March 15, 2005 to Unitholders of record on February 28, 2005. Pembina has delivered stable and growing distributions since inception in October 1997 and, based on Pembina's outlook Management is confident that the current distribution will be maintained in 2005.

Pembina Pipeline Income Fund is a Canadian income fund engaged, through its operating subsidiaries, in the transportation of light conventional and synthetic crude oil, condensate and natural gas liquids in Western Canada. The Fund's securities trade on the Toronto Stock Exchange under the following symbols: PIF.UN - trust units; PIF.DB, PIF.DB.A and PIF.DB.B - convertible debentures.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, loss of market, regulatory matters, environmental risks, industry competition, pipeline design and construction, and ability to access sufficient capital from internal and external sources.

%SEDAR: 00008906E

/For further information: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 11:47e 14-FEB-05

# AMENDED AND RESTATED UNITHOLDER RIGHTS PLAN AGREEMENT

BETWEEN

**PEMBINA PIPELINE INCOME FUND**

and

**COMPUTERSHARE TRUST COMPANY OF CANADA**
as Rights Agent

Dated as of May 2, 2002

(amending and restating the Unitholder Rights Plan Agreement dated March 4, 1999,
as amended April 30, 1999)

**TABLE OF CONTENTS**

**Page**

**TABLE OF CONTENTS**

**(continued)**

**Page**

**AMENDED AND RESTATED**
**UNITHOLDER RIGHTS PLAN AGREEMENT**

THIS AMENDED AND RESTATED UNITHOLDER RIGHTS PLAN AGREEMENT made as of the 2nd day of May, 2002 (amending and restating the Unitholder Rights Plan Agreement dated March 4, 1999, as amended April 30, 1999).

BETWEEN:

**PEMBINA PIPELINE INCOME FUND**, a trust created under the laws of Alberta (hereinafter referred to as the "**Fund**")

OF THE FIRST PART

- and -

**COMPUTERSHARE TRUST COMPANY OF CANADA**, a trust company incorporated under the laws of Canada (hereinafter referred to as the "**Rights Agent**")

OF THE SECOND PART

WHEREAS the Fund and the Rights Agent entered into an agreement dated March 4, 1999 (and subsequently amended April 30, 1999) respecting a unitholder rights plan (the "**Original Plan**") that would be effective at the latest until the close of business on the date on which the 2002 annual meeting of the unitholders of the Fund terminates unless a resolution ratifying the continued existence of the Original Plan was approved by the Independent Unitholders (as defined in the Original Plan);

AND WHEREAS the Board of Directors (the "**Board**") of Pembina Pipeline Corporation (the "**Corporation**") has determined that it is advisable to continue the rights plan by adopting an amended and restated unitholder rights plan to take effect immediately upon receipt of approval of the Independent Unitholders, to conform to current practices and to effect the continued distribution of rights under the Original Plan as further amended and restated herein (the "**Rights Plan**") to ensure, to the extent possible, that all unitholders of the Fund are treated fairly in connection with any take-over offer or bid for the trust units of the Fund, and to ensure that the Board is provided with a sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize unitholder value;

AND WHEREAS, in order to continue implementation of the Rights Plan, the Board has:

(a) confirmed the distribution of one right (a "**Right**") in respect of each Trust Unit (as hereinafter defined) outstanding at the close of business on March 4, 1999 (the "**Record Time**"), such distribution to be made to unitholders of record at the Record Time; and

(b) confirmed the authorization of the issuance of one Right in respect of each Trust Unit issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

AND WHEREAS each Right entitles the holder thereof after the Separation Time to purchase securities of the Fund pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Fund desires to confirm its appointment of Computershare Trust Company of Canada, as successor to Montreal Trust Company of Canada, as Rights Agent to act on behalf of the Fund, and the Rights Agent is willing to continue to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

NOW THEREFORE in consideration of the premises and the respective agreements set forth herein, the parties hereby agree as follows:

## ARTICLE 1
## DEFINITIONS

### 1.1 Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a) "**Acquiring Person**" shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Trust Units of the Fund; provided, however, that the term "**Acquiring Person**" shall not include:

(i) the Fund or any Subsidiary of the Fund;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Trust Units of the Fund as a result of any one or a combination of:

(A) an acquisition or redemption by the Fund of Trust Units of the Fund which, by reducing the number of Trust Units outstanding, increases the proportionate number of Trust Units Beneficially Owned by such Person to 20% or more of the Trust Units of the Fund then outstanding;

(B) Trust Unit acquisitions made pursuant to a Permitted Bid ("**Permitted Bid Acquisitions**");

(C) acquisitions of Trust Units (1) in respect of which the Board has waived the application of Section 3.1 pursuant to subsections 5.1(b), 5.1(c) or 5.1(d); or (2) which were made on or prior to the date of the Original Plan; or (3) which were made pursuant to a distribution reinvestment plan of the Fund; or (4) pursuant to the receipt or exercise of rights issued by the Fund to all the holders of the Trust Units to subscribe for or purchase Trust Units or Convertible Securities, provided that such rights are acquired directly from the Fund and not from any other person and provided that the Person does not thereby acquire a greater percentage of Trust Units or Convertible Securities so offered than the Person's percentage of Trust Units or Convertible Securities beneficially owned immediately prior to such acquisition; or (5) pursuant to a distribution by the Fund of Trust Units or Convertible Securities made pursuant to a prospectus, provided that the Person does not thereby acquire a greater percentage of Trust Units or Convertible Securities so offered than the Person's percentage of Trust Units or Convertible Securities beneficially owned immediately prior to such acquisition; or (6) pursuant to a distribution by the Fund of Trust Units or Convertible Securities by way

of a private placement by the Fund or upon the exercise by an individual employee of trust unit options or rights granted under a trust unit option or rights incentive plan of the Fund or rights to purchase securities granted under a trust unit purchase plan of the Fund, provided that (i) all necessary stock exchange approvals for such private placement, trust unit option or rights incentive plan or trust unit purchase plan have been obtained and such private placement, trust unit option or rights incentive plan or trust unit purchase plan complies with the terms and conditions of such approvals and (ii) such Person does not become the Beneficial Owner of more than 25% of the Trust Units outstanding immediately prior to the distribution, and in making this determination the Trust Units to be issued to such Person in the distribution shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Trust Units immediately prior to the distribution ("**Exempt Acquisitions**");

(D) the acquisition of Trust Units upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition (as defined below) ("**Convertible Security Acquisitions**"); or

(E) acquisitions as a result of a distribution of Trust Units or a Trust Unit split or other event pursuant to which such Person receives or acquires Trust Units or Convertible Securities on the same pro rata basis as all other holders of Trust Units of the same class ("**Pro Rata Acquisitions**");

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Trust Units of the Fund then outstanding by reason of any one or a combination of (i) Trust Unit acquisitions or redemptions by the Fund or (ii) Permitted Bid Acquisitions or (iii) Exempt Acquisitions or (iv) Convertible Security Acquisitions or (v) Pro Rata Acquisitions and, after such Trust Unit acquisitions or redemptions by the Fund or Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions, such Person subsequently becomes the Beneficial Owner of more than an additional 1.00% of the number of Trust Units of the Fund outstanding other than pursuant to any one or a combination of Trust Unit acquisitions or redemptions of Trust Units by the Fund, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions, then as of the date of any such acquisition such Person shall become an "Acquiring Person";

(iii) a Grandfathered Person provided, however, that if such Person shall thereafter become the Beneficial Owner of more than an additional 1.00% of the number of Trust Units of the Fund outstanding other than pursuant to trust unit acquisitions or redemptions of Trust Units by the Fund, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions, then as of the date of any such acquisition such Person shall become an "Acquiring Person";

(iv) for a period of 10 days after the Disqualification Date, any Person who becomes the Beneficial Owner of 20% or more of the outstanding Trust Units as a result of

such Person becoming disqualified from relying on clause 1.1(e)(B) solely because such Person makes or announces an intention to make a Take-over Bid, either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person. For the purposes of this definition, "**Disqualification Date**" means the first date of public announcement that any Person is making or intends to make a Take-over Bid either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person; or

(v) an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Trust Units in connection with a distribution of securities by way of prospectus or private placement.

(b) "**Affiliate**", used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.

(c) "**Amendment Date**" means May 2, 2002.

(d) "**Associate**" of a specified individual shall mean any individual to whom such specified individual is married or with whom such specified individual is living in a conjugal relationship, outside marriage, or any relative of such specified individual or said spouse who has the same home as such specified individual.

(e) A Person shall be deemed the "**Beneficial Owner**", and to have "**Beneficial Ownership**", of, and to "**Beneficially Own**":

(i) any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to acquire (A) upon the exercise of any Convertible Securities, or (B) pursuant to any agreement, arrangement or understanding, in either case where such right is exercisable within a period of 60 days and whether or not on condition or the happening of any contingency (other than (1) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution to the public or pursuant to a private placement of securities, or (2) pursuant to a pledge of securities in the ordinary course of business); and

(iii) any securities which are Beneficially Owned within the meaning of clauses 1.1(e)(i) or (ii) above by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "Beneficial Owner", or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(A) where (1) the holder of such security has agreed to deposit or tender such security pursuant to a Permitted Lock-up Agreement to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(e)(iii), or (2) such security has

been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(e)(iii), in each case until the earliest time at which any such tendered security is accepted unconditionally for payment or exchange or is taken up and paid for;

(B) where such Person, any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(e)(iii), holds such security provided that (1) the ordinary business of any such Person (the "**Investment Manager**") includes the management of investment funds for others and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person, including the acquisition or holding of securities for non-discretionary accounts held on behalf of a client by a broker or dealer registered under applicable securities laws, or (2) such Person (the "**Trust Company**") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons or in relation to other accounts and holds such security in the ordinary course of such duties for the estates of deceased or incompetent Persons or for such other accounts, or (3) such Person (the "**Plan Trustee**") is the administrator or trustee of one or more pension funds or plans (each a "**Plan**") registered under applicable laws and holds such security for the purposes of its activity as such, or (4) such Person is a Plan or is a Person established by statute (the "**Statutory Body**") for purposes that include, and the ordinary business or activity of such Person includes the management of investment funds for employee benefit plans, pension plans, insurance plans (other than plans administered by insurance companies) or various public bodies or (5) such Person is a Crown agent or agency; provided in any of the above cases, that the Investment Manager, the Trust Company, the Plan Trustee, the Plan, the Statutory Body or the Crown agent or agency, as the case may be, is not then making a Take-over Bid or has not announced a current intention to make a Take-over Bid, other than an Offer to Acquire Trust Units or other securities pursuant to a distribution by the Fund or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange, securities quotation system or organized over-the-counter market, alone, through its Affiliates or Associates or by acting jointly or in concert with any other Person; or

(C) because such Person is a client of or has an account with the same Investment Manager as another Person on whose account the Investment Manager holds such security, or where such Person is a client of or has an account with the same Trust Company as another Person on whose account the Trust Company holds such security, or where such Person is a Plan and has a Plan Trustee who is also a Plan Trustee for another Plan on whose account the Plan Trustee holds such security; or

(D) where such Person is (i) a client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (ii) an account of a Trust Company and such security is owned at law or in equity by the Trust Company, or (iii) a Plan and such security is owned at law or in equity by the Plan Trustee; or

(E) where such Person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depositary.

For purposes of this Agreement, the percentage of Trust Units Beneficially Owned by any Person, shall be and be deemed to be the product determined by the formula:

100 x A/B

Where:

A = the number of votes for the nomination of all directors of the Corporation to be nominated by the unitholders generally attaching to the Trust Units Beneficially Owned by such Person; and

B = the number of votes for the nomination of all directors of the Corporation to be nominated by the unitholders generally attaching to all outstanding Trust Units.

For the purposes of the foregoing formula, where any person is deemed to Beneficially Own unissued Trust Units which may be acquired pursuant to Convertible Securities, such Trust Units shall be deemed to be outstanding for the purpose of calculating the percentage of Trust Units Beneficially Owned by such Person in both the numerator and the denominator, but no other unissued Trust Units which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding.

(f) "**Business Day**" shall mean any day other than a Saturday, Sunday or a day that is treated as a holiday at the Fund's principal executive offices in Calgary, Alberta, Canada.

(g) "**Canadian-U.S. Exchange Rate**" shall mean on any date the inverse of the U.S. Canadian Exchange Rate.

(h) "**Canadian Dollar Equivalent**" of any amount which is expressed in United States dollars shall mean on any day the Canadian dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

(i) "**close of business**" on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Trust Units in the City of Calgary, Alberta (or, after the Separation Time, the offices of the Rights Agent in the City of Calgary, Alberta) becomes closed to the public.

(j) "**Competing Permitted Bid**" means a Take-over Bid that:

(i) is made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid;

(ii) satisfies all components of the definition of a Permitted Bid other than the requirements set out in clause (ii) of that definition; and

(iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Trust Units will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the later of (1) the earliest date on which Trust Units may be taken up or paid for under any Permitted Bid or Competing Permitted Bid that is then in existence and (2) 35 days after the date of the Take-over Bid constituting the Competing Permitted Bid.

(k) "**Convertible Securities**" means, at any time, any securities issued by the Fund from time to time (other than the Rights) carrying any exercise, conversion or exchange right pursuant to which the holder thereof may acquire Trust Units or other securities which are convertible into or exercisable or exchangeable for Trust Units.

(l) "**Convertible Security Acquisitions**" has the meaning set forth in the definition of "Acquiring Person" herein.

(m) "**Co-Rights Agent**" shall have the meaning set forth in subsection 4.1(a) hereof.

(n) "**Declaration of Trust**" means the amended and restated declaration of trust dated April 30, 1999, as amended, pursuant to which the Fund is created, as amended, restated or supplemented from time to time.

(o) "**Effective Date**" shall mean the close of business on March 4, 1999.

(p) "**Exempt Acquisition**" has the meaning set forth in the definition of "Acquiring Person" herein.

(q) "**Exercise Price**" shall mean, as of any date after the Amendment Date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right and until adjustment thereof in accordance with the terms hereof, the Exercise Price shall equal Cdn. $50.

(r) "**Expiration Time**" shall mean the earlier of:

(i) the Termination Time; and

(ii) the termination of the annual meeting of the unitholders of the Fund in the year 2005;

provided, however, that if the resolution referred to in Section 5.19 is approved by Independent Unitholders in accordance with Section 5.19 at or prior to such annual meeting, "**Expiration Time**" means the earlier of (i) the Termination Time and (ii) the termination of the annual meeting of the unitholders of the Fund in the year 2008.

(s) "**Fiduciary**" shall mean a trust company registered under the trust company legislation of Canada or any province thereof, a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the *United States Investment Advisers Act* of 1940 or any other securities legislation of the United States or any state of the United States.

(t) A "**Flip-in Event**" shall mean a transaction occurring subsequent to the date of this Agreement as a result of which any Person shall become an Acquiring Person provided, however, that a Flip-in Event, shall be deemed to occur at the close of business on the tenth day (or such later day as the Board may determine) after the Trust Unit Acquisition Date.

(u) "**Grandfathered Person**" means any Person who was the Beneficial Owner of 20% or more of the outstanding Trust Units of the Fund at the Record Time.

(v) "**Independent Unitholders**" shall mean holders of Trust Units of the Fund excluding (i) any Acquiring Person; or (ii) any Person (other than a Person referred to in clause 1.1(e)(B)) that is making or has announced a current intention to make a Take-over Bid for Trust Units of the Fund (including a Permitted Bid or a Competing Permitted Bid) but excluding any such Person if the Take-over Bid so announced or made by such Person has been withdrawn, terminated or, expired; or (iii) any Affiliate or Associate of such Acquiring Person or a Person referred to in clause (ii); or (iv) any Person acting jointly or in concert with such Acquiring Person or a Person referred to in clause (ii); or (v) a Person who is a trustee of any employee benefit plan, Trust Unit purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Fund or a Subsidiary of the Fund, unless the beneficiaries of the plan or trust direct the manner in which the Trust Units are to be voted or direct whether the Trust Units are to be tendered to a Take-over Bid.

(w) "**Market Price**" per security of any securities on any date of determination shall mean the average of the daily Closing Price Per Security of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the price used to determine the Closing Price Per Security on any Trading Day not to be fully comparable with the price used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price per security used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The "**Closing Price Per Security**" of any securities on any date shall be:

(i) the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by the principal Canadian stock exchange on which such securities are listed or admitted to trading, or if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the closing board lot sale price or, if such price is not available, the average of the

closing bid and asked prices, for such securities as reported by such other securities exchange on which such securities are listed or admitted for trading;

(ii) if, for any reason, none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or other securities exchange, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for such securities in the over-the-counter market, as quoted by any reporting system then in use (as selected by the Board); or

(iii) if the securities are not listed or admitted to trading as contemplated in clause 1.1(w)(i) or (ii), the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities provided, however, that if on any such date the Closing Price Per Security cannot be determined in accordance with the foregoing, the Closing Price Per Security of such securities on such date shall mean the fair value per security of such securities on such date as determined in good faith by an internationally recognized investment dealer or investment banker with respect to the fair value per security of such securities. The Market Price, shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive trading day period in question in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof.

(x) "***1933 Securities Act***" shall mean the *Securities Act of 1933* of the United States, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto.

(y) "***1934 Exchange Act***" shall mean the *Securities Exchange Act* of 1934 of the United States, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto.

(z) "**Offer to Acquire**" shall include:

(i) an offer to purchase, or a solicitation of an offer to sell, Trust Units; and

(ii) an acceptance of an offer to sell Trust Units, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an offer to acquire to the Person that made the offer to sell.

(aa) "**Offeror's Securities**" means Trust Units Beneficially Owned on the date of an Offer to Acquire by any Person who is making a Take-over Bid and "**Offeror**" means a Person who has announced a current intention to make or is making a Take-over Bid.

(bb) "**Permitted Bid**" means a Take-over Bid made by a Person by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of record of Trust Units, other than the Offeror;

(ii) the Take-over Bid shall contain, and the provisions for the take-up and payment for Trust Units tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no Trust Units shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 45 days following the date of the Take-over Bid;

(iii) the Take-over Bid shall contain irrevocable and unqualified provisions that, unless the Take-over Bid is withdrawn, Trust Units may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Trust Units and that all Trust Units deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

(iv) the Take-over Bid shall contain an irrevocable and unqualified condition that more than 50% of the outstanding Trust Units held by Independent Unitholders, determined as at the date of first take-up or payment for Trust Units under the Take-over Bid, must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Trust Units; and

(v) the Take-over Bid shall contain an irrevocable and unqualified provision that in the event that more than 50% of the then outstanding Trust Units held by Independent Unitholders shall have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Trust Units under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Trust Units for not less than 10 Business Days from the date of such public announcement;

provided that if a Take-over Bid constitutes a Competing Permitted Bid, the term "Permitted Bid" shall also mean the Competing Permitted Bid.

(cc) "**Permitted Bid Acquisitions** " has the meaning set forth in the definition of "Acquiring Person" herein.

(dd) "**Permitted Lock-up Agreement**" means an agreement (the '**Lock-up Agreement**") between a Person and one or more holders of Trust Units (each such holder herein referred to as a '**Locked-up Person**") (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Fund) not later than the date of the Lock-up Bid (as defined below) or, if the Lock-up Bid has been made prior to the date of the Lock-up Agreement, not later than the first Business Day following the date of the Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender the Trust Units held by such holder to a Take-over Bid (the '**Lock-up Bid**") made by the Person or any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(e)(iii) provided that:

(i) the Lock-up Agreement permits the Locked-up Person to withdraw its Trust Units from the Lock-up Agreement in order to deposit or tender the Trust Units to another Take-over Bid or to support another transaction prior to the Trust Units being taken up and paid for under the Lock-up Bid:

(A) at a price or value per Trust Unit that exceeds the price or value per Trust Unit offered under the Lock-up Bid; or

(B) for a number of Trust Units at least 7% greater than the number of Trust Units that the Offeror has offered to purchase under the Lock-up Bid at a price or value per Trust Unit that is not less than the price or value per Trust Unit offered under the Lock-up Bid; or

(C) (I) that contains an offering price for each Trust Unit that exceeds by as much as or more than a specified amount (the "**Specified Amount**") the offering price for each Trust Unit contained in or proposed to be contained in the Lock-up Bid and (II) does not by itself provide for a Specified Amount that is greater than 7% of the offering price contained in or proposed to be contained in the Lock-up Bid; and

for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Trust Units from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Trust Units during the period of the other Take-over Bid or transaction; and

(ii) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

(A) 2½% of the price or value of the consideration payable under the Lock-up Bid to a Locked-up Person; and

(B) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-up Person would have received under the Lock-up Bid;

shall be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Trust Units to the Lock-up Bid, withdraws Trust Units previously tendered thereto in order to deposit or tender such Trust Units into another Take-over Bid or supports another transaction.

(ee) "**Person**" shall mean any individual, firm, partnership, association, trust, trustee, personal representative, body corporate, corporation, unincorporated organization, syndicate or other entity.

(ff) "**Pro Rata Acquisition**" has the meaning set forth in the definition of "Acquiring Person" herein.

(gg) "**Record Time** " shall mean the close of business on March 4, 1999.

(hh) "**Redemption Price**" has the meaning set forth in subsection 5.1(a).

(ii) "**Rights Certificate**" shall mean, after the Separation Time, the certificate representing the Rights substantially in the form of Exhibit "A" hereto;

(jj) "***Securities Act***" shall mean the *Securities Act* (Alberta), R.S.A. 2000, c. S-4, and the rules and regulations thereunder, each as may be amended from time to time, and any comparable or successor laws, rules or regulations thereto.

(kk) "**Separation Time**" shall mean the close of business on the tenth Business Day after the earlier of:

(i) the Trust Unit Acquisition Date;

(ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Fund or any Subsidiary of the Fund) to commence a Take-over Bid (other than a Take-over Bid which is a Permitted Bid so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid), provided that, if any Take-over Bid referred to in this clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for purposes of this subsection 1.1(kk), never to have been made; and

(iii) the date upon which a Permitted Bid ceases to be a Permitted Bid;

or such later date as may be determined by the Board acting in good faith provided that, if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and if the Board determines pursuant to Section 5.1 to waive the application of Section 3.1 to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred.

(ll) "**Subsidiary**" of any specified Person shall mean any corporation or other entity controlled by such specified Person.

(mm) "**Take-over Bid**" means an Offer to Acquire Trust Units or securities convertible into Trust Units, where the Trust Units subject to the Offer to Acquire, together with the Trust Units into which the securities subject to the Offer to Acquire are convertible, and the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Trust Units at the date of the Offer to Acquire.

(nn) "**Termination Time**" shall mean the time at which the right to exercise Rights shall terminate pursuant to Section 5.1, 5.18 or 5.19 hereof.

(oo) "**Trading Day**", when used with respect to any securities, shall mean a day on which the principal securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any securities exchange, a Business Day.

(pp) "**Trust Unit Acquisition Date**" shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 176 of the *Securities Act* or Section 13(d) under the *1934 Exchange Act*) by the Fund or an Acquiring Person that a Person has become an Acquiring Person.

(qq) "**Trust Units**" and "**Trust Units of the Fund**" means the trust units of the Fund, as constituted on the Amendment Date and any other security of the Fund into which such trust units may be subdivided, reclassified or changed from time to time.

(rr) "**U.S. Canadian Exchange Rate**" shall mean on any date:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange with a conversion of one United States dollar into Canadian dollars, such rate;

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board from time to time acting in good faith.

(ss) "**U.S. Dollar Equivalent**" of any amount which is expressed in Canadian dollars shall mean on any day the United States dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.

**1.2 Currency**

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

**1.3 Acting Jointly or in Concert**

For purposes of this Agreement, a Person is acting jointly or in concert with another Person if such Person has any agreement, arrangement or understanding (whether formal or informal and whether or not in writing) with such other Person to acquire, or Offer to Acquire, any Trust Units of the Fund (other than (A) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities by way of prospectus or private placement, or (B) pursuant to a pledge of securities in the ordinary course of business).

**1.4 Control**

A Person is "**controlled**" by another Person or two or more other Persons acting jointly or in concert if:

(a) in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons acting jointly or in concert and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(b) in the case of a Person which is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons acting jointly or in concert,

and "**controls**", "**controlling**" and "**under common control with**" shall be interpreted accordingly.

**1.5 Holder of Rights and Trust Units**

As used in this Agreement, unless the context otherwise requires, the term "**holder**" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Trust Units).

**1.6 References to this Agreement**

In this Agreement, unless otherwise provided herein and unless the context otherwise requires, references to "**this Agreement**", "**herein**", "**hereby**" and "**hereunder**" mean this Amended and Restated Unitholder Rights Plan Agreement dated May 2, 2002 between the Fund and the Rights Agent as amended and supplemented from time to time.

**ARTICLE 2**
**THE RIGHTS**

**2.1 Legend on Trust Unit Certificates**

Certificates for the Trust Units, including without limitation Trust Units issued upon the conversion of Convertible Securities, issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence one Right for each Trust Unit represented thereby and, commencing as soon as reasonably practicable after the Record Time, shall have impressed on, printed on, written on or otherwise affixed to them prior to the Amendment Date the legend set forth in Section 2.1 of the Original Plan, which legend shall be deemed to be amended for all purposes to read the same as the legend set forth below, or the following legend:

> Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in an Amended and Restated Unitholder Rights Plan Agreement dated as of May 2, 2002 (amending and restating the Unitholder Rights Plan Agreement dated March 4, 1999, as amended April 30, 1999, as such may from time to time be amended, restated, varied or replaced, (the "Rights Agreement"), between Pembina Pipeline Income Fund (the "Fund") and Computershare Trust Company of Canada as Rights Agent, the terms of which are hereby incorporated herein by reference and, a copy of which is on file at the registered office of the Fund. In certain circumstances, as set forth, in the Rights Agreement, such Rights may be amended, redeemed, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Fund will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of any Trust Units represented by this certificate without charge within five days, after the receipt of a written request therefor.

Certificates representing Trust Units that are issued and outstanding at the Record Time or the Amendment Date shall evidence one Right for each Trust Unit evidenced thereby notwithstanding the absence of the foregoing legend.

**2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights**

(a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof, after the Separation Time, to purchase, for the Exercise Price, or its U.S. Dollar Equivalent as at the Business Day immediately preceding the day of exercise of the Right, one Trust Unit. Notwithstanding any other provision of this Agreement, any Rights held by the Fund or any of its subsidiaries shall be void.

(b) Until the Separation Time,

(i) no Right may be exercised; and

(ii) each Right will be evidenced by the certificate for the associated Trust Unit and will be transferable only together with, and will be transferred by a transfer of, such associated Trust Unit.

(c) After the Separation Time and prior to the Expiration Time, the Rights (i) may be exercised; and (ii) will be transferable independent of Trust Units. Promptly following the Separation Time the Rights Agent will mail to each holder of record of Trust Units as of the Separation Time and, in respect of each Convertible Security converted into Trust Units after the Separation Time and prior to the Expiration Time promptly after such conversion to the holder so converting, (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights) at such holder's address as shown by the records of the Fund (the Fund hereby agreeing to furnish copies of such records to the Rights Agent for this purpose), (x) a Rights Certificate with registration particulars appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Fund may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or securities quotation system on which the Rights may from time to time be listed or traded, or to conform to usage, and (y) a disclosure statement describing the Rights.

(d) Rights may be exercised in whole or in part on any Business Day (or on any other day which, in the city at which an Election to Exercise (as hereinafter defined) is duly submitted to the Rights Agent in accordance with this Agreement, is not a Saturday, Sunday or a day that is treated as a holiday in such city) after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent (at its office in the City of Calgary, Alberta, Canada or at any other office of the Rights Agent in the cities designated from time to time for that purpose by the Fund), the Rights Certificate evidencing such Rights together with an Election to Exercise (an "**Election to Exercise**") substantially in the form attached to the Rights Certificate duly completed, accompanied by payment by certified cheque, banker's draft or money order payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Trust Units in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, with a duly completed Election to Exercise (which does not indicate that the holder so exercising is or is acting on behalf of an Acquiring Person) accompanied by payment as set forth in subsection 2.2(d) above, the Rights Agent will thereupon promptly:

(i) direct the transfer agent or any co-transfer agent of the Trust Units to issue a certificate representing the number of Trust Units to be purchased or, if applicable, for the number of previously issued and outstanding Trust Units plus the number of Trust Units to be purchased, and to make such account settlement

arrangements as may be necessary (the Fund hereby irrevocably authorizing its transfer agent to comply with all such directions);

(ii) when appropriate, requisition from the Fund the amount of cash to be paid in lieu of issuing fractional Trust Units and after receipt, deliver such cash to or to the order of the registered holder of the Rights Certificate;

(iii) after receipt of the Trust Unit certificates, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder; and

(iv) tender to the Fund all payments received upon exercise of the Rights.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Fund covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all Trust Units issued upon exercise of Rights shall, at the time of issuance of such Trust Units (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(ii) take all such action as may be necessary and within its power to comply with any applicable requirements of the Declaration of Trust, the *Securities Act*, the securities acts or comparable legislation of each of the other provinces of Canada, the *1933 Securities Act* and the *1934 Exchange Act*, and the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Trust Units upon exercise of Rights;

(iii) use reasonable efforts to cause all Trust Units issued upon exercise of Rights, if permitted by the principal exchanges, securities quotation systems or over-the-counter markets on which the Trust Units were traded immediately prior to the Trust Unit Acquisition Date, to be listed on the principal exchanges or traded in the over-the-counter markets on which the Trust Units were traded immediately prior to the Trust Unit Acquisition Date;

(iv) cause to be reserved and kept available out of its authorized and unissued Trust Units the number of Trust Units that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v) pay when due and payable any and all Canadian and United States federal, provincial, and state transfer taxes (for greater certainty not including any income or capital gains taxes of the holder or exercising holder or any liability of the Fund to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Trust Units, provided that the Fund shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or

delivery of Rights Certificates or the issuance or delivery of certificates for Trust Units in a name other than that of the holder of the Rights being transferred or exercised; and

(vi) provide to, or cause to be provided to, the Rights Agent a list of holders of Rights as and when requested by the Rights Agent.

**2.3 Adjustments to Exercise Price; Number of Rights**

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a) In the event the Fund shall at any time after the Amendment Date and prior to the Expiration Time:

(i) declare or pay a distribution on the Trust Units payable in Trust Units (or other securities or securities exchangeable for or convertible into or giving a right to acquire Trust Units or other securities of the Fund) other than pursuant to any optional Trust Unit distribution program, distribution reinvestment plan or a distribution payable in Trust Units in lieu of a regular periodic cash distribution;

(ii) subdivide or change the then outstanding Trust Units into a greater number of Trust Units;

(iii) consolidate, combine or change the then outstanding Trust Units into a smaller number of Trust Units; or

(iv) issue any Trust Units (or other securities or securities exchangeable for or convertible into or giving a right to acquire Trust Units or other securities of the Fund) in respect of, in lieu of or in exchange for existing Trust Units in a reclassification, amalgamation, merger, statutory arrangement or consolidation,

the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted in the manner set forth below. If the Exercise Price and number of Rights outstanding are to be adjusted (x) the Exercise Price in effect after such adjustment shall be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Trust Units (or other securities) (the "**Expansion Factor**") that a holder of one Trust Unit immediately prior to such distribution, subdivision, change, combination or issuance would hold thereafter as a result thereof and (y) each Right held prior to such adjustment shall become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be allocated among the Trust Units with respect to which the original Rights were associated (if they remain outstanding) and the Trust Units issued in respect of such distribution, subdivision, change, combination or issuance, so that each such Trust Unit (or other securities) will have exactly one Right associated with it. If the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the number of securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such distribution subdivision, change, combination or issuance would hold thereafter as a result thereof. If

after the Amendment Date and prior to the Expiration Time the Fund shall issue securities other than Trust Units in a transaction of a type described in clause 2.3(a)(i) or (iv), such securities shall be treated herein as nearly equivalent to Trust Units as may be practicable and appropriate under the circumstances and the Fund and the Rights Agent agree to amend this Agreement in order to effect such treatment. If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1 hereof, the adjustment provided for in this Section 2.3 shall be in addition to and shall be made prior to any adjustment required pursuant to Section 3.1 hereof. Adjustments pursuant to this subsection 2.3(a) shall be made successively, whenever an event referred to in this subsection 2.3(a) occurs.

In the event the Fund shall at any time after the Amendment Date and prior to the Separation Time issue any Trust Units otherwise than in a transaction referred to in the preceding paragraph, each such Trust Unit so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Trust Unit.

(b) In the event the Fund shall at any time after the Amendment Date and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Trust Units of rights or warrants entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Trust Units (or securities convertible into or exchangeable for or carrying a right to purchase or subscribe for Trust Units) at a price per Trust Unit (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Trust Units, having a conversion, exchange or exercise price (including the price required to be paid to purchase such convertible or exchangeable security or right per Trust Unit)) less than 90% of the Market Price per Trust Unit on such record date, the Exercise Price shall be adjusted in the manner set forth below. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction, of which the numerator shall be the number of Trust Units outstanding on such record date plus the number of Trust Units which the aggregate offering price of the total number of Trust Units so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered (including the price required to be paid to purchase such convertible or exchangeable securities or rights)) would purchase at such Market Price and of which the denominator shall be the number of Trust Units outstanding on such record date plus the number of additional Trust Units to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable). In case such subscription price is satisfied in whole or in part by consideration in a form other than cash the value of such consideration shall be as determined in good faith by the Board whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights.

Such adjustment shall be made successively whenever such a record date is fixed. For purposes of this paragraph (b), the granting of the right to purchase Trust Units pursuant to any distribution or interest reinvestment plan and/or any Trust Unit purchase plan providing for the reinvestment of distributions or interest payable on securities of the Fund and/or the investment of periodic optional payments and/or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the

Fund; provided, however, that in the case of any distribution or interest reinvestment plan, the right to purchase Trust Units is at a price per Trust Unit of not less than 90% of the current market price per Trust Unit (determined as provided in such plans) of the Trust Units.

(c) In the event the Fund shall at any time after the Amendment Date and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Trust Units of evidences of indebtedness or assets (other than a regular periodic cash distribution or a distribution paid in Trust Units) or rights or warrants entitling them to subscribe for or purchase Trust Units (or securities convertible into, exchangeable for or carrying a right to subscribe for or purchase Trust Units) at a price per Trust Unit (or in the case of a security convertible into, exchangeable for or carrying a right to subscribe for or purchase Trust Units, having a conversion, exchange, exercise, subscription or purchase price) less than 90% of the Market Price per Trust Unit on such record date, (excluding those referred to in subsection 2.3(b)), the Exercise Price shall be adjusted in the manner set forth below. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board) of the portion of the assets, evidences of indebtedness, rights or warrants so to be distributed applicable to each of the securities purchasable upon exercise of one Right (such determination to be described in a statement filed with the Rights Agent and the holders of the Rights). Such adjustment shall be made successively whenever such a record date is fixed.

(d) Each adjustment made pursuant to this Section 2.3 shall be made as of:

(i) the payment or effective date for the applicable distribution, subdivision, consolidation, change, combination or issuance, in the case of an adjustment made pursuant to paragraph (a) above; and

(ii) the record date for the applicable distribution, in the case of an adjustment made pursuant to paragraph (b) or (c) above subject to readjustment to reverse the same if such distribution shall not be made.

(e) In the event the Fund shall at any time after the Amendment Date and prior to the Expiration Time issue any securities of the Fund (other than Trust Units), or rights or warrants to subscribe for or purchase any such securities, or securities convertible into or exchangeable for any such securities, in a transaction referred to in clause (a)(i) or (a)(iv) above, or if the Fund shall take any other action (other than the issue of Trust Units) which might have a negative effect on the holders of Rights, if the Board acting in good faith determines that the adjustments contemplated by paragraphs (a), (b) and (c) above are not applicable or will not appropriately protect the interests of the holders of Rights, the Fund may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, if the adjustments contemplated by paragraphs (a), (b) and (c) above are applicable, notwithstanding such paragraphs, the adjustments so determined by the Fund, rather than adjustments contemplated by paragraphs (a), (b) and (c) above, shall be made. The Fund and the Rights Agent shall amend this Agreement in accordance with subsection 5.4(b) and 5.4(c), as the case may be, to provide for such adjustments.

(f) Each adjustment to the Exercise Price made pursuant to this Section 2.3 shall be calculated to the nearest cent. Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Fund shall:

(i) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(ii) promptly file with the Rights Agent and with the transfer agent for the Trust Units a copy of such certificate and mail a brief summary thereof to each holder of Rights.

(g) Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the securities so purchasable which were expressed in the initial Rights Certificates issued hereunder.

**2.4 Date on Which Exercise is Effective**

Each person in whose name any certificate for Trust Units is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Trust Units represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Trust Unit transfer books of the Fund are closed, such person shall be deemed to have become the record holder of such Trust Units on, and such certificate shall be dated, the next succeeding Business Day on which the Trust Unit transfer books of the Fund are open.

**2.5 Execution, Authentication, Delivery and Dating of Rights Certificates**

(a) The Rights Certificates shall be executed on behalf of the Fund by the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of Pembina Management Inc., or its successor as administrator of the Fund, or such other Person as may be authorized by or on behalf of the Fund. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the persons so authorized by or on behalf of the Fund shall bind the Fund, notwithstanding that such individuals or any of them have ceased to hold their offices in connection with the Fund prior to the countersignature and delivery of such Rights Certificates. Promptly after the Fund learns of the Separation Time, the Fund will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by or on behalf of the Fund to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Fund) and mail such Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(b) Each Rights Certificate shall be dated the date of countersignature thereof.

**2.6 Registration, Registration of Transfer and Exchange**

(a) After the Separation Time, the Fund will cause to be kept a register (the "**Rights Register**") in which, subject to such reasonable regulations as it may prescribe, the Fund will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "**Rights Registrar**" for the purpose of maintaining the Rights Register for the Fund and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b) After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection 2.6(d) below, the Fund will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(c) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Fund, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Fund or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Fund may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto.

**2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates**

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Fund shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Fund and the Rights Agent prior to the Expiration Time (i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate and (ii) such security or indemnity as may be required by them in their sole discretion to save each of them and any of their agents harmless, then, in the absence of notice to the Fund or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Fund shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Fund may require the payment of a sum sufficient to cover any tax or other governmental

charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Fund, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights, duly issued hereunder.

**2.8 Persons Deemed Owners**

The Fund, the Rights Agent and any agent of the Fund or the Rights Agent may deem and treat the Person, in whose name a Rights Certificate (or, prior to the Separation Time, the associated Trust Unit certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.

**2.9 Delivery and Cancellation of Certificates**

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Fund may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Fund may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable law and in accordance with its ordinary business practice, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Fund.

**2.10 Agreement of Rights Holders**

Every holder of Rights by accepting the same consents and agrees with the Fund and the Rights Agent and with every other holder of Rights that:

(a) he will be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Trust Unit;

(c) after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein.

(d) prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the evidence of ownership of the associated Trust Units) for registration of transfer, the Fund, the Rights Agent and any agent of the Fund or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Trust Unit certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Trust Unit certificate made by anyone other than the

Fund or the Rights Agent) for all purposes whatsoever, and neither the Fund nor the Rights Agent shall be affected by any notice to the contrary;

(e) such holder of Rights has waived his right to receive any fractional Rights or any fractional Trust Units upon exercise of a Right (except as provided herein);

(f) without the approval of any holder of Rights and upon the sole authority of the Board acting in good faith this Agreement may be supplemented or amended from time to time as provided herein; and

(g) notwithstanding anything in this Agreement to the contrary, neither the Fund nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

## ARTICLE 3
## ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

### 3.1 Flip-in Event

(a) Subject to subsections 3.1(b), 5.1(b), 5.1(c) and 5.1(d) hereof, in the event that prior to the Expiration Time a Flip-in Event shall occur, the Fund shall take such action as shall be necessary to ensure and provide, within 10 Business Days thereafter or such longer period as may be required to satisfy the requirements of the applicable securities acts or comparable legislation so that, except as provided below, each Right shall thereafter constitute the right to purchase from the Fund, upon exercise thereof in accordance with the terms hereof, that number of Trust Units of the Fund having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price, (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such date of consummation or occurrence an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Trust Units).

(b) Notwithstanding the foregoing or any other provisions of this Agreement, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Trust Unit Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii) a transferee, direct or indirect, of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with, an Acquiring Person or any Affiliate or Associate of an Acquiring Person) in a transfer made after the date hereof, whether or not for consideration, that the

Board acting in good faith has determined is part of a plan, arrangement or scheme of an Acquiring Person, (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with any Acquiring Person or any Affiliate or Associate of such Person) that has the purpose or effect of avoiding clause (i) of this subsection 3.1(b),

shall become void and any holder of such Rights (including transferees) shall thereafter have no right, to exercise such Rights under any provision of this Agreement and shall not have any other rights whatsoever in respect of such Rights, whether under any provision of this Agreement or otherwise.

(c) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either clauses (i) or (ii) of subsection 3.1(b) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

> "The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or who was an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or was acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in subsection 3.1(b) of the Rights Agreement.",

provided that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Fund or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not, and does not hold any Rights on behalf of, an Acquiring Person, an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them.

(d) From and after the Separation Time, the Fund shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provision of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Declaration of Trust, the *Securities Act* and the securities laws or comparable legislation of each of the provinces of Canada and of the United States and each of the states thereof in respect of the issue of Trust Units upon the exercise of Rights in accordance with this Agreement.

## ARTICLE 4
## THE RIGHTS AGENT

### 4.1 General

(a) The Fund hereby appoints the Rights Agent to act as agent for the Fund and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Fund may from time to time appoint such Co-Rights Agents as it may deem necessary or desirable. In the event the Fund appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Fund may determine. The Fund agrees to pay to the Rights Agent

reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the execution and administration of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and other disbursements of any expert retained by the Rights Agent with the approval of the Fund, such approval not to be unreasonably withheld). The Fund also agrees to indemnify the Rights Agent and its directors, officers, employees and agents for, and to hold them harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent or its directors, officers, employees or agents, for anything done, suffered or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the exercise and performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for or evidence of ownership of Trust Units, Rights Certificate, certificate for other securities of the Fund, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper person or persons.

**4.2 Merger, Amalgamation or Consolidation or Change of Name of Rights Agent**

(a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case, at the time such successor Rights Agent succeeds to the agency created by this Agreement, any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

### 4.3 Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Fund and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Fund), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Fund (such approval not to be unreasonably withheld) and at the expense of the Fund, consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to rely in good faith on the advice of any such expert.

(b) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Fund prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chairman of the Board, the President, the Chief Executive Officer, the Chief Financial Officer, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of Pembina Management Inc., or its successor as administrator of the Fund, or such other Person as may be authorized by the Fund and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c) The Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct.

(d) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Trust Units or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Fund only.

(e) The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Trust Unit certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Fund of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Trust Units to be issued pursuant to this Agreement or any Rights or as to whether any Trust Units will, when issued, be

duly and validly authorized, executed, issued and delivered and fully paid and non-assessable.

(f) The Fund agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman of the Board, the President, the Chief Executive Officer, the Chief Financial Officer, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of Pembina Management Inc. or its successor as administrator of the Fund, or such other Person as may be authorized by the Fund, and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in reliance upon instructions of any such person; it is understood that instructions to the Rights Agent shall, except where circumstances make it impracticable or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably possible after the giving of such instructions.

(h) The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Trust Units, Rights or other securities of the Fund or become pecuniarily interested in any transaction in which the Fund may be interested, or contract with or lend money to the Fund or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Fund or for any other legal entity.

(i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Fund resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

**4.4 <u>Change of Rights Agent</u>**

The Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days' notice (or such lesser notice as is acceptable to the Fund) in writing mailed to the Fund and to the transfer agent of Trust Units by registered or certified mail, and to the holders of the Rights in accordance with Section 5.9. The Fund may remove the Rights Agent upon 30 days' notice in writing given to the Rights Agent and to the transfer agent of the Trust Units (by personal delivery, or registered or certified mail). If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Fund will appoint a successor to the Rights Agent. If the Fund fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the resigning Rights Agent or any holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Fund or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Alberta. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named

as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Fund will file notice thereof in writing with the predecessor Rights Agent and the transfer agent of the Trust Units, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

## ARTICLE 5
## MISCELLANEOUS

### 5.1 <u>Redemption and Termination</u>

(a) The Board may, with the prior consent of holders of Trust Units or of the holders of Rights given in accordance with subsection 5.1(f) or 5.1(g) as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "**Redemption Price**").

(b) The Board may, with the prior consent of the holders of Trust Units given in accordance with subsection 5.1(f), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Trust Units otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Trust Units and otherwise than in the circumstances set forth in subsection 5.1(d), to waive the application of Section 3.1 to such Flip-in Event. In the event that the Board proposes such a waiver, the Board shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of unitholders called to approve such waiver.

(c) The Board may, prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived under this clause, determine, upon prior written notice to the Rights Agent, to waive the application of Section 3.1 to that Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by means of a Take-over Bid circular sent to all holders of record of Trust Units; further provided that if the Board waives the application of Section 3.1 to such a Flip-in Event, the Board shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid made by means of a Take-over Bid circular to all holders of record of Trust Units which is made prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this subsection 5.1(c).

(d) The Board may, in respect of any Flip-in Event, waive the application of Section 3.1 to that Flip-in Event, provided that both of the following conditions are satisfied:

(i) the Board has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and

(ii) such Acquiring Person has reduced its Beneficial Ownership of Trust Units such that at the time of waiver pursuant to this subsection 5.1(d) it is no longer an Acquiring Person.

(e) The Board shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person who has made a Permitted Bid or a Take-over Bid in respect of which the Board has waived, or is deemed to have waived, pursuant to subsection 5.1(c), the application of Section 3.1, takes up and pays for the Trust Units pursuant to the terms and conditions of the Permitted Bid or Take-over Bid, as the case may be.

(f) If a redemption of Rights pursuant to subsection 5.1(a) or a waiver of a Flip-in Event pursuant to subsection 5.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Trust Units. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Unitholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Declaration of Trust.

(g) If a redemption of Rights pursuant to subsection 5.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Unitholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Declaration of Trust with respect to meetings of unitholders of the Fund.

(h) Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price. Notwithstanding such redemption, all of the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and it shall be deemed not to have occurred and Rights shall remain attached to the outstanding Trust Units, subject to and in accordance with the provisions of this Agreement.

(i) If the Board elects or is deemed to have elected to redeem the Rights, and, in circumstances where subsection 5.1(a) is applicable, such redemption is approved by the holders of Trust Units or the holders of Rights in accordance with subsection 5.1(f) or 5.1(g), as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price.

(j) Within 10 Business Days of the Board electing or having been deemed to have elected to redeem the Rights or, if subsection 5.1(a) is applicable within 10 Business Days after the

holders of Trust Units or the holders of Rights have approved a redemption of Rights in accordance with subsection 5.1(f) or 5.1(g), as the case may be, the Fund shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at its last address as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the transfer agent for the Trust Units. Any notice which is mailed in the manner herein provided will be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Fund may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 or in connection with the purchase of Trust Units prior to the Separation Time.

### 5.2 Expiration

No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in subsection 4.1(a) of this Agreement.

### 5.3 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Fund may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board to reflect any adjustment or change in the number of or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

### 5.4 Supplements and Amendments

(a) The Board may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder. The Board may, prior to the date of the unitholders' meeting referred to in Section 5.18, supplement, amend, vary, rescind or delete any of the provisions of this Agreement without the approval of any holders of Rights or Trust Units (whether or not such action would materially adversely affect the interests of the holders of Rights generally) where the Board acting in good faith deems such action necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agents to such supplement or amendment.

(b) Subject to subsection 5.4(a) the Board may, with the prior consent of the holders of Trust Units, obtained as set forth below, at any time prior to the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Unitholders present or represented at and entitled to be voted at a meeting of the holders of Trust Units duly called and held in compliance with applicable laws and the Declaration of Trust.

(c) The Board may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect

the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders held in accordance with subsection 5.4(d) and representing 50% plus one of the votes cast in respect thereof.

(d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Declaration of Trust with respect to meetings of unitholders of the Fund.

(e) Any amendments made by the Board to this Agreement pursuant to subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulation thereunder shall:

(i) if made before the Separation Time, be submitted to the unitholders of the Fund at the next meeting of unitholders and the unitholders may, by the majority referred to in subsection 5.4(b), confirm or reject such amendment;

(ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of unitholders of the Fund and the holders of Rights may, by resolution passed by the majority referred to in subsection 5.4(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the unitholders or the holders of Rights or is not submitted to the unitholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board to amend this Agreement to substantially the same effect shall be effective until confirmed by the unitholders or holders of Rights as the case may be.

**5.5 <u>Fractional Rights and Fractional Trust Units</u>**

(a) The Fund shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time there shall be paid to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right in lieu of such fractional Rights as of the date such fractional Rights would otherwise be issuable. The Rights Agent shall have no obligation

to make any payments in lieu of fractional Rights unless the Fund shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2(e).

(b) The Fund shall not be required to issue fractional Trust Units upon exercise of the Rights or to distribute certificates which evidence fractional Trust Units. In lieu of issuing fractional Trust Units, the Fund shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Trust Unit at the date of such exercise. The Rights Agent shall have no obligation to make any payments in lieu of fractional Trust Units unless the Fund shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2(e).

## 5.6 Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Fund to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights, or Rights to which he is entitled, in the manner provided in this Agreement and in such holder's Rights Certificate. Without limiting the foregoing or any remedies available to the holders of Rights it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

## 5.7 Holder of Rights Not Deemed a Unitholder

No holder, as such, of any Rights shall be entitled to vote, receive distributions or be deemed for any purpose the holder of Trust Units or any other securities which may at any time be issuable on the exercise of Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a unitholder of the Fund or any right to nominate the directors of the Corporation or upon any matter submitted to unitholders at any meeting of the Fund, or to give or withhold consent to any action of the Fund, or to receive notice of meetings or other actions affecting unitholders (except as provided in Section 5.8 hereof), or to receive distributions or subscription rights or otherwise, until such Rights, or Rights to which such holder is entitled, shall have been exercised in accordance with the provisions hereof.

## 5.8 Notice of Proposed Actions

In case the Fund shall propose after the Separation Time and prior to the Expiration Time:

(a) to effect or permit (in cases where the Fund's permission is required) any Flip-in Event; or

(b) to effect the liquidation, dissolution or winding up of the Fund or the sale of all or substantially all of the Fund's assets,

then, in each such case, the Fund shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the date on which such Flip-in Event,

liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 10 Business Days prior to the date of taking of such proposed action by the Fund.

### 5.9 Notices

Notices or demands to be given or made in connection with this Agreement by the Rights Agent or by the holder of any Rights to or on the Fund shall be sufficiently given or made if delivered or sent by mail, postage prepaid or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Fund following the giving of the notice or demand by fax), addressed (until another address is filed in writing with the Rights Agent) as follows:

Pembina Pipeline Income Fund
c/o Pembina Management Inc.
27th Floor, 707 - 8th Avenue S.W.
Calgary, Alberta
T2P 2M7
Attention: President
Facsimile: (403) 231-7507

Notices or demands to be given or made in connection with this Agreement by the Fund or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by mail, postage prepaid, or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Rights Agent following the giving of the notice or demand by fax), addressed (until another address is filed in writing with the Fund) as follows:

Computershare Trust Company of Canada
Suite 710, 530 - 8th Avenue S.W.
Calgary, Alberta
T2P 3S8
Attention: Manager, Corporate Trust
Facsimile: (403) 267-6598

Notices or demands to be given or made in connection with this Agreement by the Fund or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to such holder following the giving of the notice or demand by fax), addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Fund for the Trust Units.

Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of faxing (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Fund and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

If mail service is or is threatened to be interrupted at a time when the Fund or the Rights Agent wishes to give a notice or demand hereunder to or on the holders of the Rights, the Fund or the Rights Agent may, notwithstanding the foregoing provisions of this Section 5.9, give such notice by means, of publication once in each of two successive weeks in the business section of the National Post or the Globe and Mail

and, so long as the Fund has a transfer agent in the United States, in a daily publication in the United States designated by the Fund, or in such other publication or publications as may be designated by the Fund and notice so published shall be deemed to have been given on the date on which the first publication of such notice in any such publication has taken place.

**5.10 Costs of Enforcement**

The Fund agrees that if the Fund fails to fulfil any of its obligations pursuant to this Agreement, then the Fund will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

**5.11 Successors**

All the covenants and provisions of this Agreement by or for the benefit of the Fund or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

**5.12 Benefits of this Agreement**

Nothing in this Agreement shall be construed to give to any Person other than the Fund, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Fund, the Rights Agent and the holders of the Rights.

**5.13 Descriptive Headings**

Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

**5.14 Governing Law**

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Alberta and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

**5.15 Language**

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en découleront soient rédigés en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.

**5.16 Counterparts**

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

**5.17 Severability**

If any term or provision hereof or the application thereof to any circumstance is, in any jurisdiction and to any extent, invalid or unenforceable, such term or provision shall be ineffective as to

such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

**5.18 Effective Date**

Notwithstanding its amendment and restatement as of the date hereof, this Agreement (subject to receipt of the approval of the Independent Unitholders as set forth below) is effective from the Effective Date and replaces and supersedes the Original Plan. If this Agreement is not approved by resolution passed by a majority of the votes cast by Independent Unitholders who vote in respect of reconfirmation of the Original Plan as amended and restated herein at a meeting of unitholders to be held not later than the date on which the 2002 annual meeting of unitholders of the Fund terminates, then the Original Plan, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from that date which is the earlier of (a) the date of termination of the meeting called to consider the confirmation of the Original Plan as amended and restated herein under this Section 5.18, and (b) the date of termination of the 2002 annual meeting of unitholders of the Fund.

**5.19 Unitholder Review**

At or prior to the annual meeting of the unitholders of the Fund in 2005, provided that a Flip-in Event has not occurred prior to such time, the Board shall submit a resolution ratifying the continued existence of this Agreement to the Independent Unitholders for their consideration and, if thought advisable, approval. Unless the majority of the votes cast by Independent Unitholders who vote in respect of such resolution are voted in favour of the continued existence of this Agreement, the Board shall, immediately upon the confirmation by the Chairman of such unitholders' meeting of the results of the votes on such resolution and without further formality, be deemed to elect to redeem the Rights at the Redemption Price.

**5.20 Regulatory Approvals**

Any obligation of the Fund or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt securities) of the Fund upon the exercise of Rights and any amendment or supplement to this Agreement shall be subject to the prior consent of The Toronto Stock Exchange and any other exchange upon which the Trust Units may not be listed.

**5.21 Declaration as to Non-Canadian and Non-U.S. Holders**

If in the opinion of the Board (who may rely upon the advice of counsel), any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside Canada and the United States of America, its territories and possessions, the Board acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Fund, as the Fund may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Fund or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and a province or territory thereof

and the United States of America and any state thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

**5.22 Determinations and Actions by the Board**

All actions and determinations (including all omissions with respect to the foregoing) which are done or made by the Board pursuant to this Agreement, in good faith, shall not subject any member of the Board to any liability whatsoever to the holders of the Rights.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

**PEMBINA PIPELINE INCOME FUND**
**by Pembina Management Inc., as Administrator**

Per: *"R.B. Michaleski"*
Name: R.B. Michaleski
Title: President and Chief Executive Officer

Per: *"D.J. Watkinson"*
Name: D.J. Watkinson
Title: Vice President, General Counsel and Secretary

**COMPUTERSHARE TRUST COMPANY OF CANADA**

Per: *"Stacie A. Moore"*
Name: Stacie A. Moore
Title: Corporate Trust Manager

Per: *"Karen Biscope"*
Name: Karen Biscope
Title: Corporate Trust Manager

**EXHIBIT A**
**FORM OF RIGHTS CERTIFICATE**

Certificate No. ________ ________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE FUND, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. IN CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREE OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM MAY BECOME VOID .

**Rights Certificate**

This certifies that ______________________________________________ is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Amended and Restated Unitholder Rights Plan Agreement dated as of May 2, 2002 (amending and restating the Unitholder Rights Plan Agreement dated March 4, 1999, as amended April 30, 1999) as such may from time to time be amended, restated, varied or replaced, (the "**Rights Agreement**") between Pembina Pipeline Income Fund, a trust organized under the laws of Alberta (the "**Fund**"), and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada, as Rights Agent (the "**Rights Agent**"), which term shall include any successor Rights Agent under the Rights Agreement, to purchase from the Fund at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the earlier of (i) the Termination Time (as such term is defined in the Rights Agreement) and (ii) the termination of the first annual meeting of the Fund after the third anniversary of the Rights Agreement (unless extended in accordance with the Rights Agreement), one fully paid Trust Unit of the Fund (a "**Trust Unit**") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed to the Rights Agent at its principal office in the City of Calgary or in such other cities as may be designated by the Fund from time to time. The Exercise Price shall initially be CDN $50 per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

In certain circumstances described in the Rights Agreement, the number of Trust Units which each Right entitles the registered holder thereof to purchase shall be adjusted as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Fund and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Fund and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon

surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Fund at a redemption price of $0.0001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

No fractional Trust Units will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive distributions or be deemed for any purpose the holder of Trust Units or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a unitholder of the Fund or any right to vote for the election of directors or upon any matter submitted to unitholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting unitholders (except as provided in the Rights Agreement), or to receive distributions or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Fund and its corporate seal.

Date:

**PEMBINA PIPELINE INCOME FUND**
**by Pembina Management Inc., as Administrator**

By: ______________________________
Authorized Officer

Countersigned:

**COMPUTERSHARE TRUST COMPANY OF CANADA**

By: ______________________________
Authorized Signature

## FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights represented by this Rights Certificate.)

FOR VALUE RECEIVED ______________________________hereby sells, assigns

and transfers to ________________________________________________________

(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and hereby irrevocably constitutes and appoints ______________________________as attorney, to transfer the within Rights on the books of the Fund, with full power of substitution.

Dated:

Signature Guarantee

______________________________

Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian Schedule 1 chartered bank, a major Canadian trust company, a member of a recognized stock exchange or a member of a recognized Medallion Program (STAMP, MSP or SEMP).

---

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Trust Units, that with the exception of ____________________ Rights, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all capitalized terms are used as defined in the Rights Agreement).

Dated: ____________________________ Signature: ______________________________

## NOTICE

In the event the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby or in the event that the certification set forth above in the Form of Assignment is not completed upon the assignment of the Right(s) evidenced hereby, the Fund will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person, an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them (each as defined in the Rights Agreement) and, in the case of an assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate.

(To be attached to each Rights Certificate)

**FORM OF ELECTION TO EXERCISE**

**TO: PEMBINA PIPELINE INCOME FUND**

The undersigned hereby irrevocably elects to exercise ____________________ whole Rights represented by the attached Rights Certificate to purchase the Trust Units (or other securities or property) issuable upon the exercise of such Rights and requests that certificates for such Trust Units (or other securities or title to such property) be issued in the name of:

________________________________________
(Name)

________________________________________
(Street)

________________________________________
(City and State or Province)

________________________________________
(Country, Postal Code or Zip Code)

________________________________________
SOCIAL INSURANCE, SOCIAL SECURITY OR
OTHER TAXPAYER IDENTIFICATION NUMBER

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

______________________________
(Name)

______________________________
(Street)

______________________________
(City and State or Province)

______________________________
(Country, Postal Code or Zip Code)

______________________________
SOCIAL INSURANCE, SOCIAL SECURITY OR OTHER TAXPAYER IDENTIFICATION NUMBER

Dated:

Signature Guaranteed:

______________________________
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian Schedule 1 chartered bank, a major Canadian trust company, a member of a recognized stock exchange or a member of a recognized Medallion Program (STAMP, MSP or SEMP).

---

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Trust Units, that with the exception of ____________________ Rights, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all capitalized terms are used as defined in the Rights Agreement).

Dated: __________________________ Signature:______________________________

**NOTICE**

In the event the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby or in the event that the certification set forth above in the Form of Assignment is not completed upon the assignment of the Right(s) evidenced hereby, the Fund will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person, an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them (each as defined in the Rights Agreement) and, in the case of an assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Pembina Confirms 2004 Year-End Results

CALGARY, March 3 /CNW/ - Pembina Pipeline Income Fund ("Pembina") announced today that its Board of Directors has approved its audited consolidated financial statements for the year ended December 31, 2004. The audited financial statements are as reported in Pembina's interim fourth quarter 2004 Report to Unitholders which was released on February 3, 2005. Pembina anticipates that the SEDAR filing of its 2004 Annual Report to Unitholders, including the audited consolidated financial statements and accompanying notes, will occur on or about March 15, 2005.

Pembina Pipeline Income Fund is a Canadian income fund engaged, through its operating subsidiaries, in the transportation of light conventional and synthetic crude oil, condensate and natural gas liquids in Western Canada. The Fund's securities trade on the Toronto Stock Exchange under the following symbols: PIF.UN - trust units; PIF.DB, PIF.DB.A and PIF.DB.B - convertible debentures.

%SEDAR: 00008906E

/For further information: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 13:21e 03-MAR-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Pembina Announces March 2005 Distribution

CALGARY, March 15 /CNW/ - Pembina Pipeline Income Fund announces the March 2005 cash distribution to Unitholders of 8.75 cents per Trust Unit, to be paid April 15, 2005 to Unitholders of record on March 31, 2005. Pembina has delivered stable and growing distributions since inception in October 1997 and, based on Pembina's outlook Management is confident that the current distribution will be maintained in 2005.

Pembina Pipeline Income Fund is a Canadian income fund engaged, through its operating subsidiaries, in the transportation of light conventional and synthetic crude oil, condensate and natural gas liquids in Western Canada. The Fund's securities trade on the Toronto Stock Exchange under the following symbols: PIF.UN - trust units; PIF.DB, PIF.DB.A and PIF.DB.B - convertible debentures.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, loss of market, regulatory matters, environmental risks, industry competition, pipeline design and construction, and ability to access sufficient capital from internal and external sources.

%SEDAR: 00008906E

/For further information: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222
e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 13:54e 15-MAR-05

PEMBINA

P.O. Box 1948, 700 - 9th Avenue S.W., Calgary, Alberta, Canada T2P 2M7 Telephone: (403) 231-7500 Fax: (403) 237-0254

**VIA SEDAR**



March 15, 2005

Autorité des marchés financiers
800, Square Victoria, 22e étage
C.P. 246, Tour de la Bourse
Montréal, Québec H4Z 1G3

Dear Sirs:

***Re: Report Under Section 114 of the Securities Regulation (Quebec) for the Financial Year Ended December 31, 2004***

Pembina Pipeline Income Fund (the "Fund") reports that no securities were distributed in Québec under the exemption prescribed by section 52 of the *Securities Act* (Quebec) during the year ended December 31, 2004.

Yours truly,

PEMBINA PIPELINE INCOME FUND
By its Administrator, Pembina Management Inc.

"*D. James Watkinson*"

D. James Watkinson, Q.C.
Vice-President, General Counsel and Secretary

# FORM 13-502F1

## ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

---

**Reporting Issuer Name:** Pembina Pipeline Income Fund

**Participation Fee for the Financial Year Ending:** December 31, 2004



### Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

| | | |
|---|---|---|
| Market value of equity securities: | | |
| Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year | 102,933,221 | |
| Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) | $ 12.52 | |
| | $1,288,723,927 | |
| Market value of class or series | | $1,288,723,927 |
| Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): (see attached Schedule A) | | $ 295,346,700 |
| **Total Capitalization (add market value of all classes and series of Equity securities and market value of debt and preferred shares):** | | **$1,584,070,627** |
| **Total fee payable in accordance with Appendix A of the Rule:** | | **$ 50,000** |

30561685.1

**SCHEDULE A**
**TO FORM 13-502F1**
**ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS**
**MARKET VALUE OF CORPORATE DEBT AND CONVERTIBLE SECURITIES**
**AT DECEMBER 31, 2004**

| | $Cdn |
|---|---|
| **8.25% Convertible Debentures due March 31, 2006** | |
| (TSX Symbol: PIF.DB) | |
| Principal Amount Outstanding | $11,586,000 |
| Closing Trading Value per $100 principal amount | 152.00 |
| Market Value at December 31, 2004 | $17,610,720 |
| **7.50% Convertible Debentures due June 30, 2007** | |
| (TSX Symbol: PIF.DB.A) | |
| Principal Amount Outstanding | $32,230,000 |
| Closing Trading Value per $100 principal amount | 129.00 |
| Market Value at December 31, 2004 | $41,576,700 |
| **7.35% Convertible Debentures due December 31, 2010** | |
| (TSX Symbol: PIF.DB.B) | |
| Principal Amount Outstanding | $218,666,000 |
| Closing Trading Value per $100 principal amount | 108.00 |
| Market Value at December 31, 2004 | $236,159,280 |
| **Market Value of Corporate Debt and Convertible Securities at December 31, 2004** | **$295,346,700** |

# Manager's Report

The consolidated financial statements of Pembina Pipeline Income Fund (the "Fund") are the responsibility of Pembina Management Inc. (the "Manager"). The financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the Manager's best estimates and judgments, where appropriate.

The Manager is responsible for the reliability and integrity of the financial statements, the notes to the financial statements, and other financial information contained in this report. In the preparation of these financial statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependent on future events. The Manager believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

The Manager maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded and that accounting systems provide timely, accurate and reliable financial information.

The Board of Directors of Pembina Pipeline Corporation (the "Board") is responsible for ensuring that the Manager fulfills its responsibilities for financial reporting and internal control. The Board is assisted in exercising their responsibilities through the Audit Committee, which is composed of three non-management directors. The Audit Committee meets periodically with the Manager and the auditors to satisfy itself that the Manager's responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

KPMG LLP, the independent auditors, have audited the Fund's financial statements in accordance with Canadian generally accepted auditing standards and their report follows. The independent auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process.

*"Robert B. Michaleski"*

ROBERT B. MICHALESKI
*President and*
*Chief Executive Officer*
Pembina Management Inc.

*March 2, 2005*

*"Peter D. Robertson"*

PETER D. ROBERTSON
*Vice President Finance and*
*Chief Financial Officer*
Pembina Management Inc.

# Auditors' Report to the Unitholders

We have audited the consolidated balance sheets of Pembina Pipeline Income Fund as at December 31, 2004 and 2003 and the consolidated statements of earnings and cash flows for years then ended. These financial statements are the responsibility of the Fund's manager. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

*"KPMG LLP"*

*Chartered Accountants*
*Calgary, Canada*

*March 2, 2005*

# Consolidated Balance Sheets

| December 31, 2004 and 2003 *(In thousands of dollars)* | 2004 | 2003 |
|---|---|---|
| | | *(restated – note 3)* |
| Assets | | |
| Current assets: | | |
| Cash | $ | $ 3,266 |
| Accounts receivable | 26,432 | 33,718 |
| | 26,432 | 36,984 |
| Property, plant and equipment (NOTE 6) | 1,160,613 | 1,183,437 |
| Goodwill and other (NOTE 7) | 361,855 | 362,428 |
| | $ 1,548,900 | $ 1,582,849 |
| Liabilities and Unitholders' Equity | | |
| Current liabilities: | | |
| Bank indebtedness | $ 2,971 | $ |
| Accounts payable and accrued liabilities | 11,668 | 21,066 |
| Distributions payable to Unitholders | 9,007 | 8,642 |
| Current portion of long-term debt (NOTE 8) | 3,522 | 134,000 |
| | 27,168 | 163,708 |
| Long-term debt (NOTE 8) | 430,866 | 282,111 |
| Convertible debentures (NOTE 9) | 251,663 | 264,653 |
| Accrued benefit liability (NOTE 10) | 1,124 | 1,951 |
| Asset retirement obligations (NOTE 11) | 15,729 | 14,777 |
| Future income taxes (NOTE 12) | 167,300 | 200,600 |
| | 893,850 | 927,800 |
| Unitholders' equity: | | |
| Trust Units (NOTE 13) | 941,902 | 896,132 |
| Earnings to date | 287,735 | 227,312 |
| Distributions to date | (574,587) | (468,395) |
| | 655,050 | 655,049 |
| Commitments (NOTE 17) | | |
| Contingencies (NOTE 18) | | |
| | $ 1,548,900 | $ 1,582,849 |

On behalf of the Board of
PEMBINA PIPELINE CORPORATION:

*"Lorne B. Gordon"*

LORNE B. GORDON
*Director*

*"David A. Bissett"*

DAVID A. BISSETT
*Director*

*See accompanying notes.*

# Consolidated Statements of Earnings

| Years ended December 31, 2004 and 2003 *(In thousands of dollars, except per Trust Unit amounts)* | **2004** | 2003 |
|---|---|---|
| | | *(restated – note 3)* |
| Revenue | **$ 278,291** | $ 243,074 |
| Expenses: | | |
| Operations | **105,028** | 96,151 |
| General and administrative | **14,200** | 11,762 |
| Management fee | **1,076** | 1,024 |
| Depreciation and amortization (NOTES 6 AND 7) | **83,695** | 76,997 |
| Accretion on asset retirement obligations (NOTE 11) | **952** | 988 |
| Other | **(15)** | 480 |
| | **204,936** | 187,402 |
| Earnings before interest and taxes | **73,355** | 55,672 |
| Interest on long-term debt (NOTE 8) | **(24,131)** | (20,291) |
| Interest on convertible debentures (NOTE 9) | **(19,890)** | (13,772) |
| Earnings before taxes | **29,334** | 21,609 |
| Capital and income taxes | **(2,211)** | (2,154) |
| Future income tax reduction (NOTE 12) | **33,300** | 28,500 |
| Net earnings | **60,423** | 47,955 |
| Earnings to date, beginning of year, as previously reported | **233,736** | 184,118 |
| Retroactive adjustment for change in accounting policy (NOTE 3) | **(6,424)** | (4,761) |
| Earnings to date, beginning of year, restated | **227,312** | 179,357 |
| Earnings to date, end of year | **$ 287,735** | $ 227,312 |
| Earnings per Trust Unit (NOTE 14) | | |
| Basic and diluted | **$ 0.60** | $ 0.50 |

*See accompanying notes.*

# Consolidated Statements of Cash Flows

| Years ended December 31, 2004 and 2003 *(In thousands of dollars)* | 2004 | 2003 |
|---|---|---|
| | | *(restated – note 3)* |
| Cash provided by (used in): | | |
| Operations: | | |
| Net earnings | $ 60,423 | $ 47,955 |
| Items not involving cash: | | |
| Depreciation and amortization | 83,695 | 76,997 |
| Accretion on asset retirement obligations | 952 | 988 |
| Future income tax reduction | (33,300) | (28,500) |
| Employee future benefits expense | 3,609 | 3,165 |
| Other | 584 | 408 |
| Cash flow from operations | 115,963 | 101,013 |
| Changes in non-cash working capital (NOTE 15) | 8,638 | (6,350) |
| Employee future benefits contributions | (4,436) | (4,700) |
| | 120,165 | 89,963 |
| Financing: | | |
| Bank borrowings | 18,277 | 112,018 |
| Repayment of bank loan | (110,400) | (22,166) |
| Issue of private placement notes (net of costs) | 247,125 | |
| Repayment of AOSPL expansion facility | (139,600) | |
| Issue of convertible debentures | | 210,602 |
| Issue of Trust Units (NOTE 13) | 32,780 | 34,296 |
| Distributions to Unitholders – current year | (97,185) | (92,365) |
| Distributions to Unitholders – prior year | (8,642) | (8,189) |
| | (57,645) | 234,196 |
| Investments: | | |
| Acquisition of storage facility (NOTE 4) | | (188,436) |
| AOSPL expansion | (30,132) | (123,237) |
| Capital expenditures | (27,875) | (16,558) |
| Changes in non-cash working capital (NOTE 15) | (10,750) | 3,079 |
| | (68,757) | (325,152) |
| Change in cash | (6,237) | (993) |
| Cash, beginning of year | 3,266 | 4,259 |
| (Bank indebtedness) cash, end of year | $ (2,971) | $ 3,266 |
| Other cash disclosures: | | |
| Interest paid | $ (22,906) | $ (19,856) |
| Taxes paid | $ (1,980) | $ (1,500) |

*See accompanying notes.*

# Notes to Consolidated Financial Statements

*Years ended December 31, 2004 and 2003*

*(Tabular amounts stated in thousands of dollars, except per Trust Unit amounts)*

## NOTE 1. STRUCTURE OF THE FUND:

Pembina Pipeline Income Fund (the "Fund") is an open-ended, single purpose trust formed under the laws of the Province of Alberta pursuant to a declaration of trust dated September 4, 1997, as amended. The Fund commenced operations on October 24, 1997 when it acquired all of the shares and unsecured promissory notes of Pembina Pipeline Corporation ("Pembina") which owns or has interests in pipelines and related facilities to deliver crude oil, condensates and natural gas liquids in Alberta and British Columbia.

The Fund makes monthly distributions of its distributable cash to Unitholders of record on the last day of each calendar month. The amount of the distributions per Trust Unit are equal to the pro-rata share of interest income (and in certain circumstances repayment of principal) on the Pembina notes and dividends (and in certain circumstances repayment of capital) on the Pembina shares less expenses of the Fund and cash redemptions of Trust Units.

Pursuant to the Fund's distribution policy, it will pay interest, principal, dividends and capital subject to retaining an appropriate distribution reserve, satisfying its financing covenants, making loan repayments, and funding future removal and site restoration reserves. Pembina's maintenance capital expenditures are expected to be funded from available cash while ongoing pipeline development, expansions and acquisitions of pipeline assets and related facilities will be funded primarily through borrowings by Pembina or issuance of additional Trust Units by the Fund.

Pembina, together with the other operating subsidiaries of the Fund, is managed by Pembina Management Inc. (the "Manager") pursuant to a management agreement. As compensation for its services, the Manager is entitled to:

(a) a management fee equal to 0.9675% of distributed cash;

(b) an acquisition fee of 0.645% of the purchase price of any material pipeline asset or facility acquired or swapped;

(c) a disposition fee of 0.48375% of the sales price of any material pipeline asset or facility sold; and

(d) an annual incentive fee calculated as a percentage of distributed cash per Trust Unit as follows: 4.8375% of such distribution equal to or in excess of $1.05 per Trust Unit annually but less than $1.09 per Trust Unit annually; 6.45% of such distribution equal to or in excess of $1.09 per Trust Unit annually but less than $1.19 per Trust Unit annually; and 7.74% of such distribution equal to or in excess of $1.19 per Trust Unit annually.

In 2004 the Manager was paid a management fee of $1.1 million (2003 – $1.0 million) and no acquisition fees (2003 – $1.2 million).

Pursuant to an administration agreement, as compensation for its administrative services to the Fund, the Manager receives an annual fee of $20,000.

Effective March 1, 2005, the management fee was increased to 0.9825% of distributed cash, 0.655% of any material acquisition and 0.49125% of any material disposition. The annual incentive fee was increased by 1.55%.

## NOTE 2. SIGNIFICANT ACCOUNTING POLICIES:

The preparation of these consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. In the opinion of the Manager, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of Canadian generally accepted accounting principles.

### Principles of consolidation

These consolidated financial statements include the accounts of the Fund, its wholly owned subsidiary companies and partnerships, and its proportionate share of the accounts of joint ventures and partnerships.

### Cash

The Fund's short term investments with maturities of ninety days or less are considered to be cash equivalents and are recorded at cost which approximates market value.

### Property, plant and equipment

Development capital expenditures (upgrades and expansions) and maintenance capital expenditures (major renewals and improvements) are capitalized at cost. Maintenance and repair costs are expensed as incurred. Interest is capitalized during the construction phase of large expansions.

### Goodwill

Goodwill represents the estimated tax costs related to the difference between the fair value and the tax base of acquired assets. Goodwill is not amortized but, at a minimum, is subject to an annual impairment test and an impairment loss is recognized when the carrying amount of goodwill exceeds its fair value. The measurement methodology used to evaluate whether there is a permanent impairment in the value of goodwill is based on discounted cash flows.

### Other intangibles

Other intangibles acquired individually or as part of a group of assets are recognized and measured at cost.

### Depreciation and amortization

Pipeline assets and facilities are generally depreciated using the straight line or declining balance method at rates ranging from 3% to 10% per annum. AOSPL and storage assets and facilities are depreciated using the straight line method at rates ranging from 3% to 5%. These rates are established to depreciate original costs over the economic lives or contractual duration of the related assets. Other intangibles are amortized using the straight line method over the 20 year contractual duration of the related asset.

### Impairment of long-lived assets

Management reviews property, plant, equipment and other intangibles to determine if circumstances indicate impairment in the carrying value or changes in the estimated useful life of the asset. If impairment has occurred, an impairment charge is recognized as depreciation expense in the amount the carrying value of the asset exceeds its fair value.

### Employee pension plan

The Fund's subsidiary maintains a non-contributory defined benefit pension plan covering its regular employees along with an unfunded supplemental retirement plan for those employees affected by the Canada Revenue Agency maximum pension limits. The cost of pension benefits earned by employees in the defined benefit plans are charged to earnings as services are rendered using the projected benefit method prorated on service. The cost of the defined benefit plans reflects management's estimate of the rate of return on pension plan assets, salary escalations, mortality and other factors affecting the payments of future benefits. Adjustments arising out of plan amendments, changes in assumptions and experience gains and losses are normally amortized, using the corridor method, over the expected remaining average service life of the employee group. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued benefit obligation and the value of the plan assets. The market value of assets is used for all calculations.

## NOTE 2. SIGNIFICANT ACCOUNTING POLICIES: *(continued)*

### Asset retirement obligations

The fair value of the estimated asset retirement obligations ("ARO") are recognized in the period in which they are incurred, when an estimate can reasonably be made and industry practice or regulation requires removal of the asset upon retirement. The fair value is recorded as a long term liability with a corresponding increase in the carrying value of the property, plant and equipment. The liability is accumulated over time through charges to period earnings and is reduced by the actual costs incurred upon settlement. Any difference between the actual costs incurred upon settlement and the recorded liability is recognized as a gain or loss in the Fund's earnings.

### Income taxes

Income taxes, based on current legislation, are recorded on the liability method of accounting as the subsidiaries are projected to be taxable in the future. Income tax obligations relating to distributions from the Fund are the obligations of the Unitholders. Accordingly, no provision for income taxes on the earnings of the Fund have been made.

Future income tax liabilities of subsidiaries are recognized on acquisitions and reflect the difference between the book value and tax value of capital assets at future statutory income tax rates. On recognition an equivalent amount is allocated to property, plant and equipment or, if the consideration paid approximates the estimated depreciated replacement cost, then the allocation is to goodwill. The future income tax reduction represents the change in these amounts during the year.

### Revenue recognition

Revenues are recorded when services have been performed. For rate or contractually regulated operations, revenue is recognized in a manner that is consistent with the underlying rate design as mandated by the regulatory authority or agreement.

### Unit based compensation

The Fund uses the fair value method to account for options or similar instruments granted to employees and directors. Under the fair value method the options or similar instruments are measured at fair value at the grant date and the cost is recognized in earnings over the vesting period. As there were no options issued during 2004 or 2003, there was no impact on net earnings.

### Risk management

The Fund uses derivative financial instruments and commodity purchase contracts to manage exposure to interest rates and power costs, respectively. The Fund does not use financial instruments for trading or speculative purposes.

The Fund formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Fund also assesses, both at inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Fund enters into interest rate swaps in order to reduce the impact of fluctuating interest rates on its long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Fund designates these swaps as interest rate hedges. Payments and receipts under interest rate swap contracts are recognized as adjustments to interest expense on long-term debt.

The Fund also uses fixed price commodity purchase contracts to manage volatility in power prices. The payments are recognized in income as a component of operating costs.

NOTE 3. CHANGES IN ACCOUNTING POLICY:

a) Convertible Debentures

The Fund has retroactively adopted the amendments made to CICA Handbook section 3860, "Financial Instruments – Disclosure and Presentation" requiring debt classification for convertible debentures. The effect on the Fund's consolidated statement of earnings was to decrease the net earnings by $19.9 million (2003 – $13.8 million decrease). The effect on the Fund's consolidated balance sheet is to reclassify the outstanding convertible debentures totaling $251.7 million from Unitholders' equity to liabilities (2003 – $264.7 million). Earnings to date is unaffected by this reclassification.

b) Asset Retirement Obligations

In January 2004 the Company adopted CICA Handbook Section 3110 "Asset Retirement Obligations" requiring the recognition of the fair value of an ARO. This change in accounting policy has been applied retroactively with restatement of prior periods presented for comparative purposes.

The Fund recognizes the fair value of an ARO in the period in which it is incurred, when an estimate can reasonably be made and current industry practice or regulation requires removal upon the retirement of the asset. The fair value is recorded as a long-term liability, with a corresponding increase in the carrying amount of the property, plant and equipment. The passage of time will increase the liability as accretion is charged to period earnings. Revisions to timing of payments or cost estimates also result in a change to the ARO. Actual costs incurred upon settlement are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement and the recorded liability is recognized as a gain or loss in the Fund's earnings in the period in which the settlement occurs.

No amount has been recorded relating to the removal of underground pipelines or the retirement of the ethylene storage assets as the ARO relating to these assets cannot be reasonably estimated due to the indeterminate timing and scope of the asset retirements. As the timing and scope of retirement become determinable for these assets, the fair value of the liability and the cost of retirement will be recorded.

Previously, the Fund was required to set up a provision, net of expected recoveries, for future abandonment and restoration costs once such costs could be reasonably determinable. In prior periods, liabilities for future abandonment and site restoration costs were not recorded as the estimated costs were assumed to be recovered by line-fill, salvage values and recoveries from shippers.

As a result of this change, all prior periods have been restated. The change resulted in a decrease in net earnings of $1.6 million for the year ended December 31, 2004 (2003 – $1.7 million). The effect of this change on the consolidated balance sheet at December 31, 2004 is an increase of $15.7 million to the asset retirement obligations ($14.8 million at December 31, 2003), an increase to property, plant and equipment of $7.7 million ($8.4 million at December 31, 2003) and a decrease in earnings to December 31, 2003 of $6.4 million ($4.8 million to December 31, 2002).

## NOTE 4. ACQUISITION:

On June 24, 2003, a subsidiary of the Fund acquired the direct and indirect interest in the Fort Saskatchewan Ethylene Storage Limited Partnership ("the Partnership"). The Fund directly acquired a 49.9% interest in the Partnership and a 50% share in the Fort Saskatchewan Ethylene Storage Corporation, the general partner of the Partnership, which holds a 0.2% interest in the Partnership. The Partnership owns an underground ethylene storage facility and related lands and equipment. The acquisition has been accounted for by the purchase method and the results of operations have been proportionately consolidated since the acquisition date.

| | |
|---|---|
| Net assets acquired: | |
| Property, plant and equipment | $ 113,436 |
| Other intangibles | 75,000 |
| Current assets | 2,115 |
| Current liabilities | (515) |
| Goodwill | 65,000 |
| Future income taxes | (65,000) |
| | $ 190,036 |
| Consideration: | |
| Cash | $ 186,624 |
| Transaction costs, including a $1.2 million acquisition fee paid to the Manager | 3,412 |
| | $ 190,036 |

A summary of the Fund's interest in the Partnership as at December 31, 2003 and for the period from June 24 to December 31, 2003 is as follows:

| Balance Sheet | December 31 |
|---|---|
| Property, plant and equipment | $ 110,600 |
| Goodwill and other intangibles | 138,125 |
| | 248,725 |
| Future income taxes | (62,600) |
| Net current assets | 1,455 |
| Investment in the Partnership | $ 187,580 |

| Operations | June 24 – December 31 |
|---|---|
| Revenue | $ 11,160 |
| Operating expenses | $ 2,284 |
| Cash flow from operations | $ 8,876 |
| Net earnings | $ 4,165 |

Other intangibles resulted from a 20 year agreement under which substantially all of the revenue is derived from two customers.

NOTE 5. BUSINESS SEGMENTS:

*The Fund conducts its operations through two operating segments: Pipeline Operations and Ethylene Storage Operations.*

Pipeline Operations consist of the operations of pipelines and related facilities to deliver crude oil, condensates and natural gas liquids in Alberta and British Columbia.

Ethylene Storage Operations consist of the Fund's direct and indirect interest in the Fort Saskatchewan Ethylene Storage Limited Partnership. The Partnership owns and operates an underground ethylene storage facility and related lands and equipment.

The financial results of the business segments are as follows:

| *Years ended December 31* | Pipeline Operations | Ethylene Storage Operations | Total |
|---|---|---|---|
| **2004** | | | |
| Revenue | **$ 257,217** | **$ 21,074** | **$ 278,291** |
| Expenses | | | |
| Operations | **101,505** | **3,523** | **105,028** |
| General and administrative | **14,200** | | **14,200** |
| Management fee | **1,076** | | **1,076** |
| Depreciation and amortization | **74,008** | **9,687** | **83,695** |
| Accretion on asset retirement obligations | **952** | | **952** |
| Other | **(15)** | | **(15)** |
| | **191,726** | **13,210** | **204,936** |
| Earnings before interest and taxes | **$ 65,491** | **$ 7,864** | **$ 73,355** |
| Total assets | **$ 1,309,530** | **$ 239,370** | **$ 1,548,900** |
| Goodwill and other | **$ 227,579** | **$ 134,276** | **$ 361,855** |
| **2003** | | | |
| Revenue | $ 231,914 | $ 11,160 | $ 243,074 |
| Expenses | | | |
| Operations | 93,867 | 2,284 | 96,151 |
| General and administrative | 11,762 | | 11,762 |
| Management fee | 1,024 | | 1,024 |
| Depreciation and amortization | 72,286 | 4,711 | 76,997 |
| Accretion on asset retirement obligations | 988 | | 988 |
| Other | 480 | | 480 |
| | 180,407 | 6,995 | 187,402 |
| Earnings before interest and taxes | $ 51,507 | $ 4,165 | $ 55,672 |
| Total assets | $ 1,332,669 | $ 250,180 | $ 1,582,849 |
| Goodwill and other | $ 224,303 | $ 138,125 | $ 362,428 |

## NOTE 6. PROPERTY, PLANT AND EQUIPMENT:

| | 2004 | 2003 |
|---|---|---|
| | | *(restated – note 3)* |
| Pipeline assets and facilities, at cost | | |
| In use | $ 1,459,942 | $ 1,265,878 |
| Under construction – AOSPL expansion | | 137,466 |
| Ethylene Storage asset, at cost | 113,773 | 113,436 |
| | 1,573,715 | 1,516,780 |
| Less accumulated depreciation | (413,102) | (333,343) |
| | $ 1,160,613 | $ 1,183,437 |

Depreciation expense charged in 2004 was $79.8 million (2003 – $75.1 million).

## NOTE 7. GOODWILL AND OTHER:

| | 2004 | 2003 |
|---|---|---|
| Goodwill | $ 287,670 | $ 287,670 |
| Other intangibles | 75,000 | 75,000 |
| Other | 7,357 | 3,410 |
| | 370,027 | 366,080 |
| Less accumulated amortization | (8,172) | (3,652) |
| | $ 361,855 | $ 362,428 |

Amortization expense charged in 2004 to depreciation and amortization was $3.9 million (2003 – $1.9 million), and to interest on long-term debt was $0.6 million (2003 – $0.5 million).

## NOTE 8. LONG-TERM DEBT:

| | Available facilities at December 31, 2004 | 2004 | 2003 |
|---|---|---|---|
| Bank facilities: | | | |
| Operating facility | $ 30,000 | $ 4,388 | $ 11,111 |
| Revolving credit facility | 230,000 | 80,000 | 180,000 |
| Revolving credit facility | | | 125,000 |
| Senior unsecured notes – Series A | 175,000 | 175,000 | |
| Senior unsecured notes – Series B | 75,000 | 75,000 | |
| Senior secured notes | 100,000 | 100,000 | 100,000 |
| | $ 610,000 | 434,388 | 416,111 |
| Less current portion | | (3,522) | (134,000) |
| Balance December 31 | | $ 430,866 | $ 282,111 |

NOTE 8. LONG-TERM DEBT: *(continued)*

The bank facilities are syndicated facilities established with Canadian chartered banks (collectively, the "facilities"). On April 21, 2004, the $230 million revolving credit facility and the $30 million operating facility were converted to an unsecured status and subsequently renewed to July 25, 2005. At that date it is expected that the facilities will be renewed for a further 365 days. If the lenders do not extend these facilities, the amounts will be repayable over three years with 25% of the principal due in equal quarterly payments over three years with the balance due at the end of the term. On June 15, 2004, the $190 million revolving credit facility was replaced with $175 million in Series A senior unsecured notes and $75 million in Series B senior unsecured notes. Borrowings on the facilities bear interest at the bank's prime lending rates, banker's acceptance rates plus stamping fees or U.S. LIBOR rates plus applicable margins. The margins vary depending on specified financial ratios and can range from nil to 1.75%.

Series A senior unsecured notes bear interest at 5.99% payable semiannually and are due June 15, 2014. Series B senior unsecured notes bear interest at the three month banker's acceptance rate plus 90 basis points payable quarterly in arrears and are due on June 22, 2009. These notes are subject to the maintenance of certain financial ratios.

The $100 million senior secured notes are due 2017 and bear interest at 7.38% per annum, compounded semiannually and payable monthly in arrears. Blended monthly payments of principal and interest of approximately $1 million are payable on the first day of each month beginning September 2005 through August 2017. These notes are subject to the maintenance of certain financial ratios, and are secured by a floating charge debenture on the assets of the Fund and its subsidiaries, guarantees of the subsidiaries and a pledge of the subsidiaries' shares.

During 2004 the Fund paid interest of $9.2 million (2003 – $12.6 million) on the bank facilities and $13.7 million (2003 – $7.3 million) on the Notes.

The Fund has entered into interest rate swaps for a notional amount aggregating $110 million whereby the Fund receives a floating rate and pays a fixed rate averaging 5.65%. The swaps mature from time to time up to June 9, 2008. The fair value of the swaps at December 31, 2004 was an unrecognized loss of $2.7 million (2003 – $3.2 million).

Scheduled repayments of bank loans, in the event that the bank facilities are not renewed, together with scheduled payments of principal on the notes in the next five years are as follows:

| Year | Bank Facilities | Notes | Total |
|---|---|---|---|
| 2005 | $ 1,758 | $ 1,764 | $ 3,522 |
| 2006 | 7,032 | 5,555 | 12,587 |
| 2007 | 7,032 | 5,973 | 13,005 |
| 2008 | 68,566 | 6,422 | 74,988 |
| 2009 | | 81,904 | 81,904 |
| | $ 84,388 | $ 101,618 | $ 186,006 |

NOTE 9. CONVERTIBLE DEBENTURES:

| | 8.25% | 7.50% | 7.35% | Total |
|---|---|---|---|---|
| Balance, January 1, 2003 | $ 18,374 | $ 55,499 | $ | $ 73,873 |
| New issue, net of costs | | | 210,602 | 210,602 |
| Conversions | (4,878) | (13,831) | (1,113) | (19,822) |
| Balance, December 31, 2003 | 13,496 | 41,668 | 209,489 | 264,653 |
| Conversions | (2,362) | (10,464) | (164) | (12,990) |
| **Balance, December 31, 2004** | **$ 11,134** | **$ 31,204** | **$ 209,325** | **$ 251,663** |

In June 2003, the Fund issued $220.0 million in 7.35% convertible unsecured subordinated debentures maturing on December 31, 2010, with interest payable semiannually in arrears on June 30 and December 31 in each year. The proceeds of the issue, net of underwriters fees and costs, were $210.6 million. The debentures may be converted at the option of the holder at a conversion price of $12.50 per Trust Unit at any time prior to maturity and may be redeemed by the Fund after June 30, 2006. The Fund may, at its option, after June 30, 2006 elect to redeem the debentures by issuing Trust Units. The Fund can elect to pay interest on the debentures by issuing Trust Units.

The $31.2 million 7.5% convertible unsecured subordinated debentures mature on June 30, 2007, with interest payable semiannually on June 30 and December 31 in each year. The debentures may be converted at the option of the holder at a conversion price of $10.50 per Trust Unit at any time prior to maturity and may be redeemed by the Fund after June 30, 2005. The Fund may, at its option, after June 30, 2005 elect to redeem the debentures by issuing Trust Units. The Fund can elect to pay interest on the debentures by issuing Trust Units.

The $11.1 million 8.25% convertible unsecured subordinated debentures mature on March 31, 2006, with interest payable semiannually on March 31 and September 30 in each year. The debentures may be converted at the option of the holder at a conversion price of $9.00 per Trust Unit at any time prior to maturity and may be redeemed by the Fund after April 1, 2004. The Fund may, at its option, after April 1, 2004 elect to redeem the debentures by issuing Trust Units. The Fund can elect to pay interest on the debentures by issuing Trust Units.

The Fund has not allocated its convertible debentures into an equity component as the calculation of the equity component is not significant using an approximate interest rate that would have been applicable to the issuance of similar debt without the conversion features at the time the debentures were issued.

NOTE 10. EMPLOYEE FUTURE BENEFITS:

The Fund's subsidiary maintains two non-contributory defined benefit pension plans covering its employees: a funded registered plan for all employees and an unfunded supplemental retirement plan for those employees affected by the Canada Revenue Agency maximum pension limits. Benefits under the plans are based on the length of service and the final average best three years of earnings of the employee. Benefits paid out of the plans are not indexed.

The Fund's subsidiary funds these plans in accordance with federal and provincial government regulations by contributing to trust funds administered by an independent trustee. The funds are invested primarily in equities and bonds.

The Fund measures its accrued benefit obligation and the fair value of plan assets of its pension plans for accounting purposes as at December 31 of each year. The most recent actuarial valuation for the Fund is dated December 31, 2003, and the next valuation will be as of December 31, 2004.

Plan contributions totaled $4.4 million in 2004 (2003 – $4.7 million).

NOTE 10. EMPLOYEE FUTURE BENEFITS: *(continued)*

Information about the defined benefit plan is as follows:

| | 2004 | 2003 |
|---|---|---|
| Accrued benefit obligation | | |
| Accrued benefit obligation, beginning of year | $ 50,092 | $ 42,655 |
| Current service cost | 2,662 | 2,252 |
| Interest cost | 3,296 | 2,980 |
| Benefits paid | (1,674) | (2,175) |
| Actuarial loss | 3,881 | 4,380 |
| Accrued benefit obligation, end of year | $ 58,257 | $ 50,092 |
| Plan assets | | |
| Fair value of plan assets, beginning of year | $ 38,692 | $ 31,958 |
| Actual return on plan assets | 4,374 | 4,209 |
| Employer contributions | 4,436 | 4,700 |
| Benefits paid | (1,674) | (2,175) |
| Fair value of plan assets, end of year | $ 45,828 | $ 38,692 |
| Funded status | | |
| Deficit | $ (12,429) | $ (11,400) |
| Unamortized net actuarial loss | 14,445 | 12,874 |
| Unamortized transitional asset | (3,140) | (3,425) |
| Accrued benefit liability | $ (1,124) | $ (1,951) |

Plan assets consists of:

| Asset category | Percentage of Plan Assets | |
|---|---|---|
| Equity securities | 65% | 67% |
| Debt securities | 35% | 32% |
| Other | | 1% |
| Total | 100% | 100% |

To date, less than 0.1% of the plan assets are invested in securities of the Fund.

The net benefit plan expense is as follows:

| | 2004 | 2003 |
|---|---|---|
| Assumptions for expense (January 1) | | |
| Discount rate | 6.2% | 6.8% |
| Expected long-term rate of return on plan assets | 7.0% | 7.0% |
| Rate of compensation increase | 4.0% | 4.5% |
| Assumptions for disclosure (December 31) | | |
| Discount rate | 5.9% | 6.2% |
| Rate of compensation increase | 4.0% | 4.0% |

## NOTE 10. EMPLOYEE FUTURE BENEFITS: *(continued)*

| | 2004 | 2003 |
|---|---|---|
| Current service cost | $ 2,662 | $ 2,252 |
| Interest cost | 3,296 | 2,980 |
| Actual return on plan assets | (4,374) | (4,209) |
| Actuarial loss on accrued benefit obligation | 3,881 | 4,380 |
| Cost arising in the period | 5,465 | 5,403 |
| Differences between costs arising in the period and costs recognized in the period in respect of: | | |
| Return on plan assets | 1,258 | 2,008 |
| Actuarial gains and losses | (2,829) | (3,961) |
| Transitional asset | (285) | (285) |
| Net benefit plan expense | $ 3,609 | $ 3,165 |

The Fund has a non-pension post employment benefit plan which has an unfunded benefit obligation of $1.7 million (2003 – $1.7 million). In 2004 there was a plan expense of $0.3 million (2003 – $0.3 million).

## NOTE 11. ASSET RETIREMENT OBLIGATIONS:

The Fund has estimated the net present value of its total asset retirement obligations based on a total future liability (adjusted for 3% inflation per annum) of $100 million. The obligations are expected to be paid over the next 50 years with substantially all being paid after 30 years. The Fund used credit adjusted risk free rates ranging from 7.1% to 7.4% to calculate the present value of the asset retirement obligations.

The property, plant and equipment of the Fund consist primarily of underground pipelines, above ground equipment facilities and ethylene storage assets. No amount has been recorded relating to the removal of the underground pipelines or ethylene storage assets as the ARO relating to these assets cannot be reasonably estimated due to the indeterminate timing or scope of the asset retirement. As the timing and scope of retirement become determinable for these assets, the fair value of the liability and the cost of retirement will be recorded.

| | 2004 | 2003 |
|---|---|---|
| Obligations, beginning of year | $ 14,777 | $ 13,789 |
| Accretion expense | 952 | 988 |
| Obligations, end of year | $ 15,729 | $ 14,777 |

## NOTE 12. INCOME TAXES:

The components of the subsidiaries' future income tax liability are as follows:

| | 2004 | 2003 |
|---|---|---|
| Difference between book values and tax values of: | | |
| Property, plant and equipment | $ 86,357 | $ 108,750 |
| Intangibles | 69,276 | 73,125 |
| Other | 11,667 | 18,725 |
| | $ 167,300 | $ 200,600 |

NOTE 12. INCOME TAXES: *(continued)*

The provision for income taxes in the financial statements differs from the result which would have been obtained by applying the combined federal and provincial tax rate to the Fund's earnings before taxes. This difference results from the following items:

| | 2004 | 2003 |
|---|---|---|
| Earnings before taxes | $ 29,334 | $ 21,609 |
| Add: | | |
| Interest on convertible debentures | 19,890 | 13,772 |
| Adjusted earnings before taxes | 49,224 | 35,381 |
| Combined federal and provincial tax rate | 33.6% | 34.6% |
| Computed "expected" income tax expense | 16,500 | 12,200 |
| Interest deductions of subsidiaries arising from intercorporate debt | (43,800) | (39,000) |
| Reduction in provincial income tax rates | (6,000) | (1,700) |
| Future income tax reduction | $ (33,300) | $ (28,500) |

NOTE 13. TRUST UNITS:

The Fund is authorized to create and issue an unlimited number of Trust Units.

| | Trust Units | Amount |
|---|---|---|
| Balance, January 1, 2003 | 93,583,360 | $ 842,014 |
| Exercise of Unit options | 659,368 | 6,508 |
| Debenture conversions | 2,017,584 | 19,822 |
| Distribution Reinvestment Plan | 2,506,153 | 27,788 |
| Balance, December 31, 2003 | 98,766,465 | 896,132 |
| Exercise of Unit options | 309,020 | 3,030 |
| Debenture conversions | 1,316,091 | 12,990 |
| Distribution Reinvestment Plan | 2,541,645 | 29,750 |
| **Balance, December 31, 2004** | **102,933,221** | **$ 941,902** |

Trust Units are redeemable at any time at the option of the holder. The redemption price is equal to the lesser of 95% of the average market price of the Trust Units during a 10 day period commencing immediately after the redemption date and the closing market price on the redemption date. The total amount payable by the Fund in respect of redemptions in any calendar month shall not exceed $250,000. To the extent that a Unitholder is not entitled to receive cash upon the redemption of the Trust Units, the redemption price shall be satisfied by way of the Fund distributing a pro-rata number of Pembina notes, shares or securities of other businesses, if any, acquired from time to time.

A unitholders' rights plan was approved by the Unitholders on May 2, 2002 for a further three year period. If a bid to acquire control of the Fund is made, the plan is designed to give the board of directors time to consider alternatives to allow Unitholders to receive full and fair value for their Trust Units. In the event that a bid, other than a permitted bid, is made, Unitholders become entitled to exercise rights to acquire Trust Units of the Fund at 50% of market value. The unitholders' rights plan is subject to renewal for a further three year period at the 2005 annual general and special meeting of Unitholders of the Fund to be held on April 28, 2005.

In 2001 the Fund instituted a Distribution Reinvestment Plan ("DRIP") entitling Unitholders to reinvest cash distributions in additional Units. In January 2003 the Fund modified the existing DRIP and adopted a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan. This Plan allows participants an opportunity, under the distribution reinvestment component of the plan, to reinvest distributions into Trust Units at a five percent discount to a weighted average market price or, alternatively, under the premium distribution component of the Plan, to realize two percent more cash on their distributions. Eligible Unitholders can also make optional Trust Unit purchases at the weighted average market price.

## NOTE 13. TRUST UNITS: *(continued)*

### Trust Unit-based compensation

The Fund has a Trust Unit Option Plan under which directors, officers and employees are eligible to receive options. The number of Trust Units reserved is limited to 6,242,500 Trust Units, subject to increase with the approval of the Unitholders. The options vest on the date of their grant and expire seven calendar years after their grant.

The following tables summarize information about the Trust Unit options at December 31, 2004 and 2003:

| Trust Unit Options | Number of Options | Weighted average Exercise price |
|---|---|---|
| Outstanding and exercisable, January 1, 2003 | 2,106,356 | $ 9.92 |
| Exercised | (659,368) | 9.92 |
| Outstanding and exercisable, December 31, 2003 | 1,446,988 | 9.92 |
| Exercised | (309,021) | 10.13 |
| **Outstanding and exercisable, December 31, 2004** | **1,137,967** | **$ 9.87** |

| Exercise Price | Number Outstanding at December 31, 2004 | Weighted average Remaining life (years) |
|---|---|---|
| $ 6.75 | 27,950 | 1.9 |
| $ 7.95 | 122,211 | 2.8 |
| $ 8.05 | 22,500 | 2.6 |
| $ 8.35 | 121,100 | 1.1 |
| $ 9.76 | 50,100 | 3.6 |
| $10.56 | 794,106 | 4.9 |
| $ 6.75 to $10.56 | 1,137,967 | 4.1 |

There were no options granted during 2004 or 2003.

## NOTE 14. EARNINGS PER TRUST UNIT:

The following table summarizes the computation of net earnings per Trust Unit:

| | 2004 | 2003 |
|---|---|---|
| Numerator: | | |
| Net earnings | $ **60,423** | $ 47,955 |
| Numerator for basic earnings per Trust Unit | **60,423** | 47,955 |
| Debenture interest | **19,890** | 13,772 |
| Numerator for diluted earnings per Trust Unit | $ **80,313** | $ 61,727 |
| Denominator: | | |
| Weighted average denominator for basic Trust Units | **101,139** | 96,211 |
| Dilutive instruments: | | |
| Employee Trust Unit options | **188** | 190 |
| Subordinated debentures converted to Trust Units | **22,617** | 15,924 |
| Denominator for diluted earnings per Trust Unit | **123,944** | 112,325 |
| Basic and diluted earnings per Trust Unit | $ **0.60** | $ 0.50 |

The diluted earnings per Trust Unit are reported the same as basic earnings per Trust Unit as the actual calculation is antidilutive.

## NOTE 15. CHANGE IN NON-CASH WORKING CAPITAL:

| | | 2004 | | 2003 |
|---|---|---|---|---|
| Accounts receivable | $ | **7,286** | $ | (3,426) |
| Accounts payable and accrued liabilities | | **(9,398)** | | 155 |
| | $ | **(2,112)** | $ | (3,271) |
| Operations | $ | **8,638** | $ | (6,350) |
| Investments | $ | **(10,750)** | $ | 3,079 |

## NOTE 16. FINANCIAL INSTRUMENTS:

### Fair value of financial assets and liabilities

The carrying value of financial assets and liabilities included in current assets and current liabilities approximate their fair value due to the relatively short periods to maturity. The bank facilities approximate their fair value due to the indexed rates, except for the $110 million hedged by the interest rate swaps (see note 8).

The fair value of the private placement notes approximates their carrying value as the rates on the notes do not vary significantly from market rates.

The estimated fair values of convertible debentures have been determined based on market information available to the Fund at year-end. At December 31, 2004, the convertible debentures had a fair value of $245.3 million (2003 – $305.4 million).

### Interest rate and power cost risk management

At December 31, 2004 the Fund was exposed to changes in interest rates on $49.4 million of bank borrowings. The Fund has fixed the interest rate on $110 million of bank borrowings through interest rate swaps (see note 8). The Fund is exposed to changes in the cost of power. At December 31, 2004 the Fund has fixed the price on selected power charges by way of price swap contracts which expire in 2010. The fair value of these contracts at December 31, 2004 was an unrealized gain of $0.9 million (2003 – $1.2 million).

### Credit risk

A major portion of the accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. The Fund has historically collected its accounts receivable in full. The Fund has the ability to exercise lien rights on oil and natural gas liquids which are in custody of the Fund during the transportation of such product on the pipelines.

## NOTE 17. COMMITMENTS:

The Fund is committed to annual payments as follows:

| | | Payments Due By Period | | | |
|---|---|---|---|---|---|
| Contractual Obligations | Total | Less than 1 year | 1-3 years | 4-5 years | After 5 years |
| Office and vehicle leases | 15,268 | 2,789 | 4,393 | 2,979 | 5,107 |

## NOTE 18. CONTINGENCIES:

The Fund is involved in a dispute with the shippers on the AOSPL pipeline with respect to the interpretation of a transportation agreement and the inclusion of income tax in its tolls. This group has challenged amounts totaling approximately $10.9 million charged by the Fund's subsidiary going back to the year ended 2002. The parties involved have agreed to enter into arbitration in regards to this issue. Management's opinion is that income taxes are appropriately included in the tolls and, accordingly, no recognition of a liability or loss has been made at this time.

## NOTE 19. COMPARATIVE FIGURES:

Certain of the prior year's comparative figures have been reclassified to conform with the current year's presentation.

**PEMBINA PIPELINE INCOME FUND**

**NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS**

**To Be Held On Thursday, April 28, 2005**

NOTICE IS HEREBY GIVEN THAT the annual general and special meeting (the "Meeting") of the unitholders (the "Unitholders") of Pembina Pipeline Income Fund (the "Fund") will be held at The Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta, on Thursday, April 28, 2005 at 10:00 a.m. (Calgary time), for the following purposes:

1. to receive the consolidated financial statements of the Fund for the year ended December 31, 2004, together with the auditors' report on such financial statements;

2. to elect the directors of Pembina Pipeline Corporation;

3. to appoint the auditors of the Fund and Pembina Pipeline Corporation;

4. to consider and, if thought fit, to pass an ordinary resolution to approve the continuation and amendment and restatement of the Fund's unitholder rights plan; and

5. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying this Notice. The consolidated financial statements of the Fund for the year ended December 31, 2004, including the auditor's report on those statements, are included in the Fund's Annual Report which is being mailed with this Notice.

**Unitholders of the Fund may vote their Trust Units in two ways. Unitholders who are unable to attend the Meeting in person are requested to sign, date and complete the enclosed form of proxy or voting instruction form (each referred to as a "Form of Proxy") and return it in the enclosed envelope, or vote by telephone or the internet in accordance with the instructions that may be included in the Form of Proxy. If a Unitholder plans to attend the Meeting and vote his or her Trust Units in person, the Unitholder must appoint themselves as proxyholder by either inserting his or her own name in the space provided for on the Form of Proxy and returning it in the enclosed envelope or by appointing themselves as proxy on the internet in accordance with the instructions that may be included in the Form of Proxy, and in either case the Unitholder should not complete the remainder of the Form of Proxy as such Unitholder's votes will be taken at the Meeting. In order to be valid and acted upon at the Meeting, Forms of Proxy must be received (either directly or through a Unitholder's broker or other intermediary) by Computershare Trust Company of Canada at the address shown on the envelope not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or any adjournment thereof. Further instructions with respect to voting by proxy are provided in the Form of Proxy and in the Information Circular accompanying this Notice.**

Unitholders of record at close of business on March 14, 2005 (the "Record Date") will be entitled to vote at the Meeting, or any adjournment thereof, even if the Unitholder has disposed of his or her Trust Units subsequent to the Record Date. No person acquiring Trust Units after the Record Date is entitled to vote at the Meeting or any adjournment thereof.

DATED at Calgary, Alberta this 3rd day of March, 2005.

**By order of PEMBINA PIPELINE INCOME FUND**
**By its Administrator, PEMBINA MANAGEMENT INC.**

*"Robert B. Michaleski"*

Robert B. Michaleski
President and Chief Executive Officer

**PEMBINA PIPELINE INCOME FUND**

**INFORMATION CIRCULAR**

For the Annual General and Special Meeting of Unitholders
to be held on Thursday, April 28, 2005

## Solicitation of Proxies

**This Information Circular is furnished in connection with the solicitation of proxies by management of Pembina Pipeline Income Fund** (the "Fund") for use at the annual general and special meeting of the holders (the "Unitholders") of trust units ("Trust Units") of the Fund to be held on Thursday, April 28, 2005 at The Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta, at 10:00 a.m. (Calgary time), and at any adjournment thereof (the "Meeting"), for the purposes set forth in the Notice of Meeting and in this Information Circular. Proxies must be received (either directly or through a Unitholder's broker or other intermediary) by Computershare Trust Company of Canada at the address shown on the envelope not less than 24 hours (excluding Saturdays, Sundays and holidays) before the Meeting. Only a Unitholder of record at the close of business on March 14, 2005 will be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

**The persons named in the enclosed form of proxy or voting instruction form (each referred to as a "Form of Proxy") are executive officers of Pembina Management Inc. (the "Administrator" or the "Manager"), the administrator of the Fund. A Unitholder submitting the proxy has the right to appoint a person (who does not have to be a Unitholder) to represent him or her at the Meeting. To exercise this right, the Unitholder should insert the name of the desired representative in the blank space provided in the Form of Proxy and strike out the other names, or submit another appropriate proxy and return it in the enclosed envelope. If a Unitholder plans to attend the Meeting and vote his or her Trust Units in person, the Unitholder must insert his or her own name in the space provided for on the Form of Proxy to appoint itself as proxyholder and return it in the enclosed envelope without completing the remainder of the Form of Proxy, as such Unitholder's votes will be taken at the Meeting. A Unitholder may also appoint a proxy (including themselves) on the internet in accordance with the instructions that may be included on the Form of Proxy.**

## Notice to Beneficial Holders of Trust Units

**The information set forth in this section is of significant importance to the Unitholders of the Fund, as the Fund's securities registration system does not allow Unitholders to hold Trust Units in their own name.** All of the Fund's outstanding Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Unitholder. Without specific instructions, the brokers/nominees are prohibited from voting Trust Units for their clients. The Fund does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Unitholders in advance of securityholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Unitholders in order to ensure that their Trust Units are voted at the Meeting. The purpose of a form of proxy supplied to a Unitholder by its broker is limited to instructing the broker how to vote on behalf of the Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically mails a scannable voting instruction form in lieu of the Form of Proxy issued by the Fund. Unitholders are requested to complete and return the voting instruction form to ADP by mail or facsimile. Alternatively, Unitholders can call a toll-free telephone number or access ADP's dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and vote the Trust Units held by them. ADP then tabulates the results of all instructions received

and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Trust Units directly at the Meeting as the voting instruction form must be returned as directed by ADP well in advance of the Meeting in order to have the Trust Units voted. Unitholders who receive forms of proxies or voting materials from organizations other than ADP should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Trust Units at the Meeting.

**Revocability of Proxy**

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise of that proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the head office of the Fund at any time prior to 4:30 p.m. (Calgary time) on the last business day before the day of the Meeting, or with the Chairman of the Meeting on the day of the Meeting, and in either case, the proxy will be considered to be revoked. A Unitholder who revokes his or her proxy and does not replace it with another that is deposited with the Fund's transfer agent, Computershare Trust Company of Canada, at least 24 hours (excluding Saturdays, Sundays and holidays) before the Meeting may not vote his or her Trust Units in any manner at the Meeting.

**Persons Making the Solicitation**

**This solicitation is made by management of the Fund.** The costs incurred in the preparation and mailing of the Form of Proxy, Notice of Meeting and this Information Circular will be borne by the Fund. In addition to the use of mail, proxies may be solicited by personal interviews, or by other means of communication or by the directors, officers and employees of the Manager who will not be remunerated therefor.

**Exercise of Discretion by Proxy**

The Trust Units represented by proxies in favour of management nominees will be voted or withheld from voting on any poll at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units will be voted on any poll in accordance with the specification so made.

**In the absence of such specification, such Trust Units will be voted FOR the matters to be acted upon as set out herein. The persons appointed under the Form of Proxy furnished by the Fund are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Form of Proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting. If amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed Form of Proxy to vote in accordance with their best judgment on such matter or business. At the time of printing this Information Circular, management of the Fund knows of no such amendment, variation, or other matter.**

## INFORMATION CONCERNING THE FUND

**Trust Units and Principal Holders Thereof**

The Fund is authorized to issue an unlimited number of Trust Units and, as at February 25, 2005, 103,789,878 Trust Units were issued and outstanding. The holder of each Trust Unit is entitled to one vote on a poll vote at the Meeting. Unless a poll vote is demanded, all votes must be decided by show of hands in which every person present and entitled to vote shall be entitled to one vote. Any Unitholder entitled to vote at the Meeting may vote by proxy and the person appointed as proxy does not have to be a Unitholder. However, no proxy may be voted at the Meeting unless it was received by Computershare Trust Company of Canada at least 24 hours (excluding Saturdays, Sundays and holidays) prior to commencement of the Meeting.

To the knowledge of management of the Fund, as of the date hereof, no person beneficially owns or exercises control or direction over Trust Units carrying more than 10% of the votes attached to Trust Units of the Fund.

The Fund has determined that any person holding Trust Units of record as of March 14, 2005 (the "Record Date") shall be entitled to vote at the Meeting, or any adjournment thereof, even if the Unitholder has, subsequent to the Record Date, disposed of their Trust Units. No person acquiring Trust Units after the Record Date is entitled to vote at the Meeting or any adjournment thereof.

## Quorum

Pursuant to the declaration of trust dated September 4, 1997 (as amended April 30, 1998, as amended and restated April 30, 1999 and as amended April 28, 2000) (the "Declaration of Trust") pursuant to which the Fund was created, a quorum of Unitholders is present at the Meeting if two or more individuals are present in person either holding personally or representing as proxies not less in aggregate than 10% of the outstanding Trust Units. If a quorum is not present at the Meeting within 30 minutes after the time fixed for the Meeting, the Meeting shall stand adjourned to such a day, being not less than 21 and not more than 60 days later, and to such place and time as may be appointed by the Chairman of the Meeting. Not less than ten days' prior notice shall be given of the time and place of the adjourned meeting to each Unitholder. If at the subsequently adjourned meeting a quorum (as defined above) is not present, the Unitholders present, either personally or by proxy, shall form a quorum and the meeting may proceed as the original Meeting was to proceed.

## Income Tax Information

The distributions paid to Unitholders by the Fund for the fiscal year ending December 31, 2004 are set out below. Reference is made to the record date for each distribution with the actual payment of the distributions occurring on the 15th day of the month following such record date. For income tax reporting purposes, the composition of the distributions to Unitholders in the fiscal year ending December 31, 2004 paid on a per Trust Unit basis are as follows:

| *Record Date* | *Payment Date* | *Other Taxable Income* | *Non- Taxable Amount* | *Total* |
|---|---|---|---|---|
| January 31, 2004 | February 14, 2004 | $0.08649 | $0.00101 | $0.0875 |
| February 29, 2004 | March 15, 2004 | $0.08649 | $0.00101 | $0.0875 |
| March 31, 2004 | April 15, 2004 | $0.08649 | $0.00101 | $0.0875 |
| April 30, 2004 | May 14, 2004 | $0.08649 | $0.00101 | $0.0875 |
| May 31, 2004 | June 15, 2004 | $0.08649 | $0.00101 | $0.0875 |
| June 30, 2004 | July 15, 2004 | $0.08649 | $0.00101 | $0.0875 |
| July 31, 2004 | August 13, 2004 | $0.08649 | $0.00101 | $0.0875 |
| August 31, 2004 | September 15, 2004 | $0.08649 | $0.00101 | $0.0875 |
| September 30, 2004 | October 15, 2004 | $0.08649 | $0.00101 | $0.0875 |
| October 31, 2004 | November 15, 2004 | $0.08649 | $0.00101 | $0.0875 |
| November 30, 2004 | December 15, 2004 | $0.08649 | $0.00101 | $0.0875 |
| December 31, 2004 | January 14, 2005 | $0.08649 | $0.00101 | $0.0875 |
| **Total** | | **$1.03788** | **$0.01212** | **$1.0500** |

The non-taxable return of capital to the Unitholder reduces the adjusted cost base of the Unitholder's Trust Units. The adjusted cost base is used in calculating capital gains or losses on the disposition of the Trust Units if the Trust Units are held as capital property by the owner. No amounts are required to be reported on a Unitholder's 2004 T1 Income Tax Return where the Trust Units are held by the Unitholder within a RRSP, RESP, RRIF or DPSP. Unitholders holding their Trust Units outside a RRSP, RESP, RRIF or DPSP are to have received a T3 Supplementary Form. The amount shown on this form is to be reported on a Unitholder's 2004 T1 Income Tax Return as "Other Income".

## MATTERS TO BE ACTED UPON AT THE MEETING

### 1. Presentation of Financial Statements

The consolidated financial statements of the Fund for the year ended December 31, 2004, together with the auditors' report on those financial statements, have been included in the Fund's 2004 Annual Report and have been mailed to the Unitholders together with this Information Circular. These financial statements are also available on the internet on the Fund's SEDAR profile at www.sedar.com.

### 2. Election of Directors of Pembina Pipeline Corporation

The Declaration of Trust provides that the directors of Pembina Pipeline Corporation ("Pembina") are to be appointed at each annual meeting of Unitholders. The term of each director will expire at the close of the next annual meeting of Unitholders or when their successor is duly elected or appointed pursuant to the Declaration of Trust. Directors of Pembina are appointed by an ordinary resolution passed by a majority of the votes cast at a duly convened meeting of Unitholders. Following the meeting the Fund, as the sole shareholder of Pembina, must vote the Pembina shares to elect the directors of Pembina appointed by the Unitholders.

Management of the Fund is nominating seven individuals for appointment to Pembina's board of directors, subject to such directors' appointment by the Unitholders at the Meeting. Unless otherwise directed, the management nominees named in the enclosed Form of Proxy will vote in favour of the seven nominees listed below.

Management of the Fund does not contemplate that any of the nominees will be unable to serve as a director. If prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the enclosed Form of Proxy as nominee to vote the Trust Units represented by proxy for the election of any other person or persons as directors.

All of the proposed nominees are currently directors of Pembina. The name, residence, date of appointment, principal occupation and number of Trust Units beneficially owned, directly or indirectly, or over which control or direction is exercised, with respect to each of the seven nominees as directors of Pembina is set forth below:

| Name of Residence | Director Since | Principal Occupation | Trust Units Owned |
|---|---|---|---|
| David A. Bissett[(1)]<br>Calgary, Alberta, Canada | May 3, 2001 | Independent businessman | 211,100 |
| Lorne B. Gordon[(1)(2)(4)]<br>Calgary, Alberta, Canada | October 24, 1997 | Vice-Chairman of Coril Holdings Ltd. (a private investment and holding company) | 225,333 |
| Myron F. Kanik[(2)]<br>Calgary, Alberta, Canada | October 24, 1997 | Independent businessman | 13,400 |
| David N. Kitchen[(2)(3)]<br>Calgary, Alberta, Canada | April 30, 1999 | Independent businessman | 5,000 |
| Donald L. Krogseth[(1)(3)]<br>Vancouver, British Columbia, Canada | June 12, 2001 | Independent businessman | 6,577 |
| Robert B. Michaleski<br>Calgary, Alberta, Canada | January 4, 2000 | President and Chief Executive Officer of Pembina Pipeline Corporation | 30,012 |
| Robert F. Taylor[(3)]<br>Calgary, Alberta, Canada | October 24, 1997 | Independent businessman | 13,000 |

**Notes:**

(1) Member of the Audit Committee.
(2) Member of the Human Resources and Compensation Committee.
(3) Member of the Health, Safety and Environment Committee.
(4) Chairman of the board of directors.

### 3. Appointment of Auditors

Pursuant to the Declaration of Trust, the Unitholders are to appoint the auditors of the Fund and Pembina. Auditors of the Fund and Pembina are appointed by an ordinary resolution passed by a majority of the votes cast at a duly convened meeting of Unitholders. Unless otherwise directed, the management nominees named in the enclosed Form of Proxy will vote in favour of the appointment of KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Fund and Pembina, to hold office until the next annual meeting of the Unitholders, and to authorize the directors of Pembina to fix their remuneration in accordance with the recommendation of Pembina's Audit Committee. KPMG LLP was first appointed auditors of the Fund and Pembina effective September 4, 1997, the date of inception of the Fund.

Certain information regarding Pembina's audit committee, including the fees paid to the auditors of the Fund and PPC in the last two fiscal years, that is required to be disclosed in accordance with Multilateral Instrument 52-110 of the Canadian Securities Administrators will be contained in the Fund's renewal annual information form for the year ended December 31, 2004, which will be available prior to March 31, 2005 on the internet on the Fund's SEDAR profile at www.sedar.com.

### 4. Approval of the Continuation and Amendment and Restatement of the Unitholder Rights Plan

**Background**

The Fund and Computershare Trust Company of Canada (the "Rights Agent") originally entered into an agreement dated March 4, 1999 (as amended April 30, 1999) to implement a unitholder rights plan, which was approved and confirmed by the Unitholders of the Fund at the annual general and special meeting of the Fund held on April 30, 1999. The unitholder rights plan was renewed and amended and restated on May 2, 2002 (the "Existing Plan") following receipt of Unitholder approval at the Fund's annual general and special meeting of Unitholders held on that date.

A unitholder rights plan creates a right (which can only be exercised when a person acquires control of 20% or more of the outstanding Trust Units) for each Unitholder, other than the 20% buyer, to acquire additional Trust Units at one-half of the market price at the time of exercise. This significantly dilutes the position of the 20% buyer and practically prevents that person from acquiring control of 20% or greater of the Trust Units unless the rights plan has been withdrawn or the buyer makes a Permitted Bid (as discussed below). The easiest way for the buyer to have a rights plan withdrawn is for it to negotiate with the board of directors of Pembina (the "Board of Directors") to have the rights plan waived or to apply to a securities commission to order withdrawal of the rights plan if Pembina cannot develop an auction for the Fund. Both of these approaches will give the Board of Directors more time and control over any sale process and increase the likelihood of a better offer to the Fund's Unitholders. See "Objectives of the Amended Plan" below.

Under the terms of the Existing Plan, the continued existence of the Existing Plan must be approved and reconfirmed by the Independent Unitholders (as defined in the Existing Plan) on or before the date of the Fund's 2005 annual meeting. An "Independent Unitholder" is generally any Unitholder other than an "Acquiring Person" (as defined in the Existing Plan) and its associates and affiliates. As of the date of this Information Circular, the Fund is not aware of any Unitholder who would not be considered an Independent Unitholder, and therefore it is anticipated that all Unitholders will be eligible to vote their Trust Units on the resolution set forth below.

The Fund has reviewed its Existing Plan for conformity with current practices of Canadian issuers with respect to shareholder and unitholder rights plan design. Based on its review, Pembina has determined that, since May 2002, when the Existing Plan was amended and restated, there have been few changes in those practices. As a result, on March 3, 2005, the Board of Directors resolved to continue the Existing Plan with certain minor amendments by approving an amended and restated unitholder rights plan (the "Amended Plan") proposed to be dated April 28, 2005, subject to regulatory approval and approval by the Independent Unitholders at the Meeting. Other than the few exceptions described in Appendix "A" to this Information Circular, the Amended Plan is identical to the Existing Plan in all material respects.

A summary of the key features of the Amended Plan is attached as Appendix "A" to this Information Circular. All capitalized terms used in this section of the Information Circular and Appendix "A" have the meaning set forth in the Amended Plan unless otherwise indicated. Complete copies of both the Existing Plan and the proposed final form of the Amended Plan are posted on the Fund's website at www.pembina.com and a copy of the Existing Plan is available on the Fund's SEDAR profile at www.sedar.com (as filed on February 25, 2005). Additionally, both the Existing Plan and the proposed final form of the Amended Plan are available to any Unitholder on request from the Corporate Secretary of Pembina.

**Text of Resolution**

At the Meeting, the Fund's Independent Unitholders will be asked to consider and, if thought fit, to pass, an ordinary resolution in the form set forth below to approve the continuation of the Fund's unitholder rights plan and its amendment and restatement in the form of the Amended Plan:

> BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE UNITHOLDERS OF THE FUND THAT:
>
> 1. The unitholder rights plan of Pembina Pipeline Income Fund (the "Fund") be continued and the Amended and Restated Unitholder Rights Plan Agreement to be made as of April 28, 2005 between the Fund and Computershare Trust Company of Canada (the "Rights Agent"), which amends and restates the Unitholder Rights Plan Agreement dated March 4, 1999, as amended April 30, 1999 and as amended and restated May 2, 2002, between the Fund and the Rights Agent (the "Existing Plan") and continues the rights issued under the Existing Plan, be and it is hereby ratified, confirmed and approved.
>
> 2. Any director or officer of Pembina Pipeline Corporation or Pembina Management Inc. be authorized to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the foregoing resolutions.

**It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary, to vote in favour of the above resolution.**

**Vote Required**

Unitholder approval and reconfirmation of the Amended Plan is not required by law but is required by the terms of the Existing Plan and applicable stock exchange rules. The foregoing ordinary resolution must be approved by a majority of greater than 50% of the votes cast by the Independent Unitholders at the Meeting. If the above resolution is passed at the Meeting, then the Fund and the Rights Agent will execute the Amended Plan effective as of the date the resolution is passed.

If the resolution is not passed at the Meeting, the Existing Plan will become void and of no further force and effect, the Amended Plan will not be executed and will never become effective and the Fund will no longer have any form of unitholder rights plan.

**Recommendation of the Board of Directors**

The Board of Directors has determined that it continues to be advisable and in the best interests of the Fund and its Unitholders that the Fund have in place a unitholder rights plan in the form of the Amended Plan. Accordingly, the Board of Directors unanimously recommends that the Unitholders vote **FOR** the reconfirmation and approval of the Amended Plan. The directors of Pembina and the senior officers of Pembina and the Administrator have indicted their intention to vote all Trust Units held by them in favour of the confirmation and approval of the Amended Plan.

The Board of Directors reserves the right to alter any terms of or not proceed with the Amended Plan at any time prior to the Meeting if the Board of Directors determines that it would be in the best interests of the Fund and the Unitholders to do so, in light of subsequent developments.

**Objectives of the Amended Plan**

In the case of both the Existing Plan and the Amended Plan, neither plan was adopted or approved in response to or in anticipation of any pending or threatened take-over bid, nor to deter take-over bids generally. As of the date of this Information Circular, the Board of Directors was not aware of any third party considering or preparing any proposal to acquire control of the Fund. The primary objectives of the Amended Plan, as with the Existing Plan, are to ensure that, in the context of a bid for control of the Fund through an acquisition of the Fund's Trust Units, the Board of Directors has sufficient time to explore and develop alternatives for maximizing Unitholder value, to provide adequate time for competing bids to emerge, to ensure that Unitholders have an equal opportunity to participate in such a bid and to give them adequate time to properly assess the bid and lessen the pressure to tender typically encountered by a securityholder of an issuer that is subject to a bid.

In approving the Amended Plan, the Board of Directors considered the following concerns inherent in the existing legislative framework governing take-over bids in Canada:

(a) *Time.* Current legislation permits a take-over bid to expire in 35 days. The Board of Directors is of the view that this is not sufficient time to permit Unitholders to consider a take-over bid and to make a reasoned and unhurried decision. The Amended Plan provides a mechanism whereby the minimum expiry period for a Take-over Bid must be 45 days after the date of the bid and the bid must remain open for a further period of 10 Business Days after the Offeror publicly announces that the Trust Units deposited or tendered and not withdrawn constitute more than 50% of the Trust Units outstanding held by Independent Unitholders (generally, Unitholders other than the Offeror or Acquiring Person, being someone who beneficially owns greater than 20% of the outstanding Trust Units), their Associates and Affiliates, and Persons acting jointly or in concert with the Offeror or Acquiring Person). The Amended Plan is intended to provide Unitholders with adequate time to properly evaluate the offer and to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing Unitholder value. Those alternatives could include, if deemed appropriate by the Board of Directors, the identification of other potential bidders, the conducting of an orderly auction or the development of a restructuring alternative which could enhance Unitholder value.

(b) *Pressure to Tender.* A Unitholder may feel compelled to tender to a bid which the Unitholder considers to be inadequate out of a concern that failing to tender may result in the Unitholder being left with illiquid or minority discounted securities in the Fund. This is particularly so in the case of a partial bid for less than all securities of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the Trust Units. The Amended Plan provides a Unitholder approval mechanism in the Permitted Bid provision which is intended to ensure that a Unitholder can separate the tender decision from the approval or disapproval of a particular take-over bid. By requiring that a bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the Trust Units held by Independent Unitholders have been deposited, a Unitholder's decision to accept a bid is separated from the decision to tender, lessening the undue pressure to tender typically encountered by a securityholder of an issuer that is the subject of a take-over bid.

(c) *Unequal Treatment.* While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of an issuer may be acquired pursuant to a private agreement in which a small group of securityholders dispose of their securities at a premium to the market price, which premium is not shared with other securityholders. In addition, a person may slowly accumulate securities through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all securityholders. The Amended Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Trust Units, to better ensure that Unitholders receive equal treatment.

**General Impact of the Amended Plan**

It is not the intention of the Board of Directors, in continuing the Fund's unitholder rights plan, to secure the continuance of existing directors or management in office, nor to avoid a bid for control of the Fund in a transaction that is fair and in the best interests of Unitholders. For example, through the Permitted Bid mechanism, described in more detail in the summary contained in Appendix "A", Unitholders may tender to a bid which meets the Permitted Bid criteria without triggering the Amended Plan, regardless of the acceptability of the bid to the Board of Directors. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board of Directors will continue to be bound to consider fully and fairly any bid for the Fund's Trust Units in any exercise of its discretion to waive application of the Amended Plan or redeem the Rights. In all such circumstances, the Board of Directors must act honestly and in good faith with a view to the best interests of the Fund and its Unitholders.

The Amended Plan does not preclude any Unitholder from utilizing the proxy mechanism to promote a change in the management or direction of the Fund, and has no effect on the rights of holders of outstanding Trust Units to requisition a meeting of Unitholders in accordance with the provisions of the Fund's governing documents and securities legislation, or to enter into agreements with respect to voting their Trust Units. The definitions of "Acquiring Person" and "Beneficial Ownership" have been developed to minimize concerns that the plan may be inadvertently triggered or triggered as a result of an overly-broad aggregating of holdings of institutional Unitholders and their clients.

The Amended Plan will not interfere with the day-to-day operations of the Fund. The issuance of the Rights does not in any way alter the financial condition of the Fund, impede its business plans or alter its financial statements. In addition, the Amended Plan is initially not dilutive and is not expected to have any effect on the trading of Trust Units. However, if a Flip-In Event occurs and the Rights separate from the Trust Units, as described in the summary contained in Appendix "A", reported earnings per unit and reported cash flow per unit on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-In Event may suffer substantial dilution.

In summary, the Board of Directors believes that the dominant effect of the Amended Plan will be to enhance Unitholder value, and ensure equal treatment of all Unitholders in the context of an acquisition of control.

**Canadian Federal Income Tax Consequences**

Under the provisions of the *Income Tax Act* (Canada) the ("Tax Act"), the issue of the Rights can give rise to a taxable benefit which must be included in the income of Unitholders. However, no amount must be included in the income of Unitholders if the Rights do not have a monetary value at the date of issue. The Fund considers that the Rights, when issued, will have negligible monetary value, there being only a remote possibility that the Rights will ever be exercised.

Assuming that the Rights have no value, Unitholders will not be required to include any amount in income, or be subject to withholding tax, under the Tax Act as a result of the issuance of the Rights. The Rights will be considered to have been acquired at no cost.

The holders of Rights may have an income inclusion, or be subject to tax, under the Tax Act if the Rights are exercised or otherwise disposed of.

This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular Unitholder. Unitholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and any applicable tax laws.

**Eligibility for Investment in Canada**

The Rights are qualified investments under the Tax Act for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit savings plans, and will not constitute foreign property of any such plan or any other taxpayer subject to Part XI of the Tax Act, provided that the Trust Units continue to be qualified investments that are not foreign property for such plans. The issuance of the Rights will not affect the eligibility of the Trust Units as investments for investors governed by certain Canadian federal and provincial legislation governing insurance companies, trust companies, loan companies and pension plans.

## EXECUTIVE COMPENSATION

### Compensation of Executive Officers

The management functions for the Fund, Pembina and the Fund's other direct and indirect operating subsidiaries are generally performed by Pembina Management Inc., as Manager, pursuant to a management agreement between Pembina and the Manager. However, Pembina also directly employs officers and other employees who manage and administrate the business affairs of the Fund, Pembina and those other operating subsidiaries. The information presented under "Executive Compensation" does not include the management fees paid to the Manager in these periods. See "Management Agreement".

Outlined below is a summary of the compensation paid directly by Pembina to the President and Chief Executive Officer, the Vice President, Finance and Chief Financial Officer and the three other most highly compensated executive officers of Pembina (collectively, the "Named Executive Officers") for the periods indicated.

**Summary Compensation Table**

| | | Annual Compensation | | | Long-Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| Name and Principal Position | Year | Salary ($) | Bonus ($) | Other Annual Compensation ($) | Securities Under Options Granted (#) | Restricted Share or Restricted Share Units ($) | LTIP Payouts ($) | All Other Compensation ($) |
| **Robert B. Michaleski** | 2004 | 425,000 | - | 16,400 | - | | | |
| President and Chief | 2003 | 385,000 | - | 15,600 | - | N/A | N/A | N/A |
| Executive Officer | 2002 | 350,000 | - | 12,900 | 50,000 | | | |
| **Peter D. Robertson** | 2004 | 227,000 | - | 16,400 | - | | | |
| Vice-President, Finance and | 2003 | 202,000 | - | 15,600 | - | | | |
| Chief Financial Officer | 2002 | 180,000 | - | 12,900 | 30,000 | N/A | N/A | N/A |
| **D. James Watkinson, Q.C.** | 2004 | 210,000 | - | 16,400 | - | | | |
| Vice-President, General | 2003 | 210,000 | - | 15,600 | - | | | |
| Counsel and Secretary | 2002 | 200,000 | - | 12,900 | 30,000 | N/A | N/A | N/A |
| **Fred E. Webb**(1) | 2004 | 280,000 | - | 16,400 | - | | | |
| Vice-President, Business | 2003 | 280,000 | - | 15,600 | - | | | |
| Development | 2002 | 260,000 | - | 12,900 | 30,000 | N/A | N/A | N/A |
| **S. Bruce Harris**(2) | 2004 | 196,008 | - | 16,400 | - | | | |
| Vice President, | 2003 | 137,000 | - | 14,000 | - | | | |
| Operations | 2002 | 130,500 | - | 12,000 | 20,000 | N/A | N/A | N/A |

**Notes:**

(1) Prior to December 1, 2003, Mr. Webb was the Vice-President and General Manager of Pembina. Mr. Webb retired as an officer of Pembina effective February 28, 2005.

(2) Mr. Harris was appointed Vice President, Operations of Pembina effective December 1, 2003 and his salary was adjusted to $171,000 per annum as of that date. Prior to December 1, 2003, Mr. Harris was the Manager of Pipeline Operations of Pembina.

**Trust Unit Option Plan**

The Fund has adopted a Trust Unit option plan dated October 16, 1997, as amended January 27, 1999 and April 30, 1999 (the "Option Plan"), which enables the directors, senior officers and the employees of Pembina to participate in the growth and development of the Fund. The Option Plan is currently the only securities based compensation arrangement pursuant to which securities may be issued from treasury of the Fund that has been adopted by Pembina. The material terms of the existing Option Plan are described below.

The Option Plan is administered by the Board of Directors which, on the recommendation of the Human Resources and Compensation Committee, may grant options to purchase Trust Units ("Options") to directors, officers and employees of Pembina. The Board of Directors has the discretion to determine to whom Options will be granted, the number and exercise price of such Options and the terms and time frames in which the Options will be exercisable. However, Options may only be exercisable for a maximum of seven calendar years from the date of grant and the exercise price of the Options must be no less than the closing price of the Trust Units on the TSX on the last business day prior to the approval of the granting of the Option by the Board of Directors.

There are currently 6,242,500 Trust Units reserved for issuance under the Option Plan, representing 6.1% of the currently issued and outstanding Trust Units, and 1,137,967 Options to acquire Trust Units, representing 1.1% of the issued and outstanding Trust Units, are outstanding. Options representing 4,375,633 Trust Units reserved for issuance have been previously exercised and are not currently available for future issuance, leaving 728,900 Trust Units (0.7% of the issued and outstanding Trust Units) reserved and available for issuance upon the exercise of Options that may be granted in the future.

The maximum number of Options (and corresponding Trust Units reserved for issuance upon exercise of such Options) that may be issued to any one person under the Option Plan, together with any other securities based compensation arrangement, is 5% of the issued and outstanding Trust Units (on a non-diluted basis) at the date of the grant of the Option. The maximum number of Options (and corresponding Trust Units reserved for issuance upon the exercise of such Options) that may be reserved for issuance to insiders of the Fund under the Option Plan, together with any other securities based compensation arrangement, is 10% of the issued and outstanding Trust Units (on a non-diluted basis) at the date of the grant. The total number of Options which may be granted to any one insider of the Fund within a one year period shall not exceed 5% of the issued and outstanding Trust Units.

An Option is personal to the grantee of the Options and is non-transferable and non-assignable. The Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Options and the issuance of Trust Units. If the employment or appointment of an Option holder with Pembina is terminated by either party for any reason other than termination for cause or, generally, the voluntary resignation of the Option holder (in which cases the Options expire immediately upon the holder ceasing to provide active services to Pembina, unless the Board of Directors determines otherwise), the Options held by such Option holder must be exercised within 90 days of the later of the date of notice of such termination or the date on which active services ceased to be provided to Pembina.

The Option Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Fund. If, during the term of an Option, the Fund is merged into or amalgamated with any other entity, or the Fund sells all or substantially all of its assets, and as a result of such transactions the Unitholders would receive securities of another issuer in substitution for the Trust Units, the Options would be modified so that the holder would receive that number of securities of the successor issuer that he or she would have received as a result of such merger, amalgamation or sale if the Option holder had exercised the Options to purchase Trust Units immediately prior to the transaction. Additionally, if a take-over bid that is not exempt from the take-over bid requirements of the *Securities Act* (Alberta) is made for the Trust Units, holders of Options have the right to immediately exercise all unexercised Options held by such holder, whether vested or not at such time, in order to tender such Trust Units to the take-over bid. If such Trust Units are not tendered to or taken up under the bid, any Trust Units so acquired by the holder of the exercised Options are deemed to be cancelled and returned to the Fund and the Options and the consideration paid by the holder to exercise such Options will be returned to the holder.

The current Option Plan states that the Board of Directors may suspend or discontinue the Option Plan at any time, provided that Unitholder approval will be required to increase the maximum number of Trust Units reserved for

issuance under the Option Plan or change the manner of determining the exercise price for Options. Any amendment to the Option Plan is subject to the prior approval of the TSX, and no amendment to, or suspension or discontinuance of, the Option Plan may be made to the Option Plan or an Option granted under the Option Plan that would alter or impair any previously granted Options, without the prior consent of the Option holder.

As of December 31, 2004 there were a total of 1,137,967 Options outstanding under the Option Plan at exercise prices ranging from $6.75 to $10.56 (with a weighted average exercise price of $9.87) and expiration dates ranging from January 26, 2006 to November 27, 2009. As of December 31, 2004, a total of 1,137,967 of these outstanding Options with an average exercise price of $8.57 were exercisable. For additional information regarding the Option Plan and outstanding Options as at December 31, 2004, see Note 13 to the Fund's audited consolidated financial statements for the year ended December 31, 2004.

No Options to purchase Trust Units were granted to any of the Named Executive Officers during the fiscal year ended December 31, 2004. No Options were repriced in the 2004 fiscal year. The following table sets out for each of the Named Executive Officers (i) the value of all Options exercised during the financial year ended December 31, 2004, calculated as the difference between the closing price of the Trust Units on the Toronto Stock Exchange (the "TSX") on the date of exercise and the exercise price of the Options, and (ii) the number and value of unexercised Options as at December 31, 2004 calculated as the difference between the closing price of the Trust Units on the TSX as of December 31, 2004 and the exercise price of the Options outstanding on that date.

**Aggregated Trust Unit Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Trust Unit Option Values**

| Name | Trust Units Acquired on Exercise (#) | Aggregate Value Realized ($) | Unexercised Options at Year-End (#) (Exercisable/ Unexercisable) | Value of Unexercised in-the-Money Options at Year-End ($) (Exercisable/ Unexercisable) |
|---|---|---|---|---|
| **Robert B. Michaleski** President and Chief Executive Officer | - | - | 50,000 / - | $154,500 / - |
| **Peter D. Robertson** Vice-President, Finance and Chief Financial Officer | - | - | 80,000 / - | $369,700 / - |
| **D. James Watkinson, Q.C.** Vice-President, General Counsel and Secretary | - | - | 13,000 / - | $40,170 / - |
| **Fred E. Webb** Vice-President, Business Development | - | - | 30,000 / - | $92,700 / - |
| **S. Bruce Harris** Vice President, Operations | - | - | 20,000 / - | $61,800 / - |

**<u>Pension and Retirement Plans</u>**

The Named Executive Officers are members of the Pembina Pipeline Corporation Pension Plan which is a non-contributory, defined benefit plan (the "DB Plan"). The DB Plan is registered under the *Income Tax Act* (Canada) and the *Employment Pension Plans Act* (Alberta) and is subject to the maximum pension and contribution limits imposed under the *Income Tax Act* (Canada).

In addition to the benefits earned under the DB Plan, the Named Executive Officers earn supplementary benefits under the Pembina Pipeline Corporation Supplementary Retirement Plan (the "Supplementary Plan"). Executive officers who are members of the DB Plan receive a total pension from the DB Plan and the Supplementary Plan of 1.4% of their highest 3-year average earnings in the final 120 months of employment ("Highest Average Earnings").

Liabilities under the DB Plan are secured by assets which are segregated from the general assets of Pembina and held in trust. Liabilities under the Supplementary Plan are unsecured. Additional information regarding these plans is contained in Note 10 to the Fund's audited consolidated financial statements as at and for the year ended December 31, 2004.

The table below states the total estimated annual benefits that would be payable to a Named Executive Officer upon retirement under the DB Plan and the Supplementary Plan, based on specified compensation and years of service classifications, with the amount shown in the remuneration column equal to the executive's Highest Average Earnings.

**Estimated Annual Lifetime Retirement Benefits Pursuant to Pembina's Defined Benefit and Supplementary Retirement Plans**

| Remuneration(1) | Years of Service(2) | | | | | | |
|---|---|---|---|---|---|---|---|
| ($) | 5 | 10 | 15 | 20 | 25 | 30 | 35 |
| 125,000 | $ 8,750 | $17,500 | $26,250 | $35,000 | $43,750 | $52,500 | $61,250 |
| 150,000 | 10,500 | 21,000 | 31,500 | 42,000 | 52,500 | 63,000 | 73,500 |
| 175,000 | 12,250 | 24,500 | 36,750 | 49,000 | 61,250 | 73,500 | 85,750 |
| 200,000 | 14,000 | 28,000 | 42,000 | 56,000 | 70,000 | 84,000 | 98,000 |
| 225,000 | 15,750 | 31,500 | 47,250 | 63,000 | 78,750 | 94,500 | 110,250 |
| 250,000 | 17,500 | 35,000 | 52,500 | 70,000 | 87,500 | 105,000 | 122,500 |
| 275,000 | 19,250 | 38,500 | 57,750 | 77,000 | 96,250 | 115,500 | 134,750 |
| 300,000 | 21,000 | 42,000 | 63,000 | 84,000 | 105,000 | 126,000 | 147,000 |
| 325,000 | 22,750 | 45,500 | 68,250 | 91,000 | 113,750 | 136,500 | 159,250 |
| 350,000 | 24,500 | 49,000 | 73,500 | 98,000 | 122,500 | 147,000 | 171,500 |
| 400,000 | 28,000 | 56,000 | 84,000 | 112,000 | 140,000 | 168,000 | 196,000 |
| 450,000 | 31,500 | 63,000 | 94,500 | 126,000 | 157,500 | 189,000 | 220,500 |
| 500,000 | 35,000 | 70,000 | 105,000 | 140,000 | 175,000 | 210,000 | 245,000 |
| 550,000 | 38,500 | 77,000 | 115,500 | 154,000 | 192,500 | 231,000 | 269,500 |
| 600,000 | 42,000 | 84,000 | 126,000 | 168,000 | 210,000 | 252,000 | 294,000 |

**Notes:**

(1) Pension benefits are earned on base salary only.

(2) At the end of 2004, the Name Executive Officers participating in the above-described pension plans had the following years of service:

| | |
|---|---|
| Robert B. Michaleski | 26 years |
| Peter D. Robertson | 19 years |
| D. James Watkinson, Q.C. | 24 years |
| Fred E. Webb | 23 years |
| S. Bruce Harris | 23 years |

**Executive Employment Agreements**

Pembina has entered into executive employment agreements with each of the Named Executive Officers. The executive employment agreements have an indefinite term and provide for the salary and benefits to be paid to each Named Executive Officer, and also contain provisions that set out the payments to be made upon the termination of each executive's employment with Pembina in certain circumstances. In particular, if a Named Executive Officer is terminated without just cause, the terms of the executive's employment are fundamentally changed so as to constitute constructive dismissal, or the executive terminates his or her employment with Pembina within 180 days following a change of control of the Fund (as defined in the employment agreements), the executive will be entitled to a retiring allowance equivalent to two times the executive's then current annual compensation. Additionally, each Named Executive Officer would be entitled to a lump sum payment equal to 20% of the executive's then current annual salary as compensation for the loss of employment benefits and perquisites.

**Composition of the Human Resources and Compensation Committee and Report on Executive Compensation**

The board of directors of Pembina has a Human Resources and Compensation Committee (the "HRC Committee") which determines the executive compensation policy for the executives of Pembina. The HRC Committee consists of Myron F. Kanik, as Chairman, Lorne B. Gordon and David N. Kitchen, each of whom is an unrelated director of Pembina.

The HRC Committee is appointed by the Pembina board of directors to discharge the board's duties and responsibilities with respect to officer and director compensation, pension plan design, Chief Executive Officer performance planning and assessment and executive officer succession planning. In addition, the HRC Committee satisfies itself that Pembina's human resources practices and policies are at all times in compliance with applicable laws and regulations and that Pembina adheres to the highest ethical and moral standards. The HRC Committee met two times during 2004 to address matters pertaining to its mandate.

The HRC Committee's objective is to ensure that executive compensation is market competitive, internally equitable and rewards performance that is aligned with the near and long term interests of the Unitholders. To accomplish this, the HRC Committee reviews the performance and results achieved by the Chief Executive Officer and receives reports from the CEO regarding the performance and results of the other executive officers. In addition, where it believes it is required, the HRC Committee obtains independent advice from external compensation consultants. For comparative purposes, a market peer group has been established which is comprised of companies with whom Pembina competes for leadership skills, knowledge and expertise. These companies generally operate in the energy sector and include pipeline and energy trusts of a comparable scope as measured by market value, revenues, assets and number of employees.

Pembina's executive compensation practices recognize that Pembina, through the Fund, operates as an income fund within the energy industry. Officers of the company are employees of Pembina and are also shareholders of Pembina Management Inc., the manager of the Fund and Pembina pursuant to a management agreement. See "Management Agreement" below. Accordingly, compensation is delivered through both of these entities. As a result, Pembina's executive compensation has four primary components: (i) base salary, which is paid by Pembina, (ii) long-term incentives, which are generally Options to purchase Trust Units granted by the board of directors to Pembina's directors, officers and employees, (iii) bonus and short-term incentives, which are generally transaction or incentive fees paid by Pembina to the Manager pursuant to the management agreement, and (iv) other cash, generally being the base management fees paid by Pembina to the Manager pursuant to the management agreement.

Base salaries, when compared to the relevant peer group, target from the market median for a fully qualified individual to the 75th percentile for an individual contributing significant value to their functional area and to the executive group. Total compensation, which includes base salaries and the other components described above, targets from the 25th percentile to the 75th percentile of the peer group, giving consideration to Fund performance, individual performance and individual contribution of functional and strategic expertise.

Long term incentives generally consist of Trust Unit Options that reward the market value appreciation of the Fund's Trust Units. No Options were granted to the executives officers of Pembina during 2004. See "Executive Compensation – Trust Unit Option Plan".

Bonuses are generally paid to the Manager by the Fund and Pembina pursuant to the management agreement through management, incentive and transaction fees. Management fees are based on distributable cash paid to Unitholders of the Fund. Incentive payments are awards for payments made to Unitholders above a threshold level of distributable cash per Trust Unit. Transaction fees reward the successful completion of acquisition or divestment transactions. No bonuses were paid to Pembina's executive officers in 2004. Certain fees were paid to the Manager in 2004 as described under "Management Agreement" below.

Submitted on behalf of the Human Resources and Compensation Committee:

*"Myron F. Kanik"*
*"Lorne B. Gordon"*
*"David N. Kitchen"*

**Compensation of Trustee**

Computershare Trust Company of Canada, in its capacity as trustee of the Fund, received $99,000 in fees for the fiscal year ended December 31, 2004 plus reimbursement of $22,000 for out-of-pocket expenses.

**Compensation of Pembina Directors**

Each independent director of Pembina who is not an officer or employee of the Manager receives an annual retainer of $20,000 and receives $1,000 for each board meeting attended. The Chairman of the board of directors receives an additional retainer of $20,000 per annum. Members of a committee of the board of directors receive a fee for each committee meeting attended, and the chairman of a committee receives an additional retainer of $5,000 per annum for each of the Human Resources and Compensation Committee and the Health, Safety and Environment Committee. The Chairman of the Audit Committee receives an additional retainer of $8,000 per annum. During the fiscal year ended December 31, 2004, Pembina paid a total of $232,000 to its directors in respect of annual retainers, consisting of $120,000 for board retainer fees and $38,000 for board and committee Chairman's retainer fees. In addition, Pembina paid a total of $74,000 to directors for attendance at board and committee meetings.

On recommendation of the Human Resources and Compensation Committee, Options to purchase Trust Units may be granted to directors of Pembina. No Options were granted to directors during 2004. During 2004, directors did not exercise any Options to purchase Trust Units of the Fund. As of December 31, 2004, directors held unexercised Options to purchase a total of 202,100 Trust Units of the Fund, representing an aggregate in-the-money value of $850,034.

*(Remainder of Page Intentionally Left Blank)*

## Share Performance Graph

The following graph shows changes from December 31, 1999 to December 31, 2004 in the value of $100 invested in the Trust Units of the Fund and in the S&P/TSX Composite Index, assuming total reinvestment of all distributions paid by the Fund and total reinvestment of dividends paid with respect to the S&P/TSX Composite Index since such time.

**Comparison of Cumulative Total Return Since December 31, 1999 Between the Trust Units and the S&P/TSX Composite Index**



Pembina Pipeline Income Fund
S&P/TSX Composite
index value
300
250
200
150
100
50
0
Dec. 31, 1999
Dec. 31, 2000
Dec. 31, 2001
Dec. 31, 2002
Dec. 31, 2003
Dec. 31, 2004


### SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as of December 31, 2004, the number of Trust Units (being the only current equity securities of the Fund) which are authorized for issuance with respect to equity compensation plans. The only compensation plan of the Fund under which Trust Units are authorized for issuance is the Option Plan described above under "Executive Compensation – Trust Unit Option Plan".

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by securityholders | 1,137,967 | $9.87 | 728,900 |
| Equity compensation plans not approved by securityholders | N/A | N/A | N/A |
| **Total** | 1,137,967 | $9.87 | 728,900 |

## ADMINISTRATION AGREEMENT

Pursuant to an administration agreement between the Fund and Pembina Management Inc., as Administrator, dated September 4, 1997, as amended, the Administrator, located at 2000, 700 – 9th Avenue S.W., Calgary, Alberta, T2P 3V4, has agreed to act as administrator for the Fund, or arrange for the provision of services required in the administration of the Fund, in consideration for an annual fee of $20,000, plus reimbursement of all expenses incurred by the Administrator in connection with such services. The Administrator was not reimbursed for any expenses during this period.

The Administration Agreement has an indefinite term, but may be terminated by either party on 90 days' written notice. The names of the directors, executive officers and insiders of the Administrator, all of whom reside in Calgary, Alberta, Canada are as follows: Robert B. Michaleski, D. James Watkinson, Q.C., Fred E. Webb, Peter D. Robertson and S. Bruce Harris.

## MANAGEMENT AGREEMENT

Pursuant to an amended and restated management agreement dated July 1, 2001 between Pembina and Pembina Management Inc., as the Manager (the "Management Agreement"), the Manager has agreed to provide managerial services to Pembina in respect of the business and operations of Pembina and its affiliates. As compensation for its services, the Manager presently receives: (i) a management fee equal to 0.9675% of the aggregate cash distributions paid to Unitholders; (ii) an acquisition fee of 0.645% of the purchase price of any material pipeline asset or similar facility acquired by Pembina or its affiliates; and (iii) a disposition fee of 0.48375% of the sale price of any material pipeline asset or similar facility sold by Pembina or its affiliates. In cases of property exchanges or swaps, the Manager receives the applicable acquisition fee up to the purchase price of any pipeline or facility acquired and will receive the applicable disposition fee to the extent the value of the pipeline or facility being disposed of exceeds the purchase price. In addition, as an incentive for the Manager to enhance the overall profitability of the Fund and the cash distributions paid to Unitholders, the Manager is entitled to earn an annual incentive fee calculated as a percentage of the per Trust Unit cash distributions by the Fund. The Manager will receive an incentive fee of 4.8375% of cash distributions equal to or in excess of $1.05 per Trust Unit annually but less than $1.09 per Trust Unit annually, 6.450% of cash distributions equal to or in excess of $1.09 per Trust Unit annually but less than $1.19 per Trust Unit annually and 7.74% of cash distributions equal to or in excess of $1.19 per Trust Unit annually. Effective March 1, 2005, the management fee will be increased to 0.9825% of the aggregate cash distributions paid to unitholders, 0.655% of any material acquisition and 0.49125% of any material disposition and the annual incentive fee will be increased by 1.55%. The Manager is also to be reimbursed for the direct costs and expenses incurred by the Manager in providing the services under the Management Agreement.

For the financial year ended December 31, 2004, total compensation paid by Pembina and its affiliates to the Manager pursuant to the Management Agreement was $1,076,331, consisting of $1,027,407 of management fees and $48,924 of distribution-based incentive fees. No acquisition fees were paid to the Manager and the Manager was not reimbursed for any expenses during this period.

On October 24, 2004, the Management Agreement was automatically renewed for a five year term expiring October 24, 2009, and the Management Agreement will automatically continue in effect for successive five-year terms unless it is otherwise terminated as provided in the Management Agreement. Pembina is entitled to terminate the Management Agreement at any time on 180 days' prior written notice to the Manager and in such case, the Manager is entitled to a termination fee, payable by Pembina, equal to the aggregate of the base management fees (which for greater certainty do not include any acquisition, disposition or incentive fees) paid for the past four calendar quarters and the base management fees estimated to be paid for the next four calendar quarters. The Manager is also entitled, on 30 days' written notice, to terminate the Management Agreement within 12 months of a change of control of the Fund or a majority of its assets and in such case, will be entitled to a termination fee, payable by Pembina, equal to the aggregate of the base management fees paid for the past four calendar quarters and the base management fees estimated to be paid for the next four calendar quarters. Pembina or the Manager may also terminate the Management Agreement in the event of insolvency or receivership of the other party or in the case of default by the other party in a material obligation under the Management Agreement which is not remedied within 60 days after notice is given of such default, in which cases no termination fees are payable. The Manager will be

entitled to terminate the Management Agreement at any time on 180 days' prior written notice to Pembina without any entitlement to a termination fee.

The Manager's common shares are, and in the future will be, held by the executive officers of Pembina. Upon a holder of the Manager's common shares ceasing to be employed by Pembina, Pembina will have the option to purchase such holder's shares at a price equal to 2.5 times that holder's annualized share of the management fees and any incentive fees (other than the acquisition or disposition fees) received by the Manager in the twelve calendar months immediately preceding the exercise of the purchase option. However, if an executive/shareholder's employment with Pembina is terminated for cause, the entire option price is forfeited to Pembina. If the executive/shareholder's employment is terminated without the approval and acquiescence of the Pembina directors, 40% of the option price will be paid to the executive and 60% of the option price is forfeited to Pembina. If Pembina acquires such shares, the shares will be surrendered for cancellation and the fees payable to the Manager will be reduced in the proportion that the number of outstanding shares of the Manager have been reduced. If Pembina subsequently requests that the Manager employ a person to replace the former shareholder, the Manager must do so and issue, at a nominal price, new shares in the capital of the Manager as Pembina may request. The number of such newly-issued shares shall not exceed the aggregate number of Manager shares cancelled over time, and the fees payable to the Manager by Pembina will be adjusted as provided in the Management Agreement.

The Management Agreement contains provisions to regulate any conflicts of interest which may arise and provides for indemnification of the Fund and the Trustee by the Manager in certain circumstances. The names of the directors, officers and insiders of the Manager are listed above under "Administration Agreement".

## INDEBTEDNESS OF DIRECTORS AND OFFICERS

To the knowledge of the directors and executive officers of Pembina, none of the directors, proposed directors or the executive officers of Pembina, or any associate of the foregoing, has been indebted to the Fund or any of its subsidiaries at any time since January 1, 2004.

## INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Pembina, none of the directors, proposed directors or executive officers of Pembina, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction with the Fund or its subsidiaries since January 1, 2004 or in any proposed transaction that would has materially affected or would materially affect the Fund or its subsidiaries, except as described elsewhere in this Information Circular.

## INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of the directors and executive officers of Pembina, none of the directors, proposed directors or executive officers of Pembina or anyone who has held such offices since January 1, 2004, or any affiliate or associate of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as otherwise disclosed herein.

## STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Every issuer that is listed on the Toronto Stock Exchange (the "TSX") must disclose on an annual basis its approach to corporate governance with specific reference to 14 guidelines adopted by the TSX. As a result of the increasing importance being placed on corporate governance, the Canadian Securities Administrators ("CSA") are in the process of establishing policies and instruments regarding corporate governance "best practices" and disclosure requirements that would effectively replace the TSX disclosure requirements. The table below discloses the Fund's compliance with the existing 14 guidelines. The Fund's governance practices are consistent with the existing TSX corporate governance guidelines and the Fund will continue to monitor the CSA's proposed policies and instruments to ensure that compliance continues in the future.

Computershare Trust Company of Canada (the "Trustee") is the trustee of the Fund and its main responsibility is to supervise the activities and manage the investments and affairs of the Fund. Additionally, the Trustee holds title to the assets of the Fund, provides timely reports to Unitholders, effects payment of distributions to Unitholders and votes the Fund's ownership in the Pembina shares in a manner which is in the best interests of the Fund and its Unitholders, generally subject to the direction of the Unitholders. Pursuant to the Administration Agreement, the Trustee has delegated the day-to-day administration and management of the Fund to the Manager, including the administration of the general responsibilities listed above, subject to the supervision of the Trustee and the board of directors of Pembina (the "Board of Directors").

The Unitholders appoint all the directors of Pembina. At present only one director is a member of management. The Board of Directors has three committees: the Audit Committee, the Human Resources and Compensation Committee, and the Health, Safety and Environment Committee. The Audit Committee is comprised of three directors, all of whom are outside directors and unrelated to management. The Audit Committee is responsible for reviewing significant accounting, reporting and internal control matters, reviewing all published quarterly and annual financial statements and recommending their approval to the directors and assessing the performance of the Fund's and Pembina's external auditors.

The Human Resources and Compensation Committee is also comprised of three directors, all of whom are outside directors and unrelated to management. The Human Resources and Compensation Committee reviews compensatory benefits and working conditions of the employees of Pembina.

The Health, Safety and Environment Committee is comprised of three directors, all of whom are outside directors and unrelated to management. This committee reviews the practices of Pembina in relation to its focus on health and safety of its workers and third parties it comes in contact with and its dedication to ensuring that Pembina's activities are environmentally sensitive to its surroundings.

The Board of Directors has unanimously approved the Corporate Governance Manual (the "Manual") for Pembina, the Fund and the Manager.

The Manual states that the Board of Directors has the duty to oversee the conduct of the business of Pembina and has the fundamental objectives to enhance and preserve the amount of cash to be distributed by the Fund to Unitholders, to enhance and preserve long-term value in the Fund and to ensure Pembina meets its ongoing obligations in a reliable and safe manner.

The Manual provides that the Board of Directors has overall direction of a number of areas, including business planning, guidance and policy making, the employment and remuneration of executive officers and their succession, overseeing the accounting and financial services and systems, approving quarterly and annual financial statements, the approval of prospectuses, annual information forms and proxy circulars, to ensure Pembina has taken appropriate measures to safeguard against potential environmental liabilities, ensure there are long term operational and financial goals and to ensure a proper mix of risks incurred and potential return to the Unitholders in investment decisions and the setting of limits of authority on the Manager and management in carrying out its duties.

The Board of Directors of Pembina expects management, including the activities of the Manager, to act and perform in a manner which is in the best interests of the Fund and its Unitholders and results in an enhancement of the value

of the Trust Units. Any concerns Unitholders may have about the Fund's or Pembina's activities or operations should be addressed to the Manager, the Chairman of the Board of Directors of Pembina, or may be discussed at any meeting of Unitholders.

For further information on the corporate governance of the Fund and, specifically, the Fund's response to the TSX guidelines on corporate governance, see the following:

**TSX Corporate Governance Guidelines Compliance Table**

| GUIDELINES | COMPLIANCE | COMMENTS |
|---|---|---|
| 1. The Board should explicitly assume responsibility for the stewardship of the Corporation, including: | Yes | The Board has the duty to supervise the conduct of the business of the Fund and Pembina and has the fundamental objectives to enhance and preserve the amount of cash to be distributed by the Fund to Unitholders, to enhance and preserve long-term value in the Fund and to ensure Pembina meets its ongoing obligations in a reliable and safe manner. |
| (a) adoption of a strategic planning process; | Yes | (a) Pursuant to the Corporate Governance Manual adopted by the Board (the "Manual"), the Board adopts, reviews and monitors Pembina's strategic planning process. The Board meets this ongoing responsibility by focusing on long term operational and financial goals at its meetings and reviewing growth opportunities while taking into account risks of the business. |
| (b) identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks; | Yes | (b) The Board reviews on a continuing basis the principle risks of the business including financial, competitive and operational risks. The Board approves corporate policies and other risk management controls that are considered by the Board to be appropriate for prudent business practices. |
| (c) succession planning, including appointing, training and monitoring senior management; | Yes | (c) Succession planning is carried out by the Human Resources and Compensation Committee of the Board. |
| (d) communications policy for the Corporation; and | Yes | (d) The Board oversees investor relations and has a report on its status at each quarterly meeting. The Board specifically reviews and approves all major continuous disclosure material and offering documents before they are filed or sent to Unitholders, including annual information forms, information circulars, financial statements and prospectuses. Any concerns Unitholders may have about the Fund's or Pembina's activities or operations should be addressed to the Manager, the Chairman of the Board of Directors of Pembina, or may be discussed at any meeting of Unitholders. Pembina maintains an investor relations link on its website and any major developments are promptly made available on the Internet. |

| GUIDELINES | COMPLIANCE | COMMENTS |
|---|---|---|
| (e) integrity of the Corporation's internal control and management information systems. | Yes | The Board, through its Committees, has established an effective system for monitoring the implementation of corporate strategies. The Audit Committee of the Board takes responsibility for internal control and management information systems. As part of the review the Board meets separately with the Corporation's auditors. The Audit Committee meets regularly with the CEO and CFO to assess the adequacy and effectiveness of internal controls and management information systems. |
| 2. The Board should be constituted with a majority of individuals who qualify as unrelated directors. | Yes | The Board has reviewed the definition of "unrelated director" in the TSX corporate governance guidelines and concluded that only one of the seven directors comprising the Board is related to management. |
| 3. Disclose the analysis supporting the determinations of unrelated directors in Item 2. | See Comments | The only related director is the President and Chief Executive Officer of the Corporation. |
| 4. The Board should appoint a committee of directors:<br>(a) composed exclusively of outside, i.e. non-management, directors, a majority of whom are unrelated directors; and<br>(b) with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis. | See Comments | The Board of Directors as a whole, which has only one related director (as described above), evaluates the competencies and skills of potential nominees to the Board in light of the opportunities and risks facing the Corporation and the Fund. |
| 5. The Board should implement a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. | See Comments | The Board does not currently have a specific committee to assess the role and effectiveness of members of the Board. Effectiveness of Board members is presently reviewed by the Chairman of the Board with the input of all Board members. The Chairman of the Board has instituted a program where Board members annually evaluate board processes and procedures. |
| 6. Existence of an orientation and education program for new recruits to the Board. | See Comments | While there is no specific program in place, management ensures that new Board members understand the assets and risks of the Corporation and the Fund and are familiar with the role of the Board, the Committees and individual directors, as set out in the Manual, which is reviewed and updated on an ongoing basis, and is provided to both new and existing Board members. |

| GUIDELINES | COMPLIANCE | COMMENTS |
|---|---|---|
| 7. Consideration of the size of the Board and the impact of the number upon effectiveness. | Yes | The size and composition of the Board is reviewed annually by the Board. Pembina has reviewed and is satisfied with the size and composition of its Board. The Board consists of seven members, all of whom have extensive and diverse business experience, and Pembina believes that such a number and composition is sufficient to give diversity of opinion and to staff appropriately the various committees. |
| 8. The Board should review the adequacy and form of the compensation of directors that realistically reflects the responsibilities and risk involved in being an effective director. | Yes | Each Board member is paid an annual fee of $20,000 and is paid $1,000 for each meeting attended. Additional fees are paid to committee members and for committee meetings attended. The Chairman of the Board and of each committee receives an additional fee. Directors are eligible to receive Options to acquire Trust Units but no Options were granted to directors in 2004. Compensation for Board members is reviewed on an annual basis and adjusted when the Board believes appropriate. |
| 9. Committees of the Board should generally be composed of: | | |
| (a) outside directors; and | Yes | All of the Board committees are comprised solely of outside directors. |
| (b) a majority of whom are unrelated directors. | Yes | Each of the Board's committees is comprised of unrelated directors. |
| 10. The Board's responsibility for (or a committee of the Board's general responsibility for) developing the Corporation's' approach to governance issues. | Yes | The Board has approved the Manual that explicitly sets out the duties and responsibilities of the Trustee, the Board of Directors and Pembina Management Inc. in its roles as manager of Pembina and Manager of the Fund. |
| 11. The Board, together with the President and CEO, should develop position descriptions for the Board and the CEO, involving the definition of the limits to management's responsibilities. In addition, the Board should approve or develop the corporate objectives which the President and CEO is responsible for meeting. | Yes | The Board believes in a management team of the highest caliber and delegates specific duties and responsibilities to Board Committees and management as well as imposing certain limitations. The Manual sets out in detail the limits to the authority of management and the various Committees and the items requiring approval of the Board. The Manual also sets out the duties of the senior management of the Corporation. The CEO, together with senior management, ensures that the corporate objectives, developed annually with the Board, are met in order to enhance Unitholder value. |
| 12. Establish structures and procedures ensuring that the Board can function independently of management. | Yes | The only director related to management is the President and Chief Executive Officer. The independent Board members meet separately as they deem necessary. All Committees are comprised of directors that are unrelated to management and who meet regularly with the Board without management. The Manual sets out clearly the boundaries between the role of the Board and the role of management. |

| GUIDELINES | COMPLIANCE | COMMENTS |
|---|---|---|
| 13. (a) The Audit Committee of the Board should be composed only of outside directors. | Yes | The Audit Committee is comprised of only outside and unrelated directors. |
| (b) The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. | Yes | The Audit Committee is mandated by the Board. The Audit Committee's role and responsibilities are contained in the Manual which sets forth meeting requirements and matters to be reviewed and recommended to the Board for approval. These matters include the review of annual and quarterly financial statements, accounting practices and policies, ongoing reviews with the Corporation's and the Fund's auditors, including the scope of the audit and the appointment, role, and fees of the external auditors. |
| (c) The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. | Yes | The Audit Committee reviews with the external auditors and management the use of consistent application and appropriateness of accounting principles, policies and practices, as well as the financial statements and disclosure documents and specific issues as appropriate. |
| (d) The Audit Committee duties should include oversight responsibility for management reporting on internal control and should ensure that management has designed and implemented an effective system of internal control. | Yes | The Audit Committee reviews and endorses the scope and adequacy of management's system of internal control over the Fund's accounting and financial reporting systems and assesses the adequacy and effectiveness of such internal controls. |
| 14. Existence of a system which enables an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances. | Yes | The Board would in appropriate circumstances allow an individual director to engage an outside adviser at the expense of the Corporation. |

## ADDITIONAL INFORMATION

The Fund regularly files quarterly and annual financial statements, as well as material change reports, management's discussion and analysis ("MD&A") and other important information with the securities commissions or similar authorities in each of the provinces of Canada. Financial information of the Fund is contained in the audited and consolidated comparative financial statements and MD&A of the Fund for the year ended December 31, 2004, which are included in the 2004 Annual Report of the Fund provided to Unitholders with this Information Circular. Copies of such documents are available on the internet on the Fund's SEDAR profile at www.sedar.com or may be obtained on request and without charge from the Secretary of Pembina, 2000, 700 – 9th Avenue S.W. Calgary, Alberta, T2P 3V4, Telephone (403) 231-7500.

## OTHER MATTERS

As of the date of this Information Circular, none of the directors or executive officers of Pembina knows of any amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matter properly comes before the Meeting, however, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

## DIRECTORS' APPROVAL

The contents and sending of this Information Circular have been approved by the board of directors of Pembina Management Inc., as Administrator of the Fund, and by the board of directors of Pembina Pipeline Corporation.

*"D. James Watkinson"*

D. James Watkinson, Q.C.
Vice President, General Counsel and Secretary

## APPENDIX "A"

## SUMMARY OF AMENDED AND RESTATED UNITHOLDER RIGHTS PLAN

The following is a summary of the features of the Amended Plan. The summary is qualified in its entirety by the full text of the Amended Plan, the proposed final form of which is available on the Fund's website at www.pembina.com or an request from the Corporate Secretary of Pembina, as described in the Information Circular. All capitalized terms used in this summary without definition have the meanings attributed to them in the Amended Plan unless otherwise indicated. Except where specifically mentioned in the following summary, there are no substantive differences between the Amended Plan and the Existing Plan.

(a) Issuance of Rights

One Right was issued by the Fund in respect of each Trust Unit outstanding at the close of business on March 4, 1999, the date of implementation of the Existing Plan, and one Right was issued and will continue to be issued in respect of each Trust Unit of the Fund issued thereafter, prior to the earlier of the Separation Time and the Expiration Time. Under the Amended Plan, the Rights are simply reconfirmed and the Fund reconfirms its authorization to continue the issuance of one new Right for each Trust Unit issued. Each Right entitles the registered holder thereof to purchase from the Fund one Trust Unit at the exercise price of Cdn. $50 per Trust Unit (as constituted on the date of the Amended Plan), subject to adjustment and certain anti-dilution provisions (the "Exercise Price"). The Rights are not exercisable until the Separation Time. If a Flip-In Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, Trust Units of the Fund having an aggregate market price equal to twice the Exercise Price.

The Fund is not required to issue or deliver Rights, or securities upon the exercise of Rights, outside Canada or the United States where such issuance or delivery would be unlawful without registration of the relevant Persons or securities. If the Amended Plan would require compliance with securities laws or comparable legislation of a jurisdiction outside Canada and the United States, the Board of Directors may establish procedures for the issuance to a Canadian resident fiduciary of such securities, to hold such Rights or other securities in trust for the Persons beneficially entitled to them, to sell such securities, and to remit the proceeds to such Persons.

(b) Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing the Trust Units of the Fund and will be transferable only together with the associated Trust Units. From and after the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Trust Units (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued in respect of Trust Units issued prior to the Expiration Time, to each holder (other than an Acquiring Person) converting, after the Separation Time, securities ("Convertible Securities") convertible into or exchangeable for Trust Units. The Rights will trade separately from the Trust Units after the Separation Time.

(c) Separation Time

The Separation Time is the Close of Business on the tenth Business Day after the earlier of (i) the "Trust Unit Acquisition Date", which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person; and (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Fund or any Subsidiary of the Fund) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, and the Amended Plan requires such bid to continue to satisfy the requirements of a Permitted Bid or Competing Permitted Bid). In either case, the Separation Time can be such later date as may from time to time be determined by the Board of Directors. If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made.

(d) Acquiring Person

In general, an Acquiring Person is a Person who is the Beneficial Owner of 20% or more of the Fund's outstanding Trust Units. Excluded from the definition of "Acquiring Person" are the Fund and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Trust Units as a result of one or more or any combination of an acquisition or redemption by the Fund of Trust Units, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition. The definitions of "Permitted Bid Acquisition", "Exempt Acquisition", "Convertible Security Acquisition" and "Pro Rata Acquisition" are set out in the Amended Plan. However, in general:

(i) a "Permitted Bid Acquisition" means an acquisition of Trust Units made pursuant to a Permitted Bid or a Competing Permitted Bid; and

(ii) an "Exempt Acquisition" means an acquisition of Trust Units (1) in respect of which the Board of Directors has waived the application of the Amended Plan, (2) which was made prior to the original date of the Existing Plan (being March 4, 1999), (3) which was made pursuant to a distribution reinvestment plan of the Fund, (4) which was made pursuant to the receipt or exercise of rights issued by the Fund to all the holders of Trust Units (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Trust Units or Convertible Securities (provided that the Person does not thereby acquire a greater percentage of the Trust Units or Convertible Securities so offered than the percentage owned immediately prior to such acquisition), (5) which was made pursuant to a distribution to the public by the Fund of Trust Units or Convertible Securities made pursuant to a prospectus (provided that the Person does not thereby acquire a greater percentage of the Trust Units or Convertible Securities so offered than the percentage owned immediately prior to such acquisition), (6) which was made pursuant to a distribution by the Fund of Trust Units or Convertible Securities by way of a private placement by the Fund, a securities exchange take-over bid circular (which is a new provision in the Amended Plan) or upon the exercise by an individual employee of Trust Unit options or rights granted under a Trust Unit option or rights incentive plan of the Fund or rights to purchase securities granted under a Trust Unit purchase plan of the Fund, or (7) pursuant to an amalgamation, merger, business combination or other similar transaction (statutory or otherwise) requiring approval by the Fund's Unitholders (which is a new provision in the Amended Plan);

(iii) a "Convertible Security Acquisition" means an acquisition of Trust Units upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition;

(iv) a "Pro Rata Acquisition" means an acquisition of Trust Units or Convertible Securities as a result of a distribution of Trust Units, a Trust Unit split or other similar event, acquired on the same pro rata basis as all other holders of Trust Units.

Also excluded from the definition of "Acquiring Person" are underwriters or members of a banking or selling group acting in connection with a distribution of securities by way of prospectus or private placement, and a Person in its capacity as an Investment Manager, Trust Company, Plan Trustee, Statutory Body, Crown agent or agency or, as a new provision added to the Amended Plan, a Mutual Fund or its Manager, all as defined below (provided that any of the foregoing persons is not making or proposing to make a Take-over Bid).

To the best of the knowledge of the directors and the senior officers of Pembina and the Administrator, as of the date hereof, no person is the Beneficial Owner of 20% or more of the outstanding Trust Units.

(e) Beneficial Ownership

*General*

In general, a Person is deemed to Beneficially Own Trust Units actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Amended Plan. Included are holdings by the Person's Affiliates (generally, a person that controls, is controlled by, or under common control with another person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person's Affiliates or Associates has the right to acquire within 60 days (other than (1) customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a public offering of securities; or (2) pursuant to a pledge of securities).

A Person is also deemed to "Beneficially Own" any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert (a "Joint Actor"). A Person is a Joint Actor with any Person who is a party to an agreement, arrangement or understanding with the first Person or an Associate or Affiliate thereof to acquire or offer to acquire Trust Units.

*Institutional Unitholder Exemptions from Beneficial Ownership*

The definition of "Beneficial Ownership" contains several exclusions whereby a Person is not considered to "Beneficially Own" a security. There are exemptions from the deemed "Beneficial Ownership" provisions for institutional Unitholders acting in the ordinary course of business. These exemptions apply to (i) an investment manager ("Investment Manager") which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a "Client"); (ii) a licensed trust company ("Trust Company") acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and which holds such security in the ordinary course of its duties for such accounts; (iii) the administrator or the trustee (a "Plan Trustee") of one or more pension funds or plans (a "Plan") registered under applicable law; (iv) a Person who is a Plan or is a Person established by statute (the "Statutory Body"), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies, (v) a Crown agent or agency, or (vi) a Person (a ("Manager") who is the manager or trustee of a mutual fund (a "Mutual Fund") that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States of America, or such Person who is a Mutual Fund (subsection (vi) being a new addition to the Amended Plan). The foregoing exemptions only apply so long as the Investment Manager, Trust Company, Plan Trustee, Plan, Statutory Body, Crown agent or agency or Manager or Mutual Fund is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Trust Units or other securities pursuant to a distribution by the Fund or by means of ordinary market transactions.

A Person will not be deemed to "Beneficially Own" a security because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Plan Trustee as another Person or Plan on whose account the Investment Manager, Trust Company or Plan Trustee, as the case may be, holds such security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Investment Manager, Trust Company or Plan Trustee, as the case may be.

*Exemption for Permitted Lock-up Agreement*

A Person will not be deemed to "Beneficially Own" any security where the holder of such security has agreed to deposit or tender such security pursuant to a Permitted Lock-up Agreement to a Take-over Bid made by such Person or such Person's Affiliates or Associates or a Joint Actor, or such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or such Person's Affiliates, Associates or Joint Actors until the earliest time at which any such tendered security is accepted unconditionally for payment or is taken up or paid for.

A Permitted Lock-up Agreement is essentially an agreement between a Person and one or more holders of Trust Units (the terms of which are publicly disclosed and available to the public within the time frames set forth in the definition of Permitted Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender Trust Units to the Lock-up Bid and which further provides that such agreement permits the Locked-up Person to withdraw its Trust Units in order to deposit or tender the Trust Units to another Take-over Bid or support another transaction: (i) at a price or value that exceeds the price under the Lock-Up Bid; or (ii) that contains an offering price that exceeds the offering price in the Lock-up Bid by as much as or more than a Specified Amount and does not provide for a Specified Amount greater than 7% of the offering price in the Lock-up Bid. The provision in the Existing Plan that provided that, in addition to the circumstances in clauses (i) and (ii) above, a locked-up person could also withdraw its Trust Units to support another bid or transaction for consideration of a number of Trust Units at least 7% greater than the number of Trust Units under the Lock-Up Bid at a price or value that is not less than the price or value offered in the Lock-up Bid has been deleted in the Amended Plan as it duplicates the concept in clause (i) .

A Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-Over Bid or other similar limitation on a Locked-up Person's right to withdraw Trust Units so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Trust Units during the period of the other Take-Over Bid or transaction. Finally, under a Permitted Lock-up Agreement no "break up" fees, "top up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2.5% of the price or value of the consideration payable under the Lock-up Bid; and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-Over Bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid; can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Trust Units to the Lock-up Bid or withdraws Trust Units previously tendered thereto in order to deposit such Trust Units to another Take-Over Bid or support another transaction.

(f) Flip-In Event

A Flip-In Event occurs when any Person becomes an Acquiring Person. In the event that, prior to the Expiration Time, a Flip-In Event which has not been waived by the Board of Directors occurs (see "Redemption, Waiver and Termination"), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, an Affiliate or Associate of an Acquiring Person or a Joint Actor (or a transferee of such a Person), which Rights will become null and void) shall constitute the right to purchase from the Fund, upon exercise thereof in accordance with the terms of the Amended Plan, that number of Trust Units having an aggregate Market Price on the date of the Flip-In Event equal to twice the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments). For example, if at the time of the Flip-In Event the Exercise Price is $50 and the Market Price of the Trust Units is $10, the holder of each Right would be entitled to purchase Trust Units having an aggregate Market Price of $100 (that is, 10 Trust Units) for $50 (that is, a 50% discount from the Market Price).

(g) Permitted Bid and Competing Permitted Bid

A Permitted Bid is a Take-over Bid made by way of a Take-over Bid circular and which complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of record of Trust Units, other than the Offeror;

(ii) the Take-over Bid contains irrevocable and unqualified conditions that:

A. no Trust Unit shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 45 days following the date of the Take-over Bid and the provisions for the take-up and payment for Trust Units tendered or deposited thereunder shall be subject to such irrevocable and unqualified condition;

B. unless the Take-over Bid is withdrawn, Trust Units may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Trust Units and all Trust Units deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such dates;

C. more than 50% of the outstanding Trust Units held by Independent Unitholders must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Trust Units; and

D. in the event that more than 50% of the then outstanding Trust Units held by Independent Unitholders have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Trust Units under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Trust Units for not less than 10 Business Days from the date of such public announcement.

A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry, satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 45 days so long as it is open until the later of (i) the earliest date on which Trust Units may be taken-up or paid for under any earlier Permitted Bid or Competing Permitted Bid that is in existence and (ii) 35 days (or such other minimum period of days as may be prescribed by applicable law in Alberta) after the date of the Take-over Bid constituting the Competing Permitted Bid.

(h) Redemption, Waiver and Termination:

(i) *Redemption of Rights on Approval of Holders of Trust Units and Rights.* The Board of Directors acting in good faith may, after having obtained the prior approval of the holders of Trust Units or Rights, at any time prior to the occurrence of a Flip-In Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right, appropriately adjusted for anti-dilution as provided in the Rights Agreement (the "Redemption Price").

(ii) *Waiver of Inadvertent Acquisition.* The Board of Directors acting in good faith may waive the application of the Amended Plan in respect of the occurrence of any Flip-In Event if (i) the Board of Directors has determined that a Person became an Acquiring Person under the Amended Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Trust Units such that at the time of waiver the Person is no longer an Acquiring Person.

(iii) *Deemed Redemption.* In the event that a Person who has made a Permitted Bid or a Take-over Bid in respect of which the Board of Directors has waived or has deemed to have waived the application of the Amended Plan consummates the acquisition of the Trust Units, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

(iv) *Discretionary Waiver with Mandatory Waiver of Concurrent Bids.* The Board of Directors acting in good faith may, prior to the occurrence of the relevant Flip-In Event as to which the Amended Plan has not been waived under this clause, upon prior written notice to the Rights Agent, waive the application of the Amended Plan to a Flip-In Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Trust Units. However, if the Board of Directors waives the application of the Amended Plan, the Board of Directors shall be deemed to have waived the application of the Amended Plan in respect of any other Flip-In Event occurring by reason of such a Take-over Bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

(v) *Discretionary Waiver Respecting Acquisition not by Take-over Bid Circular.* The Board of Directors acting in good faith may, with the prior consent of the holders of Trust Units, determine, at any time prior to the occurrence of a Flip-In Event as to which the application of the Amended Plan has not been waived, if such Flip-In Event would occur by reason of an acquisition of Trust Units otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to holders of Trust Units and otherwise than by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, to waive the application of the Amended Plan to such Flip-In Event. However, if the Board of Directors waives the application of the Amended Plan, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of Unitholders called to approve such a waiver.

(vi) *Redemption of Rights on Withdrawal or Termination of Bid.* Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

If the Board of Directors is deemed to have elected or elects to redeem the Rights as described above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights is to receive the Redemption Price. Within 10 Business Days of any such election or deemed election to redeem the Rights, the Fund will notify the holders of the Trust Units or, after the Separation Time, the holders of the Rights.

(i) Anti-Dilution Adjustments

The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(i) if there is a distribution payable in Trust Units or Convertible Securities (other than pursuant to any optional Trust Unit distribution or distribution reinvestment plan or a distribution payable in Trust Units in lieu of a regular periodic cash distribution) on the Trust Units, or a subdivision or consolidation of the Trust Units, or an issuance of Trust Units or Convertible Securities in respect of, in lieu of or in exchange for Trust Units; or

(ii) if the Fund fixes a record date for the distribution to all holders of Trust Units of certain rights or warrants to acquire Trust Units or Convertible Securities, or for the making of a distribution to all holders of Trust Units of evidences of indebtedness or assets (other than regular periodic cash distribution or a distribution payable in Trust Units) or rights or warrants.

With respect to adjustments occurring as a result of a distribution of rights or warrants, for internal consistency in the Amended Plan and to avoid triggering the anti-dilution provisions in relatively insignificant circumstances and where the Fund has complied with the requirements of applicable stock exchanges, an adjustment will only occur if such rights or warrants have an exercise price that is less than 90% of the Current Market Price as opposed to an exercise price that is less than the Current Market Price.

(j) Supplements and Amendments

The Fund may make amendments to correct any clerical or typographical error or which are necessary to maintain the validity of the Rights Agreement as a result of any change in any applicable legislation, rules or regulation. Any changes made to maintain the validity of the Amended Plan shall be may be subject to subsequent confirmation by the holders of the Trust Units or, after the Separation Time, the holders of the Rights.

Subject to the above exceptions, after the Meeting, any amendment, variation or deletion of or from the Rights Agreement and the Rights is subject to the prior approval of the holders of Trust Units, or, after the Separation Time, the holders of the Rights.

The Board of Directors reserves the right to alter any terms of or not proceed with the Amended Plan at any time prior to the Meeting if the Board of Directors determines that it would be in the best interests of the Fund and its Unitholders to do so, in light of subsequent developments.

(k) Expiration

If the Amended Plan is ratified, confirmed and approved at the Meeting, it will become effective immediately following such approval and remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights shall terminate pursuant to the Amended Plan) and the termination of the annual meeting of the Unitholders in the year 2008 unless at or prior to such meeting the Independent Unitholders ratify the continued existence of the Amended Plan, in which case the Amended Plan would expire at the earlier of the Termination Time and the termination of the annual meeting of Unitholders in the year 2011.

# PEMBINA PIPELINE INCOME FUND

## FORM OF PROXY

## FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS TO BE HELD ON APRIL 28, 2005

The undersigned unitholder of PEMBINA PIPELINE INCOME FUND (the "Fund") hereby appoints Mr. Robert B. Michaleski, the President and Chief Executive Officer of Pembina Pipeline Corporation, or failing him, Mr. D.J. Watkinson, Q.C., the Vice President, General Counsel and Secretary of Pembina Pipeline Corporation, or instead of either of the foregoing ______________________________________, as proxyholder of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned in respect of all matters that may come before the annual general and special meeting of the unitholders of the Fund to be held on April 28, 2005, including any adjournment thereof (the "Meeting"), to the same extent and with the same powers as if the undersigned were personally present at the Meeting, with authority to vote at the proxyholder's discretion except as otherwise specified below:

Without limiting the general powers hereby conferred, the undersigned hereby directs the proxyholder to vote the Trust Units of the Fund represented by this Form of Proxy in the following manner:

1. FOR ____ or WITHHOLDING FROM VOTING ____ the nomination as directors of Pembina Pipeline Corporation of the nominees described in the accompanying Information Circular.

2. FOR ____ or WITHHOLD FROM VOTING ____ the appointment of KPMG LLP, Chartered Accountants, as auditors of the Fund and Pembina Pipeline Corporation, at a remuneration to be fixed by the directors of Pembina Pipeline Corporation.

3. FOR ____ or AGAINST ____ the continuation and amendment and restatement of the Fund's unitholder rights plan agreement as described in the accompanying Information Circular.

**The directors and management of Pembina Pipeline Corporation recommend that unitholders vote FOR the above matters.**

**This proxy is solicited by management of Pembina Pipeline Corporation on behalf of the Fund.** The Trust Units represented by this Form of Proxy will be voted, where the unitholder has given a choice above, as directed or, if no direction is given, FOR such proposal. The person or persons appointed under this Form of Proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in this Form of Proxy and the accompanying Notice of Meeting and Information Circular and with respect to any other matters which may be properly brought before the Meeting. This Form of Proxy should be read in conjunction with the accompanying Notice of Meeting and Information Circular.

The undersigned hereby revokes any prior proxies.

DATED this ____ day of ________________, 2005.

______________________________________
Signature of Unitholder

______________________________________
Name of Unitholder
(Please Print)

**NOTES:**

1. **A unitholder has the right to appoint a person, who does not have to be a unitholder, to attend and act on his or her behalf at the Meeting other than the persons designated in this Form of Proxy. This right may be exercised by inserting that other person's name in the blank space provided for that purpose and striking out the other names or by completing another proper Form of Proxy and, in either case, by delivering the completed Form of Proxy to the Fund as indicated below.**

2. This Form of Proxy must be dated and executed by the unitholder (using exactly the same name in which the Trust Units are held) or by his attorney authorized in writing or, if the unitholder is a body corporate, by a duly authorized officer or attorney thereof. A copy of any such authorization should accompany this Form of Proxy. Persons signing as executors, administrators, trustees, etc. should so indicate. If this Form of Proxy is not dated, it will be deemed to bear the date on which it was mailed to the Fund by the unitholder.

3. In order for this Form of Proxy to be effective, it must be signed and deposited with Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof.

# FORM 52-109FT1

## CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, PETER D. ROBERTSON, Vice President Finance and Chief Financial Officer of Pembina Management Inc., as Administrator of Pembina Pipeline Income Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Pembina Pipeline Income Fund, (the issuer) for the period ending December 31, 2004.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings.

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 3, 2005

*"Peter D. Robertson"*

Peter D. Robertson
Vice President, Finance and Chief Financial Officer
Pembina Management Inc.

# FORM 52-109FT1

## CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, ROBERT B. MICHALESKI, President and Chief Executive Officer of Pembina Management Inc., as Administrator of Pembina Pipeline Income Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Pembina Pipeline Income Fund, (the issuer) for the period ending December 31, 2004.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings.

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 3, 2005

*"Robert B. Michaleski"*

Robert B. Michaleski
President and Chief Executive Officer
Pembina Management Inc.

Computershare

Computershare Trust Company of Canada
530 - 8th Ave SW, Suite 600
Calgary, Alberta
T2P 3S8
Telephone: (403) 267-6800
Facsimile: (403) 267-6529
www.computershare.com



**LETTER OF CONFIRMATION**

March 23, 2005

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
The Toronto Stock Exchange

Dear Sirs:

Subject: Pembina Pipeline Income Fund (the "Corporation")

We confirm that the following materials were sent by pre-paid mail on March 21, 2005, to the registered holders of Trust Units of the Corporation:

1. Notice of Annual General and Special Meeting and Information Circular
2. Proxy
3. Annual Report
4. Supplemental Mailing List Return Card
5. Return Envelope

We further confirm that copies of the above-mentioned materials were sent by courier on March 21, 2005 to those intermediaries holding Trust Units of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

(Signed)

Jodie Hansen
Assistant Trust Officer
Corporate Trust Department

cc: Glenys Hermanutz
Pembina Pipeline Income Fund

**Computershare**



Computershare Trust Company of Canada
530 - 8th Ave SW, Suite 600
Calgary, Alberta
T2P 3S8
Telephone: (403) 267-6800
Facsimile: (403) 267-6529
www.computershare.com



**LETTER OF CONFIRMATION**

March 23, 2005

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
The Toronto Stock Exchange

Dear Sirs:

Subject: Pembina Pipeline Income Fund (the "Corporation")

We confirm that the following materials were sent by pre-paid mail on March 21, 2005, to the registered holders of Trust Units of the Corporation:

1. Notice of Annual General and Special Meeting and Information Circular
2. Proxy
3. Annual Report
4. Supplemental Mailing List Return Card
5. Return Envelope

We further confirm that copies of the above-mentioned materials were sent by courier on March 21, 2005 to those intermediaries holding Trust Units of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

(Signed)

Jodie Hansen
Assistant Trust Officer
Corporate Trust Department

cc: Glenys Hermanutz
Pembina Pipeline Income Fund

# PEMBINA PIPELINE INCOME FUND

## RENEWAL ANNUAL INFORMATION FORM

**For the Year Ended December 31, 2004**

**March 23, 2005**

## TABLE OF CONTENTS

## GLOSSARY OF TERMS AND ABBREVIATIONS

Terms used in this Annual Information Form and not otherwise defined have the meanings set forth below:

"**ABCA**" means the *Business Corporations Act* (Alberta), as amended from time to time;

"**Administration Agreement**" means the administration agreement between the Manager and the Fund dated September 4, 1997, as amended April 30, 1999 and as may be further amended, supplemented or restated from time to time, pursuant to which the Manager provides certain administrative services to the Fund. See "Management and Governance of the Fund – Administration Agreement";

"**AEUB**" means Alberta Energy and Utilities Board;

"**Alberta Pipelines**" means those pipelines servicing the conventional production in Alberta including the Peace System, the Pembina System, the Swan Hills System, the Brazeau System, the Miscible Flood System, the Cremona System, the Northern System and the Non-Operated Systems;

"**AOSPL**" means Alberta Oil Sands Pipeline Ltd.;

"**AOSPL System**" means the approximately 430 km pipeline system delivering synthetic crude oil from Syncrude's production facilities north of Fort McMurray, Alberta into the Edmonton, Alberta area;

"**B.C. Pipelines**" means the NEBC System and the Western System;

"**BCUC**" means British Columbia Utilities Commission;

"**Brazeau System**" means the approximately 250 km pipeline system delivering NGLs from natural gas processing plants southwest of Edmonton, Alberta and from Caroline, Alberta to the Bonnie Glen System or to Fort Saskatchewan, Alberta;

"**Bonnie Glen System**" means the approximately 250 km pipeline system and related facilities delivering crude oil and condensate from central Alberta to Edmonton, Alberta;

"**condensate**" means a mixture consisting primarily of pentanes and heavier hydrocarbon liquids;

"**Convertible Debentures**" means, collectively, (i) the 8.25% convertible unsecured subordinated debentures of the Fund which, subject to prior redemption or conversion, mature March 31, 2006, (ii) the 7.5% convertible unsecured subordinated debentures of the Fund which, subject to prior redemption or conversion, mature on June 30, 2007, and (iii) the 7.35% convertible unsecured subordinated debentures which, subject to prior redemption or conversion, mature December 31, 2010, all of which are described in greater detail of Note 9 to the Fund's audited consolidated financial statements for the year ended December 31, 2004;

"**Cremona System**" means the approximately 340 km pipeline system delivering crude oil, condensate and butane from northwest of Calgary, Alberta to either the BP Amoco Rangeland Pipeline or to Bowden, Alberta;

"**Declaration of Trust**" means the declaration of trust dated September 4, 1997, as amended April 30, 1998, as further amended and restated April 30, 1999 and as further amended April 28, 2000, as may be amended, supplemented or restated from time to time, pursuant to which the Fund was created. See "Description of the Fund and the Trust Units" ;

"**Distributable Cash**" means all amounts received by the Fund in respect of dividends or repayments of capital on the PPC Shares and interest or repayment of principal on the PPC Notes, as the case may be, plus the income, if any, from other permitted investments under the Declaration of Trust, less amounts that may be paid by the Fund in connection with any cash redemptions of Trust Units and amounts reasonably required for the activities and operations of the Fund;

"**Dow Canada**" means Dow Chemical Canada Inc;

"**EDS Agreement**" means the ethylene delivery system storage agreement in respect of NOVA Chemicals' delivery of ethylene to and from the Storage Facility, as described under "Description of Pembina's Pipelines and the Storage Facility – The Storage Facility";

"**Exempt Plan**" means a registered retirement savings plan, registered retirement income fund, registered education savings plan or deferred profit savings plan under the Tax Act;

"**Extraordinary Resolution**" means a resolution passed by a majority of not less than 66 2/3% of the votes cast, either in person or by proxy, at a meeting of Unitholders called for the purpose of approving such resolution, or approved in writing by the holders of not less than 66 2/3% of the Trust Units entitled to be voted on such resolution;

"**Facilities Agreement**" means the facilities agreement in respect of Dow Canada's provision of services and utilities to the Storage LP, as described under "Description of Pembina's Pipelines and the Storage Facility – The Storage Facility";

"**Floating Rate Senior Notes**" means the $75 million aggregate principal amount of unsecured senior notes due 2009 and having a floating rate of interest, issued by PPC on a private placement basis in June 2004;

"**Fund**" means Pembina Pipeline Income Fund, an unincorporated, open ended trust established under the laws of Alberta;

"**Governance Agreement**" means the agreement entered into as of October 24, 1997, as amended and restated April 30, 1999, and as further amended April 28, 2000, and as may be further amended, supplemented or restated from time to time, among the Fund, the Manager, and PPC. See "Management and Governance of the Fund – Governance Agreement";

"**Management Agreement**" means the agreement between PPC and the Manager dated October 24, 1997, as amended and restated July 1, 2001, as may be amended, supplemented or restated from time to time, pursuant to which the Manager provides management services to PPC and the other operating subsidiaries of the Fund. See "Management and Governance of the Fund - Management Agreement";

"**Manager**" means Pembina Management Inc., an ABCA corporation that is owned by the executive officers of PPC;

"**Miscible Flood System**" means the approximately 270 km pipeline system delivering NGLs from Fort Saskatchewan, Alberta and Judy Creek, Alberta to miscible flood projects in northwestern Alberta;

"**NEB**" means National Energy Board;

"**NEBC System**" means the approximately 580 km pipeline system delivering crude oil and condensate from northeastern British Columbia and northwestern Alberta to Taylor, British Columbia and to the Taylor Terminal;

"**NGL System**" means, collectively, the Brazeau System, the Caroline System and the Miscible Flood System;

"**NGLs**" means natural gas liquids, including ethane, propane, butane and pentanes plus;

"**Non-Operated Systems**" means, collectively, the Bonnie Glen System and the Wabasca System;

"**Northern System**" means the approximately 650 km pipeline system delivering crude oil from Taylor, British Columbia into the Swan Hills System and Miscible Flood System;

"**NOVA Chemicals**" means NOVA Chemicals Corporation;

"**Operating Agreement**" means the operating agreement in respect of Dow Canada's operating of the Storage Facility, as described under "Description of Pembina's Pipelines and the Storage Facility – The Storage Facility";

"**Peace System**" means the approximately 2,050 km pipeline system and related facilities delivering crude oil, condensates and NGLs from northeastern British Columbia and northwestern Alberta to Edmonton, Alberta;

"**Pembina**" means the Fund and its subsidiaries (including PPC), taken as a whole;

"**Pembina System**" means the approximately 1,250 km pipeline system and related facilities delivering crude oil and condensate production to Edmonton, Alberta from the area southwest of Edmonton, Alberta;

"**Pipeline Assets**" means all of the right, title and interest held by Pembina either directly or indirectly in the Alberta Pipelines, the B.C. Pipelines and the AOSPL System, and other pipeline interests or assets acquired or constructed by Pembina from time to time;

"**PPC**" means Pembina Pipeline Corporation, an ABCA corporation that is a wholly-owned subsidiary of the Fund;

"**PPC Directors**" means the directors of PPC from time to time;

"**PPC Notes**" means the unsecured, subordinated promissory notes issued to the Fund from time to time by PPC or other subsidiaries of the Fund;

"**PPC Shares**" means the common shares of PPC, all of which are owned by the Fund;

"**Record Date**" means the dates on which Unitholders of record will be entitled to distributions paid by the Fund, currently being the last day of each calendar month, and such other dates as may be determined from time to time by the Trustee;

"**SCADA system**" means a supervisory control and data acquisition system (see "Pembina's Pipeline Operations - Information and Communication Systems");

"**Secured Senior Notes**" means the $100 million aggregate principal amount of senior secured notes due 2017 and bearing interest at 7.38% per annum issued by PPC on a private placement basis in July 2002;

"**Senior Notes**" means, collectively, the Secured Senior Notes, the Unsecured Senior Notes and the Floating Rate Senior Notes;

"**Shell Canada**" Shell Canada Limited;

"**Storage Agreement**" means the twenty year storage agreement effective May 13, 2003 among the Storage LP, Dow Canada and NOVA Chemicals, as further described under "Description of Pembina's Pipelines and the Storage Facility – The Storage Facility";

"**Storage Facility**" means the underground ethylene storage facility and related lands and equipment in which Pembina acquired a 50% interest on June 24, 2003;

"**Storage GP**" means the Fort Saskatchewan Ethylene Storage Corporation, the general partner of the Storage LP, owned 50% by Pembina and 50% by Dow Canada;

"**Storage LP**" means the Fort Saskatchewan Ethylene Storage Limited Partnership, an Alberta limited partnership, owned, directly and indirectly, 50% by Pembina and 50% by Dow Canada;

"**Swan Hills System**" means the approximately 500 km pipeline system delivering light sweet crude from the Swan Hills area in Alberta and from Acheson/Ellerslie in Alberta to Edmonton, Alberta;

"**Syncrude**" or the "**Syncrude Project**" means the joint venture that was formed for the recovery of oil sands, crude bitumen or products derived therefrom from the Athabasca oil sands, located near Fort McMurray, Alberta;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended from time to time;

"**Taylor Terminal**" means the liquids storage facilities located at Taylor, British Columbia with capacity of 400,000 bbls;

"**Trans Mountain Pipeline**" means the Trans Mountain Pipe Line system from Edmonton, Alberta to Vancouver, British Columbia;

"**throughput**" means volume of product delivered through a pipeline;

"**Trustee**" means Computershare Trust Company of Canada, in its capacity as trustee of the Fund, or such other trustee of the Fund that may be appointed from time to time;

"**Trust Units**" means the units of the Fund, each unit representing an equal undivided beneficial interest in the Fund;

"**Unitholders**" means the holders of Trust Units from time to time;

"**Unsecured Senior Notes**" means the $175 million aggregate principal amount of unsecured senior notes due 2014 and bearing interest at 5.99% per annum issued by PPC on a private placement basis in June 2004;

"**Wabasca System**" means the approximately 190 km pipeline system delivering crude oil from the East Peace River Arch area of northern Alberta; and

"**Western System**" means the approximately 820 km pipeline system delivering crude oil from Taylor, British Columbia to Kamloops, British Columbia.

In this Annual Information Form, all references to "**$**" or "**dollars**" means Canadian dollars unless otherwise specified.

All information in this Annual Information Form is presented as of December 31, 2004 unless otherwise indicated.

## ABBREVIATIONS AND CONVERSION

In this Annual Information Form, the following abbreviations have the indicated meanings.

| | |
|---|---|
| bbl and bbls | barrel and barrels, each barrel representing 34.972 Imperial gallons or 42 U.S. gallons |
| bbls/d | barrels per day |
| km and kms | kilometre and kilometres |
| kt | thousands of metric tonnes |
| mbbls | thousand barrels |
| mmbbls | million barrels |
| mbbls/d | thousands of barrels per day |
| mmcf/d | million cubic feet per day |

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

| To convert from | To | Multiply by |
|---|---|---|
| bbls | cubic metres | 0.159 |
| cubic metres | bbls | 6.293 |
| miles | kilometres | 1.609 |
| kilometres | miles | 0.621 |
| tons (short) | tonnes (metric) | 0.907 |
| tonnes (metric) | tons (short) | 1.102 |
| kilotonnes | kilograms | 1,000,000 |
| pounds | kilograms | 0.454 |
| kilograms | pounds | 2.205 |

## DESCRIPTION OF DISTRIBUTABLE CASH

Throughout this Annual Information Form, the term "Distributable Cash" is used to refer to the amount of cash that has been or is to be available for distribution to the Fund's Unitholders. "Distributable Cash" is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and does not have a standardized meaning prescribed by GAAP, but is an amount calculated in accordance with the terms of the Declaration of Trust. Therefore, Distributable Cash of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that Distributable Cash should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

## FORWARD-LOOKING STATEMENTS

The information contained in this Annual Information Form contains certain forward-looking statements that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets" and similar expressions. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including, but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, fluctuations in operating results and certain other risks detailed from time to time in the Fund's public disclosure documents. Undue reliance should not be placed on these forward-looking statements as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Subject to the requirements on applicable securities laws, Pembina undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the above statements.

## STRUCTURE OF THE FUND

### Pembina Pipeline Income Fund

Pembina Pipeline Income Fund (the "Fund") is an open-ended, single purpose trust established under the laws of the Province of Alberta pursuant to the Declaration of Trust. The Fund's operations commenced on October 24, 1997. The Fund holds, directly and indirectly, all of the issued and outstanding PPC Shares, the Notes issued by PPC, and one voting, non-participating share in each of two subsidiaries of PPC. The principal office of the Fund is located at 2000, 700 - 9th Avenue S.W., Calgary, Alberta, T2P 3V4. For a description of the Fund and the Declaration of Trust, see "Description of the Fund and the Trust Units".

### Pembina Pipeline Corporation and Other Operating Subsidiaries

Pembina Pipeline Corporation ("PPC") is an Alberta corporation which, directly or indirectly through its subsidiaries, owns interests in 13 oil and NGLs pipeline systems and a 50% interest in an underground ethylene storage facility. The pipeline systems are grouped for functional and geographic purposes into the AOSPL System, the Alberta Pipelines and the B.C. Pipelines. See "Description of Pembina's Business" and "Description of Pembina's Pipelines and the Storage Facility" for a description of the business and operations of PPC and the other operating subsidiaries of the Fund.

### Pembina Management Inc.

Pembina Management Inc. (the "Manager") was incorporated under the ABCA for the purpose of providing management, advisory and administrative services to the Fund and PPC through the Administration Agreement and Management Agreement, respectively. The Manager is a private company owned by the executive officers of PPC. For a detailed discussion of the Manager and the Management Agreement, see "Management and Governance of the Fund – Management Agreement."

### Structure

The following chart indicates the Fund's major subsidiaries, including their jurisdictions of formation and the percentage of common equity or other ownership interest held or controlled, directly or indirectly, by the Fund or PPC:



Pembina Executive Officers
Unitholders
Debentureholders
100%
Trust Units
Convertible Debentures
Pembina Management Inc. (ABCA)
Administration Agreement
Pembina Pipeline Income Fund (an Alberta trust)
PPC Shares 100%
PPC Notes 100%
Management Agreement
Pembina Pipeline Corporation (ABCA)
100%
Peace System(1)
Pembina System
Swan Hills System
Brazeau System
Miscible Flood System
Cremona System
Non-Operated Systems
Pembina Pipeline (an Alberta partnership)
100%
100%
100%
50%
Pembina North Limited Partnership (an Alberta limited partnership)
Pembina West Limited Partnership (an Alberta limited partnership)
Pembina Oil Sands Pipeline L.P. (an Alberta limited partnership)
Fort Saskatchewan Ethylene Storage LP (an Alberta limited partnership)
Northern System(1)
B.C. Pipelines(2)
AOSPL System
Storage Facility


**Notes:**

(1) The Peace System, Pembina System, Swan Hills System, Brazeau System, Miscible Flood System, Cremona System, Non-Operated Systems (which consist of the Bonnie Glen System and the Wabasca System) and Northern System comprise the Alberta Pipelines.

(2) The B.C. Pipelines are comprised of the NEBC System and the Western System.

## GENERAL DEVELOPMENT OF THE FUND

The Fund was established on September 4, 1997 pursuant to the Declaration of Trust. On October 24, 1997, the Fund completed an initial public offering of 62,425,000 Trust Units at a price of $10 per unit. The net proceeds of the offering of $595,072,500 were used to acquire the PPC Shares and the PPC Notes. Through its ownership of PPC and other subsidiaries, the Fund initially owned 100% interests in, and operated, the Peace System and the Pembina System, and owned a 50% non-operated interest in the Bonnie Glen System and a 10% non-operated interest in the Wabasca System.

In 2000, Pembina acquired all the shares of Federated Pipe Lines Ltd. for approximately $361 million, including transaction costs. Federated Pipe Lines Ltd. owned seven distinct pipelines, being the Swan Hills System, Brazeau System, Miscible Flood System, Cremona System, Northern System (all of which are part of Pembina's Alberta Pipelines) and the Western System (which is part of Pembina's B.C. Pipelines). Also in 2000, Pembina acquired the NEBC System for approximately $39 million, including transaction costs, from the Western Facilities Fund.

On December 31, 2001, Pembina acquired all of the shares of AOSPL from Alberta Energy Company Ltd. and its subsidiaries for approximately $225 million, plus transaction costs. AOSPL is the sole transporter of synthetic crude oil produced by the Syncrude Project. The Syncrude Project is the world's largest producer of synthetic crude oil from oil sands. The acquisition of the shares of AOSPL was funded in part by the net proceeds of concurrent offerings of $87.5 million principal amount of 7.50% convertible unsecured subordinated debentures and 8.75 million Trust Units, as well as by bank debt.

On June 24, 2003, Pembina acquired a 50% interest in an underground ethylene Storage Facility through its acquisition of a 50% interest in the Storage LP from Dow Canada. The purchase price for the Storage Facility was approximately $190 million, including transaction costs. The acquisition of the 50% interest in the Storage Facility was funded by the net proceeds of the offering of $220 million principal amount of 7.35% convertible unsecured subordinated debentures.

## RECENT DEVELOPMENTS

### Unitholder Limited Liability

Effective July 1, 2004 the *Income Trusts Liability Act* (Alberta) was proclaimed in force. The Act creates a statutory limitation on the liability of unitholders of Alberta income trusts such as the Fund. The legislation provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation comes into effect. The legislation does not affect the liability of unitholders with respect to any act, default, obligation or liability that arose before July 1, 2004. For additional information, see "Risk Factors - Unitholder Limited Liability".

## DESCRIPTION OF PEMBINA'S BUSINESS

### The Fund

The Fund is restricted to investing solely in investments which a unit trust and a mutual fund trust may own in accordance with Section 132(6) of the Tax Act. The Fund's investments currently consist solely of the PPC Shares (with PPC owning, directly or indirectly, several other operating subsidiaries), the PPC Notes, and one voting, non-participating share in each of two subsidiaries of PPC. The Fund is totally dependent on the operations of PPC and the Fund's other operating subsidiaries for cash ultimately distributed to Unitholders. The Fund's income is derived from the interest and repayments of capital on the PPC Notes and the dividends and repayment of capital on the PPC Shares. The amounts of these payments are generally equal to the net cash flow generated from Pembina's business and operations, less any amounts withheld for debt repayments or service charges, capital expenditures and working capital requirements. The Fund makes monthly cash distributions to the Unitholders of the payments received by the Fund from PPC, less administrative and certain other costs of the Fund and after any cash redemptions of Trust Units. The Fund's administrative expenses generally consist of the fees and expenses paid to the Trustee and to the Manager pursuant to the Administration Agreement, the cost of reporting to Unitholders, regulatory compliance and

administration of various legal agreements. Administrative expenses and cash redemptions currently represent only a nominal fraction of the Fund's income.

Management of the Fund strives to adopt and maintain a focused business strategy that evolves to meet a changing business and operating climate and is designed to extend the Fund's horizon of sustainable cash distributions and provide tangible opportunities for further growth.

**Pembina's Business Strategy and Opportunities**

Pembina's business strategy is to continue to consolidate the pipeline systems and related assets that it has acquired to leverage and achieve efficiencies available through the ownership and operatorship of its diversified pipeline network and energy infrastructure assets. Pembina also seeks opportunities to increase the proportion of its asset portfolio invested in long-lived energy infrastructure. During 2003 and 2004, Pembina made substantial investment in assets that are characterized by relatively predictable, sustainable and low-risk cash flows, being the capacity expansion of the AOSPL Pipeline and the acquisition of a 50% interest in the Storage Facility. Pembina will continue to seek expansion opportunities arising from increased exploration and development in areas it presently serves, and pursue extensions into areas not presently serviced if the economics support the incremental investment. Pembina will also carefully consider future growth through acquisitions along the energy value chain if there is a strategic fit to its existing operations.

Pembina's AOSPL system is well positioned to respond to transportation opportunities stemming from the significant projects that are currently being considered in the oil sands area surrounding Fort McMurray, Alberta. Each of these projects being considered will require pipeline capacity to move its product to market. With Pembina's existing AOSPL system as a base, Pembina believes it is in an advantageous position to meet the further capacity needs of these projects. Pembina also has the capacity to transport conventional light crude oil which has seen renewed interest with sustained higher commodity prices and a shift in ownership from the major mid-capitalization exploration production companies to junior exploration and development-focused income and royalty trusts. With respect to the increase in NGL production, Pembina has the capacity to move this product on its conventional pipelines.

## DESCRIPTION OF PEMBINA'S PIPELINES AND THE STORAGE FACILITY

Pembina owns interests in 13 main pipeline systems. This network of over 8,000 kms of pipelines transports light conventional crude oil, synthetic oil, condensate and NGLs and spans the oil and natural gas producing regions of Alberta and northeastern British Columbia, including the rapidly expanding oil sands resources in northeastern Alberta. These systems are grouped for functional and geographic purposes into the AOSPL System, the Alberta Pipelines and the B.C. Pipelines. Pembina owns 100% of, and operates all, these systems other than the Non-Operated Systems (which are part of the Alberta Pipelines). The following map illustrates Pembina's pipeline systems and the Storage Facility.


Pembina's Pipelines & Storage Facility
ALBERTA
AOSPL
BRITISH COLUMBIA
Pipeline by Others
British Columbia
Alberta
Fort McMurray
Taylor
Dawson Creek
Prince George
Ft. Sask. Storage Facility
Edmonton
Kamloops
Calgary
Vancouver

**Summary Operating Data**
**Average Daily Throughput**
(mbbls/d)

| | 2000 | 2001 | 2002 | 2003 | 2004 |
|---|---|---|---|---|---|
| Alberta Pipelines | 396.3 | 500.8 | 471.8 | 433.6 | 409.5 |
| B.C. Pipelines(1) | 4.6 | 11.3 | 17.2 | 27.5 | 25.5 |
| AOSPL System | N/A | N/A | 235.0 | 217.6 | 243.6 |
| **TOTAL** | **400.9** | **512.1** | **724.0** | **678.7** | **678.6** |

**Note:**
(1) Includes B.C. production transported on the Western System only.

Outlined below is a description of the operations of each of the AOSPL System, the Alberta Pipelines, the B.C. Pipelines and the Storage Facility. **Additional information regarding Pembina's results of operations for 2004 and future plans and outlook is contained in Management's Discussion and Analysis for the year ended December 31, 2004, an electronic copy of which is available through the internet on the Fund's SEDAR profile at www.sedar.com.**

**AOSPL System**

The AOSPL System is comprised of a 706 km mainline and related facilities and has a single receipt point, being Syncrude Canada Ltd.'s production facility north of Fort McMurray, Alberta. AOSPL is the sole transporter for the Syncrude Project, the world's largest producer of synthetic crude oil from oil sands and the largest single source of oil in Canada. This pipeline, which has been in service since 1978 to transport all of the synthetic crude oil production from the Syncrude Project, was acquired by Pembina on December 31, 2001. The AOSPL acquisition also included the Redwater Pipeline, a conventional crude oil pipeline in the Edmonton area.

Throughput volume on the AOSPL System averaged 243,600 bbls/d in 2004, compared to 217,600 bbls/d in 2003. Revenue contribution from this system was $54.1 million in 2004 compared to $44.5 million in 2003, and operating costs totalled $18.2 million for the year compared to $17.1 million in 2003. Revenues on this system are contract-based and are not throughput sensitive, and are therefore very stable with the increase in revenues reflecting incremental returns on project capital associated with the AOSPL expansion. The AOSPL System contributed 34% of Pembina's total average throughput during 2004 and 20% of total revenue in 2004.

Returns generated by the AOSPL System are governed by the terms of a long-term agreement with the Syncrude owners. Expiry of the agreement is currently set at December 2035, commensurate with the current expiry of Syncrude's licenses, and the agreement is subject to extension. Pembina earns a rate of return on and of its depreciated capital investment along with full cost recovery. While the rate of return is independent of throughput volume, increased capital investment will ultimately increase the return generating base and the returns generated by this system. During 2004, Pembina completed a $167 million capital expansion of the AOSPL System throughput capacity, at the request of the Syncrude owners, to facilitate transportation of increasing production arising from Syncrude's Upgrader Expansion 1 and Aurora 2 projects. The AOSPL expansion has resulted in increased capacity to 389,000 bbls/d, however Syncrude has indicated that their Stage III expansion project will not be completed until mid-2006, so volumes on the pipeline will not meet the design capacity until sometime after the expansion is completed. Further investment opportunities in AOSPL may develop as Syncrude pursues future expansion of the productive capacity of its oil sands facility. The AOSPL System was designed with future expansion in mind, and additional capacity may be constructed at a lower cost than other transportation alternatives. Pembina is in discussions with Syncrude participants and other potential third-party shippers contemplating new oil sands projects regarding potential future transportation opportunities. Negotiations are proceeding but no firm commitments or agreements have been made with respect to these matters to date.

**Alberta Pipelines**

The Alberta Pipelines serve a range of petroleum producing regions across the province and, for the most part, operate under market tolling arrangements. This flexibility allows Pembina to respond to changes in economic and operating conditions and to one-time events, supporting the sustainability of margin contribution from these systems while preserving upside potential.

During 2004, Western Canada's oil and gas industry experienced another year of strong drilling activity. Pembina benefited directly from the elevated activity in its conventional Alberta service regions. Four new crude oil battery connections were completed during the year, with incremental volume delivered from these receipt points ramping up to 6,400 bbls/d by the end of the year. Another five new connections are scheduled for completion in early 2005, and are expected to generate additional throughput of up to approximately 30,000 bbls/d by the end of 2005.

Pembina is currently undertaking the construction of a new 64 kilometre, 12-inch NGLs pipeline in northwestern Alberta. The $17 million pipeline project will provide an interconnection between Pembina's Peace System and Northern System, increasing the aggregate NGL transportation capacity in response to extensive development of liquids-rich natural gas reserves in northwestern Alberta over the past three years.

Pembina invested $18 million in development capital on new pipeline connections and on systems upgrades during the year. With drilling and development activity projected by the industry to continue at or above 2004 levels for the immediately foreseeable future, Pembina sees a number of opportunities for further expansion of service in its Alberta pipeline systems.

Throughput on Pembina's Alberta Pipelines, a network of crude oil, condensate and NGLs pipelines, collectively averaged 409,500 bbls/d in 2004 compared with 433,600 bbls/d in 2003, a reduction of 5%, generally due to natural oil and gas production declines in the serviced areas. Throughputs were also affected by a break in a remote section of a NGL line on the Peace System and by downtime due to testing of this line. The Alberta Pipelines contributed 57% to Pembina's total average throughput and 63% of total revenue in 2004.

Pembina's Alberta Pipelines generated revenue of $174.8 million in 2004, compared with $163.5 million in 2003, a 7% increase. Tariffs were increased on the Peace System and the Swan Hills System in May to offset the impact of throughput declines and rising costs on mature pipeline systems. The Peace System tariff was increased again in

July 2004 to offset the impact of a spill on the system. Average tolls in 2004 on the Alberta Pipelines increased to $1.17 per bbl compared with $1.03 per bbl in 2003. These increases were required to counterbalance declining production volumes, reduced throughputs due to the NGL pipeline rupture, and increased operating and maintenance costs.

*Peace System*

The Peace System serves mature and developing oil and natural gas fields of northwestern Alberta and northeastern British Columbia with 2,100 kms of multi-product pipeline. Light crude oil, condensate, propane mix and two grades of ethane mix are transported in "batch" mode from 84 receipt points. The Peace System throughput averaged 170,500 bbls/d in 2004 compared with 185,000 bbls/d in 2003. Throughputs on the Peace System were negatively impacted by a spill in April 2004, with the pipeline out of service for over a month. As part of Pembina's internal inspection program, an ultrasonic crack detection tool will be run on the Peace System in 2005.

*Pembina System*

The Pembina System, a network of 1,300 kms of gathering pipelines connected to approximately 200 receipt points, has been in continuous operation since 1954, transporting crude oil and condensate produced from the long-life Pembina field southwest of Edmonton, Alberta. Although the Pembina production area is mature, the impact of natural field decline has been mitigated by the development activity of royalty and income trust entities that have acquired significant interests in this area in recent years. Throughput averaged 77,800 bbls/d in 2004, which was up slightly from 2003 throughput of 77,000 bbls/d. The major focus of present operations shall continue to be pipeline integrity. Pembina staff conduct between 20 and 30 internal inspections per year on this system, followed by pipeline repair programs. Balance meters are being upgraded to improve the capability of computerized leak detection system.

*Northern System*

The Northern System is a batch-operated pipeline originating at Dunvegan, Alberta and extending through northwestern Alberta into the Judy Creek and Swan Hills areas, then to Fort Saskatchewan. A second pipeline originating at Taylor, B.C. delivers into the Northern mainline at Belloy. At Judy Creek, the Northern System mainline transfers condensate to the Swan Hills System for delivery to the refining hub at Edmonton. The NGLs remain on the Northern System until delivered to the fractionation hub at Fort Saskatchewan. During 2004, an average of 17,700 bbls/d of condensate, propane mix and ethane mix were transported compared to 14,500 bbls/d of those products in 2003. Part of the increase is due to volumes being transferred to the Northern System in April 2004 during the Peace System shutdown. The balance is due to decreased downtime at the Taylor gas plant.

*Swan Hills System*

Pembina's Swan Hills System gathers crude oil from 26 receipt point in the Swan Hills and Judy Creek areas of Alberta, as well as condensate from the Northern System, for delivery to Edmonton. Excluding the transfer volume from the Northern System, crude oil receipts were 59,600 bbls/d in 2004 compared to 68,000 bbls/d in 2003, a 12% decline. Throughputs were stable over the last 8 months of the year, and Pembina anticipates lower levels of throughput decline in the future.

*NGL System*

The NGL System consists of the Brazeau System and the Miscible Flood System. The NGL System transported an average of 52,900 bbls/d of ethane mix and propane mix during 2004 compared to 57,500 bbls/d in the prior year. Throughputs on the Miscible Flood System are currently somewhat erratic as the oil and gas field operators wind down their miscible flood projects in the Judy Creek area. The operators have agreed to a minimum cost-of-service contract in order to keep the Miscible Flood System operating through 2005.

*Cremona System*

Pembina transports crude oil, condensate and butane from 24 receipt points northwest of Calgary to the Rangeland Pipeline that moves product to Montana in the United States on the Cremona System. Receipts on this system averaged 18,300 bbls/d in 2004, compared to 17,400 bbls/d in the preceding year, an increase of 5%.

*Non-Operated Systems*

Pembina holds a 50% undivided interest in the Bonnie Glen System and a 10% undivided interest in the Wabasca System. The other 50% of the Bonnie Glen System is owned by Imperial Oil Resources, which operates the system pursuant to a joint venture agreement with Pembina. The Wabasca System is operated by Keyera Facilities Income Fund, which holds the largest interest in the Wabasca System. Together, these systems comprise the Non-Operated Systems, which contributed an average throughput of 12,800 bbls/d in 2004, representing approximately 2% of Pembina's total pipeline throughput.

**B.C. Pipelines**

Pembina's B.C. Pipelines serve the oil and natural gas producing region located in the northeastern quadrant of British Columbia. The B.C. Pipelines include the NEBC System, which consists of three crude oil gathering pipelines upstream of Taylor, British Columbia (the Blueberry, B.C. Light & Boundary Lake pipelines) and the truck-unloading and pipeline terminal at Taylor, and the Western System (which delivers into Prince George and Kamloops, B.C.) for transmission to the west coast of Canada, and which collectively transport approximately 95% of the petroleum products produced in the province of British Columbia. The NEBC System gathered an average of 34,600 bbls/d of crude oil and condensate in 2004, down from 36,100 bbls/d in 2003, due to the natural decline rate on the connected reserves. The Western System transported an average of 25,500 bbls/d from Taylor to delivery points in Prince George and Kamloops, compared to 27,500 bbls/d in 2003. This decline was a result of tank and other maintenance programs at terminals located on the Western System temporarily reducing the Western System's overall transport capacity, as well as delivery restrictions from adverse weather. These restrictions were resolved in late 2004. An additional 9,100 bbls/d of B.C's. crude oil was shipped on Pembina's Peace System into Edmonton. The B.C. Pipelines contributed 8% to Pembina's total average throughput and 10% of total revenue in 2004. The major upgrading and consolidation project at the Taylor Terminal continued through 2004 and is scheduled to be completed in 2005.

Revenue generated by the B.C. Pipelines was $28.3 million in 2004, which represents an 18% increase over the prior year total of $23.9 million, primarily due to higher revenue operated through higher operating and capital spending on the provincially regulated NEBC System.

Revenues generated the provincially-regulated B.C. Pipelines are rate-based or, in the case of Western System, governed by shipper agreements.

$8.8 million was invested in B.C. Pipelines during 2004, funding a new crude oil battery connection and the major upgrade of the single largest production facility connected to the gathering systems. Investment on the B.C. Pipelines is included in the respective rate base and generates future returns on these systems.

No new connections are anticipated, but with the completion of the maintenance programs at the various Western System terminals, volumes on that system are expected to remain at the 2004 levels. Volumes on the Western System are transported at a fixed tariff under a tolling arrangement that is currently scheduled to expire in 2007. As such, revenue generated by the Western System will continue to be dependent on the marketing decisions of the system shippers who may elect to move product west on the Western System or east on the Alberta Pipelines.

**The Storage Facility**

On June 24, 2003, Pembina acquired a 50% non-operated interest in the Fort Saskatchewan Ethylene Storage Facility (the "**Storage Facility**") located near Edmonton, Alberta, which is the sole large-scale underground ethylene storage facility in Alberta. Dow Canada indirectly holds the other 50% and is the operator of the

underground Storage Facility. Dow Canada and Nova Chemicals have entered into storage agreements with the Storage Facility terminating in 2023. The agreements provide for the payment of storage fees regardless of whether the parties require the storage space.

Pembina's interest in this asset generated $21.1 million in revenue for the year 2004, representing approximately 6.3% of Pembina's total revenue for the year. Pembina's 50% share of operating expenses totalled $3.5 million over the same period.

Pembina's interest in the Storage Facility diversifies Pembina's business into the petrochemical sector without commodity price exposure. Pembina has been very satisfied with the performance of its interest in the Storage Facility since its purchase in June of 2003 and is pursuing further opportunities to expand its investment in similar low-risk, long-lived infrastructure assets.

## PEMBINA'S PIPELINE OPERATIONS

### Information and Communication Systems

During 2004, Pembina continued to realize many of the operating efficiencies and economies identified during the evaluation of the pipeline assets and facilities acquired in late 2001 and in 2002 through optimization of product movements, merged operations and asset rationalization. Key to this integration initiative has been the centralization of control centre operations, providing remote control and monitoring across Pembina's expanded pipeline network. Pembina also made significant progress on a multi-year initiative to upgrade and standardize the communications infrastructure, Supervisory Control and Data Acquisition (SCADA) systems and leak detection platforms used to remotely monitor and control the various pipelines. Tightly coupled with these initiatives is the continuing development and enhancement of a remotely located back-up control centre. This facility will ensure business continuity for Pembina's operational control systems in the event of disruption at the primary control facility.

### Pipeline Environmental Incidents

Environmental incidents are infrequent on Pembina's pipeline systems. In the past two years, Pembina has not experienced any major spills that are material to its operations. The spills that have occurred during this time have cost less than $5 million to clean up.

### Pipeline Maintenance

Pipelines and the materials used in them are designed, built and tested to high standards. When pipelines are properly maintained, failures due to pipe breakdown are rare. Pembina continues to direct substantial resources towards its programs of regularly scheduled preventative maintenance and pipeline integrity with approximately one-third of Pembina's operating budget dedicated to pipeline maintenance.

Bare steel pipe will corrode in soil, water and, to some extent, air. To avoid external corrosion, below-ground pipelines are coated with a material impervious to water and above ground piping is painted. Cathodic protection systems are used on steel pipelines to impress a small voltage on the pipe to help protect it from external corrosion. Pipelines can also corrode internally due to various forms of bacteria found in oil. Inhibitors can be added to pipeline throughputs to control internal corrosion.

*Internal Inspection Program*

Internal inspection tools became available in the 1970's which were designed to allow pipeline operators to measure the wall thickness along their pipelines so that areas of metal loss could be located and repaired. As these tools became available, Pembina incorporated them into its monitoring programs. By 1991, Pembina had increased the annual use of these tools with the intention of inspecting all lines within both the Peace System and the Pembina System on a regular seven to ten year cycle. By the end of the 1990's Pembina had switched from the older inspection technology and was conducting internal inspections on over 30 line segments per year using the new, more accurate high-resolution inspection tools.

More recently, Pembina has undertaken internal inspections of some of its pipeline systems using ultrasonic crack detection tools to determine their susceptibility to cracking.

Currently, Pembina's target inspection frequency is a three to seven year cycle. The major lines have been inspected since 1996. In 2004, there were 55 line segments inspected, representing approximately 20% of Pembina's total pipeline system length, and all required maintenance was completed.

*Bacterial Monitoring and Treatment*

The pipeline systems have programs for regularly sampling and testing oil for bacteria. Producers with excessive bacteria are required to treat their tanks with a biocide to kill the bacteria. Similarly, biocide is periodically shipped through pipelines to control and kill bacteria. Corrosion inhibitors are used to treat pipelines with internal corrosion histories to complement the application of biocide.

*Cathodic Protection*

Every month, readings are taken to ensure that the cathodic protection systems on the pipelines are operating at effective levels. A complete cathodic protection survey of the pipeline systems is done annually in compliance with regulatory requirements and any necessary repairs or adjustments to the cathodic protection system are made. Evaluation of the survey results provides important information on the condition of the pipeline coatings.

**Tank Maintenance**

The pipeline systems include a number of above and below ground storage tanks that are the subject of regular inspection and repair programs. The tanks acquired with the pipeline system acquisitions have been combined with Pembina's program.

**Environmental Audit**

Operation of Pembina's pipelines is subject to environmental controls in the form of approvals and compliance with applicable federal, provincial, and local laws and regulations. Such laws and regulations govern, among other things, operating and maintenance standards, emissions and waste discharge and disposal. Management believes that company facilities and operations meet or exceed those requirements.

Pembina has in place a planned inspection program that includes requirements for both internal and external audits. Regularly scheduled facility inspections are conducted annually, on all major facilities every three years. An independent environmental audit was completed on a portion of company facilities in 2004. The audit concluded that Pembina facilities are operated in a manner that displays and establishes a level of environmental due diligence and that compliance levels are satisfactory and commendable. The concerns raised in the audit have been reviewed and a program is in place to address those concerns in a timely and effective manner. During the past year, Pembina spent approximately $3 million on reclamation and environmental matters. Pembina believes this level of expenditure will continue in the years to come and should provide sufficient funds to meet its reclamation and environmental issues.

**Asset Retirement Obligations**

The Fund recognizes the fair value of an asset retirement obligation in the period in which it is incurred, when an estimate can reasonably be made and current industry practice or regulation requires removal upon the retirement of the asset. The fair value is recorded as a long-term liability, with a corresponding increase in the carrying amount of the property, plant and equipment. The passage of time will increase the liability as accretion is charged to period earnings. Revisions to timing of payments or cost estimates also result in a change to the asset retirement obligation. Actual costs incurred upon settlement are charged against the asset retirement obligation to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement and the recorded liability is recognized as a gain or loss in the Fund's earnings in the period in which the settlement occurs.

No amount has been recorded relating to the removal of underground pipelines or the retirement of the Storage Facility, as the asset retirement obligations relating to these assets cannot be reasonably estimated due to the indeterminate timing and scope of the asset retirements. As the timing and scope of the retirement become determinable for these assets, the fair value of the liability and the cost of retirement will be recorded.

Previously, the Fund was required to set up a provision, net of expected recoveries, for future abandonment and restoration costs once such costs could be reasonably determinable. In prior periods, liabilities for future abandonment and site restoration costs were not recorded as the estimated costs were assumed to be covered by line-fill, salvage values and recoveries from shippers.

**Major Customers**

There are approximately 65 shippers (including all major shippers of petroleum products in western Canada) on the pipeline systems owned and operated by Pembina. The major delivery points include the Enbridge Pipeline system, the Trans Mountain Pipeline system, the refineries in the Edmonton area as well as the fractionators near Fort Saskatchewan, Alberta. Deliveries are also made to the Husky refinery in Prince George, British Columbia.

**Competitive Environment**

Competition in the feeder pipeline industry of western Canada arises in two forms. Unconnected volumes of product are typically trucked to the most competitive truck unloading facility. Also, there is direct competition from other pipelines serving the same area. An example of this is the Alliance Pipeline that is a natural gas gathering and pipeline system carrying liquids-rich natural gas from northeastern British Columbia through northwestern Alberta to Chicago, Illinois. This pipeline competes for the volumes of ethane and other NGLs carried on the Peace System. At present ethane makes up 9% of the daily throughput volumes on the Peace System.

Pembina believes that its reasonable tariffs make it competitive with alternate pipelines. In addition, Pembina has been active in entering into long term contracts with shippers and producers.

**Tariffs**

Pipeline tariffs for all of Pembina's systems are generally established to recover all costs and earn a reasonable rate of return on the investment in its pipelines. On certain systems, Pembina earns a return using the semi-depreciated methodology where only 50% of the original cost of the investment is subject to depreciation for rate-making purposes even though full depreciation is recognized for financial statement purposes. On the AOSPL System, the tariffs are set by a long term contract that expires in 2035. This contract provides for returns on current and invested capital and a recovery of operating costs.

Tariffs are established under contracts of varying terms and conditions and are also posted by location. Tariffs, where posted, can be generally adjusted to respond to changing volumes and costs. Contracted tariffs generally can be adjusted for changes in power costs, municipal taxes, environmental and safety costs with Pembina being at risk for volume declines.

In British Columbia, the tariffs on the NEBC System and the Western System are set by the BCUC. In June 2001, the BCUC set the tariff for 2000 and 2001 on the Western System after a contested toll hearing. Since that decision, producers and shippers from northeast British Columbia have negotiated with Pembina to achieve negotiated tolls that will be in place until July 1, 2007.

**Major Contracts**

*Transportation and Storage*

There are a number of service contracts on Pembina's pipeline systems. On the AOSPL System, Pembina has a contract to ship all Syncrude Project production until 2035 and is currently the sole shipper of synthetic crude oil produced from the oil sands operations of the Syncrude Project. This arrangement provides for a tariff that recovers

all operating costs and provides for a return on current and future invested capital and is not dependent upon throughputs. This contract is capable of being extended beyond 2035 if Syncrude's operating permit is extended. As mentioned above, Pembina has recently negotiated a contract on the Western System for throughputs on that system. This contract will expire in 2007. Pembina also has contracts in place for the Storage Facility described above under "Description of Pembina's Pipelines and the Storage Facility – The Storage Facility". See also "Risk Factors – Shipper Contracts".

*Power*

Power is a significant component of the cost of operations, constituting 11% of the total operating expenses for the Alberta Pipelines. As part of Pembina's risk management program, and in order to minimize Pembina's exposure to power cost fluctuations and to smooth operating results, Pembina has hedged 100% of its expected Alberta Pipelines power requirement through to 2010.

**Industry Regulation**

The feeder pipeline industry in Alberta normally operates in an environment of unregulated tariffs. Once a permit to construct the pipeline is issued by the AEUB, subject to the licensing of operational matters, the pipeline is free to establish tariffs in a competitive environment. Producers and shippers have recourse to the AEUB with respect to pipeline access and tariff rates if they can establish that the pipeline should be deemed a common carrier. Once deemed a common carrier the AEUB has the ability to set rates. No major feeder pipeline in Alberta has ever been declared a common carrier and had its tariff rates set. Producers and shippers can also apply to the AEUB for review of tariffs if they can establish that the tariffs are not just and reasonable.

On the AOSPL System, the shippers have agreed not to apply to the AEUB for tolls during the term of the agreement, which expires in 2035. The NEBC System and the Western System are financially regulated by the BCUC. The BCUC approves tariffs and regulates on a complaints basis. Portions of the Peace System, the NEBC System and the Northern System are Group II NEB regulated pipelines, which means the NEB can review the tariffs if shippers file a formal complaint concerning the tariffs. There have been no complaints to the NEB on tariffs on these systems.

**Pipeline Rights-of-Way and Land Tenure**

Pembina's real property interests fall into two basic categories of ownership: (i) a number of locations, including many pumping stations and terminal and storage facilities, which are owned in fee simple; and (ii) the majority of locations which are covered by leases, easements, rights of way, permits or licences from landowners or governmental authorities permitting the use of such land for the construction and operation of a pipeline. Pembina believes that the operator of each of its Pipeline Assets has sufficient title to its property interests to permit the operation of such assets.

**Shipper Relations**

Pembina enjoys amicable relationships with its shippers and, in most cases, is able to negotiate acceptable terms in relation to the various shipping arrangements.

**Indemnification and Insurance**

Pembina maintains insurance to provide coverage in relation to the ownership and operation of the Pipeline Assets (as well as on the Storage Facility). Insurance coverage for the Pipeline Assets currently includes: (i) property insurance coverage, providing coverage on the property and equipment that is above-ground or that facilitates river crossings, with recovery based upon replacement costs, and, where necessary, business interruption coverage for loss of income arising from specific property damage, and (ii) comprehensive general liability coverage, providing coverage in actions by third parties. The latter coverage includes Pembina's sudden and accidental pollution coverage, which specifically insures against certain claims for damage from pipeline leaks or spills.

Pembina believes that it has procured such insurance coverage as would be maintained by a prudent pipeline owner and operator. This insurance coverage is subject to limits and exclusions or limitations on coverage that Pembina considers to be reasonable given the cost of procuring insurance and current operating conditions. However, there can be no assurance that insurance coverage will be adequate in any particular situation.

### Employees

Pembina employs 321 personnel in its pipeline operations, of which 244 are engaged in the performance of field operations and superintendence activities, and 77 are engaged in the performance of facilities engineering, systems, management, finance, administration, human resources, information services, and safety and environmental service activities. All employees are non-unionized. Pembina's workforce is stable with limited turnover.

## WESTERN CANADIAN PIPELINE INDUSTRY

Crude oil, synthetic crude oil and NGLs produced in Canada are transported to market through extensive gathering and transportation systems which can be classified as feeder pipeline systems and export pipeline systems.

### Feeder Pipeline Systems

Feeder pipeline systems gather petroleum products from producing fields and facilities for transport to regional centres for storage, fractionation, refining and connection to larger pipelines. From these centres, petroleum products are further transported by export pipeline systems either to domestic markets in western or eastern Canada or to markets in the northern United States for end-use, or used as feed stock in refineries or the petrochemical industry. The major operational centre for the Canadian oil and natural gas industry is the Edmonton – Fort Saskatchewan area of Alberta, which is both the largest crude oil refining area in western Canada and a major fractionation area for NGLs. In addition, the Edmonton - Fort Saskatchewan area is the hub of the Alberta feeder pipeline network and the starting point of the large Canadian export pipelines.

All of Pembina's pipelines are feeder pipeline systems that collectively transport approximately 678,600 bbls/d of petroleum products, making Pembina the largest feeder pipeline company in Canada. These pipelines transport product from established production fields in their respective service areas, and the Syncrude Project, into the refining and export pipeline centres at Edmonton – Fort Saskatchewan. Upon delivery, the products can be used by local refineries and fractionators as well as being transported to markets in western and eastern Canada and the northern U.S. through export pipelines.

Pembina has no responsibility for the sale or marketing of the products it transports.

### Export Pipeline Systems

The export pipelines originating in the Edmonton – Fort Saskatchewan area are the Trans Mountain Pipeline system, the Enbridge Pipeline system and the Cochin Pipeline. Crude oil and refined products delivered to domestic and export markets on the west coast are transported through the Trans Mountain Pipeline system. Crude oil and refined products delivered to eastern Canada and the northern United States are transported through the Enbridge Pipeline system. NGLs delivered to eastern Canadian and export markets are transported through the Enbridge Pipeline system and the Cochin Pipeline.

In recent years, there has been an increase in the export pipeline capacity available to transport crude oil and NGLs from western Canada to markets in eastern Canada and eastern and midwestern United States. Pembina anticipates that this additional export capacity, together with continued high levels of exploration activity, will maintain the future utilization of existing feeder pipeline systems.

### Western Canada Oil and Gas Industry

Western Canada is the major source of conventional crude oil, synthetic crude oil, natural gas and bitumen in Canada. Domestic crude oil and natural gas production comes primarily from Alberta with lesser amounts from

British Columbia, Saskatchewan, Manitoba and the Northwest Territories. Synthetic crude oil comes from the oil sands developments near Fort McMurray, Alberta. Efficient, low cost, and safe transportation by pipeline from producing fields to refineries, processing plants and domestic and export markets is essential to the Canadian oil and gas industry.

**Supply and Production**

Western Canada's hydrocarbon resource base is large and diverse, comprised of conventional light oil, heavy oil, bitumen in the oil sands of Alberta, natural gas and NGLs.

NGLs are extracted from raw natural gas at field plants so that the residual gas will meet specifications for transportation in natural gas pipelines. Almost 90% of NGLs are extracted during the processing of natural gas while the remainder is extracted from crude oil at refineries. Typically, NGLs are extracted as a mix but if an additional investment is made in "fractionation" facilities, the individual components can be separated. Most field plants do not extract ethane but leave it in the natural gas. In Alberta, ethane which has been left in the natural gas may be extracted at a straddle plant located on a major natural gas transmission pipeline and then sold as feedstock to the petrochemical industry.

Condensate is produced naturally at the well head when natural gas is brought to the surface at a gas well. Typically the condensate is separated from the natural gas at the field gas plant. The condensate is then either trucked to a connection point on a pipeline capable of transporting condensate, or the natural gas plant may be connected directly to a feeder pipeline by a small pipeline called a gathering system.

**Demand**

Demand for Canadian crude oil, condensate and NGLs production is determined by the degree to which such products can compete on the basis of price, quality and availability in individual market areas in Canada and the northern and eastern United States.

Almost all of the condensate produced in Alberta is used locally as a diluent for heavy oil. Western Canada produces more crude oil and NGLs than it requires for domestic use and surplus supplies are transported by pipeline to markets in other parts of Canada as well as the United States.

While Canadian crude oil, condensate and NGLs producers will face continuing competition in the U.S. market from U.S. Gulf Coast and Latin American producers, factors, including proximity to U.S. markets and the reliability of supply through the expanded Canadian domestic and export transportation system, favour Canadian producers.

## DESCRIPTION OF THE FUND AND THE TRUST UNITS

### Declaration of Trust

The Fund is an unincorporated, open ended trust established pursuant to the Declaration of Trust and governed by the laws of Alberta. The following is a summary of certain provisions of the Declaration of Trust. For a complete description of the Trust Units and the Declaration of Trust, reference should be made to the Declaration of Trust, a copy of which is available to Unitholders from the Fund.

*The Trustee*

The Declaration of Trust provides that, subject to the terms and conditions of the Declaration of Trust, the Trustee may, in respect of the trust assets of the Fund, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof. The Trustee is responsible for, among other things: (i) holding legal title to the Fund's assets; (ii) maintaining records and providing reports to Unitholders; (iii) supervising the activities and managing the investments and affairs of the Fund; (iv) effecting payments of Distributable Cash from the Fund to Unitholders; and (v) acting for, voting on behalf of and representing the Fund as a shareholder and noteholder of PPC.

The Trustee was appointed for an initial term of ten years, expiring in 2007. The Trustee may resign by giving not less than 60 days' written notice to the Fund and the Manager and may be removed by notice in writing by the Manager in the event the Trustee fails to satisfy certain criteria described in the Declaration of Trust. The removal of a Trustee shall not become effective until approved by a Extraordinary Resolution at a meeting of the Unitholders called for that purpose and a successor Trustee is appointed by a majority of Unitholders at such meeting. If no successor Trustee is appointed by Unitholders, the Trustee, the Manager or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor Trustee.

The Declaration of Trust provides that the Trustee shall act honestly and in good faith with a view to the best interests of the Fund and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Declaration of Trust provides that the Trustee, and each of its directors, officers, employees and agents, shall be entitled to indemnification from the Fund in respect of the performance of its duties under the Declaration of Trust in the absence of gross negligence, wilful default or fraud on the part of the Trustee or its directors, officers, employees and agents. The Declaration of Trust states that the duties and standard of care of the Trustee provided in the Declaration of Trust are intended to be similar to, and not greater than, those imposed on a director of a corporation governed by the ABCA.

*Delegation by the Trustee to PPC and the Manager*

Except as prohibited by law, the Trustee may delegate any of its powers and duties to other persons. Under the Declaration Trust, the Trustee has delegated the supervision of the day-to-day business and affairs of the Fund to the PPC Directors. Pursuant to the Declaration of Trust and the Administration Agreement, the Trustee has also delegated to the Manager, subject to the supervision of the PPC Directors, the administration of the general and administrative affairs of the Fund, and in particular, among other things, the responsibility for all matters relating to the issuance of Trust Units or other securities of the Fund, ensuring the Fund complies with its continuous disclosure obligations, calling and preparing materials for Unitholder meetings and recommending the amounts of distributions to Unitholders. The Trustee has no liability for any actions of the Manager or PPC with respect to the matters delegated to those parties under the Declaration of Trust and Administration Agreement, and in relying upon those parties, the Trustee is deemed to have satisfied its standard of care set forth above. In exercising its powers and discharging its duties under the Administration Agreement, the Manager is to exercise the degree of care, diligence and skill that a reasonably prudent administrator would exercise in comparable circumstances. See "Management and Governance of the Fund – Administration Agreement".

*Trust Units and Other Securities of the Fund*

An unlimited number of Trust Units may be issued pursuant to the Declaration of Trust. Each Trust Unit is transferable and represents an equal undivided beneficial interest in any distribution from the Fund whether of net income, net realized capital gains or other amounts, and in any net assets of the Fund in the event of termination or winding-up of the Fund. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Trust Units are not subject to future calls or assessments except that future offerings of Trust Units may be issuable for consideration payable in instalments in which case the Fund may take security over any such Trust Units. Each Trust Unit entitles the holder thereof to one vote an a poll vote for each whole Trust Unit held at all meetings of Unitholders. Except as set out under "Redemption Right" below, the Trust Units have no conversion, retraction, redemption or pre-emptive rights.

The Declaration of Trust provides that Trust Units, and rights, warrants or other securities to purchase, convert into or exchange into Trust Units, may be issued at the times, to the persons, for the consideration and on the terms and conditions that the Trustee determines. The Trustee has delegated responsibility for these matters to the Manager, subject to the supervision and approval of the PPC Directors. Trust Units may be issued in satisfaction of any non-cash distribution of the Fund to Unitholders on a *pro rata* basis. The Declaration of Trust also provides that immediately after any *pro rata* distribution of Trust Units to Unitholders in satisfaction of any non-cash distribution, the number of outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the non-cash distribution.

*Investments of the Fund*

The Fund is restricted to investing in any securities or property comprising or relating to pipeline or other energy facilities and the operations of businesses relating thereto, or taking any other action or making any investment which would not prevent the Trust Units from qualifying as units of a "unit trust" or a "mutual fund trust" under the Tax Act or would not result in the Trust Units being disqualified for investments under Exempt Plans or being "foreign property" under the Tax Act.

*Cash Distributions*

The amount of Distributable Cash to be distributed annually shall be equal to the interest and repayments of principal on the PPC Notes accruing to the Fund and dividends and repayments of capital on the PPC Shares or other securities received by the Fund in the year, less administrative expenses of the Fund and amounts which may be paid by the Fund in connection with any cash redemptions of Trust Units. Any income of the Fund which is applied to any cash redemptions of Trust Units or is otherwise unavailable for cash distribution will be distributed to Unitholders in the form of additional Trust Units. Such additional Trust Units will be issued pursuant to exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

The Fund intends to make monthly cash distributions to Unitholders based upon anticipated interest income of the Fund on the PPC Notes, less estimated amounts required for the payment of expenses and assuming there are no cash redemptions of Trust Units. The Fund will also include in its monthly distributions cash dividends, repayments of principal on the PPC Notes and repayments of capital on the PPC Shares, if any, received from PPC. Each Unitholder's share of Distributable Cash is his or her proportionate share based on the number of Trust Units held by such Unitholders as compared to the total outstanding Trust Units. Monthly distributions are due and payable to Unitholders of record on each Record Date (currently the last day of each month) and are to be paid on or about the 15th day of the following month without interest or penalty.

*Redemption Right*

Trust Units are redeemable at any time at the option of the holders thereof. As the Trust Units are issued in "book entry only" form, a Unitholder who wishes to exercise the redemption right is required to obtain a redemption notice from his or her investment dealer who is required to deliver the completed redemption notice form to the Fund. Upon receipt of the redemption request by the Fund, all rights of the holder with respect to the Trust Units tendered

for redemption shall cease and the holder thereof shall only be entitled to receive a price per Trust Unit ("Cash Redemption Price") equal to the lesser of: (i) 95% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the ten trading day period commencing immediately after the date on which the Trust Units were surrendered for redemption (the "Redemption Date"); and (ii) the "closing market price" on the principal market on which the Trust Units are quoted for trading on the Redemption Date.

For the purposes of this calculation, "market price" will be an amount equal to the weighted average trading price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market cannot provide a weighted average trading price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the "market price" shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the ten trading days, the "market price" shall be the simple average of the following prices established for each of the ten trading days: (i) the average of the bid and ask prices of the Trust Units for each day on which there was no trading; (ii) the weighted average trading price of the Trust Units for each day that there was trading if the exchange or market provides a weighted average trading price; and (iii) the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The "closing market price" shall be: (i) an amount equal to the closing price of the Trust Units if there was a trade on the date; (ii) an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; or (iii) the average of the last bid and last ask prices of the Trust Units if there was no trading on the date.

The aggregate Cash Redemption Price payable by the Fund in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month, provided that the entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitations that: (i) the total amount payable by the Fund in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month shall not exceed $250,000 (provided that such limitation may be waived at the discretion of the Manager); (ii) at the time such Trust Units are tendered for redemption, the outstanding Trust Units shall be listed for trading on the Toronto Stock Exchange or traded or quoted on any other stock exchange or market which the Manager considers, in its sole discretion, provides representative fair market value prices for the Trust Units; and (iii) the normal trading of Trust Units is not suspended or halted on any stock exchange on which the Trust Units are listed (or, if not listed on a stock exchange, on any market on which the Trust Units are quoted for trading) on the Redemption Date or for more than five trading days during the ten day trading period commencing immediately after the Redemption Date.

If a Unitholder is not entitled to receive cash upon the redemption of Trust Units as a result of the foregoing limitations, then the redemption price for such Trust Units shall be the fair market value thereof as determined by the Manager taking into account any taxes payable by the Fund arising from such redemption. The redemption price shall, subject to any applicable regulatory approvals, be paid and satisfied by way of distribution *in specie* of a pro rata number of PPC Shares, PPC Notes (in integral multiples of $100) and other securities in additional businesses, if any, acquired by the Fund and from time to time outstanding. No fractional PPC Shares, PPC Notes or securities of other businesses, if any, will be distributed and, where the number of PPC Shares, PPC Notes or securities of other businesses, if any, to be received by a Unitholder includes a fraction, such number shall be rounded to the next lowest whole number. The Fund shall be entitled to all interest paid or accrued and unpaid on the PPC Notes or other debt securities held by the Fund, if any, to all dividends declared and paid or declared payable on the PPC Shares or other shares held by the Fund, if any, on or before the date of the distribution *in specie*.

It is anticipated that the redemption right described above will not be the primary mechanism for Unitholders to dispose of their Trust Units. The PPC Shares and PPC Notes which may be distributed *in specie* to Unitholders in connection with a redemption will not be listed on any stock exchange, no market is expected to develop in such securities and such securities may be subject to resale restrictions under applicable securities laws. Such securities will not be qualified investments for trusts governed by an Exempt Plan. See "Risk Factors – Investment Eligibility and Tax Issues".

*Meetings of Unitholders*

The Declaration of Trust provides that annual meetings of Unitholders must be held on or before June 30 of each year, at which Unitholders shall appoint the PPC Directors and the auditors of the Fund and PPC. The Declaration of Trust provides that Unitholders may pass resolutions that bind the Trustee or the Fund with respect to: (i) the appointment or removal of a Trustee; (ii) the appointment or removal of auditors of the Fund; (iii) the election of the PPC Directors; (iv) the approval of amendments to the Declaration of Trust (except as described under "Description of the Fund - Amendments to the Declaration of Trust"); (v) the appointment of an inspector to investigate the performance of the Trustee or the Manager regarding the Fund; (vi) the sale of all or substantially all of the assets of the Fund (other than as part of an internal reorganization); (vii) the termination of the Fund; (viii) amendments to or renewals of the Administration Agreement; and (ix) matters which require securityholder approval pursuant to securities laws or stock exchange sales applicable to the Fund. The resolutions in items (iv), (vi) and (vii) must be passed by Extraordinary Resolution while the other items require the approval of a majority of votes cast at a meeting of Unitholders. Additionally, the matters described below under "Exercise of Voting Rights Attached to PPC Shares" must be passed by an Extraordinary Resolution of Unitholders.

A special meeting of Unitholders may be called at any time by the Trustee and must be convened if requisitioned by the holders of not less than 5% of the Trust Units then outstanding (not including Trust Units beneficially owned by the Manager) by a written requisition. A requisition must state in reasonable detail the business proposed to be transacted at such meeting.

Unitholders may attend and vote at all meetings of the Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two or more individuals present in person either holding personally or representing by proxy in the aggregate at least 10% of the outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

*Exercise of Voting Rights Attached to PPC Shares*

The Declaration of Trust provides that the Trustee shall not authorize, either by agreement or by voting its PPC Shares:

(i) any amendment to the articles of PPC to add or change any restriction on the business of PPC or change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of shares of PPC;

(ii) any sale, lease or exchange of all or substantially all of the property and undertaking of PPC except in the ordinary course of business of PPC or as part of an internal reorganization of that corporation and any one or more of its wholly-owned subsidiaries;

(iii) any matter which, under the ABCA or such other legislation as may at the relevant time govern PPC, requires the sanction of a special resolution of the shareholders of PPC;

(iv) any amalgamation or other merger of PPC with any other corporation, except one or more direct or indirect wholly-owned subsidiaries of PPC; or

(v) any amendment to the Declaration of Trust (other than as described below under "Amendments to Declaration of Trust") or the Governance Agreement;

without the authorization of the Unitholders by Extraordinary Resolution at a meeting of Unitholders called for that purpose.

*Limitation on Non-Resident Ownership*

Generally speaking, in order for the Fund to maintain its status as a mutual fund trust under the Tax Act, the Fund must not be established or maintained primarily for the benefit of non-residents of Canada ("non-residents") within the meaning of the Tax Act. Accordingly, the Declaration of Trust provides that at no time may non-residents be the beneficial owners of a majority of the Trust Units. If the Fund's transfer agent or the Trustee becomes aware that the beneficial owners of 49% of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Fund's transfer agent or Trustee may make a public announcement thereof and the Fund's transfer agent shall not accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration satisfactory to the Trustee that the beneficial owner is not a non-resident. If, notwithstanding the foregoing, the Fund's transfer agent or the Trustee determines that a majority of the Trust Units are held by non-residents, the Fund's transfer agent may, or the Trustee may cause the Fund's transfer agent to, send a notice to non-resident Unitholders, chosen in inverse order to the order of acquisition or registration or in such other manner as the Fund's transfer agent or the Trustee may consider equitable and practicable, requiring them to sell their Trust Units or a portion thereof to a Canadian resident within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Fund's transfer agent with satisfactory evidence that the beneficial owners are not non-resident within such period, the Fund's transfer agent may on behalf of such Unitholders sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Upon such sale, the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of such sale upon surrender of the certificates representing such Trust Units. Pursuant to the Administration Agreement, the Trustee has delegated the monitoring of the status of the Trust Units as eligible investments for Exempt Plans to the Manager.

*Amendments to the Declaration of Trust*

The Declaration of Trust may be amended from time to time by Extraordinary Resolution. The Trustee may, without the approval of the Unitholders, authorize certain amendments to the Declaration of Trust, including amendments:

(i) for the purpose of ensuring continuing compliance with the applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustee or the Fund;

(ii) which, in the opinion of the Trustee, provides additional protection for the Unitholders;

(iii) not inconsistent with the Declaration of Trust, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions that are, in the opinion of the Trustee, necessary or desirable and not materially prejudicial to the rights of Unitholders; or

(iv) which, in the opinion of the Trustee, are necessary or desirable in the interests of the Unitholders as a result of changes in taxation law.

*Termination of the Fund*

The Fund has been established for a term ending 21 years after the date of the death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on September 4, 1997. The Declaration of Trust requires the Trustee to commence to wind-up the affairs of the Fund not more than two years prior to the end of the term of the Fund. In addition, at any time prior to the expiry of the term of the Fund, the Unitholders may pass an Extraordinary Resolution to terminate the Fund at any meeting of Unitholders called for such purpose, following which the Trustee is obligated to commence to wind-up the affairs of the Fund.

*Take-over Bids*

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the take-over bid by or on behalf of the

offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the offer on the terms offered by the offeror.

*Reporting to Unitholders*

The Fund will furnish to the Unitholders such financial statements (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation. PPC has undertaken to provide the Fund with: (i) a report of any material change that occurs in its affairs in form and content that it would file with applicable regulatory authorities if it were a reporting issuer, and (ii) all financial statements that it would be required to file with applicable regulatory authorities if it were a reporting issuer under applicable securities laws. All such reports and statements will be provided to the Fund in a timely manner so as to permit the Fund to comply with the continuous disclosure requirements relating to reports of material changes in its affairs and the delivery of financial statements as required under applicable securities laws. Prior to each meeting of Unitholders, the Fund will provide the Unitholders with information similar to that required to be provided to shareholders of an ABCA company along with notice of such meeting.

**Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan**

The Fund has instituted a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (the "Plan"), which provides Unitholders of the Fund the opportunity to either receive a premium cash payment in lieu of the cash distribution declared payable by Pembina or accumulate additional Trust Units at a 5% discount to an average market price. Participants may also purchase additional Trust Units by investing additional sums within the limits and subject to the terms of this Plan. The Plan provides an efficient and cost-effective way for the Fund to issue additional equity to existing Unitholders. Pembina will determine, for each distribution payment date, the amount of new equity, if any, that will be made available under the Plan on that date.

**Convertible Debentures**

On March 21, 2001, the Fund issued $60.0 million of 8.25% convertible unsecured subordinated debentures maturing on March 31, 2006. These debentures may be converted at the option of the holder at a conversion price of $9.00 per Trust Unit at any time prior to maturity and may be redeemed by the Fund after April 1, 2004. The Fund may, at its option, after April 1, 2004 elect to redeem the debentures by issuing Trust Units. The Fund can elect to pay interest on the debentures by issuing Trust Units. As at December 31, 2004, $11.6 million principal amount of these debentures were outstanding. The net proceeds of the debenture offering were used to repay a portion of the existing bank debt of PPC.

On December 4, 2001, the Fund issued $87.5 million of 7.5% convertible unsecured subordinated debentures maturing on June 30, 2007. These debentures may be converted at the option of the holder at a conversion price of $10.50 per Trust Unit at any time prior to maturity and may be redeemed by the Fund after June 30, 2005. The Fund may, at its option, after June 30, 2005 elect to redeem the debentures by issuing Trust Units. The Fund can elect to pay interest on the debentures by issuing Trust Units. As at December 31, 2004, $32.2 million principal amount of these debentures were outstanding. The net proceeds of the debenture offering, together with the proceeds of the concurrent Trust Unit offering, were used to repay bank debt in anticipation of the acquisition of the shares of AOSPL by the Fund on December 31, 2001.

On June 19, 2003, the Fund issued $220.0 million of 7.35% convertible unsecured subordinated debentures maturing on December 31, 2010. These debentures may be converted at the option of the holder at a conversion price of $12.50 per Trust Unit at any time prior to maturity and may be redeemed by the Fund after June 30, 2006. The Fund may, at its option, after June 30, 2006 elect to redeem the debentures by issuing Trust Units. The Fund can elect to pay interest on the debentures by issuing Trust Units. As at December 31, 2004, $218.7 million principal amount of these debentures were outstanding. The net proceeds of the debenture offering were used primarily to finance the acquisition by PPC, of a 50% interest in the Storage Facility .

For additional information regarding the Convertible Debentures, see Note 9 to the Fund's audited consolidated financial statements for the year ended December 31, 2004.

### Credit Ratings

*Dominion Bond Rating Service Limited*

The Fund obtained a STA-2 (low) stability from Dominion Bond Rating Service Limited ("DBRS") in May 2003 and DBRS reconfirmed its rating in June 2003 following the Convertible Debenture offering completed that month and reconfirmed its rating in October 2004.

In November 2004, DBRS confirmed its ratings of "BBB high" on Pembina's senior secured debt and "BBB" on Pembina's senior unsecured debt.

DBRS's stability ratings consider seven main factors: operating characteristics, asset quality, financial flexibility, diversification, size and market position, sponsorship/governance, and growth. Of these factors, operating characteristics, financial flexibility, and growth rank as the most important.

Stability ratings measure the volatility and sustainability of distributions per unit of the Fund, in a scale ranging from STA-1 to STA-7, with STA-1 representing the highest rating possible, and STA-7 the lowest. Each rating category is refined into further subcategories of high, middle, and low, providing a total of 21 possible rating categories.

Income funds rated at STA-2 are considered to have very good distributions per unit stability and sustainability. The Fund exhibits performance that is only slightly below the STA-1 category, typically shows above average strength in areas of consideration, and possesses levels of distributable income per unit which are not likely to be significantly affected by foreseeable events. The Fund is above-average in many, if not most, areas of consideration.

*Standard & Poor's*

Standard & Poor's ("S&P") confirmed its "BBB" long-term corporate credit rating on PPC and "BBB plus" senior debt rating and "BBB" senior unsecured debt rating in November 2004, all with a negative outlook. S&P categorized the Convertible Debentures as debt for rating purposes.

According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on such obligations that on obligations in the 15 higher rating categories. The ratings from AA to B may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

The ratings on PPC reflect S&P's Ratings Services' consolidated assessment of the credit profile of both PPC and the Fund. S&P views PPC and the Fund as co-dependent, and the credit risk profiles are further linked by the existence of material intercorporate transactions. The ratings on PPC, therefore, reflect the consolidated business and financial risk of the Fund as a whole.

**These security ratings are not recommendations to buy, sell or hold those securities and may be subject to revision or withdrawal at any time by DBRS or S&P.**

## DESCRIPTION OF PPC AND OTHER OPERATING SUBSIDIARIES

**Pembina Pipeline Corporation**

*Share Capital of PPC*

The authorized capital of PPC consists of an unlimited number of common shares. The Fund owns all of the issued and outstanding common shares of PPC. Each common share entitles its holder to receive notice of and to attend all meetings of shareholders of PPC and to one vote at such meetings, subject to the Fund's right to vote 100% of the PPC Shares at any time it owns at least 25% of such shares. See "Management and Governance of the Fund – Governance Agreement". The holders of the common shares are, at the discretion of the PPC Directors and subject to applicable legal restrictions, entitled to receive any dividends declared by the PPC Directors on the shares.

*PPC Notes Issued to the Fund*

PPC has issued certain unsecured, subordinated promissory notes (the "PPC Notes") to the Fund at various interest rates, with interest on each payable monthly on each Record Date. PPC may defer, for a period of up to 12 months, payment of interest on the PPC Notes to the extent that its earnings before interest, taxes, depreciation and amortization are inadequate to pay the interest on the PPC Notes.

On or about October 24, 2017, and from time to time thereafter, the holder of the PPC Notes (being the Fund), together with the PPC Directors, will review PPC's facilities and pipeline operations, the economic conditions relating to the pipeline industry and the business prospects of PPC. If this review, in the opinion of the holders of the PPC Notes and the PPC Directors, indicates that it is unlikely that the indebtedness of PPC evidenced by the PPC Notes could be refinanced on the same terms and conditions upon maturity of the PPC Notes, then PPC will commence principal repayments on the PPC Notes such that the PPC Notes will be fully repaid upon maturity. In that event, PPC's available cash will be utilized to the extent required to fund such repayments in lieu of dividends on the PPC Shares.

The PPC Notes are unsecured debt obligations of PPC, are subordinate in right of payment to all secured debt of PPC and are also subordinate to all other debt of PPC that is unsecured but not expressly subordinated to the PPC Notes. As a result, interest and principal payments from PPC to the Fund on the PPC Notes (and, as a result, distributions from the Fund to Unitholders) are subordinate to and rank behind in priority to payments to third party lenders to PPC. See "Risk Factors – Debt Service" and "Risk Factors – Financial Leverage and Prior Ranking Indebtedness".

The following items constitute an event of default under the PPC Notes: (i) default in payment of the principal of the PPC Notes when due; (ii) the failure to pay the interest obligations of the PPC Notes when due, subject to the deferral of interest referred to above; (iii) default on any senior indebtedness for borrowed money; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership, general assignment for the benefit of creditors, or proceedings with respect to a compromise or arrangement under the *Companies' Creditors Arrangement Act* (Canada); (v) the taking of possession by an encumbrancer of all or substantially all of the property of PPC; (vi) ceasing to carry on in the ordinary course the business of PPC; (vii) default in performing any material lease, licence or other agreement whereby any material property or rights of PPC may be forfeited or terminated; and (viii) default in the observance or performance of any other covenant or condition of the PPC Notes and the continuance of such default for a period of 30 days after notice in writing has been given by the holder to PPC specifying such default and requiring PPC to rectify the same.

*PPC's Credit Facilities and Senior Notes*

PPC has available to it credit facilities with a syndicate of Canadian chartered banks. As of December 31, 2004, PPC had credit facilities in the amount of $230 million and a $30 million operating line of credit, of which approximately $84.4 million was drawn, as well as $100 million of Secured Senior Notes originally issued in July 2002, $175 million of Unsecured Senior Notes originally issued in June 2004, and $75 million Floating Rate Senior Notes originally issued in June 2004. A $190 million expansion facility to finance the expansion of the AOSPL System

was repaid from the proceeds of these Notes. Payments with respect to the credit facilities and the Senior Notes rank in priority to payments made from PPC to the Fund, and, as a result, distributions from the Fund to Unitholders. The terms both of the credit facilities and the Senior Notes are summarized in the Management's Discussion and Analysis and in Note 8 to the audited consolidated financial statements of the Fund for the year ended December 31, 2004. See "Risk Factors – Debt Service". Effective April 21, 2004, the credit facilities moved from secured status to unsecured status.

*Capital Expenditures*

PPC may approve and fund capital expenditures, however, all capital expenditures in excess of $5 million for a specific project must be approved by the PPC Directors. Maintenance capital expenditures are generally funded from available cash while ongoing pipeline development, material expansions and acquisitions of pipelines or other assets, including new connections to the system or for the provision of additional system storage capacity, will be funded primarily by borrowing by PPC or issuance of additional Trust Units or other securities by the Fund. See "Risk Factors – Additional Financing and Capital Resources".

*Distribution Policy of PPC*

PPC pays interest on (and in certain circumstances, repays principal of) the PPC Notes and distributes all of its remaining available net cash flow from its operations to the Fund, subject to applicable law and to PPC retaining appropriate working capital reserves, satisfying its financing covenants, making loan payments and, if applicable, establishing reclamation reserves. At the end of each month, the PPC Directors determine whether PPC has sufficient cash to declare a dividend for that month, to return capital on the PPC Shares or to repay principal on the PPC Notes and, if so, what the amount of any such payment will be. The decision of what amount, if any, to declare as a dividend, to repay as principal or to return as capital is based on the prevailing circumstances at the relevant time, including both current and anticipated operating cash flow, debt service costs and capital expenditure and working capital requirements. The distribution policy represents the present intention of PPC and is not legally binding upon the board of directors of PPC.

**Other Operating Subsidiaries**

Pembina's interests in its pipeline systems and the Storage Facility are held in several partnerships and limited partnerships, all of which are, directly or indirectly, wholly-owned by the Fund and PPC. See "Structure of the Fund – Structure".

## RISK FACTORS

**The following information is a summary only of certain risk factors relating to Pembina or an investment in securities of the Fund or its subsidiaries and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form.**

### Risks Relating to the Fund's Securities

*Limited Purpose Trust and Reliance on Pembina's Operations*

The Fund is a limited purpose trust which is entirely dependent upon the operations and assets of PPC and its other operating subsidiaries through the Fund's ownership of the securities of, and debt instruments issued by, those subsidiaries. PPC's income is received from its pipeline and other energy infrastructure businesses and is susceptible to the risks and uncertainties associated with those industries, as well as the oil and gas industry which Pembina's operations serve. If the net cash flow generated by Pembina's businesses and operations declines, the ability of Pembina to continue to generate cash flow for distribution to Unitholders may be adversely affected.

*Nature of Trust Units*

The Trust Units do not represent a traditional investment in the pipeline or energy infrastructure industry and should not be viewed by investors as shares in a pipeline or energy infrastructure company. Securities such as the Trust Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. Trust Units are dissimilar to debt instruments in that there is no principal amount owing to Unitholders. The Trust Units are not obligations of, or interests in, any person other than the Fund. The Fund's sole assets are investments in its operating subsidiaries. As holders of Trust Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions, and the Fund and its Unitholders may not be in a position to benefit from or utilize insolvency or restructuring legislation to the same extent as if the Fund were a corporation. The Fund's sole assets will be investments which a mutual fund trust is permitted to make pursuant to the Tax Act (currently being securities and notes issued by the Fund's operating subsidiaries) and related contractual rights. The market price per Trust Unit is a function of anticipated Distributable Cash of the Fund, the value of the assets acquired by Pembina and the ability to effect long-term growth in the value of the Fund, and in part, is sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of Pembina to acquire and maintain suitable pipeline and energy infrastructure assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

*Variability of Cash Distributions*

Distributions by the Fund to Unitholders may fluctuate. Although the Fund will distribute all of its Distributable Cash, there can be no assurance regarding the amounts thereof. The actual amount thereof will depend upon the underlying operations and business of the Fund's operating subsidiaries, including operating cash flow, general and administrative costs, debt service costs, taxes, capital expenditures, reclamation reserves, if any, and working capital requirements. Future cash flows generated by additional assets acquired by Pembina may not be similar to those generated by its existing assets and may not generate sufficient cash flows to allow the Fund to maintain consistent distributions to Unitholders over an extended period of time. Payments by Pembina's customers to Pembina, or from PPC to the Fund, may be delayed or reduced by restrictions imposed by lenders, disruptions in service or oilfield operations, or the ability of PPC to delay interest payments on the PPC Notes for up to twelve months in certain circumstances. Such factors may inhibit the Fund's ability to make monthly distributions of Distributable Cash to the Unitholders.

*Dependence Upon the Operations of PPC and Other Subsidiaries*

The Fund is, at present, entirely dependent upon the operations and assets of PPC (and, the Fund's other indirect wholly-owned operating subsidiaries) through its ownership of the PPC Shares and of the PPC Notes. Accordingly, the ability to make distributions to the holders of Trust Units and to pay obligations under the Convertible Debentures, including interest and principal, will be dependent upon the ability of PPC to pay interest on or

principal of the PPC Notes or other debt instruments issued by PPC or other operating subsidiaries to the Fund and to declare and pay dividends or repay capital in respect of the PPC Shares. Such payments on the PPC Notes and any other debt instruments issued by PPC or other operating subsidiaries to the Fund are subordinated to the obligations under PPC's credit facilities and the Senior Notes.

*Additional Financing and Capital Resources*

The timing and amount of capital expenditures of Pembina directly affects the amount of Distributable Cash to Unitholders. Future acquisitions, expansions of Pembina's pipeline systems and other capital expenditures will be financed from sources such as cash generated from operations, sales of additional Trust Units or other securities of the Fund and borrowings. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made. There can be no assurance that sufficient capital will be available on terms acceptable to Pembina to make additional investments, fund future expansions or make other required capital expenditures. To the extent that external sources of capital, including the issuance of additional Trust Units or other securities or the availability of additional credit facilities, becomes limited or unavailable, the ability of Pembina to make the necessary capital investments to maintain or expand its operations and to invest in assets, as the case may be, will be impaired. To the extent Pembina is required to use cash flow to finance capital expenditures or acquisitions, the level of Distributable Cash will be reduced.

*Debt Service*

PPC is permitted to borrow funds to finance the purchase of pipeline and other energy infrastructure assets, to fund capital expenditures and other financial obligations or expenditures in respect of those assets and for working capital purposes. Amounts paid in respect of interest and principal on debt incurred in respect of those assets reduce the amount of cash paid, directly or indirectly, by PPC and the Fund's other operating subsidiaries to the Fund. See "Description of PPC and Other Operating Subsidiaries – Pembina Pipeline Corporation – PPC's Credit Facilities and Senior Notes". Variations in interest rates and scheduled principal repayments, if required under the terms of the credit facilities or Senior Notes, could result in significant changes in the amount required to be applied to debt service before payments of cash by PPC or other operating subsidiaries to the Fund, both of which could have detrimental effects on the amount of cash distributions paid by the Fund to Unitholders. Certain covenants of the agreements with the lenders and Senior Noteholders may also limit such payments to the Fund. Although Pembina believes the existing credit facilities are sufficient for the Fund's immediate requirements, there can be no assurance that the amount will be adequate for the future financial obligations of the Fund and its subsidiaries or that additional funds will be able to be obtained.

The holders of the Secured Senior Notes have been provided with security over substantially all of the assets of Pembina, as well as certain guarantees and subordination agreements. The lenders under Pembina's unsecured credit facilities have also been provided with similar guarantees and subordination agreements. If Pembina becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, payments to all of the lenders will rank in priority to payments made by PPC to the Fund and subsequent payments made by the Fund to Unitholders and holders of Convertible Debentures.

Payments by PPC to the Fund are prohibited during a default or event of default under the credit facilities. Distributions on the PPC Shares and payments on the PPC Notes, which are unsecured, are specifically subordinate to the credit facilities, which will restrict the ability of PPC to make such payments to the Fund, and therefore limit the Distributable Cash of the Fund that may be paid to Unitholders and holders of Convertible Debentures, during a default or event of default under any of the credit facilities.

PPC, on a consolidated basis, is also required to meet certain financial covenants under the credit facilities and is subject to customary restrictions on its operations and activities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.

Pembina may manage the risk associated with fluctuations in interest rates by entering into interest rate swap transactions from time to time. See Note 16 to the Fund's audited consolidated financial statements for the year ended December 31, 2004. To the extent that Pembina engages in such risk management activities, they will be subject to credit risks associated with counterparties with which they contract.

*Financial Leverage and Prior Ranking Indebtedness*

Current or future borrowings will increase the level of financial risk to Pembina and, to the extent that the interest rates are not fixed or that borrowings are refinanced at different rates, will increase the sensitivity of Distributable Cash to interest rate variations. The Trust Units are effectively subordinate to all other indebtedness of Pembina, including to any indebtedness to or claims of trade creditors of Pembina, except to the extent that the PPC Notes expressly rank at least *pari passu* with such other creditors. See "Description of PPC and Other Operating Subsidiaries – PPC Notes Issued to the Fund".

*Potential Sales of Additional Securities of the Fund and Dilution to Existing Unitholders*

The Fund may issue additional Trust Units, Convertible Debentures or other securities in the future to finance certain of Pembina's capital expenditure requirements, which may dilute a Unitholder's cash distributions per Trust Unit. The Declaration of Trust permits the Fund to issue an unlimited number of Trust Units or other securities of the Fund without the approval of Unitholders. The Unitholders will have no pre-emptive rights in connection with such additional issues. The responsibility of determining the price and the terms of issue of additional Trust Units or other securities of the Fund has been delegated to the Manager, subject to the supervision of the PPC Directors.

*Market Value of Trust Units and Other Securities*

Pembina cannot predict at what price the Trust Units, Convertible Debentures or other securities issued by the Fund will trade in the future. Trust Units and other securities of the Fund will not necessarily trade at values determined solely by reference to the underlying value of Pembina's assets. One of the factors that may influence the market price of the Trust Units is the annual yield on the Trust Units. An increase in market interest rates may lead purchasers of Trust Units to demand a higher annual yield and this could adversely affect the market price of the Trust Units. In addition, the market price for the Trust Units may be affected by changes in general market conditions, fluctuations in the market for equity or debt securities and numerous other factors beyond the control of Pembina.

There can also be no assurance that the Fund will be in a position to redeem Trust Units for cash when requested to do so.

*Changes in Legislation*

There can be no assurance that income tax laws, regulatory laws or policies and government incentive programs relating to the pipeline or oil and natural gas industry, such as the status of mutual fund trusts, will not be changed in a manner which adversely affects the Fund or its Unitholders or other securityholders.

*Investment Eligibility and Tax Issues*

Pembina will endeavour to ensure that the Trust Units and the Convertible Debentures continue to constitute "qualified investments" for trusts governed by Exempt Plans under the Tax Act and do not constitute "foreign property" to RRSPs, RRIFs, DPSPs, RESPs, registered pension funds or plans of any other persons subject to Part XI of the Tax Act as of the date hereof. Although the Fund currently qualifies, and intends to continue to qualify, as a "mutual fund trust" under the Tax Act, if the Fund ceases to qualify as a "mutual fund trust", the Trust Units and Convertible Debentures will cease to be "qualified investments" for the Exempt Plans and may become "foreign property" for RRSPs, RRIFs, DPSPs, RESPs, registered pension funds or plans or any other persons subject to Part XI of the Tax Act as of the date hereof. Where, at the end of any month, an Exempt Plan holds Trust Units that are not "qualified investments", the Exempt Plan must, in respect of the month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units and/or Convertible Debentures at the time the Trust Units and/or Convertible Debentures were acquired by the Exempt Plan. The annuitant under an Exempt Plan could also be subject to penalty taxes in such a case. In addition, if the Fund ceases to qualify as a "mutual fund trust", the Fund will then be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Fund may have adverse income tax consequences for Unitholders and other securityholders of the Fund. One of the ways in which the Fund could cease to qualify as a "mutual fund trust" would be if non-residents of Canada within the

meaning of the Tax Act were to become the beneficial owners of a majority of the Trust Units. There can be no assurance that income tax laws and the treatment of mutual fund trusts will not be changed in a manner which may adversely affect Unitholders or holders of Convertible Debentures.

Although Pembina is of the view that all expenses to be claimed by the Fund, PPC and the Fund's other operating subsidiaries will be reasonable and deductible and that the cost amount and capital cost allowance claims of such entities' depreciable properties will have been correctly determined, there can be no assurance that the Canada Revenue Agency ("CRA") will agree. If the CRA successfully challenges the deductibility of any such expenses or the correctness of such cost amounts or capital cost allowance claims, the return to Unitholders may be adversely affected.

The Canadian Tax Act and the tax treaties between Canada and other countries may impose additional withholding or other taxes on the cash distributions or other property paid by the Fund to Unitholders who are not residents of Canada, and these taxes may change from time to time.

*Unitholder Limited Liability*

The Declaration of Trust provides that no Unitholder will be subject to any liability in connection with the Fund or its obligations and affairs or with respect to any act or omission of the Trustee or any other person, nor shall any Unitholder be liable to indemnify the Trustee or any other person with respect to such liabilities, and that only the Fund's assets shall be available to satisfy claims against the Fund. In the event that a court determines Unitholders are subject to any such liabilities, the judgement in respect of such liabilities will be enforceable only against, and will be satisfied only out of the Unitholder's share of the Fund's assets. The Declaration of Trust also provides that the Fund, the Trustee and the Manager shall use all reasonable efforts to ensure that all obligations or liabilities of the Fund contain a provision to the effect that neither the Unitholders nor the Trustee have any personal liability or obligations in respect thereof. Notwithstanding the terms of the Declaration of Trust, because of uncertainties in the law relating to investment trusts, Unitholders may not be protected from liabilities of the Fund to the same extent that a shareholder is protected from liabilities of a corporation.

In conducting its affairs, the Fund will assume certain existing contractual obligations and may have to do so in the future. Although Pembina will use reasonable efforts to have any contractual obligations modified so as not to have such obligations binding upon any of the Unitholders personally, it may not obtain such modification in all cases, or such modification may not operate to avoid Unitholder liability in all cases. To the extent that any claims under such contracts are not satisfied by the Fund, there is a risk that a Unitholder may be held personally liable for obligations of the Fund where the liability is not disavowed, as described above.

Personal liability may also arise in respect of claims against the Fund that do not arise under contract, including claims in tort, claims for taxes and possibly other statutory liabilities. Pembina intends to cause the activities of the Fund to be conducted, with the advice of counsel, in such a way and in such jurisdictions as to avoid, to the extent they deem practicable, any material risk of liability on the Unitholders for claims against the Fund. Most insurance policies will have exclusions for certain environmental or other liabilities.

Based on the foregoing and considering the nature of the Fund's activities, that it intends to comply with all environmental regulations relating to its assets and the insurance policies which it holds, the possibility of any personal liability of this nature arising is considered remote, particularly where the beneficiaries are not controlling the day-to-day activities of the Fund and there is no direct contact between the beneficiaries of the Fund and parties who contract with the Fund, each of which conditions is satisfied in the case of the Fund and its Unitholders. Legislation that proposes to limit trust Unitholder liability has been implemented in Alberta but there is no assurance that such legislation will eliminate all risk of Unitholder liability.

*Redemption Right*

It is anticipated that the redemption right will not be the primary mechanism for holders of Trust Units to liquidate their investment. Cash distributions are subject to limitations and any PPC Notes and PPC Shares which may be distributed *in specie* to holders of Trust Units in connection with a redemption will not be listed on any stock

exchange and no market is expected to develop for PPC Notes and PPC Shares. Any PPC Notes which may be distributed may not be qualified investments for trusts governed by an Exempt Plan. PPC Shares which may be distributed may not be qualified investments for trusts governed by such Exempt Plans, depending on the law existing at the time of the distribution. In addition, there may be resale restrictions imposed by law upon the recipients of PPC Shares and PPC Notes pursuant to the redemption right.

**Risks Inherent in Pembina's Business**

*Reserves Replacement and Demand for Crude Oil and NGLs*

Future throughput on Pembina's crude oil and NGLs pipelines and replacement of oil and gas reserves in the service areas will be dependent upon the success of producers operating in those areas in exploiting their existing reserve bases and exploring for and developing additional reserves. Without reserve additions, or expansion of the service areas, throughput on such pipelines will decline over time as reserves are depleted. In addition, as reserves are depleted or if product prices for crude oil, condensate and NGLs decline, production costs may increase relative to the value of the remaining reserves in place, causing producers to shut-in production, seek out lower cost alternatives for transportation, or pressure the pipeline operators to reduce tariffs. Tariff revenues are based upon a variety of tolling arrangements, including "deliver or pay" contracts, cost of service arrangements and market based tolls, and therefore certain tariff revenues are dependent on throughput levels.

Over the long term, Pembina's business will depend, in part, on the level of demand for crude oil and NGLs in the markets served by the crude oil and NGL pipelines in which Pembina has an interest. Pembina cannot predict the impact of future economic conditions on the energy and petrochemical industries which in turn would affect the demand for crude oil, condensate and NGLs. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as economic, political and other conditions in other oil and natural gas regions, all of which are beyond Pembina's control.

*Environmental Costs and Liabilities*

The operation of Pembina's pipeline systems are subject to Canadian federal and Alberta and British Columbia provincial laws and regulations relating to environmental protection and operational safety.

Although Pembina believes that the current operation of its pipeline systems is in compliance with all applicable environmental and safety regulations, risks of substantial costs and liabilities are inherent in pipeline operations, and there can be no assurance that substantial costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws, regulations and enforcement policies thereunder, and claims for damages to persons or property resulting from Pembina's operations, could result in significant costs and liabilities to Pembina. If Pembina was not able to recover the resulting costs through insurance or increased tariffs, cash flow available to make cash distributions to Unitholders and to service obligations under the Convertible Debentures would be adversely affected.

While Pembina maintains insurance in respect of damage caused by seepage or pollution in an amount it considers prudent and in accordance with industry standards, certain provisions of such insurance may limit the availability thereof in respect of certain occurrences unless they are discovered within fixed time periods, which typically range from 72 hours to seven days. If Pembina is unaware of a problem or is unable to locate the problem within the relevant time period, insurance coverage may not be available. However, Pembina is of the opinion that it has adequate leak detection systems in place to monitor a significant spill of product.

*Competition to the Pipeline Operations*

Pembina competes with other pipelines in its service areas as well as the truckers of crude oil and NGLs. However, Pembina believes it is prepared for and is determined to meet these competitive pressures.

*Shipper Contracts*

As described above, throughput on certain of Pembina's pipelines (in particular, the AOSPL Pipeline) is governed by transportation contracts with various producers of petroleum products. Any default by counterparties under such contracts or any expirations of such contracts without renewal or replacement may have an adverse effect on Pembina's business.

*Regulation*

Legislation in Alberta and British Columbia exists to ensure that producers have fair and reasonable opportunities to produce, process and market their reserves. In Alberta, the AEUB, and in British Columbia, the BCUC, may, on application and following a hearing (and in Alberta with the approval of the Lieutenant Governor in Council), declare the operator of a pipeline a common carrier of oil or natural gas and, as such, must not discriminate between producers who seek access to the pipeline. Producers and shippers may also apply to the regulatory authorities for a review of tariffs if they prove the tariffs are not just and reasonable. Applications by producers to have a pipeline operator declared a common carrier are usually accompanied by an application to have the tariffs set by the regulatory authorities. The extent to which regulatory authorities in such instances can override existing transportation or processing contracts has not been fully decided.

*Pipeline Abandonment Costs*

Pembina is responsible for compliance with all applicable laws and regulations regarding the abandonment of its pipeline assets at the end of their economic life, and these abandonment costs may be substantial. The proceeds of the disposition of certain assets associated with Pembina's pipeline systems including, in respect of certain pipeline systems, line fill, would be available to offset abandonment costs. However, it is not possible to predict abandonment costs since they will be a function of regulatory requirements at the time and the value of Pembina's assets, including line fill, may then be more or less than abandonment costs. Pembina may, in the future, determine it prudent or be required by applicable laws or regulations to establish and fund one or more reclamation funds to provide for payment of future abandonment costs. Such reserves could decrease cash flow available for distribution to holders of Trust Units and to service obligations under the Convertible Debentures.

*Operational Hazards*

Pembina's operations are subject to the customary hazards of the pipeline transportation business. The operations of Pembina's pipelines could be disrupted by natural disasters or other events beyond the control of Pembina. A casualty occurrence could result in the loss of equipment or life, as well as injury and property damage. Pembina carries insurance coverage with respect to some, but not all, casualty occurrences in amounts customary for similar business operations, which coverage may not be sufficient to compensate for all casualty occurrences.

*Kyoto Protocol*

In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which will require participating countries, upon ratification, to reduce their emissions of carbon dioxide and other greenhouse gases. Canada ratified the Kyoto Protocol in late 2002. Although the Canadian federal government has not released details of any implementation plan, it has stated that it intends to limit the emission reduction targets for the industry and the cost of emission credits, which could result in increased capital expenditures and operating costs for Canadian producers, leading to a decrease in production and a resulting decrease in throughputs on Pembina's pipeline systems. There can be no assurance that the implementation of the Kyoto Protocol will not have an adverse effect on Pembina's business.

*Dependence Upon Syncrude Project and Other Oil Sands Projects*

The Syncrude Project, located at the Athabasca oil sands north of Fort McMurray, Alberta is currently the sole source of product that is shipped through Pembina's AOSPL System mainline. The ongoing viability of the Syncrude Project and its processing facilities is essential to the continued operation of the AOSPL System. The

ability of Pembina to expand and leverage this investment is dependent on future expansions and operations of Syncrude and the owners of other oil sands projects proximate to the AOSPL Pipeline.

*Structural Integrity of the Storage Facility*

The operation of the Storage Facility is subject to risks related to the nature of the salt caverns that are used to store ethylene. The salt caverns are subject to additional dissolution of salt through the normal operation of the Storage Facility. In 1999 and 2000, well casing problems in two caverns caused both caverns to be taken out of service for 277 days. Pathways have developed between two caverns, causing Dow Canada, as the operator of the Storage Facility, to treat the caverns as a single large cavern. When caverns are connected in this way, they must be taken out of service together when the caverns are submitted for re-certification with the AEUB or when the caverns reach the end of their useful life.

A deterioration in the integrity of the caverns could cause disruptions to the operations of the caverns and reduce the storage capacity of the Storage Facility for an extended period of time. This could have a negative effect on the revenues of the Storage LP, and therefore the Fund. In addition, the Storage LP may be required to make capital expenditures to ameliorate any such deterioration in excess of the obligations of Dow Canada and NOVA Chemicals to contribute to capital expenses under the Storage Agreement.

*Reliance on Facilities Connected to the Storage Facility; Force Majeure*

The Storage Facility is connected to the sources and end users of ethylene by facilities including NOVA Chemicals' ethylene delivery system and the Cochin pipeline. The operations of the Storage Facility are closely integrated with the operations of the ethylene delivery system. Any major disruption affecting these related facilities as a result of mechanical problems or damage would make it considerably more difficult to transport ethylene to and from the Storage Facility. Although the terms of the Storage Agreement require the Storage Facility's customers to pay for the storage of ethylene whether capacity is used or not, Dow Canada and NOVA Chemicals are entitled to make reduced payments under the Storage Agreement if the Storage Facility is not able to inject or withdraw ethylene at specified minimum rates. The effect on the business of the Storage LP of a major disruption to these input/output facilities are difficult to predict. A major disruption or shutdown of these facilities may make the continued operation of the Storage Facility infeasible or uneconomic over the long term.

*Reliance on Dow Canada and NOVA Chemicals*

Dow Canada and NOVA Chemicals are the principal customers of the Storage LP, and together accounted for approximately 90% of the usage of the Storage Facility in 2004. Further, Dow Canada performs important functions for the Storage LP under the Operating Agreement and Facilities Agreement, and NOVA Chemicals is the owner and operator of the ethylene delivery system, whose operations are essential to the operations of the Storage Facility. If, for any reason, either of Dow Canada or NOVA Chemicals were not able to perform its obligations under the Storage Agreement or the other agreements with the Storage LP to which they are a party, the revenue and profits of the Storage LP and the ability of the Storage LP to operate the Storage Facility could be negatively affected.

*Regulations Affecting the Storage Facility*

The maintenance, operation and eventual abandonment of the Storage Facility is subject to compliance with all regulatory and environmental requirements applicable to it, in particular, those enforced or overseen by the AEUB and Alberta Environment. Currently, the statutory requirement for the frequency of review and certification of the caverns by the AEUB is once every eight years. However, Dow Canada, as the operator of the Storage Facility has voluntarily submitted each cavern for the review and certification process of the AEUB once every five years. Pembina believes that the current maintenance and operation of the Storage Facility is in compliance with all currently applicable regulatory requirements, including all environmental laws and regulations. However, increasingly stringent regulatory requirements in the future could result in significant costs, obligations or liabilities with respect to the maintenance and operation of the Storage Facility in the future. Existing laws and regulations may be revised or new laws and regulations may be enacted which could have a negative effect on the business of

the Storage LP and the results of operations of the Storage LP. In addition, the Storage Facility may become subject to regulations imposed by additional or new regulatory agencies.

In addition to the negative effect of potential new regulations on the Storage Facility directly, the Storage LP could be negatively affected by regulations that curtail the operations of NOVA Chemicals' ethylene delivery system or other facilities connected to the Storage Facility. If the Storage Facility is not able to receive ethylene because of a shutdown of the ethylene delivery system resulting from regulatory action, such event would affect the ability of the Storage Facility to operate.

*Competition to the Storage Facility*

The Storage Facility is currently the sole large-scale underground facility for the storage of ethylene in Alberta. Given the importance of ethylene storage to the petrochemical industry in Alberta, competition with the Storage Facility may arise, either from the development of new ethylene storage facilities in Alberta or by the conversion of existing hydrocarbon or natural gas storage caverns to ethylene storage. New storage facilities may be developed either through the mining of underground storage caverns in existing salt deposits or through the construction of above-ground storage facilities. It takes approximately three to five years to develop a new storage cavern and in order for a new underground cavern to be competitive with the Storage Facility, it would be necessary to link the cavern to new or existing ethylene or ethylene derivative support infrastructure. Pembina is not aware of any other parties developing caverns for ethylene storage in Alberta at this time. Construction of above ground storage is expensive when compared to the cost of developing underground storage and the risks to public health, safety and the environment are also higher with above ground storage. While an underground storage cavern that is currently used for NGLs could be converted into an ethylene storage facility within a few months, a link to existing petrochemical support infrastructure is required. The development of a competing ethylene storage facility could have a negative effect on the revenues and profitability of the Storage LP over the long term.

*Reliance on Management*

Unitholders and other securityholders of the Fund or Pembina are dependent on the Manager and the PPC Directors in respect of the governance administration and management of all matters relating to Pembina and its operations and administration. The loss of the services of key individuals or termination of the Management Agreement or the Administration Agreement could have a detrimental effect on Pembina.

*Potential Conflicts of Interest*

Unitholders are dependent upon the Manager and the PPC Directors for the governance and administration of the Fund and the management of Pembina. Additionally, certain directors and officers of PPC and the Manager may be directors or officers of entities in competition to Pembina, and each of the executive officers of PPC (including Robert B. Michaleski, who is also a director of PPC) are shareholders, directors and officers of the Manager. As such, these directors or officers of PPC may encounter conflicts of interest in the administration of their duties with respect to Pembina.

## DISTRIBUTIONS TO UNITHOLDERS

### Monthly Cash Distributions

Unitholders of record on each Record Date (currently being the last business day of each month) are entitled to receive monthly cash distributions of Distributable Cash of the Fund which will be paid on the 15th day of the following month.

Distributable Cash of the Fund is sourced from the net cash flow realized from its ownership, through its operating subsidiaries, of pipeline and energy-related infrastructure assets. The actual amount of Distributable Cash of the Fund depends on the results of operations of its subsidiaries including, among other things (i) operating cash flow, (ii) general and administrative expenses of the Fund and its subsidiaries, (iii) capital expenditures, (iv) the level of any cash reserves and reclamation reserves, (v) the amount of debt repayment and service costs, and (vi) working capital requirements. Payments from the Fund's operating subsidiaries to the Fund, and the subsequent cash distributions paid to Unitholders, are subject to restrictions on payment in certain circumstances, as such payments are generally subordinate to debt obligations owed to third parties by the Fund's subsidiaries. See "Risk Factors – Variability of Cash Distributions", "Risk Factors – Debt Service" and "Description of the Fund and the Trust Units – Cash Distributions".

### Historical Cash Distributions

The Fund has paid or declared payable the following cash distributions to Unitholders in the past three fiscal years. **The historical distribution payments described below may not be reflective of future distribution payments.** The actual amount of Distributable Cash of the Fund that is distributed to Unitholders is determined by management and the directors of PPC, taking into account the prevailing circumstances at the relevant time, including current and anticipated operating cash flow, debt repayments and capital expenditure and working requirements.

| **Month of Payment Date** | **Cash Distribution Per Trust Unit** | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| January | $0.0875 | $0.0875 | $0.0875 |
| February | $0.0875 | $0.0875 | $0.0875 |
| March | $0.0875 | $0.0875 | $0.0875 |
| April | $0.0875 | $0.0875 | $0.0875 |
| May | $0.0875 | $0.0875 | $0.0875 |
| June | $0.0875 | $0.0875 | $0.0875 |
| July | $0.0875 | $0.0875 | $0.0875 |
| August | $0.0875 | $0.0875 | $0.0875 |
| September | $0.0875 | $0.0875 | $0.0875 |
| October | $0.0875 | $0.0875 | $0.0875 |
| November | $0.0875 | $0.0875 | $0.0875 |
| December | $0.0875 | $0.0875 | $0.0875 |
| **Total** | **$1.0500** | **$1.0500** | **$1.0500** |

In each of January, February and March of 2005, a distribution of $0.0875 per Trust Unit was paid to Unitholders.

Since inception, the Fund has paid the following cash distributions to Unitholders (with a breakdown of the taxable and non-taxable portions for each year). The non-taxable return of capital to the Unitholder reduces the adjusted cost base of the Unitholder's Trust Units.

| | **Interest Income (Per Trust Unit)** | **Non-taxable Return of Capital (Per Trust Unit)** | **Total Distribution (Per Trust Unit)** |
|---|---|---|---|
| 1997 | $0.0992 | $0.0408 | $0.14 |
| 1998 | $0.6189 | $0.3311 | $0.95 |
| 1999 | $0.7830 | $0.1670 | $0.95 |
| 2000 | $0.7702 | $0.1898 | $0.96 |
| 2001 | $0.9007 | $0.1493 | $1.05 |
| 2002 | $0.8932 | $0.1568 | $1.05 |
| 2003 | $0.9707 | $0.0793 | $1.05 |
| 2004 | $1.03788 | $0.01212 | $1.05 |

## MARKET FOR SECURITIES

The outstanding Trust Units of the Fund are listed and posted for trading on the TSX under the symbol "PIF.UN". The following table sets forth certain trading information for the Trust Units on the TSX in 2004.

| **Month** | **High** | **Low** | **Close** | **Volume** |
|---|---|---|---|---|
| January | 13.25 | 12.90 | 13.13 | 4,073,996 |
| February | 13.57 | 12.91 | 13.30 | 3,182,340 |
| March | 13.70 | 12.91 | 13.25 | 5,030,951 |
| April | 13.25 | 11.50 | 11.90 | 5,306,421 |
| May | 12.00 | 10.60 | 11.28 | 5,292,874 |
| June | 11.89 | 10.85 | 11.70 | 4,555,154 |
| July | 12.00 | 11.39 | 11.52 | 4,079,756 |
| August | 12.15 | 11.13 | 11.89 | 3,472,531 |
| September | 12.60 | 11.61 | 12.47 | 3,082,928 |
| October | 13.20 | 12.40 | 12.79 | 3,880,510 |
| November | 13.40 | 12.77 | 13.30 | 4,286,799 |
| December | 13.83 | 12.90 | 13.65 | 2,933,784 |

The outstanding 8.25% Convertible Debentures of the Fund are listed and posted for trading on the TSX under the symbol "PIF.DB". The following table sets forth certain trading information for the 8.25% Convertible Debentures on the TSX in 2004.

| **Month** | **High** | **Low** | **Close** | **Volume** |
|---|---|---|---|---|
| January | 145.00 | 133.30 | 144.00 | 2,410 |
| February | 149.00 | 138.00 | 146.00 | 2,790 |
| March | 150.00 | 143.50 | 146.50 | 3,430 |
| April | 146.66 | 130.00 | 135.00 | 1,080 |
| May | 130.00 | 122.07 | 126.41 | 1,450 |
| June | 125.00 | 120.00 | 124.00 | 1,210 |
| July | 131.30 | 129.99 | 131.30 | 520 |
| August | 134.00 | 120.00 | 120.00 | 2,470 |
| September | 135.00 | 125.02 | 135.00 | 1,850 |
| October | 143.00 | 127.07 | 127.07 | 2,520 |
| November | | | 127.07 | 0 |
| December | 153.00 | 138.00 | 152.00 | 2,130 |

The outstanding 7.50% Convertible Debentures of the Fund are listed and posted for trading on the TSX under the symbol "PIF.DB.A". The following table sets forth certain trading information for the 7.50% Convertible Debentures on the TSX in 2004.

| Month | High | Low | Close | Volume |
|---|---|---|---|---|
| January | 124.00 | 120.01 | 123.00 | 11,540 |
| February | 129.95 | 120.01 | 125.00 | 9,445 |
| March | 127.80 | 122.51 | 125.38 | 8,940 |
| April | 124.02 | 112.51 | 112.51 | 5,220 |
| May | 110.00 | 105.00 | 108.71 | 730 |
| June | 110.51 | 103.80 | 110.51 | 2,690 |
| July | 113.75 | 106.00 | 108.67 | 2,560 |
| August | 106.88 | 103.91 | 114.00 | 1,380 |
| September | 118.95 | 109.01 | 117.80 | 14,210 |
| October | 124.97 | 119.30 | 121.46 | 15,790 |
| November | 126.99 | 122.01 | 126.99 | 11,190 |
| December | 130.25 | 122.41 | 129.00 | 5,850 |

The outstanding 7.35% Convertible Debentures of the Fund are listed and posted for trading on the TSX under the symbol "PIF.DB.B". The following table sets forth certain trading information for the 7.35% Convertible Debentures on the TSX in 2004.

| Month | High | Low | Close | Volume |
|---|---|---|---|---|
| January | 109.01 | 106.50 | 109.00 | 63,580 |
| February | 110.24 | 108.30 | 109.50 | 16,460 |
| March | 111.10 | 108.30 | 110.75 | 43,950 |
| April | 111.00 | 104.00 | 105.00 | 59,300 |
| May | 107.00 | 103.55 | 106.00 | 19,950 |
| June | 105.75 | 103.00 | 104.50 | 20,880 |
| July | 104.75 | 103.75 | 104.50 | 25,990 |
| August | 105.00 | 104.00 | 104.35 | 32,510 |
| September | 107.00 | 104.41 | 106.50 | 37,220 |
| October | 109.94 | 105.50 | 107.50 | 51,310 |
| November | 109.75 | 105.25 | 109.00 | 27,650 |
| December | 109.75 | 108.00 | 108.00 | 52,370 |

Additionally, in July 2002, PPC issued, on a private placement basis, $100 million in Secured Senior Notes due 2017, and in June 2004, PPC issued, on a private placement basis, $175 million in Unsecured Senior Notes due 2014 and $75 million in Floating Rate Senior Notes due 2009. The Senior Notes are not publicly traded. See Note 8 to the Fund's audited consolidated financial statements for the year ended December 31, 2004 for additional information regarding the Senior Notes.

## MANAGEMENT AND GOVERNANCE OF THE FUND

### Directors of PPC

The following table sets out the name and residence for each director of PPC, the date on which they were appointed as a director of PPC (or as a trustee of the Fund prior to an internal reorganization in which the directors of PPC replaced a board of trustees of the Fund) and their principal occupations during the past five years.

| Name and Residence | Date Appointed | Principal Occupation During the Past Five Years |
|---|---|---|
| Robert B. Michaleski<br>Calgary, Alberta, Canada | January 4, 2000 | President and Chief Executive Officer of PPC since January 4, 2000; prior thereto, Vice President, Finance and Chief Executive Officer of PPC. |
| Lorne B. Gordon(1)(2)(3)<br>Calgary, Alberta, Canada | October 24, 1997 | Vice Chairman of Coril Holdings Ltd. (a private investment and holding company). |
| Robert F. Taylor(4)<br>Calgary, Alberta, Canada | October 24, 1997 | Independent businessman. |
| Myron F. Kanik(3)<br>Calgary, Alberta, Canada | October 24, 1997 | Independent businessman since June 1999; prior thereto, President of Canadian Energy Pipeline Association. |
| David N. Kitchen(3)(4)<br>Calgary, Alberta, Canada | April 30, 1999 | Independent businessman. |
| David A. Bissett(2)<br>Calgary, Alberta, Canada | May 3, 2001 | Independent businessman |
| Donald L. Krogseth(2)(4)<br>Vancouver, British Columbia, Canada | June 12, 2001 | Independent businessman since June 1, 2000; prior thereto Senior Partner & Director, The CC & L Financial Services Group. |

**Notes:**
(1) Chairman of the Board.
(2) Member of Audit Committee.
(3) Member of Compensation Committee.
(4) Member of the Health, Safety and Environment Committee.

Unitholders elect the directors of PPC at each annual meeting of the Fund's Unitholders. The directors of PPC serve until the next annual meeting of the Fund's Unitholders or until their successors are duly elected or appointed. Mr. Michaleski is the only executive officer of PPC who serves on PPC's board of directors.

The board of directors of PPC has three committees, being the Audit Committee, the Health, Safety and Environment Committee and the Compensation Committee each of which are made up of three independent directors with no relationship to management. Additional information regarding the responsibilities of these committees is contained under the heading "Corporate Governance Practices" on pages 14 and 15 of the Fund's 2004 Annual Report.

**Executive Officers of PPC and the Manager**

The following table sets out the name, residence and office held with PPC and the Manager for each executive officer of PPC and the Manager, as well as their principal occupations during the past five years.

| Name and Residence | Office with PPC and the Manager | Principal Occupation During the Past Five Years |
|---|---|---|
| Robert B. Michaleski<br>Calgary, Alberta, Canada | President and Chief Executive Officer | President and Chief Executive Officer of PPC since January 4, 2000; prior thereto, Vice President, Finance and Chief Financial Officer of PPC |
| S. Bruce Harris<br>Calgary, Alberta, Canada | Vice President, Operations | Vice President, Operations of PPC since December 1, 2003; prior thereto, Manager of Pipeline Operations of PPC |
| Peter D. Robertson<br>Calgary, Alberta, Canada | Vice President, Finance and Chief Financial Officer | Vice President, Finance and Chief Financial Officer of PPC since January 4, 2000; prior thereto, Controller of PPC |
| D. James Watkinson, Q.C.<br>Calgary, Alberta, Canada | Vice President, General Counsel and Secretary | Vice President, General Counsel and Secretary of PPC |
| Michael H. Dilger<br>Calgary, Alberta, Canada | Vice President, Business Development | Vice President, Business Development since March 2005; prior thereto President, Venturi Energy in 2004 and Vice President, Vista Midstream since 1999 |

As of February 28, 2005, the directors of PPC and executive officers of PPC and the Manager beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 618,462 Trust Units, representing less than 0.6% of the then outstanding Trust Units of the Fund.

The directors and executive officers named above may be directors or officers of issuers which are in competition to the Fund. Additionally, each of the executive officers named above (including Robert B. Michaleski, who is also a director of PPC) are shareholders, directors and officers of the Manager. As such, these directors or officers of PPC may encounter conflicts of interest in the administration of their duties with respect to the Fund. See "Risk Factors - Potential Conflicts of Interest" and see "Management Agreement" below.

**Administration Agreement**

Computershare Trust Company of Canada is the Trustee of the Fund. The Trustee has the responsibility to, among other things, supervise the activities and manage the investments and affairs of the Fund, hold title to the assets of the Fund, provide timely reports to Unitholders, effect payment of distributions to Unitholders and vote the Fund's ownership in the PPC Shares in a manner which is in the best interests of the Fund and its Unitholders, generally subject to the direction of the Unitholders. Pursuant to the Administration Agreement, the Trustee has delegated the administration of the general and administrative affairs of the Fund to the Manager, including the administration of the general responsibilities listed above, subject to the supervision of the PPC Directors and the Trustee. See "Description of the Fund and the Trust Units – Delegation by the Trustee to PPC and the Manager". In consideration for providing these services, the Manager receives an annual fee of $20,000, plus reimbursement of all expenses incurred by the Manager in connection with such services. The Administration Agreement has an indefinite term, but may be terminated by either party on 90 days' written notice, or immediately in the event of termination of the Management Agreement, winding-up of the Fund, the insolvency or receivership of the Manager, a change of control of the Manager (other than a change of control to which the Fund consents) or default by the Manager in the performance of a material obligation which is not remedied within 30 days.

**Management Agreement**

Pursuant to the Management Agreement between PPC and the Manager, the Manager has agreed to provide managerial services to PPC in respect of the business and operations of PPC and its affiliates. The executive officers of the Manager are the same persons that are the executive officers of PPC. The services provided by the Manager include, among other things, advice and consultation concerning business planning, support, guidance and policy making and general management services. Specific functions performed by the Manager include: (i) accounting and financial services; (ii) assisting in the preparation of financial statements and other financial reports and assisting with tax matters; (iii) negotiating and communicating with third parties with respect to pipeline transportation agreements, other material contracts and other matters; (iv) arranging external professional or non-professional services; (v) assisting in providing human resources and staffing services; and (vi) advising on major acquisitions and expansions and sales of subsidiaries and/or businesses.

As compensation for its services, the Manager presently receives: (i) a management fee equal to 0.9675% of the aggregate cash distributions paid to Unitholders; (ii) an acquisition fee of 0.645% of the purchase price of any material pipeline asset or similar facility acquired by PPC or its affiliates; and (iii) a disposition fee of 0.48375% of the sale price of any material pipeline asset or similar facility sold by PPC or its affiliates. In cases of property exchanges or swaps, the Manager receives the applicable acquisition fee up to the purchase price of any pipeline or facility acquired and will receive the applicable disposition fee to the extent the value of the pipeline or facility being disposed of exceeds the purchase price. In addition, as an incentive for the Manager to enhance the overall profitability of the Fund and the cash distributions paid to Unitholders, the Manager is entitled to earn an annual incentive fee calculated as a percentage of the per Trust Unit cash distributions by the Fund. The Manager will receive an incentive fee of 4.8375% of cash distributions equal to or in excess of $1.05 per Trust Unit annually but less than $1.09 per Trust Unit annually, 6.450% of cash distributions equal to or in excess of $1.09 per Trust Unit annually but less than $1.19 per Trust Unit annually and 7.74% of cash distributions equal to or in excess of $1.19 per Trust Unit annually. Effective March 1, 2005, the management fee was increased to 0.9825% of the aggregate cash distributions paid to unitholders, 0.655% of any material acquisition and 0.49125% of any material disposition and the annual incentive fee will be increased by 1.55%. The Manager is also to be reimbursed for the direct costs and expenses incurred by the Manager in providing the services under the Management Agreement. For the financial year ended December 31, 2004, total compensation paid by PPC and its affiliates to the Manager pursuant to the Management Agreement was $1,076,331, consisting of $1,027,407 of management fees and $48,924 of distribution-based incentive fees. No acquisition fees were paid to the Manager and the Manager was not reimbursed for any expenses during this period.

On October 24, 2004, the Management Agreement was automatically renewed for a five year term expiring October 24, 2009, and the Management Agreement will automatically continue in effect for successive five-year terms unless it is otherwise terminated as provided in the Management Agreement. PPC is entitled to terminate the Management Agreement at any time on 180 days' prior written notice to the Manager and in such case, the Manager is entitled to a termination fee, payable by PPC, equal to the aggregate of the base management fees (which for greater certainty do not include any acquisition, disposition or incentive fees) paid for the past four calendar quarters and the base management fees estimated to be paid for the next four calendar quarters. The Manager is also entitled, on 30 days' written notice, to terminate the Management Agreement within 12 months of a change of control of the Fund or a majority of its assets and in such case, will be entitled to a termination fee, payable by PPC, equal to the aggregate of the base management fees paid for the past four calendar quarters and the base management fees estimated to be paid for the next four calendar quarters. PPC or the Manager may also terminate the Management Agreement in the event of insolvency or receivership of the other party or in the case of default by the other party in a material obligation under the Management Agreement which is not remedied within 60 days after notice is given of such default, in which cases no termination fees are payable. The Manager will be entitled to terminate the Management Agreement at any time on 180 days' prior written notice to PPC without any entitlement to a termination fee.

The Manager's common shares are, and in the future will be, held by the executive officers of PPC. Upon a holder of the Manager's common shares ceasing to be employed by PPC, PPC will have the option to purchase such holder's shares at a price equal to 2.5 times that holder's annualized share of the management fees and any incentive fees (other than the acquisition or disposition fees) received by the Manager in the twelve calendar months immediately preceding the exercise of the purchase option. However, if an executive/shareholder's employment with PPC is terminated for cause, the entire option price is forfeited to PPC. If the executive/shareholder's

employment is terminated without the approval and acquiescence of the PPC directors, 40% of the option price will be paid to the executive and 60% of the option price is forfeited to PPC. If PPC acquires such shares, the shares will be surrendered for cancellation and the fees payable to the Manager will be reduced in the proportion that the number of outstanding shares of the Manager have been reduced. If PPC subsequently requests that the Manager employ a person to replace the former shareholder, the Manager must do so and issue, at a nominal price, new shares in the capital of the Manager as PPC may request. The number of such newly-issued shares shall not exceed the aggregate number of Manager shares cancelled over time, and the fees payable to the Manager by PPC will be readjusted, provided that those fees shall not exceed the fees currently payable under the Management Agreement.

The Manager is not required to devote its personnel and resources exclusively to or solely for the benefit of Pembina and may be come engaged in business activities other than those which directly compete with Pembina's business activities. However, these provisions in no way reduce or waive any of the Manager's duties and obligations under the Management Agreement, and in providing its services to Pembina under the Management Agreement, the Manager must exercise the degree of care, diligence and skill that a reasonably prudent advisor or manager having responsibility for the management of a similar business would exercise in comparable circumstances. If the interests of the Manager come into conflict with those of Pembina (or *vice versa*), the party in conflict must give written notice to the other party setting forth the reason for the conflict and, if the conflict is in respect of matter that is required to be dealt with by the PPC Directors, any PPC Director who is affiliated with the Manager is not entitled to vote in respect of the matter. Any such matter is to be resolved by the Manager and Pembina in good faith and on a basis consistent with the business objectives and financial resources of each group of interested parties and the totality of the relationship between those parties.

**Governance Agreement**

The articles of amalgamation of PPC provide that the number of directors is fixed at a minimum of five and a maximum of nine. Based on an ordinary resolution passed at an annual general meeting of Unitholders, the Trustee shall vote the PPC Shares to appoint the directors of PPC, provided that the directors may, between such meetings appoint one or more additional directors to serve until the next annual meeting, provided that the number of additional directors shall not exceed one-third of the number of directors who hold office at the expiration of the last annual meeting. The Governance Agreement will remain in force for as long as the Management Agreement remains in force. The Governance Agreement also provides that, as long as the Fund owns at least 25% of the PPC Shares, it is entitled to control 100% of the votes associated with the PPC Shares.

## AUDIT COMMITTEE INFORMATION

### The Audit Committee's Charter

The Audit Committee Charter is set forth below:

*Objectives*

The objectives of the Audit Committee are:

(a) to assist the directors to discharge their duties and responsibilities, in particular, accountability;

(b) to provide better communication between directors and the external auditor;

(c) to enhance the external auditor's independence;

(d) to ensure the credibility and objectivity of financial reports; and

(e) to strengthen the role of the directors, in particular, the "independent" directors, by facilitating in-depth discussions between the Audit Committee, management and the external auditor.

*Constitution*

(a) The Audit Committee shall be composed of a minimum of three directors, each of whom shall be outside directors, i.e., directors who are not officers or employees of PPC or the Manager, and be financially literate.

(b) The members of the Audit Committee shall be appointed or reappointed at the meeting of the Board of Directors following each annual meeting of the shareholders of PPC. Each member of the Audit Committee shall continue to be a member thereof until his or her successor is appointed, unless he or she resigns or is removed by the Board of Directors or otherwise ceases to be a director of PPC. Where a vacancy occurs at any time in the membership of the Audit Committee, it may be filled by the Board of Directors and shall be filled by the Board of Directors if the membership of the Audit Committee is less than three directors as a result of the vacancy.

(c) The members of the Audit Committee shall appoint a chairman from amongst their number. If the chairman of the Audit Committee is not present at any meeting of the Committee, the chairman of the meeting shall be chosen by the Committee from among the members present. The chairman presiding at any meeting of the Committee shall not have a casting vote in case of deadlock. The Committee shall also appoint a Secretary who need not be a director of PPC.

*Meetings and Minutes*

(a) The time and place of meetings of the Audit Committee and the procedures at such meetings shall be determined from time to time with the members thereof, provided that the Committee shall meet once per year, at the time the annual consolidated financial statements of PPC have been reviewed by PPC's external auditors.

(b) A quorum for meetings of the Audit Committee is a majority of the members of the Committee.

(c) The rules for notice of, conducting and adjourning meetings of the Audit Committee shall be the same as those which govern the Board of Directors as a whole.

(d) The external auditor shall be entitled to attend each meeting of the Audit Committee at the expense of the Fund/PPC.

(e) Subject to (d) above, the Audit Committee shall, at all times, have the right to determine who shall and shall not be present at any part of the meetings of the Committee.

(f) All deliberations, recommendations, and decisions of the Audit Committee shall be recorded by the Secretary in the minutes of the meeting of the Committee. A verbal report on such meeting shall be made by the chairman of the Audit Committee to the Board of Directors at the next Board meeting, and the minutes of the Audit Committee meeting shall be circulated to the Committee and the Board as soon as practicable and, preferably, prior to the next following Committee and Board meetings, respectively.

*Scope, Duties and Responsibilities*

The Audit Committee has the authority to investigate any activity of the Fund or PPC or its subsidiaries. The Audit Committee may retain persons having special expertise to assist it in fulfilling its responsibilities and set and pay the compensation for any advisors employed. The Audit Committee has the following advisory functions, duties and responsibilities:

(a) ensure PPC and the Fund have implemented appropriate systems to identify, monitor and mitigate significant business risks;

(b) ensure PPC has implemented appropriate systems of internal control to ensure compliance with legal, ethical and regulatory requirements and that these systems are operating effectively;

(c) ensure PPC has implemented appropriate systems of internal control to ensure compliance with its policies and procedures and that these systems are operating effectively;

(d) review any financial forecasts or budgets of PPC, or of the Fund as they relate to the operations of PPC, which are disclosed in any public document;

(e) meet separately with the external auditors and management to discuss PPC's and the Fund's financial statements and any issues arising there from;

(f) review PPC's and the Fund's accounting policies and consider whether they are different from those followed by others in the same industry;

(g) review the Fund's interim and annual consolidated financial statements, M, D & A's and earnings press releases before they are publicly disclosed and ensure they are fairly presented in all material respects in accordance with generally accepted accounting principles and ensure the selection of accounting policies is appropriate. The annual consolidated financial statements of the Fund should be approved by the Board of Directors of PPC;

(h) review PPC's annual consolidated financial statements, and ensure they are fairly presented in all material respects in accordance with generally accepted accounting principles and ensure the selection of accounting policies is appropriate. The annual consolidated financial statements of PPC should be approved by the Board of Directors of PPC;

(i) pre-approve all non-audit services to be provided to the Fund, PPC or its subsidiary entities by its external auditors;

(j) be satisfied that adequate procedures are in place for the review of the disclosure of financial information extracted or derived from the financial statements;

(k) establish procedures for the receipt, retention and treatment of complaints regarding authority, internal accounting controls or auditing matters and establish procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

(l) review and approve hiring policies regarding employees and former employees of the present and former external auditors;

(m) ensure the external audit function has been effectively carried out, including addressing any problem or restrictions encountered by the external auditor with management, and that any matter that the external auditors wish to bring to the attention of the Board of Directors has been given adequate attention;

(n) review the quality of service and performance of the external auditor and recommend annually the reappointment or appointment of an external auditor and the terms of the external auditor's engagement, including the audit fees;

(o) receive and review reports from the corporate Pension Committee of PPC and approve changes subject to Unitholder or Board of Director approval, where appropriate, with respect to risk management of pension assets and liabilities, actuarial valuations as required by statute, the Statement of Investment Policy and Procedures (SIPP), funding policy and fund performance for the pension plans;

(p) in cooperation with the Human Resources and Compensation Committee, at least annually, report on the status of the pension plans to the Board; and

(q) to inquire into any other matters referred to by the Board of Directors.

**Composition of the Audit Committee**

**David A. Bissett**

David A. Bissett is the Chairman of the Audit Committee. Mr. Bissett has no direct or indirect material relationship with the Corporation and is therefore able to exercise independent judgment in his role on the Committee. Mr. Bissett is the Founder of Bissett and Associates Investment Management Ltd., previously acted as a Vice President, Investments of a national life insurance company and has previous experience managing the western operations for a major investment manager. This experience coupled with his education as a CFA charterholder, and experience and education as a lawyer provide him with the skill set and financial literacy required to carry out his duties as a member of the Audit Committee.

**Lorne B. Gordon**

Lorne B. Gordon acts as the Chairman of the Board of Directors as well as a member of the Audit Committee. He is independent of the Corporation in that he holds no direct or indirect material relationship with the Corporation. Mr. Gordon received his Chartered Accountant designation in 1971, and has extensive knowledge through his years of work experience in the finance and accounting aspect of businesses. His past experience includes the Chairman and Director of the Canadian Energy Research Institute, Chairman of the Canadian Petroleum Association, and Founding member of the Board of Governors of the Canadian Association of Petroleum Producers. He is currently a Director of Loram Maintenance of Way, Mancal Corporation, Mancal Energy and Mancal Coal. His education and work history illustrate that he is financially literate and has the skills to manage the level and complexity of the accounting issues dealt with by the Audit Committee.

**Donald L. Krogseth**

Donald L. Krogseth has been a director of the Corporation since June 2001. He has been an independent businessman since 2001 and holds no direct or indirect material relationship with the Corporation. Mr. Krosgseth completed a Bachelor of Commerce Degree and has been a fellow of the Canadian Securities Institute since 1965. His education and work history which includes being a Senior Partner and Director of the CC&L Financial Services Group and a Director of five CC&L subsidiaries indicates his financial literacy and competency to work with the issues handled by the Audit Committee.

All members of the Audit Committee possess the work experience and education necessary to understand the accounting principles used by the Corporation to prepare financial statements, the ability to assess the general application of such accounting principals, and the ability to analyze and evaluate financial statements of the Corporation.

**External Audit Service Fees**

The following table sets out the fees paid to the external auditor in each of the last two financial years for services provided to Pembina:

| Year | Audit Fees | Audit-Related Fees | Tax Fees | All Other Fees |
|---|---|---|---|---|
| **2004** | $225,000 | $40,000 | $68,000 | $10,000 |
| **2003** | $191,000 | $103,000 | $68,000 | $75,000 |

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of PPC, none of the directors or executive officers of PPC, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any material transaction with Pembina since January 1, 2002 or in any proposed transaction that would materially affect Pembina, except as set forth below. The executive officers of PPC (including Robert B. Michaleski, who is also a director of PPC) are also shareholders, directors and officers of the Manager, which receives payment of fees for managing the business and affairs of the Fund and its subsidiaries pursuant to the Management Agreement. In 2004, total compensation paid to the Manager pursuant to the Management Agreement was $1,076,331, consisting of $1,027,407 of management fees and $48,924 of distribution-based incentive fees. No acquisition fees were paid to the Manager and the Manager was not reimbursed for any expenses during this period. See "Management and Governance of the Fund – Management Agreement".

## MATERIAL CONTRACTS AND DOCUMENTS AFFECTING SECURITYHOLDER RIGHTS

Set out below are the contracts that create, or can reasonably be regarded as materially affecting, the rights or obligations of Unitholders:

1. the Declaration of Trust (see "Description of the Fund and the Trust Units");

2. the Administration Agreement;

3. the trust indenture between the Fund and Computershare, as trustee, dated March 21, 2001, as supplemented by supplemental indentures dated December 4, 2001 and June 19, 2003, relating to the issuances of the Convertible Debentures; and

4. the Governance Agreement.

## REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Trust Units and each outstanding series of Convertible Debentures is Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario.

## ADDITIONAL INFORMATION

Additional information relating to the Fund may be found on the Fund's company profile on the SEDAR website at www.sedar.comand on Pembina's website at www.pembina.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Fund's securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Fund's information circular for its 2005 annual general meeting of Unitholders which has been filed on SEDAR. Furthermore, additional financial information relating to the Fund is provided in the Fund's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2004, which have also been filed on SEDAR.

# NOTICE OF RELIANCE ON ANNUAL INFORMATION FORM FILED UNDER NI 51-102 FOR THE PURPOSES OF NI 44-101



TO: Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Division, Department of Justice - Government of Newfoundland and Labrador
Prince Edward Island – Department of Provincial Affairs and Attorney General

Pembina Pipeline Income Fund hereby provides notice that it intends to rely on the Renewal Annual Information Form dated March 23, 2005 filed pursuant to National Instrument 51-102 under SEDAR Project Number 753296 as its "AIF" (considered to be a "renewal AIF") required to be filed under National Instrument 44-101.

DATED at Calgary, Alberta this 23rd day of March, 2005.

**PEMBINA PIPELINE INCOME FUND**
**by Pembina Pipeline Corporation**

By: *"D.J. Watkinson"*
Name: D.J. Watkinson, Q.C.
Title: Vice President,
General Counsel and Secretary

# PEMBINA PIPELINE INCOME FUND

## AMENDED AND RESTATED
## DECLARATION OF TRUST

April 30, 1999

TABLE OF CONTENTS

**THIS AMENDED AND RESTATED DECLARATION OF TRUST** made as of this 30th day of April, 1999.

**BETWEEN:**

**MONTREAL TRUST COMPANY OF CANADA,** a trust company incorporated under the laws of Canada, with offices in the City of Calgary, in the Province of Alberta (hereinafter called the "Trustee")

**OF THE FIRST PART**

- and -

**PEMBINA MANAGEMENT INC.**, a body corporate incorporated under the laws of the Province of Alberta, with offices in the City of Calgary, in the Province of Alberta (hereinafter called the "Administrator")

**OF THE SECOND PART**

**WHEREAS** by Declaration of Trust dated September 4, 1997, a trust was created for the purpose of acquiring and holding shares and subordinated notes of Pembina and other permitted investments;

**AND WHEREAS** the Declaration of Trust was amended by the First Amending Agreement dated April 30, 1998 after the Unitholders, by Extraordinary Resolution dated April 30, 1998, approved certain amendments to the Declaration of Trust;

**AND WHEREAS** the Trustee has agreed to hold all amounts and assets received under the Declaration of Trust as amended and restated herein (the "Declaration of Trust") in accordance with the provisions hereinafter set forth;

**AND WHEREAS** the beneficiaries of the Fund shall be the holders of Units evidenced by certificates therefor as hereinafter provided, each of which shall rank equally in all respects with every other Unit;

**AND WHEREAS** the Unitholders and the Trustee desire that the Fund shall at all times qualify as a "unit trust" and as a "mutual fund trust" pursuant to paragraph 108(2)(a) and subsection 132(6) of the *Income Tax Act* (Canada);

**AND WHEREAS** the Unitholders, by Extraordinary Resolution dated April 30, 1999, and the parties hereto desire to amend and restate the Declaration of Trust and set out the agreements, terms and conditions which shall govern their mutual and respective rights, powers and obligations with respect to the settlement and administration of the Fund;

**NOW THEREFORE THIS DECLARATION WITNESSETH THAT,** in consideration of the premises and the mutual and respective covenants and agreements contained

herein, the Trustee declares, and covenants and agrees with the Unitholders, and the Unitholders covenant and agree with the Trustee as follows:

## ARTICLE 1
## INTERPRETATION

### 1.1 *Definitions*

In this Declaration of Trust and in the Unit Certificates, unless the context otherwise requires, the following terms shall have the following meanings:

(a) "**Administration Agreement**" means the agreement between the Administrator and the Trustee for and on behalf of the Fund, dated as of the date hereof and pursuant to which the Administrator will provide administrative services to the Fund, as may be amended, supplemented or restated from time to time;

(b) "**Administrator**" means the Party of the Second Part hereunder or its successor or successors for the time being as administrator hereunder;

(c) "**Affiliate**" and "**affiliated**" have the meanings set forth in the *Securities Act* (Alberta), as amended from time to time;

(d) "**Auditors**" means the firm of chartered accountants appointed as the auditors of the Fund from time to time in accordance with the provisions hereof and, initially, means KPMG;

(e) "**Business Day**" means a day which is not a Saturday, Sunday or holiday in the City of Calgary, Province of Alberta;

(f) "**Closing**" means the completion of the issuance of Units to the public pursuant to the Offering; "**Date of Closing**" means the date on which Closing occurred;

(g) "**Counsel**" means a barrister and solicitor or firm of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by the Fund;

(h) "**Depository**" means The Canadian Depository for Securities Limited, or its nominee which as at the date hereof is "CDS & Co.", or its successor thereto;

(i) "**Distribution Payment Date**" means the 15th day of each calendar month in each year which commenced June 15, 1998 and such other dates as may be determined from time to time by the Trustee;

(j) "**Distribution Record Date**" means the last day of each calendar month in each year which commenced May 31, 1998 and such other dates as may be determined from time to time by the Trustee;

(k) "**Extraordinary Resolution**" shall have the meaning attributed thereto in Article 11;

(l) "**Fund**" means the trust constituted by the Original Declaration, as amended and restated herein;

(m) "**Fund Assets**", at any time, shall mean such of the following monies, properties and other assets as are at such time held by the Fund or by the Trustee on behalf of the Fund:

(i) all funds realized from or property received on the sale of Units and all rights and entitlements relating to the instalments owing on the issue of Units under the Offering or under any subsequent offering of Units;

(ii) the Pembina Shares and Notes;

(iii) any proceeds of disposition of the foregoing property, including, without limitation, the Pembina Shares and Notes;

(iv) any securities issued by Pembina on the maturity of the Notes;

(v) any other securities or property permitted by Section 4.1 herein; and

(vi) all income, interest, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

(n) "**Global Certificate**" shall have the meaning attributed thereto in Section 12.2(f);

(o) "**Governance Agreement**" means the agreement among the Fund, the Administrator and Pembina providing for the election of directors of, and certain other matters pertaining to, Pembina, as may be amended, revised or restated from time to time;

(p) "**Income Tax Act**" means the *Income Tax Act* (Canada);

(q) "**Initial Contribution**" means the amount of $10.00 paid by Ross Bentley as initial Unitholder on September 4, 1997 for the purpose of settling the trust constituted by the Fund;

(r) "**Instalment Receipts**" means instalment receipts which may be issued by the Fund representing Units prior to payment of any final instalment of the purchase price of such Units;

(s) "**Net Income of the Fund**" shall have the meaning attributed thereto in Section 5.1;

(t) **"Notes"** means the unsecured subordinated notes issued by Pembina;

(u) **"Offering"** means the initial public offering of Units by the Fund, which offering was completed on October 24, 1997;

(v) **"Ordinary Resolution"** means a resolution proposed to be passed as an ordinary resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of Article 11 and passed by the affirmative votes of the holders of not less than 50% of the Units represented at the meeting and voted on a poll upon such resolution, or, except in the case of a resolution for the purposes of Section 7.1 or 7.4 appointing a successor to a Trustee, a resolution or instrument signed in one or more counterparts by the holders of not less than 50% of the Units then outstanding;

(w) **"Original Declaration"** means the Declaration of Trust dated September 4, 1997 among Ross Bentley, Dallas Droppo and the Administrator pursuant to which the Fund was created;

(x) **"Original Trustees"** means the trustees duly appointed as trustees of the Fund at the time of the completion of the Offering;

(y) **"Pembina"** means Pembina Pipeline Corporation, a corporation amalgamated under the laws of the Province of Alberta;

(z) **"Pembina Directors"** means the Board of Directors of Pembina;

(aa) **"Pembina Shares"** means all issued and outstanding shares of Pembina;

(bb) **"this Declaration of Trust"**, **"this Declaration"**, **"hereto"**, **"herein"**, **"hereof"**, **"hereby"**, **"hereunder"** and similar expressions refer to this instrument and not to any particular Article, section or portion hereof, and include any and every instrument supplemental or ancillary hereto;

(cc) **"Transfer Agent"** means such company as may from time to time be appointed by the Fund to act as registrar and transfer agent of the Units together with any sub-transfer agent duly appointed by the Transfer Agent;

(dd) **"Trustee"** means the party of the First Part hereunder or its successor or successors for the time being as Trustee hereunder;

(ee) **"Unit Certificate"** means a certificate, in the form approved by the Original Trustees (as may be modified or replaced by the Trustee), evidencing one or more Units, issued and certified in accordance with the provisions hereof;

(ff) **"Unitholders"** means at any time the holders at that time of one or more Units, as shown on the register of such holders maintained by the Fund or by the Transfer Agent on behalf of the Fund; and

(gg) "**Units**" means the Units of the Fund authorized and issued hereunder as such and for the time being outstanding and entitled to the benefits hereof.

**1.2 References to Acts Performed by the Fund**

For greater certainty, where any reference is made in this Declaration of Trust to an act to be performed by the Fund, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Fund or by some other person duly authorized to do so by the Trustee or pursuant to the provisions hereof.

**1.3 Income Tax Act**

In this Declaration of Trust, any reference to the *Income Tax Act* shall refer to the *Income Tax Act*, Revised Statutes of Canada 1985, Chapter 1 (5th Supplement) and the Income Tax Regulations as amended from time to time applicable with respect thereto. Any reference herein to a particular provision of the *Income Tax Act* shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the *Income Tax Act* which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

**1.4 Gender**

In this Declaration of Trust, unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular number include the plural, and vice-versa, words importing a gender shall include the feminine, masculine and neuter genders, and words importing persons include an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative.

**1.5 Headings for Reference Only**

The division of this Declaration of Trust into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Declaration of Trust.

**1.6 Day Not a Business Day**

In the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day. This Section is not applicable to Sections 5.1,5.2,5.3,5.4,5.5,5.6, and 5.9

**1.7 Time of the Essence**

Time shall be of the essence in this Declaration of Trust.

## 1.8 Governing Law

This Declaration of Trust and the Unit Certificates shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereto hereby irrevocably submit and attorn to the jurisdiction of the Courts of the Province of Alberta.

# ARTICLE 2
# DECLARATION OF TRUST

## 2.1 Establishment of Fund

The Trustee hereby declares and agrees to at all times hold the Fund Assets in trust for the use and benefit of the Unitholders, their successors, assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth, being the trust constituted by the Original Declaration as amended and restated herein.

## 2.2 Initial Contribution

The initial Unitholder paid, concurrent with the execution of the Original Declaration, the Initial Contribution to the Original Trustees for the purpose of settling the Fund, and the initial Unitholder was issued an initial Unit in the Fund.

## 2.3 Name of Fund

The Fund shall be known and designated as "Pembina Pipeline Income Fund" and, whenever lawful and convenient, the property of the Fund shall be held and the affairs of the Fund shall be conducted and transacted under that name.

If the Trustee determines that the use of such name is not practicable, legal or convenient, the Fund may use such other designation or may adopt such other name as the Trustee deems appropriate, and the Fund may hold property and conduct and transact its affairs under such other designation or name.

## 2.4 Head Office

The head office of the Fund hereby created shall be located at Calgary, Alberta, or such other place or places in Canada as the Trustee may from time to time designate.

## 2.5 Nature of the Fund

The Fund is an unincorporated, open ended mutual fund trust, established for the purpose specified in Section 4.1. The Fund is not, is not intended to be, shall not be deemed to be and shall not be treated as, a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company, nor shall the Trustee or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers. The Trustee shall not be, or be deemed to

be, an agent of the Unitholders. The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of the Fund and their rights shall be limited to those conferred upon them by this Declaration of Trust or otherwise by law.

**2.6 Legal Ownership of Assets of the Fund**

The legal ownership of the Fund Assets and the right to conduct the affairs of the Fund are vested exclusively in the Trustee, or such other persons as the Trustee may determine, and the Unitholders shall have no interest therein other than the rights specifically set forth in this Declaration of Trust and they shall have no right to compel any partition, division, dividend or distribution of the Fund Assets or any of the other assets of the Fund, except as specifically provided herein. The Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Declaration of Trust.

**2.7 Liability of Unitholder**

No Unitholder in its capacity as such shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person (other than the Fund or its assignee or assignees in respect of Instalment Receipts) in connection with the Fund or the obligations or the affairs of the Fund or with respect to any act performed by or omission of the Trustee or any other person pursuant to this Declaration of Trust nor shall any Unitholder be liable to indemnify the Trustee or any other person with respect to any such liability or liabilities and all such persons shall look solely to the Fund Assets for satisfaction of claims of any nature arising out of or in connection therewith and the Fund Assets only shall be subject to levy or execution. Notwithstanding the foregoing, to the extent that any Unitholder, in their capacity as such, may be determined in a judgment in a court of competent jurisdiction to be subject to or liable in respect of any liabilities of the Fund, such judgment and any writ of execution or similar process in respect thereof, shall be enforceable only against and shall be satisfied out of the Unitholders' share of the Fund Assets as represented by their Units.

## ARTICLE 3
## ISSUE AND SALE OF UNITS

**3.1 Nature of Units**

(a) The beneficial interests in the Fund shall be divided into interests of one class, described and designated as Units, which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein, and the interest of each Unitholder shall be determined by the number of Units registered in the name of the Unitholder.

(b) Each Unit represents an equal undivided beneficial interest in any distribution from the Fund (whether of net income, net realized capital gains or other amounts) and in any net assets of the Fund in the event of termination or winding-up of the Fund. All Units outstanding from time to time shall be entitled to equal shares in any distributions by the Fund and, in the event of termination or

winding-up of the Fund, in the net assets of the Fund. All Units shall rank among themselves equally and rateably without discrimination, preference or priority.

3.2 Authorized Number of Units

The aggregate number of Units which is authorized and may be issued hereunder is unlimited.

3.3 Issue of Units

(a) Units, including rights, warrants or other securities to purchase, to convert into or exchange into Units, may be created, offered, issued, sold and delivered at the times, to the persons, for the consideration and on the terms and conditions that the Trustee determines and, without limiting the generality of the foregoing, the Trustee may authorize the Fund to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase Units from the Fund or from any other person for procuring or agreeing to procure purchasers for Units.

(b) Units are only to be issued as fully paid and are not to be subject to future calls or assessments, provided however that Units issued under the Offering or any subsequent offering may be issued for a consideration payable in instalments and that the Fund may take security over any Units issued under any such offering as security for unpaid instalments and assign the benefit of all or part of such security.

3.4 No Fractional Units

Fractions of Units shall not be issued, except pursuant to distributions of additional Units to all Unitholders pursuant to Section 5.9.

3.5 Re-Purchase of Initial Unit by Fund

Immediately after the Closing, the Fund repurchased the initial Unit from the initial Unitholder, and the initial Unitholder sold the initial Unit to the Fund for a purchase price of $10.00 and upon the completion of such purchase and sale, the initial Unit was cancelled and is no longer outstanding for any of the purposes of this Declaration of Trust.

3.6 Consolidation of Units

Immediately after any pro rata distribution of additional Units to all Unitholders pursuant to Section 5.9, the number of the then outstanding Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the distribution of additional Units. In this case, each Unit Certificate representing a number of Units prior to the distribution of additional Units is deemed to represent the same number of Units after the distribution of additional Units and the consolidation.

## ARTICLE 4
## INVESTMENTS OF FUND

### 4.1 Purpose of the Fund

The Fund is restricted to:

(a) investing in securities issued by Pembina, including the Pembina Shares and Notes and borrowing funds for that purpose;

(b) temporarily holding cash and short term investments in accordance with a policy from time to time determined by the Trustee, including investments in Pembina, for the purposes of paying the expenses and the liabilities of the Fund, paying amounts payable by the Fund in connection with the redemption of any Units or any repurchase of Units contemplated by Section 6.8, and making distributions to Unitholders;

(c) investing in any other securities or property comprising or relating to pipeline or other energy facilities and the operations of businesses relating thereto, or taking any other action, provided that such investments or actions would not prevent the Units from qualifying as units of a "unit trust" and of a "mutual fund trust" within the meaning of the *Income Tax Act*, would not result in the Units being disqualified for investment by registered retirement savings plans, registered retirement income funds or deferred profit sharing plans, would not result in the Fund being liable under the *Income Tax Act* to pay tax as a result of holdings by the Fund of foreign property as defined in the *Income Tax Act*, would not result in Units being foreign property for the purpose of the *Income Tax Act* and would not result in the Fund paying a tax under the registered investment provisions of the *Income Tax Act* for exceeding certain investment limits; and

(d) investing in any security convertible or exchangeable into any of the foregoing.

### 4.2 Investment of Proceeds of Offering

The Original Trustees used the proceeds, net of expenses, from the Offering together with funds borrowed pursuant to Section 8.4(c) to subscribe for and purchase all of the issued and outstanding Pembina Shares and the Notes.

### 4.3 Other Investments

To the extent that any monies or other property received by the Fund or the Trustee are not to be immediately used by the Trustee for the purpose of making distributions under Article 5 hereof, the Trustee is hereby authorized to and, where prudent to do so, shall invest such monies in debt obligations of or guaranteed by the Government of Canada or a province of Canada, in short-term paper and certificates of deposit issued or guaranteed by a Canadian chartered bank whose securities are listed and posted for trading on The Toronto Stock Exchange and in interest-bearing accounts in such a Canadian chartered bank; provided that under no

circumstances shall the Trustee acquire any property which shall result in the "cost amount" of all foreign property owned by the Fund to be in excess of 20% of the cost amount of all the Fund's property, all within the meaning of the *Income Tax Act.*

## ARTICLE 5
## DISTRIBUTIONS

### 5.1 Determination of Net Income of the Fund

In this Article 5, the "Net Income of the Fund" for the period ending on a Distribution Record Date shall be the amount calculated, for the period commencing immediately following the preceding Distribution Record Date (or, for the first Distribution Record Date, the period commencing on the date hereof) and ending on such Distribution Record Date, on the following basis:

(a) interest income on the Notes or any other interest income shall be included in Net Income of the Fund on an accrual basis and shall accrue from day to day; provided however, that if the Fund receives any amount as a prepayment of interest such amount shall be included in Net Income of the Fund when received, without duplication;

(b) dividends on the Pembina Shares or other securities or any taxable deemed dividends arising under the *Income Tax Act* in connection with other distributions or returns of capital on the Pembina Shares or other securities or redemptions of Pembina Shares or other securities shall be included in net income of the Fund when received; and

(c) all expenses and liabilities of the Fund which are due or accrued and which are chargeable to income shall be deducted in computing Net Income of the Fund.

Items of income or expense not provided for above shall be included in such calculation on such basis as may be considered appropriate by the Trustee. The costs to the Fund of any offering of Units shall not be included in paragraph (c) above.

### 5.2 Determination of Distributable Capital

In this Article 5, the "Distributable Capital" of the Fund for the period ending on a Distribution Record Date shall be the amount calculated, for the period commencing immediately following the preceding Distribution Record Date (or, for the first Distribution Record Date, the period commencing on the date hereof) and ending on such Distribution Record Date, on the following basis:

(a) receipts from capital distributions on the Pembina Shares or other securities or redemptions of Pembina Shares or other securities (to the extent they do not constitute a taxable dividend under the *Income Tax Act*) shall be included in Distributable Capital when received;

(b) receipts on account of principal on the Notes or other securities shall be included in Distributable Capital when received; and

(c) amounts paid by the Fund under Section 6.3 in respect of Units tendered for redemption and amounts determined by the Trustee to be required to pay any tax or other liability of the Fund not deducted pursuant to subsection 5.1(c) shall be deducted in computing Distributable Capital.

If the Net Income of the Fund as calculated pursuant to Section 5.1 for any period is a negative amount, such amount shall be deducted in calculating the Distributable Capital of the Fund for such period.

## 5.3 Net Income of the Fund and Distributable Capital to Become Payable

The Trustee shall, on or before any Distribution Record Date, declare payable to the Unitholders of record on that Distribution Record Date all or any part of the Net Income of the Fund and Distributable Capital for the period ending on such Distribution Record Date determined in accordance with Sections 5.1 and 5.2, and the proportionate share of each Unit in the amount so payable shall be determined by dividing such amount by the number of Units in the Fund issued and outstanding as of that Distribution Record Date. Each Unitholder's share thereof shall be equal to the proportionate share per Unit multiplied by the number of Units owned of record by the Unitholder on that Distribution Record Date and shall be paid to each such Unitholder on the Distribution Payment Date next following that Distribution Record Date. Notwithstanding the foregoing, the amount of any Net Income of the Fund or Distributable Capital that is determined by the Trustee to be required to be retained by the Fund in order to pay any tax liability of the Fund shall not be payable by the Fund to Unitholders. If a Distribution Payment Date is not a Business Day, the amount payable on that date shall be paid on the last Business Day preceding such Distribution Payment Date and such day shall be the Distribution Payment Date for the purpose of such amount.

## 5.4 Net Realized Capital Gains to Become Payable

The Trustee shall, on or before any Distribution Record Date, declare due and payable to the Unitholders of record on that Distribution Record Date all of the net realized capital gains of the Fund to the extent not previously declared due and payable pursuant to Section 5.3 for such Distribution Record Date. The proportionate share of each Unit in the amount so due and payable pursuant to this Section 5.4 shall be determined by dividing such amount by the number of Units in the Fund issued and outstanding on that Distribution Record Date. Each Unitholder's share thereof shall be equal to the proportionate share per Unit multiplied by the number of Units owned of record by the Unitholder on that Distribution Record Date and shall be due and payable to each such Unitholder on that Distribution Record Date. For the purposes of this Article 5, "net realized capital gains" of the Fund means the total of all capital gains realized by the Fund less the total of all capital losses realized by the Fund, excluding any capital gains or losses arising from the distribution of Pembina Shares or Notes or other securities in respect of Units tendered for redemption, all as determined for the purposes of the *Income Tax Act*. Notwithstanding the foregoing, the amount of any net realized capital gains of the Fund that is determined by the

Trustee to be required to be retained by the Fund in order to pay any tax liability of the Fund shall not be due and payable by the Fund to Unitholders.

Amounts due and payable under this Section 5.4 shall be paid without interest or penalty on the Distribution Payment Date next following such Distribution Record Date provided however that if such Distribution Payment Date is not a Business Day, the amount to be paid on that date shall be paid on the last Business Day preceding such Distribution Payment Date and such day shall be the Distribution Payment Date for the purpose of such amount.

**5.5 Net Income and Net Realized Capital Gains for Income Tax Purposes to Become Payable**

On December 31 of each fiscal year, an amount equal to the Net Income of the Fund for such fiscal year (excluding net realized capital gains pursuant to Section 6.5 in respect of Units tendered for redemption as determined for the purpose of the *Income Tax Act*) determined in accordance with the *Income Tax Act*, other than paragraph 82(1)(b) thereof, to the extent not previously payable pursuant to Section 5.3 on any Distribution Record Date in the fiscal year to any Unitholder, shall be declared payable immediately prior to the end of that fiscal year to Unitholders of record on the last Distribution Record Date of that fiscal year, and the proportionate share of each Unit in the amount so payable shall be determined by dividing such amount by the number of Units in the Fund outstanding as at the last Distribution Record Date of that fiscal year. Each Unitholder's share thereof shall be equal to the proportionate share per Unit multiplied by the number of Units owned of record by the Unitholder as of the last Distribution Record Date of that fiscal year and shall be paid to such Unitholders of record on or before the last Business Day of that fiscal year. Notwithstanding the foregoing, the amount of any net income of the Fund so determined for a fiscal year that is determined by the Trustee to be required to be retained by the Fund in order to pay any tax liability of the Fund in respect of that or any prior fiscal year shall not be payable by the Fund to Unitholders.

On December 31 of each fiscal year, an amount equal to the net realized capital gains of the Fund, to the extent not previously payable pursuant to Section 5.4 on any Distribution Record Date or pursuant to this paragraph on any prior December 31, shall be payable to Unitholders of record on December 31 of that fiscal year and the proportionate share of each Unit in the amount so payable shall be determined by dividing such amount by the number of Units in the Fund outstanding as of December 31 of that fiscal year and shall be paid to such Unitholders of record on or before the Distribution Payment Date next following the then last Distribution Record Date of that fiscal year, provided that any net realized capital gains arising from the distribution of Pembina Shares or Notes or other securities pursuant to Section 6.5 in respect of Units tendered for redemption by a Unitholder shall be declared payable to such Unitholder and shall be satisfied by such distribution. Each Unitholder's share thereof shall be equal to the proportionate share per Unit multiplied by the number of Units owned of record by the Unitholder as at the last Distribution Record Date of that fiscal year.

## 5.6 Other Amounts

Any amounts not otherwise payable to Unitholders prior to the end of a particular fiscal year of the Fund pursuant to the provisions of Article 5 may be declared by the Trustee to be payable to Unitholders in the same manner as provided for in Section 5.3.

## 5.7 Enforcement

Each Unitholder shall have the right to enforce payment of any amount payable to the Unitholder under this Article 5 on and after the applicable Distribution Payment Date.

## 5.8 Payment of Amounts Payable

Amounts payable to Unitholders pursuant to Sections 5.2, 5.3, 5.4, 5.5 and 5.6 shall, subject to Section 5.9, be paid in cash.

## 5.9 Distribution of Additional Units

Where after the last Distribution Record Date and on or before the next Distribution Record Date an amount or amounts of cash has or have been or is or are being paid under Section 6.3 in respect of Units tendered for redemption, the distribution payable to Unitholders on such next Distribution Record Date shall include a distribution of additional Units having a value equal to the aggregate of such amounts, in which case the amount of cash to be distributed on the distribution shall be reduced by the aggregate of such amounts. In addition, if on any Distribution Record Date the Fund does not have cash in an amount sufficient to pay the full distribution to be made on such Distribution Record Date in cash, the distribution payable to Unitholders on such Distribution Record Date may, at the option of the Trustee, include a distribution of additional Units having a value equal to the cash shortfall, in which case the amount of cash to be distributed on the distribution shall be reduced by the amount of such cash shortfall. For the purposes of this Section 5.9, the value of the additional Units to be issued shall be determined using the closing trading price (or if there was no trade, the average of the last bid and the last ask prices) of the Units on the Distribution Payment Date (or, if the Distribution Payment Date is not a Business Day, on the last Business Day preceding that Distribution Payment Date) on the principal stock exchange where the Units are listed or, if not so listed, such other value as the Trustee shall determine.

## 5.10 Withholding Taxes

The Trustee may deduct or withhold from the distributions payable to any Unitholder amounts required by law to be withheld from such Unitholder's distributions.

## ARTICLE 6
## REDEMPTION OF UNITS

### 6.1 Right of Redemption

Each Unitholder shall be entitled to require the Fund to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

### 6.2 Exercise of Redemption Right

To exercise a Unitholder's right to require redemption under this Article 6, a duly completed and properly executed notice requiring the Fund to redeem Units, in a form approved by the Trustee, shall be sent to the Fund at the head office of the Fund, together with the Unit Certificate or Unit Certificates representing the Units to be redeemed (when ownership of the Units is not represented by a Global Certificate). No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustee and is accompanied by any further evidence that the Trustee may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon receipt by the Fund of the notice to redeem Units, the Unitholder shall thereafter cease to have any rights with respect to the Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the date of receipt by the Fund of such notice. Units shall be considered to be tendered for redemption on the date that the Fund has, to the satisfaction of the Trustee, received the notice, Unit Certificates (when beneficial ownership of the Units is not represented by a Global Certificate) and other required documents or evidence as aforesaid.

### 6.3 Cash Redemption

Subject to Section 6.4, upon receipt by the Fund of the notice to redeem Units in accordance with Section 6.2, the holder of the Units tendered for redemption shall be entitled to receive a price per Unit (hereinafter called the "Cash Redemption Price") equal to the lesser of:

(a) 95% of the market price of the Units on the principal market on which the Units are quoted for trading during the 10 day trading period commencing immediately after the date on which the Units were tendered to the Fund for redemption; and

(b) the closing market price on the principal market on which the Units are quoted for trading, on the date that the Units were so tendered for redemption.

For the purposes of subsection 6.3(a), the market price shall be an amount equal to the weighted average trading price of the Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide the weighted average trading price but only provides the highest and lowest prices of the Units traded on a

particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the bid and ask prices for each day on which there was no trading; the weighted average trading price of the Units for each day that there was trading if the exchange or market provides a weighted average trading price; and the average of the highest and lowest prices of the Units for each day that there was trading, if the market provides only the highest and lowest prices of Units traded on a particular day. For the purposes of subsection 6.3(b), the closing market price shall be: an amount equal to the closing price of the Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Units if there was trading and the exchange or other market provides only the highest and lowest prices of Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date. During the period of time, if any, after a date of closing (including the Date of Closing) that Units issued pursuant to an offering (including the Offering) are subject to payment of an instalment of the issue price and are represented by Instalment Receipts, unless a market for trading in the Units (other than those so represented by Instalment Receipts) develops which the Trustee consider fairly reflects the market value of the Units, the "market price" for purposes of subsection 6.3(a) and the "closing market price" for purposes of subsection 6.3(b) shall equal the aggregate of the "market price" or "closing market price" for such Instalment Receipts (calculated as aforesaid as if the Instalment Receipts were Units) plus the amount of the unpaid instalments of the issue price per Unit.

The Cash Redemption Price payable in respect of the Units tendered for redemption during any month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on the last day of the calendar month following the month in which the Units were tendered for redemption, subject to any security interest in respect of unpaid instalments of the purchase price thereof (a "Security Interest"). Payments made by the Fund of the Cash Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder and/or any party having a Security Interest unless such cheque is dishonoured upon presentment. Upon such payment, the Fund shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed.

## 6.4 No Cash Redemption in Certain Circumstances

Section 6.3 shall not be applicable to Units tendered for redemption by a Unitholder, if:

(a) the total amount payable by the Fund pursuant to Section 6.3 in respect of such Units and all other Units tendered for redemption in the same calendar month exceeds $250,000 provided that the Administrator may, in its sole discretion, waive such limitation in respect of any calendar month;

(b) at the time the Units are tendered for redemption, the outstanding Units or Instalment Receipts, as the case may be, of the Fund are not listed for trading on

The Toronto Stock Exchange and are not traded or quoted on any other stock exchange or market which the Administrator considers, in its sole discretion, provides representative fair market value prices for the Units (or, as applicable, Instalment Receipts); or

(c) the normal trading of the outstanding Units of the Fund (or, as applicable, Instalment Receipts) is suspended or halted on any stock exchange on which the Units or Instalment Receipts, as the case may be, are listed for trading or, if not so listed, on any market on which the Units are quoted for trading, on the date that such Units tendered for redemption were tendered to the Fund for redemption or for more than five trading days during the 10 day trading period commencing immediately after the date on which such Units tendered for redemption were tendered to the Fund for redemption.

## 6.5 In Specie Redemption

If, pursuant to Section 6.4, Section 6.3 is not applicable to Units tendered for redemption by a Unitholder, such Unitholder shall, instead of the Cash Redemption Price per Unit specified in Section 6.3, be entitled to receive a price per Unit (hereinafter called the "In Specie Redemption Price") equal to the fair market value thereof as determined by the Administrator and in making such determination there shall be deducted from such price otherwise determined the amount of the tax liability incurred by the Fund as a result of such redemption (the "Redemption Tax Liability). The In Specie Redemption Price shall, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie of Notes (in the principal amount of $100), Pembina Shares and other securities, if any, acquired by the Fund and from time to time outstanding ("Other Securities"), on the basis, per Unit tendered for redemption, of the number of Notes (in the principal amount of $100) owned by the Fund on the date such Units were tendered for redemption divided by the number of Units of the Fund outstanding on such date and of the number of Pembina Shares owned by the Fund on such date divided by such number of Units of the Fund outstanding on such date, and that number of Other Securities calculated on the same basis as applied to Notes and Pembina Shares, as applicable, provided that such payment shall be reduced on a pro rata basis to reflect the Redemption Tax Liability. No fractional Notes or Pembina Shares or Other Securities shall be distributed and where the number of Notes or Pembina Shares or Other Securities to be received upon redemption by a Unitholder would otherwise include a fraction, that number shall be rounded to the next lowest whole number. The In Specie Redemption Price payable in respect of Units tendered for redemption during any month shall be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the last day (the "Transfer Date") of the calendar month following the month in which the Units were tendered for redemption, of the number of Notes (in the principal amount of $100), the number of Pembina Shares and the number of Other Securities determined as aforesaid. The Fund shall be entitled to all interest paid or accrued and unpaid on the Notes being transferred, and to all dividends on the Pembina Shares being transferred which have been declared and paid or have been declared payable on or before the Transfer Date and to similar treatment in respect of distributions paid or payable and unpaid in respect of Other Securities, if any. Payments by the Fund of the In Specie Redemption Price are conclusively deemed to have been made upon the mailing of the Notes, Pembina Shares

and similar evidence of ownership of Other Securities, if any, by registered mail in a postage prepaid envelope addressed to the former Unitholder. Upon such payment, the Fund shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed.

## 6.6 Cancellation of Certificates for all Redeemed Units

All certificates representing Units which are redeemed under this Article 6 shall be cancelled and such Units shall no longer be outstanding and shall not be reissued.

## 6.7 Deemed Cancellation of Units Tendered into a Take-Over Bid

Notwithstanding any other provisions of this Article 6, in the event any person holding an option granted pursuant to an option plan, compensation arrangement or other similar arrangement approved by the Trustee or Unitholders (as required by applicable law) exercises such option following the commencement of a take-over bid (as defined in the *Securities Act* (Alberta)) which is not exempt from the take-over bid requirements of the *Securities Act* (Alberta) and the optionee tenders the Units received on the exercise of such option pursuant to the take-over bid, in the event any such Units so tendered are not, for any reason, taken up and paid for by the Offeror pursuant to the take-over bid then all such Units so purchased by the optionee shall be and shall be deemed to be cancelled and returned to the Fund, and the Fund, upon receiving a written confirmation that all such Units have been transferred back to the Fund, shall refund to the optionee all consideration paid by him or her in the initial purchase of the Units, excluding any commissions and other fees paid in connection with such purchase.

## 6.8 Purchase for Cancellation

The Fund may from time to time purchase for cancellation some or all of the Units (or other securities of the Fund which may be issued and outstanding from time to time) in the market or upon any recognized stock exchange on which such Units are traded or pursuant to tenders received by the Fund upon request for tenders addressed to all holders of record of Units, provided in each case that the Pembina Directors have determined that such purchases are in the best interests of the Fund.

# ARTICLE 7
# APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE

## 7.1 Trustee's Term of Office

Subject to Sections 7.2 and 7.3, Montreal Trust Company of Canada is hereby appointed as trustee of the Fund for an initial term of office which shall expire immediately upon the tenth annual meeting of Unitholders following the date hereof. A decision to reappoint, or to appoint a successor to, a Trustee shall be made at the tenth annual meeting of the Unitholders and thereafter at each third annual meeting of Unitholders following any meeting at which a reappointment or appointment is made. Any such reappointment or appointment shall be made either by Ordinary Resolution or in the manner set out in Section 7.4. Notwithstanding the foregoing, if a Trustee is not reappointed at the meeting of Unitholders at which the term of office of such Trustee expires and if no successor to such Trustee is appointed at that meeting,

such Trustee shall continue to hold the office of Trustee under this Declaration of Trust until a successor has been appointed under Section 7.4.

### 7.2 Resignation of Trustee

The Trustee may resign from the office of trustee hereunder on giving not less than 60 days' notice in writing to the Fund and the Administrator but no such resignation shall be effective until (i) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee has been made in the manner set out in Section 7.4, and (ii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto.

### 7.3 Removal of Trustee

The Trustee shall be removed by notice in writing delivered by the Administrator to the Trustee in the event that, at any time, the Trustee shall no longer satisfy all of the requirements in Section 7.6 or shall be declared bankrupt or insolvent or shall enter into liquidation, whether compulsory or voluntary, and not being merely a voluntary liquidation for the purposes of amalgamation or reconstruction, or if the assets of the Trustee shall otherwise become liable to seizure or confiscation by any public or governmental authority or if the Trustee shall otherwise become incapable of performing or shall fail in any material respect to perform its responsibilities under this Declaration of Trust or as a result of a material increase in the fees charged by the Trustee. No decision to remove a Trustee under this Section 7.3 shall become effective until approved by an Extraordinary Resolution at a meeting of Unitholders duly called for that purpose and the appointment of, and acceptance of such appointment by, a new Trustee under Section 7.4 in the place of the Trustee to be removed.

### 7.4 Appointment of Successor to Trustee

(a) A successor to a Trustee whose removal has been approved by an Extraordinary Resolution of Unitholders under Section 7.3, whose term has expired without reappointment pursuant to Section 7.1, or which has given notice of resignation under Section 7.2, shall be appointed by Ordinary Resolution at a meeting of Unitholders duly called for that purpose, provided the successor meets the requirements of Section 7.6.

(b) Subject to Section 7.6, the Administrator may appoint a successor to any Trustee whose removal has been approved by an Extraordinary Resolution of the Unitholders under Section 7.3, whose term has expired without reappointment pursuant to Section 7.1, or which has given a notice of resignation under Section 7.2, if the Unitholders fail to do so at such meeting.

No appointment of any successor Trustee (including under Section 7.5) shall be effective until such successor Trustee shall have complied with the provisions of Section 7.2(ii).

### 7.5 Failure to Appoint Successor

In the event that no successor to a Trustee which has delivered a notice of resignation under Section 7.2, whose term has expired without reappointment pursuant to Section 7.1, or which has received notice of removal in accordance with Section 7.3, has accepted an appointment within 120 days after the receipt by the Administrator of the notice of resignation, or 60 days after notice of appointment pursuant to Section 7.1, or 60 days after the receipt by the Trustee of the notice of removal under Section 7.3, the Trustee, the Administrator or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor to the Trustee. The appointment of such successor by such court shall not require of the approval of Unitholders.

### 7.6 Qualification of Trustee

The Trustee and any successor to the Trustee or new Trustee appointed under this Article 7 shall be a corporation incorporated under the laws of Canada or of a province thereof and shall be a resident of Canada for the purposes of the *Income Tax Act*. Such corporation must at all times when it is the Trustee be registered under the laws of the Province of Alberta to carry on the business of a trust company and must have undertaken in writing to discharge all of the obligations and responsibilities of the Trustee under this Declaration of Trust. The Trustee shall be a corporation which has reported in its last annual audited consolidated financial statements (which financial statements shall be dated not more than 505 days prior to the date of appointment) shareholders' equity of at least $100 million or an Affiliate of such a corporation, provided that all of the obligations of such Affiliate hereunder are guaranteed by such a corporation.

## ARTICLE 8
## CONCERNING THE TRUSTEE

### 8.1 Powers of the Trustee

Subject to the terms and conditions of this Declaration of Trust, the Trustee may exercise from time to time in respect of the Fund Assets any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof.

### 8.2 Specific Powers and Authorities

Subject only to the express limitations contained in this Declaration of Trust and in addition to any other powers and authorities conferred by this Declaration of Trust or which the Trustee may have by virtue of any applicable present or future statute or rule of law, the Trustee without any action or consent by the Unitholders shall have and may exercise at any time and from time to time the following powers and authorities which may or may not be exercised by the Trustee in its sole judgment and discretion and in such manner and upon such terms and conditions as they may from time to time determine proper:

(a) to supervise the activities and manage the investments and affairs of the Fund;

(b) to maintain records and provide reports to Unitholders;

(c) to effect payment of distributions to the Unitholders;

(d) to invest funds of the Fund as set forth in Article 4;

(e) to enter into any agreement or instrument purporting to create or provide for rights to acquire Units, and to cause such rights to be issued;

(f) to possess and exercise all the rights, powers and privileges pertaining to the ownership of the Pembina Shares and the Notes, and other securities comprising Fund Assets, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(g) where reasonably required, to engage or employ on behalf of the Fund any persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisors, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(h) except as prohibited by law, to delegate any of the powers and duties of the Trustee to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustee except as provided in this Declaration of Trust;

(i) to collect, sue for and receive all sums of money coming due to the Fund, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, disputes, claims, demands or other litigation or proceedings, regulatory or judicial, relating to the Fund, the assets of the Fund or the Fund's affairs, to enter into agreements therefor, whether or not any suit or proceeding is commenced or claim asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(j) to ensure that adequate arrangements have been made for insurance contracts and policies insuring the Fund, its assets, the business of Pembina, the Trustee or the Unitholders, including against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Fund or by the Trustee or Unitholders or otherwise;

(k) to cause legal title to any of the assets of the Fund to be held by and/or in the name of a Trustee, or except as prohibited by law, by and/or in the name of the Fund or any other custodian or person, on such terms, in such manner, with such

powers in such person as the Trustee may determine and with or without disclosure that the Fund or a Trustee is interested therein, provided however that should legal title to any of the Fund Assets be held by and/or in the name of any person or persons other than a Trustee, the Trustee shall require such person or persons to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Fund;

(l) to enter into and perform the Fund's obligations under and in respect of any and all agreements to which the Fund becomes a party, including but not limited to any unanimous or other shareholders' agreement with the holders of any other securities that may be issued by Pembina, agreements in connection with the Fund's acquisition of Pembina Shares or Notes or other securities, the management of Pembina, the administration and governance of the Fund, or any offering or repurchase of Units by the Fund;

(m) to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Fund, to promote any of the purposes for which the Fund is formed and to carry out the provisions of this Declaration of Trust;

(n) to use their best efforts to ensure that the Fund complies at all times with the requirements of paragraph 108(2)(a) and subsections 132(6) and (7) of the *Income Tax Act*; and

(o) in managing the investments of the Fund the Trustee shall use its reasonable best efforts to ensure the Units do not become "foreign property" under subsection 206(1) of the *Income Tax Act.*

### 8.3 <u>Voting of Shares and Debt Held by the Fund</u>

The Pembina Shares and Notes and other securities held from time to time by the Trustee as part of the Fund Assets may be voted by the Trustee at any and all meetings of shareholders of Pembina or any and all meetings of noteholders of Pembina or at meetings of holders of other securities at which the holders of such Pembina Shares or Notes or other securities are entitled to vote.

### 8.4 <u>Restrictions on Trustee's Powers</u>

(a) Notwithstanding Section 8.3, the Trustee shall not without the approval of an Ordinary Resolution:

(i) change the Auditors as provided in Section 16.3;

(ii) vote the Pembina Shares in favour of the removal or appointment of auditors of Pembina;

(iii) vote the Pembina Shares in favour of the election of directors of Pembina other than nominees of the Administrator under the Governance Agreement;

(iv) vote the Pembina Shares in favour of the ratification of any new bylaw of Pembina or the amendment, repeal or modification of any bylaw of Pembina;

(v) amend or renew the Administration Agreement or enter into a replacement Administration Agreement; or

(vi) vote the Pembina Shares in favour of any matter which requires security holder approval pursuant to stock exchange rules or securities laws, regulations or policies applicable to the Fund.

(b) Notwithstanding Section 8.3, the Trustee may not under any circumstances whatsoever without the approval of Unitholders by Extraordinary Resolution authorize or vote the Pembina Shares in favour of:

(i) any amendment to the Articles of Pembina to change the authorized share capital of Pembina or add or change any restriction on the business of Pembina or amend the rights, privileges, restrictions and conditions attaching to any class of shares of Pembina;

(ii) any sale, lease or exchange of all or substantially all of the property and undertaking of Pembina except in the ordinary course of business of such entity or as part of an internal reorganization of such entity and any one or more of its wholly owned subsidiaries;

(iii) any matter which, under the *Business Corporations Act* (Alberta) or such other legislation as may at the relevant time govern Pembina, requires the sanction of a special resolution of the shareholders of Pembina;

(iv) any amalgamation or other merger of Pembina with any other corporation, except one or more direct or indirect wholly owned subsidiaries of such person;

(v) subject to Section 10.1, amend this Declaration of Trust; or

(vi) any amendment to any unanimous shareholders agreement entered into in respect of Pembina.

(c) The Trustee shall have no power to borrow, incur any indebtedness or give any guarantee on behalf of the Fund or any other person or to charge, pledge, hypothecate or grant any security interest, mortgage or encumbrance over or with respect to all or any of the Fund Assets, provided that:

(i) the Fund may subscribe for or otherwise purchase any securities of Pembina from time to time, whether in connection with the Offering or otherwise, and including Pembina Shares and Notes and may borrow and incur indebtedness for the purpose of paying all or a portion of the subscription or purchase price for such securities and assets and may sell, transfer, assign, charge, hypothecate or grant any security interest, mortgage or encumbrance in, over or with respect to any assets of the Fund, including any amount receivable by the Fund for or in respect of unpaid instalments of the issue price of the Units under the Offering and any subsequent offering of Units and any pledge or security which the Fund may hold as security therefor, all on such terms and conditions as the Trustee may from time to time approve;

(ii) in addition to borrowings permitted by Section 8.4(c), the Fund may from time to time incur indebtedness for short-term borrowings, not to exceed an aggregate principal amount at any time of $1,000,000, and may assign, charge, pledge, hypothecate or grant any security interest, mortgage or encumbrance in, over or with respect to the Fund Assets as security therefor, provided that such indebtedness is repaid in full on or before the third following Distribution Payment Date; and

(iii) in connection with borrowing of money or the obtaining of credit by any direct or indirect subsidiary of the Fund or any entity in which the Fund holds a majority of the equity interest, the Fund may give a guarantee of any obligations of such subsidiary or entity and charge, pledge, hypothecate, or grant any security interest, mortgage or encumbrance over or with respect to all or any of the Fund Assets; and

provided further, for greater certainty, that such restrictions on borrowing, incurring indebtedness, giving of guarantees, or charging, pledging, hypothecating or granting of any security interest, mortgage or encumbrance do not apply to Pembina.

(d) The Trustee shall have no power to sell, assign or otherwise dispose of any Pembina Shares or Notes or other securities (except pursuant to an in specie redemption under Section 6.5) or, subject to subsection 8.4(b) hereof, to sell all or substantially all of the Fund Assets, except with the approval of the Unitholders by Extraordinary Resolution at a meeting of Unitholders called for that purpose or except as part of an internal reorganization of the direct or indirect assets of the Fund as a result of which the Fund has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization.

(e) The Trustee shall not sell, assign or otherwise dispose of any Pembina Shares or Notes or other securities or property owned by the Fund, or acquire any securities

or property or take, or fail to take, any action, which would result in the Fund not qualifying as a "mutual fund trust" under the *Income Tax Act.*

## 8.5 Banking

The banking activities of the Fund, or any part thereof, shall be transacted with such bank, trust company, or other firm or corporation carrying on a banking business as the Trustee may designate, appoint or authorize from time to time and all such banking activities, or any part thereof, shall be transacted on the Fund's behalf by the Trustee, the Administrator or officers of the Administrator, or such other persons as the Trustee may designate, appoint or authorize from time to time including, but without restricting the generality of the foregoing, the operation of the Fund's accounts; the making, signing, drawing, accepting, endorsing, negotiation, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for orders relating to any property of the Fund; the execution of any agreement relating to any property of the Fund; the execution of any agreement relating to any such banking activities and defining the rights and powers of the parties thereto; and the authorizing of any officer of such banker to do any act or thing on the Fund's behalf to facilitate such banking activities.

## 8.6 Standard of Care and Duties

Except as otherwise provided herein, the Trustee shall comply with any agreement contemplated hereby which may be binding on the Trustee or the Fund and shall exercise its powers and carry out its functions hereunder as Trustee honestly and in good faith with a view to the best interests of the Fund and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Trustee shall not be liable in carrying out its duties under this Declaration of Trust except in cases where the Trustee fails to act honestly and in good faith with a view to the best interests of the Fund or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of the Trustee provided as aforesaid are intended to be similar to, and not to be any greater than, those imposed on a director of a corporation governed by the *Business Corporations Act* (Alberta). Unless otherwise required by law, the Trustee shall not be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee shall not be required to devote its entire time to the investments and affairs of the Fund.

## 8.7 Fees and Expenses

As part of the expenses of the Fund, the Trustee may pay or cause to be paid reasonable fees, costs and expenses incurred in connection with the administration and management of the Fund, including (without limitation) fees of auditors, accountants, lawyers, appraisers, the Administrator and other agents, consultants and professional advisors employed by or on behalf of the Fund and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses properly incurred by the Trustee on behalf of the Fund shall be payable out of the Fund Assets.

## 8.8 Limitations on Liabilities of the Trustee

The Trustee, and the officers and agents of the Fund shall not be liable to any Unitholder for any action taken in good faith in reliance on any documents that are, prima facie, properly executed, for any depreciation of, or loss to, the Fund incurred by reason of the sale of any property, for the loss or disposition of monies or securities, for any inaccuracy in any evaluation provided by the Administrator or any other appropriately qualified person, for relying on such evaluation, for any action or failure to act of the Administrator, or for any other action or failure to act (including, without limitation, the failure to compel in any way any former Trustee to redress any breach of trust or any failure by Pembina to perform obligations or pay monies owed to the Fund), except for a breach by the Trustee of the standard of care, diligence and skill as set out in Section 8.6 or unless such liabilities arise out of the Trustee's or such officer's or agent's gross negligence, wilful default or fraud. If the Trustee has retained an appropriate expert or advisor (including, but not limited to, the Administrator) with respect to any matter connected with their duties under this Declaration of Trust, the Trustee may act or refuse to act based on the advice of such expert or advisor and, notwithstanding any provision of this Declaration of Trust, including, without limitation, the standard of care, diligence and skill set out in Section 8.6 hereof, the Trustee shall not be liable for any action or refusal to act based on the advice of any such expert or advisor.

## 8.9 Indemnification of Trustee

(a) The Fund (to the extent of the Fund Assets) is liable to, and shall indemnify and save harmless the Trustee, and each of its directors, officers, employees and agents, and each agent of the Fund including the Administrator and all of their respective successors and assigns in respect of:

(i) any liability and all costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee, such directors, officers, employees and agents or against any agent of the Fund including the Administrator, as the case may be, for or in respect of anything done or permitted to be done in respect of the Fund and the execution of all duties, responsibilities, powers and authorities pertaining thereto; and

(ii) all other costs, taxes, penalties and interest in respect of unpaid taxes and all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the Fund

unless any of the foregoing arises out of the Trustee's or such director's, officer's, employee's or agent's (of the Trustee or the Fund) gross negligence, wilful default or fraud, in which case the provisions of this Section 8.9 shall not apply.

**8.10 Environmental Indemnity**

(a) Subject to Section 8.10(c), the Fund (to the extent of the Fund Assets) is liable to, and shall indemnify and save harmless, the Trustee, its directors, officers, employees and agents and each agent of the Fund including the Administrator, and all of their successors and assigns (collectively, the "Indemnified Parties") against any loss, expense, claim, liability or asserted liability (including strict liability) and including costs and expenses of abatement and remediation of spills or releases or releases of contaminants and including liabilities of the Indemnified Parties to third parties (including governmental agencies) in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties' foreseeable and unforeseeable consequential damages) incurred as a result of:

(i) the administration of the trust created hereby;

(ii) the exercise by the Trustee of any rights or obligations hereunder;

which result from or relate, directly or indirectly, to:

(iii) the presence or release of any contaminants, by any means or for any reason, on or in respect of the properties owned or controlled by Pembina or the Administrator or in respect of which Pembina or the Administrator has an interest which it holds on behalf of the Fund, whether or not such release or presence of the contaminants was under the control, care or management of the Fund, the Administrator, Pembina or of a previous owner or operator of such property;

(iv) any contaminant present on or released from any contiguous property or in the approximate area of the properties referred to in Section 8.10(a); or

(v) the breach or alleged breach of any environmental laws of the Fund or the Administrator.

(b) For purposes of this Section 8.10, "liability" shall include (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants, (ii) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damages and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party, and (iii) liability of the Indemnified Party for damage to or impairment of the environment.

(c) In no event shall the Fund be liable to indemnify an Indemnified Party under Section 8.10 against any loss, expense, claim, liability or asserted liability to the

extent resulting from the gross negligence, wilful default or fraud of the Indemnified Party.

**8.11 Contractual Obligations of Fund**

In respect of any obligations or liabilities being incurred by the Fund, the Trustee, or the Administrator on behalf of the Fund, the Trustee, the Fund and the Administrator shall make all reasonable efforts to include as a specific term of such obligations or liabilities a contractual provision to the effect that neither the Unitholders nor the Trustee have any personal liability or obligations in respect thereof.

**8.12 Apparent Authority**

No purchaser, transfer agent or other person dealing with the Trustee or with any agent of the Trustee shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustee or such agent or make inquiry concerning, or be liable for, the application of money or property paid, lent or delivered to or on the order of the Trustee or of such agent. Any person dealing with the Trustee in respect of any matter pertaining to the Fund Assets and any right, title or interest therein shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified on behalf of the Trustee as to the capacity, power and authority of any officer, employee or any other person to act for and on behalf and in the name of the Fund.

**8.13 Notice to Unitholders of Non-Eligibility for Deferred Income Plans**

If the Trustee becomes aware that the Units have either ceased to be eligible investments for or have become foreign property of registered retirement savings plans, registered retirement income funds and deferred profit sharing plans (all within the meaning of the *Income Tax Act*) or any of such plans, the Trustee shall give notice to Unitholders at their latest address as shown on the register of Unitholders that the Units have ceased to be either eligible investments or are foreign property for such plans. Notwithstanding the foregoing, the Trustee shall not be liable to the Fund or to any Unitholder for any costs, expenses, charges, penalties or taxes imposed upon a Unitholder as a result of or by virtue of a Unit either not being an eligible investment or being foreign property for any such plan, notwithstanding any failure or omission of the Trustee to have given such notice, provided the Trustee have complied with Section 8.6.

**8.14 Declaration as to Beneficial Ownership**

The Trustee may require any Unitholder as shown on the register of Unitholders to provide a declaration, in a form prescribed by the Trustee, as to the beneficial ownership of the Units registered in such Unitholder's name and as to the jurisdiction in which such beneficial owner or owners are resident.

**8.15 Conditions Precedent to Trustee's Obligations to Act**

The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Unitholders shall be conditional

upon the Administrator or Unitholders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity (to the extent sufficient funds for such purpose are not available from the Fund Assets) reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Declaration of Trust shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

## ARTICLE 9
## ADMINISTRATION OF THE FUND

### 9.1 The Administrator

Except as expressly prohibited by law and the terms of this Declaration of Trust, the Trustee may grant or delegate to the Administrator such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Declaration of Trust, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to the Administrator to administer and manage the day-to-day operations of the Fund, to act as agent for the Fund, to execute documents on behalf of the Fund and to make executive decisions which conform to general policies and general principles set forth herein or previously established by the Trustee, provided that the Administrator shall make no decisions with respect to the voting or disposition of the Pembina Shares or the Notes or other securities except with respect to the appointment of that number of Pembina Directors as the Administrator is permitted to appoint under the Governance Agreement. The Administrator shall have the powers and duties expressly provided for herein and in any administration agreement including, without limitation, the power to further delegate administration of the Fund Assets (and the Administrator shall notify the Trustee of the name of the person or persons to whom such further delegation is made and the terms and conditions thereof within 10 Business Days of such delegation). The Trustee may enter into a contract with the Administrator relating to the Administrator's authority, term of appointment, compensation and any other matters deemed desirable by the Trustee. The first Administrator of the Fund is and shall continue to be Pembina Management Inc. and the Trustee shall enter into the Administration Agreement with Pembina Management Inc.

### 9.2 Offerings and Repurchases of Units

The Trustee hereby delegates to the Administrator responsibility for any or all matters relating to any offering or repurchase of Units or rights, warrants or other securities to purchase, to convert or to exchange into Units including (i) ensuring compliance with all applicable laws, (ii) all matters relating to the content of any offering documents and the accuracy of the disclosure contained therein, including the certification thereof, (iii) all matters concerning the terms of the Administration Agreement, and (iv) all matters concerning any underwriting or agency agreement providing for the sale of Units. The Administrator may, and if directed by the Administrator the Trustee shall, execute any agreements on behalf of the Fund as the

Administrator shall have authorized within the scope of any authority delegated to it hereunder; provided, however, that the Administrator may not take any action under this Section 9.2 without the approval and consent of the Pembina Directors.

## 9.3 Role of Pembina Directors

Except as expressly prohibited by law and the terms of this Declaration of Trust, the Trustee hereby delegates the supervision of the day-to-day business and affairs of the Fund to the Pembina Directors, including the supervision of the Administrator in carrying out its duties pursuant to Sections 9.1 and 9.2 hereof, without regard to whether such authority is normally delegated or granted by Trustees.

## 9.4 Liability of Trustee

The Trustee shall have no liability or responsibility for any actions of the Administrator or the Pembina Directors hereunder or, in the case of the Administrator, under the Administration Agreement, and the Trustee, in relying upon the Administrator or the Pembina Directors, as applicable, shall be deemed to have complied with its obligations under Section 8.6.

## 9.5 Power of Attorney

Without limiting any of the other provisions of this Article 9, the Trustee hereby delegates to the Administrator from time to time the full power and authority, and constitutes the Administrator its true and lawful attorney in fact, to sign on behalf of the Fund all prospectuses, annual information forms, management proxy circulars prepared in the ordinary course of business, continuous disclosure documents, other offering documents, issuer bid circulars, income and other tax returns and forms and any other documents ancillary or similar thereto required to be signed by or on behalf of the Fund from time to time.

## 9.6 Performance of Duties

In the event that the Administrator is unable or unwilling to perform its obligations under the Administration Agreement, or there is no Administrator, the Trustee shall either perform all duties of the Administrator thereunder or shall be entitled to engage another person that is duly qualified to perform such obligations.

# ARTICLE 10
# AMENDMENT

## 10.1 Amendment

The provisions of this Declaration of Trust, except where specifically provided otherwise, may only be amended by Extraordinary Resolution; provided that the provisions of this Declaration of Trust may be amended by the Trustee without the consent, approval or ratification of the Unitholders or any other person at any time for the purpose of:

(a) ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustee or the Fund;

(b) providing, in the bona fide opinion of the Trustee, additional protection for the Unitholders;

(c) making changes for any other purpose not inconsistent with the terms of this Declaration of Trust, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions which are, in the opinion of the Trustee, necessary or desirable and not materially prejudicial to the rights of Unitholders; or

(d) making amendments which, in the opinion of the Trustee, are necessary or desirable in the interests of the Unitholders as a result of changes in taxation laws;

but notwithstanding the foregoing, no such amendment shall modify the right to one vote per Unit or reduce the equal undivided beneficial interest in the Fund Assets represented by any Unit without the consent of the holder of such Unit and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of this Section 10.1 without the consent of the holders of all of the Units then outstanding.

**10.2 Notification of Amendment**

As soon as shall be practicable after the making of any amendment pursuant to this Article 10, the Trustee shall furnish written notification of the substance of such amendment to each Unitholder except for any amendment specifically approved by Extraordinary Resolution, or any amendment described in Section 10.1 which in the opinion of the Trustee is not materially prejudicial to the rights and obligations of Unitholders hereunder.

## ARTICLE 11
## MEETINGS OF UNITHOLDERS

**11.1 Annual and Special Meetings of Unitholders**

Annual meetings of the Unitholders shall be called on a day on or before June 30 in each year, at a time and at a place in Canada set by the Trustee. The matters transacted at such meetings shall include the presentation of the audited financial statements of the Fund for the prior fiscal year, the appointment of Pembina Directors for the ensuing year in accordance with the Governance Agreement, the appointment of the Auditors and the auditors of Pembina and the transaction of such other matters as Unitholders may be entitled to vote upon as hereinafter provided in this Article 11 or as the Trustee or the Administrator may determine. Special meetings of the Unitholders may be called at any time by the Trustee and shall be called by the Trustee upon a written request of Unitholders holding in the aggregate not less than 5% of the Units then outstanding, such request specifying in reasonable detail the business proposed to be transacted at such meeting. The chairman of any annual or special meeting shall be the person designated by the Trustee except that, on the motion of any Unitholder, any person may be

elected as chairman by a majority of the votes cast at the meeting instead of such person or in the event that no person shall be designated by the Trustee. The Unitholders, the Trustee, the Auditors and any other person approved by the Trustee, the chairman of the meeting or by resolution passed by a majority of the Unitholders may attend meetings of the Unitholders.

### 11.2 Notice of Meetings

Notice of all meetings of Unitholders shall be given by unregistered mail, postage prepaid, addressed to each Unitholder at his or her last address on the books of the Fund, mailed at least 21 days and not more than 50 days before the meeting. Such notice shall specify the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasonable judgment thereon, together with the text of any Extraordinary Resolution, at the time of mailing of the notice, proposed to be passed. Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice or the non-receipt of such notice by any Unitholder shall not invalidate any resolution passed at any such meeting. Notwithstanding the foregoing, a meeting of Unitholders may be held at any time without notice if all the Unitholders are present or represented thereat or those not so present or represented have waived notice. Any Unitholder (or a duly appointed proxy of a Unitholder) may waive any notice required to be given under the provisions of this section, and such waiver, whether given before or after the meeting, shall cure any default in the giving of such notice.

### 11.3 Quorum

At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 10% of the outstanding Units. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if called by request of Unitholders, shall be terminated and, if otherwise called, shall stand adjourned to such day being not less than 14 days later and to such place and time as may be appointed by the chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

### 11.4 Voting Rights of Unitholders

Only Unitholders of record shall be entitled to vote and each Unit shall entitle the holder or holders of that Unit to one vote on a poll vote at any meeting of Unitholders. Every question submitted to a meeting, other than an Extraordinary Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any holder of Units entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been received by the Transfer Agent for verification at least 24 hours prior to the commencement of such meeting. When any Unit is

held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners of their proxies so present disagree as to any vote to be cast, such vote purporting to be executed by or on behalf of a Unitholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.

**11.5 Resolutions Binding the Trustee**

Unitholders shall be entitled to pass resolutions that will bind the Trustee only with respect to the following matters:

(a) the appointment or removal of a Trustee as provided in Article 7;

(b) the appointment or removal of Auditors as provided in Article 16;

(c) the appointment of an Inspector as provided in Section 11.9;

(d) amendments of this Declaration of Trust as provided in Section 10.1;

(e) the termination of the Fund as provided in Article 13;

(f) the sale of the Fund Assets as an entirety or substantially as an entirety other than as part of an internal reorganization; and

(g) the matters specified in Section 8.4 as requiring Unitholder approval.

Except with respect to the above matters set out in this Section 11.5, no action taken by the Unitholders or any resolution of the Unitholders at any meeting shall in any way bind the Trustee. Any action taken or resolution passed in respect of any matter at a meeting of Unitholders shall be by Extraordinary Resolution, unless the contrary is otherwise expressly provided under any specific provision of this Declaration of Trust and except for the matters set out in subsections (a), (b) and (c) above, which matters may be dealt with by a resolution passed by a majority of the votes cast by Unitholders represented at the meeting.

**11.6 Meaning of "Extraordinary Resolution"**

(a) The expression "Extraordinary Resolution" when used in this Declaration of Trust means a resolution proposed to be passed as an extraordinary resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of this Article at which two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 10% of the number of Units then outstanding and passed by the affirmative votes of the holders of not less than 66⅔% of the Units represented at the meeting and voted on a poll upon such resolution or a written resolution executed in accordance with Section 11.10.

(b) Notwithstanding Section 11.3, if at any meeting at which an Extraordinary Resolution is proposed to be passed the holders of 10% of the aggregate number of Units outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later and to such place and time as may be appointed by the chairman. Not less than ten days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 11.2. Such notice shall state that at the adjourned meeting the Unitholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Unitholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection (a) of this Section shall be an Extraordinary Resolution within the meaning of this Declaration of Trust, notwithstanding that the holders of less than 10% of the aggregate number of Units then outstanding are present in person or by proxy at such adjourned meeting.

(c) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

### 11.7 Meaning of "Outstanding"

Every Unit issued, certified and delivered hereunder shall be deemed to be outstanding for the purpose of this Declaration of Trust until it shall be cancelled or delivered to the Trustee or Transfer Agent for cancellation provided that:

(a) when a new Unit Certificate has been issued in substitution for a Unit Certificate which has been lost, stolen or destroyed, only one of such Unit Certificates shall be counted for the purposes of determining the number of Units outstanding; and

(b) for the purpose of any provision of this Declaration of Trust entitling holders of outstanding Units to vote, sign consents, requisitions or other instruments or take any action under this Declaration of Trust, Units owned directly or indirectly, legally or equitably, by the Fund, the Administrator or Pembina or any affiliate thereof shall be disregarded except that:

(i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action only the Units which the Trustee knows are so owned shall be so disregarded; and

(ii) Units so owned which have been pledged in good faith other than to the Fund, Pembina or any affiliate thereof shall not be so disregarded if the

pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Units in his or her discretion free from the control of the Fund, the Administrator, Pembina or any affiliate thereof.

### 11.8 Record Date for Voting

For the purpose of determining the Unitholders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than 50 days and not less than 21 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders entitled to vote at such meeting or any adjournment thereof; and any Unitholder who was a Unitholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though the Unitholder has since that time disposed of his or her Units, and no Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the date upon which notice of the meeting is given as provided under Section 11.2.

### 11.9 Appointment of Inspector

The Trustee shall call a meeting of Unitholders upon the written request of Unitholders holding in the aggregate not less than 5% of the Units then outstanding for the purpose of considering the appointment of an inspector (the "Inspector") to investigate the performance by the Trustee or the Administrator of their respective responsibilities and duties in respect of the Fund. An Inspector may be appointed for such purpose, at the expense of the Fund, at such meeting by a resolution approved by a majority of the votes cast at the meeting. The Inspector shall have such powers not inconsistent herewith as may be conferred upon the Inspector at such meeting but in any event shall not have any powers to act in any capacity as Trustee hereunder or in place or instead of the Trustee in any manner hereunder.

### 11.10 Resolutions in Writing

Notwithstanding any other provision of this Declaration of Trust, a resolution in writing executed by Unitholders holding 66⅔% of the Units outstanding at any time shall be as valid and binding for all purposes of this Declaration of Trust as if such Unitholders had exercised at that time all of the voting rights to which they were then entitled hereunder in favour of such resolution at a meeting of Unitholders duly called for the purpose.

## ARTICLE 12
## CERTIFICATES, REGISTRATION AND TRANSFER OF UNITS

### 12.1 Nature of Units

The provisions of this Article 12 shall not in any way alter the nature of Units or the relationships of a Unitholder to the Trustee and of one Unitholder to another but are intended only to facilitate the issuance of certificates evidencing the ownership of Units and the recording of all transactions in respect of Units and Unit Certificates whether by the Fund, securities dealers, stock exchanges, transfer agents, registrars or other persons.

## 12.2 Unit Certificates

(a) Unit Certificates shall, subject to the provisions hereof, be in such form as is authorized from time to time by the Trustee.

(b) Unit Certificates are issuable only in fully registered form.

(c) The definitive form of the Unit Certificates shall:

(i) be in both English and French languages;

(ii) be dated as of the date of issue thereof; and

(iii) contain such distinguishing letters and numbers as the Trustee shall prescribe.

(d) In the event that any provision of the Unit Certificates in the French language shall be susceptible of an interpretation different from the equivalent provision in the English language, the interpretation of such provision in the English language shall be determinative.

(e) Each Unit Certificate shall be signed on behalf of the Trustee and the Transfer Agent of such Units. The signature of the Trustee required to appear on such certificate may be manually signed or may be printed, lithographed or otherwise mechanically reproduced thereon and, in the event of the latter, certificates so signed are as valid as if they had been signed manually.

(f) Subject to Section 12.2(g), all Units issued pursuant to the Offering and in any subsequent offerings will be represented in the form of a fully registered global Unit Certificate (a "Global Certificate") held by, or on behalf of, the Depository as custodian of the Global Certificate (for its participants) and registered in the name of the Depository or its nominee. To the extent Units issued pursuant to the Offering and in any subsequent offerings, or otherwise, are sold to U.S. persons pursuant to exemptions under U.S. securities legislation, an additional fully registered global Unit Certificate may be deposited with a U.S. depository or an agent thereof and registered in the name of such depository or its nominee and evidencing Units purchased by such U.S. persons. Except as described in Section 12.2(g), no purchaser of a Unit will be entitled to a certificate or other instrument from the Fund, the Depository or any U.S. depository evidencing the purchaser's ownership of the Unit. Instead, Units will be represented only in book-entry form. Beneficial interests in Units represented by the Global Certificate, evidencing ownership of the Units, will be represented through book-entry accounts of institutions (including underwriters, brokers and dealers) acting on behalf of the beneficial owners, as direct and indirect participants of the Depository and, in the case of sales to U.S. persons, beneficial interests in Units represented by a second global Unit Certificate, if any, evidencing ownership of the Units purchased by such U.S. persons, will be represented by book-entry

accounts of institutions (including underwriters, brokers and dealers) acting on behalf of the beneficial owners, as direct and indirect participants of the U.S. depository.

(g) If the Depository notifies the Fund that it is unwilling or unable to continue as depository in connection with the Global Certificate, or if at any time the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Fund and the Trustee are unable to locate a qualified successor, or if the Fund elects to terminate the book-entry system, beneficial owners of Units represented by the Global Certificate will receive definitive Unit Certificates. The provisions of this Section 12.2(g) shall apply, *mutatis mutandis*, in respect of any U.S. depository at which a second global Unit Certificate has been deposited.

**12.3 Contents of Unit Certificates**

Until otherwise determined by the Trustee, each Unit Certificate shall legibly set forth on the face thereof, inter alia, the following:

(a) the name of the Fund and the words "A trust created under the laws of the Province of Alberta by a Declaration of Trust dated as of September 4, 1997" or words of like effect;

(b) the name of the person to whom the Unit Certificate is issued as Unitholder;

(c) the number of Units represented thereby and whether or not the Units represented thereby are fully paid;

(d) that the Units represented thereby are transferable;

(e) "The Units represented by this certificate are issued upon the terms and subject to the conditions of the Declaration of Trust, which Declaration of Trust is binding upon all holders of Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Declaration of Trust. A copy of the Declaration of Trust pursuant to which this certificate and the Units represented thereby are issued may be obtained by a Unitholder on demand and upon payment of reasonable reproduction costs" or words of like effect; and

(f) "For information as to personal liability of a Unitholder, see the reverse side of this certificate" or words of like effect.

Until otherwise determined by the Trustee, each such certificate shall legibly set forth on the face or the reverse side thereof, inter alia, the following:

(g) "The Declaration of Trust provides that no Unitholder shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the assets of the Fund or the obligations or the affairs of the Fund

and all such persons shall look solely to the assets of the Fund for satisfaction of claims of any nature arising out of or in connection therewith and the assets of the Fund only shall be subject to levy or execution", or words of like effect; and

(h) appropriate forms of notice of exercise of the right of redemption and of powers of attorney for transferring Units.

The Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustee may determine.

**12.4 Register of Unitholders**

A register shall be kept at the principal corporate trust office in Calgary, Alberta of the Transfer Agent, which register shall contain the names and addresses of the Unitholders, the respective numbers of Units held by them, the certificate numbers of the certificates representing such Units and a record of all transfers and redemptions thereof. Branch transfer registers shall be maintained at such other offices of the Transfer Agent as the Trustee may from time to time designate. Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as a Unitholder on the register of the Fund as the owner of such Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders.

**12.5 Limitation on Non-Resident Ownership**

At no time may non-residents of Canada be the beneficial owners of a majority of the Units and the Trustee shall inform the Transfer Agent of this restriction. The Transfer Agent or the Trustee may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the Transfer Agent or the Trustee becomes aware, as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% or greater of the Units then outstanding are, or may be, non-residents or that such a situation is imminent, the Transfer Agent or the Trustee may make a public announcement thereof and the Transfer Agent shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration in form and content satisfactory to the Trustee that the person is not a non-resident. If notwithstanding the foregoing, the Transfer Agent or the Trustee determines that a majority of the Units are held by non-residents, the Transfer Agent may, or the Trustee may cause the Transfer Agent to, send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Transfer Agent or the Trustee may consider equitable and practicable, requiring them to sell their units or a portion thereof to a Canadian resident within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Transfer Agent with satisfactory evidence that they are non-residents within such period, the Transfer Agent may on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Upon such sale the affected holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the Unit Certificates representing such Units.

## 12.6 Transfer of Units

(a) Subject to the provisions of this Article 12, the Units shall be fully transferable without charge as between persons, but no transfer of Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register or one of the branch transfer registers maintained by the Trustee, the Fund or the Transfer Agent. No transfer of a Unit shall be recognized unless such transfer is of a whole Unit.

(b) Subject to the provisions of this Article 12, Units shall be transferable on the register or one of the branch transfer registers only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents or attorneys duly authorized in writing, and only upon delivery to the Fund or to the Transfer Agent of the certificate therefor, properly endorsed or accompanied by a duly executed instrument of transfer or power of attorney and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustee or the Transfer Agent. Upon such delivery the transfer shall be recorded on the register or branch transfer registers and a new certificate for the Units shall be issued to the transferee and a new certificate for the balance of Units not transferred shall be issued to the transferor.

(c) Subject to the provisions of this Article 12, any person becoming entitled to any Units as a consequence of the death, bankruptcy or mental incompetence of any Unitholder, or otherwise by operation of law, shall be recorded as the holder of such Units and shall receive a new certificate therefor only upon production of evidence satisfactory to the Trustee or the Transfer Agent and delivery of the existing certificate to the Trustee or the Transfer Agent, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Units for all purposes whether or not the Trustee or the Transfer Agent shall have actual or other notice of such death or other event.

(d) Subject to the provisions of this Article 12, Unit Certificates representing any number of Units may be exchanged without charge for Unit Certificates representing an equivalent number of Units in the aggregate. Any exchange of Unit Certificates may be made at the offices of the Fund or the Transfer Agent where registers are maintained for Unit Certificates pursuant to the provisions of this Article 12. Any Unit Certificates tendered for exchange shall be surrendered to the Trustee or appropriate Transfer Agent and then shall be cancelled.

## 12.7 Units Held Jointly or in a Fiduciary Capacity

The Trustee may treat two or more persons holding any Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Fund, but no entry shall be made in the register or on any Unit Certificate that any person is

in any other manner entitled to any future, limited or contingent interest in any Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any Unit Certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

**12.8 Performance of Trust**

The Trustee and the Unitholders shall not be bound to, be responsible for or otherwise enquire into or ensure the performance of any trust express, implied or constructive, or of any pledge or equity to which any of the Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Units or interests therein by any such Unitholder or by his or her personal representatives is authorized by such trust, pledge, or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

**12.9 Lost Certificates**

In the event that any certificate for Units is lost, stolen, destroyed or mutilated, the Trustee or the Transfer Agent may authorize the issuance of a new certificate for the same number of Units in lieu thereof. The Trustee or the Transfer Agent may in their or its discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee or the Transfer Agent may deem necessary, to surrender any mutilated certificate and may require the applicant to supply to the Fund a "lost certificate bond" or a similar bond in such reasonable sum as the Trustee or the Transfer Agent may direct indemnifying the Fund and the Transfer Agent for so doing.

**12.10 Death of a Unitholder**

The death of a Unitholder during the continuance of the Fund shall not terminate the Fund or any of the mutual or respective rights and obligations created by or arising under this Declaration of Trust nor give such Unitholder's personal representatives a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustee or the Fund Assets, but shall merely entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new certificate for Units in place of the certificate held by the deceased Unitholder, subject to the use of a Global Certificate as contemplated in Article 12, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Declaration of Trust.

**12.11 Unclaimed Interest or Distribution**

In the event that the Trustee shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current interest-bearing account pending payment to the person or persons entitled thereto. The Trustee

shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the public trustee (or other appropriate government official or agency) whose receipt shall be a good discharge and release of the Trustee.

**12.12 Offers for Units**

(a) In this Section 12.12:

(i) "**Associate**" shall have the meaning set forth in the *Securities Act* (Alberta), as amended from time to time;

(ii) "**Dissenting Unitholder**" means a Unitholder who does not accept an Offer referred to in subsection (b) and includes any assignee of the Unit of a Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Declaration of Trust;

(iii) "**Offer**" means an offer to acquire outstanding Units;

(iv) "**offer to acquire**" includes an acceptance of an offer to sell;

(v) "**Offeror**" means a person, or two or more persons acting jointly or in concert, who make an Offer to acquire Units;

(vi) "**Offeror's Notice**" means the notice described in subsection (c);

(vii) "**Offeror's Units**" means Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offerer or any person or company acting jointly or in concert with the Offeror;

(b) If an Offer for all of the outstanding Units (other than Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and, by such Offer, the Offeror agrees to be bound by the provisions of this Article 12 and

(i) within the time provided in the Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Unitholders representing at least 90% of the outstanding Units, other than the Offerer's Units;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for the Units of the Unitholders who accepted the Offer; and

(iii) the Offeror complies with subsections (c) and (e) of this Section 12.12;

the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Units held by the Dissenting Unitholders for the same consideration per Unit payable or paid, as the case may be, under the Offer.

(c) Where an Offeror is entitled to acquire Units held by Dissenting Unitholders pursuant to subsection (b) of this Section 12.12, and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "Offerer's Notice") to each Dissenting Unitholder stating that:

(i) Unitholders holding at least 90% of the Units of all Unitholders, other than Offeror's Units, have accepted the Offer;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Units of the Unitholders who accepted the Offer; and

(iii) Dissenting Unitholders must transfer their respective Units to the Offeror on the terms on which the Offeror acquired the Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice.

(d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to subsection (c) of this Section 12.12 shall, within 21 days after the sending of the Offeror's Notice, send his or her Unit Certificate(s) to the Fund (subject to the use of a global Unit Certificate as contemplated in Article 12), duly endorsed for transfer.

(e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to subsection (c) of this Section 12.2, the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustee may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to subsection (b) of this Section 12.12.

(f) The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Unitholders the cash or other consideration they or it receives under subsection (e) of this Section 12.12 and such cash or other consideration shall not form part of the Fund Assets. The Trustee, or such persons, shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(g) Within 30 days after the date of the sending of an Offeror's Notice pursuant to subsection (c) of this Section 12.12, the Trustee, if the Offeror has complied with subsection (e) of this Section 12.12, shall:

(i) do all acts and things and execute and cause to be executed all instruments as in the Trustee's opinion may be necessary or desirable to cause the transfer of the Units of the Dissenting Unitholders to the Offeror;

(ii) send to each Dissenting Unitholder who has complied with subsection (d) the consideration to which such Dissenting Unitholder is entitled under this Section 12.12; and

(h) send to each Dissenting Unitholder who has not complied with subsection (d) of this Section 12.12 a notice stating that:

(i) his or her Units have been transferred to the Offeror;

(ii) the Trustee or some other person designated in such notice are holding in trust the consideration for such Units; and

(iii) the Trustee, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholder's Unit Certificate(s) (subject to the use of a global Unit Certificate as contemplated in Article 12) or such other documents as the Trustee, or such other person may require in lieu thereof;

and the Trustee is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(i) An Offeror cannot make an Offer for Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Fund and the Administrator.

**12.13 Power of Attorney**

Each Unitholder hereby grants to the Administrator, its successors and assigns, a power of attorney constituting the Administrator, with full power of substitution, as his or her true and lawful attorney to act on his or her behalf, with full power and authority in his or her name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required:

(a) this Amended and Restated Declaration of Trust, any amendment to this Amended and Restated Declaration of Trust and any other instrument required or desirable to qualify, continue and keep in good standing the Fund as a mutual fund trust;

(b) any instrument, deed, agreement or document in connection with carrying on the activities and affairs of the Fund as authorized in this Amended and Restated Declaration of Trust;

(c) all conveyances and other documents required in connection with the dissolution or liquidation of the Fund in accordance with the terms of this Amended and Restated Declaration of Trust; and

(d) any and all elections, determinations or designations whether jointly with third parties or otherwise, under the *Income Tax Act* or any other taxation or other legislation or similar laws of Canada or of any other jurisdiction in respect of the affairs of the Fund or of a Unitholder's interest in the Fund.

The power of attorney granted herein is irrevocable and will survive the death, disability or bankruptcy of the Unitholder or the assignment by the Unitholder of all or part of his or her interest in the Fund and will extend to and bind the heirs, executors, administrators and other legal representatives and successors and assigns of the Unitholder.

## ARTICLE 13
## TERMINATION

### 13.1 Term of Fund

Subject to other provisions of this Declaration of Trust, the Fund shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on September 4, 1997. For the purpose of terminating the Fund by such date, the Fund shall commence to wind-up the affairs of the Fund on such date as may be determined by the Trustee, being not more than two years prior to the end of the term of the Fund.

### 13.2 Termination with the Approval of Unitholders

The Unitholders may vote by Extraordinary Resolution to terminate the Fund at any meeting of Unitholders duly called by the Trustee for the purpose of considering termination of the Fund, following which the Trustee shall commence to wind-up the affairs of the Fund. Such Extraordinary Resolution may contain such directions to the Trustee as the Unitholders determine, including a direction to distribute the Pembina Shares or Notes and other securities, if any, held by the Fund, in specie.

### 13.3 Procedure Upon Termination

Forthwith upon being required to commence to wind-up the affairs of the Fund, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Units for cancellation and the date at which the registers of Units of the Fund shall be closed.

### 13.4 Powers of the Trustee Upon Termination

After the date on which the Trustee are required to commence to wind-up the affairs of the Fund, the Trustee shall carry on no activities except for the purpose of winding-up the affairs of the Fund as hereinafter provided and, for this purpose, the Trustee shall continue to be vested

with and may exercise all or any of the powers conferred upon the Trustee under this Amended and Restated Declaration of Trust.

**13.5 Sale of Investments**

After the date referred to in Section 13.3, the Trustee shall proceed to wind-up the affairs of the Fund as soon as may be reasonably practicable and for such purpose shall, subject to any direction to the contrary in respect of a termination authorized under Section 13.2, sell and convert into money the Pembina Shares and Notes and all other securities and assets comprising the Fund in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders (in respect of a termination authorized under Section 13.2). If the Trustee is unable to sell all or any of the Pembina Shares or Notes or other securities and assets which comprise part of the Fund by the date set for termination, the Trustee may distribute undivided interests in the remaining Pembina Shares or Notes or other securities and assets directly to the Unitholders in accordance with their pro rata shares.

**13.6 Distribution of Proceeds**

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Fund and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the Pembina Shares and Notes and other securities and assets together with any cash forming part of the Fund Assets among the Unitholders in accordance with their pro rata shares.

**13.7 Further Notice to Unitholders**

In the event that less than all of the Unitholders have surrendered their Units for cancellation within six (6) months after the time specified in the notice referred to in Section 13.3, the Trustee shall give further notice to the remaining Unitholders to surrender their Units for cancellation and if, within one (1) year after the further notice, all the Units shall not have been surrendered for cancellation, such remaining Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Units to receive their pro rata share of the remaining Fund Assets, and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all reasonable expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into court.

**13.8 Responsibility of the Trustee after Sale and Conversion**

The Trustee shall be under no obligation to invest the proceeds of any sale of investments or other assets or cash forming part of the Fund Assets after the date referred to in Section 13.3 and, after such sale, the sole obligation of the Trustee under this Declaration of Trust shall be to hold such proceeds in trust for distribution under Section 13.6.

## ARTICLE 14
## SUPPLEMENTAL INDENTURES

### 14.1 Provision for Supplemental Indentures for Certain Purposes

The Trustee may, without approval of Unitholders and subject to the provisions hereof, and it shall, when so directed in accordance with the provisions hereof, execute and deliver indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) modifying or amending any provisions of this Declaration of Trust in the circumstances set forth in Section 10.1 where the Trustee may do so without the consent, approval or ratification of the Unitholders or any other person; and

(b) modifying or amending any provisions of this Declaration of Trust where the modification or amendment has been approved by Extraordinary Resolution or, if required, with the consent of the holders of all of the Units.

## ARTICLE 15
## GENERAL

### 15.1 Notices

(a) Any notice or other document required to be given or sent to Unitholders under this Declaration of Trust shall be given or sent through ordinary post addressed to each registered holder at his or her last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the Report on Business section of the National Edition of The Globe and Mail or similar section of any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the register or a branch register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, after publishing such notice twice in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

(b) Any written notice or written communication given to the Trustee shall be addressed to the Trustee at the head office of the Fund and shall be deemed to have been given on the date of delivery or, if mailed, 5 days from the date of mailing. If any such notice or communication shall have been mailed and if regular mail service shall be interrupted by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, such notice or communication shall be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service, provided that during

the period that regular mail service shall be interrupted any notice or other communication shall be delivered or given by personal delivery or other means of prepaid, transmitted or recorded communication.

(c) Any written notice or written communication given to the Administrator shall be addressed to the Administrator at the head office of the Fund and shall be deemed to have been given on the date of delivery or, if mailed, 5 days from the date of mailing. If any such notice or communication shall have been mailed and if regular mail service shall be interrupted by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, such notice or communication shall be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service, provided that during the period that regular mail service shall be interrupted any notice or other communication shall be delivered or given by personal delivery or other means of prepaid, transmitted or recorded communication.

**15.2 Failure to Give Notice**

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give any Unitholder any notice provided for herein shall not affect the validity, effect or taking effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

**15.3 Joint Holders**

Service of a notice or document on any one of several joint holders of Units shall be deemed effective service on the other joint holders.

**15.4 Service of Notice**

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee have notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons having an interest in the Units concerned.

**15.5 Information Available to Unitholders**

(a) Any Person who shall have provided reasonable evidence to the Trustee and the Administrator that such Person is a beneficial holder of Units shall have the right to obtain, on demand and on payment of reasonable reproduction costs, from the head office of the Fund a copy of this Amended and Restated Declaration of Trust and any amendments thereto.

(b) Any Person who shall have provided reasonable evidence to the Trustee and the Administrator that such Person is a beneficial holder of Units, on payment of a reasonable fee and on sending to the Trustee and the Administrator the affidavit

referred to in subsection (f), may on application require the Trustee or its agent to furnish on the tenth Business Day from the receipt of the affidavit a list (in this Section referred to as the "Basic List") made up to a date not more than 10 Business Days before the date of receipt of the affidavit setting out:

(i) the names of the Unitholders of the Fund,;

(ii) the number of Units owned by each Unitholder; and

(iii) the address of each Unitholder,

as shown on the records of the Fund.

(c) A Person requiring the Fund to supply a Basic List may, if he states in the affidavit referred to in subsection (b) above that he requires supplemental lists, require the Trustee or its agent on payment of a reasonable fee to furnish supplemental lists setting out any changes from the Basic List in the information provided in it for each Business Day following the date that the Basic List is made up to.

(d) The Trustee or its agent shall furnish a supplemental list required under subsection (c):

(i) on the date the Basic List is furnished, if the information relates to changes that took place prior to that date; and

(ii) on the Business Day following the day to which the supplemental list relates, if the information relates to changes that take place on or after the date the Basic List is furnished.

(e) A Person requiring the Trustee to supply a Basic List or a supplemental list may also require the Trustee to include in that list the name and address of any known holder of an option or right to acquire Units of the Fund.

(f) The affidavit required under subsection (b) shall state:

(i) the name and address of the applicant;

(ii) the name and address for service of the applicant if the applicant is not an individual; and

(iii) that the applicant is a beneficial holder of Units,

and shall be accompanied by an undertaking of the applicant that the Basic List and any supplemental lists obtained pursuant to subsection (c) will not be used except as permitted under subsection (h).

(g) If the applicant is a Person that is not an individual, the affidavit shall be made by a director or officer, or person acting in a similar capacity, of such Person.

(h) A list of Unitholders obtained under this Section shall not be used by any Person except in connection with:

(i) an effort to influence the voting of Unitholders of the Fund;

(ii) an offer to acquire (as defined in Section 12.12) Units of the Fund; or

(iii) any other matter relating to the affairs of the Fund.

**15.6 Income Tax: Obligations of the Trustee**

The Trustee shall satisfy, perform and discharge all obligations and responsibilities of the Trustee under the *Income Tax Act* (including any obligations of the Fund under Part XIII of the said Act) and neither the Fund nor the Trustee shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustee consistent with any such obligations or responsibilities.

**15.7 Income Tax: Designations**

In the return of its income under Part I of the *Income Tax Act* for each fiscal year, the Fund shall make such designations, determinations and allocations with respect to any amounts or portions of amounts which it has received, distributed, declared payable or allocated to Unitholders in the year including, without restricting the generality of the foregoing, designations with respect to dividend income and realized net capital gains or with respect to any expenses incurred by the Fund or any tax deductions to which the Fund may be entitled, all as the Trustee in its discretion shall deem to be reasonable and equitable.

In respect of the first taxation year of the Fund, the Fund shall elect pursuant to subsection 132(6) of the *Income Tax Act* that the Fund be deemed to be a mutual fund trust for the entire year.

**15.8 Income Tax: General**

The Trustee shall claim the maximum deductions or losses available to the Fund for the purposes of computing its income pursuant to the provisions of the *Income Tax Act* to the extent required to reduce the income or taxable income of the Fund to nil or such lesser amounts as the Trustee may determine to be in the best interests of the Unitholders.

**15.9 Taxation Year**

The taxation year of the Fund shall end on December 31 of each year.

**15.10 Financial Disclosure**

The Fund will send to Unitholders:

(a) at least 21 days prior to the date of each annual meeting of Unitholders, the annual financial statements of the Fund for the fiscal year ended immediately prior to such annual meeting, together with comparative financial statements for the preceding fiscal year, if any, and the report of the Auditors thereon referred to in Section 16.4; and

(b) within 60 days after the end of each fiscal quarter of the Fund (not including the fiscal quarter ending December 31 of each fiscal year), unaudited quarterly financial statements of the Fund for such fiscal quarter, together with comparative financial statements for the same fiscal quarter in the preceding fiscal year, if any.

Such financial statements shall be prepared in accordance with generally accepted accounting principles in Canada as recommended from time to time in the Handbook of the Canadian Institute of Chartered Accountants; provided that such statements may vary from such principles to the extent required to comply with applicable securities laws or securities regulatory requirements or to the extent permitted by applicable securities regulatory authorities.

### 15.11 Unitholder Meeting Information

Prior to each meeting of Unitholders, the Trustee will provide to each Unitholder, together with the notice of the meeting:

(a) a form of proxy which can be used by a Unitholder to appoint a proxy, who need not be a Unitholder, to attend and act at the meeting on behalf of the Unitholder, in the manner and to the extent authorized by the proxy;

(b) a management proxy circular substantially similar to a circular which the directors of a corporation subject to the *Business Corporations Act* (Alberta) would be required to provide to the shareholders of the corporation in such circumstances; and

(c) all other information required by applicable law.

### 15.12 Taxation Information

On or before February 28 in each year, the Fund will provide to Unitholders who received distributions from the Fund in the prior calendar year, such information and forms as may be needed by such Unitholders in order to complete their tax returns in respect of the prior calendar year under the *Income Tax Act* and equivalent provincial legislation in Canada.

## ARTICLE 16
## AUDITORS

### 16.1 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Canada.

**16.2 Appointment of Auditors**

KPMG, Chartered Accountants are appointed as the auditors of the Fund, to hold such office until the first annual meeting of the Unitholders. The Auditors will be selected at each succeeding annual meeting of Unitholders. The Auditors will receive such remuneration as may be approved by the Trustee.

**16.3 Change of Auditors**

The Auditors may at any time be removed by the Trustee with the approval of a majority of the votes cast by Unitholders at a meeting of Unitholders duly called for the purpose and, upon the resignation or the removal of Auditors as aforesaid, new auditors may be appointed by a majority of votes cast by Unitholders at a meeting duly called for the purpose or, in the absence of such meeting, by the Trustee.

**16.4 Reports of Auditors**

The Auditors shall audit the accounts of the Fund at least once in each year and a report of the Auditors with respect to the annual financial statements of the Fund shall be provided to each Unitholder with the annual financial statements referred to in Section 15.10.

## ARTICLE 17
## MISCELLANEOUS

**17.1 Successors and Assigns**

The provisions of this Amended and Restated Declaration of Trust shall enure to the benefit of, and be binding upon, the parties and their heirs, executors, administrators, personal representatives, successors and assigns.

**17.2 Counterparts**

This Amended and Restated Declaration of Trust may be simultaneously executed in several counterparts, each of which when executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

**17.3 Severability**

If any provision of this Amended and Restated Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

**IN WITNESS WHEREOF** this Amended and Restated Declaration of Trust is executed effective the 30th day of April, 1999.

**MONTREAL TRUST COMPANY OF CANADA**

Per: *"Stacie Moore"*

Per: *"Cavelle Fowler"*

**PEMBINA MANAGEMENT INC.**

Per: *"W.R. Stedman"*

Per: *"D.J. Watkinson"*

**ACKNOWLEDGEMENT AND UNDERTAKING**

**PEMBINA PIPELINE CORPORATION** hereby acknowledges that it has certain duties, responsibilities and obligations hereunder and undertakes to perform such duties, responsibilities and obligations in accordance with the terms hereof.

**PEMBINA PIPELINE CORPORATION**

Per: *"David N. Kitchen"*

Per: *"Lorne B. Gordon"*

**FIRST AMENDING AGREEMENT TO AMENDED AND RESTATED DECLARATION OF TRUST**

THIS FIRST AMENDING AGREEMENT to the Amended and Restated Declaration of Trust made as of the 28th day of April, 2000.

BETWEEN:

**MONTREAL TRUST COMPANY OF CANADA,** a trust company incorporated under the laws of Canada, with offices in the City of Calgary, in the Province of Alberta (the "Trustee")

OF THE FIRST PART

- and -

**PEMBINA MANAGEMENT INC.**, a body corporate incorporated under the laws of the Province of Alberta, with offices in the City of Calgary, in the Province of Alberta (the "Manager")

OF THE SECOND PART

WHEREAS by Declaration of Trust dated September 4, 1997, the Fund was created for the purpose of acquiring and holding shares and subordinated notes of Pembina and other permitted investments;

AND WHEREAS the Declaration of Trust was amended by the First Amending Agreement dated April 30, 1998 after the Unitholders, by Extraordinary Resolution dated April 30, 1998, approved certain amendments to the Declaration of Trust;

AND WHEREAS the Declaration of Trust was amended and restated by the Amended and Restated Declaration of Trust dated April 30, 1999 after the Unitholders, by Extraordinary Resolution dated April 30, 1999, approved certain amendments to the Declaration of Trust and the execution of the Amended and Restated Declaration of Trust dated April 30, 1999 (the "Amended and Restated Declaration of Trust");

AND WHEREAS the Unitholders, by Extraordinary Resolution dated April 28, 2000, and the parties hereto, pursuant to this First Amending Agreement to the Amended and Restated Declaration of Trust (the "First Amending Agreement"), desire to amend certain provisions of the Amended and Restated Declaration of Trust to remove the ability of the Administrator to appoint two directors of Pembina on the terms and conditions set forth herein;

AND WHEREAS all necessary trust and corporate action has been taken by the parties hereto for the execution and delivery of this First Amending Agreement;

NOW THEREFORE it is hereby agreed and declared as follows:

## ARTICLE 1
## INTERPRETATION

### 1.1 Definitions

In this First Amending Agreement, unless there is something in the subject matter or context inconsistent therewith, terms defined in the Amended and Restated Declaration of Trust shall have the same meanings when used in this First Amending Agreement.

### 1.2 Incorporation of Amended and Restated Declaration of Trust

This First Amending Agreement is supplemental to and shall hereafter be read in conjunction with the Amended and Restated Declaration of Trust, and the Amended and Restated Declaration of Trust and this First Amending Agreement shall hereinafter have effect so far as practicable as if all the provisions thereof and hereof were contained in one instrument, save as varied or amended by the terms hereof.

### 1.3 Reference to and Effect on the Amended and Restated Declaration of Trust

On and after the date hereof, each reference in the Amended and Restated Declaration of Trust to "this Agreement", "hereunder", "hereof", "herein", or words of like import, and each reference to the Amended and Restated Declaration of Trust in any and all agreements, documents and instruments delivered by all or any one or more of the Fund, Pembina, the Administrator or any other person shall mean and refer to the Amended and Restated Declaration of Trust as amended hereby.

### 1.4 Interpretation Not Affected by Headings, etc.

The division of this First Amending Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

## ARTICLE 2
## AMENDMENTS TO THE AMENDED AND RESTATED DECLARATION OF TRUST

### 2.1 Manager Nominees to Pembina Board of Directors

(a) Section 8.4(a)(iii) of the Amended and Restated Declaration of Trust is hereby amended by deleting the words "other than nominees of the Administrator under the Governance Agreement";

(b) Section 9.1 of the Amended and Restated Declaration of Trust is hereby amended by deleting the following words which appear at the conclusion of the second sentence of such Section: "except with respect to the appointment of that number of Pembina Directors as the Administrator is permitted to appoint under the Governance Agreement"; and

(c) Section 11.1 of the Amended and Restated Declaration of Trust is hereby amended by deleting the following words that appear in the second sentence of such Section: "in accordance with the Governance Agreement".

## ARTICLE 3
## MISCELLANEOUS

### 3.1 Further Assurances

The parties hereby covenant and agree to execute and deliver such further and other instruments and to take such further or other action as may be necessary or advisable to give effect to this First Amending Agreement and the provisions hereof.

### 3.2 Counterparts

This First Amending Agreement may be simultaneously executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

**MONTREAL TRUST COMPANY OF CANADA**

Per: *"Stacie Moore"*

Per: *"Cavelle Fowler"*

**PEMBINA MANAGEMENT INC.**

Per: *"R.B. Michaleski"*

Per: *"D.J. Watkinson"*

# FIRST SUPPLEMENTAL INDENTURE

**Dated as of the 4th day of December, 2001**

**Between**

**PEMBINA PIPELINE INCOME FUND**

**and**

**COMPUTERSHARE TRUST COMPANY OF CANADA**

Supplementing the Trust Indenture dated as of March 21, 2001, between Pembina Pipeline Income Fund and Computershare Trust Company of Canada (as successor to Montreal Trust Company of Canada), as trustee, and providing for the issue of 7.50% Debentures, in the aggregate principal amount of $87,500,000

**THIS FIRST SUPPLEMENTAL INDENTURE** dated as of December 4, 2001.

**B E T W E E N:**

**PEMBINA PIPELINE INCOME FUND,** an open ended trust governed under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta

(hereinafter called the "Fund")

OF THE FIRST PART

- and -

**COMPUTERSHARE TRUST COMPANY OF CANADA**, a trust company incorporated under the laws of Canada having an office at the City of Calgary, in the Province of Alberta, as successor to Montreal Trust Company of Canada

(hereinafter called the "Trustee")

OF THE SECOND PART

**WHEREAS:**

A. by a trust indenture (the "Principal Indenture") dated as of March 21, 2001 between the Fund and the Trustee, provision was made for the issuance of an unlimited principal amount of Debentures (as defined in the Principal Indenture), issuable in one or more series; and

B. the Fund created and issued a first series of Debentures on March 21, 2001 designated as 8.25% Convertible Unsecured Subordinated Debentures, in an aggregate principal amount of sixty million dollars ($60,000,000), pursuant to the Principal Indenture; and

C. the Fund desires to provide for the creation and issue of a series of Additional Debentures with the designation of "7.50% Convertible Unsecured Subordinated Debentures" (the "7.50% Debentures"), all upon the terms set forth in this First Supplemental Indenture (the "First Supplemental Indenture"); and

D. the Fund is not in default under the Principal Indenture; and

E. all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this First Supplemental Indenture, to make the same effective and binding upon the Fund, and to make the 7.50% Debentures, when authenticated by the Trustee and issued as provided in the Principal Indenture and this First Supplemental Indenture, valid, binding and legal obligations of the Fund with the benefit and subject to the terms of the Principal Indenture and this First Supplemental Indenture; and

F. the Trustee has acquired, by assignment from Montreal Trust Company of Canada, the Principal Indenture and all of the rights and obligations of Montreal Trust Company of Canada thereunder, in accordance with Section 16.17 of the Principal Indenture; and

G. the foregoing recitals, except for F, are made as representations and statements of fact by the Fund and not by the Trustee.

NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSETH, and it is hereby agreed and declared as follows:

## ARTICLE 1
## INTERPRETATION

### Section 1.1 To be Read with Principal Indenture; Governing Law

This First Supplemental Indenture is supplemental to the Principal Indenture and the Principal Indenture and the First Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, with respect to the 7.50% Debentures as if all the provisions of the Principal Indenture and this First Supplemental Indenture were contained in one instrument, which instrument shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. The parties hereto expressly request and require that this document, including the form of 7.50% Debenture attached hereto as Schedule A, be drawn up in English. Les parties aux présentes conviennent et exigent que cette entente et tous les documents qui s'y rattachent soient rédigés en anglais.

### Section 1.2 Definitions

In this First Supplemental Indenture and the 7.50% Debentures, unless there is something in the subject matter or context inconsistent therewith:

(i) "7.50% Debentures" means the series of Debentures designated 7.50% Convertible Unsecured Subordinated Debentures described in Article 2 and created by the Fund to be authenticated and delivered pursuant to the terms of this First Supplemental Indenture;

(ii) "First Supplemental Indenture", "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions refers to this First Supplemental Indenture made as of December 4, 2001 and not to any particular Article, Section or other portion hereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof, and the expression "Article" or "Section" followed by a number means and refers to the specified Article or Section of this First Supplemental Indenture unless otherwise expressly stated;

(iii) "Indenture" (when not qualified by the word "Principal" or the words "First Supplemental") means or refers to the Principal Indenture and any indenture, deed or instrument supplemental or ancillary thereto, including this First Supplemental Indenture;

(iv) "Schedule E" means, in respect of the 7.50% Debentures, Schedule E attached hereto;

(v) "Senior Indebtedness" shall mean the principal of and the interest and premium (or any other amounts payable thereunder), if any, on:

   (i) all indebtedness (including any indebtedness to trade creditors), liabilities and obligations of the Fund (other than the Initial Debentures and the 7.50%

Debentures), whether outstanding on the date of the First Supplemental Indenture or thereafter created, incurred, assumed or guaranteed in connection with the acquisition by the Fund of any businesses, properties or other assets or for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments) or in connection with the acquisition of any businesses, properties or other assets or for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments) by others including, without limitation, any Subsidiary of the Fund for payment of which the Fund is responsible or liable, whether absolutely or contingently; and

(ii) renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations; and

unless in each case it is provided by the terms of the instrument creating or evidencing such indebtedness, liabilities or obligations that such indebtedness, liabilities or obligations are pari passu with or subordinate in right of payment to any Debentures which by their terms are subordinated, which for greater certainty includes the Initial Debentures and the 7.50% Debentures;

(vi) other expressions defined in the Principal Indenture and not otherwise defined herein shall have the same meanings in this First Supplemental Indenture as so defined in the Principal Indenture.

**Section 1.3 Schedules**

The following Schedules form part of this First Supplemental Indenture:

- Schedule A - Form of 7.50% Debenture
- Schedule B - Form of Redemption Notice
- Schedule C - Form of Maturity Notice
- Schedule D - Form of Notice of Conversion
- Schedule E - Form of Declaration for Removal of Legend

## ARTICLE 2
## 7.50% DEBENTURES

**Section 2.1 Creation and Designation**

There is hereby authorized to be issued under the Indenture a series of Debentures designated 7.50% Convertible Unsecured Subordinated Debentures (herein the "7.50% Debentures") and such 7.50% Debentures shall have the terms set forth in this Article 2 and in accordance with the provisions of the Principal Indenture and this First Supplemental Indenture.

**Section 2.2 Limitation on Aggregate Principal Amount**

The aggregate principal amount of 7.50% Debentures that may be certified and delivered (except for 7.50% Debentures certified and delivered upon registration of, transfer of, amendment of, or in exchange for, or in lieu of, other 7.50% Debentures pursuant to Sections 2.9, 2.10, 3.2, 3.3 and 3.6 of the Principal Indenture) shall be limited to eighty-seven million five hundred thousand dollars ($87,500,000).

**Section 2.3 Form and Terms of 7.50% Debentures**

(a) The 7.50% Debentures shall be dated as of December 4, 2001, shall mature on June 30, 2007 and shall bear interest from the date of issue at the rate of 7.50% per annum, payable in equal semi-annual payments on June 30 and December 31 in each year, the first such payment to fall due on June 30, 2002 and the last such payment to fall due on June 30, 2007, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually. Notwithstanding the foregoing, the first interest payment will include interest accrued from December 4, 2001 to June 30, 2002, which will be equal to $42.74 for each $1,000 principal amount of the 7.50% Debentures.

(b) The 7.50% Debentures will be redeemable in accordance with the terms of Article 4 of the Principal Indenture, provided that the 7.50% Debentures will not be redeemable on or before June 30, 2005, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. Subsequent to June 30, 2005 and prior to maturity, the 7.50% Debentures may be redeemed in whole or in part from time to time at the option of the Fund on notice as provided for in Section 4.3 of the Principal Indenture provided that the Current Market Price on the date preceding the date on which such notice of redemption is given is at least 125% of the Conversion Price and the Fund shall have provided to the Trustee an Officers' Certificate confirming such Current Market Price. The Redemption Price for the 7.50% Debentures will be a price equal to their principal amount, and in addition thereto, at the time of redemption the Fund shall pay to the holders of such 7.50% Debentures all accrued and unpaid interest thereon to but excluding the Redemption Date. The Redemption Notice for the 7.50% Debentures shall be in the form set forth in Schedule B attached hereto.

(c) The 7.50% Debentures will be subordinated to the Senior Indebtedness (as defined in this First Supplemental Indenture) of the Fund in accordance with the provisions of Article 5 of the Principal Indenture. Each 7.50% Debenture will rank *pari passu* with each other 7.50% Debenture and with the Initial Debentures outstanding from time to time.

(d) Upon and subject to the provisions and conditions of Article 6 of the Principal Indenture, the holder of each 7.50% Debenture shall have the "right" at such holder's option, at any time prior to the close of business on the earlier of June 30, 2007 and the last Business Day immediately preceding the date specified by the Fund for redemption of the 7.50% Debentures by notice to the holders of 7.50% Debentures in accordance with Section 2.3(b) of this First Supplemental Indenture and Section 4.3 of the Principal Indenture (the earlier of which will be the "Time of Expiry" for the purposes of Article 6 of the Principal Indenture in respect of the 7.50% Debentures), to convert the whole or, in the case of a 7.50% Debenture of a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal amount of such Debenture into

Trust Units at the Conversion Price in effect on the Date of Conversion (as defined in Section 6.4(b) of the Principal Indenture). For purposes of Section 6.4(a) of the Principal Indenture, the "conversion form" shall be the form attached hereto as Schedule D.

The Conversion Price in effect on the date hereof for each Trust Unit to be issued upon the conversion of 7.50% Debentures shall be equal to $10.50 such that approximately 95.2381 Trust Units shall be issued for each $1,000 principal amount of 7.50% Debentures so converted. No adjustment will be made for dividends or distributions on Trust Units issuable upon conversion or for interest accrued on 7.50% Debentures surrendered for conversion. Holders converting their 7.50% Debentures will receive such accrued and unpaid interest up to the date preceding the Date of Conversion in cash. The Conversion Price applicable to and the Trust Units, securities or other property receivable on the conversion of the 7.50% Debentures is subject to adjustment pursuant to the provisions of Section 6.5 of the Principal Indenture.

(e) On redemption or on maturity of the 7.50% Debentures, the Fund may, at its option and subject to the provisions of Section 4.6 of the Principal Indenture and Section 4.10 of the Principal Indenture as applicable, and subject to regulatory approval, elect to satisfy its obligation to pay the principal amount of the 7.50% Debentures by issuing and delivering to the holders of 7.50% Debentures Freely Tradeable Trust Units. If the Fund elects to exercise such option, it shall deliver a maturity notice (the "Maturity Notice") to the holders of the 7.50% Debentures in the form set forth in Schedule C attached hereto.

(f) The 7.50% Debentures shall be issued as Fully Registered Debentures in denominations of $1,000 and integral multiples of $1,000 and the Trustee is hereby appointed as registrar and transfer agent for the 7.50% Debentures. Each 7.50% Debenture and the certificate of the Trustee endorsed thereon shall be issued in substantially the form set forth in Schedule A attached hereto, with such insertions, omissions, substitutions or other variations as shall be required or permitted by this Indenture and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the Fund Trustee executing such 7.50% Debenture in accordance with Section 2.7 of the Principal Indenture, as conclusively evidenced by its execution of an 7.50% Debenture. Each 7.50% Debenture shall additionally bear such distinguishing letters and numbers as the Trustee shall approve. Notwithstanding the foregoing, a 7.50% Debenture may be in such other form or forms as may, from time to time, be approved by a resolution of the Fund Trustee or as specified in an Officers' Certificate. The 7.50% Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

The 7.50% Debentures may be issued as Global Debentures and, in such case, the Depository or Depositories for such Global Debentures in whose name the Global Debentures will be registered (and the Global Debentures may be registered in the name of a nominee of the Depository), and in any circumstances other than or in addition to those set forth in Section 3.2 of the Principal Indenture in which any such Global Debenture may be exchanged for Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a person other than the

Depository for such Global Debentures or a nominee thereof, shall be CDS & Co. or as otherwise may be determined by the Fund at the time of issue.

(g) Upon and subject to the provisions and conditions of Article 11 of the Principal Indenture, the Fund may elect, from time to time, to satisfy its Interest Obligation on the 7.50% Debentures on any Interest Payment Date by delivering Trust Units to the Trustee.

(h) Within 30 days following the occurrence of a Change of Control and subject to the provisions and conditions of this Section 2.3(h), the Fund shall be obligated to offer to purchase the 7.50% Debentures. The terms and conditions of such obligation are set forth below:

(i) Within 30 days following the occurrence of a Change of Control, the Fund shall deliver to the Trustee, and the Trustee shall promptly deliver to the holders of the 7.50% Debentures a notice stating that there has been a Change of Control and specifying the circumstances surrounding such event (a "Change of Control Notice") together with an offer in writing (the "Offer") to purchase all then outstanding 7.50% Debentures made in accordance with the requirements of Applicable Securities Legislation at a price equal to 101% of the principal amount thereof (the "Offer Price") plus accrued and unpaid interest on such 7.50% Debentures up to, but excluding, the date of acquisition by the Fund or a related party of such Debentures (collectively, the "Total Offer Price").

(ii) If 90% or more in aggregate principal amount of 7.50% Debentures outstanding on the date the Fund provides the Change of Control Notice and the Offer to holders of the 7.50% Debentures have been tendered for purchase pursuant to the Offer on the expiration thereof, the Fund has the right upon written notice provided to the Trustee within 10 days following the expiration of the Offer, to redeem and will redeem all the 7.50% Debentures remaining outstanding on the expiration of the Offer at the Total Offer Price (the "90% Redemption Right").

(iii) Upon receipt of notice that the Fund has exercised or is exercising the 90% Redemption Right and is acquiring the remaining 7.50% Debentures, the Trustee shall promptly provide written notice to each Debentureholder that did not previously accept the Offer that:

(1) the Fund has exercised the 90% Redemption Right and is purchasing all outstanding 7.50% Debentures effective on the expiry of the Offer at the Total Offer Price, and shall include a calculation of the amount payable to such holder as payment of the Total Offer Price;

(2) each such holder must transfer their 7.50% Debentures to the Trustee on the same terms as those holders that accepted the Offer and must send their respective 7.50% Debentures, duly endorsed for transfer, to the Trustee within 10 days after the sending of such notice; and

(3) the rights of such holder under the terms of the 7.50% Debentures and this Indenture cease effective as of the date of expiry of the Offer provided the Fund has, on or before the time of notifying the Trustee of the exercise of the 90% Redemption Right, paid the Total Offer Price to,

or to the order of, the Trustee and thereafter the 7.50% Debenture shall not be considered to be outstanding and the holder shall not have any right except to receive such holder's Total Offer Price upon surrender and delivery of such holder's 7.50% Debentures in accordance with the Indenture.

(iv) The Fund shall, on or before 11:00 a.m., Calgary Time on the Business Day immediately prior to the expiry of the Offer, deposit with the Trustee or any paying agent to the order of the Trustee, such sums of money, as may be sufficient to pay the Total Offer Price of the 7.50% Debentures to be purchased or redeemed by the Fund on the expiry of the Offer, provided the Fund may elect to satisfy this requirement by providing the Trustee with a cheque for such amounts required under this Section 2.3(h)(iv) post-dated to the date of expiry of the Offer. The Fund shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with such purchase and/or redemption, as the case may be. Every such deposit shall be irrevocable. From the sums so deposited, the Trustee shall pay or cause to be paid to the holders of such 7.50% Debentures, the Offer Price, and all accrued and unpaid interest, if any, to which they are entitled on the Fund's purchase or redemption.

(v) In the event that one or more of such 7.50% Debentures being purchased in accordance with this Section 2.3(h) becomes subject to purchase in part only, upon surrender of such 7.50% Debentures for payment of the Total Offer Price, the Fund shall execute and the Trustee shall certify and deliver without charge to the holder thereof or upon the holder's order, one or more new 7.50% Debentures for the portion of the principal amount of the 7.50% Debentures not purchased.

(vi) 7.50% Debentures for which holders have accepted the Offer and 7.50% Debentures which the Fund has elected to redeem in accordance with this Section 2.3(h) shall become due and payable at the Total Offer Price on the date of expiry of the Offer, in the same manner and with the same effect as if it were the date of maturity specified in such 7.50% Debentures, anything therein or herein to the contrary notwithstanding, and from and after such date of expiry of the Offer, if the money necessary to purchase or redeem the 7.50% Debentures shall have been deposited as provided in this Section 2.3(h) and affidavits or other proofs satisfactory to the Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the 7.50% Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

(vii) In case the holder of any 7.50% Debenture to be purchased or redeemed in accordance with this Section 2.3(h) shall fail on or before the date of expiry of the Offer so to surrender such holder's 7.50% Debenture or shall not within such time accept payment of the moneys payable, or give such receipt therefor, if any, as the Trustee may require, such moneys may be set aside in trust, either in the deposit department of the Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and the Debentureholder shall have no other right except to receive

payment of the moneys so paid and deposited, upon surrender and delivery up of such holder's 7.50% Debenture. In the event that any money required to be deposited hereunder with the Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on 7.50% Debentures issued hereunder shall remain so deposited for a period of ten years from the date of expiry of the Offer, then such moneys, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Trustee or such depository or paying agent to the Fund and the Trustee shall not be responsible to Debentureholders for any amounts owing to them. Notwithstanding the foregoing, the Trustee will pay any remaining funds deposited hereunder prior to the expiry of ten years after the date of expiry of the Offer to the Fund upon receipt from the Fund, or one of its Subsidiaries, of an uncontested letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Fund prior to the expiry of ten years after the date of expiry of the Offer, the Fund shall reimburse the Trustee for any amounts required to be paid by the Trustee to a holder of a Debenture pursuant to the Offer after the date of such payment of the remaining funds to the Fund but prior to ten years after the date of expiry of the Offer.

Subject to the provisions above related to 7.50% Debentures purchased in part, all 7.50% Debentures redeemed and paid under this Section 2.3(h) shall forthwith be delivered to the Trustee and cancelled and no 7.50% Debentures shall be issued in substitution therefor.

**Section 2.4 Currency of Denomination**

The 7.50% Debentures shall be denominated in Canadian dollars.

**Section 2.5 Currency of Payment**

Cash payments of principal of, and interest on, the 7.50% Debentures shall be payable in Canadian dollars.

**Section 2.6 Trustee, etc.**

The trustee, authenticating agent, paying agent, transfer agent and registrar for the 7.50% Debentures shall be the Trustee.

**Section 2.7 Additional Events of Default or Covenants**

There are no additional events of default or covenants with respect to the 7.50% Debentures, but all Events of Default and covenants specified in the Principal Indenture shall be applicable thereto.

## ARTICLE 3
## MISCELLANEOUS PROVISIONS

**Section 3.1 Confirmation of Principal Indenture**

The Principal Indenture, as amended and supplemented by this First Supplemental Indenture, is in all respects confirmed.

**Section 3.2 Acceptance of Trusts**

The Trustee hereby accepts the trusts in this First Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

**Section 3.3 Counterparts and Formal Date**

This First Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of December 4, 2001.

**Section 3.4 Limitation of Liability**

The holders of Trust Units of the Fund and the Fund Trustee shall not have any personal liability or obligations in respect of the obligations of the Fund under this First Supplemental Indenture, and any recourse the Trustee or other persons may have against the Fund pursuant to this First Supplemental Indenture shall be solely against the assets of the Fund.

**IN WITNESS WHEREOF**, the parties hereto have caused this First Supplemental Indenture to be duly executed, and their respective corporate seals to be hereunto affixed and attested by their duly authorized officers, as of the day and year first above written.

**COMPUTERSHARE TRUST COMPANY OF CANADA**

Per: *'Stacie A. Moore"*
Title:

Per: *"Heather Morley"*
Title:

**PEMBINA PIPELINE INCOME FUND**
**By its Administrator, Pembina Management Inc.**

Per: *'D.J. Watkinson"*
Title:

Per: *"R.B. Michaleski"*
Title:

## SCHEDULE A

THIS DEBENTURE IS A GLOBAL DEBENTURE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS DEBENTURE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR DEBENTURES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE. EVERY DEBENTURE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS DEBENTURE SHALL BE A GLOBAL DEBENTURE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE CANADIAN DEPOSITORY FOR SECURITIES LIMITED ("CDS") TO PEMBINA PIPELINE INCOME FUND (THE "FUND") OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS AN INTEREST HEREIN.

**CUSIP 706329 AB 5**

**No. 1** **$•**

**PEMBINA PIPELINE INCOME FUND**
**(A trust governed by the laws of Alberta)**
**7.50% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE**
**due June 30, 2007**

**PEMBINA PIPELINE INCOME FUND** (the "Fund") for value received hereby acknowledges itself indebted and, subject to the provisions of the Trust Indenture dated as of March 21, 2001 between the Fund and Computershare Trust Company of Canada, as successor to Montreal Trust Company of Canada, (the "Trustee") as supplemented by a first supplemental indenture dated December 4, 2001 (collectively, the "Indenture"), promises to pay to the registered holder hereof on June 30, 2007 (the "Maturity Date") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of • dollars ($•) in lawful money of Canada on presentation and surrender of this 7.50% Debenture at any branch of the Trustee in Canada in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 7.50% per annum, in like money, in arrears in equal semi-annual instalments (less any tax required by law to be deducted) on June 30 and December 31 in each year commencing on June 30, 2002 and, should the Fund at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. Notwithstanding the foregoing, the first interest payment will include interest accrued from December 4, 2001 to June 30, 2002 which will be equal to $42.74 for each $1,000 principal amount of this 7.50% Debenture.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or transfer of such funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this 7.50% Debenture.

This 7.50% Debenture is one of the Debentures of the Fund issued or issuable in one or more series under the provisions of the Indenture. The 7.50% Debentures are limited to an aggregate principal amount of $87,500,000 in lawful money of Canada. Reference is hereby expressly made to the

Indenture for a description of the terms and conditions upon which the 7.50% Debentures are or are to be issued and held and the rights and remedies of the holders of the 7.50% Debentures and of the Fund and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this 7.50% Debenture by acceptance hereof assents.

The 7.50% Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, 7.50% Debentures of any denomination may be exchanged for an equal aggregate principal amount of 7.50% Debentures in any other authorized denomination or denominations.

The whole, or if this 7.50% Debenture is in a denomination in excess of $1,000 any part which is $1,000 or an integral multiple thereof, of the principal of this 7.50% Debenture is convertible, at the option of the holder hereof, upon surrender of this 7.50% Debenture at any branch of the Trustee in Canada, at any time prior to the close of business on the last Business Day immediately preceding the Maturity Date or, if this 7.50% Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this 7.50% Debenture, into Trust Units (without adjustment for interest accrued hereon or for dividends or distributions on Trust Units issuable upon conversion) at a conversion price of $10.50 (the "Conversion Price") per Trust Unit, being a rate of approximately 95.2381 Trust Units for each $1,000 principal amount of 7.50% Debentures, all subject to the terms and conditions and in the manner set forth in the Indenture. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. Holders converting their 7.50% Debentures will receive accrued and unpaid interest up to the date preceding the Date of Conversion in cash. No fractional Trust Units will be issued on any conversion but in lieu thereof, the Fund will satisfy such fractional interest by a cash payment equal to the fractional interest which would have been issuable times the Conversion Price determined in accordance with the Indenture.

This 7.50% Debenture may be redeemed at the option of the Fund on the terms and conditions set out in the Indenture at the Redemption Price therein set out, together with any accrued and unpaid interest hereon to but excluding the Redemption Date, provided that this 7.50% Debenture is not redeemable on or before June 30, 2005, except in the event of the satisfaction of certain conditions after a Change of Control has occurred. After June 30, 2005 and prior to Maturity, this 7.50% Debenture is not redeemable unless the Fund shall file with the Trustee on the day that notice of redemption of this 7.50% Debenture is first given, an Officers' Certificate of the Fund certifying that the weighted average trading price of the Trust Units on The Toronto Stock Exchange (or elsewhere in accordance with the Indenture) for 20 consecutive trading days, ending on the fifth trading day preceding the date on which such notice is given, is at least 125% of the Conversion Price then in effect.

Upon the occurrence of a Change of Control of the Fund, the Fund is required to make a written offer to purchase all of the 7.50% Debentures at a price equal to 101% of the principal amount of such 7.50% Debentures plus accrued and unpaid interest up to, but excluding, the date the 7.50% Debentures are so repurchased (the "Offer"). If 90% or more in aggregate principal amount of the 7.50% Debentures outstanding on the date the Fund provides notice of a Change of Control to the holders of the 7.50% Debentures together with the Offer have been tendered for purchase pursuant to the Offer, the Fund has the right to redeem and shall redeem all the remaining outstanding 7.50% Debentures at the same price.

If a takeover bid for 7.50% Debentures, within the meaning of the *Securities Act* (Alberta), is made and not less than 90% of the principal amount of all the 7.50% Debentures (other than 7.50% Debentures held at the date of the takeover bid by or on behalf of the Offeror, Associates or Affiliates (as defined in Article 13 of the Indenture), of the Offeror, or anyone acting jointly or in concert with the Offeror), from time to time outstanding are taken up and paid for by the Offeror, the Offeror will be

entitled to acquire the 7.50% Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the 7.50% Debentures.

The Fund may, on notice as provided in the Indenture, at its option (subject to any applicable regulatory approval), elect to satisfy the obligation to repay the principal amount of this 7.50% Debenture on the Maturity Date or on a Redemption Date by the issue of that number of Freely Tradeable Trust Units obtained by dividing the principal amount of this 7.50% Debenture by 95% of the weighted average trading price of the Trust Units on The Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Maturity Date or the Redemption Date, as the case may be. No fractional Trust Units shall be issued on any redemption or at maturity but in lieu thereof the Fund shall satisfy fractional interests by a cash payment equal to the current market price of each fractional interest.

The indebtedness evidenced by this 7.50% Debenture, and by all other Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Fund, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions which will make binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of holders of such Debentures held in accordance with such provisions or instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this 7.50% Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of, among others, registered or beneficial holders of Trust Units or the trustees, officers or agents of the Fund and the Fund Trustee, the Administrator or PPC, as the case may be, in respect of any obligation or claim arising out of the Indenture or this 7.50% Debenture.

This 7.50% Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee in Calgary, Alberta and in such other place or places and/or by such other registrars (if any) as the Fund with the approval of the Trustee may designate. No transfer of this 7.50% Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this 7.50% Debenture for cancellation. Thereupon a new 7.50% Debenture or 7.50% Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This 7.50% Debenture shall not become obligatory for any purpose until it shall have been certified by the Trustee under the Indenture.

Capitalized words or expressions used in this 7.50% Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

**IN WITNESS WHEREOF PEMBINA PIPELINE INCOME FUND** has caused this 7.50% Debenture to be signed by its authorized trustees as of the 4th day of December, 2001.

**PEMBINA PIPELINE INCOME FUND**
**By its Administrator, Pembina Management Inc.**

By: ______________________________

**(FORM OF TRUSTEE'S CERTIFICATE)**

This Debenture is one of the 7.50% Convertible Unsecured Subordinated Debentures due June 30, 2007 referred to in the Indenture within mentioned.

**COMPUTERSHARE TRUST COMPANY OF CANADA**

By: ______________________________
(Authorized Officer)

**(FORM OF REGISTRATION PANEL)**

(No writing hereon except by Trustee or other registrar)

| Date of Registration | In Whose Name Registered | Signature of Trustee or Registrar |
|---|---|---|
| December 4, 2001 | CDS & Co. | |
| | | |
| | | |
| | | |

## FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ________________________________, whose address and social insurance number, if applicable, are set forth below, this 7.50% Debenture (or $____________ principal amount hereof*) of PEMBINA PIPELINE INCOME FUND standing in the name(s) of the undersigned in the register maintained by the Fund with respect to such 7.50% Debenture and does hereby irrevocably authorize and direct the Trustee to transfer such 7.50% Debenture in such register, with full power of substitution in the premises.

Dated: ____________________________________________________________

Address of Transferee: ____________________________________________________________

(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: ______________________________

*If less than the full principal amount of the within 7.50% Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold a 7.50% Debenture in a non-integral multiple of 1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such 7.50% Debenture is transferable only in its entirety) to be transferred.

1. The signature(s) to this assignment must correspond with the name(s) as written upon the face of this 7.50% Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company, by a member firm of a recognized stock exchange in Canada or a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. THE GUARANTOR MUST AFFIX A STAMP BEARING THE ACTUAL WORDS: "SIGNATURE GUARANTEED".*

2. The registered holder of this 7.50% Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this 7.50% Debenture.

Signature of Guarantor:

______________________________ ______________________________

Authorized Officer Signature of transferring registered holder

______________________________

Name of Institution

* **Please note - signature guarantees are not acceptable from Treasury Branches or Credit Unions unless they are members of the Stamp Medallion Program.**

** **PLEASE NOTE IN THE UNITED STATES, SIGNATURE GUARANTEES MUST BE DONE BY MEMBERS OF THE "MEDALLION SIGNATURE GUARANTEE PROGRAM" ONLY.**

## SCHEDULE B

### Form of Redemption Notice

### PEMBINA PIPELINE INCOME FUND

### 7.50% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

### REDEMPTION NOTICE

To: Holders of 7.50% Convertible Unsecured Subordinated Debentures (the "Debentures") of Pembina Pipeline Income Fund (the "Fund")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Trust Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the Trust Indenture dated as of March 21, 2001 between the Fund and Computershare Trust Company of Canada, as successor to Montreal Trust Company of Canada, (the "Trustee") as supplemented by a First Supplemental Indenture dated December 4, 2001 (collectively, the "Indenture"), that the aggregate principal amount of all 7.50% Debentures outstanding will be redeemed as of • (the "Redemption Date"), upon payment of a redemption amount equal to the principal amount of the 7.50% Debentures (the "Redemption Price"), plus all accrued and unpaid interest hereon to but excluding the Redemption Date (the "Interest").

The Redemption Price plus any Interest will be payable upon presentation and surrender of the 7.50% Debentures called for redemption at the following corporate trust office:

Suite 710, 530 - 8th Avenue, S.W.,
Calgary AB T2P 3S8

The interest upon the principal amount of 7.50% Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Redemption Price plus any Interest shall not be made on presentation for surrender of such 7.50% Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Redemption Price plus any Interest pursuant to the Indenture.

**[Pursuant to Section 4.6 of the Indenture, the Fund hereby irrevocably elects to satisfy its obligation to pay to holders of 7.50% Debentures the Redemption Price (which shall not include Interest) by issuing and delivering to the holders that number of Freely Tradeable Trust Units obtained by dividing the Redemption Price by 95% of the then Current Market Price of the Trust Units. Any Interest which is accrued and unpaid at the Redemption Date shall be paid in cash.]**

No fractional Trust Units shall be delivered upon the exercise by the Fund of the above-mentioned redemption right but, in lieu thereof, the Fund shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Trust Units on the Redemption Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the 7.50% Debentures for payment on the Redemption Date, the Fund shall, on the Redemption Date, make the delivery to the Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the Holders, of certificates representing

the Freely Tradeable Trust Units to which Holders are entitled together with the cash equivalent in lieu of fractional Trust Units.

DATED:

**PEMBINA PIPELINE INCOME FUND**
**By its Administrator, Pembina Management Inc.**

____________________________________
(Authorized Trustee or Officer)

## SCHEDULE C

### Form of Maturity Notice

### PEMBINA PIPELINE INCOME FUND

### 7.50% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

### MATURITY NOTICE

To: Holders of 7.50% Convertible Unsecured Subordinated Debentures (the "Debentures") of Pembina Pipeline Income Fund (the "Fund")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Trust Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.10(b) of the Trust Indenture dated as of March 21, 2001 between the Fund and Computershare Trust Company of Canada (as successor to Montreal Trust Company of Canada), as trustee, (the "Trustee") as supplemented by a First Supplemental Indenture dated December 4, 2001 (collectively, the "Indenture"), that the 7.50% Debentures are due and payable as of June 30, 2007 (the "Maturity Date") and the Fund hereby advises the holders of 7.50% Debentures that it will deliver to Holders of 7.50% Debentures that number of Freely Tradeable Trust Units equal to the number obtained by dividing the principal amount of such 7.50% Debentures by 95% of the Current Market Price of Trust Units on the Maturity Date. In the event that the Fund elects to issue and deliver Trust Units as aforesaid, upon presentation and surrender of the 7.50% Debentures, the Fund shall pay or cause to be paid in cash to the Holder all accrued and unpaid interest to the Maturity Date, together with the cash equivalent representing fractional Trust Units, and shall, on the Maturity Date, send to the Trustee certificates representing the Freely Tradeable Trust Units to which the Holder is entitled.

DATED:

**PEMBINA PIPELINE INCOME FUND**
**By its Administrator, Pembina Management Inc.**

____________________________________
(Authorized Trustee or Officer)

## SCHEDULE D

**Form of Notice of Conversion**

**CONVERSION NOTICE**

TO: PEMBINA PIPELINE INCOME FUND

Note: All capitalized terms used herein have the meaning ascribed thereto in the Trust Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 7.50% Convertible Unsecured Subordinated Debentures bearing Certificate No. • irrevocably elects to convert such 7.50% Debentures (or $• principal amount thereof*) in accordance with the terms of the Trust Indenture referred to in such 7.50% Debentures and tenders herewith the 7.50% Debentures, and, if applicable, directs that the Trust Units of Pembina Pipeline Income Fund issuable upon a conversion be issued and delivered to the person indicated below. (If Trust Units are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

Dated: ____________________ ________________________________

(Signature of Registered Holder)

* If less than the full principal amount of the 7.50% Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE: If Trust Units are to be issued in the name of a person other than the holder, the signature must be guaranteed by a chartered bank, a trust company or a member firm of a recognized stock exchange in Canada or a member of an acceptable Medallion Guarantee Program. THE GUARANTOR MUST AFFIX A STAMP BEARING THE ACTUAL WORDS: "SIGNATURE GUARANTEED".*

(Print name in which Trust Units are to be issued, delivered and registered)

Name: ________________________________

____________________________________________

(Address)

____________________________________________

(City, Province and Postal Code)

Name of guarantor: ____________________________

Authorized signature: ___________________________

* **Please note - signature guarantees are not acceptable from Treasury Branches or Credit Unions unless they are members of the Stamp Medallion Program.**

** **PLEASE NOTE IN THE UNITED STATES, SIGNATURE GUARANTEES MUST BE DONE BY MEMBERS OF THE "MEDALLION SIGNATURE GUARANTEE PROGRAM" ONLY.**

## SCHEDULE E

## FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Computershare Trust Company of Canada
as trustee and registrar for the 7.50% Convertible Unsecured Subordinated Debentures and Trust Units of Pembina Pipeline Income Fund Calgary, Alberta.

The undersigned (a) acknowledges that the sale of the securities of Pembina Pipeline Income Fund (the "Fund") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the *United States Securities Act of 1933*, as amended (the "1933 Act") and (b) certifies that (1) it is not an affiliate of the Fund (as defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States, and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of The Toronto Stock Exchange and neither the seller or any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

Dated: By: ____________________________________

Name:

Title:

**TABLE OF CONTENTS**

**PEMBINA PIPELINE INCOME FUND**

# GOVERNANCE AGREEMENT

**among**

**PEMBINA PIPELINE INCOME FUND**

**and**

**PEMBINA MANAGEMENT INC.**

**and**

**PEMBINA PIPELINE CORPORATION**

**October 24, 1997**
**(as amended April 30, 1999)**

## TABLE OF CONTENTS

**THIS GOVERNANCE AGREEMENT** made this 24th day of October, 1997 and amended the 30th day of April, 1999.

**AMONG:**

**PEMBINA PIPELINE INCOME FUND**, a trust formed in accordance with the laws of Alberta (the "Fund")

**OF THE FIRST PART**

- and -

**PEMBINA MANAGEMENT INC.**, a body corporate incorporated under the laws of the Province of Alberta, with offices in the City of Calgary, in the Province of Alberta (hereinafter called the "Manager")

**OF THE SECOND PART**

- and -

**PEMBINA PIPELINE CORPORATION**, a body corporate amalgamated under the laws of the Province of Alberta, with offices in the City of Calgary, in the Province of Alberta (hereinafter called "Pembina")

**OF THE THIRD PART**

**WHEREAS** the Manager has entered into the Administration Agreement with the Fund and has entered into the Management Agreement with Pembina on the basis that the Manager would be entitled to appoint two of the Directors of Pembina;

**AND WHEREAS** the Fund, Pembina and the Manager wish to confirm their agreement concerning the maintenance of the Articles and By-Laws of Pembina, the appointment of two nominees of the Manager as Directors, the right of the Fund to terminate such appointments in certain circumstances and certain other matters;

**NOW THEREFORE** in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency whereof is acknowledged by each of the parties hereto, the parties agree as follows:

## ARTICLE 1
## INTERPRETATION

### 1.1 Definitions

In this Agreement, the following words and expressions shall have the following meanings:

"**Act**" means the *Business Corporations Act* (Alberta);

"**Administration Agreement**" means the agreement dated September 4, 1997, as amended, entered into between the Manager and the Fund whereby the Manager has agreed to provide certain administrative services to the Fund;

"**Amalgamation**" means the amalgamation of Pembina Pipeline Corporation and Pembina Corporation pursuant to the Act to form "Pembina Pipeline Corporation";

"**Articles**" means the articles of amalgamation of Pembina set forth in Schedule 1, as amended by the articles of amendment set forth in Schedule 3, as the same may be amended;

"**Board of Directors**", "**Board**" or "**the Directors**" means the directors of Pembina from time to time following the Amalgamation;

"**business day**" means any day, other than a Saturday, Sunday or holiday, on which banks are open for business in Calgary, Alberta;

"**By-Laws**" means the By-Laws of Pembina set forth in Schedule 2 as the same may be amended;

"**Common Share**" means a common share in the capital of Pembina;

"**Common Shareholders**" means at any particular time those persons who at that time are the registered holders of one or more Common Shares;

"**Credit Agreement**" means, collectively (a) the credit agreement dated as of October 24, 1997 between Pembina and Royal Bank of Canada providing for a credit facility in the amount of Cdn. $40,000,000 as the same may be amended, restated or replaced from time to time, and (b) the Cdn. $5,000,000 demand overdraft facility to be made available by Royal Bank of Canada in favour of Pembina Pipeline, a subsidiary of Pembina, following the closing of the initial public offering of Trust Units;

"**Declaration of Trust**" means the Amended and Restated Declaration of Trust dated April 30, 1999 providing for the establishment of the Fund, as may be amended, supplemented and restated from time to time;

"**Equity Securities**" means shares in the capital of Pembina of whatsoever designation or class, which entitle the registered holder thereof to:

(a) receive the remaining property of Pembina on its dissolution, liquidation, winding-up or other distribution of its assets or property among its shareholders for the purpose of winding-up its affairs; or

(b) receive any dividend declared by Pembina;

and includes, without limitation, any Common Share;

"**Management Agreement**" means the management agreement dated October 24, 1997 and amended April 30, 1999 between Pembina and the Manager whereby the Manager has agreed to provide management services to Pembina;

"**New Project**" means a material expansion or acquisition of a Pipeline Asset as that term is defined in the Management Agreement;

"**Note Indenture**" means the indenture made between Pembina and Montreal Trust Company of Canada providing for the creation and issuance of Notes;

"**Notes**" means the subordinated notes of Pembina described in the Prospectus;

"**person**" includes any individual, company, corporation, partnership, firm, trust, sole proprietorship, government agency, authority or entity howsoever designated or constituted;

"**Prospectus**" means the prospectus dated October 15, 1997 with respect to the initial public offering by the Fund of 62,425,000 Trust Units;

"**Subordinated Debt**" means any obligation for borrowed money of Pembina which is subordinate in right of payment to any other obligation for borrowed money of Pembina;

"**Subordination Agreement**" means the subordination agreement dated as of October 24, 1997 among the Fund, the Manager, Pembina, Pembina Pipeline, Montreal Trust Company of Canada and Royal Bank of Canada in connection with the Credit Agreement, the Common Shares and the Notes;

"**take-over bid**" means a take-over bid within the meaning of the *Securities Act* (Alberta);

"**Trust Units**" means units of the Fund as authorized and described in the Declaration of Trust and issued thereunder as such and for the time-being outstanding and entitled to the benefits of the Declaration of Trust;

"**Trustee**" means the trustee of the Fund from time to time appointed pursuant to the Declaration of Trust; and

"**Unitholder**" means, at any time, a person who is a registered holder of one or more Trust Units and "**Unitholders**" means, at any time, all of the persons each of whom is at that time a Unitholder.

### 1.2 References to Acts Performed by the Fund

For greater certainty, where any reference is made in this Agreement to an act to be or not to be performed by the Fund, such reference shall be construed and applied for all purposes as if it referred to an act to be or not to be performed by the Trustee on behalf of the Fund.

### 1.3 Number and Gender

In this Agreement words importing the singular number only shall include the plural and vice versa and words importing gender shall include the masculine, feminine and neuter genders where the context requires.

### 1.4 Headings

The headings and subheadings inserted in this Agreement are designed for convenience of reference only and shall not affect the construction hereof.

### 1.5 Governing Law

This Agreement shall be construed by and interpreted pursuant to the laws of Alberta and the federal laws of Canada applicable therein.

### 1.6 Severability

If any provision of this Agreement is or shall become illegal, invalid or unenforceable, in whole or in part, the remaining provisions shall nevertheless be and remain valid and subsisting and the said remaining provisions shall be construed as if this Agreement had been executed without the illegal, invalid or unenforceable portion.

### 1.7 Schedule

The following are the schedules to this Agreement and form part hereof:

Schedule "1" - Articles of Amalgamation of Pembina
Schedule "2" - By-Laws of Pembina
Schedule "3" - Articles of Amendment of Pembina

## ARTICLE 2
## ARTICLES AND BY-LAWS

### 2.1 No Change Without Consent

The Fund shall not vote or cause to be voted the Common Shares, or otherwise exercise its influence, so as to alter, add to or delete from in any way the Articles and By-Laws (including without limitation an alteration that would change the number of Directors fixed for Pembina at a minimum of five and a maximum of nine) except with the prior written consent of the Manager, which consent may not be unreasonably withheld.

### 2.2 Conflicts

Subject to the restrictions in the Declaration of Trust respecting the Trustee's authority to vote the Common Shares, in the event of any conflict between the provisions of this Agreement on the one hand and the Articles or By-Laws on the other, the Fund shall vote or cause to be voted the Common Shares and otherwise use its influence to cause the Articles or By-Laws, as the case may be, to be amended to remove any such conflict in favour of the provisions of this Agreement.

## ARTICLE 3
## CONTROL OF COMMON SHARES BY THE FUND

### 3.1 Idem

Notwithstanding any other provision of this Agreement, if, at any time and from time to time, the Fund is the registered holder of not less than 25% of the then outstanding Common Shares, then the Fund, subject to the provisions of the Declaration of Trust, shall (without a meeting of the Common Shareholders being held or any consent of the Common Shareholders being obtained) vote, exercise the right to remove and replace Directors, evidence its approval or disapproval, exercise its influence over all the Common Shares and approve or disapprove of any amendment to the Articles and By-Laws as if it were the sole Common Shareholder, and all other Common Shareholders shall not have the right to vote, exercise the right to remove and replace Directors, evidence their approval or disapproval, exercise their influence over any Common Shares or approve or disapprove of any amendment to the Articles or By-Laws.

## ARTICLE 4
## MEETINGS OF COMMON SHAREHOLDERS

### 4.1 Meeting or in Writing

Subject to the provisions of the Declaration of Trust, if, at any time and from time to time, any approval, consent or determination by or of the Common Shareholders is necessary in connection with, or contemplated by, this Agreement, then such approval, consent or determination may either be given in writing by all of the Common Shareholders or by resolution duly passed and carried by not less than 50% (66⅔% in the case of a special resolution (as referred to in the Act)) of the votes cast on a poll at a meeting of the Common Shareholders duly

called and held for the purpose of considering the subject matter of such resolution and at which holders having not less than 5% of the Common Shares are present in person or represented by proxy in accordance with the By-Laws.

### 4.2 Formalities

The formalities to be observed with respect to the giving of notice of any Common Shareholder meeting, the conduct of it and the procedures to be followed where such meeting is adjourned shall be those from time to time prescribed in the By-Laws with respect to meetings of Pembina's shareholders. Subject to Section 3.1, on every poll taken at any such meeting, the Common Shareholders present in person or so represented by proxy shall be entitled to one vote in respect of each Common Share held.

### 4.3 Requisitioning Meeting

Notwithstanding the provisions of the By-Laws, the holders of not less than 5% of the Common Shares may, in writing, requisition the Board to call a meeting for the purposes stated in the requisition, provided, however, that for so long as the Fund is the holder of not less than 25% of the Common Shares only the Fund shall have the right to, but shall not be obligated to, requisition the Board to call a meeting.

## ARTICLE 5
## DIRECTORS OF PEMBINA

### 5.1 Nominees of the Manager

The Fund shall vote or cause to be voted the Common Shares and shall exercise its influence by causing such meetings of Pembina to be held, resolutions of shareholders of Pembina to be passed, agreements or other documents signed and acts done so that at all times two of the Directors shall be individuals each of whom is a nominee of the Manager designated in writing by the Manager to Pembina and to the Trustee (each a "Manager Nominee" and together the "Manager Nominees").

### 5.2 Change of Directors

A Director who is a Manager Nominee shall not be removed from office without the prior written consent of the Manager. The Fund will, upon the written request of the Manager, remove from office any Director who is a Manager Nominee before the expiration of such Director's term of office and appoint another Manager Nominee in the place of the Director so removed. If for any reason a Director who is a Manager Nominee resigns or for any reason ceases or becomes unable to act as a Director, the Fund will appoint as the replacement of such Director, another Manager Nominee. The Fund will comply with written instructions of the Manager with respect to the appointment, removal and replacement of the Manager Nominees.

## ARTICLE 6
## DISTRIBUTION POLICY

### 6.1 Distribution Policy

Pembina shall adopt and at all times carry out a distribution policy (the "Distribution Policy") which requires it to distribute, on each Distribution Payment Date (as such term is defined in the Declaration of Trust) by way of dividend, return of capital, repayment of principal and in certain circumstances which may exist after October 24, 2017, by repayment of indebtedness evidenced by the Notes, all of its available cash, but subject nevertheless to:

(a) the provisions of applicable laws;

(b) compliance with applicable material covenants and obligations relating to its bank financing, if any;

(c) satisfying or making provision to satisfy its bank financing and other debt obligations and its interest and other expense obligations, if any;

(d) retaining sufficient working capital and other reserves (including reclamation reserves) as may be considered appropriate by the Manager acting reasonably; and

(e) funding of ongoing capital maintenance programs and other capital expenditures (subject to the limitations on borrowing set out herein) in the ordinary course of business.

### 6.2 Credit Agreement and Subordination Agreement

The Fund and the Manager acknowledge that the Corporation has entered into: (i) the Credit Agreement, and that the Credit Agreement contains certain restrictions of the ability of the Corporation to make distributions (including dividends and return capital) on the Common Shares; and (ii) the Subordination Agreement, and that the Subordination Agreement provides for the subordination and postponement of the Common Shareholders' right to receive and retain distributions (including interest and principal) on the Notes and distributions (including dividends and return of capital) on the Common Shares in certain circumstances as set out therein. The terms and provisions of the Subordination Agreement are incorporated herein by reference in their entirety and shall form a part hereof.

## ARTICLE 7
## REPORTING OBLIGATIONS

### 7.1 Reporting Issuer

Pembina acknowledges that the Fund has made a public offering of Trust Units and is a reporting issuer within the meaning of the *Securities Act* (Alberta) and the equivalent securities legislation in other jurisdictions in Canada and accordingly must comply with the continuous disclosure requirements under applicable securities laws. Pembina agrees that to enable the Fund

to meet such continuous disclosure requirements, it will, and will cause each of its subsidiaries to, provide the Fund on a timely basis with annual and quarterly financial statements, reports of material changes that occur in its or their affairs, and such other information as it or they would be required to provide or disclose if it or they were a reporting issuer within the meaning of the *Securities Act* (Alberta).

## ARTICLE 8
## RIGHT OF FIRST REFUSAL - FINANCING

### 8.1 Condition Precedent

The provisions of this Article 8 shall apply only for so long as the Fund is the registered holder of Common Shares.

### 8.2 Notice of Material Particulars

If, at any time and from time to time after the date of this Agreement, Pembina wishes to issue Equity Securities or Subordinated Debt or a combination of both (the "Securities") whether to finance a New Project or for working capital purposes where sufficient funds are not otherwise available to Pembina, Pembina will first give at least 15 Business Days (the "Notice Period") written notice to the Fund of its intention to do so (the "Notice"). Pembina may not issue all or any portion of the Securities, enter into any binding agreements with respect to the Securities (unless such agreements are expressly stated to be subject to the Fund's rights herein) or grant a right to acquire all or any portion of the Securities during the Notice Period except in accordance with Section 8.5 or Sections 8.6 to 8.8.

### 8.3 Contents of Notice

The Notice shall include, if applicable, all material particulars of the New Project that are reasonably required by the Fund to make a reasoned business decision regarding the commercial viability of the New Project, or of the working capital requirements of Pembina, and to assess the ability of the Fund to raise the capital necessary to enable it to acquire the Securities to fund the New Project or provide such additional working capital to Pembina. Without limitation to the foregoing, Pembina shall provide to the Fund particulars of all material terms and conditions of the Securities and, during the Notice Period, the Fund and Pembina shall negotiate in good faith with a view to reaching agreement on any modifications to such material terms and conditions which are mutually acceptable to the Fund and Pembina. In the event the Fund and Pembina cannot agree on suggested modifications to any particular term or condition, that term or condition shall be as determined by Pembina.

### 8.4 Reply to Notice

On or before the expiration of the Notice Period the Fund shall notify Pembina in writing whether the Fund does (a "Positive Response") or the Fund does not (a "Negative Response") wish to use reasonable commercial efforts to raise the capital necessary to enable the Fund to acquire the Securities specified in the Notice and if it intends to use such reasonable commercial

efforts, the manner in which it proposes to raise such capital. Failure by the Fund to give a notice within the Notice Period shall be deemed to be a Negative Response.

**8.5 Negative Response**

In the event of a Negative Response, Pembina shall be at liberty to proceed with the New Project and issue the Securities specified in the Notice and the Fund shall, at the cost and expense of Pembina, cooperate with Pembina in connection therewith, provided that the covenant to cooperate shall not obligate the Fund to vote in favour of any proposed amendment to the Note Indenture, the rights and conditions attaching to the Common Shares or the provisions of this Agreement, which would have a material adverse effect on the value of the Notes or the Common Shares.

**8.6 Positive Response**

In the event of a Positive Response, the Fund shall enter into a subscription agreement with Pembina whereby Pembina shall agree to issue and the Fund shall agree to subscribe for, take up, and pay for the Securities specified in the Notice.

**8.7 Conditions Precedent**

The obligation of the Fund to take up and pay for the Securities shall be subject only to the conditions precedent that any public offering of Trust Units by the Fund in connection with the Fund's acquisition of the Securities shall be completed on or before a date which is not more than 180 days following the date of such subscription agreement and the net proceeds therefrom will be sufficient to pay the subscription price for the Securities.

**8.8 Conditions Not Met**

In the event the aforesaid conditions precedent are not satisfied or waived by the Fund on or before such 180th day or, if at any time prior thereto, the Fund shall notify Pembina that the public offering cannot be completed within such 180 day period, Pembina shall be at liberty to proceed with the New Project, if applicable, and in any event issue the Securities specified in the Notice and the Fund shall, at the cost and expense of Pembina, cooperate with Pembina in connection therewith, provided that the covenant to cooperate shall not obligate the Fund to vote in favour of any proposed amendment to the Note Indenture, the rights and conditions attaching to the Common Shares or this Agreement, which would have a material adverse effect on the value of the Notes or the Common Shares.

## ARTICLE 9
## RESTRICTIONS ON CAPITAL EXPENDITURES

**9.1 Capital Expenditures**

All capital expenditures in excess of $5,000,000 per New Project, or maintenance capital expenditures for a specific project in excess of $5,000,000, other than any such expenditures described in the Prospectus, must be approved by the Board of Directors.

## ARTICLE 10
## TERMINATION

### 10.1 Term of Agreement

This Agreement shall remain in force until the earlier of:

(a) the date upon which this Agreement is terminated by an agreement in writing among the parties hereto to that effect; or

(b) the date upon which the Management Agreement is terminated or expires without renewal.

### 10.2 Actions of the Fund

Upon the termination of this Agreement, the Fund may immediately vote or cause to be voted the Common Shares and otherwise exercise its influence to amend the Articles and By-Laws, and to remove the Manager Nominees as Directors, to replace such Directors with individuals who are nominees of the Fund and to otherwise elect, remove and replace Directors as provided for in the Act.

## ARTICLE 11
## GENERAL

### 11.1 Limitation on Liability of Trustee and Unitholders

The obligations of the Fund hereunder shall not be personally binding upon any of the holders of Trust Units and any recourse against the Fund, the Trustee or any holders of Trust Units in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or in connection herewith or from the matters to which this Agreement relates, if any, including without limitation, claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of the assets of the Fund.

### 11.2 Legend on Share Certificates

Pembina shall cause all certificates representing Common Shares to bear the following endorsement or words of similar effect thereon:

> "The shares represented by this certificate are subject to the terms and conditions of a Governance Agreement made as of October 24, 1997 among Pembina Pipeline Income Fund, Pembina Pipeline Corporation and Pembina Management Inc. which contains restrictions on the right to vote or otherwise deal with such shares and on the right of the holders of the shares to receive and retain distributions (including dividends and return of capital) in certain circumstances as set out therein. Notice of such restrictions and of the other provisions of such agreement is hereby given. A copy of

the Governance Agreement and the Subordination Agreement incorporated therein by reference is available for inspection at the registered office of Pembina Pipeline Corporation."

**11.3 Complying with this Agreement**

For the purpose of procuring due compliance with each of the provisions contained in this Agreement (including those which are required to be complied with by the Manager) Pembina, the Fund and each of the Common Shareholders shall:

(a) duly perform all such acts as are reasonably within their power so as to procure such compliance;

(b) cause to be exercised their voting rights as such, shall evidence their approval or disapproval, or otherwise exercise their influence and shall cause each of their nominee Directors (if any) of Pembina to exercise his or her voting rights (for so long as he or she is a Director) so as to procure such compliance; and

(c) the powers of the Directors shall accordingly be restricted or abrogated, as the case may be.

**11.4 Restriction on Transfer**

Subject to the provisions of this Agreement and all applicable laws and notwithstanding any provision of the Articles and By-Laws to the contrary, there shall be no restriction in the Articles on the transfer of Common Shares, or the number of Common Shareholders or on distributing, or distributing to the public, Common Shares.

**11.5 Amendment**

No supplement, modification, waiver or termination of this Agreement, otherwise than pursuant to Section 10.1(b) hereof, shall be binding unless executed in writing by the parties hereto or by their respective successors or permitted assigns.

**11.6 Waiver**

The failure of any party to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of the provision or limit the party's rights thereafter to enforce any provision or exercise any right. No waiver of any of the provisions of this Agreement shall be deemed to be or shall constitute a waiver of any other provision, nor shall any such waiver constitute a continuing waiver unless otherwise expressly stated.

**11.7 Remedies**

Each party acknowledges that its failure to observe or perform its covenants and agreements herein contained will result in damages to another party which could not be

adequately compensated for by a monetary award and accordingly each party hereto agrees that in addition to all other remedies available to a party at law or in equity in the event another party fails to observe or perform its covenants herein, a party will be entitled as a matter of right to apply to a court of competent equitable jurisdiction for such relief by way of restraining order, injunction, decree of specific performance or otherwise, as may be appropriate to ensure compliance by each party with this Agreement.

**11.8 Notices**

All notices required or permitted herein under this Agreement shall be in writing and may be given by delivering or faxing same during normal business hours to the address set forth below. Any such notice or other communication shall, if delivered, be deemed to have been given or made and received on the day it was so delivered if that day is a business day and if that day is not a business day, such notice or other communication shall be deemed to have been given or made and received on the first day after the actual day of delivery that is a business day. If a notice is faxed (with confirmation received), it shall be deemed to have been given or made and received on the day that it was so faxed if that day is a business day and if that day is not a business day it shall be deemed to have been given or made or received on the first day following the day it was so faxed that is a business day. The parties hereto may give from time to time written notice of change of address in the manner aforesaid:

To the Fund:

Montreal Trust Company of Canada
710, 530 - 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

Fax: (403) 267-6598

to the Manager and to Pembina:

Suite 2700
707 - 8th Avenue S.W.
Calgary, Alberta
T2P 2M7
Attention: President and Chief Executive Officer

Fax: (403) 231-7688

**11.9 Further Assurances**

Each party shall execute such further assurances and other documents and instruments and do such acts and other things as may be necessary or expedient to implement and to carry out the intent and purpose of this Agreement.

**11.10 Assignment**

If the Manager assigns the Management Agreement in accordance with the provisions of the Management Agreement it may assign the benefit of this Agreement to the assignee of the Management Agreement. Except pursuant to an in specie redemption of securities of the Fund pursuant to section 6.5 of the Declaration of Trust, the Fund may sell all but not less than all of the Common Shares provided that the transferee of such shares executes and delivers an agreement in form and substance satisfactory to the Manager acting reasonably whereby such transferee agrees to observe and be bound by the provisions of this Agreement as if it were also named with the Fund as a party of the first part hereto.

### 11.11 Unanimous Shareholders Agreement

This Agreement is intended to be a unanimous shareholders' agreement as contemplated by section 140 of the Act.

### 11.12 Time of Essence

Time shall be of the essence in respect of this Agreement.

**11.13 Enurement**

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors (including any additional or successor trustee appointed pursuant to the Declaration of Trust) and permitted assigns.

**IN WITNESS WHEREOF** the parties hereto have executed this Agreement.

**PEMBINA PIPELINE INCOME FUND**
By its Administrator, Pembina Management Inc.

by: *"W.R. Stedman"*
W.R. STEDMAN
President and Chief Executive Officer

by: *"D.J. Watkinson"*
D.J. WATKINSON
Vice President, General Counsel and Secretary

**PEMBINA PIPELINE CORPORATION**

by: *"W.R. Stedman"*
W.R. STEDMAN
President and Chief Executive Officer

by: *"D.J. Watkinson"*
D.J. WATKINSON
Vice President, General Counsel and Secretary

**PEMBINA MANAGEMENT INC.**

by: *"W.R. Stedman"*
W.R. STEDMAN
President and Chief Executive Officer

by: *"D.J. Watkinson"*
D.J. WATKINSON
Vice President, General Counsel and Secretary

SCHEDULE "1" TO THE GOVERNANCE AGREEMENT
BUSINESS CORPORATIONS ACT FORM 9
(Section 179)

**ALBERTA CONSUMER AND CORPORATE AFFAIRS**

**ARTICLES OF AMALGAMATION**

1. NAME OF CORPORATION. 2. CORPORATE ACCESS NO.

PEMBINA PIPELINE CORPORATION

3. THE CLASSES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE.

The annexed Schedule "A" is incorporated into and forms part of this form.

4. RESTRICTIONS IF ANY ON SHARE TRANSFERS.

None.

5. NUMBER (OR MINIMUM AND MAXIMUM NUMBER) OF DIRECTORS.

Five (5).

6. RESTRICTIONS IF ANY ON BUSINESS THE CORPORATION MAY CARRY ON.

None.

7. OTHER RULES OR PROVISIONS IF ANY.

The annexed Schedule "B" is incorporated into and forms part of this form.

8. NAME OF AMALGAMATING CORPORATIONS. CORPORATE ACCESS NO.

| NAME OF AMALGAMATING CORPORATIONS | CORPORATE ACCESS NO. |
|---|---|
| PEMBINA PIPELINE CORPORATION | 20716197 |
| PEMBINA CORPORATION | |

| 9. DATE | SIGNATURE | TITLE |
|---|---|---|
| | W. R. STEDMAN | DIRECTOR |

FOR DEPARTMENTAL USE ONLY FILED

SCHEDULE "A"

ARTICLES OF AMALGAMATION OF
PEMBINA PIPELINE CORPORATION

The Corporation is authorized to issue an unlimited number of Common Shares. The rights attached to the Common Shares are as follows:

(a) The holders of the Common Shares shall be entitled to receive notice of, attend at and vote at any meeting of the shareholders of the Corporation on the basis of one vote for each Common Share held at the time of any such meeting;

(b) To receive dividends declared as and if declared by the Board of Directors; and

(c) The holders of the Common Shares shall be entitled to share in the remaining property of the Corporation upon liquidation, dissolution, bankruptcy, winding-up or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

SCHEDULE "B"

ARTICLES OF AMALGAMATION OF
PEMBINA PIPELINE CORPORATION

1. The Corporation has a lien on the shares of a shareholder or his legal representative for a debt of that shareholder to the Corporation.

2. The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

**SCHEDULE "2" TO THE GOVERNANCE AGREEMENT**

# BY-LAW NO. 1

A by-law relating generally to the
transaction of the business and
affairs of

**PEMBINA PIPELINE CORPORATION**

---

Contents



BE IT ENACTED as a by-law of the Corporation as follows:

## TABLE OF CONTENTS

SECTION ONE

INTERPRETATION

1.01 Definitions. - In the by-laws of the Corporation, unless the context otherwise requires:

"Act" means the Business Corporations Act (Alberta), or any statute that may be substituted therefor, as from time to time amended;

"appoint" includes "elect" and vice versa;

"articles" means the articles attached to the Certificate of Incorporation of the Corporation as from time to time amended or restated;

"board" means the board of directors of the Corporation;

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

"cheque" includes a draft;

"Corporation" means the corporation amalgamated under the Act by the said certificate to which the articles are attached and named "PEMBINA PIPELINE CORPORATION";

"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders;

"recorded address" has the meaning set forth in section 11.08;

"Regulations" means the Regulations under the Act as published or from time to time amended and every regulation that may be substituted therefor and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Regulations shall be read as references to the substituted provisions therefor in the new regulations; and

"special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders.

Except as defined above, words and expressions defined in the Act and the Regulations, including "resident Canadian" and "unanimous shareholder agreement", have the same meanings when used herein. Words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing a person include an individual, partnership, association, body corporate, trustee, executor, administrator and legal representative.

## SECTION TWO

## BUSINESS OF THE CORPORATION

2.01 Registered Office. - The registered office of the Corporation shall be at the place within the Province of Alberta as is specified in the notice thereof filed with the articles and thereafter as the board may from time to time determine.

2.02 Corporate Seal. - The Corporation may have one or more different corporate seals, which seals may be adopted or changed from time to time by the board.

2.03 Financial Year. - The financial year of the Corporation shall end on such date as may be determined by the directors from time to time.

2.04 Execution of Instruments. - The president or vice-president together with the secretary; any two directors; or any two persons so authorized by a resolution of the board; are authorized to execute, and where they deem necessary or advisable, to affix the corporate seal of the Corporation and to deliver for and on behalf of and in the name of the Corporation such instruments, contracts and documents in such form as the directors or officers may approve, such approval to be conclusively evidenced by the execution and delivery thereof.

2.05 Banking Arrangements. - The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe.

2.06 Voting Rights in Other Bodies Corporate. - The signing officers of the Corporation under section 2.04 may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the officers executing or arranging for them. In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.07 Divisions. - The board may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon a basis, including without limitation types of business or operations, geographical territories, product lines or goods or services, as may be considered appropriate in each case. In connection with any such division the board or, subject to any direction by the board, the chief executive officer, may authorize from time to time, upon such basis as may be considered appropriate in each case:

(a) Subdivision and Consolidation - the further division of the business and operations of any division into sub-units and the consolidation of the business and operations of any divisions and sub-units;

(b) Name - the designation of any division or sub-unit by, and the carrying on of the business and operations of any division or sub-unit under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all places required by law; and

(c) Officers - the appointment of officers for any division or sub-unit, the determination of their powers and duties, and the removal of any officers so appointed, provided that any such officers shall not by reason of their being officers of a division or sub-unit, be officers of the Corporation.

## SECTION THREE

## BORROWING AND SECURITY

3.01 Borrowing Power. - Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles and any unanimous shareholder agreement, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c) to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.02 Delegation. - The board may from time to time delegate to a committee of the board, a director or an officer of the Corporation or any other person as may be designated by the board all or any of the powers conferred on the board by section 3.01 or by the Act to such extent and in such manner as the board may determine at the time of such delegation.

## SECTION FOUR

## DIRECTORS

4.01 Number of Directors. - Until changed in accordance with the Act, the board shall consist of the number of directors provided in the articles.

4.02 Qualification. - No person shall be qualified for election as a director if he is less than 18 years of age; if he is a dependent adult as defined in the Dependent Adults Act (Alberta) or is the subject of a certificate of incapacity under that Act, is a formal patient as defined in The Mental Health Act (Alberta), is the subject of an order under The Mentally Incapacitated Persons Act (Alberta) appointing a committee of his person or estate or both, or has been found to be a person of unsound mind by a court in Alberta or elsewhere; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder. At least half of the directors shall be resident Canadians.

4.03 Election and Term. - The election of directors shall take place at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors then in office unless the directors otherwise determine. Where the shareholders adopt an amendment to the articles to increase the number or minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. The election shall be by resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.04 Removal of Directors. - Subject to the Act or a unanimous shareholders agreement, the shareholders may by resolution passed at a meeting of shareholders specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the board.

4.05 Vacation of Office. - A director ceases to hold office when he dies; he is removed from office by the shareholders; he ceases to be qualified for election as a director; or his written resignation is sent or delivered to the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

4.06 Vacancies. - Subject to the Act, a quorum of the board may appoint a qualified individual to fill a vacancy in the board.

4.07 Action by the Board. - Subject to any unanimous shareholder agreement, the board shall manage the business and affairs of the Corporation. The powers of the board may be exercised at a meeting (subject to sections 4.08 and 4.09) at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board.

Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

4.08 At Least Half Canadians at Meetings. - The board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least half of the directors present are resident Canadians, except where

(a) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

(b) the number of resident Canadian directors present at the meeting, together with any resident Canadian director who gives his approval under clause (a), totals at least half of the directors present at the meeting.

4.09 Meeting by Telephone. - A director may participate in a meeting of the board or of a committee of the board by means of conference telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means is deemed to be present at the meeting.

4.10 Place of Meetings. - Meetings of the board may be held at any place in or outside Alberta.

4.11 Calling of Meetings. - Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the managing director, the president or any two directors may determine.

4.12 Notice of Meeting. - Notice of the time and place of each meeting of the board shall be given in the manner provided in Section Eleven to each director not less than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to:

(a) submit to the shareholders any question or matter requiring approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor;

(c) issue securities, except in the manner and on the terms authorized by the directors;

(d) declare dividends;

(e) purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the directors;

(f) pay a commission for the sale of shares;

(g) approve a management proxy circular;

(h) approve any annual financial statements; or

(i) adopt, amend or repeal by-laws.

4.13 First Meeting of New Board. - Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

4.14 Adjourned Meeting. - Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.15 Regular Meetings. - The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.16 Chairman. - The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, managing director or president. If no such officer is present, the directors present shall choose one of their number to be chairman.

4.17 Quorum. - Subject to section 4.08, the quorum for the transaction of business at any meeting of the board shall be a majority of directors or such greater number of directors as the board may from time to time determine. Where the Corporation has a board consisting of only one director, that director may constitute a meeting.

4.18 Votes to Govern. - At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the Chief Executive Officer and President of the meeting shall be entitled to a second or casting vote.

4.19 Conflict of Interest. - A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders. Such a director shall not vote on any resolution to approve any such contract or proposed contract except as permitted by the Act.

4.20 Remuneration and Expenses. - Subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

---

## SECTION FIVE

## COMMITTEES

5.01 Committees of the Board. - The board may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise. At least half of the members of any such committee shall be resident Canadians.

5.02 Transaction of Business. - The powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

5.03 Advisory Bodies. - The board may from time to time appoint such advisory bodies as it may deem advisable.

5.04 Procedure. - Unless otherwise determined by the board, each committee and advisory body shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

---

## SECTION SIX

## OFFICERS

6.01 Appointment. - Subject to any unanimous shareholder agreement, the board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. One person may hold more than one office. The board may specify the duties of and, in accordance with this by-law and subject to the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to sections 6.02 and 6.03, an officer may but need not be a director.

6.02 Chairman of the Board. - The board may from time to time also appoint a chairman of the board who shall be a director. If appointed, the board may assign to him any of the powers and duties that are by any provisions of this by-law assigned to the managing director or to the president; and he shall have such other powers and duties as the board may specify.

6.03 Managing Director. - The board may from time to time also appoint a managing director who shall be a resident Canadian and a director. If appointed, he shall be the chief executive officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation; and he shall have such other powers and duties as the board may specify. During the absence or disability of the president, or if no president has been appointed, the managing director shall also have the powers and duties of that office.

6.04 President. - The president shall be the chief operating officer and, subject to the authority of the board, shall have general supervision of the business of the Corporation; and he shall have such other powers and duties as the board may specify. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office.

6.05 Secretary. - The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, records and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; he shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions as secretary and of the financial position of the Corporation; and he shall have such other powers and duties as otherwise may be specified.

6.06 Powers and Duties of Officers. - The powers and duties of all officers shall be such as the terms of their engagement call for or as the board or (except for those whose powers and duties are to be specified only by the board) the chief executive officer may specify. The board and (except as aforesaid) the chief executive officer may, from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.07 Term of Office. - The board, in its discretion, may remove any officer of the Corporation. Otherwise each officer appointed by the board shall hold office until his successor is appointed or until his earlier resignation.

6.08 Agents and Attorneys. - The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to subdelegate) of management, administration or otherwise as may be thought fit.

6.09 Conflict of Interest. - An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with section 4.19.

---

## SECTION SEVEN

## PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01 Limitation of Liability. - Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune which shall happen in the execution of the duties of his office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

7.02 Indemnity. - Subject to the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if (a) he acted honestly and in good faith with a view to the best interests of the Corporation; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful. The Corporation may also indemnify such person in such other circumstances as the Act or law permits. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

## SECTION EIGHT

## SHARES

8.01 Allotment of Shares. - Subject to the Act, the articles and any unanimous shareholder agreement, the board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02 Commissions. - The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03 Registration of Transfers. - Subject to the Act, no transfer of a share shall be registered in a securities register except upon presentation of the certificate representing such share with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any reasonable fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in section 8.09.

8.04 Non-recognition of Trusts. - Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

8.05 Share Certificates. - Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written certificate of acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register.

Such certificates shall be in such form as the board may from time to time approve. Any such certificate shall be signed in accordance with section 2.04 and need not be under the corporate seal.

8.06 Replacement of Share Certificates. - The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.07 Joint Shareholders. - If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.08 Deceased Shareholders. - In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

8.09 Lien for Indebtedness. - If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to the articles and to any unanimous shareholder agreement, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

## SECTION NINE

## DIVIDENDS AND RIGHTS

9.01 Dividends. - Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation. Any dividend unclaimed after a period of 6 years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

9.02 Dividend Cheques. - A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.03 Record Date for Dividends and Rights. - The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than 7 days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

## SECTION TEN

## MEETINGS OF SHAREHOLDERS

10.01 Annual Meetings. - The annual meeting of shareholders shall be held at such time in each year and, subject to section 10.03, at such place as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.02 Special Meetings. - The board, the chairman of the board, the managing director or the president shall have power to call a special meeting of shareholders at any time.

10.03 Place of Meetings. - Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in Alberta or, if all the shareholders entitled to vote at the meeting so agree, at some place outside Alberta.

10.04 Notice of Meetings. - Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Section Eleven not less than 21 nor more than 50 days before the date of the meeting to each director, to the auditor, and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

10.05 List of Shareholders Entitled to Notice. - If the Corporation has more than 15 shareholders entitled to vote at a meeting of shareholders, it shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to section 10.06, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where no such notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the records office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared. Where a separate list of shareholders has not been prepared, the names of persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to vote at such meeting shall be deemed to be a list of shareholders.

10.06 Record Date for Notice. - If no such record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, shall be the day on which the meeting is held.

10.07 Meetings Without Notice. - A meeting of shareholders may be held without notice at any time and place permitted by the Act (a) if all the shareholders entitled to vote thereat are present in person or duly represented or if those not present or represented waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held, so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Alberta, shareholders not present or duly represented, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.08 Chairman, Secretary and Scrutineers. - The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: managing director, president, chairman of the board, or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

10.09 Persons Entitled to be Present. - The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.10 Quorum. - Subject to the Act in respect of a sole shareholder, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

10.11 Right to Vote. - Every person named in the list referred to in section 10.05 shall be entitled to vote the shares shown thereon opposite his name at the meeting to which such list relates, except to the extent that (a) where the Corporation has fixed a record date in respect of

such meeting, such person has transferred any of his shares after such record date or, where the Corporation has not fixed a record date in respect of such meeting, such person has transferred any of his shares after the date on which such list is prepared, and (b) the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, has demanded not later than 2 days before the meeting or any shorter period that the chairman of the meeting may permit that his name be included in such list. In any such excepted case the transferee shall be entitled to vote the transferred shares at such meeting.

10.12 Proxyholders and Representatives. - Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder and one or more alternate proxyholders, to attend and act as his representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act. Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairman of the meeting. Any such proxyholder or representative need not be a shareholder.

10.13 Time for Deposit of Proxies. - The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours, excluding Saturdays and holidays, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time having been specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.14 Joint Shareholders. - If two or more persons hold shares jointly, any one of them present in person or duly represented at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented and vote, they shall vote as one the shares jointly held by them.

10.15 Votes to Govern. - At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

10.16 Show of Hands. - Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot thereon is required or demanded as hereinafter provided, and upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the

vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

10.17 Ballots. - On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman may require a ballot or any person who is present and entitled to vote on such question at the meeting may demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.18 Adjournment. - The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the time of adjournment. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.19 Action in Writing by Shareholders. - A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

10.20 Only One Shareholder. - Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented constitutes a meeting.

10.21 Meeting by Telephone. - A shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephone or other communications facility that permits all persons participating in the meeting to hear each other, and a person participating in such a meeting by those means is deemed to be present at the meeting.

---

SECTION ELEVEN

NOTICES

11.01 Method of Giving Notices. - Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

11.02 Notice to Joint Shareholders. - If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders, but notice addressed to one of such persons shall be sufficient notice to all of them.

11.03 Computation of Time. - In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the day of giving the notice shall be excluded and the day of the meeting or other event shall be included, unless the computation of time is required by law to be performed differently.

11.04 Undelivered Notices. - If any notice given to a shareholder pursuant to section 11.01 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

11.05 Omissions and Errors. - The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.06 Persons Entitled by Death or Operation of Law. - Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address

being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

11.07 Waiver of Notice. - Any shareholder, proxyholder or other person entitled to attend a meeting of shareholders, director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under the Act, the regulations thereunder, the articles, the by-laws or otherwise, and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or a committee of the board which may be given in any manner.

11.08 Interpretation. - In this by-law, "recorded address" means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his latest address as recorded in the records of the Corporation.

SECTION TWELVE

EFFECTIVE DATE

12.01 Effective Date. - This by-law shall come into force when made by the board in accordance with the Act.

12.02 Repeal. - All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under any repealed by-law shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

MADE by the board effective the 23rd day of October, 1997.

PRESIDENT

SECRETARY

CONFIRMED by the shareholders in accordance with the Act the 23rd day of October, 1997.

SECRETARY

## SCHEDULE "3" TO THE GOVERNANCE AGREEMENT

**BUSINESS CORPORATIONS ACT** **FORM 4**

(Sections 27 or 171)

**ALBERTA CONSUMER AND CORPORATE AFFAIRS** **ARTICLES OF AMENDMENT**

1. NAME OF CORPORATION: 2. CORPORATE ACCESS NO.

PEMBINA PIPELINE CORPORATION 20757938

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

Pursuant to Section 174(1)(k) of the Business Corporations Act, Item 5 of the Articles be amended by deleting it in its entirety and replacing it with the following:

"Minimum Five (5) and Maximum Nine (9)."

| DATE | SIGNATURE | TITLE |
|---|---|---|
| APRIL 30, 1999 | D.J. WATKINSON, Q.C. | DIRECTOR |

FOR DEPARTMENTAL USE ONLY FILED

30633230.1

**FIRST AMENDING AGREEMENT TO GOVERNANCE AGREEMENT**

THIS FIRST AMENDING AGREEMENT to the Governance Agreement made as of the 28th day of April, 2000.

AMONG:

**PEMBINA PIPELINE INCOME FUND**, a trust formed in accordance with the laws of Alberta (the "Fund")

OF THE FIRST PART

- and -

**PEMBINA MANAGEMENT INC.**, a body corporate incorporated under the laws of the Province of Alberta, with offices in the City of Calgary, in the Province of Alberta (the "Manager")

OF THE SECOND PART

- and -

**PEMBINA PIPELINE CORPORATION**, a body corporate amalgamated under the laws of the Province of Alberta, with offices in the City of Calgary, in the Province of Alberta (hereinafter called "Pembina")

OF THE THIRD PART

WHEREAS by Governance Agreement made as of the 24th day of October, 1997 the Fund, Pembina and the Manager set forth their agreement concerning the maintenance of the Articles and By-Laws of Pembina, the appointment of two nominees of the Manager as Directors, the right of the Fund to terminate such appointments in certain circumstances and other matters;

AND WHEREAS the Governance Agreement was amended pursuant to an extraordinary resolution of the Unitholders the 30th day of April, 1999;

AND WHEREAS the Unitholders, by an extraordinary resolution passed on April 28, 2000, and the parties hereto, pursuant to this First Amending Agreement to the Governance Agreement (the "First Amending Agreement"), desire to amend certain provisions of the Governance Agreement to remove the ability of the Manager to appoint two directors of Pembina on the terms and conditions set forth herein;

AND WHEREAS all necessary corporate and trust action has been taken by the parties hereto for the execution and delivery of this First Amending Agreement;

NOW THEREFORE it is hereby agreed and declared as follows:

## ARTICLE 1
## INTERPRETATION

### 1.1 Definitions

In this First Amending Agreement, unless there is something in the subject matter or context inconsistent therewith, terms defined in the Governance Agreement shall have the same meanings when used in this First Amending Agreement.

### 1.2 Incorporation of Governance Agreement

This First Amending Agreement is supplemental to and shall hereafter be read in conjunction with the Governance Agreement and the Governance Agreement and this First Amending Agreement shall hereinafter have effect so far as practicable as if all the provisions thereof and hereof were contained in one instrument, save as varied or amended by the terms hereof.

### 1.3 Reference to and Effect on the Governance Agreement

On and after the date hereof, each reference in the Governance Agreement to "this Agreement", "hereunder", "hereof", "herein", or words of like import, and each reference to the Governance Agreement in any and all agreements, documents and instruments delivered by all or any one or more of the Fund, Pembina, the Manager or any other person shall mean and refer to the Governance Agreement as amended hereby.

### 1.4 Interpretation Not Affected by Headings, etc.

The division of this First Amending Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

## ARTICLE 2
## AMENDMENTS TO THE GOVERNANCE AGREEMENT

### 2.1 Manager Nominees to Pembina Board of Directors

(a) Article 5 of the Governance Agreement is hereby amended by deleting all sections and text in such Article 5 in their entirety and replacing them with the words "[Intentionally Deleted]";

(b) Section 10.2 of the Governance Agreement is hereby amended by deleting the words "and to remove the Manager Nominees as Directors, to replace such Directors with individuals who are nominees of the Fund".

**ARTICLE 3**
**MISCELLANEOUS**

**3.1 Further Assurances**

The parties hereby covenant and agree to execute and deliver such further and other instruments and to take such further or other action as may be necessary or advisable to give effect to this First Amending Agreement and the provisions hereof.

**3.2 Counterparts**

This First Amending Agreement to the Governance Agreement may be simultaneously executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

**PEMBINA PIPELINE INCOME FUND**
By its Administrator, Pembina Management Inc.

Per: *"R.B. Michaleski"*

Per: *"D.J. Watkinson"*

**PEMBINA PIPELINE CORPORATION**

Per: *"R.B. Michaleski"*

Per: *"D.J. Watkinson"*

**PEMBINA MANAGEMENT INC.**

Per: *"R.B. Michaleski"*

Per: *"D.J. Watkinson"*

# SECOND SUPPLEMENTAL INDENTURE

**Dated as of the 19th day of June, 2003**

**Between**

**PEMBINA PIPELINE INCOME FUND**

**and**

**COMPUTERSHARE TRUST COMPANY OF CANADA**

Supplementing the Trust Indenture dated as of March 21, 2001, as supplemented by the First Supplemental Indenture dated December 4, 2001, between Pembina Pipeline Income Fund and Computershare Trust Company of Canada (as successor to Montreal Trust Company of Canada), as trustee, and providing for the issue of 7.35% Debentures, in the aggregate principal amount of up to $220 million

**THIS SECOND SUPPLEMENTAL INDENTURE** dated as of June 19, 2003.

**BETWEEN:**

**PEMBINA PIPELINE INCOME FUND,** an open ended trust formed under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta

(hereinafter called the "**Fund**")

OF THE FIRST PART

- and -

**COMPUTERSHARE TRUST COMPANY OF CANADA,** a trust company incorporated under the laws of Canada having an office at the City of Calgary, in the Province of Alberta, as successor to Montreal Trust Company of Canada

(hereinafter called the "**Trustee**")

OF THE SECOND PART

**WHEREAS:**

A. by a trust indenture (the "**Principal Indenture**") dated as of March 21, 2001 between the Fund and the Trustee, provision was made for the issuance of an unlimited principal amount of Debentures (as defined in the Principal Indenture), issuable in one or more series; and

B. the Fund created and issued a first series of Debentures on March 21, 2001 designated as 8.25% Convertible Unsecured Subordinated Debentures (the "**Initial Debentures**"), in an aggregate principal amount of sixty million dollars ($60,000,000), pursuant to the Principal Indenture; and

C. the Fund created and issued a second series of Debentures on December 4, 2001 designated as 7.50% Convertible Unsecured Subordinated Debentures (the "**7.50% Debentures**"), in an aggregate principal amount of eighty-seven million five hundred thousand dollars ($87,500,000), pursuant to a first supplemental indenture dated December 4, 2001 (the "**First Supplemental Indenture**"); and

D. the Fund desires to provide for the creation and issue of a series of Additional Debentures with the designation of "7.35% Convertible Unsecured Subordinated Debentures" (the "**7.35% Debentures**"), all upon the terms set forth in this second supplemental indenture (the "**Second Supplemental Indenture**"); and

E. the Fund is not in default under the Principal Indenture; and

F. all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Second Supplemental Indenture, to make the same effective and binding upon the Fund, and to make the 7.35% Debentures, when authenticated by the Trustee and issued as provided in the Principal Indenture and this Second Supplemental Indenture, valid, binding and legal obligations of the Fund with the benefit and subject to

the terms of the Principal Indenture, as amended and supplemented by the First Supplemental Indenture, and this Second Supplemental Indenture; and

G. the Trustee has acquired, by assignment from Montreal Trust Company of Canada, the Principal Indenture, as amended and supplemented by the First Supplemental Indenture, and all of the rights and obligations of Montreal Trust Company of Canada thereunder, in accordance with Section 16.17 of the Principal Indenture; and

H. the foregoing recitals, except for G, are made as representations and statements of fact by the Fund and not by the Trustee.

NOW, THEREFORE, THIS SECOND SUPPLEMENTAL INDENTURE WITNESSETH, and it is hereby agreed and declared as follows:

## ARTICLE 1
## INTERPRETATION

### Section 1.1 To be Read with Principal Indenture and First Supplemental Indenture; Governing Law

This Second Supplemental Indenture is supplemental to the Principal Indenture, as amended and supplemented by the First Supplemental Indenture, and the Principal Indenture, the First Supplemental Indenture and this Second Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, with respect to the 7.35% Debentures as if all the provisions of the Principal Indenture, the First Supplemental Indenture, and this Second Supplemental Indenture were contained in one instrument, which instrument shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. The parties hereto expressly request and require that this document, including the form of 7.35% Debenture attached hereto as Schedule A, be drawn up in English. Les parties aux présentes conviennent et exigent que cette entente et tous les documents qui s'y rattachent soient rédigés en anglais.

### Section 1.2 Definitions

In this Second Supplemental Indenture and the 7.35% Debentures, unless there is something in the subject matter or context inconsistent therewith:

(i) **"7.35% Debentures"** means the series of Debentures designated 7.35% Convertible Unsecured Subordinated Debentures described in Article 2 and created by the Fund to be authenticated and delivered pursuant to the terms of this Second Supplemental Indenture;

(ii) **"Second Supplemental Indenture"**, **"hereto"**, **"herein"**, **"hereof"**, **"hereby"**, **"hereunder"** and similar expressions refers to this Second Supplemental Indenture made as of June 19, 2003 and not to any particular Article, Section or other portion hereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof, and the expression "Article" or "Section" followed by a number means and refers to the specified Article or Section of this Second Supplemental Indenture unless otherwise expressly stated;

(iii) **"Indenture"** (when not qualified by the word "Principal" or the words "First Supplemental" or "Second Supplemental") means or refers to the Principal Indenture and any indenture, deed or instrument supplemental or ancillary thereto, including the First Supplemental Indenture and this Second Supplemental Indenture;

(iv) **"Schedule E"** means, in respect of the 7.35% Debentures, Schedule E attached hereto;

(v) **"Senior Indebtedness"** shall mean the principal of and the interest and premium (or any other amounts payable thereunder), if any, on:

(i) all indebtedness (including any indebtedness to trade creditors), liabilities and obligations of the Fund (other than the Initial Debentures, the 7.50% Debentures and the 7.35% Debentures), whether outstanding on the date of the Second Supplemental Indenture or thereafter created, incurred, assumed or guaranteed in connection with the acquisition by the Fund of any businesses, properties or other assets or for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments) or in connection with the acquisition of any businesses, properties or other assets or for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments) by others including, without limitation, any Subsidiary of the Fund for payment of which the Fund is responsible or liable, whether absolutely or contingently; and

(ii) renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations; and

unless in each case it is provided by the terms of the instrument creating or evidencing such indebtedness, liabilities or obligations that such indebtedness, liabilities or obligations are *pari passu* with or subordinate in right of payment to any Debentures which by their terms are subordinated, which for greater certainty includes the Initial Debentures, the 7.50% Debentures, and the 7.35% Debentures; and

(vi) other expressions defined in the Principal Indenture and not otherwise defined herein shall have the same meanings in this Second Supplemental Indenture as so defined in the Principal Indenture.

**Section 1.3 Schedules**

The following Schedules form part of this Second Supplemental Indenture:

- Schedule A - Form of 7.35% Debenture
- Schedule B - Form of Redemption Notice
- Schedule C - Form of Maturity Notice
- Schedule D - Form of Notice of Conversion

- Schedule E - Form of Declaration for Removal of Legend

## ARTICLE 2
## 7.35% DEBENTURES

**Section 2.1 Creation and Designation**

There is hereby authorized to be issued under the Indenture a series of Debentures designated 7.35% Convertible Unsecured Subordinated Debentures (herein the "**7.35% Debentures**") and such 7.35% Debentures shall have the terms set forth in this Article 2 and in accordance with the provisions of the Principal Indenture, as amended and supplemented by the First Supplemental Indenture, and this Second Supplemental Indenture.

**Section 2.2 Limitation on Aggregate Principal Amount**

The aggregate principal amount of 7.35% Debentures that may be certified and delivered (except for 7.35% Debentures certified and delivered upon registration of, transfer of, amendment of, or in exchange for, or in lieu of, other 7.35% Debentures pursuant to Sections 2.9, 2.10, 3.2, 3.3 and 3.6 of the Principal Indenture) shall be limited to two hundred and twenty million dollars ($220,000,000).

**Section 2.3 Form and Terms of 7.35% Debentures**

(a) The 7.35% Debentures shall be dated as of June 19, 2003, shall mature on December 31, 2010 and shall bear interest from and including the date of issue at the rate of 7.35% per annum, payable in equal semi-annual payments on June 30 and December 31 in each year, the first such payment to fall due on December 31, 2003 and the last such payment to fall due on December 31, 2010, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually. Notwithstanding the foregoing, the first interest payment will include interest accrued from and including June 19, 2003 to December 31, 2003, which will be equal to $39.27 for each $1,000 principal amount of the 7.35% Debentures.

(b) The 7.35% Debentures will be redeemable in accordance with the terms of Article 4 of the Principal Indenture, provided that the 7.35% Debentures will not be redeemable prior to June 30, 2006, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. On and after June 30, 2006, and prior to June 30, 2008, the 7.35% Debentures may be redeemed in whole or in part from time to time at the option of the Fund on notice as provided for in Section 4.3 of the Principal Indenture provided that the Current Market Price on the date preceding the date on which such notice of redemption is given is at least 125% of the Conversion Price and the Fund shall have provided to the Trustee an Officers' Certificate confirming such Current Market Price. On and after June 30, 2008 and prior to maturity, the 7.35% Debentures may be redeemed in whole or in part from time to time at the option of the Fund on notice as provided for in Section 4.3 of the Principal Indenture. The Redemption Price for the 7.35% Debentures will be a price equal to their principal amount, and in addition thereto, at the time of redemption the Fund shall pay to the holders of such 7.35% Debentures all accrued and unpaid interest thereon to, but excluding, the Redemption Date. The Redemption Notice for the 7.35% Debentures shall be in the form set forth in Schedule B attached hereto.

(c) The 7.35% Debentures will be subordinated to the Senior Indebtedness (as defined in this Second Supplemental Indenture) of the Fund in accordance with the provisions of Article 5 of the Principal Indenture. Each 7.35% Debenture will rank *pari passu* with each other 7.35% Debenture and with the Initial Debentures and the 7.50% Debentures outstanding from time to time.

(d) Upon and subject to the provisions and conditions of Article 6 of the Principal Indenture, the holder of each 7.35% Debenture shall have the "right" at such holder's option, at any time when the registers maintained by the Trustee in respect of the 7.35% Debentures are open prior to the close of business on the earlier of December 31, 2010 and the last Business Day immediately preceding the date specified by the Fund for redemption of the 7.35% Debentures by notice to the holders of 7.35% Debentures in accordance with Section 2.3(b) of this Second Supplemental Indenture and Section 4.3 of the Principal Indenture (the earlier of which will be the "**Time of Expiry**" for the purposes of Article 6 of the Principal Indenture in respect of the 7.35% Debentures), to convert the whole or, in the case of a 7.35% Debenture of a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal amount of such Debenture into Trust Units at the Conversion Price in effect on the Date of Conversion (as defined in Section 6.4(b) of the Principal Indenture). For purposes of Section 6.4(a) of the Principal Indenture, the "conversion form" shall be the form attached hereto as Schedule D.

The Conversion Price in effect on the date hereof for each Trust Unit to be issued upon the conversion of 7.35% Debentures shall be equal to $12.50 such that 80.0000 Trust Units shall be issued for each $1,000 principal amount of 7.35% Debentures so converted. No adjustment to the Conversion Price will be made for dividends or distributions on Trust Units issuable upon conversion or for interest accrued on 7.35% Debentures surrendered for conversion. Holders converting their 7.35% Debentures will receive such accrued and unpaid interest up to the date preceding the Date of Conversion in cash. The Conversion Price applicable to the Trust Units, securities or other property receivable on the conversion of the 7.35% Debentures is subject to adjustment pursuant to the provisions of Section 6.5 of the Principal Indenture.

(e) On redemption or at maturity of the 7.35% Debentures, the Fund may, at its option and subject to the provisions of Section 4.6 of the Principal Indenture and Section 4.10 of the Principal Indenture as applicable, and subject to regulatory approval, elect to satisfy its obligation to pay the principal amount of the 7.35% Debentures by issuing and delivering to the holders of 7.35% Debentures Freely Tradeable Trust Units. If the Fund elects to exercise such option, notwithstanding any other provision of Article 4 of the Principal Indenture or of this Second Supplemental Indenture, the notice delivered to holders of 7.35% Debentures in respect thereof shall be delivered to the Trustee and the holders of 7.35% Debentures not more than 60 days and not less than 40 days prior to the Redemption Date or Maturity Date, as applicable.

(f) The 7.35% Debentures shall be issued as Fully Registered Debentures in denominations of $1,000 and integral multiples of $1,000 and the Trustee is hereby appointed as registrar and transfer agent for the 7.35% Debentures. Each 7.35% Debenture and the certificate of the Trustee endorsed thereon shall be issued in substantially the form set forth in Schedule A attached hereto, with such insertions, omissions, substitutions or other variations as shall be required or permitted by this Indenture and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not

inconsistent with the provisions of the Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the Fund Trustee executing such 7.35% Debenture in accordance with Section 2.7 of the Principal Indenture, as conclusively evidenced by its execution of an 7.35% Debenture. Each 7.35% Debenture shall additionally bear such distinguishing letters and numbers as the Trustee shall approve. Notwithstanding the foregoing, a 7.35% Debenture may be in such other form or forms as may, from time to time, be approved by a resolution of the Fund Trustee or as specified in an Officers' Certificate. The 7.35% Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

The 7.35% Debentures may be issued as Global Debentures and, in such case, the Depository or Depositories for such Global Debentures in whose name the Global Debentures will be registered (and the Global Debentures may be registered in the name of a nominee of the Depository), and in any circumstances other than or in addition to those set forth in Section 3.2 of the Principal Indenture in which any such Global Debenture may be exchanged for Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a person other than the Depository for such Global Debentures or a nominee thereof, shall be CDS & Co. or as otherwise may be determined by the Fund at the time of issue.

(g) Upon and subject to the provisions and conditions of Article 11 of the Principal Indenture, and subject to regulatory approval, the Fund may elect, from time to time, to satisfy its Interest Obligation on the 7.35% Debentures on any Interest Payment Date by delivering Trust Units to the Trustee.

(h) Within 30 days following the occurrence of a Change of Control and subject to the provisions and conditions of this Section 2.3(h), the Fund shall be obligated to offer to purchase the 7.35% Debentures. The terms and conditions of such obligation are set forth below:

(i) Within 30 days following the occurrence of a Change of Control, the Fund shall deliver to the Trustee, and the Trustee shall promptly deliver to the holders of the 7.35% Debentures a notice stating that there has been a Change of Control and specifying the circumstances surrounding such event (a "**Change of Control Notice**") together with an offer in writing (the "**Offer**") to purchase all then outstanding 7.35% Debentures made in accordance with the requirements of Applicable Securities Legislation at a price equal to 101% of the principal amount thereof (the "**Offer Price**") plus accrued and unpaid interest on such 7.35% Debentures up to, but excluding, the date of acquisition by the Fund or a related party of such Debentures (collectively, the "**Total Offer Price**").

(ii) If 90% or more in aggregate principal amount of 7.35% Debentures outstanding on the date the Fund provides the Change of Control Notice and the Offer to holders of the 7.35% Debentures have been tendered for purchase pursuant to the Offer on the expiration thereof, the Fund has the right upon written notice provided to the Trustee within 10 days following the expiration of the Offer, to redeem and will redeem all the 7.35% Debentures remaining outstanding on the expiration of the Offer at the Total Offer Price (the "**90% Redemption Right**").

(iii) Upon receipt of notice that the Fund has exercised or is exercising the 90% Redemption Right and is acquiring the remaining 7.35% Debentures, the Trustee shall promptly provide written notice to each Debentureholder that did not previously accept the Offer that:

(1) the Fund has exercised the 90% Redemption Right and is purchasing all outstanding 7.35% Debentures effective on the expiry of the Offer at the Total Offer Price, and shall include a calculation of the amount payable to such holder as payment of the Total Offer Price;

(2) each such holder must transfer their 7.35% Debentures to the Trustee on the same terms as those holders that accepted the Offer and must send their respective 7.35% Debentures, duly endorsed for transfer, to the Trustee within 10 days after the sending of such notice; and

(3) the rights of such holder under the terms of the 7.35% Debentures and the Indenture cease effective as of the date of expiry of the Offer provided the Fund has, on or before the time of notifying the Trustee of the exercise of the 90% Redemption Right, paid the Total Offer Price to, or to the order of, the Trustee and thereafter the 7.35% Debenture shall not be considered to be outstanding and the holder shall not have any right except to receive such holder's Total Offer Price upon surrender and delivery of such holder's 7.35% Debentures in accordance with the Indenture.

(iv) The Fund shall, on or before 11:00 a.m., Calgary Time on the Business Day immediately prior to the expiry of the Offer, deposit with the Trustee or any paying agent to the order of the Trustee, such sums of money, as may be sufficient to pay the Total Offer Price of the 7.35% Debentures to be purchased or redeemed by the Fund on the expiry of the Offer, provided that, to the extent permitted by the then applicable rules of the Canadian Payments Association, the Fund may elect to satisfy this requirement by providing the Trustee with a cheque for such amounts required under this Section 2.3(h)(iv) post-dated to the date of expiry of the Offer. The Fund shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with such purchase and/or redemption, as the case may be. Every such deposit shall be irrevocable. From the sums so deposited, the Trustee shall pay or cause to be paid to the holders of such 7.35% Debentures, the Offer Price, and all accrued and unpaid interest, if any, to which they are entitled on the Fund's purchase or redemption.

(v) In the event that one or more of such 7.35% Debentures being purchased in accordance with this Section 2.3(h) becomes subject to purchase in part only, upon surrender of such 7.35% Debentures for payment of the Total Offer Price, the Fund shall execute and the Trustee shall certify and deliver without charge to the holder thereof or upon the holder's order, one or more new 7.35% Debentures for the portion of the principal amount of the 7.35% Debentures not purchased.

(vi) 7.35% Debentures for which holders have accepted the Offer and 7.35% Debentures which the Fund has elected to redeem in accordance with this Section

2.3(h) shall become due and payable at the Total Offer Price on the date of expiry of the Offer, in the same manner and with the same effect as if it were the date of maturity specified in such 7.35% Debentures, anything therein or herein to the contrary notwithstanding, and from and after such date of expiry of the Offer, if the money necessary to purchase or redeem the 7.35% Debentures shall have been deposited as provided in this Section 2.3(h) and affidavits or other proofs satisfactory to the Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the 7.35% Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

(vii) In case the holder of any 7.35% Debenture to be purchased or redeemed in accordance with this Section 2.3(h) shall fail on or before the date of expiry of the Offer so to surrender such holder's 7.35% Debenture or shall not within such time accept payment of the moneys payable, or give such receipt therefor, if any, as the Trustee may require, such moneys may be set aside in trust, either in the deposit department of the Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and the Debentureholder shall have no other right except to receive payment of the moneys so paid and deposited, upon surrender and delivery up of such holder's 7.35% Debenture. In the event that any money required to be deposited hereunder with the Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on 7.35% Debentures issued hereunder shall remain so deposited for a period of ten years from the date of expiry of the Offer, then such moneys, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Trustee or such depository or paying agent to the Fund and the Trustee shall not be responsible to Debentureholders for any amounts owing to them. Notwithstanding the foregoing, the Trustee will pay any remaining funds deposited hereunder prior to the expiry of ten years after the date of expiry of the Offer to the Fund upon receipt from the Fund, or one of its Subsidiaries, of an uncontested letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Fund prior to the expiry of ten years after the date of expiry of the Offer, the Fund shall reimburse the Trustee for any amounts required to be paid by the Trustee to a holder of a Debenture pursuant to the Offer after the date of such payment of the remaining funds to the Fund but prior to ten years after the date of expiry of the Offer.

Subject to the provisions above related to 7.35% Debentures purchased in part, all 7.35% Debentures redeemed and paid under this Section 2.3(h) shall forthwith be delivered to the Trustee and cancelled and no 7.35% Debentures shall be issued in substitution therefor.

**Section 2.4 Currency of Denomination**

The 7.35% Debentures shall be denominated in Canadian dollars.

**Section 2.5 Currency of Payment**

Cash payments of principal of, and interest on, the 7.35% Debentures shall be payable in Canadian dollars.

**Section 2.6 Trustee, etc.**

The trustee, authenticating agent, paying agent, transfer agent and registrar for the 7.35% Debentures shall be the Trustee.

**Section 2.7 Additional Events of Default or Covenants**

There are no additional events of default or covenants with respect to the 7.35% Debentures, but all Events of Default and covenants specified in the Principal Indenture shall be applicable thereto.

## ARTICLE 3
## MISCELLANEOUS PROVISIONS

**Section 3.1 Confirmation of Principal Indenture**

The Principal Indenture, as amended and supplemented by the First Supplemental Indenture and by this Second Supplemental Indenture, is in all respects confirmed.

**Section 3.2 Acceptance of Trusts**

The Trustee hereby accepts the trusts in this Second Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

**Section 3.3 Counterparts and Formal Date**

This Second Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of June 19, 2003.

**Section 3.4 Limitation of Liability**

The holders of Trust Units of the Fund and the Fund Trustee shall not have any personal liability or obligations in respect of the obligations of the Fund under this Second Supplemental Indenture, and any recourse the Trustee or other persons may have against the Fund pursuant to this Second Supplemental Indenture shall be solely against the assets of the Fund.

**IN WITNESS WHEREOF**, the parties hereto have caused this Second Supplemental Indenture to be duly executed, and their respective corporate seals to be hereunto affixed and attested by their duly authorized officers, as of the day and year first above written.

**COMPUTERSHARE TRUST COMPANY OF CANADA**

Per: "*Lucy Liu*"
Title:

Per: "*Laura Leong*"
Title:

**PEMBINA PIPELINE INCOME FUND**
**By its Administrator, Pembina Management Inc.**

Per: "*R.B. Michaleski*"
Title:

Per: "*D.J. Watkinson*"
Title:

## SCHEDULE A

**THIS DEBENTURE IS A GLOBAL DEBENTURE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS DEBENTURE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR DEBENTURES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE. EVERY DEBENTURE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS DEBENTURE SHALL BE A GLOBAL DEBENTURE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.**

**UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE CANADIAN DEPOSITORY FOR SECURITIES LIMITED ("CDS") TO PEMBINA PIPELINE INCOME FUND (THE "FUND") OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS AN INTEREST HEREIN.**

**CUSIP CA 706329AC3**

**No. •** **$•**

**PEMBINA PIPELINE INCOME FUND**
**(A trust governed by the laws of Alberta)**
**7.35% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE**
**due December 31, 2010**

**PEMBINA PIPELINE INCOME FUND** (the "**Fund**") for value received hereby acknowledges itself indebted and, subject to the provisions of the Trust Indenture dated as of March 21, 2001 between the Fund and Computershare Trust Company of Canada, as successor to Montreal Trust Company of Canada, (the "**Trustee**") as supplemented by a first supplemental indenture dated December 4, 2001 and a second supplemental indenture dated June 19, 2003 (collectively, the "**Indenture**"), promises to pay to the registered holder hereof on December 31, 2010 (the "**Maturity Date**") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of • dollars ($•) in lawful money of Canada on presentation and surrender of this 7.35% Debenture at any branch of the Trustee in Canada in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 7.35% per annum, in like money, in arrears in equal semi-annual instalments (less any tax required by law to be deducted) on June 30 and December 31 in each year commencing on December 31, 2003 and, should the Fund at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. Notwithstanding the foregoing, the first interest payment will include interest accrued from June 19, 2003 to December 31, 2003 which will be equal to $39.27 for each $1,000 principal amount of this 7.35% Debenture.

Interest hereon shall, to the extent permitted by the rules in effect from time to time of the Canadian Payments Association, or any successor thereto, be payable by cheque mailed by prepaid ordinary mail, or by electronic transfer of funds to the registered holder hereof, and, subject to the provisions of the Indenture, the mailing of such cheque or transfer of such funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this 7.35% Debenture.

This 7.35% Debenture is one of the Debentures of the Fund issued or issuable in one or more series under the provisions of the Indenture. The 7.35% Debentures are limited to an aggregate principal amount of $220,000,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the 7.35% Debentures are or are to be issued and held and the rights and remedies of the holders of the 7.35% Debentures and of the Fund and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this 7.35% Debenture by acceptance hereof assents.

The 7.35% Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, 7.35% Debentures of any denomination may be exchanged for an equal aggregate principal amount of 7.35% Debentures in any other authorized denomination or denominations.

The whole, or if this 7.35% Debenture is in a denomination in excess of $1,000 any part which is $1,000 or an integral multiple thereof, of the principal of this 7.35% Debenture is convertible, at the option of the holder hereof, upon surrender of this 7.35% Debenture at any branch of the Trustee in Canada, at any time when the registers maintained by the Trustee in respect of the 7.35% Debentures are open prior to the close of business on the last Business Day immediately preceding the Maturity Date or, if this 7.35% Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this 7.35% Debenture, into Trust Units (without adjustment for interest accrued hereon or for dividends or distributions on Trust Units issuable upon conversion) at a conversion price of $12.50 (the "**Conversion Price**") per Trust Unit, being a rate of 80.0000 Trust Units for each $1,000 principal amount of 7.35% Debentures, all subject to the terms and conditions and in the manner set forth in the Indenture. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. Holders converting their 7.35% Debentures will receive accrued and unpaid interest up to the date preceding the Date of Conversion in cash. No fractional Trust Units will be issued on any conversion but in lieu thereof, the Fund will satisfy such fractional interest by a cash payment equal to the fractional interest which would have been issuable times the Conversion Price determined in accordance with the Indenture.

This 7.35% Debenture may be redeemed at the option of the Fund on the terms and conditions set out in the Indenture at the Redemption Price therein set out, together with any accrued and unpaid interest hereon to but excluding the Redemption Date, provided that this 7.35% Debenture is not redeemable prior to June 30, 2006, except in the event of the satisfaction of certain conditions after a Change of Control has occurred. On and after June 30, 2006 and prior to June 30, 2008, this 7.35% Debenture is not redeemable unless the Fund shall file with the Trustee on the day that notice of redemption of this 7.35% Debenture is first given, an Officers' Certificate of the Fund certifying that the weighted average trading price of the Trust Units on the Toronto Stock Exchange (or elsewhere in accordance with the Indenture) for 20 consecutive trading days, ending on the fifth trading day preceding the date on which such notice is given, is at least 125% of the Conversion Price then in effect. On and after June 30, 2008 and prior Maturity, this 7.35% Debentures may be redeemed in whole or in part from time to time at the option of the Fund on notice as provided for in Section 4.3 of the Principal Indenture.

Upon the occurrence of a Change of Control of the Fund, the Fund is required to make a written offer to purchase all of the 7.35% Debentures at a price equal to 101% of the principal amount of such 7.35% Debentures plus accrued and unpaid interest up to, but excluding, the date the 7.35% Debentures are so repurchased (the "**Offer**"). If 90% or more in aggregate principal amount of the 7.35% Debentures outstanding on the date the Fund provides notice of a Change of Control to the holders of the 7.35% Debentures together with the Offer have been tendered for purchase pursuant to the Offer, the Fund has the right to redeem and shall redeem all the remaining outstanding 7.35% Debentures at the same price.

If a takeover bid for 7.35% Debentures, within the meaning of the *Securities Act* (Alberta), is made and not less than 90% of the principal amount of all the 7.35% Debentures (other than 7.35% Debentures held at the date of the takeover bid by or on behalf of the Offeror, Associates or Affiliates (as defined in Article 13 of the Indenture) of the Offeror, or anyone acting jointly or in concert with the Offeror), from time to time outstanding are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the 7.35% Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the 7.35% Debentures.

The Fund may, on notice as provided in the Indenture, at its option (subject to any applicable regulatory approval), elect to satisfy the obligation to repay the principal amount of this 7.35% Debenture on the Maturity Date or on a Redemption Date by the issue of that number of Freely Tradeable Trust Units obtained by dividing the principal amount of this 7.35% Debenture by 95% of the weighted average trading price of the Trust Units on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Maturity Date or the Redemption Date, as the case may be. No fractional Trust Units shall be issued on any redemption or at maturity but in lieu thereof the Fund shall satisfy fractional interests by a cash payment equal to the current market price of each fractional interest.

The indebtedness evidenced by this 7.35% Debenture, and by all other Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Fund, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions which will make binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of holders of such Debentures held in accordance with such provisions or instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this 7.35% Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of, among others, registered or beneficial holders of Trust Units or the trustees, officers or agents of the Fund and the Fund Trustee, the Administrator or PPC, as the case may be, in respect of any obligation or claim arising out of the Indenture or this 7.35% Debenture.

This 7.35% Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee in Calgary, Alberta and in such other place or places and/or by such other registrars (if any) as the Fund with the approval of the Trustee may designate. No transfer of this 7.35% Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this 7.35% Debenture for cancellation. Thereupon a new 7.35% Debenture or 7.35% Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This 7.35% Debenture shall not become obligatory for any purpose until it shall have been certified by the Trustee under the Indenture.

Capitalized words or expressions used in this 7.35% Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

**IN WITNESS WHEREOF PEMBINA PIPELINE INCOME FUND** has caused this 7.35% Debenture to be signed by its authorized trustees as of the 19th day of June, 2003.

**PEMBINA PIPELINE INCOME FUND**
**By its Administrator, Pembina Management Inc.**

By: ______________________________

## (FORM OF TRUSTEE'S CERTIFICATE)

This Debenture is one of the 7.35% Convertible Unsecured Subordinated Debentures due December 31, 2010 referred to in the Indenture within mentioned.

**COMPUTERSHARE TRUST COMPANY OF CANADA**

By: ______________________________
(Authorized Officer)

## (FORM OF REGISTRATION PANEL)

(No writing hereon except by Trustee or other registrar)

| Date of Registration | In Whose Name Registered | Signature of Trustee or Registrar |
|---|---|---|
| June 19, 2003 | CDS & Co. | |
| | | |
| | | |
| | | |

## FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ______________________________, whose address and social insurance number, if applicable, are set forth below, this 7.35% Debenture (or $____________ principal amount hereof*) of PEMBINA PIPELINE INCOME FUND standing in the name(s) of the undersigned in the register maintained by the Fund with respect to such 7.35% Debenture and does hereby irrevocably authorize and direct the Trustee to transfer such 7.35% Debenture in such register, with full power of substitution in the premises.

Dated: ____________________________________________

Address of Transferee: ____________________________________________
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: ______________________________

*If less than the full principal amount of the within 7.35% Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold a 7.35% Debenture in a non-integral multiple of 1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such 7.35% Debenture is transferable only in its entirety) to be transferred.

1. The signature(s) to this assignment must correspond with the name(s) as written upon the face of this 7.35% Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company, by a member firm of a recognized stock exchange in Canada or a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. THE GUARANTOR MUST AFFIX A STAMP BEARING THE ACTUAL WORDS: "SIGNATURE GUARANTEED".*

2. The registered holder of this 7.35% Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this 7.35% Debenture.

Signature of Guarantor:

| | |
|---|---|
| ______________________________ | ______________________________ |
| Authorized Officer | Signature of transferring registered holder |

______________________________
Name of Institution

* **Please note - signature guarantees are not acceptable from Treasury Branches or Credit Unions unless they are members of the Stamp Medallion Program.**

** **PLEASE NOTE IN THE UNITED STATES, SIGNATURE GUARANTEES MUST BE DONE BY MEMBERS OF THE "MEDALLION SIGNATURE GUARANTEE PROGRAM" ONLY.**

## SCHEDULE B

**Form of Redemption Notice**

**PEMBINA PIPELINE INCOME FUND**

**7.35% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES**

**REDEMPTION NOTICE**

To: Holders of 7.35% Convertible Unsecured Subordinated Debentures, (the "**Debentures**") of Pembina Pipeline Income Fund (the "**Fund**")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the Trust Indenture dated as of March 21, 2001 between the Fund and Computershare Trust Company of Canada, as successor to Montreal Trust Company of Canada, (the "**Trustee**") as supplemented by a First Supplemental Indenture dated December 4, 2001 and a Second Supplemental Indenture dated June 19, 2003 (collectively, the "**Indenture**"), that **[the aggregate principal amount of all 7.35% Debentures outstanding] [$• principal amount of the 7.35% Debentures outstanding]** will be redeemed as of • (the "**Redemption Date**"), upon payment of a redemption amount equal to the principal amount of the 7.35% Debentures (the "**Redemption Price**"), plus all accrued and unpaid interest thereon, to but excluding the Redemption Date (the "**Interest**").

The Redemption Price plus any Interest will be payable upon presentation and surrender of the 7.35% Debentures called for redemption at the following corporate trust office:

Suite 710, 530 - 8th Avenue, S.W.,
Calgary AB T2P 3S8

The interest upon the principal amount of 7.35% Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Redemption Price plus any Interest shall not be made on presentation for surrender of such 7.35% Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Redemption Price plus any Interest pursuant to the Indenture.

**[Pursuant to Section 4.6 of the Indenture, the Fund hereby irrevocably elects to satisfy its obligation to pay to holders of 7.35% Debentures the Redemption Price (which shall not include Interest) by issuing and delivering to the holders that number of Freely Tradeable Trust Units obtained by dividing the Redemption Price by 95% of the then Current Market Price of the Trust Units. Any Interest which is accrued and unpaid at the Redemption Date shall be paid in cash.]**

No fractional Trust Units shall be delivered upon the exercise by the Fund of the above-mentioned redemption right but, in lieu thereof, the Fund shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Trust Units on the Redemption Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the 7.35% Debentures for payment on the Redemption Date, the Fund shall, on the Redemption Date, make the delivery to the Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the Holders, of certificates representing

the Freely Tradeable Trust Units to which Holders are entitled together with the cash equivalent in lieu of fractional Trust Units.

DATED:

**PEMBINA PIPELINE INCOME FUND**
**By its Administrator, Pembina Management Inc.**

______________________________
(Authorized Trustee or Officer)

## SCHEDULE C

**Form of Maturity Notice**

**PEMBINA PIPELINE INCOME FUND**

**7.35% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES**

**MATURITY NOTICE**

To: Holders of 7.35% Convertible Unsecured Subordinated Debentures (the "**Debentures**") of Pembina Pipeline Income Fund (the "**Fund**")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.10(b) of the Trust Indenture dated as of March 21, 2001 between the Fund and Computershare Trust Company of Canada (as successor to Montreal Trust Company of Canada), as trustee, (the "**Trustee**") as supplemented by a First Supplemental Indenture dated December 4, 2001 and the Second Supplemental Indenture dated June 19, 2003 (collectively, the "**Indenture**"), that the 7.35% Debentures are due and payable as of December 31, 2010 (the "**Maturity Date**") and the Fund hereby advises the holders of 7.35% Debentures that it will deliver to Holders of 7.35% Debentures that number of Freely Tradeable Trust Units equal to the number obtained by dividing the principal amount of such 7.35% Debentures by 95% of the Current Market Price of Trust Units on the Maturity Date. In the event that the Fund elects to issue and deliver Trust Units as aforesaid, upon presentation and surrender of the 7.35% Debentures, the Fund shall pay or cause to be paid in cash to the Holder all accrued and unpaid interest to the Maturity Date, together with the cash equivalent representing fractional Trust Units, and shall, on the Maturity Date, send to the Trustee certificates representing the Freely Tradeable Trust Units to which the Holder is entitled.

DATED:

**PEMBINA PIPELINE INCOME FUND**
**By its Administrator, Pembina Management Inc.**

____________________________________
(Authorized Trustee or Officer)

## SCHEDULE D

### Form of Notice of Conversion

### CONVERSION NOTICE

TO: PEMBINA PIPELINE INCOME FUND

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 7.35% Convertible Unsecured Subordinated Debentures bearing Certificate No. _____ irrevocably elects to convert such 7.35% Debentures (or $________ principal amount thereof*) in accordance with the terms of the Indenture referred to in such 7.35% Debentures and tenders herewith the 7.35% Debentures, and, if applicable, directs that the Trust Units of Pembina Pipeline Income Fund issuable upon a conversion be issued and delivered to the person indicated below. (If Trust Units are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

Dated: ____________________

______________________________
(Signature of Registered Holder)

* If less than the full principal amount of the 7.35% Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE: If Trust Units are to be issued in the name of a person other than the holder, the signature must be guaranteed by a chartered bank, a trust company or a member firm of a recognized stock exchange in Canada or a member of an acceptable Medallion Guarantee Program. THE GUARANTOR MUST AFFIX A STAMP BEARING THE ACTUAL WORDS: "SIGNATURE GUARANTEED".*

(Print name in which Trust Units are to be issued, delivered and registered)

Name: ______________________________

______________________________
(Address)

______________________________
(City, Province and Postal Code)

Name of guarantor: ______________________________

Authorized signature: ______________________________

* **Please note - signature guarantees are not acceptable from Treasury Branches or Credit Unions unless they are members of the Stamp Medallion Program.**

** **PLEASE NOTE IN THE UNITED STATES, SIGNATURE GUARANTEES MUST BE DONE BY MEMBERS OF THE "MEDALLION SIGNATURE GUARANTEE PROGRAM" ONLY.**

**SCHEDULE E**

**FORM OF DECLARATION FOR REMOVAL OF LEGEND**

TO: Computershare Trust Company of Canada
as trustee and registrar for the 7.35% Convertible Unsecured Subordinated Debentures and Trust Units of Pembina Pipeline Income Fund Calgary, Alberta.

The undersigned (a) acknowledges that the sale of the securities of Pembina Pipeline Income Fund (the "**Fund**") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the *United States Securities Act of 1933*, as amended (the "**1933 Act**") and (b) certifies that (1) it is not an affiliate of the Fund (as defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States, and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller or any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

Dated: By: ______________________________

Name:

Title:

## TABLE OF CONTENTS

# ADMINISTRATION AGREEMENT

BETWEEN

PEMBINA MANAGEMENT INC.

AND

PEMBINA PIPELINE INCOME FUND

September 4, 1997
(as amended and restated May 1, 2003)

Blake, Cassels & Graydon LLP

30358850.2

**TABLE OF CONTENTS**

ARTICLE 7
MISCELLANEOUS

## ADMINISTRATION AGREEMENT

**THIS AGREEMENT** is made as of the 4th day of September, 1997 and amended and restated as of the 1st day of May, 2003.

BETWEEN:

**PEMBINA MANAGEMENT INC.**, a corporation incorporated under the laws of Alberta, having its registered office in Calgary, Alberta (the "**Administrator**")

- and -

**PEMBINA PIPELINE INCOME FUND**, a trust formed in accordance with the laws of Alberta (the "**Fund**")

**WHEREAS** the Fund wishes to retain the Administrator to provide certain administrative services in connection with the Fund and the Units;

**AND WHEREAS** the Trustee has satisfied itself that the Administrator is a proper person to whom the Fund may delegate such administrative services;

**AND WHEREAS** the Administrator is willing to render such administrative services on the terms and conditions hereinafter set forth; and

**AND WHEREAS** certain amendments to this Administration Agreement were approved effective April 30, 1999 and May 1, 2003, which amendments are reflected in this amended and restated Administration Agreement;

**NOW THEREFORE** in consideration of the premises and the mutual covenants and agreements herein contained, the sufficiency of which is hereby acknowledged by each of the parties hereto, the parties hereto agree as follows:

### ARTICLE 1
### INTERPRETATION

**1.1 Definitions**

As used herein, the following terms shall have the meanings set forth below:

(a) "**affiliate**" and "**associate**" have the respective meanings attributed thereto in the *Securities Act* (Alberta);

(b) "**Agreement**" means this administration agreement, as may be amended, supplemented or restated from time to time;

(c) "**Declaration of Trust**" means the Declaration of Trust made as of September 4, 1997 between the Trustee and the Administrator, as may be amended, supplemented or restated from time to time.

(d) **"Fund Assets"** means all assets held directly or indirectly by the Fund including cash, shares, notes and other securities;

(e) **"Fund Expenses"** means all direct costs and expenses incurred by the Administrator in connection with the provision to the Fund or the Trustee of administrative and management services pursuant hereto, including, without limitation, amounts payable to affiliates or associates of the Administrator in consideration of services provided by such affiliates or associates and all travel and telephone expenses, and bookkeeping, accounting and legal fees paid to third parties;

(f) **"Management Agreement"** means the management agreement between the Administrator (in its capacity as Manager of Pembina) and Pembina, as may be amended, supplemented or restated from time to time, pursuant to which the Administrator is to provide management services to Pembina, a corporation amalgamated under the laws of Alberta and wholly-owned by the Fund;

(g) **"Prime Rate"** means the amount charged by the Royal Bank of Canada at its principal offices in Calgary, Alberta, on commercial loans;

(h) **"Pembina"** means Pembina Pipeline Corporation, a corporation amalgamated under the laws of the Province of Alberta, and a wholly-owned subsidiary of the Fund;

(i) **"Quarter"** means any period of three consecutive calendar months which commences on the first day of January, April, July or October;

(j) **"Registrar"** means the registrar and transfer agent duly appointed by the Fund from time to time; and

(k) **"Trustee"** means the trustee from time to time of the Fund appointed pursuant to the Declaration of Trust.

**1.2 <u>Additional Definitions</u>**

Unless the context otherwise requires, where capitalized terms defined in the Declaration of Trust are used herein without definition, the definitions set out in the Declaration of Trust shall apply herein.

**1.3 <u>Headings</u>**

The section headings in this Agreement have been inserted for convenience of reference only and shall not be construed to affect the meaning, construction or effect of this Agreement.

**1.4 <u>Limitation on Liability of Trustee and Unitholders</u>**

The parties hereto acknowledge that the Trustee is entering into this Agreement solely in its capacity as Trustee of the Fund and the obligations of the Trustee hereunder shall not be

personally binding upon any of the holders of Units and any recourse against the Fund, the Trustee or any holders of Units in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or in connection herewith or from the matters to which this Agreement relates, if any, including without limitation, claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of the Fund Assets; provided, however, that the limitation on recourse as against the Trustee shall not apply in the event the Trustee fails to meet its standard of care in respect of the Fund as set out in the Declaration of Trust.

## ARTICLE 2
## SERVICES

### 2.1 Administration of Fund Affairs

Subject to and in accordance with the terms, conditions and limitations of the Declaration of Trust, the Trustee hereby delegates to the Administrator, and the Administrator hereby agrees to be responsible for, the administration of the general and administrative affairs of the Fund in accordance with the provisions hereof and specifically including such matters as may be requested by the Trustee from time to time.

### 2.2 Administrative and Advisory Services

It is acknowledged and agreed that in furtherance of its obligations under Section 2.1 to administer the general and administrative affairs of the Fund, and not in limitation thereof, the Administrator will, subject to the supervision of the Trustee and the board of directors of Pembina:

(a) keep and maintain at its offices in Calgary, Alberta at all times books, records and accounts which shall contain particulars of operations, receipts, disbursements and investments relating to the Fund Assets and such books, records and accounts shall be kept pursuant to normal commercial practices that will permit the preparation of financial statements in accordance with Canadian generally accepted accounting principles and in each case shall also be, as nearly as practicable, prepared in accordance with the requirements imposed on corporations under the *Income Tax Act* (Canada) with regard to such matters;

(b) prepare all returns, filings and documents and make all determinations necessary for the discharge of the Trustee's obligations under Article 17 of the Declaration of Trust;

(c) prepare all income tax returns and filings of the Fund, execute them and arrange for their filing within the time required by applicable tax laws and take such other actions as are necessary for the discharge of the Trustee's obligations under Sections 15.6, 15.7 and 15.8 of the Declaration of Trust;

(d) ensure compliance by the Fund with the continuous disclosure obligations under all applicable securities legislation;

(e) provide investor relations services to the Fund;

(f) provide the Trustee with all necessary assistance and information including, without limitation, providing the Trustee with a list of holders of options to acquire Units, so that the Trustee may comply with its duties and obligations described in Section 15.5 of the Declaration of Trust;

(g) call and hold all annual and/or special meetings of Unitholders pursuant to Article 11 of the Declaration of Trust and prepare and approve all materials (including notices of meetings and information circulars) in respect thereof;

(h) monitor the status of the Units as eligible investments for registered retirement savings plans, registered retirement income funds and deferred profit sharing plans (all within the meaning of the *Income Tax Act* (Canada)) and provide the Trustee with a written notice when the Units cease or are at risk of ceasing to have such status;

(i) act on behalf of the Fund in respect of all matters relating to any public offering, and, without limiting the generality of the foregoing, the Administrator shall have the power and authority to:

(i) approve, execute and deliver, on behalf of the Fund, any prospectus and any amendments thereto in such form as the Administrator considers necessary or desirable for the purpose of concluding a public offering;

(ii) execute and deliver on behalf of the Fund any underwriting or agency agreement and all other contracts requiring execution by the Fund in such form and containing such terms and conditions as the Administrator may approve;

(iii) execute and deliver such other documents and take such other actions as the Administrator considers necessary or desirable for the purpose of completing a public offering;

(j) determine the Distribution Record Date and Distribution Payment Date on behalf of the Fund, recommend to the Trustee the amounts payable from time to time to Unitholders and arrange for distributions to them pursuant to the Declaration of Trust;

(k) recommend to the Trustee the timing and terms of (i) future acquisitions of additional securities or debt obligations of Pembina or any such other securities or property as may be permitted, and (ii) any borrowings or indebtedness incurred by or on behalf of the Fund or its subsidiaries (as the Administrator may determine) and any guarantees, subordination agreements, security interests or other agreements in connection therewith;

(l) recommend to the Trustee the timing and terms of future offerings or repurchases of Units or other securities of the Fund, if any; and

(m) recommend to the Trustee the timing and terms of future acquisitions of additional securities or debt obligations of Pembina or any such other securities or property as may be permitted.

**2.3 Administrator's Acknowledgement**

The Administrator acknowledges that it has received a copy of the Declaration of Trust and is familiar with and understands the duties of the respective parties thereto, including those duties of the Trustee which are being delegated to the Administrator under this Agreement.

**2.4 Limitation**

Notwithstanding anything to the contrary herein, the Administrator shall not be obligated to do or cause anything to be done by the Trustee or the Fund or on its own behalf hereunder, unless the Administrator has funds of the Fund available to pay the costs and expenses thereof.

**2.5 Powers and Authorities of the Administrator**

The Administrator shall have full right, power and authority to do and refrain from doing all such things as are necessary or appropriate in order to discharge its duties hereunder, subject, however, to the supervision of the Trustee and the board of directors of Pembina and such restrictions on its powers and authorities in respect of the general administration of the affairs of the Fund as may be imposed, from time to time, by the Trustee and the board of directors of Pembina. In particular, and without limiting the generality of the foregoing, the Administrator shall have full right, power and authority to execute and deliver all contracts, leases, licenses, and other documents and agreements, to make applications and filings with governmental and regulatory authorities and to take such other actions as the Administrator considers appropriate in connection with the business of the Fund in the name of and on behalf of the Fund and no person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of the Fund, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the Unitholders in accordance with the Declaration of Trust. In the event of a conflict between the Trustee and the board of directors of Pembina in carrying out their respective supervisory roles, the Trustee shall take precedence.

**2.6 Distribution to Unitholders**

In connection with determining the amounts payable from time to time to Unitholders and arranging for distributions to them, it is understood and agreed that the Administrator shall determine the Distributable Capital and Net Income of the Fund (in accordance with the Declaration of Trust) and shall provide a written statement thereof to the Trustee at least seven (7) days prior to the date on which such distribution must be made and shall pay or cause to be paid such amount on behalf of the Fund following the declaration by the Trustee that such amounts are due and payable by the Fund pursuant to Article 5 of the Declaration of Trust; provided however that the Administrator shall not be obligated to make any such payment unless the Administrator has monies of the Fund available to make such distribution and to pay the costs and expenses thereof.

**2.7 Non-Resident Fund Unit Holders**

The Administrator shall use reasonable efforts to monitor the beneficial ownership of Units. If, at any time, the Administrator is of the opinion that the Trustee should require declarations as to beneficial ownership under Section 14.5 of the Declaration of Trust, it shall so advise the Trustee and provide the form of the declaration therefor to the Trustee. If, in the reasonable opinion of the Administrator, the beneficial owners of 49% or more of the Units then outstanding (as that term is used in the Declaration of Trust) are or may be non-residents or such a situation is imminent, it shall so advise the Trustee and provide the Registrar (with a copy thereof to the Trustee) with an announcement thereof in a form suitable for use pursuant to Section 12.5 of the Declaration of Trust. If the Administrator reasonably believes that a majority of the Units are held by non-residents, it shall prepare and mail notices to the non-resident holders of Units (with copies thereof to the Trustee), requiring them to sell their Units or a specified portion thereof within a specified period of time of not less than 60 days, in accordance with Section 12.5 of the Declaration of Trust.

**2.8 Initial Investments and Subsequent Investments by Fund**

The Administrator shall cause the implementation of investments described in the Declaration of Trust.

## ARTICLE 3
## FEES AND EXPENSES

**3.1 Fees**

The Fund hereby agrees to pay the Administrator a fee of $20,000.00 per year, payable in four equal instalments, in consideration of the provision of services hereunder.

**3.2 Expense Reimbursement**

The Administrator shall be paid an amount equal to all Fund Expenses incurred by the Administrator in carrying out its obligations and duties under this Agreement. The Administrator shall calculate the Fund Expenses for each Quarter and by the 15th day of the month following the end of such Quarter shall invoice the Fund in respect thereof. Such amounts shall be payable by the Trustee, on behalf of the Fund, at the end of the month following such Quarter.

**3.3 Payment of GST**

Unless otherwise provided in this Agreement, all amounts payable to the Administrator pursuant to this Agreement shall be exclusive of any goods and services tax required to be paid thereon pursuant to the *Excise Tax Act* (Canada) or otherwise (collectively, the "GST") and the Administrator shall be paid by the Trustee, on behalf of the Fund, in addition to such amounts, all amounts of GST imposed on the Administrator with respect thereto.

### 3.4 Right of Set-Off

The Administrator shall be entitled to set off or deduct from Net Income of the Fund and Distributable Capital the Fund Expenses and GST owing to it pursuant to Sections 3.1, 3.2 and 3.3, prior to any amounts being distributed to Unitholders.

### 3.5 Failure to Pay When Due

Any amount payable to the Administrator hereunder and which is not remitted to the Administrator when so due shall remain due (whether on demand or otherwise) and interest will accrue on such overdue amounts (both before and after judgment), at a rate per annum equal to the Prime Rate plus a rate of two percent (2%) per annum from the date payment is due until the date payment is made.

### 3.6 Audits

The Administrator will allow access at all reasonable times to the books, records and employees of the Administrator by the Trustee on behalf of the Fund or its representatives, for the purpose of conducting any audit in respect of any Fund Expenses or other matters necessary or advisable to be audited in order for the Trustee to conduct an audit of the financial affairs of the Fund.

## ARTICLE 4
## ACTIVITIES OF ADMINISTRATOR

### 4.1 Standard of Care and Delegation

(a) In exercising its powers and discharging its duties under this Agreement, the Administrator shall exercise that degree of care, diligence and skill that a reasonably prudent administrator would exercise in comparable circumstances.

(b) The Administrator may delegate specific aspects of its obligations hereunder to any other corporation or entity, provided that such delegation shall not relieve the Administrator of any of its obligations under this Agreement. The Administrator shall not in any manner, directly or indirectly, be liable or held to account for the activities or inactivity of any person to which any such obligations may have been delegated, provided that in making such specific delegation, the Administrator acted in accordance with Section 4.1(a).

### 4.2 Reliance

In carrying out its duties hereunder, the Administrator and its delegates shall be entitled to rely on:

(a) statements of fact of other persons (any of which may be persons with whom the Administrator is affiliated or associated) who are considered by the Administrator to be knowledgeable of such facts; and

(b) statements, the opinion or advice of or information from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert; and may employ such experts as may be necessary for the proper discharge of its duties.

The Administrator may rely, and shall be protected in acting, upon any instrument or other documents believed by it to be genuine and in force.

**4.3 No Liability for Advice**

The Administrator shall not be liable, answerable or accountable to the Fund, the Trustee or any Unitholder for any loss or damage resulting from, incidental to or relating to the provision of services hereunder by the Administrator, including any exercise or refusal to exercise a discretion, any mistake or error of judgment or any act or omission believed by the Administrator to be within the scope of authority conferred on it by this Agreement, unless such loss or damage resulted from the fraud, wilful default or gross negligence of the Administrator in performing its obligations hereunder.

**4.4 Certificate of Compliance**

The Administrator shall furnish to the Trustee annually, within 120 days of the fiscal year end of the Fund, a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Administrator, or such other officers of the Administrator as may be acceptable to the Trustee, certifying, in their capacity as officers and not in their personal capacities, that the Administrator is in compliance in all material respects of its covenants, duties or obligations under the Declaration of Trust and the Administration Agreement, or if such is not the case, specifying the covenants, duties or obligations which have not been complied with and giving particulars of such non-compliance.

## ARTICLE 5
## INDEMNIFICATION

**5.1 Indemnification of the Administrator**

The Administrator and any person who, at the request of the Administrator, is serving or shall have served as a director, officer or employee of the Administrator shall be indemnified and saved harmless by the Fund from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to this Agreement or the provision of services hereunder, unless such losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) arise from the fraud, wilful default or gross negligence of such indemnified party. The foregoing right of indemnification shall not be exclusive of any other rights to which the Administrator or any person referred to in this Section 5.1 may be entitled as a matter of law or equity or which may be lawfully granted to such person.

## 5.2 Indemnification of the Fund

The Fund, the Trustee, any person who, at the request of the Trustee, is serving or shall have served as a director, officer or employee of the Trustee, and any respective heirs, legal representatives and successors of any of the foregoing shall be indemnified and saved harmless by the Administrator from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to the fraud, wilful default or gross negligence of the Administrator in the performance of its obligations hereunder, unless such losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) arise from the fraud, wilful default or gross negligence of such indemnified party. The foregoing right of indemnification shall not be exclusive of any other rights to which the Fund, the Trustee or any person referred to in this Section 5.2 may be entitled as a matter of law or equity or which may be lawfully granted to such person.

# ARTICLE 6
# TERM AND TERMINATION

## 6.1 Term

This Agreement shall continue in force until terminated by either the Administrator or the Fund by notice in writing delivered to the other at least ninety (90) days prior to the effective date of termination which shall be stated in such notice; provided, however, that in the event the Management Agreement terminates prior to the giving of any such notice, or prior to the effective date of termination stated in any such notice, this Agreement shall terminate on the date the Management Agreement is terminated

## 6.2 Termination on Insolvency or Default

(a) This Agreement and the Administrator's appointment and all authority hereunder shall be terminable on 30 days' written notice from the Trustee on behalf of the Fund if:

(i) the Administrator;

(A) shall institute proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it; or

(B) shall file a petition or answer or consent or other proceeding seeking reorganization, readjustment, arrangement, composition or similar relief under any Canadian federal or provincial law available for the protection of bankrupt or insolvent debtors; or

(C) shall consent to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy; or

(D) shall voluntarily suspend transaction of its usual business;

(ii) a court having jurisdiction shall have entered a decree or order:

(iii) adjudging the Administrator bankrupt or insolvent, under any Canadian federal or provincial bankruptcy law; or

(iv) for the appointment of a receiver, trustee or assignee in bankruptcy; or

(v) the Administrator makes and continues default in the performance of a material obligation under this Agreement, and within 60 days after the Administrator receives a notice of such default given by any Trustee on behalf of the Fund to the Administrator fails to remedy the default in a reasonable manner or fails to take reasonable steps to remedy the default and give reasonable assurances to the Trustee that such default shall be cured or rectified within a reasonable period of time. Any such notice of default shall not be valid unless it provides reasonable particulars as then known.

### 6.3 Waiver and Extension

Either the Fund, by the Trustee, or the Administrator, may by written notice at any time and from time to time:

(a) waive the performance of any term or provision of this Agreement required to be performed by the other;

(b) waive any default by the other under this Agreement; or

(c) grant any extension of time for the performance by the other of any term or provision of this Agreement including the period of time after which an event becomes a default.

If a default has been waived, it shall be deemed for all purposes never to have occurred and if a period of time has been extended, such extended period shall, for all purposes, be deemed to have begun *ab initio*; provided, however, that no waiver shall constitute a waiver of any subsequent event.

### 6.4 Payment and Survival

From and after the effective date of termination of this Agreement, the Administrator shall not be entitled to any further compensation but shall be paid all compensation accrued, and reimbursed for all Fund Expenses incurred by it in its capacity as Administrator, prior to or on the effective date of termination. The Administrator shall submit a final statement of Fund Expenses to the Trustee within 90 days of the effective date of termination and such expenses shall be paid to the Administrator by the Trustee, on behalf of the Fund, within 30 days of receipt by the Trustee of such statement. All rights accruing to the effective date of termination, including all rights of indemnity, shall survive the effective date of termination.

### 6.5 Effect of Termination

Upon the effective date of termination of this Agreement, the Administrator shall:

(a) forthwith pay to or to the order of the Fund all monies collected and held for the Fund pursuant to this Agreement, after deducting any amounts to which it is then entitled;

(b) so soon thereafter as is reasonably practicable, deliver to or to the order of the Fund a complete auditor's report including a statement showing all payments collected by it and a statement of all monies held by it during the period following the date of the last audited statement furnished to the Fund; and

(c) forthwith, to the extent that it is able, subject to legislative and contractual restrictions, deliver or cause to be delivered to and, where applicable, transfer into the custody of the Trustee all property and documents of the Fund then in the custody of the Administrator.

Notwithstanding termination of this Agreement, the Parties shall not be relieved from any obligations or liabilities arising prior to such termination.

## ARTICLE 7
## MISCELLANEOUS

### 7.1 No Partnership, Joint Venture, Agency or Trust

The Parties are not and shall not be deemed to be partners or joint venturers with one another and nothing herein shall be construed so as to impose any liability as such on any of them. The Parties agree that the Administrator shall perform its obligations under this Agreement as an independent contractor and shall not be, and shall not be deemed to be, a trustee for any person, whether or not a Party, in connection with the discharge by the Administrator of such obligations.

### 7.2 Amendments

This Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the Parties hereto or their respective successors or assigns, provided that the Fund, including the Trustee on its behalf, shall act in accordance with the approval and direction of the board of directors of Pembina with respect to any proposed amendment to this Agreement. Following any amendments to this Agreement, the parties to this Agreement may enter into a consolidated and amended and restated version of this Agreement which shall include and give effect to all amendments to the Administration Agreement in effect at the applicable time.

### 7.3 Assignment

This Agreement shall not be assigned by any Party hereto without the prior written consent of the other Parties.

## 7.4 Severability

The provisions of this Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the terms, covenants, conditions or provisions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of the other terms, covenants, conditions or provisions hereof unenforceable or invalid; and the Parties agree that this Agreement shall be construed as if such an unenforceable or invalid term, covenant or condition was never contained herein.

## 7.5 Notices

All notices required or permitted herein under this Agreement shall be in writing and may be given by delivering or faxing same during normal business hours to the address set forth below. Any such notice or other communication shall, if delivered, be deemed to have been given or made and received on the date delivered, and if faxed (with confirmation received), shall be deemed to have been given or made and received on the day on which it was so faxed. The Parties hereto may give from time to time written notice of change of address in the manner aforesaid.

Trustee:

Computershare Trust Company of Canada
710, 530 - 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

Attention: Manager, Corporate Trust
Facsimile: (403) 267-6598

Administrator:

Pembina Management Inc.
7th Floor, 700 - 9th Avenue S.W.
Calgary, Alberta
T2P 2M7

Attention: President
Facsimile: (403) 231-7688

## 7.6 Force Majeure

No Party shall be deemed to be in default in respect of non-performance of its obligations hereunder, if any, so long as its non-performance is due to strike, walk out, industrial disturbance, storm, fire, flood, explosion, lightning, tempest, act of God or the Queen's enemies, governmental restraint, or any other cause (whether similar or dissimilar to those enumerated) beyond its reasonable control; provided that lack of finance shall in no event be deemed to be a cause beyond the Party's reasonable control.

### 7.7 Governing Law

The provisions of this Agreement shall be governed by and construed in accordance with the laws of Alberta.

### 7.8 Further Assurances

Each Party hereto agrees to execute any and all documents and to perform such other acts as may be necessary or expedient to further the purposes of this Agreement and the transactions contemplated hereby.

### 7.9 Time of Essence

Time shall be of the essence in respect of this Agreement.

### 7.10 Entire Agreement

This Agreement constitutes the entire agreement between the Parties hereto, and supersedes all prior agreements, in respect of the subject matter hereof.

### 7.11 Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns.

### 7.12 Counterparts

This Agreement and any document or instrument to be executed and delivered by the parties hereunder or in connection herewith may be executed and delivered in separate counterparts and delivered by one party to the other by facsimile, each of which when so executed and delivered shall be deemed to be an original and all such counterparts shall together constitute one and the same agreement, and production of an originally executed or a copy of a transmittal facsimile of each counterpart execution page hereof shall be sufficient for purposes of proof of the execution and delivery of this Agreement or such document or instrument, and if this Agreement or any such document or instrument is delivered by facsimile, the party so delivering this Agreement or such document or instrument shall within a reasonable time after such delivery deliver an originally executed copy to the other.

IN WITNESS WHEREOF the parties hereto have executed this Agreement by their proper officers duly authorized in that behalf as of the day and year first above written.

**PEMBINA MANAGEMENT INC.**

By: *"R.B. Michaleski"*

By: *"D.J. Watkinson"*

**PEMBINA PIPELINE INCOME FUND,** by its Trustee, Computershare Trust Company of Canada

By: *"Stacie A. Moore"*

By: *"Cavelle Fowler"*

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Pembina Announces April 2005 Distribution

CALGARY, April 14 /CNW/ - Pembina Pipeline Income Fund announces the April 2005 cash distribution to Unitholders of 8.75 cents per Trust Unit, to be paid May 13, 2005 to Unitholders of record on April 30, 2005. Pembina has delivered stable and growing distributions since inception in October 1997 and, based on Pembina's outlook Management is confident that the current distribution will be maintained in 2005.

Pembina Pipeline Income Fund is a Canadian income fund engaged, through its operating subsidiaries, in the transportation of light conventional and synthetic crude oil, condensate and natural gas liquids in Western Canada. The Fund's securities trade on the Toronto Stock Exchange under the following symbols: PIF.UN - trust units; PIF.DB, PIF.DB.A and PIF.DB.B - convertible debentures.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, loss of market, regulatory matters, environmental risks, industry competition, pipeline design and construction, and ability to access sufficient capital from internal and external sources.

%SEDAR: 00008906E

/For further information: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 12:11e 14-APR-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Pembina Pipeline Income Fund first interim report for the three months ended March 31, 2005



PEMBINA MAINTAINS STEADY COURSE IN FIRST QUARTER 2005

CALGARY, April 27 /CNW/ -

- During the first three months of 2005, Pembina distributed $27.2 million to Unitholders, a 4 percent increase over the comparable period of 2004. Cash distributions of $0.2625 per Trust Unit were declared during the quarter, payable in monthly equal increments of $0.0875 per Trust Unit and consistent with the 2004 distribution rate.

- First quarter revenue of $69.1 million was consistent with revenue generated in the first quarter of 2004. However, net operating income rose to $44.1 million from $42.5 million in the prior year. The 4 percent increase resulted from improved operating margins on Pembina's conventional pipeline systems.

- Pembina's conventional pipelines transported 445,700 barrels per day during the quarter, compared to 457,300 barrels per day during the same period in 2004. During the first quarter, the AOSPL system transported 162,400 barrels per day compared to 258,800 barrels per day in the first quarter of the prior year, with the difference primarily due to unscheduled maintenance at the Syncrude Plant. AOSPL system cash flow is not sensitive to throughput.

- Consistent operations on Pembina's pipeline systems during the first quarter of 2005 resulted in an increase of $0.4 million in Pembina's distribution reserve to $5.6 million at March 31, 2005.

<<

| HIGHLIGHTS | Three Months Ended March 31 | | |
|---|---|---|---|
| ($ millions except where noted) | 2005 | 2004 | % Change |
| Average Throughput - Conventional (mbbls/day) | 445.7 | 457.3 | (2.5) |
| Average Throughput - AOSPL (mbbls/day) | 162.4 | 258.8 | (37.3) |
| Revenue | $ 69.1 | $ 69.0 | 0.1 |
| Operating Expense | 25.0 | 26.5 | (5.9) |
| Net Operating Income | 44.1 | 42.5 | 3.9 |
| General & Administrative Expense | 4.1 | 3.6 | 13.6 |
| Interest Expense | 6.5 | 5.4 | 21.7 |
| Distributed Cash | 27.2 | 26.2 | 4.0 |
| $ Per Trust Unit | $ 0.2625 | $ 0.2625 | |

Management's Discussion and Analysis

Dated April 27, 2005.

This Management's Discussion and Analysis is dated April 27, 2005 and is supplementary to, and should be read in conjunction with, the attached unaudited comparative interim financial statements and notes as at and for the

three months ended March 31, 2005, along with Management's Discussion and Analysis for the year ended December 31, 2004, and the audited consolidated financial statements and notes for the years ended December 31, 2004 and 2003. The following financial information has been prepared in accordance with Canadian generally accepted accounting principles.

This MD&A has been reviewed and approved by both the Audit Committee of the Board of Directors and by the Board of Directors. All amounts are stated in Canadian dollars unless otherwise specified.

Results from Operations

AVERAGE THROUGHPUT BY PIPELINE SYSTEM
(three months ended March 31, 2005 and March 31, 2004)
Thousands of barrels per day

| System | First Quarter 2005 (mbbls/day) | First Quarter 2004 (mbbls/day) |
|---|---|---|
| Alberta | 423.0 | 429.1 |
| AOSPL | 162.4 | 258.8 |
| BC(x) - Eastbound | 11.6 | 8.6 |
| - Westbound | 22.7 | 28.2 |
| Total Pembina | 608.1 | 716.1 |

(x) BC Westbound reflects volume transported on the Western system and is included in Pembina's total throughput. BC Eastbound represents the balance of BC production shipped east on the Alberta pipelines and is not included in Pembina's total throughput.

Alberta Pipelines

Revenue of $45.2 million was generated by the Alberta systems during the initial three months of the year, compared with $42.6 million recorded in the first quarter of 2004. During the first quarter of 2005, the Alberta systems transported an average of 423,000 barrels per day (bpd), compared to 429,100 bpd in the first quarter of 2004. The impact of new connections completed in late 2004 reduced the aggregate decline rate on the Alberta systems. Average daily throughput on the Peace and Pembina pipelines was restored during the quarter to levels achieved in 2002. These systems have benefited from significant industry activity spurred on by strength in commodity prices and new discoveries. Pembina is encouraged by the amount of new and secondary development in these mature service areas. With excess capacity available on both the Peace and Pembina systems, increased production associated with these new developments can be transported with minimal incremental capital. On the Pembina system, two new connections are under construction and are projected to be in service by mid-2005. Producer estimates of ultimate potential production from these new facilities ranges up to 35,000 bpd. A further connection on the Pembina system is in the preliminary stage, with projected start-up during the third quarter of 2005. Three new connections are under development on the Peace system. Construction of the new natural gas liquids (NGLs) pipeline interconnection between the Peace and Northern pipelines is underway and the capacity expansion of a truck unloading facility on the mainline is under construction. By moving 25,000 bpd of product off of the Peace system onto the Northern system, capacity to attract incremental receipts onto the Peace system of up to 25,000 bpd now exists to respond to industry demand. Alberta system tolls averaged $1.19 per barrel during the first quarter of 2005, compared to $1.09 per barrel a year earlier. Toll management, asset rationalization and cost control have been utilized consistently to maintain operating margins on Pembina's conventional

pipeline systems.

BC Pipelines

The BC pipelines generated $6.6 million in revenue during the first quarter of 2005, consistent with the contribution during the first quarter of 2004. The higher average toll of $1.28 per barrel during the quarter, up from $1.17 per barrel in the prior year, reflects higher operating and capital spending on the provincially regulated pipeline systems. The British Columbia gathering systems averaged 34,300 bpd during the quarter, compared to 36,800 bpd for the comparable quarter of 2004. Western system volumes averaged 22,700 bpd, down from 28,200 bpd a year earlier. A refinery turnaround during the months of January and February of this year caused a reduction in deliveries into Kamloops on the Western system. Pembina was able to accommodate the excess receipts that were unable to be delivered to Kamloops by transporting the balance of BC production east on the Peace system.

AOSPL

AOSPL contributed revenue of $12.2 million for the quarter, down from $14.2 million for the first quarter of 2004, the decline resulting from the flow through nature of the lower operating costs in the first quarter of 2005. The long-term returns generated by this contract-based system are not throughput dependent. AOSPL system receipts for the quarter were 162,400 bpd, down from 258,800 bpd a year earlier. Unscheduled maintenance at the Syncrude project early in 2005 prompted Syncrude to move ahead their normally scheduled spring turnaround, which impacted AOSPL's volumes dramatically during the first quarter of 2005. Throughput rates are expected to normalize by mid-April 2005.

Ethylene Storage

The storage facility continues to generate consistent revenue, totaling $5.2 million in the first quarter of 2005, compared to $5.4 million in the first quarter of 2004. Pembina's 50 percent non-operated interest in the Fort Saskatchewan Ethylene Storage Facility generates fixed contracted returns over the 20-year term of the storage agreement executed in June 2003. Along with very stable, long-term cash flow, this asset provides diversification of Pembina's business into the petrochemical sector without commodity price exposure.

Expenses

On a per barrel of throughput basis excluding AOSPL and the ethylene storage facility, first quarter operating expense rose to 48 cents per barrel from 43 cents in 2004. Pembina's expanded programs of pipeline integrity and preventative maintenance, along with increased regulatory and compliance requirements drove costs higher on the conventional systems. In aggregate, operating expenses for the quarter were down from $26.5 million to $25.0 million for the first quarter of 2005 with higher spending on the Alberta and BC systems offset by reduced operating expenditures on AOSPL. General and administrative expenditures in the first quarter of 2005 were $4.1 million compared to $3.6 million a year earlier. The increase in G&A is attributable to general market forces in conjunction with expanded compliance activities. The future income tax reduction of $7.3 million in the quarter, down from $12.8 million recognized in the first quarter of 2004, is due to a one time reduction in provincial tax rates in 2004.

Distributed Cash

---------------------------------------------------------------------

| | 3 Months Ended March 31, 2005 | 3 Months Ended March 31, 2004 |
|---|---|---|
| Net earnings | $ 14,553 | $ 18,601 |
| Add (deduct): | | |
| Depreciation and amortization | 20,568 | 21,525 |
| Accretion on asset retirement obligations | 254 | 238 |
| Future income tax reduction | (7,344) | (12,800) |
| Maintenance capital expenditures | (418) | (84) |
| Increase in distribution reserve | (371) | (1,292) |
| Distributed cash(1) | $ 27,242 | $ 26,188 |
| Distributed cash per Trust Unit | $ 0.2625 | $ 0.2625 |
| Diluted distributed cash per Trust Unit | $ 0.2554 | $ 0.2543 |

(1) Refer to "Non-GAAP Measures" below.

A distribution reserve is maintained to ensure stability over economic and industry cycles and to absorb the impact of material one-time events. During the first quarter of 2005, an additional $0.4 million was added to the distribution reserve, resulting in a balance on reserve of $5.6 million at March 31, 2005.

Cash Distributions

Cash distributions are paid by the Fund on a monthly basis to Unitholders of record the last calendar day of each month. Distributions are payable on the 15th day of the month following the record date. During the first quarter of 2005, the Fund declared distributions of $0.2625 per Trust Unit or $27.2 million in aggregate. Unless held in a tax-deferred account, a component of the Fund's cash distribution is taxable in the hands of the Unitholder, with the remaining portion a return of capital. Pembina estimates that 80 percent of the distributions declared in 2005 will be taxable and 20 percent a return of capital. For purposes of calculating the capital gains upon disposition of the Trust Units, for most Unitholders, the amount considered a return of capital will reduce the cost base of each Unit. Pembina reported its final tax figures for 2004 in mid-February 2005 as follows; 98.84 percent of the distributions declared during 2004 were taxable "other income" and 1.16 percent were a return of capital.

Liquidity and Capital Resources

Pembina had $180 million of undrawn capacity of the total $260 million in established bank facilities at March 31, 2005, a $4.4 million increase from December 31, 2004. The bank facilities, consisting of a $230 million revolving credit facility and a $30 million operating line of credit, were converted to an unsecured status on April 21, 2004 and were subsequently renewed to July 25, 2005, at which time the facilities may be renewed by the lenders for a further 365 days. Should the lenders not extend these facilities, the amounts will be repayable over three years with 25 percent of the principal due in equal quarterly payments over three years, with the balance due at the end of the term. Other debt includes $100 million in Secured Senior Notes due 2017, $175 million in Unsecured Senior Notes due 2014 and $75 million of Floating Rate Senior Notes due 2009. Long-term debt of $430 million, along with $290 million market value of convertible debentures, resulted in a ratio

of debt to total enterprise value of 34 percent at March 31, 2005, essentially unchanged from year end.

During the first quarter of 2005, net debt financing costs totaled $6.5 million, compared with $5.4 million for the first quarter of 2004. Pembina manages interest rate exposure on its floating rate debt utilizing interest rate swap instruments. At March 31, 2005, Pembina had interest rate swaps in place on a principal amount of $85 million at an average rate of 5.4% with an average term to maturity of 2.7 years. Pembina has fixed rates on approximately 85 percent of its long-term debt, minimizing exposure to rising interest rates. The mark-to-market value of these instruments represented an unrealized loss of $2.0 million at March 31, 2005.

Pembina's success is supported by favorable credit agency ratings. The Dominion Bond Rating Service Ltd. (DBRS) has assigned the Pembina Pipeline Income Fund a STA-2 (low) stability rating. DBRS's stability rating scale is from STA-1 to STA-7, with STA-1 representing the highest rating possible, STA-7 the lowest. DBRS's rating system measures the volatility and sustainability of distributions per Trust Unit. Pembina Pipeline Corporation, the Fund's primary operating subsidiary, is also rated by DBRS, which has assigned a senior secured debt rating of 'BBB High' and a 'BBB' senior unsecured debt rating. Pembina Pipeline Corporation is also rated by Standard & Poor's (S&P) as follows: 'BBB' long-term corporate credit, 'BBB plus' senior secured debt and 'BBB' senior unsecured debt. According to S&P's rating system, debt instruments rated BBB have adequate protection parameters. These rating systems recognize the Fund's stable profile of assets and financial results, as well as the sustainability of the per Trust Unit distributions.

During the first quarter of 2005, $7.7 million was expended on development initiatives, compared to capital spending of $25.2 million for the same period of the prior year. Higher expenditures in 2004 relate to the construction of the AOSPL expansion which was completed in mid-2004. Spending on new connections and upgrades on the Alberta systems rose to $6.5 million from $1.3 million a year earlier. Additionally, $1.0 million was expended on the BC pipelines and $0.2 million was attributable to AOSPL. A number of projects are under development on the Alberta systems in 2005, including; six new pipeline connections, an $18 million natural gas liquids pipeline interconnection and expansion of truck unloading capacity. Maintenance capital of $0.4 million was recorded during the quarter, consistent with the prior year. Development capital is financed utilizing existing credit facilities and Pembina's DRIP program, whereas maintenance capital is financed from the Fund's operating cash flow.

Contractual Obligations

The Fund is committed to annual payments as follows:

| ($ thousands) | Payments Due By Period | | | | |
|---|---|---|---|---|---|
| Contractual Obligations | Total | Less than 1 year | 1 - 3 years | 4 - 5 years | After 5 years |
| Office and Vehicle Leases | $ 14,303 | $ 2,778 | $ 4,196 | $ 2,874 | $ 4,455 |
| Long Term Debt | 430,000 | 6,632 | 94,761 | 89,590 | 239,017 |
| Convertible Debentures | 246,077 | 10,049 | 28,664 | 207,364 | |
| Total Contractual Obligations | $ 690,380 | $ 19,459 | $ 127,621 | $ 299,828 | $ 243,472 |

Trust Unit Information

The Premium Distribution, Distribution Reinvestment and Optional Cash Purchase Plan raised $5.0 million during the first quarter of 2005. The plan has consistently attracted strong Unitholder interest since its launch in early 2003 and has exceeded Pembina's target over the past several cycles. Pembina has targeted plan proceeds at $15 million for 2005, to be directed to debt repayment and to fund Pembina's capital program. The target may be adjusted dependent upon changes in Pembina's capital spending plans in 2005.

The Fund's Trust Units, together with each of the three series of convertible debentures, are traded on the Toronto Stock Exchange.

| | April 25, 2005 | March 31, 2005 | March 31, 2004 |
|---|---|---|---|
| Trust Units Outstanding | 104,264,693 | 104,127,174 | 100,114,519 |
| Average Daily Volume (Units per day) | 131,200(1) | 190,400 | 191,900 |
| Unit Trading Price ($/Unit)(3) | $ 13.82 | $ 13.18 | $ 13.25 |
| Principal Amount of Debentures Outstanding ($millions) | $ 256.4(2) | $ 256.7 | $ 269.6 |
| 8.25% Convertible Debentures Trading Price(3) | $ 152.50 | $ 145.00 | $ 146.50 |
| 7.50% Convertible Debentures Trading Price(3) | $ 129.61 | $ 124.00 | $ 125.38 |
| 7.35% Convertible Debentures Trading Price(3) | $ 111.24 | $ 109.00 | $ 110.75 |
| Total Market Value of Securities Outstanding ($millions)(3) | $ 1,735.0 | $ 1,660.0 | $ 1,635.0 |
| Pembina's convertible debentures are convertible to Trust Units at conversion prices of ($/Unit): | | | |
| 8.25% Convertible Debentures | | $ 9.00 | |
| 7.50% Convertible Debentures | | $ 10.50 | |
| 7.35% Convertible Debentures | | $ 12.50 | |

(1) Based on the 17 trading days from April 1 to 25, 2005, inclusive.
(2) Full conversion to Trust Units of the remaining principal amount of the three debenture issues as at April 25, 2005 would result in the issuance of 21.3 million Trust Units.
(3) Based on closing values as at April 25, 2005, March 31, 2005 and March 31, 2004.

New Developments and Outlook

Consistent pipeline operations during the first quarter of 2005 resulted in a $0.4 million increase in the distribution reserve, resulting in a balance on reserve of $5.6 million at the end of the quarter. Based on Pembina's current outlook for 2005, management is optimistic that the reserve balance will rise over the course of the year to a level where reconsideration of the distribution rate may become appropriate.

The market outlook for Canada's oil and gas industry for the balance of 2005 remains bullish, supported by strong commodity pricing. The Pembina field has attracted significant industry and media attention recently, specifically

development of the Nisku reef that was originally discovered in the 1970s. Exploitation of this reef formation has been revitalized with the use of new technologies such as 3D seismic that have enabled the discovery of expansive oil and natural gas pools in the area. Industry has earmarked significant capital to the development of this area and to the initiation of other projects involving secondary recovery methods that may further enhance the ultimate production achievable from existing reservoirs in the area.

Incremental production derived from new discoveries in Pembina's direct service areas has boosted receipts on the conventional pipelines. Pembina's transportation infrastructure can accommodate expanding pipeline throughput with minimal lead time and required capital, providing a cost effective transportation solution to our customers. In addition to the six new pipeline connections currently under construction on the Alberta systems, Pembina anticipates further opportunities for throughput and revenue enhancement on its conventional pipelines.

The oil sands region of northeastern Alberta continues to attract strong industry interest, with billions of dollars in project expansions and new initiatives publicly announced. Pembina considers further investment in oil sands related transportation infrastructure as strategically important to the Fund. The long-life asset base and stable fully-contracted returns that characterize such investments make them an ideal fit for the Fund. Pembina is focused on further capacity expansion of its AOSPL pipeline, as well as investment in new oil sands infrastructure, to participate in this development.

Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of the Fund. Such risk factors are presented in Management's Discussion and Analysis for the year ended December 31, 2004, and in the Fund's Annual Information Form for the year ended December 31, 2004. See "Additional Information" below.

Selected Quarterly Information

| (unaudited) | 2005 | 2004 | | | |
|---|---|---|---|---|---|
| ($ thousands, except where noted) | Q1 | Q4 | Q3 | Q2 | Q1 |
| Revenue | 69,103 | 71,840 | 70,142 | 67,283 | 69,026 |
| Operating expense | 24,973 | 25,279 | 25,481 | 27,727 | 26,541 |
| EBITDA(1) | 39,738 | 42,490 | 40,694 | 36,386 | 38,432 |
| Net earnings | 14,553 | 15,374 | 15,112 | 11,336 | 18,601 |
| Net earnings per Trust Unit ($/Unit): | | | | | |
| Basic and diluted | 0.14 | 0.15 | 0.15 | 0.11 | 0.19 |
| Distributed cash(1) | 27,242 | 26,939 | 26,645 | 26,420 | 26,188 |
| Distributed cash per Trust Unit ($/Unit): | | | | | |
| Basic | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 |
| Diluted | 0.2554 | 0.2550 | 0.2533 | 0.2543 | 0.2543 |
| Trust Units outstanding (thousands): | | | | | |
| Weighted average (basic) | 103,776 | 102,622 | 101,502 | 100,647 | 99,764 |

| | | | | | |
|---|---|---|---|---|---|
| Weighted average (diluted) | 125,376 | 125,236 | 124,360 | 123,541 | 122,688 |
| End of period | 104,127 | 102,933 | 101,874 | 100,902 | 100,115 |

| (unaudited) | 2003 | | |
|---|---|---|---|
| ($ thousands, except where noted) | Q4 | Q3 | Q2 |
| Revenue | 66,266 | 61,562 | 57,030 |
| Operating expense | 25,317 | 23,065 | 23,458 |
| EBITDA(1) | 37,534 | 35,496 | 29,776 |
| Net earnings | 12,079 | 11,257 | 12,940 |
| Net earnings per Trust Unit ($/Unit): | | | |
| Basic and diluted | 0.12 | 0.12 | 0.14 |
| Distributed cash(1) | 25,833 | 25,465 | 25,044 |
| Distributed cash per Trust Unit ($/Unit): | | | |
| Basic | 0.2625 | 0.2625 | 0.2625 |
| Diluted | 0.2541 | 0.2542 | 0.2582 |
| Trust Units outstanding (thousands): | | | |
| Weighted average (basic) | 98,409 | 97,004 | 95,420 |
| Weighted average (diluted) | 121,889 | 121,007 | 104,366 |
| End of period | 98,766 | 97,502 | 96,095 |

(1) Refer to "Non-GAAP Measures" below.

Pembina typically experiences limited variability in quarterly results, due to the stable nature of its operations. However, as a result of growth in Pembina's underlying asset base, revenue, expense and cash flow increased over the eight quarters noted above. The exception to this growth trend occurred in the second quarter of 2004 when an operational incident impaired these metrics and in the fourth quarter of 2004 which included an additional $1.2 million in revenues earned at the completion of the Miscible Flood contract year. Revenues in the first quarter of 2005 were also impacted by a lower number of days in the quarter.

Additional Information

Additional information relating to the Pembina Pipeline Income Fund, including the Fund's Annual Information Form and financial statements, can be found on the Fund's profile on the SEDAR website at www.sedar.com.

Non-GAAP Measures

Throughout this MD&A the Fund and Pembina use the term "distributed cash" to refer to the amount of cash that has been or is to be available for distribution to the Fund's Unitholders. "Distributed cash" is not a measure

recognized by Canadian generally accepted accounting principles ("GAAP") and is calculated pursuant to the terms of the Fund's Declaration of Trust. Therefore, distributed cash of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that distributed cash should not be construed as an alternative to net earnings, cash from operating activities or other measures of financial performance calculated in accordance with GAAP as an indicator of the Fund's performance.

Further, the use of the terms EBITDA (earnings before interest, taxes, depreciation and amortization) and operating income are not recognized under Canadian GAAP. Management believes that in addition to earnings, operating income and EBITDA are useful measures. They provide an indication of the results generated by the Fund's business activities prior to consideration of how activities were financed or how the results are taxed. Investors should be cautioned, however, that operating income and EBITDA should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance determined in accordance with GAAP as an indicator of the Fund's performance.

Forward-Looking Information

The information contained in this Management's Discussion and Analysis contains certain forward-looking statements that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets" and similar expressions. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, fluctuations in operating results and certain other risks detailed from time to time in the Fund's public disclosure documents. Undue reliance should not be placed on these forward-looking statements as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Such forward-looking statements are expressly qualified by the above statements.

consolidated balance sheets

(In thousands of dollars)

| | March 31 2005 (Unaudited) | December 31 2004 (Audited) |
|---|---|---|
| Assets | | |
| Current assets: | | |
| Cash | $ 1,184 | $ |
| Accounts receivable | 26,895 | 26,432 |
| | 28,079 | 26,432 |
| Property, plant and equipment | 1,152,103 | 1,160,613 |
| Goodwill and other | 360,789 | 361,855 |

| | | |
|---|---|---|
| | $ 1,540,971 | $ 1,548,900 |
| **Liabilities and Unitholders' Equity** | | |
| Current liabilities: | | |
| Bank indebtedness | $ | $ 2,971 |
| Accounts payable and accrued liabilities | 20,368 | 11,668 |
| Distributions payable to Unitholders | 9,111 | 9,007 |
| Current portion of long-term debt | 6,632 | 3,522 |
| Current portion of convertible debentures | 10,049 | |
| | 46,160 | 27,168 |
| Long-term debt | 423,368 | 430,866 |
| Convertible debentures | 236,028 | 251,663 |
| Accrued benefit liability | 812 | 1,124 |
| Asset retirement obligations | 18,955 | 15,729 |
| Future income taxes | 159,956 | 167,300 |
| | 885,279 | 893,850 |
| Unitholders' equity: | | |
| Trust Units (note 3) | 955,233 | 941,902 |
| Earnings to date | 302,288 | 287,735 |
| Distributions to date | (601,829) | (574,587) |
| | 655,692 | 655,050 |
| Contingencies (note 4) | | |
| | $ 1,540,971 | $ 1,548,900 |

See accompanying notes to the consolidated financial statements

consolidated statements of earnings
(Unaudited)

(In thousands of dollars, except per Trust Unit amounts)

| | 3 Months Ended March 31, 2005 | 3 Months Ended March 31, 2004 |
|---|---|---|
| Revenue | $ 69,103 | $ 69,026 |
| Expenses: | | |
| Operations | 24,973 | 26,541 |
| General and administrative | 4,116 | 3,624 |
| Management fee | 265 | 252 |
| Depreciation and amortization | 20,568 | 21,525 |
| Accretion on asset retirement obligations | 254 | 238 |
| Other | 11 | 177 |
| | 50,187 | 52,357 |
| Earnings before interest and taxes | 18,916 | 16,669 |

| | | |
|---|---|---|
| Interest on long-term debt | 6,531 | 5,367 |
| Interest on convertible debentures | 4,776 | 4,991 |
| Earnings before taxes | 7,609 | 6,311 |
| Capital and income taxes | (400) | (510) |
| Future income tax reduction | 7,344 | 12,800 |
| Net earnings | 14,553 | 18,601 |
| Earnings to date, beginning of period | 287,735 | 227,312 |
| Earnings to date, end of period | $ 302,288 | $ 245,913 |
| Earnings per Trust Unit Basic and diluted | $ 0.14 | $ 0.19 |

See accompanying notes to the consolidated financial statements

consolidated statement of cash flows
(Unaudited)

(In thousands of dollars)

| | 3 Months Ended March 31, 2005 | 3 Months Ended March 31, 2004 |
|---|---|---|
| Cash provided by (used in): | | |
| Operations: | | |
| Net earnings | $ 14,553 | $ 18,601 |
| Items not involving cash: | | |
| Depreciation and amortization | 20,568 | 21,525 |
| Accretion on asset retirement obligations | 254 | 238 |
| Future income tax reduction | (7,344) | (12,800) |
| Employee future benefits expense | 855 | 750 |
| Other | 90 | 101 |
| Cash flow from operations | 28,976 | 28,415 |
| Change in non-cash working capital | 8,237 | 5,634 |
| Employee future benefits contributions | (1,167) | |
| | 36,046 | 34,049 |
| Financing: | | |
| Bank borrowings | (4,388) | 18,999 |
| Issue of Trust Units | 7,745 | 8,813 |
| Distributions to Unitholders - current year | (18,131) | (17,428) |
| Distributions to Unitholders - prior year | (9,007) | (8,642) |
| | (23,781) | 1,742 |
| Investments: | | |
| AOSPL Expansion | (188) | (20,579) |
| Capital expenditures | (7,922) | (4,670) |
| Change in non-cash working capital | | (10,850) |

| | | |
|---|---|---|
| | (8,110) | (36,099) |
| Change in cash | 4,155 | (308) |
| (Bank indebtedness) cash, beginning of period | (2,971) | 3,266 |
| Cash, end of period | $ 1,184 | $ 2,958 |

| | | |
|---|---|---|
| Other cash disclosures: | | |
| Interest paid | $ (3,590) | $ (5,044) |
| Taxes paid | $ (444) | $ (495) |

See accompanying notes to the consolidated financial statements

Notes to the consolidated financial statements:
(Tabular amounts in thousands of dollars, except per Trust Unit amounts)

1. Significant accounting policies:

The interim consolidated financial statements of Pembina Pipeline Income Fund ("the Fund") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The disclosure provided below is incremental to that included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Fund's annual report for the year ended December 31, 2004.

2. Business segments:

The Fund conducts its operations through two operating segments: Pipeline Operations and Ethylene Storage Operations.

Pipeline Operations consist of the operations of pipelines and related facilities to deliver crude oil, condensates and natural gas liquids in Alberta and British Columbia.

Ethylene Storage Operations consist of the Fund's direct and indirect interest in the Fort Saskatchewan Ethylene Storage Partnership (the "Partnership"). The Partnership owns and operates an underground ethylene storage facility and related lands and equipment.

The financial results of the business segments are as follows:

Three months ended March 31

| | Pipeline Operations | Ethylene Storage Operations | 2005 Total | Pipeline Operations | Ethylene Storage Operations | 2004 Total |
|---|---|---|---|---|---|---|
| Revenue | $ 63,913 | $ 5,190 | $ 69,103 | $ 63,660 | $ 5,366 | $ 69,026 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Expenses | | | | | | |
| Operations | 24,115 | 858 | 24,973 | 25,499 | 1,042 | 26,541 |
| General and administrative | 4,116 | | 4,116 | 3,624 | | 3,624 |
| Management fee | 265 | | 265 | 252 | | 252 |
| Depreciation and amortization | 19,185 | 1,383 | 20,568 | 20,070 | 1,455 | 21,525 |
| Accretion on asset retirement obligations | 254 | | 254 | 238 | | 238 |
| Other | 11 | | 11 | 177 | | 177 |
| | 47,946 | 2,241 | 50,187 | 49,860 | 2,497 | 52,357 |
| Earnings before interest and taxes | $ 15,967 | $ 2,949 | $ 18,916 | $ 13,800 | $ 2,869 | $ 16,669 |

3. Trust Units:

The Fund is authorized to create and issue an unlimited number of Trust Units.

| | Trust Units | Amount |
|---|---|---|
| Balance, January 1, 2004 | 98,766,465 | $ 896,132 |
| Exercise of Trust Unit options | 309,020 | 3,030 |
| Debenture conversions | 1,316,091 | 12,990 |
| Distribution Reinvestment Plan | 2,541,645 | 29,750 |
| Balance, December 31, 2004 | 102,933,221 | 941,902 |
| Exercise of Trust Unit options | 269,031 | 2,745 |
| Debenture conversions | 539,156 | 5,586 |
| Distribution Reinvestment Plan | 385,766 | 5,000 |
| Balance, March 31, 2005 | 104,127,174 | $ 955,233 |

The net earnings per Trust Unit are based on earnings available to Unitholders and the weighted average Trust Units outstanding for the period. The earnings available to Unitholders for the first quarter was $14.6 million (2004 - $18.6 million). The weighted average Trust Units outstanding for the first quarter were 103,776,306 Units (2004 - 99,764,000).

The diluted earnings per Trust Unit are based on net earnings and the weighted average Trust Units outstanding adjusted for the dilutive effect of convertible debentures and employee Trust Unit options. The net earnings for the first quarter was $19.3 million (2004 - $23.6 million). In computing diluted earnings per Trust Unit, 21,600,000 Trust Units (2004 - 22,924,000) were added to the weighted average Trust Units outstanding for the first quarter for the

dilutive effect of convertible debentures and employee Trust Unit options. Diluted earnings per Trust Unit are not disclosed as the amounts are anti-dilutive. At March 31, 2005, 868,936 options (March 31, 2004 - 1,292,511) were outstanding and exercisable at a weighted average price of $9.76 (March 31, 2004 - $9.89).

4. Contingencies:

The Fund is involved in a dispute with the shippers on the AOSPL pipeline with respect to the interpretation of a transportation agreement and the inclusion of income tax in its tolls. These shippers have challenged amounts totaling approximately $12.0 million charged by the Fund's subsidiary going back to the year ended 2002. The parties involved have agreed to enter into arbitration in regards to this issue. Management's opinion is that income taxes are appropriately included in the tolls and, accordingly, no recognition of a liability or loss has been made at this time.

---

Pembina Pipeline Income Fund — INVESTOR INFORMATION

---

Exchange Listing and Trading Symbols:

The Toronto Stock Exchange
Trust Units Symbol: PIF.UN
8.25% Convertible Debentures Symbol: PIF.DB
7.50% Convertible Debentures Symbol: PIF.DB.A
7.35% Convertible Debentures Symbol: PIF.DB.B

Trustee, Registrar and Transfer Agent:

Computershare Trust Company of Canada Shareholder Communications:
1-888-267-6555

Corporate Office:

700 - 9th Avenue S.W.
P.O. Box 1948
Calgary, Alberta T2P 2M7
Telephone: (403) 231-7500
Fax: (403) 237-0254

Investor Information:

e-mail:
investor-relations(at)pembina.com
Telephone: (403) 231-7500
1-888-428-3222
Fax: (403) 691-7356
Website: www.pembina.com

Quarterly Results Webcast:

A live internet broadcast of

Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan:

Pembina offers a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan to eligible Unitholders of the Pembina Pipeline Income Fund.

The Plan allows participants an opportunity to:

- reinvest distributions into Trust Units at a 5 percent discount to a weighted average market price, under the distribution reinvestment component of the Plan; or,
- realize 2 percent more cash on their distributions, under the premium distribution component of the Plan;
- eligible Unitholders may also make optional Trust Unit purchases at the weighted average market price.

A brochure, detailing administration of the Plan and eligibility and enrolment information, is available on-line on Pembina's web site located at www.pembina.com, or call 1-888-428-3222 to receive a copy by mail. Unitholders wishing to enroll in the Plan are asked to contact their broker, investment dealer,

Pembina's first Quarter 2005 Results conference call is scheduled for April 28, 2005 at 8:00 a.m. Calgary (10:00 a.m. Eastern, 7:00 a.m. Pacific). Those wishing to access the webcast are invited to visit Pembina's website located at www.pembina.com, or the host site at www.newswire.ca/webcast. An archive of the call will be available on-line for 90 days following the broadcast date.

financial institution or other nominee through which the Trust Units are held.

---

>>

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, such as loss of market, regulatory matters, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources.

%SEDAR: 00008906E

/For further information: contact: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com; To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 12:52e 27-APR-05

## CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, PETER D. ROBERTSON, Vice President, Finance and Chief Financial Officer of Pembina Management Inc., as Administrator of Pembina Pipeline Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Pembina Pipeline Income Fund, (the issuer) for the interim period ending March 31, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 22, 2005

[Signed Peter D. Robertson]

Peter D. Robertson
Vice President, Finance and Chief Financial Officer
Pembina Management Inc.

**CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD**

I, ROBERT B. MICHALESKI, President and Chief Executive Officer of Pembina Management Inc., as Administrator of Pembina Pipeline Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Pembina Pipeline Income Fund, (the issuer) for the interim period ending March 31, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 22, 2005

[Signed Robert B. Michaleski]

Robert B. Michaleski
President and Chief Executive Officer
Pembina Management Inc.

## Management's Discussion and Analysis

Dated April 27, 2005.

*This Management's Discussion and Analysis is dated April 27, 2005 and is supplementary to, and should be read in conjunction with, the attached* ***unaudited*** *comparative interim financial statements and notes as at and for the three months ended March 31, 2005, along with Management's Discussion and Analysis for the year ended December 31, 2004, and the audited consolidated financial statements and notes for the years ended December 31, 2004 and 2003. The following financial information has been prepared in accordance with Canadian generally accepted accounting principles.*

*This MD&A has been reviewed and approved by both the Audit Committee of the Board of Directors and by the Board of Directors. All amounts are stated in Canadian dollars unless otherwise specified.*

### Results from Operations

**AVERAGE THROUGHPUT BY PIPELINE SYSTEM**
(three months ended March 31, 2005 and March 31, 2004)
Thousands of barrels per day

| System | First Quarter 2005 (mbbls/day) | First Quarter 2004 (mbbls/day) |
|---|---|---|
| Alberta | 423.0 | 429.1 |
| AOSPL | 162.4 | 258.8 |
| BC* - Eastbound | 11.6 | 8.6 |
| - Westbound | 22.7 | 28.2 |
| **Total Pembina** | **608.1** | **716.1** |

*BC Westbound reflects volume transported on the Western system and is included in Pembina's total throughput. BC Eastbound represents the balance of BC production shipped east on the Alberta pipelines and is not included in Pembina's total throughput.

#### *Alberta Pipelines*

Revenue of $45.2 million was generated by the Alberta systems during the initial three months of the year, compared with $42.6 million recorded in the first quarter of 2004. During the first quarter of 2005, the Alberta systems transported an average of 423,000 barrels per day (bpd), compared to 429,100 bpd in the first quarter of 2004. The impact of new connections completed in late 2004 reduced the aggregate decline rate on the Alberta systems. Average daily throughput on the Peace and Pembina pipelines was restored during the quarter to levels achieved in 2002. These systems have benefited from significant industry activity spurred on by strength in commodity prices and new discoveries. Pembina is encouraged by the amount of new and secondary development in these mature service areas. With excess capacity available on both the Peace and Pembina systems, increased production associated with these new developments can be transported with minimal incremental capital. On the Pembina system, two new connections are under construction and are projected to be in service by mid-2005. Producer estimates of ultimate potential production from these new facilities ranges up to 35,000 bpd. A further connection on the Pembina system is in the preliminary stage, with projected start-up during the third quarter of 2005. Three new connections are under development on the Peace system. Construction of the new natural gas liquids (NGLs) pipeline interconnection between the Peace and Northern pipelines is underway and the capacity expansion of a truck unloading facility on the mainline is under construction. By moving 25,000 bpd of product off of the Peace system onto the Northern system, capacity to attract incremental receipts onto the Peace system of up to 25,000 bpd now exists to respond to industry demand. Alberta system tolls averaged $1.19 per barrel during the first quarter of 2005, compared to $1.09 per barrel a year earlier. Toll management, asset rationalization and cost control have been utilized consistently to maintain operating margins on Pembina's conventional pipeline systems.

### *BC Pipelines*

The BC pipelines generated $6.6 million in revenue during the first quarter of 2005, consistent with the contribution during the first quarter of 2004. The higher average toll of $1.28 per barrel during the quarter, up from $1.17 per barrel in the prior year, reflects higher operating and capital spending on the provincially regulated pipeline systems. The British Columbia gathering systems averaged 34,300 bpd during the quarter, compared to 36,800 bpd for the comparable quarter of 2004. Western system volumes averaged 22,700 bpd, down from 28,200 bpd a year earlier. A refinery turnaround during the months of January and February of this year caused a reduction in deliveries into Kamloops on the Western system. Pembina was able to accommodate the excess receipts that were unable to be delivered to Kamloops by transporting the balance of BC production east on the Peace system.

### *AOSPL*

AOSPL contributed revenue of $12.2 million for the quarter, down from $14.2 million for the first quarter of 2004, the decline resulting from the flow through nature of the lower operating costs in the first quarter of 2005. The long-term returns generated by this contract-based system are not throughput dependent. AOSPL system receipts for the quarter were 162,400 bpd, down from 258,800 bpd a year earlier. Unscheduled maintenance at the Syncrude project early in 2005 prompted Syncrude to move ahead their normally scheduled spring turnaround, which impacted AOSPL's volumes dramatically during the first quarter of 2005. Throughput rates are expected to normalize by mid-April 2005.

### *Ethylene Storage*

The storage facility continues to generate consistent revenue, totaling $5.2 million in the first quarter of 2005, compared to $5.4 million in the first quarter of 2004. Pembina's 50 percent non-operated interest in the Fort Saskatchewan Ethylene Storage Facility generates fixed contracted returns over the 20-year term of the storage agreement executed in June 2003. Along with very stable, long-term cash flow, this asset provides diversification of Pembina's business into the petrochemical sector without commodity price exposure.

## Expenses

On a per barrel of throughput basis excluding AOSPL and the ethylene storage facility, first quarter operating expense rose to 48 cents per barrel from 43 cents in 2004. Pembina's expanded programs of pipeline integrity and preventative maintenance, along with increased regulatory and compliance requirements drove costs higher on the conventional systems. In aggregate, operating expenses for the quarter were down from $26.5 million to $25.0 million for the first quarter of 2005 with higher spending on the Alberta and BC systems offset by reduced operating expenditures on AOSPL. General and administrative expenditures in the first quarter of 2005 were $4.1 million compared to $3.6 million a year earlier. The increase in G&A is attributable to general market forces in conjunction with expanded compliance activities. The future income tax reduction of $7.3 million in the quarter, down from $12.8 million recognized in the first quarter of 2004, is due to a one time reduction in provincial tax rates in 2004.

## Distributed Cash

| | 3 Months Ended March 31, 2005 | 3 Months Ended March 31, 2004 |
|---|---|---|
| Net earnings | $ **14,553** | $ 18,601 |
| Add (deduct): | | |
| Depreciation and amortization | **20,568** | 21,525 |
| Accretion on asset retirement obligations | **254** | 238 |
| Future income tax reduction | **(7,344)** | (12,800) |
| Maintenance capital expenditures | **(418)** | (84) |
| Increase in distribution reserve | **(371)** | (1,292) |
| Distributed cash [1] | $ **27,242** | $ 26,188 |
| Distributed cash per Trust Unit | $ **0.2625** | $ 0.2625 |
| Diluted distributed cash per Trust Unit | $ **0.2554** | $ 0.2543 |

[1] Refer to "Non-GAAP Measures" below.

A distribution reserve is maintained to ensure stability over economic and industry cycles and to absorb the impact of material one-time events. During the first quarter of 2005, an additional $0.4 million was added to the distribution reserve, resulting in a balance on reserve of $5.6 million at March 31, 2005.

## Cash Distributions

Cash distributions are paid by the Fund on a monthly basis to Unitholders of record the last calendar day of each month. Distributions are payable on the 15th day of the month following the record date. During the first quarter of 2005, the Fund declared distributions of $0.2625 per Trust Unit or $27.2 million in aggregate. Unless held in a tax-deferred account, a component of the Fund's cash distribution is taxable in the hands of the Unitholder, with the remaining portion a return of capital. Pembina estimates that 80 percent of the distributions declared in 2005 will be taxable and 20 percent a return of capital. For purposes of calculating the capital gains upon disposition of the Trust Units, for most Unitholders, the amount considered a return of capital will reduce the cost base of each Unit. Pembina reported its final tax figures for 2004 in mid-February 2005 as follows; 98.84 percent of the distributions declared during 2004 were taxable "other income" and 1.16 percent were a return of capital.

## Liquidity and Capital Resources

Pembina had $180 million of undrawn capacity of the total $260 million in established bank facilities at March 31, 2005, a $4.4 million increase from December 31, 2004. The bank facilities, consisting of a $230 million revolving credit facility and a $30 million operating line of credit, were converted to an unsecured status on April 21, 2004 and were subsequently renewed to July 25, 2005, at which time the facilities may be renewed by the lenders for a further 365 days. Should the lenders not extend these facilities, the amounts will be repayable over three years with 25 percent of the principal due in equal quarterly payments over three years, with the balance due at the end of the term. Other debt includes $100 million in Secured Senior Notes due 2017, $175 million in Unsecured Senior Notes due 2014 and $75 million of Floating Rate Senior Notes due 2009. Long-term debt of $430 million, along with $290 million market value of convertible debentures, resulted in a ratio of debt to total enterprise value of 34 percent at March 31, 2005, essentially unchanged from year end.

During the first quarter of 2005, net debt financing costs totaled $6.5 million, compared with $5.4 million for the first quarter of 2004. Pembina manages interest rate exposure on its floating rate debt utilizing interest rate swap instruments. At March 31, 2005, Pembina had interest rate swaps in place on a principal amount of $85 million at an average rate of 5.4% with an average term to maturity of 2.7 years. Pembina has fixed rates on approximately 85 percent of its long-term debt, minimizing exposure to rising interest rates. The mark-to-market value of these instruments represented an unrealized loss of $2.0 million at March 31, 2005.

Pembina's success is supported by favorable credit agency ratings. The Dominion Bond Rating Service Ltd. (DBRS) has assigned the Pembina Pipeline Income Fund a STA-2 (low) stability rating. DBRS's stability rating scale is from STA-1 to STA-7, with STA-1 representing the highest rating possible, STA-7 the lowest. DBRS's rating system measures the volatility and sustainability of distributions per Trust Unit. Pembina Pipeline Corporation, the Fund's primary operating subsidiary, is also rated by DBRS, which has assigned a senior secured debt rating of 'BBB High' and a 'BBB' senior unsecured debt rating. Pembina Pipeline Corporation is also rated by Standard & Poor's (S&P) as follows: 'BBB' long-term corporate credit, 'BBB plus' senior secured debt and 'BBB' senior unsecured debt. According to S&P's rating system, debt instruments rated BBB have adequate protection parameters. These rating systems recognize the Fund's stable profile of assets and financial results, as well as the sustainability of the per Trust Unit distributions.

During the first quarter of 2005, $7.7 million was expended on development initiatives, compared to capital spending of $25.2 million for the same period of the prior year. Higher expenditures in 2004 relate to the construction of the AOSPL expansion which was completed in mid-2004. Spending on new connections and upgrades on the Alberta systems rose to $6.5 million from $1.3 million a year earlier. Additionally, $1.0 million was expended on the BC pipelines and $0.2 million was attributable to AOSPL. A number of projects are under development on the Alberta systems in 2005, including; six new pipeline connections, an $18 million natural gas liquids pipeline interconnection and expansion of truck unloading capacity. Maintenance capital of $0.4 million was recorded during the quarter, consistent with the prior year. Development capital is financed utilizing existing credit facilities and Pembina's DRIP program, whereas maintenance capital is financed from the Fund's operating cash flow.

## Contractual Obligations

The Fund is committed to annual payments as follows:

| ($ thousands) | Payments Due By Period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less than 1 year** | **1 - 3 years** | **4 - 5 years** | **After 5 years** |
| Office and Vehicle Leases | $ 14,303 | $ 2,778 | $ 4,196 | $ 2,874 | $ 4,455 |
| Long Term Debt | 430,000 | 6,632 | 94,761 | 89,590 | 239,017 |
| Convertible Debentures | 246,077 | 10,049 | 28,664 | 207,364 | |
| Total Contractual Obligations | $ 690,380 | $ 19,459 | $ 127,621 | $ 299,828 | $ 243,472 |

## Trust Unit Information

The Premium Distribution, Distribution Reinvestment and Optional Cash Purchase Plan raised $5.0 million during the first quarter of 2005. The plan has consistently attracted strong Unitholder interest since its launch in early 2003 and has exceeded Pembina's target over the past several cycles. Pembina has targeted plan proceeds at $15 million for 2005, to be directed to debt repayment and to fund Pembina's capital program. The target may be adjusted dependent upon changes in Pembina's capital spending plans in 2005.

The Fund's Trust Units, together with each of the three series of convertible debentures, are traded on the Toronto Stock Exchange.

| | April 25, 2005 | March 31, 2005 | March 31, 2004 |
|---|---|---|---|
| Trust Units Outstanding | **104,264,693** | 104,127,174 | 100,114,519 |
| Average Daily Volume (Units per day) | **131,200**[1] | 190,400 | 191,900 |
| Unit Trading Price ($/Unit) [3] | **$ 13.82** | $ 13.18 | $ 13.25 |
| Principal Amount of Debentures Outstanding ($millions) | **$ 256.4**[2] | $ 256.7 | $ 269.6 |
| 8.25% Convertible Debentures Trading Price [3] | **$ 152.50** | $ 145.00 | $ 146.50 |
| 7.50% Convertible Debentures Trading Price [3] | **$ 129.61** | $ 124.00 | $ 125.38 |
| 7.35% Convertible Debentures Trading Price [3] | **$ 111.24** | $ 109.00 | $ 110.75 |
| Total Market Value of Securities Outstanding ($millions) [3] | **$ 1,735.0** | $ 1,660.0 | $ 1,635.0 |
| Pembina's convertible debentures are convertible to Trust Units at conversion prices of ($/Unit): | | | |
| 8.25% Convertible Debentures | | $ 9.00 | |
| 7.50% Convertible Debentures | | $ 10.50 | |
| 7.35% Convertible Debentures | | $ 12.50 | |

[1] Based on the 17 trading days from April 1 to 25, 2005, inclusive.
[2] Full conversion to Trust Units of the remaining principal amount of the three debenture issues as at April 25, 2005 would result in the issuance of 21.3 million Trust Units.
[3] Based on closing values as at April 25, 2005, March 31, 2005 and March 31, 2004.

## New Developments and Outlook

Consistent pipeline operations during the first quarter of 2005 resulted in a $0.4 million increase in the distribution reserve, resulting in a balance on reserve of $5.6 million at the end of the quarter. Based on Pembina's current outlook for 2005, management is optimistic that the reserve balance will rise over the course of the year to a level where reconsideration of the distribution rate may become appropriate.

The market outlook for Canada's oil and gas industry for the balance of 2005 remains bullish, supported by strong commodity pricing. The Pembina field has attracted significant industry and media attention recently, specifically development of the Nisku reef that was originally discovered in the 1970s. Exploitation of this reef formation has been revitalized with the use of new technologies such as 3D seismic that have enabled the discovery of expansive oil and natural gas pools in the area. Industry has earmarked significant capital to the development of this area and to the initiation of other projects involving secondary recovery methods that may further enhance the ultimate production achievable from existing reservoirs in the area.

Incremental production derived from new discoveries in Pembina's direct service areas has boosted receipts on the conventional pipelines. Pembina's transportation infrastructure can accommodate expanding pipeline throughput with minimal lead time and required capital, providing a cost effective transportation solution to our customers. In addition to the six new pipeline connections currently under construction on the Alberta systems, Pembina anticipates further opportunities for throughput and revenue enhancement on its conventional pipelines.

The oil sands region of northeastern Alberta continues to attract strong industry interest, with billions of dollars in project expansions and new initiatives publicly announced. Pembina considers further investment in oil sands related transportation infrastructure as strategically important to the Fund. The long-life asset base and stable fully-contracted returns that characterize such investments make them an ideal fit for the Fund. Pembina is focused on further capacity expansion of its AOSPL pipeline, as well as investment in new oil sands infrastructure, to participate in this development.

**Risk Factors**

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of the Fund. Such risk factors are presented in Management's Discussion and Analysis for the year ended December 31, 2004, and in the Fund's Annual Information Form for the year ended December 31, 2004. See "Additional Information" below.

## Selected Quarterly Information

| (unaudited) | 2005 | 2004 | | | | 2003 | | |
|---|---|---|---|---|---|---|---|---|
| ($ thousands, except where noted) | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 |
| Revenue | 69,103 | 71,840 | 70,142 | 67,283 | 69,026 | 66,266 | 61,562 | 57,030 |
| Operating expense | 24,973 | 25,279 | 25,481 | 27,727 | 26,541 | 25,317 | 23,065 | 23,458 |
| EBITDA [1] | 39,738 | 42,490 | 40,694 | 36,386 | 38,432 | 37,534 | 35,496 | 29,776 |
| Net earnings | 14,553 | 15,374 | 15,112 | 11,336 | 18,601 | 12,079 | 11,257 | 12,940 |
| Net earnings per Trust Unit ($/Unit): | | | | | | | | |
| Basic and diluted | 0.14 | 0.15 | 0.15 | 0.11 | 0.19 | 0.12 | 0.12 | 0.14 |
| Distributed cash [1] | 27,242 | 26,939 | 26,645 | 26,420 | 26,188 | 25,833 | 25,465 | 25,044 |
| Distributed cash per Trust Unit ($/Unit): | | | | | | | | |
| Basic | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 |
| Diluted | 0.2554 | 0.2550 | 0.2533 | 0.2543 | 0.2543 | 0.2541 | 0.2542 | 0.2582 |
| Trust Units outstanding (thousands): | | | | | | | | |
| Weighted average (basic) | 103,776 | 102,622 | 101,502 | 100,647 | 99,764 | 98,409 | 97,004 | 95,420 |
| Weighted average (diluted) | 125,376 | 125,236 | 124,360 | 123,541 | 122,688 | 121,889 | 121,007 | 104,366 |
| End of period | 104,127 | 102,933 | 101,874 | 100,902 | 100,115 | 98,766 | 97,502 | 96,095 |

[1] Refer to "Non-GAAP Measures" below.

Pembina typically experiences limited variability in quarterly results, due to the stable nature of its operations. However, as a result of growth in Pembina's underlying asset base, revenue, expense and cash flow increased over the eight quarters noted above. The exception to this growth trend occurred in the second quarter of 2004 when an operational incident impaired these metrics and in the fourth quarter of 2004 which included an additional $1.2 million in revenues earned at the completion of the Miscible Flood contract year. Revenues in the first quarter of 2005 were also impacted by a lower number of days in the quarter.

## Additional Information

Additional information relating to the Pembina Pipeline Income Fund, including the Fund's Annual Information Form and financial statements, can be found on the Fund's profile on the SEDAR website at www.sedar.com.

## Non-GAAP Measures

*Throughout this MD&A the Fund and Pembina use the term "distributed cash" to refer to the amount of cash that has been or is to be available for distribution to the Fund's Unitholders. "Distributed cash" is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and is calculated pursuant to the terms of the Fund's Declaration of Trust. Therefore, distributed cash of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that distributed cash should not be construed as an alternative to net earnings, cash from operating activities or other measures of financial performance calculated in accordance with GAAP as an indicator of the Fund's performance.*

*Further, the use of the terms EBITDA (earnings before interest, taxes, depreciation and amortization) and operating income are not recognized under Canadian GAAP. Management believes that in addition to earnings, operating income and EBITDA are useful measures. They provide an indication of the results generated by the Fund's business activities prior to consideration of how activities were financed or how the results are taxed. Investors should be cautioned, however, that operating income and EBITDA should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance determined in accordance with GAAP as an indicator of the Fund's performance.*

## Forward-Looking Information

*The information contained in this Management's Discussion and Analysis contains certain forward-looking statements that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets" and similar expressions. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, fluctuations in operating results and certain other risks detailed from time to time in the Fund's public disclosure documents. Undue reliance should not be placed on these forward-looking statements as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Such forward-looking statements are expressly qualified by the above statements.*

1

## PEMBINA MAINTAINS STEADY COURSE IN FIRST QUARTER 2005

- During the first three months of 2005, Pembina distributed $27.2 million to Unitholders, a 4 percent increase over the comparable period of 2004. Cash distributions of $0.2625 per Trust Unit were declared during the quarter, payable in monthly equal increments of $0.0875 per Trust Unit and consistent with the 2004 distribution rate.

- First quarter revenue of $69.1 million was consistent with revenue generated in the first quarter of 2004. However, net operating income rose to $44.1 million from $42.5 million in the prior year. The 4 percent increase resulted from improved operating margins on Pembina's conventional pipeline systems.

- Pembina's conventional pipelines transported 445,700 barrels per day during the quarter, compared to 457,300 barrels per day during the same period in 2004. During the first quarter, the AOSPL system transported 162,400 barrels per day compared to 258,800 barrels per day in the first quarter of the prior year, with the difference primarily due to unscheduled maintenance at the Syncrude Plant. AOSPL system cash flow is not sensitive to throughput.

- Consistent operations on Pembina's pipeline systems during the first quarter of 2005 resulted in an increase of $0.4 million in Pembina's distribution reserve to $5.6 million at March 31, 2005.

| **HIGHLIGHTS** | **Three Months Ended March 31** | | |
|---|---|---|---|
| ($ millions except where noted) | **2005** | **2004** | **% Change** |
| Average Throughput - Conventional (mbbls/day) | 445.7 | 457.3 | (2.5) |
| Average Throughput - AOSPL (mbbls/day) | 162.4 | 258.8 | (37.3) |
| Revenue | $69.1 | $69.0 | 0.1 |
| Operating Expense | 25.0 | 26.5 | (5.9) |
| Net Operating Income | 44.1 | 42.5 | 3.9 |
| General & Administrative Expense | 4.1 | 3.6 | 13.6 |
| Interest Expense | 6.5 | 5.4 | 21.7 |
| Distributed Cash | 27.2 | 26.2 | 4.0 |
| $ Per Trust Unit | $0.2625 | $0.2625 | |

## Management's Discussion and Analysis

Dated April 27, 2005.

*This Management's Discussion and Analysis is dated April 27, 2005 and is supplementary to, and should be read in conjunction with, the attached* ***unaudited*** *comparative interim financial statements and notes as at and for the three months ended March 31, 2005, along with Management's Discussion and Analysis for the year ended December 31, 2004, and the audited consolidated financial statements and notes for the years ended December 31, 2004 and 2003. The following financial information has been prepared in accordance with Canadian generally accepted accounting principles.*

*This MD&A has been reviewed and approved by both the Audit Committee of the Board of Directors and by the Board of Directors. All amounts are stated in Canadian dollars unless otherwise specified.*

### Results from Operations

**AVERAGE THROUGHPUT BY PIPELINE SYSTEM**
(three months ended March 31, 2005 and March 31, 2004)
Thousands of barrels per day

| System | First Quarter 2005 (mbbls/day) | First Quarter 2004 (mbbls/day) |
|---|---|---|
| Alberta | 423.0 | 429.1 |
| AOSPL | 162.4 | 258.8 |
| BC* - Eastbound | 11.6 | 8.6 |
| - Westbound | 22.7 | 28.2 |
| **Total Pembina** | **608.1** | **716.1** |

* BC Westbound reflects volume transported on the Western system and is included in Pembina's total throughput. BC Eastbound represents the balance of BC production shipped east on the Alberta pipelines and is not included in Pembina's total throughput.

#### *Alberta Pipelines*

Revenue of $45.2 million was generated by the Alberta systems during the initial three months of the year, compared with $42.6 million recorded in the first quarter of 2004. During the first quarter of 2005, the Alberta systems transported an average of 423,000 barrels per day (bpd), compared to 429,100 bpd in the first quarter of 2004. The impact of new connections completed in late 2004 reduced the aggregate decline rate on the Alberta systems. Average daily throughput on the Peace and Pembina pipelines was restored during the quarter to levels achieved in 2002. These systems have benefited from significant industry activity spurred on by strength in commodity prices and new discoveries. Pembina is encouraged by the amount of new and secondary development in these mature service areas. With excess capacity available on both the Peace and Pembina systems, increased production associated with these new developments can be transported with minimal incremental capital. On the Pembina system, two new connections are under construction and are projected to be in service by mid-2005. Producer estimates of ultimate potential production from these new facilities ranges up to 35,000 bpd. A further connection on the Pembina system is in the preliminary stage, with projected start-up during the third quarter of 2005. Three new connections are under development on the Peace system. Construction of the new natural gas liquids (NGLs) pipeline interconnection between the Peace and Northern pipelines is underway and the capacity expansion of a truck unloading facility on the mainline is under construction. By moving 25,000 bpd of product off of the Peace system onto the Northern system, capacity to attract incremental receipts onto the Peace system of up to 25,000 bpd now exists to respond to industry demand. Alberta system tolls averaged $1.19 per barrel during the first quarter of 2005, compared to $1.09 per barrel a year earlier. Toll management, asset rationalization and cost control have been utilized consistently to maintain operating margins on Pembina's conventional pipeline systems.

### *BC Pipelines*

The BC pipelines generated $6.6 million in revenue during the first quarter of 2005, consistent with the contribution during the first quarter of 2004. The higher average toll of $1.28 per barrel during the quarter, up from $1.17 per barrel in the prior year, reflects higher operating and capital spending on the provincially regulated pipeline systems. The British Columbia gathering systems averaged 34,300 bpd during the quarter, compared to 36,800 bpd for the comparable quarter of 2004. Western system volumes averaged 22,700 bpd, down from 28,200 bpd a year earlier. A refinery turnaround during the months of January and February of this year caused a reduction in deliveries into Kamloops on the Western system. Pembina was able to accommodate the excess receipts that were unable to be delivered to Kamloops by transporting the balance of BC production east on the Peace system.

### *AOSPL*

AOSPL contributed revenue of $12.2 million for the quarter, down from $14.2 million for the first quarter of 2004, the decline resulting from the flow through nature of the lower operating costs in the first quarter of 2005. The long-term returns generated by this contract-based system are not throughput dependent. AOSPL system receipts for the quarter were 162,400 bpd, down from 258,800 bpd a year earlier. Unscheduled maintenance at the Syncrude project early in 2005 prompted Syncrude to move ahead their normally scheduled spring turnaround, which impacted AOSPL's volumes dramatically during the first quarter of 2005. Throughput rates are expected to normalize by mid-April 2005.

### *Ethylene Storage*

The storage facility continues to generate consistent revenue, totaling $5.2 million in the first quarter of 2005, compared to $5.4 million in the first quarter of 2004. Pembina's 50 percent non-operated interest in the Fort Saskatchewan Ethylene Storage Facility generates fixed contracted returns over the 20-year term of the storage agreement executed in June 2003. Along with very stable, long-term cash flow, this asset provides diversification of Pembina's business into the petrochemical sector without commodity price exposure.

## Expenses

On a per barrel of throughput basis excluding AOSPL and the ethylene storage facility, first quarter operating expense rose to 48 cents per barrel from 43 cents in 2004. Pembina's expanded programs of pipeline integrity and preventative maintenance, along with increased regulatory and compliance requirements drove costs higher on the conventional systems. In aggregate, operating expenses for the quarter were down from $26.5 million to $25.0 million for the first quarter of 2005 with higher spending on the Alberta and BC systems offset by reduced operating expenditures on AOSPL. General and administrative expenditures in the first quarter of 2005 were $4.1 million compared to $3.6 million a year earlier. The increase in G&A is attributable to general market forces in conjunction with expanded compliance activities. The future income tax reduction of $7.3 million in the quarter, down from $12.8 million recognized in the first quarter of 2004, is due to a one time reduction in provincial tax rates in 2004.

## Distributed Cash

| | 3 Months Ended March 31, 2005 | 3 Months Ended March 31, 2004 |
|---|---|---|
| Net earnings | $ 14,553 | $ 18,601 |
| Add (deduct): | | |
| Depreciation and amortization | 20,568 | 21,525 |
| Accretion on asset retirement obligations | 254 | 238 |
| Future income tax reduction | (7,344) | (12,800) |
| Maintenance capital expenditures | (418) | (84) |
| Increase in distribution reserve | (371) | (1,292) |
| Distributed cash [1] | $ 27,242 | $ 26,188 |
| Distributed cash per Trust Unit | $ 0.2625 | $ 0.2625 |
| Diluted distributed cash per Trust Unit | $ 0.2554 | $ 0.2543 |

[1] Refer to "Non-GAAP Measures" below.

A distribution reserve is maintained to ensure stability over economic and industry cycles and to absorb the impact of material one-time events. During the first quarter of 2005, an additional $0.4 million was added to the distribution reserve, resulting in a balance on reserve of $5.6 million at March 31, 2005.

## Cash Distributions

Cash distributions are paid by the Fund on a monthly basis to Unitholders of record the last calendar day of each month. Distributions are payable on the 15th day of the month following the record date. During the first quarter of 2005, the Fund declared distributions of $0.2625 per Trust Unit or $27.2 million in aggregate. Unless held in a tax-deferred account, a component of the Fund's cash distribution is taxable in the hands of the Unitholder, with the remaining portion a return of capital. Pembina estimates that 80 percent of the distributions declared in 2005 will be taxable and 20 percent a return of capital. For purposes of calculating the capital gains upon disposition of the Trust Units, for most Unitholders, the amount considered a return of capital will reduce the cost base of each Unit. Pembina reported its final tax figures for 2004 in mid-February 2005 as follows; 98.84 percent of the distributions declared during 2004 were taxable "other income" and 1.16 percent were a return of capital.

## Liquidity and Capital Resources

Pembina had $180 million of undrawn capacity of the total $260 million in established bank facilities at March 31, 2005, a $4.4 million increase from December 31, 2004. The bank facilities, consisting of a $230 million revolving credit facility and a $30 million operating line of credit, were converted to an unsecured status on April 21, 2004 and were subsequently renewed to July 25, 2005, at which time the facilities may be renewed by the lenders for a further 365 days. Should the lenders not extend these facilities, the amounts will be repayable over three years with 25 percent of the principal due in equal quarterly payments over three years, with the balance due at the end of the term. Other debt includes $100 million in Secured Senior Notes due 2017, $175 million in Unsecured Senior Notes due 2014 and $75 million of Floating Rate Senior Notes due 2009. Long-term debt of $430 million, along with $290 million market value of convertible debentures, resulted in a ratio of debt to total enterprise value of 34 percent at March 31, 2005, essentially unchanged from year end.

During the first quarter of 2005, net debt financing costs totaled $6.5 million, compared with $5.4 million for the first quarter of 2004. Pembina manages interest rate exposure on its floating rate debt utilizing interest rate swap instruments. At March 31, 2005, Pembina had interest rate swaps in place on a principal amount of $85 million at an average rate of 5.4% with an average term to maturity of 2.7 years. Pembina has fixed rates on approximately 85 percent of its long-term debt, minimizing exposure to rising interest rates. The mark-to-market value of these instruments represented an unrealized loss of $2.0 million at March 31, 2005.

Pembina's success is supported by favorable credit agency ratings. The Dominion Bond Rating Service Ltd. (DBRS) has assigned the Pembina Pipeline Income Fund a STA-2 (low) stability rating. DBRS's stability rating scale is from STA-1 to STA-7, with STA-1 representing the highest rating possible, STA-7 the lowest. DBRS's rating system measures the volatility and sustainability of distributions per Trust Unit. Pembina Pipeline Corporation, the Fund's primary operating subsidiary, is also rated by DBRS, which has assigned a senior secured debt rating of 'BBB High' and a 'BBB' senior unsecured debt rating. Pembina Pipeline Corporation is also rated by Standard & Poor's (S&P) as follows: 'BBB' long-term corporate credit, 'BBB plus' senior secured debt and 'BBB' senior unsecured debt. According to S&P's rating system, debt instruments rated BBB have adequate protection parameters. These rating systems recognize the Fund's stable profile of assets and financial results, as well as the sustainability of the per Trust Unit distributions.

During the first quarter of 2005, $7.7 million was expended on development initiatives, compared to capital spending of $25.2 million for the same period of the prior year. Higher expenditures in 2004 relate to the construction of the AOSPL expansion which was completed in mid-2004. Spending on new connections and upgrades on the Alberta systems rose to $6.5 million from $1.3 million a year earlier. Additionally, $1.0 million was expended on the BC pipelines and $0.2 million was attributable to AOSPL. A number of projects are under development on the Alberta systems in 2005, including; six new pipeline connections, an $18 million natural gas liquids pipeline interconnection and expansion of truck unloading capacity. Maintenance capital of $0.4 million was recorded during the quarter, consistent with the prior year. Development capital is financed utilizing existing credit facilities and Pembina's DRIP program, whereas maintenance capital is financed from the Fund's operating cash flow.

### Contractual Obligations

The Fund is committed to annual payments as follows:

| ($ thousands) | Payments Due By Period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less than 1 year** | **1 - 3 years** | **4 - 5 years** | **After 5 years** |
| Office and Vehicle Leases | $ 14,303 | $ 2,778 | $ 4,196 | $ 2,874 | $ 4,455 |
| Long Term Debt | 430,000 | 6,632 | 94,761 | 89,590 | 239,017 |
| Convertible Debentures | 246,077 | 10,049 | 28,664 | 207,364 | |
| Total Contractual Obligations | $ 690,380 | $ 19,459 | $ 127,621 | $ 299,828 | $ 243,472 |

### Trust Unit Information

The Premium Distribution, Distribution Reinvestment and Optional Cash Purchase Plan raised $5.0 million during the first quarter of 2005. The plan has consistently attracted strong Unitholder interest since its launch in early 2003 and has exceeded Pembina's target over the past several cycles. Pembina has targeted plan proceeds at $15 million for 2005, to be directed to debt repayment and to fund Pembina's capital program. The target may be adjusted dependent upon changes in Pembina's capital spending plans in 2005.

The Fund's Trust Units, together with each of the three series of convertible debentures, are traded on the Toronto Stock Exchange.

| | April 25, 2005 | March 31, 2005 | March 31, 2004 |
|---|---|---|---|
| Trust Units Outstanding | **104,264,693** | 104,127,174 | 100,114,519 |
| Average Daily Volume (Units per day) | **131,200**[1] | 190,400 | 191,900 |
| Unit Trading Price ($/Unit) [3] | **$ 13.82** | $ 13.18 | $ 13.25 |
| Principal Amount of Debentures Outstanding ($millions) | **$ 256.4**[2] | $ 256.7 | $ 269.6 |
| 8.25% Convertible Debentures Trading Price [3] | **$ 152.50** | $ 145.00 | $ 146.50 |
| 7.50% Convertible Debentures Trading Price [3] | **$ 129.61** | $ 124.00 | $ 125.38 |
| 7.35% Convertible Debentures Trading Price [3] | **$ 111.24** | $ 109.00 | $ 110.75 |
| Total Market Value of Securities Outstanding ($millions) [3] | **$ 1,735.0** | $ 1,660.0 | $ 1,635.0 |
| Pembina's convertible debentures are convertible to Trust Units at conversion prices of ($/Unit): | | | |
| 8.25% Convertible Debentures | | $ 9.00 | |
| 7.50% Convertible Debentures | | $ 10.50 | |
| 7.35% Convertible Debentures | | $ 12.50 | |

[1] Based on the 17 trading days from April 1 to 25, 2005, inclusive.
[2] Full conversion to Trust Units of the remaining principal amount of the three debenture issues as at April 25, 2005 would result in the issuance of 21.3 million Trust Units.
[3] Based on closing values as at April 25, 2005, March 31, 2005 and March 31, 2004.

## New Developments and Outlook

Consistent pipeline operations during the first quarter of 2005 resulted in a $0.4 million increase in the distribution reserve, resulting in a balance on reserve of $5.6 million at the end of the quarter. Based on Pembina's current outlook for 2005, management is optimistic that the reserve balance will rise over the course of the year to a level where reconsideration of the distribution rate may become appropriate.

The market outlook for Canada's oil and gas industry for the balance of 2005 remains bullish, supported by strong commodity pricing. The Pembina field has attracted significant industry and media attention recently, specifically development of the Nisku reef that was originally discovered in the 1970s. Exploitation of this reef formation has been revitalized with the use of new technologies such as 3D seismic that have enabled the discovery of expansive oil and natural gas pools in the area. Industry has earmarked significant capital to the development of this area and to the initiation of other projects involving secondary recovery methods that may further enhance the ultimate production achievable from existing reservoirs in the area.

Incremental production derived from new discoveries in Pembina's direct service areas has boosted receipts on the conventional pipelines. Pembina's transportation infrastructure can accommodate expanding pipeline throughput with minimal lead time and required capital, providing a cost effective transportation solution to our customers. In addition to the six new pipeline connections currently under construction on the Alberta systems, Pembina anticipates further opportunities for throughput and revenue enhancement on its conventional pipelines.

The oil sands region of northeastern Alberta continues to attract strong industry interest, with billions of dollars in project expansions and new initiatives publicly announced. Pembina considers further investment in oil sands related transportation infrastructure as strategically important to the Fund. The long-life asset base and stable fully-contracted returns that characterize such investments make them an ideal fit for the Fund. Pembina is focused on further capacity expansion of its AOSPL pipeline, as well as investment in new oil sands infrastructure, to participate in this development.

**Risk Factors**

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of the Fund. Such risk factors are presented in Management's Discussion and Analysis for the year ended December 31, 2004, and in the Fund's Annual Information Form for the year ended December 31, 2004. See "Additional Information" below.

## Selected Quarterly Information

| (unaudited) | 2005 | 2004 | | | | 2003 | | |
|---|---|---|---|---|---|---|---|---|
| ($ thousands, except where noted) | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 |
| Revenue | 69,103 | 71,840 | 70,142 | 67,283 | 69,026 | 66,266 | 61,562 | 57,030 |
| Operating expense | 24,973 | 25,279 | 25,481 | 27,727 | 26,541 | 25,317 | 23,065 | 23,458 |
| EBITDA [1] | 39,738 | 42,490 | 40,694 | 36,386 | 38,432 | 37,534 | 35,496 | 29,776 |
| Net earnings | 14,553 | 15,374 | 15,112 | 11,336 | 18,601 | 12,079 | 11,257 | 12,940 |
| Net earnings per Trust Unit ($/Unit): | | | | | | | | |
| Basic and diluted | 0.14 | 0.15 | 0.15 | 0.11 | 0.19 | 0.12 | 0.12 | 0.14 |
| Distributed cash [1] | 27,242 | 26,939 | 26,645 | 26,420 | 26,188 | 25,833 | 25,465 | 25,044 |
| Distributed cash per Trust Unit ($/Unit): | | | | | | | | |
| Basic | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 |
| Diluted | 0.2554 | 0.2550 | 0.2533 | 0.2543 | 0.2543 | 0.2541 | 0.2542 | 0.2582 |
| Trust Units outstanding (thousands): | | | | | | | | |
| Weighted average (basic) | 103,776 | 102,622 | 101,502 | 100,647 | 99,764 | 98,409 | 97,004 | 95,420 |
| Weighted average (diluted) | 125,376 | 125,236 | 124,360 | 123,541 | 122,688 | 121,889 | 121,007 | 104,366 |
| End of period | 104,127 | 102,933 | 101,874 | 100,902 | 100,115 | 98,766 | 97,502 | 96,095 |

[1] Refer to "Non-GAAP Measures" below.

Pembina typically experiences limited variability in quarterly results, due to the stable nature of its operations. However, as a result of growth in Pembina's underlying asset base, revenue, expense and cash flow increased over the eight quarters noted above. The exception to this growth trend occurred in the second quarter of 2004 when an operational incident impaired these metrics and in the fourth quarter of 2004 which included an additional $1.2 million in revenues earned at the completion of the Miscible Flood contract year. Revenues in the first quarter of 2005 were also impacted by a lower number of days in the quarter.

## Additional Information

Additional information relating to the Pembina Pipeline Income Fund, including the Fund's Annual Information Form and financial statements, can be found on the Fund's profile on the SEDAR website at www.sedar.com.

## Non-GAAP Measures

*Throughout this MD&A the Fund and Pembina use the term "distributed cash" to refer to the amount of cash that has been or is to be available for distribution to the Fund's Unitholders. "Distributed cash" is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and is calculated pursuant to the terms of the Fund's Declaration of Trust. Therefore, distributed cash of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that distributed cash should not be construed as an alternative to net earnings, cash from operating activities or other measures of financial performance calculated in accordance with GAAP as an indicator of the Fund's performance.*

*Further, the use of the terms EBITDA (earnings before interest, taxes, depreciation and amortization) and operating income are not recognized under Canadian GAAP. Management believes that in addition to earnings, operating income and EBITDA are useful measures. They provide an indication of the results generated by the Fund's business activities prior to consideration of how activities were financed or how the results are taxed. Investors should be cautioned, however, that operating income and EBITDA should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance determined in accordance with GAAP as an indicator of the Fund's performance.*

## Forward-Looking Information

*The information contained in this Management's Discussion and Analysis contains certain forward-looking statements that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets" and similar expressions. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, fluctuations in operating results and certain other risks detailed from time to time in the Fund's public disclosure documents. Undue reliance should not be placed on these forward-looking statements as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Such forward-looking statements are expressly qualified by the above statements.*

# consolidated balance sheets

(In thousands of dollars)

| | **March 31 2005 (Unaudited)** | December 31 2004 (Audited) |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash | **$ 1,184** | $ |
| Accounts receivable | **26,895** | 26,432 |
| | **28,079** | 26,432 |
| Property, plant and equipment | **1,152,103** | 1,160,613 |
| Goodwill and other | **360,789** | 361,855 |
| | **$ 1,540,971** | $ 1,548,900 |
| **Liabilities and Unitholders' Equity** | | |
| Current liabilities: | | |
| Bank indebtedness | **$** | $ 2,971 |
| Accounts payable and accrued liabilities | **20,368** | 11,668 |
| Distributions payable to Unitholders | **9,111** | 9,007 |
| Current portion of long-term debt | **6,632** | 3,522 |
| Current portion of convertible debentures | **10,049** | |
| | **46,160** | 27,168 |
| Long-term debt | **423,368** | 430,866 |
| Convertible debentures | **236,028** | 251,663 |
| Accrued benefit liability | **812** | 1,124 |
| Asset retirement obligations | **18,955** | 15,729 |
| Future income taxes | **159,956** | 167,300 |
| | **885,279** | 893,850 |
| Unitholders' equity: | | |
| Trust Units (note 3) | **955,233** | 941,902 |
| Earnings to date | **302,288** | 287,735 |
| Distributions to date | **(601,829)** | (574,587) |
| | **655,692** | 655,050 |
| Contingencies (note 4) | | |
| | **$ 1,540,971** | $ 1,548,900 |

*See accompanying notes to the consolidated financial statements*

# consolidated statements of earnings

(Unaudited)

(In thousands of dollars, except per Trust Unit amounts)

| | 3 Months Ended March 31, 2005 | 3 Months Ended March 31, 2004 |
|---|---|---|
| Revenue | $ 69,103 | $ 69,026 |
| Expenses: | | |
| Operations | 24,973 | 26,541 |
| General and administrative | 4,116 | 3,624 |
| Management fee | 265 | 252 |
| Depreciation and amortization | 20,568 | 21,525 |
| Accretion on asset retirement obligations | 254 | 238 |
| Other | 11 | 177 |
| | 50,187 | 52,357 |
| Earnings before interest and taxes | 18,916 | 16,669 |
| Interest on long-term debt | 6,531 | 5,367 |
| Interest on convertible debentures | 4,776 | 4,991 |
| Earnings before taxes | 7,609 | 6,311 |
| Capital and income taxes | (400) | (510) |
| Future income tax reduction | 7,344 | 12,800 |
| Net earnings | 14,553 | 18,601 |
| Earnings to date, beginning of period | 287,735 | 227,312 |
| Earnings to date, end of period | $ 302,288 | $ 245,913 |
| Earnings per Trust Unit | | |
| Basic and diluted | $ 0.14 | $ 0.19 |

*See accompanying notes to the consolidated financial statements*

## consolidated statement of cash flows

(Unaudited)

(In thousands of dollars)

| | 3 Months Ended March 31, 2005 | 3 Months Ended March 31, 2004 |
|---|---|---|
| Cash provided by (used in): | | |
| Operations: | | |
| Net earnings | $ 14,553 | $ 18,601 |
| Items not involving cash: | | |
| Depreciation and amortization | 20,568 | 21,525 |
| Accretion on asset retirement obligations | 254 | 238 |
| Future income tax reduction | (7,344) | (12,800) |
| Employee future benefits expense | 855 | 750 |
| Other | 90 | 101 |
| Cash flow from operations | 28,976 | 28,415 |
| Change in non-cash working capital | 8,237 | 5,634 |
| Employee future benefits contributions | (1,167) | |
| | 36,046 | 34,049 |
| Financing: | | |
| Bank borrowings | (4,388) | 18,999 |
| Issue of Trust Units | 7,745 | 8,813 |
| Distributions to Unitholders – current year | (18,131) | (17,428) |
| Distributions to Unitholders – prior year | (9,007) | (8,642) |
| | (23,781) | 1,742 |
| Investments: | | |
| AOSPL Expansion | (188) | (20,579) |
| Capital expenditures | (7,922) | (4,670) |
| Change in non-cash working capital | | (10,850) |
| | (8,110) | (36,099) |
| Change in cash | 4,155 | (308) |
| (Bank indebtedness) cash, beginning of period | (2,971) | 3,266 |
| Cash, end of period | $ 1,184 | $ 2,958 |
| Other cash disclosures: | | |
| Interest paid | $ (3,590) | $ (5,044) |
| Taxes paid | $ (444) | $ (495) |

*See accompanying notes to the consolidated financial statements*

Notes to the consolidated financial statements:
(Tabular amounts in thousands of dollars, except per Trust Unit amounts)

1. **Significant accounting policies:**

The interim consolidated financial statements of Pembina Pipeline Income Fund ("the Fund") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The disclosure provided below is incremental to that included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Fund's annual report for the year ended December 31, 2004.

2. **Business segments:**

The Fund conducts its operations through two operating segments: Pipeline Operations and Ethylene Storage Operations.

Pipeline Operations consist of the operations of pipelines and related facilities to deliver crude oil, condensates and natural gas liquids in Alberta and British Columbia.

Ethylene Storage Operations consist of the Fund's direct and indirect interest in the Fort Saskatchewan Ethylene Storage Partnership (the "Partnership"). The Partnership owns and operates an underground ethylene storage facility and related lands and equipment.

The financial results of the business segments are as follows:

| Three months ended March 31 | **Pipeline Operations** | **Ethylene Storage Operations** | **2005 Total** | Pipeline Operations | Ethylene Storage Operations | 2004 Total |
|---|---|---|---|---|---|---|
| Revenue | **$ 63,913** | **$ 5,190** | **$ 69,103** | $ 63,660 | $ 5,366 | $ 69,026 |
| Expenses | | | | | | |
| Operations | **24,115** | **858** | **24,973** | 25,499 | 1,042 | 26,541 |
| General and administrative | **4,116** | | **4,116** | 3,624 | | 3,624 |
| Management fee | **265** | | **265** | 252 | | 252 |
| Depreciation and amortization | **19,185** | **1,383** | **20,568** | 20,070 | 1,455 | 21,525 |
| Accretion on asset retirement obligations | **254** | | **254** | 238 | | 238 |
| Other | **11** | | **11** | 177 | | 177 |
| | **47,946** | **2,241** | **50,187** | 49,860 | 2,497 | 52,357 |
| Earnings before interest and taxes | **$ 15,967** | **$ 2,949** | **$ 18,916** | $ 13,800 | $ 2,869 | $ 16,669 |

3. **Trust Units:**

The Fund is authorized to create and issue an unlimited number of Trust Units.

| | **Trust Units** | **Amount** |
|---|---|---|
| Balance, January 1, 2004 | 98,766,465 | $ 896,132 |
| Exercise of Trust Unit options | 309,020 | 3,030 |
| Debenture conversions | 1,316,091 | 12,990 |
| Distribution Reinvestment Plan | 2,541,645 | 29,750 |
| Balance, December 31, 2004 | 102,933,221 | 941,902 |
| Exercise of Trust Unit options | 269,031 | 2,745 |
| Debenture conversions | 539,156 | 5,586 |
| Distribution Reinvestment Plan | 385,766 | 5,000 |
| Balance, March 31, 2005 | 104,127,174 | $ 955,233 |

The net earnings per Trust Unit are based on earnings available to Unitholders and the weighted average Trust Units outstanding for the period. The earnings available to Unitholders for the first quarter was $14.6 million (2004 - $18.6 million). The weighted average Trust Units outstanding for the first quarter were 103,776,306 Units (2004 - 99,764,000).

The diluted earnings per Trust Unit are based on net earnings and the weighted average Trust Units outstanding adjusted for the dilutive effect of convertible debentures and employee Trust Unit options. The net earnings for the first quarter was $19.3 million (2004 - $23.6 million). In computing diluted earnings per Trust Unit, 21,600,000 Trust Units (2004 - 22,924,000) were added to the weighted average Trust Units outstanding for the first quarter for the dilutive effect of convertible debentures and employee Trust Unit options. Diluted earnings per Trust Unit are not disclosed as the amounts are anti-dilutive. At March 31, 2005, 868,936 options (March 31, 2004 - 1,292,511) were outstanding and exercisable at a weighted average price of $9.76 (March 31, 2004 - $9.89).

**4. *Contingencies:***

The Fund is involved in a dispute with the shippers on the AOSPL pipeline with respect to the interpretation of a transportation agreement and the inclusion of income tax in its tolls. These shippers have challenged amounts totaling approximately $12.0 million charged by the Fund's subsidiary going back to the year ended 2002. The parties involved have agreed to enter into arbitration in regards to this issue. Management's opinion is that income taxes are appropriately included in the tolls and, accordingly, no recognition of a liability or loss has been made at this time.

**Exchange Listing and Trading Symbols:**

The Toronto Stock Exchange
Trust Units Symbol: **PIF.UN**
8.25% Convertible Debentures Symbol: **PIF.DB**
7.50% Convertible Debentures Symbol: **PIF.DB.A**
7.35% Convertible Debentures Symbol: **PIF.DB.B**

**Trustee, Registrar and Transfer Agent:**

Computershare Trust Company of Canada
Shareholder Communications:
1-888-267-6555

**Corporate Office:**

700 – 9th Avenue S.W.
P.O. Box 1948
Calgary, Alberta T2P 2M7
Telephone: (403) 231-7500
Fax: (403) 237-0254

**Investor Information:**

e-mail: investor-relations@pembina.com

Telephone: (403) 231-7500
1-888-428-3222

Fax: (403) 691-7356

Website: www.pembina.com

**Quarterly Results Webcast:**

A live internet broadcast of Pembina's first Quarter 2005 Results conference call is scheduled for April 28, 2005 at 8:00 a.m. Calgary (10:00 a.m. Eastern, 7:00 a.m. Pacific). Those wishing to access the webcast are invited to visit Pembina's website located at www.pembina.com, or the host site at www.newswire.ca/webcast. An archive of the call will be available on-line for 90 days following the broadcast date

**Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan:**

Pembina offers a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan to eligible Unitholders of the Pembina Pipeline Income Fund.

The Plan allows participants an opportunity to:

- reinvest distributions into Trust Units at a 5 percent discount to a weighted average market price, under the distribution reinvestment component of the Plan; or,
- realize 2 percent more cash on their distributions, under the premium distribution component of the Plan;
- eligible Unitholders may also make optional Trust Unit purchases at the weighted average market price.

A brochure, detailing administration of the Plan and eligibility and enrolment information, is available on-line on Pembina's web site located at www.pembina.com, or call 1-888-428-3222 to receive a copy by mail. Unitholders wishing to enroll in the Plan are asked to contact their broker, investment dealer, financial institution or other nominee through which the Trust Units are held.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, such as loss of market, regulatory matters, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources.

PEMBINA

RECEIVED
2006 JUN 29 P 4:
OFFICE OF INTERNATIO
CORPORATE FINANC

# PEMBINA PIPELINE INCOME FUND

## Annual General and Special Meeting of Unitholders

## April 28, 2005

## REPORT OF VOTING RESULTS

*National Instrument 51-102 – Continuous Disclosure Obligations*
*Section 11.3*

## Matters Voted Upon

| General Business | Outcome of Vote |
|---|---|
| 1. The nomination of the following individuals as directors of EnerMark Inc. for the following year:<br>(a) David A. Bissett<br>(b) Lorne B. Gordon<br>(c) Myron F. Kanik<br>(d) David N. Kitchen<br>(e) Donald L. Krogseth<br>(f) Robert B. Michaleski<br>(g) Robert F. Taylor | Approved<br><br>For: 33,931,099<br>Withheld: 659,342 |
| 2. The appointment of KPMG LLP, Chartered Accountants, as the auditors of Pembina Pipeline Income Fund and Pembina Pipeline Corporation ("PPC"), to hold office until the next annual meeting of Unitholders, and to authorize the directors of PPC to fix their remuneration in accordance with the recommendation of PPC's Audit Committee. | Approved<br><br>For: 34,544,468<br>Withheld: 46,373 |
| 3. The approval of the continuation and the amendment and restatement of Pembina Pipeline Income Fund's unitholder rights plan | Approved<br><br>For: 31,477,069<br>Against: 2,433,877 |

# AMENDED AND RESTATED UNITHOLDER RIGHTS PLAN AGREEMENT

BETWEEN

**PEMBINA PIPELINE INCOME FUND**

and

**COMPUTERSHARE TRUST COMPANY OF CANADA**
as Rights Agent

Dated as of April 28, 2005

(amending and restating the Unitholder Rights Plan Agreement dated March 4, 1999, as amended April 30, 1999 and as amended and restated May 2, 2002)

## TABLE OF CONTENTS

**TABLE OF CONTENTS**

**(continued)**

**Page**

## AMENDED AND RESTATED
## UNITHOLDER RIGHTS PLAN AGREEMENT

THIS AMENDED AND RESTATED UNITHOLDER RIGHTS PLAN AGREEMENT made as of the 28th day of April 2005 (amending and restating the Unitholder Rights Plan Agreement dated March 4, 1999, as amended April 30, 1999 and as amended and restated May 2, 2002).

BETWEEN:

**PEMBINA PIPELINE INCOME FUND**, a trust created under the laws of Alberta (hereinafter referred to as the "**Fund**")

OF THE FIRST PART

- and -

**COMPUTERSHARE TRUST COMPANY OF CANADA**, a trust company incorporated under the laws of Canada (hereinafter referred to as the "**Rights Agent**")

OF THE SECOND PART

WHEREAS the Fund and the Rights Agent entered into an agreement dated March 4, 1999 (and subsequently amended April 30, 1999 and amended and restated May 2, 2002) respecting a unitholder rights plan (the "**Original Plan**") that would be effective at the latest until the close of business on the date on which the 2005 annual meeting of the unitholders of the Fund terminates unless a resolution ratifying the continued existence of the Original Plan was approved by the Independent Unitholders (as defined in the Original Plan);

AND WHEREAS the Board of Directors (the "**Board**") of Pembina Pipeline Corporation (the "**Corporation**") has determined that it is advisable to continue the rights plan by adopting an amended and restated unitholder rights plan to take effect immediately upon receipt of approval of the Independent Unitholders, to conform to current practices and to effect the continued distribution of rights under the Original Plan as further amended and restated herein (the "**Rights Plan**") to ensure, to the extent possible, that all unitholders of the Fund are treated fairly in connection with any take-over offer or bid for the trust units of the Fund, and to ensure that the Board is provided with a sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize unitholder value;

AND WHEREAS, in order to continue implementation of the Rights Plan, the Board has:

(a) confirmed the distribution of one right (a "**Right**") in respect of each Trust Unit (as hereinafter defined) outstanding at the close of business on March 4, 1999 (the "**Record Time**"), such distribution having been made to unitholders of record at the Record Time; and

(b) confirmed the authorization of the issuance of one Right in respect of each Trust Unit issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

AND WHEREAS each Right entitles the holder thereof after the Separation Time to purchase securities of the Fund pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Fund desires to confirm its appointment of Computershare Trust Company of Canada, as successor to Montreal Trust Company of Canada, as Rights Agent to act on behalf of the Fund, and the Rights Agent is willing to continue to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

NOW THEREFORE in consideration of the premises and the respective agreements set forth herein, the parties hereby agree as follows:

## ARTICLE 1
## DEFINITIONS

### 1.1 Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a) "**Acquiring Person**" shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Trust Units of the Fund; provided, however, that the term "**Acquiring Person**" shall not include:

(i) the Fund or any Subsidiary of the Fund;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Trust Units of the Fund as a result of any one or a combination of:

(A) an acquisition or redemption by the Fund of Trust Units of the Fund which, by reducing the number of Trust Units outstanding, increases the proportionate number of Trust Units Beneficially Owned by such Person to 20% or more of the Trust Units of the Fund then outstanding;

(B) Trust Unit acquisitions made pursuant to a Permitted Bid ("**Permitted Bid Acquisitions** ");

(C) acquisitions of Trust Units (1) in respect of which the Board has waived the application of Section 3.1 pursuant to subsections 5.1(b), 5.1(c) or 5.1(d); or (2) which were made on or prior to the Effective Date; or (3) which were made pursuant to a distribution reinvestment plan of the Fund; or (4) pursuant to the receipt or exercise of rights issued by the Fund to all the holders of the Trust Units to subscribe for or purchase Trust Units or Convertible Securities, provided that such rights are acquired directly from the Fund and not from any other person and provided that the Person does not thereby acquire a greater percentage of Trust Units or Convertible Securities so offered than the Person's percentage of Trust Units or Convertible Securities beneficially owned immediately prior to such acquisition; or (5) pursuant to a distribution by the Fund of Trust Units or Convertible Securities made pursuant to a prospectus, provided that the Person does not thereby acquire a greater percentage of Trust Units or Convertible Securities so offered than the

Person's percentage of Trust Units or Convertible Securities beneficially owned immediately prior to such acquisition; or (6) pursuant to a distribution by the Fund of Trust Units or Convertible Securities by way of a private placement by the Fund or a securities exchange take-over bid circular or upon the exercise by an individual employee of trust unit options or rights granted under a trust unit option or rights incentive plan of the Fund or rights to purchase securities granted under a trust unit purchase plan of the Fund, provided that (i) all necessary stock exchange approvals for such private placement, take-over bid, trust unit option or rights incentive plan or trust unit purchase plan have been obtained and such private placement, take-over bid, trust unit option or rights incentive plan or trust unit purchase plan complies with the terms and conditions of such approvals and (ii) such Person does not become the Beneficial Owner of more than 25% of the Trust Units outstanding immediately prior to the distribution, and in making this determination the Trust Units to be issued to such Person in the distribution shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Trust Units immediately prior to the distribution; or (7) pursuant to an amalgamation, merger, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) requiring approval by the Fund's unitholders ("**Exempt Acquisitions** ");

(D) the acquisition of Trust Units upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition (as defined below) ("**Convertible Security Acquisitions** "); or

(E) acquisitions as a result of a distribution of Trust Units or a Trust Unit split or other event pursuant to which such Person receives or acquires Trust Units or Convertible Securities on the same pro rata basis as all other holders of Trust Units of the same class ("**Pro Rata Acquisitions** ");

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Trust Units of the Fund then outstanding by reason of any one or a combination of (i) Trust Unit acquisitions or redemptions by the Fund or (ii) Permitted Bid Acquisitions or (iii) Exempt Acquisitions or (iv) Convertible Security Acquisitions or (v) Pro Rata Acquisitions and, after such Trust Unit acquisitions or redemptions by the Fund, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions, such Person subsequently becomes the Beneficial Owner of more than an additional 1.00% of the number of Trust Units of the Fund outstanding other than pursuant to any one or a combination of Trust Unit acquisitions or redemptions of Trust Units by the Fund, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions, then as of the date of any such acquisition such Person shall become an "Acquiring Person";

(iii) a Grandfathered Person provided, however, that if such Person shall thereafter become the Beneficial Owner of more than an additional 1.00% of the number of Trust Units of the Fund outstanding other than pursuant to trust unit acquisitions

or redemptions of Trust Units by the Fund, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions, then as of the date of any such acquisition such Person shall become an "Acquiring Person";

(iv) for a period of 10 days after the Disqualification Date, any Person who becomes the Beneficial Owner of 20% or more of the outstanding Trust Units as a result of such Person becoming disqualified from relying on clause 1.1(e)(B) solely because such Person makes or announces an intention to make a Take-over Bid, either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person. For the purposes of this definition, "**Disqualification Date**" means the first date of public announcement that any Person is making or intends to make a Take-over Bid either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person; or

(v) an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Trust Units in connection with a distribution of securities by way of prospectus or private placement.

(b) "**Affiliate**", used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.

(c) "**Amendment Date**" means April 28, 2005.

(d) "**Associate**" of a specified individual shall mean any individual to whom such specified individual is married or with whom such specified individual is living in a conjugal relationship, outside marriage, or any relative of such specified individual or said spouse who has the same home as such specified individual.

(e) A Person shall be deemed the "**Beneficial Owner**", and to have "**Beneficial Ownership**", of, and to "**Beneficially Own**":

(i) any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to acquire (A) upon the exercise of any Convertible Securities, or (B) pursuant to any agreement, arrangement or understanding, in either case where such right is exercisable within a period of 60 days and whether or not on condition or the happening of any contingency (other than (1) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution to the public or pursuant to a private placement of securities, or (2) pursuant to a pledge of securities in the ordinary course of business); and

(iii) any securities which are Beneficially Owned within the meaning of clauses 1.1(e)(i) or (ii) above by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "Beneficial Owner", or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(A) where (1) the holder of such security has agreed to deposit or tender such security pursuant to a Permitted Lock-up Agreement to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(e)(iii), or (2) such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(e)(iii), in each case until the earliest time at which any such tendered security is accepted unconditionally for payment or exchange or is taken up and paid for;

(B) where such Person, any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(e)(iii), holds such security provided that (1) the ordinary business of any such Person (the "**Investment Manager**") includes the management of investment funds for others and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person, including the acquisition or holding of securities for non-discretionary accounts held on behalf of a client by a broker or dealer registered under applicable securities laws, or (2) such Person (the "**Trust Company**") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons or in relation to other accounts and holds such security in the ordinary course of such duties for the estates of deceased or incompetent Persons or for such other accounts, or (3) such Person (the "**Plan Trustee**") is the administrator or trustee of one or more pension funds or plans (each a "**Plan**") registered under applicable laws and holds such security for the purposes of its activity as such, or (4) such Person is a Plan or is a Person established by statute (the "**Statutory Body**") for purposes that include, and the ordinary business or activity of such Person includes the management of investment funds for employee benefit plans, pension plans, insurance plans (other than plans administered by insurance companies) or various public bodies or (5) such Person is a Crown agent or agency, or (6) such Person (the "**Manager**") is the manager or trustee of a mutual fund (a "**Mutual Fund**") that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or other laws of the United States of America or such Person is a Mutual Fund; provided in any of the above cases, that the Investment Manager, the Trust Company, the Plan Trustee, the Plan, the Statutory Body, the Crown agent or agency, the Manager or the Mutual Fund, as the case may be, is not then making a Take-over Bid or has not announced a current intention to make a Take-over Bid, other than an Offer to Acquire Trust Units or other securities pursuant to a distribution by the Fund or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange, securities quotation system or organized

over-the-counter market, alone, through its Affiliates or Associates or by acting jointly or in concert with any other Person; or

(C) because such Person is a client of or has an account with the same Investment Manager as another Person on whose account the Investment Manager holds such security, or where such Person is a client of or has an account with the same Trust Company as another Person on whose account the Trust Company holds such security, or where such Person is a Plan and has a Plan Trustee who is also a Plan Trustee for another Plan on whose account the Plan Trustee holds such security; or

(D) where such Person is (i) a client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (ii) an account of a Trust Company and such security is owned at law or in equity by the Trust Company, or (iii) a Plan and such security is owned at law or in equity by the Plan Trustee; or

(E) where such Person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depositary.

For purposes of this Agreement, the percentage of Trust Units Beneficially Owned by any Person, shall be and be deemed to be the product determined by the formula:

100 x A/B

Where:

A = the number of votes for the nomination of all directors of the Corporation to be nominated by the unitholders generally attaching to the Trust Units Beneficially Owned by such Person; and

B = the number of votes for the nomination of all directors of the Corporation to be nominated by the unitholders generally attaching to all outstanding Trust Units.

For the purposes of the foregoing formula, where any Person is deemed to Beneficially Own unissued Trust Units which may be acquired pursuant to Convertible Securities, such Trust Units shall be deemed to be outstanding for the purpose of calculating the percentage of Trust Units Beneficially Owned by such Person in both the numerator and the denominator, but no other unissued Trust Units which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding.

(f) "**Business Day**" shall mean any day other than a Saturday, Sunday or a day that is treated as a holiday at the Fund's principal executive offices in Calgary, Alberta, Canada.

(g) "**Canadian-U.S. Exchange Rate**" shall mean on any date the inverse of the U.S. Canadian Exchange Rate.

(h) **"Canadian Dollar Equivalent"** of any amount which is expressed in United States dollars shall mean on any day the Canadian dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

(i) **"close of business"** on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Trust Units in the City of Calgary, Alberta (or, after the Separation Time, the offices of the Rights Agent in the City of Calgary, Alberta) becomes closed to the public.

(j) **"Competing Permitted Bid"** means a Take-over Bid that:

(i) is made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid;

(ii) satisfies all components of the definition of a Permitted Bid other than the requirements set out in clause (ii) of that definition; and

(iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Trust Units will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the later of (1) the earliest date on which Trust Units may be taken up or paid for under any Permitted Bid or Competing Permitted Bid that is then in existence and (2) 35 days after the date of the Take-over Bid constituting the Competing Permitted Bid.

(k) **"Convertible Securities"** means, at any time, any securities issued by the Fund from time to time (other than the Rights) carrying any exercise, conversion or exchange right pursuant to which the holder thereof may acquire Trust Units or other securities which are convertible into or exercisable or exchangeable for Trust Units.

(l) **"Convertible Security Acquisitions"** has the meaning set forth in the definition of "Acquiring Person" herein.

(m) **"Co-Rights Agent"** shall have the meaning set forth in subsection 4.1(a) hereof.

(n) **"Declaration of Trust"** means the declaration of trust dated September 4, 1997, as amended April 30, 1998, as further amended and restated April 30, 1999 and as further amended April 28, 2000, as may be amended, supplemented or restated from time to time, pursuant to which the Fund was created.

(o) **"Effective Date"** shall mean the close of business on March 4, 1999.

(p) **"Exempt Acquisition"** has the meaning set forth in the definition of "Acquiring Person" herein.

(q) **"Exercise Price"** shall mean, as of any date after the Amendment Date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right in accordance with the terms hereof and, subject to adjustment thereof in accordance with the terms hereof, the Exercise Price shall equal Cdn. $50.

(r) "**Expansion Factor**" shall have the meaning set forth in subsection 2.3(a)(x) hereof;

(s) "**Expiration Time**" shall mean the earlier of:

(i) the Termination Time; and

(ii) the termination of the annual meeting of the unitholders of the Fund in the year 2008;

provided, however, that if the resolution referred to in Section 5.19 is approved by Independent Unitholders in accordance with Section 5.19 at or prior to such annual meeting, "**Expiration Time**" means the earlier of (i) the Termination Time and (ii) the termination of the annual meeting of the unitholders of the Fund in the year 2011.

(t) "**Fiduciary**" shall mean a trust company registered under the trust company legislation of Canada or any province thereof, a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the *United States Investment Advisers Act* of 1940 or any other securities legislation of the United States or any state of the United States.

(u) A "**Flip-in Event**" shall mean a transaction occurring subsequent to the date of this Agreement as a result of which any Person shall become an Acquiring Person provided, however, that a Flip-in Event, shall be deemed to occur at the close of business on the tenth day (or such later day as the Board may determine) after the Trust Unit Acquisition Date.

(v) "**Grandfathered Person**" means any Person who was the Beneficial Owner of 20% or more of the outstanding Trust Units of the Fund at the Record Time.

(w) "**Independent Unitholders**" shall mean holders of Trust Units of the Fund excluding (i) any Acquiring Person; or (ii) any Person (other than a Person referred to in clause 1.1(e)(B)) that is making or has announced a current intention to make a Take-over Bid for Trust Units of the Fund (including a Permitted Bid or a Competing Permitted Bid) but excluding any such Person if the Take-over Bid so announced or made by such Person has been withdrawn, terminated or, expired; or (iii) any Affiliate or Associate of such Acquiring Person or a Person referred to in clause (ii); or (iv) any Person acting jointly or in concert with such Acquiring Person or a Person referred to in clause (ii); or (v) a Person who is a trustee of any employee benefit plan, Trust Unit purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Fund or a Subsidiary of the Fund, unless the beneficiaries of the plan or trust direct the manner in which the Trust Units are to be voted or direct whether the Trust Units are to be tendered to a Take-over Bid.

(x) "**Market Price**" per security of any securities on any date of determination shall mean the average of the daily Closing Price Per Security of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the price used to determine the Closing Price Per Security on any Trading Day not to be fully comparable with the price used to determine the Closing Price Per Security on such date

of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price per security used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The "**Closing Price Per Security**" of any securities on any date shall be:

(i) the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by the principal Canadian stock exchange on which such securities are listed or admitted to trading, or if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by such other securities exchange on which such securities are listed or admitted for trading;

(ii) if, for any reason, none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or other securities exchange, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for such securities in the over-the-counter market, as quoted by any reporting system then in use (as selected by the Board); or

(iii) if the securities are not listed or admitted to trading as contemplated in clause 1.1(x)(i) or (ii), the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities provided, however, that if on any such date the Closing Price Per Security cannot be determined in accordance with the foregoing, the Closing Price Per Security of such securities on such date shall mean the fair value per security of such securities on such date as determined in good faith by an internationally recognized investment dealer or investment banker with respect to the fair value per security of such securities.

The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof.

(y) "***1933 Securities Act***" shall mean the *Securities Act of 1933* of the United States, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto.

(z) "***1934 Exchange Act***" shall mean the *Securities Exchange Act* of 1934 of the United States, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto.

(aa) "**Offer to Acquire** " shall include:

(i) an offer to purchase, or a solicitation of an offer to sell, Trust Units; and

(ii) an acceptance of an offer to sell Trust Units, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an offer to acquire to the Person that made the offer to sell.

(bb) "**Offeror's Securities**" means Trust Units Beneficially Owned on the date of an Offer to Acquire by any Person who is making a Take-over Bid and "**Offeror**" means a Person who has announced a current intention to make or is making a Take-over Bid.

(cc) "**Permitted Bid**" means a Take-over Bid made by a Person by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of record of Trust Units, other than the Offeror;

(ii) the Take-over Bid shall contain, and the provisions for the take-up and payment for Trust Units tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no Trust Units shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 45 days following the date of the Take-over Bid;

(iii) the Take-over Bid shall contain irrevocable and unqualified provisions that, unless the Take-over Bid is withdrawn, Trust Units may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Trust Units and that all Trust Units deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

(iv) the Take-over Bid shall contain an irrevocable and unqualified condition that more than 50% of the outstanding Trust Units held by Independent Unitholders, determined as at the date of first take-up or payment for Trust Units under the Take-over Bid, must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Trust Units; and

(v) the Take-over Bid shall contain an irrevocable and unqualified provision that in the event that more than 50% of the then outstanding Trust Units held by Independent Unitholders shall have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Trust Units under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Trust Units for not less than 10 Business Days from the date of such public announcement;

provided that if a Take-over Bid constitutes a Competing Permitted Bid, the term "Permitted Bid" shall also mean the Competing Permitted Bid.

(dd) "**Permitted Bid Acquisitions**" has the meaning set forth in the definition of "Acquiring Person" herein.

(ee) "**Permitted Lock-up Agreement**" means an agreement (the "**Lock-up Agreement**") between a Person and one or more holders of Trust Units (each such holder herein

referred to as a "**Locked-up Person**") (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Fund) not later than the date of the Lock-up Bid (as defined below) or, if the Lock-up Bid has been made prior to the date of the Lock-up Agreement, not later than the first Business Day following the date of the Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender the Trust Units held by such holder to a Take-over Bid (the "**Lock-up Bid**") made by the Person or any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(e)(iii) provided that:

(i) the Lock-up Agreement permits the Locked-up Person to withdraw its Trust Units from the Lock-up Agreement in order to deposit or tender the Trust Units to another Take-over Bid or to support another transaction prior to the Trust Units being taken up and paid for under the Lock-up Bid:

(A) at a price or value per Trust Unit that exceeds the price or value per Trust Unit offered under the Lock-up Bid; or

(B) at an offering price for each Trust Unit that exceeds by as much as or more than a specified amount (the "**Specified Amount**") the offering price for each Trust Unit contained in or proposed to be contained in the Lock-up Bid and that does not by its terms provide for a Specified Amount that is greater than 7% of the offering price contained in or proposed to be contained in the Lock-up Bid;

and for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Trust Units from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Trust Units during the period of the other Take-over Bid or transaction; and

(ii) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

(A) 2.5% of the price or value of the consideration payable under the Lock-up Bid to a Locked-up Person; and

(B) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-up Person would have received under the Lock-up Bid;

shall be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Trust Units to the Lock-up Bid, withdraws Trust Units previously tendered thereto in order to deposit or tender such Trust Units into another Take-over Bid or supports another transaction.

(ff) "**Person**" shall mean any individual, firm, partnership, association, trust, trustee, personal representative, body corporate, corporation, unincorporated organization, syndicate or other entity.

(gg) "**Pro Rata Acquisition**" has the meaning set forth in the definition of "Acquiring Person" herein.

(hh) "**Record Time** " shall mean the close of business on March 4, 1999.

(ii) "**Redemption Price** " has the meaning set forth in subsection 5.1(a).

(jj) "**Rights Certificate** " shall mean, after the Separation Time, the certificate representing the Rights substantially in the form of Exhibit "A" hereto;

(kk) "***Securities Act***" shall mean the *Securities Act* (Alberta), R.S.A. 2000, c. S-4, and the rules and regulations thereunder, each as may be amended from time to time, and any comparable or successor laws, rules or regulations thereto.

(ll) "**Separation Time** " shall mean the close of business on the tenth Business Day after the earlier of:

(i) the Trust Unit Acquisition Date;

(ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Fund or any Subsidiary of the Fund) to commence a Take-over Bid (other than a Take-over Bid which is a Permitted Bid so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid), provided that, if any Take-over Bid referred to in this clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for purposes of this subsection 1.1(ll), never to have been made; and

(iii) the date upon which a Permitted Bid ceases to be a Permitted Bid;

or such later date as may be determined by the Board acting in good faith provided that, if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and if the Board determines pursuant to Section 5.1 to waive the application of Section 3.1 to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred.

(mm) "**Subsidiary**" of any specified Person shall mean any corporation or other entity controlled by such specified Person.

(nn) "**Take-over Bid**" means an Offer to Acquire Trust Units or securities convertible into Trust Units, where the Trust Units subject to the Offer to Acquire, together with the Trust Units into which the securities subject to the Offer to Acquire are convertible, and the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Trust Units at the date of the Offer to Acquire.

(oo) "**Termination Time** " shall mean the time at which the right to exercise Rights shall terminate pursuant to Section 5.1, 5.18 or 5.19 hereof.

(pp) "**Trading Day**", when used with respect to any securities, shall mean a day on which the principal securities exchange on which such securities are listed or admitted to trading is

open for the transaction of business or, if the securities are not listed or admitted to trading on any securities exchange, a Business Day.

(qq) "**Trust Unit Acquisition Date**" shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 176 of the *Securities Act* or Section 13(d) under the *1934 Exchange Act*) by the Fund or an Acquiring Person that a Person has become an Acquiring Person.

(rr) "**Trust Units**" and "**Trust Units of the Fund**" means the trust units of the Fund, as constituted on the Amendment Date and any other security of the Fund into which such trust units may be subdivided, reclassified or changed from time to time.

(ss) "**U.S. Canadian Exchange Rate**" shall mean on any date:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange with a conversion of one United States dollar into Canadian dollars, such rate;

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board from time to time acting in good faith.

(tt) "**U.S. Dollar Equivalent**" of any amount which is expressed in Canadian dollars shall mean on any day the United States dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.

## 1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

## 1.3 Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with another Person if such Person has any agreement, arrangement or understanding (whether formal or informal and whether or not in writing) with such other Person to acquire, or Offer to Acquire, any Trust Units of the Fund (other than (A) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities by way of prospectus or private placement, or (B) pursuant to a pledge of securities in the ordinary course of business).

## 1.4 Control

A Person is "**controlled**" by another Person or two or more other Persons acting jointly or in concert if:

(a) in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons acting jointly or in concert and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(b) in the case of a Person which is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons acting jointly or in concert,

and "**controls**", "**controlling**" and "**under common control with**" shall be interpreted accordingly.

### 1.5 Holder of Rights and Trust Units

As used in this Agreement, unless the context otherwise requires, the term "**holder**" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Trust Units).

### 1.6 References to this Agreement

In this Agreement, unless otherwise provided herein and unless the context otherwise requires, references to "**this Agreement**", "**herein**", "**hereby**" and "**hereunder**" mean this Amended and Restated Unitholder Rights Plan Agreement dated April 28, 2005 between the Fund and the Rights Agent as amended and supplemented from time to time.

## ARTICLE 2
## THE RIGHTS

### 2.1 Legend on Trust Unit Certificates

Certificates for the Trust Units, including without limitation Trust Units issued upon the conversion of Convertible Securities, issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence one Right for each Trust Unit represented thereby and, commencing as soon as reasonably practicable after the Record Time, shall have impressed on, printed on, written on or otherwise affixed to them prior to the Amendment Date the legend set forth in Section 2.1 of either the Original Plan or the Amended and Restated Unitholder Rights Plan Agreement dated May 2, 2002, which legend shall be deemed to be amended for all purposes to read the same as the legend set forth below, or the following legend:

> Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in an Amended and Restated Unitholder Rights Plan Agreement dated as of April 28, 2005 (amending and restating the Unitholder Rights Plan Agreement dated March 4, 1999, as amended April 30, 1999 and as amended and restated May 2, 2002, as such may from time to time be amended, restated, varied or replaced, (the "Rights Agreement"), between Pembina Pipeline Income Fund (the "Fund") and Computershare Trust Company of Canada as Rights Agent, the terms of which are hereby incorporated herein by reference and, a copy of which is on file at the registered office of the Fund. In certain circumstances, as set forth, in the Rights Agreement, such Rights may be amended, redeemed, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Fund will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of any Trust Units represented by this certificate without charge within five days, after the receipt of a written request therefor.

Certificates representing Trust Units that are issued and outstanding at and after the Record Time shall evidence one Right for each Trust Unit evidenced thereby notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

**2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights**

(a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof, after the Separation Time, to purchase, for the Exercise Price, or its U.S. Dollar Equivalent as at the Business Day immediately preceding the day of exercise of the Right, one Trust Unit. Notwithstanding any other provision of this Agreement, any Rights held by the Fund or any of its Subsidiaries shall be void.

(b) Until the Separation Time,

(i) no Right may be exercised; and

(ii) each Right will be evidenced by the certificate for the associated Trust Unit and will be transferable only together with, and will be transferred by a transfer of, such associated Trust Unit.

(c) After the Separation Time and prior to the Expiration Time, the Rights (i) may be exercised; and (ii) will be transferable independent of Trust Units. Promptly following the Separation Time the Rights Agent will mail to each holder of record of Trust Units as of the Separation Time and, in respect of each Convertible Security converted into Trust Units after the Separation Time and prior to the Expiration Time promptly after such conversion to the holder so converting, (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights) at such holder's address as shown by the records of the Fund (the Fund hereby agreeing to furnish copies of such records to the Rights Agent for this purpose), (x) a Rights Certificate with registration particulars appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Fund may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or securities quotation system on which the Rights may from time to time be listed or traded, or to conform to usage, and (y) a disclosure statement describing the Rights.

(d) Rights may be exercised in whole or in part on any Business Day (or on any other day which, in the city at which an Election to Exercise (as hereinafter defined) is duly submitted to the Rights Agent in accordance with this Agreement, is not a Saturday, Sunday or a day that is treated as a holiday in such city) after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent (at its office in the City of Calgary, Alberta, Canada or at any other office of the Rights Agent in the cities designated from time to time for that purpose by the Fund), the Rights Certificate evidencing such Rights together with an Election to Exercise (an "**Election to Exercise**") substantially in the form attached to the Rights Certificate duly completed, accompanied by payment by certified cheque, banker's draft or money order payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be

payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Trust Units in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, with a duly completed Election to Exercise (which does not indicate that the holder so exercising is or is acting on behalf of an Acquiring Person) accompanied by payment as set forth in subsection 2.2(d) above, the Rights Agent will thereupon promptly:

(i) direct the transfer agent or any co-transfer agent of the Trust Units to issue a certificate representing the number of Trust Units to be purchased or, if applicable, for the number of previously issued and outstanding Trust Units plus the number of Trust Units to be purchased, and to make such account settlement arrangements as may be necessary (the Fund hereby irrevocably authorizing its transfer agent to comply with all such directions);

(ii) when appropriate, requisition from the Fund the amount of cash to be paid in lieu of issuing fractional Trust Units and after receipt, deliver such cash to or to the order of the registered holder of the Rights Certificate;

(iii) after receipt of the Trust Unit certificates, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder; and

(iv) tender to the Fund all payments received upon exercise of the Rights.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Fund covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all Trust Units issued upon exercise of Rights shall, at the time of issuance of such Trust Units (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(ii) take all such action as may be necessary and within its power to comply with any applicable requirements of the Declaration of Trust, the *Securities Act*, the securities acts or comparable legislation of each of the other provinces of Canada, the *1933 Securities Act* and the *1934 Exchange Act*, and the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Trust Units upon exercise of Rights;

(iii) use reasonable efforts to cause all Trust Units issued upon exercise of Rights, if permitted by the principal exchanges, securities quotation systems or over-the-counter markets on which the Trust Units were traded immediately prior to the Trust Unit Acquisition Date, to be listed on the principal exchanges or traded in

the over-the-counter markets on which the Trust Units were traded immediately prior to the Trust Unit Acquisition Date;

(iv) cause to be reserved and kept available out of its authorized and unissued Trust Units the number of Trust Units that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v) pay when due and payable any and all Canadian and United States federal, provincial, and state transfer taxes (for greater certainty not including any income or capital gains taxes of the holder or exercising holder or any liability of the Fund to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Trust Units, provided that the Fund shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Trust Units in a name other than that of the holder of the Rights being transferred or exercised; and

(vi) provide to, or cause to be provided to, the Rights Agent a list of holders of Rights as and when requested by the Rights Agent.

**2.3 <u>Adjustments to Exercise Price; Number of Rights</u>**

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a) In the event the Fund shall at any time after the Amendment Date and prior to the Expiration Time:

(i) declare or pay a distribution on the Trust Units payable in Trust Units (or other securities or securities exchangeable for or convertible into or giving a right to acquire Trust Units or other securities of the Fund) other than pursuant to any optional Trust Unit distribution program, distribution reinvestment plan or a distribution payable in Trust Units in lieu of a regular periodic cash distribution;

(ii) subdivide or change the then outstanding Trust Units into a greater number of Trust Units;

(iii) consolidate, combine or change the then outstanding Trust Units into a smaller number of Trust Units; or

(iv) issue any Trust Units (or other securities or securities exchangeable for or convertible into or giving a right to acquire Trust Units or other securities of the Fund) in respect of, in lieu of or in exchange for existing Trust Units in a reclassification, amalgamation, merger, statutory arrangement or consolidation,

the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted in the manner set forth below. If the Exercise Price and number of Rights outstanding are to be adjusted (x) the Exercise Price in effect after

such adjustment shall be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Trust Units (or other securities) (the "**Expansion Factor**") that a holder of one Trust Unit immediately prior to such distribution, subdivision, change, combination or issuance would hold thereafter as a result thereof and (y) each Right held prior to such adjustment shall become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be allocated among the Trust Units with respect to which the original Rights were associated (if they remain outstanding) and the Trust Units issued in respect of such distribution, subdivision, change, combination or issuance, so that each such Trust Unit (or other securities) will have exactly one Right associated with it. If the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the number of securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such distribution subdivision, change, combination or issuance would hold thereafter as a result thereof. If after the Amendment Date and prior to the Expiration Time the Fund shall issue securities other than Trust Units in a transaction of a type described in clause 2.3(a)(i) or (iv), such securities shall be treated herein as nearly equivalent to Trust Units as may be practicable and appropriate under the circumstances and the Fund and the Rights Agent agree to amend this Agreement in order to effect such treatment. If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1 hereof, the adjustment provided for in this Section 2.3 shall be in addition to and shall be made prior to any adjustment required pursuant to Section 3.1 hereof. Adjustments pursuant to this subsection 2.3(a) shall be made successively, whenever an event referred to in this subsection 2.3(a) occurs.

In the event the Fund shall at any time after the Amendment Date and prior to the Separation Time issue any Trust Units otherwise than in a transaction referred to in the preceding paragraph, each such Trust Unit so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Trust Unit.

(b) In the event the Fund shall at any time after the Amendment Date and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Trust Units of rights or warrants entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Trust Units (or securities convertible into or exchangeable for or carrying a right to purchase or subscribe for Trust Units) at a price per Trust Unit (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Trust Units, having a conversion, exchange or exercise price (including the price required to be paid to purchase such convertible or exchangeable security or right per Trust Unit)) less than 90% of the Market Price per Trust Unit on such record date, the Exercise Price shall be adjusted in the manner set forth below. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction, of which the numerator shall be the number of Trust Units outstanding on such record date plus the number of Trust Units which the aggregate offering price of the total number of Trust Units so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered (including the price required to be paid to purchase such convertible or exchangeable securities or rights)) would purchase at such Market Price and of which the denominator shall be the number of Trust Units outstanding on such record date plus the number of additional Trust Units to be offered for subscription or purchase (or into which the convertible or

exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable). In case such subscription price is satisfied in whole or in part by consideration in a form other than cash the value of such consideration shall be as determined in good faith by the Board whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights.

Such adjustment shall be made successively whenever such a record date is fixed. For purposes of this paragraph (b), the granting of the right to purchase Trust Units pursuant to any distribution or interest reinvestment plan and/or any Trust Unit purchase plan providing for the reinvestment of distributions or interest payable on securities of the Fund and/or the investment of periodic optional payments and/or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the Fund; provided, however, that in the case of any distribution or interest reinvestment plan, the right to purchase Trust Units is at a price per Trust Unit of not less than 90% of the current market price per Trust Unit (determined as provided in such plans) of the Trust Units.

(c) In the event the Fund shall at any time after the Amendment Date and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Trust Units of evidences of indebtedness or assets (other than a regular periodic cash distribution or a distribution paid in Trust Units) or rights or warrants entitling them to subscribe for or purchase Trust Units (or securities convertible into, exchangeable for or carrying a right to subscribe for or purchase Trust Units) at a price per Trust Unit (or in the case of a security convertible into, exchangeable for or carrying a right to subscribe for or purchase Trust Units, having a conversion, exchange, exercise, subscription or purchase price) less than 90% of the Market Price per Trust Unit on such record date, (excluding those referred to in subsection 2.3(b)), the Exercise Price shall be adjusted in the manner set forth below. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board) of the portion of the assets, evidences of indebtedness, rights or warrants so to be distributed applicable to each of the securities purchasable upon exercise of one Right (such determination to be described in a statement filed with the Rights Agent and the holders of the Rights). Such adjustment shall be made successively whenever such a record date is fixed.

(d) Each adjustment made pursuant to this Section 2.3 shall be made as of:

(i) the payment or effective date for the applicable distribution, subdivision, consolidation, change, combination or issuance, in the case of an adjustment made pursuant to paragraph (a) above; and

(ii) the record date for the applicable distribution, in the case of an adjustment made pursuant to paragraph (b) or (c) above, subject to readjustment to reverse the same if such distribution shall not be made.

(e) In the event the Fund shall at any time after the Amendment Date and prior to the Expiration Time issue any securities of the Fund (other than Trust Units), or rights or warrants to subscribe for or purchase any such securities, or securities convertible into or exchangeable for any such securities, in a transaction referred to in clause (a)(i) or (a)(iv)

above, or if the Fund shall take any other action (other than the issue of Trust Units) which might have a negative effect on the holders of Rights, if the Board acting in good faith determines that the adjustments contemplated by paragraphs (a), (b) and (c) above are not applicable or will not appropriately protect the interests of the holders of Rights, the Fund may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, if the adjustments contemplated by paragraphs (a), (b) and (c) above are applicable, notwithstanding such paragraphs, the adjustments so determined by the Fund, rather than adjustments contemplated by paragraphs (a), (b) and (c) above, shall be made. The Fund and the Rights Agent shall amend this Agreement in accordance with subsection 5.4(b) and 5.4(c), as the case may be, to provide for such adjustments.

(f) Each adjustment to the Exercise Price made pursuant to this Section 2.3 shall be calculated to the nearest cent. Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Fund shall:

(i) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(ii) promptly file with the Rights Agent and with the transfer agent for the Trust Units a copy of such certificate and mail a brief summary thereof to each holder of Rights.

(g) Subject to Section 5.3, irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the securities so purchasable which were expressed in the initial Rights Certificates issued hereunder.

## 2.4 Date on Which Exercise is Effective

Each person in whose name any certificate for Trust Units is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Trust Units represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Trust Unit transfer books of the Fund are closed, such person shall be deemed to have become the record holder of such Trust Units on, and such certificate shall be dated, the next succeeding Business Day on which the Trust Unit transfer books of the Fund are open.

## 2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

(a) The Rights Certificates shall be executed on behalf of the Fund by the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of Pembina Management Inc., or its successor as administrator of the Fund, or such other Person as may be authorized by or on behalf of the Fund. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the persons so authorized by or on behalf of the Fund shall bind the Fund, notwithstanding that such individuals or any of them have ceased to hold their offices in connection with

the Fund prior to the countersignature and delivery of such Rights Certificates. Promptly after the Fund learns of the Separation Time, the Fund will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by or on behalf of the Fund to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Fund) and mail such Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(b) Each Rights Certificate shall be dated the date of countersignature thereof.

**2.6 Registration, Registration of Transfer and Exchange**

(a) After the Separation Time, the Fund will cause to be kept a register (the "**Rights Register**") in which, subject to such reasonable regulations as it may prescribe, the Fund will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "**Rights Registrar**" for the purpose of maintaining the Rights Register for the Fund and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b) After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection 2.6(d) below, the Fund will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(c) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Fund, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Fund or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Fund may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto.

**2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates**

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Fund shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Fund and the Rights Agent prior to the Expiration Time (i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate

and (ii) such security or indemnity as may be required by them in their sole discretion to save each of them and any of their agents harmless, then, in the absence of notice to the Fund or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Fund shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Fund may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Fund, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights, duly issued hereunder.

**2.8 Persons Deemed Owners**

The Fund, the Rights Agent and any agent of the Fund or the Rights Agent may deem and treat the Person, in whose name a Rights Certificate (or, prior to the Separation Time, the associated Trust Unit certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.

**2.9 Delivery and Cancellation of Certificates**

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Fund may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Fund may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable law and in accordance with its ordinary business practice, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Fund.

**2.10 Agreement of Rights Holders**

Every holder of Rights by accepting the same consents and agrees with the Fund and the Rights Agent and with every other holder of Rights that:

(a) he will be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Trust Unit;

(c) after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein.

(d) prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the evidence of ownership of the associated Trust Units) for registration of transfer, the Fund, the Rights Agent and any agent of the Fund or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Trust Unit certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Trust Unit certificate made by anyone other than the Fund or the Rights Agent) for all purposes whatsoever, and neither the Fund nor the Rights Agent shall be affected by any notice to the contrary;

(e) such holder of Rights has waived his right to receive any fractional Rights or any fractional Trust Units upon exercise of a Right (except as provided herein);

(f) subject to the provisions of Section 5.4, without the approval of any holder of Rights and upon the sole authority of the Board acting in good faith this Agreement may be supplemented or amended from time to time as provided herein; and

(g) notwithstanding anything in this Agreement to the contrary, neither the Fund nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

## ARTICLE 3
## ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

### 3.1 Flip-in Event

(a) Subject to subsections 3.1(b), 5.1(b), 5.1(c) and 5.1(d) hereof, in the event that prior to the Expiration Time a Flip-in Event shall occur, the Fund shall take such action as shall be necessary to ensure and provide, within 10 Business Days thereafter or such longer period as may be required to satisfy the requirements of the applicable securities acts or comparable legislation so that, except as provided below, each Right shall thereafter constitute the right to purchase from the Fund, upon exercise thereof in accordance with the terms hereof, that number of Trust Units of the Fund having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price, (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such date of consummation or occurrence an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Trust Units).

(b) Notwithstanding the foregoing or any other provisions of this Agreement, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Trust Unit Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii) a transferee, direct or indirect, of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with, an Acquiring Person or any Affiliate or Associate of an Acquiring Person) in a transfer made after the date hereof, whether or not for consideration, that the Board acting in good faith has determined is part of a plan, arrangement or scheme of an Acquiring Person, (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with any Acquiring Person or any Affiliate or Associate of such Person) that has the purpose or effect of avoiding clause (i) of this subsection 3.1(b),

shall become void and any holder of such Rights (including transferees) shall thereafter have no right, to exercise such Rights under any provision of this Agreement and shall not have any other rights whatsoever in respect of such Rights, whether under any provision of this Agreement or otherwise.

(c) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either clauses (i) or (ii) of subsection 3.1(b) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

> "The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or who was an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or was acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in subsection 3.1(b) of the Rights Agreement.",

provided that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Fund or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not, and does not hold any Rights on behalf of, an Acquiring Person, an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them.

(d) From and after the Separation Time, the Fund shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provision of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Declaration of Trust, the *Securities Act* and the securities laws or comparable legislation of each of the provinces of Canada and of the United States and each of the states thereof in respect of the issue of Trust Units upon the exercise of Rights in accordance with this Agreement.

## ARTICLE 4
## THE RIGHTS AGENT

4.1 **General**

(a) The Fund hereby appoints the Rights Agent to act as agent for the Fund and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Fund may from time to time appoint such Co-Rights Agents as it may deem necessary or desirable. In the event the Fund appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Fund may determine. The Fund agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the execution and administration of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and other disbursements of any expert retained by the Rights Agent with the approval of the Fund, such approval not to be unreasonably withheld). The Fund also agrees to indemnify the Rights Agent and its directors, officers, employees and agents for, and to hold them harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent or its directors, officers, employees or agents, for anything done, suffered or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the exercise and performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for or evidence of ownership of Trust Units, Rights Certificate, certificate for other securities of the Fund, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper person or persons.

4.2 **Merger, Amalgamation or Consolidation or Change of Name of Rights Agent**

(a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case, at the time such successor Rights Agent succeeds to the agency created by this Agreement, any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates

either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

### 4.3 Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Fund and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Fund), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Fund (such approval not to be unreasonably withheld) and at the expense of the Fund, consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to rely in good faith on the advice of any such expert.

(b) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Fund prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chairman of the Board, the President, the Chief Executive Officer, the Chief Financial Officer, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of Pembina Management Inc., or its successor as administrator of the Fund, or such other Person as may be authorized by the Fund and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c) The Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct.

(d) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Trust Units or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Fund only.

(e) The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any

Trust Unit certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Fund of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Trust Units to be issued pursuant to this Agreement or any Rights or as to whether any Trust Units will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable.

(f) The Fund agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman of the Board, the President, the Chief Executive Officer, the Chief Financial Officer, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of Pembina Management Inc. or its successor as administrator of the Fund, or such other Person as may be authorized by the Fund, and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in reliance upon instructions of any such person; it is understood that instructions to the Rights Agent shall, except where circumstances make it impracticable or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably possible after the giving of such instructions.

(h) The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Trust Units, Rights or other securities of the Fund or become pecuniarily interested in any transaction in which the Fund may be interested, or contract with or lend money to the Fund or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Fund or for any other legal entity.

(i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Fund resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

## 4.4 <u>Change of Rights Agent</u>

The Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days' notice (or such lesser notice as is acceptable to the Fund) in writing mailed to the Fund and to the transfer agent of Trust Units by registered or certified mail, and to the holders of the Rights in accordance

with Section 5.9. The Fund may remove the Rights Agent upon 30 days' notice in writing given to the Rights Agent and to the transfer agent of the Trust Units (by personal delivery, or registered or certified mail). If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Fund will appoint a successor to the Rights Agent. If the Fund fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the resigning Rights Agent or any holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Fund or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Alberta. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Fund will file notice thereof in writing with the predecessor Rights Agent and the transfer agent of the Trust Units, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

## ARTICLE 5
## MISCELLANEOUS

### 5.1 Redemption and Termination

(a) The Board may, with the prior consent of holders of Trust Units or of the holders of Rights given in accordance with subsection 5.1(f) or 5.1(g) as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "**Redemption Price**").

(b) The Board may, with the prior consent of the holders of Trust Units given in accordance with subsection 5.1(f), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Trust Units otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Trust Units and otherwise than in the circumstances set forth in subsection 5.1(d), to waive the application of Section 3.1 to such Flip-in Event. In the event that the Board proposes such a waiver, the Board shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of unitholders called to approve such waiver.

(c) The Board may, prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived under this clause, determine, upon prior written notice to the Rights Agent, to waive the application of Section 3.1 to that Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by means of a Take-over Bid circular sent to all holders of record of Trust Units; further provided that if

the Board waives the application of Section 3.1 to such a Flip-in Event, the Board shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid made by means of a Take-over Bid circular to all holders of record of Trust Units which is made prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this subsection 5.1(c).

(d) The Board may, in respect of any Flip-in Event, waive the application of Section 3.1 to that Flip-in Event, provided that both of the following conditions are satisfied:

(i) the Board has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and

(ii) such Acquiring Person has reduced its Beneficial Ownership of Trust Units such that at the time of waiver pursuant to this subsection 5.1(d) it is no longer an Acquiring Person.

(e) Where, pursuant to a Permitted Bid or a Take-over Bid in respect of which the Board has waived, or is deemed to have waived, pursuant to subsection 5.1(c), the application of Section 3.1, a Person acquires outstanding Trust Units, then the Board shall, immediately upon the consummation of such acquisition and without further formality and any approval under subsection 5.4(b) or 5.4(c), be deemed to have elected to redeem the Rights at the Redemption Price.

(f) If a redemption of Rights pursuant to subsection 5.1(a) or a waiver of a Flip-in Event pursuant to subsection 5.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Trust Units. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Unitholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Declaration of Trust.

(g) If a redemption of Rights pursuant to subsection 5.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Unitholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Declaration of Trust with respect to meetings of unitholders of the Fund.

(h) Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price. Notwithstanding such redemption, all of the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and it shall be deemed not to have occurred and Rights shall remain attached to the outstanding Trust Units, subject to and in accordance with the provisions of this Agreement.

(i) If the Board elects or is deemed to have elected to redeem the Rights, and, in circumstances where subsection 5.1(a) is applicable, such redemption is approved by the holders of Trust Units or the holders of Rights in accordance with subsection 5.1(f) or 5.1(g), as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price.

(j) Within 10 Business Days of the Board electing or having been deemed to have elected to redeem the Rights or, if subsection 5.1(a) is applicable within 10 Business Days after the holders of Trust Units or the holders of Rights have approved a redemption of Rights in accordance with subsection 5.1(f) or 5.1(g), as the case may be, the Fund shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at its last address as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the transfer agent for the Trust Units. Any notice which is mailed in the manner herein provided will be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Fund may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 or in connection with the purchase of Trust Units prior to the Separation Time.

**5.2 Expiration**

No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in subsection 4.1(a) of this Agreement.

**5.3 Issuance of New Rights Certificates**

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Fund may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board to reflect any adjustment or change in the number of or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

**5.4 Supplements and Amendments**

(a) The Board may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder. The Board may, prior to the date of the unitholders' meeting referred to in Section 5.18, supplement, amend, vary, rescind or delete any of the provisions of this Agreement without the approval of any holders of Rights or Trust Units (whether or not such action would materially adversely affect the interests of the holders of Rights generally) where the Board acting in good faith deems such action necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agents to such supplement or amendment.

(b) Subject to subsection 5.4(a) the Board may, with the prior consent of the holders of Trust Units, obtained as set forth below, at any time prior to the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders

of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Unitholders present or represented at and entitled to be voted at a meeting of the holders of Trust Units duly called and held in compliance with applicable laws and the Declaration of Trust.

(c) The Board may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders held in accordance with subsection 5.4(d) and representing 50% plus one of the votes cast in respect thereof.

(d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Declaration of Trust with respect to meetings of unitholders of the Fund.

(e) Any amendments made by the Board to this Agreement pursuant to subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulation thereunder shall:

(i) if made before the Separation Time, be submitted to the unitholders of the Fund at the next meeting of unitholders and the unitholders may, by the majority referred to in subsection 5.4(b), confirm or reject such amendment;

(ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of unitholders of the Fund and the holders of Rights may, by resolution passed by the majority referred to in subsection 5.4(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the unitholders or the holders of Rights or is not submitted to the unitholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board to amend this Agreement to substantially the same effect shall be effective until confirmed by the unitholders or holders of Rights as the case may be.

**5.5 Fractional Rights and Fractional Trust Units**

(a) The Fund shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time there shall be paid to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right in lieu of such fractional Rights as of the date such fractional Rights would otherwise be issuable. The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights unless the Fund shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2(e).

(b) The Fund shall not be required to issue fractional Trust Units upon exercise of the Rights or to distribute certificates which evidence fractional Trust Units. In lieu of issuing fractional Trust Units, the Fund shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Trust Unit at the date of such exercise. The Rights Agent shall have no obligation to make any payments in lieu of fractional Trust Units unless the Fund shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2(e).

**5.6 Rights of Action**

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Fund to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights, or Rights to which he is entitled, in the manner provided in this Agreement and in such holder's Rights Certificate. Without limiting the foregoing or any remedies available to the holders of Rights it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

**5.7 Holder of Rights Not Deemed a Unitholder**

No holder, as such, of any Rights shall be entitled to vote, receive distributions or be deemed for any purpose the holder of Trust Units or any other securities which may at any time be issuable on the exercise of Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a unitholder of the Fund or any right to nominate the directors of the Corporation or upon any matter submitted to unitholders at any meeting of the Fund, or to give or withhold consent to any action of the Fund, or to receive notice of meetings or other actions affecting unitholders (except as provided in Section 5.8 hereof), or to receive distributions or subscription rights or otherwise, until such Rights, or Rights to which such holder is entitled, shall have been exercised in accordance with the provisions hereof.

**5.8 Notice of Proposed Actions**

In case the Fund shall propose after the Separation Time and prior to the Expiration Time:

(a) to effect or permit (in cases where the Fund's permission is required) any Flip-in Event; or

(b) to effect the liquidation, dissolution or winding up of the Fund or the sale of all or substantially all of the Fund's assets,

then, in each such case, the Fund shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 10 Business Days prior to the date of taking of such proposed action by the Fund.

**5.9 Notices**

Notices or demands to be given or made in connection with this Agreement by the Rights Agent or by the holder of any Rights to or on the Fund shall be sufficiently given or made if delivered or sent by mail, postage prepaid or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Fund following the giving of the notice or demand by fax), addressed (until another address is filed in writing with the Rights Agent) as follows:

Pembina Pipeline Income Fund
c/o Pembina Management Inc.
2000, 700 – 9th Avenue S.W.
Calgary, Alberta
T2P 2M7
Attention: President
Facsimile: (403) 231-7507

Notices or demands to be given or made in connection with this Agreement by the Fund or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by mail, postage prepaid, or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Rights Agent following the giving of the notice or demand by fax), addressed (until another address is filed in writing with the Fund) as follows:

Computershare Trust Company of Canada
Suite 710, 530 - 8th Avenue S.W.
Calgary, Alberta
T2P 3S8
Attention: Manager, Corporate Trust
Facsimile: (403) 267-6598

Notices or demands to be given or made in connection with this Agreement by the Fund or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to such holder following the giving of the notice or demand by fax), addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Fund for the Trust Units.

Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of faxing (provided such sending is during the

normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Fund and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

If mail service is or is threatened to be interrupted at a time when the Fund or the Rights Agent wishes to give a notice or demand hereunder to or on the holders of the Rights, the Fund or the Rights Agent may, notwithstanding the foregoing provisions of this Section 5.9, give such notice by means, of publication once in each of two successive weeks in the business section of the National Post or the Globe and Mail and, so long as the Fund has a transfer agent in the United States, in a daily publication in the United States designated by the Fund, or in such other publication or publications as may be designated by the Fund and notice so published shall be deemed to have been given on the date on which the first publication of such notice in any such publication has taken place.

**5.10 Costs of Enforcement**

The Fund agrees that if the Fund fails to fulfil any of its obligations pursuant to this Agreement, then the Fund will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

**5.11 Successors**

All the covenants and provisions of this Agreement by or for the benefit of the Fund or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

**5.12 Benefits of this Agreement**

Nothing in this Agreement shall be construed to give to any Person other than the Fund, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Fund, the Rights Agent and the holders of the Rights.

**5.13 Descriptive Headings**

Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

**5.14 Governing Law**

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Alberta and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

**5.15 Language**

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en découleront soient rédigés en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.

## 5.16 Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

## 5.17 Severability

If any term or provision hereof or the application thereof to any circumstance is, in any jurisdiction and to any extent, invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

## 5.18 Effective Date

Notwithstanding its amendment and restatement as of the date hereof, this Agreement (subject to receipt of the approval of the Independent Unitholders as set forth below) is effective from the Effective Date and replaces and supersedes the Original Plan. If this Agreement is not approved by resolution passed by a majority of the votes cast by Independent Unitholders who vote in respect of reconfirmation of the Original Plan as amended and restated herein at a meeting of unitholders to be held not later than the date on which the 2005 annual meeting of unitholders of the Fund terminates, then the Original Plan, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from that date which is the earlier of (a) the date of termination of the meeting called to consider the confirmation of the Original Plan as amended and restated herein under this Section 5.18, and (b) the date of termination of the 2005 annual meeting of unitholders of the Fund.

## 5.19 Unitholder Review

At or prior to the annual meeting of the unitholders of the Fund in 2008, provided that a Flip-in Event has not occurred prior to such time, the Board shall submit a resolution ratifying the continued existence of this Agreement to the Independent Unitholders for their consideration and, if thought advisable, approval. Unless the majority of the votes cast by Independent Unitholders who vote in respect of such resolution are voted in favour of the continued existence of this Agreement, the Board shall, immediately upon the confirmation by the Chairman of such unitholders' meeting of the results of the votes on such resolution and without further formality, be deemed to elect to redeem the Rights at the Redemption Price.

## 5.20 Regulatory Approvals

Any obligation of the Fund or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt securities) of the Fund upon the exercise of Rights and any amendment or supplement to this Agreement shall be subject to the prior consent of the Toronto Stock Exchange and any other exchange upon which the Trust Units may not be listed.

## 5.21 Declaration as to Non-Canadian and Non-U.S. Holders

If in the opinion of the Board (who may rely upon the advice of counsel), any action or event contemplated by this Agreement would require compliance with the securities laws or comparable

legislation of a jurisdiction outside Canada and the United States of America, its territories and possessions, the Board acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Fund, as the Fund may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Fund or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and a province or territory thereof and the United States of America and any state thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

### 5.22 Determinations and Actions by the Board

All actions and determinations (including all omissions with respect to the foregoing) which are done or made by the Board pursuant to this Agreement, in good faith, shall not subject any member of the Board to any liability whatsoever to the holders of the Rights.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

**PEMBINA PIPELINE INCOME FUND**
**by Pembina Management Inc., as Administrator**

Per: *"P.D. Robertson"*
Name: P.D. Robertson
Title: Vice President, Finance

Per: *"D.J. Watkinson"*
Name: D. J. Watkinson
Title: Vice President, General Counsel and Secretary

**COMPUTERSHARE TRUST COMPANY OF CANADA**

Per: *"Laura Leong"*
Name: Laura Leong
Title: Professional, Corporate Trust

Per: *"Jacqueline M. Spink"*
Name: Jacqueline M. Spink, BSc LLB
Title: Professional, Corporate Trust

**EXHIBIT A**
**FORM OF RIGHTS CERTIFICATE**

Certificate No. ________ ________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE FUND, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. IN CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREE OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM MAY BECOME VOID .

**Rights Certificate**

This certifies that ________________________________________ is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Amended and Restated Unitholder Rights Plan Agreement dated as of April 28, 2005 (amending and restating the Unitholder Rights Plan Agreement dated March 4, 1999, as amended April 30, 1999 and as amended and restated May 2, 2002) as such may from time to time be amended, restated, varied or replaced, (the "**Rights Agreement**") between Pembina Pipeline Income Fund, a trust organized under the laws of Alberta (the "**Fund**"), and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada, as Rights Agent (the "**Rights Agent**"), which term shall include any successor Rights Agent under the Rights Agreement, to purchase from the Fund at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement), one fully paid Trust Unit of the Fund (a "**Trust Unit**") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed to the Rights Agent at its principal office in the City of Calgary or in such other cities as may be designated by the Fund from time to time. The Exercise Price shall initially be CDN $50 per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

In certain circumstances described in the Rights Agreement, the number of Trust Units which each Right entitles the registered holder thereof to purchase shall be adjusted as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Fund and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Fund and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Fund at a redemption price of $0.0001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

No fractional Trust Units will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive distributions or be deemed for any purpose the holder of Trust Units or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a unitholder of the Fund or any right to vote for the election of directors or upon any matter submitted to unitholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting unitholders (except as provided in the Rights Agreement), or to receive distributions or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Fund and its corporate seal.

Date:

**PEMBINA PIPELINE INCOME FUND**
**by Pembina Management Inc., as Administrator**

By: ______________________________
Authorized Officer

Countersigned:

**COMPUTERSHARE TRUST COMPANY OF CANADA**

By: ______________________________
Authorized Signature

## FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights represented by this Rights Certificate.)

FOR VALUE RECEIVED ________________________________ hereby sells, assigns and transfers to ____________________________________________________________

(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and hereby irrevocably constitutes and appoints ________________________________ as attorney, to transfer the within Rights on the books of the Fund, with full power of substitution.

Dated:

Signature Guarantee

________________________________
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian Schedule 1 chartered bank, a major Canadian trust company, a member of a recognized stock exchange or a member of a recognized Medallion Program (STAMP, MSP or SEMP).

---

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Trust Units, that with the exception of ____________________ Rights, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all capitalized terms are used as defined in the Rights Agreement).

Dated: ____________________________ Signature: ________________________________

## NOTICE

In the event the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby or in the event that the certification set forth above in the Form of Assignment is not completed upon the assignment of the Right(s) evidenced hereby, the Fund will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person, an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them (each as defined in the Rights Agreement) and, in the case of an assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate.

(To be attached to each Rights Certificate)

**FORM OF ELECTION TO EXERCISE**

**TO: PEMBINA PIPELINE INCOME FUND**

The undersigned hereby irrevocably elects to exercise ______________________ whole Rights represented by the attached Rights Certificate to purchase the Trust Units (or other securities or property) issuable upon the exercise of such Rights and requests that certificates for such Trust Units (or other securities or title to such property) be issued in the name of:

_______________________________________
(Name)

_______________________________________
(Street)

_______________________________________
(City and State or Province)

_______________________________________
(Country, Postal Code or Zip Code)

_______________________________________
SOCIAL INSURANCE, SOCIAL SECURITY OR OTHER TAXPAYER IDENTIFICATION NUMBER

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

______________________________
(Name)

______________________________
(Street)

______________________________
(City and State or Province)

______________________________
(Country, Postal Code or Zip Code)

______________________________
SOCIAL INSURANCE, SOCIAL SECURITY OR OTHER TAXPAYER IDENTIFICATION NUMBER

Dated:

Signature Guaranteed:

______________________________
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian Schedule 1 chartered bank, a major Canadian trust company, a member of a recognized stock exchange or a member of a recognized Medallion Program (STAMP, MSP or SEMP).

---

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Trust Units, that with the exception of ____________________ Rights, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all capitalized terms are used as defined in the Rights Agreement).

Dated: ________________________ Signature:______________________________

**NOTICE**

In the event the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby or in the event that the certification set forth above in the Form of Assignment is not completed upon the assignment of the Right(s) evidenced hereby, the Fund will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person, an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them (each as defined in the Rights Agreement) and, in the case of an assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate.

RECEIVED
2005 JUN 29 P 4:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# PEMBINA PIPELINE INCOME FUND

## Annual General and Special Meeting of Unitholders

**April 28, 2005**

## REPORT OF VOTING RESULTS

*National Instrument 51-102 – Continuous Disclosure Obligations*
*Section 11.3*

**Matters Voted Upon**

| **General Business** | **Outcome of Vote** |
|---|---|
| 1. The nomination of the following individuals as directors of Pembina Pipeline Corporation for the following year:<br>(a) David A. Bissett<br>(b) Lorne B. Gordon<br>(c) Myron F. Kanik<br>(d) David N. Kitchen<br>(e) Donald L. Krogseth<br>(f) Robert B. Michaleski<br>(g) Robert F. Taylor | Approved<br><br>For: 33,931,099<br>Withheld: 659,342 |
| 2. The appointment of KPMG LLP, Chartered Accountants, as the auditors of Pembina Pipeline Income Fund and Pembina Pipeline Corporation ("PPC"), to hold office until the next annual meeting of Unitholders, and to authorize the directors of PPC to fix their remuneration in accordance with the recommendation of PPC's Audit Committee. | Approved<br><br>For: 34,544,468<br>Withheld: 46,373 |
| 3. The approval of the continuation and the amendment and restatement of Pembina Pipeline Income Fund's unitholder rights plan | Approved<br><br>For: 31,477,069<br>Against: 2,433,877 |

# BLAKE, CASSELS & GRAYDON LLP

BARRISTERS & SOLICITORS | PATENT & TRADE-MARK AGENTS

Suite 3500, East Tower, Bankers Hall
855 – 2nd Street S.W.
Calgary, Alberta, Canada
T2P 4J8

Telephone: 403.260.9600
Facsimile: 403.260.9700
www.blakes.com

**Chad Schneider**
Direct Dial: 403.9660
E-mail: chad.schneider@blakes.com

Reference: 83819/97

May 6, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island – Department of Provincial Affairs and Attorney General

Dear Sirs/Mesdames:

***Re: Pembina Pipeline Income Fund – Amended Reporting on Voting Results***

Enclosed for filing is an amended Report on Voting Results which is being filed as a result of a minor typographical error in the first Report on Voting Results filed on May 5, 2005.

Please contact me with any questions you may have.

Yours truly,

*"Chad Schneider"*

Chad Schneider

30646592.1

News release via Canada NewsWire, Calgary 403-269-7605



Attention Business Editors:
Pembina Pipeline Announces Keyera Joint Venture

CALGARY, May 12 /CNW/ - Pembina Pipeline Corporation ("Pembina"), a wholly-owned subsidiary of Pembina Pipeline Income Fund (TSX: PIF.UN) (the "Fund"), announced today that it has entered into a joint venture ("JV") with Keyera Energy ("Keyera"), a wholly-owned subsidiary of Keyera Facilities Income Fund (TSX: KEY.UN). The JV combines certain complementary energy infrastructure of the partners, creating the opportunity to leverage existing assets to generate incremental commercial value.

The three-year extendible JV will entail the development of business opportunities on Pembina's Swan Hills pipeline system and the Keyera Edmonton Terminal. Commercial undertakings of the JV, which are expected to extend the economic life of the related infrastructure, may provide enhanced marketing services for customers and will not impact existing transportation service. This arrangement does not involve the transfer of ownership of assets committed to the JV and Pembina will assume no marketing risk associated with the related operations.

Robert Michaleski, Pembina's President and CEO, commented, "Pembina is very pleased to partner with Keyera, a well-established and experienced NGL marketer and midstream operator. The JV enables Pembina to diversify our revenue stream and leverage our existing asset base to provide incremental value to our owners. Based on current market conditions and on historic trends, revenues generated under this JV could provide approximately ten percent accretion to Pembina's distributed cash, a portion of which will initially be directed to discretionary debt repayment. This JV establishes a commercial relationship with Keyera that may lead to further joint initiatives."

Jim Bertram, President and CEO of Keyera, added, "This initiative fits very well with our strategy of using existing infrastructure to develop new business opportunities. We are excited about working with Pembina, a partner who has a strong management team, similar business drivers and complementary assets."

Pembina Pipeline Income Fund (TSX: PIF.UN, PIF.DB, PIF.DB.A, PIF.DB.B) is among the predominant issuers in the Canadian energy infrastructure trust sector. Pembina's extensive network of conventional liquids feeder pipelines, oil sands transportation infrastructure and ethylene storage provide an integral service to the Western Canadian energy industry. This balanced portfolio of premium, long-life energy infrastructure assets supports the stability and sustainability of the Fund.

Keyera Facilities Income Fund (TSX: KEY.UN; KEY.DB) operates one of the largest natural gas midstream businesses in Canada. Its business consists of natural gas gathering and processing as well as the processing, transportation, storage and marketing of natural gas liquids ("NGLs"). Keyera's gas processing plants and associated facilities are strategically located in the west central and foothills natural gas production areas of the Western Canadian Sedimentary Basin. Its NGL infrastructure includes pipelines, terminals and processing and storage facilities in Edmonton and Fort Saskatchewan, Alberta, a major North American NGL hub. Keyera markets propane, butane and condensate to customers in Canada and the United States.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be forward-looking statements. Such risks and

uncertainties include, but are not limited to risks associated with operations, loss of market, regulatory matters, environmental risks, industry competition, pipeline design and construction, and ability to access sufficient capital from internal and external sources.
%SEDAR: 00008906E

/For further information: contact: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 16:09e 12-MAY-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Pembina Announces May 2005 Distribution

CALGARY, May 17 /CNW/ - Pembina Pipeline Income Fund announces the May 2005 cash distribution to Unitholders of 8.75 cents per Trust Unit, to be paid June 15, 2005 to Unitholders of record on May 31, 2005. Pembina has delivered stable and growing distributions since inception in October 1997 and, based on Pembina's outlook Management is confident that the current distribution will be maintained in 2005.

Pembina Pipeline Income Fund is a Canadian income fund engaged, through its operating subsidiaries, in the transportation of light conventional and synthetic crude oil, condensate and natural gas liquids in Western Canada. The Fund's securities trade on the Toronto Stock Exchange under the following symbols: PIF.UN - trust units; PIF.DB, PIF.DB.A and PIF.DB.B - convertible debentures.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, loss of market, regulatory matters, environmental risks, industry competition, pipeline design and construction, and ability to access sufficient capital from internal and external sources.

%SEDAR: 00008906E

/For further information: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 11:26e 17-MAY-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Pembina Announces June 2005 Distribution

CALGARY, June 15 /CNW/ - Pembina Pipeline Income Fund announces the June 2005 cash distribution to Unitholders of 8.75 cents per Trust Unit, to be paid July 15, 2005 to Unitholders of record on June 30, 2005. Pembina has delivered stable and growing distributions since inception in October 1997 and, based on Pembina's outlook Management is confident that the current distribution will be maintained in 2005.

Pembina Pipeline Income Fund is a Canadian income fund engaged, through its operating subsidiaries, in the transportation of light conventional and synthetic crude oil, condensate and natural gas liquids in Western Canada. The Fund's securities trade on the Toronto Stock Exchange under the following symbols: PIF.UN - trust units; PIF.DB, PIF.DB.A and PIF.DB.B - convertible debentures.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, loss of market, regulatory matters, environmental risks, industry competition, pipeline design and construction, and ability to access sufficient capital from internal and external sources.

%SEDAR: 00008906E

/For further information: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222,
e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 12:46e 15-JUN-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Pembina Announces July 2005 Distribution

CALGARY, July 18 /CNW/ - Pembina Pipeline Income Fund announces the July 2005 cash distribution to Unitholders of 8.75 cents per Trust Unit, to be paid August 15, 2005 to Unitholders of record on July 31, 2005. Pembina has delivered stable and growing distributions since inception in October 1997 and, based on Pembina's outlook Management is confident that the current distribution will be maintained in 2005.

Pembina Pipeline Income Fund is a Canadian income fund engaged, through its operating subsidiaries, in the transportation of light conventional and synthetic crude oil, condensate and natural gas liquids in Western Canada. The Fund's securities trade on the Toronto Stock Exchange under the following symbols: PIF.UN - trust units; PIF.DB, PIF.DB.A and PIF.DB.B - convertible debentures.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, loss of market, regulatory matters, environmental risks, industry competition, pipeline design and construction, and ability to access sufficient capital from internal and external sources.

%SEDAR: 00008906E

/For further information: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 11:45e 18-JUL-05

News release via Canada NewsWire, Calgary 403-269-7605



Attention Business/Financial Editors:
Pembina Pipeline Income Fund second interim report for the six months ended June 30, 2005

Pembina develops further growth and diversification opportunities in 2005

CALGARY, July 28 /CNW/ -

- The Fund distributed $54.7 million to Unitholders during the first six months of 2005, a 4 percent increase over the same period of 2004. Cash distributions totaling $27.5 million, or $0.2625 per Unit were declared during the second quarter, payable in three equal monthly increments of $0.0875 per Unit, consistent with the 2004 distribution rate.

- Second quarter revenue of $68.2 million was consistent with the $67.3 million generated in the second quarter of 2004. However, net operating income of $43.4 million for the second quarter, and $87.6 million for the first six months of 2005, were 10 percent and 7 percent higher, respectively, than the same periods of 2004. The year over year increase resulted from improved operating margins on Pembina's conventional pipeline systems.

- Pembina's conventional pipelines transported 419,400 barrels per day during the second quarter of 2005, consistent with the same period of 2004 at 420,800 barrels per day. The Alberta Oil Sands Pipeline (AOSPL) system transported 238,000 barrels per day during the quarter, a 6 percent increase over the same period of last year.

- One new battery connection to the Pembina system was completed during the second quarter of 2005, a second is scheduled for start-up during the third quarter of this year, and a third is scheduled for start-up during the fourth quarter. Together, these three new facilities will have the capacity to deliver an incremental 36,000 barrels per day of crude oil.

- Pembina will invest an estimated $23 million over the next twelve to eighteen months to construct facilities designed to segregate light sweet crude oil and high sulfur content crude oil on its Pembina system.

- Pembina announced a joint venture agreement with Keyera Energy during the second quarter, initiating the development of a new midstream business unit by Pembina. Management estimates that the midstream business unit operations could contribute in excess of 10 percent cash flow accretion by the end of 2005.

<<

HIGHLIGHTS

| ($ millions except where noted) | 2005 | 2004 | % Change |
|---|---|---|---|
| Three months ended June 30 | | | |
| Average Throughput - Conventional (mbbls/day) | 419.4 | 420.8 | (0.3) |
| Average Throughput - AOSPL (mbbls/day) | 238.0 | 223.6 | 6.4 |
| Revenue | 68.2 | 67.3 | 1.4 |
| Operating Expense | 24.8 | 27.7 | (10.7) |

| | | | |
|---|---|---|---|
| Net Operating Income(1) | 43.4 | 39.6 | 9.8 |
| General & Administrative Expense | 4.9 | 3.7 | 35.3 |
| Interest Expense | 6.3 | 5.6 | 13.2 |
| Distributed Cash(1) | 27.5 | 26.4 | 4.0 |
| $ Per Trust Unit | $0.2625 | $0.2625 | - |
| Six months ended June 30 | | | |
| Average Throughput - Conventional (mbbls/day) | 432.5 | 439.1 | (1.5) |
| Average Throughput - AOSPL (mbbls/day) | 200.2 | 241.2 | (17.0) |
| Revenue | 137.3 | 136.3 | 0.7 |
| Operating Expense | 49.7 | 54.3 | (8.4) |
| Net Operating Income(1) | 87.6 | 82.0 | 6.8 |
| General & Administrative Expense | 9.1 | 7.3 | 24.5 |
| Interest Expense | 12.9 | 11.0 | 17.3 |
| Distributed Cash(1) | 54.7 | 52.6 | 4.0 |
| $ Per Trust Unit | $0.5250 | $0.5250 | - |

(1) Refer to "Non-GAAP Measures" below.

## Management's Discussion and Analysis

This Management's Discussion and Analysis is dated July 28, 2005 and is supplementary to, and should be read in conjunction with, the attached unaudited comparative interim financial statements and notes as at and for the three and six months ended June 30, 2005, along with Management's Discussion and Analysis and audited financial statements and notes for the years ended December 31, 2004 and 2003. The following financial information has been prepared in accordance with Canadian generally accepted accounting principles.

This MD&A has been reviewed and approved by both the Audit Committee of the Board of Directors and by the Board of Directors. All amounts are listed in Canadian dollars unless otherwise specified.

## Fund Description

Pembina Pipeline Income Fund is among the predominant issuers in the Canadian energy infrastructure trust sector. Pembina's extensive network of conventional liquids feeder pipelines, oil sands transportation infrastructure and ethylene storage provide an integral service to the western Canadian energy industry.

Pembina Pipeline Income Fund, an unincorporated open-ended trust, pays monthly cash distributions to Unitholders. Pembina's publicly-traded securities trade on the Toronto Stock Exchange under the symbols: PIF.UN - Trust Units; PIF.DB, PIF.DB.A, and PIF.DB.B - convertible debentures. Pembina's corporate head office is located in Calgary, Alberta.

## Fund Strategy

Pembina's principle strategy is to provide stable distributions to Unitholders that are sustainable over the long term while pursuing opportunities for accretive growth. Pembina employs an asset portfolio strategy and has, over the past seven years, developed a diversified base of long-life energy infrastructure in three distinct segments: conventional pipeline systems, contract-based oil sands infrastructure and ethylene storage. The targeted balance of contract-based and flexible toll-based revenue, along with even exposure across the light end of the petroleum liquids spectrum, supports the stability and sustainability of results that characterizes Pembina's operations.

## Results from Operations

| ($ millions except where noted) | Alberta | BC(1) | AOSPL | Ethylene Storage | Total |
|---|---|---|---|---|---|
| Three months ended June 30 | | | | | |
| 2005 | | | | | |
| Throughput (mbbls/day) | 396.5 | 22.9 | 238.0 | - | 657.4 |
| Revenue | $ 43.5 | $ 6.4 | $ 13.1 | $ 5.2 | $ 68.2 |
| Operating expense | 15.8 | 4.1 | 4.0 | 0.9 | 24.8 |
| Net operating income(2) | 27.7 | 2.3 | 9.1 | 4.3 | 43.4 |
| Capital expenditures | 6.9 | 2.5 | 0.9 | - | 10.3 |
| Operating expense ($/bbl)(3) | 0.44 | 0.81 | 0.19 | - | 0.38 |
| Average revenue ($/bbl)(3) | 1.21 | 1.30 | 0.61 | - | 1.01 |
| 2004 | | | | | |
| Throughput (mbbls/day) | 393.2 | 27.6 | 223.6 | - | 644.4 |
| Revenue | $ 41.7 | $ 6.4 | $ 13.9 | $ 5.3 | $ 67.3 |
| Operating expense | 18.2 | 4.0 | 4.6 | 0.9 | 27.7 |
| Net operating income(2) | 23.5 | 2.4 | 9.3 | 4.4 | 39.6 |
| Capital expenditures | 4.6 | 1.7 | 3.5 | - | 9.8 |
| Operating expense ($/bbl)(3) | 0.51 | 0.70 | 0.23 | - | 0.44 |
| Average revenue ($/bbl)(3) | 1.17 | 1.10 | 0.68 | - | 1.00 |
| Six months ended June 30 | | | | | |
| 2005 | | | | | |
| Throughput (mbbls/day) | 409.7 | 22.8 | 200.2 | - | 632.7 |
| Revenue | $ 88.7 | $ 13.0 | $ 25.3 | $ 10.3 | $ 137.3 |
| Operating expense | 32.7 | 8.1 | 7.2 | 1.7 | 49.7 |
| Net operating income(2) | 56.0 | 4.9 | 18.1 | 8.6 | 87.6 |
| Capital expenditures | 13.7 | 3.6 | 1.0 | 0.1 | 18.4 |
| Operating expense ($/bbl)(3) | 0.44 | 0.80 | 0.20 | - | 0.40 |
| Average revenue ($/bbl)(3) | 1.20 | 1.29 | 0.70 | - | 1.05 |
| 2004 | | | | | |
| Throughput (mbbls/day) | 411.2 | 27.9 | 241.2 | - | 680.3 |
| Revenue | $ 84.3 | $ 13.3 | $ 28.0 | $ 10.7 | $ 136.3 |
| Operating expense | 33.5 | 8.2 | 10.6 | 2.0 | 54.3 |
| Net operating income(2) | 50.8 | 5.1 | 17.4 | 8.7 | 82.0 |
| Capital expenditures | 5.9 | 5.0 | 24.0 | 0.1 | 35.0 |
| Operating expense ($/bbl)(3) | 0.44 | 0.70 | 0.24 | - | 0.40 |
| Average revenue ($/bbl)(3) | 1.13 | 1.13 | 0.64 | - | 0.96 |

(1) Represents volume transported on the Western system only. Volume transported east on BC pipelines is included in Alberta pipelines' total. Revenue, operating costs and income include both Western and BC gathering system results.

(2) Refer to "Non-GAAP Measures" below.

(3) Excluding ethylene storage results.

Conventional Systems

Throughput on Pembina's conventional pipeline systems averaged 419,400 barrels per day (bpd) during the second quarter of 2005, consistent with the 420,800 bpd transported during the same period of 2004. As expected, seasonal factors impacted throughput levels during the second quarter, resulting in lower pipeline receipts relative to the first three months of the year. Road bans, plant turnarounds and heavy rainfall all impacted oil and gas production levels during the quarter and are expected to continue to influence product throughput during the remainder of the summer months. Revenue generated by the conventional systems during the second quarter of the year rose 4 percent to $50.0 million, compared to $48.1 million in the same period of 2004. Pembina utilizes toll management, asset rationalization and cost control to maintain operating margins on its conventional systems. Pembina continues to attract new volumes to its conventional pipeline systems by offering reliable, cost-effective transportation service.

Alberta Pipelines

During the first six months of 2005, the Alberta systems transported an average of 409,700 bpd, compared to 411,200 during the same period of 2004. Average daily throughput for the second quarter was 396,500 bpd, versus 393,200 bpd during the second quarter of 2004. Second quarter volumes were lower than the first three months of the year, impacted by seasonal road bans which restricted volumes received at truck unloading facilities and by scheduled maintenance at connected facilities. The Alberta systems generated $43.5 million in revenue during the quarter, a 4 percent increase over the $41.7 million recorded in the second quarter of 2004. Year to date revenue in 2005 is up 5 percent over the first six months of the prior year to $88.7 million. Average revenue per barrel on the Alberta systems of $1.21 for the second quarter and $1.20 during the first six months of 2005, compared to $1.17 and $1.13 per barrel for the same periods in 2004. Effective July 1, 2005, Pembina system tolls were increased by an average of 5 percent to offset higher operating costs.

One of three new connections on the Pembina system came on stream at the end of June, with the other two scheduled for completion during the latter half of 2005. These three receipt points connect production derived from renewed industry development of the Nisku zone. Facilities for the three new connections have been sized to meet the producer-requested handling capacity of up to 36,000 bpd.

Construction of the new natural gas liquids (NGL's) pipeline interconnection between the Peace and Northern pipelines is underway, with completion expected towards the end of the third quarter. Once complete, this new pipeline segment will enable the movement of 25,000 bpd of product off of the Peace system onto the Northern system, providing capacity to attract incremental receipts onto the Peace system of up to 25,000 bpd. A new connection on the Peace system, with potential to add 2,500 bpd of incremental NGL volumes, is currently under construction and is expected to be operational by the fourth quarter of 2005. In addition, expansion of a truck unloading facility on the Peace system is underway and will provide an additional 750 bpd of capacity. In total, three new connections and major facility upgrades are under development on this system, all of which are to be completed this year.

BC Pipelines

The BC pipelines contributed $6.4 million in revenue during the quarter, consistent with both the $6.6 million generated during the first quarter of

this year and the $6.4 million generated during the same period in 2004. Revenue for the first six months of 2005 declined slightly from the same period of 2004 to $13.0 million. Average revenue on the BC systems was $1.30 per barrel during the second quarter of the year and $1.29 for the first six months of 2005, compared to $1.10 and $1.13 during the second quarter and first half of 2004, reflecting the returns relating to higher operating and capital cost requirements, which flow through to the revenue requirement on the provincially regulated pipeline systems. The BC gathering systems averaged 32,100 bpd of throughput during the second quarter of 2005, compared to 36,000 bpd during the same period of 2004. Throughputs on the Western system averaged 22,900 bpd during the second quarter, compared to 27,600 bpd in the same period of 2004.

Seasonal road bans and production declines due to turnarounds restricted receipts on the BC pipelines somewhat during the second quarter. In addition, tank work on the Western system at Kamloops continued to cause delivery restrictions into Terasen's pipeline. Volumes on Western were also impacted by the turnaround at the Burnaby refinery that restricted deliveries. BC volumes under restriction were re-routed east on Pembina's Peace system. A new connection is under construction to accept receipt of 600 bpd of crude oil into the Boundary Lake gathering line, with start-up expected during the third quarter of this year.

AOSPL

AOSPL revenues during the second quarter of 2005 were $13.1 million, up from the $12.2 million generated during the first quarter of this year, but down 6 percent compared to the second quarter of 2004. The decline in revenue year over year is due to the flow through nature of lower system operating costs, specifically lower system power costs during the second quarter of 2005. The long-term returns generated by this contract based system are not throughput dependent. AOSPL volumes averaged 238,000 bpd during the second quarter of 2005, and 200,200 bpd for the first six months of 2005, compared to 223,600 bpd for the second quarter of 2004 and 241,200 bpd for the first six months of 2004.

Ethylene Storage

Total revenue generated by the ethylene storage facility was stable, generating $5.2 million and $5.3 million in the second quarter of 2005 and 2004, respectively. Revenue for the first six months is $10.3 million, compared with the $10.7 million earned during the first half of 2004. Pembina's 50 percent interest in the Fort Saskatchewan Ethylene Storage Facility generates fixed contracted returns over the term of the agreement that extends through June 2023. Along with very stable, long-term cash flow, this asset provides diversification of Pembina's business into the petrochemical sector without commodity price exposure.

Expenses

Total operating expenses for the second quarter of 2005 of $24.8 million were 11 percent lower than the $27.7 million incurred during the second quarter of 2004. The large decrease is primarily attributable to lower AOSPL system power costs, as noted above, and to significant one-time costs incurred last year on the Peace system. On a per barrel of throughput basis, excluding AOSPL and the ethylene storage facility, operating costs for the quarter have remained unchanged from the first three months of the year at 48 cents per barrel, and were 9 percent lower than the second quarter of 2004. Expenditures related to Pembina's multi-year "crack tool" program, continued during the first half of 2005. Under this program, designed to utilize new crack detection technology, eight pipelines will be internally tested over a four year period. Two of the pipeline inspections have been completed thus far, and

a third inspection will be completed in September of this year, accounting for approximately $5.0 million of the total estimated $12.0 million inspection cost.

General and administrative expenditures for the quarter were $4.9 million compared to $3.7 million a year earlier. The increase is attributable to an increase in staffing levels and market-based salary increases.

Distributed Cash

| | 3 Months Ended June 30, 2005 | 3 Months Ended June 30, 2004 | 6 Months Ended June 30, 2005 | 6 Months Ended June 30, 2004 |
|---|---|---|---|---|
| Net earnings | $ 14,373 | $ 11,336 | $ 28,926 | $ 29,937 |
| Add (deduct): | | | | |
| Depreciation and amortization | 21,333 | 21,663 | 41,901 | 43,188 |
| Accretion on asset retirement obligations | 255 | 238 | 509 | 476 |
| Future income tax reduction | (7,344) | (8,000) | (14,688) | (20,800) |
| Maintenance capital expenditures | (666) | (525) | (1,084) | (609) |
| (Increase) decrease in distribution reserve | (477) | 1,708 | (848) | 416 |
| Distributed cash(1) | $ 27,474 | $ 26,420 | $ 54,716 | $ 52,608 |
| Distributed cash per Trust Unit | $ 0.2625 | $ 0.2625 | $ 0.5250 | $ 0.5250 |
| Diluted distributed cash per Trust Unit | $ 0.2558 | $ 0.2543 | $ 0.5114 | $ 0.5061 |

(1) Refer to "Non-GAAP Measures" below.

A distribution reserve is maintained to ensure stability over economic and industry cycles and to absorb the impact of material one-time events. During the first half of 2005, $0.8 million was added to the distribution reserve, resulting in a balance on reserve of $6.0 million at June 30, 2005. Based on Pembina's current outlook for 2005, management is optimistic that the reserve balance will continue to rise over the course of the year to a level where reconsideration of the distribution rate may become appropriate.

Cash Distributions

Cash distributions are paid by the Fund on a monthly basis to Unitholders of record the last calendar day of each month. Distributions are payable on the 15th day of the month following the record date. During the second quarter of 2005, the Fund declared distributions of $0.2625 per Trust Unit or $27.5 million in aggregate. Unless held in a tax-deferred account, a component of the Fund's cash distribution is taxable in the hands of the Unitholder, with the remaining portion a return of capital. Pembina estimates that 80 percent of the distributions declared in 2005 will be taxable and

20 percent will be a return of capital. For purposes of calculating the capital gains upon disposition of the Trust Units, for most Unitholders, the amount considered a return of capital will reduce the cost base of each Unit.

Liquidity and Capital Resources

At June 30, 2005, Pembina had $183 million of undrawn capacity on the $260 million in established bank facilities, a $3.0 million increase from March 31, 2005, and a $7.4 million increase from December 31, 2004. The bank facilities include a $230 million revolving credit facility and a $30 million operating line of credit. These facilities are extendible annually by the lenders for 365 day periods, and were extended subsequent to the end of the quarter to July 24, 2006. Should the lenders not extend these facilities, the amounts will be repayable over three years with 25 percent of the principal due in equal quarterly payments over three years, with the balance due at the end of the term. Other debt includes $100 million in Secured Senior Notes due 2017, $175 million in Unsecured Senior Notes due 2014 and $75 million of Floating Rate Senior Notes due 2009. Pembina's long term debt of $427 million, together with $295 million market value of outstanding convertible debentures, resulted in a ratio of debt to total enterprise value of 33 percent at June 30, 2005. This compares to a value for this ratio of 38 percent at the end of the second quarter of 2004 and 34 percent at the end of 2004. Subsequent to the second quarter, $52 million principal amount of the 7.35% convertible debentures were converted to Trust Units, resulting in the issuance of 4.2 million units and a ratio of debt to total enterprise value of 30 percent.

During the second quarter of 2005, net debt financing costs of $6.3 million were recorded and $12.9 million year-to-date, compared with $5.6 million during the second quarter of 2004 and $11.0 million for the first six months of 2004. Interest rate exposure on Pembina's floating rate debt is managed utilizing interest rate swap instruments. At June 30, 2005, Pembina had interest rate swaps in place on a principal amount of $85 million at an average rate of 5.4 percent and an average term to maturity of 2.4 years. The mark-to-market value of these instruments represented an unrealized loss of $2.8 million at June 30, 2005. Pembina has fixed interest on approximately 85 percent of its long-term debt in order to minimize exposure to rising interest rates.

Pembina's success is supported by favourable credit agency ratings. These rating systems recognize the stable profile of the Fund's assets and financial results, as well as the sustainability of the per Trust Unit distributions. The Dominion Bond Rating Service Ltd. (DBRS) has assigned the Pembina Pipeline Income Fund a STA-2 (low) stability rating. DBRS's stability rating scale is from STA-1 to STA-7, with STA-1 representing the highest rating possible, STA-7 the lowest. DBRS's rating system measures the volatility and sustainability of distributions per Trust Unit. Pembina Pipeline Corporation, the Fund's primary operating subsidiary, is also rated by DBRS, which has assigned a senior secured debt rating of 'BBB High' and a 'BBB' senior unsecured debt rating. Pembina Pipeline Corporation is also rated by Standard & Poor's (S&P) as follows: 'BBB' long-term corporate credit, 'BBB plus' senior secured debt and 'BBB' senior unsecured debt. According to S&P's rating system, debt instruments rated BBB have adequate protection parameters.

Pembina recorded $10.3 million of total capital expenditures during the second quarter, compared to $9.8 million during the comparable period of 2004. For the first six months of 2005, total capital expenditures were $18.4 million, a decrease from the $35.0 million spent during the first half of last year. For the first six months of 2005, $12.7 million was expended on new connections and upgrades on the Alberta systems, a material increase over the $5.6 million expended on new developments for the first six months in the prior year. A number of projects are under development on the Alberta systems in 2005, including nine new connections and upgrades and an $18 million natural gas liquids pipeline interconnection. Spending on AOSPL totaled

$0.9 million during the second quarter of 2005 and $1.0 million for the first six months of 2005, compared to $3.5 million during the same quarter of 2004 and $24.0 million in the first six months of 2004; the lower current quarter spending due to completion of the AOSPL expansion. $2.5 million of development capital is attributable to the BC pipelines. Maintenance capital of $0.7 million was recorded for the second quarter of 2005 and $1.1 million during the first six months, compared to $0.5 million during the second quarter of 2004 and $0.6 million during the first half of 2004, and is included in the total capital expenditure values recorded above. Development capital is financed utilizing existing credit facilities and Pembina's DRIP program, whereas maintenance capital is financed from the Fund's operating cash flow.

Contractual Obligations

The Fund is committed to annual payments as follows:

| ($ thousands) | Payments Due By Period | | | | |
|---|---|---|---|---|---|
| Contractual Obligations | Total | Less than 1 year | 1 - 3 years | 4 - 5 years | After 5 years |
| Office and Vehicle Leases | $ 14,249 | $ 2,696 | $ 4,156 | $ 2,942 | $ 4,455 |
| Long Term Debt | 426,682 | 8,866 | 159,236 | 14,856 | 243,724 |
| Convertible Debentures | 243,936 | 9,106 | 27,898 | 206,932 | |
| Total Contractual Obligations | $ 684,867 | $ 20,668 | $ 191,290 | $ 224,730 | $ 248,179 |

Trust Unit Information

The Premium Distribution, Distribution Reinvestment and Optional Cash Purchase Plan raised $7.5 million during the second quarter and $12.5 million during the first six months of this year, consistent with the prior year. The plan continues to attract significant Unitholder interest, and targeted plan proceeds for 2005 have been adjusted from the initial target of $15 million to $30 million. Plan proceeds will be directed towards debt repayment and funding Pembina's 2005 capital program.

The Fund's Trust Units, together with each of the three series of convertible debentures, are traded on the Toronto Stock Exchange.

| | July 25, 2005 | June 30, 2005 | June 30, 2004 |
|---|---|---|---|
| Trust Units Outstanding | 109.5 | 104.9 | 100.9 |
| Average Daily Volume (Units per day) | 232,000(1) | 160,000 | 244,400 |
| Unit Trading Price ($/Unit)(3) | $ 14.17 | $ 13.90 | $ 11.70 |
| Principal Amount of Debentures Outstanding ($millions) | $ 200.8(2) | $ 254.5 | $ 268.50 |
| 8.25% Convertible Debentures Trading Price(3) | $ 158.00 | $ 154.65 | $ 124.00 |

| | | | |
|---|---|---|---|
| 7.50% Convertible Debentures Trading Price(3) | $ 133.00 | $ 133.00 | $ 110.51 |
| 7.35% Convertible Debentures Trading Price(3) | $ 114.00 | $ 111.85 | $ 104.50 |
| Total Market Value of Securities Outstanding ($millions)(3) | $ 1,790.0 | $ 1,760.0 | $ 1,470.0 |
| Pembina's convertible debentures are convertible to Trust Units at conversion prices of ($/Unit): | | | |
| 8.25% Convertible Debentures | | $ 9.00 | |
| 7.50% Convertible Debentures | | $ 10.50 | |
| 7.35% Convertible Debentures | | $ 12.50 | |

(1) Based on the 16 trading days from July 1 to July 25, 2005, inclusive.
(2) Full conversion to Trust Units of the remaining principal amount of the three debenture issues as at July 25, 2005 would result in the issuance of 16.8 million Trust Units.
(3) Based on closing values as at July 25, 2005, June 30, 2005 and June 30, 2004.

New Developments and Outlook

Pembina continues to expand and diversify its business and 2005 is expected to be a record year in terms of new developments. Five new connections and five upgrades are expected to be complete by year-end, and several new initiatives are currently underway.

Oil and natural gas exploration activity in western Canada continues at a rapid pace, fueled by both high commodity prices and market concern over supply issues. Pembina benefits from this elevated industry activity, as new discoveries and development activity in Pembina's conventional pipeline service areas is expected to offset natural declines on connected reserves and, on some systems, may be significant enough to provide year-over-year throughput growth in 2005.

The Pembina oil and gas production region located in south-central Alberta has attracted renewed exploration interest following a series of new discoveries in the Nisku zone. Industry development of this play has resulted in a material increase in projected receipts on the Pembina system. Pembina has entered into three new connection agreements for the construction of new facilities that will have a combined capacity of 36,000 bpd. Ongoing industry investment in this region indicates further development of this play.

Following the favourable outcome of a Pembina system shippers meeting conducted late in the second quarter of 2005, Pembina will proceed with the construction of product segregation facilities on that system. Increasing sulphur levels on Pembina system volumes has necessitated the planning and development of new facilities designed to segregate high sulphur content crude oil from the light sweet crude oil. This project will allow Pembina to maintain a high quality crude oil stream as well as offer shippers on the pipeline a wider array of services. The facilities are expected to be complete and in service in twelve to eighteen months. Pembina will recover the capital expended on this project, initially estimated at approximately $23 million, through an incremental toll on crude oil receipts on the Pembina system.

Oil sands development in northeastern Alberta continues to attract significant domestic and international interest, with several project expansions and new initiatives moving forward. Pembina is very well positioned to offer competitive transportation service to several of the proposed facilities and has been actively pursuing business development activity in this area. Pembina is focused on pursuing both further expansion of AOSPL system capacity and on opportunities to construct new infrastructure to meet the transportation needs in this rapidly developing region.

Pembina announced a joint venture agreement (JV) with Keyera Energy during the second quarter. This JV is the first initiative undertaken by Pembina's newly created midstream business unit, established to generate cash flow accretion by leveraging Pembina's infrastructure and market position to create new revenue streams and commercial value. Pembina is actively evaluating opportunities to develop similar new business on several other pipeline systems and expects to grow this business unit over time as Pembina's resources and expertise are developed.

During the second quarter Standard & Poor's (S&P) announced that income trusts will be transitioned into the S&P/TSX Composite Index through a phased-in approach starting in the third quarter of 2005, reaching completion toward the end of the first quarter of 2006. Based on Pembina's understanding of S&P's inclusion criteria, management expects that the Pembina Pipeline Income Fund will be amongst those Canadian trusts selected and views this as a very positive development for Unitholders.

Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of the Fund. Such risk factors are presented in Management's Discussion and Analysis for the year ended December 31, 2004, and in the Fund's Annual Information Form for the year ended December 31, 2004. See "Additional Information" below.

Selected Quarterly Information

| (unaudited) | 2005 | | 2004 | | | | 2003 | |
|---|---|---|---|---|---|---|---|---|
| ($ thousands, except where noted) | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 |
| Revenue | 68,215 | 69,103 | 71,840 | 70,142 | 67,283 | 69,026 | 66,266 | 61,562 |
| Operating expense | 24,763 | 24,973 | 25,279 | 25,481 | 27,727 | 26,541 | 25,317 | 23,065 |
| EBITDA(1) | 40,207 | 39,738 | 42,490 | 40,694 | 36,386 | 38,432 | 37,534 | 35,496 |
| Net earnings | 14,373 | 14,553 | 15,374 | 15,112 | 11,336 | 18,601 | 12,079 | 11,257 |
| Net earnings per Trust Unit ($/Unit): | | | | | | | | |
| Basic and diluted | 0.14 | 0.14 | 0.15 | 0.15 | 0.11 | 0.19 | 0.12 | 0.12 |
| Distributed cash(1) | 27,474 | 27,242 | 26,939 | 26,645 | 26,420 | 26,188 | 25,833 | 25,465 |
| Distributed cash per Trust Unit ($/Unit): | | | | | | | | |
| Basic | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 |
| Diluted | 0.2558 | 0.2554 | 0.2550 | 0.2533 | 0.2543 | 0.2543 | 0.2541 | 0.2542 |
| Trust Units outstanding (thousands): | | | | | | | | |
| Weighted average (basic) | 104,669 | 103,776 | 102,622 | 101,502 | 100,647 | 99,764 | 98,409 | 97,004 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Weighted average (diluted) | 126,003 | 125,376 | 125,236 | 124,360 | 123,541 | 122,688 | 121,889 | 121,007 |
| End of period | 104,949 | 104,127 | 102,933 | 101,874 | 100,902 | 100,115 | 98,766 | 97,502 |

(1) Refer to "Non-GAAP Measures" below.

Pembina generally has experienced stable, steady growth quarter over quarter in its asset base, revenue, expense and cash flow. However, it is still subject to external factors, such as the impact of a reduction in future income taxes due to a reduction in provincial tax rates in the first quarter of 2004 and an operational incident that occurred in the second quarter of 2004. The current quarter has also seen a number of operational turnarounds in producer facilities that have temporarily reduced revenue.

Additional Information

Additional information relating to the Pembina Pipeline Income Fund, including the Fund's Annual Information Form and financial statements, can be found on the Fund's profile on the SEDAR website at www.sedar.com.

Non-GAAP Measures

Throughout this MD&A the Fund and Pembina use the term "distributed cash" to refer to the amount of cash that has been or is to be available for distribution to the Fund's Unitholders. "Distributed cash" is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and is calculated pursuant to the terms of the Fund's Declaration of Trust. Therefore, distributed cash of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that distributed cash should not be construed as an alternative to net earnings, cash from operating activities or other measures of financial performance calculated in accordance with GAAP as an indicator of the Fund's performance.

Further, the use of terms EBITDA (earnings before interest, taxes, depreciation and amortization) and operating income are not recognized under Canadian GAAP. Management believes that in addition to earnings, operating income and EBITDA are useful measures. They provide an indication of the results generated by the Fund's business activities prior to consideration of how activities were financed or how the results are taxed. Investors should be cautioned, however, that operating income and EBITDA should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance determined in accordance with GAAP as an indicator of the Fund's performance.

Forward-Looking Information

The information contained in this Management's Discussion and Analysis contains certain forward-looking statements that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets" and similar expressions. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, fluctuations in operating results and certain other risks detailed from time

to time in the Fund's public disclosure documents. Undue reliance should not be placed on these forward-looking statements as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Such forward-looking statements are expressly qualified by the above statements.

consolidated balance sheets

(In thousands of dollars)

| | June 30 2005 (Unaudited) | December 31 2004 (Audited) |
|---|---|---|
| Assets | | |
| Current assets: | | |
| Accounts receivable | $ 24,568 | $ 26,432 |
| | 24,568 | 26,432 |
| Property, plant and equipment | 1,142,056 | 1,160,613 |
| Goodwill and other | 359,716 | 361,855 |
| | $1,526,340 | $1,548,900 |
| Liabilities and Unitholders' Equity | | |
| Current liabilities: | | |
| Bank indebtedness | $ 6,787 | $ 2,971 |
| Accounts payable and accrued liabilities | 14,694 | 11,668 |
| Distributions payable to Unitholders | 9,183 | 9,007 |
| Current portion of long-term debt | 8,866 | 3,522 |
| Current portion of convertible debentures | 9,106 | |
| | 48,636 | 27,168 |
| Long-term debt | 417,816 | 430,866 |
| Convertible debentures | 234,830 | 251,663 |
| Accrued benefit liability | 680 | 1,124 |
| Asset retirement obligations | 19,210 | 15,729 |
| Future income taxes | 152,612 | 167,300 |
| | 873,784 | 893,850 |
| Unitholders' equity: | | |
| Trust Units (note 3) | 965,197 | 941,902 |
| Earnings to date | 316,661 | 287,735 |
| Distributions to date | (629,302) | (574,587) |
| | 652,556 | 655,050 |

Contingencies (note 4)
Subsequent events (note 5)

| | | |
|---|---|---|
| | $1,526,340 | $1,548,900 |

See accompanying notes to the consolidated financial statements

consolidated statements of earnings
(Unaudited)

(In thousands of dollars, except per Trust Unit amounts)

| | 3 Months Ended June 30, 2005 | 3 Months Ended June 30, 2004 | 6 Months Ended June 30, 2005 | 6 Months Ended June 30, 2004 |
|---|---|---|---|---|
| Revenue | 68,215 | $ 67,283 | $ 137,318 | $ 136,309 |
| Expenses: | | | | |
| Operations | 24,763 | 27,727 | 49,736 | 54,268 |
| General and administrative | 4,940 | 3,652 | 9,056 | 7,276 |
| Management fee | 269 | 254 | 534 | 506 |
| Depreciation and amortization | 21,333 | 21,663 | 41,901 | 43,188 |
| Accretion on asset retirement obligations | 255 | 238 | 509 | 476 |
| Other | (1,964) | (736) | (1,953) | (559) |
| | 49,596 | 52,798 | 99,783 | 105,155 |
| Earnings before interest and taxes | 18,619 | 14,485 | 37,535 | 31,154 |
| Interest on long-term debt | 6,332 | 5,596 | 12,863 | 10,963 |
| Interest on convertible debentures | 4,762 | 5,043 | 9,538 | 10,034 |
| Earnings before taxes | 7,525 | 3,846 | 15,134 | 10,157 |
| Capital and income taxes | 496 | 510 | 896 | 1,020 |
| Future income tax reduction | (7,344) | (8,000) | (14,688) | (20,800) |
| Net earnings | 14,373 | 11,336 | 28,926 | 29,937 |
| Earnings to date, beginning of period | 302,288 | 245,913 | 287,735 | 227,312 |
| Earnings to date, end of period | $ 316,661 | $ 257,249 | $ 316,661 | $ 257,249 |
| Earnings per Trust Unit Basic and diluted | $ 0.14 | $ 0.11 | $ 0.28 | $ 0.30 |

See accompanying notes to the consolidated financial statements

consolidated statement of cash flows
(Unaudited)

(In thousands of dollars)

| | 3 Months Ended June 30, 2005 | 3 Months Ended June 30, 2004 | 6 Months Ended June 30, 2005 | 6 Months Ended June 30, 2004 |
|---|---|---|---|---|
| Cash provided by (used in): | | | | |
| Operating activities: | | | | |
| Net earnings | $ 14,373 | $ 11,336 | $ 28,926 | $ 29,937 |
| Items not involving cash: | | | | |
| Depreciation and amortization | 21,333 | 21,663 | 41,901 | 43,188 |
| Accretion on asset retirement obligations | 255 | 238 | 509 | 476 |
| Future income tax reduction | (7,344) | (8,000) | (14,688) | (20,800) |
| Employee future benefits expense | 1,035 | 1,058 | 1,890 | 1,808 |
| Other | 87 | 102 | 177 | 204 |
| Cash flow from operations | 29,739 | 26,397 | 58,715 | 54,813 |
| Change in non-cash working capital | (3,347) | (2,692) | 4,890 | 2,941 |
| Employee future benefit contributions | (1,167) | (1,102) | (2,334) | (1,102) |
| | 25,225 | 22,603 | 61,271 | 56,652 |
| Financing activities: | | | | |
| Bank borrowings | (3,318) | 789 | (7,706) | 19,788 |
| Issue of private notes (net of costs) | | 247,173 | | 247,173 |
| Repayment of AOSPL expansion facility | | (139,600) | | (139,600) |
| Repayment of bank facilities | | (110,400) | | (110,400) |
| Issue of Trust Units on exercise of options | | 45 | | 1,608 |
| Issue of Trust Units | 7,823 | 7,500 | 15,568 | 14,750 |
| Distributions to Unitholders - current year | (27,401) | (26,351) | (45,532) | (43,779) |
| Distributions to Unitholders - prior year | | | (9,007) | (8,642) |
| | (22,896) | (20,844) | (46,677) | (19,102) |
| Investing activities: | | | | |
| AOSPL expansion | (186) | (3,458) | (374) | (24,037) |
| Capital expenditures | (10,114) | (6,315) | (18,036) | (10,985) |
| Change in non-cash working capital | | 280 | | (10,570) |

| | | | | |
|---|---|---|---|---|
| | (10,300) | (9,493) | (18,410) | (45,592) |
| Change in cash | (7,971) | (7,734) | (3,816) | (8,042) |
| Cash (bank indebtedness), beginning of period | 1,184 | 2,958 | (2,971) | 3,266 |
| Bank indebtedness, end of period | $ (6,787) | $ (4,776) | $ (6,787) | $ (4,776) |
| Other cash disclosures: | | | | |
| Interest on long-term debt paid | $ (8,289) | $ (4,584) | $ (11,879) | $ (9,628) |
| Interest on convertible debentures paid | $ (9,024) | $ (9,497) | $ (9,461) | $ (10,056) |
| Taxes paid | $ (377) | $ (495) | $ (821) | $ (990) |

See accompanying notes to the consolidated financial statements

Notes to the consolidated financial statements:
(Tabular amounts in thousands of dollars, except per Trust Unit amounts)

1. Significant accounting policies:

The interim consolidated financial statements of Pembina Pipeline Income Fund ("the Fund") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The disclosure provided below is incremental to that included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Fund's annual report for the year ended December 31, 2004.

2. Business segments:

The Fund conducts its operations through two operating segments: Pipeline Operations and Ethylene Storage Operations.

Pipeline Operations consist of the operations of pipelines and related facilities to deliver crude oil, condensates and natural gas liquids in Alberta and British Columbia.

Ethylene Storage Operations consist of the Fund's direct and indirect interest in the Fort Saskatchewan Ethylene Storage Partnership (the "Partnership"). The Partnership owns and operates an underground ethylene storage facility and related lands and equipment.

The financial results of the business segments are as follows:

| | Pipeline Operations | Ethylene Storage Operations | 2005 Total | Pipeline Operations | Ethylene Storage Operations | 2004 Total |
|---|---|---|---|---|---|---|

| | | | | | | |
|---|---|---|---|---|---|---|
| Three months ended June 30 | | | | | | |
| Revenue | $ 63,060 | $ 5,155 | $ 68,215 | $ 61,998 | $ 5,285 | $ 67,283 |
| Expenses | | | | | | |
| Operations | 23,913 | 850 | 24,763 | 26,831 | 896 | 27,727 |
| General and administrative | 4,940 | | 4,940 | 3,652 | | 3,652 |
| Management fee | 269 | | 269 | 254 | | 254 |
| Depreciation and amortization | 19,039 | 2,294 | 21,333 | 19,248 | 2,415 | 21,663 |
| Accretion on asset retirement obligations | 255 | | 255 | 238 | | 238 |
| Other | (1,964) | | (1,964) | (736) | | (736) |
| | 46,452 | 3,144 | 49,596 | 49,487 | 3,311 | 52,798 |
| Earnings before interest and taxes | $ 16,608 | $ 2,011 | $ 18,619 | $ 12,511 | $ 1,974 | $ 14,485 |
| Six months ended June 30 | | | | | | |
| Revenue | $126,973 | $10,345 | $137,318 | $125,658 | $10,651 | $136,309 |
| Expenses | | | | | | |
| Operations | 48,028 | 1,708 | 49,736 | 52,330 | 1,938 | 54,268 |
| General and administrative | 9,056 | | 9,056 | 7,276 | | 7,276 |
| Management fee | 534 | | 534 | 506 | | 506 |
| Depreciation and amortization | 37,313 | 4,588 | 41,901 | 38,351 | 4,837 | 43,188 |
| Accretion on asset retirement obligations | 509 | | 509 | 476 | | 476 |
| Other | (1,953) | | (1,953) | (559) | | (559) |
| | 93,487 | 6,296 | 99,783 | 98,380 | 6,775 | 105,155 |
| Earnings before interest and taxes | $ 33,486 | $ 4,049 | $ 37,535 | $ 27,278 | $ 3,876 | $ 31,154 |

3. Trust Units:

The Fund is authorized to create and issue an unlimited number of Trust Units.

| | Trust Units | Amount |
| --- | --- | --- |
| Balance, January 1, 2004 | 98,766,465 | $ 896,132 |
| Exercise of Trust Unit options | 309,020 | 3,030 |
| Debenture conversions | 1,316,091 | 12,990 |
| Distribution Reinvestment Plan | 2,541,645 | 29,750 |
| Balance, December 31, 2004 | 102,933,221 | 941,902 |
| Exercise of Trust Unit options | 292,081 | 3,068 |
| Debenture conversions | 759,622 | 7,727 |
| Distribution Reinvestment Plan | 963,634 | 12,500 |
| Balance, June 30, 2005 | 104,948,558 | $ 965,197 |

The net earnings per Trust Unit are based on earnings available to Unitholders and the weighted average Trust Units outstanding for the period. The earnings available to Unitholders for the second quarter was $14.4 million (2004 - $11.3 million). The weighted average Trust Units outstanding for the second quarter were 104,660,000 Units (2004 - 100,206,000).

The diluted earnings per Trust Unit are based on net earnings and the weighted average Trust Units outstanding adjusted for the dilutive effect of convertible debentures and employee Trust Unit options. The net earnings for the second quarter was $19.1 million (2004 - $16.4 million). In computing diluted earnings per Trust Unit, 21,343,000 Trust Units (2004 - 22,894,000) were added to the weighted average Trust Units outstanding for the second quarter for the dilutive effect of convertible debentures and employee Trust Unit options. Diluted earnings per Trust Unit are not disclosed as the amounts are anti-dilutive. At June 30, 2005, 845,886 options (June 30, 2004 - 1,290,661) were outstanding and exercisable at a weighted average price of $9.74 (June 30, 2004 - $9.89).

4. Contingencies:

The Fund is involved in a dispute with the shippers on the AOSPL pipeline with respect to the interpretation of a transportation agreement and the inclusion of income tax in its tolls. These shippers have challenged amounts totaling approximately $13.1 million charged by the Fund's subsidiary going back to the year ended 2002. The parties involved have agreed to enter into arbitration in regards to this issue. Management's opinion is that income taxes are appropriately included in the tolls and, accordingly, no recognition of a liability or loss has been made at this time.

5. Subsequent events:

On July 21, 2005, $40 million in 7.35% Convertible Debentures were converted into 3.2 million Trust Units. On July 22, 2005, a further $12 million in 7.35% Convertible Debentures were converted into 1.0 million Trust Units. The effect of this transaction is the future reduction of interest on convertible debentures as reported on the consolidated statement of earnings by approximately $1.0 million per quarter, and the increase of quarterly distributions to Unitholders by approximately $1.1 million.

---

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Exchange Listing and Trading Symbols:

The Toronto Stock Exchange
Trust Units Symbol: PIF.UN
8.25% Convertible Debentures Symbol: PIF.DB
7.50% Convertible Debentures Symbol: PIF.DB.A
7.35% Convertible Debentures Symbol: PIF.DB.B

Trustee, Registrar and Transfer Agent:

Computershare Trust Company of Canada Shareholder Communications:
1-888-267-6555

Corporate Office:

700 - 9th Avenue S.W.
P.O. Box 1948
Calgary, Alberta T2P 2M7
Telephone: (403) 231-7500
Fax: (403) 237-0254

Investor Information:

e-mail:
investor-relations(at)pembina.com
Telephone: (403) 231-7500
1-888-428-3222
Fax: (403) 691-7356
Website: www.pembina.com

Quarterly Results Webcast:

A live internet broadcast of Pembina's second Quarter 2005 Results conference call is scheduled for July 29, 2005 at 8:00 a.m. Calgary (10:00 a.m. Eastern, 7:00 a.m. Pacific). Those wishing to access the webcast are invited to visit Pembina's website located at www.pembina.com, or the host site at www.newswire.ca/webcast. An archive of the call will be available on-line for 90 days following the broadcast date.

Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan:

Pembina offers a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan to eligible Unitholders of the Pembina Pipeline Income Fund.

The Plan allows participants an opportunity to:

- reinvest distributions into Trust Units at a 5 percent discount to a weighted average market price, under the distribution reinvestment component of the Plan; or,

- realize 2 percent more cash on their distributions, under the premium distribution component of the Plan;

- eligible Unitholders may also make optional Trust Unit purchases at the weighted average market price.

A brochure, detailing administration of the Plan and eligibility and enrolment information, is available on-line on Pembina's web site located at www.pembina.com, or call 1-888-428-3222 to receive a copy by mail. Unitholders wishing to enroll in the Plan are asked to contact their broker, investment dealer, financial institution or other nominee through which the Trust Units are held.

---

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of

historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, such as loss of market, regulatory matters, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources.

>>

%SEDAR: 00008906E

/For further information: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 13:22e 28-JUL-05

# consolidated balance sheets

(In thousands of dollars)

| | June 30 2005 (Unaudited) | December 31 2004 (Audited) |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Accounts receivable | **$ 24,568** | $ 26,432 |
| | **24,568** | 26,432 |
| Property, plant and equipment | **1,142,056** | 1,160,613 |
| Goodwill and other | **359,716** | 361,855 |
| | **$ 1,526,340** | $ 1,548,900 |
| **Liabilities and Unitholders' Equity** | | |
| Current liabilities: | | |
| Bank indebtedness | **$ 6,787** | $ 2,971 |
| Accounts payable and accrued liabilities | **14,694** | 11,668 |
| Distributions payable to Unitholders | **9,183** | 9,007 |
| Current portion of long-term debt | **8,866** | 3,522 |
| Current portion of convertible debentures | **9,106** | |
| | **48,636** | 27,168 |
| Long-term debt | **417,816** | 430,866 |
| Convertible debentures | **234,830** | 251,663 |
| Accrued benefit liability | **680** | 1,124 |
| Asset retirement obligations | **19,210** | 15,729 |
| Future income taxes | **152,612** | 167,300 |
| | **873,784** | 893,850 |
| Unitholders' equity: | | |
| Trust Units (note 3) | **965,197** | 941,902 |
| Earnings to date | **316,661** | 287,735 |
| Distributions to date | **(629,302)** | (574,587) |
| | **652,556** | 655,050 |
| Contingencies (note 4) | | |
| Subsequent events (note 5) | | |
| | **$ 1,526,340** | $ 1,548,900 |

*See accompanying notes to the consolidated financial statements*

# consolidated statements of earnings
(Unaudited)

(In thousands of dollars, except per Trust Unit amounts)

| | 3 Months Ended June 30, 2005 | 3 Months Ended June 30, 2004 | 6 Months Ended June 30, 2005 | 6 Months Ended June 30, 2004 |
|---|---|---|---|---|
| Revenue | $ 68,215 | $ 67,283 | $ 137,318 | $ 136,309 |
| Expenses: | | | | |
| Operations | 24,763 | 27,727 | 49,736 | 54,268 |
| General and administrative | 4,940 | 3,652 | 9,056 | 7,276 |
| Management fee | 269 | 254 | 534 | 506 |
| Depreciation and amortization | 21,333 | 21,663 | 41,901 | 43,188 |
| Accretion on asset retirement obligations | 255 | 238 | 509 | 476 |
| Other | (1,964) | (736) | (1,953) | (559) |
| | 49,596 | 52,798 | 99,783 | 105,155 |
| Earnings before interest and taxes | 18,619 | 14,485 | 37,535 | 31,154 |
| Interest on long-term debt | 6,332 | 5,596 | 12,863 | 10,963 |
| Interest on convertible debentures | 4,762 | 5,043 | 9,538 | 10,034 |
| Earnings before taxes | 7,525 | 3,846 | 15,134 | 10,157 |
| Capital and income taxes | 496 | 510 | 896 | 1,020 |
| Future income tax reduction | (7,344) | (8,000) | (14,688) | (20,800) |
| Net earnings | 14,373 | 11,336 | 28,926 | 29,937 |
| Earnings to date, beginning of period | 302,288 | 245,913 | 287,735 | 227,312 |
| Earnings to date, end of period | $ 316,661 | $ 257,249 | $ 316,661 | $ 257,249 |
| Earnings per Trust Unit | | | | |
| Basic and diluted | $ 0.14 | $ 0.11 | $ 0.28 | $ 0.30 |

*See accompanying notes to the consolidated financial statements*

# consolidated statement of cash flows

(Unaudited)

(In thousands of dollars)

| | 3 Months Ended June 30, 2005 | 3 Months Ended June 30, 2004 | 6 Months Ended June 30, 2005 | 6 Months Ended June 30, 2004 |
|---|---|---|---|---|
| Cash provided by (used in): | | | | |
| Operating activities: | | | | |
| Net earnings | $ **14,373** | $ 11,336 | $ **28,926** | $ 29,937 |
| Items not involving cash: | | | | |
| Depreciation and amortization | **21,333** | 21,663 | **41,901** | 43,188 |
| Accretion on asset retirement obligations | **255** | 238 | **509** | 476 |
| Future income tax reduction | **(7,344)** | (8,000) | **(14,688)** | (20,800) |
| Employee future benefits expense | **1,035** | 1,058 | **1,890** | 1,808 |
| Other | **87** | 102 | **177** | 204 |
| Cash flow from operations | **29,739** | 26,397 | **58,715** | 54,813 |
| Change in non-cash working capital | **(3,347)** | (2,692) | **4,890** | 2,941 |
| Employee future benefit contributions | **(1,167)** | (1,102) | **(2,334)** | (1,102) |
| | **25,225** | 22,603 | **61,271** | 56,652 |
| Financing activities: | | | | |
| Bank borrowings | **(3,318)** | 789 | **(7,706)** | 19,788 |
| Issue of private notes (net of costs) | | 247,173 | | 247,173 |
| Repayment of AOSPL expansion facility | | (139,600) | | (139,600) |
| Repayment of bank facilities | | (110,400) | | (110,400) |
| Issue of Trust Units on exercise of options | | 45 | | 1,608 |
| Issue of Trust Units | **7,823** | 7,500 | **15,568** | 14,750 |
| Distributions to Unitholders - current year | **(27,401)** | (26,351) | **(45,532)** | (43,779) |
| Distributions to Unitholders - prior year | | | **(9,007)** | (8,642) |
| | **(22,896)** | (20,844) | **(46,677)** | (19,102) |
| Investing activities: | | | | |
| AOSPL expansion | **(186)** | (3,458) | **(374)** | (24,037) |
| Capital expenditures | **(10,114)** | (6,315) | **(18,036)** | (10,985) |
| Change in non-cash working capital | | 280 | | (10,570) |
| | **(10,300)** | (9,493) | **(18,410)** | (45,592) |
| Change in cash | **(7,971)** | (7,734) | **(3,816)** | (8,042) |
| Cash (bank indebtedness), beginning of period | **1,184** | 2,958 | **(2,971)** | 3,266 |
| Bank indebtedness, end of period | $ **(6,787)** | $ (4,776) | $ **(6,787)** | $ (4,776) |
| Other cash disclosures: | | | | |
| Interest on long-term debt paid | $ **(8,289)** | $ (4,584) | $ **(11,879)** | $ (9,628) |
| Interest on convertible debentures paid | $ **(9,024)** | $ (9,497) | $ **(9,461)** | $ (10,056) |
| Taxes paid | $ **(377)** | $ (495) | $ **(821)** | $ (990) |

*See accompanying notes to the consolidated financial statements*

Notes to the consolidated financial statements:
(Tabular amounts in thousands of dollars, except per Trust Unit amounts)

1. **Significant accounting policies:**

The interim consolidated financial statements of Pembina Pipeline Income Fund ("the Fund") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The disclosure provided below is incremental to that included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Fund's annual report for the year ended December 31, 2004.

2. **Business segments:**

The Fund conducts its operations through two operating segments: Pipeline Operations and Ethylene Storage Operations.

Pipeline Operations consist of the operations of pipelines and related facilities to deliver crude oil, condensates and natural gas liquids in Alberta and British Columbia.

Ethylene Storage Operations consist of the Fund's direct and indirect interest in the Fort Saskatchewan Ethylene Storage Partnership (the "Partnership"). The Partnership owns and operates an underground ethylene storage facility and related lands and equipment.

The financial results of the business segments are as follows:

| | Pipeline Operations | Ethylene Storage Operations | 2005 Total | Pipeline Operations | Ethylene Storage Operations | 2004 Total |
|---|---|---|---|---|---|---|
| **Three months ended June 30** | | | | | | |
| Revenue | $ 63,060 | $ 5,155 | $ 68,215 | $ 61,998 | $ 5,285 | $ 67,283 |
| Expenses | | | | | | |
| Operations | 23,913 | 850 | 24,763 | 26,831 | 896 | 27,727 |
| General and administrative | 4,940 | | 4,940 | 3,652 | | 3,652 |
| Management fee | 269 | | 269 | 254 | | 254 |
| Depreciation and amortization | 19,039 | 2,294 | 21,333 | 19,248 | 2,415 | 21,663 |
| Accretion on asset retirement obligations | 255 | | 255 | 238 | | 238 |
| Other | (1,964) | | (1,964) | (736) | | (736) |
| | 46,452 | 3,144 | 49,596 | 49,487 | 3,311 | 52,798 |
| Earnings before interest and taxes | $ 16,608 | $ 2,011 | $ 18,619 | $ 12,511 | $ 1,974 | $ 14,485 |
| **Six months ended June 30** | | | | | | |
| Revenue | $ 126,973 | $ 10,345 | $ 137,318 | $ 125,658 | $ 10,651 | $ 136,309 |
| Expenses | | | | | | |
| Operations | 48,028 | 1,708 | 49,736 | 52,330 | 1,938 | 54,268 |
| General and administrative | 9,056 | | 9,056 | 7,276 | | 7,276 |
| Management fee | 534 | | 534 | 506 | | 506 |
| Depreciation and amortization | 37,313 | 4,588 | 41,901 | 38,351 | 4,837 | 43,188 |
| Accretion on asset retirement obligations | 509 | | 509 | 476 | | 476 |
| Other | (1,953) | | (1,953) | (559) | | (559) |
| | 93,487 | 6,296 | 99,783 | 98,380 | 6,775 | 105,155 |
| Earnings before interest and taxes | $ 33,486 | $ 4,049 | $ 37,535 | $ 27,278 | $ 3,876 | $ 31,154 |

3. **Trust Units:**

The Fund is authorized to create and issue an unlimited number of Trust Units.

| | Trust Units | Amount |
|---|---|---|
| Balance, January 1, 2004 | 98,766,465 | $ 896,132 |
| Exercise of Trust Unit options | 309,020 | 3,030 |
| Debenture conversions | 1,316,091 | 12,990 |
| Distribution Reinvestment Plan | 2,541,645 | 29,750 |
| Balance, December 31, 2004 | 102,933,221 | 941,902 |
| Exercise of Trust Unit options | 292,081 | 3,068 |
| Debenture conversions | 759,622 | 7,727 |
| Distribution Reinvestment Plan | 963,634 | 12,500 |
| Balance, June 30, 2005 | 104,948,558 | $ 965,197 |

The net earnings per Trust Unit are based on earnings available to Unitholders and the weighted average Trust Units outstanding for the period. The earnings available to Unitholders for the second quarter was $14.4 million (2004 - $11.3 million). The weighted average Trust Units outstanding for the second quarter were 104,660,000 Units (2004 - 100,206,000).

The diluted earnings per Trust Unit are based on net earnings and the weighted average Trust Units outstanding adjusted for the dilutive effect of convertible debentures and employee Trust Unit options. The net earnings for the second quarter was $19.1 million (2004 - $16.4 million). In computing diluted earnings per Trust Unit, 21,343,000 Trust Units (2004 - 22,894,000) were added to the weighted average Trust Units outstanding for the second quarter for the dilutive effect of convertible debentures and employee Trust Unit options. Diluted earnings per Trust Unit are not disclosed as the amounts are anti-dilutive. At June 30, 2005, 845,886 options (June 30, 2004 - 1,290,661) were outstanding and exercisable at a weighted average price of $9.74 (June 30, 2004 - $9.89).

4. **Contingencies:**

The Fund is involved in a dispute with the shippers on the AOSPL pipeline with respect to the interpretation of a transportation agreement and the inclusion of income tax in its tolls. These shippers have challenged amounts totaling approximately $13.1 million charged by the Fund's subsidiary going back to the year ended 2002. The parties involved have agreed to enter into arbitration in regards to this issue. Management's opinion is that income taxes are appropriately included in the tolls and, accordingly, no recognition of a liability or loss has been made at this time.

5. **Subsequent events:**

On July 21, 2005, $40 million in 7.35% Convertible Debentures were converted into 3.2 million Trust Units. On July 22, 2005, a further $12 million in 7.35% Convertible Debentures were converted into 1.0 million Trust Units. The effect of this transaction is the future reduction of interest on convertible debentures as reported on the consolidated statement of earnings by approximately $1.0 million per quarter, and the increase of quarterly distributions to Unitholders by approximately $1.1 million.

## CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, PETER D. ROBERTSON, Vice President, Finance and Chief Financial Officer of Pembina Management Inc., as Administrator of Pembina Pipeline Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Pembina Pipeline Income Fund, (the issuer) for the interim period ending June 30, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 26, 2005

[Signed Peter D. Robertson]

Peter D. Robertson
Vice President, Finance and Chief Financial Officer
Pembina Management Inc.

**CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD**

I, ROBERT B. MICHALESKI, President and Chief Executive Officer of Pembina Management Inc., as Administrator of Pembina Pipeline Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Pembina Pipeline Income Fund, (the issuer) for the interim period ending June 30, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 26, 2005



[Signed Robert B. Michaleski]

Robert B. Michaleski
President and Chief Executive Officer
Pembina Management Inc.

| HIGHLIGHTS<br>*($ millions except where noted)* | 2005 | 2004 | % Change |
|---|---|---|---|
| **Three months ended June 30** | | | |
| Average Throughput - Conventional (mbbls/day) | 419.4 | 420.8 | (0.3) |
| Average Throughput - AOSPL (mbbls/day) | 238.0 | 223.6 | 6.4 |
| Revenue | 68.2 | 67.3 | 1.4 |
| Operating Expense | 24.8 | 27.7 | (10.7) |
| Net Operating Income[1] | 43.4 | 39.6 | 9.8 |
| General & Administrative Expense | 4.9 | 3.7 | 35.3 |
| Interest Expense | 6.3 | 5.6 | 13.2 |
| Distributed Cash[1] | 27.5 | 26.4 | 4.0 |
| $ Per Trust Unit | $0.2625 | $0.2625 | – |
| **Six months ended June 30** | | | |
| Average Throughput - Conventional (mbbls/day) | 432.5 | 439.1 | (1.5) |
| Average Throughput - AOSPL (mbbls/day) | 200.2 | 241.2 | (17.0) |
| Revenue | 137.3 | 136.3 | 0.7 |
| Operating Expense | 49.7 | 54.3 | (8.4) |
| Net Operating Income[1] | 87.6 | 82.0 | 6.8 |
| General & Administrative Expense | 9.1 | 7.3 | 24.5 |
| Interest Expense | 12.9 | 11.0 | 17.3 |
| Distributed Cash[1] | 54.7 | 52.6 | 4.0 |
| $ Per Trust Unit | $0.5250 | $0.5250 | – |

[1] Refer to "Non-GAAP Measures" below.

## Management's Discussion and Analysis

*This Management's Discussion and Analysis is dated July 28, 2005 and is supplementary to, and should be read in conjunction with, the attached unaudited comparative interim financial statements and notes as at and for the three and six months ended June 30, 2005, along with Management's Discussion and Analysis and audited financial statements and notes for the years ended December 31, 2004 and 2003. The following financial information has been prepared in accordance with Canadian generally accepted accounting principles.*

*This MD&A has been reviewed and approved by both the Audit Committee of the Board of Directors and by the Board of Directors. All amounts are listed in Canadian dollars unless otherwise specified.*

***Fund Description***

Pembina Pipeline Income Fund is among the predominant issuers in the Canadian energy infrastructure trust sector. Pembina's extensive network of conventional liquids feeder pipelines, oil sands transportation infrastructure and ethylene storage provide an integral service to the western Canadian energy industry.

Pembina Pipeline Income Fund, an unincorporated open-ended trust, pays monthly cash distributions to Unitholders. Pembina's publicly-traded securities trade on the Toronto Stock Exchange under the symbols: PIF.UN - Trust Units; PIF.DB, PIF.DB.A, and PIF.DB.B - convertible debentures. Pembina's corporate head office is located in Calgary, Alberta.

*Fund Strategy*

Pembina's principle strategy is to provide stable distributions to Unitholders that are sustainable over the long term while pursuing opportunities for accretive growth. Pembina employs an asset portfolio strategy and has, over the past seven years, developed a diversified base of long-life energy infrastructure in three distinct segments: conventional pipeline systems, contract-based oil sands infrastructure and ethylene storage. The targeted balance of contract-based and flexible toll-based revenue, along with even exposure across the light end of the petroleum liquids spectrum, supports the stability and sustainability of results that characterizes Pembina's operations.

## Results from Operations

| *($ millions except where noted)* | Alberta | BC[1] | AOSPL | Ethylene Storage | Total |
|---|---|---|---|---|---|
| **Three months ended June 30** | | | | | |
| **2005** | | | | | |
| Throughput (mbbls/day) | 396.5 | 22.9 | 238.0 | – | 657.4 |
| Revenue | $ 43.5 | $ 6.4 | $ 13.1 | $ 5.2 | $ 68.2 |
| Operating expense | 15.8 | 4.1 | 4.0 | 0.9 | 24.8 |
| Net operating income[2] | 27.7 | 2.3 | 9.1 | 4.3 | 43.4 |
| Capital expenditures | 6.9 | 2.5 | 0.9 | – | 10.3 |
| Operating expense ($/bbl)[3] | 0.44 | 0.81 | 0.19 | – | 0.38 |
| Average revenue ($/bbl)[3] | 1.21 | 1.30 | 0.61 | – | 1.01 |
| **2004** | | | | | |
| Throughput (mbbls/day) | 393.2 | 27.6 | 223.6 | – | 644.4 |
| Revenue | $ 41.7 | $ 6.4 | $ 13.9 | $ 5.3 | $ 67.3 |
| Operating expense | 18.2 | 4.0 | 4.6 | 0.9 | 27.7 |
| Net operating income[2] | 23.5 | 2.4 | 9.3 | 4.4 | 39.6 |
| Capital expenditures | 4.6 | 1.7 | 3.5 | – | 9.8 |
| Operating expense ($/bbl)[3] | 0.51 | 0.70 | 0.23 | – | 0.44 |
| Average revenue ($/bbl)[3] | 1.17 | 1.10 | 0.68 | – | 1.00 |
| **Six months ended June 30** | | | | | |
| **2005** | | | | | |
| Throughput (mbbls/day) | 409.7 | 22.8 | 200.2 | – | 632.7 |
| Revenue | $ 88.7 | $ 13.0 | $ 25.3 | $ 10.3 | $ 137.3 |
| Operating expense | 32.7 | 8.1 | 7.2 | 1.7 | 49.7 |
| Net operating income[2] | 56.0 | 4.9 | 18.1 | 8.6 | 87.6 |
| Capital expenditures | 13.7 | 3.6 | 1.0 | 0.1 | 18.4 |
| Operating expense ($/bbl)[3] | 0.44 | 0.80 | 0.20 | – | 0.40 |
| Average revenue ($/bbl)[3] | 1.20 | 1.29 | 0.70 | – | 1.05 |
| **2004** | | | | | |
| Throughput (mbbls/day) | 411.2 | 27.9 | 241.2 | – | 680.3 |
| Revenue | $ 84.3 | $ 13.3 | $ 28.0 | $ 10.7 | $ 136.3 |
| Operating expense | 33.5 | 8.2 | 10.6 | 2.0 | 54.3 |
| Net operating income[2] | 50.8 | 5.1 | 17.4 | 8.7 | 82.0 |
| Capital expenditures | 5.9 | 5.0 | 24.0 | 0.1 | 35.0 |
| Operating expense ($/bbl)[3] | 0.44 | 0.70 | 0.24 | – | 0.40 |
| Average revenue ($/bbl)[3] | 1.13 | 1.13 | 0.64 | – | 0.96 |

[1] Represents volume transported on the Western system only. Volume transported east on BC pipelines is included in Alberta pipelines' total. Revenue, operating costs and income include both Western and BC gathering system results.

[2] Refer to "Non-GAAP Measures" below.

[3] Excluding ethylene storage results.

## Conventional Systems

Throughput on Pembina's conventional pipeline systems averaged 419,400 barrels per day (bpd) during the second quarter of 2005, consistent with the 420,800 bpd transported during the same period of 2004. As expected, seasonal factors impacted throughput levels during the second quarter, resulting in lower pipeline receipts relative to the first three months of the year. Road bans, plant turnarounds and heavy rainfall all impacted oil and gas production levels during the quarter and are expected to continue to influence product throughput during the remainder of the summer months. Revenue generated by the conventional systems during the second quarter of the year rose 4 percent to $50.0 million, compared to $48.1 million in the same period of 2004. Pembina utilizes toll management, asset rationalization and cost control to maintain operating margins on its conventional systems. Pembina continues to attract new volumes to its conventional pipeline systems by offering reliable, cost-effective transportation service.

### *Alberta Pipelines*

During the first six months of 2005, the Alberta systems transported an average of 409,700 bpd, compared to 411,200 during the same period of 2004. Average daily throughput for the second quarter was 396,500 bpd, versus 393,200 bpd during the second quarter of 2004. Second quarter volumes were lower than the first three months of the year, impacted by seasonal road bans which restricted volumes received at truck unloading facilities and by scheduled maintenance at connected facilities. The Alberta systems generated $43.5 million in revenue during the quarter, a 4 percent increase over the $41.7 million recorded in the second quarter of 2004. Year to date revenue in 2005 is up 5 percent over the first six months of the prior year to $88.7 million. Average revenue per barrel on the Alberta systems of $1.21 for the second quarter and $1.20 during the first six months of 2005, compared to $1.17 and $1.13 per barrel for the same periods in 2004. Effective July 1, 2005, Pembina system tolls were increased by an average of 5 percent to offset higher operating costs.

One of three new connections on the Pembina system came on stream at the end of June, with the other two scheduled for completion during the latter half of 2005. These three receipt points connect production derived from renewed industry development of the Nisku zone. Facilities for the three new connections have been sized to meet the producer-requested handling capacity of up to 36,000 bpd.

Construction of the new natural gas liquids (NGL's) pipeline interconnection between the Peace and Northern pipelines is underway, with completion expected towards the end of the third quarter. Once complete, this new pipeline segment will enable the movement of 25,000 bpd of product off of the Peace system onto the Northern system, providing capacity to attract incremental receipts onto the Peace system of up to 25,000 bpd. A new connection on the Peace system, with potential to add 2,500 bpd of incremental NGL volumes, is currently under construction and is expected to be operational by the fourth quarter of 2005. In addition, expansion of a truck unloading facility on the Peace system is underway and will provide an additional 750 bpd of capacity. In total, three new connections and major facility upgrades are under development on this system, all of which are to be completed this year.

### *BC Pipelines*

The BC pipelines contributed $6.4 million in revenue during the quarter, consistent with both the $6.6 million generated during the first quarter of this year and the $6.4 million generated during the same period in 2004. Revenue for the first six months of 2005 declined slightly from the same period of 2004 to $13.0 million. Average revenue on the BC systems was $1.30 per barrel during the second quarter of the year and $1.29 for the first six months of 2005, compared to $1.10 and $1.13 during the second quarter and first half of 2004, reflecting the returns relating to higher operating and capital cost requirements, which flow through to the revenue requirement on the provincially regulated pipeline systems. The BC gathering systems averaged 32,100 bpd of throughput during the second quarter of 2005, compared to 36,000 bpd during the same period of 2004. Throughputs on the Western system averaged 22,900 bpd during the second quarter, compared to 27,600 bpd in the same period of 2004.

Seasonal road bans and production declines due to turnarounds restricted receipts on the BC pipelines somewhat during the second quarter. In addition, tank work on the Western system at Kamloops continued to cause delivery restrictions into Terasen's pipeline. Volumes on Western were also impacted by the turnaround at the Burnaby refinery that restricted deliveries. BC volumes under restriction were re-routed east on Pembina's Peace system. A new connection is under construction to accept receipt of 600 bpd of crude oil into the Boundary Lake gathering line, with start-up expected during the third quarter of this year.

### AOSPL

AOSPL revenues during the second quarter of 2005 were $13.1 million, up from the $12.2 million generated during the first quarter of this year, but down 6 percent compared to the second quarter of 2004. The decline in revenue year over year is due to the flow through nature of lower system operating costs, specifically lower system power costs during the second quarter of 2005. The long-term returns generated by this contract based system are not throughput dependent. AOSPL volumes averaged 238,000 bpd during the second quarter of 2005, and 200,200 bpd for the first six months of 2005, compared to 223,600 bpd for the second quarter of 2004 and 241,200 bpd for the first six months of 2004.

### Ethylene Storage

Total revenue generated by the ethylene storage facility was stable, generating $5.2 million and $5.3 million in the second quarter of 2005 and 2004, respectively. Revenue for the first six months is $10.3 million, compared with the $10.7 million earned during the first half of 2004. Pembina's 50 percent interest in the Fort Saskatchewan Ethylene Storage Facility generates fixed contracted returns over the term of the agreement that extends through June 2023. Along with very stable, long-term cash flow, this asset provides diversification of Pembina's business into the petrochemical sector without commodity price exposure.

### Expenses

Total operating expenses for the second quarter of 2005 of $24.8 million were 11 percent lower than the $27.7 million incurred during the second quarter of 2004. The large decrease is primarily attributable to lower AOSPL system power costs, as noted above, and to significant one-time costs incurred last year on the Peace system. On a per barrel of throughput basis, excluding AOSPL and the ethylene storage facility, operating costs for the quarter have remained unchanged from the first three months of the year at 48 cents per barrel, and were 9 percent lower than the second quarter of 2004. Expenditures related to Pembina's multi-year "crack tool" program, continued during the first half of 2005. Under this program, designed to utilize new crack detection technology, eight pipelines will be internally tested over a four year period. Two of the pipeline inspections have been completed thus far, and a third inspection will be completed in September of this year, accounting for approximately $5.0 million of the total estimated $12.0 million inspection cost.

General and administrative expenditures for the quarter were $4.9 million compared to $3.7 million a year earlier. The increase is attributable to an increase in staffing levels and market-based salary increases.

## Distributed Cash

| | **3 Months Ended June 30, 2005** | 3 Months Ended June 30, 2004 | **6 Months Ended June 30, 2005** | 6 Months Ended June 30, 2004 |
|---|---|---|---|---|
| Net earnings | **$ 14,373** | $ 11,336 | **$ 28,926** | $ 29,937 |
| Add (deduct): | | | | |
| Depreciation and amortization | **21,333** | 21,663 | **41,901** | 43,188 |
| Accretion on asset retirement obligations | **255** | 238 | **509** | 476 |
| Future income tax reduction | **(7,344)** | (8,000) | **(14,688)** | (20,800) |
| Maintenance capital expenditures | **(666)** | (525) | **(1,084)** | (609) |
| (Increase) decrease in distribution reserve | **(477)** | 1,708 | **(848)** | 416 |
| Distributed cash [1] | **$ 27,474** | $ 26,420 | **$ 54,716** | $ 52,608 |
| Distributed cash per Trust Unit | **$ 0.2625** | $ 0.2625 | **$ 0.5250** | $ 0.5250 |
| Diluted distributed cash per Trust Unit | **$ 0.2558** | $ 0.2543 | **$ 0.5114** | $ 0.5061 |

[1] *Refer to "Non-GAAP Measures" below.*

A distribution reserve is maintained to ensure stability over economic and industry cycles and to absorb the impact of material one-time events. During the first half of 2005, $0.8 million was added to the distribution reserve, resulting in a balance on reserve of $6.0 million at June 30, 2005. Based on Pembina's current outlook for 2005, management is optimistic that the reserve balance will continue to rise over the course of the year to a level where reconsideration of the distribution rate may become appropriate.

## Cash Distributions

Cash distributions are paid by the Fund on a monthly basis to Unitholders of record the last calendar day of each month. Distributions are payable on the 15th day of the month following the record date. During the second quarter of 2005, the Fund declared distributions of $0.2625 per Trust Unit or $27.5 million in aggregate. Unless held in a tax-deferred account, a component of the Fund's cash distribution is taxable in the hands of the Unitholder, with the remaining portion a return of capital. Pembina estimates that 80 percent of the distributions declared in 2005 will be taxable and 20 percent will be a return of capital. For purposes of calculating the capital gains upon disposition of the Trust Units, for most Unitholders, the amount considered a return of capital will reduce the cost base of each Unit.

## Liquidity and Capital Resources

At June 30, 2005, Pembina had $183 million of undrawn capacity on the $260 million in established bank facilities, a $3.0 million increase from March 31, 2005, and a $7.4 million increase from December 31, 2004. The bank facilities include a $230 million revolving credit facility and a $30 million operating line of credit. These facilities are extendible annually by the lenders for 365 day periods, and were extended subsequent to the end of the quarter to July 24, 2006. Should the lenders not extend these facilities, the amounts will be repayable over three years with 25 percent of the principal due in equal quarterly payments over three years, with the balance due at the end of the term. Other debt includes $100 million in Secured Senior Notes due 2017, $175 million in Unsecured Senior Notes due 2014 and $75 million of Floating Rate Senior Notes due 2009. Pembina's long term debt of $427 million, together with $295 million market value of outstanding convertible debentures, resulted in a ratio of debt to total enterprise value of 33 percent at June 30, 2005. This compares to a value for this ratio of 38 percent at the end of the second quarter of 2004 and 34 percent at the end of 2004. Subsequent to the second quarter, $52 million principal amount of the 7.35% convertible debentures were converted to Trust Units, resulting in the issuance of 4.2 million units and a ratio of debt to total enterprise value of 30 percent.

During the second quarter of 2005, net debt financing costs of $6.3 million were recorded and $12.9 million year-to-date, compared with $5.6 million during the second quarter of 2004 and $11.0 million for the first six months of 2004. Interest rate exposure on Pembina's floating rate debt is managed utilizing interest rate swap instruments. At June 30, 2005, Pembina had interest rate swaps in place on a principal amount of $85 million at an average rate of 5.4 percent and an average term to maturity of 2.4 years. The mark-to-market value of these instruments represented an unrealized loss of $2.8 million at June 30, 2005. Pembina has fixed interest on approximately 85 percent of its long-term debt in order to minimize exposure to rising interest rates.

Pembina's success is supported by favourable credit agency ratings. These rating systems recognize the stable profile of the Fund's assets and financial results, as well as the sustainability of the per Trust Unit distributions. The Dominion Bond Rating Service Ltd. (DBRS) has assigned the Pembina Pipeline Income Fund a STA-2 (low) stability rating. DBRS's stability rating scale is from STA-1 to STA-7, with STA-1 representing the highest rating possible, STA-7 the lowest. DBRS's rating system measures the volatility and sustainability of distributions per Trust Unit. Pembina Pipeline Corporation, the Fund's primary operating subsidiary, is also rated by DBRS, which has assigned a senior secured debt rating of 'BBB High' and a 'BBB' senior unsecured debt rating. Pembina Pipeline Corporation is also rated by Standard & Poor's (S&P) as follows: 'BBB' long-term corporate credit, 'BBB plus' senior secured debt and 'BBB' senior unsecured debt. According to S&P's rating system, debt instruments rated BBB have adequate protection parameters.

Pembina recorded $10.3 million of total capital expenditures during the second quarter, compared to $9.8 million during the comparable period of 2004. For the first six months of 2005, total capital expenditures were $18.4 million, a decrease from the $35.0 million spent during the first half of last year. For the first six months of 2005, $12.7 million was expended on new connections and upgrades on the Alberta systems, a material increase over the $5.6 million expended on new developments for the first six months in the prior year. A number of projects are under development on the Alberta systems in 2005, including nine new connections and upgrades and an $18 million natural gas liquids pipeline interconnection. Spending on AOSPL totaled $0.9 million during the second quarter of 2005 and $1.0 million for the first six months of 2005, compared to $3.5 million during the same quarter of 2004 and $24.0 million in the first six months of 2004; the lower current quarter spending due to completion of the AOSPL expansion. $2.5 million of development capital is attributable to the BC pipelines. Maintenance capital of $0.7 million was recorded for the second quarter of 2005 and $1.1 million during the first six months, compared to $0.5 million during the second quarter of 2004 and $0.6 million during the first half of 2004, and is included in the total capital expenditure values recorded above. Development capital is financed utilizing existing credit facilities and Pembina's DRIP program, whereas maintenance capital is financed from the Fund's operating cash flow.

## Contractual Obligations

The Fund is committed to annual payments as follows:

| ($ thousands) | Payments Due By Period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less than 1 year** | **1 - 3 years** | **4 - 5 years** | **After 5 years** |
| Office and Vehicle Leases | $ 14,249 | $ 2,696 | $ 4,156 | $ 2,942 | $ 4,455 |
| Long Term Debt | 426,682 | 8,866 | 159,236 | 14,856 | 243,724 |
| Convertible Debentures | 243,936 | 9,106 | 27,898 | 206,932 | |
| Total Contractual Obligations | $ 684,867 | $ 20,668 | $ 191,290 | $ 224,730 | $ 248,179 |

## Trust Unit Information

The Premium Distribution, Distribution Reinvestment and Optional Cash Purchase Plan raised $7.5 million during the second quarter and $12.5 million during the first six months of this year, consistent with the prior year. The plan continues to attract significant Unitholder interest, and targeted plan proceeds for 2005 have been adjusted from the initial target of $15 million to $30 million. Plan proceeds will be directed towards debt repayment and funding Pembina's 2005 capital program.

The Fund's Trust Units, together with each of the three series of convertible debentures, are traded on the Toronto Stock Exchange.

| | July 25, 2005 | June 30, 2005 | June 30, 2004 |
|---|---|---|---|
| Trust Units Outstanding | **109.5** | 104.9 | 100.9 |
| Average Daily Volume (Units per day) | **232,000**[1] | 160,000 | 244,400 |
| Unit Trading Price ($/Unit) [3] | **$ 14.17** | $ 13.90 | $ 11.70 |
| Principal Amount of Debentures Outstanding ($millions) | **$ 200.8**[2] | $ 254.5 | $ 268.50 |
| 8.25% Convertible Debentures Trading Price [3] | **$ 158.00** | $ 154.65 | $ 124.00 |
| 7.50% Convertible Debentures Trading Price [3] | **$ 133.00** | $ 133.00 | $ 110.51 |
| 7.35% Convertible Debentures Trading Price [3] | **$ 114.00** | $ 111.85 | $ 104.50 |
| Total Market Value of Securities Outstanding ($millions) [3] | **$ 1,790.0** | $ 1,760.0 | $ 1,470.0 |

Pembina's convertible debentures are convertible to Trust Units at conversion prices of ($/Unit):

| | |
|---|---|
| 8.25% Convertible Debentures | $ 9.00 |
| 7.50% Convertible Debentures | $ 10.50 |
| 7.35% Convertible Debentures | $ 12.50 |

[1] Based on the 16 trading days from July 1 to July 25, 2005, inclusive.

[2] Full conversion to Trust Units of the remaining principal amount of the three debenture issues as at July 25, 2005 would result in the issuance of 16.8 million Trust Units.

[3] Based on closing values as at July 25, 2005, June 30, 2005 and June 30, 2004.

### New Developments and Outlook

Pembina continues to expand and diversify its business and 2005 is expected to be a record year in terms of new developments. Five new connections and five upgrades are expected to be complete by year-end, and several new initiatives are currently underway.

*Oil and natural gas exploration activity in western Canada continues at a rapid pace, fueled by both high commodity* prices and market concern over supply issues. Pembina benefits from this elevated industry activity, as new discoveries and development activity in Pembina's conventional pipeline service areas is expected to offset natural declines on connected reserves and, on some systems, may be significant enough to provide year-over-year throughput growth in 2005.

The Pembina oil and gas production region located in south-central Alberta has attracted renewed exploration interest following a series of new discoveries in the Nisku zone. Industry development of this play has resulted in a material increase in projected receipts on the Pembina system. Pembina has entered into three new connection agreements for the construction of new facilities that will have a combined capacity of 36,000 bpd. Ongoing industry investment in this region indicates further development of this play.

Following the favourable outcome of a Pembina system shippers meeting conducted late in the second quarter of 2005, Pembina will proceed with the construction of product segregation facilities on that system. Increasing sulphur levels on Pembina system volumes has necessitated the planning and development of new facilities designed to segregate high sulphur content crude oil from the light sweet crude oil. This project will allow Pembina to maintain a high quality crude oil stream as well as offer shippers on the pipeline a wider array of services. The facilities are expected to be complete and in service in twelve to eighteen months. Pembina will recover the capital expended on this project, initially estimated at approximately $23 million, through an incremental toll on crude oil receipts on the Pembina system.

Oil sands development in northeastern Alberta continues to attract significant domestic and international interest, with several project expansions and new initiatives moving forward. Pembina is very well positioned to offer competitive transportation service to several of the proposed facilities and has been actively pursuing business development activity in this area. Pembina is focused on pursuing both further expansion of AOSPL system capacity and on opportunities to construct new infrastructure to meet the transportation needs in this rapidly developing region.

Pembina announced a joint venture agreement (JV) with Keyera Energy during the second quarter. This JV is the first initiative undertaken by Pembina's newly created midstream business unit, established to generate cash flow accretion by leveraging Pembina's infrastructure and market position to create new revenue streams and commercial value. Pembina is actively evaluating opportunities to develop similar new business on several other pipeline systems and expects to grow this business unit over time as Pembina's resources and expertise are developed.

During the second quarter Standard & Poor's (S&P) announced that income trusts will be transitioned into the S&P/TSX Composite Index through a phased-in approach starting in the third quarter of 2005, reaching completion toward the end of the first quarter of 2006. Based on Pembina's understanding of S&P's inclusion criteria, management expects that the Pembina Pipeline Income Fund will be amongst those Canadian trusts selected and views this as a very positive development for Unitholders.

**Risk Factors**

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of the Fund. Such risk factors are presented in Management's Discussion and Analysis for the year ended December 31, 2004, and in the Fund's Annual Information Form for the year ended December 31, 2004. See "Additional Information" below.

## Selected Quarterly Information

| (unaudited) | 2005 | | 2004 | | | | 2003 | |
|---|---|---|---|---|---|---|---|---|
| ($ thousands, except where noted) | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 |
| Revenue | 68,215 | 69,103 | 71,840 | 70,142 | 67,283 | 69,026 | 66,266 | 61,562 |
| Operating expense | 24,763 | 24,973 | 25,279 | 25,481 | 27,727 | 26,541 | 25,317 | 23,065 |
| EBITDA [1] | 40,207 | 39,738 | 42,490 | 40,694 | 36,386 | 38,432 | 37,534 | 35,496 |
| Net earnings | 14,373 | 14,553 | 15,374 | 15,112 | 11,336 | 18,601 | 12,079 | 11,257 |
| Net earnings per Trust Unit ($/Unit): | | | | | | | | |
| Basic and diluted | 0.14 | 0.14 | 0.15 | 0.15 | 0.11 | 0.19 | 0.12 | 0.12 |
| Distributed cash [1] | 27,474 | 27,242 | 26,939 | 26,645 | 26,420 | 26,188 | 25,833 | 25,465 |
| Distributed cash per Trust Unit ($/Unit): | | | | | | | | |
| Basic | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 |
| Diluted | 0.2558 | 0.2554 | 0.2550 | 0.2533 | 0.2543 | 0.2543 | 0.2541 | 0.2542 |
| Trust Units outstanding (thousands): | | | | | | | | |
| Weighted average (basic) | 104,669 | 103,776 | 102,622 | 101,502 | 100,647 | 99,764 | 98,409 | 97,004 |
| Weighted average (diluted) | 126,003 | 125,376 | 125,236 | 124,360 | 123,541 | 122,688 | 121,889 | 121,007 |
| End of period | 104,949 | 104,127 | 102,933 | 101,874 | 100,902 | 100,115 | 98,766 | 97,502 |

[1] Refer to "Non-GAAP Measures" below.

Pembina generally has experienced stable, steady growth quarter over quarter in its asset base, revenue, expense and cash flow. However, it is still subject to external factors, such as the impact of a reduction in future income taxes due to a reduction in provincial tax rates in the first quarter of 2004 and an operational incident that occurred in the second quarter of 2004. The current quarter has also seen a number of operational turnarounds in producer facilities that have temporarily reduced revenue.

## Additional Information

Additional information relating to the Pembina Pipeline Income Fund, including the Fund's Annual Information Form and financial statements, can be found on the Fund's profile on the SEDAR website at www.sedar.com.

## Non-GAAP Measures

*Throughout this MD&A the Fund and Pembina use the term "distributed cash" to refer to the amount of cash that has been or is to be available for distribution to the Fund's Unitholders. "Distributed cash" is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and is calculated pursuant to the terms of the Fund's Declaration of Trust. Therefore, distributed cash of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that distributed cash should not be construed as an alternative to net earnings, cash from operating activities or other measures of financial performance calculated in accordance with GAAP as an indicator of the Fund's performance.*

*Further, the use of terms EBITDA (earnings before interest, taxes, depreciation and amortization) and operating income are not recognized under Canadian GAAP. Management believes that in addition to earnings, operating income and EBITDA are useful measures. They provide an indication of the results generated by the Fund's business activities prior to consideration of how activities were financed or how the results are taxed. Investors should be cautioned, however, that operating income and EBITDA should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance determined in accordance with GAAP as an indicator of the Fund's performance.*

## Forward-Looking Information

*The information contained in this Management's Discussion and Analysis contains certain forward-looking statements that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets" and similar expressions. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, fluctuations in operating results and certain other risks detailed from time to time in the Fund's public disclosure documents. Undue reliance should not be placed on these forward-looking statements as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Such forward-looking statements are expressly qualified by the above statements.*

News release via Canada NewsWire, Calgary 403-269-7605



Attention Business Editors:
CALVEN Pipeline Reversal to Boost Pembina Throughput

CALGARY, July 28 /CNW/ - Pembina Pipeline Corporation ("Pembina") a wholly-owned subsidiary of Pembina Pipeline Income Fund (PIF.UN: TSX), announced today that it has entered into a Pipeline Interconnection and Transportation Agreement (the "Agreement") with Plains Marketing Canada, L.P. ("Plains"), a wholly-owned subsidiary of Plains All American Pipeline, L.P. (NYSE: PAA), for the transportation of crude oil delivered from the CALVEN pipeline system.

The CALVEN pipeline, wholly-owned and operated by Plains, is a crude oil gathering system operating in northwestern Alberta with a throughput capacity of roughly 32,000 barrels per day. Under the Agreement, Plains will reverse the flow on the CALVEN system to facilitate the transportation of crude oil south from the origination of the pipeline near Red Earth, Alberta for delivery to Edmonton on Pembina's Peace system. All volumes transported on CALVEN will be dedicated under the Agreement, which has an initial term of five years and is extendible. Pembina will construct the metering and related equipment to facilitate the pipeline interconnection at a cost of approximately $1.0 million. Pembina expects first receipt of volumes from this connection during the fourth quarter of 2005 and anticipates incremental contracted throughput in excess of 20,000 barrels per day over the term of the Agreement.

Pembina will charge a fixed toll for transporting the CALVEN volumes, with provision for periodic adjustment for operating expense escalation. Robert Michaleski, Pembina's President and Chief Executive Officer, commented, "This Agreement provides an excellent opportunity to participate in potential future crude oil development in the CALVEN capture area. We believe that this pipeline interconnection has the potential to deliver consistent low-risk value to our Unitholders. Should CALVEN deliveries achieve and maintain anticipated levels, initial cash flow accretion of at least two percent should be generated under this Agreement."

Pembina Pipeline Income Fund (TSX: PIF.UN, PIF.DB, PIF.DB.A, PIF.DB.B) is among the predominant issuers in the Canadian energy infrastructure trust sector. Pembina's extensive network of conventional liquids feeder pipelines, oil sands transportation infrastructure and ethylene storage provide an integral service to the Western Canadian energy industry. This balanced portfolio of premium, long-life energy infrastructure assets supports the stability and sustainability of the Fund.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, loss of market, regulatory matters, environmental risks, industry competition, pipeline design and construction, and ability to access sufficient capital from internal and external sources.

%SEDAR: 00008906E

/For further information: contact: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222 e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 16:14e 28-JUL-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Pembina Announces August 2005 Distribution

CALGARY, Aug. 16 /CNW/ - Pembina Pipeline Income Fund announces the August 2005 cash distribution to Unitholders of 8.75 cents per Trust Unit, to be paid September 15, 2005 to Unitholders of record on August 31, 2005. Pembina has delivered stable and growing distributions since inception in October 1997 and, based on Pembina's outlook Management is confident that the current distribution will be maintained in 2005.

Pembina Pipeline Income Fund is a Canadian income fund engaged, through its operating subsidiaries, in the transportation of light conventional and synthetic crude oil, condensate and natural gas liquids in Western Canada. The Fund's securities trade on the Toronto Stock Exchange under the following symbols: PIF.UN - trust units; PIF.DB, PIF.DB.A and PIF.DB.B - convertible debentures.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, loss of market, regulatory matters, environmental risks, industry competition, pipeline design and construction, and ability to access sufficient capital from internal and external sources.

%SEDAR: 00008906E

/For further information: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 12:32e 16-AUG-05

News release via Canada NewsWire, Calgary 403-269-7605



Attention Business Editors:
Pembina Enters Agreement To Provide Dedicated Pipeline Transportation Service To Canadian Natural Resources Limited Horizon Oil Sands Project

CALGARY, Aug. 23 /CNW/ - Pembina Pipeline Corporation ("Pembina"), a wholly-owned subsidiary of Pembina Pipeline Income Fund (the "Fund") (TSX: PIF.UN), announced today that it has executed an agreement with Canadian Natural Resources Limited ("Canadian Natural") to provide dedicated pipeline transportation service from Canadian Natural's Horizon Oil Sands Project ("Horizon Project") located seventy kilometers north of Fort McMurray, Alberta, to Edmonton, Alberta.

The Horizon Project, which is 100 percent owned and operated by Canadian Natural, is designed as a phased development and includes the open pit mining of bitumen combined with an on-site upgrader. Phase 1 production is planned to begin in the second half of 2008 at 110,000 bbl/d of 34 degrees API light, sweet synthetic crude oil (SCO). Phase 2 would increase production to 155,000 bbl/d of SCO in 2010. Phase 3 would further increase production to 232,000 bbl/d of SCO in 2012.

Pembina will complete the twinning of its Alberta Oil Sands Pipeline ("AOSPL") by constructing 129 kilometres of 24-inch and 30-inch pipeline loops, resulting in two parallel commercially segregated and operationally distinct pipelines. A new 48.2 kilometre 20-inch pipeline ("Northern Extension") from the Horizon Project to the AOSPL Terminal together with the existing AOSPL 22-inch pipeline (collectively the "Horizon Pipeline") will provide dedicated transportation service to Canadian Natural's Horizon Project. Total cost to complete the AOSPL looping and to construct the Northern Extension pipeline and related facilities is approximately $290 million. Construction is expected to commence in early 2006 and the Horizon Pipeline will be fully operational and available for service by July 2008. The 24/30-inch pipeline will remain dedicated for service to Syncrude.

On completion of this project, Pembina will have committed capacity to transport 640,000 barrels per day of synthetic crude oil produced from oil sands. This agreement establishes Pembina as a dominant participant in the region and positions the Company to capture ancillary opportunities for further investment in oil sands related energy infrastructure.

Canadian Natural will have exclusive use of the Horizon Pipeline and Pembina will have the exclusive right to construct expansions of or extensions to the Horizon Pipeline at multi pipeline economics. The transportation services will be for an initial minimum term of twenty-five years, which commences on the in-service date. The contracted revenue requirement includes provision for a fixed return on invested capital and full recovery of operating costs. Pembina will receive a fixed stream of cash flow that is independent of pipeline utilization over the duration of contract. Robert B. Michaleski, Pembina's President and CEO commented, "Pembina is delighted to broaden our presence in the oil sands region and to be working in a long-term partnership with Canadian Natural in the development of this key long-life energy asset. By expanding the capacity of our existing oil sands infrastructure, and realizing the economies inherent therein, we are able to offer Canadian Natural dedicated pipeline transportation service at a competitive rate while achieving attractive, long-term returns for our owners. At the in-service date, the cash flow contribution of this asset is projected to generate approximately ten percent accretion to existing cash flow and will provide solid support for Unitholder distributions well into the future.

The agreement with Canadian Natural contemplates that formal documentation, comprised of a Construction Support Agreement and a Transportation Agreement be executed by the end of the third quarter of 2005. The agreements may be terminated by Canadian Natural, prior to commencement of construction, should capital or operating costs, pursuant to detailed engineering, significantly exceed current estimates. Pembina is confident such

costs will be within the specified range, having recently completed a major expansion of the AOSPL system.

Pembina Pipeline Income Fund (TSX: PIF.UN, PIF.DB, PIF.DB.A, PIF.DB.B) is among the leading issuers in the Canadian energy infrastructure trust sector. Pembina's extensive network of conventional liquids feeder pipelines, oil sands transportation infrastructure and ethylene storage provide an integral service to the Western Canadian energy industry. This balanced portfolio of premium, long-life energy infrastructure assets supports the stability and sustainability of the Fund.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, loss of market, regulatory matters, environmental risks, industry competition, pipeline design and construction, and ability to access sufficient capital from internal and external sources.

%SEDAR: 00008906E

/For further information: contact: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 16:30e 23-AUG-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Pembina Announces September 2005 Distribution

CALGARY, Sept. 16 /CNW/ - Pembina Pipeline Income Fund announces the September 2005 cash distribution to Unitholders of 8.75 cents per Trust Unit, to be paid October 14, 2005 to Unitholders of record on September 30, 2005. Pembina has delivered stable and growing distributions since inception in October 1997 and, based on Pembina's outlook Management is confident that the current distribution will be maintained in 2005.

Pembina Pipeline Income Fund is a Canadian income fund engaged, through its operating subsidiaries, in the transportation of light conventional and synthetic crude oil, condensate and natural gas liquids in Western Canada. The Fund's securities trade on the Toronto Stock Exchange under the following symbols: PIF.UN - trust units; PIF.DB, PIF.DB.A and PIF.DB.B - convertible debentures.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, loss of market, regulatory matters, environmental risks, industry competition, pipeline design and construction, and ability to access sufficient capital from internal and external sources.

%SEDAR: 00008906E

/For further information: contact: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 11:32e 16-SEP-05

News release via Canada NewsWire, Calgary 403-269-7605

RECEIVED
2006 JUN 29 P 5:0
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention Business Editors:
Pembina Undertakes Synthetic Crude Oil Diluent Pipeline Project

CALGARY, Sept. 30 /CNW/ - Pembina Pipeline Corporation ("Pembina"), a wholly-owned subsidiary of Pembina Pipeline Income Fund (TSX: PIF.UN), announced that it has entered into an Engineering Commitment Support Agreement (the "Agreement") with ConocoPhillips Surmont Partnership, Total E&P Canada, Ltd., Nexen Inc. and OPTI Long Lake L.P. (collectively referred to as the "Shippers"). The Agreement relates to the engineering, procurement and construction of a lateral pipeline originating at an outlet point on Pembina's Alberta Oil Sands Pipeline ("AOSPL") for delivery of synthetic crude oil ("SCO") to a new terminalling facility located near Cheecham, Alberta (the "Cheecham Terminal"). The SCO will be utilized by the Shippers as diluent to facilitate the pipeline transportation of bitumen originating from their respective oil sands production facilities.

Under the Agreement, Pembina will complete the preliminary engineering work which commenced in the first quarter of this year and begin detailed engineering and procurement for a 56-kilometer lateral pipeline (the "Cheecham Lateral") designed to transport SCO from a newly constructed outlet located at the AOSPL Algar Pump Station to the Cheecham Terminal. The 16-inch pipeline will have a design capacity of 136,000 barrels per day and total cost to construct is estimated at roughly $36 million. The Agreement outlines certain key commercial terms expected to be reflected in binding construction and pipeline agreements. Pembina and the Shippers are continuing to negotiate those agreements with a view to execution before the end of the year.

If this long-term arrangement is finalized, Pembina would, commencing at the in-service date (projected to be November 1, 2006), receive a fixed annual return on invested capital with full operating cost recovery. Robert Michaleski, Pembina's President and CEO, remarked, "Pembina's strategic ownership in the AOSPL pipeline has enabled us to broaden our participation in the development of Canada's important long-life oil sands resource and further diversify our revenue sources. We anticipate that the potential revenues generated by this project will provide approximately two percent annual accretion to Pembina's current level of distributed cash flow and, we see further tangible opportunities to leverage our existing investment in oil sands infrastructure."

Pembina Pipeline Income Fund (TSX: PIF.UN, PIF.DB, PIF.DB.A, PIF.DB.B) is among the predominant issuers in the Canadian energy infrastructure trust sector. Pembina's extensive network of conventional liquids feeder pipelines, oil sands transportation infrastructure and ethylene storage provide an integral service to the Western Canadian energy industry. This balanced portfolio of premium, long-life energy infrastructure assets supports the stability and sustainability of the Fund.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, loss of market, regulatory matters, environmental risks, industry competition, pipeline design and construction, and ability to access sufficient capital from internal and external sources.

%SEDAR: 00008906E

/For further information: Ms. Glenys Hermanutz, Manager, Corporate

Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 13:31e 30-SEP-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Pembina Announces October 2005 Distribution

CALGARY, Oct. 18 /CNW/ - Pembina Pipeline Income Fund announces the October 2005 cash distribution to Unitholders of 8.75 cents per Trust Unit, to be paid November 15, 2005 to Unitholders of record on October 31, 2005. Pembina has delivered stable and growing distributions since inception in October 1997 and, based on Pembina's outlook Management is confident that the current distribution will be maintained in 2005.

Pembina Pipeline Income Fund is a Canadian income fund engaged, through its operating subsidiaries, in the transportation of light conventional and synthetic crude oil, condensate and natural gas liquids in Western Canada. The Fund's securities trade on the Toronto Stock Exchange under the following symbols: PIF.UN - trust units; PIF.DB, PIF.DB.A and PIF.DB.B - convertible debentures.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, loss of market, regulatory matters, environmental risks, industry competition, pipeline design and construction, and ability to access sufficient capital from internal and external sources.
%SEDAR: 00008906E

/For further information: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222
e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 11:16e 18-OCT-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Pembina Pipeline Income Fund third interim report for the nine months ended September 30, 2005



PEMBINA CAPITALIZES ON OIL SANDS EXPANSION OPPORTUNITIES

CALGARY, Oct. 27 /CNW/ -

- Pembina announced an agreement with Canadian Natural Resources Limited (Canadian Natural) to provide dedicated pipeline transportation service from Canadian Natural's Horizon Oil Sands Project to Edmonton, Alberta. The estimated $290 million Horizon Pipeline is expected to be in service by mid-2008, with capacity to transport 250,000 barrels per day of synthetic crude oil (SCO). Under the terms of a 25 year extendible agreement, Pembina will earn a fixed return on invested capital with full recovery of operating costs. By leveraging the competitive advantage embedded in its existing investment in oil sands infrastructure, Pembina has successfully captured this attractive new business which upon completion is expected to provide very long-term, stable returns to Unitholders together with significant accretion.

- Initial agreements were executed for the construction of a 56 kilometre pipeline from Pembina's Alberta Oil Sands Pipeline (AOSPL) system to a new terminalling facility located near Cheecham, Alberta. The Cheecham Lateral will have the capacity to transport 136,000 barrels per day of SCO for use by the pipeline shippers as diluent to facilitate the transportation of bitumen originating from their respective oil sands production facilities. A 25 year transportation agreement with the shippers will provide Pembina a fixed rate of return on invested capital and flow through of operating expense. This new pipeline, together with the Horizon Pipeline, increases Pembina's already significant presence in Alberta's vast and rapidly developing oil sands region.

- An agreement with Plains Marketing, L.P. (Plains) was announced during the third quarter whereby Plains' Calven pipeline will be reversed to facilitate the transportation of crude oil south to Pembina's Peace system. The five-year agreement will provide an incremental 18,000 to 20,000 barrels per day of throughput upon start up in early 2006, with an additional 3,500 barrels per day coming on stream at mid-year 2006.

- A new battery connection to the Pembina system was completed during the third quarter of 2005. This is the second of three new Nisku zone production facilities scheduled to be connected by the end of 2005. Together, these new facilities will have the capacity to deliver an incremental 36,000 barrels per day of crude oil on the Pembina system.

- The Fund distributed $0.2625 per Trust Unit ($0.0875 per month) during the third quarter for total cash distributions of $29.1 million. Year to date, cash distributions totaled $83.8 million, a 6 percent increase over the same period of 2004.

- Third quarter 2005 revenue of $72.4 million was up 3 percent from the $70.1 million generated in the third quarter of 2004. Net operating income of $47.9 million for the third quarter, and $135.5 million for the first nine months of 2005, were 7 percent higher than the same periods of 2004. The year over year increase resulted from improved operating margins on Pembina's conventional pipeline systems.

- Pembina's conventional pipelines transported an average of 435,200 barrels per day during the third quarter of 2005, a 3 percent increase over the 422,300 barrels per day transported during the same period of 2004. The AOSPL system earned revenue based on contracted capacity of 389,000 barrels per day during the quarter, and transported an average of 243,100 barrels per day.

<<

HIGHLIGHTS

| ($ millions except where noted) | 2005 | 2004 | % Change |
|---|---|---|---|
| Three months ended September 30 | | | |
| Average Throughput - Conventional (mbbls/day) | 435.2 | 422.3 | 3.0 |
| Contracted Capacity - AOSPL (mbbls/day)(1) | 389.0 | 389.0 | - |
| Revenue | 72.4 | 70.1 | 3.2 |
| Operating Expense | 24.5 | 25.5 | (3.9) |
| Net Operating Income(2) | 47.9 | 44.6 | 7.3 |
| General & Administrative Expense | 3.7 | 3.4 | 10.4 |
| Interest Expense | 5.8 | 6.7 | (13.8) |
| Distributed Cash(2) | 29.1 | 26.6 | 9.2 |
| $ Per Trust Unit | $0.2625 | $0.2625 | - |
| Nine months ended September 30 | | | |
| Average Throughput - Conventional (mbbls/day) | 433.4 | 433.5 | - |
| Contracted Capacity - AOSPL (mbbls/day)(1) | 389.0 | 389.0 | - |
| Revenue | 209.7 | 206.4 | 1.6 |
| Operating Expense | 74.2 | 79.7 | (6.9) |
| Net Operating Income(2) | 135.5 | 126.7 | 6.9 |
| General & Administrative Expense | 12.8 | 10.6 | 20.0 |
| Interest Expense | 18.6 | 17.7 | 5.5 |
| Distributed Cash(2) | 83.8 | 79.3 | 5.8 |
| $ Per Trust Unit | $0.7875 | $0.7875 | - |

(1) AOSPL contracted capacity increased from 275 mbbls/day to 389 mbbls/day at September 30, 2004 following completion of the capacity expansion.

(2) Refer to "Non-GAAP Measures" below.

## Management's Discussion and Analysis

This Management's Discussion and Analysis (MD&A) is dated October 27, 2005 and is supplementary to, and should be read in conjunction with, the unaudited comparative interim financial statements and notes of Pembina Pipeline Income Fund (the Fund) as at and for the three and nine months ended September 30, 2005, along with the Fund's Management's Discussion and Analysis and audited financial statements and notes for the years ended December 31, 2004 and 2003. The following financial information has been prepared in accordance with Canadian generally accepted accounting principles.

This MD&A has been reviewed and approved by both the Audit Committee of the Board of Directors and by the Board of Directors. All amounts are listed in Canadian dollars unless otherwise specified.

## Fund Description

Pembina Pipeline Income Fund is among the predominant issuers in the Canadian energy infrastructure trust sector. Pembina's extensive network of conventional liquids feeder pipelines, oil sands transportation infrastructure and ethylene storage provide an integral service to the western Canadian energy industry.

Pembina Pipeline Income Fund, an unincorporated open-ended trust, pays monthly cash distributions to Unitholders. Pembina's publicly-traded securities trade on the Toronto Stock Exchange under the symbols: PIF.UN - Trust Units; PIF.DB, PIF.DB.A, and PIF.DB.B - convertible debentures. Pembina's corporate head office is located in Calgary, Alberta.

Fund Strategy

Pembina's principle strategy is to provide stable distributions to Unitholders that are sustainable over the long term while pursuing opportunities for accretive growth. Pembina employs an asset portfolio strategy and has, over the past eight years, developed a diversified base of long-life energy infrastructure in four distinct segments: conventional pipeline systems, contract-based oil sands infrastructure, ethylene storage and midstream. The targeted balance of contract-based and flexible toll-based revenue, along with even exposure across the light end of the petroleum liquids spectrum, supports the stability and sustainability of results that characterizes Pembina's operations.

Results from Operations

| ($ millions except where noted) | Alberta Pipelines | BC Pipelines(1) | AOSPL(2) | Ethylene Storage | Total |
|---|---|---|---|---|---|
| Three months ended September 30 | | | | | |
| 2005 | | | | | |
| Throughput (mbbls/day) | 409.7 | 25.5 | 389.0 | - | 824.2 |
| Revenue | $ 46.0 | $ 5.7 | $ 15.0 | $ 5.7 | $ 72.4 |
| Operating expense | 14.9 | 3.1 | 5.7 | 0.8 | 24.5 |
| Net operating income(3) | 31.1 | 2.6 | 9.3 | 4.9 | 47.9 |
| Capital expenditures | 27.0 | 3.9 | 2.6 | 0.5 | 34.0 |
| Operating expense ($/bbl)(4) | 0.39 | 0.60 | 0.25 | - | 0.36 |
| Average revenue ($/bbl)(4) | 1.20 | 1.10 | 0.67 | - | 1.01 |
| 2004 | | | | | |
| Throughput (mbbls/day) | 400.2 | 22.1 | 389.0 | - | 811.3 |
| Revenue | $ 44.0 | $ 7.5 | $ 13.3 | $ 5.3 | $ 70.1 |
| Operating expense | 15.9 | 4.7 | 4.1 | 0.8 | 25.5 |
| Net operating income(3) | 28.1 | 2.8 | 9.2 | 4.5 | 44.6 |
| Capital expenditures | 3.6 | 1.2 | 3.4 | - | 8.2 |
| Operating expense ($/bbl)(4) | 0.43 | 0.93 | 0.17 | - | 0.39 |
| Average revenue ($/bbl)(4) | 1.20 | 1.49 | 0.56 | - | 0.99 |

Nine months ended
September 30

| | | | | | |
|---|---|---|---|---|---|
| **2005** | | | | | |
| Throughput (mbbls/day) | 409.7 | 23.7 | 389.0 | - | 822.4 |
| Revenue | $ 134.7 | $ 18.7 | $ 40.3 | $ 16.0 | $ 209.7 |
| Operating expense | 47.6 | 11.2 | 12.9 | 2.5 | 74.2 |
| Net operating income(3) | 87.1 | 7.5 | 27.4 | 13.5 | 135.5 |
| Capital expenditures | 40.7 | 7.5 | 2.9 | 1.3 | 52.4 |
| Operating expense ($/bbl)(4) | 0.43 | 0.73 | 0.22 | - | 0.39 |
| Average revenue ($/bbl)(4) | 1.20 | 1.22 | 0.69 | - | 1.04 |
| **2004** | | | | | |
| Throughput (mbbls/day) | 407.5 | 26.0 | 389.0 | - | 822.5 |
| Revenue | $ 128.4 | $ 20.8 | $ 41.3 | $ 15.9 | $ 206.4 |
| Operating expense | 49.4 | 12.9 | 14.7 | 2.7 | 79.7 |
| Net operating income(3) | 79.0 | 7.9 | 26.6 | 13.3 | 126.7 |
| Capital expenditures | 9.5 | 6.2 | 27.4 | 0.1 | 43.2 |
| Operating expense ($/bbl)(4) | 0.44 | 0.77 | 0.22 | - | 0.39 |
| Average revenue ($/bbl)(4) | 1.15 | 1.24 | 0.61 | - | 0.97 |

(1) Represents volume transported on the Western system only. BC production transported east is included in Alberta pipelines' total. All other metrics include both Western and BC gathering system results.

(2) AOSPL contracted capacity reported as results are independent of throughput. AOSPL throughput averaged 243.1 mbbls/day for the three months ending September 30, 2005 and 214.7 mbbls/day for the nine months ending September 30, 2005.

(3) Refer to "Non-GAAP Measures" below. Revenue and net operating income for the Alberta pipelines for the three and nine months ending September 30, 2005 includes $820,000 in midstream business operations.

(4) Excludes ethylene storage results. Based on AOSPL actual throughput rather than contracted capacity. Excludes midstream business operations.

Conventional Systems

Throughput on Pembina's conventional pipeline systems averaged 435,200 barrels per day (bpd) during the third quarter, up from 419,400 bpd transported during the second quarter of 2005 and 422,300 bpd during the third quarter of 2004. For the first nine months of 2005, conventional throughput averaged 433,400 bpd, consistent with the same period of 2004. As expected, seasonal factors which limited production during the second quarter started to lift, resulting in higher throughput levels in the third quarter as compared to the early summer months. Revenue generated by the conventional systems during the third quarter of the year was $50.9 million, down slightly compared to the same period of 2004. For the first nine months of 2005, the conventional systems generated revenue of $152.6 million, up 2 percent

compared to the first nine months of 2004. Pembina maintains operating margins on its conventional systems through toll management, asset rationalization and cost control. Pembina endeavors to offset natural production declines by offering reliable and cost-effective transportation service to attract new volumes to its conventional pipeline systems.

Alberta Pipelines

The Alberta pipeline systems transported an average of 409,700 bpd during the third quarter of 2005, compared to 400,200 bpd during the same period of 2004. Average daily throughput for the first nine months of the year was 409,700 bpd compared to 407,500 bpd transported during the same period of 2004. Volumes increased over the second quarter of 2005 as seasonal issues related to plant turnarounds and road bans during a very wet summer were partly alleviated. The Alberta systems generated $45.2 million in revenue during the quarter, a 3 percent increase over the $44.0 million recorded in the third quarter of 2004. For the first nine months of 2005, revenue generated by the Alberta systems of $133.9 million was 4 percent higher than the same period of 2004. Average revenue on the Alberta systems of $1.20 per barrel during the third quarter of 2005 is consistent with both the year to date and the third quarter of 2004 averages.

The first of three new battery connections on the Pembina system, which came on stream at the end of June, produced increasing volumes during the third quarter, propelling throughput on this system to levels not seen in several years. Construction was completed on the second of these facilities during the third quarter, and commissioning is expected before the end of the year. The third connection is scheduled for completion during the fourth quarter of 2005. These three receipt points connect production derived from renewed industry development of the Nisku zone. Facilities have been sized to meet the producer-requested handling capacity of up to 36,000 bpd. Although there have been some operational delays in the commissioning of these connections due to issues surrounding the handling of high sulfur product, production is expected to ramp up in 2006.

Pembina completed the construction of its new natural gas liquids (NGL's) pipeline interconnection between the Peace and Northern pipelines in September, and commissioning of the new pipeline is expected early in the fourth quarter of 2005. Construction had been hampered by unusually wet summer weather. Once complete, this new pipeline segment will enable the movement of 25,000 bpd of product off of the Peace system onto the Northern system. This will provide capacity for incremental receipts onto the Peace system of up to 25,000 bpd. A new pipeline connection and major facility upgrades are currently under development on the Peace system with the combined potential to add incremental volume of 25,000 bpd by mid-2006. An expansion of a truck unloading facility was completed in the third quarter, providing an additional 750 bpd of capacity. A new connection with potential to add 2,500 bpd of incremental NGL volumes is currently under construction and is expected to be operational by the fourth quarter of 2005. The Calven Pipeline connection is scheduled for completion in early 2006 and is estimated to add an incremental 18,000 to 20,000 bpd of throughput on start-up with another 3,500 bpd by mid-year 2006.

BC Pipelines

Throughput on the BC gathering systems averaged 31,200 bpd during the third quarter of 2005, 5 percent lower than the 32,700 bpd shipped during the same period of 2004 and 3 percent lower than the 32,100 bpd shipped during the second quarter of this year. For the first nine months of 2005, the BC gathering systems averaged 32,500 bpd of throughput, compared to 35,200 bpd during the same period of 2004. Returns on the provincially regulated BC gathering systems are independent of volume transported. Throughput on the Western system averaged 25,500 bpd during the third quarter, up from

22,100 bpd in the same period of 2004 and 22,900 bpd during the second quarter of this year. The Western system averaged 23,700 bpd during the first nine months of 2005, compared to 26,000 bpd during the same period of 2004.

Lower operating costs and capital spending on the BCUC regulated BC gathering systems resulted in a lower revenue requirement and lower average tolls during the third quarter of 2005. Average revenue on the BC systems was $1.10 per barrel during the third quarter of the year and $1.22 for the first nine months of 2005, compared to $1.49 and $1.24 during the same periods of 2004, respectively. Operating income of $2.6 million and $7.5 million for the third quarter and first nine months of 2005, respectively, was consistent with the same periods of the prior year.

Construction of a new 600 bpd connection into the Boundary Lake gathering pipeline is mechanically complete, with installation of electrical service and commissioning expected to occur early in the fourth quarter of 2005. Tank work continued on the Western system at Kamloops in September. A planned outage on the Western system will occur early in the fourth quarter of 2005 for approximately 10 days, however, Pembina will utilize storage capacity and diversion of volumes to its Alberta pipelines to minimize the impact of this work.

AOSPL

During the third quarter of 2005, AOSPL generated revenues of $15.0 million, up 15 percent from the $13.1 million generated during the second quarter of this year, and up 13 percent from the $13.3 million during the third quarter of 2004. For the first nine months of 2005, AOSPL generated revenue of $40.3 million, compared to $41.3 million during the same period of 2004. AOSPL revenue is determined by contracted capacity and is not impacted by throughput levels. As at the end of the third quarter, the contracted capacity on the AOSPL system is 389,000 bpd. AOSPL throughput volumes averaged 243,100 bpd during the third quarter of 2005, and 214,700 bpd for the first nine months of 2005, compared to 259,600 bpd for the third quarter of 2004 and 247,400 bpd for the first nine months of 2004.

Ethylene Storage

Total revenue generated by the ethylene storage facility was up slightly, at $5.7 million in the third quarter of 2005 compared to $5.3 million in the third quarter of 2004. Revenue for the first nine months of 2005 was $16.0 million, consistent with the $15.9 million earned during the same period of 2004. Pembina's 50 percent interest in the Fort Saskatchewan Ethylene Storage Facility generates fixed contracted returns over the term of the agreement that extends through June 2023. Along with stable, long-term cash flow, this asset provides diversification of Pembina's business into the petrochemical sector without corresponding commodity price exposure.

Midstream

Pembina commenced operations under its new Midstream business unit during the third quarter of 2005. This business unit generated $820,000 in cash flow during the quarter.

Expenses

During the third quarter of 2005, operating expenses totaled $24.5 million, 4 percent lower than the $25.5 million incurred during the third quarter of 2004. For the nine months ended September 30, 2005, operating costs were 7 percent lower than the same period in the previous year, at $74.2 million and $79.7 million, respectively. The decrease is primarily attributable to lower AOSPL system power costs and to inspection expense related to the Peace 12 inch NGL pipeline in mid-2004. On a per barrel of

throughput basis, excluding AOSPL and the ethylene storage facility, operating costs of 42 cents per barrel for the third quarter of 2005 and 46 cents per barrel for the first nine months of 2005 have declined 14 percent and 6 percent, respectively, from the same periods of 2004. Lower expenditures during the quarter were partly related to delays in Pembina's multi-year pipeline "crack tool" program which, while ongoing during the third quarter of 2005, has not proceeded on schedule. This program utilizes new crack detection technology and will initially be run on eight pipelines over a four year period. Two of these pipeline inspections have been completed thus far, and a third inspection will be completed in the last quarter of this year. The crack tool program augments Pembina's extensive programs of regularly scheduled preventative maintenance and pipeline integrity and provides further assurance of safe, reliable pipeline operations.

General and administrative expenditures for the quarter were $3.7 million compared to $3.4 million a year earlier. For the first nine months of 2005, general and administrative expenditures of $12.8 million compared to $10.6 million for the same period of 2004. The increase is attributable to an increase in staffing levels related to growth in Pembina's business operations and to market-based salary increases.

Distributed Cash

| | 3 Months Ended Sept. 30, 2005 | 3 Months Ended Sept. 30, 2004 | 9 Months Ended Sept. 30, 2005 | 9 Months Ended Sept. 30, 2004 |
|---|---|---|---|---|
| Net earnings | $ 19,778 | $ 15,112 | $ 48,704 | $ 45,049 |
| Add (deduct): | | | | |
| Depreciation and amortization | 21,350 | 19,564 | 63,251 | 62,752 |
| Accretion on asset retirement obligations | 237 | 238 | 746 | 714 |
| Future income tax reduction | (7,344) | (6,300) | (22,032) | (27,100) |
| Maintenance capital expenditures | (1,581) | (176) | (2,665) | (785) |
| Increase in distribution reserve | (3,341) | (1,793) | (4,189) | (1,377) |
| Distributed cash(1) | $ 29,099 | $ 26,645 | $ 83,815 | $ 79,253 |
| Distributed cash per Trust Unit(1) | $ 0.2625 | $ 0.2625 | $ 0.7875 | $ 0.7875 |
| Diluted distributed cash per Trust Unit(1) | $ 0.2625 | $ 0.2533 | $ 0.7752 | $ 0.7617 |

(1) Refer to "Non-GAAP Measures" below.

To ensure stability over economic and industry cycles and to absorb the impact of material one-time events, not all available cash is distributed to Unitholders. The accumulation of these funds is referred to as the distribution reserve. During the third quarter and the first nine months of 2005, $3.3 million and $4.2 million, respectively, was added to the distribution reserve, resulting in a balance on reserve of $9.4 million at September 30, 2005. Based on Pembina's current outlook for 2005, management is optimistic that the reserve balance will continue to rise over the course of the year to a level where reconsideration of the distribution rate may become appropriate.

Cash Distributions

The Fund pays cash distributions on a monthly basis to Unitholders of record the last calendar day of each month. Distributions are payable on the 15th day of the month following the record date. The Fund declared distributions of $0.2625 per Trust Unit or $29.1 million in aggregate in the third quarter and $0.7875 per Trust Unit or $83.8 million for the first nine months of 2005. A component of the Fund's cash distributions is taxable in the hands of the Unitholder, with the remaining portion a return of capital, unless held in a tax-deferred account. In 2005, Pembina estimates that 80 percent of the distributions declared will be taxable and 20 percent will be a return of capital. For purposes of calculating the capital gains upon disposition of the Trust Units, for most Unitholders, the amount considered a return of capital will reduce the cost base of each Trust Unit.

Liquidity and Capital Resources

The bank facilities include a $230 million revolving credit facility and a $30 million operating line of credit. Pembina had $165 million of undrawn capacity on the $260 million in established bank facilities at September 30, 2005, an $18 million decrease from June 30, 2005 and a $10.5 million decrease from December 31, 2004. These facilities are extendible annually by the lenders for 365 day periods, and have been extended to July 24, 2006. Should the lenders not extend these facilities in the future, the amounts will be repayable over three years with 25 percent of the principal due in equal quarterly payments over three years, with the balance due at the end of the term. Other debt includes $100 million in Secured Senior Notes due 2017, $175 million in Unsecured Senior Notes due 2014 and $75 million of Floating Rate Senior Notes due 2009. Beginning in September 2005, Pembina began making blended monthly payments of interest and principal of approximately $1.0 million on the $100 million Secured Senior Notes. Pembina's long-term debt of $445 million, together with $230 million market value of outstanding convertible debentures, resulted in a ratio of debt to total enterprise value of 28 percent at September 30, 2005. This compares to a ratio of 36 percent at the end of the third quarter of 2004 and 34 percent at the end of 2004.

Net debt financing costs of $5.8 million were recorded during the third quarter of 2005 and $18.6 million for the first nine months of 2005, compared with $6.7 million during the third quarter of 2004 and $17.7 million for the first nine months of 2004. Interest rate exposure on Pembina's floating rate debt is managed utilizing interest rate swap instruments. At September 30, 2005, Pembina had interest rate swaps in place on a principal amount of $85 million at an average rate of 5.4 percent and an average term to maturity of 2.2 years. The mark-to-market value of these instruments represented an unrealized loss of $1.7 million at September 30, 2005. Pembina has fixed interest on approximately 80 percent of its long-term debt in order to minimize exposure to rising interest rates.

Pembina's success is supported by favourable credit agency ratings. These rating systems recognize the stable profile of the Fund's assets and financial results, as well as the sustainability of the per Trust Unit distributions. The Dominion Bond Rating Service Ltd. (DBRS) has assigned Pembina Pipeline Income Fund a STA-2 (low) stability rating. DBRS's stability rating scale is from STA-1 to STA-7, with STA-1 representing the highest rating possible, and STA-7 the lowest. DBRS's rating system measures the volatility and sustainability of distributions per Trust Unit. Pembina Pipeline Corporation, the Fund's primary operating subsidiary, is also rated by DBRS, which has assigned a senior secured debt rating of 'BBB High' and a 'BBB' senior unsecured debt rating. Pembina Pipeline Corporation is also rated by Standard & Poor's (S&P) as follows: 'BBB' long-term corporate credit, 'BBB plus' senior secured debt and 'BBB' senior unsecured debt. According to S&P's rating system, debt instruments rated BBB have adequate protection parameters.

Capital expenditures during the quarter totaled $34.0 million, compared to $8.2 million during the third quarter of 2004. Through the first nine months of 2005, capital expenditures totaled $52.4 million, up from

$43.2 million during the first nine months of last year. Of the total development capital expended during the first nine months of 2005, $39.8 million was incurred on the Alberta systems on several major projects including: $11.4 million for an NGL pipeline interconnection, three new battery connections to the Pembina system and $13.0 million in line fill purchase costs related to the start up of the new midstream business unit. Other capital on the Alberta systems during the year relates to connections and upgrades. Spending on AOSPL totaled $2.9 million during the first nine months of 2005, with $2.6 million of that occurring during the third quarter, significantly lower year over year as the AOSPL system expansion is now complete. A total of $7.0 million in development capital was undertaken on the BC pipelines during the first nine months of 2005, the most significant project being an upgrade at the Taylor Terminal. Maintenance capital of $1.6 million was recorded for the third quarter of 2005 and $2.7 million during the first nine months of the year, compared to $0.2 million during the third quarter of 2004 and $0.8 million during the first nine months of 2004. Development capital is currently financed utilizing existing credit facilities and Pembina's distribution reinvestment program, whereas maintenance capital is financed from the Fund's operating cash flow. As required, appropriate credit facilities will be put in place to finance new large capital projects.

| Capital Expenditures ($ millions) | 3 Months Ended Sept. 30, 2005 | 3 Months Ended Sept. 30, 2004 | 9 Months Ended Sept. 30, 2005 | 9 Months Ended Sept. 30, 2004 |
|---|---|---|---|---|
| Development capital | | | | |
| Alberta | $ 26.4 | $ 3.5 | $ 39.8 | $ 9.0 |
| BC | 3.4 | 1.1 | 7.0 | 6.0 |
| Ethylene Storage | - | - | - | - |
| AOSPL | 2.6 | 3.4 | 2.9 | 27.4 |
| Total development capital | $ 32.4 | $ 8.0 | $ 49.7 | $ 42.4 |
| Maintenance capital | | | | |
| Alberta | $ 0.6 | $ 0.1 | $ 0.9 | $ 0.5 |
| BC | 0.5 | 0.1 | 0.5 | 0.2 |
| Ethylene Storage | 0.5 | - | 1.3 | 0.1 |
| AOSPL | - | - | - | - |
| Total maintenance capital | $ 1.6 | $ 0.2 | $ 2.7 | $ 0.8 |
| Total capital expenditures | $ 34.0 | $ 8.2 | $ 52.4 | $ 43.2 |

Contractual Obligations

The Fund is committed to annual payments as follows:

| ($ thousands) | Payments Due By Period | | | | |
|---|---|---|---|---|---|
| Contractual Obligations | Total | Less than 1 year | 1-3 years | 4-5 years | After 5 years |
| Office and Vehicle Leases | $ 14,728 | $ 3,030 | $ 4,776 | $ 3,119 | $ 3,803 |
| Long Term Debt | 445,490 | 5,455 | 189,442 | 15,128 | 235,465 |

| | | | | | |
|---|---|---|---|---|---|
| Convertible Debentures | 171,248 | 8,725 | 24,781 | 137,742 | |
| Total Contractual Obligations | $ 631,466 | $ 17,210 | $ 218,999 | $ 155,989 | $ 239,268 |

Trust Unit Information

The Fund's Premium Distribution, Distribution Reinvestment and Optional Cash Purchase Plan raised $9.4 million during the third quarter and $21.9 million during the first nine months of this year, consistent with the prior year. The plan continues to attract significant Unitholder interest, and targeted plan proceeds for 2005 have been adjusted from the initial target of $15 million to $30 million. Plan proceeds will be directed towards debt repayment and funding Pembina's 2005 capital program.

The Fund's Trust Units, together with each of the three series of convertible debentures, are traded on the Toronto Stock Exchange.

| | Oct. 24, 2005 | Sept. 30, 2005 | Sept. 30, 2004 |
|---|---|---|---|
| Trust Units Outstanding | 112.2 | 111.9 | 101.9 |
| Average Daily Volume (Units per day) | 319,000(1) | 302,500 | 169,000 |
| Unit Trading Price ($/Unit)(3) | $ 13.61 | $ 15.40 | $ 12.47 |
| Principal Amount of Debentures Outstanding ($millions) | $ 178.2(2) | $ 178.6 | $ 265.6 |
| 8.25% Convertible Debentures Trading Price(3) | $ 173.00 | $ 171.00 | $ 135.00 |
| 7.50% Convertible Debentures Trading Price(3) | $ 129.00 | $ 146.50 | $ 117.80 |
| 7.35% Convertible Debentures Trading Price(3) | $ 110.00 | $ 123.31 | $ 106.50 |
| Total Market Value of Securities Outstanding ($millions)(3) | $ 1,735.0 | $ 1,955.0 | $ 1,560.0 |
| Pembina's convertible debentures are convertible to Trust Units at conversion prices of ($/Unit): | | | |
| 8.25% Convertible Debentures | | $ 9.00 | |
| 7.50% Convertible Debentures | | $ 10.50 | |
| 7.35% Convertible Debentures | | $ 12.50 | |

(1) Based on the 15 trading days from October 1 to October 24, 2005, inclusive.

(2) Full conversion to Trust Units of the remaining principal amount of the three debenture issues as at October 24, 2005 would result in the issuance of 14.9 million Trust Units.

(3) Based on closing values as at October 24, 2005, September 30, 2005 and September 30, 2004.

New Developments and Outlook

Pembina continues to focus on organic growth opportunities and the further diversification of its revenue sources and business interests. The successful execution of Pembina's growth strategy is expected to deliver

unprecedented expansion in the years ahead.

Pembina has capitalized on its competitive position in the oil sands region of northeastern Alberta, announcing two significant new pipeline agreements during the quarter. Pembina will complete the looping and extension of the AOSPL system to provide dedicated pipeline service, with transportation capacity of 250,000 bpd, from Canadian Natural's Horizon Oil Sands Project, located 70 kilometres north of Fort McMurray, Alberta, to Edmonton, Alberta. The total cost to complete the Horizon Pipeline project is estimated at $290 million with an expected in service date of July 2008. The 25 year extendible agreement with Canadian Natural provides for a fixed return on invested capital and flow through of operating costs. On completion of this project, Pembina will have contracted capacity to transport a total of 640,000 bpd of synthetic crude oil produced from oil sands.

Pembina recently announced that it has entered into initial agreements for the construction of a 56 kilometre pipeline from Pembina's AOSPL system to a new terminalling facility located near Cheecham, Alberta. The Cheecham Lateral, with a contracted capacity of 136,000 bpd, will transport synthetic crude oil to be utilized by shippers as a diluent to facilitate the pipeline transportation of bitumen. A 25 year transportation agreement with the shippers will provide Pembina a fixed rate of return on invested capital and flow through of operating expense.

Pembina expects the significant investment in long-life oil sands infrastructure, represented by the Horizon Pipeline and Cheecham Lateral, to generate considerable accretion to the distributable cash of the Fund. Pembina will continue to pursue further opportunities to expand its operating footprint in the increasingly important oil sands region.

Pembina is working in partnership with Terasen Pipelines Inc. in the development of a proposed $1 billion import condensate pipeline which could potentially be placed into service by late 2008. The proposed Spirit Pipeline would make extensive use of existing infrastructure in the transport of 100,000 bpd of condensate from Kitimat, British Columbia to Edmonton, Alberta. Preliminary engineering and design of the pipeline is underway and the partnership is conducting discussions with potential shippers. The partnership believes that the Spirit Pipeline represents an attractive transportation solution for shippers seeking to satisfy demand for diluent required in the transportation of heavy oil sands production, demand that is forecasted to increase significantly over the next several years. Pembina views this potential project as another attractive opportunity to leverage its existing investment in energy infrastructure and to enhance Unitholder value.

In July, Pembina announced an agreement for the transportation of crude oil delivered from Plains Marketing LP's Calven pipeline system, located in northeastern Alberta, whereby the Calven pipeline will be reversed to make deliveries into Pembina's Peace system. Under the terms of an extendible five year agreement, Plains will commit all of the volume transported on Calven. The agreement offers a fixed toll arrangement, with periodic adjustment for operating expense escalation. The metering and related equipment required to facilitate the transportation of these additional volumes will cost approximately $1.0 million, and it is expected that volumes in the 18,000 to 20,000 bpd range will start flowing under the contract in early 2006. An additional 3,500 bpd from the Calven system is expected to be committed under the contract commencing mid-2006.

Industry development of the Nisku zone in south-central Alberta has resulted in a material increase in projected receipts on the Pembina system. An additional 36,000 bpd of capacity will be available at three new battery locations by year end, and ongoing industry investment in this region indicates significant potential for further growth in pipeline transportation demand. Regional concerns surrounding the procedures for handling high sulfur product have resulted in some delays in bringing new production on stream, however it is expected that receipts will continue to ramp up through 2006 as industry works through and resolves these issues.

Pembina generated first revenues under its nascent midstream business

towards the end of the third quarter. Pembina is actively evaluating opportunities to develop similar new business on several other pipeline systems and expects to grow this business unit over time as Pembina's resources and expertise are developed.

Some uncertainty in the trust sector has been generated by the Government of Canada's recent decision to postpone all advance tax rulings for corporate trust conversions. This uncertainty has, according to sector analysts, led to an across the board depreciation in the value of Trust Units in the quarter. Pembina's management is monitoring the actions of the Government of Canada in this matter and is supportive of the efforts of the trust industry in its representations to the Government and the public at large. Pembina's management hopes that these efforts will lead to a sensible solution that will not affect Pembina's ongoing activities or its distributions.

S&P communicated its intent to transition income trusts into the S&P/TSX Composite Index on its original schedule. The "Provisional S&P/TSX Income Trust Index", which includes the Pembina Pipeline Income Fund, was established in mid-September with a view to full transition of qualifying trusts into the composite index in March of 2006. Pembina's management views index inclusion of the Fund as a very positive development for Unitholders.

Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of the Fund. Such risk factors are presented in Management's Discussion and Analysis for the year ended December 31, 2004, and in the Fund's Annual Information Form for the year ended December 31, 2004. See "Additional Information" below.

Selected Quarterly Information

| (unaudited) | 2005 | | | 2004 | | | | 2003 |
|---|---|---|---|---|---|---|---|---|
| ($ thousands, except where noted) | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 |
| Revenue | 72,382 | 68,215 | 69,103 | 71,840 | 70,142 | 67,283 | 69,026 | 66,266 |
| Operating expense | 24,480 | 24,763 | 24,973 | 25,279 | 25,481 | 27,727 | 26,541 | 25,317 |
| EBITDA(1) | 44,558 | 40,207 | 39,738 | 42,490 | 40,694 | 36,386 | 38,432 | 37,534 |
| Net earnings | 19,778 | 14,373 | 14,553 | 15,374 | 15,112 | 11,336 | 18,601 | 12,079 |
| Net earnings per Trust Unit ($/Unit): | | | | | | | | |
| Basic and diluted | 0.18 | 0.14 | 0.14 | 0.15 | 0.15 | 0.11 | 0.19 | 0.12 |
| Distributed cash(1) | 29,099 | 27,474 | 27,242 | 26,939 | 26,645 | 26,420 | 26,188 | 25,833 |
| Distributed cash per Trust Unit ($/Unit): (1) | | | | | | | | |
| Basic | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 |
| Diluted | 0.2625 | 0.2558 | 0.2554 | 0.2550 | 0.2533 | 0.2543 | 0.2543 | 0.2541 |

| Trust Units outstanding (thousands): | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Weighted average (basic) | 110,845 | 104,669 | 103,776 | 102,622 | 101,502 | 100,647 | 99,764 | 98,409 |
| Weighted average (diluted) | 126,427 | 126,003 | 125,376 | 125,236 | 124,360 | 123,541 | 122,688 | 121,889 |
| End of period | 111,938 | 104,949 | 104,127 | 102,933 | 101,874 | 100,902 | 100,115 | 98,766 |

(1) Refer to "Non-GAAP Measures" below.

Pembina's stable operations typically produce limited variability in quarterly results. However, continued growth in Pembina's underlying asset base has resulted in increased revenue, expense and cash flow over the last eight quarters. There are some variations in this trend, due to one-time events and expected seasonal factors which impact oil and gas production particularly during the second quarter of each year.

Additional Information

Additional information relating to Pembina Pipeline Income Fund, including the Fund's Annual Information Form and financial statements, can be found on the Fund's profile on the SEDAR website at www.sedar.com.

Non-GAAP Measures

Throughout this MD&A the Fund and Pembina use the term "distributed cash" to refer to the amount of cash that has been or is to be available for distribution to the Fund's Unitholders. "Distributed cash" is not a measure recognized by Canadian generally accepted accounting principles (GAAP). Therefore, distributed cash of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that distributed cash should not be construed as an alternative to net earnings, cash from operating activities or other measures of financial performance calculated in accordance with GAAP as an indicator of the Fund's performance.

Further, the use of terms "EBITDA" (earnings before interest, taxes, depreciation and amortization) and "net operating income" are not recognized under Canadian GAAP. Management believes that in addition to earnings, operating income and EBITDA are useful measures. They provide an indication of the results generated by the Fund's business activities prior to consideration of how activities were financed or how the results are taxed. Investors should be cautioned, however, that operating income and EBITDA should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance determined in accordance with GAAP as an indicator of the Fund's performance.

Forward-Looking Information

The information contained in this Management's Discussion and Analysis contains certain forward-looking statements that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets" and similar expressions. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to, the impact of competitive entities and pricing, reliance on key alliances and

agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, fluctuations in operating results and certain other risks detailed from time to time in the Fund's public disclosure documents. Undue reliance should not be placed on these forward-looking statements as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Such forward-looking statements are expressly qualified by the above statements.

consolidated balance sheets

(In thousands of dollars)

| | Sept. 30 2005 (Unaudited) | December 31 2004 (Audited) |
|---|---|---|
| Assets | | |
| Current assets: | | |
| Accounts receivable | $ 27,596 | $ 26,432 |
| | 27,596 | 26,432 |
| Property, plant and equipment | 1,155,713 | 1,160,613 |
| Goodwill and other | 358,646 | 361,855 |
| | $ 1,541,955 | $ 1,548,900 |
| Liabilities and Unitholders' Equity | | |
| Current liabilities: | | |
| Bank indebtedness | $ 2,554 | $ 2,971 |
| Accounts payable and accrued liabilities | 20,775 | 12,792 |
| Distributions payable to Unitholders | 9,794 | 9,007 |
| Current portion of long-term debt | 5,455 | 3,522 |
| Current portion of convertible debentures | 8,725 | |
| | 47,303 | 28,292 |
| Long-term debt | 440,035 | 430,866 |
| Convertible debentures | 162,523 | 251,663 |
| Asset retirement obligations | 19,462 | 15,729 |
| Future income taxes | 145,268 | 167,300 |
| | 814,591 | 893,850 |
| Unitholders' equity: | | |
| Trust Units (note 3) | 1,049,327 | 941,902 |
| Earnings to date | 336,439 | 287,735 |
| Distributions to date | (658,402) | (574,587) |
| | 727,364 | 655,050 |
| Contingencies (note 4) | | |
| | $ 1,541,955 | $ 1,548,900 |

See accompanying notes to the consolidated financial statements

consolidated statements of earnings
(Unaudited)

(In thousands of dollars, except per Trust Unit amounts)

| | 3 Months Ended Sept. 30, 2005 | 3 Months Ended Sept. 30, 2004 | 9 Months Ended Sept. 30, 2005 | 9 Months Ended Sept. 30, 2004 |
|---|---|---|---|---|
| Revenue | $ 72,382 | $ 70,142 | $ 209,700 | $ 206,451 |
| Expenses: | | | | |
| Operations | 24,480 | 25,481 | 74,216 | 79,749 |
| General and administrative | 3,708 | 3,359 | 12,764 | 10,635 |
| Management fee | 287 | 258 | 821 | 764 |
| Depreciation and amortization | 21,350 | 19,564 | 63,251 | 62,752 |
| Accretion on asset retirement obligations | 237 | 238 | 746 | 714 |
| Other | (651) | 350 | (2,604) | (209) |
| | 49,411 | 49,250 | 149,194 | 154,405 |
| Earnings before interest and taxes | 22,971 | 20,892 | 60,506 | 52,046 |
| Interest on long-term debt | 5,784 | 6,710 | 18,647 | 17,673 |
| Interest on convertible debentures | 4,331 | 4,860 | 13,869 | 14,894 |
| Earnings before taxes | 12,856 | 9,322 | 27,990 | 19,479 |
| Capital and income taxes | 422 | 510 | 1,318 | 1,530 |
| Future income tax reduction | (7,344) | (6,300) | (22,032) | (27,100) |
| Net earnings | 19,778 | 15,112 | 48,704 | 45,049 |
| Earnings to date, beginning of period | 316,661 | 257,249 | 287,735 | 227,312 |
| Earnings to date, end of period | $ 336,439 | $ 272,361 | $ 336,439 | $ 272,361 |
| Earnings per Trust Unit Basic and diluted | $ 0.18 | $ 0.15 | $ 0.46 | $ 0.45 |

See accompanying notes to the consolidated financial statements

consolidated statement of cash flows
(Unaudited)

(In thousands of dollars)

| | 3 Months Ended Sept. 30, 2005 | 3 Months Ended Sept. 30, 2004 | 9 Months Ended Sept. 30, 2005 | 9 Months Ended Sept. 30, 2004 |
|---|---|---|---|---|
| Cash provided by (used in): | | | | |
| Operating activities: | | | | |
| Net earnings | $ 19,778 | $ 15,112 | $ 48,704 | $ 45,049 |
| Items not involving cash: | | | | |
| Depreciation and amortization | 21,350 | 19,564 | 63,251 | 62,752 |
| Accretion on asset retirement obligations | 237 | 238 | 746 | 714 |
| Future income tax reduction | (7,344) | (6,300) | (22,032) | (27,100) |
| Employee future benefits expense | 672 | 1,230 | 2,562 | 3,038 |
| Other | 95 | 228 | 272 | 432 |
| Cash flow from operations | 34,788 | 30,072 | 93,503 | 84,885 |
| Change in non-cash working capital | 5,034 | 5,201 | 9,924 | 8,142 |
| Employee future benefit contributions | (3,333) | (1,905) | (5,667) | (3,007) |
| | 36,489 | 33,368 | 97,760 | 90,020 |
| Financing activities: | | | | |
| Bank borrowings | 19,245 | (3,380) | 11,539 | 16,408 |
| Issue of private notes (net of costs) | | (48) | | 247,125 |
| Repayment of AOSPL expansion facility | | | | (139,600) |
| Repayment of bank facilities | | | | (110,400) |
| Repayment of senior unsecured notes | (437) | | (437) | |
| Issue of Trust Units on exercise of options | 2,067 | 64 | 5,135 | 1,672 |
| Issue of Trust Units | 9,375 | 7,500 | 21,875 | 22,250 |
| Distributions to Unitholders - current year | (28,489) | (26,560) | (74,021) | (70,339) |
| Distributions to Unitholders - prior year | | | (9,007) | (8,642) |
| | 1,761 | (22,424) | (44,916) | (41,526) |
| Investing activities: | | | | |
| AOSPL expansion | (2,563) | (3,421) | (2,937) | (27,458) |
| Capital expenditures | (31,454) | (4,739) | (49,490) | (15,724) |
| Change in non-cash working capital | | 183 | | (10,387) |
| | (34,017) | (7,977) | (52,427) | (53,569) |
| Change in cash | 4,233 | 2,967 | 417 | (5,075) |
| (Bank indebtedness) cash, beginning of period | (6,787) | (4,776) | (2,971) | 3,266 |
| Bank indebtedness, end of period | $ (2,554) | $ (1,809) | $ (2,554) | $ (1,809) |

Other cash disclosures:

| | | | | |
|---|---|---|---|---|
| Interest on long-term debt paid | $ (4,505) | $ (3,665) | $ (16,384) | $ (14,205) |
| Interest on convertible debentures paid | $ (377) | $ (504) | $ (9,838) | $ (10,560) |
| Taxes paid | $ (93) | $ (495) | $ (914) | $ (1,485) |

See accompanying notes to the consolidated financial statements

Notes to the consolidated financial statements:
(Tabular amounts in thousands of dollars, except per Trust Unit amounts)

1. Significant accounting policies:

The interim consolidated financial statements of Pembina Pipeline Income Fund ("the Fund") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The disclosure provided below is incremental to that included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Fund's annual report for the year ended December 31, 2004.

2. Business segments:

The Fund conducts its operations through two operating segments: Pipeline Operations and Ethylene Storage Operations.

Pipeline Operations consist of the operations of pipelines and related facilities to deliver crude oil, condensates and natural gas liquids in Alberta and British Columbia.

Ethylene Storage Operations consist of the Fund's direct and indirect interest in the Fort Saskatchewan Ethylene Storage Partnership (the "Partnership"). The Partnership owns and operates an underground ethylene storage facility and related lands and equipment.

The financial results of the business segments are as follows:

| | Pipeline Operations | Ethylene Storage Operations | 2005 Total | Pipeline Operations | Ethylene Storage Operations | 2004 Total |
|---|---|---|---|---|---|---|
| Three months ended Sept. 30 | | | | | | |
| Revenue | $ 66,648 | $ 5,734 | $ 72,382 | $ 64,849 | $ 5,293 | $ 70,142 |
| Expenses | | | | | | |
| Operations | 23,647 | 833 | 24,480 | 24,662 | 819 | 25,481 |
| General and administrative | 3,708 | | 3,708 | 3,359 | | 3,359 |
| Management fee | 287 | | 287 | 258 | | 258 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Depreciation and amortization | 19,055 | 2,295 | 21,350 | 17,144 | 2,420 | 19,564 |
| Accretion on asset retirement obligations | 237 | | 237 | 238 | | 238 |
| Other | (651) | | (651) | 350 | | 350 |
| | 46,283 | 3,128 | 49,411 | 46,011 | 3,239 | 49,250 |
| Earnings before interest and taxes | $ 20,365 | $ 2,606 | $ 22,971 | $ 18,838 | $ 2,054 | $ 20,892 |
| Nine months ended Sept. 30 | | | | | | |
| Revenue | $193,621 | $16,079 | $209,700 | $190,507 | $15,944 | $206,451 |
| Expenses | | | | | | |
| Operations | 71,675 | 2,541 | 74,216 | 76,992 | 2,757 | 79,749 |
| General and administrative | 12,764 | | 12,764 | 10,635 | | 10,635 |
| Management fee | 821 | | 821 | 764 | | 764 |
| Depreciation and amortization | 56,368 | 6,883 | 63,251 | 55,495 | 7,257 | 62,752 |
| Accretion on asset retirement obligations | 746 | | 746 | 714 | | 714 |
| Other | (2,604) | | (2,604) | (209) | | (209) |
| | 139,770 | 9,424 | 149,194 | 144,391 | 10,014 | 154,405 |
| Earnings before interest and taxes | $ 53,851 | $ 6,655 | $ 60,506 | $ 46,116 | $ 5,930 | $ 52,046 |

3. Trust Units:

The Fund is authorized to create and issue an unlimited number of Trust Units.

| | Trust Units | Amount |
|---|---|---|
| Balance, January 1, 2004 | 98,766,465 | $ 896,132 |
| Exercise of Trust Unit options | 309,020 | 3,030 |
| Debenture conversions | 1,316,091 | 12,990 |
| Distribution Reinvestment Plan | 2,541,645 | 29,750 |
| Balance, December 31, 2004 | 102,933,221 | 941,902 |
| Exercise of Trust Unit options | 479,365 | 5,135 |
| Debenture conversions | 6,892,450 | 80,415 |
| Distribution Reinvestment Plan | 1,633,097 | 21,875 |

| | | | |
|---|---|---|---|
| Balance, September 30, 2005 | 111,938,133 | $ | 1,049,327 |

The net earnings per Trust Unit are based on earnings available to Unitholders and the weighted average Trust Units outstanding for the period. The earnings available to Unitholders for the third quarter was $19.8 million (2004 - $15.1 million). The weighted average Trust Units outstanding for the third quarter were 110,845,000 Units (2004 - 101,502,000).

The diluted earnings per Trust Unit are based on net earnings and the weighted average Trust Units outstanding adjusted for the dilutive effect of convertible debentures and employee Trust Unit options. The net earnings for the third quarter was $24.1 million (2004 - $20.0 million). In computing diluted earnings per Trust Unit, 15,582,000 Trust Units (2004 - 22,858,000) were added to the weighted average Trust Units outstanding for the third quarter for the dilutive effect of convertible debentures and employee Trust Unit options. Diluted earnings per Trust Unit are not disclosed as the amounts are anti-dilutive. At September 30, 2005, 1,369,999 options (September 30, 2004 - 1,281,161) were outstanding and exercisable at a weighted average price of $11.75 (September 30, 2004 - $9.89).

4. Contingencies:

The Fund is involved in a dispute with the shippers on the AOSPL pipeline with respect to the interpretation of a transportation agreement and the inclusion of income tax in its tolls. These shippers have challenged amounts totaling approximately $14.2 million charged by the Fund's subsidiary going back to the year ended 2002. The parties involved have agreed to enter into arbitration in regards to this issue. Management's opinion is that income taxes are appropriately included in the tolls and, accordingly, no recognition of a liability or loss has been made at this time.

Pembina Pipeline Income Fund — INVESTOR INFORMATION

Exchange Listing and Trading Symbols:

The Toronto Stock Exchange
Trust Units Symbol: PIF.UN
8.25% Convertible Debentures Symbol: PIF.DB
7.50% Convertible Debentures Symbol: PIF.DB.A
7.35% Convertible Debentures Symbol: PIF.DB.B

Trustee, Registrar and Transfer Agent:

Computershare Trust Company of Canada
Shareholder Communications:
1-888-267-6555

Corporate Office:

Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan:

Pembina offers a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan to eligible Unitholders of Pembina Pipeline Income Fund.

The Plan allows participants an opportunity to:

- reinvest distributions into Trust Units at a 5 percent discount to a weighted average market price, under the distribution reinvestment component of the Plan; or,

- realize 2 percent more cash on their distributions, under the

700 - 9th Avenue S.W.
P.O. Box 1948
Calgary, Alberta T2P 2M7
Telephone: (403) 231-7500
Fax: (403) 237-0254

Investor Information:

e-mail:
investor-relations(at)pembina.com

Telephone: (403) 231-7500
1-888-428-3222
Fax: (403) 691-7356

Website: www.pembina.com

Quarterly Results Webcast:

A live internet broadcast of Pembina's Third Quarter 2005 Results conference call is scheduled for October 28, 2005 at 9:00 a.m. Calgary (11:00 a.m. Eastern, 8:00 a.m. Pacific). Those wishing to access the webcast are invited to visit Pembina's website located at www.pembina.com, or the host site at www.newswire.ca/webcast. An archive of the call will be available on-line for 90 days following the broadcast date.

premium distribution component of the Plan;

- eligible Unitholders may also make optional Trust Unit purchases at the weighted average market price.

A brochure, detailing administration of the Plan and eligibility and enrolment information, is available on-line on Pembina's web site located at www.pembina.com, or call call 1-888-428-3222 to receive a copy by mail. Unitholders wishing to enroll in the Plan are asked to contact their broker, investment dealer, financial institution or other nominee through which the Trust Units are held.

---

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, such as loss of market, regulatory matters, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources.

>>
%SEDAR: 00008906E

/For further information: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on Tools for Investors./
(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 14:00e 27-OCT-05

# consolidated balance sheets

(In thousands of dollars)

| | Sept. 30 2005 (Unaudited) | December 31 2004 (Audited) |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Accounts receivable | **$ 27,596** | $ 26,432 |
| | **27,596** | 26,432 |
| Property, plant and equipment | **1,155,713** | 1,160,613 |
| Goodwill and other | **358,646** | 361,855 |
| | **$ 1,541,955** | $ 1,548,900 |
| **Liabilities and Unitholders' Equity** | | |
| Current liabilities: | | |
| Bank indebtedness | **$ 2,554** | $ 2,971 |
| Accounts payable and accrued liabilities | **20,775** | 12,792 |
| Distributions payable to Unitholders | **9,794** | 9,007 |
| Current portion of long-term debt | **5,455** | 3,522 |
| Current portion of convertible debentures | **8,725** | |
| | **47,303** | 28,292 |
| Long-term debt | **440,035** | 430,866 |
| Convertible debentures | **162,523** | 251,663 |
| Asset retirement obligations | **19,462** | 15,729 |
| Future income taxes | **145,268** | 167,300 |
| | **814,591** | 893,850 |
| Unitholders' equity: | | |
| Trust Units (note 3) | **1,049,327** | 941,902 |
| Earnings to date | **336,439** | 287,735 |
| Distributions to date | **(658,402)** | (574,587) |
| | **727,364** | 655,050 |
| Contingencies (note 4) | | |
| | **$ 1,541,955** | $ 1,548,900 |

*See accompanying notes to the consolidated financial statements*

# consolidated statements of earnings
(Unaudited)

(In thousands of dollars, except per Trust Unit amounts)

| | 3 Months Ended Sept. 30, 2005 | 3 Months Ended Sept. 30, 2004 | 9 Months Ended Sept. 30, 2005 | 9 Months Ended Sept. 30, 2004 |
|---|---|---|---|---|
| Revenue | $ 72,382 | $ 70,142 | $ 209,700 | $ 206,451 |
| Expenses: | | | | |
| Operations | 24,480 | 25,481 | 74,216 | 79,749 |
| General and administrative | 3,708 | 3,359 | 12,764 | 10,635 |
| Management fee | 287 | 258 | 821 | 764 |
| Depreciation and amortization | 21,350 | 19,564 | 63,251 | 62,752 |
| Accretion on asset retirement obligations | 237 | 238 | 746 | 714 |
| Other | (651) | 350 | (2,604) | (209) |
| | 49,411 | 49,250 | 149,194 | 154,405 |
| Earnings before interest and taxes | 22,971 | 20,892 | 60,506 | 52,046 |
| Interest on long-term debt | 5,784 | 6,710 | 18,647 | 17,673 |
| Interest on convertible debentures | 4,331 | 4,860 | 13,869 | 14,894 |
| Earnings before taxes | 12,856 | 9,322 | 27,990 | 19,479 |
| Capital and income taxes | 422 | 510 | 1,318 | 1,530 |
| Future income tax reduction | (7,344) | (6,300) | (22,032) | (27,100) |
| Net earnings | 19,778 | 15,112 | 48,704 | 45,049 |
| Earnings to date, beginning of period | 316,661 | 257,249 | 287,735 | 227,312 |
| Earnings to date, end of period | $ 336,439 | $ 272,361 | $ 336,439 | $ 272,361 |
| Earnings per Trust Unit | | | | |
| Basic and diluted | $ 0.18 | $ 0.15 | $ 0.46 | $ 0.45 |

*See accompanying notes to the consolidated financial statements*

# consolidated statement of cash flows

(Unaudited)

(In thousands of dollars)

| | 3 Months Ended Sept. 30, 2005 | 3 Months Ended Sept. 30, 2004 | 9 Months Ended Sept. 30, 2005 | 9 Months Ended Sept. 30, 2004 |
|---|---|---|---|---|
| Cash provided by (used in): | | | | |
| Operating activities: | | | | |
| Net earnings | $ 19,778 | $ 15,112 | $ 48,704 | $ 45,049 |
| Items not involving cash: | | | | |
| Depreciation and amortization | 21,350 | 19,564 | 63,251 | 62,752 |
| Accretion on asset retirement obligations | 237 | 238 | 746 | 714 |
| Future income tax reduction | (7,344) | (6,300) | (22,032) | (27,100) |
| Employee future benefits expense | 672 | 1,230 | 2,562 | 3,038 |
| Other | 95 | 228 | 272 | 432 |
| Cash flow from operations | 34,788 | 30,072 | 93,503 | 84,885 |
| Change in non-cash working capital | 5,034 | 5,201 | 9,924 | 8,142 |
| Employee future benefit contributions | (3,333) | (1,905) | (5,667) | (3,007) |
| | 36,489 | 33,368 | 97,760 | 90,020 |
| Financing activities: | | | | |
| Bank borrowings | 19,245 | (3,380) | 11,539 | 16,408 |
| Issue of private notes (net of costs) | | (48) | | 247,125 |
| Repayment of AOSPL expansion facility | | | | (139,600) |
| Repayment of bank facilities | | | | (110,400) |
| Repayment of senior unsecured notes | (437) | | (437) | |
| Issue of Trust Units on exercise of options | 2,067 | 64 | 5,135 | 1,672 |
| Issue of Trust Units | 9,375 | 7,500 | 21,875 | 22,250 |
| Distributions to Unitholders - current year | (28,489) | (26,560) | (74,021) | (70,339) |
| Distributions to Unitholders - prior year | | | (9,007) | (8,642) |
| | 1,761 | (22,424) | (44,916) | (41,526) |
| Investing activities: | | | | |
| AOSPL expansion | (2,563) | (3,421) | (2,937) | (27,458) |
| Capital expenditures | (31,454) | (4,739) | (49,490) | (15,724) |
| Change in non-cash working capital | | 183 | | (10,387) |
| | (34,017) | (7,977) | (52,427) | (53,569) |
| Change in cash | 4,233 | 2,967 | 417 | (5,075) |
| (Bank indebtedness) cash, beginning of period | (6,787) | (4,776) | (2,971) | 3,266 |
| Bank indebtedness, end of period | $ (2,554) | $ (1,809) | $ (2,554) | $ (1,809) |
| Other cash disclosures: | | | | |
| Interest on long-term debt paid | $ (4,505) | $ (3,665) | $ (16,384) | $ (14,205) |
| Interest on convertible debentures paid | $ (377) | $ (504) | $ (9,838) | $ (10,560) |
| Taxes paid | $ (93) | $ (495) | $ (914) | $ (1,485) |

*See accompanying notes to the consolidated financial statements*

Notes to the consolidated financial statements:
(Tabular amounts in thousands of dollars, except per Trust Unit amounts)

1. **Significant accounting policies:**

The interim consolidated financial statements of Pembina Pipeline Income Fund ("the Fund") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The disclosure provided below is incremental to that included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Fund's annual report for the year ended December 31, 2004.

2. **Business segments:**

The Fund conducts its operations through two operating segments: Pipeline Operations and Ethylene Storage Operations.

Pipeline Operations consist of the operations of pipelines and related facilities to deliver crude oil, condensates and natural gas liquids in Alberta and British Columbia.

Ethylene Storage Operations consist of the Fund's direct and indirect interest in the Fort Saskatchewan Ethylene Storage Partnership (the "Partnership"). The Partnership owns and operates an underground ethylene storage facility and related lands and equipment.

The financial results of the business segments are as follows:

| | **Pipeline Operations** | **Ethylene Storage Operations** | **2005 Total** | Pipeline Operations | Ethylene Storage Operations | 2004 Total |
|---|---|---|---|---|---|---|
| **Three months ended Sept. 30** | | | | | | |
| Revenue | **$ 66,648** | **$ 5,734** | **$ 72,382** | $ 64,849 | $ 5,293 | $ 70,142 |
| Expenses | | | | | | |
| Operations | **23,647** | **833** | **24,480** | 24,662 | 819 | 25,481 |
| General and administrative | **3,708** | | **3,708** | 3,359 | | 3,359 |
| Management fee | **287** | | **287** | 258 | | 258 |
| Depreciation and amortization | **19,055** | **2,295** | **21,350** | 17,144 | 2,420 | 19,564 |
| Accretion on asset retirement obligations | **237** | | **237** | 238 | | 238 |
| Other | **(651)** | | **(651)** | 350 | | 350 |
| | **46,283** | **3,128** | **49,411** | 46,011 | 3,239 | 49,250 |
| Earnings before interest and taxes | **$ 20,365** | **$ 2,606** | **$ 22,971** | $ 18,838 | $ 2,054 | $ 20,892 |
| **Nine months ended Sept. 30** | | | | | | |
| Revenue | **$ 193,621** | **$ 16,079** | **$ 209,700** | $ 190,507 | $ 15,944 | $ 206,451 |
| Expenses | | | | | | |
| Operations | **71,675** | **2,541** | **74,216** | 76,992 | 2,757 | 79,749 |
| General and administrative | **12,764** | | **12,764** | 10,635 | | 10,635 |
| Management fee | **821** | | **821** | 764 | | 764 |
| Depreciation and amortization | **56,368** | **6,883** | **63,251** | 55,495 | 7,257 | 62,752 |
| Accretion on asset retirement obligations | **746** | | **746** | 714 | | 714 |
| Other | **(2,604)** | | **(2,604)** | (209) | | (209) |
| | **139,770** | **9,424** | **149,194** | 144,391 | 10,014 | 154,405 |
| Earnings before interest and taxes | **$ 53,851** | **$ 6,655** | **$ 60,506** | $ 46,116 | $ 5,930 | $ 52,046 |

**3. Trust Units:**

The Fund is authorized to create and issue an unlimited number of Trust Units.

| | Trust Units | Amount |
|---|---|---|
| Balance, January 1, 2004 | 98,766,465 | $ 896,132 |
| Exercise of Trust Unit options | 309,020 | 3,030 |
| Debenture conversions | 1,316,091 | 12,990 |
| Distribution Reinvestment Plan | 2,541,645 | 29,750 |
| Balance, December 31, 2004 | 102,933,221 | 941,902 |
| Exercise of Trust Unit options | 479,365 | 5,135 |
| Debenture conversions | 6,892,450 | 80,415 |
| Distribution Reinvestment Plan | 1,633,097 | 21,875 |
| Balance, September 30, 2005 | 111,938,133 | $ 1,049,327 |

The net earnings per Trust Unit are based on earnings available to Unitholders and the weighted average Trust Units outstanding for the period. The earnings available to Unitholders for the third quarter was $19.8 million (2004 - $15.1 million). The weighted average Trust Units outstanding for the third quarter were 110,845,000 Units (2004 - 101,502,000).

The diluted earnings per Trust Unit are based on net earnings and the weighted average Trust Units outstanding adjusted for the dilutive effect of convertible debentures and employee Trust Unit options. The net earnings for the third quarter was $24.1 million (2004 - $20.0 million). In computing diluted earnings per Trust Unit, 15,582,000 Trust Units (2004 - 22,858,000) were added to the weighted average Trust Units outstanding for the third quarter for the dilutive effect of convertible debentures and employee Trust Unit options. Diluted earnings per Trust Unit are not disclosed as the amounts are anti-dilutive. At September 30, 2005, 1,369,999 options (September 30, 2004 - 1,281,161) were outstanding and exercisable at a weighted average price of $11.75 (September 30, 2004 - $9.89).

**4. Contingencies:**

The Fund is involved in a dispute with the shippers on the AOSPL pipeline with respect to the interpretation of a transportation agreement and the inclusion of income tax in its tolls. These shippers have challenged amounts totaling approximately $14.2 million charged by the Fund's subsidiary going back to the year ended 2002. The parties involved have agreed to enter into arbitration in regards to this issue. Management's opinion is that income taxes are appropriately included in the tolls and, accordingly, no recognition of a liability or loss has been made at this time.

| HIGHLIGHTS ($ millions except where noted) | 2005 | 2004 | % Change |
|---|---|---|---|
| **Three months ended September 30** | | | |
| Average Throughput - Conventional (mbbls/day) | 435.2 | 422.3 | 3.0 |
| Contracted Capacity - AOSPL (mbbls/day) [1] | 389.0 | 389.0 | – |
| Revenue | 72.4 | 70.1 | 3.2 |
| Operating Expense | 24.5 | 25.5 | (3.9) |
| Net Operating Income[2] | 47.9 | 44.6 | 7.3 |
| General & Administrative Expense | 3.7 | 3.4 | 10.4 |
| Interest Expense | 5.8 | 6.7 | (13.8) |
| Distributed Cash[2] | 29.1 | 26.6 | 9.2 |
| $ Per Trust Unit | $0.2625 | $0.2625 | – |
| **Nine months ended September 30** | | | |
| Average Throughput - Conventional (mbbls/day) | 433.4 | 433.5 | – |
| Contracted Capacity - AOSPL (mbbls/day) [1] | 389.0 | 389.0 | – |
| Revenue | 209.7 | 206.4 | 1.6 |
| Operating Expense | 74.2 | 79.7 | (6.9) |
| Net Operating Income[2] | 135.5 | 126.7 | 6.9 |
| General & Administrative Expense | 12.8 | 10.6 | 20.0 |
| Interest Expense | 18.6 | 17.7 | 5.5 |
| Distributed Cash[2] | 83.8 | 79.3 | 5.8 |
| $ Per Trust Unit | $0.7875 | $0.7875 | – |

[1] AOSPL contracted capacity increased from 275 mbbls/day to 389 mbbls/day at September 30, 2004 following completion of the capacity expansion.

[2] Refer to "Non-GAAP Measures" below.

## Management's Discussion and Analysis

*This Management's Discussion and Analysis (MD&A) is dated October 27, 2005 and is supplementary to, and should be read in conjunction with, the unaudited comparative interim financial statements and notes of Pembina Pipeline Income Fund (the Fund) as at and for the three and nine months ended September 30, 2005, along with the Fund's Management's Discussion and Analysis and audited financial statements and notes for the years ended December 31, 2004 and 2003. The following financial information has been prepared in accordance with Canadian generally accepted accounting principles.*

*This MD&A has been reviewed and approved by both the Audit Committee of the Board of Directors and by the Board of Directors. All amounts are listed in Canadian dollars unless otherwise specified.*

### *Fund Description*

Pembina Pipeline Income Fund is among the predominant issuers in the Canadian energy infrastructure trust sector. Pembina's extensive network of conventional liquids feeder pipelines, oil sands transportation infrastructure and ethylene storage provide an integral service to the western Canadian energy industry.

Pembina Pipeline Income Fund, an unincorporated open-ended trust, pays monthly cash distributions to Unitholders. Pembina's publicly-traded securities trade on the Toronto Stock Exchange under the symbols: PIF.UN - Trust Units; PIF.DB, PIF.DB.A, and PIF.DB.B - convertible debentures. Pembina's corporate head office is located in Calgary, Alberta.

*Fund Strategy*

Pembina's principle strategy is to provide stable distributions to Unitholders that are sustainable over the long term while pursuing opportunities for accretive growth. Pembina employs an asset portfolio strategy and has, over the past eight years, developed a diversified base of long-life energy infrastructure in four distinct segments: conventional pipeline systems, contract-based oil sands infrastructure, ethylene storage and midstream. The targeted balance of contract-based and flexible toll-based revenue, along with even exposure across the light end of the petroleum liquids spectrum, supports the stability and sustainability of results that characterizes Pembina's operations.

## Results from Operations

| *($ millions except where noted)* | Alberta Pipelines | BC Pipelines[1] | AOSPL[2] | Ethylene Storage | Total |
|---|---|---|---|---|---|
| **Three months ended September 30** | | | | | |
| **2005** | | | | | |
| Throughput (mbbls/day) | 409.7 | 25.5 | 389.0 | – | 824.2 |
| Revenue | $ 46.0 | $ 5.7 | $ 15.0 | $ 5.7 | $ 72.4 |
| Operating expense | 14.9 | 3.1 | 5.7 | 0.8 | 24.5 |
| Net operating income[3] | 31.1 | 2.6 | 9.3 | 4.9 | 47.9 |
| Capital expenditures | 27.0 | 3.9 | 2.6 | 0.5 | 34.0 |
| Operating expense ($/bbl)[4] | 0.39 | 0.60 | 0.25 | – | 0.36 |
| Average revenue ($/bbl)[4] | 1.20 | 1.10 | 0.67 | – | 1.01 |
| **2004** | | | | | |
| Throughput (mbbls/day) | 400.2 | 22.1 | 389.0 | – | 811.3 |
| Revenue | $ 44.0 | $ 7.5 | $ 13.3 | $ 5.3 | $ 70.1 |
| Operating expense | 15.9 | 4.7 | 4.1 | 0.8 | 25.5 |
| Net operating income[3] | 28.1 | 2.8 | 9.2 | 4.5 | 44.6 |
| Capital expenditures | 3.6 | 1.2 | 3.4 | – | 8.2 |
| Operating expense ($/bbl)[4] | 0.43 | 0.93 | 0.17 | – | 0.39 |
| Average revenue ($/bbl)[4] | 1.20 | 1.49 | 0.56 | – | 0.99 |
| **Nine months ended September 30** | | | | | |
| **2005** | | | | | |
| Throughput (mbbls/day) | 409.7 | 23.7 | 389.0 | – | 822.4 |
| Revenue | $ 134.7 | $ 18.7 | $ 40.3 | $ 16.0 | $ 209.7 |
| Operating expense | 47.6 | 11.2 | 12.9 | 2.5 | 74.2 |
| Net operating income[3] | 87.1 | 7.5 | 27.4 | 13.5 | 135.5 |
| Capital expenditures | 40.7 | 7.5 | 2.9 | 1.3 | 52.4 |
| Operating expense ($/bbl)[4] | 0.43 | 0.73 | 0.22 | – | 0.39 |
| Average revenue ($/bbl)[4] | 1.20 | 1.22 | 0.69 | – | 1.04 |
| **2004** | | | | | |
| Throughput (mbbls/day) | 407.5 | 26.0 | 389.0 | – | 822.5 |
| Revenue | $ 128.4 | $ 20.8 | $ 41.3 | $ 15.9 | $ 206.4 |
| Operating expense | 49.4 | 12.9 | 14.7 | 2.7 | 79.7 |
| Net operating income[3] | 79.0 | 7.9 | 26.6 | 13.3 | 126.7 |
| Capital expenditures | 9.5 | 6.2 | 27.4 | 0.1 | 43.2 |
| Operating expense ($/bbl)[4] | 0.44 | 0.77 | 0.22 | – | 0.39 |
| Average revenue ($/bbl)[4] | 1.15 | 1.24 | 0.61 | – | 0.97 |

1 Represents volume transported on the Western system only. BC production transported east is included in Alberta pipelines' total. All other metrics include both Western and BC gathering system results.

2 AOSPL contracted capacity reported as results are independent of throughput. AOSPL throughput averaged 243.1 mbbls/day for the three months ending September 30, 2005 and 214.7 mbbls/day for the nine months ending September 30, 2005.

3 Refer to "Non-GAAP Measures" below. Revenue and net operating income for the Alberta pipelines for the three and nine months ending September 30, 2005 includes $820,000 in midstream business operations.

4 Excludes ethylene storage results. Based on AOSPL actual throughput rather than contracted capacity. Excludes midstream business operations.

## Conventional Systems

Throughput on Pembina's conventional pipeline systems averaged 435,200 barrels per day (bpd) during the third quarter, up from 419,400 bpd transported during the second quarter of 2005 and 422,300 bpd during the third quarter of 2004. For the first nine months of 2005, conventional throughput averaged 433,400 bpd, consistent with the same period of 2004. As expected, seasonal factors which limited production during the second quarter started to lift, resulting in higher throughput levels in the third quarter as compared to the early summer months. Revenue generated by the conventional systems during the third quarter of the year was $50.9 million, down slightly compared to the same period of 2004. For the first nine months of 2005, the conventional systems generated revenue of $152.6 million, up 2 percent compared to the first nine months of 2004. Pembina maintains operating margins on its conventional systems through toll management, asset rationalization and cost control. Pembina endeavors to offset natural production declines by offering reliable and cost-effective transportation service to attract new volumes to its conventional pipeline systems.

### *Alberta Pipelines*

The Alberta pipeline systems transported an average of 409,700 bpd during the third quarter of 2005, compared to 400,200 bpd during the same period of 2004. Average daily throughput for the first nine months of the year was 409,700 bpd compared to 407,500 bpd transported during the same period of 2004. Volumes increased over the second quarter of 2005 as seasonal issues related to plant turnarounds and road bans during a very wet summer were partly alleviated. The Alberta systems generated $45.2 million in revenue during the quarter, a 3 percent increase over the $44.0 million recorded in the third quarter of 2004. For the first nine months of 2005, revenue generated by the Alberta systems of $133.9 million was 4 percent higher than the same period of 2004. Average revenue on the Alberta systems of $1.20 per barrel during the third quarter of 2005 is consistent with both the year to date and the third quarter of 2004 averages.

The first of three new battery connections on the Pembina system, which came on stream at the end of June, produced increasing volumes during the third quarter, propelling throughput on this system to levels not seen in several years. Construction was completed on the second of these facilities during the third quarter, and commissioning is expected before the end of the year. The third connection is scheduled for completion during the fourth quarter of 2005. These three receipt points connect production derived from renewed industry development of the Nisku zone. Facilities have been sized to meet the producer-requested handling capacity of up to 36,000 bpd. Although there have been some operational delays in the commissioning of these connections due to issues surrounding the handling of high sulfur product, production is expected to ramp up in 2006.

Pembina completed the construction of its new natural gas liquids (NGL's) pipeline interconnection between the Peace and Northern pipelines in September, and commissioning of the new pipeline is expected early in the fourth quarter of 2005. Construction had been hampered by unusually wet summer weather. Once complete, this new pipeline segment will enable the movement of 25,000 bpd of product off of the Peace system onto the Northern system. This will provide capacity for incremental receipts onto the Peace system of up to 25,000 bpd. A new pipeline connection and major facility upgrades are currently under development on the Peace system with the combined potential to add incremental volume of 25,000 bpd by mid-2006. An expansion of a truck unloading facility was completed in the third quarter, providing an additional 750 bpd of capacity. A new connection with potential to add 2,500 bpd of incremental NGL volumes is currently under construction and is expected to be operational by the fourth quarter of 2005. The Calven Pipeline connection is scheduled for completion in early 2006 and is estimated to add an incremental 18,000 to 20,000 bpd of throughput on start-up with another 3,500 bpd by mid-year 2006.

***BC Pipelines***

Throughput on the BC gathering systems averaged 31,200 bpd during the third quarter of 2005, 5 percent lower than the 32,700 bpd shipped during the same period of 2004 and 3 percent lower than the 32,100 bpd shipped during the second quarter of this year. For the first nine months of 2005, the BC gathering systems averaged 32,500 bpd of throughput, compared to 35,200 bpd during the same period of 2004. Returns on the provincially regulated BC gathering systems are independent of volume transported. Throughput on the Western system averaged 25,500 bpd during the third quarter, up from 22,100 bpd in the same period of 2004 and 22,900 bpd during the second quarter of this year. The Western system averaged 23,700 bpd during the first nine months of 2005, compared to 26,000 bpd during the same period of 2004.

Lower operating costs and capital spending on the BCUC regulated BC gathering systems resulted in a lower revenue requirement and lower average tolls during the third quarter of 2005. Average revenue on the BC systems was $1.10 per barrel during the third quarter of the year and $1.22 for the first nine months of 2005, compared to $1.49 and $1.24 during the same periods of 2004, respectively. Operating income of $2.6 million and $7.5 million for the third quarter and first nine months of 2005, respectively, was consistent with the same periods of the prior year.

Construction of a new 600 bpd connection into the Boundary Lake gathering pipeline is mechanically complete, with installation of electrical service and commissioning expected to occur early in the fourth quarter of 2005. Tank work continued on the Western system at Kamloops in September. A planned outage on the Western system will occur early in the fourth quarter of 2005 for approximately 10 days, however, Pembina will utilize storage capacity and diversion of volumes to its Alberta pipelines to minimize the impact of this work.

## AOSPL

During the third quarter of 2005, AOSPL generated revenues of $15.0 million, up 15 percent from the $13.1 million generated during the second quarter of this year, and up 13 percent from the $13.3 million during the third quarter of 2004. For the first nine months of 2005, AOSPL generated revenue of $40.3 million, compared to $41.3 million during the same period of 2004. AOSPL revenue is determined by contracted capacity and is not impacted by throughput levels. As at the end of the third quarter, the contracted capacity on the AOSPL system is 389,000 bpd. AOSPL throughput volumes averaged 243,100 bpd during the third quarter of 2005, and 214,700 bpd for the first nine months of 2005, compared to 259,600 bpd for the third quarter of 2004 and 247,400 bpd for the first nine months of 2004.

## Ethylene Storage

Total revenue generated by the ethylene storage facility was up slightly, at $5.7 million in the third quarter of 2005 compared to $5.3 million in the third quarter of 2004. Revenue for the first nine months of 2005 was $16.0 million, consistent with the $15.9 million earned during the same period of 2004. Pembina's 50 percent interest in the Fort Saskatchewan Ethylene Storage Facility generates fixed contracted returns over the term of the agreement that extends through June 2023. Along with stable, long-term cash flow, this asset provides diversification of Pembina's business into the petrochemical sector without corresponding commodity price exposure.

## Midstream

Pembina commenced operations under its new Midstream business unit during the third quarter of 2005. This business unit generated $820,000 in cash flow during the quarter.

## Expenses

During the third quarter of 2005, operating expenses totaled $24.5 million, 4 percent lower than the $25.5 million incurred during the third quarter of 2004. For the nine months ended September 30, 2005, operating costs were 7 percent lower than the same period in the previous year, at $74.2 million and $79.7 million, respectively. The decrease is primarily attributable to lower AOSPL system power costs and to inspection expense related to the Peace 12 inch NGL pipeline in mid-2004. On a per barrel of throughput basis, excluding AOSPL and the ethylene storage facility, operating costs of 42 cents per barrel for the third quarter of 2005 and 46 cents per barrel for the first nine months of 2005 have declined 14 percent and 6 percent, respectively, from the same periods of 2004. Lower expenditures during the quarter were partly related to delays in Pembina's multi-year pipeline "crack tool" program which, while ongoing during the third quarter of 2005, has not proceeded on schedule. This program utilizes new crack detection technology and will initially be run on eight pipelines over a four year period. Two of these pipeline inspections have been completed thus far, and a third inspection will be completed in the last quarter of this year. The crack tool program augments Pembina's extensive programs of regularly scheduled preventative maintenance and pipeline integrity and provides further assurance of safe, reliable pipeline operations.

General and administrative expenditures for the quarter were $3.7 million compared to $3.4 million a year earlier. For the first nine months of 2005, general and administrative expenditures of $12.8 million compared to $10.6 million for the same period of 2004. The increase is attributable to an increase in staffing levels related to growth in Pembina's business operations and to market-based salary increases.

## Distributed Cash

| | **3 Months Ended Sept. 30, 2005** | 3 Months Ended Sept. 30, 2004 | **9 Months Ended Sept. 30, 2005** | 9 Months Ended Sept. 30, 2004 |
|---|---|---|---|---|
| Net earnings | **$ 19,778** | $ 15,112 | **$ 48,704** | $ 45,049 |
| Add (deduct): | | | | |
| Depreciation and amortization | **21,350** | 19,564 | **63,251** | 62,752 |
| Accretion on asset retirement obligations | **237** | 238 | **746** | 714 |
| Future income tax reduction | **(7,344)** | (6,300) | **(22,032)** | (27,100) |
| Maintenance capital expenditures | **(1,581)** | (176) | **(2,665)** | (785) |
| Increase in distribution reserve | **(3,341)** | (1,793) | **(4,189)** | (1,377) |
| Distributed cash [1] | **$ 29,099** | $ 26,645 | **$ 83,815** | $ 79,253 |
| Distributed cash per Trust Unit[1] | **$ 0.2625** | $ 0.2625 | **$ 0.7875** | $ 0.7875 |
| Diluted distributed cash per Trust Unit[1] | **$ 0.2625** | $ 0.2533 | **$ 0.7752** | $ 0.7617 |

[1] Refer to "Non-GAAP Measures" below.

To ensure stability over economic and industry cycles and to absorb the impact of material one-time events, not all available cash is distributed to Unitholders. The accumulation of these funds is referred to as the distribution reserve. During the third quarter and the first nine months of 2005, $3.3 million and $4.2 million, respectively, was added to the distribution reserve, resulting in a balance on reserve of $9.4 million at September 30, 2005. Based on Pembina's current outlook for 2005, management is optimistic that the reserve balance will continue to rise over the course of the year to a level where reconsideration of the distribution rate may become appropriate.

## Cash Distributions

The Fund pays cash distributions on a monthly basis to Unitholders of record the last calendar day of each month. Distributions are payable on the 15th day of the month following the record date. The Fund declared distributions of $0.2625 per Trust Unit or $29.1 million in aggregate in the third quarter and $0.7875 per Trust Unit or $83.8 million for the first nine months of 2005. A component of the Fund's cash distributions is taxable in the hands of the Unitholder, with the remaining portion a return of capital, unless held in a tax-deferred account. In 2005, Pembina estimates that 80 percent of the distributions declared will be taxable and 20 percent will be a return of capital. For purposes of calculating the capital gains upon disposition of the Trust Units, for most Unitholders, the amount considered a return of capital will reduce the cost base of each Trust Unit.

## Liquidity and Capital Resources

The bank facilities include a $230 million revolving credit facility and a $30 million operating line of credit. Pembina had $165 million of undrawn capacity on the $260 million in established bank facilities at September 30, 2005, an $18 million decrease from June 30, 2005 and a $10.5 million decrease from December 31, 2004. These facilities are extendible annually by the lenders for 365 day periods, and have been extended to July 24, 2006. Should the lenders not extend these facilities in the future, the amounts will be repayable over three years with 25 percent of the principal due in equal quarterly payments over three years, with the balance due at the end of the term. Other debt includes $100 million in Secured Senior Notes due 2017, $175 million in Unsecured Senior Notes due 2014 and $75 million of Floating Rate Senior Notes due 2009. Beginning in September 2005, Pembina began making blended monthly payments of interest and principal of approximately $1.0 million on the $100 million Secured Senior Notes. Pembina's long-term debt of $445 million, together with $230 million market value of outstanding convertible debentures, resulted in a ratio of debt to total enterprise value of 28 percent at September 30, 2005. This compares to a ratio of 36 percent at the end of the third quarter of 2004 and 34 percent at the end of 2004.

Net debt financing costs of $5.8 million were recorded during the third quarter of 2005 and $18.6 million for the first nine months of 2005, compared with $6.7 million during the third quarter of 2004 and $17.7 million for the first nine months of 2004. Interest rate exposure on Pembina's floating rate debt is managed utilizing interest rate swap instruments. At September 30, 2005, Pembina had interest rate swaps in place on a principal amount of $85 million at an average rate of 5.4 percent and an average term to maturity of 2.2 years. The mark-to-market value of these instruments represented an unrealized loss of $1.7 million at September 30, 2005. Pembina has fixed interest on approximately 80 percent of its long-term debt in order to minimize exposure to rising interest rates.

Pembina's success is supported by favourable credit agency ratings. These rating systems recognize the stable profile of the Fund's assets and financial results, as well as the sustainability of the per Trust Unit distributions. The Dominion Bond Rating Service Ltd. (DBRS) has assigned Pembina Pipeline Income Fund a STA-2 (low) stability rating. DBRS's stability rating scale is from STA-1 to STA-7, with STA-1 representing the highest rating possible, and STA-7 the lowest. DBRS's rating system measures the volatility and sustainability of distributions per Trust Unit. Pembina Pipeline Corporation, the Fund's primary operating subsidiary, is also rated by DBRS, which has assigned a senior secured debt rating of 'BBB High' and a 'BBB' senior unsecured debt rating. Pembina Pipeline Corporation is also rated by Standard & Poor's (S&P) as follows: 'BBB' long-term corporate credit, 'BBB plus' senior secured debt and 'BBB' senior unsecured debt. According to S&P's rating system, debt instruments rated BBB have adequate protection parameters.

Capital expenditures during the quarter totaled $34.0 million, compared to $8.2 million during the third quarter of 2004. Through the first nine months of 2005, capital expenditures totaled $52.4 million, up from $43.2 million during the first nine months of last year. Of the total development capital expended during the first nine months of 2005, $39.8 million was incurred on the Alberta systems on several major projects including: $11.4 million for an NGL pipeline interconnection, three new battery connections to the Pembina system and $13.0 million in line fill purchase costs related to the start up of the new midstream business unit. Other capital on the Alberta systems during the year relates to connections and upgrades. Spending on AOSPL totaled $2.9 million during the first nine months of 2005, with $2.6 million of that occurring during the third quarter, significantly lower year over year as the AOSPL system expansion is now complete. A total of $7.0 million in development capital was undertaken on the BC pipelines during the first nine months of 2005, the most significant project being an upgrade at the Taylor Terminal. Maintenance capital of $1.6 million was recorded for the third quarter of 2005 and $2.7 million during the first nine months of the year, compared to $0.2 million during the third quarter of 2004 and $0.8 million during the first nine months of 2004. Development capital is currently financed utilizing existing credit facilities and Pembina's distribution reinvestment program, whereas maintenance capital is financed from the Fund's operating cash flow. As required, appropriate credit facilities will be put in place to finance new large capital projects.

| **Capital Expenditures ($ millions)** | **3 Months Ended Sept. 30, 2005** | 3 Months Ended Sept. 30, 2004 | **9 Months Ended Sept. 30, 2005** | 9 Months Ended Sept. 30, 2004 |
|---|---|---|---|---|
| Development capital | | | | |
| Alberta | **$ 26.4** | $ 3.5 | **$ 39.8** | $ 9.0 |
| BC | **3.4** | 1.1 | **7.0** | 6.0 |
| Ethylene Storage | – | – | – | – |
| AOSPL | **2.6** | 3.4 | **2.9** | 27.4 |
| Total development capital | **$ 32.4** | $ 8.0 | **$ 49.7** | $ 42.4 |
| Maintenance capital | | | | |
| Alberta | **$ 0.6** | $ 0.1 | **$ 0.9** | $ 0.5 |
| BC | **0.5** | 0.1 | **0.5** | 0.2 |
| Ethylene Storage | **0.5** | – | **1.3** | 0.1 |
| AOSPL | – | – | – | – |
| Total maintenance capital | **$ 1.6** | $ 0.2 | **$ 2.7** | $ 0.8 |
| Total capital expenditures | **$ 34.0** | $ 8.2 | **$ 52.4** | $ 43.2 |

## Contractual Obligations

The Fund is committed to annual payments as follows:

| ($ thousands) | Payments Due By Period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less than 1 year** | **1 - 3 years** | **4 - 5 years** | **After 5 years** |
| Office and Vehicle Leases | $ 14,728 | $ 3,030 | $ 4,776 | $ 3,119 | $ 3,803 |
| Long Term Debt | 445,490 | 5,455 | 189,442 | 15,128 | 235,465 |
| Convertible Debentures | 171,248 | 8,725 | 24,781 | 137,742 | |
| Total Contractual Obligations | $ 631,466 | $ 17,210 | $ 218,999 | $ 155,989 | $ 239,268 |

## Trust Unit Information

The Fund's Premium Distribution, Distribution Reinvestment and Optional Cash Purchase Plan raised $9.4 million during the third quarter and $21.9 million during the first nine months of this year, consistent with the prior year. The plan continues to attract significant Unitholder interest, and targeted plan proceeds for 2005 have been adjusted from the initial target of $15 million to $30 million. Plan proceeds will be directed towards debt repayment and funding Pembina's 2005 capital program.

The Fund's Trust Units, together with each of the three series of convertible debentures, are traded on the Toronto Stock Exchange.

| | Oct. 24, 2005 | Sept. 30, 2005 | Sept. 30, 2004 |
|---|---|---|---|
| Trust Units Outstanding | **112.2** | 111.9 | 101.9 |
| Average Daily Volume (Units per day) | **319,000**[1] | 302,500 | 169,000 |
| Unit Trading Price ($/Unit) [3] | **$ 13.61** | $ 15.40 | $ 12.47 |
| Principal Amount of Debentures Outstanding ($millions) | **$ 178.2**[2] | $ 178.6 | $ 265.6 |
| 8.25% Convertible Debentures Trading Price [3] | **$ 173.00** | $ 171.00 | $ 135.00 |
| 7.50% Convertible Debentures Trading Price [3] | **$ 129.00** | $ 146.50 | $ 117.80 |
| 7.35% Convertible Debentures Trading Price [3] | **$ 110.00** | $ 123.31 | $ 106.50 |
| Total Market Value of Securities Outstanding ($millions) [3] | **$ 1,735.0** | $ 1,955.0 | $ 1,560.0 |
| Pembina's convertible debentures are convertible to Trust Units at conversion prices of ($/Unit): | | | |
| 8.25% Convertible Debentures | | $ 9.00 | |
| 7.50% Convertible Debentures | | $ 10.50 | |
| 7.35% Convertible Debentures | | $ 12.50 | |

[1] Based on the 15 trading days from October 1 to October 24, 2005, inclusive.

[2] Full conversion to Trust Units of the remaining principal amount of the three debenture issues as at October 24, 2005 would result in the issuance of 14.9 million Trust Units.

[3] Based on closing values as at October 24, 2005, September 30, 2005 and September 30, 2004.

## New Developments and Outlook

Pembina continues to focus on organic growth opportunities and the further diversification of its revenue sources and business interests. The successful execution of Pembina's growth strategy is expected to deliver unprecedented expansion in the years ahead.

Pembina has capitalized on its competitive position in the oil sands region of northeastern Alberta, announcing two significant new pipeline agreements during the quarter. Pembina will complete the looping and extension of the AOSPL system to provide dedicated pipeline service, with transportation capacity of 250,000 bpd, from Canadian Natural's Horizon Oil Sands Project, located 70 kilometres north of Fort McMurray, Alberta, to Edmonton, Alberta. The total cost to complete the Horizon Pipeline project is estimated at $290 million with an expected in service date of July 2008. The 25 year extendible agreement with Canadian Natural provides for a fixed return on invested capital and flow through of operating costs. On completion of this project, Pembina will have contracted capacity to transport a total of 640,000 bpd of synthetic crude oil produced from oil sands.

Pembina recently announced that it has entered into initial agreements for the construction of a 56 kilometre pipeline from Pembina's AOSPL system to a new terminalling facility located near Cheecham, Alberta. The Cheecham Lateral, with a contracted capacity of 136,000 bpd, will transport synthetic crude oil to be utilized by shippers as a diluent to facilitate the pipeline transportation of bitumen. A 25 year transportation agreement with the shippers will provide Pembina a fixed rate of return on invested capital and flow through of operating expense.

Pembina expects the significant investment in long-life oil sands infrastructure, represented by the Horizon Pipeline and Cheecham Lateral, to generate considerable accretion to the distributable cash of the Fund. Pembina will continue to pursue further opportunities to expand its operating footprint in the increasingly important oil sands region.

Pembina is working in partnership with Terasen Pipelines Inc. in the development of a proposed $1 billion import condensate pipeline which could potentially be placed into service by late 2008. The proposed Spirit Pipeline would make extensive use of existing infrastructure in the transport of 100,000 bpd of condensate from Kitimat, British Columbia to Edmonton, Alberta. Preliminary engineering and design of the pipeline is underway and the partnership is conducting discussions with potential shippers. The partnership believes that the Spirit Pipeline represents an attractive transportation solution for shippers seeking to satisfy demand for diluent required in the transportation of heavy oil sands production, demand that is forecasted to increase significantly over the next several years. Pembina views this potential project as another attractive opportunity to leverage its existing investment in energy infrastructure and to enhance Unitholder value.

In July, Pembina announced an agreement for the transportation of crude oil delivered from Plains Marketing LP's Calven pipeline system, located in northeastern Alberta, whereby the Calven pipeline will be reversed to make deliveries into Pembina's Peace system. Under the terms of an extendible five year agreement, Plains will commit all of the volume transported on Calven. The agreement offers a fixed toll arrangement, with periodic adjustment for operating expense escalation. The metering and related equipment required to facilitate the transportation of these additional volumes will cost approximately $1.0 million, and it is expected that volumes in the 18,000 to 20,000 bpd range will start flowing under the contract in early 2006. An additional 3,500 bpd from the Calven system is expected to be committed under the contract commencing mid-2006.

Industry development of the Nisku zone in south-central Alberta has resulted in a material increase in projected receipts on the Pembina system. An additional 36,000 bpd of capacity will be available at three new battery locations by year end, and ongoing industry investment in this region indicates significant potential for further growth in pipeline transportation demand. Regional concerns surrounding the procedures for handling high sulfur product have resulted in some delays in bringing new production on stream, however it is expected that receipts will continue to ramp up through 2006 as industry works through and resolves these issues.

Pembina generated first revenues under its nascent midstream business towards the end of the third quarter. Pembina is actively evaluating opportunities to develop similar new business on several other pipeline systems and expects to grow this business unit over time as Pembina's resources and expertise are developed.

Some uncertainty in the trust sector has been generated by the Government of Canada's recent decision to postpone all advance tax rulings for corporate trust conversions. This uncertainty has, according to sector analysts, led to an across the board depreciation in the value of Trust Units in the quarter. Pembina's management is monitoring the actions of the Government of Canada in this matter and is supportive of the efforts of the trust industry in its representations to the Government and the public at large. Pembina's management hopes that these efforts will lead to a sensible solution that will not affect Pembina's ongoing activities or its distributions.

S&P communicated its intent to transition income trusts into the S&P/TSX Composite Index on its original schedule. The "Provisional S&P/TSX Income Trust Index", which includes the Pembina Pipeline Income Fund, was established in mid-September with a view to full transition of qualifying trusts into the composite index in March of 2006. Pembina's management views index inclusion of the Fund as a very positive development for Unitholders.

**Risk Factors**

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of the Fund. Such risk factors are presented in Management's Discussion and Analysis for the year ended December 31, 2004, and in the Fund's Annual Information Form for the year ended December 31, 2004. See "Additional Information" below.

## Selected Quarterly Information

| (unaudited) | 2005 | | | 2004 | | | | 2003 |
|---|---|---|---|---|---|---|---|---|
| ($ thousands, except where noted) | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 |
| Revenue | 72,382 | 68,215 | 69,103 | 71,840 | 70,142 | 67,283 | 69,026 | 66,266 |
| Operating expense | 24,480 | 24,763 | 24,973 | 25,279 | 25,481 | 27,727 | 26,541 | 25,317 |
| EBITDA [1] | 44,558 | 40,207 | 39,738 | 42,490 | 40,694 | 36,386 | 38,432 | 37,534 |
| Net earnings | 19,778 | 14,373 | 14,553 | 15,374 | 15,112 | 11,336 | 18,601 | 12,079 |
| Net earnings per Trust Unit ($/Unit): | | | | | | | | |
| Basic and diluted | 0.18 | 0.14 | 0.14 | 0.15 | 0.15 | 0.11 | 0.19 | 0.12 |
| Distributed cash [1] | 29,099 | 27,474 | 27,242 | 26,939 | 26,645 | 26,420 | 26,188 | 25,833 |
| Distributed cash per Trust Unit ($/Unit):[1] | | | | | | | | |
| Basic | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 |
| Diluted | 0.2625 | 0.2558 | 0.2554 | 0.2550 | 0.2533 | 0.2543 | 0.2543 | 0.2541 |
| Trust Units outstanding (thousands): | | | | | | | | |
| Weighted average (basic) | 110,845 | 104,669 | 103,776 | 102,622 | 101,502 | 100,647 | 99,764 | 98,409 |
| Weighted average (diluted) | 126,427 | 126,003 | 125,376 | 125,236 | 124,360 | 123,541 | 122,688 | 121,889 |
| End of period | 111,938 | 104,949 | 104,127 | 102,933 | 101,874 | 100,902 | 100,115 | 98,766 |

[1] Refer to "Non-GAAP Measures" below.

Pembina's stable operations typically produce limited variability in quarterly results. However, continued growth in Pembina's underlying asset base has resulted in increased revenue, expense and cash flow over the last eight quarters. There are some variations in this trend, due to one-time events and expected seasonal factors which impact oil and gas production particularly during the second quarter of each year.

## Additional Information

Additional information relating to Pembina Pipeline Income Fund, including the Fund's Annual Information Form and financial statements, can be found on the Fund's profile on the SEDAR website at www.sedar.com.

## Non-GAAP Measures

*Throughout this MD&A the Fund and Pembina use the term "distributed cash" to refer to the amount of cash that has been or is to be available for distribution to the Fund's Unitholders. "Distributed cash" is not a measure recognized by Canadian generally accepted accounting principles (GAAP). Therefore, distributed cash of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that distributed cash should not be construed as an alternative to net earnings, cash from operating activities or other measures of financial performance calculated in accordance with GAAP as an indicator of the Fund's performance.*

*Further, the use of terms "EBITDA" (earnings before interest, taxes, depreciation and amortization) and "net operating income" are not recognized under Canadian GAAP. Management believes that in addition to earnings, operating income and EBITDA are useful measures. They provide an indication of the results generated by the Fund's business activities prior to consideration of how activities were financed or how the results are taxed. Investors should be cautioned, however, that operating income and EBITDA should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance determined in accordance with GAAP as an indicator of the Fund's performance.*

## Forward-Looking Information

*The information contained in this Management's Discussion and Analysis contains certain forward-looking statements that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets" and similar expressions. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, fluctuations in operating results and certain other risks detailed from time to time in the Fund's public disclosure documents. Undue reliance should not be placed on these forward-looking statements as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Such forward-looking statements are expressly qualified by the above statements.*

## CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, PETER D. ROBERTSON, Vice President, Finance and Chief Financial Officer of Pembina Management Inc., as Administrator of Pembina Pipeline Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Pembina Pipeline Income Fund, (the issuer) for the interim period ending September 30, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 26, 2005

[Signed Peter D. Robertson]

Peter D. Robertson
Vice President, Finance and Chief Financial Officer
Pembina Management Inc.

## CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ROBERT B. MICHALESKI, President and Chief Executive Officer of Pembina Management Inc., as Administrator of Pembina Pipeline Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Pembina Pipeline Income Fund, (the issuer) for the interim period ending September 30, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 26, 2005

[Signed Robert B. Michaleski]

Robert B. Michaleski
President and Chief Executive Officer
Pembina Management Inc.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Pembina Announces November 2005 Distribution

CALGARY, Nov. 10 /CNW/ - Pembina Pipeline Income Fund announces the November 2005 cash distribution to Unitholders of 8.75 cents per Trust Unit, to be paid December 15, 2005 to Unitholders of record on November 30, 2005. Pembina has delivered stable and growing distributions since inception in October 1997 and, based on Pembina's outlook Management is confident that the current distribution will be maintained in 2005.

Pembina Pipeline Income Fund is a Canadian income fund engaged, through its operating subsidiaries, in the transportation of light conventional and synthetic crude oil, condensate and natural gas liquids in Western Canada. The Fund's securities trade on the Toronto Stock Exchange under the following symbols: PIF.UN - trust units; PIF.DB, PIF.DB.A and PIF.DB.B - convertible debentures.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, loss of market, regulatory matters, environmental risks, industry competition, pipeline design and construction, and ability to access sufficient capital from internal and external sources.

%SEDAR: 00008906E

/For further information: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222
e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on Tools for Investors./
(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 12:21e 10-NOV-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Pembina Pipeline Income Fund Comments on the Finance Department's Consultation Paper Concerning Income Funds



CALGARY, Nov. 10 /CNW/ - Pembina Pipeline provided comments today on the consultation process currently underway by the Department of Finance Canada regarding tax issues related to business income trusts and other flow-through entities (FTEs). Submissions are being received by the Department of Finance until December 31, 2005.

Pembina Pipeline Income Fund is a member of the Canadian Association of Income Funds ("CAIF") and will support CAIF in making submissions as part of the consultation process.

In addition, Pembina has made a submission directly to the Minister of Finance outlining our views on the importance of consistent and transparent tax rules, for both businesses and the economy.

The Government consultation process appears to be predicated on several errors, including the estimated loss of tax revenue and the impact of FTEs on the economy. There is a notion that Income Trusts draw capital away from the equity markets in the form of monthly distributions, and therefore impair the economy's "productivity". In fact, Trusts have the very productive feature of focusing investment activity toward the most productive capital in the economy. The assets that make attractive Trusts are those that are highly productive, and thereby generate strong cash flows. Therefore, the advent of Trusts as a public investment vehicle is having a positive impact on national productivity. The growth of Pembina and many of its peers is a testament to this fact. In addition, most Trust holders reinvest their funds, either through Distribution Reinvestment Plans or through the purchase of other public offerings. Those dollars that are not reinvested into the market find their way into consumer purchases, also beneficial for productivity and the economy. So, any way you cut it, Income trusts are having an unambiguously positive impact on the Canadian economy.

A copy of Pembina's submission to the Minster of Finance is available for viewing on our website: www.pembina.com.

In response to enquiries from numerous Pembina Pipeline Income Fund Unitholders seeking assistance in participating directly in the consultation process we are providing the following Department of Finance contact information:

| | |
|---|---|
| For written submissions by e-mail to: | mailto:trusts-fiducies(at)fin.gc.ca |
| To contact the Minister of Finance: | The Honourable Ralph Goodale<br>Department of Finance Canada<br>140 O'Connor Street<br>Ottawa, Ontario K1A 0A6<br>Phone: 613-996-4743 /<br>Fax: 613-996-9790<br>E-Mail: mailto:goodale.R(at)parl.gc.ca |
| To contact your Member of Parliament: | http://www.canada.gc.ca/directories/direct_e.html |

Pembina Pipeline Income Fund (TSX: PIF.UN, PIF.DB, PIF.DB.A, PIF.DB.B) is among the predominant issuers within the Canadian energy infrastructure income fund sector. Pembina's extensive network of conventional liquids feeder pipelines, oil sands transportation infrastructure and ethylene storage provide an integral service to the Western Canadian energy industry. This balanced portfolio of premium, long-life energy infrastructure assets supports

the stability and sustainability of the Fund.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, loss of market, regulatory matters, environmental risks, industry competition, pipeline design and construction, and ability to access sufficient capital from internal and external sources.

%SEDAR: 00008906E

/For further information: Mr. D. James Watkinson, Q.C., Vice President, General Counsel and Secretary, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on Tools for Investors./
(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 18:05e 10-NOV-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Pembina Increases 2006 Distribution Rate Following Favorable Tax Decision



CALGARY, Dec. 7 /CNW/ - Pembina Pipeline Income Fund ("Pembina" TSX: PIF.UN), announces that the Arbitrator, in the tax dispute between Pembina's subsidiary Alberta Oil Sands Pipeline Limited ("AOSPL") and the Syncrude owners, has rendered a binding on December 6, 2005 supporting AOSPL's interpretation of the 1993 AOSPL Pipeline Agreement allowing AOSPL to continue to collect deemed taxes in its tolls.

Pembina disclosed in its Third Quarter 2005 Interim Report to Unitholders that the disputed amount for the period January 1, 2002 to September 30, 2005 totaled $14.2 million. A significant distribution reserve has been accumulated as a result of the deferral of an increase in Pembina's distribution rate pending resolution of this matter. Robert Michaleski, Pembina's President and CEO, stated, "We are pleased that the arbitrator accepted AOSPL's position on this matter. This important decision will determine the treatment of taxes for the duration of the contract between AOSPL and the Syncrude owners which presently expires in 2035."

Following receipt of the favorable tax decision, Pembina received the approval of its Board of Directors to increase its distribution rate effective January, 2006 by nine percent to 9.5 cents per month ($1.14 annualized), up from the 8.75 cent per month rate, or $1.05 annually, paid since 2001. Strong operating results produced by Pembina's conventional assets coupled with growth in its oilsands and midstream business units has generated a significant and sustainable increase in cash flow that will support the new level of cash distribution.

Pembina's conventional pipeline business has benefited from the tremendous level of oil and natural gas industry activity in many of its service areas, resulting in stronger aggregate operating performance and precipitating the development of new services and revenue enhancement opportunities. Development of a new Midstream business unit is underway and Pembina forecasts that, as the business is rolled out across targeted segments of the conventional asset base, this unit will become a significant source of alternative revenue.

Pembina has, over the past several months, announced new investment in oilsands infrastructure that will significantly expand its operating footprint in this important long-life production region. Pembina will undertake a $300 million expansion of its AOSPL system to provide exclusive transportation to CNRL's Horizon Oilsands Project, with a projected in-service date of mid-2008. Construction has commenced on the $42 million Cheecham Lateral pipeline which is scheduled to be ready for service by November 2006. Together, these initiatives have elevated Pembina to among the largest of the oilsands infrastructure players in Western Canada and positioned Pembina to capture further growth in this area. Development of the Spirit Pipeline proposal for a $1 billion import condensate delivery pipeline, slated for completion by late 2008, is proceeding.

Robert Michaleski commented, "We are delighted to deliver on our promise of higher distributions to Unitholders and are strongly encouraged by the current operating environment. All aspects of our business are performing well. Favorable market conditions and prudent management continue to produce strong operating results from our conventional assets. Together with the accretive organic growth in our oilsands unit and expansion of our midstream business, we anticipate further adjustment to the distribution rate may be considered in the coming years as the successful execution of our various business development initiatives begin to generate incremental cash flow."

Pembina Pipeline Income Fund (TSX: PIF.UN, PIF.DB, PIF.DB.A, PIF.DB.B) is among the predominant issuers in the Canadian energy infrastructure trust sector. Pembina's extensive network of conventional liquids feeder pipelines, oil sands transportation infrastructure and ethylene storage provide an integral service to the Western Canadian energy industry. This balanced portfolio of premium, long-life energy infrastructure assets supports the

stability and sustainability of the Fund.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, loss of market, regulatory matters, environmental risks, industry competition, pipeline design and construction, and ability to access sufficient capital from internal and external sources.

%SEDAR: 00008906E

/For further information: Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on Tools for Investors./

(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 12:14e 07-DEC-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Pembina Announces December 2005 Distribution



CALGARY, Dec. 14 /CNW/ - Pembina Pipeline Income Fund announces the December 2005 cash distribution to Unitholders of 8.75 cents per Trust Unit, to be paid January 13, 2006 to Unitholders of record on December 31, 2005. Cash distributions totaling $1.05 per Trust Unit have been declared in 2005. This marks the eighth consecutive year that Pembina has met its objective of providing stable, growing cash distributions to Unitholders.

On December 7, 2005 Pembina was very pleased to announce an 8.6 percent increase in the distribution rate. The rate, currently at 8.75 cents per Trust Unit, will be increased to 9.5 cents per Trust Unit, or $1.14 annualized, effective with the January 2006 distribution payable on February 15, 2006. Strong operating results produced by Pembina's conventional assets coupled with growth in its oil sands and midstream business units has generated a significant and sustainable increase in cash flow that will support the new distribution rate.

Pembina Pipeline Income Fund is a Canadian income fund engaged, through its operating subsidiaries, in the transportation of light conventional and synthetic crude oil, condensate and natural gas liquids in Western Canada. The Fund's securities trade on the Toronto Stock Exchange under the following symbols: PIF.UN - trust units; PIF.DB, PIF.DB.A and PIF.DB.B - convertible debentures.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, loss of market, regulatory matters, environmental risks, industry competition, pipeline design and construction, and ability to access sufficient capital from internal and external sources.

%SEDAR: 00008906E

/For further information: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on Tools for Investors./
(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 11:55e 14-DEC-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Pembina Announces Increased January 2006 Distribution

CALGARY, Jan. 11 /CNW/ - Pembina Pipeline Income Fund announces the January 2006 cash distribution to Unitholders of 9.5 cents per Trust Unit, to be paid February 15, 2006 to Unitholders of record on January 31, 2006. In December, Pembina's Board of Directors approved a nine percent increase in the distribution rate to 9.5 cents per month, or $1.14 annualized. Monthly distributions have increased from the 8.75 cents per month rate, or $1.05 annually, that have been paid since 2001.

Higher monthly distributions are supported by strong operational results produced by Pembina's conventional assets coupled with growth in its oilsands and midstream business units, which have generated a significant and sustainable increase in cash flow. Pembina has achieved these results through the disciplined execution of its corporate strategy, delivering stable and growing cash distributions to Unitholders.

Pembina Pipeline Income Fund is a Canadian income fund engaged, through its operating subsidiaries, in the transportation of light conventional and synthetic crude oil, condensate and natural gas liquids in Western Canada. The Fund's securities trade on the Toronto Stock Exchange under the following symbols: PIF.UN - trust units; PIF.DB, PIF.DB.A and PIF.DB.B - convertible debentures.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, loss of market, regulatory matters, environmental risks, industry competition, pipeline design and construction, and ability to access sufficient capital from internal and external sources.

%SEDAR: 00008906E

/For further information: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on Tools for Investors./

(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 12:24e 11-JAN-06

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Pembina Proceeds With Cheecham Lateral Pipeline Construction



CALGARY, Jan. 23 /CNW/ - Pembina Pipeline Corporation ("Pembina"), a wholly-owned subsidiary of Pembina Pipeline Income Fund (TSX: PIF.UN) announced that it has executed definitive agreements with ConocoPhillips Surmont Partnership, Total E&P Canada Ltd., Nexen Inc. and OPTI Long Lake L.P. (collectively referred to as the "Shippers") for the construction of the Cheecham Lateral. Pembina has entered into a transportation agreement with the Shippers for up to 136,000 barrels per day with a term ending October 31, 2031.

Construction of the $42 million Cheecham Lateral is currently underway and the line is expected to be operational by November 2006. The 56-kilometre pipeline is designed to transport synthetic crude oil ("SCO") from a newly constructed outlet on Pembina's Alberta Oil Sands Pipeline ("AOSPL") for delivery to a new terminalling facility located near Cheecham, Alberta.

Pembina anticipates that the cash flow generated under the twenty-five year agreement will provide approximately two percent annual accretion to Pembina's 2005 level of distributed cash flow. Pembina will earn a fixed return on invested capital over the contract term with full flow-through of operating expense. This project typifies the attractive ancillary opportunities available to Pembina as a result of its strategic investment in oilsands infrastructure.

Pembina Pipeline Income Fund (TSX: PIF.UN, PIF.DB, PIF.DB.A, PIF.DB.B) is among the predominant issuers in the Canadian energy infrastructure trust sector. Pembina's extensive network of conventional liquids feeder pipelines, oil sands transportation infrastructure and ethylene storage provide an integral service to the Western Canadian energy industry. This balanced portfolio of premium, long-life energy infrastructure assets supports the stability and sustainability of the Fund.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, loss of market, regulatory matters, environmental risks, industry competition, pipeline design and construction, and ability to access sufficient capital from internal and external sources.

%SEDAR: 00008906E

/For further information: contact: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on Tools for Investors./
(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 17:30e 23-JAN-06

News release via Canada NewsWire, Calgary 403-269-7605



Attention Business/Financial Editors:
Pembina Pipeline Income Fund fourth interim report for the twelve months ended December 31, 2005

PEMBINA REPORTS A RECORD BREAKING QUARTER, A RECORD BREAKING YEAR

CALGARY, Feb. 1 /CNW/ -

- Pembina achieved its highest ever level of quarterly revenue and net operating income in the fourth quarter of 2005. Fourth quarter 2005 revenue of $77.2 million was up 7 percent from the $71.8 million generated in the fourth quarter of 2004. Net operating income of $48.7 million for the fourth quarter, and $184.2 million for the twelve months of 2005, were 5 percent and 6 percent higher, respectively, than the same periods of 2004. The year over year increase resulted from improved operating margins on Pembina's conventional pipeline systems and the positive impact of the new midstream business initiatives.

- The Fund distributed $0.2625 per Trust Unit ($0.0875 per month) during the fourth quarter for total cash distributions of $29.7 million. For the twelve months ending December 31, 2005, cash distributions totaled $113.5 million, a 7 percent increase over the same period of 2004.

- During the fourth quarter, Pembina announced that it will increase its distribution rate, effective January 2006, by 9 percent to 9.5 cents per month, or $1.14 annually, up from the 8.75 cents per month, or $1.05 annually paid since 2001. The announcement came following the favourable resolution of the tax-related tolling dispute with AOSPL shippers. Strong operating results from Pembina's conventional pipelines, together with incremental revenue generated by new midstream business initiatives and ongoing expansion of Pembina's oil sands related assets, has generated a significant and sustainable increase in cash flow that will support the new level of cash distribution.

- In 2005, receipts on Pembina's conventional pipelines, for the first time in several years, showed no decline. Pembina successfully offset natural production declines on the conventional systems as incremental volumes at several new connections came onstream and facility upgrades enhanced pipeline receipts. Pembina's conventional pipelines transported an average of 441,200 barrels per day during the fourth quarter of 2005, a slight increase over the 439,700 barrels per day transported during the same period of 2004. The AOSPL system earned revenue based on contracted capacity of 389,000 barrels per day during the quarter, and transported an average of 230,700 barrels per day.

- During the quarter, Pembina announced a project created to oversee the potential development and construction of the Spirit Pipeline, designed to transport up to 100,000 barrels per day of imported condensate from Kitimat, British Columbia to Edmonton, Alberta. The proposed project, estimated to cost $1 billion, would make extensive use of existing infrastructure and could be ready for service by late 2008.

<<

HIGHLIGHTS(1)

| ($ millions except where noted) | 2005 | 2004 | % Change |
|---|---|---|---|

| Three months ended December 31 | | | |
|---|---|---|---|
| Average Throughput - Conventional (mbbls/day) | 441.2 | 439.7 | 0.3 |
| Contracted Capacity - AOSPL (mbbls/day)(2) | 389.0 | 389.0 | - |
| Revenue | 77.2 | 71.8 | 7.5 |
| Operating Expenses | 28.5 | 25.3 | 12.8 |
| Net Operating Income(2) | 48.7 | 46.6 | 4.5 |
| General & Administrative Expense | 4.0 | 3.6 | 13.4 |
| Interest Expense | 5.2 | 6.5 | (19.0) |
| Distributed Cash(3) | 29.7 | 26.9 | 10.2 |
| $ Per Trust Unit | $0.2625 | $0.2625 | - |

| Year ended December 31 | | | |
|---|---|---|---|
| Average Throughput - Conventional (mbbls/day) | 435.4 | 435.0 | 0.1 |
| Contracted Capacity - AOSPL (mbbls/day)(2) | 389.0 | 303.7 | 28.1 |
| Revenue | 286.9 | 278.3 | 3.1 |
| Operating Expenses | 102.7 | 105.0 | (2.2) |
| Net Operating Income(2) | 184.2 | 173.3 | 6.3 |
| General & Administrative Expense | 16.8 | 14.2 | 18.4 |
| Interest Expense | 23.9 | 24.1 | (1.1) |
| Distributed Cash(3) | 113.5 | 106.2 | 6.9 |
| $ Per Trust Unit | $1.05 | $1.05 | - |

(1) This fourth quarter 2005 Interim Report to Unitholders reports unaudited results of the Fund for the quarter and twelve months ended December 31, 2005. Pembina expects to release the 2005 audited results in mid-March 2006 and expects no material variation from the unaudited results presented herein.
(2) AOSPL contracted capacity increased from 275 mbbls/day to 389 mbbls/day at September 30, 2004. The 2004 value represents a weighted average available capacity for the year.
(3) Refer to "Non-GAAP Measures" below.

## Management's Discussion and Analysis

This Management's Discussion and Analysis (MD&A) is dated February 1, 2006 and is supplementary to, and should be read in conjunction with, the unaudited comparative interim financial statements and notes of Pembina Pipeline Income Fund (the Fund) as at and for the three and twelve months ended December 31, 2005, along with the Fund's Management's Discussion and Analysis and audited financial statements and notes for the years ended December 31, 2004 and 2003.

This MD&A has been reviewed and approved by both the Audit Committee of the Board of Directors and by the Board of Directors. All amounts are listed in Canadian dollars unless otherwise specified.

## Fund Description

Pembina Pipeline Income Fund is among the predominant issuers in the Canadian energy infrastructure trust sector. Pembina's extensive network of conventional liquids feeder pipelines, oil sands transportation infrastructure and midstream operations provide an integral service to the western Canadian energy industry.

Pembina Pipeline Income Fund, an unincorporated open-ended trust, pays monthly cash distributions to Unitholders. Pembina's publicly-traded

securities trade on the Toronto Stock Exchange under the symbols: PIF.UN - Trust Units; PIF.DB, PIF.DB.A, and PIF.DB.B - convertible debentures. Pembina's corporate head office is located in Calgary, Alberta.

Fund Strategy

Pembina's principal objective is to provide stable distributions to Unitholders that are sustainable over the long term while pursuing opportunities for accretive growth. Pembina employs a portfolio strategy and has, over the past eight years, developed a diversified base of long-life energy infrastructure in distinct segments: conventional pipeline systems, contract-based oil sands infrastructure and midstream business. The targeted balance of contract-based and flexible toll-based revenue, along with even exposure across the light end of the petroleum liquids spectrum, supports the stability and sustainability of results that characterizes Pembina's operations.

Results from Operations

| ($ millions except where noted) | Conventional Pipelines Alberta | Conventional Pipelines BC(1) | Oil Sands Pipe-lines(2) | Mid-stream(3) Business | Total |
|---|---|---|---|---|---|
| Three months ended December 31 | | | | | |
| 2005 | | | | | |
| Throughput (mbbls/day) | 417.1 | 24.1 | 389.0 | - | 830.2 |
| Revenue | $ 46.6 | $ 6.5 | $ 15.3 | $ 8.8 | $ 77.2 |
| Operating expenses | 17.8 | 3.8 | 5.6 | 1.3 | 28.5 |
| Net operating income(4) | 28.9 | 2.7 | 9.6 | 7.5 | 48.7 |
| Capital expenditures | 17.9 | 3.8 | 2.7 | 2.6 | 27.0 |
| Operating expenses ($/bbl)(5) | 0.46 | 0.77 | 0.27 | - | 0.42 |
| Average revenue ($/bbl)(5) | 1.21 | 1.30 | 0.72 | - | 1.06 |
| 2004 | | | | | |
| Throughput (mbbls/day) | 415.5 | 24.2 | 389.0 | - | 828.7 |
| Revenue | $ 46.4 | $ 7.5 | $ 12.8 | $ 5.1 | $ 71.8 |
| Operating expenses | 16.4 | 4.7 | 3.4 | 0.8 | 25.3 |
| Net operating income(4) | 30.1 | 2.8 | 9.3 | 4.4 | 46.6 |
| Capital expenditures | 9.9 | 2.5 | 2.6 | 0.2 | 15.2 |
| Operating expenses ($/bbl)(5) | 0.43 | 0.89 | 0.16 | - | 0.38 |
| Average revenue ($/bbl)(5) | 1.21 | 1.43 | 0.60 | - | 1.03 |
| Twelve months ended December 31 | | | | | |
| 2005 | | | | | |
| Throughput (mbbls/day) | 411.6 | 23.8 | 389.0 | - | 824.4 |
| Revenue | $ 180.4 | $ 25.3 | $ 55.5 | $ 25.7 | $ 286.9 |
| Operating expenses | 65.4 | 15.0 | 18.5 | 3.8 | 102.7 |
| Net operating income(4) | 115.0 | 10.3 | 37.0 | 21.9 | 184.2 |
| Capital expenditures | 44.1 | 11.3 | 7.0 | 17.1 | 79.5 |
| Operating expenses ($/bbl)(5) | 0.44 | 0.74 | 0.23 | - | 0.40 |
| Average revenue ($/bbl)(5) | 1.20 | 1.24 | 0.69 | - | 1.04 |
| 2004 | | | | | |
| Throughput (mbbls/day) | 409.5 | 25.5 | 303.7 | - | 738.7 |
| Revenue | $ 174.8 | $ 28.3 | $ 54.1 | $ 21.1 | $ 278.3 |
| Operating expenses | 65.8 | 17.6 | 18.1 | 3.5 | 105.0 |
| Net operating income(4) | 109.1 | 10.7 | 35.9 | 17.6 | 173.3 |

| | | | | | |
|---|---|---|---|---|---|
| Capital expenditures | 18.8 | 8.8 | 30.1 | 0.3 | 58.0 |
| Operating expenses ($/bbl)(5) | 0.44 | 0.80 | 0.20 | - | 0.39 |
| Average revenue ($/bbl)(5) | 1.17 | 1.29 | 0.61 | - | 0.99 |

(1) Represents volume transported on the Western system only. BC production transported east is included in Alberta pipelines' total. All other metrics include both Western and BC gathering system results.

(2) Results include only AOSPL with the exception of capital expenditures which includes $0.8 million for Cheecham in the fourth quarter 2005 and $2.2 million in 2005; and $1.1 million for Horizon in both the fourth quarter and the full year 2005. AOSPL contracted capacity is reported as results are independent of throughput. AOSPL throughput averaged 230.7 mbbls/day for the three months ending December 31, 2005 and 218.7 mbbls/day for the twelve months ending December 31, 2005. The 2004 value represents the weighted average available capacity for the year.

(3) Revenue generated by the terminalling, storage and hub services was included in Alberta pipelines for the third quarter of 2005, as the amount was not material. Beginning in the fourth quarter 2005, midstream business results includes both the ethylene storage facility and the terminalling, storage and hub services.

(4) Refer to "Non-GAAP Measures" below.

(5) Excludes midstream business results. Based on AOSPL actual throughput rather than contracted capacity.

Conventional Systems

Pembina transported an average of 441,200 barrels per day (bpd) on its conventional pipeline systems during the fourth quarter of 2005, up from 435,200 bpd during the third quarter of 2005 and 439,700 bpd during the fourth quarter of 2004. Conventional throughput averaged 435,400 bpd for 2005, up slightly from the 435,000 transported during 2004. Some maintenance programs on connected facilities which normally occur in the second quarter extended into the beginning of the third quarter in 2005 due to unusually wet summer weather. These seasonal factors that had continued to limit production somewhat during the beginning of the third quarter were alleviated as cooler fall weather set in, contributing to higher throughput levels during the last quarter of the year. The conventional systems generated revenue of $53.1 million during the fourth quarter of 2005, down slightly compared to the same period of 2004, due to lower operating costs and capital expenditures on the BC systems which flow through to revenue. During 2005, the conventional systems generated revenue of $205.7 million, compared to the $203.1 million earned in 2004. Pembina employs a combination of toll management, asset rationalization and cost control to maintain operating margins on its conventional systems. Further, Pembina endeavors to offset natural production declines in its service areas by offering reliable and cost-effective transportation service to attract new volumes to its conventional pipeline systems.

Alberta Pipelines

During the fourth quarter of 2005, Pembina's Alberta pipeline systems transported an average of 417,100 bpd, up from the 409,700 bpd shipped during the third quarter of 2005, and the 415,500 bpd during the fourth quarter of 2004. Average daily throughput for the full year 2005 was 411,600 bpd compared to 409,500 bpd transported during the same period of 2004. Volumes increased over the third quarter of 2005 as lingering seasonal issues abated and expected new volumes came on stream. The Alberta systems generated $46.6 million in revenue during the quarter, consistent with the $46.4 million recorded in the fourth quarter of 2004. Total revenue generated by the Alberta systems for 2005 of $180.4 million was 3 percent higher than 2004 revenue of

$174.8 million. Fourth quarter average revenue of $1.21 per barrel on the Alberta systems remained flat compared to the same quarter 2004. The average for the twelve months ended December 31, 2005 was $1.20 per barrel, up from $1.17 per barrel in 2004.

The last of three new connections on the Pembina system was mechanically completed by the end of the fourth quarter. These three receipt points, connecting production derived from renewed industry development of the Nisku zone, have been sized to meet the producer-requested handling capacity of up to 36,000 bpd. Certain operational delays in the commissioning of these connections and regional issues surrounding the handling of high sulfur product delayed first receipt of product from two of these facilities to early 2006.

A new natural gas liquids pipeline interconnection between the Peace and Northern pipelines was completed and commissioned late in the fourth quarter of 2005. This new pipeline enables the movement of product off of the Peace system onto the Northern system, freeing-up 25,000 bpd of carrying capacity on the south leg of the Peace system. This capacity will be available to transport NGL production that is projected to increase in northwestern Alberta in 2006.

Several major facility upgrades are currently under development on the Peace system with the combined potential to add incremental volume of 5,000 bpd by mid-2006. Included in these developments is a new connection with potential to add 2,500 bpd that is expected to be on stream by early 2006. Connection of the Calven Pipeline is now scheduled for completion in early 2006, revised from the original late 2005 schedule as a result of operational delays. This connection is estimated to add an incremental 18,000 to 20,000 bpd on start-up with another 3,500 bpd in the latter half of 2006.

BC Pipelines

Throughput on the BC pipelines during both the fourth quarter and the twelve months ended December 31, 2005 was down slightly compared to the same periods of 2004 due largely to natural production decline in the service areas. During the fourth quarter of 2005, throughput on the BC gathering systems averaged 30,300 bpd, 8 percent lower than the 32,800 bpd shipped during the same period of 2004, and 3 percent lower than the 31,200 bpd shipped during the third quarter of this year. The BC gathering systems averaged 32,000 bpd of throughput during 2005, compared to 34,600 bpd during the same period of 2004. Returns on the provincially regulated BC gathering systems are independent of volume transported. Throughput on the Western system averaged 24,100 bpd during the fourth quarter of 2005, consistent with the 24,200 bpd in the same period of 2004, but down compared to the 25,500 bpd transported during the third quarter of this year. Throughput was somewhat restricted in the fourth quarter of 2005, due to a 10 day planned maintenance on the Western system. Pembina utilized storage capacity and diversion of volumes to its Alberta pipelines to minimize the impact of this work. During the outage, the northern half of the pipeline was internally inspected, and upgrade work at the Taylor hub was completed. The Western system averaged 23,800 bpd of throughput during 2005, compared to 25,500 bpd during the same period of 2004.

Revenues on the provincially regulated BC gathering systems are based on a cost of service methodology with tolls designed to recover operating costs and earn a return on capital invested. Average revenue on the BC systems was $1.30 per barrel during the fourth quarter, up compared to $1.10 per barrel during the third quarter of the year but lower than the $1.43 per barrel generated during the fourth quarter of 2004 when recoveries of significant one-time maintenance projects temporarily inflated the average. For the year ending December 31, 2005, average revenue was $1.24 per barrel, compared to $1.29 per barrel during 2004.

Oil Sands Pipelines

AOSPL

AOSPL generated revenues of $15.3 million during the fourth quarter of 2005, consistent with the $15.0 million generated during the third quarter of this year, and up 19 percent from the $12.8 million during the fourth quarter of 2004. During 2005, AOSPL generated revenue of $55.5 million, compared to $54.1 million during 2004. AOSPL contract-based revenue recovers operating costs and earns a return on the capital invested to provide the contracted capacity, therefore is not impacted by throughput levels. 2005 was the first full year of operations since the completion of the AOSPL expansion in September 2004 that increased the contracted capacity from 275,000 bpd to 389,000 bpd. AOSPL throughput volumes averaged 230,700 bpd and 218,700 bpd during the fourth quarter and the full year of 2005, respectively. This compares to throughput of 232,400 bpd during the fourth quarter of 2004 and 243,600 bpd for the full year of 2004.

Midstream Business Unit

Ethylene Storage

The ethylene storage facility continued to generate stable returns throughout 2005, contributing revenue of $5.5 million during the fourth quarter of 2005, and $21.5 million during the twelve months ended December 31, 2005. This compares to $5.1 million and $21.1 million during the same periods of 2004, respectively. Pembina's 50 percent interest in the Fort Saskatchewan Ethylene Storage Facility generates fixed contracted returns over the term of the agreement that extends through June 2023. Along with stable, long-term cash flow, this asset provides diversification of Pembina's business into the petrochemical sector without corresponding commodity price exposure.

Terminalling, Storage and Hub Services

Pembina continued to develop its terminalling, storage and hub services during the fourth quarter of 2005. The Joint Venture with Keyera Energy, announced earlier this year, is expected to be fully operational in the first quarter of 2006. Under this Joint Venture, Pembina has facilitated the development of terminalling, storage and hub services on the Swan Hills system. In addition, Pembina initiated similar services on the Cremona system during the fourth quarter. These combined activities contributed $3.8 million in operating income during 2005.

Expenses

Operating expenses totaled $28.5 million during the fourth quarter of 2005, compared to $25.3 million incurred during the fourth quarter of 2004. For 2005, operating costs were 2 percent lower than the previous year, at $102.7 million and $105.0 million, respectively. The decrease is primarily attributable to lower operating costs on the BC pipelines and to a 2004 inspection expense related to the Peace 12 inch NGL pipeline. On a per barrel of throughput basis, operating costs on Pembina's conventional pipeline systems averaged 50 cents per barrel for the fourth quarter of 2005, up slightly compared to 48 cents per barrel during the same period of 2004. On a full year basis however, these per barrel costs were slightly lower at 47 cents per barrel and 49 cents per barrel, in 2005 and 2004, respectively. Higher costs during the fourth quarter were mainly attributable to the completion of a third internal inspection. This program utilizes new crack detection technology and will be run on eight pipelines over a four year period, at an estimated cost of $16 million. Three of these pipeline inspections had been completed by year end at a cost of $7.0 million, with another three planned for 2006. The initial program is scheduled to be completed in 2007, with the final two inspections. The crack tool program augments Pembina's regularly scheduled preventative maintenance and pipeline integrity and provides further assurance of safe, reliable pipeline operations.

General and administrative expenditures for the last quarter of 2005 were $4.0 million compared to $3.6 million a year earlier. For the twelve months of

2005, general and administrative expenditures of $16.8 million compared to $14.2 million for the same period of 2004. The increase is attributable to an increase in staffing levels related to growth in business operations and to market-based salary increases.

Distributed Cash

| | 3 Months Ended Dec. 31, 2005 | 3 Months Ended Dec. 31, 2004 | 12 Months Ended Dec. 31, 2005 | 12 Months Ended Dec. 31, 2004 |
|---|---|---|---|---|
| Net earnings | $ 21,705 | $ 15,374 | $ 70,409 | $ 60,423 |
| Add (deduct): | | | | |
| Depreciation and amortization | 22,019 | 20,943 | 85,270 | 83,695 |
| Accretion on asset retirement obligations | 269 | 238 | 1,015 | 952 |
| Future income tax reduction | (7,345) | (6,200) | (29,377) | (33,300) |
| Maintenance capital expenditures | (1,258) | (469) | (3,923) | (1,254) |
| Increase in distribution reserve | (5,723) | (2,947) | (9,912) | (4,324) |
| Distributed cash(1) | $ 29,667 | $ 26,939 | $113,482 | $106,192 |
| Distributed cash per Trust Unit(1) | $ 0.2625 | $ 0.2625 | $ 1.0500 | $ 1.0500 |
| Diluted distributed cash per Trust Unit(1) | $ 0.2542 | $ 0.2581 | $ 0.9846 | $ 1.0060 |

(1) Refer to "Non-GAAP Measures" below.

To ensure stability over economic and industry cycles and to absorb the impact of material one-time events, not all available cash is distributed to Unitholders. The notional accumulation of these funds is referred to as the distribution reserve. During the fourth quarter and the twelve months of 2005, $5.7 million and $9.9 million, respectively, was added to the distribution reserve, resulting in a notional amount of $15.1 million at December 31, 2005. The 2005 payout ratio of 92 percent is consistent with Management's objective, and it is estimated that the payout ratio will remain near the 90 percent level for 2006.

Cash Distributions

The Fund pays cash distributions on a monthly basis to Unitholders of record on the last calendar day of each month. Distributions are payable on the 15th day of the month following the record date. The Fund declared distributions of $0.2625 per Trust Unit, or $29.7 million in aggregate, in the fourth quarter and $1.05 per Trust Unit, or $113.5 million for the twelve months of 2005. The per Trust Unit distribution of $1.05 paid in 2005 is consistent with the per Trust Unit distribution paid in 2004. A component of the Fund's cash distributions is taxable in the hands of the Unitholder, with the remaining portion a return of capital, unless held in a tax-deferred account. In 2005, Pembina estimates that 85 percent of the distributions declared will be taxable and 15 percent will be a return of capital. For purposes of calculating the capital gains upon disposition of the Trust Units, for most Unitholders, the amount considered a return of capital will reduce the Unitholders' adjusted cost base of each Trust Unit.

Liquidity and Capital Resources

Pembina's bank facilities include an unsecured $230 million revolving credit facility and a $30 million operating line of credit. At December 31,

2005, Pembina had $116 million drawn, leaving $144 million of undrawn capacity on the $260 million in established bank facilities. These facilities are extendible annually by the lenders for 365 day periods, and have been extended to July 24, 2006. Should the lenders not extend these facilities in the future, the outstanding amounts will be repayable over three years with 25 percent of the principal due in equal quarterly payments over three years, and the balance due at the end of the term. Other debt includes $100 million in Secured Senior Notes due 2017, $175 million in Unsecured Senior Notes due 2014 and $75 million of Floating Rate Senior Notes due 2009. Beginning in September 2005, Pembina began making monthly payments on the principal of approximately $1.0 million on the $100 million Secured Senior Notes. Pembina's 2005 year end long-term debt of $463 million, together with $220 million market value of outstanding convertible debentures, resulted in a ratio of debt to total enterprise value of 27 percent at December 31, 2005. This compares to a ratio of 28 percent at the end of the third quarter of 2005 and 34 percent at the end of 2004.

Net debt financing costs of $5.2 million were recorded during the fourth quarter of 2005 and $23.9 million for the twelve months of 2005, compared with $6.5 million during the fourth quarter of 2004 and $24.1 million for the twelve months of 2004. Interest rate exposure on Pembina's floating rate debt is managed utilizing interest rate swap instruments. At December 31, 2005, Pembina had interest rate swaps in place on a principal amount of $85 million at an average rate of 5.4 percent and an average term to maturity of 1.9 years. The mark-to-market value of these instruments represented an unrealized loss of $1.0 million at December 31, 2005. Pembina has fixed interest on approximately 80 percent of its long-term debt in order to minimize exposure to rising interest rates.

Pembina's success is supported by favourable credit agency ratings. These rating systems recognize the stable profile of the Fund's assets and financial results, as well as the sustainability of the per Trust Unit distributions. The Dominion Bond Rating Service Ltd. (DBRS) has assigned Pembina Pipeline Income Fund a STA-2 (low) stability rating. DBRS's stability rating scale is from STA-1 to STA-7, with STA-1 representing the highest rating possible, and STA-7 the lowest. DBRS's rating system measures the volatility and sustainability of distributions per Trust Unit. Pembina Pipeline Corporation, the Fund's primary operating subsidiary, is also rated by DBRS, which has assigned a senior secured debt rating of 'BBB High' and a 'BBB' senior unsecured debt rating. Pembina Pipeline Corporation is also rated by Standard & Poor's (S&P) as follows: 'BBB' long-term corporate credit with a stable outlook, 'BBB plus' senior secured debt and 'BBB' senior unsecured debt. According to S&P's rating system, debt instruments rated BBB have adequate protection parameters.

| Capital Expenditures ($ millions) | 3 Months Ended Dec. 31, 2005 | 3 Months Ended Dec. 31, 2004 | 12 Months Ended Dec. 31, 2005 | 12 Months Ended Dec. 31, 2004 |
|---|---|---|---|---|
| Development capital | | | | |
| Conventional Pipelines | | | | |
| Alberta | $ 17.1 | $ 9.8 | $ 42.4 | $ 18.3 |
| BC | 3.7 | 2.4 | 10.7 | 8.4 |
| Oil Sands | 2.7 | 2.6 | 7.0 | 30.1 |
| Midstream | 2.3 | - | 15.5 | - |
| Total development capital | $ 25.8 | $ 14.8 | $ 75.6 | $ 56.8 |
| Maintenance capital | | | | |
| Conventional Pipelines | | | | |
| Alberta | $ 0.8 | $ 0.1 | $ 1.7 | $ 0.5 |
| BC | 0.1 | 0.1 | 0.6 | 0.4 |
| Oil Sands | - | - | - | - |
| Midstream | 0.3 | 0.2 | 1.6 | 0.3 |

| | | | | |
|---|---|---|---|---|
| Total maintenance capital | $ 1.2 | $ 0.4 | $ 3.9 | $ 1.2 |
| Total capital expenditures | $ 27.0 | $ 15.2 | $ 79.5 | $ 58.0 |

Capital expenditures during 2005 totaled $79.5 million, $27.0 million of which was incurred in the fourth quarter. This compares to $58.0 million and $15.2 million during the same periods of 2004. A significant portion of the year over year increase was attributable to costs associated with the establishment of the new midstream business, as $15.5 million was expended in 2005 to acquire line fill to facilitate midstream operations on two pipeline systems. Of the total development capital expended during the year, $42.4 million was incurred on the Alberta systems, including $14.2 million for the NGL pipeline interconnection between the Peace and Northern systems, $2.7 million for a new NGL connection to the Peace system, and $2.7 million for three new battery connections to the Pembina system. A total of $10.7 million of development capital was spent on the B.C. systems during 2005, including the major upgrade of the Taylor terminal. Total development capital expended in oil sands infrastructure during 2005 was $7.0 million, including $2.2 million on the Cheecham Lateral project and $1.0 million on the Horizon Pipeline project. Maintenance capital of $1.2 million was recorded during the fourth quarter of 2005, and $3.9 million during the full year. This compares to $0.4 million and $1.2 million during the same periods of 2004, respectively. The higher level of maintenance capital in 2005 was due to periodic costs relating to the ethylene storage facility, the cost of which is flow-through under the contract. Development capital is currently financed utilizing existing credit facilities and Pembina's distribution reinvestment program, whereas maintenance capital is financed from the Fund's operating cash flow. New credit facilities are expected to be put in place to finance major new capital projects.

Contractual Obligations

The Fund is committed to annual payments as follows:

| ($ thousands) | Payments Due By Period | | | | |
|---|---|---|---|---|---|
| Contractual Obligations | Total | Less than 1 year year | 1 - 3 years | 4 - 5 years | After 5 years |
| Office and Vehicle Leases | $ 14,461 | $ 3,022 | $ 4,689 | $ 3,094 | $ 3,656 |
| Long Term Debt | 463,614 | 7,968 | 207,712 | 15,404 | 232,530 |
| Convertible Debentures | 158,040 | 8,000 | 23,842 | 126,198 | - |
| Total Contractual Obligations | $636,115 | $ 18,990 | $236,243 | $144,696 | $236,186 |

Trust Unit and Convertible Debenture Information

The Fund's Premium Distribution, Distribution Reinvestment and Optional Cash Purchase Plan raised $9.4 million during the fourth quarter through the issuance of 653,222 Trust Units and $31.3 million during the year through the issuance of 2,286,319 Trust Units, compared with $29.8 million in the prior year through the issuance of 2,541,645 Trust Units. The plan continues to attract significant Unitholder interest, and targeted plan proceeds for 2006 have been adjusted to $47 million. Plan proceeds will be directed towards debt repayment and funding Pembina's 2006 capital program.

The Fund's Trust Units, together with each of the three series of

convertible debentures, are traded on the Toronto Stock Exchange.

| | Jan. 25, 2006 | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|---|
| Trust Units Outstanding | 114,762,073 | 113,897,002 | 102,933,221 |
| Average Daily Volume (Units per day) | 218,449(1) | 227,362 | 195,928 |
| Unit Trading Price ($/Unit)(3) | $ 16.42 | $ 15.95 | $ 13.65 |
| Principal Amount of Debentures Outstanding ($millions) | $ 158.1(2) | $ 164.8 | $ 262.5 |
| 8.25% Convertible Debentures Trading Price(3) | $ 179.99 | $ 172.21 | $ 152.00 |
| 7.50% Convertible Debentures Trading Price(3) | $ 156.50 | $ 151.50 | $ 129.00 |
| 7.35% Convertible Debentures Trading Price(3) | $ 131.00 | $ 127.35 | $ 108.00 |
| Total Market Value of Securities Outstanding ($millions)(3) | $ 2,101.0 | $ 2,036.0 | $ 1,700.0 |
| Pembina's convertible debentures are convertible to Trust Units at conversion prices of ($/Unit): | | | |
| 8.25% Convertible Debentures maturing March 31, 2006 | | $ 9.00 | |
| 7.50% Convertible Debentures maturing June 30, 2007 | | $ 10.50 | |
| 7.35% Convertible Debentures maturing December 31, 2010 | | $ 12.50 | |

(1) Based on the 17 trading days from January 3 to January 25, 2006, inclusive.

(2) Full conversion to Trust Units of the remaining principal amount of the three debenture issues as at January 25, 2006 would result in the issuance of 13.3 million Trust Units.

(3) Based on closing values as at January 25, 2006, December 31, 2005 and December 31, 2004.

New Developments and Outlook

Pembina achieved record results in 2005, reporting its highest ever level of revenue and net operating income. Pembina's business operations resulted in a $9.9 million increase in the distribution reserve over the course of the year, enabling the Fund to announce a 9 percent increase in Unitholder distributions effective January, 2006. Strong operating results produced by the conventional assets, together with the establishment of the new midstream business initiatives and the growth in its oil sands infrastructure, have generated a significant and sustainable increase in cash flow that will support the new level of cash distribution.

Pembina's conventional pipeline business continued to benefit from the tremendous level of oil and natural gas industry activity in many of its service areas, resulting in stronger aggregate operating performance. Renewed industry development of the Nisku zone in south-central Alberta has resulted in a material increase in projected receipts on the Pembina system. An additional 36,000 bpd of capacity at three new battery locations was mechanically complete by year end, and ongoing industry investment in this region indicates significant potential for further growth in pipeline transportation demand. Regional concerns surrounding the procedures for handling high sulfur product have resulted in delays in bringing new production on stream, however it is expected that receipts will continue to

ramp up through 2006 as industry works through and resolves these issues.

In addition to the 2005 expansion of a truck unloading facility on the Peace system, Pembina completed the new natural gas liquids (NGL) interconnection between the Peace and Northern pipelines during the fourth quarter. This interconnection creates an incremental 25,000 bpd of carrying capacity on the Peace system which will be available to transport NGL production that is projected to increase in northwestern Alberta in the coming year. Several additional projects are currently under development on the Peace system, with the combined potential to add incremental throughput volume of 5,000 bpd by mid-2006.

Several producer $CO_2$ pilot projects currently underway in Alberta are supported by continuing high oil prices and federal government incentives. Miscible $CO_2$ flooding, a method of enhanced oil recovery, has the potential to significantly increase the ultimate recovery of oil in place. This longer-term prospect has potential to significantly increase production in the Pembina and Swan Hills fields, as these fields are considered to be highly amenable to this technology. Pembina may have opportunities to participate in the construction of $CO_2$ pipelines through use of its extensive network of right-of-ways.

Pembina continued to develop terminalling, storage and hub services operations within the midstream business established in 2005. Pembina projects that returns from midstream related activities have considerable potential and is actively evaluating opportunities for similar new business on several of our other pipeline systems as resources and expertise are developed. As the business is rolled out across our conventional asset base, this unit is forecasted to become a significant source of revenue. Leveraging existing infrastructure assets and market position to create these new revenue streams further diversifies Pembina's business and extends the economic life of our conventional asset base.

Pembina has, over the past several months, announced two new investments in oil sands infrastructure that will significantly expand its footprint in this important long-life production region. The Horizon Pipeline will provide exclusive transportation to Canadian Natural Resources Limited's Horizon Oil Sands project, located 70 kilometers north of Ft. McMurray, Alberta. The Cheecham Lateral Pipeline will provide 136,000 barrels per day of capacity for the transportation of diluent from Pembina's existing AOSPL system to a new terminalling facility near Cheecham, Alberta. The Horizon Pipeline is scheduled to be completed by mid 2008, at an estimated cost of $300 million. Construction has commenced on the $42 million Cheecham Lateral which is scheduled to be in service by the end of 2006. Together, the Horizon Pipeline and Cheecham Lateral initiatives will elevate Pembina to among the largest of the oil sands infrastructure players and position Pembina to capture further growth in this area. Based on current estimates, Pembina believes these projects have the potential to deliver 12 percent accretion to the 2005 level of distributed cash.

During the fourth quarter, Pembina announced a project to develop a proposed $1.0 billion import condensate pipeline which could potentially be placed into service by late 2008. The Spirit Pipeline would make extensive use of existing infrastructure in the transport of 100,000 bpd of condensate from Kitimat, British Columbia to Edmonton, Alberta. Preliminary engineering and design of the pipeline is complete and discussions with potential shippers are ongoing. Pembina believes that the Spirit Pipeline could represent an attractive transportation solution for shippers seeking to satisfy demand for diluent required in the transportation of heavy oil sands production, demand that is forecasted to increase significantly over the next several years. Pembina views this project as an opportunity to leverage existing investment and to enhance both the level of service offered to its customers and value created for its Unitholders.

Uncertainty in the trust sector created by the Government of Canada's decision to postpone all advance tax rulings for income trust conversions was resolved during the fourth quarter of 2005. On November 23, 2005, the Government of Canada announced a reduction in personal income taxes on dividends, which is intended to level the playing field between corporations and income trusts and other flow-through entities.

S&P named the 72 trusts selected for inclusion in the S&P/TSX Composite Index. These issuers, including Pembina, were added to the index at a 50 percent weighting after the market close on December 16th. S&P has indicated that index inclusion at full weighting will occur in March 2006. We view the index inclusion of the Fund as a very positive development for Unitholders.

During the fourth quarter of 2005, Pembina marked its eighth year as a publicly traded income fund. Over that period Pembina has established an enviable reputation for stable operations, prudent management, sound corporate governance and a solid track record of consistent and growing distributions to Unitholders. Since our initial public offering in October 1997, Pembina has distributed a total of $688 million, or $8.25 per Trust Unit, on a $10 per unit original issue price. We have met our targets and objectives in each year of our public history and, during the most recently completed year, Pembina generated a total return of 25 percent, the highest amongst our peer group in the pipeline trust sector. Ongoing growth in both our conventional and oil sands pipeline divisions and the creation of a new midstream business unit has enabled a 9 percent increase in our distribution rate effective January, 2006. Further, the breadth of tangible and prospective growth opportunities currently under development across all of our business segments lend confidence in our continuing ability to provide leadership and superior performance.

Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of the Fund. Such risk factors are presented in Management's Discussion and Analysis for the year ended December 31, 2004, and in the Fund's Annual Information Form for the year ended December 31, 2004. See "Additional Information" below.

Selected Quarterly Information

| (unaudited) | 2005 | | | |
|---|---|---|---|---|
| ($ thousands, except where noted) | Q4 | Q3 | Q2 | Q1 |
| Revenue | 77,197 | 72,382 | 68,215 | 69,103 |
| Operating expenses | 28,520 | 24,480 | 24,763 | 24,973 |
| EBITDA(1) | 45,027 | 44,558 | 40,207 | 39,738 |
| Net earnings | 21,705 | 19,778 | 14,373 | 14,553 |
| Net earnings per Trust Unit ($/Unit): | | | | |
| Basic and diluted | 0.19 | 0.18 | 0.14 | 0.14 |
| Distributed cash(1) | 29,667 | 29,099 | 27,474 | 27,242 |
| Distributed cash per Trust Unit ($/Unit):(1) | | | | |
| Basic | 0.2625 | 0.2625 | 0.2625 | 0.2625 |
| Diluted | 0.2542 | 0.2625 | 0.2558 | 0.2554 |
| Trust Units outstanding (thousands): | | | | |
| Weighted average (basic) | 113,019 | 110,845 | 104,669 | 103,776 |
| Weighted average (diluted) | 127,445 | 126,427 | 126,003 | 125,376 |
| End of period | 113,897 | 111,938 | 104,949 | 104,127 |

| (unaudited) | 2004 | | | |
|---|---|---|---|---|
| ($ thousands, except where noted) | Q4 | Q3 | Q2 | Q1 |

| | | | | |
|---|---|---|---|---|
| Revenue | 71,840 | 70,142 | 67,283 | 69,026 |
| Operating expenses | 25,279 | 25,481 | 27,727 | 26,541 |
| EBITDA(1) | 42,490 | 40,694 | 36,386 | 38,432 |
| Net earnings | 15,374 | 15,112 | 11,336 | 18,601 |
| Net earnings per Trust Unit ($/Unit): | | | | |
| Basic and diluted | 0.15 | 0.15 | 0.11 | 0.19 |
| Distributed cash(1) | 26,939 | 26,645 | 26,420 | 26,188 |
| Distributed cash per Trust Unit ($/Unit):(1) | | | | |
| Basic | 0.2625 | 0.2625 | 0.2625 | 0.2625 |
| Diluted | 0.2550 | 0.2533 | 0.2543 | 0.2543 |
| Trust Units outstanding (thousands): | | | | |
| Weighted average (basic) | 102,622 | 101,502 | 100,647 | 99,764 |
| Weighted average (diluted) | 125,236 | 124,360 | 123,541 | 122,688 |
| End of period | 102,933 | 101,874 | 100,902 | 100,115 |

(1) Refer to "Non-GAAP Measures" below.

Pembina's stable operations typically produce limited variability in quarterly results. However, continued growth in Pembina's underlying asset base has generally resulted in increased revenues, expenses and cash flows over the last eight quarters. Variations in this trend result from one-time events and expected seasonal factors which impact oil and gas production, occurring most frequently during the second quarter of each year.

Additional Information

Additional information relating to Pembina Pipeline Income Fund, including the Fund's Annual Information Form and financial statements, can be found on the Fund's profile on the SEDAR website at www.sedar.com.

Non-GAAP Measures

Throughout this MD&A the Fund and Pembina use the term "distributed cash" to refer to the amount of cash that has been or is to be available for distribution to the Fund's Unitholders. "Distributed cash" is not a measure recognized by Canadian generally accepted accounting principles (GAAP). Therefore, distributed cash of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that distributed cash should not be construed as an alternative to net earnings, cash from operating activities or other measures of financial performance calculated in accordance with GAAP as an indicator of the Fund's performance.

Further, the use of terms "EBITDA" (earnings before interest, taxes, depreciation and amortization) and "net operating income" are not recognized under Canadian GAAP. Management believes that in addition to earnings, net operating income and EBITDA are useful measures. They provide an indication of the results generated by the Fund's business activities prior to consideration of how activities were financed or how the results are taxed. Investors should be cautioned, however, that net operating income and EBITDA should not be construed as an alternative to net earnings, cash flows from operating activities or other measures of financial performance determined in accordance with GAAP as an indicator of the Fund's performance.

*Forward-Looking Information and Statements*

The information contained in this Management's Discussion and Analysis contains certain forward-looking information and statements that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some

cases, forward-looking statements and information can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets", "believes", "estimates", "continue" and similar expressions. These statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, tax laws and treatment, fluctuations in operating results and certain other risks detailed from time to time in the Fund's public disclosure documents. The Fund believes the expectations reflected in these forward-looking statements and information are reasonable as of the date hereof but no assurance can be given that these expectations will prove to be correct. Undue reliance should not be placed on these forward-looking statements and information as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Such forward-looking statements are expressly qualified by the above statements. The Fund does not undertake any obligation to publicly update or revise any forward-looking statements or information, except as required by applicable laws.

consolidated balance sheets

(In thousands of dollars)

| | Dec. 31 2005 (Unaudited) | Dec. 31 2004 (Audited) |
|---|---|---|
| Assets | | |
| Current assets: | | |
| Accounts receivable | $ 30,564 | $ 26,432 |
| | 30,564 | 26,432 |
| Property, plant and equipment | 1,161,691 | 1,160,613 |
| Goodwill and other | 366,416 | 361,855 |
| | $ 1,558,671 | $ 1,548,900 |
| Liabilities and Unitholders' Equity | | |
| Current liabilities: | | |
| Bank indebtedness | $ 7,311 | $ 2,971 |
| Accounts payable and accrued liabilities | 18,489 | 12,792 |
| Distributions payable to Unitholders | 9,966 | 9,007 |
| Current portion of long-term debt | 7,968 | 3,522 |
| Current portion of convertible debentures | 8,000 | |
| | 51,734 | 28,292 |
| Long-term debt | 455,646 | 430,866 |
| Convertible debentures | 150,040 | 251,663 |
| Asset retirement obligations | 19,716 | 15,729 |
| Future income taxes | 137,923 | 167,300 |
| | 815,059 | 893,850 |
| Unitholders' equity: | | |

| | | |
|---|---|---|
| Trust Units (note 3) | 1,073,537 | 941,902 |
| Earnings to date | 358,144 | 287,735 |
| Distributions to date | (688,069) | (574,587) |
| | 743,612 | 655,050 |
| | $ 1,558,671 | $ 1,548,900 |

See accompanying notes to the consolidated financial statements

consolidated statements of earnings
(Unaudited)

(In thousands of dollars, except per Trust Unit amounts)

| | 3 Months Ended Dec. 31, 2005 | 3 Months Ended Dec. 31, 2004 | 12 Months Ended Dec. 31, 2005 | 12 Months Ended Dec. 31, 2004 |
|---|---|---|---|---|
| Revenues | | | | |
| Pipeline transportation | $ 68,381 | $ 66,710 | $ 261,182 | $ 257,217 |
| Midstream | 8,816 | 5,130 | 25,715 | 21,074 |
| | 77,197 | 71,840 | 286,897 | 278,291 |
| Expenses: | | | | |
| Operations | 28,520 | 25,279 | 102,736 | 105,028 |
| General and administrative | 4,044 | 3,565 | 16,808 | 14,200 |
| Management fee | 344 | 312 | 1,165 | 1,076 |
| Depreciation and amortization | 22,019 | 20,943 | 85,270 | 83,695 |
| Accretion on asset retirement obligations | 269 | 238 | 1,015 | 952 |
| Other | (738) | 194 | (3,342) | (15) |
| | 54,458 | 50,531 | 203,652 | 204,936 |
| Earnings before interest and taxes | 22,739 | 21,309 | 83,245 | 73,355 |
| Interest on long-term debt | 5,230 | 6,458 | 23,877 | 24,131 |
| Interest on convertible debentures | 2,730 | 4,996 | 16,599 | 19,890 |
| Earnings before taxes | 14,779 | 9,855 | 42,769 | 29,334 |
| Capital and income taxes | 419 | 681 | 1,737 | 2,211 |
| Future income tax reduction | (7,345) | (6,200) | (29,377) | (33,300) |
| Net earnings | 21,705 | 15,374 | 70,409 | 60,423 |
| Earnings to date, beginning of period | 336,439 | 272,361 | 287,735 | 227,312 |
| Earnings to date, end of period | $ 358,144 | $ 287,735 | $ 358,144 | $ 287,735 |
| Earnings per Trust Unit | | | | |
| Basic and diluted | $ 0.19 | $ 0.15 | $ 0.65 | $ 0.60 |

See accompanying notes to the consolidated financial statements

consolidated statement of cash flows
(Unaudited)

(In thousands of dollars)

| | 3 Months Ended Dec. 31, 2005 | 3 Months Ended Dec. 31, 2004 | 12 Months Ended Dec. 31, 2005 | 12 Months Ended Dec. 31, 2004 |
|---|---|---|---|---|
| Cash provided by (used in): | | | | |
| Operating activities: | | | | |
| Net earnings | $ 21,705 | $ 15,374 | $ 70,409 | $ 60,423 |
| Items not involving cash: | | | | |
| Depreciation and amortization | 22,019 | 20,943 | 85,270 | 83,695 |
| Accretion on asset retirement obligations | 269 | 238 | 1,015 | 952 |
| Future income tax reduction | (7,345) | (6,200) | (29,377) | (33,300) |
| Employee future benefits expense | 472 | 571 | 3,034 | 3,609 |
| Other | 90 | 152 | 362 | 584 |
| Employee future benefits contributions | (7,333) | (1,429) | (13,000) | (4,436) |
| Change in non-cash working capital | (7,235) | 494 | 2,689 | 8,638 |
| Cash flow from operations | 22,642 | 30,143 | 120,402 | 120,165 |
| Financing activities: | | | | |
| Bank borrowings | 19,899 | 1,869 | 31,438 | 18,277 |
| Issue of private notes (net of costs) | | | | 247,125 |
| Repayment of AOSPL expansion facility | | | | (139,600) |
| Repayment of bank facilities | | | | (110,400) |
| Repayment of senior unsecured notes | (1,775) | | (2,212) | |
| Issue of Trust Units on exercise of options | 1,627 | 1,358 | 6,762 | 3,030 |
| Issue of Trust Units | 9,375 | 7,500 | 31,250 | 29,750 |
| Distributions to Unitholders - current year | (29,495) | (26,846) | (103,516) | (97,185) |
| Distributions to Unitholders - prior year | | | (9,007) | (8,642) |
| | (369) | (16,119) | (45,285) | (57,645) |
| Investing activities: | | | | |
| Capital expenditures | (27,030) | (14,825) | (79,457) | (58,007) |
| Change in non-cash working capital | | (361) | | (10,750) |
| | (27,030) | (15,186) | (79,457) | (68,757) |
| Change in cash | (4,757) | (1,162) | (4,340) | (6,327) |
| (Bank indebtedness) cash, beginning of period | (2,554) | (1,809) | (2,971) | 3,266 |

| | | | | |
|---|---|---|---|---|
| Bank indebtedness, end of period | $ (7,311) | $ (2,971) | $ (7,311) | $ (2,971) |
| Other cash disclosures: | | | | |
| Interest on long-term debt paid | $ (6,943) | $ (5,492) | $ (23,327) | $ (22,906) |
| Interest on convertible debentures paid | $ (5,768) | $ (9,245) | $ (15,606) | $ (19,741) |
| Taxes paid | $ (14) | $ (495) | $ (928) | $ (1,980) |

See accompanying notes to the consolidated financial statements

Notes to the consolidated financial statements:
(Tabular amounts in thousands of dollars, except per Trust Unit amounts)

1. Significant accounting policies:

The interim consolidated financial statements of Pembina Pipeline Income Fund ("the Fund") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The disclosure provided below is incremental to that included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Fund's annual report for the year ended December 31, 2004.

2. Business segments:

The Fund conducts its operations through two operating segments: Pipeline and Midstream.

Pipeline consists of the tariff based operations of pipelines and related facilities to deliver crude oil, condensates and natural gas liquids in Alberta and British Columbia.

Midstream consist of the Fund's direct and indirect interest in the Fort Saskatchewan Ethylene Storage Partnership (the "Partnership") and terminalling, storage and hub services.

The financial results of the business segments are as follows:

| | Pipeline | Midstream | 2005 Total | Pipeline | Midstream | 2004 Total |
|---|---|---|---|---|---|---|
| Three months ended Dec. 31 | | | | | | |
| Pipeline transportation revenue | $ 68,381 | $ - | $ 68,381 | $ 66,710 | $ - | $ 66,710 |
| Storage revenue | - | 5,464 | 5,464 | - | 5,130 | 5,130 |
| Terminalling, storage and hub services | - | 3,352 | 3,352 | - | - | - |
| Revenue before | | | | | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| expenses | 68,381 | 8,816 | 77,197 | 66,710 | 5,130 | 71,840 |
| Expenses | | | | | | |
| Operations | 27,379 | 1,141 | 28,520 | 24,513 | 766 | 25,279 |
| General and administrative | 4,044 | - | 4,044 | 3,565 | - | 3,565 |
| Management fee | 344 | - | 344 | 312 | - | 312 |
| Depreciation and amortization | 19,725 | 2,294 | 22,019 | 18,513 | 2,430 | 20,943 |
| Accretion on asset retirement obligations | 269 | - | 269 | 238 | - | 238 |
| Other | (738) | - | (738) | 194 | - | 194 |
| | 51,023 | 3,435 | 54,458 | 47,335 | 3,196 | 50,531 |
| Earnings before interest and taxes | $ 17,358 | $ 5,381 | $ 22,739 | $ 19,375 | $ 1,934 | $ 21,309 |
| Year ended Dec. 31 | | | | | | |
| Pipeline transportation revenue | $261,182 | $ - | $261,182 | $257,217 | $ - | $257,217 |
| Storage revenue | - | 21,543 | 21,543 | - | 21,074 | 21,074 |
| Terminalling, storage and hub services | - | 4,172 | 4,172 | - | - | - |
| Revenue before expenses | 261,182 | 25,715 | 286,897 | 257,217 | 21,074 | 278,291 |
| Expenses | | | | | | |
| Operations | 98,911 | 3,825 | 102,736 | 101,505 | 3,523 | 105,028 |
| General and administrative | 16,808 | - | 16,808 | 14,200 | - | 14,200 |
| Management fee | 1,165 | - | 1,165 | 1,076 | - | 1,076 |
| Depreciation and amortization | 76,092 | 9,178 | 85,270 | 74,008 | 9,687 | 83,695 |
| Accretion on asset retirement obligations | 1,015 | - | 1,015 | 952 | - | 952 |
| Other | (3,342) | - | (3,342) | (15) | - | (15) |
| | 190,649 | 13,003 | 203,652 | 191,726 | 13,210 | 204,936 |
| Earnings before interest and taxes | $ 70,533 | $ 12,712 | $ 83,245 | $ 65,491 | $ 7,864 | $ 73,355 |

Total fixed

| | | | | | | |
|---|---|---|---|---|---|---|
| assets | $1,288,158 | $231,107 | $1,519,265 | $1,309,530 | $239,370 | $1,548,900 |
| Goodwill and other | $226,944 | $130,630 | $357,574 | $227,579 | $134,276 | $361,855 |

3. Trust Units:

The Fund is authorized to create and issue an unlimited number of Trust Units.

| | Trust Units | Amount |
|---|---|---|
| Balance, January 1, 2004 | 98,766,465 | $ 896,132 |
| Exercise of Trust Unit options | 309,020 | 3,030 |
| Debenture conversions | 1,316,091 | 12,990 |
| Distribution Reinvestment Plan | 2,541,645 | 29,750 |
| Balance, December 31, 2004 | 102,933,221 | 941,902 |
| Exercise of Trust Unit options | 644,039 | 6,762 |
| Debenture conversions | 8,033,423 | 93,623 |
| Distribution Reinvestment Plan | 2,286,319 | 31,250 |
| Balance, December 31, 2005 | 113,897,002 | $1,073,537 |

The net earnings per Trust Unit are based on earnings available to Unitholders and the weighted average Trust Units outstanding for the period. The earnings available to Unitholders for the fourth quarter was $21.7 million (2004 - $15.4 million) and for the twelve months ended December 31, 2005 was $70.4 million (2004 - $60.4 million). The weighted average Trust Units outstanding for the fourth quarter were 113,019,000 Units (2004 - 102,622,000) and for the twelve months ended December 31, 2005 were 108,108,000 (2004 - 101,139,000).

The diluted earnings per Trust Unit are based on net earnings and the weighted average Trust Units outstanding adjusted for the dilutive effect of convertible debentures and employee Trust Unit options. The net earnings for the fourth quarter was $24.4 million (2004 - $20.4 million). In computing diluted earnings per Trust Unit, 14,426,000 Trust Units (2004 - 22,614,000) were added to the weighted average Trust Units outstanding for the fourth quarter for the dilutive effect of convertible debentures and employee Trust Unit options. For the twelve months ended December 31, 2005, net earnings were $87.0 million (2004 - $80.3 million) and 24,010,000 Trust Units (2004 - 22,805,000) were added to the weighted average Units outstanding for the dilutive effect of convertible debentures and employee Unit options. Diluted earnings per Trust Unit are not disclosed as the amounts are anti-dilutive.

4. Unit based compensation plans:

The Fund provides additional compensation to certain employees, officers and directors by issuing options under a Trust Unit Option Plan and restricted units under a Long Term Incentive Plan.

At December 31, 2005, 1,205,325 options (December 31, 2004 - 1,137,967) were outstanding and exercisable at a weighted average price of $12.02 (December 31, 2004 - $9.87) under the Trust Unit Option Plan.

In 2005, a new unit-based compensation plan was implemented to grant awards to certain employees and directors. The new plan will result in participants receiving cash compensation based on the value of underlying notional trust units granted under the plan. The units vest over a three-year period and the cash payments will be based on the trading value of the Trust Units plus notional accrued distributions.

Based on the ninety-day weighted average trading price of the Trust Units prior to the end of the period, the estimated intrinsic value of the notional trust units awarded at December 31, 2005 totaled $1.1 million. The Fund recorded compensation expense of $0.4 million in 2005 relating to the trust units vested under the plan.

---

Pembina Pipeline Income Fund — INVESTOR INFORMATION

---

Exchange Listing and Trading Symbols:

The Toronto Stock Exchange
Trust Units Symbol: PIF.UN
8.25% Convertible Debentures Symbol: PIF.DB
7.50% Convertible Debentures Symbol: PIF.DB.A
7.35% Convertible Debentures Symbol: PIF.DB.B

Trustee, Registrar and Transfer Agent:

Computershare Trust Company of Canada
Shareholder Communications:
1-888-267-6555

Corporate Office:

700 - 9th Avenue S.W.
P.O. Box 1948
Calgary, Alberta T2P 2M7
Telephone: (403) 231-7500
Fax: (403) 237-0254

Investor Information:

e-mail:
investor-relations(at)pembina.com

Telephone: (403) 231-7500
1-888-428-3222
Fax: (403) 691-7356

Website: www.pembina.com

Quarterly Results Webcast:

A live internet broadcast of Pembina's Fourth Quarter 2005 Results conference call is scheduled for February 2, 2006 at 9:00 a.m. Calgary

Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan:

Pembina offers a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan to eligible Unitholders of Pembina Pipeline Income Fund.

The Plan allows participants an opportunity to:

- reinvest distributions into Trust Units at a 5 percent discount to a weighted average market price, under the distribution reinvestment component of the Plan; or,

- realize 2 percent more cash on their distributions, under the premium distribution component of the Plan;

- eligible Unitholders may also make optional Trust Unit purchases at the weighted average market price.

A brochure, detailing administration of the Plan and eligibility and enrolment information, is available on-line on Pembina's web site located at www.pembina.com, or call call 1-888-428-3222 to receive a copy by mail. Unitholders wishing to enroll in the Plan are asked to contact their broker, investment dealer, financial institution or other nominee through which the Trust Units are held.

(11:00 a.m. Eastern,
8:00 a.m. Pacific).
Those wishing to access the
webcast are invited to visit
Pembina's website located at
www.pembina.com, or the host
site at www.newswire.ca/webcast.
An archive of the call will be
available on-line for 90 days
following the broadcast date.

---

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, such as loss of market, regulatory matters, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources.

>>
%SEDAR: 00008906E

/For further information: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on Tools for Investors./
(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 15:01e 01-FEB-06

| HIGHLIGHTS[1] ($ millions except where noted) | 2005 | 2004 | % Change |
|---|---|---|---|
| **Three months ended December 31** | | | |
| Average Throughput - Conventional (mbbls/day) | 441.2 | 439.7 | 0.3 |
| Contracted Capacity - AOSPL (mbbls/day)[2] | 389.0 | 389.0 | - |
| Revenue | 77.2 | 71.8 | 7.5 |
| Operating Expenses | 28.5 | 25.3 | 12.8 |
| Net Operating Income[2] | 48.7 | 46.6 | 4.5 |
| General & Administrative Expense | 4.0 | 3.6 | 13.4 |
| Interest Expense | 5.2 | 6.5 | (19.0) |
| Distributed Cash[3] | 29.7 | 26.9 | 10.2 |
| $ Per Trust Unit | $0.2625 | $0.2625 | – |
| **Year ended December 31** | | | |
| Average Throughput - Conventional (mbbls/day) | 435.4 | 435.0 | 0.1 |
| Contracted Capacity - AOSPL (mbbls/day)[2] | 389.0 | 303.7 | 28.1 |
| Revenue | 286.9 | 278.3 | 3.1 |
| Operating Expenses | 102.7 | 105.0 | (2.2) |
| Net Operating Income[2] | 184.2 | 173.3 | 6.3 |
| General & Administrative Expense | 16.8 | 14.2 | 18.4 |
| Interest Expense | 23.9 | 24.1 | (1.1) |
| Distributed Cash[3] | 113.5 | 106.2 | 6.9 |
| $ Per Trust Unit | $1.05 | $1.05 | – |

[1] This fourth quarter 2005 Interim Report to Unitholders reports unaudited results of the Fund for the quarter and twelve months ended December 31, 2005. Pembina expects to release the 2005 audited results in mid-March 2006 and expects no material variation from the unaudited results presented herein.

[2] AOSPL contracted capacity increased from 275 mbbls/day to 389 mbbls/day at September 30, 2004. The 2004 value represents a weighted average available capacity for the year.

[3] Refer to "Non-GAAP Measures" below.

## Management's Discussion and Analysis

*This Management's Discussion and Analysis (MD&A) is dated February 1, 2006 and is supplementary to, and should be read in conjunction with, the unaudited comparative interim financial statements and notes of Pembina Pipeline Income Fund (the Fund) as at and for the three and twelve months ended December 31, 2005, along with the Fund's Management's Discussion and Analysis and audited financial statements and notes for the years ended December 31, 2004 and 2003.*

*This MD&A has been reviewed and approved by both the Audit Committee of the Board of Directors and by the Board of Directors. All amounts are listed in Canadian dollars unless otherwise specified.*

### *Fund Description*

Pembina Pipeline Income Fund is among the predominant issuers in the Canadian energy infrastructure trust sector. Pembina's extensive network of conventional liquids feeder pipelines, oil sands transportation infrastructure and midstream operations provide an integral service to the western Canadian energy industry.

Pembina Pipeline Income Fund, an unincorporated open-ended trust, pays monthly cash distributions to Unitholders. Pembina's publicly-traded securities trade on the Toronto Stock Exchange under the symbols: PIF.UN - Trust Units; PIF.DB, PIF.DB.A, and PIF.DB.B - convertible debentures. Pembina's corporate head office is located in Calgary, Alberta.

*Fund Strategy*

Pembina's principal objective is to provide stable distributions to Unitholders that are sustainable over the long term while pursuing opportunities for accretive growth. Pembina employs a portfolio strategy and has, over the past eight years, developed a diversified base of long-life energy infrastructure in distinct segments: conventional pipeline systems, contract-based oil sands infrastructure and midstream business. The targeted balance of contract-based and flexible toll-based revenue, along with even exposure across the light end of the petroleum liquids spectrum, supports the stability and sustainability of results that characterizes Pembina's operations.

## Results from Operations

| | Conventional Pipelines | | Oil Sands | Midstream[3] | |
|---|---|---|---|---|---|
| *($ millions except where noted)* | Alberta | BC[1] | Pipelines[2] | Business | Total |
| **Three months ended December 31** | | | | | |
| **2005** | | | | | |
| Throughput (mbbls/day) | 417.1 | 24.1 | 389.0 | – | 830.2 |
| Revenue | $ 46.6 | $ 6.5 | $ 15.3 | $ 8.8 | $ 77.2 |
| Operating expenses | 17.8 | 3.8 | 5.6 | 1.3 | 28.5 |
| Net operating income[4] | 28.9 | 2.7 | 9.6 | 7.5 | 48.7 |
| Capital expenditures | 17.9 | 3.8 | 2.7 | 2.6 | 27.0 |
| Operating expenses ($/bbl)[5] | 0.46 | 0.77 | 0.27 | – | 0.42 |
| Average revenue ($/bbl)[5] | 1.21 | 1.30 | 0.72 | – | 1.06 |
| **2004** | | | | | |
| Throughput (mbbls/day) | 415.5 | 24.2 | 389.0 | – | 828.7 |
| Revenue | $ 46.4 | $ 7.5 | $ 12.8 | $ 5.1 | $ 71.8 |
| Operating expenses | 16.4 | 4.7 | 3.4 | 0.8 | 25.3 |
| Net operating income[4] | 30.1 | 2.8 | 9.3 | 4.4 | 46.6 |
| Capital expenditures | 9.9 | 2.5 | 2.6 | 0.2 | 15.2 |
| Operating expenses ($/bbl)[5] | 0.43 | 0.89 | 0.16 | – | 0.38 |
| Average revenue ($/bbl)[5] | 1.21 | 1.43 | 0.60 | – | 1.03 |
| **Twelve months ended December 31** | | | | | |
| **2005** | | | | | |
| Throughput (mbbls/day) | 411.6 | 23.8 | 389.0 | – | 824.4 |
| Revenue | $ 180.4 | $ 25.3 | $ 55.5 | $ 25.7 | $ 286.9 |
| Operating expenses | 65.4 | 15.0 | 18.5 | 3.8 | 102.7 |
| Net operating income[4] | 115.0 | 10.3 | 37.0 | 21.9 | 184.2 |
| Capital expenditures | 44.1 | 11.3 | 7.0 | 17.1 | 79.5 |
| Operating expenses ($/bbl)[5] | 0.44 | 0.74 | 0.23 | – | 0.40 |
| Average revenue ($/bbl)[5] | 1.20 | 1.24 | 0.69 | – | 1.04 |
| **2004** | | | | | |
| Throughput (mbbls/day) | 409.5 | 25.5 | 303.7 | – | 738.7 |
| Revenue | $ 174.8 | $ 28.3 | $ 54.1 | $ 21.1 | $ 278.3 |
| Operating expenses | 65.8 | 17.6 | 18.1 | 3.5 | 105.0 |
| Net operating income[4] | 109.1 | 10.7 | 35.9 | 17.6 | 173.3 |
| Capital expenditures | 18.8 | 8.8 | 30.1 | 0.3 | 58.0 |
| Operating expenses ($/bbl)[5] | 0.44 | 0.80 | 0.20 | – | 0.39 |
| Average revenue ($/bbl)[5] | 1.17 | 1.29 | 0.61 | – | 0.99 |

1 Represents volume transported on the Western system only. BC production transported east is included in Alberta pipelines' total. All other metrics include both Western and BC gathering system results.

2 Results include only AOSPL with the exception of capital expenditures which includes $0.8 million for Cheecham in the fourth quarter 2005 and $2.2 million in 2005; and $1.1 million for Horizon in both the fourth quarter and the full year 2005. AOSPL contracted capacity is reported as results are independent of throughput. AOSPL throughput averaged 230.7 mbbls/day for the three months ending December 31, 2005 and 218.7 mbbls/day for the twelve months ending December 31, 2005. The 2004 value represents the weighted average available capacity for the year.

3 Revenue generated by the terminalling, storage and hub services was included in Alberta pipelines for the third quarter of 2005, as the amount was not material. Beginning in the fourth quarter 2005, midstream business results includes both the ethylene storage facility and the terminalling, storage and hub services.

4 Refer to "Non-GAAP Measures" below.

5 Excludes midstream business results. Based on AOSPL actual throughput rather than contracted capacity.

## Conventional Systems

Pembina transported an average of 441,200 barrels per day (bpd) on its conventional pipeline systems during the fourth quarter of 2005, up from 435,200 bpd during the third quarter of 2005 and 439,700 bpd during the fourth quarter of 2004. Conventional throughput averaged 435,400 bpd for 2005, up slightly from the 435,000 transported during 2004. Some maintenance programs on connected facilities which normally occur in the second quarter extended into the beginning of the third quarter in 2005 due to unusually wet summer weather. These seasonal factors that had continued to limit production somewhat during the beginning of the third quarter were alleviated as cooler fall weather set in, contributing to higher throughput levels during the last quarter of the year. The conventional systems generated revenue of $53.1 million during the fourth quarter of 2005, down slightly compared to the same period of 2004, due to lower operating costs and capital expenditures on the BC systems which flow through to revenue. During 2005, the conventional systems generated revenue of $205.7 million, compared to the $203.1 million earned in 2004. Pembina employs a combination of toll management, asset rationalization and cost control to maintain operating margins on its conventional systems. Further, Pembina endeavors to offset natural production declines in its service areas by offering reliable and cost-effective transportation service to attract new volumes to its conventional pipeline systems.

### *Alberta Pipelines*

During the fourth quarter of 2005, Pembina's Alberta pipeline systems transported an average of 417,100 bpd, up from the 409,700 bpd shipped during the third quarter of 2005, and the 415,500 bpd during the fourth quarter of 2004. Average daily throughput for the full year 2005 was 411,600 bpd compared to 409,500 bpd transported during the same period of 2004. Volumes increased over the third quarter of 2005 as lingering seasonal issues abated and expected new volumes came on stream. The Alberta systems generated $46.6 million in revenue during the quarter, consistent with the $46.4 million recorded in the fourth quarter of 2004. Total revenue generated by the Alberta systems for 2005 of $180.4 million was 3 percent higher than 2004 revenue of $174.8 million. Fourth quarter average revenue of $1.21 per barrel on the Alberta systems remained flat compared to the same quarter 2004. The average for the twelve months ended December 31, 2005 was $1.20 per barrel, up from $1.17 per barrel in 2004.

The last of three new connections on the Pembina system was mechanically completed by the end of the fourth quarter. These three receipt points, connecting production derived from renewed industry development of the Nisku zone, have been sized to meet the producer-requested handling capacity of up to 36,000 bpd. Certain operational delays in the commissioning of these connections and regional issues surrounding the handling of high sulfur product delayed first receipt of product from two of these facilities to early 2006.

A new natural gas liquids pipeline interconnection between the Peace and Northern pipelines was completed and commissioned late in the fourth quarter of 2005. This new pipeline enables the movement of product off of the Peace system onto the Northern system, freeing-up 25,000 bpd of carrying capacity on the south leg of the Peace system. This capacity will be available to transport NGL production that is projected to increase in northwestern Alberta in 2006.

Several major facility upgrades are currently under development on the Peace system with the combined potential to add incremental volume of 5,000 bpd by mid-2006. Included in these developments is a new connection with potential to add 2,500 bpd that is expected to be on stream by early 2006. Connection of the Calven Pipeline is now scheduled for completion in early 2006, revised from the original late 2005 schedule as a result of operational delays. This connection is estimated to add an incremental 18,000 to 20,000 bpd on start-up with another 3,500 bpd in the latter half of 2006.

***BC Pipelines***

Throughput on the BC pipelines during both the fourth quarter and the twelve months ended December 31, 2005 was down slightly compared to the same periods of 2004 due largely to natural production decline in the service areas. During the fourth quarter of 2005, throughput on the BC gathering systems averaged 30,300 bpd, 8 percent lower than the 32,800 bpd shipped during the same period of 2004, and 3 percent lower than the 31,200 bpd shipped during the third quarter of this year. The BC gathering systems averaged 32,000 bpd of throughput during 2005, compared to 34,600 bpd during the same period of 2004. Returns on the provincially regulated BC gathering systems are independent of volume transported. Throughput on the Western system averaged 24,100 bpd during the fourth quarter of 2005, consistent with the 24,200 bpd in the same period of 2004, but down compared to the 25,500 bpd transported during the third quarter of this year. Throughput was somewhat restricted in the fourth quarter of 2005, due to a 10 day planned maintenance on the Western system. Pembina utilized storage capacity and diversion of volumes to its Alberta pipelines to minimize the impact of this work. During the outage, the northern half of the pipeline was internally inspected, and upgrade work at the Taylor hub was completed. The Western system averaged 23,800 bpd of throughput during 2005, compared to 25,500 bpd during the same period of 2004.

Revenues on the provincially regulated BC gathering systems are based on a cost of service methodology with tolls designed to recover operating costs and earn a return on capital invested. Average revenue on the BC systems was $1.30 per barrel during the fourth quarter, up compared to $1.10 per barrel during the third quarter of the year but lower than the $1.43 per barrel generated during the fourth quarter of 2004 when recoveries of significant one-time maintenance projects temporarily inflated the average. For the year ending December 31, 2005, average revenue was $1.24 per barrel, compared to $1.29 per barrel during 2004.

## Oil Sands Pipelines

***AOSPL***

AOSPL generated revenues of $15.3 million during the fourth quarter of 2005, consistent with the $15.0 million generated during the third quarter of this year, and up 19 percent from the $12.8 million during the fourth quarter of 2004. During 2005, AOSPL generated revenue of $55.5 million, compared to $54.1 million during 2004. AOSPL contract-based revenue recovers operating costs and earns a return on the capital invested to provide the contracted capacity, therefore is not impacted by throughput levels. 2005 was the first full year of operations since the completion of the AOSPL expansion in September 2004 that increased the contracted capacity from 275,000 bpd to 389,000 bpd. AOSPL throughput volumes averaged 230,700 bpd and 218,700 bpd during the fourth quarter and the full year of 2005, respectively. This compares to throughput of 232,400 bpd during the fourth quarter of 2004 and 243,600 bpd for the full year of 2004.

## Midstream Business Unit

***Ethylene Storage***

The ethylene storage facility continued to generate stable returns throughout 2005, contributing revenue of $5.5 million during the fourth quarter of 2005, and $21.5 million during the twelve months ended December 31, 2005. This compares to $5.1 million and $21.1 million during the same periods of 2004, respectively. Pembina's 50 percent interest in the Fort Saskatchewan Ethylene Storage Facility generates fixed contracted returns over the term of the agreement that extends through June 2023. Along with stable, long-term cash flow, this asset provides diversification of Pembina's business into the petrochemical sector without corresponding commodity price exposure.

***Terminalling, Storage and Hub Services***

Pembina continued to develop its terminalling, storage and hub services during the fourth quarter of 2005. The Joint Venture with Keyera Energy, announced earlier this year, is expected to be fully operational in the first quarter of 2006. Under this Joint Venture, Pembina has facilitated the development of terminalling, storage and hub services on the Swan Hills system. In addition, Pembina initiated similar services on the Cremona system during the fourth quarter. These combined activities contributed $3.8 million in operating income during 2005.

### Expenses

Operating expenses totaled $28.5 million during the fourth quarter of 2005, compared to $25.3 million incurred during the fourth quarter of 2004. For 2005, operating costs were 2 percent lower than the previous year, at $102.7 million and $105.0 million, respectively. The decrease is primarily attributable to lower operating costs on the BC pipelines and to a 2004 inspection expense related to the Peace 12 inch NGL pipeline. On a per barrel of throughput basis, operating costs on Pembina's conventional pipeline systems averaged 50 cents per barrel for the fourth quarter of 2005, up slightly compared to 48 cents per barrel during the same period of 2004. On a full year basis however, these per barrel costs were slightly lower at 47 cents per barrel and 49 cents per barrel, in 2005 and 2004, respectively. Higher costs during the fourth quarter were mainly attributable to the completion of a third internal inspection. This program utilizes new crack detection technology and will be run on eight pipelines over a four year period, at an estimated cost of $16 million. Three of these pipeline inspections had been completed by year end at a cost of $7.0 million, with another three planned for 2006. The initial program is scheduled to be completed in 2007, with the final two inspections. The crack tool program augments Pembina's regularly scheduled preventative maintenance and pipeline integrity and provides further assurance of safe, reliable pipeline operations.

General and administrative expenditures for the last quarter of 2005 were $4.0 million compared to $3.6 million a year earlier. For the twelve months of 2005, general and administrative expenditures of $16.8 million compared to $14.2 million for the same period of 2004. The increase is attributable to an increase in staffing levels related to growth in business operations and to market-based salary increases.

### Distributed Cash

| | **3 Months Ended Dec. 31, 2005** | 3 Months Ended Dec. 31, 2004 | **12 Months Ended Dec. 31, 2005** | 12 Months Ended Dec. 31, 2004 |
|---|---|---|---|---|
| Net earnings | **$ 21,705** | $ 15,374 | **$ 70,409** | $ 60,423 |
| Add (deduct): | | | | |
| Depreciation and amortization | **22,019** | 20,943 | **85,270** | 83,695 |
| Accretion on asset retirement obligations | **269** | 238 | **1,015** | 952 |
| Future income tax reduction | **(7,345)** | (6,200) | **(29,377)** | (33,300) |
| Maintenance capital expenditures | **(1,258)** | (469) | **(3,923)** | (1,254) |
| Increase in distribution reserve | **(5,723)** | (2,947) | **(9,912)** | (4,324) |
| Distributed cash [1] | **$ 29,667** | $ 26,939 | **$ 113,482** | $ 106,192 |
| Distributed cash per Trust Unit[1] | **$ 0.2625** | $ 0.2625 | **$ 1.0500** | $ 1.0500 |
| Diluted distributed cash per Trust Unit[1] | **$ 0.2542** | $ 0.2581 | **$ 0.9846** | $ 1.0060 |

[1] Refer to "Non-GAAP Measures" below.

To ensure stability over economic and industry cycles and to absorb the impact of material one-time events, not all available cash is distributed to Unitholders. The notional accumulation of these funds is referred to as the distribution reserve. During the fourth quarter and the twelve months of 2005, $5.7 million and $9.9 million, respectively, was added to the distribution reserve, resulting in a notional amount of $15.1 million at December 31, 2005. The 2005 payout ratio of 92 percent is consistent with Management's objective, and it is estimated that the payout ratio will remain near the 90 percent level for 2006.

### Cash Distributions

The Fund pays cash distributions on a monthly basis to Unitholders of record on the last calendar day of each month. Distributions are payable on the 15th day of the month following the record date. The Fund declared distributions of $0.2625 per Trust Unit, or $29.7 million in aggregate, in the fourth quarter and $1.05 per Trust Unit, or $113.5 million for the twelve months of 2005. The per Trust Unit distribution of $1.05 paid in 2005 is consistent with the per Trust Unit distribution paid in 2004. A component of the Fund's cash distributions is taxable in the hands of the Unitholder, with the remaining portion a return of capital, unless held in a tax-deferred account. In 2005, Pembina estimates that 85 percent of the distributions declared will be taxable and 15 percent will be a return of capital. For purposes of calculating the capital gains upon disposition of the Trust Units, for most Unitholders, the amount considered a return of capital will reduce the Unitholders' adjusted cost base of each Trust Unit.

### Liquidity and Capital Resources

Pembina's bank facilities include an unsecured $230 million revolving credit facility and a $30 million operating line of credit. At December 31, 2005, Pembina had $116 million drawn, leaving $144 million of undrawn capacity on the $260 million in established bank facilities. These facilities are extendible annually by the lenders for 365 day periods, and have been extended to July 24, 2006. Should the lenders not extend these facilities in the future, the outstanding amounts will be repayable over three years with 25 percent of the principal due in equal quarterly payments over three years, and the balance due at the end of the term. Other debt includes $100 million in Secured Senior Notes due 2017, $175 million in Unsecured Senior Notes due 2014 and $75 million of Floating Rate Senior Notes due 2009. Beginning in September 2005, Pembina began making monthly payments on the principal of approximately $1.0 million on the $100 million Secured Senior Notes. Pembina's 2005 year end long-term debt of $463 million, together with $220 million market value of outstanding convertible debentures, resulted in a ratio of debt to total enterprise value of 27 percent at December 31, 2005. This compares to a ratio of 28 percent at the end of the third quarter of 2005 and 34 percent at the end of 2004.

Net debt financing costs of $5.2 million were recorded during the fourth quarter of 2005 and $23.9 million for the twelve months of 2005, compared with $6.5 million during the fourth quarter of 2004 and $24.1 million for the twelve months of 2004. Interest rate exposure on Pembina's floating rate debt is managed utilizing interest rate swap instruments. At December 31, 2005, Pembina had interest rate swaps in place on a principal amount of $85 million at an average rate of 5.4 percent and an average term to maturity of 1.9 years. The mark-to-market value of these instruments represented an unrealized loss of $1.0 million at December 31, 2005. Pembina has fixed interest on approximately 80 percent of its long-term debt in order to minimize exposure to rising interest rates.

Pembina's success is supported by favourable credit agency ratings. These rating systems recognize the stable profile of the Fund's assets and financial results, as well as the sustainability of the per Trust Unit distributions. The Dominion Bond Rating Service Ltd. (DBRS) has assigned Pembina Pipeline Income Fund a STA-2 (low) stability rating. DBRS's stability rating scale is from STA-1 to STA-7, with STA-1 representing the highest rating possible, and STA-7 the lowest. DBRS's rating system measures the volatility and sustainability of distributions per Trust Unit. Pembina Pipeline Corporation, the Fund's primary operating subsidiary, is also rated by DBRS, which has assigned a senior secured debt rating of 'BBB High' and a 'BBB' senior unsecured debt rating. Pembina Pipeline Corporation is also rated by Standard & Poor's (S&P) as follows: 'BBB' long-term corporate credit with a stable outlook, 'BBB plus' senior secured debt and 'BBB' senior unsecured debt. According to S&P's rating system, debt instruments rated BBB have adequate protection parameters.

| Capital Expenditures ($ millions) | 3 Months Ended Dec. 31, 2005 | 3 Months Ended Dec. 31, 2004 | 12 Months Ended Dec. 31, 2005 | 12 Months Ended Dec. 31, 2004 |
|---|---|---|---|---|
| Development capital | | | | |
| Conventional Pipelines | | | | |
| Alberta | $ 17.1 | $ 9.8 | $ 42.4 | $ 18.3 |
| BC | 3.7 | 2.4 | 10.7 | 8.4 |
| Oil Sands | 2.7 | 2.6 | 7.0 | 30.1 |
| Midstream | 2.3 | – | 15.5 | – |
| Total development capital | $ 25.8 | $ 14.8 | $ 75.6 | $ 56.8 |
| Maintenance capital | | | | |
| Conventional Pipelines | | | | |
| Alberta | $ 0.8 | $ 0.1 | $ 1.7 | $ 0.5 |
| BC | 0.1 | 0.1 | 0.6 | 0.4 |
| Oil Sands | – | – | – | – |
| Midstream | 0.3 | 0.2 | 1.6 | 0.3 |
| Total maintenance capital | $ 1.2 | $ 0.4 | $ 3.9 | $ 1.2 |
| Total capital expenditures | $ 27.0 | $ 15.2 | $ 79.5 | $ 58.0 |

Capital expenditures during 2005 totaled $79.5 million, $27.0 million of which was incurred in the fourth quarter. This compares to $58.0 million and $15.2 million during the same periods of 2004. A significant portion of the year over year increase was attributable to costs associated with the establishment of the new midstream business, as $15.5 million was expended in 2005 to acquire line fill to facilitate midstream operations on two pipeline systems. Of the total development capital expended during the year, $42.4 million was incurred on the Alberta systems, including $14.2 million for the NGL pipeline interconnection between the Peace and Northern systems, $2.7 million for a new NGL connection to the Peace system, and $2.7 million for three new battery connections to the Pembina system. A total of $10.7 million of development capital was spent on the B.C. systems during 2005, including the major upgrade of the Taylor terminal. Total development capital expended in oil sands infrastructure during 2005 was $7.0 million, including $2.2 million on the Cheecham Lateral project and $1.0 million on the Horizon Pipeline project. Maintenance capital of $1.2 million was recorded during the fourth quarter of 2005, and $3.9 million during the full year. This compares to $0.4 million and $1.2 million during the same periods of 2004, respectively. The higher level of maintenance capital in 2005 was due to periodic costs relating to the ethylene storage facility, the cost of which is flow-through under the contract. Development capital is currently financed utilizing existing credit facilities and Pembina's distribution reinvestment program, whereas maintenance capital is financed from the Fund's operating cash flow. New credit facilities are expected to be put in place to finance major new capital projects.

## Contractual Obligations

The Fund is committed to annual payments as follows:

| ($ thousands) | Payments Due By Period | | | | |
|---|---|---|---|---|---|
| Contractual Obligations | Total | Less than 1 year | 1 - 3 years | 4 - 5 years | After 5 years |
| Office and Vehicle Leases | $ 14,461 | $ 3,022 | $ 4,689 | $ 3,094 | $ 3,656 |
| Long Term Debt | 463,614 | 7,968 | 207,712 | 15,404 | 232,530 |
| Convertible Debentures | 158,040 | 8,000 | 23,842 | 126,198 | – |
| Total Contractual Obligations | $ 636,115 | $ 18,990 | $ 236,243 | $ 144,696 | $ 236,186 |

## Trust Unit and Convertible Debenture Information

The Fund's Premium Distribution, Distribution Reinvestment and Optional Cash Purchase Plan raised $9.4 million during the fourth quarter through the issuance of 653,222 Trust Units and $31.3 million during the year through the issuance of 2,286,319 Trust Units, compared with $29.8 million in the prior year through the issuance of 2,541,645 Trust Units. The plan continues to attract significant Unitholder interest, and targeted plan proceeds for 2006 have been adjusted to $47 million. Plan proceeds will be directed towards debt repayment and funding Pembina's 2006 capital program.

The Fund's Trust Units, together with each of the three series of convertible debentures, are traded on the Toronto Stock Exchange.

| | **Jan. 25, 2006** | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|---|
| Trust Units Outstanding | **114,762,073** | 113,897,002 | 102,933,221 |
| Average Daily Volume (Units per day) | **218,449**[1] | 227,362 | 195,928 |
| Unit Trading Price ($/Unit) [3] | **$ 16.42** | $ 15.95 | $ 13.65 |
| Principal Amount of Debentures Outstanding ($millions) | **$ 158.1**[2] | $ 164.8 | $ 262.5 |
| 8.25% Convertible Debentures Trading Price [3] | **$ 179.99** | $ 172.21 | $ 152.00 |
| 7.50% Convertible Debentures Trading Price [3] | **$ 156.50** | $ 151.50 | $ 129.00 |
| 7.35% Convertible Debentures Trading Price [3] | **$ 131.00** | $ 127.35 | $ 108.00 |
| Total Market Value of Securities Outstanding ($millions) [3] | **$ 2,101.0** | $ 2,036.0 | $ 1,700.0 |
| Pembina's convertible debentures are convertible to Trust Units at conversion prices of ($/Unit): | | | |
| 8.25% Convertible Debentures maturing March 31, 2006 | | $ 9.00 | |
| 7.50% Convertible Debentures maturing June 30, 2007 | | $ 10.50 | |
| 7.35% Convertible Debentures maturing December 31, 2010 | | $ 12.50 | |

1 Based on the 17 trading days from January 3 to January 25, 2006, inclusive.

2 Full conversion to Trust Units of the remaining principal amount of the three debenture issues as at January 25, 2006 would result in the issuance of 13.3 million Trust Units.

3 Based on closing values as at January 25, 2006, December 31, 2005 and December 31, 2004.

## New Developments and Outlook

Pembina achieved record results in 2005, reporting its highest ever level of revenue and net operating income. Pembina's business operations resulted in a $9.9 million increase in the distribution reserve over the course of the year, enabling the Fund to announce a 9 percent increase in Unitholder distributions effective January, 2006. Strong operating results produced by the conventional assets, together with the establishment of the new midstream business initiatives and the growth in its oil sands infrastructure, have generated a significant and sustainable increase in cash flow that will support the new level of cash distribution.

Pembina's conventional pipeline business continued to benefit from the tremendous level of oil and natural gas industry activity in many of its service areas, resulting in stronger aggregate operating performance. Renewed industry development of the Nisku zone in south-central Alberta has resulted in a material increase in projected receipts on the Pembina system. An additional 36,000 bpd of capacity at three new battery locations was mechanically complete by year end, and ongoing industry investment in this region indicates significant potential for further growth in pipeline transportation demand. Regional concerns surrounding the procedures for handling high sulfur product have resulted in delays in bringing new production on stream, however it is expected that receipts will continue to ramp up through 2006 as industry works through and resolves these issues.

In addition to the 2005 expansion of a truck unloading facility on the Peace system, Pembina completed the new natural gas liquids (NGL) interconnection between the Peace and Northern pipelines during the fourth quarter. This interconnection creates an incremental 25,000 bpd of carrying capacity on the Peace system which will be available to transport NGL production that is projected to increase in northwestern Alberta in the coming year. Several additional projects are currently under development on the Peace system, with the combined potential to add incremental throughput volume of 5,000 bpd by mid-2006.

Several producer $CO_2$ pilot projects currently underway in Alberta are supported by continuing high oil prices and federal government incentives. Miscible $CO_2$ flooding, a method of enhanced oil recovery, has the potential to significantly increase the ultimate recovery of oil in place. This longer-term prospect has potential to significantly increase production in the Pembina and Swan Hills fields, as these fields are considered to be highly amenable to this technology. Pembina may have opportunities to participate in the construction of $CO_2$ pipelines through use of its extensive network of right-of-ways.

Pembina continued to develop terminalling, storage and hub services operations within the midstream business established in 2005. Pembina projects that returns from midstream related activities have considerable potential and is actively evaluating opportunities for similar new business on several of our other pipeline systems as resources and expertise are developed. As the business is rolled out across our conventional asset base, this unit is forecasted to become a significant source of revenue. Leveraging existing infrastructure assets and market position to create these new revenue streams further diversifies Pembina's business and extends the economic life of our conventional asset base.

Pembina has, over the past several months, announced two new investments in oil sands infrastructure that will significantly expand its footprint in this important long-life production region. The Horizon Pipeline will provide exclusive transportation to Canadian Natural Resources Limited's Horizon Oil Sands project, located 70 kilometers north of Ft. McMurray, Alberta. The Cheecham Lateral Pipeline will provide 136,000 barrels per day of capacity for the transportation of diluent from Pembina's existing AOSPL system to a new terminalling facility near Cheecham, Alberta. The Horizon Pipeline is scheduled to be completed by mid 2008, at an estimated cost of $300 million. Construction has commenced on the $42 million Cheecham Lateral which is scheduled to be in service by the end of 2006. Together, the Horizon Pipeline and Cheecham Lateral initiatives will elevate Pembina to among the largest of the oil sands infrastructure players and position Pembina to capture further growth in this area. Based on current estimates, Pembina believes these projects have the potential to deliver 12 percent accretion to the 2005 level of distributed cash.

During the fourth quarter, Pembina announced a project to develop a proposed $1.0 billion import condensate pipeline which could potentially be placed into service by late 2008. The Spirit Pipeline would make extensive use of existing infrastructure in the transport of 100,000 bpd of condensate from Kitimat, British Columbia to Edmonton, Alberta. Preliminary engineering and design of the pipeline is complete and discussions with potential shippers are ongoing. Pembina believes that the Spirit Pipeline could represent an attractive transportation solution for shippers seeking to satisfy demand for diluent required in the transportation of heavy oil sands production, demand that is forecasted to increase significantly over the next several years. Pembina views this project as an opportunity to leverage existing investment and to enhance both the level of service offered to its customers and value created for its Unitholders.

Uncertainty in the trust sector created by the Government of Canada's decision to postpone all advance tax rulings for income trust conversions was resolved during the fourth quarter of 2005. On November 23, 2005, the Government of Canada announced a reduction in personal income taxes on dividends, which is intended to level the playing field between corporations and income trusts and other flow-through entities.

S&P named the 72 trusts selected for inclusion in the S&P/TSX Composite Index. These issuers, including Pembina, were added to the index at a 50 percent weighting after the market close on December 16th. S&P has indicated that index inclusion at full weighting will occur in March 2006. We view the index inclusion of the Fund as a very positive development for Unitholders.

During the fourth quarter of 2005, Pembina marked its eighth year as a publicly traded income fund. Over that period Pembina has established an enviable reputation for stable operations, prudent management, sound corporate governance and a solid track record of consistent and growing distributions to Unitholders. Since our initial public offering in October 1997, Pembina has distributed a total of $688 million, or $8.25 per Trust Unit, on a $10 per unit original issue price. We have met our targets and objectives in each year of our public history and, during the most recently completed year, Pembina generated a total return of 25 percent, the highest amongst our peer group in the pipeline trust sector. Ongoing growth in both our conventional and oil sands pipeline divisions and the creation of a new midstream business unit has enabled a 9 percent increase in our distribution rate effective January, 2006. Further, the breadth of tangible and prospective growth opportunities currently under development across all of our business segments lend confidence in our continuing ability to provide leadership and superior performance.

### Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of the Fund. Such risk factors are presented in Management's Discussion and Analysis for the year ended December 31, 2004, and in the Fund's Annual Information Form for the year ended December 31, 2004. See "Additional Information" below.

## Selected Quarterly Information

| (unaudited) | 2005 | | | | 2004 | | | |
|---|---|---|---|---|---|---|---|---|
| ($ thousands, except where noted) | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 |
| Revenue | 77,197 | 72,382 | 68,215 | 69,103 | 71,840 | 70,142 | 67,283 | 69,026 |
| Operating expenses | 28,520 | 24,480 | 24,763 | 24,973 | 25,279 | 25,481 | 27,727 | 26,541 |
| EBITDA [1] | 45,027 | 44,558 | 40,207 | 39,738 | 42,490 | 40,694 | 36,386 | 38,432 |
| Net earnings | 21,705 | 19,778 | 14,373 | 14,553 | 15,374 | 15,112 | 11,336 | 18,601 |
| Net earnings per Trust Unit ($/Unit): | | | | | | | | |
| Basic and diluted | 0.19 | 0.18 | 0.14 | 0.14 | 0.15 | 0.15 | 0.11 | 0.19 |
| Distributed cash [1] | 29,667 | 29,099 | 27,474 | 27,242 | 26,939 | 26,645 | 26,420 | 26,188 |
| Distributed cash per Trust Unit ($/Unit):[1] | | | | | | | | |
| Basic | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 |
| Diluted | 0.2542 | 0.2625 | 0.2558 | 0.2554 | 0.2550 | 0.2533 | 0.2543 | 0.2543 |
| Trust Units outstanding (thousands): | | | | | | | | |
| Weighted average (basic) | 113,019 | 110,845 | 104,669 | 103,776 | 102,622 | 101,502 | 100,647 | 99,764 |
| Weighted average (diluted) | 127,445 | 126,427 | 126,003 | 125,376 | 125,236 | 124,360 | 123,541 | 122,688 |
| End of period | 113,897 | 111,938 | 104,949 | 104,127 | 102,933 | 101,874 | 100,902 | 100,115 |

[1] Refer to "Non-GAAP Measures" below.

Pembina's stable operations typically produce limited variability in quarterly results. However, continued growth in Pembina's underlying asset base has generally resulted in increased revenues, expenses and cash flows over the last eight quarters. Variations in this trend result from one-time events and expected seasonal factors which impact oil and gas production, occurring most frequently during the second quarter of each year.

## Additional Information

Additional information relating to Pembina Pipeline Income Fund, including the Fund's Annual Information Form and financial statements, can be found on the Fund's profile on the SEDAR website at www.sedar.com.

## Non-GAAP Measures

*Throughout this MD&A the Fund and Pembina use the term "distributed cash" to refer to the amount of cash that has been or is to be available for distribution to the Fund's Unitholders. "Distributed cash" is not a measure recognized by Canadian generally accepted accounting principles (GAAP). Therefore, distributed cash of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that distributed cash should not be construed as an alternative to net earnings, cash from operating activities or other measures of financial performance calculated in accordance with GAAP as an indicator of the Fund's performance.*

*Further, the use of terms "EBITDA" (earnings before interest, taxes, depreciation and amortization) and "net operating income" are not recognized under Canadian GAAP. Management believes that in addition to earnings, net operating income and EBITDA are useful measures. They provide an indication of the results generated by the Fund's business activities prior to consideration of how activities were financed or how the results are taxed. Investors should be cautioned, however, that net operating income and EBITDA should not be construed as an alternative to net earnings, cash flows from operating activities or other measures of financial performance determined in accordance with GAAP as an indicator of the Fund's performance.*

## Forward-Looking Information and Statements

*The information contained in this Management's Discussion and Analysis contains certain forward-looking information and statements that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements and information can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets", "believes", "estimates", "continue" and similar expressions. These statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, tax laws and treatment, fluctuations in operating results and certain other risks detailed from time to time in the Fund's public disclosure documents. The Fund believes the expectations reflected in these forward-looking statements and information are reasonable as of the date hereof but no assurance can be given that these expectations will prove to be correct. Undue reliance should not be placed on these forward-looking statements and information as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Such forward-looking statements are expressly qualified by the above statements. The Fund does not undertake any obligation to publicly update or revise any forward-looking statements or information, except as required by applicable laws.*

**CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD**

I, PETER D. ROBERTSON, Vice President, Finance and Chief Financial Officer of Pembina Management Inc., as Administrator of Pembina Pipeline Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Pembina Pipeline Income Fund, (the issuer) for the interim period ending December 31, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: January 31, 2006



[Signed Peter D. Robertson]

Peter D. Robertson
Vice President, Finance and Chief Financial Officer
Pembina Management Inc.

## CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ROBERT B. MICHALESKI, President and Chief Executive Officer of Pembina Management Inc., as Administrator of Pembina Pipeline Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Pembina Pipeline Income Fund, (the issuer) for the interim period ending December 31, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: January 31, 2006

[Signed Robert B. Michaleski]

Robert B. Michaleski
President and Chief Executive Officer
Pembina Management Inc.

4

**PEMBINA REPORTS A RECORD BREAKING QUARTER, A RECORD BREAKING YEAR**

- Pembina achieved its highest ever level of quarterly revenue and net operating income in the fourth quarter of 2005. Fourth quarter 2005 revenue of $77.2 million was up 7 percent from the $71.8 million generated in the fourth quarter of 2004. Net operating income of $48.7 million for the fourth quarter, and $184.2 million for the twelve months of 2005, were 5 percent and 6 percent higher, respectively, than the same periods of 2004. The year over year increase resulted from improved operating margins on Pembina's conventional pipeline systems and the positive impact of the new midstream business initiatives.

- The Fund distributed $0.2625 per Trust Unit ($0.0875 per month) during the fourth quarter for total cash distributions of $29.7 million. For the twelve months ending December 31, 2005, cash distributions totaled $113.5 million, a 7 percent increase over the same period of 2004.

- During the fourth quarter, Pembina announced that it will increase its distribution rate, effective January 2006, by 9 percent to 9.5 cents per month, or $1.14 annually, up from the 8.75 cents per month, or $1.05 annually paid since 2001. The announcement came following the favourable resolution of the tax-related tolling dispute with AOSPL shippers. Strong operating results from Pembina's conventional pipelines, together with incremental revenue generated by new midstream business initiatives and ongoing expansion of Pembina's oil sands related assets, has generated a significant and sustainable increase in cash flow that will support the new level of cash distribution.

- In 2005, receipts on Pembina's conventional pipelines, for the first time in several years, showed no decline. Pembina successfully offset natural production declines on the conventional systems as incremental volumes at several new connections came onstream and facility upgrades enhanced pipeline receipts. Pembina's conventional pipelines transported an average of 441,200 barrels per day during the fourth quarter of 2005, a slight increase over the 439,700 barrels per day transported during the same period of 2004. The AOSPL system earned revenue based on contracted capacity of 389,000 barrels per day during the quarter, and transported an average of 230,700 barrels per day.

- During the quarter, Pembina announced a project created to oversee the potential development and construction of the Spirit Pipeline, designed to transport up to 100,000 barrels per day of imported condensate from Kitimat, British Columbia to Edmonton, Alberta. The proposed project, estimated to cost $1 billion, would make extensive use of existing infrastructure and could be ready for service by late 2008.

| HIGHLIGHTS[1] ($ millions except where noted) | 2005 | 2004 | % Change |
|---|---|---|---|
| **Three months ended December 31** | | | |
| Average Throughput - Conventional (mbbls/day) | 441.2 | 439.7 | 0.3 |
| Contracted Capacity - AOSPL (mbbls/day)[2] | 389.0 | 389.0 | - |
| Revenue | 77.2 | 71.8 | 7.5 |
| Operating Expenses | 28.5 | 25.3 | 12.8 |
| Net Operating Income[2] | 48.7 | 46.6 | 4.5 |
| General & Administrative Expense | 4.0 | 3.6 | 13.4 |
| Interest Expense | 5.2 | 6.5 | (19.0) |
| Distributed Cash[3] | 29.7 | 26.9 | 10.2 |
| $ Per Trust Unit | $0.2625 | $0.2625 | – |
| **Year ended December 31** | | | |
| Average Throughput - Conventional (mbbls/day) | 435.4 | 435.0 | 0.1 |
| Contracted Capacity - AOSPL (mbbls/day)[2] | 389.0 | 303.7 | 28.1 |
| Revenue | 286.9 | 278.3 | 3.1 |
| Operating Expenses | 102.7 | 105.0 | (2.2) |
| Net Operating Income[2] | 184.2 | 173.3 | 6.3 |
| General & Administrative Expense | 16.8 | 14.2 | 18.4 |
| Interest Expense | 23.9 | 24.1 | (1.1) |
| Distributed Cash[3] | 113.5 | 106.2 | 6.9 |
| $ Per Trust Unit | $1.05 | $1.05 | – |

[1] This fourth quarter 2005 Interim Report to Unitholders reports unaudited results of the Fund for the quarter and twelve months ended December 31, 2005. Pembina expects to release the 2005 audited results in mid-March 2006 and expects no material variation from the unaudited results presented herein.

[2] AOSPL contracted capacity increased from 275 mbbls/day to 389 mbbls/day at September 30, 2004. The 2004 value represents a weighted average available capacity for the year.

[3] Refer to "Non-GAAP Measures" below.

## Management's Discussion and Analysis

*This Management's Discussion and Analysis (MD&A) is dated February 1, 2006 and is supplementary to, and should be read in conjunction with, the unaudited comparative interim financial statements and notes of Pembina Pipeline Income Fund (the Fund) as at and for the three and twelve months ended December 31, 2005, along with the Fund's Management's Discussion and Analysis and audited financial statements and notes for the years ended December 31, 2004 and 2003.*

*This MD&A has been reviewed and approved by both the Audit Committee of the Board of Directors and by the Board of Directors. All amounts are listed in Canadian dollars unless otherwise specified.*

### *Fund Description*

Pembina Pipeline Income Fund is among the predominant issuers in the Canadian energy infrastructure trust sector. Pembina's extensive network of conventional liquids feeder pipelines, oil sands transportation infrastructure and midstream operations provide an integral service to the western Canadian energy industry.

Pembina Pipeline Income Fund, an unincorporated open-ended trust, pays monthly cash distributions to Unitholders. Pembina's publicly-traded securities trade on the Toronto Stock Exchange under the symbols: PIF.UN - Trust Units; PIF.DB, PIF.DB.A, and PIF.DB.B - convertible debentures. Pembina's corporate head office is located in Calgary, Alberta.

***Fund Strategy***

Pembina's principal objective is to provide stable distributions to Unitholders that are sustainable over the long term while pursuing opportunities for accretive growth. Pembina employs a portfolio strategy and has, over the past eight years, developed a diversified base of long-life energy infrastructure in distinct segments: conventional pipeline systems, contract-based oil sands infrastructure and midstream business. The targeted balance of contract-based and flexible toll-based revenue, along with even exposure across the light end of the petroleum liquids spectrum, supports the stability and sustainability of results that characterizes Pembina's operations.

## Results from Operations

| | Conventional Pipelines | | Oil Sands | Midstream[3] | |
|---|---|---|---|---|---|
| *($ millions except where noted)* | Alberta | BC[1] | Pipelines[2] | Business | Total |
| **Three months ended December 31** | | | | | |
| **2005** | | | | | |
| Throughput (mbbls/day) | 417.1 | 24.1 | 389.0 | – | 830.2 |
| Revenue | $ 46.6 | $ 6.5 | $ 15.3 | $ 8.8 | $ 77.2 |
| Operating expenses | 17.8 | 3.8 | 5.6 | 1.3 | 28.5 |
| Net operating income[4] | 28.9 | 2.7 | 9.6 | 7.5 | 48.7 |
| Capital expenditures | 17.9 | 3.8 | 2.7 | 2.6 | 27.0 |
| Operating expenses ($/bbl)[5] | 0.46 | 0.77 | 0.27 | – | 0.42 |
| Average revenue ($/bbl)[5] | 1.21 | 1.30 | 0.72 | – | 1.06 |
| **2004** | | | | | |
| Throughput (mbbls/day) | 415.5 | 24.2 | 389.0 | – | 828.7 |
| Revenue | $ 46.4 | $ 7.5 | $ 12.8 | $ 5.1 | $ 71.8 |
| Operating expenses | 16.4 | 4.7 | 3.4 | 0.8 | 25.3 |
| Net operating income[4] | 30.1 | 2.8 | 9.3 | 4.4 | 46.6 |
| Capital expenditures | 9.9 | 2.5 | 2.6 | 0.2 | 15.2 |
| Operating expenses ($/bbl)[5] | 0.43 | 0.89 | 0.16 | – | 0.38 |
| Average revenue ($/bbl)[5] | 1.21 | 1.43 | 0.60 | – | 1.03 |
| **Twelve months ended December 31** | | | | | |
| **2005** | | | | | |
| Throughput (mbbls/day) | 411.6 | 23.8 | 389.0 | – | 824.4 |
| Revenue | $ 180.4 | $ 25.3 | $ 55.5 | $ 25.7 | $ 286.9 |
| Operating expenses | 65.4 | 15.0 | 18.5 | 3.8 | 102.7 |
| Net operating income[4] | 115.0 | 10.3 | 37.0 | 21.9 | 184.2 |
| Capital expenditures | 44.1 | 11.3 | 7.0 | 17.1 | 79.5 |
| Operating expenses ($/bbl)[5] | 0.44 | 0.74 | 0.23 | – | 0.40 |
| Average revenue ($/bbl)[5] | 1.20 | 1.24 | 0.69 | – | 1.04 |
| **2004** | | | | | |
| Throughput (mbbls/day) | 409.5 | 25.5 | 303.7 | – | 738.7 |
| Revenue | $ 174.8 | $ 28.3 | $ 54.1 | $ 21.1 | $ 278.3 |
| Operating expenses | 65.8 | 17.6 | 18.1 | 3.5 | 105.0 |
| Net operating income[4] | 109.1 | 10.7 | 35.9 | 17.6 | 173.3 |
| Capital expenditures | 18.8 | 8.8 | 30.1 | 0.3 | 58.0 |
| Operating expenses ($/bbl)[5] | 0.44 | 0.80 | 0.20 | – | 0.39 |
| Average revenue ($/bbl)[5] | 1.17 | 1.29 | 0.61 | – | 0.99 |

[1] Represents volume transported on the Western system only. BC production transported east is included in Alberta pipelines' total. All other metrics include both Western and BC gathering system results.

[2] Results include only AOSPL with the exception of capital expenditures which includes $0.8 million for Cheecham in the fourth quarter 2005 and $2.2 million in 2005; and $1.1 million for Horizon in both the fourth quarter and the full year 2005. AOSPL contracted capacity is reported as results are independent of throughput. AOSPL throughput averaged 230.7 mbbls/day for the three months ending December 31, 2005 and 218.7 mbbls/day for the twelve months ending December 31, 2005. The 2004 value represents the weighted average available capacity for the year.

[3] Revenue generated by the terminalling, storage and hub services was included in Alberta pipelines for the third quarter of 2005, as the amount was not material. Beginning in the fourth quarter 2005, midstream business results includes both the ethylene storage facility and the terminalling, storage and hub services.

[4] Refer to "Non-GAAP Measures" below.

[5] Excludes midstream business results. Based on AOSPL actual throughput rather than contracted capacity.

## Conventional Systems

Pembina transported an average of 441,200 barrels per day (bpd) on its conventional pipeline systems during the fourth quarter of 2005, up from 435,200 bpd during the third quarter of 2005 and 439,700 bpd during the fourth quarter of 2004. Conventional throughput averaged 435,400 bpd for 2005, up slightly from the 435,000 transported during 2004. Some maintenance programs on connected facilities which normally occur in the second quarter extended into the beginning of the third quarter in 2005 due to unusually wet summer weather. These seasonal factors that had continued to limit production somewhat during the beginning of the third quarter were alleviated as cooler fall weather set in, contributing to higher throughput levels during the last quarter of the year. The conventional systems generated revenue of $53.1 million during the fourth quarter of 2005, down slightly compared to the same period of 2004, due to lower operating costs and capital expenditures on the BC systems which flow through to revenue. During 2005, the conventional systems generated revenue of $205.7 million, compared to the $203.1 million earned in 2004. Pembina employs a combination of toll management, asset rationalization and cost control to maintain operating margins on its conventional systems. Further, Pembina endeavors to offset natural production declines in its service areas by offering reliable and cost-effective transportation service to attract new volumes to its conventional pipeline systems.

### *Alberta Pipelines*

During the fourth quarter of 2005, Pembina's Alberta pipeline systems transported an average of 417,100 bpd, up from the 409,700 bpd shipped during the third quarter of 2005, and the 415,500 bpd during the fourth quarter of 2004. Average daily throughput for the full year 2005 was 411,600 bpd compared to 409,500 bpd transported during the same period of 2004. Volumes increased over the third quarter of 2005 as lingering seasonal issues abated and expected new volumes came on stream. The Alberta systems generated $46.6 million in revenue during the quarter, consistent with the $46.4 million recorded in the fourth quarter of 2004. Total revenue generated by the Alberta systems for 2005 of $180.4 million was 3 percent higher than 2004 revenue of $174.8 million. Fourth quarter average revenue of $1.21 per barrel on the Alberta systems remained flat compared to the same quarter 2004. The average for the twelve months ended December 31, 2005 was $1.20 per barrel, up from $1.17 per barrel in 2004.

The last of three new connections on the Pembina system was mechanically completed by the end of the fourth quarter. These three receipt points, connecting production derived from renewed industry development of the Nisku zone, have been sized to meet the producer-requested handling capacity of up to 36,000 bpd. Certain operational delays in the commissioning of these connections and regional issues surrounding the handling of high sulfur product delayed first receipt of product from two of these facilities to early 2006.

A new natural gas liquids pipeline interconnection between the Peace and Northern pipelines was completed and commissioned late in the fourth quarter of 2005. This new pipeline enables the movement of product off of the Peace system onto the Northern system, freeing-up 25,000 bpd of carrying capacity on the south leg of the Peace system. This capacity will be available to transport NGL production that is projected to increase in northwestern Alberta in 2006.

Several major facility upgrades are currently under development on the Peace system with the combined potential to add incremental volume of 5,000 bpd by mid-2006. Included in these developments is a new connection with potential to add 2,500 bpd that is expected to be on stream by early 2006. Connection of the Calven Pipeline is now scheduled for completion in early 2006, revised from the original late 2005 schedule as a result of operational delays. This connection is estimated to add an incremental 18,000 to 20,000 bpd on start-up with another 3,500 bpd in the latter half of 2006.

*BC Pipelines*

Throughput on the BC pipelines during both the fourth quarter and the twelve months ended December 31, 2005 was down slightly compared to the same periods of 2004 due largely to natural production decline in the service areas. During the fourth quarter of 2005, throughput on the BC gathering systems averaged 30,300 bpd, 8 percent lower than the 32,800 bpd shipped during the same period of 2004, and 3 percent lower than the 31,200 bpd shipped during the third quarter of this year. The BC gathering systems averaged 32,000 bpd of throughput during 2005, compared to 34,600 bpd during the same period of 2004. Returns on the provincially regulated BC gathering systems are independent of volume transported. Throughput on the Western system averaged 24,100 bpd during the fourth quarter of 2005, consistent with the 24,200 bpd in the same period of 2004, but down compared to the 25,500 bpd transported during the third quarter of this year. Throughput was somewhat restricted in the fourth quarter of 2005, due to a 10 day planned maintenance on the Western system. Pembina utilized storage capacity and diversion of volumes to its Alberta pipelines to minimize the impact of this work. During the outage, the northern half of the pipeline was internally inspected, and upgrade work at the Taylor hub was completed. The Western system averaged 23,800 bpd of throughput during 2005, compared to 25,500 bpd during the same period of 2004.

Revenues on the provincially regulated BC gathering systems are based on a cost of service methodology with tolls designed to recover operating costs and earn a return on capital invested. Average revenue on the BC systems was $1.30 per barrel during the fourth quarter, up compared to $1.10 per barrel during the third quarter of the year but lower than the $1.43 per barrel generated during the fourth quarter of 2004 when recoveries of significant one-time maintenance projects temporarily inflated the average. For the year ending December 31, 2005, average revenue was $1.24 per barrel, compared to $1.29 per barrel during 2004.

## Oil Sands Pipelines

*AOSPL*

AOSPL generated revenues of $15.3 million during the fourth quarter of 2005, consistent with the $15.0 million generated during the third quarter of this year, and up 19 percent from the $12.8 million during the fourth quarter of 2004. During 2005, AOSPL generated revenue of $55.5 million, compared to $54.1 million during 2004. AOSPL contract-based revenue recovers operating costs and earns a return on the capital invested to provide the contracted capacity, therefore is not impacted by throughput levels. 2005 was the first full year of operations since the completion of the AOSPL expansion in September 2004 that increased the contracted capacity from 275,000 bpd to 389,000 bpd. AOSPL throughput volumes averaged 230,700 bpd and 218,700 bpd during the fourth quarter and the full year of 2005, respectively. This compares to throughput of 232,400 bpd during the fourth quarter of 2004 and 243,600 bpd for the full year of 2004.

## Midstream Business Unit

*Ethylene Storage*

The ethylene storage facility continued to generate stable returns throughout 2005, contributing revenue of $5.5 million during the fourth quarter of 2005, and $21.5 million during the twelve months ended December 31, 2005. This compares to $5.1 million and $21.1 million during the same periods of 2004, respectively. Pembina's 50 percent interest in the Fort Saskatchewan Ethylene Storage Facility generates fixed contracted returns over the term of the agreement that extends through June 2023. Along with stable, long-term cash flow, this asset provides diversification of Pembina's business into the petrochemical sector without corresponding commodity price exposure.

*Terminalling, Storage and Hub Services*

Pembina continued to develop its terminalling, storage and hub services during the fourth quarter of 2005. The Joint Venture with Keyera Energy, announced earlier this year, is expected to be fully operational in the first quarter of 2006. Under this Joint Venture, Pembina has facilitated the development of terminalling, storage and hub services on the Swan Hills system. In addition, Pembina initiated similar services on the Cremona system during the fourth quarter. These combined activities contributed $3.8 million in operating income during 2005.

### Expenses

Operating expenses totaled $28.5 million during the fourth quarter of 2005, compared to $25.3 million incurred during the fourth quarter of 2004. For 2005, operating costs were 2 percent lower than the previous year, at $102.7 million and $105.0 million, respectively. The decrease is primarily attributable to lower operating costs on the BC pipelines and to a 2004 inspection expense related to the Peace 12 inch NGL pipeline. On a per barrel of throughput basis, operating costs on Pembina's conventional pipeline systems averaged 50 cents per barrel for the fourth quarter of 2005, up slightly compared to 48 cents per barrel during the same period of 2004. On a full year basis however, these per barrel costs were slightly lower at 47 cents per barrel and 49 cents per barrel, in 2005 and 2004, respectively. Higher costs during the fourth quarter were mainly attributable to the completion of a third internal inspection. This program utilizes new crack detection technology and will be run on eight pipelines over a four year period, at an estimated cost of $16 million. Three of these pipeline inspections had been completed by year end at a cost of $7.0 million, with another three planned for 2006. The initial program is scheduled to be completed in 2007, with the final two inspections. The crack tool program augments Pembina's regularly scheduled preventative maintenance and pipeline integrity and provides further assurance of safe, reliable pipeline operations.

General and administrative expenditures for the last quarter of 2005 were $4.0 million compared to $3.6 million a year earlier. For the twelve months of 2005, general and administrative expenditures of $16.8 million compared to $14.2 million for the same period of 2004. The increase is attributable to an increase in staffing levels related to growth in business operations and to market-based salary increases.

### Distributed Cash

| | **3 Months Ended Dec. 31, 2005** | 3 Months Ended Dec. 31, 2004 | **12 Months Ended Dec. 31, 2005** | 12 Months Ended Dec. 31, 2004 |
|---|---|---|---|---|
| Net earnings | **$ 21,705** | $ 15,374 | **$ 70,409** | $ 60,423 |
| Add (deduct): | | | | |
| Depreciation and amortization | **22,019** | 20,943 | **85,270** | 83,695 |
| Accretion on asset retirement obligations | **269** | 238 | **1,015** | 952 |
| Future income tax reduction | **(7,345)** | (6,200) | **(29,377)** | (33,300) |
| Maintenance capital expenditures | **(1,258)** | (469) | **(3,923)** | (1,254) |
| Increase in distribution reserve | **(5,723)** | (2,947) | **(9,912)** | (4,324) |
| Distributed cash [1] | **$ 29,667** | $ 26,939 | **$ 113,482** | $ 106,192 |
| Distributed cash per Trust Unit[1] | **$ 0.2625** | $ 0.2625 | **$ 1.0500** | $ 1.0500 |
| Diluted distributed cash per Trust Unit[1] | **$ 0.2542** | $ 0.2581 | **$ 0.9846** | $ 1.0060 |

[1] Refer to "Non-GAAP Measures" below.

To ensure stability over economic and industry cycles and to absorb the impact of material one-time events, not all available cash is distributed to Unitholders. The notional accumulation of these funds is referred to as the distribution reserve. During the fourth quarter and the twelve months of 2005, $5.7 million and $9.9 million, respectively, was added to the distribution reserve, resulting in a notional amount of $15.1 million at December 31, 2005. The 2005 payout ratio of 92 percent is consistent with Management's objective, and it is estimated that the payout ratio will remain near the 90 percent level for 2006.

## Cash Distributions

The Fund pays cash distributions on a monthly basis to Unitholders of record on the last calendar day of each month. Distributions are payable on the 15th day of the month following the record date. The Fund declared distributions of $0.2625 per Trust Unit, or $29.7 million in aggregate, in the fourth quarter and $1.05 per Trust Unit, or $113.5 million for the twelve months of 2005. The per Trust Unit distribution of $1.05 paid in 2005 is consistent with the per Trust Unit distribution paid in 2004. A component of the Fund's cash distributions is taxable in the hands of the Unitholder, with the remaining portion a return of capital, unless held in a tax-deferred account. In 2005, Pembina estimates that 85 percent of the distributions declared will be taxable and 15 percent will be a return of capital. For purposes of calculating the capital gains upon disposition of the Trust Units, for most Unitholders, the amount considered a return of capital will reduce the Unitholders' adjusted cost base of each Trust Unit.

## Liquidity and Capital Resources

Pembina's bank facilities include an unsecured $230 million revolving credit facility and a $30 million operating line of credit. At December 31, 2005, Pembina had $116 million drawn, leaving $144 million of undrawn capacity on the $260 million in established bank facilities. These facilities are extendible annually by the lenders for 365 day periods, and have been extended to July 24, 2006. Should the lenders not extend these facilities in the future, the outstanding amounts will be repayable over three years with 25 percent of the principal due in equal quarterly payments over three years, and the balance due at the end of the term. Other debt includes $100 million in Secured Senior Notes due 2017, $175 million in Unsecured Senior Notes due 2014 and $75 million of Floating Rate Senior Notes due 2009. Beginning in September 2005, Pembina began making monthly payments on the principal of approximately $1.0 million on the $100 million Secured Senior Notes. Pembina's 2005 year end long-term debt of $463 million, together with $220 million market value of outstanding convertible debentures, resulted in a ratio of debt to total enterprise value of 27 percent at December 31, 2005. This compares to a ratio of 28 percent at the end of the third quarter of 2005 and 34 percent at the end of 2004.

Net debt financing costs of $5.2 million were recorded during the fourth quarter of 2005 and $23.9 million for the twelve months of 2005, compared with $6.5 million during the fourth quarter of 2004 and $24.1 million for the twelve months of 2004. Interest rate exposure on Pembina's floating rate debt is managed utilizing interest rate swap instruments. At December 31, 2005, Pembina had interest rate swaps in place on a principal amount of $85 million at an average rate of 5.4 percent and an average term to maturity of 1.9 years. The mark-to-market value of these instruments represented an unrealized loss of $1.0 million at December 31, 2005. Pembina has fixed interest on approximately 80 percent of its long-term debt in order to minimize exposure to rising interest rates.

Pembina's success is supported by favourable credit agency ratings. These rating systems recognize the stable profile of the Fund's assets and financial results, as well as the sustainability of the per Trust Unit distributions. The Dominion Bond Rating Service Ltd. (DBRS) has assigned Pembina Pipeline Income Fund a STA-2 (low) stability rating. DBRS's stability rating scale is from STA-1 to STA-7, with STA-1 representing the highest rating possible, and STA-7 the lowest. DBRS's rating system measures the volatility and sustainability of distributions per Trust Unit. Pembina Pipeline Corporation, the Fund's primary operating subsidiary, is also rated by DBRS, which has assigned a senior secured debt rating of 'BBB High' and a 'BBB' senior unsecured debt rating. Pembina Pipeline Corporation is also rated by Standard & Poor's (S&P) as follows: 'BBB' long-term corporate credit with a stable outlook, 'BBB plus' senior secured debt and 'BBB' senior unsecured debt. According to S&P's rating system, debt instruments rated BBB have adequate protection parameters.

| Capital Expenditures ($ millions) | 3 Months Ended Dec. 31, 2005 | 3 Months Ended Dec. 31, 2004 | 12 Months Ended Dec. 31, 2005 | 12 Months Ended Dec. 31, 2004 |
|---|---|---|---|---|
| Development capital | | | | |
| Conventional Pipelines | | | | |
| Alberta | $ 17.1 | $ 9.8 | $ 42.4 | $ 18.3 |
| BC | 3.7 | 2.4 | 10.7 | 8.4 |
| Oil Sands | 2.7 | 2.6 | 7.0 | 30.1 |
| Midstream | 2.3 | – | 15.5 | – |
| Total development capital | $ 25.8 | $ 14.8 | $ 75.6 | $ 56.8 |
| Maintenance capital | | | | |
| Conventional Pipelines | | | | |
| Alberta | $ 0.8 | $ 0.1 | $ 1.7 | $ 0.5 |
| BC | 0.1 | 0.1 | 0.6 | 0.4 |
| Oil Sands | – | – | – | – |
| Midstream | 0.3 | 0.2 | 1.6 | 0.3 |
| Total maintenance capital | $ 1.2 | $ 0.4 | $ 3.9 | $ 1.2 |
| Total capital expenditures | $ 27.0 | $ 15.2 | $ 79.5 | $ 58.0 |

Capital expenditures during 2005 totaled $79.5 million, $27.0 million of which was incurred in the fourth quarter. This compares to $58.0 million and $15.2 million during the same periods of 2004. A significant portion of the year over year increase was attributable to costs associated with the establishment of the new midstream business, as $15.5 million was expended in 2005 to acquire line fill to facilitate midstream operations on two pipeline systems. Of the total development capital expended during the year, $42.4 million was incurred on the Alberta systems, including $14.2 million for the NGL pipeline interconnection between the Peace and Northern systems, $2.7 million for a new NGL connection to the Peace system, and $2.7 million for three new battery connections to the Pembina system. A total of $10.7 million of development capital was spent on the B.C. systems during 2005, including the major upgrade of the Taylor terminal. Total development capital expended in oil sands infrastructure during 2005 was $7.0 million, including $2.2 million on the Cheecham Lateral project and $1.0 million on the Horizon Pipeline project. Maintenance capital of $1.2 million was recorded during the fourth quarter of 2005, and $3.9 million during the full year. This compares to $0.4 million and $1.2 million during the same periods of 2004, respectively. The higher level of maintenance capital in 2005 was due to periodic costs relating to the ethylene storage facility, the cost of which is flow-through under the contract. Development capital is currently financed utilizing existing credit facilities and Pembina's distribution reinvestment program, whereas maintenance capital is financed from the Fund's operating cash flow. New credit facilities are expected to be put in place to finance major new capital projects.

## Contractual Obligations

The Fund is committed to annual payments as follows:

| ($ thousands) | Payments Due By Period | | | | |
|---|---|---|---|---|---|
| Contractual Obligations | Total | Less than 1 year | 1 - 3 years | 4 - 5 years | After 5 years |
| Office and Vehicle Leases | $ 14,461 | $ 3,022 | $ 4,689 | $ 3,094 | $ 3,656 |
| Long Term Debt | 463,614 | 7,968 | 207,712 | 15,404 | 232,530 |
| Convertible Debentures | 158,040 | 8,000 | 23,842 | 126,198 | – |
| Total Contractual Obligations | $ 636,115 | $ 18,990 | $ 236,243 | $ 144,696 | $ 236,186 |

## Trust Unit and Convertible Debenture Information

The Fund's Premium Distribution, Distribution Reinvestment and Optional Cash Purchase Plan raised $9.4 million during the fourth quarter through the issuance of 653,222 Trust Units and $31.3 million during the year through the issuance of 2,286,319 Trust Units, compared with $29.8 million in the prior year through the issuance of 2,541,645 Trust Units. The plan continues to attract significant Unitholder interest, and targeted plan proceeds for 2006 have been adjusted to $47 million. Plan proceeds will be directed towards debt repayment and funding Pembina's 2006 capital program.

The Fund's Trust Units, together with each of the three series of convertible debentures, are traded on the Toronto Stock Exchange.

| | **Jan. 25, 2006** | Dec. 31, 2005 | Dec. 31, 2004 |
|---|---|---|---|
| Trust Units Outstanding | **114,762,073** | 113,897,002 | 102,933,221 |
| Average Daily Volume (Units per day) | **218,449**[1] | 227,362 | 195,928 |
| Unit Trading Price ($/Unit) [3] | **$ 16.42** | $ 15.95 | $ 13.65 |
| Principal Amount of Debentures Outstanding ($millions) | **$ 158.1**[2] | $ 164.8 | $ 262.5 |
| 8.25% Convertible Debentures Trading Price [3] | **$ 179.99** | $ 172.21 | $ 152.00 |
| 7.50% Convertible Debentures Trading Price [3] | **$ 156.50** | $ 151.50 | $ 129.00 |
| 7.35% Convertible Debentures Trading Price [3] | **$ 131.00** | $ 127.35 | $ 108.00 |
| Total Market Value of Securities Outstanding ($millions) [3] | **$ 2,101.0** | $ 2,036.0 | $ 1,700.0 |
| Pembina's convertible debentures are convertible to Trust Units at conversion prices of ($/Unit): | | | |
| 8.25% Convertible Debentures maturing March 31, 2006 | | $ 9.00 | |
| 7.50% Convertible Debentures maturing June 30, 2007 | | $ 10.50 | |
| 7.35% Convertible Debentures maturing December 31, 2010 | | $ 12.50 | |

[1] Based on the 17 trading days from January 3 to January 25, 2006, inclusive.

[2] Full conversion to Trust Units of the remaining principal amount of the three debenture issues as at January 25, 2006 would result in the issuance of 13.3 million Trust Units.

[3] Based on closing values as at January 25, 2006, December 31, 2005 and December 31, 2004.

## New Developments and Outlook

Pembina achieved record results in 2005, reporting its highest ever level of revenue and net operating income. Pembina's business operations resulted in a $9.9 million increase in the distribution reserve over the course of the year, enabling the Fund to announce a 9 percent increase in Unitholder distributions effective January, 2006. Strong operating results produced by the conventional assets, together with the establishment of the new midstream business initiatives and the growth in its oil sands infrastructure, have generated a significant and sustainable increase in cash flow that will support the new level of cash distribution.

Pembina's conventional pipeline business continued to benefit from the tremendous level of oil and natural gas industry activity in many of its service areas, resulting in stronger aggregate operating performance. Renewed industry development of the Nisku zone in south-central Alberta has resulted in a material increase in projected receipts on the Pembina system. An additional 36,000 bpd of capacity at three new battery locations was mechanically complete by year end, and ongoing industry investment in this region indicates significant potential for further growth in pipeline transportation demand. Regional concerns surrounding the procedures for handling high sulfur product have resulted in delays in bringing new production on stream, however it is expected that receipts will continue to ramp up through 2006 as industry works through and resolves these issues.

In addition to the 2005 expansion of a truck unloading facility on the Peace system, Pembina completed the new natural gas liquids (NGL) interconnection between the Peace and Northern pipelines during the fourth quarter. This interconnection creates an incremental 25,000 bpd of carrying capacity on the Peace system which will be available to transport NGL production that is projected to increase in northwestern Alberta in the coming year. Several additional projects are currently under development on the Peace system, with the combined potential to add incremental throughput volume of 5,000 bpd by mid-2006.

Several producer $CO_2$ pilot projects currently underway in Alberta are supported by continuing high oil prices and federal government incentives. Miscible $CO_2$ flooding, a method of enhanced oil recovery, has the potential to significantly increase the ultimate recovery of oil in place. This longer-term prospect has potential to significantly increase production in the Pembina and Swan Hills fields, as these fields are considered to be highly amenable to this technology. Pembina may have opportunities to participate in the construction of $CO_2$ pipelines through use of its extensive network of right-of-ways.

Pembina continued to develop terminalling, storage and hub services operations within the midstream business established in 2005. Pembina projects that returns from midstream related activities have considerable potential and is actively evaluating opportunities for similar new business on several of our other pipeline systems as resources and expertise are developed. As the business is rolled out across our conventional asset base, this unit is forecasted to become a significant source of revenue. Leveraging existing infrastructure assets and market position to create these new revenue streams further diversifies Pembina's business and extends the economic life of our conventional asset base.

Pembina has, over the past several months, announced two new investments in oil sands infrastructure that will significantly expand its footprint in this important long-life production region. The Horizon Pipeline will provide exclusive transportation to Canadian Natural Resources Limited's Horizon Oil Sands project, located 70 kilometers north of Ft. McMurray, Alberta. The Cheecham Lateral Pipeline will provide 136,000 barrels per day of capacity for the transportation of diluent from Pembina's existing AOSPL system to a new terminalling facility near Cheecham, Alberta. The Horizon Pipeline is scheduled to be completed by mid 2008, at an estimated cost of $300 million. Construction has commenced on the $42 million Cheecham Lateral which is scheduled to be in service by the end of 2006. Together, the Horizon Pipeline and Cheecham Lateral initiatives will elevate Pembina to among the largest of the oil sands infrastructure players and position Pembina to capture further growth in this area. Based on current estimates, Pembina believes these projects have the potential to deliver 12 percent accretion to the 2005 level of distributed cash.

During the fourth quarter, Pembina announced a project to develop a proposed $1.0 billion import condensate pipeline which could potentially be placed into service by late 2008. The Spirit Pipeline would make extensive use of existing infrastructure in the transport of 100,000 bpd of condensate from Kitimat, British Columbia to Edmonton, Alberta. Preliminary engineering and design of the pipeline is complete and discussions with potential shippers are ongoing. Pembina believes that the Spirit Pipeline could represent an attractive transportation solution for shippers seeking to satisfy demand for diluent required in the transportation of heavy oil sands production, demand that is forecasted to increase significantly over the next several years. Pembina views this project as an opportunity to leverage existing investment and to enhance both the level of service offered to its customers and value created for its Unitholders.

Uncertainty in the trust sector created by the Government of Canada's decision to postpone all advance tax rulings for income trust conversions was resolved during the fourth quarter of 2005. On November 23, 2005, the Government of Canada announced a reduction in personal income taxes on dividends, which is intended to level the playing field between corporations and income trusts and other flow-through entities.

S&P named the 72 trusts selected for inclusion in the S&P/TSX Composite Index. These issuers, including Pembina, were added to the index at a 50 percent weighting after the market close on December 16th. S&P has indicated that index inclusion at full weighting will occur in March 2006. We view the index inclusion of the Fund as a very positive development for Unitholders.

During the fourth quarter of 2005, Pembina marked its eighth year as a publicly traded income fund. Over that period Pembina has established an enviable reputation for stable operations, prudent management, sound corporate governance and a solid track record of consistent and growing distributions to Unitholders. Since our initial public offering in October 1997, Pembina has distributed a total of $688 million, or $8.25 per Trust Unit, on a $10 per unit original issue price. We have met our targets and objectives in each year of our public history and, during the most recently completed year, Pembina generated a total return of 25 percent, the highest amongst our peer group in the pipeline trust sector. Ongoing growth in both our conventional and oil sands pipeline divisions and the creation of a new midstream business unit has enabled a 9 percent increase in our distribution rate effective January, 2006. Further, the breadth of tangible and prospective growth opportunities currently under development across all of our business segments lend confidence in our continuing ability to provide leadership and superior performance.

### Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of the Fund. Such risk factors are presented in Management's Discussion and Analysis for the year ended December 31, 2004, and in the Fund's Annual Information Form for the year ended December 31, 2004. See "Additional Information" below.

## Selected Quarterly Information

| (unaudited) | 2005 | | | | 2004 | | | |
|---|---|---|---|---|---|---|---|---|
| ($ thousands, except where noted) | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 |
| Revenue | 77,197 | 72,382 | 68,215 | 69,103 | 71,840 | 70,142 | 67,283 | 69,026 |
| Operating expenses | 28,520 | 24,480 | 24,763 | 24,973 | 25,279 | 25,481 | 27,727 | 26,541 |
| EBITDA [1] | 45,027 | 44,558 | 40,207 | 39,738 | 42,490 | 40,694 | 36,386 | 38,432 |
| Net earnings | 21,705 | 19,778 | 14,373 | 14,553 | 15,374 | 15,112 | 11,336 | 18,601 |
| Net earnings per Trust Unit ($/Unit): | | | | | | | | |
| Basic and diluted | 0.19 | 0.18 | 0.14 | 0.14 | 0.15 | 0.15 | 0.11 | 0.19 |
| Distributed cash [1] | 29,667 | 29,099 | 27,474 | 27,242 | 26,939 | 26,645 | 26,420 | 26,188 |
| Distributed cash per Trust Unit ($/Unit):[1] | | | | | | | | |
| Basic | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 |
| Diluted | 0.2542 | 0.2625 | 0.2558 | 0.2554 | 0.2550 | 0.2533 | 0.2543 | 0.2543 |
| Trust Units outstanding (thousands): | | | | | | | | |
| Weighted average (basic) | 113,019 | 110,845 | 104,669 | 103,776 | 102,622 | 101,502 | 100,647 | 99,764 |
| Weighted average (diluted) | 127,445 | 126,427 | 126,003 | 125,376 | 125,236 | 124,360 | 123,541 | 122,688 |
| End of period | 113,897 | 111,938 | 104,949 | 104,127 | 102,933 | 101,874 | 100,902 | 100,115 |

[1] Refer to "Non-GAAP Measures" below.

Pembina's stable operations typically produce limited variability in quarterly results. However, continued growth in Pembina's underlying asset base has generally resulted in increased revenues, expenses and cash flows over the last eight quarters. Variations in this trend result from one-time events and expected seasonal factors which impact oil and gas production, occurring most frequently during the second quarter of each year.

## Additional Information

Additional information relating to Pembina Pipeline Income Fund, including the Fund's Annual Information Form and financial statements, can be found on the Fund's profile on the SEDAR website at www.sedar.com.

## Non-GAAP Measures

*Throughout this MD&A the Fund and Pembina use the term "distributed cash" to refer to the amount of cash that has been or is to be available for distribution to the Fund's Unitholders. "Distributed cash" is not a measure recognized by Canadian generally accepted accounting principles (GAAP). Therefore, distributed cash of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that distributed cash should not be construed as an alternative to net earnings, cash from operating activities or other measures of financial performance calculated in accordance with GAAP as an indicator of the Fund's performance.*

*Further, the use of terms "EBITDA" (earnings before interest, taxes, depreciation and amortization) and "net operating income" are not recognized under Canadian GAAP. Management believes that in addition to earnings, net operating income and EBITDA are useful measures. They provide an indication of the results generated by the Fund's business activities prior to consideration of how activities were financed or how the results are taxed. Investors should be cautioned, however, that net operating income and EBITDA should not be construed as an alternative to net earnings, cash flows from operating activities or other measures of financial performance determined in accordance with GAAP as an indicator of the Fund's performance.*

## Forward-Looking Information and Statements

*The information contained in this Management's Discussion and Analysis contains certain forward-looking information and statements that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements and information can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets", "believes", "estimates", "continue" and similar expressions. These statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, tax laws and treatment, fluctuations in operating results and certain other risks detailed from time to time in the Fund's public disclosure documents. The Fund believes the expectations reflected in these forward-looking statements and information are reasonable as of the date hereof but no assurance can be given that these expectations will prove to be correct. Undue reliance should not be placed on these forward-looking statements and information as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Such forward-looking statements are expressly qualified by the above statements. The Fund does not undertake any obligation to publicly update or revise any forward-looking statements or information, except as required by applicable laws.*

# consolidated balance sheets

(In thousands of dollars)

| | Dec. 31 2005 (Unaudited) | Dec. 31 2004 (Audited) |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Accounts receivable | **$ 30,564** | $ 26,432 |
| | **30,564** | 26,432 |
| Property, plant and equipment | **1,161,691** | 1,160,613 |
| Goodwill and other | **366,416** | 361,855 |
| | **$ 1,558,671** | $ 1,548,900 |
| **Liabilities and Unitholders' Equity** | | |
| Current liabilities: | | |
| Bank indebtedness | **$ 7,311** | $ 2,971 |
| Accounts payable and accrued liabilities | **18,489** | 12,792 |
| Distributions payable to Unitholders | **9,966** | 9,007 |
| Current portion of long-term debt | **7,968** | 3,522 |
| Current portion of convertible debentures | **8,000** | |
| | **51,734** | 28,292 |
| Long-term debt | **455,646** | 430,866 |
| Convertible debentures | **150,040** | 251,663 |
| Asset retirement obligations | **19,716** | 15,729 |
| Future income taxes | **137,923** | 167,300 |
| | **815,059** | 893,850 |
| Unitholders' equity: | | |
| Trust Units (note 3) | **1,073,537** | 941,902 |
| Earnings to date | **358,144** | 287,735 |
| Distributions to date | **(688,069)** | (574,587) |
| | **743,612** | 655,050 |
| | **$ 1,558,671** | $ 1,548,900 |

*See accompanying notes to the consolidated financial statements*

# consolidated statements of earnings
(Unaudited)

(In thousands of dollars, except per Trust Unit amounts)

| | **3 Months Ended Dec. 31, 2005** | 3 Months Ended Dec. 31, 2004 | **12 Months Ended Dec. 31, 2005** | 12 Months Ended Dec. 31, 2004 |
|---|---|---|---|---|
| Revenues | | | | |
| Pipeline transportation | **$ 68,381** | $ 66,710 | **$ 261,182** | $ 257,217 |
| Midstream | **8,816** | 5,130 | **25,715** | 21,074 |
| | **77,197** | 71,840 | **286,897** | 278,291 |
| Expenses: | | | | |
| Operations | **28,520** | 25,279 | **102,736** | 105,028 |
| General and administrative | **4,044** | 3,565 | **16,808** | 14,200 |
| Management fee | **344** | 312 | **1,165** | 1,076 |
| Depreciation and amortization | **22,019** | 20,943 | **85,270** | 83,695 |
| Accretion on asset retirement obligations | **269** | 238 | **1,015** | 952 |
| Other | **(738)** | 194 | **(3,342)** | (15) |
| | **54,458** | 50,531 | **203,652** | 204,936 |
| Earnings before interest and taxes | **22,739** | 21,309 | **83,245** | 73,355 |
| Interest on long-term debt | **5,230** | 6,458 | **23,877** | 24,131 |
| Interest on convertible debentures | **2,730** | 4,996 | **16,599** | 19,890 |
| Earnings before taxes | **14,779** | 9,855 | **42,769** | 29,334 |
| Capital and income taxes | **419** | 681 | **1,737** | 2,211 |
| Future income tax reduction | **(7,345)** | (6,200) | **(29,377)** | (33,300) |
| Net earnings | **21,705** | 15,374 | **70,409** | 60,423 |
| Earnings to date, beginning of period | **336,439** | 272,361 | **287,735** | 227,312 |
| Earnings to date, end of period | **$ 358,144** | $ 287,735 | **$ 358,144** | $ 287,735 |
| Earnings per Trust Unit | | | | |
| Basic and diluted | **$ 0.19** | $ 0.15 | **$ 0.65** | $ 0.60 |

*See accompanying notes to the consolidated financial statements*

# consolidated statement of cash flows

(Unaudited)

(In thousands of dollars)

| | **3 Months Ended Dec. 31, 2005** | 3 Months Ended Dec. 31, 2004 | **12 Months Ended Dec. 31, 2005** | 12 Months Ended Dec. 31, 2004 |
|---|---|---|---|---|
| Cash provided by (used in): | | | | |
| Operating activities: | | | | |
| Net earnings | **$ 21,705** | $ 15,374 | **$ 70,409** | $ 60,423 |
| Items not involving cash: | | | | |
| Depreciation and amortization | **22,019** | 20,943 | **85,270** | 83,695 |
| Accretion on asset retirement obligations | **269** | 238 | **1,015** | 952 |
| Future income tax reduction | **(7,345)** | (6,200) | **(29,377)** | (33,300) |
| Employee future benefits expense | **472** | 571 | **3,034** | 3,609 |
| Other | **90** | 152 | **362** | 584 |
| Employee future benefits contributions | **(7,333)** | (1,429) | **(13,000)** | (4,436) |
| Change in non-cash working capital | **(7,235)** | 494 | **2,689** | 8,638 |
| Cash flow from operations | **22,642** | 30,143 | **120,402** | 120,165 |
| Financing activities: | | | | |
| Bank borrowings | **19,899** | 1,869 | **31,438** | 18,277 |
| Issue of private notes (net of costs) | | | | 247,125 |
| Repayment of AOSPL expansion facility | | | | (139,600) |
| Repayment of bank facilities | | | | (110,400) |
| Repayment of senior unsecured notes | **(1,775)** | | **(2,212)** | |
| Issue of Trust Units on exercise of options | **1,627** | 1,358 | **6,762** | 3,030 |
| Issue of Trust Units | **9,375** | 7,500 | **31,250** | 29,750 |
| Distributions to Unitholders - current year | **(29,495)** | (26,846) | **(103,516)** | (97,185) |
| Distributions to Unitholders - prior year | | | **(9,007)** | (8,642) |
| | **(369)** | (16,119) | **(45,285)** | (57,645) |
| Investing activities: | | | | |
| Capital expenditures | **(27,030)** | (14,825) | **(79,457)** | (58,007) |
| Change in non-cash working capital | | (361) | | (10,750) |
| | **(27,030)** | (15,186) | **(79,457)** | (68,757) |
| Change in cash | **(4,757)** | (1,162) | **(4,340)** | (6,327) |
| (Bank indebtedness) cash, beginning of period | **(2,554)** | (1,809) | **(2,971)** | 3,266 |
| Bank indebtedness, end of period | **$ (7,311)** | $ (2,971) | **$ (7,311)** | $ (2,971) |
| Other cash disclosures: | | | | |
| Interest on long-term debt paid | **$ (6,943)** | $ (5,492) | **$ (23,327)** | $ (22,906) |
| Interest on convertible debentures paid | **$ (5,768)** | $ (9,245) | **$ (15,606)** | $ (19,741) |
| Taxes paid | **$ (14)** | $ (495) | **$ (928)** | $ (1,980) |

*See accompanying notes to the consolidated financial statements*

Notes to the consolidated financial statements:
(Tabular amounts in thousands of dollars, except per Trust Unit amounts)

1. **Significant accounting policies:**

The interim consolidated financial statements of Pembina Pipeline Income Fund ("the Fund") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The disclosure provided below is incremental to that included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Fund's annual report for the year ended December 31, 2004.

2. **Business segments:**

The Fund conducts its operations through two operating segments: Pipeline and Midstream.

Pipeline consists of the tariff based operations of pipelines and related facilities to deliver crude oil, condensates and natural gas liquids in Alberta and British Columbia.

Midstream consist of the Fund's direct and indirect interest in the Fort Saskatchewan Ethylene Storage Partnership (the "Partnership") and terminalling, storage and hub services.

The financial results of the business segments are as follows:

| | Pipeline | Midstream | 2005 Total | Pipeline | Midstream | 2004 Total |
|---|---|---|---|---|---|---|
| **Three months ended Dec. 31** | | | | | | |
| Pipeline transportation revenue | $ 68,381 | $ – | $ 68,381 | $ 66,710 | $ – | $ 66,710 |
| Storage revenue | – | 5,464 | 5,464 | – | 5,130 | 5,130 |
| Terminalling, storage and hub services | – | 3,352 | 3,352 | – | – | – |
| Revenue before expenses | 68,381 | 8,816 | 77,197 | 66,710 | 5,130 | 71,840 |
| Expenses | | | | | | |
| Operations | 27,379 | 1,141 | 28,520 | 24,513 | 766 | 25,279 |
| General and administrative | 4,044 | – | 4,044 | 3,565 | – | 3,565 |
| Management fee | 344 | – | 344 | 312 | – | 312 |
| Depreciation and amortization | 19,725 | 2,294 | 22,019 | 18,513 | 2,430 | 20,943 |
| Accretion on asset retirement obligations | 269 | – | 269 | 238 | – | 238 |
| Other | (738) | – | (738) | 194 | – | 194 |
| | 51,023 | 3,435 | 54,458 | 47,335 | 3,196 | 50,531 |
| Earnings before interest and taxes | $ 17,358 | $ 5,381 | $ 22,739 | $ 19,375 | $ 1,934 | $ 21,309 |
| **Year ended Dec. 31** | | | | | | |
| Pipeline transportation revenue | $ 261,182 | $ – | $ 261,182 | $ 257,217 | $ – | $ 257,217 |
| Storage revenue | – | 21,543 | 21,543 | – | 21,074 | 21,074 |
| Terminalling, storage and hub services | – | 4,172 | 4,172 | – | – | – |
| Revenue before expenses | 261,182 | 25,715 | 286,897 | 257,217 | 21,074 | 278,291 |
| Expenses | | | | | | |
| Operations | 98,911 | 3,825 | 102,736 | 101,505 | 3,523 | 105,028 |
| General and administrative | 16,808 | – | 16,808 | 14,200 | – | 14,200 |
| Management fee | 1,165 | – | 1,165 | 1,076 | – | 1,076 |
| Depreciation and amortization | 76,092 | 9,178 | 85,270 | 74,008 | 9,687 | 83,695 |
| Accretion on asset retirement obligations | 1,015 | – | 1,015 | 952 | – | 952 |
| Other | (3,342) | – | (3,342) | (15) | – | (15) |
| | 190,649 | 13,003 | 203,652 | 191,726 | 13,210 | 204,936 |
| Earnings before interest and taxes | $ 70,533 | $ 12,712 | $ 83,245 | $ 65,491 | $ 7,864 | $ 73,355 |
| Total fixed assets | $ 1,288,158 | $ 231,107 | $1,519,265 | $ 1,309,530 | $ 239,370 | $1,548,900 |
| Goodwill and other | $ 226,944 | 130,630 | $ 357,574 | $ 227,579 | $ 134,276 | $ 361,855 |

3. **Trust Units:**

The Fund is authorized to create and issue an unlimited number of Trust Units.

| | Trust Units | Amount |
|---|---|---|
| Balance, January 1, 2004 | 98,766,465 | $ 896,132 |
| Exercise of Trust Unit options | 309,020 | 3,030 |
| Debenture conversions | 1,316,091 | 12,990 |
| Distribution Reinvestment Plan | 2,541,645 | 29,750 |
| Balance, December 31, 2004 | 102,933,221 | 941,902 |
| Exercise of Trust Unit options | 644,039 | 6,762 |
| Debenture conversions | 8,033,423 | 93,623 |
| Distribution Reinvestment Plan | 2,286,319 | 31,250 |
| Balance, December 31, 2005 | 113,897,002 | $ 1,073,537 |

The net earnings per Trust Unit are based on earnings available to Unitholders and the weighted average Trust Units outstanding for the period. The earnings available to Unitholders for the fourth quarter was $21.7 million (2004 - $15.4 million) and for the twelve months ended December 31, 2005 was $70.4 million (2004 - $60.4 million). The weighted average Trust Units outstanding for the fourth quarter were 113,019,000 Units (2004 - 102,622,000) and for the twelve months ended December 31, 2005 were 108,108,000 (2004 - 101,139,000).

The diluted earnings per Trust Unit are based on net earnings and the weighted average Trust Units outstanding adjusted for the dilutive effect of convertible debentures and employee Trust Unit options. The net earnings for the fourth quarter was $24.4 million (2004 - $20.4 million). In computing diluted earnings per Trust Unit, 14,426,000 Trust Units (2004 - 22,614,000) were added to the weighted average Trust Units outstanding for the fourth quarter for the dilutive effect of convertible debentures and employee Trust Unit options. For the twelve months ended December 31, 2005, net earnings were $87.0 million (2004 - $80.3 million) and 24,010,000 Trust Units (2004 - 22,805,000) were added to the weighted average Units outstanding for the dilutive effect of convertible debentures and employee Unit options. Diluted earnings per Trust Unit are not disclosed as the amounts are anti-dilutive.

4. **Unit based compensation plans:**

The Fund provides additional compensation to certain employees, officers and directors by issuing options under a Trust Unit Option Plan and restricted units under a Long Term Incentive Plan.

At December 31, 2005, 1,205,325 options (December 31, 2004 - 1,137,967) were outstanding and exercisable at a weighted average price of $12.02 (December 31, 2004 - $9.87) under the Trust Unit Option Plan.

In 2005, a new unit-based compensation plan was implemented to grant awards to certain employees and directors. The new plan will result in participants receiving cash compensation based on the value of underlying notional trust units granted under the plan. The units vest over a three-year period and the cash payments will be based on the trading value of the Trust Units plus notional accrued distributions.

Based on the ninety-day weighted average trading price of the Trust Units prior to the end of the period, the estimated intrinsic value of the notional trust units awarded at December 31, 2005 totaled $1.1 million. The Fund recorded compensation expense of $0.4 million in 2005 relating to the trust units vested under the plan.

## Pembina Pipeline Income Fund — INVESTOR INFORMATION

**Exchange Listing and Trading Symbols:**

The Toronto Stock Exchange
Trust Units Symbol: **PIF.UN**
8.25% Convertible Debentures Symbol: **PIF.DB**
7.50% Convertible Debentures Symbol: **PIF.DB.A**
7.35% Convertible Debentures Symbol: **PIF.DB.B**

**Trustee, Registrar and Transfer Agent:**

Computershare Trust Company of Canada
Shareholder Communications:
1-888-267-6555

**Corporate Office:**

700 – 9th Avenue S.W.
P.O. Box 1948
Calgary, Alberta T2P 2M7
Telephone: (403) 231-7500
Fax: (403) 237-0254

**Investor Information:**

e-mail: investor-relations@pembina.com
Telephone: (403) 231-7500
1-888-428-3222
Fax: (403) 691-7356
Website: www.pembina.com

**Quarterly Results Webcast:**

A live internet broadcast of Pembina's Fourth Quarter 2005 Results conference call is scheduled for February 2, 2006 at 9:00 a.m. Calgary (11:00 a.m. Eastern, 8:00 a.m. Pacific). Those wishing to access the webcast are invited to visit Pembina's website located at www.pembina.com, or the host site at www.newswire.ca/webcast. An archive of the call will be available on-line for 90 days following the broadcast date.

**Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan:**

Pembina offers a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan to eligible Unitholders of Pembina Pipeline Income Fund.

The Plan allows participants an opportunity to:

- reinvest distributions into Trust Units at a 5 percent discount to a weighted average market price, under the distribution reinvestment component of the Plan; or,
- realize 2 percent more cash on their distributions, under the premium distribution component of the Plan;
- eligible Unitholders may also make optional Trust Unit purchases at the weighted average market price.

A brochure, detailing administration of the Plan and eligibility and enrolment information, is available on-line on Pembina's web site located at www.pembina.com, or call 1-888-428-3222 to receive a copy by mail. Unitholders wishing to enroll in the Plan are asked to contact their broker, investment dealer, financial institution or other nominee through which the Trust Units are held.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, such as loss of market, regulatory matters, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources.

PEMBINA

Computershare

Computershare Trust Company of Canada
530 – 8th Ave., SW Suite 600
Calgary, Alberta T2P 3S8
Telephone: (403) 267-6800
Fax: (403) 267-6529
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

**NOTICE OF MEETING**

February 8, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
The Toronto Stock Exchange

Dear Sirs:

Subject: Pembina Pipeline Income Fund (the "Corporation")

We advise the following with respect to the upcoming Meeting of Unitholders for the subject Corporation:

| | | | |
|---|---|---|---|
| 1. | Meeting Type | : | Annual General and Special Meeting |
| 2. | Security Description of Voting Issue | : | Trust Units |
| 3. | CUSIP Number | : | 706329109 |
| 4. | ISIN Number | : | CA 7063291099 |
| 5. | Record Date | : | March 14, 2006 |
| 6. | Meeting Date | : | April 27, 2006 |
| 7. | Meeting Location | : | Calgary, AB |

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

("Signed by")

Jodie Hansen
Assistant Trust Officer
Corporate Trust
Ph: (403) 267-6889
Fax: (403) 267-6598

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Pembina Announces February 2006 Distribution

CALGARY, Feb. 15 /CNW/ - Pembina Pipeline Income Fund announces the February 2006 cash distribution to Unitholders of 9.5 cents per Trust Unit, to be paid March 15, 2006 to Unitholders of record on February 28, 2006. Pembina has delivered stable and growing distributions since inception in October 1997 and, based on Pembina's outlook, Management is confident that its annual distribution objective, recently increased from $1.05 per unit to $1.14 per unit, will be achieved in 2006.

Pembina Pipeline Income Fund is a Canadian income fund engaged, through its operating subsidiaries, in the transportation of light conventional and synthetic crude oil, condensate and natural gas liquids in Western Canada. The Fund's securities trade on the Toronto Stock Exchange under the following symbols: PIF.UN - trust units; PIF.DB, PIF.DB.A and PIF.DB.B - convertible debentures.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, loss of market, regulatory matters, environmental risks, industry competition, pipeline design and construction, and ability to access sufficient capital from internal and external sources.

%SEDAR: 00008906E

/For further information: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on Tools for Investors./
(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 11:57e 15-FEB-06

**Pembina Pipeline Corporation**
**Code of Ethics**

## Pembina's Commitment

### Our Reputation and Values

Pembina's reputation is one of our most important assets. Our reputation is built through the conduct of its Directors, Officers, and Employees in our dealings on behalf of the Company. We expect our reputation to be beyond reproach, and one that we can be proud of. Our reputation is built on the following core values and beliefs:

1. **Integrity**
   We ensure our activities are ethical and meet the expectations of our Customers, Investors, Host Communities, Employees and Other Stakeholders

2. **Stability**
   We are committed to the long term.

3. **Purposeful**
   We are purposeful in the planning and execution of our business, operations and activities.

4. **Citizenship**
   We conduct ourselves in a manner that is ethical, responsible, safe and legal.

5. **Respectfulness**
   We treat our diverse stakeholders in a civil and dutiful manner.

6. **Accountability**
   Our Operations are performed in an open, honest and responsible manner.

### Who We Are

Pembina Pipeline Income Fund is a publicly traded Canadian income fund engaged in the transportation and storage of light conventional and synthetic crude oil, condensate and natural gas liquids in Western Canada. The Pembina Pipeline Income Fund, an unincorporated open-ended trust, pays monthly cash distributions to Unitholders. Pembina Pipeline Income Trust Units are listed on the Toronto Stock Exchange under the symbol PIF.UN. Pembina's head office is located in Calgary, Alberta. Pembina is Canada's leading liquids feeder pipeline business, serving a broad customer base with an integrated pipeline network spanning some 8000 kilometers.

Pembina's pipelines transport 700,000 barrels per day of light conventional and synthetic crude oil, condensate and natural gas liquids from producing regions across much of Alberta, Northeastern British Columbia and the Oil Sands to delivery hubs for storage, fractionation, refining or transfer to export pipelines. Products transported on Pembina's

pipelines represent more than half of the light and medium conventional crude oil, and a growing proportion of the condensate and NGLs, produced in Western Canada.

**Our Vision**

Pembina is in business for the long term. We strive to grow the Company's value responsibly and to provide stable and growing distributions to the Company's Unitholders.

**Our Strategy**

Our guiding principle is to provide stable and growing distributions to Unitholders that are sustainable over the long term; and to pursue opportunities for further growth. This will be achieved by:

1. Providing safe, reliable and cost-effective pipeline transportation and storage services to our customers.
2. Promoting a safe working environment that fosters the pursuit of excellence by our employees.
3. Maintaining our operating and competitive advantages in the areas served by our pipeline systems.
4. Protecting the operating margin contribution from the conventional pipeline business segment while pursuing expansion, acquisition and strategic growth opportunities along the energy value chain.
5. Ensuring our ongoing profitability by focusing on efficiency.
6. Increasing the proportion of our asset portfolio invested in long-life energy infrastructure.

**Pembina's Code of Ethics**

Pembina expects and requires its Directors, Officers and Employees to:

- Behave honestly
- Act with integrity
- When acting on behalf of Pembina, afford those with whom you come into contact with respect and courtesy
- Maintain confidentiality where required to ensure the protection of corporate, personal and third party information
- Take responsible steps to avoid any conflicts of interest, either real or perceived
- Behave in ways which uphold and reflect Pembina's values
- Never use one's power or status in an effort to gain undue benefit or advantage over others
- Treat communities and the environment in which we operate with respect
- Always comply with the law and relevant regulation

All Directors, Officers and Employees are expected to maintain and promote a high level of professional integrity. It is the responsibility of all Employees, Officers, and Directors to uphold Pembina's reputation and standing in the community.

This Code of Ethics applies to Pembina Pipeline Corporation and all of its subsidiaries. The Code is designed to foster a consistent and high standard of ethical behavior by

Pembina's Directors, Officers and Employees and is our guide in our relationships with internal and external parties. All Employees, Officers, and Directors are expected to conduct themselves by, and be familiar, with the code. Any violation of the Code can result in disciplinary action, including dismissal. It is Pembina's responsibility to ensure that any individuals who report violations of this Code are treated fairly and with respect.

Some examples of the application of our Code of Ethics

**Conflicts of Interest**
Our Responsibilities

Employees may experience situations during the course of their employment that represent a conflict of interest. A conflict of interest exists whenever individual interests interfere or conflict (or even appear to interfere or conflict) with the interests of Pembina. Pembina requires that no material conflict exists between the personal interests of an employee and that of Pembina. Employees must avoid any activities that compromise, or appear to compromise, their duties at Pembina.

**Gifts, Benefits and Entertainment**
Our Responsibilities

Employees at Pembina are expected to act responsibly and with integrity when making a decision on whether to accept the offer of a gift, benefit or entertainment. When deciding whether or not to accept gifts from outside parties, be sure that it does not cloud objective and fair business decisions and would not be unusual for the recipient's job or position within the Company. Employees must avoid the appearance and the act of improperly influencing business relationships with the organizations or individuals with whom they deal. If there is any doubt in the employee's mind about the gift, the employee should discuss it with his or her supervisor.

**Honesty, Integrity and the Law**
Our Responsibilities

Pembina employees are expected to act honestly, with integrity and comply with the law at all times. Dishonest, unethical and illegal behavior will have a negative impact on the Company and its reputation.

**Health, Safety and Environment**
Our Responsibilities

Pembina demonstrates its accountability in the areas of health, safety and the environment ('HSE') by managing risk and complying with health, safety and environmental laws and regulations. All employees are required to sign an HSE policy, and employees in field locations are expected to make health and safety a top priority. If the environment is exposed to damage, Pembina has procedures in place that instigate a rigorous program to repair that damage.

**Outside Business Activities**
Our Responsibilities

Employees may not participate in outside business or financial activities that compete with Pembina. Employees may not use Company assets, at any time, for personal gain. It is expected that employees will not participate in an outside business that supplies services or has business dealings with Pembina where there is a possibility of preferential treatment being received by virtue of the employee's position.

**Privacy and Confidentiality**
Our Responsibilities

The protection of information and confidentiality is extremely important to Pembina, regardless of whether it is personal or corporate. Employees are expected, and should expect, that personally identifiable information be treated with respect and protected from collection or disclosure without consent and the Company complies with federal legislation governing the protection of personal information. Moreover, we are required to preserve and protect the confidentiality of corporate initiatives and intellectual property as well as business and operational plans. Employees should exercise care when discussing what may be considered confidential or private information with other employees or outside parties.

**Integrity of Financial Information**
Our Responsibilities

Stakeholders must be provided with accurate, up-to-date financial information in order to make informed decisions. Many Pembina employees contribute directly to various reporting processes that impact the integrity and accuracy of financial information, statements and management reports. All employees have a responsibility to ensure that financial records accurately reflect financial transactions. Adequate controls must be maintained to ensure the accuracy of financial reporting. Any intentional misrepresentations, regardless of size, are a clear contravention of this Code and bring into question the integrity of the employees as well as Pembina itself. These situations are taken extremely seriously by Pembina, and will be promptly dealt with.

**Workplace Environment and Relationships**
Our Responsibilities

Employees are expected to conduct themselves in a professional and courteous manner with their peers and co-workers as part of the fulfillment of their work responsibilities and day-to-day relationships. Any report of violation of this standard will be investigated and may result in disciplinary action – including dismissal. Conversely, filing of frivolous or false reports will also be investigated and could result in disciplinary action.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Pembina Confirms 2005 Year-End Results

CALGARY, March 6 /CNW/ - Pembina Pipeline Income Fund ("Pembina") announced today that its Board of Directors has approved its audited consolidated financial statements for the year ended December 31, 2005. The audited financial statements are substantially as reported in Pembina's interim fourth quarter 2005 Report to Unitholders which was released on February 1, 2006. There has been no change in the reported net earnings or distributed cash for the period. Pembina anticipates that the SEDAR filing of its 2005 Annual Report to Unitholders, including the audited consolidated financial statements and accompanying notes, will occur on or about March 14, 2006.

Pembina Pipeline Income Fund (TSX: PIF.UN, PIF.DB, PIF.DB.A, PIF.DB.B) is among the predominant issuers in the Canadian energy infrastructure trust sector. Pembina's extensive network of conventional liquids feeder pipelines, oil sands transportation infrastructure and ethylene storage provide an integral service to the Western Canadian energy industry. This balanced portfolio of premium, long-life energy infrastructure assets supports the stability and sustainability of the Fund.

%SEDAR: 00008906E

/For further information: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on Tools for Investors./

(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 16:02e 06-MAR-06

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Pembina Announces March 2006 Distribution

CALGARY, March 14 /CNW/ - Pembina Pipeline Income Fund announces the March 2006 cash distribution to Unitholders of 9.5 cents per Trust Unit, to be paid April 13, 2006 to Unitholders of record on March 31, 2006. Pembina has delivered stable and growing distributions since inception in October 1997 and, based on Pembina's outlook, Management is confident that its annual distribution objective, recently increased from $1.05 per unit to $1.14 per unit, will be achieved in 2006.

Pembina Pipeline Income Fund (TSX: PIF.UN, PIF.DB, PIF.DB.A, PIF.DB.B) is among the leading issuers in the Canadian energy infrastructure trust sector. Pembina's extensive network of conventional liquids feeder pipelines, and growing presence in the oil sands and midstream sectors, provide an integral service to the Western Canadian energy industry. This balanced portfolio of premium, long-life energy infrastructure assets supports the stability and sustainability of the Fund.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, loss of market, regulatory matters, environmental risks, industry competition, pipeline design and construction, and ability to access sufficient capital from internal and external sources.

%SEDAR: 00008906E

/For further information: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on Tools for Investors./
(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 12:02e 14-MAR-06

## FORM 13-502F1
## ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

---

| | |
|---|---|
| **Reporting Issuer Name:** | **Pembina Pipeline Income Fund** |
| **Financial Year Ending, used in calculating the participation fee:** | **December 31, 2005** |

1. **Class 1 Reporting Issuers**
   **(Canadian Issuers – Listed in Canada and/or the U.S.)**

| | | | |
|---|---|---|---|
| Market value of equity securities: Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year | | **113,897,002** | |
| Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) | X | **$14.45** | |
| Market value of class or series | = | **$1,645,811,678** | |
| | | | **$1,645,811,678 (A)** |
| Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): | | | 219,529,104 (B) |
| **Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =** | | | **$1,865,340,782** |
| **Total fee payable in accordance with Appendix A of the Rule** | | | **$50,000** |

**SCHEDULE A**
**TO FORM 13-502F1**
**ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS**
**MARKET VALUE OF CORPORATE DEBT AND CONVERTIBLE SECURITIES**
**AT DECEMBER 31, 2005**

| | **$Cdn** |
|---|---|
| **8.25% Convertible Debentures due March 31, 2006** | |
| (TSX Symbol: PIF.DB) | |
| Principal Amount Outstanding | $8,325,000 |
| Closing Trading Value per $100 principal amount | 172.21 |
| Market Value at December 31, 2005 | $14,336,482 |
| **7.50% Convertible Debentures due June 30, 2007** | |
| (TSX Symbol: PIF.DB.A) | |
| Principal Amount Outstanding | $24,626,000 |
| Closing Trading Value per $100 principal amount | 151.50 |
| Market Value at December 31, 2005 | $37,308,390 |
| **7.35% Convertible Debentures due December 31, 2010** | |
| (TSX Symbol: PIF.DB.B) | |
| Principal Amount Outstanding | $131,829,000 |
| Closing Trading Value per $100 principal amount | 127.35 |
| Market Value at December 31, 2005 | $167,884,232 |
| **Market Value of Corporate Debt and Convertible Securities at December 31, 2005** | **$219,529,104** |

# Manager's Report

The consolidated financial statements of Pembina Pipeline Income Fund (the "Fund") are the responsibility of Pembina Management Inc. (the "Manager"). The financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the Manager's best estimates and judgments, where appropriate.

The Manager is responsible for the reliability and integrity of the financial statements, the notes to the financial statements, and other financial information contained in this report. In the preparation of these financial statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependent on future events. The Manager believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

The Manager maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded and that accounting systems provide timely, accurate and reliable financial information.

The Board of Directors of Pembina Pipeline Corporation (the "Board") is responsible for ensuring that the Manager fulfills its responsibilities for financial reporting and internal control. The Board is assisted in exercising their responsibilities through the Audit Committee, which is composed of three non-management directors. The Audit Committee meets periodically with the Manager and the auditors to satisfy itself that the Manager's responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

KPMG LLP, the independent auditors, have audited the Fund's financial statements in accordance with Canadian generally accepted auditing standards and their report follows. The independent auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings.

*"Robert B. Michaleski"*

**Robert B. Michaleski**
*President and Chief Executive Officer*
*Pembina Pipeline Corporation and*
*Pembina Management Inc.*

*March 2, 2006*

*"Peter D. Robertson"*

**Peter D. Robertson**
*Vice President Finance and*
*Chief Financial Officer*
*Pembina Pipeline Corporation*
*and Pembina Management Inc.*

# Auditors' Report to the Unitholders

We have audited the consolidated balance sheets of Pembina Pipeline Income Fund as at December 31, 2005 and 2004 and the consolidated statements of earnings and the cash flows for the years then ended. These financial statements are the responsibility of the Fund manager. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2005 and 2004 and the results of the operations and the cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

*"KPMG LLP"*

*Chartered Accountants*
*Calgary, Canada*
*February 23, 2006*

# Consolidated Balance Sheets

| *December 31, 2005 and 2004 (In thousands of dollars)* | 2005 | 2004 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Accounts receivable | **$ 31,012** | $ 26,432 |
| | **31,012** | 26,432 |
| Property, plant and equipment *(note 4)* | **1,161,691** | 1,160,613 |
| Goodwill and other *(note 5)* | **366,416** | 361,855 |
| | **$ 1,559,119** | $ 1,548,900 |
| **Liabilities and Unitholders' Equity** | | |
| Current liabilities: | | |
| Bank indebtedness | **$ 7,311** | $ 2,971 |
| Accounts payable and accrued liabilities | **18,489** | 12,792 |
| Distributions payable to Unitholders | **9,966** | 9,007 |
| Current portion of long-term debt *(note 6)* | **7,968** | 3,522 |
| Current portion of convertible debentures *(note 7)* | **8,000** | |
| | **51,734** | 28,292 |
| Long-term debt *(note 6)* | **456,094** | 430,866 |
| Convertible debentures *(note 7)* | **150,040** | 251,663 |
| Asset retirement obligations *(note 9)* | **19,716** | 15,729 |
| Future income taxes *(note 10)* | **137,923** | 167,300 |
| | **815,507** | 893,850 |
| Unitholders' equity: | | |
| Trust Units *(note 11)* | **1,073,537** | 941,902 |
| Earnings to date | **358,144** | 287,735 |
| Distributions to date | **(688,069)** | (574,587) |
| | **743,612** | 655,050 |
| Commitments *(note 16)* | | |
| | **$ 1,559,119** | $ 1,548,900 |

On behalf of the Board of

Pembina Pipeline Corporation:

*"Lorne B. Gordon"* *"David A. Bissett"*

**Lorne B. Gordon**
*Director*

**David A. Bissett**
*Director*

*See accompanying notes.*

# Consolidated Statements of Earnings

| *Years ended December 31, 2005 and 2004 (In thousands of dollars, except per Trust Unit amounts)* | 2005 | 2004 |
|---|---|---|
| Revenues: | | |
| Pipeline transportation | $ 259,803 | $ 255,838 |
| Midstream | 30,719 | 23,285 |
| | 290,522 | 279,123 |
| Expenses: | | |
| Operations | 102,736 | 105,028 |
| General and administrative | 16,808 | 14,200 |
| Management fee | 1,165 | 1,076 |
| Depreciation and amortization *(note 4, 5)* | 85,270 | 83,695 |
| Accretion on asset retirement obligations *(note 9)* | 1,015 | 952 |
| Other | 283 | 817 |
| | 207,277 | 205,768 |
| Earnings before interest and taxes | 83,245 | 73,355 |
| Interest on long-term debt *(note 6)* | (23,877) | (24,131) |
| Interest on convertible debentures *(note 7)* | (16,599) | (19,890) |
| Earnings before taxes | 42,769 | 29,334 |
| Income and capital taxes (reduction) *(note 10)* | (27,640) | (31,089) |
| Net earnings | 70,409 | 60,423 |
| Earnings to date, beginning of year | 287,735 | 227,312 |
| Earnings to date, end of year | $ 358,144 | $ 287,735 |
| Earnings per Trust Unit *(note 13)* | | |
| Basic and diluted | $ 0.65 | $ 0.60 |

*See accompanying notes.*

# Consolidated Statements of Cash Flows

| *Years ended December 31, 2005 and 2004 (In thousands of dollars)* | 2005 | 2004 |
|---|---|---|
| Cash provided by (used in): | | |
| Operating activities: | | |
| Net earnings | **$ 70,409** | $ 60,423 |
| Items not involving cash: | | |
| Depreciation and amortization | **85,270** | 83,695 |
| Accretion on asset retirement obligations | **1,015** | 952 |
| Future income tax reduction | **(29,377)** | (33,300) |
| Employee future benefits expense | **3,383** | 3,609 |
| Other | **362** | 584 |
| Employee future benefits contributions | **(13,349)** | (4,436) |
| Changes in non-cash working capital *(note 14)* | **(5,353)** | 6,054 |
| Cash flow from operations | **112,360** | 117,581 |
| Financing activities: | | |
| Bank borrowings | **31,438** | 18,277 |
| Repayment of bank loan | | (110,400) |
| Repayment of senior secured notes | **(1,764)** | |
| Issue of private placement notes (net of costs) | | 247,125 |
| Repayment of AOSPL expansion facility | | (139,600) |
| Issue of Trust Units *(note 11)* | **38,012** | 32,780 |
| Distributions to Unitholders - current year | **(103,516)** | (97,185) |
| Distributions to Unitholders - prior year | **(9,007)** | (8,642) |
| | **(44,837)** | (57,645) |
| Investing activities: | | |
| Capital expenditures | **(79,457)** | (58,007) |
| Changes in non-cash working capital *(note 14)* | **7,594** | (8,166) |
| | **(71,863)** | (66,173) |
| Change in cash | **(4,340)** | (6,237) |
| Cash (bank indebtedness), beginning of year | **(2,971)** | 3,266 |
| Bank indebtedness, end of year | **$ (7,311)** | $ (2,971) |
| Other cash disclosures: | | |
| Interest on long-term debt paid | **$ (25,484)** | $ (22,094) |
| Interest on convertible debentures paid | **$ (15,606)** | $ (19,741) |
| Interest capitalized | **$ (2,100)** | |
| Taxes paid | **$ (928)** | $ (1,980) |

*See accompanying notes.*

# Notes to Consolidated Financial Statements

*Years ended December 31, 2005 and 2004 (Tabular amounts stated in thousands of dollars, except per Trust Unit amounts)*

## Note 1. Structure Of The Fund:

Pembina Pipeline Income Fund (the "Fund") is an open-ended, single purpose trust formed under the laws of the Province of Alberta pursuant to a declaration of trust. The Fund commenced operations in October 1997 when it acquired all of the shares and unsecured promissory notes of Pembina Pipeline Corporation ("Pembina") which owns or has interests in pipelines and related facilities to deliver crude oil, condensates and natural gas liquids in Alberta and British Columbia, and other energy related infrastructure.

The Fund makes monthly distributions of its distributable cash to Unitholders of record on the last day of each calendar month. The amount of the distributions per Trust Unit are equal to the pro-rata share of interest income (and in certain circumstances repayment of principal) on the Pembina notes and dividends (and in certain circumstances repayment of capital) on the Pembina shares less expenses of the Fund and cash redemptions of Trust Units.

Pursuant to the Fund's distribution policy, it will pay interest, principal, dividends and capital, subject to retaining an appropriate distribution reserve, satisfying its financing covenants, making loan repayments, and funding future removal and site restoration expenditures. Pembina's maintenance capital expenditures are expected to be funded from available cash while ongoing development, expansions and acquisitions of pipeline and other assets and related facilities are expected to be funded primarily through borrowings or issuance of additional Trust Units.

Pembina, together with the other operating subsidiaries of the Fund, is managed by Pembina Management Inc. (the "Manager") pursuant to a management agreement. Effective March 1, 2005, as compensation for its services, the Manager is entitled to:

(a) a management fee equal to 0.9825% of distributed cash;

(b) an acquisition fee of 0.655% of the purchase price of any material pipeline asset or facility acquired or swapped;

(c) a disposition fee of 0.49125% of the sales price of any material pipeline asset or facility sold; and

(d) an annual incentive fee calculated as a percentage of distributed cash per Trust Unit as follows: 4.9125% of such distribution equal to or in excess of $1.05 per Trust Unit annually but less than $1.09 per Trust Unit annually; 6.55% of such distribution equal to or in excess of $1.09 per Trust Unit annually but less than $1.19 per Trust Unit annually; and 7.86% of such distribution equal to or in excess of $1.19 per Trust Unit annually.

Prior to March 1, 2005, the management fee was 0.9675% of distributed cash, the acquisition fee was 0.645% of any material acquisition and the disposition fee was 0.48375% of any material disposition. The annual incentive fee was increased by 1.55%

In 2005 the Manager was paid a management fee of $1.2 million (2004 - $1.1 million).

Pursuant to an administration agreement, as compensation for its administrative services to the Fund, the Manager receives an annual fee of $20,000.

## Note 2. Significant Accounting Policies:

The preparation of these consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. In the opinion of the Manager, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of Canadian generally accepted accounting principles for non rate-regulated entities.

### REGULATION

The pipeline systems in Alberta and British Columbia are subject to the respective provincial utilities board authority over matters such as construction, rates and rate setting agreements with customers. Pipelines crossing provincial borders are also subject to the authority of the National Energy Board. The Alberta pipelines generally operate under market tolling arrangements and the utilities board will not review rates unless it receives a complaint. Rates on the British Columbia pipelines require provincial utility board approval.

### PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Fund, its wholly owned subsidiary companies and partnerships, and its proportionate share of the accounts of joint ventures and partnerships. The Fund does not utilize off balance sheet arrangements with unconsolidated entities.

### CASH AND CASH EQUIVALENTS

Short term investments with original maturities of ninety days or less are considered to be cash equivalents and are recorded at cost which approximates market value.

### PRODUCT INVENTORY

Crude oil, condensates and natural gas liquids are valued at the lower of cost or market determined using an average cost method.

### PROPERTY, PLANT AND EQUIPMENT

Development capital expenditures (upgrades and expansions) and maintenance capital expenditures (major renewals and improvements) are capitalized at cost. Maintenance and repair costs are expensed as incurred. Interest is capitalized during the construction phase of large expansions.

Pipeline assets and facilities are generally depreciated using the straight line or declining balance method at rates ranging from 3% to 10% per annum. AOSPL and storage assets and facilities are depreciated using the straight line method at annual rates ranging from 3% to 5%. These rates are established to depreciate original costs over the economic lives or contractual duration of the related assets.

### GOODWILL

Goodwill represents the estimated tax costs related to the difference between the fair value and the tax base of acquired assets. Goodwill is not amortized but, at a minimum, is subject to an annual impairment test and an impairment loss is recognized when the carrying amount of goodwill exceeds its fair value. The measurement methodology used to evaluate whether there is a permanent impairment in the value of goodwill is based on discounted cash flows.

### OTHER INTANGIBLES

Other intangibles acquired individually or as part of a group of assets are recognized and measured at cost. Other intangibles are amortized using the straight line method over the 20 year contractual duration of the related asset.

## Note 2. Significant Accounting Policies: *(continued)*

### IMPAIRMENT OF LONG-LIVED ASSETS

Management reviews property, plant and equipment and other intangibles to determine if circumstances indicate impairment in the carrying value or changes in the estimated useful life of the asset. If impairment has occurred, an impairment charge to earnings is recognized for the amount the carrying value of the asset exceeds its estimated fair value.

### EMPLOYEE PENSION PLAN

A subsidiary of the Fund maintains a non-contributory defined benefit pension plan covering its employees along with an unfunded supplemental retirement plan for those employees affected by the Canada Revenue Agency maximum pension limits. The cost of pension benefits earned by employees in the defined benefit plans are charged to earnings as services are rendered using the projected benefit method prorated on service. The cost of the defined benefit plans reflects management's estimate of the rate of return on pension plan assets, salary escalations, mortality and other factors affecting the payments of future benefits. Adjustments arising out of plan amendments, changes in assumptions and experience gains and losses are normally amortized, using the corridor method, over the expected remaining average service life of the employee group. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued benefit obligation and the value of the plan assets. The market value of assets is used for all calculations.

### ASSET RETIREMENT OBLIGATIONS

The fair value of the estimated asset retirement obligations are recognized in the period in which they are incurred, when an estimate can reasonably be made and industry practice or regulation requires removal of the asset upon retirement. The fair value is recorded as a long term liability with a corresponding increase in the carrying value of the property, plant and equipment. The liability is accumulated over time through charges to earnings and is reduced by the actual costs incurred upon settlement. Any difference between the actual costs incurred upon settlement and the recorded liability is recognized as a gain or loss in earnings.

### INCOME TAXES

Income taxes, based on current legislation, are recorded on the liability method of accounting as the subsidiaries are projected to be taxable in the future. Income tax obligations relating to distributions from the Fund are the obligations of the Unitholders. Accordingly, no provision for income taxes on the earnings of the Fund have been made.

Future income tax liabilities of subsidiaries are recognized on acquisitions and reflect the difference between the book value and tax value of capital assets at future statutory income tax rates. On recognition, an equivalent amount is allocated to property, plant and equipment or, if the consideration paid approximates the estimated depreciated replacement cost, then the allocation is to goodwill. The future income tax reduction represents the change in these amounts during the year.

### REVENUE RECOGNITION

Pipeline transportation revenues are recorded when the services have been provided. For rate or contractually regulated pipeline operations, revenue is recognized in a manner that is consistent with the underlying rate design as mandated by agreement or regulatory authority.

Certain pipelines have been designated single-shipper lines where producers must either sell their product at the inlet point or sell their product at the inlet point and repurchase it at the delivery point for the inlet price paid plus an agreed-upon differential on a pre-arranged basis. The buy/sell transactions are recognized on a net basis in the statement of earnings. Product sales are recognized when the product is delivered to a customer.

Storage revenue is recognized when the service is provided consistent with the rate contracted with the customer.

### UNIT BASED COMPENSATION

The Fund uses the fair value method to account for the compensation cost of options granted pursuant to the unit option plan described in note 12. Under the fair value method, the options are measured at fair value at the grant date and the cost is recognized in earnings over the vesting period. Consideration paid on exercise of the options is credited to Unitholders' equity.

The Fund has a restricted trust unit plan as described in note 12. As participants in this plan are entitled to a cash payment on a fixed vesting date, the Fund is using the intrinsic value method to account for the compensation cost of this plan. Changes in intrinsic value result in a change in the measurement of compensation cost. As awards vest at the end of the vesting period, compensation cost is recognized as incurred.

### RISK MANAGEMENT

The Fund uses derivative financial instruments to manage exposure to interest rates and power costs. The Fund does not use financial instruments for trading or speculative purposes.

The Fund formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Fund also assesses, both at inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Fund enters into interest rate swaps to manage the earnings impact of fluctuating interest rates on long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Fund designates these swaps as interest rate hedges. Payments and receipts under interest rate swap contracts are recognized as adjustments to interest expense on long-term debt.

The Fund uses price swap contracts to manage volatility in power prices. The Fund designates these swaps as power cost hedges. Payments and receipts under these swap agreements are recognized as adjustments to operating costs.

## Note 3. Business Segments:

The Fund conducts its operations through three operating segments: Conventional Pipelines, Oil Sands Infrastructure and Midstream Business.

Conventional Pipelines consists of the tariff based operations of pipelines and related facilities to deliver crude oil, condensates and natural gas liquids in Alberta and British Columbia.

Oil Sands Infrastructure consists of pipelines and related facilities to deliver synthetic crude oil produced from oil sands.

Midstream Business consists of a direct and indirect interest in a storage operation and direct contractual interests in terminalling, storage and hub services.

## Note 3. Business Segments: *(continued)*

The financial results of the business segments are as follows:

| | Conventional Pipelines | Oil Sands Infrastructure | Midstream Business | 2005 Total |
|---|---|---|---|---|
| **2005** | | | | |
| Revenues | | | | |
| Pipeline transportation | **$ 204,331** | **$ 55,472** | **$** | **$ 259,803** |
| Terminalling, storage and hub services | | | **30,719** | **30,719** |
| Revenue before expenses | **204,331** | **55,472** | **30,719** | **290,522** |
| Expenses | | | | |
| Operations | **80,388** | **18,523** | **3,825** | **102,736** |
| General and administrative | **15,581** | **1,227** | | **16,808** |
| Management fee | **1,165** | | | **1,165** |
| Depreciation and amortization | **66,114** | **9,978** | **9,178** | **85,270** |
| Accretion on asset retirement obligations | **960** | **55** | | **1,015** |
| Other | **283** | | | **283** |
| | **164,491** | **29,783** | **13,003** | **207,277** |
| Earnings before interest and taxes | **$ 39,840** | **$ 25,689** | **$ 17,716** | **$ 83,245** |
| Property, plant and equipment | **$ 747,810** | **$ 298,052** | **$ 115,829** | **$ 1,161,691** |
| Goodwill and other | **$ 207,486** | **$ 28,300** | **$ 130,630** | **$ 366,416** |

| | Conventional Pipelines | Oil Sands Infrastructure | Midstream Business | 2004 Total |
|---|---|---|---|---|
| 2004 | | | | |
| Revenues | | | | |
| Pipeline transportation | $ 201,734 | $ 54,104 | $ | $ 255,838 |
| Terminalling, storage and hub services | | | 23,285 | 23,285 |
| Revenue before expenses | 201,734 | 54,104 | 23,285 | 279,123 |
| Expenses | | | | |
| Operations | 83,348 | 18,157 | 3,523 | 105,028 |
| General and administrative | 12,204 | 1,996 | | 14,200 |
| Management fee | 1,076 | | | 1,076 |
| Depreciation and amortization | 64,624 | 9,384 | 9,687 | 83,695 |
| Accretion on asset retirement obligations | 900 | 52 | | 952 |
| Other | 817 | | | 817 |
| | 162,969 | 29,589 | 13,210 | 205,768 |
| Earnings before interest and taxes | $ 38,765 | $ 24,515 | $ 10,075 | $ 73,355 |
| Property, plant and equipment | $ 754,722 | $ 300,797 | $ 105,094 | $ 1,160,613 |
| Goodwill and other | $ 199,279 | $ 28,300 | $ 134,276 | $ 361,855 |

A summary of the Fund's interest in the Fort Saskatchewan Ethylene Storage Partnership as at December 31, 2005 is as follows:

| | 2005 | 2004 |
|---|---|---|
| Current assets | **$ 1,801** | $ 1,651 |
| Working capital | **1,801** | 1,651 |
| Property, plant and equipment | **100,477** | 105,094 |
| Goodwill and other intangibles | **130,630** | 134,276 |
| Future income taxes | **(57,031)** | (60,115) |
| Investment in partnership | **$ 175,877** | $ 180,906 |
| Revenues | **$ 21,543** | $ 21,074 |
| Expenses | **3,423** | 3,523 |
| Net earnings | **$ 8,942** | $ 7,864 |
| Cash flows provided by (used in): | | |
| Operating activities | **$ 18,120** | $ 17,551 |

## Note 4. Property, Plant And Equipment:

| | Cost | Accumulated Depreciation | 2005 Net | 2004 Net |
|---|---|---|---|---|
| Pipeline assets and facilities | $ 1,519,475 | $ (473,613) | **$ 1,045,862** | $ 1,055,519 |
| Midstream assets and facilities | 130,035 | (14,206) | **115,829** | 105,094 |
| | $ 1,649,510 | $ (487,819) | **$ 1,161,691** | $ 1,160,613 |

Depreciation expense in 2005 was $81.3 million (2004 - $79.8 million).

## Note 5. Goodwill And Other:

| | Cost | Accumulated Amortization | 2005 Net | 2004 Net |
|---|---|---|---|---|
| Goodwill | $ 287,670 | $ | **$ 287,670** | $ 287,670 |
| Other intangibles | 75,000 | (9,370) | **65,630** | 69,276 |
| Deferred charges | 7,357 | (3,083) | **4,274** | 4,909 |
| Pension asset | 8,842 | | **8,842** | |
| | $ 378,869 | $ (12,453) | **$ 366,416** | $ 361,855 |

Amortization of deferred charges included depreciation and amortization expense of $4.0 million (2004 - $3.9 million) and interest on long-term debt expense of $0.3 million (2004 - $0.6 million).

## Note 6. Long-Term Debt:

| | Available facilities at December 31, 2005 | 2005 | 2004 |
|---|---|---|---|
| Bank loans: | | | |
| Operating facility | $ 30,000 | **$ 10,826** | $ 4,388 |
| Revolving credit facility | 230,000 | **105,000** | 80,000 |
| Senior unsecured notes - Series A | 175,000 | **175,000** | 175,000 |
| Senior unsecured notes - Series B | 75,000 | **75,000** | 75,000 |
| Senior secured notes | 98,236 | **98,236** | 100,000 |
| | $ 608,236 | **$ 464,062** | $ 434,388 |
| Less current portion | | **(7,968)** | (3,522) |
| Balance December 31 | | **$ 456,094** | $ 430,866 |

The bank facilities are syndicated facilities established with Canadian chartered banks. These facilities will revolve until July 24, 2006, when is expected that the facilities will be renewed for a further 365 days. If the lenders do not extend these facilities, the amounts will be repayable over three years with 25% of the principal due in equal quarterly payments over three years with the balance due at the end of the term. Borrowings on the facilities bear interest at bank prime lending rates, banker's acceptance rates plus stamping fees or U.S. LIBOR rates plus applicable margins. The margins vary depending on specified financial ratios ranging from nil to 1.60%.

Series A senior unsecured notes bear interest at 5.99% payable semi-annually and are due June 15, 2014. Series B senior unsecured notes bear interest at three month banker's acceptance rates plus 90 basis points payable quarterly in arrears and are due on June 22, 2009. These notes are subject to the maintenance of certain financial ratios.

The $100 million senior secured notes are due 2017 and bear interest at 7.38% per annum, compounded semi-annually and payable monthly in arrears. Blended monthly payments of principal and interest of approximately $1 million are payable on the first day of each month through August 2017. These notes are subject to the maintenance of certain financial ratios, and are secured by a floating charge debenture on the assets of the Fund and its subsidiaries, guarantees of the subsidiaries and a pledge of the subsidiaries' shares.

The Fund has entered into interest rate swaps for a notional amount aggregating $85 million whereby the Fund receives a floating rate and pays a fixed rate averaging 5.65%. The swaps mature from time to time to June 9, 2008. The fair value of the swaps at December 31, 2005 was an unrecognized loss of $0.6 million (2004 - $2.7 million).

Scheduled repayments of bank loans, in the event that the bank facilities are not renewed, together with scheduled payments of principal on the notes in the next five years are as follows:

| Year | Bank Facilities | Notes | Total |
|---|---|---|---|
| 2006 | $ 2,413 | $ 5,555 | **$ 7,968** |
| 2007 | 9,652 | 5,973 | **15,625** |
| 2008 | 9,652 | 6,422 | **16,074** |
| 2009 | 94,109 | 81,904 | **176,013** |
| 2010 | | 7,423 | **7,423** |
| | $ 115,826 | $ 107,277 | **$ 223,103** |

## Note 7. Convertible Debentures:

| | 8.25% | 7.50% | 7.35% | Total |
|---|---|---|---|---|
| Balance, January 1, 2004 | $ 13,496 | $ 41,668 | $ 209,489 | $ 264,653 |
| Conversions | (2,362) | (10,464) | (164) | (12,990) |
| Balance, December 31, 2004 | 11,134 | 31,204 | 209,325 | 251,663 |
| Conversions | (3,134) | (7,362) | (83,127) | (93,623) |
| **Balance, December 31, 2005** | **$ 8,000** | **$ 23,842** | **$ 126,198** | **$ 158,040** |

The 8.25% convertible unsecured subordinated debentures mature on March 31, 2006, with interest payable semi-annually on March 31 and September 30. The debentures may be converted at the option of the holder at a conversion price of $9.00 per Trust Unit at any time prior to maturity and may be redeemed by the Fund. The Fund may, at its option, elect to redeem the debentures by issuing Trust Units. The Fund can elect to pay interest on the debentures by issuing Trust Units.

The 7.5% convertible unsecured subordinated debentures mature on June 30, 2007, with interest payable semi-annually on June 30 and December 31. The debentures may be converted at the option of the holder at a conversion price of $10.50 per Trust Unit at any time prior to maturity and may be redeemed by the Fund. The Fund may, at its option, elect to redeem the debentures by issuing Trust Units. The Fund can elect to pay interest on the debentures by issuing Trust Units.

The 7.35% convertible unsecured subordinated debentures mature on December 31, 2010, with interest payable semi-annually in arrears on June 30 and December 31. The debentures may be converted at the option of the holder at a conversion price of $12.50 per Trust Unit at any time prior to maturity and may be redeemed by the Fund after June 30, 2006. The Fund may, at its option after June 30, 2006, elect to redeem the debentures by issuing Trust Units. The Fund can elect to pay interest on the debentures by issuing Trust Units.

The Fund did not allocate a portion of the convertible debentures to equity as the calculation of the equity component was not significant when such an allocation was based on an approximate interest rate that would have been applicable to the issuance of similar debt without the conversion features at the time the debentures were issued.

## Note 8. Employee Future Benefits:

A subsidiary of the Fund maintains two non-contributory defined benefit pension plans covering its employees: a funded registered plan for all employees and an unfunded supplemental retirement plan for those employees affected by the Canada Revenue Agency maximum pension limits. Benefits under the plans are based on the length of service and the final average best three years of earnings of the employee. Benefits paid out of the plans are not indexed.

The subsidiary funds these plans in accordance with government regulations by contributing to trust funds administered by an independent trustee. The funds are invested primarily in equities and bonds.

The Fund measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation is dated December 31, 2005.

Plan contributions totaled $13.3 million in 2005 (2004 - $4.4 million).

Information about the defined benefit plan is as follows:

| | 2005 | 2004 |
|---|---|---|
| Accrued benefit obligation | | |
| Accrued benefit obligation, beginning of year | **$ 58,257** | $ 50,092 |
| Current service cost | **2,996** | 2,662 |
| Interest cost | **3,526** | 3,296 |
| Benefits paid | **(2,967)** | (1,674) |
| Actuarial loss | **10,956** | 3,881 |
| Accrued benefit obligation, end of year | **$ 72,768** | $ 58,257 |
| Plan assets | | |
| Fair value of plan assets, beginning of year | **$ 45,828** | $ 38,692 |
| Actual return on plan assets | **4,930** | 4,374 |
| Employer contributions | **13,349** | 4,436 |
| Benefits paid | **(2,967)** | (1,674) |
| Fair value of plan assets, end of year | **$ 61,140** | $ 45,828 |
| Funded status | | |
| Deficit | **$ (11,628)** | $ (12,429) |
| Unamortized net actuarial loss | **23,324** | 14,445 |
| Unamortized transitional asset | **(2,854)** | (3,140) |
| Accrued benefit asset (liability) | **$ 8,842** | $ (1,124) |

Plan assets consist of:

| Asset category | Percentage of plan assets | |
|---|---|---|
| Equity securities | **64%** | 65% |
| Debt securities | **36%** | 35% |
| Total | **100%** | 100% |

To date, less than 0.1% of the plan assets are invested in securities of the Fund.

The net benefit plan expense is as follows:

| | 2005 | 2004 |
|---|---|---|
| Current service cost | **$ 2,996** | $ 2,662 |
| Interest cost | **3,526** | 3,296 |
| Actual return on plan assets | **(4,930)** | (4,374) |
| Actuarial loss on accrued benefit obligation | **10,956** | 3,881 |
| Cost arising in the period | **12,548** | 5,465 |
| Differences between costs arising in the period and costs recognized in the period in respect of: | | |
| Return on plan assets | **1,586** | 1,258 |
| Actuarial gains and losses | **(10,466)** | (2,829) |
| Transitional asset | **(285)** | (285) |
| Net benefit plan expense | **$ 3,383** | $ 3,609 |

Assumptions for the expense are as follows:

| | 2005 | 2004 |
|---|---|---|
| Assumptions for expense (January 1) | | |
| Discount rate | **5.9%** | 6.2% |
| Expected long-term rate of return on plan assets | **7.0%** | 7.0% |
| Rate of compensation increase | **4.0%** | 4.0% |
| Assumptions for disclosure (December 31) | | |
| Discount rate | **5.0%** | 5.9% |
| Rate of compensation increase | **4.4%** | 4.0% |

The Fund has a non-pension post employment benefit plan which has an unfunded benefit obligation of $2.0 million (2004 - $1.7 million). In 2005 there was a plan expense of $0.4 million (2004 - $0.3 million).

## Note 9. Asset Retirement Obligations:

The Fund has estimated the net present value of its total asset retirement obligations based on a total future liability (adjusted for 3% inflation per annum) of $139 million (2004 - $100 million) The obligations are expected to be paid over the next 50 years with substantially all being paid after 30 years. The Fund used credit adjusted risk free rates ranging from 7.1% to 7.4% to calculate the present value of the asset retirement obligations.

The property, plant and equipment of the Fund consists primarily of underground pipelines, above ground equipment facilities and storage assets. No amount has been recorded relating to the removal of the underground pipelines or the storage assets as the obligations relating to these assets cannot be reasonably estimated due to the indeterminate timing or scope of the asset retirement. As the timing and scope of retirement become determinable for these assets, the fair value of the liability and the cost of retirement will be recorded.

| | 2005 | 2004 |
|---|---|---|
| Obligations, beginning of year | **$ 15,729** | $ 14,777 |
| Change in obligation estimate | **2,972** | |
| Accretion expense | **1,015** | 952 |
| Obligations, end of year | **$ 19,716** | $ 15,729 |

## Note 10. Income Taxes:

The components of the subsidiaries' future income tax liability are as follows:

| | 2005 | 2004 |
|---|---|---|
| Difference between book values and tax values of: | | |
| Property, plant and equipment | **$ 121,374** | $ 149,832 |
| Intangibles | **16,549** | 17,468 |
| | **$ 137,923** | $ 167,300 |

The provision for income taxes in the financial statements differs from the result which would have been obtained by applying the combined federal and provincial tax rate to the Fund's earnings before taxes. This difference results from the following items:

| | 2005 | 2004 |
|---|---|---|
| Earnings before taxes | **$ 42,769** | $ 29,334 |
| Combined statutory rate | **33.6%** | 33.6% |
| Income taxes at the statutory rate | **14,370** | 9,856 |
| Increase (decrease) resulting from: | | |
| Tax rate changes on future income tax balances | | (6,000) |
| Capital taxes | **1,737** | 2,211 |
| Interest on convertible debentures | **5,577** | 6,683 |
| Interest deductions of subsidiaries arising from intercorporate debt | **(49,324)** | (43,839) |
| Income taxes | **$ (27,640)** | $ (31,089) |

## Note 11. Trust Units:

The Fund is authorized to create and issue an unlimited number of Trust Units.

| | Trust Units | Amount |
|---|---|---|
| Balance, January 1, 2004 | 98,766,465 | $ 896,132 |
| Exercise of option plan options | 309,020 | 3,030 |
| Debenture conversions | 1,316,091 | 12,990 |
| Distribution Reinvestment Plan | 2,541,645 | 29,750 |
| Balance, December 31, 2004 | 102,933,221 | 941,902 |
| Exercise of option plan options | 644,039 | 6,762 |
| Debenture conversions | 8,033,423 | 93,623 |
| Distribution Reinvestment Plan | 2,286,319 | 31,250 |
| **Balance, December 31, 2005** | **113,897,002** | **$ 1,073,537** |

Trust Units are redeemable at any time at the option of the holder. The redemption price is equal to the lesser of 95% of the average market price of the Trust Units during a 10 day period commencing immediately after the redemption date and the closing market price on the redemption date. The total amount payable by the Fund in respect of redemptions in any calendar month shall not exceed $250,000. To the extent that a Unitholder is not entitled to receive cash upon the redemption of the Trust Units, the redemption price shall be satisfied by way of the Fund distributing a pro-rata number of Pembina notes, shares or securities of other businesses, if any, acquired from time to time.

A Unitholders' rights plan was approved by the Unitholders on April 28, 2005 for a further three year period. If a bid to acquire control of the Fund is made, the plan is designed to give the board of directors time to consider alternatives to allow Unitholders to receive full and fair value for their Trust Units. In the event that a bid, other than a permitted bid, is made, Unitholders become entitled to exercise rights to acquire Trust Units of the Fund at 50% of market value.

The Fund adopted a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP"). This Plan allows participants an opportunity, under the distribution reinvestment component of the plan, to reinvest distributions into Trust Units at a five percent discount to a weighted average market price or, alternatively, under the premium distribution component of the Plan, to realize two percent more cash on their distributions. Eligible Unitholders can also make optional Trust Unit purchases at the weighted average market price.

## Note 12. Trust Unit-Based Compensation:

The Fund has an option plan under which directors, officers and employees are eligible to receive options. The number of Trust Units reserved is limited to 6,242,500 Trust Units, all of which have been granted. The options vest on the date of their grant and expire seven calendar years after their grant.

The following tables summarize information about the outstanding options at December 31, 2005 and 2004:

| | Number of Options | Weighted average exercise price |
|---|---|---|
| Outstanding and exercisable, January 1, 2004 | 1,446,988 | $ 9.92 |
| Exercised | (309,021) | 10.13 |
| Outstanding and exercisable, December 31, 2004 | 1,137,967 | 9.87 |
| Granted | 728,897 | 13.85 |
| Exercised | (644,039) | 10.33 |
| Expired | (17,500) | 10.81 |
| **Outstanding and exercisable, December 31, 2005** | **1,205,325** | **$ 12.02** |

| Exercise Price | Number outstanding at December 31, 2005 | Weighted average remaining life (years) |
|---|---|---|
| $ 6.75 | 10,000 | 0.9 |
| $ 7.95 | 84,230 | 0.8 |
| $ 8.05 | 15,000 | 1.6 |
| $ 8.35 | 40,000 | 0.1 |
| $ 10.56 | 407,731 | 3.9 |
| $ 13.85 | 648,364 | 6.3 |
| **$ 6.75 to $ 13.85** | **1,205,325** | **4.8** |

The weighted average fair value of the 728,897 options granted during the year ended December 31, 2005 was $0.76 per option using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield 8%, expected volatility 24%, risk free interest rate of 4% and an expected life of seven years. The Fund expensed $0.1 million for the year ended December 31, 2005. There were no options granted during 2004.

A long term incentive plan was established in 2005. Under this new unit-based compensation plan, awards of restricted units are made to qualifying employees and directors. The plan will result in participants receiving cash compensation based on the value of underlying notional trust units granted under the plan. The units vest in equal annual amounts over a three year period and the cash payments will be based on a trading value of the Trust Units plus notional accrued distributions.

In 2005, the Fund granted 86,156 awards of restricted units. At December 31, 2005, 37,799 awards had vested. Based on the ninety-day weighted average trading price of the Trust Units prior to December 31, 2005, the estimated intrinsic value of the restricted trust units awarded to December 31, 2005 totaled $1.3 million. The Fund has recorded compensation expense of $0.6 million in 2005 relating to vested awards.

## Note 13. Earnings Per Trust Unit:

The following table summarizes the computation of net earnings per Trust Unit:

| | 2005 | 2004 |
|---|---|---|
| Numerator: | | |
| Net earnings | $ 70,409 | $ 60,423 |
| Numerator for basic earnings per Trust Unit | 70,409 | 60,423 |
| Convertible debenture interest | 16,599 | 19,890 |
| Numerator for diluted earnings per Trust Unit | $ 87,008 | $ 80,313 |
| Denominator: | | |
| Weighted average denominator for basic Trust Units | 108,108 | 101,139 |
| Dilutive instruments: | | |
| Employee options | 283 | 188 |
| Subordinated debentures converted to Trust Units | 17,985 | 22,617 |
| Denominator for diluted earnings per Trust Unit | 126,376 | 123,944 |
| Basic and diluted earnings per Trust Unit | $ 0.65 | $ 0.60 |

The diluted earnings per Trust Unit are reported the same as basic earnings per Trust Unit as the actual calculation is antidilutive.

## Note 14. Change In Non-Cash Working Capital:

| | 2005 | 2004 |
|---|---|---|
| Accounts receivable | $ (4,580) | $ 7,286 |
| Accounts payable and accrued liabilities | 6,821 | (9,398) |
| | $ 2,241 | $ (2,112) |
| Operations | $ (5,353) | $ 6,054 |
| Investments | $ 7,594 | $ (8,166) |

## Note 15. Financial Instruments:

### FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Financial instruments of the Fund consist of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, distributions payable to Unitholders, long-term debt and convertible debentures. There are no material differences in the carrying amounts of the financial instruments reported on the balance sheet compared to the estimated fair values except as follows:

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | **Carrying Amount** | **Fair Value** | Carrying Amount | Fair Value |
| Long-term debt | | | | |
| Senior secured notes [(1)] | **$ 98,236** | **$ 107,222** | $ 100,000 | $ 109,342 |
| Senior unsecured notes [(1)] | **$ 250,000** | **$ 260,959** | $ 250,000 | $ 256,320 |
| Convertible debenture [(2)] | **$ 158,040** | **$ 219,000** | $ 251,663 | $ 295,000 |

[(1)] *fair values determined by discounting the future contractual cash flows under note agreements at discount rates which represent borrowing rates available to funds for loans with similar terms and conditions*

[(2)] *fair values determined based on available market information*

### INTEREST RATE AND POWER COST RISK MANAGEMENT

At December 31, 2005 the Fund was exposed to changes in interest rates on $105.8 million of bank borrowings. The Fund has fixed the interest rate on $85 million of bank borrowings through interest rate swaps (see note 6). The Fund is exposed to changes in the cost of power. At December 31, 2005 the Fund has fixed the price on non-transmission power charges by way of price swap contracts which expire in 2006. The fair value of these contracts at December 31, 2005 was an unrealized gain of $1.3 million (2004 - $1.0 million).

### CREDIT RISK

A major portion of the accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. The Fund has historically collected its accounts receivable in full. The Fund has the ability to exercise lien rights on oil and natural gas liquids which are in custody of the Fund during the transportation of such product on the pipelines.

The Fund is exposed to credit risk from counter parties on its interest rate and power cost swaps. The Fund minimizes credit risk by entering into risk management transactions only with entities that have investment grade credit ratings.

## Note 16. Commitments:

The Fund is committed to annual payments as follows:

| | | Payments Due by Period | | | |
|---|---|---|---|---|---|
| Contractual Obligations | **Total** | Less than 1 year | 1 - 3 years | 4 - 5 years | After 5 years |
| Office and vehicle leases | **14,461** | 3,022 | 4,689 | 3,094 | 3,656 |

In 2005 the Fund entered into pipeline agreements that will require future capital expenditures. The construction of additional pipelines to provide the contracted transportation capacity is estimated to cost $340 million. The expenditures are expected to be funded from long-term borrowings.

## Note 17. Comparative Figures:

Certain of the prior year's comparative figures have been reclassified to conform with the current year's presentation.

# PEMBINA PIPELINE INCOME FUND

## NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS

**To Be Held On Thursday, April 27, 2006**

NOTICE IS HEREBY GIVEN THAT the annual general and special meeting (the "**Meeting**") of the holders (the "**Unitholders**") of trust units ("**Trust Units**") of Pembina Pipeline Income Fund (the "**Fund**") will be held at The Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta, on Thursday, April 27, 2006 at 10:00 a.m. (Calgary time), for the following purposes:

1. to receive the consolidated financial statements of the Fund for the year ended December 31, 2005, together with the auditors' report on such financial statements;

2. to elect the directors of Pembina Pipeline Corporation;

3. to appoint the auditors of the Fund and Pembina Pipeline Corporation;

4. to consider and, if thought fit, approve a resolution in the form set forth in the Information Circular authorizing the amendment and restatement of the Fund's Trust Unit Option Plan including, among other things, an increase in the number of Trust Units of the Fund available for issuance thereunder to 7,670,500 Trust Units;

5. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying this Notice. The consolidated financial statements of the Fund for the year ended December 31, 2005, including the auditor's report on those statements, are included in the Fund's Annual Report and have been mailed to the Unitholders who have requested such materials in accordance with applicable securities laws. A copy of these financial statements is also available through the internet on the Fund's SEDAR profile at www.sedar.com.

**Unitholders of the Fund may vote their Trust Units in two ways.** Unitholders who are unable to attend the Meeting in person are requested to sign, date and complete the enclosed form of proxy or voting instruction form (each referred to as a "**Form of Proxy**") and return it in the enclosed envelope, or vote by telephone or the internet in accordance with the instructions that may be included in the Form of Proxy. If a Unitholder plans to attend the Meeting and vote his or her Trust Units in person, the Unitholder must appoint themselves as proxyholder by either inserting his or her own name in the space provided for on the Form of Proxy and returning it in the enclosed envelope or by appointing themselves as proxy on the internet in accordance with the instructions that may be included in the Form of Proxy, and in either case the Unitholder should not complete the remainder of the Form of Proxy as such Unitholder's votes will be taken at the Meeting. In order to be valid and acted upon at the Meeting, Forms of Proxy must be received (either directly or through a Unitholder's broker or other intermediary) by Computershare Trust Company of Canada at the address shown on the envelope not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or any adjournment thereof. Further instructions with respect to voting by proxy are provided in the Form of Proxy and in the Information Circular accompanying this Notice.

Unitholders of record at close of business on March 14, 2006 (the "**Record Date**") will be entitled to vote at the Meeting, or any adjournment thereof, even if the Unitholder has disposed of his or her Trust Units subsequent to the Record Date. No person acquiring Trust Units after the Record Date is entitled to vote at the Meeting or any adjournment thereof.

DATED at Calgary, Alberta this 2nd day of March, 2006.

**By order of PEMBINA PIPELINE INCOME FUND**
**By its Administrator, PEMBINA MANAGEMENT INC.**

"*Robert B. Michaleski*"

Robert B. Michaleski
President and Chief Executive Officer

**PEMBINA PIPELINE INCOME FUND**

**INFORMATION CIRCULAR**

For the Annual General and Special Meeting of Unitholders
to be held on Thursday, April 27, 2006

**Solicitation of Proxies**

This Information Circular is furnished in connection with the solicitation of proxies by management of Pembina Pipeline Income Fund (the "**Fund**") for use at the annual general and special meeting of the holders (the "**Unitholders**") of trust units ("**Trust Units**") of the Fund to be held on Thursday, April 27, 2006 at The Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta, at 10:00 a.m. (Calgary time), and at any adjournment thereof (the "**Meeting**"), for the purposes set forth in the Notice of Meeting and in this Information Circular. Proxies must be received (either directly or through a Unitholder's broker or other intermediary) by Computershare Trust Company of Canada at the address shown on the envelope not less than 24 hours (excluding Saturdays, Sundays and holidays) before the Meeting. Only a Unitholder of record at the close of business on March 14, 2006 will be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

**The persons named in the enclosed form of proxy or voting instruction form (each referred to as a "Form of Proxy") are executive officers of Pembina Management Inc. (the "Administrator" or the "Manager"), the administrator of the Fund. A Unitholder submitting the proxy has the right to appoint a person (who does not have to be a Unitholder) to represent him or her at the Meeting. To exercise this right, the Unitholder should insert the name of the desired representative in the blank space provided in the Form of Proxy and strike out the other names, or submit another appropriate proxy and return it in the enclosed envelope. If a Unitholder plans to attend the Meeting and vote his or her Trust Units in person, the Unitholder must insert his or her own name in the space provided for on the Form of Proxy to appoint themselves as proxyholder and return it in the enclosed envelope without completing the remainder of the Form of Proxy, as such Unitholder's votes will be taken at the Meeting. A Unitholder may also appoint a proxy (including themselves) on the internet in accordance with the instructions that may be included on the Form of Proxy.**

**Notice to Beneficial Holders of Trust Units**

**The information set forth in this section is of significant importance to the Unitholders, as the Fund's securities registration system does not allow Unitholders to hold Trust Units in their own name.** All of the outstanding Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Unitholder. Without specific instructions, the brokers/nominees are prohibited from voting Trust Units for their clients. The Fund does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Unitholders in advance of securityholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Unitholders in order to ensure that their Trust Units are voted at the Meeting. The purpose of a form of proxy supplied to a Unitholder by its broker is limited to instructing the broker how to vote on behalf of the Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("**ADP**"). ADP typically mails a scannable voting instruction form in lieu of the Form of Proxy issued by the Fund. Unitholders are requested to complete and return the voting instruction form to ADP by mail or facsimile. Alternatively, Unitholders can call a toll-free telephone number or access ADP's dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and vote the Trust Units held by them. ADP then tabulates the results of all instructions received

and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Trust Units directly at the Meeting as the voting instruction form must be returned as directed by ADP well in advance of the Meeting in order to have the Trust Units voted. Unitholders who receive forms of proxies or voting materials from organizations other than ADP should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Trust Units at the Meeting.

These securityholder materials are being sent to both registered and non-registered owners of the Trust Units. If you are a non-registered owner, and the Fund or its agent has sent these materials directly to you, your name and address and information about your holdings of Trust Units, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Fund (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

**Revocability of Proxy**

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise of that proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the head office of the Fund at any time prior to 4:30 p.m. (Calgary time) on the last business day before the day of the Meeting, or with the Chairman of the Meeting on the day of the Meeting, and in either case, the proxy will be considered to be revoked. A Unitholder who revokes his or her proxy and does not replace it with another that is deposited with the Fund's transfer agent, Computershare Trust Company of Canada, at least 24 hours (excluding Saturdays, Sundays and holidays) before the Meeting may not vote his or her Trust Units in any manner at the Meeting.

Beneficial Unitholders should contact their broker, financial institution or other nominee through which their Trust Units are held in order to revoke any previous submitted proxy or instructions on a voting instruction form.

**Persons Making the Solicitation**

**This solicitation is made by management of the Fund.** The costs incurred in the preparation and mailing of the Form of Proxy, Notice of Meeting and this Information Circular will be borne by the Fund. In addition to the use of mail, proxies may be solicited by personal interviews, or by other means of communication or by the directors, officers and employees of the Manager who will not be remunerated therefor.

**Exercise of Discretion by Proxy**

The Trust Units represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the Unitholder on any ballot that may be called for at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units will be voted in accordance with the specification so made.

**In the absence of such specification, such Trust Units will be voted FOR the matters to be acted upon as set out herein. The persons appointed under the Form of Proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Form of Proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting. If amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed Form of Proxy to vote in accordance with their best judgment on such matter or business. At the time of printing this Information Circular, except as disclosed under "Matters to be Acted Upon at the Meeting – Election of Directors of Pembina Pipeline Corporation", management of the Fund knows of no such amendment, variation, or other matter.**

## INFORMATION CONCERNING THE FUND

### Trust Units and Principal Holders Thereof

The Fund is authorized to issue an unlimited number of Trust Units and, as at March 1, 2006, 117,991,407 Trust Units were issued and outstanding. The holder of each Trust Unit is entitled to one vote on a poll vote at the Meeting. Unless a poll vote is demanded, all votes must be decided by show of hands in which every person present and entitled to vote shall be entitled to one vote. Any Unitholder entitled to vote at the Meeting may vote by proxy and the person appointed as proxy does not have to be a Unitholder. However, no proxy may be voted at the Meeting unless it was received by Computershare Trust Company of Canada at least 24 hours (excluding Saturdays, Sundays and holidays) prior to commencement of the Meeting. The Fund has determined that any person holding Trust Units of record as of March 14, 2005 (the "**Record Date**") shall be entitled to vote at the Meeting, or any adjournment thereof, even if the Unitholder has, subsequent to the Record Date, disposed of their Trust Units. No person acquiring Trust Units after the Record Date is entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of Pembina Pipeline Corporation (the Fund's primary operating subsidiary), as of the date hereof, no person beneficially owns or exercises control or direction over Trust Units carrying more than 10% of the votes attached to Trust Units.

### Quorum

Pursuant to the declaration of trust dated September 4, 1997 (as amended April 30, 1998, as amended and restated April 30, 1999 and as amended April 28, 2000) (the "**Declaration of Trust**") pursuant to which the Fund was created, a quorum of Unitholders is present at the Meeting if two or more individuals are present in person either holding personally or representing as proxies not less in aggregate than 10% of the outstanding Trust Units. If a quorum is not present at the Meeting within 30 minutes after the time fixed for the Meeting, the Meeting shall stand adjourned to such a day, being not less than 21 and not more than 60 days later, and to such place and time as may be appointed by the Chairman of the Meeting. Not less than ten days' prior notice shall be given of the time and place of the adjourned meeting to each Unitholder. If at the subsequently adjourned meeting a quorum (as defined above) is not present, the Unitholders present, either personally or by proxy, shall form a quorum and the meeting may proceed as the original Meeting was to proceed.

### Income Tax Information

The distributions paid to Unitholders by the Fund for the fiscal year ending December 31, 2005 are set out below. Reference is made to the record date for each distribution with the actual payment of the distributions occurring on or about the 15th day of the month following such record date. For income tax reporting purposes, the composition of the distributions to Unitholders in the fiscal year ending December 31, 2005 paid on a per Trust Unit basis are as follows:

| *Record Date* | *Payment Date* | *Other Taxable Income* | *Non-Taxable Amount* | *Total* |
|---|---|---|---|---|
| January 31, 2005 | February 15, 2005 | $0.07404 | $0.01346 | $0.0875 |
| February 28, 2005 | March 15, 2005 | $0.07404 | $0.01346 | $0.0875 |
| March 31, 2005 | April 15, 2005 | $0.07404 | $0.01346 | $0.0875 |
| April 30, 2005 | May 13, 2005 | $0.07404 | $0.01346 | $0.0875 |
| May 31, 2005 | June 15, 2005 | $0.07404 | $0.01346 | $0.0875 |
| June 30, 2005 | July 15, 2005 | $0.07404 | $0.01346 | $0.0875 |
| July 31, 2005 | August 15, 2005 | $0.07404 | $0.01346 | $0.0875 |
| August 31, 2005 | September 15, 2005 | $0.07404 | $0.01346 | $0.0875 |
| September 30, 2005 | October 14, 2005 | $0.07404 | $0.01346 | $0.0875 |
| October 31, 2005 | November 15, 2005 | $0.07404 | $0.01346 | $0.0875 |
| November 30, 2005 | December 15, 2005 | $0.07404 | $0.01346 | $0.0875 |
| December 31, 2005 | January 13, 2006 | $0.07404 | $0.01346 | $0.0875 |
| **Total** | | **$0.88848** | **$0.16152** | **$1.0500** |

The non-taxable return of capital to the Unitholder reduces the adjusted cost base of the Unitholder's Trust Units. The adjusted cost base is used in calculating capital gains or losses on the disposition of the Trust Units if the Trust Units are held as capital property by the owner. No amounts are required to be reported on a Unitholder's 2005 T1 Income Tax Return where the Trust Units are held by the Unitholder within a RRSP, RESP, RRIF or DPSP. Unitholders holding their Trust Units outside a RRSP, RESP, RRIF or DPSP are to have received a T3 Supplementary Form. The amount shown on this form is to be reported on a Unitholder's 2005 T1 Income Tax Return as "Other Income".

## MATTERS TO BE ACTED UPON AT THE MEETING

### 1. Presentation of Financial Statements

The consolidated financial statements of the Fund for the year ended December 31, 2005, together with the auditors' report on those financial statements, have been included in the Fund's 2005 Annual Report and have been mailed to the Unitholders who have requested such financial statements together with this Information Circular. These financial statements are also available on the internet on the Fund's SEDAR profile at www.sedar.com.

### 2. Election of Directors of Pembina Pipeline Corporation

The board of directors (the "**Board of Directors**" or the "**Board**") of Pembina Pipeline Corporation ("**Pembina**"), the primary operating subsidiary of the Fund, is responsible for the governance of the business and affairs of the Fund and its subsidiaries. The Declaration of Trust provides that the directors of Pembina are to be appointed at each annual meeting of Unitholders. The term of each director will expire at the close of the next annual meeting of Unitholders or when their successor is duly elected or appointed pursuant to the Declaration of Trust. Directors of Pembina are appointed by an ordinary resolution passed by a majority of the votes cast at a duly convened meeting of Unitholders. Following the meeting the Fund, as the sole shareholder of Pembina, must vote the Pembina shares to elect the directors of Pembina appointed by the Unitholders.

Management of the Fund is nominating six individuals for appointment to Pembina's Board of Directors, subject to such directors' appointment by the Unitholders at the Meeting. Unless otherwise directed, the management nominees named in the enclosed Form of Proxy will vote in favour of the six nominees listed below. Management of the Fund does not contemplate that any of the nominees will be unable to serve as a director. Pembina is also currently in the process of identifying one or two additional potential nominees to the Board, although as of the date of this Information Circular no definitive determination as to additional nominees has been made. If prior to the Meeting either any vacancies occur in the slate of nominees herein listed or additional nominees are identified as proposed directors of Pembina, it is intended that discretionary authority shall be exercised by the person named in the enclosed Form of Proxy as nominee to vote the Trust Units represented by proxy for the election of any other person or persons as directors.

All of the proposed nominees are currently directors of Pembina. The name, residence, date of appointment, principal occupation and number of Trust Units beneficially owned, directly or indirectly, or over which control or direction is exercised, with respect to each of the six nominees as directors of Pembina is set forth below:

| Name of Residence | Director Since | Principal Occupation | Trust Units Owned |
|---|---|---|---|
| David A. Bissett(1)<br>Calgary, Alberta, Canada | May 3, 2001 | Independent businessman | 345,300 |
| Lorne B. Gordon(1)(2)(4)<br>Calgary, Alberta, Canada | October 24, 1997 | Vice-Chairman of Coril Holdings Ltd. (a private investment and holding company) | 295,593 |
| Myron F. Kanik(2)<br>Calgary, Alberta, Canada | October 24, 1997 | Independent businessman | 13,991 |
| David N. Kitchen(1)(2)(3)<br>Calgary, Alberta, Canada | April 30, 1999 | Independent businessman | 5,000 |
| Robert B. Michaleski<br>Calgary, Alberta, Canada | January 4, 2000 | President and Chief Executive Officer of Pembina | 73,254 |
| Robert F. Taylor(3)<br>Calgary, Alberta, Canada | October 24, 1997 | Independent businessman | 13,000 |

**Notes:**
(1) Member of the Audit Committee.
(2) Member of the Human Resources and Compensation Committee.
(3) Member of the Health, Safety and Environment Committee.
(4) Chairman of the Board of Directors.

## 3. Appointment of Auditors

Pursuant to the Declaration of Trust, the Unitholders are to appoint the auditors of the Fund and Pembina. Auditors of the Fund and Pembina are appointed by an ordinary resolution passed by a majority of the votes cast at a duly convened meeting of Unitholders. Unless otherwise directed, the management nominees named in the enclosed Form of Proxy will vote in favour of the appointment of KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Fund and Pembina, to hold office until the next annual meeting of the Unitholders, and to authorize the directors of Pembina to fix their remuneration in accordance with the recommendation of Pembina's Audit Committee. KPMG LLP was first appointed auditors of the Fund and Pembina effective September 4, 1997, the date of inception of the Fund.

Certain information regarding Pembina's audit committee, including the fees paid to the auditors of the Fund and Pembina in the last two fiscal years, that is required to be disclosed in accordance with Multilateral Instrument 52-110 - *Audit Committees*, of the Canadian Securities Administrators is contained in the Fund's annual information form for the year ended December 31, 2005, which is available on the internet on the Fund's SEDAR profile at www.sedar.com.

## 4. Amendments to the Fund's Trust Unit Option Plan

### Background

The Fund has adopted a Trust Unit option plan dated October 16, 1997, as amended January 27, 1999 and April 30, 1999 (the "**Option Plan**") to assist the directors, officers and employees of Pembina to participate in the growth and development of the Fund by providing such persons with the opportunity, through options to acquire Trust Units of the Fund ("**Options**"), to acquire an increased proprietary interest in the Fund that will be aligned with the interests of the Unitholders. The material terms of the Option Plan are described below under "Executive Compensation - Trust Unit Option Plan". The Option Plan is an important component of the overall compensation program of the Fund, and in order to provide the Board of Directors with maximum flexibility in terms of granting Options under the Option Plan to both existing personnel and persons who may become part of the Pembina organization in the future, the Fund proposes to make certain amendments to the Option Plan as described below. Although directors and officers of Pembina are eligible to receive grants of Options under the Option Plan, no Options have been granted to the directors or executive officers of Pembina since November 28, 2002.

Additionally, effective January 1, 2005, the Toronto Stock Exchange (the "**TSX**") made substantial amendments to its rules governing securities-based compensation arrangements where securities are issued from treasury (the "**TSX Amendments**"), as is the case with the Option Plan. Certain amendments of a "housekeeping" nature are concurrently being made to update the Option Plan, including amendments to better comply with the TSX Amendments (such as conforming changes to match the new definitions of "associates", "affiliates", "insider" and "security based compensation arrangements" contained in the TSX rules) and clarification of the timing of cancellation of Options following termination of employment. These amendments are not described below but have been conditionally approved by the TSX and are not subject to Unitholder approval. With the exception of the amendments described below, the material terms of the Option Plan will remain unchanged from those described under "Executive Compensation – Trust Unit Option Plan".

### Summary of Proposed Amendments

*Determination of Exercise Price*

The current Option Plan states that the exercise price of Options may not be lower than the "market price" of the Trust Units, and defines "market price" as the closing price of the Trust Units on the TSX on the last business day preceding the day on which the granting of an Option is approved by the Board of Directors. The TSX Amendments generally provide that the "market price" should be defined as the five day weighted average trading price of the Trust Units prior to the date of grant. In order to conform the Option Plan to the TSX Amendments, the Fund proposes to amend the Option Plan to specify that the "market price" of the Trust Units (and therefore the lowest

possible exercise price of an Option) shall be defined as the five day weighted average trading price of the Trust Units prior to the date of grant of an Option.

*Number of Trust Units Reserved for Issuance Under the Option Plan*

The Option Plan currently provides that 6,242,500 Trust Units are reserved for issuance upon the exercise of Options, which represented 10% of the Fund's outstanding Trust Units following completion of the Fund's initial public offering in 1997. However, all 6,242,500 Trust Units either have already been issued upon prior exercises of Options or are subject to currently outstanding Options. As a result, no Trust Units are reserved or available for any future Option grants and Pembina is unable to grant any new Options at this time. Accordingly, the Fund is proposing to increase the number of Trust Units reserved for issuance under the Option Plan to 7,670,500, comprised of (i) the 1,084,593 Trust Units still reserved for issuance upon the exercise of currently outstanding Options, (ii) the replenishment of 5,157,907 Trust Units that have already been issued pursuant to prior exercises of Options, and (iii) an increase of 1,428,000 Trust Units available and reserved for issuance. The 7,670,500 Trust Units to be reserved for issuance equates to 6.5% of the Fund's 117,991,407 currently issued and outstanding Trust Units at March 1, 2006.

*Amendments to the Option Plan*

As described below under "Executive Compensation – Trust Unit Option Plan", the current Option Plan states that the Board of Directors may amend, suspend or discontinue the Option Plan at any time, provided that Unitholder approval will be required to increase the maximum number of Trust Units reserved for issuance under the Option Plan or change the manner of determining the exercise price for Options.

As contemplated by the TSX Amendments, Pembina proposes to amend the Option Plan such that Unitholder approval will be required (by a simple majority of the votes cast) in order to make any amendments to the Option Plan. However, in order to provide the Board of Directors with increased flexibility to make amendments to the Option Plan of a "housekeeping" nature or which do not provide additional benefits to grantees of Options under the Option Plan, Pembina proposes that the Option Plan provide that the Board of Directors may amend the Option Plan or an Option granted under the Option Plan in respect of the following matters without Unitholder approval: (a) to correct a clerical or typographical error or an inconsistency with the Fund's Declaration of Trust, or other matters of a "housekeeping" nature; (b) the timing and terms of vesting of Options granted under the Plan (which the Board of Directors already has discretion over under the terms of the Option Plan); (c) the termination provisions of an Option granted pursuant to the Option Plan which does not entail an extension beyond the original expiry date of such Option; (d) to avoid inconsistency with, or to amend provisions that would subject a holder of Options to unfavourable tax treatment under, the *Income Tax Act* (Canada) or other applicable tax laws; (e) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Trust Units from the number reserved for issuance under the Option Plan (which generally might only be used where the Options were required to be exercised in the context of a merger or acquisition of the Fund by a third party); and (f) such other matters as the TSX may approve from time to time.

As with the existing Option Plan, any proposed amendment to the Option Plan will be subject to the prior approval of the TSX, and no amendment to, or suspension or discontinuance of, the Option Plan may be made to the Option Plan or an Option granted under the Option Plan that would alter or impair any previously granted Options, without the prior consent of the Option holder.

*Unitholder Approvals*

The proposed amended Option Plan (and any proposed future amendments to the Option Plan that require Unitholder approval) will be subject to such future approvals of the Unitholders and applicable stock exchanges as may be required by the terms of the Option Plan or such stock exchanges from time to time.

**Text of Resolution**

At the Meeting, the Unitholders will be asked to consider and, if thought fit, to pass, an ordinary resolution in the form set forth below to amend and restate the Option Plan in the manner described above.

> BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE UNITHOLDERS OF THE FUND THAT:

1. The amendment and restatement of the Trust Unit option plan (the "**Option Plan**") of Pembina Pipeline Income Fund (the "**Fund**"), including an increase in the number of Trust Units reserved and available for issuance under the Option Plan to 7,670,500 Trust Units, described in the Fund's information circular dated March 2, 2006, be and is hereby approved.

2. Any director or officer of Pembina Pipeline Corporation or Pembina Management Inc. be authorized to do all such things and execute all documents and instruments as may be necessary or desirable to give effect to this resolution.

**Vote Required**

The approval of the amendment and restatement of the Option Plan is by way of an ordinary resolution which must be passed by a simple majority of 50% plus one vote of the votes cast by Unitholders at the Meeting. **It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary, to vote in favour of the foregoing resolution with respect to the proposed amendments to the Option Plan.**

## EXECUTIVE COMPENSATION

### Compensation of Executive Officers

The management functions for the Fund, Pembina and the Fund's other direct and indirect operating subsidiaries are generally performed by Pembina Management Inc., as Manager, pursuant to a management agreement between Pembina and the Manager. However, Pembina also directly employs executive officers and other employees who manage and administrate the business affairs of the Fund, Pembina and those other operating subsidiaries. The information presented under "Executive Compensation" does not include the fees paid to the Manager under the management agreement between Pembina and the Manager. See "Management Agreement" for a description of the fees paid to the Manager in 2005.

### Summary Compensation Table

Outlined below is a summary of the compensation paid directly by Pembina to the President and Chief Executive Officer, the Vice President, Finance and Chief Financial Officer and the three other most highly compensated executive officers of Pembina (collectively, the "**Named Executive Officers**") for the periods indicated. No Named Executive Officer has received any long-term compensation in the form of securities under options or stock appreciation rights granted, shares or units subject to resale restrictions or long-term incentive plan payouts in the most recent three fiscal years.

| | | Annual Compensation | | | |
|---|---|---|---|---|---|
| Name and Principal Position | Year | Salary ($) | Bonus ($) | Other Annual Compensation ($) | All Other Compensation ($) |
| **Robert B. Michaleski** | 2005 | 465,000 | 225,000 | 16,700 | – |
| President and Chief | 2004 | 425,000 | 150,000 | 16,400 | – |
| Executive Officer | 2003 | 385,000 | – | 15,600 | – |
| **Peter D. Robertson** | 2005 | 249,700 | 150,000 | 16,700 | – |
| Vice President, Finance and | 2004 | 227,000 | 65,000 | 16,400 | – |
| Chief Financial Officer | 2003 | 202,000 | – | 15,600 | – |
| **D. James Watkinson, Q.C.** | 2005 | 225,000 | 170,000 | 16,700 | – |
| Vice President, General | 2004 | 210,000 | 80,000 | 16,400 | – |
| Counsel and Secretary | 2003 | 210,000 | – | 15,600 | – |
| **S. Bruce Harris**(1) | 2005 | 235,200 | 130,000 | 16,700 | – |
| Vice President, | 2004 | 196,008 | 45,000 | 16,400 | – |
| Operations | 2003 | 137,000 | – | 14,000 | – |
| **Michael H. Dilger**(2) | 2005 | 187,500 | 160,000 | 16,700 | – |
| Vice President, Business | 2004 | N/A | 25,000 | N/A | N/A |
| Development | 2003 | N/A | N/A | N/A | N/A |

Notes:

(1) Mr. Harris was appointed Vice President, Operations of Pembina effective December 1, 2003 and his salary was adjusted to $171,000 per annum as of that date. Prior to December 1, 2003, Mr. Harris was the Manager of Pipeline Operations of Pembina.

(2) Mr. Dilger was appointed Vice President, Business Development on March 1, 2005 and received $187,500 in salary from March 1, 2005 until December 31, 2005.

### Trust Unit Option Plan

The Fund has adopted the Option Plan (as defined above under "Matters to be Acted Upon at the Meeting – Amendments to the Fund's Trust Unit Option Plan"), which enables the directors, officers and employees of Pembina to participate in the growth and development of the Fund. The Option Plan and all subsequent amendments have been approved by the Fund's Unitholders. The material terms of the existing Option Plan are described below, but Unitholders are being asked to approve certain amendments to the Option Plan at the Meeting. For a description of those amendments, see "Matters to be Acted Upon at the Meeting – Amendments to the Fund's

Trust Unit Option Plan" above. The Option Plan is currently the Fund's only securities-based compensation arrangement pursuant to which securities may be issued from treasury of the Fund. Although directors and officers of Pembina are eligible to receive grants of Options under the Option Plan, no Options have been granted to the directors or executive officers of Pembina since November 28, 2002.

The Option Plan is administered by the Board of Directors which, on the recommendation of the Human Resources and Compensation Committee, may grant Options to purchase Trust Units to directors, officers and employees of Pembina. The Board of Directors has the discretion to determine to whom Options will be granted, the number and exercise price of such Options and the terms and time frames in which the Options will vest and be exercisable. However, Options may only be exercisable for a maximum of seven calendar years from the date of grant and the exercise price of the Options must be no less than the closing price of the Trust Units on the TSX on the last business day prior to the approval of the granting of the Option by the Board of Directors.

A total of 6,242,500 Trust Units are currently reserved for issuance under the Option Plan, representing 5.2% of the currently issued and outstanding Trust Units. As of March 1, 2006, 1,084,593 Options to acquire Trust Units were outstanding, representing 0.9% of the issued and outstanding Trust Units. Options representing 5,157,907 Trust Units reserved for issuance have been previously exercised and are not currently available for future issuance, leaving no Trust Units reserved and available for issuance upon the exercise of Options that may be granted in the future.

The maximum number of Options (and corresponding Trust Units reserved for issuance upon exercise of such Options) that may be issued to any one person under the Option Plan, together with any other securities based compensation arrangement, is 5% of the issued and outstanding Trust Units (on a non-diluted basis) at the date of the grant of the Option. The maximum number of Options (and corresponding Trust Units reserved for issuance upon the exercise of such Options) that may be reserved for issuance to insiders of the Fund under the Option Plan, together with any other securities based compensation arrangement, is 10% of the issued and outstanding Trust Units (on a non-diluted basis) at the date of the grant. The total number of Options which may be granted to any one insider of the Fund within a one year period shall not exceed 5% of the issued and outstanding Trust Units.

An Option is personal to the grantee of the Options and is non-transferable and non-assignable. The Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Options and the issuance of Trust Units. If the employment or appointment of an Option holder with Pembina is terminated by either party for any reason other than termination for cause, the Options held by such Option holder must be exercised within 90 days of the date of termination of the Optionholder's employment or appointment with Pembina. If terminated for cause, the Options held by such Option holder terminate and are cancelled upon the holder ceasing to be a director, officer or employee of Pembina.

The Option Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Fund. If, during the term of an Option, the Fund is merged into or amalgamated with any other entity, or the Fund sells all or substantially all of its assets, and as a result of such transactions the Unitholders would receive securities of another issuer in substitution for the Trust Units, the Options would be modified so that the holder would receive that number of securities of the successor issuer that he or she would have received as a result of such merger, amalgamation or sale if the Option holder had exercised the Options to purchase Trust Units immediately prior to the transaction. However, if the employment or appointment of an Optionholder with Pembina or a successor issuer is terminated for any reason (other than for cause or the death of the holder) within 90 days of a merger, amalgamation or sale as described above, the Optionholder may exercise all of his or her Options within 90 days of such termination, whether or not such Options would have otherwise been vested or exercisable. Additionally, if a take-over bid that is not exempt from the take-over bid requirements of the *Securities Act* (Alberta) is made for the Trust Units, holders of Options have the right to immediately exercise all unexercised Options held by such holder, whether vested or not at such time, in order to tender such Trust Units to the take-over bid. If such Trust Units are not tendered to or taken up under the bid, any Trust Units so acquired by the holder of the exercised Options are deemed to be cancelled and returned to the Fund and the Options and the consideration paid by the holder to exercise such Options will be returned to the holder.

The current Option Plan states that the Board of Directors may amend, suspend or discontinue the Option Plan at any time, provided that Unitholder approval will be required to increase the maximum number of Trust Units

reserved for issuance under the Option Plan or change the manner of determining the exercise price for Options. Any amendment to the Option Plan is subject to the prior approval of the TSX, and no amendment to, or suspension or discontinuance of, the Option Plan may be made to the Option Plan or an Option granted under the Option Plan that would alter or impair any previously granted Options, without the prior consent of the Option holder.

As of December 31, 2005 there were a total of 1,205,325 Options outstanding under the Option Plan at exercise prices ranging from $6.75 to $13.85 (with a weighted average exercise price of $12.02) and expiration dates ranging from January 26, 2006 to April 26, 2012. As of December 31, 2005, all of these outstanding Options were exercisable. For additional information regarding the Option Plan and outstanding Options as at December 31, 2005, see Note 12 to the Fund's audited consolidated financial statements for the year ended December 31, 2005.

No Options to purchase Trust Units were granted to any of the Named Executive Officers during the fiscal year ended December 31, 2005. No Options were repriced in the 2005 fiscal year. The following table sets out for each of the Named Executive Officers: (i) the value of all Options exercised during the financial year ended December 31, 2005, calculated as the difference between the closing price of the Trust Units on the TSX on the date of exercise and the exercise price of the Options; and (ii) the number and value of unexercised Options as at December 31, 2005 calculated as the difference between the closing price of the Trust Units on the TSX as of December 31, 2005 and the exercise price of the Options outstanding on that date.

**Aggregated Trust Unit Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Trust Unit Option Values**

| Name | Trust Units Acquired on Exercise (#) | Aggregate Value Realized ($) | Unexercised Options at Year-End (#) (Exercisable/ Unexercisable) | Value of Unexercised in-the-Money Options at Year-End ($) (Exercisable/ Unexercisable) |
|---|---|---|---|---|
| Robert B. Michaleski | 50,000 | $226,605 | – / – | – / – |
| Peter D. Robertson | 20,000 | $112,400 | 60,000 / – | $431,700 / – |
| D. James Watkinson, Q.C. | 13,000 | $42,510 | – / – | – /– |
| S. Bruce Harris | – | – | 20,000 / – | $107,800 / – |
| Michael H. Dilger | – | – | – / – | – / – |

**Pension and Retirement Plans**

The Named Executive Officers are members of the Pembina Pipeline Corporation Pension Plan which is a non-contributory, defined benefit plan (the "**DB Plan**"). The DB Plan is registered under the *Income Tax Act* (Canada) and the *Employment Pension Plans Act* (Alberta) and is subject to the maximum pension and contribution limits imposed under the *Income Tax Act* (Canada).

In addition to the benefits earned under the DB Plan, the Named Executive Officers earn supplementary benefits under the Pembina Pipeline Corporation Supplementary Retirement Plan (the "**Supplementary Plan**"). Executive officers who are members of the DB Plan receive a total pension from the DB Plan and the Supplementary Plan of 1.4% of their highest 3-year average earnings in the final 120 months of employment ("**Highest Average Earnings**").

Liabilities under the DB Plan are secured by assets which are segregated from the general assets of Pembina and held in trust. Liabilities under the Supplementary Plan are unsecured. Additional information regarding these plans is contained in Note 8 to the Fund's audited consolidated financial statements as at and for the year ended December 31, 2005.

The table below states the total estimated annual benefits that would be payable to a Named Executive Officer upon retirement under the DB Plan and the Supplementary Plan, based on specified compensation and years of service classifications, with the amount shown in the remuneration column equal to the executive's Highest Average Earnings.

**Estimated Annual Lifetime Retirement Benefits Pursuant to Pembina's Defined Benefit and Supplementary Retirement Plans**

| Remuneration[1] | Years of Service[2] | | | | | | |
|---|---|---|---|---|---|---|---|
| ($) | 5 | 10 | 15 | 20 | 25 | 30 | 35 |
| 175,000 | 12,250 | 24,500 | 36,750 | 49,000 | 61,250 | 73,500 | 85,750 |
| 200,000 | 14,000 | 28,000 | 42,000 | 56,000 | 70,000 | 84,000 | 98,000 |
| 225,000 | 15,750 | 31,500 | 47,250 | 63,000 | 78,750 | 94,500 | 110,250 |
| 250,000 | 17,500 | 35,000 | 52,500 | 70,000 | 87,500 | 105,000 | 122,500 |
| 275,000 | 19,250 | 38,500 | 57,750 | 77,000 | 96,250 | 115,500 | 134,750 |
| 300,000 | 21,000 | 42,000 | 63,000 | 84,000 | 105,000 | 126,000 | 147,000 |
| 325,000 | 22,750 | 45,500 | 68,250 | 91,000 | 113,750 | 136,500 | 159,250 |
| 350,000 | 24,500 | 49,000 | 73,500 | 98,000 | 122,500 | 147,000 | 171,500 |
| 400,000 | 28,000 | 56,000 | 84,000 | 112,000 | 140,000 | 168,000 | 196,000 |
| 450,000 | 31,500 | 63,000 | 94,500 | 126,000 | 157,500 | 189,000 | 220,500 |
| 500,000 | 35,000 | 70,000 | 105,000 | 140,000 | 175,000 | 210,000 | 245,000 |
| 550,000 | 38,500 | 77,000 | 115,500 | 154,000 | 192,500 | 231,000 | 269,500 |
| 600,000 | 42,000 | 84,000 | 126,000 | 168,000 | 210,000 | 252,000 | 294,000 |

Notes:
(1) Pension benefits are earned on base salary and any annual cash bonus.
(2) At the end of 2005, the Name Executive Officers participating in the above-described pension plans had the following years of service:

| | |
|---|---|
| Robert B. Michaleski | 27 years |
| Peter D. Robertson | 20 years |
| D. James Watkinson, Q.C. | 25 years |
| S. Bruce Harris | 24 years |
| Michael H. Dilger | 10 months |

## Executive Employment Agreements

Pembina has entered into executive employment agreements with each of the Named Executive Officers. The executive employment agreements have an indefinite term and provide for the salary and benefits to be paid to each Named Executive Officer, and also contain provisions that set out the payments to be made upon the termination of each executive's employment with Pembina in certain circumstances. In particular, if a Named Executive Officer is terminated without just cause, the terms of the executive's employment are fundamentally changed so as to constitute constructive dismissal, or the executive terminates his or her employment with Pembina within 180 days following a change of control of the Fund (as defined in the employment agreements), the executive will be entitled to a retiring allowance equivalent to two times the executive's then current annual compensation. Additionally, each Named Executive Officer would be entitled to a lump sum payment equal to 20% of the executive's aggregate salary for the current and preceding year as compensation for the loss of employment benefits and perquisites.

## Composition of the Human Resources and Compensation Committee and Report on Executive Compensation

The Board of Directors of Pembina has a Human Resources and Compensation Committee (the "**HRC Committee**") which determines the executive compensation policy for the executives of Pembina. The HRC Committee consists of Myron F. Kanik, as Chairman, Lorne B. Gordon and David N. Kitchen, each of whom is an unrelated director of Pembina. The HRC Committee is appointed by the Board of Directors to discharge the board's duties and responsibilities with respect to officer and director compensation, pension plan design, Chief Executive Officer performance planning and assessment and executive officer succession planning. In addition, the HRC Committee satisfies itself that Pembina's human resources practices and policies are at all times in compliance with applicable laws and regulations and that Pembina adheres to the highest ethical and moral standards. The HRC Committee met eight times during 2005 to address matters pertaining to its mandate.

The HRC Committee's objective is to ensure that executive compensation is market competitive, internally equitable and rewards performance that is aligned with the near and long term interests of the Unitholders. To accomplish this, the HRC Committee reviews the performance and results achieved by the Chief Executive Officer and receives reports from the CEO regarding the performance and results of the other executive officers. In addition, where it believes it is required, the HRC Committee obtains independent advice from external compensation consultants. For comparative purposes, a market peer group has been established which is comprised of companies with whom Pembina competes for leadership skills, knowledge and expertise. These companies generally operate in the energy sector and include pipeline and energy trusts of a comparable scope as measured by market value, revenues, assets and number of employees.

Pembina's executive compensation practices recognize that Pembina, through the Fund, operates as an income fund within the energy industry. The executive officers of Pembina are employees of Pembina and are also shareholders of Pembina Management Inc., the manager of the Fund and Pembina pursuant to a management agreement. See "Management Agreement" below. Accordingly, compensation is delivered through both of these entities. As a result, Pembina's executive compensation has four primary components: (i) base salary, which is paid by Pembina; (ii) long-term incentives, which are generally Options to purchase Trust Units granted by the Board of Directors to Pembina's directors, officers and employees; (iii) bonus and short-term incentives, which are generally transaction or incentive fees paid by Pembina to the Manager pursuant to the management agreement; and (iv) other cash, generally being the base management fees paid by Pembina to the Manager pursuant to the management agreement.

Base salaries, when compared to the relevant peer group, target from the market median for a fully qualified individual to the 75th percentile for an individual contributing significant value to their functional area and to the executive group. Total compensation, which includes base salaries and the other components described above, targets from the 25th percentile to the 75th percentile of the peer group, giving consideration to Fund performance, individual performance and individual contribution of functional and strategic expertise.

Long term incentives generally consist of Trust Unit Options that reward the market value appreciation of the Fund's Trust Units. No Options were granted to the executives officers of Pembina during 2005. See "Executive Compensation – Trust Unit Option Plan".

Bonuses are generally paid to the Manager by the Fund and Pembina pursuant to the management agreement through management, incentive and transaction fees. Management fees are based on distributable cash paid to Unitholders. Incentive payments are awards for payments made to Unitholders above a threshold level of distributable cash per Trust Unit. Transaction fees reward the successful completion of acquisition or divestment transactions. Certain fees were paid to the Manager in 2005 as described under "Management Agreement" below.

Submitted on behalf of the Human Resources and Compensation Committee:

*"Myron F. Kanik"*
*"Lorne B. Gordon"*
*"David N. Kitchen"*

**Compensation of Pembina Directors**

Each independent director of Pembina who is not an officer or employee of the Manager receives an annual retainer of $24,000 and receives $1,000 for each Board meeting attended. The Chairman of the Board of Directors receives an additional retainer of $40,000 per annum. Members of a committee of the Board of Directors receive a fee of $1,000 for each committee meeting attended, and the Chairman of each of the HRC Committee and the Health, Safety and Environment Committee receives an additional retainer of $8,000 per annum. The Chairman of the Audit Committee receives an additional retainer of $12,000 per annum. During the fiscal year ended December 31, 2005, Pembina paid a total of $301,000 to its directors in respect of annual retainers, consisting of an aggregate of $212,000 for retainer fees and $89,000 for attendance at board and committee meetings.

On recommendation of the HRC Committee, Options to purchase Trust Units may be granted to directors of Pembina. No Options were granted to directors during 2005. The following table sets out for each of the directors of Pembina (other than for Mr. Robert B. Michaleski, who is a Named Executive Officer for whom disclosure is provided above): (i) the value of all Options exercised during the financial year ended December 31, 2005, calculated as the difference between the closing price of the Trust Units on the TSX on the date of exercise and the exercise price of the Options; and (ii) the number and value of unexercised Options as at December 31, 2005 calculated as the difference between the closing price of the Trust Units on the TSX as of December 31, 2005 and the exercise price of the Options outstanding on that date.

**Aggregated Trust Unit Option Exercises by Pembina Directors During the Most Recently Completed Financial Year and Financial Year-End Trust Unit Option Values**

| Name | Trust Units Acquired on Exercise (#) | Aggregate Value Realized ($) | Unexercised Options at Year-End (#) (Exercisable/ Unexercisable) | Value of Unexercised in-the-Money Options at Year-End ($) (Exercisable/ Unexercisable) |
|---|---|---|---|---|
| David A. Bissett | – | – | – / – | – / – |
| Lorne B. Gordon | 66,800 | $374,581 | – / – | – / – |
| Myron F. Kanik | 16,700 | $132,097 | 16,700 / – | $90,013 / - |
| David A. Kitchen | – | – | 16,700 / – | $90,013 / - |
| Donald L. Krogseth (retired December 31, 2005) | 66,800 | $343,352 | – / – | – / – |
| Robert F. Taylor | – | – | 18,400 / – | $103,613 / – |

In 2005, Pembina implemented a Restricted Unit Long-Term Incentive Plan (the "**RTU Plan**") to assist Pembina to promote a proprietary interest in the Fund and greater alignment of interests between participants in the RTU Plan and Unitholders by rewarding participants on the basis of the Fund's longer term performance. Pursuant to the RTU Plan, restricted units ("**Restricted Units**") may be granted to directors, employees other than senior executives, and service providers of Pembina in such number and at such times as the directors of Pembina may determine. Restricted Units are not Trust Units and do not confer any voting rights upon the holders. Pembina maintains a Restricted Unit Account for each participant in the RTU Plan to record the notional grants of Restricted Units to such participant.

Each vested Restricted Unit represents the right of the participant to receive a cash payment equal to the Market Value (as defined below) of the Restricted Unit on the relevant vesting date (subject to applicable withholdings). "**Market Value**" is defined as the weighted average trading price of the Trust Units in the fourth quarter of the fiscal year immediately prior to the relevant vesting date. To the extent that cash distributions are made on Trust Units of the Fund, an additional number of Restricted Units will be credited to a participant's Restricted Unit Account, on an annual basis, based on the amount of the cash distributions in that year and the Market Value of the Restricted Units on the relevant vesting date. The RTU Plan provides for acceleration of payout of outstanding Restricted Units in certain circumstances including upon the occurrence of an event which results in a change of control of the Fund (as defined in the RTU Plan).

Following a review and comparative analysis of overall director compensation in Pembina's peer group, Pembina determined that adjustments should be made to the compensation payable to its directors to ensure Pembina was competitive with its industry peers and was able to retain and attract qualified and experienced directors. Accordingly, in 2005, all directors who were not employees of Pembina were granted, effective as of January 1, 2005, 1,800 Restricted Units with a value of $23,544 (based on the Market Value on the effective date of the grant),

except for the Chairman of the Board of Directors, who was granted 2,600 Restricted Units with a value of $34,000. Pursuant to the terms of the grant, all of these Restricted Units, and the additional Restricted Units reflecting notional distributions on such Restricted Units credited to the participant, vested on the first anniversary of the effective date of grant of the Restricted Units and were paid out in January 2006. Based on the Market Value of such Restricted Units as calculated on the January 1, 2006 vesting date, each non-management director received a cash payment in the amount of $28,872 (representing payout of 1,927 Restricted Units, after adjustments for notional reinvested distributions) except for the Chairman of the Board who received a cash payment of $41,754 (representing payout of 2,783 Restricted Units, after adjustments for notional reinvested distributions).

**Share Performance Graph**

The Trust Units trade on the TSX under the symbol "PIF.UN". The following graph shows changes from December 31, 2000 to December 31, 2005 in the value of $100 invested in the Trust Units of the Fund and in the S&P/TSX Composite Index, assuming total reinvestment of all distributions paid by the Fund and total reinvestment of dividends paid with respect to the S&P/TSX Composite Index since such time.

**Comparison of Cumulative Total Return Since December 31, 2000 Between the Trust Units and the S&P/TSX Composite Index**


PIF
S&P/TSX Composite
index value
300
250
200
150
100
50
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05

## SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as of December 31, 2005, the number of Trust Units (being the only current equity securities of the Fund) which are authorized for issuance with respect to equity compensation plans. The only compensation plan of the Fund under which Trust Units are authorized for issuance is the Option Plan described above under "Executive Compensation – Trust Unit Option Plan".

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by securityholders | 1,205,325 | $12.02 | Nil |
| Equity compensation plans not approved by securityholders | N/A | N/A | N/A |
| **Total** | 1,205,325 | $12.02 | Nil |

## ADMINISTRATION AGREEMENT

Pursuant to an administration agreement between the Fund and Pembina Management Inc., as Administrator, dated September 4, 1997, as amended, the Administrator, located at 2000, 700 – 9th Avenue S.W., Calgary, Alberta, T2P 3V4, has agreed to act as administrator for the Fund, or arrange for the provision of services required in the administration of the Fund, in consideration for an annual fee of $20,000, plus reimbursement of all expenses incurred by the Administrator in connection with such services. The Administrator was not reimbursed for any expenses during the year ended December 31, 2005.

The Administration Agreement has an indefinite term, but may be terminated by either party on 90 days' written notice. The names of the directors, executive officers and insiders of the Administrator, all of whom reside in Calgary, Alberta, Canada are as follows: Robert B. Michaleski, D. James Watkinson, Q.C., Peter D. Robertson, S. Bruce Harris and Michael H. Dilger.

## MANAGEMENT AGREEMENT

Pursuant to an amended and restated management agreement dated July 1, 2001 (as amended from time to time) between Pembina and Pembina Management Inc., as the Manager (the "**Management Agreement**"), the Manager has agreed to provide managerial services to Pembina in respect of the business and operations of Pembina and its affiliates. As compensation for its services, the Manager presently receives: (i) a management fee equal to 0.9825% of the aggregate cash distributions paid to Unitholders; (ii) an acquisition fee of 0.655% of the purchase price of any material pipeline asset or similar facility acquired by Pembina or its affiliates; and (iii) a disposition fee of 0.49125% of the sale price of any material pipeline asset or similar facility sold by Pembina or its affiliates. In cases of property exchanges or swaps, the Manager receives the applicable acquisition fee up to the purchase price of any pipeline or facility acquired and will receive the applicable disposition fee to the extent the value of the pipeline or facility being disposed of exceeds the purchase price. In addition, as an incentive for the Manager to enhance the overall profitability of the Fund and the cash distributions paid to Unitholders, the Manager is entitled to earn an annual incentive fee calculated as a percentage of the per Trust Unit cash distributions by the Fund. The Manager will receive an incentive fee of 4.9125% of cash distributions equal to or in excess of $1.05 per Trust Unit annually but less than $1.09 per Trust Unit annually, 6.55% of cash distributions equal to or in excess of $1.09 per Trust Unit annually but less than $1.19 per Trust Unit annually and 7.86% of cash distributions equal to or in excess of $1.19 per Trust Unit annually. The Manager is also to be reimbursed for the direct costs and expenses incurred by the Manager in providing the services under the Management Agreement.

For the financial year ended December 31, 2005, total compensation paid by Pembina and its affiliates to the Manager pursuant to the Management Agreement was $1,165,338, consisting of $1,112,244 of management fees and $53,084 of distribution-based incentive fees. No acquisition fees were paid to the Manager and the Manager was not reimbursed for any expenses during this period.

On October 24, 2004, the Management Agreement was automatically renewed for a five year term expiring October 24, 2009, and the Management Agreement will automatically continue in effect for successive five-year terms unless it is otherwise terminated as provided in the Management Agreement. Pembina is entitled to terminate the Management Agreement at any time on 180 days' prior written notice to the Manager and in such case, the Manager is entitled to a termination fee, payable by Pembina, equal to the aggregate of the base management fees (which for greater certainty do not include any acquisition, disposition or incentive fees) paid for the past four calendar quarters and the base management fees estimated to be paid for the next four calendar quarters. The Manager is also entitled, on 30 days' written notice, to terminate the Management Agreement within 12 months of a change of control of the Fund (as defined in the Management Agreement) and in such case, will be entitled to a termination fee, payable by Pembina, equal to the aggregate of the base management fees paid for the past four calendar quarters and the base management fees estimated to be paid for the next four calendar quarters. Pembina or the Manager may also terminate the Management Agreement in the event of insolvency or receivership of the other party or in the case of default by the other party in a material obligation under the Management Agreement which is not remedied within 60 days after notice is given of such default, in which cases no termination fees are payable. The Manager will be entitled to terminate the Management Agreement at any time on 180 days' prior written notice to Pembina without any entitlement to a termination fee.

The Manager's common shares are, and in the future will be, held by the executive officers of Pembina. Upon a holder of the Manager's common shares ceasing to be employed by Pembina, Pembina will have the option to purchase such holder's shares at a price equal to 2.5 times that holder's annualized share of the management fees received by the Manager in the twelve calendar months immediately preceding the exercise of the purchase option. However, if an executive/shareholder's employment with Pembina is terminated for cause, the entire option price is forfeited to Pembina. If the executive/shareholder's employment is terminated without the approval and acquiescence of the Pembina directors, 40% of the option price will be paid to the executive and 60% of the option price is forfeited to Pembina. If Pembina acquires such shares, the shares will be surrendered for cancellation and the fees payable to the Manager will be reduced in the proportion that the number of outstanding shares of the Manager have been reduced. If Pembina subsequently requests that the Manager employ a person to replace the former shareholder, the Manager must do so and issue, at a nominal price, new shares in the capital of the Manager as Pembina may request. The number of such newly-issued shares shall not exceed the aggregate number of Manager shares cancelled over time, and the fees payable to the Manager by Pembina will be adjusted as provided in the Management Agreement.

The Management Agreement contains provisions to regulate any conflicts of interest which may arise and provides for indemnification of the Fund and the Fund's trustee (Computershare Trust Company of Canada) by the Manager in certain circumstances. The names of the directors, officers and insiders of the Manager are listed above under "Administration Agreement".

## INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

To the knowledge of the directors and executive officers of Pembina, none of (i) the current or former directors, executive officers or employees of Pembina, or (ii) any individual who is, or at any time during the year ended December 31, 2005 was, a director or executive officer of Pembina or subsidiaries of the Fund, (iii) any proposed director of Pembina, or (iv) any associate of any of the foregoing; has been indebted to the Fund or any of its subsidiaries at any time since January 1, 2005, in respect of any indebtedness that is required to be disclosed under National Instrument 51-102 - *Continuous Disclosure Obligations*.

## INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Pembina, none of the directors, proposed directors or executive officers of Pembina, or any associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction with the Fund or its subsidiaries since January 1, 2005 or in any proposed transaction that would has materially affected or would materially affect the Fund or its subsidiaries, except as described elsewhere in this Information Circular.

## INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of the directors and executive officers of Pembina, none of the directors, proposed directors or executive officers of Pembina or anyone who has held such offices since January 1, 2005, or any affiliate or associate of any of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as otherwise disclosed herein (including that the directors and executive officers of Pembina may be granted options to acquire Trust Units pursuant to the Fund's Trust Unit Option Plan in respect of which certain amendments are proposed to be approved at the Meeting).

## STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of Pembina, which is responsible for the governance of the Fund, regularly reviews its governance practices and takes any appropriate action in order to comply with any regulatory changes relating to corporate governance and to continue to maintain the highest standards of corporate governance. The Board believes that good governance requires proper structure and a need for conformance to the best corporate governance principles. The Board is committed to maintaining the highest standards of corporate governance and keeping abreast of any new guidelines or regulations relating to corporate governance, including those pertaining to conflicts of interest, qualifications and independence of directors and external auditors and disclosure and certification requirements.

Set forth below is a description of certain corporate governance practices of the Fund, as required by National Instrument 58-101 – *Disclosure of Corporate Governance Practices* ("**NI 58-101**"), adopted by the Canadian Securities Administrators which replaces the previous disclosure required under the TSX Corporate Governance Guidelines. Unitholders are also directed to the Fund's Annual Report for the year ended December 31, 2005, which contains an additional overview of the Fund's corporate governance procedures and a description of the composition, mandates and activities of the committees of the Board.

### Overview

The Board of Pembina is responsible for overseeing the governance of the Fund and to supervise the activities and operations of management. The Fund's corporate governance practices are designed with a view to ensuring that the business and affairs of the Fund and its subsidiaries are effectively managed in the interests of the Unitholders, to enhance and preserve the long-term value of the Fund and the cash to be distributed by the Fund's operating subsidiaries to the Fund and by the Fund to its Unitholders, to ensure that the Fund and Pembina meet their obligations on an on-going basis, and to ensure that Pembina operates in a reliable and safe manner. The Board has approved a Corporate Governance Manual (the "**Manual**") that sets out the duties and expectations of the Board and its committees and management of the Fund and its subsidiaries.

### Board of Directors and Chair of the Board

The Board is currently comprised of six directors. The Board has determined that five of the six current directors (and therefore a majority of the directors) are "independent" within the meaning of NI 58-101 and Multilateral Instrument 52-110 – *Audit Committees* ("**MI 52-110**") of the Canadian Securities Administrators. The five independent directors are David A. Bissett, Lorne B. Gordon, Myron F. Kanik, David N. Kitchen and Robert F. Taylor. The sole director of Pembina who is not independent is Robert B. Michaleski, who is the President and

Chief Executive Officer of Pembina. Mr. Donald L. Krogseth resigned as a director of Pembina effective December 31, 2005. Mr. Krogseth was an independent director.

The following directors of Pembina serve on the boards of directors of other public companies and issuers as listed below:

| Director | Public Company or Issuer Board Membership |
|---|---|
| David A. Bissett | N/A |
| Lorne B. Gordon | N/A |
| Myron F. Kanik | AltaGas Income Trust (TSX-listed)<br>Canada Southern Petroleum Ltd. (TSX-listed, NASDAQ-quoted) |
| David N. Kitchen | N/A |
| Robert B. Michaleski | Real Resources Inc. (TSX-listed) |
| Robert F. Taylor | N/A |

Outlined below is the attendance of each director for all Board and Board committee meetings held since January 1, 2005.

| Director | Board Meetings | Audit Committee | Human Resources and Compensation Committee | Health, Safety and Environment Committee |
|---|---|---|---|---|
| David A. Bissett | 9 of 9 | 6 of 6 | N/A | N/A |
| Lorne B. Gordon | 8 of 9 | 6 of 6 | 7 of 7 | N/A |
| Myron F. Kanik | 9 of 9 | N/A | 7 of 7 | N/A |
| David N. Kitchen(2) | 9 of 9 | N/A | 7 of 7 | 2 of 2 |
| Donald L. Krogseth(1)(2) | 6 of 7 | 5 of 5 | N/A | 2 of 2 |
| Robert B. Michaleski(2) | 9 of 9 | 1 of 1 | N/A | N/A |
| Robert F. Taylor | 9 of 9 | N/A | N/A | 2 of 2 |

**Notes:**

(1) Mr. Krogseth retired from the Board effective December 31, 2005.

(2) Mr. Krogseth was a member of the Audit Committee until his resignation from the Board on December 31, 2005. Mr. Michaleski served as an interim member of the Audit Committee from January 1, 2006 to February 1, 2006 (as permitted under MI 52-110), at which time Mr. Kitchen was appointed by the Board to fill Mr. Krogseth's vacancy on the Audit Committee.

The independent directors meet separately from management (and therefore, the sole non-independent director) at the conclusion of each Board meeting and in addition as they deem necessary. Since January 1, 2005, the independent directors met without management and the non-independent director eight times.

Mr. Lorne B. Gordon, the Chair of the Board, is an independent director. The Chair of the Board is appointed as Chair by the directors each year for a one year term. The Chair is expected to provide leadership to the Board to foster effective, ethical and responsible decision-making by the directors. The Chair generally oversees Board direction and administration, ensuring that the Board works as a cohesive team and builds a strong governance culture. The Chair works with other directors and management to monitor progress on strategic planning and implementation. The Chair annually reviews the effectiveness of each director, with the input of all directors.

**Board Mandate**

Certain excerpts from the Manual that comprise the Board's written mandate are contained in Schedule "A" to this Information Circular.

**Position Descriptions**

The Board has not developed formal written position descriptions for the Chair of the Board or the Chair of any Board committee. Similarly, the Board and Chief Executive Officer have not developed a formal written position description for the Chief Executive Officer. However, the Board believes in a management team of the highest calibre and delegates specific duties and responsibilities to Board committees and management as well as imposes

certain limitations as to the authority of the committees and management. The Manual sets out in detail the limits to the authority and duties of management (including both the executive officers of Pembina and the duties and authorities of the Manager under the Administration Agreement and the Management Agreement) and the various Board and corporate committees and the items that require the approval of the Board as a whole. The Chief Executive Officer, together with senior management, is responsible for ensuring that the corporate objectives, developed annually with the Board, are met in order to enhance Unitholder value.

**Orientation and Continuing Education**

Management and the Board ensure that new Board members understand the operations, structure, assets, liabilities and risks of the Fund and its subsidiaries and are familiar with the role of the Board, its committees, individual directors and management, as set out in the Manual, which is reviewed and updated on an on-going basis and is provided to both new and existing Board members. In this regard, the Board and management ensures each new director receives an orientation in which various members of Pembina's executive management review with each new member certain information and materials regarding the Fund and its subsidiaries, including the role of the Board of Directors and its committees, and the legal obligations of a director of Pembina. From time to time, the Board arranges continuing education for directors in order to ensure that directors maintain the skill and knowledge necessary to meet their obligations as directors.

**Ethical Business Conduct**

The Board has adopted a formal written code of business conduct and ethics (the "**Code**") for its directors, officers, and employees. A copy of the Code is available on the Fund's website at www.pembina.com and on the Fund's SEDAR profile at www.sedar.com. Every director, officer and employee of Pembina is required to sign an acknowledgement that they have read and fully understand the Code and will review any updates to the Code and related policies. Directors, officers and employees are encouraged to report any violations of the Code to the appropriate persons, and any violation of the Code can result in disciplinary action, including dismissal.

The directors of Pembina, in exercising their powers and discharging their duties, must act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that reasonably prudent person would exercise in comparable circumstances. The Board seeks to ensure that the operations of the Fund and its subsidiaries are conducted in a manner that comply with all laws and regulations and that ensures respect for, and fair dealing with, the Fund's Unitholders, customers, suppliers and employees. Any potential transactions or contracts in which a director may have a material interest are dealt with in accordance with applicable corporate law, which require that the director declare his or her interests in the transaction or contract and abstain from voting on the applicable matter.

**Nomination of Directors**

The Board as a whole evaluates the competencies and skills of potential nominees to the Board based on the Board's various requirements and in light of the opportunities, business and risks facing the Fund and its subsidiaries. The size and composition of the Board is reviewed annually by the Board.

**Compensation**

The Board has a Human Resources and Compensation Committee comprised of Myron F. Kanik, as Chair, Lorne B. Gordon and David N. Kitchen, each of whom is an independent director. The Human Resources and Compensation Committee is appointed annually by the Board to discharge the Board's duties and responsibilities with respect to officer and director compensation, pension plan design, Chief Executive Officer performance planning and assessment and executive officer succession planning. In particular, the Human Resources and Compensation Committee has the following advisory functions, duties and responsibilities:

(a) through discussions with the Chief Executive Officer, to establish a performance management program for the Chief Executive Officer, set specific performance goals and measures each year for the Chief Executive

Officer and assess the performance relative to the goals, and assure alignment of these goals with Pembina's business plan and provide compensation criteria for senior management;

(b) to review, with the Chief Executive Officer, the officer and management structure and principal programs for leadership development and succession planning of officers other than the Chief Executive Officer, and monitor progress and development of officers and key management in accordance with succession plans;

(c) to receive and review reports from the corporate pension committee of Pembina and to recommend or approve changes as appropriate with respect to pension plan design and benefit matters, pension plan administration, plan member communication and education including any applicable compliance or disclosure requirements pertaining to these areas; and,

(d) jointly with the Audit Committee, report on the status of the pension plans to the Board at least annually.

For a description of the other functions of the Human Resources and Compensation Committee, see "Executive Compensation – Composition of the Human Resources and Compensation Committee and Report on Executive Compensation".

During 2005, Mercer Human Resource Consulting ("**Mercer**") provided counsel to the HRC Committee and to the Board of Directors regarding executive compensation matters including but not limited to pay philosophy and design, market competitive fixed and variable pay levels and selection of appropriate benchmark peer groups for each of pay levels and performance measurement. In addition, Mercer provided counsel to the HRC Committee, the Audit Committee, and the Board regarding pension matters including but not limited to valuation of the pension liability and funding requirements, governance and plan design.

**Other Board Committees**

*Audit Committee*

The Board has an Audit Committee comprised of three independent directors, being Lorne B. Gordon, David A. Bissett and David N. Kitchen. Certain of the major responsibilities of the Audit Committee include:

(a) to review any financial forecasts or budgets of the Fund or its subsidiaries as they relate to their operations, which are disclosed in any public document;

(b) to recommend the firm to be appointed as the Fund's external auditors and their remuneration and to meet separately with external auditors and management to discuss the Fund's financial statements and any issues arising there from;

(c) to review the Fund's interim and annual consolidated financial statements, management's discussions and analysis, and earnings press releases before they are publicly disclosed and ensure they are fairly presented in all material respects in accordance with Canadian generally accepted accounting principles and ensure the selection of accounting policies is appropriate;

(d) to receive and review reports from the corporate pension committee of Pembina and to recommend or approve changes as appropriate with respect to risk management of pension assets and liabilities, actuarial valuations as required by statute, the Statement of Investment Policies and Procedures, funding policy and fund performance for the pension plans; and

(e) jointly with the Human Resources and Compensation Committee, report on the status of the pension plans to the Board at least annually.

For additional information regarding the Audit Committee, see the Fund's Annual Information Form for the year ended December 31, 2005 (a copy of which is available on the Fund's SEDAR profile at www.sedar.com) which contains the disclosure required under MI 52-110.

*Health, Safety and Environment Committee*

The Board also has in place a Health, Safety and Environment Committee, which is comprised of David N. Kitchen and Robert F. Taylor, each of whom is an independent director of Pembina. Donald L. Krogseth, a third independent director, was also a member of the Health, Safety and Environment Committee prior to his resignation effective December 31, 2005. The Health, Safety and Environment Committee has the following advisory functions, duties and responsibilities:

(a) to ensure Pembina maintains written policies, approved by the committee, which meet or exceed industry standards, and address risk management, accident reporting and contingency planning in order to protect the health and safety of both employees and the public, and safeguard the environment;

(b) to ensure Pembina establishes and maintains a health, safety and environment management program in compliance with its health, safety and environment policies, and does so in a manner which meets or exceeds industry standards and applicable health, safety and environmental laws; and,

(c) to ensure that Pembina regularly undertakes compliance reviews to monitor its performance and to receive and review such compliance reviews and other reports of the committee in order to report to the Board with respect to Pembina's health, safety and environment record.

**Assessments**

Effectiveness of the Board members is reviewed by the Chair of the Board with the input of all Board members. The Chair of the Board has instituted a program where Board members annually evaluate Board processes and procedures. The size and composition of the Board is reviewed annually by the Board as a whole to ensure that there is an adequate number of directors with sufficiently diverse opinions, expertise and skills to appropriately staff the various committees and the functioning of the Board as a whole. Director compensation is reviewed and approved annually by the HRC Committee.

## ADDITIONAL INFORMATION

The Fund regularly files quarterly and annual financial statements, as well as material change reports, management's discussion and analysis ("**MD&A**") and other important information with the securities commissions or similar authorities in each of the provinces of Canada. Financial information of the Fund is contained in the audited and consolidated comparative financial statements and MD&A of the Fund for the year ended December 31, 2005, which are included in the 2005 Annual Report of the Fund provided to Unitholders who have requested such materials with this Information Circular. Copies of such documents are available on the internet on the Fund's SEDAR profile at www.sedar.com or may be obtained on request and without charge from the Secretary of Pembina, 2000, 700 – 9th Avenue S.W. Calgary, Alberta, T2P 3V4, Telephone (403) 231-7500.

## OTHER MATTERS

As of the date of this Information Circular, none of the directors or executive officers of Pembina knows of any amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matter properly comes before the Meeting, however, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

## SCHEDULE "A"

## MANDATE OF THE BOARD OF DIRECTORS OF PEMBINA PIPELINE CORPORATION

Set forth below are certain excerpts from the Fund's Corporate Governance Manual that constitute the mandate of the Board of Directors of Pembina:

1. General Responsibilities

Pembina's Board of Directors has the responsibility to oversee the conduct of the business of Pembina and to supervise the activities and operations of the Manager, which is responsible for the day-to-day conduct of Pembina's business pursuant to the Management Agreement. The Board's fundamental objectives are to enhance and preserve the amount of cash to be distributed to Pembina's sole shareholder, the Fund, to enhance and preserve long-term value to the Fund, to ensure that Pembina meets its obligations on an ongoing basis and to ensure that Pembina operates in a reliable and safe manner. In performing its functions, the Board should consider the legitimate interests its other stakeholders such as employees, customers and communities may have in Pembina's operations.

The Board of Directors operates by delegating certain of its authorities to the Manager through the Management Agreement as well as to appropriate committees, and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs, including constituting committees of the Board and determining director compensation.

2. Constitution

The Board of Directors of Pembina is to consist of a minimum of five and a maximum of nine directors. Whenever possible, a majority of the Board should be composed of directors who are independent of management of the Fund, Pembina or the Manager and are free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of Pembina, other than interests and relationships arising from shareholdings. The Board shall consult with the Manager on any vacancies on the Board and annually on the proposed slate of Directors to be put before the Annual Meeting of Unitholders of the Fund.

The directors shall appoint a chairman (the "**Chairman**") from amongst their number who, if possible and if in the best interests of Pembina, should not be an officer or employee of Pembina or the Manager. If the Chairman is not present at any meeting of the Board, the chairman of the meeting shall be the President of Pembina, and if the President of Pembina is not present, the chairman shall be chosen by the Board from among the directors present. The Board shall also appoint a Board Secretary who need not be a director, officer of employee of Pembina.

3. Meetings and Minutes

(a) The time, place and manner of providing notice of meetings of the Board of Directors and the procedures to be followed at such meetings shall be governed by the provisions of the by-laws of Pembina and, if applicable, the Agreements.

(b) A quorum for the transaction of business at any meeting of the Board of Directors shall be a majority of directors or such greater number of directors as the Board may from time to time determine. A director may participate in a meeting of the Board or of a committee of the Board by telephone and such director will be deemed to be present at the meeting.

(c) The powers of the Board of Directors may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the Board. At all meetings of the Board, every question shall be decided by a majority

of the votes cast on the question. In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote. Resolutions in writing may be signed in counterparts.

(d) All deliberations, recommendations, directions, decisions and resolutions of the Board of Directors shall be recorded by the Board Secretary in the minutes of the meetings of the Board, such minutes to be promptly circulated to the Board by the Board Secretary as soon as practicable and, preferably, at or prior to the next Board meeting.

4. Standard of Care

The directors in exercising their powers and discharging their duties must:

(a) act honestly and in good faith with a view to the best interest of Pembina; and

(b) exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

5. Conflicts of Interest

At any time, if a director of Pembina is a party to a material contract or proposed material contract with Pembina, or is a director or officer of or has a material interest in any person who is a party to a material contract or proposed material contract with Pembina, then that director of Pembina shall comply with the provisions of [section 120] of the *Business Corporations Act* (Alberta) (the "**ABCA**") or such other provisions of the ABCA which may be applicable to conflicts of interest.

If the interests of Pembina come into conflict with those of the Manager, pursuant to Section 6.3 of the Management Agreement, Pembina shall give prompt written notice to the Manager setting forth the reason for such conflict, and the conflict of interest shall be dealt with in the following manner:

(a) If the conflict is in respect of a matter that is required to be dealt with by the Pembina Directors, such of the Pembina Directors who are officers of the Manager shall not vote in respect of such matter.

(b) If the conflict is in respect of a matter that would not, in the absence of the conflict, be required to be dealt with by the Pembina Directors, the Manager shall be entitled to resolve the conflict, provided that in doing so it proceeds on a good faith basis consistent with the business objectives and financial resources of each group of interested parties and the totality of the relationships between such parties. In the absence of bad faith by the Manager, any decision, action or other resolution of any such conflict of interest made or taken by the Manager shall not constitute a breach of the Management Agreement or a breach of any standard of care or duty imposed hereunder or under any law, rule or regulation.

6. Statutory Responsibilities

The Board of Directors of Pembina has the statutory responsibility to manage the business and affairs of Pembina and to exercise the powers of Pembina directly or indirectly through the employees and agents of Pembina. Additionally, the Board must act in accordance with its obligations contained in:

(i) the ABCA and the regulations thereto;

(ii) Pembina's articles and by-laws; and

(iii) other relevant legislation, regulations and provisions contained in the applicable Agreements.

The Board has the statutory responsibility for considering the following matters as a full Board which, pursuant to the ABCA, may not be delegated to management, including the Manager, or to a committee of the Board:

(a) any submission to the Fund, including the Unitholders thereof, of a question or matter requiring the approval of the Unitholders;

(b) the filling of a vacancy among the directors or in the office of auditor;

(c) the issuance of securities generally (provided that the issuance of securities in a manner and on terms authorized by the directors may be delegated);

(d) the declaration of dividends and distributions to Pembina's shareholder and, when applicable, the reduction of the stated capital of Pembina in connection with such distributions;

(e) the purchase, redemption or other acquisition of shares issued by Pembina (provided that the purchase, redemption or other acquisition of shares in a manner and on terms authorized by the directors may be delegated);

(f) the approval of management proxy circulars of the Fund;

(g) the approval of annual and quarterly financial statements of Pembina and the Fund; and

(h) with consent of the Manager, the adoption, amendment or repeal of by-laws of Pembina.

7. Management Agreement

Management of Pembina has delegated the majority of its duties and responsibilities to the Manager through the Management Agreement. However, the Management Agreement explicitly states that the services which are to be provided by the Manager to Pembina, as enumerated in the Management Agreement, are subject to the overall direction of the Board of Directors of Pembina. More specifically, the Board is:

(a) to undertake the business planning, guidance and policy-making of Pembina based upon advice from and consultation with the Manager;

(b) to employ executive officers of Pembina including, without limitation, employing senior officers of the Manager to fill such roles;

(c) oversee Pembina's accounting and financial services and systems which are to be coordinated and administered by the Manager;

(d) to oversee and receive reports from the Manager regarding the business and affairs of Pembina;

(e) to oversee the activities of the Manager with respect to audit, legal and insurance matters;

(f) to approve the unaudited quarterly and the audited annual consolidated financial statements of Pembina and prior to presentation to the Trustee approve the Fund's quarterly unaudited and audited annual financial statements, together with the auditor's report thereon, and the Annual Report of the Fund together with the Management's Discussion and Analysis contained therein;

(g) to review and approve all prospectuses, annual information forms, other offering documents, management proxy circulars and any other documents ancillary or similar thereto which are prepared for the Fund;

(h) to ensure that Pembina has taken appropriate measures to safeguard itself against potential environmental liability and has allocated sufficient financial resources to provide for the costs associated with such measures, including, if deemed appropriate, the establishment of reclamation funds to provide for payment of future abandonment costs; and

(i) to do all such other acts and things as are incidental to the foregoing.

8. Board of Directors Additional Responsibilities

The Board is responsible for the additional responsibilities outlined below.

(a) Strategy Determination

The Board has the responsibility to ensure there are long-term operational and financial goals and a strategic planning process in place for Pembina and to participate with management and the Manager in developing and approving a statement of the mission of the business of Pembina and the strategy by which it proposes to achieve these goals.

(b) Managing Risk

The Board has the responsibility to understand the principal risks of the business in which Pembina is engaged and ensure that Pembina, through the Manager, achieves a proper balance between risks incurred and the potential return to the Fund and its Unitholders. The Board must also ensure that, through the actions taken by the Manager, there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of Pembina and its sole shareholder, the Fund.

(c) Appointment, Training and Monitoring Senior Management

The Board and the Compensation and Human Resources Committee have the responsibility:

(i) to approve the appointment and remuneration of all corporate officers, acting upon the advice of the Manager, and to define the terms of compensation of the Manager and its officers; and

(ii) to ensure that adequate provision has been made by the Manager to train and develop management and for the orderly succession of management.

(d) Policies, Procedures and Compliance

The Board and the Health, Safety and Environment Committee have the responsibility:

(i) to ensure that Pembina operates at all times within applicable laws and regulations and ethical and moral standards;

(ii) to approve and monitor compliance with significant policies, procedures and practices by which Pembina is operated;

(iii) to ensure Pembina sets environmental standards in its operations and is in compliance with environmental laws and legislation; and

(iv) to ensure Pembina has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies.

(e) Reporting and Communication

The Board and the Audit Committee have the responsibility to oversee and make certain that the Manager:

(i) ensures that the financial performance of Pembina is adequately reported to the Fund on a timely and regular basis;

(ii) ensures that the financial results are reported fairly and in accordance with generally accepted accounting principles;

(iii) ensures the timely reporting of any other developments that have a significant and material impact on the value of Pembina; and

(iv) reports, along with the Board, annually to the Fund on the stewardship of the affairs of Pembina for the preceding year.

(f) Monitoring and Acting

The Board and its committees have the responsibility:

(i) to monitor Pembina's progress towards its goals and objectives and to revise and alter its direction through management and the Manager in response to changing circumstances;

(ii) to take action when performance falls short of its goals and objectives or when other special circumstances warrant; and

(iii) to ensure that Pembina and the Manager have implemented adequate control and information systems which ensure the effective discharge of its responsibilities.

(g) External Advisors

If, in order to properly discharge its functions, duties and responsibilities, it is necessary, in the opinion of the Board of Directors, that the Board obtain the advice and counsel of external advisors, the chairman shall, at the request of the Board, engage the necessary advisors.

# PEMBINA PIPELINE INCOME FUND

## FORM OF PROXY

## FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS TO BE HELD ON APRIL 27, 2006

The undersigned unitholder of PEMBINA PIPELINE INCOME FUND (the "**Fund**") hereby appoints Mr. Robert B. Michaleski, the President and Chief Executive Officer of Pembina Pipeline Corporation, or failing him, Mr. D.J. Watkinson, Q.C., the Vice President, General Counsel and Secretary of Pembina Pipeline Corporation, or instead of either of the foregoing ________________________________, as proxyholder of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned in respect of all matters that may come before the annual general and special meeting of the unitholders of the Fund to be held on April 27, 2006, including any adjournment thereof (the "**Meeting**"), to the same extent and with the same powers as if the undersigned were personally present at the Meeting, with authority to vote at the proxyholder's discretion except as otherwise specified below:

Without limiting the general powers hereby conferred, the undersigned hereby directs the proxyholder to vote the Trust Units of the Fund represented by this Form of Proxy in the following manner:

1. FOR ____ or WITHHOLDING FROM VOTING ____ the nomination as directors of Pembina Pipeline Corporation of the nominees described in the accompanying Information Circular.

2. FOR ____ or WITHHOLD FROM VOTING ____ the appointment of KPMG LLP, Chartered Accountants, as auditors of the Fund and Pembina Pipeline Corporation.

3. FOR ____ or AGAINST ____ the amendment and restatement of the Fund's Trust Unit Option Plan as described in the accompanying Information Circular.

**The directors and management of Pembina Pipeline Corporation recommend that unitholders vote FOR the above matters.**

**This proxy is solicited by management of Pembina Pipeline Corporation on behalf of the Fund.** The Trust Units represented by this Form of Proxy will be voted, where the unitholder has given a choice above, as directed or, if no direction is given, FOR such proposal. The person or persons appointed under this Form of Proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in this Form of Proxy and the accompanying Notice of Meeting and Information Circular and with respect to any other matters which may be properly brought before the Meeting. This Form of Proxy should be read in conjunction with the accompanying Notice of Meeting and Information Circular.

The undersigned hereby revokes any prior proxies.

DATED this ____ day of ________________, 2006.

________________________________
Signature of Unitholder

________________________________
Name of Unitholder
(Please Print)

**NOTES:**

1. **A unitholder has the right to appoint a person, who does not have to be a unitholder, to attend and act on his or her behalf at the Meeting other than the persons designated in this Form of Proxy. This right may be exercised by inserting that other person's name in the blank space provided for that purpose and striking out the other names or by completing another proper Form of Proxy and, in either case, by delivering the completed Form of Proxy to the Fund as indicated below.**

2. This Form of Proxy must be dated and executed by the unitholder (using exactly the same name in which the Trust Units are held) or by his attorney authorized in writing or, if the unitholder is a body corporate, by a duly authorized officer or attorney thereof. A copy of any such authorization should accompany this Form of Proxy. Persons signing as executors, administrators, trustees, etc. should so indicate. If this Form of Proxy is not dated, it will be deemed to bear the date on which it was mailed to the Fund by the unitholder.

3. In order for this Form of Proxy to be effective, it must be signed and deposited with Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof.

RECEIVED
2006 JUN 29 P 5:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# CERTIFICATION OF ANNUAL FILINGS

I, PETER D. ROBERTSON, Vice President, Finance and Chief Financial Officer of Pembina Management Inc., as Administrator of Pembina Pipeline Income Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Pembina Pipeline Income Fund, (the issuer) for the period ending December 31, 2005.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings.

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 1, 2006

[Signed, Peter. D. Robertson]

Peter D. Robertson
Vice President, Finance and Chief Financial Officer
Pembina Management Inc.

**CERTIFICATION OF ANNUAL FILINGS**

I, ROBERT B. MICHALESKI, President and Chief Executive Officer of Pembina Management Inc., as Administrator of Pembina Pipeline Income Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Pembina Pipeline Income Fund, (the issuer) for the period ending December 31, 2005.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings.

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 1, 2006

[Signed, Robert B. Michaleski]

Robert B. Michaleski
President and Chief Executive Officer
Pembina Management Inc.

# Pembina Pipeline Income Fund

2005 Annual Report

leverage

momentum



transition

PIF.UN

PEMBINA PIPELINE INCOME FUND | 2005 ANNUAL REPORT

## PEMBINA PIPELINE INCOME FUND

Pembina Pipeline Income Fund, an unincorporated open-end trust, pays monthly cash distributions to Unitholders. Pembina's publicly-traded securities trade on the Toronto Stock Exchange under the symbols: PIF.UN – Trust Units; PIF.DB, PIF.DB.A and PIF.DB.B. – convertible debentures. Pembina's corporate head office is located in Calgary, Alberta.

## CORPORATE PROFILE

Pembina Pipeline Income Fund, following eight years of expansion, diversification and development, is among the predominant issuers within the Canadian energy infrastructure income trust sector. With an enterprise value of $2.5 billion and almost 114 million Trust Units outstanding, Pembina offers a stable, liquid trust sector investment.

Pembina's solid foundation of premium assets generates the consistent and sustainable monthly cash distributions to Unitholders that has become the hallmark of the Fund. A leader in Canada's liquids feeder pipeline industry with a growing presence in the oil sands and midstream sectors, Pembina's dependable network of 8,350 kilometers of pipeline and related assets provide an integral service to the western Canadian energy industry.

## OUR INTEGRATED BUSINESS MODEL

**Oil Sands Infrastructure**
- long-term contracts
- long-life reserves
- stable returns that are independent of throughput and capacity utilization

**Conventional Pipelines**
- contract and market-based revenue
- ideally positioned to exploit existing capacity and attract new business
- accretive development potential

**Midstream Business**
- generate incremental value from existing assets
- expand service offering
- extend life of conventional assets
- knowledge-based enterprise offers significant growth potential

### FORWARD-LOOKING STATEMENTS

*This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, such as loss of market, regulatory matters, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources.*

## PEMBINA'S PIPELINE SYSTEMS



Conventional Pipelines
Oil Sands Pipelines
Pipelines by Others
ATHABASCA OIL SANDS
TAYLOR
FORT McMURRAY
PRINCE GEORGE
Fort Saskatchewan
Ethylene Storage
EDMONTON
KAMLOOPS
CALGARY
VANCOUVER


### CREDIT AGENCY RATINGS

| | |
|---|---|
| **Pembina Pipeline Income Fund:** | |
| DBRS stability rating | STA-2 (low) |
| **Pembina Pipeline Corporation:** | |
| DBRS senior secured debt rating | 'BBB high' |
| DBRS senior unsecured debt rating | 'BBB' |
| S&P's credit profile rating | 'BBB' |
| S&P's senior secured debt rating | 'BBB plus' |
| S&P's senior unsecured debt rating | 'BBB' |

Pembina has positioned its conventional pipeline business to prosper in a fast-paced energy environment in western Canada. Our oil sands infrastructure provides a gateway to rapid development of the vast oil sands resource located in northeastern Alberta.

### TABLE OF CONTENTS



# competitively positioned

AT A GLANCE

# Pembina Pipeline

## Our Business Segments



CONVENTIONAL PIPELINES


### ALBERTA

Pembina's seven operated and two non-operated crude oil and natural gas liquids (NGLs) pipelines located in Alberta transported an average of 411,600 barrels per day in 2005. Pembina completed a record number of new connections and upgrades on the Alberta pipelines in 2005, generating the first year over year throughput increase in several years.

### BRITISH COLUMBIA (BC)

The BC pipelines consist of the gathering system upstream of Taylor, BC, Pembina's BC transportation hub, and the Western system. The gathering pipelines collectively transported an average of 32,000 barrels per day in 2005, essentially all of the oil and condensate produced in BC.

Pembina's Alberta and BC pipelines transport approximately one half of the light conventional crude oil and a growing proportion of the condensate and NGLs produced in western Canada.



OIL SANDS INFRASTRUCTURE


### ALBERTA OIL SANDS PIPELINE (AOSPL)

Pembina's AOSPL system provides dedicated transportation service to the Syncrude project, with a contracted capacity of 389,000 barrels per day. The long-term, contract based returns are independent of actual pipeline throughput and capacity utilization.

### HORIZON PIPELINE

In 2005, Pembina announced an agreement for the development of the Horizon Pipeline, to provide exclusive transportation service to Canadian Natural Resources Limited's Horizon Oil Sands Project. Execution of definitive agreements, including a twenty-five year extendable Transportation Agreement, is expected by the end of the first quarter of 2006. The estimated $300 million pipeline could be available for service by mid-2008.

### CHEECHAM LATERAL

Pembina announced an agreement for the construction of the Cheecham Lateral in 2005, a 56-kilometer pipeline designed to transport product from an outlet point on Pembina's AOSPL system to a new terminalling facility located near Cheecham, Alberta. The $42 million fully-contracted pipeline will provide 136,000 barrels per day of synthetic crude oil carrying capacity, and is expected to be in-service by December 2006.



On completion of the Horizon Pipeline, Pembina will have capacity to transport 640,000 barrels per day of synthetic crude oil produced from oil sands.



MIDSTREAM BUSINESS


### ETHYLENE STORAGE

The Fort Saskatchewan Ethylene Storage Facility is the sole large-scale underground ethylene storage facility in Alberta. Pembina's 50 percent non-operated interest in this asset provides contracted, long-term returns and diversifies Pembina's business into the petrochemical sector without corresponding commodity price exposure.

### TERMINALLING, STORAGE AND HUB SERVICES

Pembina commenced operations under its newly created terminalling, storage and hub services division in 2005, initiating new services on two of its pipeline systems during the year. Expansion of division operations over targeted segments of Pembina's conventional pipeline assets will continue in 2006.

## Our Business Strategy

### CONVENTIONAL PIPELINES

Pembina manages its conventional pipeline business to maintain operating margins and attract new business. Market-based tolling arrangements provide the flexibility to respond quickly to changing operating and economic conditions to ensure these objectives are met.

### OIL SANDS INFRASTRUCTURE

Pembina's growing investment in oil sands infrastructure will generate a solid foundation of very long-term, fully-contracted returns that will support the sustainability of the Fund well into the future. Pembina views continuing participation in the development of western Canada's vast oil sands resources as a key objective.

### MIDSTREAM BUSINESS

Pembina will maximize the value imbedded in its existing investment in conventional transportation infrastructure by expanding its midstream operations over segments of this asset base. The integration of Pembina's business activities over a broader range of the energy value chain supports this objective.

## Our Business Results



2005 REVENUE
290.5 Total




2005 NET OPERATING INCOME
187.3 Total




2005 TOTAL ASSETS
1,528.1 Total

FUTURE OPPORTUNITIES

# premium assets

Pembina has emerged as a leading integrated transportation and midstream service provider in western Canada. Looking ahead, the initiatives launched in 2005 will fuel the ongoing expansion of all of our business units.



## wealth of knowledge

## 2005 HIGHLIGHTS

| | 2005 | 2004 |
|---|---|---|
| Revenues *(millions)* | **$ 290.5** | $ 279.1 |
| Distributed cash[(1)] *(millions)* | **$ 113.5** | $ 106.2 |
| Distributed cash per Trust Unit[(1)] | **$ 1.05** | $ 1.05 |
| Trust Units outstanding *(weighted average in millions)* | **108.1** | 101.1 |
| Average daily trading volume *(units per day)* | **227,000** | 196,000 |
| Total enterprise value[(1)] *(at December 31, millions)* | **$ 2,499.8** | $ 2,134.8 |
| Total debt to total enterprise value | **27.3%** | 34.2% |
| Throughput volumes *(thousands of barrels per day)*[(2)] | | |
| Alberta | **411.6** | 409.5 |
| BC | **23.8** | 25.5 |
| Total Conventional pipelines | **435.4** | 435.0 |
| Oil Sands | **389.0** | 303.7 |
| Total | **824.4** | 738.7 |

(1) *Refer to "Non-GAAP Measures" on page 30.*

(2) *Actual throughput reported for conventional pipelines, and contracted capacity for oil sands.*

# proven results

**COMPARATIVE TOTAL RETURNS** *(Index Value)*



PIF.UN
Income Trust Index
S&P/TSX Composite Index
250
200
150
100
50
0
1998
1999
2000
2001
2002
2003
2004
2005


*Data provided by BMO Nesbitt Burns Income Trust Research, indexed to 100 at October, 1997.*

**HISTORIC DISTRIBUTIONS**



Monthly Distributions[1] ($ per Unit)
Cumulative Distributions ($ per Unit)
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Q1 1997
Q1 Q2 Q3 Q4 1998
Q1 Q2 Q3 Q4 1999
Q1 Q2 Q3 Q4 2000
Q1 Q2 Q3 Q4 2001
Q1 Q2 Q3 Q4 2002
Q1 Q2 Q3 Q4 2003
Q1 Q2 Q3 Q4 2004
Q1 Q2 Q3 Q4 2005


[1] *Cash distributions paid monthly from May 1998.*



From left to right:
**Lorne B. Gordon**
Chairman
**Robert B. Michaleski**
President and
Chief Executive Officer

Pembina has built its reputation on results driven by the solid operating and financial performance of its underlying base of premium energy infrastructure assets.

# Letter to Fellow Unitholders

2005 was a year of record achievement for Pembina – a year in which we successfully capitalized on the growth and development potential across our growing base of energy infrastructure assets. Beyond setting financial and expansion records during the year, 2005 marked a year of transition.

Following eight years of growth and diversification, over which time the enterprise value of the Fund increased fourfold from just over $600 million at the initial public offering in late 1997 to $2.5 billion today, Pembina has emerged as a leading integrated transportation and midstream service provider in western Canada. Looking ahead, initiatives launched in 2005 will fuel the ongoing expansion of our conventional and increasingly important oil sands transportation businesses and will provide the springboard for the future development of our nascent midstream business, as we continue to unlock the potential embedded in our substantial investment in energy infrastructure.

**2005 HIGHLIGHTS**

Pembina has delivered eight consecutive years of stable and growing cash distributions to Unitholders of Pembina Pipeline Income Fund. In 2005, distributed cash totaled $113 million, or $1.05 per Trust Unit and, on a cumulative basis since inception in 1997, the Fund has distributed a total of $688 million or $8.25 per Trust Unit. In late 2005 Pembina announced a 9 percent increase in its distribution objective, to an annual rate of $1.14 per Trust Unit commencing in January 2006. This increase in the distribution rate is sustainable and is supported by the ongoing profitable expansion of Pembina's underlying business.

Pembina has built its reputation on results driven by the solid operating and financial performance of its underlying base of premium energy infrastructure assets. Key operating and financial measures indicate our continuing success in 2005. During the year, a new high-water mark was established for revenue and operating margins, as Pembina reported $290 million and $188 million respectively for these metrics in 2005. The rapid pace of oil and natural gas industry activity in western Canada over the past several years, together with Pembina's strategic positioning at the heart of much of that activity, has created historic levels of development and expansion opportunities. Pembina invested $79 million in its business during the year and the $450 million of committed capital projects before us, and several others under development, supports our future growth and prosperity.

**ENTERPRISE VALUE AND TRUST UNITS OUTSTANDING**


Enterprise Value ($ billions)
Trust Units Outstanding (millions of Units)
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
125
100
75
50
25
0
98
99
00
01
02
03
04
05

## 2005 ACCOMPLISHMENTS: WE DELIVERED ON OUR COMMITMENTS

*We delivered on our commitment to expand our oil sands presence.* Investment in oil sands related transportation infrastructure is a strategic imperative of the Fund and, in 2005, we were very pleased to have achieved this critical objective, announcing two significant pipeline agreements signed during the year. In August, Pembina entered into an agreement to provide exclusive pipeline transportation service to Canadian Natural Resources Limited's Horizon Oil Sands Project. Pembina will provide 250,000 barrels per day of capacity to be available mid-2008 at a cost of roughly $300 million. Upon completion of the Horizon Pipeline, Pembina will have the capacity to transport 640,000 barrels per day of synthetic crude oil produced from oil sands, and the Horizon Pipeline carries embedded expansion opportunities. Further, a twenty-five year extendable agreement was executed in 2005 with a consortium of oil sands producers for the construction of the Cheecham Lateral, a synthetic crude oil delivery pipeline that will provide 136,000 barrels per day of capacity at a cost of $42 million. These initiatives will, together with our existing substantial investment in this region, elevate Pembina to amongst the largest of the oil sands infrastructure players in western Canada and position Pembina as a viable competitor in the capture of new business in the ongoing development of this expansive resource.

*We delivered on our commitment to profitably diversify our business.* During 2005, Pembina established a new midstream business segment created to house both our existing ethylene storage interest and a new terminalling, storage and hub services division. Under the new division, Pembina will offer a wider range of services to pipeline customers and augment the revenue generated from our extensive investment in conventional transportation infrastructure. A joint venture agreement with Keyera Energy was announced in mid-2005 that will see additional services offered on the Swan Hills pipeline system. Pembina initiated similar services on the Cremona system late in the year and is evaluating opportunities to expand the scope of this business, which is projected to have considerable returns potential, over other segments of our conventional business.

*We delivered on our commitment to maintain our investment discipline.* We have established a set of strict criteria by which to evaluate acquisition and capital investment opportunities. Only those investments that have the potential to add value by generating incremental distributable cash, provide strategic competitive advantage or create diversification benefits are considered. This discipline has caused us to stand on the sidelines in today's highly competitive acquisition market, shifting our focus toward the many attractive organic growth opportunities that are available to us in the current environment.



From left to right:

**Peter D. Robertson**
Vice President, Finance and Chief Financial Officer

**D. James Watkinson, Q.C.**
Vice President, General Counsel and Secretary

**Michael H. Dilger**
Vice President, Business Development

**S. Bruce Harris**
Vice President, Operations

2005 was a rewarding year, and we expect to carry that success forward into 2006.

**LIQUID INVESTMENT**



Annual Value Traded ($ millions)
Average Daily Volume (thousands of Units)
$800
$700
$600
$500
$400
$300
$200
$100
$0
230
210
180
150
120
90
60
30
0
98*
99
00
01
02
03
04
05


** PIF.UN commenced trading as a fully paid trust unit on October 23, 1998.*

Our adherence to this discipline has yielded ample rewards in terms of unprecedented growth and accretion potential.

***We delivered on our commitment to maintain our financial discipline.***

Our tremendous growth has been achieved while maintaining a solid, prudently managed balance sheet. Investment grade credit agency ratings support our ability to access the capital required to fund future growth initiatives on favorable terms. As we move through a significant expansion phase in the coming years, Pembina will maintain its balance sheet discipline and ensure sufficient financial capacity is available to capture future opportunities as they arise.

We are encouraged by the unprecedented volume and scope of business development projects we see before us.

***We delivered on our commitment to provide stable, growing cash distributions.***

After distributing $1.05 per Trust Unit annually since 2001, Pembina announced a 9 percent increase in its distribution objective to an annual rate of $1.14 per Trust Unit. Strong operating results produced by Pembina's conventional assets coupled with growth in its oil sands and midstream business units has generated a significant and sustainable increase in cash flow that will support the new level of cash distribution.

## OUTLOOK FOR 2006 AND BEYOND: OUR TARGETS AND HOW WE WILL ACHIEVE THEM

*On our conventional pipelines*

Pembina's primary objective for its conventional assets is the maintenance of operating margin contribution while pursuing opportunities for throughput and revenue enhancement. During 2005, record levels of industry activity in many of our service areas resulted in throughput levels that, on some of our pipeline systems, more than offset natural declines. Significant industry investment in several of our key transportation service regions bodes well for further gains and, in combination with our established programs of toll management, asset rationalization and cost control, Pembina is confident of meeting its objective for the conventional pipelines in the coming year.

*In the oil sands*

Pembina has, over the past year, announced important new investment in oil sands infrastructure that will meaningfully expand its operating footprint in this strategic, long-life production region. Our existing AOSPL system, together with the Horizon Pipeline and Cheecham Lateral projects currently underway, uniquely position Pembina to leverage our existing asset base and operating presence in the region to successfully capture future opportunities. Further, the fully-contracted and very long-term returns generated by these assets will provide a secure stream of stable cash flow to the Fund and its owners for many years to come.

*In our midstream business unit*
During 2005, Pembina expanded the range of its midstream business beyond its non-operated interest in the ethylene storage facility acquired in mid-2003, by creating terminalling, storage and hub services. This new service was initiated on two of Pembina's conventional systems during 2005, with the intent to roll-out these activities over several additional pipeline systems in the coming years. This integration strategy is projected to produce significant benefits to both our pipeline customers and to Unitholders of the Fund, by expanding the range of services offered, extending the economic life of our asset base and by providing substantial revenue enhancement potential.

*And beyond*
Pembina's extensive network of pipelines opens up unique development opportunities. In 2005, Pembina announced participation in a pipeline project that, if constructed, would transport up to 100,000 barrels per day of imported condensate from the west coast of BC to Pembina's Western system in north central BC. From there the condensate can access Pembina's network of local, regional and interprovincial pipelines to reach a range of markets. Pembina is currently in discussion with potential shippers and, should firm capacity commitments be obtained, the service could be available to customers as early as 2009. Among other uses, this condensate could serve oil sands producers facing a critical shortage of diluent. Should these potential shippers also contract with existing pipelines owned by Pembina downstream of the Western system for delivery to the Edmonton, Alberta area, the capital investment by Pembina could reach $1 billion in aggregate.

## IN CLOSING

2005 was a very rewarding year, and we expect to carry that success into 2006 and beyond. In a very positive environment, our business is firing on all cylinders, with committed and potential expansion and development opportunities across our three business segments. Initiatives undertaken in 2005 have the potential to materially impact Pembina's operations and financial results in the years ahead. We are encouraged by the unprecedented volume and scope of business development prospects we see before us and the tremendous growth potential therein and, are confident in our ability to strengthen our predominant position within the Canadian energy infrastructure trust sector.

While this level of expansion and development activities is not without challenges in a competitive labour market, Pembina is confident it has the existing core competencies, people and proven track record to deliver the impressive list of projects. Our staff is experienced, knowledgeable and motivated, and has a solid track record of being able to execute on new projects. We would like to thank all our people for their hard work, creativity and dedication that provided great results in 2005 and the many opportunities for 2006 and beyond.

Pembina's primary objective, attained with exceptional success over the past eight years, is to provide stable distributions to Unitholders that are sustainable over the long term while pursuing opportunities for accretive growth. We will continue to pursue our proven business strategy with the same vigor and discipline that has produced the superior results for which Pembina is reputed. Results that contributed to the 25 percent total return Pembina investors enjoyed in 2005, the highest amongst our peers in the pipeline trust sector. Further, our unwavering focus on sound corporate governance and prudent stewardship instills confidence that the interests of all of Pembina's stakeholders will best be served.

*"Lorne B. Gordon"*

**Lorne B. Gordon**
*Chairman*
*Pembina Pipeline Corporation*
*March 2, 2006*

*"Robert B. Michaleski"*

**Robert B. Michaleski**
*President and Chief Executive Officer*
*Pembina Pipeline Corporation and*
*Pembina Management Inc.*

# Corporate Governance

Pembina strives to achieve best practices in corporate governance. The Board of Directors, management and all employees work to ensure that the interests of Pembina's Unitholders and other stakeholders are represented and protected by high standards of corporate conduct. In 2005, Pembina's Board approved and Pembina's management implemented a Code of Ethics that all employees are required to endorse.

**STATEMENT OF CORPORATE GOVERNANCE PRACTICES**

The Board of Directors of Pembina Pipeline Corporation, a wholly owned subsidiary of the Fund, is responsible for overseeing the governance of the Fund.

The Board currently consists of six directors, five of whom are independent within the meaning prescribed by Canadian securities laws. The one management director is the President and Chief Executive Officer of Pembina Pipeline Corporation. At the annual meeting of the Fund, all directors are elected by the Unitholders of the Fund. The Chairman of the Board is an independent director. The Board supervises the activities and operations of the Fund through special and regularly scheduled meetings. At each Board meeting, the independent directors have developed a practice of meeting separately from management.

The Board of Directors has the responsibility to oversee the conduct of the business of the Fund and to supervise the activities and operations of management, which is responsible for the day-to-day conduct of the Fund's business. The Board's fundamental objectives are to enhance and preserve the cash to be distributed by the Fund's operating subsidiaries to the Fund, to enhance and preserve long-term value to the Fund, to ensure that the Fund and Pembina meet their obligations to all stakeholders on an ongoing basis and to ensure that Pembina operates in a reliable and safe manner.

In exercising their powers and discharging their duties, the directors must act honestly and in good faith with a view to the best interest of the Fund and exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

During 2005, Pembina's Board approved a Code of Ethics for the Company, establishing high standards governing the activities of Pembina employees, executive and Board members. A copy of the Code of Ethics is available on the Fund's website at **www.pembina.com** or on the Fund's SEDAR profile at **www.sedar.com**.

There are three Board committees, each of which is made up of three independent Board members. These committees are the Audit Committee, the Health, Safety and Environment Committee and the Human Resources and Compensation Committee. Each committee has its own defined mandate and meet periodically during the year to fulfill their duties and responsibilities. At a minimum, the Audit Committee meets at quarterly intervals, both with management and the auditors of the Fund, as well as separately with the auditors.

**AUDIT COMMITTEE**

The Audit Committee has the authority to investigate any activity of the Fund or its subsidiaries. The Audit Committee may retain persons having special expertise to assist in fulfilling its responsibilities and set and pay the compensation for any advisors employed.

Certain of the major responsibilities of the Audit Committee include:

i) to review any financial forecasts or budgets of the Fund or its subsidiaries as they relate to their operations, which are disclosed in any public document;

ii) to recommend the firm to be appointed as the Fund's external auditors and their remuneration and to meet separately with the external auditors and management to discuss the Fund's financial statements and any issues arising there from;

iii) to review the Fund's interim and annual consolidated financial statements, MD&A and earnings press releases before they are publicly disclosed and ensure they are fairly presented in all material respects in accordance with Canadian generally accepted accounting principles and ensure the selection of accounting policies is appropriate;

iv) to receive and review reports from the corporate Pension Committee of Pembina and to recommend or approve changes as appropriate with respect to risk management of pension assets and liabilities, actuarial valuations as required by statute, the Statement of Investment Policies and Procedures, funding policy and fund performance for the pension plans; and

v) jointly with the Human Resources and Compensation Committee, report on the status of the pension plans to the Board at least annually.

**HEALTH, SAFETY AND ENVIRONMENT COMMITTEE**

The Health, Safety and Environment Committee has the following advisory functions, duties and responsibilities:

i) to ensure Pembina maintains written policies, approved by the Committee, which meet or exceed industry standards, and address risk management, accident reporting, and contingency planning in order to protect the health and safety of both employees and the public, and safeguard the environment;

ii) to ensure Pembina establishes and maintains a health, safety and environment management program in compliance with its health, safety and environment policies, and does so in a manner which meets or exceeds industry standards and applicable health, safety and environmental laws; and

iii) to ensure that Pembina regularly undertakes compliance reviews to monitor its performance and to receive and review such compliance reviews and other reports of the Safety and Environment Committee in order to report to the Board with respect to Pembina's health, safety and environment record.

**HUMAN RESOURCES AND COMPENSATION COMMITTEE**

The Human Resources and Compensation Committee has the following advisory functions, duties and responsibilities:

i) through discussions with the Chief Executive Officer, to establish a performance management program for the Chief Executive Officer, set specific performance goals and measures each year for the Chief Executive Officer and assess the performance relative to the goals, and assure alignment of these goals with Pembina's business plan and provide compensation criteria for senior management;

ii) to review with the Chief Executive Officer, the officer and management structure and principal programs for leadership development and succession planning of officers other than the Chief Executive Officer, and monitor progress and development of officers and key management in accordance with succession plans;

iii) to receive and review reports from the corporate Pension Committee of Pembina and to recommend or approve changes as appropriate with respect to pension plan design and benefit matters, pension plan administration, plan member communication and education including any applicable compliance or disclosure requirements pertaining to these areas; and

iv) jointly with the Audit Committee, report on the status of the pension plans to the Board at least annually.

The Board has approved a Corporate Governance Manual of the Fund that sets out the duties and expectations of the Board, its committees and the management of the Fund. This Manual is reviewed and updated periodically to ensure ongoing compliance with evolving corporate governance best practises.

Readers are referred to the Information Circular relating to the Fund's 2006 annual general and special meeting where a more detailed overview of these corporate governance practices (including the disclosure required under Canadian securities laws) is contained under the heading "Statement of Corporate Governance Practices".

# Board of Directors








*Left Column*
**Lorne B. Gordon**
**Myron F. Kanik**
**Robert F. Taylor**

*Right Column*
**David A. Bissett**
**David N. Kitchen**
**Robert B. Michaleski**

**Lorne B. Gordon** (1)(2)

*Chairman of the Board since October 1997*

Mr. Gordon was President and CEO of Pembina Corporation from 1985 to 1993. Mr. Gordon served as Chairman and Director of the Canadian Energy Research Institute from December 1994 to March 1997. He is past Chairman of the Canadian Petroleum Association, founding member of the Board of Governors of the Canadian Association of Petroleum Producers, and current Director of Mancal Corporation, Mancal Energy and Mancal Coal. Mr. Gordon received his Chartered Accountant designation in 1971.

**Myron F. Kanik** (2)

*Director since October 1997*

Mr. Kanik was previously with the Alberta Department of Energy and served in various capacities, including Deputy Minister. Mr. Kanik was President of the Canadian Energy Pipeline Association from 1993 to 1999. Mr. Kanik is currently a Director of TSX-listed AltaGas Income Trust, CS Petroleum Exploration and Nasdaq-listed Canada Southern Petroleum and is actively engaged in the governance of several not-for-profit organizations.

**Robert F. Taylor** (3)

*Director since October 1997*

Mr. Taylor was a Director of Shell Canada Limited and President of Shell Canada Products from 1993 to 1996. He became Executive Vice President of Shell Canada Resources in 1991, following three years with Shell International Petroleum Company in London, England. He is currently a Director of McTAY Holdings, a private investment company and Sempa Power Systems. He is actively involved in the governance of the Duke of Edinburgh Commonwealth Study Conferences. Mr. Taylor received his Chartered Accountant designation in 1965.

**David A. Bissett** (1)

*Director since May 2001*

Mr. Bissett, a lawyer and CFA charterholder, is the founder of Bissett and Associates Investment Management Ltd., now a division of Franklin Templeton Investments. Mr. Bissett is actively involved in the governance of several private corporations and community groups.

**David N. Kitchen** (1)(2)(3)

*Director since April 1999, Trustee October 1997-1999*

Mr. Kitchen was Senior Vice-President and General Manager, Alberta and Northwest Territories with the Royal Bank of Canada from 1986 to 1996, and Senior Vice President, Global Energy Group of the Royal Bank from 1984 to 1986. Mr. Kitchen has an Honours Degree in Political Science and Economics from the University of Toronto and is a graduate of the Executive Program in Business from Columbia University, New York. Mr. Kitchen is affiliated with several educational and other not-for-profit organizations.

**Robert B. Michaleski**

*President and Chief Executive Officer of Pembina Pipeline Corporation and Director since January 2000*

Mr. Michaleski was appointed Controller of Pembina in January 1980 and Vice President Finance in September 1992. In connection with Pembina Pipeline Income Fund's initial public offering in October 1997, he was named Vice President Finance and Chief Financial Officer of Pembina. Mr. Michaleski is currently a director of TSX-listed Real Resources Inc., and two private companies, Coril Holdings Ltd. and Coril Trust Company. Mr. Michaleski holds a Bachelor of Commerce (Honors) degree and received his Chartered Accountant designation in 1978.

(1) *Audit Committee Member*

(2) *Human Resources and Compensation Committee Member*

(3) *Health, Safety and Environment Committee Member*

# Business Overview

Pembina has, over the past eight years, created an extensive network of energy infrastructure assets strategically located in the heart of the oil and natural gas production regions located across Alberta and BC. Our conventional pipelines provide dependable, cost effective transportation service to a broad base of customers, moving an average of 435,400 barrels per day of light crude oil, condensate and natural gas liquids. Our current oil sands infrastructure, with capacity to deliver 389,000 barrels per day of synthetic crude oil, provides dedicated service to the largest oil sands mining operation in the world.

## Pembina has created a secure foundation supporting the future stability and sustainability of our distributions.

Pembina has worked to strike an optimal balance between fully-contracted and flexible, toll-based revenue. Thirty-four percent of our revenue was generated under long-term contracted capacity agreements in 2005. Pembina has created a secure foundation supporting the future stability and sustainability of our distributions, while preserving upside potential.

Pembina continues to invest in our assets to promote the continuous safe, dependable and profitable operation of the pipeline systems. During 2005, Pembina made considerable investments toward this objective, utilizing the latest advancements in technology and communications to maintain and enhance our high operating standards.

Included in these investments is Pembina's multi-year "crack-tool" program, which continued during 2005. Under the initial phase of this program, eight pipelines will be tested internally over a four-year period utilizing new crack detection technology. This state-of-the-art technology detects cracks in operating pipelines, replacing previously employed destructive and disruptive testing techniques and enabling proactive repairs and thereby avoiding potentially costly pipeline breaks. By the end of 2005, three of these inspections had been completed, with another three planned for 2006. The initial phase of this program will be completed in 2007 at a cost of roughly $16 million.

Detailed analysis of the data provided by the first phase of this program is being used to develop maintenance programs which ensure susceptible features are mitigated. This data also aids in determining the need and frequency for future inspections of the pipelines.

**2005 HIGHLIGHTS**

| | Conventional Pipelines Alberta | | BC (1) | | Oil Sands Infrastructure (3) | | Midstream Business (3) | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 | **2005** | 2004 | **2005** | 2004 | **2005** | 2004 |
| **Average throughput** *(mbbls/day)* | **411.6** | 409.5 | **23.8** | 25.5 | **389.0** | 303.7 | | | **824.4** | 738.7 |
| Revenues *($ millions)* | **$ 179.0** | $ 173.4 | **$ 25.3** | $ 28.3 | **$ 55.5** | $ 54.1 | **$ 30.7** | $ 23.3 | **$ 290.5** | $ 279.1 |
| Operating expense *($ millions)* | **65.4** | 65.7 | **15.0** | 17.6 | **18.5** | 18.2 | **3.8** | 3.5 | **102.7** | 105.0 |
| Net operating income (4) *($ millions)* | **$ 113.6** | $ 107.7 | **$ 10.3** | $ 10.7 | **$ 37.0** | $ 35.9 | **$ 26.9** | $ 19.8 | **$ 187.8** | $ 174.1 |
| Average toll (2) *($/bbl)* | **$ 1.20** | $ 1.17 | **$ 1.24** | $ 1.29 | **$ 0.69** | $ 0.61 | | | **$ 1.04** | $ 0.99 |

(1) *Volume includes BC production transported on the Western system only. Revenue and operating expense includes Western system and BC gathering system results.*

(2) *Midstream revenue is excluded in total average toll calculation, Oil Sands average toll based on actual throughput.*

(3) *Revenue is contract-based and independent of utilization rates, therefore volumes reported are contracted capacity.*

(4) *Refer to "Non-GAAP Measures" on page 30.*



# energy infrastructure

Pembina's diversified portfolio of energy infrastructure assets are strategically located across Alberta and British Columbia.





Another multi-year program initiated in 2002, designed to upgrade and standardize the Supervisory Control and Data Acquisition (SCADA) on the pipelines, progressed well during 2005. The SCADA system is used for data collection and controlling the flow of product through the pipelines. By the end of 2005, the SCADA systems upgrades were complete on the majority of the pipelines, with one additional pipeline upgrade nearing completion, leaving only two remaining. In 2005, Pembina also embarked on a project to upgrade the leak detection system that works in concert with the SCADA system. Early detection of leaks is critical in containment and minimizing damages. Development of this new system will begin in 2006.

For the first time in several years, Pembina's conventional pipelines saw a year over year increase in throughputs.

**CONVENTIONAL PIPELINES**

Oil and natural gas exploration and development activity in western Canada continued at a rapid pace throughout 2005, fueled by high commodity prices. Western Canada's oil and gas industry continued its aggressive drilling activity and in 2005 set yet another record in the number of oil and gas wells drilled, totaling almost 25,000. Expectations for 2006 are that this record setting pace of activity will again be surpassed. Pembina continued to benefit from this elevated activity, as new discoveries and development activity in the conventional pipeline service areas helped to offset natural declines on connected reserves and was significant enough to generate year over year throughput growth on some systems.

*Alberta*

Pembina's Alberta pipelines, comprised of seven operated and two non-operated crude oil and natural gas liquids pipelines, collectively transported an average of 411,600 barrels per day during 2005, a slight increase over the previous year. These pipelines contributed 62 percent of aggregate revenue in 2005. The year over year volume increase on these mature pipelines was attributable to volume growth produced by record levels of exploration and development activity in the oil and gas industry.

Work was initiated on four upgrading projects and five new connections to our Alberta pipelines in 2005. All four upgrading projects and three of the new connections came on stream in 2005 and the other two new connections will start production in early 2006.


PEMBINA'S PIPELINE SYSTEMS
ATHABASCA OIL SANDS
TAYLOR
FORT McMURRAY
PRINCE GEORGE
Fort Saskatchewan
Ethylene Storage
EDMONTON
KAMLOOPS
CALGARY
VANCOUVER
Conventional
Oil Sands
Others

During 2005, Pembina announced an agreement for the transportation of crude oil delivered from Plains Marketing Canada LP's Calven pipeline system, located in northeastern Alberta, whereby the Calven pipeline will be reversed to make deliveries into Pembina's Peace system. The five-year extendable agreement will provide an incremental 18,000 to 20,000 barrels per day of throughput upon start-up in March 2006, with an additional 3,500 barrels per day coming on stream at mid-year 2006. The agreement offers a fixed toll arrangement, with periodic adjustment for operating expense escalation. The metering and related equipment required to facilitate the transportation of these additional volumes cost approximately $1.0 million.

Three new battery connections in the Nisku zone on the Pembina system were completed during 2005 at a combined cost of approximately $3 million. Together, these new facilities will have the capacity to deliver an incremental 36,000 barrels per day and Pembina expects that producers will ramp-up production over 2006 and into the future as ongoing producer development programs bring on new production. Renewed industry development of the Nisku zone in south-central Alberta has resulted in a material increase in projected receipts on the Pembina system.

Pembina completed the construction of a new natural gas liquids pipeline interconnection between the Peace and Northern pipelines in 2005. This $21 million pipeline segment enables the movement of 25,000 barrels per day of product off of the Peace system onto the Northern system. This will provide capacity for incremental receipts onto the Peace system of up to 25,000 barrels per day, available to transport projected increasing production of NGLs in northwestern Alberta.

During 2005, Pembina began planning and developing new facilities designed to segregate high sulphur content crude oil from light sweet crude oil on the Pembina system. Necessitated by ever increasing sulphur levels on the Pembina system volumes, this project will allow Pembina to maintain a high quality crude oil stream as well as offer system shippers a wider array of services. The facilities are expected to be complete and in service in late 2006. Pembina will recover the capital expended on this project, estimated at approximately $30 million, through an incremental toll on crude oil receipts on the Pembina system.

Pembina is optimistic that we will see continuing volume growth in 2006 on our major conventional pipelines.

As high commodity prices and record-breaking levels of industry activity continue, Pembina is optimistic that we will see volume growth in 2006 on our major conventional pipelines, namely the Peace, Swan Hills and Pembina pipelines.

*British Columbia ("BC")*
Pembina's BC pipelines consist of the BC gathering system located upstream of the Taylor transportation hub and the Western system which delivers product to the Prince George refinery and to Kamloops for transmission to the west coast. Collectively, these systems serve the oil and natural gas producing region located in the northeastern quadrant of British Columbia and transport virtually all of the crude oil and condensate produced in the province.

The BC gathering pipelines transported an average of 32,000 barrels per day during 2005, 23,820 barrels per day of which was routed on the Western system, with the remainder transported east on Pembina's Alberta systems. The BC pipelines contributed 9 percent of Pembina's aggregate revenue in 2005. Revenue generated by the provincially regulated BC gathering pipelines represents 58 percent of revenue generated by the BC pipelines. Western system tolls are governed by shipper agreements and contributed 42 percent of BC revenue in 2005.

Pembina invested over $10 million in the BC pipelines during 2005, funding two major, and a number of smaller, projects on the gathering and Western systems. Approximately $3.5 million was allocated to the third and final phase of a major upgrade to the Taylor terminal, the hub of the Pembina pipeline systems in BC. This upgrade will provide for a safer and more efficient operation of this terminal. The inspection of the northern portion of the Western system with a crack detection tool was completed in



2005. The crack detection tool inspection program augments Pembina's extensive and rigorous integrity management practices. A new 600 barrel per day connection into the Boundary Lake gathering pipeline was constructed in 2005.

**OIL SANDS**

*Alberta Oil Sands Pipeline ("AOSPL")*
Pembina's AOSPL system provides synthetic crude oil transportation service to Syncrude Canada Ltd., the world's largest crude oil producer from oil sands. AOSPL operates under the terms of a long-term contract that provides for the flow through of Pembina's operating costs to Syncrude, and is structured to avoid any commodity price or pipeline utilization risk. AOSPL revenue is determined by returns on invested capital related to the contracted capacity of the pipeline and is not impacted by throughput levels.

A major capacity expansion, completed in 2004, increased the contracted capacity from 275,000 barrels per day to 389,000 barrels per day. Average throughput on the AOSPL pipeline system in 2005 was 218,700 barrels per day of synthetic crude, down from 243,600 barrels per day in 2004. AOSPL contributed 19 percent of Pembina's total revenue in 2005.



ALBERTA OIL SANDS PIPELINE
CNRL Horizon
ATHABASCA OIL SANDS
Northern Extension
Syncrude
AOSPL Terminal
Athabasca River
FORT McMURRAY
Algar Station
Cheecham Terminal
Cheecham Lateral
Oil Sands Pipeline
Redwater Pipeline
Proposed Tie-Ins
EDMONTON


*Horizon Pipeline*
During 2005, Pembina reached an agreement with Canadian Natural Resources Limited (Canadian Natural) to provide dedicated pipeline transportation service from Canadian Natural's Horizon Oil Sands Project, located 70 kilometers north of Fort McMurray, to Edmonton, Alberta. Pembina will complete the looping of the AOSPL system, resulting in two separate and operationally distinct pipelines, and will construct 73 kilometers of new pipeline. Together, the former 22-inch AOSPL line and the new extension are referred to as the Horizon Pipeline.

The estimated $300 million Horizon Pipeline is expected to be in-service by mid-2008, and will provide 250,000 barrels per day of transportation capacity. This pipeline will be operated under the terms of a 25-year extendable agreement, with a fixed return on invested capital with full recovery of operating costs. Pembina will have the exclusive right to construct any further expansions for Canadian Natural. On completion of this project, Pembina will have contracted capacity to transport a total of 640,000 barrels per day of synthetic crude oil produced from oil sands.

By leveraging the competitive advantage embedded in its existing investment in oil sands infrastructure, Pembina has successfully captured this attractive new business, which is expected to provide very long-term, stable returns to Unitholders together with significant cash flow accretion.

*Cheecham Lateral*

Pembina executed agreements with a consortium of oil sands producers for the construction and operation of a 56-kilometer pipeline from Pembina's AOSPL system to a new terminalling facility located near Cheecham, Alberta. The Cheecham Lateral will have the capacity to transport 136,000 barrels per day of synthetic crude oil. A 25-year extendable transportation agreement with the shippers will provide Pembina a fixed rate of return on invested capital and flow through of operating expense. This $42 million project will be completed by December 2006.

*Condensate Delivery Project*

Pembina is engaged in the development of a proposed import condensate pipeline which, should it proceed, would be available for service by January 2009. The proposed service would enable transportation of 100,000 barrels per day of condensate from Kitimat, BC to Prince George, BC where the product would then access Pembina's network of pipelines. Pembina believes this project represents an attractive transportation solution for shippers and views this as another attractive opportunity to utilize its existing investment in energy infrastructure to enhance Unitholder value.

**MIDSTREAM BUSINESS UNIT**

Pembina first entered into midstream businesses in 2003 with the purchase of a 50 percent non-operated interest in the Fort Saskatchewan Ethylene Storage Facility. This is the sole large-scale underground ethylene storage facility in Alberta. This asset generates fixed contract returns over the term of the agreement, which extends through June 2023. Along with stable, long-term cash flow, this asset provides diversification of Pembina's business into the petrochemical sector without corresponding commodity price exposure.

During 2005, Pembina announced the first initiative undertaken by the new terminalling, storage and hub services division: a Joint Venture Agreement with Keyera Energy. This new business venture, related to operations on the Swan Hills system, represents an important first step by Pembina to expand the scope of midstream services offered to customers.

Pembina also commenced similar operations on its Cremona system in 2005, to provide enhanced services to customers on this pipeline beginning in 2006. These new ventures will extend the economic life of the related infrastructure, with no impact to existing service. Pembina is actively evaluating opportunities to develop similar new business on several other pipeline systems and expects to grow this business unit over time as Pembina's resources and expertise are developed.

Revenues of the midstream business unit also include other fee-based revenues generated by the use of its facilities. Together, these activities contributed $30.7 million, or 11 percent, of Pembina's revenue in 2005.



# leveraging our investments

By successfully leveraging our existing asset base and competitive advantage, Pembina captures new business, creates incremental cash flow and extends the life its energy infrastructure.



Continued Momentum

In 2005, Pembina accelerated the pace of its business development activities, producing record new developments on the conventional pipelines, two significant new developments in our oil sands infrastructure, and the launch of the new terminalling, storage and hub services division within the midstream business unit.

# diversifying our base

**OIL SANDS COMMITED CAPACITY*** *(mbbls/day)*



Existing Capacity
Commited Future Capacity**
Prospective Capacity***
800
600
400
200
0
0
01
02
03
04
05
06
07
08
09
10


**MAJOR INVESTMENTS IN OUR INFRASTRUCTURE*** *($ billions)*



Incurred To Date
Currently Committed**
Prospective Project***
$2.0
$1.5
$1.0
$0.5
0
01
02
03
04
05
06*
07*
08*


* *As at each year end.*

** *These dates are forward-looking and are therefore subject to important risks and uncertainties. Results or events predicted may differ from actual results or events due to a number of factors.*

*** *Prospective capacity for a proposed pipeline that is under development, and may or may not proceed.*

*See "Forward-looking Statements" on the inside front cover of this document.*

**Pembina's Deliveries: 2001 – 2005**

**2001**
- Purchase of AOSPL for $225 million

**2002**
- Embarked on $160 million expansion of AOSPL
- Integration of $625 million in pipeline assets and facilities acquired over the previous two years

**2003**
- Acquisition of 50% interest in the Alberta Ethylene Storage Facility for $185 million

**2004**
- AOSPL expansion complete and operational

**2005**
- Mechanical completion of three new Nisku production zone battery connections
- Completion of pipeline interconnection between the Peace and Northern systems
- Introduction of terminalling, storage and hub services division of midstream business unit

Pembina's proactive business development group is actively engaged in the pursuit of additional opportunities to further expand the range and scope of all of our business segments.

# maximizing our potential

Pembina has the potential for continued exploitation and expansion of energy infrastructure, which could vertically integrate the company's businesses behind its growing strategic asset base. Possible future service offerings could include natural gas gathering and processing, oil treatment, upgrading, or $CO_2$ transportation.

Producer sponsored $CO_2$ pilot projects currently underway in Alberta are supported by continuing high oil prices and federal government incentives. Miscible $CO_2$ flooding, a method of enhanced oil recovery, has the potential to significantly increase the ultimate recovery of oil in place. This longer-term prospect has the potential to significantly increase production in several of the fields delivering into Pembina's Alberta conventional pipelines. These fields, located in Pembina's Swan Hills, Redwater and Pembina service areas, are considered by the oil industry to be highly amenable to the application of this technology. In addition to the potential for incremental volumes on our existing pipelines, Pembina may also have the opportunity to participate in the construction of $CO_2$ pipelines through use of its extensive network of right of ways.

Through exploitation, expansion and acquisition of quality energy infrastructure, Pembina intends to develop the premier hydrocarbons services business within western Canada, where quality is represented by assets containing inherent competitive advantages that are under long-term contract with creditworthy customers and are located in proximity to long life economic hydrocarbon reserves, all resulting in the delivery of stable and potentially increasing per-unit cash distributions to Pembina's Unitholders.

## Pembina's Targeted Deliveries: 2006 – 2010 and Beyond*

| 2006 | 2007 | 2008 | 2009 | 2010 and Beyond |
|---|---|---|---|---|
| Calven pipeline interconnection to Peace Pipeline | $30 million product segregation project complete | $300 million Horizon Pipeline in-service | Proposed condensate delivery pipeline in service | $CO_2$ miscible flooding and related services |
| Expand midstream operations on conventional pipeline systems | $42 million Cheecham Lateral in-service | | | Further diversification along the energy value chain |

* *Targeted dates for projects that are proposed, in development or under construction. These dates are forward-looking and are therefore subject to important risks and uncertainties. Results or events predicted may differ from actual results or events due to a number of factors.*

*See "Forward-looking Statements" on the inside front cover of this document.*

# Health, Safety and Environment

Protecting the health and safety of our co-workers and the public, and safeguarding the environment affected by our activities is of paramount importance to management and employees at Pembina Pipeline Corporation. We believe excellence in health, safety and environmental (HSE) practices is essential to the well being of Pembina. At Pembina, we are proactive and accountable for our commitment to responsible operations.

Every employee from management through to our front line staff is to conduct their activities in a manner that protects the health and safety of our employees, contractors, the public and the environment. To ensure that we meet and exceed our responsibilities, our HSE management systems are constantly updated through a process of continuous development and improvement.

We conduct our pipeline operations with the diligence necessary to comply with all the provincial and federal regulatory standards and recommended practices.

We have maintained our Certificate of Recognition in the Partnership Program with Alberta Human Resources and the Alberta Workers Compensation Board since its inception in 2000. We have been able to do this through a rigorous annual review and audit of our safety program and by taking steps to realize continuous improvement. We also maintain our standing as an active Gold Level participant in the Environment, Health and Safety Stewardship Program sponsored by the Canadian Association of Petroleum Producers.

We are proud of these achievements and, at the same time, are committed to the further development of our HSE management programs in our ongoing pursuit of excellence.

Pembina's HSE Management System ensures that a high standard of safety and environmental practices, and that a focused approach to continuous improvement of our performance, is maintained.

**WORKER HEALTH AND SAFETY**

- We proactively respond to changes to worker safety regulations. The Alberta Safety Code introduced revised regulation in 2005 and Pembina responded with a review of its safety programs to ensure compliance with these regulatory requirements.
- A new Incident Reporting System was developed in 2005 as a step to continue to improve our management and response to the incidents that do occur in our operations.
- Safety audits are conducted on an annual basis to promote compliance and provide valuable feedback on how we can continue to improve our safety performance.

**ENVIRONMENTAL STEWARDSHIP**

- During 2005, we continued with our active reclamation and remediation program to proactively discharge our responsibility to minimize our operating footprint. Significant progress was made to reclaim a historic spill site near Drayton Valley and we anticipate that the work will be completed next year. For 2006, we have targeted several other sites for reclamation and remediation.
- One crude oil spill of approximately 900 barrels occurred in December 2005. Our response was swift and successful in limiting the area impacted by this event. Remediation efforts were initiated immediately and we expect to fulfill our responsibilities to meet regulatory expectations and discharge the liabilities prior to the end of 2006.



# pursuit of excellence

The true value of a company includes value derived from intangible assets such as reputation and commitment to excellence in health, safety and environmental practises.





**RISK MANAGEMENT AND PUBLIC SAFETY**

- Risk management is an integral part of our business and is essential in ensuring safe, responsible and continuous operations.
- In 2005, Pembina enhanced emergency preparedness for its natural gas liquids pipelines by upgrading the emergency response plans. A total of five plans were submitted for review to Alberta Energy and Utilities Board (AEUB) and have been approved.
- Significant progress was made in the management of our public awareness program, designed to educate the members of our communities and the stakeholders residing in proximity to our pipelines on issues such as pipeline damage prevention and effective emergency response. In 2005, detailed information and data was collected from over 12,000 stakeholders and integrated into a new electronic data base that is linked into a sophisticated mapping system. These steps have greatly enhanced our ability to respond to potential emergencies in an expedient manner using up to date information.
- Pembina maintains an extensive insurance package to cover potential risks associated with our operations.

**PIPELINE INTEGRITY MANAGEMENT**

- Pembina continues its ongoing focus and a proactive approach to preventative maintenance programs, designed to ensure the integrity of all of our pipeline systems.
- Comprehensive pipeline integrity management plans have been established for many of our pipeline systems and we are working to extend these plans to all of our pipelines. Developing these plans will ensure that Pembina is compliant with new regulations regarding integrity management that come into effect in Alberta in May 2006.
- In line inspection, employing the most technically advanced tools available, and follow up maintenance and repair programs form the cornerstone of our integrity management program.
- In 2005, Pembina further demonstrated its commitment to integrity management by completing an in line inspection of several pipelines using a crack detection tool. This "state of the art" tool has just recently become available for smaller diameter lines. These crack detection tools were successfully utilized on portions of the AOSPL, Peace Deep Basin and Western Systems.
- Pembina dedicates considerable resources and manpower to these activities and typically spends approximately 40 percent on an annual basis to ensure the pipelines are maintained at a high level of integrity.
- Our technical staff has developed a four-year program to continue to utilize the crack detection tool in other parts of our pipeline system.

# Community Relations and Human Resources

## The integrity, commitment and expertise of Pembina's workforce strengthens the Company's ability to meet its commitments to all our stakeholders.

**COMMUNITY RELATIONS**

Pembina believes that being a responsible pipeline operator means more than just meeting regulatory requirements with respect to the consultation process with the communities in which we operate. We are committed to notifying our numerous stakeholders of our activities and engaging in meaningful dialogue with the communities where we operate. Our community relations programs continue to advance over time as we expand our operations.

As Pembina strives to expand our operations, we will continue to develop a framework to identify and understand the environmental, social and economic impacts and opportunities arising from these expansions, and will respect the variety of cultures within our diverse stakeholder and community groups, through our Participant Involvement Program.

**HUMAN RESOURCES**

Pembina's solid foundation of long-life infrastructure assets are operated with skill and reliability by a field workforce of 240 employees. Engineering and corporate services, supporting field operations and other business activities, are delivered by 88 Calgary based employees. The company's business strategy is focused on long-term sustainability. Pembina's employee demographics mirror this stable, long-term approach with an average employee age of 46 years and average employee service of 12 years. Seasoned employees with valuable knowledge and experience work alongside recent hires who contribute their current education and technological expertise. This approach is consistent with Pembina's succession planning objectives and facilitates an orderly transition as employees exit Pembina's workforce through retirement or attrition. The integrity, commitment, and expertise of Pembina's workforce strengthens the company's ability to meet its commitments to our customers, business partners, Unitholders, and host communities. We are proud of our human resources and of the contribution they make to our operations each day.


Our Values
Pembina's
Participant
Involvement (PI
Program





# Management's Discussion and Analysis

**TABLE OF CONTENTS**

# Management's Discussion and Analysis

The following discussion and analysis of the financial results of Pembina Pipeline Income Fund ("Pembina" or the "Fund") dated March 2, 2006 is supplementary to, and should be read in conjunction with, the Fund's audited consolidated financial statements for the years ended December 31, 2005 and 2004.

This MD&A has been reviewed and approved by both the Audit Committee and the Board of Directors. All amounts are stated in Canadian Dollars unless otherwise specified.

**2005 HIGHLIGHTS AND SELECTED INFORMATION** (1), (2)

| *Years ended December 31 (in millions of dollars, except per Trust Unit amounts and where noted)* | **2005** | 2004 | 2003 |
|---|---|---|---|
| Revenues | **$ 290.5** | $ 279.1 | $ 243.2 |
| Operating expenses | **102.7** | 105.0 | 96.2 |
| Net operating income (2) | **187.8** | 174.1 | 147.0 |
| EBITDA (2) | **169.5** | 158.0 | 133.7 |
| Interest on long-term debt | **23.9** | 24.1 | 20.3 |
| Interest on convertible debentures | **16.6** | 19.9 | 13.8 |
| Net earnings before taxes | **42.8** | 29.3 | 21.6 |
| Net earnings | **70.4** | 60.4 | 48.0 |
| Net earnings per Trust Unit - basic and diluted | **0.65** | 0.60 | 0.50 |
| Distributed cash (2) | **113.5** | 106.2 | 101.0 |
| Distributed cash per Trust Unit (2) | **1.05** | 1.05 | 1.05 |
| Trust Units outstanding *(weighted average, thousands of Units)* | **108,108** | 101,139 | 96,211 |
| Trust Units outstanding *(end of year, thousands of Units)* | **113,897** | 102,933 | 98,766 |
| Total enterprise value (2) | **2,499.8** | 2,134.8 | 2,015.3 |
| Capital expenditures | **79.5** | 58.0 | 139.8 |
| Total assets | **1,559.1** | 1,548.9 | 1,582.8 |
| Total long-term financial liabilities | **763.8** | 865.6 | 762.1 |

(1) *Pembina Pipeline Income Fund distributes cash generated by the operations of Pembina Pipeline Corporation.*

(2) *Refer to "Non-GAAP measures" on page 30.*

## FORWARD LOOKING INFORMATION AND STATEMENTS

The information presented in this Management's Discussion and Analysis ('MD&A') contains certain forward looking statements and information that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward looking statements and information can be identified by the terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets", "believes", "estimates", "continue", "objective" and similar expressions. These statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, tax laws and treatment, fluctuations in operating results and certain other risks detailed from time to time in the Fund's public disclosure documents. The Fund believes the expectations reflected in these forward-looking statements and information are reasonable as of the date hereof but no assurance can be given that these expectations will prove to be correct. Undue reliance should not be placed on these forward looking statements and information as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward looking statements and information. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Such forward-looking statements and information are expressly qualified by the above statements. The Fund does not undertake any obligation to update publicly or revise forward-looking statements or information contained herein, except as required by applicable laws.

## NON-GAAP MEASURES

The financial statements of the Fund are presented in Canadian dollars and in compliance with canadian generally accepted accounting principles ('GAAP'). Throughout this MD&A the Fund and Pembina use the following terms that are not defined by GAAP:

### *Distributed cash*

The amount of cash that has been or is to be available for distribution to the Unitholders. Distributed cash is calculated pursuant to the terms of the Declaration of Trust.

### *Distributed cash per Trust Unit*

Calculated on a weighted average basis using basic and diluted units outstanding during the year.

### *Earnings before interest, taxes, depreciation and amortization ("EBITDA")*

Net income plus depreciation and amortization, financing charges and income taxes.

### *Enterprise value*

Calculation based on the market values of Trust Units and Debentures at December 31, 2005 plus senior debt.

### *Net operating income*

Revenues less operating expenses.

Management believes that in addition to net earnings, the above noted items are useful measures. They provide an indication of the results generated by the Fund's business activities prior to consideration of how the activities were financed or how the results are taxed. Investors should be cautioned however that distributed cash, EBITDA, enterprise value, cash flow from operations and net operating income should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of the Fund's performance. Furthermore, these measures may not be comparable to similar measures presented by other issuers.

## MATERIALITY

For the purposes of the MD&A and the financial statements and for the purposes of general disclosure to the investment community, Pembina considers an item or event to be material if the omission or misstatement of an item of information or event, or an aggregate of such items or events, would influence or change a decision to buy, sell or hold the Fund's securities. In order to determine what information would be considered as material, Pembina's review includes, but is not limited to, determination as to the effect on income and operating costs, future impact to operations and overall returns to Pembina. Outside legal counsel is also consulted with respect to the required disclosure applicable to certain matters.

## OVERVIEW

*Vision, Strategy and Growth*

Pembina's principal objective is to provide stable distributions to Unitholders that are sustainable over the long term while pursuing opportunities for accretive growth. Conventional pipeline operations in Alberta and British Columbia (BC) are sustained through a combination of toll management, control of operating costs and capturing opportunities for new and enhanced developments as they arise. Management will continue to work to maintain operating margins and expand the conventional pipeline operations, while identifying and pursuing opportunities to enhance the value of our asset base.

Pembina's midstream business unit was expanded in 2005 to include both the existing contract-based ethylene storage facility interest and a new terminalling, storage and hub services division. The long-term development of this business line is designed to enhance the value and return on our asset base with minimal risk to the overall operations of the Fund.

Pembina capitalized on its competitive position in the Alberta oil sands region with two new projects announced in 2005. These developments position Pembina to further leverage its existing asset base and knowledge to pursue future opportunities in the increasingly important oil sands region.

These many ongoing development activities position Pembina well to further strengthen its position in the western Canadian energy infrastructure sector.

*Financial Management*

Pembina maintains a conservative debt structure that allows it to finance its day-to-day cash requirements through its operations, without requiring external sources of capital. Pembina funds its operating commitments, short-term capital spending as well as its distributions to Unitholders through this cash flow, and new borrowing and equity issuances are reserved for the support of specific significant development activities. Long-term debt is comprised of bank credit facilities, senior secured and unsecured notes and convertible debentures, all of which are denominated in Canadian Dollars.

*Corporate Governance*

Pembina is committed to the highest standard of corporate governance and ethical practice, both within the corporate boardroom and through its field operations. During 2005, Pembina's Board approved its Code of Ethics, outlining the vision, strategy and commitment to fair and ethical practices. The Code of Ethics establishes a high standard governing the activities of Pembina's employees, executive and Board members, and reiterates Pembina's commitment to privacy and the protection of confidential information, a safe, healthy and respectful workplace and environmentally sound operations. A copy of the Fund's Code of Ethics is available on the Fund's website at **www.pembina.com** and on the Fund's SEDAR profile at **www.sedar.com**. Beyond this, Pembina maintains a culture of strong corporate governance and it ensures that it is in compliance with all existing rules and regulations of the governing bodies under which it operates. These corporate governance practices are not limited to internally focused activities. Pembina places a great deal of importance on community involvement and maintaining good relationships with all stakeholders.

*Reporting and Disclosure Controls and Procedures*
As part of the requirements mandated by the Canadian securities regulatory authorities under Multilateral Instrument 52-109 "Certification of Disclosure in Issuer's Annual and Interim Filings", the Chief Executive Officer and the Chief Financial Officer have evaluated Pembina's reporting and disclosure controls and procedures as of December 31, 2005. It was concluded that the disclosure controls and procedures are effective in ensuring that the information disclosed in the financial statements, the annual report and other filings to the Canadian securities regulatory authorities are accurate and complete and filed within the mandated timelines. These reporting and disclosure controls provide reasonable assurance that the information that Pembina is required to disclose is appropriately accumulated and communicated to Pembina's management in a timely manner.

*Outlook*
Since its initial public offering in 1997, Pembina has established a portfolio of high-quality assets extending across the growing areas of the energy business in Alberta and BC. This portfolio of assets provides an even exposure across the light end of the petroleum liquids spectrum in terms of our pipeline throughputs, as well as a balanced weighting between conventional toll-based pipeline business and contract-based long life infrastructure assets. This portfolio approach provides stability and sustainability of Pembina's operations, and a solid base for distributions to Unitholders.

Pembina is optimistic that record levels of new developments on the Alberta systems will not only offset the natural production declines, but will also provide year over year increases in throughputs. The expansion of producer operations in the Nisku area is expected to provide significant incremental volumes to the Pembina system in 2006. The reversal of the Calven pipeline, owned and operated by Plains Marketing Canada LP, will add 18,000 to 20,000 barrels per day of throughput to Peace Pipeline in early 2006, with an additional 3,500 barrels coming on stream mid-year. In addition, two new connections on the Alberta systems will come on stream in mid-2006. BC volumes are expected to see continued natural declines in throughputs in 2006, however, the outages for planned maintenance on the Western and BC gathering systems experienced in 2005 are not expected to be required in 2006.

With agreements to construct the Cheecham Lateral and the Horizon Pipeline (see "Pipelines - Oil Sands" below), Pembina has solidified its position amongst the largest of the oil sands infrastructure players in western Canada. These two agreements, each with 25-year minimum durations, will provide Pembina with a solid operating base in the region, as well as consistent operating revenue over the life of the agreements. When coupled with the existing Alberta Oil Sands Pipeline (AOSPL) system, Pembina is projected to have capacity to transport 640,000 barrels per day of synthetic crude oil produced from oil sands by the end of 2008, with exclusive rights to provide further transportation capacity for the Horizon Project should it be required. Under these agreements, revenue is based on a return on capital invested plus a flow through of operating costs, and is not subject to the volumetric fluctuations experienced on tariff-based pipelines.

While still in the early stages of development, a proposed pipeline system designed to transport up to 100,000 barrels per day of imported condensate has received preliminary support from potential shippers. The project, should it proceed, would create the ability to further optimize Pembina's significant existing investment in energy infrastructure.

During 2005, Pembina expanded its midstream business unit, with a strategy to optimize returns on its conventional asset base by pursuing value-added activities across a broader segment of the energy value chain. The first initiative undertaken in this regard was the Joint Venture agreement with Keyera Energy announced in 2005, for the development of terminalling, storage and hub services, only possible through the contribution of key assets and expertise. Pembina commenced similar operations on another segment of the Alberta conventional systems in 2005, and is actively evaluating business opportunities to develop similar new business on several other pipeline systems in 2006.

In December, Pembina announced an increase in its annual distribution rate from $1.05 to $1.14 per Trust Unit, effective January 2006. Future increases in the distribution are subject to expansion of Pembina's operations, but, in the near term, management remains confident that operations will remain robust, and the new distribution level will be maintained.

It is expected that the record levels of industry activity in our service areas experienced in 2005 will continue in 2006 and the natural declines on existing connections to our conventional systems will be offset by new volumes as a result of this activity. This significant industry activity will undoubtedly result in further increases in the costs for materials and services to which Pembina will respond through our established programs of toll management, asset rationalization and cost control. There will also be growing demands relating to the inspection and maintenance of our asset base from both a regulators and prudent operators perspective. Pembina will maintain its long-term strategy to safely manage and operate the conventional pipeline systems and ensure that the overall operating margins are maintained.

Further, the breadth of tangible and prospective growth opportunities currently under development across all of our business segments lend confidence in our continuing ability to provide leadership and superior performance.

**RESULTS FROM OPERATIONS**

| *(in millions of dollars, except where noted)* | Conventional Pipelines | Oil Sands Infrastructure | Midstream Business | Total |
|---|---|---|---|---|
| **2005** | | | | |
| Average throughput[1] *(mbbls/day)* | **435.4** | **389.0** | | **824.4** |
| Revenues | **$ 204.3** | **$ 55.5** | **$ 30.7** | **$ 290.5** |
| Operating expenses | **80.4** | **18.5** | **3.8** | **102.7** |
| Operating expenses *($/bbl)* | **0.47** | **0.23** | | **0.40** |
| Net operating income[2] | **$ 123.9** | **$ 37.0** | **$ 26.9** | **$ 187.8** |
| Capital expenditures | **55.5** | **6.9** | **17.1** | **79.5** |
| 2004 | | | | |
| Average throughput[1] *(mbbls/day)* | 435.0 | 303.7 | | 738.7 |
| Revenues | $ 201.7 | $ 54.1 | $ 23.3 | $ 279.1 |
| Operating expenses | 83.3 | 18.2 | 3.5 | 105.0 |
| Operating expenses *($/bbl)* | 0.49 | 0.20 | | 0.39 |
| Net operating income[2] | 118.4 | 35.9 | 19.8 | 174.1 |
| Capital expenditures | $ 27.6 | $ 30.1 | $ 0.3 | $ 58.0 |

(1) *Oil sands revenue is contract-based and independent of utilization rates, therefore oil sands volumes reported are contracted capacity.*

(2) *Refer to "Non-GAAP Measures" on page 30.*

Consolidated revenue in 2005 was $290.5 million, a 4.1 percent increase from 2004 revenue of $279.1 million. The increase is due to a combination of higher tolls and consistent throughputs on the conventional pipelines and the positive impact of the new midstream business put into operation in 2005. The conventional pipeline systems generated revenue of $204.3 million in 2005, an increase of $2.6 million or 1.3 percent compared to revenue of $201.7 million in 2004. The midstream operations generated revenue of $30.7 million in 2005, an increase of $7.4 million from 2004 midstream revenue of $23.3 million. The increase is due to the new midstream operations. Pembina sees significant growth potential in the midstream division towards the end of 2006.

Pembina's conventional pipelines averaged 435,400 barrels per day of throughput in 2005, consistent with the 2004 average throughput of 435,000 barrels per day. Average throughput on the Alberta conventional systems was up by 2,100 barrels per day. The increase is supported by oil and gas industry activity in the Alberta pipelines operating region. The impact of this activity is especially significant on the Pembina system where significant new production derived from the Nisku zone reservoir began to enter this system in 2005. Production from this area is expected to ramp-up throughout 2006. BC conventional pipeline volumes are down 1,700 barrels per day from 2004, due to a combination of natural production declines in the connected fields and maintenance downtime on the Western system in October 2005. Contracted capacity on the AOSPL system has remained at 389,000 barrels per day since completion of the expansion in September 2004. Actual throughputs on the AOSPL system in 2005 were 218,700 barrels per day, compared to 2004 throughputs of 243,600 barrels per day. AOSPL revenue is not impacted by throughput levels as Pembina's revenue from the contract-based system is based on a recovery of its operating costs and return on capital invested, and is independent of throughputs.

Operating costs totaled $102.7 million in 2005, a 2.2 percent decline from 2004 operating costs of $105.0 million, however still significantly higher than the 2003 operating costs of $96.2 million. Operating costs on the midstream operations remained relatively constant due to the steady performance of the ethylene storage facility and the low operating costs associated with the new midstream business activities. On a unit of throughput basis, 2005 pipeline operating costs averaged 40 cents a barrel, consistent with the 2004 level.

**CONVENTIONAL PIPELINES**

*Alberta Pipelines*

The Alberta pipelines averaged 411,600 barrels per day of throughput in 2005, an increase of 2,100 barrels per day over the 2004 average throughput of 409,500 barrels per day. The increase is due to several new connections and upgrades on the Alberta systems and operations free of material incidents during 2005. During 2004 a 12-inch natural gas liquids pipeline ruptured, requiring the line to shut down for 39 days to complete repairs, cleanup and hydrostatically test the line. This break effectively reduced the throughput for 2004 by approximately 5,000 barrels per day. There was no comparable incident in 2005. Furthermore, volumes from two new connections to the Pembina system in 2005 have balanced production declines in some of Pembina's other service regions. In 2006, Pembina expects to complete at least three new connections on the Alberta pipelines as well as receipt of 18,000 to 20,000 incremental barrels per day from an agreement with Plains Marketing LP for the reversal of the Calven system. Under this five-year extendable agreement, Pembina will receive a fixed toll with periodic adjustment for operating expense escalation.

The Alberta pipelines generated revenue of $179.0 million in 2005, up from $173.4 million in 2004. The increase is due to the full year impact of tariff increases that were put into effect part way through 2004, strategic tariff increases on certain Alberta systems in 2005, and the recovery of overall volumes lost in 2004 due to operational issues.

## PIPELINES

| | Conventional Pipelines Alberta | BC[1] | Oil Sands Infrastructure[2] | Total |
|---|---|---|---|---|
| **2005** | | | | |
| Average throughput *(mbbls/day)* | **411.6** | **23.8** | **389.0** | **824.4** |
| Revenues | **$ 179.0** | **$ 25.3** | **$ 55.5** | **$ 259.8** |
| Operating expenses | **65.4** | **15.0** | **18.5** | **98.9** |
| Operating expenses *($/bbl)* | **0.46** | **0.77** | **0.27** | **0.40** |
| Net operating income[3] | **113.6** | **10.3** | **37.0** | **160.9** |
| Capital expenditures | **44.8** | **11.3** | **7.0** | **63.1** |
| 2004 | | | | |
| Average throughput *(mbbls/day)* | 409.5 | 25.5 | 303.7 | 738.7 |
| Revenues | $ 173.4 | $ 28.3 | $ 54.1 | $ 255.8 |
| Operating expenses | 65.7 | 17.6 | 18.2 | 101.5 |
| Operating expenses *($/bbl)* | 0.44 | 0.80 | 0.20 | 0.40 |
| Net operating income[3] | 107.7 | 10.7 | 35.9 | 154.3 |
| Capital expenditures | $ 19.3 | $ 9.2 | $ 30.1 | $ 58.6 |

(1) *Represents volume transported on the Western system only. Volume transported east on BC pipelines is included in Alberta pipelines total. Revenues, operating costs and income include both Western and BC gathering system results.*

(2) *Oil sands revenue is contract-based and independent of utilization rates, therefore oil sands volumes reported are contracted capacity.*

(3) *Refer to "Non-GAAP Measures" on page 30.*

### CONSOLIDATED REVENUES



Revenues ($ millions)
Average Tariff ($/bbl)
$300
$250
$200
$150
$100
$50
$0
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0
01
02
03
04
05


### OPERATING COSTS



($ millions)
($/bbl)
$100
$80
$60
$40
$20
$0
$0.50
$0.40
$0.30
$0.20
$0.10
$0
01
02
03
04
05


### COMPOSITION OF 2005 OPERATING COSTS



26% Operations/Other
15% Power
15% Property Tax
4% Insurance
40% Maintenance

Operating costs for the Alberta conventional pipelines were $65.4 million in 2005, down $0.3 million from $65.7 million in 2004. There were no material incidents experienced in 2005 and therefore the repair costs were lower than 2004. However, this is countered by a general increase in other operating input costs. Power continues to be a significant component of these costs, constituting over 15 percent of the total operating costs for the Alberta conventional pipelines. As part of Pembina's risk management program, the non-transmission portion of costs on principally all of Pembina's estimated power requirement for its Alberta conventional pipelines have been fixed in a power rate swap transaction. The hedge, which is scheduled to expire at the end of 2006, has been put in place to minimize Pembina's exposure to power cost fluctuations. The fixed unit costs for 2005 under this hedging arrangement was below the market cost of electric power during the year, and the mark to market value of the power rate swaps at December 31, 2005 was an unrealized gain of $1.3 million. Additional hedges have been put into place and cover the period 2007 to 2010.

Pembina maintains an optimistic outlook for 2006 operating results for the Alberta conventional pipelines. Additional volumes from the new connections, the Calven reversal, and the impact of drilling activities fuelled by high oil and gas prices are anticipated to offset the natural declines from connected reserves. Toll increases in 2006 have been put in place to counter the effect of continually rising operating expenses. Pembina expects that operating income on the Alberta systems in 2006 will increase over 2005, due to the new volumes on the Alberta systems.

*BC Pipelines*

Revenue generated by the BC gathering systems and the Western system (collectively called the BC pipelines) was $25.3 million in 2005, a $3.0 million decrease from 2004 revenue of $28.3 million. This reduction is due to a reduced revenue requirement on the provincially regulated BC gathering systems because of reduced maintenance and capital expenditures. Revenue on the BC gathering systems totaled $14.6 million, a decrease of $2.4 million from 2004. Revenue generated by the Western system fell $0.6 million, from $11.3 million in 2004 to $10.7 million in 2005.

Volumes transported on the BC gathering systems averaged 32,000 barrels per day in 2005, down from the 2004 average of 34,600 barrels per day. This reduction is due primarily to natural declines on the connected reserves. Volumes shipped on the BC gathering system are directed down the Western system or east on the Alberta conventional systems. Volumes transported on the Western system in 2005 were 23,800 barrels per day, down from the 25,500 barrels per day in 2004. The reduction is due to natural production declines seen on the BC gathering systems, combined with a planned maintenance outage, lasting from October 1st through October 16th.

Operating expenses on the BC pipelines totaled $15.0 million in 2005, a decrease of $2.6 million compared to the $17.6 million in 2004. The decrease is primarily due to a reduction in inspection and maintenance costs from 2004 to 2005. In 2004, Pembina expanded its maintenance, inspection and integrity program on the BC systems - with special focus on the Western system. These inspection costs were high in 2004, whereas in 2005 a more focused and timely integrity and inspection program has been implemented at lower overall cost. However, with the inception of these programs, we do not expect operating expenses to decline to levels seen on these systems prior to 2004.

Revenue on the provincially regulated BC gathering pipelines is based on recovery of operating costs and a return on capital invested, and is independent of throughput. No new connections to these pipelines are anticipated for 2006. Volumes on the Western system will continue to be transported at tariff rates fixed under a tolling agreement that is scheduled to expire in 2007. Average throughput on the Western system is expected to decline somewhat from the 2005 levels, as it is anticipated that more of the volumes generated from the BC gathering pipelines will be directed eastwards on the Alberta pipeline systems. However, these volumes, and the resulting revenue generated on the Western system, will ultimately remain dependent upon the marketing decisions of the system shippers.

## OIL SANDS INFRASTRUCTURE

For 2005, oil sands results consist entirely of the AOSPL pipeline operations, with the exception of capital expenditures, which includes investments in the Horizon Pipeline and Cheecham Lateral pipeline. The contracted capacity on AOSPL remained at 389,000 barrels per day in 2005. The actual throughput on the system was 218,700 barrels per day in 2005, a decline of 24,900 barrels per day from the 2004 throughput of 243,600 barrels per day. Utilization of the expanded AOSPL capacity is dependent on Syncrude's productive capacity, scheduled for expansion in 2006. AOSPL is a contract-based system and Pembina's revenues are not dependent on utilization rates; returns are calculated based on Pembina's total invested capital and the recovery of full operating costs for the system. The AOSPL system generated revenue of $55.5 million in 2005, a $1.4 million increase from 2004 revenue of $54.1 million. This steady revenue flow is reflective of the consistent operating costs and the minimal capital required on the system since the completion of the AOSPL capacity expansion in September 2004.

Operating expenses for AOSPL were $18.5 million in 2005, compared to $18.2 million in 2004. The slight increase in operating expenses is explained by the offset of a significant increase in the price of most operating costs and by a substantial decline in daily throughputs resulting in lower power requirements.

On December 6, 2005 an arbitrator rendered a binding ruling relating to the tax-related dispute between Pembina and the shippers on the AOSPL pipeline. The AOSPL shippers challenged Pembina's interpretation of the transportation agreement governing the operations of the AOSPL pipeline relating to the inclusion of income tax in the revenue for the system going back to 2002. In this ruling, the arbitrator supported Pembina's interpretation of the agreement, allowing Pembina to continue collecting deemed taxes on the AOSPL operations. This issue has not affected the reporting of Pembina's revenues for any of the preceding years.

In September 2005, Pembina entered into an agreement for the construction and operation of a 56-kilometer lateral pipeline for the delivery of synthetic crude oil from a new pump station on the existing AOSPL system to a new terminalling facility located near Cheecham, Alberta (the "Cheecham Lateral"). This pipeline will have a capacity of 136,000 barrels per day and is currently estimated to cost $42.0 million to construct. Under this agreement, which is set to expire in 2032, Pembina will earn a return based on the capital invested and the recovery of operating costs. The current in-service date for this line is projected to be November 1, 2006, however it is not anticipated that it will have a material impact on Pembina's revenues until 2007.

In August 2005, Pembina announced an agreement with Canadian Natural Resources Limited ("Canadian Natural") to provide dedicated pipeline transportation service from Canadian Natural's Horizon Oil Sands Project, located seventy kilometers north of Fort McMurray, Alberta to Edmonton, Alberta. In order to provide this transportation service, Pembina will complete the twinning of the AOSPL line and construct a 73-kilometer extension to connect the Horizon Project to the AOSPL Terminal. The total cost to complete the Horizon Pipeline is currently projected to be $300.0 million. Construction activities will be initiated in 2006 and the pipeline will be fully operational and available for service by July 2008. Canadian Natural will have exclusive use of the Horizon Pipeline, and Pembina will have the exclusive right to construct further expansions of or extensions to the Horizon Pipeline. Pembina's revenue from this system will be based on a fixed return on invested capital and a full recovery of operating costs. The transportation services will continue for a minimum of twenty-five years, which commences on the in-service date.

For 2006, Pembina expects revenue from the oil sands operations to remain comparable to the 2005 level. No significant increase to the rate base for the AOSPL line is anticipated for 2006 and it is not expected that the Cheecham Lateral will have any significant impact to overall operating revenues, as it will not be in service until November 2006 at the earliest.

**MIDSTREAM BUSINESS**

| *(in millions of dollars, except where noted)* | 2005 | 2004 |
|---|---|---|
| **2005** | | |
| Terminalling, storage and hub services revenues | **$ 30.7** | $ 23.3 |
| Operating expenses | **3.8** | 3.5 |
| Net operating income [1] | **26.9** | 19.8 |
| Capital expenditures | **16.4** | 0.3 |

[1] *Refer to "Non-GAAP Measures" on page 30.*

Pembina's midstream operations consist of the 50 percent non-operated interest in the Fort Saskatchewan Ethylene Storage Limited Partnership and the terminalling, storage and hub services on certain of the Alberta conventional pipelines.

Total revenue generated by the midstream business unit in 2005 was $30.7 million, up $7.4 million from 2004. The year over year increase is due to the new midstream business activities launched in 2005.

The ethylene storage facility generates returns based on a 20-year contract, which is set to expire in June of 2023. The contract, with the two principal facility customers, provides for full operating cost recovery plus a return on invested capital. Total revenue generated by the ethylene storage facility in 2005 was up slightly from 2004, at $21.5 million and $21.1 million, respectively. Operating expenses on the ethylene storage facilities remain effectively unchanged from 2004, with $3.4 million incurred in 2005 versus $3.5 million in 2004.

Given the long-term contract on the ethylene storage facility and the stable nature of the revenue stream generated by this interest, Pembina expects the 2006 results to be very similar to 2005.

Pembina commenced operations under its new terminalling, storage and hub services division in the third quarter of 2005. Pembina entered into a Joint Venture agreement with Keyera Energy to develop terminalling, storage and hub services and to further leverage Pembina's existing infrastructure and market position on the Swan Hills system. Further to this, Pembina began similar operations on the Cremona systems in November of 2005.

A further agreement with Keyera Energy has been made to develop midstream services on the Pembina system. Pembina intends to continue to expand these midstream operations in 2006 and expects to see significant growth in this component of its operations over the next several years.

## EXPENSES

*General and administrative*

General and administrative expenses were $16.8 million in 2005, an increase of $2.6 million compared to $14.2 million in 2004. The most significant components of this increase are salaries and benefits and office lease costs. As Pembina's asset base continues to expand, the company has faced an increasing number of operational, regulatory and compliance requirements. These increased demands have required an increase in staff levels in order to ensure sufficient resources are available. The Calgary based staff grew from 77 people at the end of 2004 to 88 at the end of 2005. In addition, record levels of oil and gas industry activity in western Canada have driven market-based increases in salaries and benefits. As a result, staffing costs have risen and appropriately trained and experienced staff are more difficult to attract and retain. The increase in office lease costs is associated with both the increased office space requirements and with the rising costs of office space in the downtown Calgary real estate market. Overall, general and administrative expenses represent 6 percent of revenues in 2005, as compared to 5 percent in 2004.

*Management fees*

Pembina Management Inc. ("the Manager") continues to act as the administrator for the Fund and the manager of the Fund's subsidiaries. As outlined in Note 1 to the consolidated financial statements, the compensation paid to the Manager is based on a percentage of distributed cash as well as other fees based on specific performance criteria. The management fee for 2005 was $1.2 million, which was not materially different from the fee paid in 2004. During 2004 and 2005, no other fees were paid to the Manager.

*Depreciation and amortization*

Depreciation and amortization expenses increased by $1.6 million, rising from $83.7 million in 2004 to $85.3 million in 2005. The primary driver behind this increase is the additional capital spending associated with the record level of development activity on the pipelines during the year. Conventional pipeline assets and facilities are depreciated on a straight line or declining balance basis at rates ranging from 3 percent to 10 percent per annum. These rates have been established to depreciate original costs over the economic or contractual life of the related assets. AOSPL assets are depreciated over the life of the long-term transportation agreement under which the system is administered. This agreement is currently set to expire at the end of 2035. The storage facility assets are amortized over the 20-year life of the storage agreement, which expires in June 2023.

*Accretion on Asset Retirement Obligations*

Accretion on asset retirement obligations was $1.0 million for both 2005 and 2004. These amounts are based on estimates of the operating life and the ultimate retirement expense for these assets and facilities, and the actual results may differ from these estimations. In 2005 and 2004 there were no asset retirements.

*Interest expense and financial instruments*

Net interest expense for 2005 was $23.9 million, effectively unchanged from the 2004 net interest expense of $24.1 million. In 2005, interest of $2.1 million relating to development projects was capitalized, whereas none was capitalized in 2004. Outstanding total debt at the end of 2005 was $464.1 million, $29.7 million higher than the 2004 closing balance. Pembina has entered into $85.0 million in principal amount of interest rate swaps on its senior debt, with an average rate of 5.86% and an average remaining term to expiration of 1.23 years. The unrealized mark to market loss on the interest rate swaps was $0.6 million at December 31, 2005. Including the interest swaps, interest rates on $358.8 million in senior secured and unsecured notes have been fixed, leaving approximately 20 percent of Pembina's outstanding debt exposed to interest rate fluctuations.

*Convertible debentures*

Interest on convertible debentures in 2005 was $16.6 million, compared to $19.9 million for 2004. The $3.3 million decrease is due to the conversion of a significant number of the convertible debentures into Trust Units. In 2005, $93.7 million in convertible debentures were converted into Trust Units, reducing the total principal amount outstanding, net of issues costs, from $251.7 million at December 31, 2004 to $158.0 million at December 31, 2005. Of the total amount outstanding at the end of 2005, the remaining principal balances are as follows: $126.2 million at 7.35 percent and convertible at $12.50 per unit; $23.8 million at 7.5 percent and convertible at $10.50 per unit; and, $8.0 million at 8.25 percent and convertible at $9.00 per unit. Given that the trading price of the Trust Units consistently remains above the conversion prices for the debentures, Pembina anticipates that the conversion of the debentures into Trust Units will continue throughout 2006. Furthermore, the 8.25% debentures mature on March 31, 2006, and we anticipate that all of the outstanding debentures from this issue will be converted to Trust Units on or prior to that date.

*Income taxes*

Because the Fund is a unit trust for income tax purposes, the Fund is only taxable on the income that is not distributed to Unitholders. Pursuant to its declaration of trust, the Fund is required to distribute all of its income to the Unitholders, subject to maintaining sufficient working capital reserves. However, the subsidiaries of the Fund are taxable entities and any income tax expenses or future income tax liabilities reported in the consolidated financial statements of the Fund are those of the subsidiaries.

As at December 31, 2005, the future income tax liabilities of the subsidiaries totaled $137.9 million. These liabilities are determined by applying future statutory income tax rates to the differences between the book values and the tax values of the capital assets. These differences arose either at the time of the initial acquisition of the assets on the establishment of the trust or on subsequent acquisitions. Upon recognition of the future income tax liability, an equivalent amount has been allocated to goodwill as the estimated depreciated replacement cost of the acquired assets approximated the value of those assets. The future income tax reduction of $29.4 million in 2005 represents the change in the difference between the book value and the tax value of the acquired assets at the future statutory income tax rates.

*Pension liability*

The Fund's subsidiary, Pembina Pipeline Corporation, maintains a non-contributory defined benefit pension plan (the "pension plan") covering 322 employees and 147 retirees. At the end of 2005, the pension plan carried a deficit in the amount of $11.6 million, compared to a deficit of $12.4 million at the end of 2004. At December 31, 2005, plan obligations amounted to $72.8 million, compared to plan assets of $61.1 million. During 2005, the pension plan expense was $3.4 million, compared to $3.6 million in 2004. Contributions to the pension plan totaled $13.3 million in 2005, up from 2004 contributions of $4.4 million.

The accrued pension plan asset of $8.8 million is included in Goodwill and Other and represents the net difference between the amounts expensed in the Fund's financial statements and the amount contributed to the pension plan. In 2006, the contributions to the pension plan and the pension plan expense are anticipated to be $5.0 million and $3.7 million respectively. Management anticipates a long-term return on pension plan assets of 7.0 percent and an annual increase in compensation of 4.4 percent, which are in line with current industry standards.

## NET EARNINGS

| Years ended December 31, 2005 and 2004 (in millions of dollars, except per Trust Unit amounts) | 2005 | 2004 |
|---|---|---|
| Revenues | **$ 290.5** | $ 279.1 |
| Less: operating expenses | **102.7** | 105.0 |
| Net operating income [1] | **187.8** | 174.1 |
| Deduct/(add): | | |
| General and administrative | **16.8** | 14.2 |
| Management fee | **1.2** | 1.1 |
| Interest on long-term debt | **23.9** | 24.1 |
| Interest on convertible debentures | **16.6** | 19.9 |
| Depreciation and amortization | **85.3** | 83.7 |
| Accretion on asset retirement obligations | **1.0** | 1.0 |
| Future income tax reduction | **(29.4)** | (33.3) |
| Income and capital taxes | **1.7** | 2.2 |
| Other | **0.3** | 0.8 |
| Net earnings | **$ 70.4** | $ 60.4 |
| Net earnings per Trust Unit - basic and diluted | **$ 0.65** | $ 0.60 |

[1] *Refer to "Non-GAAP Measures" on page 30.*

Pembina's net earnings in 2005 were $70.4 million, an increase of $10.0 million from 2004. This increase is primarily due to increased total revenue from the conventional pipelines and the implementation of midstream operations on the Swan Hills and Cremona systems. Increased general and administrative costs from 2004 to 2005 are countered by declines in interest paid on convertible debentures over the same period due to the conversion of a significant number of these securities over the year. Future income tax recoveries are $3.9 million lower in 2005 than in 2004, as the 2004 balances included an extra reduction in future taxes outstanding due to a reduction in provincial tax rates during that year. There was no such reduction in 2005.

## DISTRIBUTED CASH [1]

| Years ended December 31, 2005 and 2004 (in millions of dollars, except per Trust Unit amounts) | 2005 | 2004 |
|---|---|---|
| Net earnings | **$ 70.4** | $ 60.4 |
| Add/(deduct) | | |
| Depreciation and amortization | **85.3** | 83.7 |
| Accretion on asset retirement obligations | **1.0** | 1.0 |
| Future income tax reduction | **(29.4)** | (33.3) |
| Maintenance capital expenditures | **(3.9)** | (1.3) |
| Distributable cash | **123.4** | 110.5 |
| Increase in distribution reserve | **(9.9)** | (4.3) |
| Distributed cash | **$ 113.5** | $ 106.2 |
| Distributed cash per Trust Unit | **$ 1.05** | $ 1.05 |
| Diluted distributed cash per Trust Unit | **$ 1.03** | $ 1.01 |

[1] *Refer to "Non-GAAP Measures" on page 30.*

**2005 CASH DISTRIBUTIONS TO UNITHOLDERS**

| Record Date | Payment Date | Taxable Other Income | Non-Taxable Amount | Total |
|---|---|---|---|---|
| January 31, 2005 | February 15, 2005 | $ 0.07404 | $ 0.01346 | $ 0.0875 |
| February 28, 2005 | March 15, 2005 | 0.07404 | 0.01346 | $ 0.0875 |
| March 31, 2005 | April 15, 2005 | 0.07404 | 0.01346 | $ 0.0875 |
| April 30, 2005 | May 13, 2005 | 0.07404 | 0.01346 | $ 0.0875 |
| May 31, 2005 | June 15, 2005 | 0.07404 | 0.01346 | $ 0.0875 |
| June 30, 2005 | July 15, 2005 | 0.07404 | 0.01346 | $ 0.0875 |
| July 31, 2005 | August 15, 2005 | 0.07404 | 0.01346 | $ 0.0875 |
| August 31, 2005 | September 15, 2005 | 0.07404 | 0.01346 | $ 0.0875 |
| September 30, 2005 | October 14, 2005 | 0.07404 | 0.01346 | $ 0.0875 |
| October 31, 2005 | November 15, 2005 | 0.07404 | 0.01346 | $ 0.0875 |
| November 30, 2005 | December 15, 2005 | 0.07404 | 0.01346 | $ 0.0875 |
| December 31, 2005 | January 13, 2006 | 0.07404 | 0.01346 | $ 0.0875 |
| **Total 2005 Cash Distributions** | | $ 0.88848 | $ 0.16152 | **$ 1.0500** |

The continued growth in distributed cash reflects the growth in both Pembina's asset base and the Unitholder base. Distributed cash rose by $7.3 million, from $106.2 million in 2004 to $113.5 million in 2005, and is funded exclusively from operations. Distributed cash per Trust Unit remained constant with the prior year at $1.05 per Trust Unit. Pembina's notional distribution reserve also grew, from $5.2 million at the end of 2004 to $15.1 million at the end of 2005. Pembina maintains this notional reserve to ensure ongoing stability over economic and industry cycles and to absorb the impact of material one-time events.

Of the total distribution of $1.05 per Trust Unit declared in 2005, $0.8885 per Trust Unit, or 85 percent, is taxable "other income" and 0.1615 per Trust Unit, or 15 percent, is non-taxable. For most Unitholders the non-taxable portion is considered a return of capital, which will reduce the cost base of each Trust Unit. Pembina projects that these proportions will change in 2006, with approximately 75 percent of the total distribution per Trust Unit being taxable "other income" and the remaining 25 percent as non-taxable return of capital.

It is the Canada Revenue Agency's administrative position that for Unitholders participating in the regular distribution reinvestment plan, the five percent discount at which additional Units are acquired is considered income in the hands of the Unitholder. Further, we believe that the two percent premium earned under the premium distribution component of the Plan will continue to be taxed as income.

Following receipt of the favourable decision in the tax-related tolling dispute with the AOSPL shippers, Pembina received the approval of its Board of Directors to increase its annual distribution rate by nine percent to $1.14 per Trust Unit, effective January 2006. Strong operating results produced by Pembina's conventional assets, coupled with growth in its oil sands and midstream business units, has generated a significant and sustainable increase in cash flow that Pembina believes will support the new level of cash distribution.

On November 23, 2005, the Government of Canada ended the consultation process on the issue of the tax treatment of income trusts and other flow through entities with an announcement of a reduction in personal income taxes on dividends. The new rules will apply for eligible dividends paid beginning in 2006 and for subsequent years. These measures are intended to make the total tax paid on dividends received from corporations more comparable to the tax paid on distributions from income trusts. This measure is intended to level the playing field between corporations and income trusts and other flow-through entities.

**DISTRIBUTED CASH** *($ millions)*


$125
$100
$75
$50
$25
$0
01
02
03
04
05

*Non-Resident Taxpayers*

Current domestic tax laws require a withholding tax from distribution income to non-residents of Canada at a rate of 25 percent. The withholding rate on income may be reduced pursuant to a bilateral income tax convention between Canada and the country in which the Unitholder is resident. For U.S. residents, the withholding tax is reduced to 15 percent on trust income distributions. Such income is determined in accordance with the laws of Canada. It is important for the Unitholder to contact their broker or financial institution with regards to the amount of withholding tax that is being deducted, as it is our understanding that the withholding tax is determined by the financial institution where the units are held. Accordingly, we do not comment on the impact of relevant tax laws in various jurisdictions of residence but advise individuals to seek tax advice in this regard.

Pembina believes it should be considered a qualified foreign corporation and its distributions should be considered qualified dividends for US federal income tax purposes.

Our advice should not be interpreted as being specific tax advice and it is recommended that Unitholders or potential Unitholders consult their own legal or tax advisors as to their particular income tax consequences of holding Pembina Trust Units.

## LIQUIDITY AND CAPITAL RESOURCES

| *($ millions)* | 2005 | 2004 |
|---|---|---|
| Working capital (deficiency) | **$ (4.8)** | $ 1.7 |
| Variable rate debt | | |
| Bank debt | **115.8** | 84.4 |
| Senior unsecured notes | **75.0** | 75.0 |
| Variable rate debt swapped to fixed | **(85.0)** | (110.0) |
| Total variable rate debt outstanding *(average rate of 4.25%)* | **105.8** | 49.4 |
| Fixed rate debt | | |
| Senior unsecured notes | **175.0** | 175.0 |
| Senior secured notes | **98.2** | 100.0 |
| Variable rate debt swapped to fixed | **85.0** | 110.0 |
| Total fixed rate debt outstanding *(average rate of 6.26%)* | **358.2** | 385.0 |
| Convertible debentures | **158.0** | 251.7 |
| Total debt and debentures outstanding | **622.1** | 686.1 |
| Unutilized debt capacity[1] | **$ 144.1** | $ 175.5 |

[1] *Reduced by outstanding letter of credit of $0.1 million*

The Fund's cash flow from operations was $112.4 million in 2005, compared to the $117.6 million in 2004. The change in cash flow was primarily due to increased tariffs and the commencement of midstream activities (terminalling, storage and hub services) on some of sections of the conventional pipeline systems, offset by an increase in the contribution to the pension plan.

The Fund has maintained its credit facilities at $608.2 million, similar to 2004, of which $144.1 million was unutilized at year-end. The credit facilities consist of an operating facility of $30.0 million, a revolving credit facility of $230.0 million, senior unsecured notes of $250.0 million and senior secured notes of $98.2 million. $175.0 million of the senior unsecured notes and the $98.2 million in senior secured notes are fixed rate debt. The operating and the revolving credit facilities, along with $75.0 million in unsecured notes, are floating rate debt.

The Fund has entered into $85.0 million principal amount of interest rate swaps where the Fund receives a floating rate and pays a fixed rate and this amount has been included as a component of fixed rate debt. Because of this, approximately 80 percent of Pembina's total debt is at a fixed rate. Repayments of interest and principal on Pembina bank indebtedness and senior notes ranks in priority to monthly cash distributions to be paid to Unitholders.

Pembina currently has sufficient debt capacity and operating cash flow to meet the construction and completion of the Cheecham Lateral, as well as the initial construction commitments relating to the Horizon Pipeline, without the need to obtain additional funding. However, additional funding will be obtained through increased bank facilities, private placement debt, issuance of equity or a combination thereof, to finance the ultimate completion of the Horizon Pipeline.

At December 31, 2005, the Fund had a working capital deficiency before considering long term-debt due within one year of $4.8 million. This is due to the higher level of cheques issued but uncashed that comprises bank indebtedness, that if cashed would be included in long-term debt. Management considers that the Fund has sufficient liquidity to meet its daily operational commitments and existing obligations. Principally all of the Fund's accounts receivable are with customers in the oil and gas industry and are under the terms of the Fund's shipping rules and regulations or pursuant to contracts. Balances are payable on the 25th day of the following business month. This date coincides with the date on which oil and gas companies receive payment from industry partners and customers. Furthermore, on the conventional pipeline systems, the Fund has the right to take the shipper's oil in kind to settle any outstanding receivable balance. Therefore, the risk of non-collection is considered to be extremely low.

The Fund distributes all of its net cash flow, subject to retaining an appropriate distribution reserve, financing, maintenance capital, making repayments on debt and, if applicable, funding future removal and site restoration reserves. Aggregate debt of $622.1 million at December 31, 2005 resulted in a ratio of total debt to total enterprise value of 25 percent. This compares to $686.1 million and 32 percent, respectively, at the end of the prior year.

Development capital expenditures totaled $75.5 million in 2005, an increase of $18.8 million from 2004. A significant amount of this increase is related to construction of new connections and facility upgrades on the Alberta conventional pipeline systems as well as new facilities, equipment and line fill purchases required to establish the new terminalling, storage and hub services business in Alberta. Maintenance capital expenditures for 2005 totaled $3.9 million, compared to $1.3 million in 2004, an increase of $2.6 million. A portion of the increase is due to periodic costs relating to the ethylene storage facility, the cost of which is flowed through to customers under the contract. Current significant capital expenditure commitments for 2006 include the construction of the Cheecham Lateral and work on the Horizon Pipeline, both of which should begin in 2006 (see "Contractual Obligations").

Credit rating agency ratings on Pembina Pipeline Income Fund and Pembina Pipeline Corporation were confirmed during 2005. The STA-2 (low) stability rating and "BBB high" senior secured and "BBB" senior unsecured debt rating assigned by the Dominion Bond Rating Services ("DBRS") and, the "BBB" long term corporate credit with a stable outlook, "BBB plus" senior secured and "BBB" senior unsecured debt rating by Standard and Poor's ("S&P") are current. The DBRS stability rating system measures the volatility and sustainability of distributions per Trust Unit on a rating scale STA-1 to STA-7 (STA-1 being the highest rating possible). STA-2 rated funds are considered to have very good distribution per Trust Unit stability and sustainability. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. These ratings recognize the Fund's stable asset profile and financial results, as well as the stability and sustainability of the per Trust Unit distribution.

## CONTRACTUAL OBLIGATIONS

| | | Payments Due by Period | | | |
|---|---|---|---|---|---|
| ($ millions) | Total | Less than 1 year | 1 - 3 years | 4 - 5 years | After 5 years |
| Office and vehicle leases | **$ 14.5** | $ 3.0 | $ 4.7 | $ 3.1 | $ 3.7 |
| Long-term debt | **464.1** | 8.0 | 207.7 | 15.4 | 233.0 |
| Convertible debentures | **158.0** | 8.0 | 23.8 | 126.2 | |
| Total contractual obligations | **$ 636.6** | $ 19.0 | $ 236.2 | $ 144.7 | $ 236.7 |

Pembina is committed to the construction and the operation of both the Cheecham Lateral and the Horizon Pipeline. In both cases, Pembina will operate the system for 25 years from the in-service date. Based on the current in service projections and subject to potential extensions to these agreements, this operational commitment for the Cheecham Lateral will expire in 2032 and in 2033 for the Horizon Pipeline.

The Cheecham Lateral, currently set to begin construction in the first quarter of 2006, is projected to cost $42.0 million and should begin operations late in the year. Definitive documents for the Cheecham Lateral were signed effective December 1, 2005.

The Horizon Pipeline, which is currently projected to cost $300.0 million, will also commence construction in 2006, with operations slated to commence in mid-2008. Formal documentation, comprised of a Construction Support Agreement and a Transportation Agreement, are expected to be executed by the end of the first quarter of 2006. The agreements may be terminated by the customer, Canadian Natural Resources Limited, prior to commencement of construction should capital or operating costs, pursuant to detailed engineering, significantly exceed current estimates. Pembina is confident such costs will be within the specified range, having recently completed a major expansion of the AOSPL system.

## CRITICAL ACCOUNTING ESTIMATES

Management is required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the Fund. Readers are referred to Note 2 of the audited consolidated financial statements as at and for the year ended December 31, 2005 for a description of the Fund's significant accounting policies. The following discussion outlines certain items for which critical estimates must be made in preparing those statements.

*Depreciation*

Pipeline assets and facilities are generally depreciated using the declining balance method at rates ranging from three percent to ten percent per annum. The AOSPL and ethylene storage assets are depreciated using the straight-line method at rates ranging from three to five percent. These rates have been established to depreciate the original asset and facility costs over the economic lives or contractual duration of the related assets. Estimates of the economic life of various pipeline systems have been based on projecting future throughputs using historic oil and gas production decline rates and throughputs. Management has assumed that these historical trends will continue and that the increased tolls required to offset these decline rates will also remain competitive. However, the actual useful life of the assets may differ from management's original estimate due to higher decline rates, non-competitive tolls and customer requirements. A resultant change in depreciation expense would have a corresponding effect on the net earnings of the Fund.

*Goodwill*

Goodwill, which represents the estimated tax costs related to the difference between the fair value and the tax base of acquired assets, is assessed by the Fund for impairment at least annually. Management estimates the fair value of these assets by discounting the projected future cash flows generated by these assets using the Fund's weighted average cost of capital. If it is determined that the fair value of the future cash flows is less than the book value of the assets at the time of the assessment, an impairment amount would be determined by deducting the fair value of the cash flows from the book values and applying it against the book balance of goodwill. To date, there has been no impairment of these goodwill values.

*Asset Retirement Obligations*

Management recognizes the fair value of an estimated asset retirement obligation in the period in which it is incurred, when an estimate can reasonably be made and industry practice or regulation requires removal of the asset upon retirement. The estimated fair value is recorded as a long-term liability with a corresponding increase in the carrying value of the property, plant and equipment. The liability is accumulated over time through charges to period earnings and is reduced by the actual costs incurred upon settlement. Any difference between the actual cost incurred upon settlement and the recorded liability is recognized as a gain or loss in the Fund's earnings.

*Asset Impairment*

Management regularly reviews property, plant, equipment and other intangibles to determine if circumstances indicate impairment in the carrying value or changes in the estimated useful life of the asset. Impairment is generally considered to have occurred when the fair value of the future cash flows that are to be generated by an asset are less than the carrying value of that asset. If impairment has occurred, an impairment charge to earnings is recognized in the amount that the carrying value of the asset exceeds its fair value.

*Pensions and other Post Retirement Benefits*

The Fund accrues for its obligations under its employee pension plan and the related costs, net of pension plan assets. The costs of the pension plan and other retirement benefits is actuarially determined using the projected benefit method based on the length of service and reflects management's best estimate of expected pension plan investment performance, salary escalation and retirement ages of employees. The return on the pension plan assets is based on the fair value of those assets. The obligation is discounted using a market interest rate at the beginning of the year on high quality corporate debt instruments. The pension expense includes the costs of pension benefits earned during the current year, the interest cost on pension obligations, the return on pension plan assets, the amortization of the net transitional obligation, the amortization of adjustments arising from pension plan amendments and the amortization of the excess of the net actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets. The amortization period covers the expected average remaining service lives of employees covered by the pension plan. The actual costs and projections may differ from management's estimates and any change would have a corresponding effect in the net earnings of the Fund.

## CHANGES IN ACCOUNTING PRINCIPLES AND PRACTICES

There were no changes in Pembina's principles or practices that affected the disclosure of or the accounting for its operations for the year ended December 31, 2005. Furthermore, Pembina does not anticipate any change in its accounting principles or practices for the upcoming year.

**TRUST UNIT INFORMATION**

| | March 1, 2006 | December 31, 2005 | December 31, 2004 |
|---|---|---|---|
| **Trading volume and value** *(in thousands of dollars, except where noted)* | | | |
| Total volume *(Trust Units)* | 10,016,165 | 57,295,154 | 49,178,044 |
| Average daily volume | 238,480 | 227,362 | 195,930 |
| Value traded | $ 168,051 | $ 827,360 | $ 610,125 |
| Trust Units outstanding at year end *(Trust Units)* | 117,991,407 | 113,897,002 | 102,933,221 |
| Year end unit trading price *($/Unit)* | $ 18.51 | $ 15.95 | $ 13.65 |
| **Market value** *(at December 31)* | | | |
| Trust Units | $ 2,184,013 | $ 1,816,657 | $ 1,405,035 |
| 8.25% convertible debentures (2) | 13,548 | 14,336 | 17,611 |
| 7.50% convertible debentures (3) | 39,095 | 37,308 | 41,577 |
| 7.35% convertible debentures (4) | 138,683 | 167,884 | 236,159 |
| **Market capitalization** | 2,375,339 | 2,036,185 | 1,700,382 |
| **Senior debt** | 473,000 | 463,600 | 434,388 |
| **Total enterprise value** | $ 2,848,339 | $ 2,499,785 | $ 2,134,770 |

(1) *Based on the 42 trading days from January 1 to March 1, 2006 inclusive.*

(2) *$8.3 million principal amount of 8.25% convertible debentures outstanding at a market price of $172.21 at December 31, 2005.*

(3) *$24.6 million principal amount of 7.50% convertible debentures outstanding at a market price of $151.50 at December 31, 2005.*

(4) *$131.8 million principal amount of 7.35% convertible debentures outstanding at a market price of $127.35 at December 31, 2005.*

The Fund's Trust Units, along with each of the three series of convertible debentures, are publicly traded on the Toronto Stock Exchange. The total market value of the Fund's outstanding securities was $2.0 billion at December 31, 2005. Issued and outstanding Trust Units of the Fund rose to 113.9 million by the end of 2005, an increase of 11.0 million from 2004. During 2005, 8.0 million Trust Units were issued through debenture conversions, 2.3 million Trust Units were issued under the Premium DRIP (which is described below) and 0.7 million were issued upon the exercise of Trust Unit options. Pembina's ratio of total debt to total enterprise value declined from 32 percent at the end of 2004 to 25 percent as at December 31, 2005. Management remains satisfied that the leverage currently employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.

Pembina's Premium Distribution, Distribution Reinvestment and Optional Cash Purchase Plan ("Premium DRIP Plan") raised $31.3 million in 2005, compared to $29.8 million in 2004. Since its launch in 2003, the plan has attracted strong Unitholder interest and has raised $90.1 million. The Fund views the Premium DRIP Plan as a dependable, cost effective source of incremental financing, and uses the proceeds to fund its capital program. Premium DRIP Plan participation may be limited to ensure that the dilutive impact of the Units issued is minimized. The 7.4 million Trust Units issued through the Premium DRIP Plan since the Plan's inception represent less than 6.5 percent of the total issued and outstanding units at the end of the year. In 2006, Pembina has the potential to raise $50.0 million based upon current participation levels of the Premium DRIP plan, but will maintain the flexibility to alter this target, dependent on the actual participation and capital funding requirements during the year.

## RISK FACTORS

Following is a summary of the primary risk factors identified by management that could potentially have a material impact on the financial results and operations of the Fund. For a full discussion of these and other risk factors affecting the business and operation of the Fund and its operating subsidiaries, readers are referred to the Fund's Annual Information Form, an electronic copy of which is available through the internet on Pembina's website at **www.pembina.com** or on the Fund's SEDAR profile at **www.sedar.com**.

*Distributions*

The Fund has announced its distribution objective for 2006 of $1.14 per Trust Unit, an approximately 9 percent increase over the 2005 annual distribution. Management believes that continued strong operating results produced by Pembina's conventional assets, coupled with growth in its oil sands and midstream business units, will continue to generate significant and sustainable cash flow that will support the new level of cash distribution. However, there can be no assurance that this level of distribution will be achieved. The actual amount of distributions paid to Unitholders will depend upon numerous factors including, but not limited to, operating cash flow, general and administrative costs, debt repayment and service costs, taxes, capital expenditures, reclamation reserves - if any, and working capital requirements. Payments by Pembina, the principal operating subsidiary, to the Fund may be delayed or reduced by restrictions imposed by lenders, disruptions in services or the ability of Pembina, under certain circumstances, to delay interest payments on its senior secured notes for up to twelve months.

**ANNUAL VALUE TRADED AND AVERAGE DAILY TRADING VOLUME**



Annual Value Traded ($ millions)
Average Daily Volume (thousands of Units)
$800
$700
$600
$500
$400
$300
$200
$100
$0
230
210
180
150
120
90
60
30
0
98*
99
00
01
02
03
04
05


* PIF.UN commenced trading as a fully paid trust unit on October 23, 1998.

*Debt Service*

At the end of 2005, Pembina had exposure to floating interest rates on $105.8 million in bank debt. A 0.25 percent change in short-term interest rates would have an annualized impact of $0.3 million on net cash flows. Variations in interest rates and scheduled principal repayments, if required under the terms of the banking agreements as described in Note 6 to the Fund's 2005 financial statements, could result in significant changes in the amounts required to be applied to debt service before payment of any amounts by the operating subsidiaries to the Fund. Certain covenants in the agreements with the lenders may also limit payments by the operating subsidiaries to the Fund. Although it is believed that the existing credit facilities are sufficient, there can be no assurance that the amount will be adequate for the financial obligations of Pembina or that additional funds can be obtained. Holders of the Pembina senior secured notes have been provided with security over substantially all of the assets of Pembina. If Pembina becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, the lenders will rank senior to the fund in respect of payments made by the operating subsidiaries on securities or unsecured promissory notes that are held by the Fund. As a result, cash distributions from the Fund to Unitholders would be adversely affected by such circumstances.

*Capital Resources*

Future expansions of the pipeline assets (such as the Horizon and Cheecham pipelines), acquisitions and other capital expenditures will be financed from sources such as cash generated from operations, borrowing or issuance of additional Trust Units or other securities of the Fund or Pembina. There can be no assurance that sufficient capital will be available on terms that would be considered as acceptable to the Fund to support these expansions or other required capital expenditures. Should external sources of capital become limited or unavailable, Pembina's ability to make the necessary or desirable capital expenditures could be severely restricted. To the extent Pembina is required to use cash flow to finance capital expenditures the level of cash distributed to Unitholders could be reduced.

*Reserve Replacement and Throughput*

Tariff revenues are based upon a variety of tolling arrangements, including "deliver or pay" contracts, costs of service arrangements and market-based tolls. As a result, certain tariff revenues are heavily dependent upon throughput levels. Future throughput on Pembina's crude oil and NGL pipelines and replacement of oil and gas reserves in service areas will be dependent upon the success of producers operating in those areas exploiting their existing reserve bases as well as exploring for and developing additional reserves. Without reserve additions or expansion of the service areas, throughput on the pipelines will decline over time as reserves are depleted. In addition, as reserves are depleted or if the product prices for crude oil, condensate and natural gas liquids (NGLs) decline, production costs may increase relative to the remaining value of the reserves in place, causing producers to shut-in production, seek out lower cost alternatives for transportation to market or pressure Pembina to reduce the effective tariffs.

The oil and natural gas price volatility that the industry has experienced over the past number of years is due to supply and demand factors, including weather and general economic conditions as well as economic, political and other conditions in other oil and natural gas producing regions, not necessarily located in western Canada, all of which are beyond the Fund's control.

*Environmental Costs and Liabilities*

Pembina is subject to Canadian Federal and Alberta and British Columbia Provincial laws and regulations relating to environmental protection and operational safety. While Pembina believes that the current operation of its pipeline systems is in compliance with all applicable environmental and safety regulations, there can be no assurance that substantial costs or liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws, regulation and enforcement or claims for damages to persons or property resulting from Pembina's operations, could result in significant costs and liabilities to Pembina. If Pembina were not able to recover the resulting costs through insurance or tariffs, cash flow available to make cash distributions to Unitholders or to service obligations under the convertible debentures would be adversely affected. While Pembina maintains insurance in respect of damage caused by seepage or pollution in an amount it considers prudent and in accordance with industry standards, certain provisions of this insurance may limit its availability in respect of certain occurrences unless they are discovered within fixed timed periods. These periods can range from 72 hours to seven days. If Pembina is unaware of or is unable to locate the problem within the relevant time period insurance coverage may not be available. However, Pembina is of the opinion that it has adequate leak detection systems in place to detect and monitor a significant spill of product.

*Competition to the Pipeline Operations*

Pembina competes with other pipelines in its service areas as well as other transporters of crude oil and NGLs. The introduction of competing transportation alternatives into Pembina's service areas could potentially have the impact of limiting Pembina's ability to adjust tolls as it may deem necessary. Additionally, potential pricing differentials on the components of NGLs may result in these components being transported by competing gas pipelines. Pembina believes that it is prepared for and is determined to meet these existing and potential competitive pressures.

*Regulation*

Legislation in Alberta and British Columbia exists to ensure that producers have fair and reasonable opportunities to produce, transport, process and market their reserves. In Alberta and British Columbia, the Alberta Energy and Utilities Board and the British Columbia Utility Commission respectively, may, upon application and following a hearing (and in Alberta with the approval of the Lieutenant Governor in counsel), declare the operator of a pipeline a common carrier of oil or natural gas and, as well, must not discriminate between producers who seek access to the pipeline. Producers and shippers may also apply to the regulatory authorities for a review of tariffs if they prove the tariffs are not just and reasonable. Applications by producers to have a pipeline operator declared a common carrier are usually accompanied with an application to have tariffs set by the regulatory authorities. The extent to which regulatory authorities in such instances can override existing transportation or processing contracts has not been fully decided. The potential for direct regulation of tolls, other than for the provincially regulated BC gathering pipelines, while considered remote, could result in toll levels that are not considered fair and reasonable by Pembina and could impair the economic operation of such regulated pipeline systems.

*Pipeline Abandonment Costs*

Pembina is responsible for compliance with all applicable laws and regulations regarding the abandonment of its pipeline assets at the end of their economic life, and such abandonment costs may be substantial. The proceeds of the disposition of certain assets associated with Pembina's pipeline systems including, in respect of certain pipeline systems, linefill would be available to offset abandonment costs. However, it is not possible to definitively predict abandonment costs since they will be a function of regulatory requirements at the time and the value of Pembina's assets, including linefill, may then be more or less than the abandonment costs. Pembina may, in the future, determine it prudent or be required by applicable laws or regulations to establish and fund one or more reclamation funds to provide for payment of future abandonment costs. Such reserves could decrease cash flow available for distribution to Unitholders and to service obligations under the Convertible Debentures.

*Operational Hazards*

Pembina's operations will be subject to the customary hazards of the pipeline transportation business. The operations of Pembina's pipelines could be disrupted by natural disasters or other events beyond Pembina's control. A casualty occurrence could result in the loss of equipment or life as well as injury and property damage. Pembina carries insurance coverage with respect to some, but not all, casualty occurrences in amounts customary for similar business operations, which coverage may not be sufficient to compensate for all casualty occurrences.

*Credit Risk*

Pembina is subject to credit risk arising out of both its pipeline and midstream operations. A majority of Pembina's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. Historically, Pembina has collected its accounts receivable in full. However, it maintains lien rights on the oil and NGLs that are in Pembina's custody during the transportation of such products on the pipeline as well as the right of offset for single shipper operations. It also actively reviews credit worthiness of all new shippers on its systems and regularly reviews the credit status of current shippers.

*Pricing*

Terminalling, storage and hub services are dependent upon the ability of Pembina to take advantage of pricing differentials for various qualitative factors in the crude oil and NGL streams. These differentials are based primarily on product density and sulphur content and are subject to normal market forces. Pembina actively monitors the market conditions and the stream content and quality to ensure that it is not subject to undue risk or exposure should there be a significant change in either price or quality factors.

**SELECTED QUARTERLY FINANCIAL INFORMATION**

| | 2005 | | | | 2004 | | | |
|---|---|---|---|---|---|---|---|---|
| | **Q4** | **Q3** | **Q2** | **Q1** | Q4 | Q3 | Q2 | Q1 |
| Revenues | **$ 77,644** | **$ 73,100** | **$ 70,120** | **$ 69,658** | $ 71,840 | $ 70,974 | $ 67,283 | $ 69,026 |
| Operating expenses | **28,520** | **24,480** | **24,763** | **24,973** | 25,279 | 25,481 | 27,727 | 26,541 |
| EBITDA [1] | **45,027** | **44,558** | **40,207** | **39,738** | 42,490 | 40,694 | 36,386 | 38,342 |
| Net earnings | **21,705** | **19,778** | **14,373** | **14,553** | 15,374 | 15,112 | 11,336 | 18,601 |
| Net earnings per Trust Unit *($/Unit)* | | | | | | | | |
| Basic and diluted | **0.19** | **0.18** | **0.14** | **0.14** | 0.15 | 0.15 | 0.11 | 0.19 |
| Distributed cash [1] | **29,667** | **29,099** | **27,474** | **27,242** | 26,939 | 26,645 | 26,420 | 26,188 |
| Distributed cash per Trust Unit [1] | | | | | | | | |
| Basic | **0.2625** | **0.2625** | **0.2625** | **0.2625** | 0.2625 | 0.2625 | 0.2625 | 0.2625 |
| Diluted | **0.2542** | **0.2625** | **0.2558** | **0.2554** | 0.2550 | 0.2533 | 0.2543 | 0.2543 |
| Trust Units outstanding *(Thousands)* | | | | | | | | |
| Weighted average *(Basic)* | **113,019** | **110,845** | **104,659** | **103,776** | 102,622 | 101,502 | 100,647 | 99,764 |
| Weighted Average *(Diluted)* | **127,445** | **126,427** | **126,003** | **125,376** | 125,236 | 124,360 | 123,541 | 122,688 |
| End of Period | **113,897** | **111,938** | **104,949** | **104,127** | 102,933 | 101,874 | 100,902 | 100,115 |

[1] *Refer to "Non GAAP measures" on page 30.*

Pembina's stable operations typically produce limited variability in quarterly results. However, continued growth in Pembina's underlying asset base has generally resulted in increased revenues, expenses and cash flows over the last eight quarters. Variations in this trend result from one-time events and expected seasonal factors which impact oil and gas production, occurring most frequently during the second quarter of each year.

**FOURTH QUARTER RESULTS**

For specific information regarding the Fund's financial and operational results for the fourth quarter of 2005, readers are directed to the Fund's Interim Report for the fourth quarter of 2005, an electronic copy of which is available on Pembina's website at **www.pembina.com** and on the Fund's SEDAR profile at **www.sedar.com**.

# Manager's Report

The consolidated financial statements of Pembina Pipeline Income Fund (the "Fund") are the responsibility of Pembina Management Inc. (the "Manager"). The financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the Manager's best estimates and judgments, where appropriate.

The Manager is responsible for the reliability and integrity of the financial statements, the notes to the financial statements, and other financial information contained in this report. In the preparation of these financial statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependent on future events. The Manager believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

The Manager maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded and that accounting systems provide timely, accurate and reliable financial information.

The Board of Directors of Pembina Pipeline Corporation (the "Board") is responsible for ensuring that the Manager fulfills its responsibilities for financial reporting and internal control. The Board is assisted in exercising their responsibilities through the Audit Committee, which is composed of three non-management directors. The Audit Committee meets periodically with the Manager and the auditors to satisfy itself that the Manager's responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

KPMG LLP, the independent auditors, have audited the Fund's financial statements in accordance with Canadian generally accepted auditing standards and their report follows. The independent auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings.

"*Robert B. Michaleski*"

**Robert B. Michaleski**
*President and Chief Executive Officer*
*Pembina Pipeline Corporation and*
*Pembina Management Inc.*
*March 2, 2006*

"*Peter D. Robertson*"

**Peter D. Robertson**
*Vice President Finance and*
*Chief Financial Officer*
*Pembina Pipeline Corporation*
*and Pembina Management Inc.*

# Auditors' Report to the Unitholders

We have audited the consolidated balance sheets of Pembina Pipeline Income Fund as at December 31, 2005 and 2004 and the consolidated statements of earnings and the cash flows for the years then ended. These financial statements are the responsibility of the Fund manager. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2005 and 2004 and the results of the operations and the cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

*"KPMG LLP"*

*Chartered Accountants*
*Calgary, Canada*
*February 23, 2006*

# Consolidated Balance Sheets

| December 31, 2005 and 2004 (in thousands of dollars) | 2005 | 2004 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Accounts receivable | $ 31,012 | $ 26,432 |
| | 31,012 | 26,432 |
| Property, plant and equipment *(note 4)* | 1,161,691 | 1,160,613 |
| Goodwill and other *(note 5)* | 366,416 | 361,855 |
| | $ 1,559,119 | $ 1,548,900 |
| **Liabilities and Unitholders' Equity** | | |
| Current liabilities: | | |
| Bank indebtedness | $ 7,311 | $ 2,971 |
| Accounts payable and accrued liabilities | 18,489 | 12,792 |
| Distributions payable to Unitholders | 9,966 | 9,007 |
| Current portion of long-term debt *(note 6)* | 7,968 | 3,522 |
| Current portion of convertible debentures *(note 7)* | 8,000 | |
| | 51,734 | 28,292 |
| Long-term debt *(note 6)* | 456,094 | 430,866 |
| Convertible debentures *(note 7)* | 150,040 | 251,663 |
| Asset retirement obligations *(note 9)* | 19,716 | 15,729 |
| Future income taxes *(note 10)* | 137,923 | 167,300 |
| | 815,507 | 893,850 |
| Unitholders' equity: | | |
| Trust Units *(note 11)* | 1,073,537 | 941,902 |
| Earnings to date | 358,144 | 287,735 |
| Distributions to date | (688,069) | (574,587) |
| | 743,612 | 655,050 |
| Commitments *(note 16)* | | |
| | $ 1,559,119 | $ 1,548,900 |

On behalf of the Board of

Pembina Pipeline Corporation:

"*Lorne B. Gordon*" "*David A. Bissett*"

**Lorne B. Gordon**
*Director*

**David A. Bissett**
*Director*

*See accompanying notes.*

# Consolidated Statements of Earnings

| *Years ended December 31, 2005 and 2004 (In thousands of dollars, except per Trust Unit amounts)* | **2005** | 2004 |
|---|---|---|
| Revenues: | | |
| Pipeline transportation | **$ 259,803** | $ 255,838 |
| Midstream | **30,719** | 23,285 |
| | **290,522** | 279,123 |
| Expenses: | | |
| Operations | **102,736** | 105,028 |
| General and administrative | **16,808** | 14,200 |
| Management fee | **1,165** | 1,076 |
| Depreciation and amortization *(note 4, 5)* | **85,270** | 83,695 |
| Accretion on asset retirement obligations *(note 9)* | **1,015** | 952 |
| Other | **283** | 817 |
| | **207,277** | 205,768 |
| Earnings before interest and taxes | **83,245** | 73,355 |
| Interest on long-term debt *(note 6)* | **(23,877)** | (24,131) |
| Interest on convertible debentures *(note 7)* | **(16,599)** | (19,890) |
| Earnings before taxes | **42,769** | 29,334 |
| Income and capital taxes (reduction) *(note 10)* | **(27,640)** | (31,089) |
| Net earnings | **70,409** | 60,423 |
| Earnings to date, beginning of year | **287,735** | 227,312 |
| Earnings to date, end of year | **$ 358,144** | $ 287,735 |
| Earnings per Trust Unit *(note 13)* | | |
| Basic and diluted | **$ 0.65** | $ 0.60 |

*See accompanying notes.*

# Consolidated Statements of Cash Flows

| *Years ended December 31, 2005 and 2004 (in thousands of dollars)* | **2005** | 2004 |
|---|---|---|
| Cash provided by (used in): | | |
| Operating activities: | | |
| Net earnings | **$ 70,409** | $ 60,423 |
| Items not involving cash: | | |
| Depreciation and amortization | **85,270** | 83,695 |
| Accretion on asset retirement obligations | **1,015** | 952 |
| Future income tax reduction | **(29,377)** | (33,300) |
| Employee future benefits expense | **3,383** | 3,609 |
| Other | **362** | 584 |
| Employee future benefits contributions | **(13,349)** | (4,436) |
| Changes in non-cash working capital *(note 14)* | **(5,353)** | 6,054 |
| Cash flow from operations | **112,360** | 117,581 |
| Financing activities: | | |
| Bank borrowings | **31,438** | 18,277 |
| Repayment of bank loan | | (110,400) |
| Repayment of senior secured notes | **(1,764)** | |
| Issue of private placement notes (net of costs) | | 247,125 |
| Repayment of AOSPL expansion facility | | (139,600) |
| Issue of Trust Units *(note 11)* | **38,012** | 32,780 |
| Distributions to Unitholders – current year | **(103,516)** | (97,185) |
| Distributions to Unitholders – prior year | **(9,007)** | (8,642) |
| | **(44,837)** | (57,645) |
| Investing activities: | | |
| Capital expenditures | **(79,457)** | (58,007) |
| Changes in non-cash working capital *(note 14)* | **7,594** | (8,166) |
| | **(71,863)** | (66,173) |
| Change in cash | **(4,340)** | (6,237) |
| Cash (bank indebtedness), beginning of year | **(2,971)** | 3,266 |
| Bank indebtedness, end of year | **$ (7,311)** | $ (2,971) |
| Other cash disclosures: | | |
| Interest on long-term debt paid | **$ (25,484)** | $ (22,094) |
| Interest on convertible debentures paid | **$ (15,606)** | $ (19,741) |
| Interest capitalized | **$ (2,100)** | |
| Taxes paid | **$ (928)** | $ (1,980) |

*See accompanying notes.*

# Notes to Consolidated Financial Statements

*Years ended December 31, 2005 and 2004 (Tabular amounts stated in thousands of dollars, except per Trust Unit amounts)*

## Note 1. Structure Of The Fund:

Pembina Pipeline Income Fund (the "Fund") is an open-ended, single purpose trust formed under the laws of the Province of Alberta pursuant to a declaration of trust. The Fund commenced operations in October 1997 when it acquired all of the shares and unsecured promissory notes of Pembina Pipeline Corporation ("Pembina") which owns or has interests in pipelines and related facilities to deliver crude oil, condensates and natural gas liquids in Alberta and British Columbia, and other energy related infrastructure.

The Fund makes monthly distributions of its distributable cash to Unitholders of record on the last day of each calendar month. The amount of the distributions per Trust Unit are equal to the pro-rata share of interest income (and in certain circumstances repayment of principal) on the Pembina notes and dividends (and in certain circumstances repayment of capital) on the Pembina shares less expenses of the Fund and cash redemptions of Trust Units.

Pursuant to the Fund's distribution policy, it will pay interest, principal, dividends and capital, subject to retaining an appropriate distribution reserve, satisfying its financing covenants, making loan repayments, and funding future removal and site restoration expenditures. Pembina's maintenance capital expenditures are expected to be funded from available cash while ongoing development, expansions and acquisitions of pipeline and other assets and related facilities are expected to be funded primarily through borrowings or issuance of additional Trust Units.

Pembina, together with the other operating subsidiaries of the Fund, is managed by Pembina Management Inc. (the "Manager") pursuant to a management agreement. Effective March 1, 2005, as compensation for its services, the Manager is entitled to:

(a) a management fee equal to 0.9825% of distributed cash;

(b) an acquisition fee of 0.655% of the purchase price of any material pipeline asset or facility acquired or swapped;

(c) a disposition fee of 0.49125% of the sales price of any material pipeline asset or facility sold; and

(d) an annual incentive fee calculated as a percentage of distributed cash per Trust Unit as follows: 4.9125% of such distribution equal to or in excess of $1.05 per Trust Unit annually but less than $1.09 per Trust Unit annually; 6.55% of such distribution equal to or in excess of $1.09 per Trust Unit annually but less than $1.19 per Trust Unit annually; and 7.86% of such distribution equal to or in excess of $1.19 per Trust Unit annually.

Prior to March 1, 2005, the management fee was 0.9675% of distributed cash, the acquisition fee was 0.645% of any material acquisition and the disposition fee was 0.48375% of any material disposition. The annual incentive fee was increased by 1.55%

In 2005 the Manager was paid a management fee of $1.2 million (2004 - $1.1 million).

Pursuant to an administration agreement, as compensation for its administrative services to the Fund, the Manager receives an annual fee of $20,000.

## Note 2. Significant Accounting Policies:

The preparation of these consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. In the opinion of the Manager, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of Canadian generally accepted accounting principles for non rate-regulated entities.

### REGULATION

The pipeline systems in Alberta and British Columbia are subject to the respective provincial utilities board authority over matters such as construction, rates and rate setting agreements with customers. Pipelines crossing provincial borders are also subject to the authority of the National Energy Board. The Alberta pipelines generally operate under market tolling arrangements and the utilities board will not review rates unless it receives a complaint. Rates on the British Columbia pipelines require provincial utility board approval.

### PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Fund, its wholly owned subsidiary companies and partnerships, and its proportionate share of the accounts of joint ventures and partnerships. The Fund does not utilize off balance sheet arrangements with unconsolidated entities.

### CASH AND CASH EQUIVALENTS

Short term investments with original maturities of ninety days or less are considered to be cash equivalents and are recorded at cost which approximates market value.

### PRODUCT INVENTORY

*Crude oil, condensates and natural gas liquids are valued at the lower of cost or market determined using an average cost method.*

### PROPERTY, PLANT AND EQUIPMENT

Development capital expenditures (upgrades and expansions) and maintenance capital expenditures (major renewals and improvements) are capitalized at cost. Maintenance and repair costs are expensed as incurred. Interest is capitalized during the construction phase of large expansions.

Pipeline assets and facilities are generally depreciated using the straight line or declining balance method at rates ranging from 3% to 10% per annum. AOSPL and storage assets and facilities are depreciated using the straight line method at annual rates ranging from 3% to 5%. These rates are established to depreciate original costs over the economic lives or contractual duration of the related assets.

### GOODWILL

Goodwill represents the estimated tax costs related to the difference between the fair value and the tax base of acquired assets. Goodwill is not amortized but, at a minimum, is subject to an annual impairment test and an impairment loss is recognized when the carrying amount of goodwill exceeds its fair value. The measurement methodology used to evaluate whether there is a permanent impairment in the value of goodwill is based on discounted cash flows.

### OTHER INTANGIBLES

Other intangibles acquired individually or as part of a group of assets are recognized and measured at cost. Other intangibles are amortized using the straight line method over the 20 year contractual duration of the related asset.

## Note 2. Significant Accounting Policies: *(continued)*

### IMPAIRMENT OF LONG-LIVED ASSETS

Management reviews property, plant and equipment and other intangibles to determine if circumstances indicate impairment in the carrying value or changes in the estimated useful life of the asset. If impairment has occurred, an impairment charge to earnings is recognized for the amount the carrying value of the asset exceeds its estimated fair value.

### EMPLOYEE PENSION PLAN

A subsidiary of the Fund maintains a non-contributory defined benefit pension plan covering its employees along with an unfunded supplemental retirement plan for those employees affected by the Canada Revenue Agency maximum pension limits. The cost of pension benefits earned by employees in the defined benefit plans are charged to earnings as services are rendered using the projected benefit method prorated on service. The cost of the defined benefit plans reflects management's estimate of the rate of return on pension plan assets, salary escalations, mortality and other factors affecting the payments of future benefits. Adjustments arising out of plan amendments, changes in assumptions and experience gains and losses are normally amortized, using the corridor method, over the expected remaining average service life of the employee group. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued benefit obligation and the value of the plan assets. The market value of assets is used for all calculations.

### ASSET RETIREMENT OBLIGATIONS

The fair value of the estimated asset retirement obligations are recognized in the period in which they are incurred, when an estimate can reasonably be made and industry practice or regulation requires removal of the asset upon retirement. The fair value is recorded as a long term liability with a corresponding increase in the carrying value of the property, plant and equipment. The liability is accumulated over time through charges to earnings and is reduced by the actual costs incurred upon settlement. Any difference between the actual costs incurred upon settlement and the recorded liability is recognized as a gain or loss in earnings.

### INCOME TAXES

Income taxes, based on current legislation, are recorded on the liability method of accounting as the subsidiaries are projected to be taxable in the future. Income tax obligations relating to distributions from the Fund are the obligations of the Unitholders. Accordingly, no provision for income taxes on the earnings of the Fund have been made.

Future income tax liabilities of subsidiaries are recognized on acquisitions and reflect the difference between the book value and tax value of capital assets at future statutory income tax rates. On recognition, an equivalent amount is allocated to property, plant and equipment or, if the consideration paid approximates the estimated depreciated replacement cost, then the allocation is to goodwill. The future income tax reduction represents the change in these amounts during the year.

### REVENUE RECOGNITION

Pipeline transportation revenues are recorded when the services have been provided. For rate or contractually regulated pipeline operations, revenue is recognized in a manner that is consistent with the underlying rate design as mandated by agreement or regulatory authority.

Certain pipelines have been designated single-shipper lines where producers must either sell their product at the inlet point or sell their product at the inlet point and repurchase it at the delivery point for the inlet price paid plus an agreed-upon differential on a pre-arranged basis. The buy/sell transactions are recognized on a net basis in the statement of earnings. Product sales are recognized when the product is delivered to a customer.

Storage revenue is recognized when the service is provided consistent with the rate contracted with the customer.

### UNIT BASED COMPENSATION

The Fund uses the fair value method to account for the compensation cost of options granted pursuant to the unit option plan described in note 12. Under the fair value method, the options are measured at fair value at the grant date and the cost is recognized in earnings over the vesting period. Consideration paid on exercise of the options is credited to Unitholders' equity.

The Fund has a restricted trust unit plan as described in note 12. As participants in this plan are entitled to a cash payment on a fixed vesting date, the Fund is using the intrinsic value method to account for the compensation cost of this plan. Changes in intrinsic value result in a change in the measurement of compensation cost. As awards vest at the end of the vesting period, compensation cost is recognized as incurred.

### RISK MANAGEMENT

The Fund uses derivative financial instruments to manage exposure to interest rates and power costs. The Fund does not use financial instruments for trading or speculative purposes.

The Fund formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Fund also assesses, both at inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Fund enters into interest rate swaps to manage the earnings impact of fluctuating interest rates on long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Fund designates these swaps as interest rate hedges. Payments and receipts under interest rate swap contracts are recognized as adjustments to interest expense on long-term debt.

The Fund uses price swap contracts to manage volatility in power prices. The Fund designates these swaps as power cost hedges. Payments and receipts under these swap agreements are recognized as adjustments to operating costs.

## Note 3. Business Segments:

The Fund conducts its operations through three operating segments: Conventional Pipelines, Oil Sands Infrastructure and Midstream Business.

Conventional Pipelines consists of the tariff based operations of pipelines and related facilities to deliver crude oil, condensates and natural gas liquids in Alberta and British Columbia.

Oil Sands Infrastructure consists of pipelines and related facilities to deliver synthetic crude oil produced from oil sands.

Midstream Business consists of a direct and indirect interest in a storage operation and direct contractual interests in terminalling, storage and hub services.

## Note 3. Business Segments: *(continued)*

The financial results of the business segments are as follows:

| | Conventional Pipelines | Oil Sands Infrastructure | Midstream Business | 2005 Total |
|---|---|---|---|---|
| **2005** | | | | |
| Revenues | | | | |
| Pipeline transportation | $ **204,331** | $ **55,472** | $ | $ **259,803** |
| Terminalling, storage and hub services | | | **30,719** | **30,719** |
| Revenue before expenses | **204,331** | **55,472** | **30,719** | **290,522** |
| Expenses | | | | |
| Operations | **80,388** | **18,523** | **3,825** | **102,736** |
| General and administrative | **15,581** | **1,227** | | **16,808** |
| Management fee | **1,165** | | | **1,165** |
| *Depreciation and amortization* | **66,114** | **9,978** | **9,178** | **85,270** |
| Accretion on asset retirement obligations | **960** | **55** | | **1,015** |
| Other | **283** | | | **283** |
| | **164,491** | **29,783** | **13,003** | **207,277** |
| Earnings before interest and taxes | $ **39,840** | $ **25,689** | $ **17,716** | $ **83,245** |
| Property, plant and equipment | $ **747,810** | $ **298,052** | $ **115,829** | $ **1,161,691** |
| Goodwill and other | $ **207,486** | $ **28,300** | $ **130,630** | $ **366,416** |

| | Conventional Pipelines | Oil Sands Infrastructure | Midstream Business | 2004 Total |
|---|---|---|---|---|
| 2004 | | | | |
| Revenues | | | | |
| Pipeline transportation | $ 201,734 | $ 54,104 | $ | $ 255,838 |
| Terminalling, storage and hub services | | | 23,285 | 23,285 |
| Revenue before expenses | 201,734 | 54,104 | 23,285 | 279,123 |
| Expenses | | | | |
| Operations | 83,348 | 18,157 | 3,523 | 105,028 |
| General and administrative | 12,204 | 1,996 | | 14,200 |
| Management fee | 1,076 | | | 1,076 |
| Depreciation and amortization | 64,624 | 9,384 | 9,687 | 83,695 |
| Accretion on asset retirement obligations | 900 | 52 | | 952 |
| Other | 817 | | | 817 |
| | 162,969 | 29,589 | 13,210 | 205,768 |
| Earnings before interest and taxes | $ 38,765 | $ 24,515 | $ 10,075 | $ 73,355 |
| Property, plant and equipment | $ 754,722 | $ 300,797 | $ 105,094 | $ 1,160,613 |
| Goodwill and other | $ 199,279 | $ 28,300 | $ 134,276 | $ 361,855 |

A summary of the Fund's interest in the Fort Saskatchewan Ethylene Storage Partnership as at December 31, 2005 is as follows:

| | 2005 | 2004 |
|---|---|---|
| Current assets | **$ 1,801** | $ 1,651 |
| Working capital | **1,801** | 1,651 |
| Property, plant and equipment | **100,477** | 105,094 |
| Goodwill and other intangibles | **130,630** | 134,276 |
| Future income taxes | **(57,031)** | (60,115) |
| Investment in partnership | **$ 175,877** | $ 180,906 |
| Revenues | **$ 21,543** | $ 21,074 |
| Expenses | **3,423** | 3,523 |
| Net earnings | **$ 8,942** | $ 7,864 |
| Cash flows provided by (used in): | | |
| Operating activities | **$ 18,120** | $ 17,551 |

## Note 4. Property, Plant And Equipment:

| | Cost | Accumulated Depreciation | 2005 Net | 2004 Net |
|---|---|---|---|---|
| Pipeline assets and facilities | $ 1,519,475 | $ (473,613) | **$ 1,045,862** | $ 1,055,519 |
| Midstream assets and facilities | 130,035 | (14,206) | **115,829** | 105,094 |
| | $ 1,649,510 | $ (487,819) | **$ 1,161,691** | $ 1,160,613 |

Depreciation expense in 2005 was $81.3 million (2004 - $79.8 million).

## Note 5. Goodwill And Other:

| | Cost | Accumulated Amortization | 2005 Net | 2004 Net |
|---|---|---|---|---|
| Goodwill | $ 287,670 | $ | **$ 287,670** | $ 287,670 |
| Other intangibles | 75,000 | (9,370) | **65,630** | 69,276 |
| Deferred charges | 7,357 | (3,083) | **4,274** | 4,909 |
| Pension asset | 8,842 | | **8,842** | |
| | $ 378,869 | $ (12,453) | **$ 366,416** | $ 361,855 |

Amortization of deferred charges included depreciation and amortization expense of $4.0 million (2004 - $3.9 million) and interest on long-term debt expense of $0.3 million (2004 - $0.6 million).

## Note 6. Long-Term Debt:

| | Available facilities at December 31, 2005 | 2005 | 2004 |
|---|---|---|---|
| Bank loans: | | | |
| Operating facility | $ 30,000 | **$ 10,826** | $ 4,388 |
| Revolving credit facility | 230,000 | **105,000** | 80,000 |
| Senior unsecured notes - Series A | 175,000 | **175,000** | 175,000 |
| Senior unsecured notes - Series B | 75,000 | **75,000** | 75,000 |
| Senior secured notes | 98,236 | **98,236** | 100,000 |
| | $ 608,236 | **$ 464,062** | $ 434,388 |
| Less current portion | | **(7,968)** | (3,522) |
| Balance December 31 | | **$ 456,094** | $ 430,866 |

The bank facilities are syndicated facilities established with Canadian chartered banks. These facilities will revolve until July 24, 2006, when is expected that the facilities will be renewed for a further 365 days. If the lenders do not extend these facilities, the amounts will be repayable over three years with 25% of the principal due in equal quarterly payments over three years with the balance due at the end of the term. Borrowings on the facilities bear interest at bank prime lending rates, banker's acceptance rates plus stamping fees or U.S. LIBOR rates plus applicable margins. The margins vary depending on specified financial ratios ranging from nil to 1.60%.

Series A senior unsecured notes bear interest at 5.99% payable semi-annually and are due June 15, 2014. Series B senior unsecured notes bear interest at three month banker's acceptance rates plus 90 basis points payable quarterly in arrears and are due on June 22, 2009. These notes are subject to the maintenance of certain financial ratios.

The $100 million senior secured notes are due 2017 and bear interest at 7.38% per annum, compounded semi-annually and payable monthly in arrears. Blended monthly payments of principal and interest of approximately $1 million are payable on the first day of each month through August 2017. These notes are subject to the maintenance of certain financial ratios, and are secured by a floating charge debenture on the assets of the Fund and its subsidiaries, guarantees of the subsidiaries and a pledge of the subsidiaries' shares.

The Fund has entered into interest rate swaps for a notional amount aggregating $85 million whereby the Fund receives a floating rate and pays a fixed rate averaging 5.65%. The swaps mature from time to time to June 9, 2008. The fair value of the swaps at December 31, 2005 was an unrecognized loss of $0.6 million (2004 - $2.7 million).

Scheduled repayments of bank loans, in the event that the bank facilities are not renewed, together with scheduled payments of principal on the notes in the next five years are as follows:

| Year | Bank Facilities | Notes | Total |
|---|---|---|---|
| 2006 | $ 2,413 | $ 5,555 | **$ 7,968** |
| 2007 | 9,652 | 5,973 | **15,625** |
| 2008 | 9,652 | 6,422 | **16,074** |
| 2009 | 94,109 | 81,904 | **176,013** |
| 2010 | | 7,423 | **7,423** |
| | $ 115,826 | $ 107,277 | **$ 223,103** |

## Note 7. Convertible Debentures:

| | 8.25% | 7.50% | 7.35% | Total |
|---|---|---|---|---|
| Balance, January 1, 2004 | $ 13,496 | $ 41,668 | $ 209,489 | $ 264,653 |
| Conversions | (2,362) | (10,464) | (164) | (12,990) |
| Balance, December 31, 2004 | 11,134 | 31,204 | 209,325 | 251,663 |
| Conversions | (3,134) | (7,362) | (83,127) | (93,623) |
| **Balance, December 31, 2005** | **$ 8,000** | **$ 23,842** | **$ 126,198** | **$ 158,040** |

The 8.25% convertible unsecured subordinated debentures mature on March 31, 2006, with interest payable semi-annually on March 31 and September 30. The debentures may be converted at the option of the holder at a conversion price of $9.00 per Trust Unit at any time prior to maturity and may be redeemed by the Fund. The Fund may, at its option, elect to redeem the debentures by issuing Trust Units. The Fund can elect to pay interest on the debentures by issuing Trust Units.

The 7.5% convertible unsecured subordinated debentures mature on June 30, 2007, with interest payable semi-annually on June 30 and December 31. The debentures may be converted at the option of the holder at a conversion price of $10.50 per Trust Unit at any time prior to maturity and may be redeemed by the Fund. The Fund may, at its option, elect to redeem the debentures by issuing Trust Units. The Fund can elect to pay interest on the debentures by issuing Trust Units.

The 7.35% convertible unsecured subordinated debentures mature on December 31, 2010, with interest payable semi-annually in arrears on June 30 and December 31. The debentures may be converted at the option of the holder at a conversion price of $12.50 per Trust Unit at any time prior to maturity and may be redeemed by the Fund after June 30, 2006. The Fund may, at its option after June 30, 2006, elect to redeem the debentures by issuing Trust Units. The Fund can elect to pay interest on the debentures by issuing Trust Units.

The Fund did not allocate a portion of the convertible debentures to equity as the calculation of the equity component was not significant when such an allocation was based on an approximate interest rate that would have been applicable to the issuance of similar debt without the conversion features at the time the debentures were issued.

## Note 8. Employee Future Benefits:

A subsidiary of the Fund maintains two non-contributory defined benefit pension plans covering its employees: a funded registered plan for all employees and an unfunded supplemental retirement plan for those employees affected by the Canada Revenue Agency maximum pension limits. Benefits under the plans are based on the length of service and the final average best three years of earnings of the employee. Benefits paid out of the plans are not indexed.

The subsidiary funds these plans in accordance with government regulations by contributing to trust funds administered by an independent trustee. The funds are invested primarily in equities and bonds.

The Fund measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation is dated December 31, 2005.

Plan contributions totaled $13.3 million in 2005 (2004 - $4.4 million).

Information about the defined benefit plan is as follows:

| | 2005 | 2004 |
|---|---|---|
| Accrued benefit obligation | | |
| Accrued benefit obligation, beginning of year | **$ 58,257** | $ 50,092 |
| Current service cost | **2,996** | 2,662 |
| Interest cost | **3,526** | 3,296 |
| Benefits paid | **(2,967)** | (1,674) |
| Actuarial loss | **10,956** | 3,881 |
| Accrued benefit obligation, end of year | **$ 72,768** | $ 58,257 |
| Plan assets | | |
| Fair value of plan assets, beginning of year | **$ 45,828** | $ 38,692 |
| Actual return on plan assets | **4,930** | 4,374 |
| Employer contributions | **13,349** | 4,436 |
| Benefits paid | **(2,967)** | (1,674) |
| Fair value of plan assets, end of year | **$ 61,140** | $ 45,828 |
| Funded status | | |
| Deficit | **$ (11,628)** | $ (12,429) |
| Unamortized net actuarial loss | **23,324** | 14,445 |
| Unamortized transitional asset | **(2,854)** | (3,140) |
| Accrued benefit asset (liability) | **$ 8,842** | $ (1,124) |

Plan assets consist of:

| Asset category | Percentage of plan assets | |
|---|---|---|
| Equity securities | **64%** | 65% |
| Debt securities | **36%** | 35% |
| Total | **100%** | 100% |

To date, less than 0.1% of the plan assets are invested in securities of the Fund.

The net benefit plan expense is as follows:

| | 2005 | 2004 |
|---|---|---|
| Current service cost | $ 2,996 | $ 2,662 |
| Interest cost | 3,526 | 3,296 |
| Actual return on plan assets | (4,930) | (4,374) |
| Actuarial loss on accrued benefit obligation | 10,956 | 3,881 |
| Cost arising in the period | 12,548 | 5,465 |
| Differences between costs arising in the period and costs recognized in the period in respect of: | | |
| Return on plan assets | 1,586 | 1,258 |
| Actuarial gains and losses | (10,466) | (2,829) |
| Transitional asset | (285) | (285) |
| Net benefit plan expense | $ 3,383 | $ 3,609 |

Assumptions for the expense are as follows:

| | 2005 | 2004 |
|---|---|---|
| Assumptions for expense (January 1) | | |
| Discount rate | 5.9% | 6.2% |
| Expected long-term rate of return on plan assets | 7.0% | 7.0% |
| Rate of compensation increase | 4.0% | 4.0% |
| Assumptions for disclosure (December 31) | | |
| Discount rate | 5.0% | 5.9% |
| Rate of compensation increase | 4.4% | 4.0% |

The Fund has a non-pension post employment benefit plan which has an unfunded benefit obligation of $2.0 million (2004 - $1.7 million). In 2005 there was a plan expense of $0.4 million (2004 - $0.3 million).

## Note 9. Asset Retirement Obligations:

The Fund has estimated the net present value of its total asset retirement obligations based on a total future liability (adjusted for 3% inflation per annum) of $139 million (2004 - $100 million) The obligations are expected to be paid over the next 50 years with substantially all being paid after 30 years. The Fund used credit adjusted risk free rates ranging from 7.1% to 7.4% to calculate the present value of the asset retirement obligations.

The property, plant and equipment of the Fund consists primarily of underground pipelines, above ground equipment facilities and storage assets. No amount has been recorded relating to the removal of the underground pipelines or the storage assets as the obligations relating to these assets cannot be reasonably estimated due to the indeterminate timing or scope of the asset retirement. As the timing and scope of retirement become determinable for these assets, the fair value of the liability and the cost of retirement will be recorded.

| | 2005 | 2004 |
|---|---|---|
| Obligations, beginning of year | $ **15,729** | $ 14,777 |
| Change in obligation estimate | **2,972** | |
| Accretion expense | **1,015** | 952 |
| *Obligations, end of year* | $ **19,716** | $ 15,729 |

## Note 10. Income Taxes:

The components of the subsidiaries' future income tax liability are as follows:

| | 2005 | 2004 |
|---|---|---|
| Difference between book values and tax values of: | | |
| Property, plant and equipment | $ **121,374** | $ 149,832 |
| Intangibles | **16,549** | 17,468 |
| | $ **137,923** | $ 167,300 |

The provision for income taxes in the financial statements differs from the result which would have been obtained by applying the combined federal and provincial tax rate to the Fund's earnings before taxes. This difference results from the following items:

| | 2005 | 2004 |
|---|---|---|
| Earnings before taxes | $ **42,769** | $ 29,334 |
| Combined statutory rate | **33.6%** | 33.6% |
| Income taxes at the statutory rate | **14,370** | 9,856 |
| Increase (decrease) resulting from: | | |
| Tax rate changes on future income tax balances | | (6,000) |
| Capital taxes | **1,737** | 2,211 |
| Interest on convertible debentures | **5,577** | 6,683 |
| *Interest deductions of subsidiaries arising from intercorporate debt* | **(49,324)** | (43,839) |
| Income taxes | $ **(27,640)** | $ (31,089) |

## Note 11. Trust Units:

The Fund is authorized to create and issue an unlimited number of Trust Units.

| | Trust Units | Amount |
|---|---|---|
| Balance, January 1, 2004 | 98,766,465 | $ 896,132 |
| Exercise of option plan options | 309,020 | 3,030 |
| Debenture conversions | 1,316,091 | 12,990 |
| Distribution Reinvestment Plan | 2,541,645 | 29,750 |
| Balance, December 31, 2004 | 102,933,221 | 941,902 |
| Exercise of option plan options | 644,039 | 6,762 |
| Debenture conversions | 8,033,423 | 93,623 |
| Distribution Reinvestment Plan | 2,286,319 | 31,250 |
| **Balance, December 31, 2005** | **113,897,002** | **$ 1,073,537** |

Trust Units are redeemable at any time at the option of the holder. The redemption price is equal to the lesser of 95% of the average market price of the Trust Units during a 10 day period commencing immediately after the redemption date and the closing market price on the redemption date. The total amount payable by the Fund in respect of redemptions in any calendar month shall not exceed $250,000. To the extent that a Unitholder is not entitled to receive cash upon the redemption of the Trust Units, the redemption price shall be satisfied by way of the Fund distributing a pro-rata number of Pembina notes, shares or securities of other businesses, if any, acquired from time to time.

A Unitholders' rights plan was approved by the Unitholders on April 28, 2005 for a further three year period. If a bid to acquire control of the Fund is made, the plan is designed to give the board of directors time to consider alternatives to allow Unitholders to receive full and fair value for their Trust Units. In the event that a bid, other than a permitted bid, is made, Unitholders become entitled to exercise rights to acquire Trust Units of the Fund at 50% of market value.

The Fund adopted a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP"). This Plan allows participants an opportunity, under the distribution reinvestment component of the plan, to reinvest distributions into Trust Units at a five percent discount to a weighted average market price or, alternatively, under the premium distribution component of the Plan, to realize two percent more cash on their distributions. Eligible Unitholders can also make optional Trust Unit purchases at the weighted average market price.

## Note 12. Trust Unit-Based Compensation:

The Fund has an option plan under which directors, officers and employees are eligible to receive options. The number of Trust Units reserved is limited to 6,242,500 Trust Units, all of which have been granted. The options vest on the date of their grant and expire seven calendar years after their grant.

The following tables summarize information about the outstanding options at December 31, 2005 and 2004:

| | Number of Options | Weighted average exercise price |
|---|---|---|
| Outstanding and exercisable, January 1, 2004 | 1,446,988 | $ 9.92 |
| Exercised | (309,021) | 10.13 |
| Outstanding and exercisable, December 31, 2004 | 1,137,967 | 9.87 |
| Granted | 728,897 | 13.85 |
| Exercised | (644,039) | 10.33 |
| Expired | (17,500) | 10.81 |
| **Outstanding and exercisable, December 31, 2005** | **1,205,325** | **$ 12.02** |

| Exercise Price | Number outstanding at December 31, 2005 | Weighted average remaining life (years) |
|---|---|---|
| $ 6.75 | 10,000 | 0.9 |
| $ 7.95 | 84,230 | 0.8 |
| $ 8.05 | 15,000 | 1.6 |
| $ 8.35 | 40,000 | 0.1 |
| $ 10.56 | 407,731 | 3.9 |
| $ 13.85 | 648,364 | 6.3 |
| **$ 6.75 to $ 13.85** | **1,205,325** | **4.8** |

The weighted average fair value of the 728,897 options granted during the year ended December 31, 2005 was $0.76 per option using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield 8%, expected volatility 24%, risk free interest rate of 4% and an expected life of seven years. The Fund expensed $0.1 million for the year ended December 31, 2005. There were no options granted during 2004.

A long term incentive plan was established in 2005. Under this new unit-based compensation plan, awards of restricted units are made to qualifying employees and directors. The plan will result in participants receiving cash compensation based on the value of underlying notional trust units granted under the plan. The units vest in equal annual amounts over a three year period and the cash payments will be based on a trading value of the Trust Units plus notional accrued distributions.

In 2005, the Fund granted 86,156 awards of restricted units. At December 31, 2005, 37,799 awards had vested. Based on the ninety-day weighted average trading price of the Trust Units prior to December 31, 2005, the estimated intrinsic value of the restricted trust units awarded to December 31, 2005 totaled $1.3 million. The Fund has recorded compensation expense of $0.6 million in 2005 relating to vested awards.

## Note 13. Earnings Per Trust Unit:

The following table summarizes the computation of net earnings per Trust Unit:

| | 2005 | 2004 |
|---|---|---|
| Numerator: | | |
| Net earnings | $ 70,409 | $ 60,423 |
| Numerator for basic earnings per Trust Unit | 70,409 | 60,423 |
| Convertible debenture interest | 16,599 | 19,890 |
| Numerator for diluted earnings per Trust Unit | $ 87,008 | $ 80,313 |
| Denominator: | | |
| Weighted average denominator for basic Trust Units | 108,108 | 101,139 |
| Dilutive instruments: | | |
| Employee options | 283 | 188 |
| Subordinated debentures converted to Trust Units | 17,985 | 22,617 |
| Denominator for diluted earnings per Trust Unit | 126,376 | 123,944 |
| Basic and diluted earnings per Trust Unit | $ 0.65 | $ 0.60 |

The diluted earnings per Trust Unit are reported the same as basic earnings per Trust Unit as the actual calculation is antidilutive.

## Note 14. Change In Non-Cash Working Capital:

| | 2005 | 2004 |
|---|---|---|
| Accounts receivable | $ (4,580) | $ 7,286 |
| Accounts payable and accrued liabilities | 6,821 | (9,398) |
| | $ 2,241 | $ (2,112) |
| Operations | $ (5,353) | $ 6,054 |
| Investments | $ 7,594 | $ (8,166) |

## Note 15. Financial Instruments:

### FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Financial instruments of the Fund consist of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, distributions payable to Unitholders, long-term debt and convertible debentures. There are no material differences in the carrying amounts of the financial instruments reported on the balance sheet compared to the estimated fair values except as follows:

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | **Carrying Amount** | **Fair Value** | Carrying Amount | Fair Value |
| Long-term debt | | | | |
| Senior secured notes [(1)] | **$ 98,236** | **$ 107,222** | $ 100,000 | $ 109,342 |
| Senior unsecured notes [(1)] | **$ 250,000** | **$ 260,959** | $ 250,000 | $ 256,320 |
| Convertible debenture [(2)] | **$ 158,040** | **$ 219,000** | $ 251,663 | $ 295,000 |

(1) *fair values determined by discounting the future contractual cash flows under note agreements at discount rates which represent borrowing rates available to funds for loans with similar terms and conditions*

(2) *fair values determined based on available market information*

### INTEREST RATE AND POWER COST RISK MANAGEMENT

At December 31, 2005 the Fund was exposed to changes in interest rates on $105.8 million of bank borrowings. The Fund has fixed the interest rate on $85 million of bank borrowings through interest rate swaps (see note 6). The Fund is exposed to changes in the cost of power. At December 31, 2005 the Fund has fixed the price on non-transmission power charges by way of price swap contracts which expire in 2006. The fair value of these contracts at December 31, 2005 was an unrealized gain of $1.3 million (2004 - $1.0 million).

### CREDIT RISK

A major portion of the accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. The Fund has historically collected its accounts receivable in full. The Fund has the ability to exercise lien rights on oil and natural gas liquids which are in custody of the Fund during the transportation of such product on the pipelines.

The Fund is exposed to credit risk from counter parties on its interest rate and power cost swaps. The Fund minimizes credit risk by entering into risk management transactions only with entities that have investment grade credit ratings.

## Note 16. Commitments:

The Fund is committed to annual payments as follows:

| | | Payments Due by Period | | | |
|---|---|---|---|---|---|
| Contractual Obligations | **Total** | Less than 1 year | 1 - 3 years | 4 - 5 years | After 5 years |
| Office and vehicle leases | **14,461** | 3,022 | 4,689 | 3,094 | 3,656 |

In 2005 the Fund entered into pipeline agreements that will require future capital expenditures. The construction of additional pipelines to provide the contracted transportation capacity is estimated to cost $340 million. The expenditures are expected to be funded from long-term borrowings.

## Note 17. Comparative Figures:

Certain of the prior year's comparative figures have been reclassified to conform with the current year's presentation.

# Supplementary Information *(unaudited)*

## CONSOLIDATED BALANCE SHEETS

| *Years ended December 31, 2005, 2004, 2003, 2002 and 2001 (In thousands of dollars)* | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Current assets: | | | | | |
| Cash and term deposits | $ | $ | $ 3,266 | $ 4,259 | $ 4,564 |
| Accounts receivable | **31,012** | 26,432 | 33,718 | 30,292 | 33,429 |
| | **31,012** | 26,432 | 36,984 | 34,551 | 37,993 |
| Property, plant and equipment | **1,161,691** | 1,160,613 | 1,183,437 | 1,005,241 | 1,046,655 |
| Goodwill and other | **366,416** | 361,855 | 362,428 | 224,798 | 222,670 |
| | **$ 1,559,119** | $ 1,548,900 | $ 1,582,849 | $ 1,264,590 | $ 1,307,318 |
| **Liabilities and Unitholders' Equity** | | | | | |
| Current liabilities: | | | | | |
| Bank indebtedness | **$ 7,311** | $ 2,971 | $ | $ | $ |
| Accounts payable and accrued liabilities | **18,489** | 12,792 | 23,017 | 24,397 | 20,007 |
| Distributions payable to Unitholders | **9,966** | 9,007 | 8,642 | 8,189 | 7,687 |
| Current portion of long-term debt | **7,968** | 3,522 | 134,000 | 3,300 | 7,800 |
| Current portion of convertible debentures | **8,000** | | | | |
| | **51,734** | 28,292 | 165,659 | 35,886 | 35,494 |
| Long-term debt | **456,094** | 430,866 | 282,111 | 322,959 | 307,200 |
| Convertible debentures | **150,040** | 251,663 | 264,653 | 73,873 | 118,306 |
| Asset retirement obligations | **19,716** | 15,729 | 14,777 | 13,789 | 12,867 |
| Future income taxes | **137,923** | 167,300 | 200,600 | 164,100 | 185,800 |
| | **815,507** | 893,850 | 927,800 | 610,607 | 659,667 |
| Unitholders' equity | | | | | |
| Trust Units | **1,073,537** | 941,902 | 896,132 | 842,014 | 789,952 |
| Earnings to date | **358,144** | 287,735 | 227,312 | 179,357 | 128,799 |
| Distributions to date | **(688,069)** | (574,587) | (468,395) | (367,388) | (271,100) |
| | **743,612** | 655,050 | 655,049 | 653,983 | 647,651 |
| | **$ 1,559,119** | $ 1,548,900 | $ 1,582,849 | $ 1,264,590 | $ 1,307,318 |

## CONSOLIDATED STATEMENTS OF EARNINGS

| *Years ended December 31, 2005, 2004, 2003, 2002 and 2001 (in thousands of dollars, except per Trust Unit amounts)* | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| Revenues: | | | | | |
| Pipeline transportation | **$ 259,803** | $ 255,838 | $ 230,535 | $ 223,088 | $ 190,268 |
| Midstream | **30,719** | 23,285 | 12,638 | 2,329 | 2,465 |
| | **290,522** | 279,123 | 243,173 | 225,417 | 192,733 |
| Expenses: | | | | | |
| Operations | **102,736** | 105,028 | 96,151 | 88,972 | 71,368 |
| General and administrative | **16,808** | 14,200 | 11,762 | 10,851 | 8,983 |
| Management fee | **1,165** | 1,076 | 1,024 | 976 | 851 |
| Depreciation and amortization | **85,270** | 83,695 | 76,997 | 67,973 | 61,621 |
| Accretion on asset retirement obligations | **1,015** | 952 | 988 | 1,660 | 1,610 |
| Other | **283** | 817 | 579 | 1,775 | (2,581) |
| | **207,277** | 205,768 | 187,501 | 172,207 | 141,852 |
| Earnings before interest and taxes | **83,245** | 73,355 | 55,672 | 53,210 | 50,881 |
| Interest on long-term debt | **(23,877)** | (24,131) | (20,291) | (15,835) | (15,310) |
| Interest on convertible debentures | **(16,599)** | (19,890) | (13,772) | (7,318) | (4,026) |
| Earnings before taxes and goodwill amortization | **42,769** | 29,334 | 21,609 | 30,057 | 31,545 |
| Income and capital taxes reduction | **27,640** | 31,089 | 26,346 | 20,501 | 23,610 |
| Net earnings before goodwill amortization | **70,409** | 60,423 | 47,955 | 50,558 | 55,155 |
| Goodwill amortization | | | | | (20,520) |
| Net earnings | **70,409** | 60,423 | 47,955 | 50,558 | 34,635 |
| Earnings to date, beginning of year | **287,735** | 227,312 | 179,357 | 128,799 | 94,164 |
| Earnings to date, end of year | **$ 358,144** | $ 287,735 | $ 227,312 | $ 179,357 | $ 128,799 |
| Earnings per Trust Unit Basic and Diluted | **$ 0.65** | $ 0.60 | $ 0.50 | $ 0.55 | $ 0.45 |

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| *Years ended December 31, 2005, 2004, 2003, 2002 and 2001 (In thousands of dollars)* | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| Cash provided by (used in): | | | | | |
| Operating activities: | | | | | |
| Net earnings | $ **70,409** | $ 60,423 | $ 47,955 | $ 50,558 | $ 34,635 |
| Items not involving cash: | | | | | |
| Depreciation and amortization | **85,270** | 83,695 | 76,997 | 67,973 | 82,141 |
| Accretion on asset retirement obligations | **1,015** | 952 | 988 | 1,660 | 1,610 |
| Future income tax reduction | **(29,377)** | (33,300) | (28,500) | (21,700) | (24,700) |
| Employee future benefits expense | **3,383** | 3,609 | 3,165 | 2,266 | 1,265 |
| Other | **362** | 584 | 408 | 408 | 409 |
| Employee future benefits contributions | **(13,349)** | (4,436) | (4,700) | | |
| Change in non-cash working capital | **(5,353)** | 6,054 | (5,465) | (3,647) | 3,309 |
| Cash flow from operations | **112,360** | 117,581 | 90,848 | 97,518 | 98,669 |
| Financing activities: | | | | | |
| Issue of senior notes, net of issue costs | | | | 98,630 | |
| Bank borrowings | **31,438** | 18,277 | 112,018 | 21,259 | 233,000 |
| Repayment of bank facilities | | (110,400) | (22,166) | (110,000) | (247,423) |
| Repayment of senior secured notes | **(1,764)** | | | | |
| Issue of convertible debentures | | | 210,602 | | 142,372 |
| Issue of private placement notes | | 247,125 | | | |
| Repayment of AOSPL expansion facility | | (139,600) | | | |
| Issue of Trust Units | **38,012** | 32,780 | 34,296 | 7,629 | 100,237 |
| Distributions to Unitholders | | | | | |
| – current year | **(103,516)** | (97,185) | (92,365) | (88,099) | (73,226) |
| – prior year | **(9,007)** | (8,642) | (8,189) | (7,687) | (5,937) |
| | **(44,837)** | (57,645) | 234,196 | (78,268) | 149,023 |
| Investing activities: | | | | | |
| Acquisition of storage facility | | | (188,436) | | |
| Acquisition of AOSPL | | | | | (222,220) |
| Capital expenditures | **(79,457)** | (58,007) | (139,795) | (28,463) | (11,572) |
| Change in non-cash working capital | **7,594** | (8,166) | 2,194 | 8,908 | (8,344) |
| | **(71,863)** | (66,173) | (326,037) | (19,555) | (242,136) |
| Change in cash | **(4,340)** | (6,237) | (993) | (305) | 5,556 |
| Cash (bank indebtedness) and term deposits, beginning of year | **(2,971)** | 3,266 | 4,259 | 4,564 | (992) |
| Cash (bank indebtedness) and term deposits, end of year | $ **(7,311)** | $ (2,971) | $ 3,266 | $ 4,259 | $ 4,564 |

## FIVE YEAR OPERATING STATISTICS

| *Years ended December 31, 2005, 2004, 2003, 2002 and 2001* | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| **Average annual throughput** *(in thousands of barrels per day)* | | | | | |
| Alberta | | | | | |
| Conventional crude oil | **213.5** | 213.6 | 227.5 | 257.6 | 277.6 |
| Condensate | **53.2** | 54.0 | 52.4 | 54.0 | 61.6 |
| Natural gas liquids | **144.9** | 141.9 | 153.7 | 160.2 | 161.6 |
| Total Alberta Pipeline Systems | **411.6** | 409.5 | 433.6 | 471.8 | 500.8 |
| British Columbia (BC) [(1)] | | | | | |
| Conventional crude oil | **23.8** | 25.5 | 27.5 | 17.2 | 11.3 |
| Oil Sands Pipeline [(2)] | | | | | |
| Synthetic crude oil | **389.0** | 303.7 | 275.0 | 275.0 | |
| Total Pembina | | | | | |
| Conventional crude oil | **237.3** | 239.1 | 255.0 | 274.8 | 288.9 |
| Synthetic crude oil [(2)] | **389.0** | 303.7 | 275.0 | 275.0 | |
| Condensate | **53.2** | 54.0 | 52.4 | 54.0 | 61.6 |
| Natural gas liquids | **144.9** | 141.9 | 153.7 | 160.2 | 161.6 |
| **Total Average Throughput** | **824.4** | 738.7 | 736.1 | 764.0 | 512.1 |
| **Throughput Composition** *(% of total)* | | | | | |
| Conventional crude oil | **28.8%** | 32.4% | 34.6% | 36.0% | 56.4% |
| Synthetic crude oil [(2)] | **47.2%** | 41.1% | 37.4% | 36.0% | |
| Condensate and natural gas liquids | **24.0%** | 26.5% | 28.0% | 28.0% | 43.6% |
| **Pipeline Revenue** *(in millions of dollars)* | | | | | |
| Alberta | **$ 179.0** | $ 173.4 | $ 162.1 | $ 170.4 | $ 174.4 |
| BC | **25.3** | 28.3 | 23.9 | 17.6 | 15.9 |
| Oil Sands | **55.5** | 54.1 | 44.5 | 35.1 | |
| Pipeline revenue | **259.8** | 255.8 | 230.5 | 223.1 | 190.3 |
| **Midstream revenue** | **30.7** | 23.3 | 12.6 | 2.3 | 2.5 |
| **Total revenue** | **$ 290.5** | $ 279.1 | $ 243.1 | $ 225.4 | $ 192.8 |
| Average tariff (excluding Oil Sands) *(dollars per barrel)* | **$ 1.20** | $ 1.18 | $ 1.01 | $ 0.98 | $ 0.94 |

(1) *BC volume is Western system throughput only.*

(2) *Oil Sands pipelines results are shown as contracted capacity as revenue is independent of throughput. Actual throughputs were 218.7 mbbls/d for 2005, 243.6 mbbls/d for 2004, 217.6 mbbls/d for 2003 and 235.0 mbbls/d for 2002.*

## QUARTERLY FINANCIAL STATISTICS

| *(in thousands, except per Trust Unit amounts)* | 2005 1st Quarter | 2005 2nd Quarter | 2005 3rd Quarter | 2005 4th Quarter | **Year ended Dec. 31/05** | Year ended Dec. 31/04 |
|---|---|---|---|---|---|---|
| Operating revenue | $ 69,658 | $ 70,120 | $ 73,100 | $ 77,644 | **$ 290,522** | $ 279,123 |
| Operating expense | 24,973 | 24,763 | 24,480 | 28,520 | **102,736** | 105,028 |
| General and administrative | 4,116 | 4,940 | 3,708 | 4,044 | **16,808** | 14,200 |
| Management fee | 265 | 269 | 287 | 344 | **1,165** | 1,076 |
| Depreciation and amortization | 20,568 | 21,333 | 21,350 | 22,019 | **85,270** | 83,695 |
| Accretion on asset retirement obligations | 254 | 255 | 237 | 269 | **1,015** | 952 |
| Other | 566 | (59) | 67 | (291) | **283** | 817 |
| Earnings before interest and taxes | 18,916 | 18,619 | 22,971 | 22,739 | **83,245** | 73,355 |
| Interest on long term debt | 6,531 | 6,332 | 5,784 | 5,230 | **23,877** | 24,131 |
| Interest on convertible debentures | 4,776 | 4,762 | 4,331 | 2,730 | **16,599** | 19,890 |
| Income and capital taxes (reduction) | (6,944) | (6,848) | (6,922) | (6,926) | **(27,640)** | (31,089) |
| **Net earnings** | 14,553 | 14,373 | 19,778 | 21,705 | **70,409** | 60,423 |
| Add/(Deduct): | | | | | | |
| Depreciation and amortization | 20,568 | 21,333 | 21,350 | 22,019 | **85,270** | 83,695 |
| Accretion on asset retirement obligations | 254 | 255 | 237 | 269 | **1,015** | 952 |
| Future income tax reduction | (7,344) | (7,344) | (7,344) | (7,345) | **(29,377)** | (33,300) |
| Maintenance capital expenditures | (418) | (666) | (1,581) | (1,258) | **(3,923)** | (1,254) |
| Increase in distribution reserve | (371) | (477) | (3,341) | (5,723) | **(9,912)** | (4,324) |
| **Distributed cash** [(1)] | $ 27,242 | $ 27,474 | $ 29,099 | $ 29,667 | **$ 113,482** | $ 106,192 |
| Trust Units outstanding *(weighted average in thousands)* | 103,776 | 104,669 | 110,845 | 113,019 | **108,108** | 101,139 |
| Distributed cash per Trust Unit | $ 0.2625 | $ 0.2625 | $ 0.2625 | $ 0.2625 | **$ 1.05000** | $ 1.05000 |
| – taxable "Income from a Trust" | $ 0.22212 | $ 0.22212 | $ 0.22212 | $ 0.22212 | **$ 0.88848** | $ 1.030788 |
| – non-taxable "Capital Distribution from a Trust" | $ 0.04038 | $ 0.04038 | $ 0.04038 | $ 0.04038 | **$ 0.16152** | $ 0.01212 |

(1) *Pembina Pipeline Income Fund distributes cash generated by the pipeline operations of Pembina Pipeline Corporation and other operating subsidiaries.*

## QUARTERLY OPERATING STATISTICS

| | 2005 | | | | | |
|---|---|---|---|---|---|---|
| | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter | **Year ended Dec. 31/05** | Year ended Dec. 31/04 |
| **Pipeline Throughput – By Pipeline System** *(thousands of barrels per day)* | | | | | | |
| Alberta | 423.0 | 396.5 | 409.7 | 417.1 | **411.6** | 409.5 |
| BC | 22.7 | 22.9 | 25.5 | 24.1 | **23.8** | 25.5 |
| Oil Sands [(1)] | 389.0 | 389.0 | 389.0 | 389.0 | **389.0** | 303.7 |
| Total pipeline throughput | 834.7 | 808.4 | 824.2 | 830.2 | **824.4** | 738.7 |
| Average tariff *($ per barrel)* | 1.11 | 1.01 | 1.01 | 1.06 | **1.04** | 0.99 |
| **Revenue** *($ per barrel) (excluding storage revenue)* | | | | | | |
| Alberta | 1.17 | 1.20 | 1.21 | 1.18 | **1.19** | 1.17 |
| BC | 1.28 | 1.29 | 1.10 | 1.30 | **1.24** | 1.29 |
| Oil Sands [(1)] | 0.83 | 0.61 | 0.67 | 0.72 | **0.69** | 0.61 |
| System-wide average | 1.11 | 1.00 | 1.01 | 1.04 | **1.04** | 0.99 |
| System-wide average *(excluding Oil Sands)* | 1.19 | 1.21 | 1.20 | 1.20 | **1.20** | 1.18 |
| Operating expense *($ per barrel)* | | | | | | |
| Alberta | 0.44 | 0.44 | 0.39 | 0.46 | **0.44** | 0.44 |
| BC | 0.78 | 0.81 | 0.60 | 0.77 | **0.74** | 0.80 |
| Oil Sands [(1)] | 0.22 | 0.19 | 0.25 | 0.27 | **0.23** | 0.20 |

[(1)] *Results for Oil Sands pipelines show contracted capacity rather than actual throughput. Revenue per barrel and operating expense per barrel calculations are based on actual throughputs of 162.4 mbbls/d for Q1 2005, 238.0 mbbls/d for Q2 2005, 243.1 mbbls/d for Q3 2005, 230.7 mbbls/d for Q4 2005, 218.7 mbbls/d for 2005, and 243.6 mbbls/d for 2004.*

## TRUST UNIT TRADING ACTIVITY[1]

| | 2005 1st Quarter | 2005 2nd Quarter | 2005 3rd Quarter | 2005 4th Quarter | **Year ended Dec. 31/05** | Year ended Dec. 31/04 |
|---|---|---|---|---|---|---|
| Unit trading price – High | $ 14.95 | $ 14.23 | $ 15.80 | $ 17.03 | **$ 17.03** | $ 13.83 |
| – Low | $ 12.58 | $ 13.02 | $ 13.60 | $ 12.91 | **$ 12.58** | $ 10.60 |
| – Close | $ 13.18 | $ 13.90 | $ 15.40 | $ 15.95 | **$ 15.95** | $ 13.65 |
| Volume traded *(number of trust units)* | 12,183,402 | 10,077,499 | 19,056,175 | 15,978,078 | **57,295,154** | 49,178,044 |
| Value traded *(dollars)* | 168,441,126 | 138,463,489 | 279,765,603 | 240,689,890 | **827,360,109** | 610,125,229 |
| Trust Units outstanding *(end of period)* | 104,127,174 | 104,948,558 | 111,938,133 | 113,897,002 | **113,897,002** | 102,933,221 |
| Trust Units outstanding *(weighted average)* | 103,776,306 | 104,659,936 | 110,845,359 | 113,019,317 | **108,108,142** | 101,138,984 |

## HISTORIC UNITHOLDER DISTRIBUTIONS AND TAX TREATMENT[2]

| *($/Trust Unit)* | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | **2005** |
|---|---|---|---|---|---|---|---|---|---|
| Total annual distribution declared *($ per Trust Unit)* | 0.140000 | 0.950000 | 0.950000 | 0.960000 | 1.050000 | 1.050000 | 1.050000 | 1.050000 | **1.050000** |
| Taxable "Other Income" | 0.099200 | 0.618900 | 0.783000 | 0.770208 | 0.900768 | 0.893160 | 0.970680 | 1.037880 | **0.888480** |
| Non-Taxable "Return of Capital" | 0.040800 | 0.331100 | 0.167000 | 0.189792 | 0.149232 | 0.156840 | 0.079320 | 0.012120 | **0.161520** |
| Cost Base – beginning of period | 10.000000 | 9.959200 | 9.628100 | 9.461100 | 9.271308 | 9.122076 | 8.965236 | 8.885916 | **8.873796** |
| Less: Return of Capital | 0.040800 | 0.331100 | 0.167000 | 0.189792 | 0.149232 | 0.156840 | 0.079320 | 0.012120 | **0.161520** |
| Cost Base – end of period | 9.959200 | 9.628100 | 9.461100 | 9.271308 | 9.122076 | 8.965236 | 8.885916 | 8.873796 | **8.712276** |

(1) *Pembina Pipeline Income Fund Trust Units trade on the Toronto Stock Exchange under the symbol PIF.UN*

(2) *Cost base for units held from inception (October 1997)*

# Corporate Information

### HEAD OFFICE

**Pembina Pipeline Corporation**
Suite 2000, 700 - 9th Avenue S.W.
P.O. Box 1948
Calgary, Alberta T2P 2M7

### AUDITORS

KPMG LLP
Chartered Accountants
Calgary, Alberta

### TRUSTEE AND REGISTRAR AND TRANSFER AGENT

**Computershare Trust Company of Canada**
Suite 600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Shareholder Communications
1-800-564-6253

### STOCK EXCHANGE

**Pembina Pipeline Income Fund**
Trust Units are listed on the Toronto Stock Exchange under the symbol PIF.UN

8.25% Convertible Debentures
Symbol: PIF.DB

7.50% Convertible Debentures
Symbol: PIF.DB.A

7.35% Convertible Debentures
Symbol: PIF.DB.B

### CREDIT AGENCY RATINGS

**Pembina Pipeline Income Fund**
DBRS Stability Rating
STA-2 (low)

**Pembina Pipeline Corporation**
DBRS senior secured debt rating 'BBB high'
DBRS senior unsecured debt rating 'BBB'
S&P's credit profile rating 'BBB'
S&P's senior secured debt rating 'BBB plus'
S&P's senior unsecured debt rating 'BBB'

### INVESTOR INQUIRIES CONTACT

Phone (403) 231-7500
Fax (403) 237-0254
Toll Free 1-888-428-3222
Email investor-relations@pembina.com
Website www.pembina.com

The following documents are available at Pembina's website:

- Annual and Quarterly Reports
- Unit Trading Information
- Tax Information
- Press Releases
- Investor Presentations
- Distribution Information

### ANNUAL GENERAL MEETING

Unitholders are invited to attend Pembina's annual meeting on April 27, 2006 at 10:00 a.m. The meeting will be held in the Grand Lecture Theatre, The Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta.

### PREMIUM DISTRIBUTION, DISTRIBUTION REINVESTMENT AND OPTIONAL UNIT PURCHASE PLAN

Pembina offers a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan to eligible Unitholders of the Pembina Pipeline Income Fund.

**The Plan allows participants an opportunity to:**

- Reinvest distributions into Trust Units at a five percent discount to a weighted average market price, under the distribution reinvestment component of the Plan; or,
- Realize two percent more cash on their distributions, under the premium distribution component of the Plan
- Eligible Unitholders may also make optional Trust Unit purchases at the weighted average market price.

A brochure, detailing administration of the Plan and eligibility and enrolment information, is available on-line on Pembina's website located at www.pembina.com, or call 1-888-428-3222 to receive a copy by mail.

Unitholders wishing to enroll in the Plan are asked to contact their broker.

**OFFICERS AND KEY PERSONNEL**

**Robert B. Michaleski**
*President and Chief Executive Officer*

**Peter D. Robertson**
*Vice President and Chief Financial Officer*

**D. James Watkinson, Q.C.**
*Vice President, General Counsel and Secretary*

**S. Bruce Harris**
*Vice President Operations*

**Michael H. Dilger**
*Vice President Business Development*

**BOARD OF DIRECTORS**

**Lorne B. Gordon** (1)(2)
*Chairman*
*Calgary, Alberta*
*Corporate Director*

**Robert B. Michaleski**
*Calgary, Alberta*
*President and Chief Executive Officer, Pembina Pipeline Corporation*

**David A. Bissett** (1)
*Calgary, Alberta*
*Corporate Director*

**Myron F. Kanik** (2)
*Calgary, Alberta*
*Corporate Director*

**David N. Kitchen** (1)(2)(3)
*Calgary, Alberta*
*Corporate Director*

**Robert F. Taylor** (3)
*Calgary, Alberta*
*Corporate Director*

(1) *Audit Committee Members*
(2) *Human Resources and Compensation Committee Members*
(3) *Health, Safety and Environment Committee Members*

**ABBREVIATIONS**

| | |
|---|---|
| mbbls/d | thousands of barrels per day |
| NGLs | natural gas liquids |
| $/bbl | dollars per barrel of pipeline throughput |
| cents/bbl | cents per barrel of pipeline throughput |

www.pembina.com



PEMBINA PIPELINE INCOME FUND 2005 ANUAL REPORT

**Pembina Pipeline Income Fund**
Suite 2000, 700 - 9th Avenue S.W.
Calgary, Alberta T2P 3V4
Tel (403) 231-7500
Fax (403) 237-0254

RECEIVED
2006 JUN 29 P 5: 04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# CERTIFICATION OF ANNUAL FILINGS

I, PETER D. ROBERTSON, Vice President, Finance and Chief Financial Officer of Pembina Management Inc., as Administrator of Pembina Pipeline Income Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Pembina Pipeline Income Fund, (the issuer) for the period ending December 31, 2005.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings.

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 31, 2006

[Signed, Peter. D. Robertson]

Peter D. Robertson
Vice President, Finance and Chief Financial Officer
Pembina Management Inc.

## CERTIFICATION OF ANNUAL FILINGS

I, ROBERT B. MICHALESKI, President and Chief Executive Officer of Pembina Management Inc., as Administrator of Pembina Pipeline Income Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Pembina Pipeline Income Fund, (the issuer) for the period ending December 31, 2005.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings.

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 31, 2006

[Signed, Robert B. Michaleski]

Robert B. Michaleski
President and Chief Executive Officer
Pembina Management Inc.

# PEMBINA PIPELINE INCOME FUND

## ANNUAL INFORMATION FORM

**For the Year Ended December 31, 2005**

**March 31, 2006**

## TABLE OF CONTENTS

## GLOSSARY OF TERMS AND ABBREVIATIONS

Terms used in this Annual Information Form and not otherwise defined have the meanings set forth below:

"**ABCA**" means the *Business Corporations Act* (Alberta), as amended from time to time;

"**Administration Agreement**" means the administration agreement between the Manager and the Fund dated September 4, 1997, as amended April 30, 1999 and as may be further amended, supplemented or restated from time to time, pursuant to which the Manager provides certain administrative services to the Fund. See "Management and Governance of the Fund – Administration Agreement";

"**AEUB**" means the Alberta Energy and Utilities Board;

"**Alberta Pipelines**" means those pipelines servicing the conventional production in Alberta including the Peace System, the Pembina System, the Swan Hills System, the Brazeau/Caroline System, the Miscible Flood System, the Cremona System, the Northern System and the Non-Operated Systems;

"**AOSPL**" means Alberta Oil Sands Pipeline Ltd.;

"**AOSPL System**" means the approximately 430 kilometre pipeline system delivering SCO from Syncrude's production facilities north of Fort McMurray, Alberta into the Edmonton, Alberta area;

"**B.C. Pipelines**" means the NEBC System and the Western System;

"**BCUC**" means the British Columbia Utilities Commission;

"**Brazeau/Caroline System**" means the approximately 250 kilometre pipeline system delivering NGLs from natural gas processing plants southwest of Edmonton, Alberta and from Caroline, Alberta to the Bonnie Glen System or to Fort Saskatchewan, Alberta;

"**Bonnie Glen System**" means the approximately 250 kilometre pipeline system and related facilities delivering crude oil and condensate from central Alberta to Edmonton, Alberta;

"**Canadian Natural**" means Canadian Natural Resources Limited;

"**Cheecham Lateral**" has the meaning ascribed thereto under "General Development of the Fund – Developments in 2005 – Oil Sands Infrastructure – Cheecham Lateral";

"**condensate**" means a mixture consisting primarily of pentanes and heavier hydrocarbon liquids;

"**Convertible Debentures**" means, collectively, (i) the 8.25% convertible unsecured subordinated debentures of the Fund which, subject to prior redemption or conversion, mature March 31, 2006, (ii) the 7.5% convertible unsecured subordinated debentures of the Fund which, subject to prior redemption or conversion, mature on June 30, 2007, and (iii) the 7.35% convertible unsecured subordinated debentures which, subject to prior redemption or conversion, mature December 31, 2010, all of which are described in greater detail in Note 7 to the Fund's audited consolidated financial statements for the year ended December 31, 2005;

"**Cremona System**" means the approximately 340 kilometre pipeline system delivering crude oil, condensate and butane from northwest of Calgary, Alberta to either the BP Amoco Rangeland Pipeline or to Bowden, Alberta;

"**Declaration of Trust**" means the declaration of trust dated September 4, 1997, as amended April 30, 1998, as further amended and restated April 30, 1999 and as further amended April 28, 2000, as may be amended, supplemented or restated from time to time, pursuant to which the Fund was created. See "Description of the Fund and the Trust Units – Declaration of Trust" and "Material Contracts";

"**Distributable Cash**" means all amounts received by the Fund in respect of dividends or repayments of capital on the PPC Shares and interest or repayment of principal on the PPC Notes, as the case may be, plus the income, if any, from other permitted investments under the Declaration of Trust, less amounts that may be paid by the Fund in connection with any cash redemptions of Trust Units and amounts reasonably required for the activities and operations of the Fund. See "Description of Distributable Cash";

"**Dow Canada**" means Dow Chemical Canada Inc.;

"**Exempt Plan**" means a registered retirement savings plan, registered retirement income fund, registered education savings plan or deferred profit savings plan under the Tax Act;

"**Extraordinary Resolution**" means a resolution passed by a majority of not less than 66 2/3% of the votes cast, either in person or by proxy, at a meeting of Unitholders called for the purpose of approving such resolution, or approved in writing by the holders of not less than 66 2/3% of the Trust Units entitled to be voted on such resolution;

"**Floating Rate Senior Notes**" means the $75 million aggregate principal amount of unsecured senior notes due 2009 and having a floating rate of interest, issued by PPC on a private placement basis in June 2004;

"**Fund**" means Pembina Pipeline Income Fund, an unincorporated, open-ended trust established under the laws of Alberta;

"**Governance Agreement**" means the agreement entered into as of October 24, 1997, as amended and restated April 30, 1999, and as further amended April 28, 2000, and as may be further amended, supplemented or restated from time to time, among the Fund, the Manager, and PPC. See "Management and Governance of the Fund – Governance Agreement";

"**Horizon Pipeline**" has the meaning ascribed thereto under "General Development of the Fund – Developments in 2005 – Oil Sands Infrastructure – Horizon Pipeline";

"**Horizon Project**" has the meaning ascribed thereto under "General Development of the Fund – Developments in 2005 – Oil Sands Infrastructure – Horizon Pipeline";

"**Kinder Morgan Pipeline**" (previously known as the Trans Mountain Pipeline) means the Kinder Morgan Pipe Line system delivering crude oil and refined products from Edmonton, Alberta to Vancouver, British Columbia;

"**Management Agreement**" means the agreement between PPC and the Manager dated October 24, 1997, as amended and restated July 1, 2001, as may be amended, supplemented or restated from time to time, pursuant to which the Manager provides management services to PPC and the other operating subsidiaries of the Fund. See "Management and Governance of the Fund - Management Agreement";

"**Manager**" means Pembina Management Inc., an ABCA corporation that is owned by the executive officers of PPC that is the administrator of the Fund pursuant to the Administration Agreement and provides management services to PPC and the other operating subsidiaries of the Fund pursuant to the Management Agreement;

"**Miscible Flood System**" means the approximately 270 kilometre pipeline system delivering NGLs from Fort Saskatchewan, Alberta and Judy Creek, Alberta to miscible flood projects in northwestern Alberta;

"**NEB**" means National Energy Board;

"**NEBC System**" means the approximately 580 kilometre pipeline system delivering crude oil and condensate from northeastern British Columbia and northwestern Alberta to Taylor, British Columbia;

"**NGL System**" means, collectively, the Brazeau/Caroline System and the Miscible Flood System;

"**NGLs**" means natural gas liquids, including ethane, propane, butane and pentanes plus;

"**Non-Operated Systems**" means, collectively, the Bonnie Glen System and the Wabasca System;

"**Northern System**" means the approximately 650 kilometre pipeline system delivering crude oil from Taylor, British Columbia into the Swan Hills System and the Miscible Flood System;

"**NOVA Chemicals**" means NOVA Chemicals Corporation;

"**Peace System**" means the approximately 2,050 kilometre pipeline system and related facilities delivering crude oil, condensates and NGLs from northeastern British Columbia and northwestern Alberta to Edmonton, Alberta;

"**Pembina**" means the Fund and its subsidiaries (including PPC), taken as a whole;

"**Pembina System**" means the approximately 1,250 kilometre pipeline system and related facilities delivering crude oil and condensate production to Edmonton, Alberta from the area southwest of Edmonton, Alberta;

"**PPC**" means Pembina Pipeline Corporation, an ABCA corporation that is a wholly-owned subsidiary of the Fund;

"**PPC Directors**" means the directors of PPC from time to time;

"**PPC Notes**" means the unsecured, subordinated promissory notes issued to the Fund from time to time by PPC;

"**PPC Shares**" means the common shares of PPC, all of which are owned by the Fund;

"**Record Date**" means the dates on which Unitholders of record will be entitled to distributions paid by the Fund, currently being the last day of each calendar month, and such other dates as may be determined from time to time by the Trustee;

"**SCADA system**" means a supervisory control and data acquisition system (see "Description of Pembina's Business and Operations - Information and Communication Systems");

"**SCO**" means synthetic crude oil;

"**Secured Senior Notes**" means the $100 million aggregate principal amount of senior secured notes due 2017 and bearing interest at 7.38% per annum issued by PPC on a private placement basis in July 2002, of which $98.2 million principal amount were outstanding as of December 31, 2005;

"**Senior Notes**" means, collectively, the Secured Senior Notes, the Unsecured Senior Notes and the Floating Rate Senior Notes;

"**Storage Agreement**" means the twenty year storage agreement entered into effective May 13, 2003 among the Storage LP, Dow Canada and NOVA Chemicals, as further described under "Description of Pembina's Business and Operations – Overview – Midstream Business";

"**Storage Facility**" means the underground ethylene storage facility and related lands and equipment located at Fort Saskatchewan, Alberta in which Pembina indirectly acquired a 50% interest on June 24, 2003;

"**Storage GP**" means the Fort Saskatchewan Ethylene Storage Corporation, the general partner of the Storage LP, owned 50% by Pembina and 50% by Dow Canada;

"**Storage LP**" means the Fort Saskatchewan Ethylene Storage Limited Partnership, an Alberta limited partnership, owned, directly and indirectly, 50% by Pembina and 50% by Dow Canada;

"**Swan Hills System**" means the approximately 500 kilometre pipeline system delivering light sweet crude oil from the Swan Hills area in Alberta, and from Acheson/Ellerslie in Alberta, to Edmonton, Alberta;

"**Syncrude**" or the "**Syncrude Project**" means the joint venture that was formed for the recovery of oil sands, crude bitumen or products derived therefrom from the Athabasca oil sands, located near Fort McMurray, Alberta;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended from time to time;

"**throughput**" means volume of product delivered through a pipeline;

"**Trustee**" means Computershare Trust Company of Canada, in its capacity as trustee of the Fund, or such other trustee of the Fund that may be appointed from time to time;

"**Trust Units**" means the units of the Fund, each unit representing an equal undivided beneficial interest in the Fund;

"**TSX**" means the Toronto Stock Exchange;

"**Unitholders**" means the holders of Trust Units from time to time;

"**Unsecured Senior Notes**" means the $175 million aggregate principal amount of unsecured senior notes due 2014 and bearing interest at 5.99% per annum issued by PPC on a private placement basis in June 2004;

"**Wabasca System**" means the approximately 190 kilometre pipeline system delivering crude oil from the East Peace River Arch area of northern Alberta to the Rainbow Pipeline System, which is not owned or operated by Pembina; and

"**Western System**" means the approximately 820 kilometre pipeline system delivering crude oil from Taylor, British Columbia to Kamloops, British Columbia.

In this Annual Information Form, all references to "**$**" or "**dollars**" means Canadian dollars unless otherwise specified.

All information in this Annual Information Form is presented as of December 31, 2005 unless otherwise indicated.

## ABBREVIATIONS AND CONVERSIONS

In this Annual Information Form, the following abbreviations have the indicated meanings.

| | |
|---|---|
| bbl and bbls | barrel and barrels, each barrel representing 34.972 Imperial gallons or 42 U.S. gallons |
| bbls/d | barrels per day |
| mbbls/d | thousands of barrels per day |

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

| To convert from | To | Multiply by |
|---|---|---|
| bbls | cubic metres | 0.159 |
| cubic metres | bbls | 6.293 |
| miles | kilometres | 1.609 |
| kilometres | miles | 0.621 |

## DESCRIPTION OF DISTRIBUTABLE CASH

Throughout this Annual Information Form, the term "Distributable Cash" is used to refer to the amount of cash that has been or is to be available for distribution to the Fund's Unitholders. "Distributable Cash" represents net earnings plus depreciation and amortization, less non-cash future income taxes, maintenance capital expenditures and when required, loan repayments and funding future removal and site restoration expenditures. "Distributable Cash" is not a measure recognized by Canadian generally accepted accounting principles ("**GAAP**") and does not have a standardized meaning prescribed by GAAP, but is an amount calculated in accordance with the terms of the Declaration of Trust. Therefore, Distributable Cash of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that Distributable Cash should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

## FORWARD-LOOKING STATEMENTS AND INFORMATION

The information contained in this Annual Information Form contains certain forward-looking statements and information that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements and information can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets", "believes", "estimates", "continues" and similar expressions and relate to, among other things:

- oil and gas industry exploration and development activity levels;
- commodity prices;
- the Fund's strategy and the development of new business initiatives, including the Fund's midstream business;
- capital expenditure estimates, plans, schedules, rights and activities and the planning, development, construction, operations and costs of pipelines, facilities or other energy infrastructure;
- pipeline system operations and throughput levels;
- tolls and tariffs and transportation, storage and services commitments and contracts;
- income tax considerations;
- treatment under governmental regulatory regimes including environmental regulations and related abandonment and reclamation obligations;
- operating risks and related insurance coverage and inspection and integrity systems;
- activities of the Trustee and the Manager;
- cash distributions; and
- competitive conditions.

These statements and information are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, tax laws and treatment, fluctuations in operating results, the risks set out herein under "Risk Factors" and certain other risks detailed from time to time in the Fund's public disclosure documents. The Fund believes that the expectations reflected in these forward-looking statements and

information are reasonable as of the date hereof but no assurance can be given that these expectations will prove to be correct. Undue reliance should not be placed on these forward-looking statements and information as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Subject to the requirements on applicable securities laws, the Fund undertakes no obligation to update publicly or revise any forward-looking statements or information contained herein and such statements and information are expressly qualified by the above statements.

## STRUCTURE OF THE FUND

### Pembina Pipeline Income Fund

The Fund is an open-ended, single purpose trust established under the laws of the Province of Alberta pursuant to the Declaration of Trust. The Fund's operations commenced on October 24, 1997. The Fund holds, directly and indirectly, all of the issued and outstanding PPC Shares, the PPC Notes, and one voting, non-participating share in each of two subsidiaries of PPC. The principal office of the Fund is located at 2000, 700 - 9th Avenue S.W., Calgary, Alberta, T2P 3V4. For a description of the Fund and the Declaration of Trust, see "Description of the Fund and the Trust Units".

The Fund is restricted to investing solely in investments which a unit trust and a mutual fund trust may own in accordance with Section 132(6) of the Tax Act. The Fund's investments currently consist solely of the PPC Shares (with PPC owning, directly or indirectly, several other operating subsidiaries), the PPC Notes, and one voting, non-participating share in each of two subsidiaries of PPC. The Fund is totally dependent on the operations of PPC and the Fund's other indirectly-owned operating subsidiaries for cash ultimately distributed to Unitholders. The Fund's income is derived from the interest and repayments of capital on the PPC Notes and the dividends and repayment of capital on the PPC Shares. The amounts of these payments are generally equal to the net cash flow generated from Pembina's business and operations, less any amounts withheld for debt repayments or service charges, capital expenditures and working capital requirements. The Fund makes monthly cash distributions to the Unitholders of the payments received by the Fund from PPC, less administrative and certain other costs of the Fund and after any cash redemptions of Trust Units. The Fund's administrative expenses generally consist of the fees and expenses paid to the Trustee and to the Manager pursuant to the Administration Agreement, the cost of reporting to Unitholders, regulatory compliance and administration of various legal agreements. Administrative expenses and cash redemptions currently represent only a nominal fraction of the Fund's income.

### Pembina Pipeline Corporation and Other Operating Subsidiaries

PPC is an ABCA corporation which, directly or indirectly through its subsidiaries, owns interests in a diversified base of long life energy infrastructure consisting of conventional oil and NGLs pipeline systems and related facilities, contract-based oil sands pipeline systems and related facilities and other terminal, storage and hub facilities and services and infrastructure, and a midstream business including a 50% interest in an underground ethylene storage facility. The business segments of PPC are grouped for functional, geographic and accounting purposes into three categories: the conventional pipelines in Alberta and in British Columbia; the oil sands infrastructure; and the midstream business. See "Description of Pembina's Business and Operations" for a description of the business and operations of PPC and the other operating subsidiaries of the Fund.

### Pembina Management Inc.

The Manager was incorporated under the ABCA for the purpose of providing management, advisory and administrative services to the Fund and PPC through the Administration Agreement and Management Agreement, respectively. The Manager is a private company owned by the executive officers of PPC. For a detailed discussion of the Manager and the Management Agreement, see "Management and Governance of the Fund – Management Agreement."

**Structure**

The following chart indicates the Fund's major subsidiaries, including their jurisdictions of formation and the percentage of common equity or other ownership interest held or controlled, directly or indirectly, by the Fund or its subsidiaries:


PPC Executive Officers
100%
Unitholders
Trust Units
Debentureholders
Convertible Debentures
Pembina Management Inc. (an Alberta corporation)
Administration Agreement
Pembina Pipeline Income Fund (an Alberta trust)
100% of PPC Shares
100% of PPC Notes
Management Agreement
Pembina Pipeline Corporation (an Alberta corporation)
50%
100%
Pembina Pipeline (an Alberta partnership)
Peace System
Pembina System
Crude Oil System
NGL System
Cremona System
Non-Operated Systems
100%
100%
100%
Pembina North Limited Partnership (an Alberta limited partnership)
Pembina West Limited Partnership (an Alberta limited partnership)
Pembina Oil Sands Limited Partnership (an Alberta limited partnership)
Fort Saskatchewan Ethylene Storage Limited Partnership (an Alberta limited partnership)
Northern System
NEBC System
Western System
Taylor System
AOSPL System
Storage Facility

## GENERAL DEVELOPMENT OF THE FUND

### Historical Overview

The Fund was established on September 4, 1997 pursuant to the Declaration of Trust. On October 24, 1997, the Fund completed an initial public offering of 62,425,000 Trust Units at a price of $10 per unit. The net proceeds of the offering of $595,072,500 were used to acquire the PPC Shares and the PPC Notes. Through its ownership of PPC and other subsidiaries, the Fund initially owned 100% interests in, and operated, the Peace System and the Pembina System, owned a 50% non-operated interest in the Bonnie Glen System and a 10% non-operated interest in the Wabasca System.

In 2000, Pembina acquired all the shares of Federated Pipe Lines Ltd. for approximately $361 million, including transaction costs. Also in 2000, Pembina acquired the NEBC System for approximately $39 million, including transaction costs, from the Western Facilities Fund.

In 2001, Pembina acquired all of the shares of AOSPL from Alberta Energy Company Ltd. and its subsidiaries for approximately $225 million, plus transaction costs. AOSPL owns and operates the AOSPL System which is the sole transporter of SCO produced by the Syncrude Project.

In 2003, Pembina acquired an indirect 50% interest in the Storage Facility through its acquisition of a 50% interest in each of the Storage LP and Storage GP from Dow Canada. The purchase price for the Storage Facility was approximately $190 million, including transaction costs.

In 2004, Pembina completed a $167 million capital expansion of the AOSPL System throughput capacity at the request of the Syncrude Owners, to facilitate transportation of increasing production by Syncrude. The AOSPL expansion increased the contracted capacity of the AOSPL System from 275,000 bbls/d to 389,000 bbls/d. See "Description of Pembina's Business and Operations – Oil Sands Infrastructure - AOSPL System."

### Developments in 2005

<u>Conventional Pipelines</u>

*CALVEN Interconnection Agreement*

On July 28, 2005, Pembina entered into a Pipeline Interconnection and Transportation Agreement with Plains Marketing Canada, L.P. ("**Plains**") for the transportation of crude oil on the CALVEN pipeline system (the "**CALVEN System**"). The CALVEN System, which is wholly-owned and operated by Plains, is a crude oil gathering system operating in northwestern Alberta with a throughput capacity of approximately 32,000 bbls/d. Under the agreement, Plains will reverse the flow on the CALVEN System to facilitate the transportation of crude oil south from the origination point of the pipeline near Red Earth, Alberta for delivery to Edmonton on Pembina's Peace System. All volumes transported on the CALVEN System will be dedicated under the agreement, which has an initial term of five years and continues thereafter until at least 180 days written notice of termination by either party. Pembina will construct the metering and related equipment to facilitate the pipeline interconnection at a cost of approximately $1.0 million. Pembina expects first receipt of volumes from this connection during the second quarter of 2006 and anticipates incremental contracted throughput in excess of 20,000 bbls/d over the term of the agreement.

Pembina will charge a fixed toll for transporting all volumes on the CALVEN System, with provision for periodic adjustment for operating expense escalation.

*Product Segregation Facilities*

During 2005, Pembina began planning and developing new facilities designed to segregate high sulfur content crude oil from light sweet crude oil on the Pembina System. Necessitated by increasing sulphur levels within the Pembina System volumes, this project will allow Pembina to maintain a high quality crude oil stream as well as offer system

*shippers a wider array of services. Pembina expects the facilities to be complete and in service in late 2006.* Pembina will recover the capital it expends on this project, estimated at approximately $30 million, through an incremental toll on crude oil receipts on the Pembina System.

*Condensate Initiative*

In 2005, PPC began initial discussions and research with respect to its prospective participation in a pipeline project that, if constructed, would transport up to 100,000 bbls/d of imported condensate from Kitimat, British Columbia to Prince George, British Columbia. From Prince George, these potential shippers would also contract with existing pipelines owned by Pembina downstream of Prince George to allow the condensate to access Pembina's network of local, regional and inter-provincial pipelines in order to reach a range of markets. As of the date of this Annual Information Form, PPC was in discussions with potential shippers and, should firm capacity commitments be obtained, the service could be available to customers as early as 2009. Among other uses, this condensate could serve oil sands producers that face a shortage of diluent for their bitumen production. There can be no assurance that this project will proceed or as to the ultimate scope of this project.

<u>Oil Sands Infrastructure</u>

*Favourable Tax Decision*

On December 6, 2005, the arbitrator in a tax dispute between AOSPL and the Syncrude owners rendered a binding decision supporting AOSPL's interpretation of the 1993 AOSPL Pipeline Agreement which governs the AOSPL System. As a result of the decision, AOSPL is allowed to continue to collect deemed taxes in its tolls. The disputed amount for the period from January 1, 2002 to September 30, 2005 totalled $14.2 million, which amount had been paid as it arose and accordingly no adjustment to the Fund's financial statements was required. The decision determined the treatment of taxes for the duration of the contract between AOSPL and the Syncrude owners, which presently expires in 2035.

*Horizon Pipeline*

On August 23, 2005, PPC executed a preliminary agreement with Canadian Natural to provide dedicated pipeline transportation service from Canadian Natural's Horizon Oil Sands Project (the "**Horizon Project**"), located seventy kilometres north of Fort McMurray, Alberta, to Edmonton, Alberta.

The Horizon Project, which is 100% owned and operated by Canadian Natural, is designed as a phased development and includes the open pit mining of bitumen combined with an on-site upgrader. Based upon disclosure by Canadian Natural, Phase 1 production from the Horizon Project is planned to begin in the second half of 2008 at 110,000 bbls/d of SCO, Phase 2 would increase production to 155,000 bbls/d of SCO in 2010 with Phase 3 further increasing production to 232,000 bbls/d of SCO in 2012.

Pembina will complete the twinning of the AOSPL System by constructing 129 kilometres of 24-inch and 30-inch pipeline loops, resulting in two parallel, commercially segregated and operationally distinct pipelines. A new pipeline from the Horizon Project to the main initiating station on the AOSPL System located approximately 10 kilometres downstream of the Mildred Lake Meter Station (the "**Northern Extension**"), together with the existing AOSPL System 22-inch pipeline (collectively, the "**Horizon Pipeline**"), will provide dedicated transportation service to the Horizon Project. Pembina estimates the total cost to complete the AOSPL System looping and to construct the Northern Extension and related facilities to be approximately $300 million. Pembina expects construction to commence in 2006 and the Horizon Pipeline to be fully operational and available for service by July 2008. The 24 and 30-inch pipeline within the existing AOSPL System will remain dedicated for service to Syncrude.

Canadian Natural will have exclusive use of the Horizon Pipeline and Pembina will have the exclusive right to construct expansions of, or extensions to, the Horizon Pipeline. The transportation services will be for an initial minimum term of twenty-five years, which commences on the in-service date. The contracted revenue requirement includes provision for a fixed return on Pembina's invested capital and full recovery of Pembina's operating costs. Pembina will receive a fixed stream of cash flow that is independent of pipeline utilization over the duration of the

contract. Once construction has commenced, Canadian Natural cannot terminate the agreement without full reimbursement of Pembina's costs plus payment to Pembina of a return.

Pembina expects formal documentation for the Horizon Pipeline, comprised of a Construction Support Agreement and a Transportation Agreement, to be executed in the second quarter of 2006. The agreements may be terminated by Canadian Natural prior to commencement of construction should Pembina's capital requirements or operating costs, determined pursuant to detailed engineering evaluations, significantly exceed current estimates. Pembina believes such costs will be within the specified range, having recently completed a major expansion of the AOSPL System. On completion of this project, Pembina will have committed capacity to transport 640,000 bbls/d of SCO produced from oil sands.

*Cheecham Lateral*

In December 2005, PPC entered into definitive agreements with ConocoPhillips Surmont Partnership, Total E&P Canada Ltd., Nexen Inc. and OPTI Long Lake L.P. (collectively referred to as the "**Shippers**") for the construction of a lateral pipeline (the "**Cheecham Lateral**") originating at an outlet point on the AOSPL System for delivery of SCO to a new terminalling facility located near Cheecham, Alberta. The SCO will be utilized by the Shippers as diluent to facilitate the pipeline transportation of bitumen originating from their respective oil sands production facilities. The 16-inch pipeline will have a design capacity of 136,000 bbls/d and Pembina estimates its total cost to construct this pipeline to be approximately $42 million. Pembina has entered into a transportation agreement with Shippers for up to 136,000 bbls/d of SCO with a term ending October 31, 2031. Construction of the Cheecham Lateral is currently underway and Pembina expects the pipeline to be operational by November 2006.

With this long-term arrangement Pembina will, commencing on the in-service date, receive a fixed annual return on invested capital with full operating cost recovery for the life of the contract.

Midstream Business

*Keyera Joint Venture*

On May 12, 2005, PPC entered into a joint venture with Keyera Energy, a wholly-owned subsidiary of Keyera Facilities Income Fund. The three year, extendable joint venture entails the development of business opportunities on the Swan Hills System and Keyera Energy's Edmonton terminal designed to extend the economic life of the existing infrastructure and provide enhanced marketing services for customers in order to generate incremental value from these assets, while not impacting the existing transportation service. The joint venture does not involve the transfer of ownership of assets and Pembina has not assumed any speculative risk associated with the related operations.

*Cremona*

Pembina is independently developing terminalling, storage and hub service activities on its Cremona System. In order to facilitate these service activities, the Cremona System was converted to single shipper status as of October 1, 2005, with Pembina now being the sole shipper of product on this system.

Other Matters

*Increase in Cash Distribution*

On December 7, 2005, the Fund announced that the PPC Directors had approved an increase in the Fund's distribution rate, beginning in January 2006, of 9% to $0.095 per Trust Unit per month ($1.14 per Trust Unit per year), up from $0.0875 per Trust Unit per month ($1.05 per Trust Unit per year) paid since 2001.

*Federal Government Announcements on Income Trusts*

Throughout 2004 and much of 2005, the Canadian federal government expressed concerns about a potential reduction in tax revenues due to the increased presence of income trusts in the Canadian economy and the increased

ownership of income trusts and other flow-through entities by non-residents of Canada. The former Canadian Minister of Finance indicated in the February 23, 2005 federal budget that further consultations would be pursued with stakeholders on taxation issues related to income trusts and other flow-through entities. On September 8, 2005, the Canadian Department of Finance released a discussion paper on these matters and invited interested parties to make submissions to the Department of Finance. On November 23, 2005, the former Canadian Minister of Finance issued a news release announcing that no change would be made to the tax treatment of income trusts in Canada and calling an end to the consultation process initiated in September 2005.

*S&P/TSX Index Inclusion*

The increased presence and importance of the income trust sector in Canadian financial markets, together with the removal of the legislative uncertainty regarding unitholder limited liability in certain provinces in 2004 and 2005, led Standard & Poor's to include income trusts, including the Fund, in the S&P/TSX Composite Index. Income trusts were given one-half of their respective weightings in the S&P/TSX Composite Index on December 16, 2005 with the remaining one-half weighting occurring on March 17, 2006.

## DESCRIPTION OF PEMBINA'S BUSINESS AND OPERATIONS

**Pembina's Business Strategy and Opportunities**

Management of Pembina strives to adopt and maintain a focused business strategy that evolves to meet a changing business and operating climate and is designed to extend the Fund's horizon of sustainable cash distributions and provide tangible opportunities for further growth. Pembina's business strategy is to continue to develop a hydrocarbon-liquids services business within western Canada, through the exploitation, expansion, construction and acquisition of quality energy infrastructure. Pembina believes that quality energy infrastructure is represented by assets containing inherent competitive advantages that are under long-term contract with creditworthy customers and are located in proximity to long-life economic hydrocarbon reserves.

The year 2005 marked an important year for Pembina as the Fund, in response to strong industry demand, adjusted its strategy away from one of acquisition to one of organic exploitation and expansion of its existing asset base. This strategy shift builds upon Pembina's business practices, namely targeting long-life, diversified, fee-for-service energy infrastructure and contractual arrangements with quality customers.

Pembina believes it is well positioned to respond to transportation opportunities stemming from the significant projects that are currently being considered in the oil sands area surrounding Fort McMurray, Alberta. Each of these projects being considered will require pipeline capacity to move its product to market. With Pembina's existing AOSPL System as a base, along with the proposed Horizon Pipeline and the Cheecham Lateral which is currently under construction, Pembina believes it is in an advantageous position to meet the further pipeline capacity needs of these projects. See "General Development of the Fund – Developments in 2005 – Oil Sands Infrastructure – Horizon Project" and "General Development of the Fund – Development in 2005 – Oil Sands Infrastructure – Cheecham Lateral." Pembina also has the additional capacity to transport conventional light crude oil which has seen renewed development interest in recent years as a result of sustained higher commodity prices and a shift in ownership from the major mid-capitalization exploration and production companies to junior exploration and development-focused income and royalty trusts. With respect to the increase in NGL production within Pembina's service area in recent years, Pembina has the capacity to move this product on its conventional pipelines.

Pembina's conventional pipeline business has benefited from the strong level of oil and natural gas industry activity in many of its service areas, resulting in stronger aggregate operating performance and precipitating the development of new services and revenue enhancement opportunities. Development of Pembina's new midstream business is underway and Pembina believes that, as this business is developed across targeted segments of its conventional asset base, the midstream business will become a significant source of alternative revenue.

**Overview**

The three business segments of Pembina are the conventional pipelines in Alberta and British Columbia, the oil sands infrastructure and the midstream business. The following map illustrates Pembina's assets in the three business segments.

**Pembina's Assets**


Conventional Pipelines
Oil Sands Pipelines
Pipelines by Others
TAYLOR
ATHABASCA
OIL SANDS
FORT
McMURRAY
PRINCE GEORGE
Fort
Saskatchewan
Ethylene
Storage
EDMONTON
KAMLOOPS
CALGARY
VANCOUVER

**Summary Operating Data**
**Average Daily Throughput**
(mbbls/d)

| | 2003 | 2004 | 2005 |
|---|---|---|---|
| Alberta Pipelines | 433.6 | 409.5 | 411.6 |
| B.C. Pipelines(1) | 27.5 | 25.5 | 23.8 |
| AOSPL System(2) | 275.0 | 303.7 | 389.0 |
| **TOTAL** | **736.1** | **738.7** | **824.4** |

**Notes:**

(1) Includes B.C. production volumes transported on the Western System only. Volumes transported east on the B.C. Pipelines is included in the Alberta Pipelines total.

(2) Revenues on the AOSPL System are contract-based and are not dependent on throughput. Therefore, the AOSPL System throughput volumes reported are the contracted volumes and not the actual throughput volumes. Actual average daily throughput on the AOSPL System was 217.6 mbbls/d in 2003, 243.6 mbbls/d in 2004 and 218.7 mbbls/d in 2005.

Outlined below is a description of the operations of each of the conventional pipelines in Alberta and British Columbia, the oil sands infrastructure and the midstream business. **Additional information regarding Pembina's results of operations for 2005 and future plans and outlook is contained in the Fund's management's**

**discussion and analysis for the year ended December 31, 2005, an electronic copy of which is available through the internet on the Fund's SEDAR profile at www.sedar.com.**

Conventional Pipelines – Alberta Pipelines

*Overview*

The Alberta Pipelines, a network of crude oil, condensate and NGLs pipelines, serve a range of petroleum producing regions across the province and, for the most part, operate under market tolling arrangements. This flexibility allows Pembina to respond to changes in economic and operating conditions and to one-time events, supporting the sustainability of margin contribution from these systems while preserving upside potential.

During 2005, western Canada's oil and gas industry experienced another year of strong drilling activity. Pembina continues to benefit directly from the elevated activity in its conventional Alberta service regions. Four new crude oil battery connections were completed during the year, with incremental volume delivered from these receipt points increasing to 6,400 bbls/d by the end of the year. Another five new connections are scheduled for completion in mid to late 2006, and Pembina believes these connections could generate additional throughput of up to approximately 30,000 bbls/d by the end of 2006.

Pembina completed the construction of a new 64 kilometre, 12-inch NGLs pipeline in northwestern Alberta during 2005. The $21 million pipeline project provides an interconnection between Pembina's Peace System and Northern System, increasing the aggregate NGLs transportation capacity in response to extensive development of liquids-rich natural gas reserves in northwestern Alberta over the past three years.

Throughput on Pembina's Alberta Pipelines collectively averaged 411,600 bbls/d in 2005 compared with 409,500 bbls/d in 2004. This increase is due to several new connections and upgrades on the Alberta Pipelines and operations which were free of material incidents during 2005. Additionally, active drilling and enhanced recovery projects undertaken in 2005 combined to reverse what had been a natural production decline. Pembina expects this modest upward trend to continue through 2006.

Pembina's Alberta Pipelines generated revenue of $179.0 million in 2005, compared with $173.4 million in 2004, a 3% increase. Tariffs were increased on the Pembina System and the Swan Hills System in 2005 to offset the impact of rising costs on these mature pipeline systems. Average tolls in 2005 on the Alberta Pipelines increased to $1.20 per bbl compared with $1.17 per bbl in 2004. These increases were required to counterbalance declining production volumes, reduced throughputs and increased operating, environmental compliance and maintenance costs.

*Peace System*

The Peace System serves mature and developing oil and natural gas fields in northwestern Alberta and northeastern British Columbia with 2,100 kilometres of multi-product pipeline. Light crude oil, condensate, propane mix and two grades of ethane mix are transported in "batch" mode from 84 receipt points. The Peace System throughput averaged 181,200 bbls/d in 2005 compared with 170,500 bbls/d in 2004.

*Pembina System*

The Pembina System, a network of 1,300 kilometres of gathering pipelines connected to approximately 200 receipt points, has been in continuous operation since 1954, transporting crude oil and condensate produced from the long-life Pembina field southwest of Edmonton, Alberta. Although the Pembina System production area is mature, the impact of natural field decline has been mitigated by the development activity of royalty and income trust entities that have acquired significant interests in this area in recent years and increased development activity due to higher commodity prices. Throughput on the Pembina' System averaged 78,600 bbls/d in 2005, which was up slightly from 2004 throughput of 77,800 bbls/d. Throughputs increased during the last half of 2005 as new volumes from the Nisku reef started to come onstream. Transported volume from this new discovery increased to over 5,000 bbls/d by year end and Pembina believes this volume could to reach 18,000 bbls/d in 2006.

*Northern System*

The Northern System is a batch-operated pipeline originating at Dunvegan, Alberta and extending through northwestern Alberta into the Judy Creek and Swan Hills areas, then to Fort Saskatchewan. A second pipeline originating at Taylor, B.C. delivers into the Northern System mainline at Belloy. During 2005, an average of 13,300 bbls/d of condensate, propane mix and ethane mix were transported on this system compared to 17,700 bbls/d of those products in 2004. The decrease is partly due to the fact that some Peace System volumes were transferred to the Northern System in 2004 due to a Peace System shutdown in 2004. Pembina anticipates that the completion of an interconnection between the Peace System and the Northern System in late 2005 will result in increased volumes on the Northern System in 2006.

*Swan Hills System*

The Swan Hills System gathers crude oil from 26 receipt points in the Swan Hills and Judy Creek areas of Alberta, as well as condensate from the Northern System, for delivery to Edmonton. Excluding the transfer volume from the Northern System, crude oil receipts were 58,400 bbls/d in 2005 compared to 59,600 bbls/d in 2004. Throughputs were stable over the year and Pembina anticipates little throughput decline in 2006.

*NGL System*

The NGL System consists of the Brazeau/Caroline System and the Miscible Flood System. The NGL System transported an average of 51,800 bbls/d of ethane mix and propane mix during 2005 compared to 52,900 bbls/d in the prior year. Throughputs on the Miscible Flood System currently vary as the oil and gas field operators wind down their miscible flood projects in the Judy Creek area. The operators have agreed to a minimum cost-of-service contract in order to keep the Miscible Flood System operating through 2006.

*Cremona System*

The Cremona System transports crude oil, condensate and butane from 24 receipt points northwest of Calgary to the Rangeland Pipeline that moves product to Montana in the United States. Receipts on this system averaged 15,600 bbls/d in 2005, compared to 18,300 bbls/d in the preceding year, a decrease of 15%. See "General Development of the Fund – Developments in 2005 – Midstream Business – Cremona".

*Non-Operated Systems*

Pembina holds a 50% undivided interest in the Bonnie Glen System and a 10% undivided interest in the Wabasca System. The other 50% of the Bonnie Glen System is owned by Imperial Oil Resources, which operates the system pursuant to a joint venture agreement with Pembina. The Wabasca System is operated by Keyera Facilities Income Fund, which holds the largest interest in the Wabasca System. Together, these systems comprise the Non-Operated Systems. Pembina's proportionate share of average throughputs on these systems in 2005 was 12,300 bbls/d, representing approximately 2% of Pembina's total pipeline throughput.

<u>Conventional Pipelines – B.C. Pipelines</u>

Pembina's B.C. Pipelines serve the oil and natural gas producing region located in the northeastern quadrant of British Columbia. The B.C. Pipelines include the NEBC System, which consists of three crude oil gathering pipelines upstream of Taylor, British Columbia (the Blueberry, B.C. Light & Boundary Lake pipelines) and the truck-unloading and pipeline terminal at Taylor, and the Western System (which delivers into Prince George and Kamloops, B.C.) for transmission to the west coast of Canada. These systems collectively transport approximately 95% of the petroleum products produced in the province of British Columbia. The NEBC System gathered an average of 32,000 bbls/d of crude oil and condensate in 2005, down from 34,600 bbls/d in 2004, due to the natural decline rate on the connected reserves. Volumes shipped on the NEBC System are directed either down the Western System or east on the Peace System forming part of Pembina's Alberta Pipelines. The Western System transported an average of 23,800 bbls/d from Taylor to delivery points in Prince George and Kamloops, compared to 25,500 bbls/d in 2004, with the reduction due to natural production declines seen on the NEBC System together with a

planned maintenance outage from October 1 to 16. An additional 8,200 bbls/d of crude oil was shipped east on the B.C. Pipelines onto Pembina's Peace System into Edmonton and is included in the Peace System's throughput.

Revenues generated by the provincially-regulated B.C. Pipelines are rate-based or, in the case of Western System, governed by shipper agreements. The B.C. Pipelines contributed 9% to Pembina's total revenue in 2005. Revenue generated by the B.C. Pipelines was $23.5 million in 2005, a $3.0 million decrease from 2004 revenue of $28.3 million.

No new connections to the B.C. Pipelines are anticipated by Pembina in 2006, but with the completion of the maintenance programs at the various Western System terminals, Pembina expects volumes on that system to remain at the 2005 levels. Volumes on the Western System are transported at a fixed tariff under a tolling arrangement that is currently scheduled to expire in 2007. As such, revenue generated by the Western System will continue to be dependent on the marketing decisions of the system shippers who may elect to move product west on the Western System or east on the Alberta Pipelines.

Oil Sands Infrastructure

*AOSPL System*

The AOSPL System is comprised of a 706 kilometre mainline and related facilities and has a single receipt point, being Syncrude Canada Ltd.'s production facility north of Fort McMurray, Alberta. The AOSPL System is the sole transporter for the Syncrude Project. This system, which has been in service since 1978 to transport SCO production from the Syncrude Project, was acquired by Pembina in 2001. During 2004, Pembina completed a $167 million capital expansion of the AOSPL System throughput capacity, at the request of the Syncrude owners, to facilitate transportation of increasing production by Syncrude. The AOSPL System expansion increased the contracted capacity of the AOSPL System from 275,000 bbls/d to 389,000 bbls/d.

Actual throughput volume on the AOSPL System averaged 218,700 bbls/d in 2005, compared to 243,600 bbls/d in 2004. Revenue contribution from this system was $55.5 million in 2005 compared to $54.1 million in 2004, and operating costs totalled $18.5 million for 2005 compared to $18.2 million in 2004. Revenues on this system are contract-based and are not throughput sensitive, and are therefore very stable. The AOSPL System contributed 33% of Pembina's total average throughput during 2005 and 19% of total revenue in 2005.

Returns generated by the AOSPL System are governed by the terms of a long-term agreement with the Syncrude owners. Expiry of the agreement is currently set at December 2035, commensurate with the current expiry of Syncrude's licenses, and the agreement is subject to extension. Pembina's rate of return on the AOSPL System is independent of throughput volume, as Pembina earns a rate of return on and of its depreciated capital investment along with full operating cost recovery.

*Other Oil Sands Infrastructure*

Further expansion of the AOSPL System is currently underway with the construction of the Cheecham Lateral and the design and proposed construction of the Horizon Pipeline. Pembina expects construction of the Cheecham Lateral to be completed in the fourth quarter of 2006. See "General Development of the Fund – Developments in 2005 - Oil Sands Infrastructure – Cheecham Lateral". This 55 kilometre, 16-inch pipeline will deliver SCO from the Syncrude Project to other oil sands production facilities for use as diluent. Pembina is in the design stage of another $300 million expansion of the AOSPL System to provide transportation service to Canadian Natural's Horizon Project north of Fort McMurray. See "General Development of the Fund – Developments - Oil Sands Infrastructure – Horizon Project". This expansion will be capable of transporting 250,000 bbls/d of upgraded SCO from the Horizon Project and will result in two separate and distinct pipelines serving the oil sands area.

Midstream Business

*Ethylene Storage*

Pembina owns an indirect interest in the Storage Facility through ownership of a 49.9% interest in the Storage LP and 50% of the shares in the Storage GP, which holds a 0.2% interest in the Storage LP. Dow Canada, directly and indirectly owns the other 50% interest in the Storage LP, including the remaining 50% of the shares of the Storage GP, and operates the Storage Facility. The Storage LP owns 100% of the underground ethylene storage facility and related lands and equipment that comprise the Storage Facility.

The Storage Facility, located near Edmonton, Alberta, is made up of underground caverns used to store ethylene and a related central operating unit consisting of pumps, dehydrators and brine pond. The Storage Facility is the only large-scale ethylene storage facility in Alberta and is an integral component of the Alberta petrochemical infrastructure. The total storage capacity of the Storage Facility is approximately 213 kilotonnes (234,850 short tons) of ethylene.

Dow Canada and NOVA Chemicals are the Storage Facility's principal customers (collectively the "**Customers**"). The Customers are party to the Storage Agreement and will be automatically renewed as to each Customer for successive periods of one year unless either PPC or the Customers gives the other five year's notice of non-renewal. If the Storage Agreement terminates prior to the twenty year anniversary date, the Customers are required to pay the Storage LP a make-whole payment equal to the unrecovered balance of capital expenditures made by the Storage LP prior to the termination plus the present value of the balance of the monthly base fixed fees for the remainder of the term of the Storage Agreement, discounted at a prescribed equity rate of return.

Dow Canada operates the Storage Facility pursuant to an operating agreement. Under a separate ethylene delivery system services agreement which also has the same term and effective date as the Storage Agreement, NOVA Chemicals has agreed to inject and withdraw ethylene by means of its pipeline facilities into and out of the Storage Facility for the Storage LP's customers.

Along with stable, long term cash flow, the Storage Facility provides diversification of Pembina's business into the petrochemical sector without the corresponding commodity price exposure. The Storage Facility interest contributed $21.5 million in revenue in 2005, representing 7% of Pembina's total revenue for the year.

*Commercial Midstream Operations*

In 2005, Pembina became further involved in the midstream business with the commencement of commercial terminalling, storage and hub service activities on both the Cremona System and the Swan Hills System. Contributions to Pembina's total revenue from these initiatives were minimal in 2005 as both were started late in the year. For additional information on Pembina's midstream business, see "General Development of the Fund – Developments in 2005 – Midstream Business".

**Information and Communication Systems**

Pembina employs SCADA technology on all of its pipeline systems. The SCADA system allows for continuous electronic monitoring and control of the pipeline systems from dedicated computer consoles located in Pembina's Edmonton control centre. Operators monitor the computer consoles 24 hours per day, 365 days per year. The SCADA system and associated leak detection software continually monitor pipeline flow and operating conditions. Line balance calculations are made automatically and system alarms are triggered when imbalances are detected or measured pressures do not match those projected by software models.

During 2005, Pembina continued to make progress on a multi-year initiative to standardize and upgrade the SCADA systems and leak detection platforms used to remotely monitor and control the various pipelines. Tightly coupled with these initiatives is the continuing development and enhancement of a remotely located back-up control centre. This facility will ensure business continuity for Pembina's operational control systems in the event of disruption at the primary control facility.

**Pipeline Environmental Incidents**

Environmental incidents are infrequent on Pembina's pipeline systems. In the past two years, Pembina has not experienced any major spills that are material to its operations. The spills that have occurred during this time have cost a total of approximately $5 million to clean up.

**Pipeline Integrity Management**

Pembina has a comprehensive pipeline integrity management program ("**IMP**") with approximately one-third of its annual operating budget dedicated directly to pipeline integrity management activities. Pembina's IMP includes the policies, systems, processes, analysis and documentation designed to ensure proactive and transparent management of its pipeline systems and compliance with applicable standards and regulations.

Pembina's IMP is designed to achieve enhanced safety through the entire pipeline lifecycle. This begins with quality specifications/standards during pipe manufacturing, selection and application of high quality coatings to protect the buried pipe, route selection to avoid geologically unstable or high consequence areas, and the use of cathodic protection systems to electrically protect the pipe from external corrosion.

Integrity management activities extend into pipeline operations with programs including right-of-way patrols and public awareness to reduce the likelihood of third party damage, system-specific hazard evaluations and risk assessments, geotechnical programs to manage slope instability and river crossings, training and qualification programs for staff and contractors, enhanced emergency response procedures, and the use of specific chemicals to reduce the likelihood of internal corrosion from impurities and bacteria in the oil.

The cornerstone of Pembina's pipeline integrity program is the use of in-line inspection ("**ILI**") technology to measure and record both the distribution and severity of defects in the pipe. Through proactive use of these sophisticated electronic tools, defects with the potential to compromise pipeline fitness-for-service are identified and repaired. Projected defect growth rates and/or historical operating knowledge are used to plan re-inspection intervals. Pembina's re-inspection frequency is typically three to seven years with intervals selected so that remaining defects are re-assessed and repaired before they have a material effect on pipe integrity.

Pembina has employed in-line inspection since the early 1970s, progressing to newer high-resolution ILI technology in the late 1990s. At present, all pipelines in the Pembina System are included in the corrosion ILI program. In 2005 there were 57 lines inspected, representing approximately 20% of Pembina's total system length. Most maintenance activities associated with these inspections were completed in 2005, with some non-critical projects carrying over into 2006. Approximately 55 lines are scheduled for inspection in 2006.

For those line segments susceptible to crack failures, Pembina also employs specialized ultrasonic ILI crack detection technology. Data from these specialized tools is used in conjunction with pipeline pressure data to design appropriate mitigation/repair programs. Pembina has completed crack detection inspections on the Western System (Taylor to Prince George), the Peace System (LaGlace to Fox Creek) and on the AOSPL System. For 2006 and 2007, Pembina has additional crack detection inspections scheduled for the Peace System (Fox Creek to Edmonton: 12-inch and 20-inch lines), the Western System (Prince George to Kamloops) and the 16-inch Judy Creek to Namao/Edmonton pipelines.

In addition to these integrity management programs for pipeline assets, Pembina also has regularly scheduled inspection and repair programs for the above and below ground storage tanks.

Through consistent, effective and transparent execution of these comprehensive integrity management programs, Pembina strives to ensure the continued safe and efficient operation of its pipeline systems.

**Environmental Matters**

Operation of Pembina's pipelines and other assets is subject to environmental controls in the form of approvals and compliance with applicable federal, provincial, and local laws and regulations. Such laws and regulations govern,

among other things, operating and maintenance standards, emissions and waste discharge and disposal. Management believes that company facilities and operations meet or exceed those requirements.

Pembina has in place a planned inspection program that includes requirements for both internal and external environmental audits. Regularly scheduled environmental inspections are conducted on a rotating basis on various facilities each year, and on all major facilities every three years. During the past year, Pembina spent approximately $3 million on reclamation and environmental matters. Pembina believes this level of expenditure will continue in the years to come and should provide sufficient funds to meet its reclamation and environmental issues.

**Asset Retirement Obligations**

The Fund recognizes the fair value of an asset retirement obligation in the period in which it is incurred, when an estimate can reasonably be made and current industry practice or regulation requires removal upon the retirement of the asset. The fair value is recorded as a long-term liability, with a corresponding increase in the carrying amount of the property, plant and equipment. The passage of time will increase the liability as accretion is charged to period earnings. Revisions to timing of payments or cost estimates also result in a change to the asset retirement obligation. Actual costs incurred upon settlement are charged against the asset retirement obligation to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement and the recorded liability is recognized as a gain or loss in the Fund's earnings in the period in which the settlement occurs.

No amount has been recorded relating to the removal of underground pipelines or the retirement of the Storage Facility, as the asset retirement obligations relating to these assets cannot be reasonably estimated due to the indeterminate timing and scope of the asset retirements. As the timing and scope of the retirement become determinable for these assets, the fair value of the liability and the cost of retirement will be recorded.

**Major Customers**

There are approximately 65 shippers (including all major shippers of petroleum products in western Canada) on the pipeline systems owned and operated by Pembina. The major delivery points include the Enbridge Pipeline system, the Kinder Morgan Pipeline system, the refineries in the Edmonton area as well as the fractionators near Fort Saskatchewan, Alberta. Deliveries are also made to Husky Energy Inc.'s refinery in Prince George, British Columbia.

**Competitive Environment**

Competition in the oil and natural gas feeder pipeline industry in western Canada arises in two forms. Unconnected volumes of product are typically trucked to the most competitive truck unloading facility. Also, there can be direct competition from other pipelines serving the same area. An example of this is the Alliance Pipeline that is a natural gas gathering and pipeline system carrying liquids-rich natural gas from northeastern British Columbia through northwestern Alberta to Chicago, Illinois. This pipeline competes for the volumes of ethane and other NGLs carried on the Peace System. At present ethane makes up 9% of the daily throughput volumes on the Peace System.

Pembina believes that its reasonable tariffs make it competitive with alternate pipelines. In addition, Pembina has been active in entering into long term contracts with shippers and producers.

**Industry Regulation and Tariffs**

The feeder pipeline industry in Alberta normally operates in an environment of unregulated tariffs. Once a permit to construct the pipeline is issued by the AEUB, subject to the licensing of operational matters, the pipeline is free to establish tariffs in a competitive environment. Tariffs are established under contracts of varying terms and conditions and are also posted by location. Tariffs, where posted, can be generally adjusted to respond to changing volumes and costs. Contracted tariffs generally can be adjusted for changes in power costs, municipal taxes, environmental and safety costs with Pembina being at risk for volume declines. Producers and shippers have recourse to the AEUB with respect to pipeline access and tariff rates if they can establish that the pipeline should be deemed a common carrier. Once deemed a common carrier, the AEUB has the ability to set rates. No major feeder

pipeline in Alberta has ever been declared a common carrier and had its tariff rates set. Producers and shippers can also apply to the AEUB for review of tariffs if they can establish that the tariffs are not just and reasonable.

Pipeline tariffs for all of Pembina's systems are generally established to recover all costs and earn a reasonable rate of return on the investment in its pipelines. On the AOSPL System, the tariffs are set by a long term contract that expires in 2035. This contract provides for returns on current and invested capital and a recovery of operating costs. The shippers on the AOSPL System have agreed not to apply to the AEUB for tolls during the term of the agreement, which expires in 2035. In British Columbia, the tariffs on the NEBC System and the Western System are set by the BCUC. The BCUC approves tariffs and regulates on a complaints basis. In June 2001, the BCUC set the tariff for 2000 and 2001 on the Western System after a contested toll hearing. Since that decision, producers and shippers from northeast British Columbia have negotiated with Pembina to achieve negotiated tolls that will be in place until July 1, 2007. Portions of the Peace System, the NEBC System and the Northern System are Group II NEB regulated pipelines, which means the NEB can review the tariffs if shippers file a formal complaint concerning the tariffs. There have been no complaints to the NEB on tariffs on these systems.

**Major Contracts**

*Transportation and Storage*

There are a number of service contracts on Pembina's pipeline systems. On the AOSPL System, Pembina has a contract to ship Syncrude Project production until 2035 and is currently the sole shipper of SCO produced from the oil sands operations of the Syncrude Project. This arrangement provides for a tariff that recovers all operating costs and provides for a return on current and future invested capital and is not dependent upon throughputs. This contract may be extended beyond 2035 if Syncrude's operating permit is extended. As mentioned above, in 2001 Pembina negotiated a contract on the Western System for throughputs on that system. This contract will expire in 2007. Pembina also has contracts in place for the Storage Facility described above under "Description of Pembina's Business and Operations – Midstream Business ". The proposed Horizon Pipeline will also be a long term contract-based assets. See "General Development of the Fund – Developments in 2005 – Oil Sands Infrastructure – Horizon Pipeline". See also "Risk Factors – Risks Inherent in Pembina's Business – Shipper Contracts".

*Power*

Power is a significant component of the cost of operations, constituting 15% of the total operating expenses for PPC. In Alberta, as part of Pembina's risk management program, and in order to minimize Pembina's exposure to power cost fluctuations and to smooth operating results, Pembina has hedged 100% of its expected Alberta Pipelines power requirement through to 2010. Power costs are not hedged for the B.C. Pipelines as power is regulated by the government in that province. Pembina also does not hedge power costs on the AOSPL System as requested by Syncrude, the sole shipper on that system.

**Pipeline Rights-of-Way and Land Tenure**

Pembina's real property interests fall into two basic categories of ownership: (i) a number of locations, including many pumping stations and terminal and storage facilities, which are owned in fee simple; and (ii) the majority of locations which are covered by leases, easements, rights of way, permits or licences from landowners or governmental authorities permitting the use of such land for the construction and operation of a pipeline. Pembina believes that the operator of each of its pipeline assets has sufficient title to its property interests to permit the operation of such assets.

**Shipper Relations**

Pembina enjoys amicable relationships with its shippers and, in most cases, is able to negotiate acceptable terms in relation to the various shipping arrangements.

**Indemnification and Insurance**

Pembina maintains insurance to provide coverage in relation to the ownership and operation of its pipeline assets, as well as on the Storage Facility and its other midstream assets. Insurance coverage for Pembina's pipeline assets currently includes: (i) property insurance coverage, providing coverage on the property and equipment that is above-ground or that facilitates river crossings, with recovery based upon replacement costs, and, where necessary, business interruption coverage for loss of income arising from specific property damage, and (ii) comprehensive general liability coverage, providing coverage in actions by third parties. The latter coverage includes Pembina's sudden and accidental pollution coverage, which specifically insures against certain claims for damage from pipeline leaks or spills.

Pembina believes that it has procured such insurance coverage as would be maintained by a prudent owner and operator of the type of assets owned and operated by Pembina. This insurance coverage is subject to limits and exclusions or limitations on coverage that Pembina considers to be reasonable given the cost of procuring insurance and current operating conditions. However, there can be no assurance that insurance coverage will be adequate in any particular situation.

**Employees**

As at December 31, 2005, Pembina employed 328 personnel in its pipeline operations, of which 240 were engaged in the performance of field operations and superintendence activities, and 88 were engaged in the performance of facilities engineering, systems, management, finance, administration, human resources, information services, and safety and environmental service activities. Most employees of Pembina are involved in performance of duties in all three of Pembina's business segments. All employees are non-unionized. Pembina's workforce is stable with limited turnover.

## WESTERN CANADIAN OIL AND GAS AND PIPELINE INDUSTRY

**Western Canada Oil and Gas Industry**

Western Canada is the major source of conventional crude oil, SCO, natural gas, bitumen and related products (including NGLs and condensate) in Canada. Domestic crude oil and natural gas production comes primarily from Alberta with lesser amounts from British Columbia, Saskatchewan, Manitoba and the Northwest Territories. SCO comes from the oil sands developments near Fort McMurray, Alberta. Efficient, low cost, and safe transportation by pipeline from producing fields to refineries, processing plants and domestic and export markets is essential to the Canadian oil and gas industry.

**Supply and Production of Canadian Oil and Gas**

Western Canada's hydrocarbon resource base is large and diverse, comprised of conventional light oil, heavy oil, bitumen in the oil sands of Alberta, natural gas and NGLs. NGLs are extracted from raw natural gas at field plants so that the residual gas will meet specifications for transportation in natural gas pipelines. Almost 90% of NGLs are extracted during the processing of natural gas while the remainder is extracted from crude oil at refineries. Typically, NGLs are extracted as a mix but if an additional investment is made in "fractionation" facilities, the individual components can be separated. Most field plants do not extract ethane but leave it in the natural gas. In Alberta, ethane which has been left in the natural gas may be extracted at a straddle plant located on a major natural gas transmission pipeline and then sold as feedstock to the petrochemical industry.

Condensate is produced naturally at the well head when natural gas is brought to the surface at a gas well. Typically the condensate is separated from the natural gas at the field gas plant. The condensate is then either trucked to a connection point on a pipeline capable of transporting condensate, or the natural gas plant may be connected directly to a feeder pipeline by a small pipeline called a gathering system.

Crude oil, SCO and NGLs produced in Canada are transported to market through extensive gathering and transportation systems which can be classified as feeder pipeline systems and export pipeline systems.

**Demand for Canadian Oil and Gas Products**

Demand for Canadian crude oil, condensate and NGLs production is determined by the degree to which such products can compete on the basis of price, quality and availability in individual market areas in Canada and the northern and eastern United States.

Almost all of the condensate produced in Alberta is used locally as a diluent for heavy oil. Western Canada produces more crude oil and NGLs than it requires for domestic use and surplus supplies are transported by pipeline to markets in other parts of Canada as well as the United States.

While Canadian crude oil, condensate and NGLs producers will face continuing competition in the U.S. market from U.S. Gulf Coast and Latin American producers, factors, including proximity to U.S. markets and the reliability of supply through the expanded Canadian domestic and export transportation system, favour Canadian producers.

**Feeder Pipeline Systems**

Feeder pipeline systems gather petroleum products from producing fields and facilities for transport to regional centres for storage, fractionation, refining and connection to larger pipelines. From these centres, petroleum products are further transported by export pipeline systems either to domestic markets in western or eastern Canada or to markets in the northern United States for end-use, or used as feed stock in refineries or the petrochemical industry. The major operational centre for the Canadian oil and natural gas industry is the Edmonton – Fort Saskatchewan area of Alberta, which is both the largest crude oil refining area in western Canada and a major fractionation area for NGLs. In addition, the Edmonton - Fort Saskatchewan area is the hub of the Alberta feeder pipeline network and the starting point of the large Canadian export pipelines.

All of Pembina's pipelines are feeder pipeline systems that collectively transport approximately 654,100 bbls/d of petroleum products, making Pembina the largest feeder pipeline company in Canada. These pipelines transport product from established production fields in their respective service areas, and the Syncrude Project, into the refining and export pipeline centres at Edmonton – Fort Saskatchewan. Upon delivery, the products can be used by local refineries and fractionators as well as being transported to markets in western and eastern Canada and the northern U.S. through export pipelines.

**Export Pipeline Systems**

The export pipelines originating in the Edmonton – Fort Saskatchewan area are the Kinder Morgan Pipeline system, the Enbridge Pipeline system and the Cochin Pipeline. Crude oil and refined products delivered to domestic and export markets on the west coast are transported through the Kinder Morgan Pipeline system. Crude oil and refined products delivered to eastern Canada and the northern United States are transported through the Enbridge Pipeline system. NGLs delivered to eastern Canadian and export markets are transported through the Enbridge Pipeline system and the Cochin Pipeline.

In recent years, there has been an increase in the export pipeline capacity available to transport crude oil and NGLs from western Canada to markets in eastern Canada and eastern and midwestern United States. Pembina anticipates that this additional export capacity, together with continued high levels of exploration activity within its service areas, will maintain the future utilization of its existing feeder pipeline systems.

## DESCRIPTION OF THE FUND AND THE TRUST UNITS

**Declaration of Trust**

The Fund is an unincorporated, open ended trust established pursuant to the Declaration of Trust and governed by the laws of Alberta. The following is a summary of certain provisions of the Declaration of Trust. For a complete description of the Trust Units and the Declaration of Trust, reference should be made to the Declaration of Trust, a copy of which is available to Unitholders from the Fund and which is available on the Fund's SEDAR profile at www.sedar.com. See "Material Contracts".

*The Trustee*

The Declaration of Trust provides that, subject to the terms and conditions of the Declaration of Trust, the Trustee may, in respect of the trust assets of the Fund, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof. The Trustee is responsible for, among other things: (i) holding legal title to the Fund's assets; (ii) maintaining records and providing reports to Unitholders; (iii) supervising the activities and managing the investments and affairs of the Fund; (iv) effecting payments of Distributable Cash from the Fund to Unitholders; and (v) acting for, voting on behalf of and representing the Fund as a shareholder and noteholder of PPC.

The Trustee was appointed for an initial term of ten years, expiring in 2007. The Trustee may resign by giving not less than 60 days' written notice to the Fund and the Manager and may be removed by notice in writing by the Manager in the event the Trustee fails to satisfy certain criteria described in the Declaration of Trust. The removal of a Trustee shall not become effective until approved by a Extraordinary Resolution at a meeting of the Unitholders called for that purpose and a successor Trustee is appointed by a majority of Unitholders at such meeting. If no successor Trustee is appointed by Unitholders, the Trustee, the Manager or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor Trustee.

The Declaration of Trust provides that the Trustee shall act honestly and in good faith with a view to the best interests of the Fund and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Declaration of Trust provides that the Trustee, and each of its directors, officers, employees and agents, shall be entitled to indemnification from the Fund in respect of the performance of its duties under the Declaration of Trust in the absence of gross negligence, wilful default or fraud on the part of the Trustee or its directors, officers, employees and agents. The Declaration of Trust states that the duties and standard of care of the Trustee provided in the Declaration of Trust are intended to be similar to, and not greater than, those imposed on a director of a corporation governed by the ABCA.

*Delegation by the Trustee to PPC and the Manager*

Except as prohibited by law, the Trustee may delegate any of its powers and duties to other persons. Under the Declaration Trust, the Trustee has delegated the supervision of the day-to-day business and affairs of the Fund to the PPC Directors. Pursuant to the Declaration of Trust and the Administration Agreement, the Trustee has also delegated to the Manager, subject to the supervision of the PPC Directors and the Trustee, the administration of the general and administrative affairs of the Fund, and in particular, among other things, the responsibility for all matters relating to the issuance of Trust Units or other securities of the Fund, ensuring the Fund complies with its continuous disclosure obligations, calling and preparing materials for Unitholder meetings and recommending the amounts of distributions to Unitholders. The Trustee has no liability for any actions of the Manager or PPC with respect to the matters delegated to those parties under the Declaration of Trust and Administration Agreement, and in relying upon those parties, the Trustee is deemed to have satisfied its standard of care set forth above. In exercising its powers and discharging its duties under the Administration Agreement, the Manager is to exercise the degree of care, diligence and skill that a reasonably prudent administrator would exercise in comparable circumstances. See "Management and Governance of the Fund – Administration Agreement".

*Trust Units and Other Securities of the Fund*

An unlimited number of Trust Units may be issued pursuant to the Declaration of Trust. Each Trust Unit is transferable and represents an equal undivided beneficial interest in any distribution from the Fund whether of net income, net realized capital gains or other amounts, and in any net assets of the Fund in the event of termination or winding-up of the Fund. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Trust Units are not subject to future calls or assessments except that future offerings of Trust Units may be issuable for consideration payable in instalments in which case the Fund may take security over any such Trust Units. Each Trust Unit entitles the holder thereof to one vote an a poll vote for each whole Trust Unit held at all meetings of Unitholders. Except as set out under " – Redemption Right" below, the Trust Units have no conversion, retraction, redemption or pre-emptive rights.

The Declaration of Trust provides that Trust Units, and rights, warrants or other securities to purchase, convert into or exchange into Trust Units, may be issued at the times, to the persons, for the consideration and on the terms and conditions that the Trustee determines. The Trustee has delegated responsibility for these matters to the Manager, subject to the supervision and approval of the PPC Directors. Trust Units may be issued in satisfaction of any non-cash distribution of the Fund to Unitholders on a *pro rata* basis. The Declaration of Trust also provides that immediately after any *pro rata* distribution of Trust Units to Unitholders in satisfaction of any non-cash distribution, the number of outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the non-cash distribution.

See "Risk Factors – Risks Relating to the Fund's Securities".

*Investments of the Fund*

The Fund is restricted to investing in any securities or property comprising or relating to pipeline or other energy facilities and the operations of businesses relating thereto, or taking any other action or making any investment which would not prevent the Trust Units from qualifying as units of a "unit trust" or a "mutual fund trust" under the Tax Act or would not result in the Trust Units being disqualified for investments under Exempt Plans or being "foreign property" under the Tax Act.

*Cash Distributions*

The amount of Distributable Cash to be distributed annually shall be equal to the interest and repayments of principal on the PPC Notes accruing to the Fund and dividends and repayments of capital on the PPC Shares or other securities received by the Fund in the year, less administrative expenses of the Fund and amounts which may be paid by the Fund in connection with any cash redemptions of Trust Units. Any income of the Fund which is applied to any cash redemptions of Trust Units or is otherwise unavailable for cash distribution will be distributed to Unitholders in the form of additional Trust Units. Such additional Trust Units will be issued pursuant to exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

The Fund intends to make monthly cash distributions to Unitholders based upon anticipated interest income of the Fund on the PPC Notes, less estimated amounts required for the payment of expenses and assuming there are no cash redemptions of Trust Units. The Fund will also include in its monthly distributions cash dividends, repayments of principal on the PPC Notes and repayments of capital on the PPC Shares, if any, received from PPC. Each Unitholder's share of Distributable Cash is his or her proportionate share based on the number of Trust Units held by such Unitholders as compared to the total outstanding Trust Units. Monthly distributions are due and payable to Unitholders of record on each Record Date (currently the last day of each month) and are to be paid on or about the 15th day of the following month without interest or penalty.

*Redemption Right*

Trust Units are redeemable at any time at the option of the holders thereof. As the Trust Units are issued in "book entry only" form, a Unitholder who wishes to exercise the redemption right is required to obtain a redemption notice

from his or her investment dealer who is required to deliver the completed redemption notice form to the Fund. Upon receipt of the redemption request by the Fund, all rights of the holder with respect to the Trust Units tendered for redemption shall cease and the holder thereof shall only be entitled to receive a price per Trust Unit ("**Cash Redemption Price**") equal to the lesser of: (i) 95% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the ten trading day period commencing immediately after the date on which the Trust Units were surrendered for redemption (the "**Redemption Date**"); and (ii) the "closing market price" on the principal market on which the Trust Units are quoted for trading on the Redemption Date.

For the purposes of this calculation, "market price" will be an amount equal to the weighted average trading price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market cannot provide a weighted average trading price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the "market price" shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the ten trading days, the "market price" shall be the simple average of the following prices established for each of the ten trading days: (i) the average of the bid and ask prices of the Trust Units for each day on which there was no trading; (ii) the weighted average trading price of the Trust Units for each day that there was trading if the exchange or market provides a weighted average trading price; and (iii) the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The "closing market price" shall be: (i) an amount equal to the closing price of the Trust Units if there was a trade on the date; (ii) an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; or (iii) the average of the last bid and last ask prices of the Trust Units if there was no trading on the date.

The aggregate Cash Redemption Price payable by the Fund in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month, provided that the entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitations that: (i) the total amount payable by the Fund in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month shall not exceed $250,000 (provided that such limitation may be waived at the discretion of the Manager); (ii) at the time such Trust Units are tendered for redemption, the outstanding Trust Units shall be listed for trading on the TSX or traded or quoted on any other stock exchange or market which the Manager considers, in its sole discretion, provides representative fair market value prices for the Trust Units; and (iii) the normal trading of Trust Units is not suspended or halted on any stock exchange on which the Trust Units are listed (or, if not listed on a stock exchange, on any market on which the Trust Units are quoted for trading) on the Redemption Date or for more than five trading days during the ten day trading period commencing immediately after the Redemption Date. See "Risk Factors – Risks Relating to the Fund's Securities – Market Value of Trust Units and other Fund Securities".

If a Unitholder is not entitled to receive cash upon the redemption of Trust Units as a result of the foregoing limitations, then the redemption price for such Trust Units shall be the fair market value thereof as determined by the Manager taking into account any taxes payable by the Fund arising from such redemption. The redemption price shall, subject to any applicable regulatory approvals, be paid and satisfied by way of distribution *in specie* of a pro rata number of PPC Shares, PPC Notes (in integral multiples of $100) and other securities in additional businesses, if any, acquired by the Fund and from time to time outstanding. No fractional PPC Shares, PPC Notes or securities of other businesses, if any, will be distributed and, where the number of PPC Shares, PPC Notes or securities of other businesses, if any, to be received by a Unitholder includes a fraction, such number shall be rounded to the next lowest whole number. The Fund shall be entitled to all interest paid or accrued and unpaid on the PPC Notes or other debt securities held by the Fund, if any, to all dividends declared and paid or declared payable on the PPC Shares or other shares held by the Fund, if any, on or before the date of the distribution *in specie*.

It is anticipated that the redemption right described above will not be the primary mechanism for Unitholders to dispose of their Trust Units. The PPC Shares and PPC Notes which may be distributed *in specie* to Unitholders in connection with a redemption will not be listed on any stock exchange, no market is expected to develop in such securities and such securities may be subject to resale restrictions under applicable securities laws. Such securities

will not be qualified investments for trusts governed by an Exempt Plan. See "Risk Factors – Risks Relating to the Fund's Securities – Investment Eligibility and Tax Issues".

*Meetings of Unitholders*

The Declaration of Trust provides that annual meetings of Unitholders must be held on or before June 30 of each year, at which Unitholders shall appoint the PPC Directors and the auditors of the Fund and PPC. The Declaration of Trust provides that Unitholders may pass resolutions that bind the Trustee or the Fund with respect to: (i) the appointment or removal of a Trustee; (ii) the appointment or removal of auditors of the Fund; (iii) the election of the PPC Directors; (iv) the approval of amendments to the Declaration of Trust (except as described under " – Amendments to the Declaration of Trust" below); (v) the appointment of an inspector to investigate the performance of the Trustee or the Manager regarding the Fund; (vi) the sale of all or substantially all of the assets of the Fund (other than as part of an internal reorganization); (vii) the termination of the Fund; (viii) amendments to or renewals of the Administration Agreement; and (ix) matters which require securityholder approval pursuant to securities laws or stock exchange rules applicable to the Fund. The resolutions in items (iv), (vi) and (vii) must be passed by Extraordinary Resolution while the other items require the approval of a majority of votes cast at a meeting of Unitholders. Additionally, the matters described below under " – Exercise of Voting Rights Attached to PPC Shares" below must be passed by an Extraordinary Resolution of Unitholders.

A special meeting of Unitholders may be called at any time by the Trustee and must be convened if requisitioned by the holders of not less than 5% of the Trust Units then outstanding (not including Trust Units beneficially owned by the Manager) by a written requisition. A requisition must state in reasonable detail the business proposed to be transacted at such meeting.

Unitholders may attend and vote at all meetings of the Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two or more individuals present in person either holding personally or representing by proxy in the aggregate at least 10% of the outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

*Exercise of Voting Rights Attached to PPC Shares*

The Declaration of Trust provides that the Trustee shall not authorize, either by agreement or by voting its PPC Shares:

(i) any amendment to the articles of PPC to add or change any restriction on the business of PPC or change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of shares of PPC;

(ii) any sale, lease or exchange of all or substantially all of the property and undertaking of PPC except in the ordinary course of business of PPC or as part of an internal reorganization of that corporation and any one or more of its wholly-owned subsidiaries;

(iii) any matter which, under the ABCA or such other legislation as may at the relevant time govern PPC, requires the sanction of a special resolution of the shareholders of PPC;

(iv) any amalgamation or other merger of PPC with any other corporation, except one or more direct or indirect wholly-owned subsidiaries of PPC; or

(v) any amendment to the Declaration of Trust (other than as described below under " – Amendments to Declaration of Trust") or the Governance Agreement;

without the authorization of the Unitholders by Extraordinary Resolution at a meeting of Unitholders called for that purpose.

*Limitation on Non-Resident Ownership*

Generally speaking, in order for the Fund to maintain its status as a mutual fund trust under the Tax Act, the Fund must not be established or maintained primarily for the benefit of non-residents of Canada ("**non-residents**") within the meaning of the Tax Act. Accordingly, the Declaration of Trust provides that at no time may non-residents be the beneficial owners of a majority of the Trust Units. If the Fund's transfer agent or the Trustee becomes aware that the beneficial owners of 49% of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Fund's transfer agent or Trustee may make a public announcement thereof and the Fund's transfer agent shall not accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration satisfactory to the Trustee that the beneficial owner is not a non-resident. If, notwithstanding the foregoing, the Fund's transfer agent or the Trustee determines that a majority of the Trust Units are held by non-residents, the Fund's transfer agent may, or the Trustee may cause the Fund's transfer agent to, send a notice to non-resident Unitholders, chosen in inverse order to the order of acquisition or registration or in such other manner as the Fund's transfer agent or the Trustee may consider equitable and practicable, requiring them to sell their Trust Units or a portion thereof to a Canadian resident within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Fund's transfer agent with satisfactory evidence that the beneficial owners are not non-resident within such period, the Fund's transfer agent may on behalf of such Unitholders sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Upon such sale, the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of such sale upon surrender of the certificates representing such Trust Units. Pursuant to the Administration Agreement, the Trustee has delegated the monitoring of the status of the Trust Units as eligible investments for Exempt Plans to the Manager.

*Amendments to the Declaration of Trust*

The Declaration of Trust may be amended from time to time by Extraordinary Resolution. The Trustee may, without the approval of the Unitholders, authorize certain amendments to the Declaration of Trust, including amendments:

(i) for the purpose of ensuring continuing compliance with the applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustee or the Fund;

(ii) which, in the opinion of the Trustee, provides additional protection for the Unitholders;

(iii) not inconsistent with the Declaration of Trust, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions that are, in the opinion of the Trustee, necessary or desirable and not materially prejudicial to the rights of Unitholders; or

(iv) which, in the opinion of the Trustee, are necessary or desirable in the interests of the Unitholders as a result of changes in taxation law.

*Termination of the Fund*

The Fund has been established for a term ending 21 years after the date of the death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on September 4, 1997. The Declaration of Trust requires the Trustee to commence to wind-up the affairs of the Fund not more than two years prior to the end of the term of the Fund. In addition, at any time prior to the expiry of the term of the Fund, the Unitholders may pass an Extraordinary Resolution to terminate the Fund at any meeting of Unitholders called for such purpose, following which the Trustee is obligated to commence to wind-up the affairs of the Fund.

*Take-over Bids*

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the offer on the terms offered by the offeror.

*Reporting to Unitholders*

The Fund will furnish to the Unitholders such financial statements (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation. PPC has undertaken to provide the Fund with: (i) a report of any material change that occurs in its affairs in form and content that it would file with applicable regulatory authorities if it were a reporting issuer, and (ii) all financial statements that it would be required to file with applicable regulatory authorities if it were a reporting issuer under applicable securities laws. All such reports and statements will be provided to the Fund in a timely manner so as to permit the Fund to comply with the continuous disclosure requirements relating to reports of material changes in its affairs and the delivery of financial statements as required under applicable securities laws. Prior to each meeting of Unitholders, the Fund will provide the Unitholders with information similar to that required to be provided to shareholders of an ABCA company along with notice of such meeting.

**Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan**

The Fund has instituted a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (the "**Plan**"), which provides Unitholders of the Fund the opportunity to either receive a cash payment equal to 102% of the cash distribution otherwise payable by Pembina or accumulate additional Trust Units at a 5% discount to an average market price. Participants may also purchase additional Trust Units by investing additional sums within the limits and subject to the terms of this Plan. The Plan provides an efficient way for the Fund to issue additional equity to existing Unitholders. Pembina will determine, for each distribution payment date, the amount of new equity or premium cash payments, if any, that will be made available under the Plan on that date.

**Convertible Debentures**

On March 21, 2001, the Fund issued $60.0 million of 8.25% convertible unsecured subordinated debentures maturing on March 31, 2006. As at December 31, 2005, $8.3 million principal amount of these debentures were outstanding. If the debentures are not converted prior to March 31, 2006, Pembina has indicated that it will deliver to holders of debentures the number Trust Units equal to the number obtained by dividing the principal amount of such debentures by 95% of the "current market price" (as defined in the indenture relating to the 8.25% Convertible Debentures) of Trust Units on the maturity date. These debentures may be converted at the option of the holder at a conversion price of $9.00 per Trust Unit at any time prior to maturity and may be redeemed by the Fund after April 1, 2004. The Fund may, at its option, after April 1, 2004 elect to redeem the debentures by issuing Trust Units. The Fund can elect to pay interest on the debentures by issuing Trust Units.

On December 4, 2001, the Fund issued $87.5 million of 7.5% convertible unsecured subordinated debentures maturing on June 30, 2007. These debentures may be converted at the option of the holder at a conversion price of $10.50 per Trust Unit at any time prior to maturity and may be redeemed by the Fund after June 30, 2005. The Fund may, at its option, after June 30, 2005 elect to redeem the debentures by issuing Trust Units. The Fund can elect to pay interest on the debentures by issuing Trust Units. As at December 31, 2005, $24.6 million principal amount of these debentures were outstanding.

On June 19, 2003, the Fund issued $220.0 million of 7.35% convertible unsecured subordinated debentures maturing on December 31, 2010. These debentures may be converted at the option of the holder at a conversion price of $12.50 per Trust Unit at any time prior to maturity and may be redeemed by the Fund after June 30, 2006. The Fund may, at its option, after June 30, 2006 elect to redeem the debentures by issuing Trust Units. The Fund can elect to

pay interest on the debentures by issuing Trust Units. As at December 31, 2005, $131.9 million principal amount of these debentures were outstanding.

For additional information regarding the Convertible Debentures, see Note 7 to the Fund's audited consolidated financial statements for the year ended December 31, 2005.

**Credit Ratings**

*Dominion Bond Rating Service Limited*

The Fund has been assigned an STA-2 (low) stability rating from Dominion Bond Rating Service Limited ("DBRS") that DBRS reconfirmed in November 2005.

In November 2005, DBRS confirmed its ratings of "BBB high" on Pembina's senior secured debt and "BBB" on Pembina's senior unsecured debt.

DBRS's stability ratings consider seven main factors: operating characteristics, asset quality, financial flexibility, diversification, size and market position, sponsorship/governance, and growth. Of these factors, operating characteristics, financial flexibility, and growth rank as the most important.

Stability ratings measure the volatility and sustainability of distributions per unit of the Fund, in a scale ranging from STA-1 to STA-7, with STA-1 representing the highest rating possible, and STA-7 the lowest. Each rating category is refined into further subcategories of high, middle, and low, providing a total of 21 possible rating categories. Income funds rated at STA-2 are considered to have very good distributions per unit stability and sustainability.

*Standard & Poor's*

Standard & Poor's ("**S&P**") confirmed its "BBB" long-term corporate credit rating on PPC and "BBB plus" senior debt rating and "BBB" senior unsecured debt rating in December 2005, all with a stable outlook. S&P categorized the Convertible Debentures as debt for rating purposes.

According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on such obligations than on obligations in the 15 higher rating categories. The ratings from AA to B may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

The ratings on PPC reflect S&P's Ratings Services' consolidated assessment of the credit profile of both PPC and the Fund. S&P views PPC and the Fund as co-dependent, and the credit risk profiles are further linked by the existence of material intercorporate transactions. The ratings on PPC, therefore, reflect the consolidated business and financial risk of the Fund as a whole.

**These security ratings are not recommendations to buy, sell or hold those securities and may be subject to revision or withdrawal at any time by DBRS or S&P.**

## DESCRIPTION OF PPC AND OTHER OPERATING SUBSIDIARIES

**Pembina Pipeline Corporation**

*Share Capital of PPC*

The authorized capital of PPC consists of an unlimited number of common shares. The Fund owns all of the issued and outstanding common shares of PPC. Each common share entitles its holder to receive notice of and to attend all meetings of shareholders of PPC and to one vote at such meetings, subject to the Fund's right to vote 100% of the PPC Shares at any time it owns at least 25% of such shares. See "Management and Governance of the Fund – Governance Agreement". The holders of the common shares are, at the discretion of the PPC Directors and subject to applicable legal restrictions, entitled to receive any dividends declared by the PPC Directors on the shares.

*PPC Notes Issued to the Fund*

PPC has issued certain unsecured, subordinated PPC Notes to the Fund at various interest rates, with interest on each payable monthly on each Record Date. PPC may defer, for a period of up to 12 months, payment of interest on the PPC Notes to the extent that its earnings before interest, taxes, depreciation and amortization are inadequate to pay the interest on the PPC Notes. The PPC Notes mature in 2027.

On or about October 24, 2017, and from time to time thereafter, the holder of the PPC Notes (currently being only the Fund), together with the PPC Directors, will review PPC's facilities and pipeline operations, the economic conditions relating to the pipeline industry and the business prospects of PPC. If this review, in the opinion of the holders of the PPC Notes and the PPC Directors, indicates that it is unlikely that the indebtedness of PPC evidenced by the PPC Notes could be refinanced on the same terms and conditions upon maturity of the PPC Notes, then PPC will commence principal repayments on the PPC Notes such that the PPC Notes will be fully repaid upon maturity. In that event, PPC's available cash will be utilized to the extent required to fund such repayments in lieu of dividends on the PPC Shares.

The PPC Notes are unsecured debt obligations of PPC, are subordinate in right of payment to all secured debt of PPC and are also subordinate to all other debt of PPC that is unsecured but not expressly subordinated to the PPC Notes. As a result, interest and principal payments from PPC to the Fund on the PPC Notes (and, as a result, distributions from the Fund to Unitholders) are subordinate to and rank behind in priority to payments to third party lenders to PPC. See "Risk Factors – Risks Relating to the Fund's Securities – Debt Service" and "Risk Factors – Risks Relating to the Fund's Securities – Financial Leverage and Prior Ranking Indebtedness".

The following items constitute an event of default under the PPC Notes: (i) default in payment of the principal of the PPC Notes when due; (ii) the failure to pay the interest obligations of the PPC Notes when due, subject to the deferral of interest referred to above; (iii) default on any senior indebtedness for borrowed money; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership, general assignment for the benefit of creditors, or proceedings with respect to a compromise or arrangement under the *Companies' Creditors Arrangement Act* (Canada); (v) the taking of possession by an encumbrancer of all or substantially all of the property of PPC; (vi) ceasing to carry on in the ordinary course the business of PPC; (vii) default in performing any material lease, licence or other agreement whereby any material property or rights of PPC may be forfeited or terminated; and (viii) default in the observance or performance of any other covenant or condition of the PPC Notes and the continuance of such default for a period of 30 days after notice in writing has been given by the holder to PPC specifying such default and requiring PPC to rectify the same.

*PPC's Credit Facilities and Senior Notes*

PPC has available to it credit facilities with a syndicate of Canadian chartered banks. As of December 31, 2005, PPC had unsecured credit facilities in the aggregate amount of $260 million consisting of a $230 million revolving credit facility and a $30 million unsecured operating line of credit, of which approximately $116 million was drawn. Additionally, as of December 31, 2005, PPC had outstanding $98.2 million of the $100 million principal amount of Secured Senior Notes originally issued in July 2002, $175 million of Unsecured Senior Notes originally issued in

June 2004, and $75 million Floating Rate Senior Notes originally issued in June 2004. Payments with respect to the credit facilities and the Senior Notes rank in priority to payments made from PPC to the Fund, and, as a result, distributions from the Fund to Unitholders. The terms both of the credit facilities and the Senior Notes are summarized in the Fund's management's discussion and analysis for the year ended December 31, 2005 and in Note 6 to the audited consolidated financial statements of the Fund for the year ended December 31, 2005. See "Risk Factors – Risks Relating to the Fund's Securities – Debt Service".

*Capital Expenditures*

PPC may approve and fund capital expenditures, however, all capital expenditures in excess of $5 million for a specific project must be approved by the PPC Directors. Maintenance capital expenditures are generally funded from available cash while ongoing pipeline development, material expansions and acquisitions of pipelines or other assets, including new connections to the system or for the provision of additional system storage capacity, will be funded primarily by borrowing by PPC or issuance of additional Trust Units or other securities by the Fund. See "Risk Factors – Risks Relating to the Fund's Securities – Additional Financing and Capital Resources".

*Distribution Policy of PPC*

PPC pays interest on (and in certain circumstances, repays principal of) the PPC Notes and distributes all of its remaining available net cash flow from its operations to the Fund, subject to applicable law and to PPC retaining appropriate working capital reserves, satisfying its financing covenants, making loan payments and, if applicable, establishing reclamation and maintenance capital expenditure reserves. At the end of each month, the PPC Directors determine whether PPC has sufficient cash to declare a dividend for that month, to return capital on the PPC Shares or to repay principal on the PPC Notes and, if so, what the amount of any such payment will be. The decision of what amount, if any, to declare as a dividend, to repay as principal or to return as capital is based on the prevailing circumstances at the relevant time, including both current and anticipated operating cash flow, debt service costs and capital expenditure and working capital requirements. The distribution policy represents the present intention of PPC and is not legally binding upon the PPC Directors.

**Other Operating Subsidiaries**

Pembina's interests in its pipeline systems and other assets are held in several partnerships and limited partnerships, all of which are, directly or indirectly, wholly-owned by the Fund and PPC. See "Structure of the Fund – Structure".

## RISK FACTORS

**The following information is a summary only of certain risk factors relating to Pembina or an investment in securities of the Fund or its subsidiaries and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form.**

### Risks Relating to the Fund's Securities

*Limited Purpose Trust and Reliance on Pembina's Operations*

The Fund is a limited purpose trust which is entirely dependent upon the operations and assets of PPC and its other operating subsidiaries through the Fund's ownership of the securities of, and debt instruments issued by, those subsidiaries. PPC's income is received from its pipeline and other energy infrastructure businesses and is susceptible to the risks and uncertainties associated with those industries, as well as the oil and gas industry which Pembina's operations serve. If the net cash flow generated by Pembina's businesses and operations declines, the ability of Pembina to continue to generate cash flow for distribution by the Fund to Unitholders may be adversely affected. See " – Risks Inherent in Pembina's Business" below.

*Nature of Trust Units*

The Trust Units do not represent a traditional investment in the pipeline or energy infrastructure industry and should not be viewed by investors as shares in a pipeline or energy infrastructure company. Securities such as the Trust Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. Trust Units are dissimilar to debt instruments in that there is no principal amount owing to Unitholders. The Trust Units are not obligations of, or interests in, any person other than the Fund. The Fund's sole assets are investments in its operating subsidiaries. As holders of Trust Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions, and the Fund and its Unitholders may not be in a position to benefit from or utilize insolvency or restructuring legislation to the same extent as if the Fund were a corporation. The Fund's sole assets will be investments which a mutual fund trust is permitted to make pursuant to the Tax Act (currently being securities and notes issued by the Fund's operating subsidiaries) and related contractual rights. The market price per Trust Unit is a function of anticipated Distributable Cash of the Fund, the value of the assets acquired by Pembina and the ability to effect long-term growth in the value of the Fund, and in part, is sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of Pembina to acquire and maintain suitable pipeline and energy infrastructure assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

*Variability of Cash Distributions*

Distributions by the Fund to Unitholders may fluctuate. Although the Fund will distribute all of its Distributable Cash, there can be no assurance regarding the amounts thereof. The actual amount thereof will depend upon the underlying operations and business of the Fund's operating subsidiaries, including operating cash flow, general and administrative costs, debt service costs, taxes, capital expenditures, reclamation reserves, if any, and working capital requirements. Future cash flows generated by additional assets acquired by Pembina may not be similar to those generated by its existing assets and may not generate sufficient cash flows to allow the Fund to maintain consistent distributions to Unitholders over an extended period of time. Payments by Pembina's customers to Pembina, or from PPC to the Fund, may be delayed or reduced by restrictions imposed by lenders, disruptions in service or oilfield operations, or the ability of PPC to delay interest payments on the PPC Notes for up to twelve months in certain circumstances. Such factors may inhibit the Fund's ability to make monthly distributions of Distributable Cash to the Unitholders.

*Dependence Upon the Operations of PPC and Other Subsidiaries*

The Fund is, at present, entirely dependent upon the operations and assets of PPC and the Fund's other indirect wholly-owned operating subsidiaries through the Fund's ownership of the PPC Shares and of the PPC Notes. Accordingly, the ability to make distributions to the holders of Trust Units and to pay obligations under the

Convertible Debentures, including interest and principal, will be dependent upon the ability of PPC to pay interest on or principal of the PPC Notes or other debt instruments issued by PPC or other operating subsidiaries to the Fund and to declare and pay dividends or repay capital in respect of the PPC Shares. Such payments on the PPC Notes and any other debt instruments issued by PPC or other operating subsidiaries to the Fund are subordinated to the obligations under PPC's credit facilities and the Senior Notes. See "Description of PPC and Other Operating Subsidiaries – PPC Notes Issued to the Fund".

*Additional Financing and Capital Resources*

The timing and amount of capital expenditures of Pembina directly affects the amount of Distributable Cash that is paid by the Fund to Unitholders. Future acquisitions, expansions of Pembina's pipeline systems and other capital expenditures will be financed from sources such as cash generated from operations, sales of additional Trust Units or other securities of the Fund and borrowings. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made. There can be no assurance that sufficient capital will be available on terms acceptable to Pembina, or at all, to make additional investments, fund future expansions or make other required capital expenditures. To the extent that external sources of capital, including the issuance of additional Trust Units or other securities or the availability of additional credit facilities, becomes limited or unavailable, the ability of Pembina to make the necessary capital investments to maintain or expand its operations and to invest in assets, as the case may be, will be impaired. To the extent Pembina is required to use cash flow to finance capital expenditures or acquisitions, the level of Distributable Cash of the Fund will be reduced.

*Debt Service*

PPC is permitted to borrow funds to finance the purchase of pipeline and other energy infrastructure assets, to fund capital expenditures and other financial obligations or expenditures in respect of those assets and for working capital purposes. Amounts paid in respect of interest and principal on debt incurred in respect of those assets reduce the amount of cash paid, directly or indirectly, by PPC and the Fund's other operating subsidiaries to the Fund. See "Description of PPC and Other Operating Subsidiaries – Pembina Pipeline Corporation – PPC's Credit Facilities and Senior Notes". Variations in interest rates and scheduled principal repayments, if required under the terms of the credit facilities or Senior Notes, could result in significant changes in the amount required to be applied to debt service before payments of cash by PPC or other operating subsidiaries to the Fund, both of which could have detrimental effects on the amount of cash distributions paid by the Fund to Unitholders. Certain covenants contained in the agreements with PPC's lenders and Senior Noteholders may also limit such payments to the Fund. Although Pembina believes the existing credit facilities are sufficient for its immediate requirements, there can be no assurance that the amount will be adequate for the future financial obligations of Pembina or that additional funds will be able to be obtained.

The holders of the Secured Senior Notes have been provided with security over substantially all of the assets of Pembina, as well as certain guarantees and subordination agreements. The lenders under Pembina's unsecured credit facilities and other two classes of Senior Notes have also been provided with similar guarantees and subordination agreements. If Pembina becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, payments to all of the lenders will rank in priority to payments made by PPC to the Fund, and subsequent payments made by the Fund to Unitholders and holders of Convertible Debentures.

Payments by PPC to the Fund are prohibited during a default or event of default under the credit facilities or the Senior Notes. Distributions on the PPC Shares and payments on the PPC Notes, which are unsecured, are specifically subordinate to the credit facilities and the Senior Notes, which will restrict the ability of PPC to make such payments to the Fund, and therefore limit the Distributable Cash of the Fund that may be paid to Unitholders and holders of Convertible Debentures, during a default or event of default under any of the credit facilities or the Senior Notes.

PPC, on a consolidated basis, is also required to meet certain financial covenants under the credit facilities and the Senior Notes and is subject to customary restrictions on its operations and activities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.

PPC may manage the risk associated with fluctuations in interest rates by entering into interest rate swap transactions from time to time. See Note 15 to the Fund's audited consolidated financial statements for the year ended December 31, 2005. To the extent that PPC engages in such risk management activities, they will be subject to credit risks associated with counterparties with which they contract.

*Financial Leverage and Prior Ranking Indebtedness*

Current or future borrowings will increase the level of financial risk to Pembina and, to the extent that the interest rates are not fixed or that borrowings are refinanced at different rates, will increase the sensitivity of Distributable Cash to interest rate variations. The Trust Units are effectively subordinate to all other indebtedness of Pembina, including to any indebtedness to or claims of trade creditors of Pembina, except to the extent that the PPC Notes expressly rank at least *pari passu* with such other creditors. See "Description of PPC and Other Operating Subsidiaries – Pembina Pipeline Corporation – PPC Notes Issued to the Fund".

*Potential Sales of Additional Securities of the Fund and Dilution to Existing Unitholders*

The Fund may issue additional Trust Units, Convertible Debentures or other securities in the future to finance certain of Pembina's capital expenditure requirements, which may dilute a Unitholder's cash distributions per Trust Unit. The Declaration of Trust permits the Fund to issue an unlimited number of Trust Units or other securities of the Fund without the approval of Unitholders. The Unitholders will have no pre-emptive rights in connection with such additional issues. The responsibility of determining the price and the terms of issue of additional Trust Units or other securities of the Fund has been delegated to the Manager, subject to the supervision of the PPC Directors. See "Description of the Fund and the Trust Units – Declaration of Trust – Trust Units and Other Securities of the Fund".

*Market Value of Trust Units and Other Securities*

Pembina cannot predict at what price the Trust Units, Convertible Debentures or other securities issued by the Fund will trade in the future. Trust Units and other securities of the Fund will not necessarily trade at values determined solely by reference to the underlying value of Pembina's assets. One of the factors that may influence the market price of the Trust Units is the annual yield on the Trust Units. An increase in market interest rates may lead purchasers of Trust Units to demand a higher annual yield and this could adversely affect the market price of the Trust Units. In addition, the market price for the Trust Units may be affected by changes in general market conditions, fluctuations in the market for equity or debt securities and numerous other factors beyond the control of Pembina.

*Changes in Legislation*

There can be no assurance that income tax laws (including those under the Tax Act relating to the status of mutual fund trusts), regulatory and environmental laws or policies and government incentive programs relating to the pipeline or oil and natural gas industry, will not be changed in a manner which adversely affects the Fund or its Unitholders or other securityholders. Additionally, legislation may be implemented to limit the investment in income funds and royalty trusts by certain investors or to change the manner in which these entities are taxed. Tax authorities having jurisdiction over the Fund or the Unitholders may disagree with how Pembina calculates its income for tax purposes or could change administrative practices to Pembina's detriment or the detriment of its Unitholders.

*Investment Eligibility and Tax Issues*

Pembina will endeavour to ensure that the Trust Units and the Convertible Debentures continue to constitute "qualified investments" for trusts governed by Exempt Plans under the Tax Act. Although the Fund currently qualifies, and intends to continue to qualify, as a "mutual fund trust" under the Tax Act, if the Fund ceases to qualify as a "mutual fund trust", the Trust Units and Convertible Debentures will cease to be "qualified investments" for Exempt Plans. Where, at the end of any month, an Exempt Plan holds Trust Units that are not "qualified investments", the Exempt Plan must, in respect of the month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units and/or Convertible Debentures at the time the Trust Units and/or

Convertible Debentures were acquired by the Exempt Plan. The annuitant under an Exempt Plan could also be subject to penalty taxes in such a case. In addition, if the Fund ceases to qualify as a "mutual fund trust", the Fund will then be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Fund may have adverse income tax consequences for Unitholders and other securityholders of the Fund. One of the ways in which the Fund could potentially cease to qualify as a "mutual fund trust" would be if non-residents of Canada within the meaning of the Tax Act were to become the beneficial owners of a majority of the Trust Units. There can be no assurance that income tax laws and the treatment of mutual fund trusts will not be changed in a manner which may adversely affect Unitholders or holders of Convertible Debentures.

Although Pembina is of the view that all expenses to be claimed by the Fund, PPC and the Fund's other operating subsidiaries will be reasonable and deductible and that the cost amount and capital cost allowance claims of such entities' depreciable properties will have been correctly determined, there can be no assurance that the Canada Revenue Agency ("**CRA**") will agree. If the CRA successfully challenges the deductibility of any such expenses or the correctness of such cost amounts or capital cost allowance claims, the return to Unitholders may be adversely affected.

The Canadian Tax Act and the tax treaties between Canada and other countries may impose additional withholding or other taxes on the cash distributions or other property paid by the Fund to Unitholders who are not residents of Canada, and these taxes may change from time to time.

*Unitholder Limited Liability*

The Declaration of Trust provides that no Unitholder will be subject to any liability in connection with the Fund or its obligations and affairs or with respect to any act or omission of the Trustee or any other person, nor shall any Unitholder be liable to indemnify the Trustee or any other person with respect to such liabilities, and that only the Fund's assets shall be available to satisfy claims against the Fund. In the event that a court determines Unitholders are subject to any such liabilities, the judgement in respect of such liabilities will be enforceable only against, and will be satisfied only out of the Unitholder's share of the Fund's assets. The Declaration of Trust also provides that the Fund, the Trustee and the Manager shall use all reasonable efforts to ensure that all obligations or liabilities of the Fund contain a provision to the effect that neither the Unitholders nor the Trustee have any personal liability or obligations in respect thereof. Notwithstanding the terms of the Declaration of Trust, because of uncertainties in the law relating to investment trusts, Unitholders may not be protected from liabilities of the Fund to the same extent that a shareholder is protected from liabilities of a corporation.

Effective July 1, 2004 the *Income Trusts Liability Act* (Alberta) was proclaimed in force. The legislation creates a statutory limitation on the liability of unitholders of Alberta income trusts such as the Fund. The legislation provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation comes into effect. The legislation does not affect the liability of unitholders with respect to any act, default, obligation or liability that arose before July 1, 2004 and there is no assurance that such legislation will eliminate all risk of Unitholder liability.

In conducting its affairs, the Fund will assume certain existing contractual obligations and may have to do so in the future. Although Pembina will use reasonable efforts to have any contractual obligations modified so as not to have such obligations binding upon any of the Unitholders personally, it may not obtain such modification in all cases, or such modification may not operate to avoid Unitholder liability in all cases. To the extent that any claims under such contracts are not satisfied by the Fund, there is a risk that a Unitholder may be held personally liable for obligations of the Fund where the liability is not disavowed, as described above.

Personal liability may also arise in respect of claims against the Fund that do not arise under contract, including claims in tort, claims for taxes and possibly other statutory liabilities. Pembina intends to cause the activities of the Fund to be conducted, with the advice of counsel, in such a way and in such jurisdictions as to avoid, to the extent they deem practicable, any material risk of liability on the Unitholders for claims against the Fund. Most insurance policies will have exclusions for certain environmental or other liabilities.

Based on the foregoing and considering the nature of the Fund's activities, that it intends to comply with all environmental regulations relating to its assets and the insurance policies which it holds, the possibility of any

personal liability of this nature arising is considered remote, particularly where the beneficiaries are not controlling the day-to-day activities of the Fund and there is no direct contact between the beneficiaries of the Fund and parties who contract with the Fund, each of which conditions is satisfied in the case of the Fund and its Unitholders.

*Redemption Right*

It is anticipated that the redemption right will not be the primary mechanism for holders of Trust Units to liquidate their investment. Cash distributions are subject to limitations and there can be no assurance the Fund will be in a position to redeem Trust Units for cash when requested to do so. Any PPC Notes and PPC Shares which may be distributed *in specie* to holders of Trust Units in connection with a redemption will not be listed on any stock exchange and no market is expected to develop for PPC Notes and PPC Shares. Any PPC Notes which may be distributed may not be qualified investments for trusts governed by an Exempt Plan. PPC Shares which may be distributed may not be qualified investments for trusts governed by such Exempt Plans, depending on the law existing at the time of the distribution. In addition, there may be resale restrictions imposed by law upon the recipients of PPC Shares and PPC Notes pursuant to the redemption right. See "Description of the Fund and the Trust Units – Declaration of Trust – Redemption Right".

**Risks Inherent in Pembina's Business**

*Reserves Replacement and Demand for Crude Oil and NGLs*

Pembina's conventional pipeline tariff revenues are based upon a variety of tolling arrangements, including "deliver or pay" contracts, cost of service arrangements and market-based tolls. As a result, certain pipeline tariff revenues are heavily dependent upon throughput levels of crude oil, NGLs and condensate. Future throughput on Pembina's crude oil and NGLs pipelines and replacement of oil and gas reserves in the service areas will be dependent upon the success of producers operating in those areas in exploiting their existing reserve bases and exploring for and developing additional reserves. Without reserve additions, or expansion of the service areas, throughput on such pipelines will decline over time as reserves are depleted. In addition, as oil and gas reserves are depleted or if product prices for crude oil, condensate and NGLs decline, production costs may increase relative to the value of the remaining reserves in place, causing producers to shut-in production, seek out lower cost alternatives for transportation, or pressure Pembina to reduce the effective tariffs.

Over the long term, Pembina's business will depend, in part, on the level of demand for crude oil, condensate, NGLs and natural gas in the markets served by the crude oil and NGL pipelines in which Pembina has an interest. Pembina cannot predict the impact of future economic conditions on the energy and petrochemical industries which in turn would affect the demand for crude oil, condensate, NGLs and natural gas. Oil, NGLs and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as economic, political and other conditions in other oil and natural gas regions, all of which are beyond Pembina's control.

*Environmental Costs and Liabilities*

The operation of Pembina's pipeline systems and midstream assets are subject to Canadian federal and Alberta and British Columbia provincial laws and regulations relating to environmental protection and operational safety.

Although Pembina believes that the current operation of its pipeline systems and midstream assets is in compliance with all applicable environmental and safety regulations, risks of substantial costs and liabilities are inherent in oil and gas pipeline and midstream operations, and there can be no assurance that substantial costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws, regulations and enforcement policies thereunder, and claims for damages to persons or property resulting from Pembina's operations, could result in significant costs and liabilities to Pembina. If Pembina was not able to recover the resulting costs through insurance or increased tariffs, cash flow available to make cash distributions to Unitholders and to service obligations under the Convertible Debentures would be adversely affected.

While Pembina maintains insurance in respect of damage caused by seepage or pollution in an amount it considers prudent and in accordance with industry standards, certain provisions of such insurance may limit the availability thereof in respect of certain occurrences unless they are discovered within fixed time periods, which typically range from 72 hours to seven days. Although Pembina believes it has adequate leak detection systems in place to monitor a significant spill of product, if Pembina is unaware of a problem or is unable to locate the problem within the relevant time period, insurance coverage may not be available.

*Competition*

Pembina is subject to competition from other pipelines and midstream service providers in its service areas as well as other transporters of crude oil and NGLs. The introduction of competing transportation alternatives into Pembina's service areas could potentially have the impact of limiting Pembina's ability to adjust tolls as it may deem necessary. Additionally, potential pricing differentials on the components of NGLs may result in these components being transported by competing gas pipelines.

*Shipper Contracts*

As described above, throughput on certain of Pembina's pipelines (in particular, the AOSPL System and the proposed Horizon Pipeline) is or will be governed by transportation contracts with various producers of petroleum products. Any default by counterparties under such contracts or any expirations of such contracts without renewal or replacement may have an adverse effect on Pembina's business.

*Regulation*

Legislation in Alberta and British Columbia exists to ensure that producers have fair and reasonable opportunities to produce, process and market their reserves. In Alberta, the AEUB, and in British Columbia, the BCUC, may, on application and following a hearing (and in Alberta with the approval of the Lieutenant Governor in Council), declare the operator of a pipeline a common carrier of oil or natural gas and, as such, must not discriminate between producers who seek access to the pipeline. Producers and shippers may also apply to the regulatory authorities for a review of tariffs, and such tariffs may then be regulated if it is proven that the tariffs are not just and reasonable. Applications by producers to have a pipeline operator declared a common carrier are usually accompanied by an application to have the tariffs set by the regulatory authorities. The extent to which regulatory authorities in such instances can override existing transportation or processing contracts has not been fully decided. The potential for direct regulation of tolls, other than for the provincially regulated B.C. Pipelines, while considered remote by Pembina, could result in toll levels that are less advantageous to Pembina and could impair the economic operation of such regulated pipeline systems.

*Abandonment Costs*

Pembina is responsible for compliance with all applicable laws and regulations regarding the abandonment of its pipeline and other assets at the end of their economic life, and these abandonment costs may be substantial. The proceeds of the disposition of certain assets, including, in respect of certain pipeline systems, line fill, may be available to offset abandonment costs. However, it is not possible to predict abandonment costs since they will be a function of regulatory requirements at the time and the value of Pembina's assets, including line fill, may then be more or less than abandonment costs. Pembina may, in the future, determine it prudent or be required by applicable laws or regulations to establish and fund one or more reclamation funds to provide for payment of future abandonment costs. Such reserves could decrease cash flow available for distribution to Unitholders and to service obligations under the Convertible Debentures.

*Operational Hazards*

Pembina's operations are subject to the customary hazards of the pipeline transportation and oil and gas midstream business. The operations of Pembina's pipelines or midstream assets could be disrupted by natural disasters or other events beyond the control of Pembina. A casualty occurrence could result in the loss of equipment or life, as well as injury and property damage. Pembina carries insurance coverage with respect to some, but not all, casualty

occurrences in amounts customary for similar business operations, which coverage may not be sufficient to compensate for all casualty occurrences.

*Completion of the Horizon Project*

The Horizon Pipeline is currently in the pre-construction stage. There is a risk that the Horizon Pipeline will not be completed on time or on budget. There is also a risk that the Horizon Pipeline will not be completed if, prior to commencement of construction, the cost estimates exceed a specified percentage. Once construction has commenced, Canadian Natural is not entitled to terminate the agreements relating to the Horizon Pipeline. See "General Development of the Fund – Developments in 2005 – Oil Sands Infrastructure – Horizon Pipeline".

*Condensate Initiative*

Pembina is currently in preliminary negotiations with prospective shippers for construction of a transport service that, if constructed, would transport condensate from a marine terminal in Kitimat, British Columbia to Prince George, British Columbia, at which point the condensate can access Pembina's network of local, regional and inter-provincial pipelines to reach a range of markets. See "General Development of the Fund – Developments in 2005 – Conventional Pipeline – Condensate Initiative". This new project is in the very early developmental stage and it has not yet been determined to be a viable project. There can be no assurance that this project will proceed at all and if it does, its success will be dependent on many factors including gaining the support and approval of varied group of stakeholders and regulatory boards, as well as managing construction costs.

*Structural Integrity of the Storage Facility*

The operation of the Storage Facility is subject to risks related to the nature of the salt caverns that are used to store ethylene. The salt caverns are subject to additional dissolution of salt through the normal operation of the Storage Facility. Pathways have developed between two caverns, causing Dow Canada, as the operator of the Storage Facility, to treat the caverns as a single large cavern. When caverns are connected in this way, they must be taken out of service together when the caverns are submitted for re-certification with the AEUB or when the caverns reach the end of their useful life.

A deterioration in the integrity of the caverns could cause disruptions to the operations of the caverns and reduce the storage capacity of the Storage Facility for an extended period of time. This could have a negative effect on the revenues of the Storage LP, and therefore the Fund. In addition, the Storage LP may be required to make capital expenditures to ameliorate any such deterioration in excess of the obligations of Dow Canada and NOVA Chemicals to contribute to capital expenses under the Storage Agreement.

*Reliance on Facilities Connected to the Storage Facility; Force Majeure*

The Storage Facility is connected to the sources and end users of ethylene by facilities including NOVA Chemicals' ethylene delivery system and the Cochin Pipeline. The operations of the Storage Facility are closely integrated with the operations of the ethylene delivery system. Any major disruption affecting these related facilities as a result of mechanical problems or damage would make it considerably more difficult to transport ethylene to and from the Storage Facility. Although the terms of the Storage Agreement require the Storage Facility's customers to pay for the storage of ethylene whether capacity is used or not, Dow Canada and NOVA Chemicals are entitled to make reduced payments under the Storage Agreement if the Storage Facility is not able to inject or withdraw ethylene at specified minimum rates. The effect on the business of the Storage LP of a major disruption to these input/output facilities are difficult to predict. A major disruption or shutdown of these facilities may make the continued operation of the Storage Facility infeasible or uneconomic over the long term.

*Reliance on Dow Canada and NOVA Chemicals*

Dow Canada and NOVA Chemicals are the principal customers of the Storage LP, and together accounted for approximately 90% of the usage of the Storage Facility in 2004. Further, Dow Canada performs important functions for the Storage LP under an operating agreement and a facilities agreement, and NOVA Chemicals is the owner and

operator of the ethylene delivery system, whose operations are essential to the operations of the Storage Facility. If, for any reason, either of Dow Canada or NOVA Chemicals were not able to perform its obligations under the Storage Agreement or the other agreements with the Storage LP to which they are a party, the revenue and profits of the Storage LP and the ability of the Storage LP to operate the Storage Facility could be negatively affected.

*Regulations Affecting the Storage Facility*

The maintenance, operation and eventual abandonment of the Storage Facility is subject to compliance with all regulatory and environmental requirements applicable to it, in particular, those enforced or overseen by the AEUB and Alberta Environment. Currently, the statutory requirement for the frequency of review and certification of the caverns by the AEUB is once every eight years. However, Dow Canada, as the operator of the Storage Facility has voluntarily submitted each cavern for the review and certification process of the AEUB once every five years. Pembina believes that the current maintenance and operation of the Storage Facility is in compliance with all currently applicable regulatory requirements, including all environmental laws and regulations. However, increasingly stringent regulatory requirements in the future could result in significant costs, obligations or liabilities with respect to the maintenance and operation of the Storage Facility in the future. Existing laws and regulations may be revised or new laws and regulations may be enacted which could have a negative effect on the business of the Storage LP and the results of operations of the Storage LP. In addition, the Storage Facility may become subject to regulations imposed by additional or new regulatory agencies.

In addition to the negative effect of potential new regulations on the Storage Facility directly, the Storage LP could be negatively affected by regulations that curtail the operations of NOVA Chemicals' ethylene delivery system or other facilities connected to the Storage Facility. If the Storage Facility is not able to receive ethylene because of a shutdown of the ethylene delivery system resulting from regulatory action, such event would affect the ability of the Storage Facility to operate.

*Competition to the Storage Facility*

The Storage Facility is currently the sole large-scale underground facility for the storage of ethylene in Alberta. Given the importance of ethylene storage to the petrochemical industry in Alberta, competition with the Storage Facility may arise, either from the development of new ethylene storage facilities in Alberta or by the conversion of existing hydrocarbon or natural gas storage caverns to ethylene storage. New storage facilities may be developed either through the mining of underground storage caverns in existing salt deposits or through the construction of above-ground storage facilities. It takes approximately three to five years to develop a new storage cavern and in order for a new underground cavern to be competitive with the Storage Facility, it would be necessary to link the cavern to new or existing ethylene or ethylene derivative support infrastructure. Pembina is not aware of any other parties developing caverns for ethylene storage in Alberta at this time. Construction of above ground storage is expensive when compared to the cost of developing underground storage and the risks to public health, safety and the environment are also higher with above ground storage. While an underground storage cavern that is currently used for NGLs could be converted into an ethylene storage facility within a few months, a link to existing petrochemical support infrastructure is required. The development of a competing ethylene storage facility could have a negative effect on the revenues and profitability of the Storage LP over the long term.

*Midstream Business – Commercial Operations*

Pembina's midstream commercial operations includes product storage terminalling and hub services. These activities expose Pembina to certain risks including:

- failure of counterparties and partners to perform their obligations under the contracted arrangements;
- revenue from the activities is less certain as compared to Pembina's pipeline operations and may vary month to month depending upon differences in petroleum product prices; and
- a small percentage of this revenue has a commodity risk factor.

*Kyoto Protocol*

In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which will require participating countries, upon ratification, to reduce their emissions of carbon dioxide and other greenhouse gases. Canada ratified the Kyoto Protocol in late 2002. Although the Canadian federal government has not released details of any implementation plan, it has stated that it intends to limit the emission reduction targets for the industry and the cost of emission credits, which could result in increased capital expenditures and operating costs for Canadian producers, leading to a decrease in production and a resulting decrease in throughputs on Pembina's pipeline systems and adversely impacting Pembina's midstream operations. There can be no assurance that the implementation of the Kyoto Protocol will not have an adverse effect on Pembina's business.

*Reliance on Management*

Unitholders and other securityholders of the Fund or Pembina are dependent on the Manager, senior management of PPC and the PPC Directors in respect of the governance, administration and management of all matters relating to Pembina and its operations and administration. The loss of the services of key individuals or termination of the Management Agreement or the Administration Agreement could have a detrimental effect on Pembina.

*Potential Conflicts of Interest*

Unitholders are dependent upon the Manager, senior management of PPC and the PPC Directors for the governance and administration of the Fund and the management of Pembina. Additionally, certain directors and officers of PPC and the Manager may be directors or officers of entities in competition to Pembina, and each of the executive officers of PPC (including Robert B. Michaleski, who is also a director of PPC) are shareholders, directors and officers of the Manager. As such, these directors or officers of PPC may encounter conflicts of interest in the administration of their duties with respect to Pembina.

## DISTRIBUTIONS TO UNITHOLDERS

### Monthly Cash Distributions

Unitholders of record on each Record Date (currently being the last business day of each month) are entitled to receive monthly cash distributions of Distributable Cash of the Fund which will be paid on the 15th day of the following month.

Distributable Cash of the Fund is sourced from the net cash flow realized from its ownership, through its operating subsidiaries, of pipeline and energy-related infrastructure assets. The actual amount of Distributable Cash of the Fund depends on the results of operations of its subsidiaries including, among other things (i) operating cash flow, (ii) general and administrative expenses of the Fund and its subsidiaries, (iii) capital expenditures, (iv) the level of any cash reserves and reclamation reserves, (v) the amount of debt repayment and service costs, and (vi) working capital requirements. Payments from the Fund's operating subsidiaries to the Fund, and the subsequent cash distributions paid to Unitholders, are subject to restrictions on payment in certain circumstances, as such payments are generally subordinate to debt obligations owed to third parties by the Fund's subsidiaries. See "Risk Factors – Risks Relating to the Fund's Securities – Variability of Cash Distributions", "Risk Factors – Risks Relating to the Fund's Securities – Debt Service" and "Description of the Fund and the Trust Units – Declaration of Trust – Cash Distributions".

The after-tax return from an investment in the Fund's Trust Units to Unitholders subject to Canadian income tax can be made up of both a return on and a return of capital. That composition may change over time, thus affecting an investor's after-tax return. Returns on capital are generally taxed as ordinary income in the hands of a Unitholder. Returns of capital are generally tax-deferred (and reduce the holder's cost base in the Trust Units for tax purposes).

An investment in the Trust Units is subject to a number of risks that should be considered by an investor. The market value of the Trust Units may deteriorate if the Fund is unable to meet its cash distribution targets in the future, and that deterioration may be material. See "Risk Factors".

### Historical Cash Distributions

The Fund has paid or declared payable the following cash distributions to Unitholders in the past three fiscal years. The historical distribution payments described below may not be reflective of future distribution payments. The actual amount of Distributable Cash of the Fund that is distributed to Unitholders is determined by management and the directors of PPC, taking into account the prevailing circumstances at the relevant time, including current and anticipated operating cash flow, debt repayments and capital expenditure and working capital requirements.

| Month of Payment Date | Cash Distribution Per Trust Unit | | |
|---|---|---|---|
| | **2005** | **2004** | **2003** |
| January | $0.0875 | $0.0875 | $0.0875 |
| February | $0.0875 | $0.0875 | $0.0875 |
| March | $0.0875 | $0.0875 | $0.0875 |
| April | $0.0875 | $0.0875 | $0.0875 |
| May | $0.0875 | $0.0875 | $0.0875 |
| June | $0.0875 | $0.0875 | $0.0875 |
| July | $0.0875 | $0.0875 | $0.0875 |
| August | $0.0875 | $0.0875 | $0.0875 |
| September | $0.0875 | $0.0875 | $0.0875 |
| October | $0.0875 | $0.0875 | $0.0875 |
| November | $0.0875 | $0.0875 | $0.0875 |
| December | $0.0875 | $0.0875 | $0.0875 |
| **Total** | **$1.0500** | **$1.0500** | **$1.0500** |

In each of January, February and March of 2006, a distribution of $0.095 per Trust Unit was paid or declared payable to Unitholders.

Since inception, the Fund has paid the following aggregate cash distributions to Unitholders, with a breakdown of the taxable and non-taxable portions for each year. The non-taxable return of capital to the Unitholder reduces the adjusted cost base of the Unitholder's Trust Units.

| | Interest Income (Per Trust Unit) | Non-taxable Return of Capital (Per Trust Unit) | Total Distribution (Per Trust Unit) |
|---|---|---|---|
| 1997(1) | $0.0992 | $0.0408 | $0.14 |
| 1998 | $0.6189 | $0.3311 | $0.95 |
| 1999 | $0.7830 | $0.1670 | $0.95 |
| 2000 | $0.7702 | $0.1898 | $0.96 |
| 2001 | $0.9007 | $0.1493 | $1.05 |
| 2002 | $0.8932 | $0.1568 | $1.05 |
| 2003 | $0.9707 | $0.0793 | $1.05 |
| 2004 | $1.03788 | $0.01212 | $1.05 |
| 2005 | $0.88848 | $0.16152 | $1.05 |

**Note:**
(1) From October 24, 1997 to December 31, 1997.

## MARKET FOR SECURITIES

The outstanding Trust Units of the Fund are listed and posted for trading on the TSX under the symbol "PIF.UN". The following table sets forth certain trading information for the Trust Units on the TSX in 2005.

| Month | High | Low | Close | Volume |
|---|---|---|---|---|
| January | $13.95 | $12.94 | $13.87 | 2,968,991 |
| February | $14.35 | $13.87 | $14.09 | 4,669,435 |
| March | $14.95 | $12.58 | $13.18 | 4,544,926 |
| April | $13.94 | $13.02 | $13.50 | 3,048,699 |
| May | $14.23 | $13.37 | $13.86 | 3,536,501 |
| June | $14.10 | $13.50 | $13.90 | 3,492,299 |
| July | $14.83 | $13.88 | $14.01 | 4,641,442 |
| August | $15.85 | $13.98 | $15.56 | 9,061,704 |
| September | $15.80 | $13.60 | $15.40 | 5,353,029 |
| October | $15.63 | $12.91 | $14.36 | 5,682,655 |
| November | $16.49 | $13.87 | $15.70 | 4,810,164 |
| December | $17.03 | $15.50 | $15.95 | 5,485,259 |

The outstanding 8.25% Convertible Debentures of the Fund are listed and posted for trading on the TSX under the symbol "PIF.DB". The 8.25% Convertible Debentures mature March 31, 2006 and will be delisted from trading on the TSX on that date. The following table sets forth certain trading information for the 8.25% Convertible Debentures on the TSX in 2005.

| Month | High | Low | Close | Volume |
|---|---|---|---|---|
| January | $155.00 | $144.50 | $154.00 | 6,460 |
| February | $155.90 | $154.00 | $155.90 | 3,610 |
| March | $161.58 | $145.00 | $145.00 | 950 |
| April | $152.50 | $145.00 | $149.23 | 2,470 |
| May | $156.00 | $146.51 | $146.51 | 2,550 |
| June | $154.65 | $146.88 | $154.65 | 870 |
| July | $161.84 | $154.65 | $158.00 | 930 |
| August | $175.00 | $116.01 | $175.00 | 2,080 |
| September | $177.00 | $165.60 | $171.00 | 3,410 |
| October | $155.00 | $155.00 | $155.00 | 280 |
| November | $175.50 | $150.00 | $175.00 | 1,020 |
| December | $184.88 | $171.00 | $172.21 | 1,960 |

The outstanding 7.50% Convertible Debentures of the Fund are listed and posted for trading on the TSX under the symbol "PIF.DB.A". The following table sets forth certain trading information for the 7.50% Convertible Debentures on the TSX in 2005.

| Month | High | Low | Close | Volume |
|---|---|---|---|---|
| January | $132.00 | $125.00 | $130.00 | 9,350 |
| February | $136.00 | $115.03 | $130.00 | 5,390 |
| March | $139.10 | $116.67 | $124.00 | 7,410 |
| April | $132.00 | $118.00 | $127.01 | 2,740 |
| May | $133.00 | $126.06 | $133.00 | 1,850 |
| June | $133.22 | $129.06 | $133.00 | 4,510 |
| July | $140.00 | $130.78 | $134.00 | 2,590 |
| August | $149.00 | $130.00 | $147.61 | 6,110 |
| September | $149.64 | $136.35 | $146.50 | 7,790 |
| October | $146.18 | $126.14 | $134.61 | 6,090 |
| November | $150.50 | $132.46 | $148.69 | 4,130 |
| December | $160.62 | $148.21 | $151.50 | 7,100 |

The outstanding 7.35% Convertible Debentures of the Fund are listed and posted for trading on the TSX under the symbol "PIF.DB.B". The following table sets forth certain trading information for the 7.35% Convertible Debentures on the TSX in 2005.

| Month | High | Low | Close | Volume |
|---|---|---|---|---|
| January | $112.50 | $106.30 | $111.49 | 24,560 |
| February | $114.50 | $109.12 | $111.24 | 110,740 |
| March | $117.00 | $104.00 | $109.00 | 89,420 |
| April | $112.11 | $108.00 | $108.15 | 25,700 |
| May | $113.00 | $106.51 | $111.05 | 35,560 |
| June | $112.50 | $109.52 | $111.85 | 24,040 |
| July | $118.99 | $111.75 | $112.50 | 39,570 |
| August | $125.98 | $112.11 | $124.45 | 76,325 |
| September | $126.00 | $110.39 | $123.31 | 166,790 |
| October | $124.59 | $105.00 | $115.50 | 79,070 |
| November | $130.00 | $111.43 | $126.50 | 79,230 |
| December | $136.00 | $124.01 | $127.35 | 97,070 |

Additionally, in July 2002, PPC issued, on a private placement basis, $100 million in Secured Senior Notes due 2017, and in June 2004, PPC issued, on a private placement basis, $175 million in Unsecured Senior Notes due 2014 and $75 million in Floating Rate Senior Notes due 2009. The Senior Notes are not publicly traded. See Note 6 to the Fund's audited consolidated financial statements for the year ended December 31, 2005 for additional information regarding the Senior Notes.

## MANAGEMENT AND GOVERNANCE OF THE FUND

**Directors of PPC**

The following table sets out the name and residence for each director of PPC as of the date of this Annual Information Form, the date on which they were appointed as a director of PPC (or as a trustee of the Fund prior to an internal reorganization in which the directors of PPC replaced a board of trustees of the Fund as the entity responsible for the governance of the Fund) and their principal occupations during the past five years.

| Name and Residence | Date Appointed | Principal Occupation During the Past Five Years |
|---|---|---|
| David A. Bissett[(2)]<br>Calgary, Alberta, Canada | May 3, 2001 | Independent businessman |
| Lorne B. Gordon[(1)(2)(3)]<br>Calgary, Alberta, Canada | October 24, 1997 | Vice Chairman of Coril Holdings Ltd. (a private investment and holding company) |
| Myron F. Kanik[(3)]<br>Calgary, Alberta, Canada | October 24, 1997 | Independent businessman |
| David N. Kitchen[(2)(3)(4)]<br>Calgary, Alberta, Canada | April 30, 1999 | Independent businessman |
| Robert B. Michaleski<br>Calgary, Alberta, Canada | January 4, 2000 | President and Chief Executive Officer of PPC |
| Robert F. Taylor[(4)]<br>Calgary, Alberta, Canada | October 24, 1997 | Independent businessman |

**Notes:**
(1) Chairman of the Board.
(2) Member of Audit Committee.
(3) Member of Human Resources and Compensation Committee.
(4) Member of the Health, Safety and Environment Committee.

Unitholders elect the directors of PPC at each annual meeting of the Fund's Unitholders. The directors of PPC serve until the next annual meeting of the Fund's Unitholders or until their successors are duly elected or appointed. Mr. Michaleski is the only executive officer of PPC who serves on PPC's board of directors.

The board of directors of PPC has three committees, being the Audit Committee, the Health, Safety and Environment Committee and the Human Resources and Compensation Committee, each of which are made up of independent directors with no relationship to management. Additional information regarding the responsibilities of these committees is contained under the heading "Statement of Corporate Governance Practices" in the Fund's information circular dated March 2, 2006 for its 2006 annual general and special meeting of Unitholders, and under the heading "Corporate Governance" on pages 10 and 11 of the Fund's 2005 Annual Report.

**Executive Officers of PPC and the Manager**

The following table sets out the name, residence and office held with PPC and the Manager for each executive officer of PPC and the Manager, as well as their principal occupations during the past five years.

| Name and Residence | Office with PPC and the Manager | Principal Occupation During the Past Five Years |
|---|---|---|
| Robert B. Michaleski<br>Calgary, Alberta, Canada | President and Chief Executive Officer | President and Chief Executive Officer of PPC |
| Michael H. Dilger<br>Calgary, Alberta, Canada | Vice President, Business Development | Vice President, Business Development since March 2005; prior thereto President, Venturi Energy in 2004 and Vice President, Vista Midstream since 1999 |
| S. Bruce Harris<br>Calgary, Alberta, Canada | Vice President, Operations | Vice President, Operations of PPC since December 1, 2003; prior thereto, Manager of Pipeline Operations of PPC |
| Peter D. Robertson<br>Calgary, Alberta, Canada | Vice President, Finance and Chief Financial Officer | Vice President, Finance and Chief Financial Officer of PPC |
| D. James Watkinson, Q.C.<br>Calgary, Alberta, Canada | Vice President, General Counsel and Secretary | Vice President, General Counsel and Secretary of PPC |

As at December 31, 2005, the directors of PPC and executive officers of PPC and the Manager beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 852,972 Trust Units, representing 0.7% of the then outstanding Trust Units of the Fund.

**Conflict of Interest**

The directors and executive officers named above may be directors or officers of issuers which are in competition to the Fund. Additionally, each of the executive officers named above (including Robert B. Michaleski, who is also a director of PPC) are shareholders, directors and officers of the Manager. As such, these directors or officers of PPC may encounter conflicts of interest in the administration of their duties with respect to the Fund. See "Risk Factors – Risks Inherent in Pembina's Business – Potential Conflicts of Interest" and see " – Management Agreement" below.

**Administration Agreement**

Computershare Trust Company of Canada is the Trustee of the Fund. The Trustee has the responsibility to, among other things, supervise the activities and manage the investments and affairs of the Fund, hold title to the assets of the Fund, provide timely reports to Unitholders, effect payment of distributions to Unitholders and vote the Fund's ownership in the PPC Shares in a manner which is in the best interests of the Fund and its Unitholders, generally subject to the direction of the Unitholders. Pursuant to the Administration Agreement, the Trustee has delegated the administration of the general and administrative affairs of the Fund to the Manager, including the administration of the general responsibilities listed above, subject to the supervision of the PPC Directors and the Trustee. See "Description of the Fund and the Trust Units – Declaration of Trust – Delegation by the Trustee to PPC and the Manager". In consideration for providing these services, the Manager receives an annual fee of $20,000, plus reimbursement of all expenses incurred by the Manager in connection with such services. The Administration Agreement has an indefinite term, but may be terminated by either party on 90 days' written notice, or immediately in the event of termination of the Management Agreement, winding-up of the Fund, the insolvency or receivership of the Manager, a change of control of the Manager (other than a change of control to which the Fund consents) or default by the Manager in the performance of a material obligation which is not remedied within 30 days.

**Management Agreement**

Pursuant to the Management Agreement between PPC and the Manager, the Manager has agreed to provide managerial services to PPC in respect of the business and operations of PPC and its affiliates. The executive officers of the Manager are the same persons that are the executive officers of PPC. The services provided by the Manager include, among other things, advice and consultation concerning business planning, support, guidance and policy making and general management services. Specific functions performed by the Manager include: (i) accounting and financial services; (ii) assisting in the preparation of financial statements and other financial reports and assisting with tax matters; (iii) negotiating and communicating with third parties with respect to pipeline transportation agreements, other material contracts and other matters; (iv) arranging external professional or non-professional services; (v) assisting in providing human resources and staffing services; and (vi) advising on major acquisitions and expansions and sales of subsidiaries and/or businesses.

As compensation for its services, the Manager presently receives: (i) a management fee equal to 0.9825% of the aggregate cash distributions paid to Unitholders; (ii) an acquisition fee of 0.655% of the purchase price of any material pipeline asset or similar facility acquired by PPC or its affiliates; and (iii) a disposition fee of 0.49125% of the sale price of any material pipeline asset or similar facility sold by PPC or its affiliates. In cases of property exchanges or swaps, the Manager receives the applicable acquisition fee up to the purchase price of any pipeline or facility acquired and will receive the applicable disposition fee to the extent the value of the pipeline or facility being disposed of exceeds the purchase price. In addition, as an incentive for the Manager to enhance the overall profitability of the Fund and the cash distributions paid to Unitholders, the Manager is entitled to earn an annual incentive fee calculated as a percentage of the per Trust Unit cash distributions by the Fund. The Manager will receive an incentive fee of 4.9125% of cash distributions equal to or in excess of $1.05 per Trust Unit annually but less than $1.09 per Trust Unit annually, 6.55% of cash distributions equal to or in excess of $1.09 per Trust Unit annually but less than $1.19 per Trust Unit annually and 7.86% of cash distributions equal to or in excess of $1.19 per Trust Unit annually. The Manager is also to be reimbursed for the direct costs and expenses incurred by the Manager in providing the services under the Management Agreement. For the financial year ended December 31, 2005, total compensation paid by PPC and its affiliates to the Manager pursuant to the Management Agreement was $1,165,338, consisting of $1,112,244 of management fees and $53,094 of distribution-based incentive fees. No acquisition fees were paid to the Manager and the Manager was not reimbursed for any expenses during this period.

On October 24, 2004, the Management Agreement was automatically renewed for a five year term expiring October 24, 2009, and the Management Agreement will automatically continue in effect for successive five-year terms unless it is otherwise terminated as provided in the Management Agreement. PPC is entitled to terminate the Management Agreement at any time on 180 days' prior written notice to the Manager and in such case, the Manager is entitled to a termination fee, payable by PPC, equal to the aggregate of the base management fees (which for greater certainty do not include any acquisition, disposition or incentive fees) paid for the past four calendar quarters and the base management fees estimated to be paid for the next four calendar quarters. The Manager is also entitled, on 30 days' written notice, to terminate the Management Agreement within 12 months of a change of control of the Fund or a sale of a majority of its assets and in such case, will be entitled to a termination fee, payable by PPC, equal to the aggregate of the base management fees paid for the past four calendar quarters and the base management fees estimated to be paid for the next four calendar quarters. PPC or the Manager may also terminate the Management Agreement in the event of insolvency or receivership of the other party or in the case of default by the other party in a material obligation under the Management Agreement which is not remedied within 60 days after notice is given of such default, in which cases no termination fees are payable. The Manager will be entitled to terminate the Management Agreement at any time on 180 days' prior written notice to PPC without any entitlement to a termination fee.

The Manager's common shares are, and in the future will be, held by the executive officers of PPC. Upon a holder of the Manager's common shares ceasing to be employed by PPC, PPC will have the option to purchase such holder's shares at a price equal to 2.5 times that holder's annualized share of the management fees (other than the acquisition, disposition or incentive fees) received by the Manager in the twelve calendar months immediately preceding the exercise of the purchase option. However, if an executive/shareholder's employment with PPC is terminated for cause, the entire option price is forfeited to PPC. If the executive/shareholder's employment is terminated without the approval and acquiescence of the PPC Directors, 40% of the option price will be paid to the executive and 60% of the option price is forfeited to PPC. If PPC acquires such shares, the shares will be

surrendered for cancellation and the fees payable to the Manager will be reduced in the proportion that the number of outstanding shares of the Manager have been reduced. If PPC subsequently requests that the Manager employ a person to replace the former shareholder, the Manager must do so and issue, at a nominal price, new shares in the capital of the Manager as PPC may request. The number of such newly-issued shares shall not exceed the aggregate number of Manager shares cancelled over time, and the fees payable to the Manager by PPC will be readjusted, provided that those fees shall not exceed the fees currently payable under the Management Agreement.

The Manager is not required to devote its personnel and resources exclusively to or solely for the benefit of Pembina and may become engaged in business activities other than those which directly compete with Pembina's business activities. However, these provisions in no way reduce or waive any of the Manager's duties and obligations under the Management Agreement, and in providing its services to Pembina under the Management Agreement, the Manager must exercise the degree of care, diligence and skill that a reasonably prudent advisor or manager having responsibility for the management of a similar business would exercise in comparable circumstances. If the interests of the Manager come into conflict with those of Pembina (or *vice versa*), the party in conflict must give written notice to the other party setting forth the reason for the conflict and, if the conflict is in respect of matter that is required to be dealt with by the PPC Directors, any PPC Director who is affiliated with the Manager is not entitled to vote in respect of the matter. Any such matter is to be resolved by the Manager and Pembina in good faith and on a basis consistent with the business objectives and financial resources of each group of interested parties and the totality of the relationship between those parties.

**Governance Agreement**

The Governance Agreement sets forth certain provisions regarding the governance of PPC and its sole shareholder, the Fund. The articles of amalgamation of PPC provide that the number of directors is fixed at a minimum of five and a maximum of nine. Based on an ordinary resolution passed at an annual general meeting of Unitholders, the Trustee shall vote the PPC Shares to appoint the directors of PPC, provided that the directors may, between such meetings appoint one or more additional directors to serve until the next annual meeting, provided that the number of additional directors shall not exceed one-third of the number of directors who hold office at the expiration of the last annual meeting. The Governance Agreement will remain in force for as long as the Management Agreement remains in force. The Governance Agreement also provides that, as long as the Fund owns at least 25% of the PPC Shares, it is entitled to control 100% of the votes associated with the PPC Shares.

## AUDIT COMMITTEE INFORMATION

**The Audit Committee's Charter**

The Audit Committee Charter is set forth below:

*Objectives*

The objectives of the Audit Committee are:

(a) to assist the directors to discharge their duties and responsibilities, in particular, accountability;

(b) to provide better communication between directors and the external auditor;

(c) to enhance the external auditor's independence;

(d) to ensure the credibility and objectivity of financial reports; and

(e) to strengthen the role of the directors, in particular, the "independent" directors, by facilitating in-depth discussions between the Audit Committee, management and the external auditor.

*Constitution*

(a) The Audit Committee shall be composed of a minimum of three directors, each of whom shall be outside directors, i.e., directors who are not officers or employees of PPC or the Manager, and be financially literate.

(b) The members of the Audit Committee shall be appointed or reappointed at the meeting of the Board of Directors following each annual meeting of the shareholders of PPC. Each member of the Audit Committee shall continue to be a member thereof until his or her successor is appointed, unless he or she resigns or is removed by the Board of Directors or otherwise ceases to be a director of PPC. Where a vacancy occurs at any time in the membership of the Audit Committee, it may be filled by the Board of Directors and shall be filled by the Board of Directors if the membership of the Audit Committee is less than three directors as a result of the vacancy.

(c) The members of the Audit Committee shall appoint a chairman from amongst their number. If the chairman of the Audit Committee is not present at any meeting of the Committee, the chairman of the meeting shall be chosen by the Committee from among the members present. The chairman presiding at any meeting of the Committee shall not have a casting vote in case of deadlock. The Committee shall also appoint a Secretary who need not be a director of PPC.

*Meetings and Minutes*

(a) The time and place of meetings of the Audit Committee and the procedures at such meetings shall be determined from time to time with the members thereof, provided that the Committee shall meet once per year, at the time the annual consolidated financial statements of PPC have been reviewed by PPC's external auditors.

(b) A quorum for meetings of the Audit Committee is a majority of the members of the Committee.

(c) The rules for notice of, conducting and adjourning meetings of the Audit Committee shall be the same as those which govern the Board of Directors as a whole.

(d) The external auditor shall be entitled to attend each meeting of the Audit Committee at the expense of the Fund/PPC.

(e) Subject to (d) above, the Audit Committee shall, at all times, have the right to determine who shall and shall not be present at any part of the meetings of the Committee.

(f) All deliberations, recommendations, and decisions of the Audit Committee shall be recorded by the Secretary in the minutes of the meeting of the Committee. A verbal report on such meeting shall be made by the chairman of the Audit Committee to the Board of Directors at the next Board meeting, and the minutes of the Audit Committee meeting shall be circulated to the Committee and the Board as soon as practicable and, preferably, prior to the next following Committee and Board meetings, respectively.

*Scope, Duties and Responsibilities*

The Audit Committee has the authority to investigate any activity of the Fund or PPC or its subsidiaries. The Audit Committee may retain persons having special expertise to assist it in fulfilling its responsibilities and set and pay the compensation for any advisors employed. The Audit Committee has the following advisory functions, duties and responsibilities:

(a) ensure PPC and the Fund have implemented appropriate systems to identify, monitor and mitigate significant business risks;

(b) ensure PPC has implemented appropriate systems of internal control to ensure compliance with legal, ethical and regulatory requirements and that these systems are operating effectively;

(c) ensure PPC has implemented appropriate systems of internal control to ensure compliance with its policies and procedures and that these systems are operating effectively;

(d) review any financial forecasts or budgets of PPC, or of the Fund as they relate to the operations of PPC, which are disclosed in any public document;

(e) meet separately with the external auditors and management to discuss PPC's and the Fund's financial statements and any issues arising there from;

(f) review PPC's and the Fund's accounting policies and consider whether they are different from those followed by others in the same industry;

(g) review the Fund's interim and annual consolidated financial statements, management's discussion and analysis and earnings press releases before they are publicly disclosed and ensure they are fairly presented in all material respects in accordance with generally accepted accounting principles and ensure the selection of accounting policies is appropriate. The annual consolidated financial statements of the Fund should be approved by the Board of Directors of PPC;

(h) review PPC's annual consolidated financial statements, and ensure they are fairly presented in all material respects in accordance with generally accepted accounting principles and ensure the selection of accounting policies is appropriate. The annual consolidated financial statements of PPC should be approved by the Board of Directors of PPC;

(i) pre-approve all non-audit services to be provided to the Fund, PPC or its subsidiary entities by its external auditors;

(j) be satisfied that adequate procedures are in place for the review of the disclosure of financial information extracted or derived from the financial statements;

(k) establish procedures for the receipt, retention and treatment of complaints regarding authority, internal accounting controls or auditing matters and establish procedures for the confidential,

anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

(l) review and approve hiring policies regarding employees and former employees of the present and former external auditors;

(m) ensure the external audit function has been effectively carried out, including addressing any problem or restrictions encountered by the external auditor with management, and that any matter that the external auditors wish to bring to the attention of the Board of Directors has been given adequate attention;

(n) review the quality of service and performance of the external auditor and recommend annually the reappointment or appointment of an external auditor and the terms of the external auditor's engagement, including the audit fees;

(o) receive and review reports from the corporate Pension Committee of PPC and approve changes subject to Unitholder or Board of Director approval, where appropriate, with respect to risk management of pension assets and liabilities, actuarial valuations as required by statute, the Statement of Investment Policy and Procedures (SIPP), funding policy and fund performance for the pension plans;

(p) in cooperation with the Human Resources and Compensation Committee, at least annually, report on the status of the pension plans to the Board; and

(q) to inquire into any other matters referred to by the Board of Directors.

**Composition of the Audit Committee**

The Fund's Audit Committee is comprised of David A. Bissett as Chairman, Lorne B. Gordon and David N. Kitchen, each of whom is independent and financially literate within the meaning of the Multilateral Instrument 52-110 – *Audit Committees* of the Canadian Securities Administrators. Set forth below are additional details regarding each member of the Audit Committee.

***David A. Bissett***

David A. Bissett is the Chairman of the Audit Committee. Mr. Bissett has no direct or indirect material relationship with Pembina and is therefore able to exercise independent judgment in his role on the Committee. Mr. Bissett is the Founder of Bissett and Associates Investment Management Ltd., previously acted as a Vice President, Investments of a national life insurance company and has previous experience managing the western operations for a major investment manager. This experience, coupled with his education as a Chartered Financial Analyst charterholder and experience and education as a lawyer, provide him with the skill set and financial literacy required to carry out his duties as a member of the Audit Committee.

***Lorne B. Gordon***

Lorne B. Gordon acts as the Chairman of the Board of Directors as well as a member of the Audit Committee. He is independent of Pembina in that he has no direct or indirect material relationship with Pembina. Mr. Gordon received his Chartered Accountant designation in 1971, and has extensive knowledge through his years of work experience in the finance and accounting aspect of businesses. His past experience includes the Chairman and Director of the Canadian Energy Research Institute, Chairman of the Canadian Petroleum Association, and Founding member of the Board of Governors of the Canadian Association of Petroleum Producers. He is currently a Director of Loram Maintenance of Way, Mancal Corporation, Mancal Energy and Mancal Coal. His education and work history illustrate that he is financially literate and has the skills to manage the level and complexity of the accounting issues dealt with by the Audit Committee.

*David N. Kitchen*

David N. Kitchen has been a director of PPC since April 1999. He is independent of Pembina as he has no direct or indirect material relationship with Pembina. Mr. Kitchen has an Honours Degree in Political Science and Economics from the University of Toronto and is a graduate of the Executive Program in Business from Columbia University. His education and work history, which includes being Senior Vice-President and General Manager, Alberta and Northwest Territories with the Royal Bank of Canada and Senior Vice-President, Global Energy of the Royal Bank, indicates his financial literacy and competency to work with the issues handled by the Audit Committee.

All members of the Audit Committee possess the work experience and education necessary to understand the accounting principles used by Pembina to prepare financial statements, the ability to assess the general application of such accounting principals, and the ability to analyze and evaluate financial statements of the Fund.

**External Auditor Service Fees**

The following table sets out the fees paid to the external auditor in each of the last two financial years for services provided to Pembina:

| Year | Audit Fees(1) | Audit-Related Fees(2) | Tax Fees(3) | All Other Fees(4) |
|---|---|---|---|---|
| 2005 | $250,000 | $50,000 | $28,000 | $nil |
| 2004 | $225,000 | $40,000 | $68,000 | $10,000 |

**Notes:**

(1) Audit fees were for professional services rendered by KPMG LLP for the audit of the Fund's annual financial statements and reviews of the Fund's quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees are for assurance and related services reasonably related to the performance of the audit or review of the Fund's financial statements and not reported under "Audit fees" above.

(3) Tax fees were for tax compliance, tax advice and tax planning. The fees were for services performed by the Fund's auditors' tax division except those tax services related to the audit.

(4) All other fees are fees for products and services provided by the Fund's auditors other than those described as "Audit fees", "Audit-related fees" and "Tax fees".

## LEGAL PROCEEDINGS

Pembina is not aware of any material legal proceedings against it nor are any such proceedings known by Pembina to be contemplated.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of PPC, none of the directors or executive officers of PPC, and no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the Trust Units, and no associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any material transaction with Pembina since January 1, 2003 or in any proposed transaction that would materially affect Pembina, except as set forth below. The executive officers of PPC (including Robert B. Michaleski, who is also a director of PPC) are also shareholders, directors and officers of the Manager, which receives payment of fees for managing the business and affairs of the Fund and its subsidiaries pursuant to the Management Agreement. In 2005, total compensation paid to the Manager pursuant to the Management Agreement was $1,165,338, consisting of $1,112,244 of management fees and $53,095 of distribution-based incentive fees. No acquisition fees were paid to the Manager and the Manager was not reimbursed for any expenses during this period. See "Management and Governance of the Fund – Management Agreement".

## MATERIAL CONTRACTS

Set out below are the contracts material to the Fund and its subsidiaries that are currently in effect, other than contracts entered into in the ordinary course of business:

1. the Declaration of Trust (see "Description of the Fund and the Trust Units – Declaration of Trust");

2. the Administration Agreement (see "Management and Governance of the Fund – Administration Agreement"); and

3. the Governance Agreement (see "Management and Governance of the Fund – Governance Agreement").

Copies of the above contracts are filed on the Fund's SEDAR profile at www.sedar.com.

## REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Trust Units and each outstanding series of Convertible Debentures is Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario.

## INTERESTS OF EXPERTS

The auditors of the Fund are KPMG LLP, Chartered Accountants, Calgary, Alberta, Canada. KPMG LLP has confirmed that is independent in accordance with the relevant rules and related interpretation prescribed by the Institute of Chartered Accountants of Alberta.

## ADDITIONAL INFORMATION

Additional information relating to the Fund may be found on the Fund's company profile on the SEDAR website at www.sedar.com and on Pembina's website at www.pembina.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Fund's securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Fund's information circular dated March 2, 2006 for its 2006 annual general and special meeting of Unitholders which has been filed on SEDAR. Furthermore, additional financial information relating to the Fund is provided in the Fund's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2005, which have also been filed on SEDAR.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Pembina Announces April 2006 Distribution

CALGARY, April 12 /CNW/ - Pembina Pipeline Income Fund announces the April 2006 cash distribution to Unitholders of 9.5 cents per Trust Unit, to be paid May 15, 2006 to Unitholders of record on April 30, 2006. Pembina has delivered stable and growing distributions since inception in October 1997 and, based on Pembina's outlook, Management is confident that its annual distribution objective, recently increased from $1.05 per unit to $1.14 per unit, will be achieved in 2006.

Pembina Pipeline Income Fund (TSX: PIF.UN, PIF.DB.A, PIF.DB.B) is among the leading issuers in the Canadian energy infrastructure trust sector. Pembina's extensive network of conventional liquids feeder pipelines, and growing presence in the oil sands and midstream sectors, provide an integral service to the Western Canadian energy industry. This balanced portfolio of premium, long-life energy infrastructure assets supports the stability and sustainability of the Fund. Information on the Pembina Pipeline Income Fund is available on the Company's website at www.pembina.com.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, loss of market, regulatory matters, environmental risks, industry competition, pipeline design and construction, and ability to access sufficient capital from internal and external sources.

%SEDAR: 00008906E

/For further information: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on Tools for Investors./
(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 12:06e 12-APR-06

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Pembina Signs Development Support Agreement With Prospective Condensate Pipeline Shippers

CALGARY, April 18 /CNW/ - Pembina Pipeline Corporation ("Pembina"), a wholly-owned subsidiary of Pembina Pipeline Income Fund (TSX: PIF.UN), announced it has entered into a Development Support Agreement ("DSA") for a Condensate Project (the "Project") with a syndicate of Shippers (the "Shippers"). The Project, launched in mid-2005, is to be operated by Pembina and involves the establishment of a marine terminal in Kitimat, British Columbia, construction of a proposed pipeline and related facilities capable of transporting 100,000 barrels per day of imported condensate from Kitimat, British Columbia for delivery to Summit Lake (near Prince George, British Columbia) and conversion of certain of Pembina's existing network of provincial and inter-provincial pipelines downstream of Summit Lake. By entering into the DSA, Shippers have provided adequate financial support for progressing through the next phase of development.

Preliminary design and engineering for the Project, which indicate a total required capital investment by Pembina of roughly $1 billion in aggregate, is complete. Under the terms of the DSA, Shippers will finance the costs required to advance detailed engineering, preliminary environmental assessment, stakeholder consultation and regulatory activities, and the development of definitive Construction and Pipeline Transportation Agreements ("Agreements"). The Agreements, which would include firm capacity commitments, subject to certain conditions including receipt of all required regulatory permits and approvals, are expected to be executed during the third quarter of 2006.

Pembina's Mick Dilger, Vice President of Business Development, has worked closely with the Shippers in the development of the Project. He commented, "Pembina is uniquely positioned, by virtue of the ability to utilize its extensive ownership and operations of existing energy infrastructure along the Project's proposed routing, to offer compelling value to Shippers and Pembina unitholders. By significantly reducing the requirement for new construction and operations Pembina is striving to be the first to provide a diluent import service, with a target in-service date of April 1, 2009, on attractive commercial terms and with a competitively lower completion and operating cost risk profile. This Project represents another positive step toward enhancing the level of service for our customers and is indicative of our continued efforts to provide services to the rapidly expanding oil-sands producing region of Alberta."

Pembina Pipeline Income Fund (TSX: PIF.UN, PIF.DB.A, PIF.DB.B) is among the leading issuers in the Canadian energy infrastructure trust sector. Pembina's extensive network of conventional liquids feeder pipelines, and growing presence in the oil sands and midstream sectors, provide an integral service to the Western Canadian energy industry. This balanced portfolio of premium, long-life energy infrastructure assets supports the stability and sustainability of the Fund. Information on the Pembina Pipeline Income Fund is available on the company's website at www.pembina.com.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, loss of market, regulatory matters, environmental risks, industry competition, pipeline design and construction, and ability to access sufficient capital from internal and external sources.

%SEDAR: 00008906E

/For further information: D. James Watkinson, Vice President, General Counsel and Secretary, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com; To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on Tools for Investors./

(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 16:13e 18-APR-06

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Pembina Arranges $200 Million Private Placement Debt Financing



/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES./

CALGARY, April 18 /CNW/ - Pembina Pipeline Corporation, a wholly-owned subsidiary of Pembina Pipeline Income Fund, announced today that it has entered into an agreement with a group of institutional investors in the United States and Canada providing for the issuance by way of private placement of C$200 million of Senior Notes, Series C. The Series C Notes will mature September 30, 2021 and will bear interest at a fixed rate of 5.58%.

Closing of the offering is anticipated to occur on or about September 30, 2006 and the net proceeds from the offering will be used to repay existing bank debt and for general corporate purposes. Capital expenditures totaling an estimated $400 million are forecast over the next two years when major development projects such as the Cheecham Lateral, presently under construction, and the planned Horizon Pipeline are completed. These new facilities will, once in service, contribute attractive, long-term and fully contracted returns that will significantly enhance the stability and sustainability of cash distributions of the Pembina Pipeline Income Fund.

Peter Robertson, Pembina's Vice President Finance and CFO commented, "In view of the significant capital spending program Pembina will undertake in the coming years, we considered it prudent to lock-in the current attractive rates in advance of those expenditures, minimizing future financing risk associated with potential increases in interest rates."

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Series C Notes in any jurisdiction. The Series C Notes have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.

Pembina Pipeline Income Fund (TSX: PIF.UN, PIF.DB.A, PIF.DB.B) is among the leading issuers in the Canadian energy infrastructure trust sector. Pembina's extensive network of conventional liquids feeder pipelines, and growing presence in the oil sands and midstream sectors, provide an integral service to the Western Canadian energy industry. This balanced portfolio of premium, long-life energy infrastructure assets supports the stability and sustainability of the Fund. Information on the Pembina Pipeline Income Fund is available on the Company's website at www.pembina.com.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain statements in this press release may constitute "forward-looking information" which involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Pembina to be materially different from any future results, performance or achievements expressed or implied by such statements. When used in this press release, such statements use such words as "will" and "anticipate" and other similar terminology. These statements reflect Pembina's current expectations regarding future events and operating performance and speak only as of the date of this press release. Forward-looking information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking information, including, but not limited to, the factors discussed below. Although the forward-looking information contained in this press release is based upon what management of Pembina believes are reasonable assumptions, Pembina cannot provide assurance that actual results will be consistent with this forward-looking information. This forward-looking information is given as of the date of this press release, and, subject to

applicable securities laws, Pembina assumes no obligation to update or revise such information to reflect new events or circumstances.

In particular, this press release contains forward looking information pertaining to the anticipated closing of the offering of Series C Notes and the expected use of proceeds of the offering of Series C Notes. Actual results could differ materially from those anticipated in such forward looking information as a result of the following risk factors: the inability of Pembina to satisfy conditions to closing the offering of Series C Notes, the inability of purchasers to complete the purchase of Series C Notes; and any changes in Pembina's capital requirements at the time of closing the offering of Series C Notes or restrictions that impact the ability of Pembina to repay bank debt at the time of closing. These risks and uncertainties are in addition to other risks and uncertainties which may impact Pembina's business as disclosed more fully in Pembina Pipeline Income Fund's renewal annual information form dated March 23, 2005 and available under the Fund's profile at www.sedar.com and all of the forward-looking information contained in this press release is qualified by these additional risk factors.

%SEDAR: 00008906E

/For further information: contact: D. James Watkinson, Vice President, General Counsel and Secretary, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222; e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on Tools for Investors./
(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 19:10e 18-APR-06

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Pembina Pipeline Income Fund first interim report for the three months ended March 31, 2006



PEMBINA DELIVERS SOLID OPERATING RESULTS FOR THE FIRST QUARTER OF 2006

CALGARY, April 26 /CNW/ -

- Pembina achieved record quarterly revenue and net operating income in the first quarter of 2006. Revenue of $81.5 million and net operating income of $51.9 million were up 17 percent and 16 percent, respectively, from the same periods in 2005.

- The Fund distributed $0.2850 per Trust Unit during the first quarter ($0.0950 per month) for total cash distributions of $33.6 million. Per Unit distributions increased 9 percent over the first quarter 2005 level.

- During the quarter, Pembina delivered increasing throughputs on its conventional pipelines. These pipelines transported an average of 454,300 barrels per day during the first quarter of 2006, an increase of 3 percent over the previous quarter and 2 percent over the same quarter of 2005.

- Pembina recently announced that it has entered into a Development Support Agreement with a syndicate of shippers for a proposed project which would involve transporting 100,000 barrels per day of imported condensate from Kitimat, British Columbia for delivery to Pembina's Western system near Prince George, British Columbia. The condensate would then be transported to market on Pembina's network of provincial and interprovincial pipelines.

- The $300 million Horizon Pipeline is proceeding as expected, with formal agreements nearing execution and construction expected to commence later this year. Pembina recently placed an order for $50 million of pipe in anticipation of commencing construction on this project.

<<

| HIGHLIGHTS(1) ($ millions except where noted) | 3 Months Ended March 31, 2006 | 3 Months Ended March 31, 2005 | % Change |
|---|---|---|---|
| Average Throughput - Conventional (mbbls/day) | 454.3 | 445.7 | 1.9 |
| Contractual Capacity - Oil Sands (mbbls/day) | 389.0 | 389.0 | - |
| Total Volumes | 843.3 | 834.7 | 1.0 |
| Capital Expenditures | 38.9 | 8.1 | 379.7 |
| Revenue | 81.5 | 69.7 | 17.0 |
| Operating Expenses | 29.6 | 25.0 | 18.4 |
| Net Operating Income(2) | 51.9 | 44.7 | 16.2 |
| General & Administrative Expense | 6.7 | 4.1 | 63.3 |
| Interest Expense | 5.8 | 6.5 | (11.2) |
| Distributed Cash(2) | 33.6 | 27.2 | 23.2 |
| $ Per Trust Unit | $ 0.2850 | $ 0.2625 | 8.6 |

(1) This first quarter 2006 Interim Report to Unitholders reports unaudited results of the Fund for the three months ended March 31,

2006.
(2) Refer to "Non-GAAP Measures" below.

## Management's Discussion and Analysis

This Management's Discussion and Analysis (MD&A) is dated April 26, 2006 and is supplementary to, and should be read in conjunction with, the unaudited comparative interim financial statements and notes of Pembina Pipeline Income Fund (the Fund) as at and for the three months ended March 31, 2006, along with the Fund's Management's Discussion and Analysis and audited financial statements and notes for the year ended December 31, 2005.

This MD&A has been reviewed and approved by both the Audit Committee of the Board of Directors and by the Board of Directors. All amounts are listed in Canadian dollars unless otherwise specified.

### Fund Description

Pembina Pipeline Income Fund is among the predominant issuers in the Canadian energy infrastructure trust sector. Pembina's extensive network of conventional liquids feeder pipelines, and growing presence in the oil sands and midstream sectors, provide an integral service to the western Canadian energy industry. This balanced portfolio of high quality, long-life energy infrastructure assets supports the stability and sustainability of the Fund.

Pembina Pipeline Income Fund, an unincorporated open-ended trust, pays monthly cash distributions to Unitholders. Pembina's publicly traded securities trade on the Toronto Stock Exchange under the symbols: PIF.UN - Trust Units; PIF.DB.A - 7.50% convertible debentures, and PIF.DB.B - 7.35% convertible debentures. Pembina's corporate head office is located in Calgary, Alberta.

### Fund Strategy

Pembina's principal objective is to provide a stable stream of distributions to Unitholders that are sustainable over the long term while pursuing opportunities for enhancement through accretive growth. We believe the most prudent manner to achieve this objective is to maintain and to develop assets around our hydrocarbon-liquids services business within western Canada. We plan to develop this business through the continuous improvement and ongoing expansion of our asset base and the acquisition of quality energy infrastructure assets. To Pembina, "quality" means assets that are imbued with inherent competitive advantages, which are under long-term contract with credit-worthy customers, and either service or are in close proximity to long-life and economic hydrocarbon reserves. This strategy is designed to generate stable or increasing per-unit cash distributions to Pembina's Unitholders over the long term.

Pembina structures its business in three segments: conventional pipelines, oil sands infrastructure and midstream business. Pembina's primary objective for its conventional assets is the maintenance of operating margin contribution while pursuing opportunities for throughput and revenue enhancement. Margins are maintained through the use of toll management, strict adherence to control of operating costs and asset rationalization. By offering cost-effective, competitively positioned and reliable transportation services to our customers, we strive to continue to attract new business.

Pembina will continue to use its uniquely positioned oil sands infrastructure and operating knowledge to pursue future opportunities. The fully contracted and long term returns generated by these assets provide a secure stream of stable cash flow to the Fund, and further expansion of Pembina's business interests in this area is considered a key objective.

In its midstream business, Pembina will continue to roll out new services over certain conventional pipeline systems. Pembina anticipates that this integration strategy will produce significant benefits to both our customers and Unitholders of the Fund, by expanding the range of services offered, extending the economic life of our asset base and providing substantial

revenue enhancement potential.

Results from Operations

Conventional Pipelines

| | 3 Months Ended March 31, 2006 | 3 Months Ended March 31, 2005 | % Change |
|---|---|---|---|
| Throughput (mmbls/day) | 454.3 | 445.7 | 1.9 |
| Revenue | $ 56.4 | $ 51.3 | 10.0 |
| Operating expenses | 22.8 | 20.9 | 8.9 |
| Net operating income | 33.6 | 30.3 | 10.7 |
| Capital expenditures | 11.6 | 7.5 | 46.9 |
| Operating expenses ($/bbl) | 0.52 | 0.48 | 8.3 |
| Average revenue ($/bbl) | $ 1.28 | $ 1.19 | 7.6 |

Pembina transported an average of 454,300 barrels per day (bpd) on its conventional pipeline systems during the first quarter of 2006, up 3 percent from the 441,200 bpd transported during the previous three months and up 2 percent over the 445,700 bpd transported during the first quarter of 2005. Pembina's Alberta pipeline systems transported an average of 427,600 bpd during the first quarter, an increase of almost 3 percent compared to the 417,100 bpd shipped during the previous three months, and up slightly from the 423,000 bpd shipped during the first quarter of 2005. On the British Columbia (BC) systems, volumes of 26,700 bpd transported on the Western system during the first quarter of 2006 were higher than both the previous three months, at 24,100 bpd, and the first quarter of 2005 at 22,700 bpd.

Pembina's conventional pipelines have continued to benefit from record levels of oil and gas industry activity and increased production levels in some of its service areas. Several new connections and facility upgrades on the conventional systems brought incremental volumes that more than offset the natural production declines in these mature areas, continuing the upward trend in throughputs on the conventional systems which began in 2005. In particular, the connection of three new Nisku zone production facilities to the Pembina system increased throughputs in the first quarter of 2006, resulting in a significant year over year increase on that system and pushing throughputs to higher levels than seen in several years. By the end of the first quarter, throughput derived from these three new connections was approaching 10,000 bpd and the newly constructed facilities have been sized to meet producer-requested handling capacity of up to 36,000 bpd.

The conventional systems generated revenue of $56.4 million during the first three months of 2006, a 10 percent increase over the same period of 2005. Revenue earned by the Alberta systems during the first quarter of 2006 was 8 percent higher than the first quarter of 2005, at $48.3 million and $44.7 million, respectively. Average revenue on the Alberta systems of $1.26 per barrel during the first three months of the year was up 9 cents compared to the same period in 2005. Higher revenue on the Alberta systems was partially attributable to tariff increases that were effected on certain systems at the end of 2005 and during the first quarter of this year. The BC systems generated $8.1 million in revenue during the quarter, an increase of 23 percent over the $6.6 million generated during the first three months of 2005. Average revenue on the BC systems was $1.49 per barrel during the first quarter of 2006, compared to $1.28 per barrel during the same period of 2005. Increased revenue on the BC systems is attributable to increased volume transported on the Western system.

Pembina continued work on new connections and facility upgrades on the Alberta systems during the first quarter of 2006. Several major facility upgrades are currently under development on the Peace system with the combined potential to add incremental volume of 5,000 bpd by mid-year. Included in

these developments is a new connection that commenced production late in the first quarter which Pembina believes has the potential to add 2,500 bpd of throughput. The Calven Pipeline connection to the Peace system is now mechanically complete and start up is scheduled for the second quarter of 2006. Pembina estimates that this connection will add an incremental 18,000 to 20,000 bpd with another 3,500 bpd in the fourth quarter of 2006.

Oil Sands Infrastructure

| | 3 Months Ended March 31, 2006 | 3 Months Ended March 31, 2005 | % Change |
| --- | --- | --- | --- |
| Contracted capacity (mmbls/day) | 389.0 | 389.0 | - |
| Revenue | $ 14.8 | $ 12.2 | 21.1 |
| Operating expenses | 5.7 | 3.2 | 79.0 |
| Net operating income | 9.1 | 9.0 | 0.8 |
| Capital expenditures | 26.5 | 0.2 | |
| Operating expenses ($/bbl) | 0.30 | 0.22 | 36.4 |
| Average revenue ($/bbl) | $ 0.78 | $ 0.83 | (6.0) |

During the first quarter of 2006, AOSPL generated revenue of $14.8 million on its contracted capacity of 389,000 bpd. Revenue was down slightly compared to the $15.3 million earned during the previous three months, but up over 20 percent compared to the $12.2 million generated during the first quarter of 2005 due to the flow through of higher operating costs. AOSPL revenue is contracted to recover operating costs and earn a return on the capital invested to provide the contracted capacity, and is therefore not impacted by throughput levels. AOSPL throughput volumes averaged 209,500 bpd during the first quarter, compared to 230,700 during the previous quarter and 162,400 bpd during the same period of 2005.

Pembina's two new oil sands infrastructure investments, the Cheecham Lateral and the Horizon Pipeline, are proceeding as expected. The Cheecham Lateral is under construction and is scheduled to be in service by the end of 2006. Negotiations on formal documentation for the Horizon Pipeline continued in the first quarter of 2006, and are nearing completion. Pembina recently placed an order for approximately $50 million of pipe in anticipation of commencing construction on this project (see "New Developments and Outlook").

Midstream Business

| | 3 Months Ended March 31, 2006 | 3 Months Ended March 31, 2005 | % Change |
| --- | --- | --- | --- |
| Revenue | $ 10.3 | $ 6.2 | 67.0 |
| Operating expenses | 1.1 | 0.9 | 25.5 |
| Net operating income | 9.3 | 5.3 | 73.6 |
| Capital expenditures | $ 0.4 | $ 0.1 | 300.0 |

Pembina's midstream business unit consists of its 50 percent interest in the Fort Saskatchewan Ethylene Storage Facility as well as the terminalling, storage and hub services. Pembina's 50 percent interest in the Fort Saskatchewan Ethylene Storage Facility generates fixed contracted returns over the term of the agreement that extends through June 2023. Along with stable, long-term cash flow, this asset provides diversification of Pembina's business into the petrochemical sector without corresponding commodity price exposure. Pembina continued to develop its terminalling, storage and hub services

activities during the first quarter of 2006, as these services were implemented on the Swan Hills and Cremona systems. In addition, Pembina is continuing to develop similar services elsewhere on certain of the conventional systems.

The midstream business unit contributed revenue of $10.3 million during the first three months of 2006, a 67 percent increase over the first quarter of 2005 revenue of $6.2 million for this segment. The significant increase in revenue was mainly attributable to activities under the joint venture with Keyera Energy becoming fully operational during the first quarter of 2006.

Expenses

Operating expenses totaled $29.6 million during the first quarter of 2006, compared to $25.0 million incurred during the same period of 2005. Over one-half of the increase in total operating costs during the quarter is attributable to AOSPL, where a routine internal inspection resulted in higher maintenance costs. Also, power costs on AOSPL increased significantly year over year, due to increased throughputs coupled with higher power rates. On a unit of throughput basis, operating costs on Pembina's conventional pipeline systems averaged 52 cents per barrel for the first quarter of 2006, compared to 48 cents per barrel during the same period of 2005. Increased costs on the conventional systems were partly attributable to the BC systems, where internal inspection and repair work increased maintenance expenses during the quarter. Increased volumes on some of the conventional pipeline systems resulted in higher power requirements.

The enhanced internal pipeline inspection program, which commenced in 2004, continued into 2006 with one of the three pipeline inspections planned for this year complete, with no critical issues identified. This program utilizes new crack detection technology and will be run on eight pipelines over a four-year period, at an estimated cost of $16 million. The program is scheduled for completion in 2007. The crack tool program augments Pembina's regularly scheduled preventative maintenance and pipeline integrity and is designed to provide further assurance of safe, reliable pipeline operations.

During the first quarter of 2006, general and administrative expenditures were $6.7 million, compared to $4.1 million in the first quarter of 2005. The increase is attributable to an increase in staffing levels related to growth in business operations, market-based salary increases, and an increase in short term and long term incentives, as Pembina responds to an increasingly competitive employment market.

Cash Distributions

The Fund pays cash distributions on a monthly basis to Unitholders of record on the last calendar day of each month. Distributions are payable on the 15th day of the month following the record date. In late 2005 Pembina announced a 9 percent increase in its distribution objective, to an annual rate of $1.14 per Trust Unit commencing in January 2006. In the first quarter of 2006, the Fund declared distributions of $0.2850 per Trust Unit, or $33.6 million in aggregate, compared to $0.2625 per Trust unit, or $27.2 million in aggregate, paid in the first quarter of 2005. Under Canadian tax laws, a component of the Fund's cash distributions are taxable in the hands of the Unitholder, with the remaining portion a return of capital, unless held in a tax-deferred account. Pembina estimates that 75 percent of the distributions declared in 2006 will be taxable and 25 percent will be a return of capital for Canadian tax purposes. For purposes of calculating the capital gains upon disposition of the Trust Units, the amount considered a return of capital will reduce the Unitholders' adjusted cost base of each Trust Unit for Canadian tax purposes.

Distributed Cash

| | 3 Months Ended | 3 Months Ended |
|---|---|---|

| | March 31, 2006 | March 31, 2005 |
|---|---|---|
| Net earnings | $ 20,150 | $ 14,553 |
| Add (deduct): | | |
| Depreciation and amortization | 21,567 | 20,568 |
| Accretion on asset retirement obligations | 351 | 254 |
| Future income tax reduction | (6,003) | (7,344) |
| Maintenance capital expenditures | (422) | (418) |
| Increase in distribution reserve | (2,073) | (371) |
| Distributed cash(1) | $ 33,570 | $ 27,242 |
| Distributed cash per Trust Unit(1) | $ 0.2850 | $ 0.2625 |
| Diluted distributed cash per Trust Unit(1) | $ 0.2786 | $ 0.2548 |

(1) Refer to "Non-GAAP Measures" below.

Pembina maintains a notional distribution reserve in order to ensure stability over economic and industry cycles and to absorb the impact of material one-time events, therefore not all available cash is distributed to Unitholders. During the first quarter of 2006, $2.1 million was added to the distribution reserve, resulting in a notional amount of $17.2 million at March 31, 2006. The payout ratio during the first quarter of 2006 of 94 percent compares to 99 percent for the same period of 2005. Pembina estimates a full year payout ratio of approximately 90 percent in 2006, compared to 92 percent in 2005.

Liquidity and Capital Resources

Pembina's bank facilities include an unsecured $230 million revolving credit facility and a $30 million operating line of credit. At March 31, 2006, Pembina had $142 million drawn, leaving $118 million of undrawn capacity on the $260 million in established bank facilities. These facilities are extendible annually by the lenders for 365-day periods, and have been extended to July 24, 2006. Should the lenders not extend these facilities in the future, the outstanding amounts will be repayable over three years with 25 percent of the principal due in equal quarterly payments over three years, and the balance due at the end of the term. Other debt includes $97 million in Secured Senior Notes due 2017, $175 million in Unsecured Senior Notes due 2014 and $75 million of Floating Rate Senior Notes due 2009. At March 31, 2006, Pembina had long-term debt of $489 million, compared to $465 million at December 31, 2005. This long-term debt, together with $158 million market value of outstanding convertible debentures, resulted in a ratio of debt to total enterprise value of 23 percent. This compares to a ratio of 27 percent at the end of 2005.

Net debt financing costs of $5.8 million were recorded during the first quarter of 2006, compared with $6.5 million during the first quarter of 2005. Interest rate exposure on Pembina's floating rate debt is managed utilizing interest rate swap instruments. At March 31, 2006, Pembina had interest rate swaps in place on a principal amount of $85 million at an average rate of 5.5 percent and an average term to maturity of 1.7 years. The mark-to-market value of these instruments represented an unrealized loss of $0.1 million at March 31, 2006. As at the end of the first quarter of 2006, Pembina has fixed interest on approximately 73 percent of its long-term debt in order to minimize exposure to rising interest rates.

To finance committed capital projects, Pembina has arranged a private debt placement of $200 million, as described below, that will be drawn in September 2006. This, together with capacity available on the existing bank

facilities and additional equity raised through the DRIP, will be sufficient to finance these projects.

Subsequent to the end of the first quarter of 2006, Pembina Pipeline Corporation, the Fund's primary operating subsidiary, announced that it has entered into an agreement with institutional investors in the United States and Canada providing for the private placement of $200 million of Senior Unsecured Notes. The notes will mature September 30, 2021 and will have a fixed interest rate of 5.58 percent. Closing of the placement is expected to occur on September 30, 2006.

Pembina's objective is to maintain favourable credit agency ratings. These rating systems recognize the stable profile of the Fund's assets and financial results, as well as the sustainability of the per Trust Unit distributions. The Dominion Bond Rating Service Ltd. (DBRS) has assigned Pembina Pipeline Income Fund a STA-2 (low) stability rating. DBRS's stability rating scale is from STA-1 to STA-7, with STA-1 representing the highest rating possible, and STA-7 the lowest. DBRS's rating system measures the volatility and sustainability of distributions per Trust Unit. Pembina Pipeline Corporation, the Fund's primary operating subsidiary, is also rated by DBRS, which has assigned a senior secured debt rating of 'BBB High' and a 'BBB' senior unsecured debt rating. Standard & Poor's (S&P) rates Pembina Pipeline Corporation as follows: 'BBB' long-term corporate credit with a stable outlook, 'BBB plus' senior secured debt and 'BBB' senior unsecured debt. According to S&P's rating system, debt instruments rated BBB have adequate protection parameters.

Contractual Obligations

The Fund is committed to annual payments as follows:

| ($ thousands) | Payments Due By Period | | | | |
|---|---|---|---|---|---|
| Contractual Obligations | Total | Less than 1 year | 1 - 3 years | 4 - 5 years | After 5 years |
| Office and vehicle leases | $ 12,308 | $ 2,932 | $ 4,467 | $ 2,967 | $ 1,942 |
| Long term debt | 489,096 | 11,582 | 230,937 | 15,686 | 230,891 |
| Convertible debentures | 102,527 | | 20,652 | 81,875 | |
| Total contractual obligations | $ 603,931 | $ 14,514 | $ 256,056 | $ 100,528 | $ 232,833 |

| Capital Expenditures ($ millions) | 3 Months Ended March 31, 2006 | 3 Months Ended March 31, 2005 |
|---|---|---|
| Development capital | | |
| Conventional Pipelines | $ 11.6 | $ 7.5 |
| Oil Sands | 26.5 | 0.2 |
| Midstream | 0.4 | |
| Total development capital | $ 38.5 | $ 7.7 |
| Maintenance capital | | |
| Conventional Pipelines | $ 0.3 | $ 0.3 |

| | | |
|---|---|---|
| Oil Sands Midstream | 0.1 | 0.1 |
| Total maintenance capital | $ 0.4 | $ 0.4 |
| Total capital expenditures | $ 38.9 | $ 8.1 |

During the first three months of 2006, capital expenditures totaled $38.9 million, versus $8.1 million incurred during the same period of 2005. Essentially all of the capital spent during the first quarter was development capital, with $0.4 million in maintenance capital incurred on the conventional pipelines and midstream business. Of the $38.5 million in total development capital expended during the quarter, $26.5 million was incurred in oil sands infrastructure, including $24.0 million on the construction of the Cheecham Lateral and $2.3 million on the Horizon Pipeline. A total of $11.6 million of development capital was incurred on the conventional pipelines, which included $4.7 million on the Peace system and $4.0 million on the Western system in BC. Major costs on the Peace system included completion of the natural gas liquids pipeline interconnection between the Peace and Northern systems, and several major facility upgrades that are underway. In BC, the Western system Pine River crossing project, which was at risk of becoming exposed after the record rainfalls of 2005, is underway and accounted for $1.9 million. Development capital is currently financed utilizing existing credit facilities and Pembina's distribution reinvestment plan, whereas maintenance capital is financed from Pembina's operating cash flow. Committed capital expenditures will be financed utilizing existing credit facilities and proceeds from the DRIP.

Trust Unit and Convertible Debenture Information

The Fund's Premium Distribution, Distribution Reinvestment and Optional Cash Purchase Plan raised $13.3 million during the first quarter of 2006 through the issuance of 831,000 Trust Units, compared with $5.0 million in first quarter of 2005 through the issuance of 385,766 Trust Units. The plan continues to attract significant Unitholder interest, and targeted plan proceeds for 2006 have been adjusted to $75 million. Plan proceeds will be directed towards debt repayment and funding Pembina's 2006 capital program.

The Fund's Trust Units, together with both of the two remaining series of convertible debentures, are traded on the Toronto Stock Exchange.

| | Apr. 24, 2006 | March 31, 2006 | March 31, 2005 |
|---|---|---|---|
| Trust Units Outstanding | 120,239,483 | 119,816,422 | 104,127,174 |
| Average Daily Volume (Units per day) | 254,400(1) | 253,800 | 190,400 |
| Unit Trading Price ($/Unit)(3) | $ 17.45 | $ 18.05 | $ 13.18 |
| Principal Amount of Debentures Outstanding ($millions) | $ 106.7(2) | $ 106.9 | $ 256.7 |
| 8.25% Convertible Debentures Trading Price(3) | $ 0 | $ 0 | $ 145.00 |
| 7.50% Convertible Debentures Trading Price(3) | $ 164.00 | $ 171.30 | $ 124.00 |
| 7.35% Convertible Debentures Trading Price(3) | $ 137.26 | $ 144.00 | $ 109.00 |
| Total Market Value of Securities | | | |

| | | | |
|---|---|---|---|
| Outstanding ($millions)(3) | $ 2,250.2 | $ 2,322.0 | $ 1,660.0 |

| | |
|---|---|
| Pembina's convertible debentures are convertible to Trust Units at conversion prices of ($/Unit): | |
| 7.50% Convertible Debentures maturing June 30, 2007 | $ 10.50 |
| 7.35% Convertible Debentures maturing December 31, 2010 | $ 12.50 |

(1) Based on the 15 trading days from April 3 to April 24, 2006, inclusive.
(2) Full conversion to Trust Units of the remaining principal amount of the two remaining debenture issues as at April 24, 2006 would result in the issuance of 8.9 million Trust Units.
(3) Based on closing values as at April 24, 2006, March 31, 2006 and March 31, 2005. The 8.25% Convertible Debentures matured on March 31, 2006.

Critical Accounting Estimates and Changes in Accounting Principles and Practices

There were no changes in Pembina's critical accounting estimates or principles and practices that affected the disclosure of or the accounting for its operations for the quarter ended March 31, 2006. Such critical accounting estimates are presented in Management's Discussion and Analysis for the year ended December 31, 2005.

New Developments and Outlook

Pembina continued to reverse the historical trend of declining throughputs on its conventional pipelines during the first quarter of 2006, as new connections and facility upgrades brought incremental volumes which more than offset the natural production declines in these mature producing regions. Pembina expects that strong operating results produced by the conventional assets, together with the growth in oil sands infrastructure and the continued development of midstream business initiatives, will result in improved results in 2006.

Pembina's conventional pipeline business continued to benefit from the record setting level of oil and natural gas industry activity in many of its service areas, contributing to Pembina's stronger aggregate operating performance during the quarter. Renewed industry development of the Nisku zone in south-central Alberta has resulted in a material increase in projected receipts on the Pembina system for 2006 and beyond. In addition to the 2005 expansion of a truck unloading facility on the Peace system, Pembina completed the new natural gas liquids (NGL) interconnection between the Peace and Northern pipelines during the fourth quarter of 2005. This interconnection creates an incremental 25,000 bpd of carrying capacity on the Peace system, which will be available to transport NGL production that is projected to increase in northwestern Alberta during 2006. Several additional projects are currently under development on the Peace system, with the combined potential to add incremental throughput volume of 5,000 bpd by mid-2006.

Further development of Pembina's terminalling, storage and hub services operations are ongoing. Pembina is actively evaluating opportunities to establish these services across our conventional pipeline systems as resources and expertise are developed. As this new business is rolled out, Pembina anticipates the midstream unit to become a significant source of revenue. Leveraging existing infrastructure assets and market position to create these new revenue streams further diversifies Pembina's business and extends the economic life of our conventional asset base.

The two new investments in oil sands infrastructure announced in 2005 continue to progress. Construction of the $42 million Cheecham Lateral is well

underway and the project is scheduled to be in service by the end of 2006. Once complete, the Cheecham Lateral will have the capacity to transport 136,000 bpd of synthetic crude oil from Pembina's existing AOSPL system to a new terminalling facility near Cheecham, Alberta. The Horizon Pipeline is proceeding as expected, with formal agreements nearing execution and construction expected to commence later this year. The Horizon Pipeline will provide exclusive transportation to Canadian Natural Resources Limited's Horizon Oil Sands project, located 70 kilometers north of Fort McMurray, Alberta. This service is scheduled to be operational by mid 2008, at an estimated cost of $300 million. Together, the Horizon Pipeline and Cheecham Lateral initiatives will elevate Pembina to among the largest of the oil sands infrastructure players and position Pembina to capture further growth in this area.

Pembina recently announced that it has entered into a Development Support Agreement ("DSA") for a Condensate project with a syndicate of shippers. The proposed project involves the establishment of a marine terminal in Kitimat, British Columbia and construction and operation of a proposed pipeline and related facilities capable of transporting 100,000 bpd of imported condensate from Kitimat, British Columbia for delivery to Pembina's Western system near Prince George, British Columbia, where the condensate can access Pembina's network of provincial and interprovincial pipelines. Pembina believes that this project could represent an attractive transportation solution for shippers seeking to satisfy demand for diluent required in the transportation of heavy oil sands production.

Pembina is continuing to explore the potential associated with miscible carbon dioxide ("CO2") flooding, a method of enhanced oil recovery. Several producer CO2 pilot projects are currently underway in western Canada. This longer-term prospect has potential to significantly increase production in several of the crude oil producing fields delivering into Pembina's Alberta conventional pipelines. These fields, located in Pembina's Swan Hills, Redwater and Pembina service areas, have been identified by industry as being potentially amenable to the application of this technology. In addition to the potential for incremental volumes on our existing pipelines, Pembina may also have the opportunity to participate in the construction of new CO2 pipelines utilizing its existing network of right of ways.

During 2005, S&P named the 72 trusts selected for inclusion in the S&P/TSX Composite Index. These issuers, including Pembina, were added to the index at a 50 percent weighting in December 2005, and the remaining 50 percent market weight of income trusts was added to the Index following market close on March 17th.

Over Pembina's eight years as a publicly traded income fund, Pembina has established a reputation for stable operations and a record of consistent and growing distributions to Unitholders. Since our initial public offering in October 1997, Pembina has distributed a total of $723 million, or $8.54 per Trust Unit, on a $10 per unit original issue price. We have met our distribution objective in each year of our public history. For the twelve months ended March 31, 2006, Pembina generated a total return of 45 percent. Growth in all three of our business units enabled a 9 percent increase in our distribution rate effective January 2006, and the breadth of tangible and prospective growth opportunities currently under development across all of our business segments lend confidence in our continuing ability to meet our objectives.

## Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of the Fund. Such risk factors are presented in Management's Discussion and Analysis for the year ended December 31, 2005, and in the Fund's Annual Information Form for the year ended December 31, 2005. See "Additional Information" below.

## Selected Quarterly Information

---

| (unaudited) | 2006 | 2005 | | | | 2004 | | |
|---|---|---|---|---|---|---|---|---|
| ($ thousands, except where noted) | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 |
| Revenue | 81,506 | 77,644 | 73,100 | 70,120 | 69,658 | 71,840 | 70,974 | 67,283 |
| Operating expenses | 29,572 | 28,520 | 24,480 | 24,763 | 24,973 | 25,279 | 25,481 | 27,727 |
| EBITDA(1) | 44,732 | 45,027 | 44,558 | 40,207 | 39,738 | 42,490 | 40,694 | 36,386 |
| Net earnings | 20,150 | 21,705 | 19,778 | 14,373 | 14,553 | 15,374 | 15,112 | 11,336 |
| Net earnings per Trust Unit ($/Unit): | | | | | | | | |
| Basic and diluted | 0.17 | 0.19 | 0.18 | 0.14 | 0.14 | 0.15 | 0.15 | 0.11 |
| Distributed cash(1) | 33,570 | 29,667 | 29,099 | 27,474 | 27,242 | 26,939 | 26,645 | 26,420 |
| Distributed cash per Trust Unit ($/Unit):(1) | | | | | | | | |
| Basic | 0.2850 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 |
| Diluted | 0.2786 | 0.2526 | 0.2599 | 0.2556 | 0.2548 | 0.2547 | 0.2529 | 0.2546 |
| Trust Units outstanding (thousands): | | | | | | | | |
| Weighted average (basic) | 117,784 | 113,019 | 110,845 | 104,669 | 103,776 | 102,622 | 101,502 | 100,647 |
| Weighted average (diluted) | 129,692 | 128,254 | 128,632 | 126,104 | 125,679 | 125,384 | 124,575 | 123,581 |
| End of period | 119,816 | 113,897 | 111,938 | 104,949 | 104,127 | 102,933 | 101,874 | 100,902 |

(1) Refer to "Non-GAAP Measures" below.

Pembina's stable operations typically produce limited variability in quarterly results. However, continued growth in Pembina's underlying asset base has generally resulted in increased revenues, expenses and cash flows over the last eight quarters. Variations in this trend result from one-time events and expected seasonal factors which impact oil and gas production, occurring most frequently during the second quarter of each year.

Additional Information

Additional information relating to Pembina Pipeline Income Fund, including the Fund's Annual Information Form and financial statements, can be found on the Fund's profile on the SEDAR website at www.sedar.com.

Non-GAAP Measures

Throughout this MD&A the Fund and Pembina use the term "distributed cash" to refer to the amount of cash that has been or is to be available for

distribution to the Fund's Unitholders. "Distributed cash" is not a measure recognized by Canadian generally accepted accounting principles (GAAP). Therefore, distributed cash of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that distributed cash should not be construed as an alternative to net earnings, cash from operating activities or other measures of financial performance calculated in accordance with GAAP as an indicator of the Fund's performance.

Further, the use of terms "EBITDA" (earnings before interest, taxes, depreciation and amortization), "net operating income" and "enterprise value" are not recognized under Canadian GAAP. Management believes that in addition to earnings, EBITDA, net operating income and enterprise value are useful measures. They provide an indication of the results generated by the Fund's business activities prior to consideration of how activities were financed or how the results are taxed and, in the case of enterprise value, the aggregate value of the Fund. Investors should be cautioned, however, that EBITDA, net operating income and enterprise value should not be construed as an alternative to net earnings, cash flows from operating activities or other measures of financial performance determined in accordance with GAAP as an indicator of the Fund's performance. Furthermore, these measures may not be comparable to similar measures presented by other issuers.

Forward-Looking Information and Statements

The information contained in this Management's Discussion and Analysis contains certain forward-looking statements and information that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements and information can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets", "believes", "estimates", "continue", " designed", "objective" and similar expressions. In particular, this Management's Discussion and Analysis contains forward-looking statements with respect to: future stability and sustainability of cash distributions to Unitholders; ongoing expansions of and additions to our asset base; future growth and growth potential in Pembina oil sands and midstream operations; potential revenue enhancement; continued high levels of oil and gas activity and increased oil and gas production in proximity to our pipelines and other assets; additional throughput potential on additional connections; expected project start-up and construction dates; completion of formal documentation on the Horizon Project; future distribution, payout ratios and taxation of distributions; the completion of a private placement of Senior Notes; future capital expenditure requirements; the future development of the condensate project and CO2 flooding. These statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, tax laws and treatment, fluctuations in operating results, the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments, construction delays and labour and material shortages, and certain other risks detailed from time to time in the Fund's public disclosure documents. The Fund believes the expectations reflected in these forward-looking statements and information are reasonable as of the date hereof but no assurance can be given that these expectations will prove to be correct. Undue reliance should not be placed on these forward-looking statements and information as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Such forward-looking statements and information are expressly qualified by the above statements. The Fund does not undertake any obligation to publicly update or revise any forward-looking

statements or information contained herein, except as required by applicable laws.

consolidated balance sheets
(In thousands of dollars)

| | March 31 2006 (Unaudited) | Dec. 31 2005 (Audited) |
|---|---|---|
| Assets | | |
| Current assets: | | |
| Cash | $ 419 | $ |
| Accounts receivable | 28,166 | 31,021 |
| | 28,585 | 31,021 |
| Property, plant and equipment | 1,188,845 | 1,161,691 |
| Goodwill and other | 370,329 | 366,416 |
| | $ 1,587,759 | $ 1,559,119 |
| Liabilities and Unitholders' Equity | | |
| Current liabilities: | | |
| Bank indebtedness | $ | $ 7,311 |
| Accounts payable and accrued liabilities | 22,802 | 18,489 |
| Distributions payable to Unitholders | 11,383 | 9,966 |
| Current portion of long-term debt | 11,582 | 7,968 |
| Current portion of convertible debentures | | 8,000 |
| | 45,767 | 51,734 |
| Long-term debt | 477,514 | 456,094 |
| Convertible debentures | 102,527 | 150,040 |
| Asset retirement obligations | 28,845 | 19,716 |
| Future income taxes | 131,920 | 137,923 |
| | 786,573 | 815,507 |
| Unitholders' equity: | | |
| Trust Units (note 3) | 1,144,531 | 1,073,537 |
| Earnings to date | 378,294 | 358,144 |
| Distributions to date | (721,639) | (688,069) |
| | 801,186 | 743,612 |
| | $ 1,587,759 | $ 1,559,119 |

See accompanying notes to the consolidated financial statements

consolidated statements of earnings
(Unaudited)

(In thousands of dollars, except per Trust Unit amounts)

| | | 3 Months Ended March 31, 2006 | | 3 Months Ended March 31, 2005 |
|---|---|---|---|---|
| Revenues: | | | | |
| Conventional pipelines | $ | 56,409 | $ | 51,287 |
| Oil Sands | | 14,751 | | 12,174 |
| Midstream | | 10,346 | | 6,197 |
| | | 81,506 | | 69,658 |
| Expenses: | | | | |
| Operations | | 29,572 | | 24,973 |
| General and administrative | | 6,720 | | 4,116 |
| Management fee | | 508 | | 265 |
| Depreciation and amortization | | 21,567 | | 20,568 |
| Accretion on asset retirement obligations | | 351 | | 254 |
| Other | | (27) | | 566 |
| | | 58,691 | | 50,742 |
| Earnings before interest and taxes | | 22,815 | | 18,916 |
| Interest on long-term debt | | 5,802 | | 6,531 |
| Interest on convertible debentures | | 2,560 | | 4,776 |
| Earnings before taxes | | 14,452 | | 7,609 |
| Capital and income taxes | | (305) | | (400) |
| Future income tax reduction | | 6,003 | | 7,344 |
| Net earnings | | 20,150 | | 14,553 |
| Earnings to date, beginning of period | | 358,144 | | 287,735 |
| Earnings to date, end of period | $ | 378,294 | $ | 302,288 |
| Earnings per Trust Unit | | | | |
| Basic and diluted | $ | 0.17 | $ | 0.14 |

See accompanying notes to the consolidated financial statements

consolidated statement of cash flows
(Unaudited)

(In thousands of dollars)

| | | 3 Months Ended March 31, 2006 | | 3 Months Ended March 31, 2005 |
|---|---|---|---|---|
| Cash provided by (used in): | | | | |
| Operating activities: | | | | |
| Net earnings | $ | 20,150 | $ | 14,553 |
| Items not involving cash: | | | | |
| Depreciation and amortization | | 21,567 | | 20,568 |
| Accretion on asset retirement obligations | | 351 | | 254 |

| | | |
|---|---|---|
| Future income tax reduction | (6,003) | (7,344) |
| Employee future benefits expense | 342 | 855 |
| Other | 90 | 90 |
| Employee future benefits contributions | (1,675) | (1,167) |
| Changes in non-cash working capital | 9,442 | 8,791 |
| Cash flow from operations | 44,264 | 36,600 |
| Financing activities: | | |
| Bank borrowings | 26,385 | (4,388) |
| Issue costs of senior secured notes | (3,705) | |
| Repayment of senior secured notes | (1,351) | |
| Issue of Trust Units on exercise of options | 2,175 | 2,745 |
| Issue of Trust Units | 13,306 | 5,000 |
| Distributions to Unitholders - current year | (22,188) | (18,131) |
| Distributions to Unitholders - prior year | (9,966) | (9,007) |
| | 4,656 | (23,781) |
| Investing activities: | | |
| Capital expenditures | (38,907) | (8,110) |
| Changes in non-cash working capital | (2,283) | (554) |
| | (41,190) | (8,664) |
| Change in cash | 7,730 | 4,155 |
| Bank indebtedness, beginning of period | (7,311) | (2,971) |
| Cash, end of period | $ 419 | $ 1,184 |
| Other cash disclosures: | | |
| Interest on long-term debt paid | $ (4,602) | $ (4,089) |
| Interest on convertible debentures paid | $ (240) | $ (437) |
| Taxes paid | $ (215) | $ (444) |

See accompanying notes to the consolidated financial statements

Notes to the consolidated financial statements:
(Tabular amounts in thousands of dollars, except per Trust Unit amounts)

1. Significant accounting policies:

The interim consolidated financial statements of Pembina Pipeline Income Fund ("the Fund") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2005. The disclosure provided below is incremental to that included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Fund's annual report for the year ended December 31, 2005.

2. Business segments:

The Fund conducts its operations through three operating segments: Conventional Pipelines, Oil Sands Infrastructure and Midstream Business.

Conventional Pipelines consists of the tariff based operations of pipelines and related facilities to deliver crude oil, condensates and natural gas liquids in Alberta and British Columbia.

Oil Sands Infrastructure consists of the AOSPL system, the partially completed Cheecham Lateral and the Horizon Pipeline. As at March 31, 2006, only the AOSPL system was operational.

Midstream Business consists of the Fund's direct and indirect interest in the Fort Saskatchewan Ethylene Storage Partnership (the "Partnership") and terminalling, storage and hub services.

The financial results of the business segments are as follows:

| | Conventional Pipelines | Oil Sands Infra-structure | Midstream Business | 2006 Total |
|---|---|---|---|---|
| Three months ended March 31, 2006 | | | | |
| Revenues: | | | | |
| Pipeline transportation | $ 56,409 | $ 14,751 | $ | $ 71,160 |
| Terminalling, storage and hub services | | | 10,346 | 10,346 |
| Revenue before expenses | 56,409 | 14,751 | 10,346 | 81,506 |
| Expenses: | | | | |
| Operations | 22,810 | 5,685 | 1,077 | 29,572 |
| General and administrative | 6,021 | 314 | 385 | 6,720 |
| Management fee | 508 | | | 508 |
| Depreciation and amortization | 16,797 | 2,476 | 2,294 | 21,567 |
| Accretion on asset retirement obligations | 334 | 17 | | 351 |
| Other | (27) | | | (27) |
| | 46,443 | 8,492 | 3,756 | 58,691 |
| Earnings before interest and taxes | $ 9,966 | $ 6,259 | $ 6,590 | $ 22,815 |
| Property, plant and equipment | $ 746,152 | $ 322,620 | $ 120,073 | $1,188,845 |
| Goodwill and other | $ 212,310 | $ 28,300 | $ 129,719 | $ 370,329 |

| | Conventional Pipelines | Oil Sands Infra-structure | Midstream Business | 2005 Total |
|---|---|---|---|---|

| Three months ended March 31, 2005 | | | | |
|---|---|---|---|---|
| Revenues: | | | | |
| Pipeline transportation | $ 51,287 | $ 12,174 | $ | $ 63,461 |
| Terminalling, storage and hub services | | | 6,197 | 6,197 |
| Revenue before expenses | 51,287 | 12,174 | 6,197 | 69,658 |
| Expenses: | | | | |
| Operations | 20,939 | 3,176 | 858 | 24,973 |
| General and administrative | 3,811 | 305 | | 4,116 |
| Management fee | 265 | | | 265 |
| Depreciation and amortization | 15,762 | 2,512 | 2,294 | 20,568 |
| Accretion on asset retirement obligations | 240 | 14 | | 254 |
| Other | 566 | | | 566 |
| | 41,583 | 6,007 | 3,152 | 50,742 |
| Earnings before interest and taxes | $ 9,704 | $ 6,167 | $ 3,045 | $ 18,916 |
| Property, plant and equipment | $ 749,728 | $ 298,601 | $ 103,774 | $1,152,103 |
| Goodwill and other | $ 199,124 | $ 28,300 | $ 133,365 | $ 360,789 |

3. Trust Units:

The Fund is authorized to create and issue an unlimited number of Trust Units.

| | Trust Units | Amount |
|---|---|---|
| Balance, January 1, 2005 | 102,933,221 | $ 941,902 |
| Exercise of Trust Unit options | 644,039 | 6,762 |
| Debenture conversions | 8,033,423 | 93,623 |
| Distribution Reinvestment Plan | 2,286,319 | 31,250 |
| Balance, December 31, 2005 | 113,897,002 | 1,073,537 |
| Exercise of Trust Unit options | 186,766 | 2,175 |
| Debenture conversions | 4,901,105 | 55,513 |
| Distribution Reinvestment Plan | 831,549 | 13,306 |
| Balance, March 31, 2006 | 119,816,422 | $ 1,144,531 |

The net earnings per Trust Unit are based on earnings available to Unitholders and the weighted average Trust Units outstanding for the period. The earnings available to Unitholders for the first quarter was $20.2 million (2005 - $14.6 million). The weighted average Trust Units outstanding for the first quarter were 117,784,000 Units (2005

- 103,776,000).

The diluted earnings per Trust Unit are based on net earnings and the weighted average Trust Units outstanding adjusted for the dilutive effect of convertible debentures and employee Trust Unit options. The net earnings for the first quarter was $22.7 million (2005 - $19.3 million). In computing diluted earnings per Trust Unit, 11,908,000 Trust Units (2005 - 21,903,000) were added to the weighted average Trust Units outstanding for the first quarter for the dilutive effect of convertible debentures and employee Trust Unit options. Diluted earnings per Trust Unit are not disclosed as the amounts are anti-dilutive. At March 31, 2006, 1,016,059 options (March 31, 2005 - 868,936) were outstanding and exercisable at a weighted average price of $12.07 (March 31, 2005 - $9.76).

4. Subsequent Event

On April 18, 2006, Pembina Pipeline Corporation, the principal operating subsidiary of the Fund, announced that it has entered into an agreement with institutional investors in the United States and Canada providing for the issuance, by way of private placement, of C$200 million of Senior Unsecured Notes. The Notes will mature September 30, 2021 and will bear interest at a fixed rate of 5.58%. Closing of the offering is anticipated to occur on or about September 30, 2006, and the net proceeds from the offering will be used to repay existing bank debt and for general corporate purposes.

---

Pembina Pipeline Income Fund — INVESTOR INFORMATION

---

Exchange Listing and Trading Symbols:

The Toronto Stock Exchange
Trust Units Symbol: PIF.UN
7.50% Convertible Debentures Symbol: PIF.DB.A
7.35% Convertible Debentures Symbol: PIF.DB.B

Trustee, Registrar and Transfer Agent:

Computershare Trust Company of Canada
Shareholder Communications:
1-888-267-6555

Corporate Office:

700 - 9th Avenue S.W.
P.O. Box 1948
Calgary, Alberta T2P 2M7
Telephone: (403) 231-7500
Fax: (403) 237-0254

Investor Information:

e-mail:
investor-relations(at)pembina.com

Telephone: (403) 231-7500

Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan:

Pembina offers a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan to eligible Unitholders of Pembina Pipeline Income Fund.

The Plan allows participants an opportunity to:

- reinvest distributions into Trust Units at a 5 percent discount to a weighted average market price, under the distribution reinvestment component of the Plan; or,
- realize 2 percent more cash on their distributions, under the premium distribution component of the Plan;
- eligible Unitholders may also make optional Trust Unit purchases at the weighted average market price.

A brochure, detailing administration of the Plan and eligibility and enrolment information, is available on-line on Pembina's web site located

1-888-428-3222
Fax: (403) 691-7356

Website: www.pembina.com

Quarterly Results Webcast:

A live internet broadcast of Pembina's First Quarter 2006 Results conference call is scheduled for April 27, 2006 at 2:00 p.m. Calgary (4:00 p.m. Eastern, 1:00 p.m. Pacific). Those wishing to access the webcast are invited to visit Pembina's website located at www.pembina.com, or the host site at www.newswire.ca/webcast. An archive of the call will be available on-line for 90 days following the broadcast date.

at www.pembina.com, or call 1-888-428-3222 to receive a copy by mail. Unitholders wishing to enroll in the Plan are asked to contact their broker, investment dealer, financial institution or other nominee through which the Trust Units are held.

---

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, such as loss of market, regulatory matters, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources. See "Forward-Looking Information and Statements" presented in the Management's Discussion and Analysis contained in this document for additional information.

>>

%SEDAR: 00008906E

/For further information: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on Tools for Investors./

(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 13:54e 26-APR-06

# PEMBINA DELIVERS SOLID OPERATING RESULTS FOR THE FIRST QUARTER OF 2006


First Quarter
Revenue
($ millions)
90
80
70
60
50
40
30
2004
2005
2006

- Pembina achieved record quarterly revenue and net operating income in the first quarter of 2006. Revenue of $81.5 million and net operating income of $51.9 million were up 17 percent and 16 percent, respectively, from the same periods in 2005.

- The Fund distributed $0.2850 per Trust Unit during the first quarter ($0.0950 per month) for total cash distributions of $33.6 million. Per Unit distributions increased 9 percent over the first quarter 2005 level.


First Quarter
Net Operating Income
($ millions)
60
50
40
30
2004
2005
2006

- During the quarter, Pembina delivered increasing throughputs on its conventional pipelines. These pipelines transported an average of 454,300 barrels per day during the first quarter of 2006, an increase of 3 percent over the previous quarter and 2 percent over the same quarter of 2005.

- Pembina recently announced that it has entered into a Development Support Agreement with a syndicate of shippers for a proposed project which would involve transporting 100,000 barrels per day of imported condensate from Kitimat, British Columbia for delivery to Pembina's Western system near Prince George, British Columbia. The condensate would then be transported to market on Pembina's network of provincial and interprovincial pipelines.


First Quarter
Total Throughput
(mmbpd)
900
800
700
600
500
400
300
200
100
0
2004
2005
2006
Conventional
Oil Sands

- The $300 million Horizon Pipeline is proceeding as expected, with formal agreements nearing execution and construction expected to commence later this year. Pembina recently placed an order for $50 million of pipe in anticipation of commencing construction on this project.

| HIGHLIGHTS[1] ($ millions except where noted) | 3 Months Ended March 31, 2006 | 3 Months Ended March 31, 2005 | % Change |
|---|---|---|---|
| Average Throughput - Conventional (mbbls/day) | 454.3 | 445.7 | 1.9 |
| Contractual Capacity - Oil Sands (mbbls/day) | 389.0 | 389.0 | – |
| Total Volumes | 843.3 | 834.7 | 1.0 |
| Capital Expenditures | 38.9 | 8.1 | 379.7 |
| Revenue | 81.5 | 69.7 | 17.0 |
| Operating Expenses | 29.6 | 25.0 | 18.4 |
| Net Operating Income[2] | 51.9 | 44.7 | 16.2 |
| General & Administrative Expense | 6.7 | 4.1 | 63.3 |
| Interest Expense | 5.8 | 6.5 | (11.2) |
| Distributed Cash[2] | 33.6 | 27.2 | 23.2 |
| $ Per Trust Unit | $0.2850 | $0.2625 | 8.6 |

[1] This first quarter 2006 Interim Report to Unitholders reports unaudited results of the Fund for the three months ended March 31, 2006.

[2] Refer to "Non-GAAP Measures" below.

## Management's Discussion and Analysis

*This Management's Discussion and Analysis (MD&A) is dated April 26, 2006 and is supplementary to, and should be read in conjunction with, the unaudited comparative interim financial statements and notes of Pembina Pipeline Income Fund (the Fund) as at and for the three months ended March 31, 2006, along with the Fund's Management's Discussion and Analysis and audited financial statements and notes for the year ended December 31, 2005.*

*This MD&A has been reviewed and approved by both the Audit Committee of the Board of Directors and by the Board of Directors. All amounts are listed in Canadian dollars unless otherwise specified.*

***Fund Description***

Pembina Pipeline Income Fund is among the predominant issuers in the Canadian energy infrastructure trust sector. Pembina's extensive network of conventional liquids feeder pipelines, and growing presence in the oil sands and midstream sectors, provide an integral service to the western Canadian energy industry. This balanced portfolio of high quality, long-life energy infrastructure assets supports the stability and sustainability of the Fund.

Pembina Pipeline Income Fund, an unincorporated open-ended trust, pays monthly cash distributions to Unitholders. Pembina's publicly traded securities trade on the Toronto Stock Exchange under the symbols: PIF.UN - Trust Units; PIF.DB.A - 7.50% convertible debentures, and PIF.DB.B - 7.35% convertible debentures. Pembina's corporate head office is located in Calgary, Alberta.

***Fund Strategy***

Pembina's principal objective is to provide a stable stream of distributions to Unitholders that are sustainable over the long term while pursuing opportunities for enhancement through accretive growth. We believe the most prudent manner to achieve this objective is to maintain and to develop assets around our hydrocarbon-liquids services business within western Canada. We plan to develop this business through the continuous improvement and ongoing expansion of our asset base and the acquisition of quality energy infrastructure assets. To Pembina, "quality" means assets that are imbued with inherent competitive advantages, which are under long-term contract with credit-worthy customers, and either service or are in close proximity to long-life and economic hydrocarbon reserves. This strategy is designed to generate stable or increasing per-unit cash distributions to Pembina's Unitholders over the long term.

Pembina structures its business in three segments: conventional pipelines, oil sands infrastructure and midstream business. Pembina's primary objective for its conventional assets is the maintenance of operating margin contribution while pursuing opportunities for throughput and revenue enhancement. Margins are maintained through the use of toll management, strict adherence to control of operating costs and asset rationalization. By offering cost-effective, competitively positioned and reliable transportation services to our customers, we strive to continue to attract new business.

Pembina will continue to use its uniquely positioned oil sands infrastructure and operating knowledge to pursue future opportunities. The fully contracted and long term returns generated by these assets provide a secure stream of stable cash flow to the Fund, and further expansion of Pembina's business interests in this area is considered a key objective.

In its midstream business, Pembina will continue to roll out new services over certain conventional pipeline systems. Pembina anticipates that this integration strategy will produce significant benefits to both our customers and Unitholders of the Fund, by expanding the range of services offered, extending the economic life of our asset base and providing substantial revenue enhancement potential.

## Results from Operations

### Conventional Pipelines

| | **3 Months Ended March 31, 2006** | 3 Months Ended March 31, 2005 | % Change |
|---|---|---|---|
| Throughput (mmbls/day) | **454.3** | 445.7 | 1.9 |
| Revenue | **$ 56.4** | $ 51.3 | 10.0 |
| Operating expenses | **22.8** | 20.9 | 8.9 |
| Net operating income | **33.6** | 30.3 | 10.7 |
| Capital expenditures | **11.6** | 7.5 | 46.9 |
| Operating expenses ($/bbl) | **0.52** | 0.48 | 8.3 |
| Average revenue ($/bbl) | **$ 1.28** | $ 1.19 | 7.6 |

Pembina transported an average of 454,300 barrels per day (bpd) on its conventional pipeline systems during the first quarter of 2006, up 3 percent from the 441,200 bpd transported during the previous three months and up 2 percent over the 445,700 bpd transported during the first quarter of 2005. Pembina's Alberta pipeline systems transported an average of 427,600 bpd during the first quarter, an increase of almost 3 percent compared to the 417,100 bpd shipped during the previous three months, and up slightly from the 423,000 bpd shipped during the first quarter of 2005. On the British Columbia (BC) systems, volumes of 26,700 bpd transported on the Western system during the first quarter of 2006 were higher than both the previous three months, at 24,100 bpd, and the first quarter of 2005 at 22,700 bpd.

Pembina's conventional pipelines have continued to benefit from record levels of oil and gas industry activity and increased production levels in some of its service areas. Several new connections and facility upgrades on the conventional systems brought incremental volumes that more than offset the natural production declines in these mature areas, continuing the upward trend in throughputs on the conventional systems which began in 2005. In particular, the connection of three new Nisku zone production facilities to the Pembina system increased throughputs in the first quarter of 2006, resulting in a significant year over year increase on that system and pushing throughputs to higher levels than seen in several years. By the end of the first quarter, throughput derived from these three new connections was approaching 10,000 bpd and the newly constructed facilities have been sized to meet producer-requested handling capacity of up to 36,000 bpd.

The conventional systems generated revenue of $56.4 million during the first three months of 2006, a 10 percent increase over the same period of 2005. Revenue earned by the Alberta systems during the first quarter of 2006 was 8 percent higher than the first quarter of 2005, at $48.3 million and $44.7 million, respectively. Average revenue on the Alberta systems of $1.26 per barrel during the first three months of the year was up 9 cents compared to the same period in 2005. Higher revenue on the Alberta systems was partially attributable to tariff increases that were effected on certain systems at the end of 2005 and during the first quarter of this year. The BC systems generated $8.1 million in revenue during the quarter, an increase of 23 percent over the $6.6 million generated during the first three months of 2005. Average revenue on the BC systems was $1.49 per barrel during the first quarter of 2006, compared to $1.28 per barrel during the same period of 2005. Increased revenue on the BC systems is attributable to increased volume transported on the Western system.

Pembina continued work on new connections and facility upgrades on the Alberta systems during the first quarter of 2006. Several major facility upgrades are currently under development on the Peace system with the combined potential to add incremental volume of 5,000 bpd by mid-year. Included in these developments is a new connection that commenced production late in the first quarter which Pembina believes has the potential to add 2,500 bpd of throughput. The Calven Pipeline connection to the Peace system is now mechanically complete and start up is scheduled for the second quarter of 2006. Pembina estimates that this connection will add an incremental 18,000 to 20,000 bpd with another 3,500 bpd in the fourth quarter of 2006.

**Oil Sands Infrastructure**

| | **3 Months Ended March 31, 2006** | 3 Months Ended March 31, 2005 | % Change |
|---|---|---|---|
| Contracted capacity (mmbls/day) | **389.0** | 389.0 | – |
| Revenue | **$ 14.8** | $ 12.2 | 21.1 |
| Operating expenses | **5.7** | 3.2 | 79.0 |
| Net operating income | **9.1** | 9.0 | 0.8 |
| Capital expenditures | **26.5** | 0.2 | |
| Operating expenses ($/bbl) | **0.30** | 0.22 | 36.4 |
| Average revenue ($/bbl) | **$ 0.78** | $ 0.83 | (6.0) |

During the first quarter of 2006, AOSPL generated revenue of $14.8 million on its contracted capacity of 389,000 bpd. Revenue was down slightly compared to the $15.3 million earned during the previous three months, but up over 20 percent compared to the $12.2 million generated during the first quarter of 2005 due to the flow through of higher operating costs. AOSPL revenue is contracted to recover operating costs and earn a return on the capital invested to provide the contracted capacity, and is therefore not impacted by throughput levels. AOSPL throughput volumes averaged 209,500 bpd during the first quarter, compared to 230,700 during the previous quarter and 162,400 bpd during the same period of 2005.

Pembina's two new oil sands infrastructure investments, the Cheecham Lateral and the Horizon Pipeline, are proceeding as expected. The Cheecham Lateral is under construction and is scheduled to be in service by the end of 2006. Negotiations on formal documentation for the Horizon Pipeline continued in the first quarter of 2006, and are nearing completion. Pembina recently placed an order for approximately $50 million of pipe in anticipation of commencing construction on this project (see "New Developments and Outlook").

**Midstream Business**

| | **3 Months Ended March 31, 2006** | 3 Months Ended March 31, 2005 | % Change |
|---|---|---|---|
| Revenue | $ 10.3 | $ 6.2 | 67.0 |
| Operating expenses | 1.1 | 0.9 | 25.5 |
| Net operating income | 9.3 | 5.3 | 73.6 |
| Capital expenditures | $ 0.4 | $ 0.1 | 300.0 |

Pembina's midstream business unit consists of its 50 percent interest in the Fort Saskatchewan Ethylene Storage Facility as well as the terminalling, storage and hub services. Pembina's 50 percent interest in the Fort Saskatchewan Ethylene Storage Facility generates fixed contracted returns over the term of the agreement that extends through June 2023. Along with stable, long-term cash flow, this asset provides diversification of Pembina's business into the petrochemical sector without corresponding commodity price exposure. Pembina continued to develop its terminalling, storage and hub services activities during the first quarter of 2006, as these services were implemented on the Swan Hills and Cremona systems. In addition, Pembina is continuing to develop similar services elsewhere on certain of the conventional systems.

The midstream business unit contributed revenue of $10.3 million during the first three months of 2006, a 67 percent increase over the first quarter of 2005 revenue of $6.2 million for this segment. The significant increase in revenue was mainly attributable to activities under the joint venture with Keyera Energy becoming fully operational during the first quarter of 2006.

## Expenses

Operating expenses totaled $29.6 million during the first quarter of 2006, compared to $25.0 million incurred during the same period of 2005. Over one-half of the increase in total operating costs during the quarter is attributable to AOSPL, where a routine internal inspection resulted in higher maintenance costs. Also, power costs on AOSPL increased significantly year over year, due to increased throughputs coupled with higher power rates. On a unit of throughput basis, operating costs on Pembina's conventional pipeline systems averaged 52 cents per barrel for the first quarter of 2006, compared to 48 cents per barrel during the same period of 2005. Increased costs on the conventional systems were partly attributable to the BC systems, where internal inspection and repair work increased maintenance expenses during the quarter. Increased volumes on some of the conventional pipeline systems resulted in higher power requirements.

The enhanced internal pipeline inspection program, which commenced in 2004, continued into 2006 with one of the three pipeline inspections planned for this year complete, with no critical issues identified. This program utilizes new crack detection technology and will be run on eight pipelines over a four-year period, at an estimated cost of $16 million. The program is scheduled for completion in 2007. The crack tool program augments Pembina's regularly scheduled preventative maintenance and pipeline integrity and is designed to provide further assurance of safe, reliable pipeline operations.

During the first quarter of 2006, general and administrative expenditures were $6.7 million, compared to $4.1 million in the first quarter of 2005. The increase is attributable to an increase in staffing levels related to growth in business operations, market-based salary increases, and an increase in short term and long term incentives, as Pembina responds to an increasingly competitive employment market.

## Cash Distributions

The Fund pays cash distributions on a monthly basis to Unitholders of record on the last calendar day of each month. Distributions are payable on the 15th day of the month following the record date. In late 2005 Pembina announced a 9 percent increase in its distribution objective, to an annual rate of $1.14 per Trust Unit commencing in January 2006. In the first quarter of 2006, the Fund declared distributions of $0.2850 per Trust Unit, or $33.6 million in aggregate, compared to $0.2625 per Trust unit, or $27.2 million in aggregate, paid in the first quarter of 2005. Under Canadian tax laws, a component of the Fund's cash distributions are taxable in the hands of the Unitholder, with the remaining portion a return of capital, unless held in a tax-deferred account. Pembina estimates that 75 percent of the distributions declared in 2006 will be taxable and 25 percent will be a return of capital for Canadian tax purposes. For purposes of calculating the capital gains upon disposition of the Trust Units, the amount considered a return of capital will reduce the Unitholders' adjusted cost base of each Trust Unit for Canadian tax purposes.

## Distributed Cash

| | **3 Months Ended March 31, 2006** | 3 Months Ended March 31, 2005 |
|---|---|---|
| Net earnings | **$ 20,150** | $ 14,553 |
| Add (deduct): | | |
| Depreciation and amortization | **21,567** | 20,568 |
| Accretion on asset retirement obligations | **351** | 254 |
| Future income tax reduction | **(6,003)** | (7,344) |
| Maintenance capital expenditures | **(422)** | (418) |
| Increase in distribution reserve | **(2,073)** | (371) |
| Distributed cash [1] | **$ 33,570** | $ 27,242 |
| Distributed cash per Trust Unit[1] | **$ 0.2850** | $ 0.2625 |
| Diluted distributed cash per Trust Unit[1] | **$ 0.2786** | $ 0.2548 |

[1] Refer to "Non-GAAP Measures" below.

Pembina maintains a notional distribution reserve in order to ensure stability over economic and industry cycles and to absorb the impact of material one-time events, therefore not all available cash is distributed to Unitholders. During the first quarter of 2006, $2.1 million was added to the distribution reserve, resulting in a notional amount of $17.2 million at March 31, 2006. The payout ratio during the first quarter of 2006 of 94 percent compares to 99 percent for the same period of 2005. Pembina estimates a full year payout ratio of approximately 90 percent in 2006, compared to 92 percent in 2005.

## Liquidity and Capital Resources

Pembina's bank facilities include an unsecured $230 million revolving credit facility and a $30 million operating line of credit. At March 31, 2006, Pembina had $142 million drawn, leaving $118 million of undrawn capacity on the $260 million in established bank facilities. These facilities are extendible annually by the lenders for 365-day periods, and have been extended to July 24, 2006. Should the lenders not extend these facilities in the future, the outstanding amounts will be repayable over three years with 25 percent of the principal due in equal quarterly payments over three years, and the balance due at the end of the term. Other debt includes $97 million in Secured Senior Notes due 2017, $175 million in Unsecured Senior Notes due 2014 and $75 million of Floating Rate Senior Notes due 2009. At March 31, 2006, Pembina had long-term debt of $489 million, compared to $465 million at December 31, 2005. This long-term debt, together with $158 million market value of outstanding convertible debentures, resulted in a ratio of debt to total enterprise value of 23 percent. This compares to a ratio of 27 percent at the end of 2005.

Net debt financing costs of $5.8 million were recorded during the first quarter of 2006, compared with $6.5 million during the first quarter of 2005. Interest rate exposure on Pembina's floating rate debt is managed utilizing interest rate swap instruments. At March 31, 2006, Pembina had interest rate swaps in place on a principal amount of $85 million at an average rate of 5.5 percent and an average term to maturity of 1.7 years. The mark-to-market value of

these instruments represented an unrealized loss of $0.1 million at March 31, 2006. As at the end of the first quarter of 2006, Pembina has fixed interest on approximately 73 percent of its long-term debt in order to minimize exposure to rising interest rates.

To finance committed capital projects, Pembina has arranged a private debt placement of $200 million, as described below, that will be drawn in September 2006. This, together with capacity available on the existing bank facilities and additional equity raised through the DRIP, will be sufficient to finance these projects.

Subsequent to the end of the first quarter of 2006, Pembina Pipeline Corporation, the Fund's primary operating subsidiary, announced that it has entered into an agreement with institutional investors in the United States and Canada providing for the private placement of $200 million of Senior Unsecured Notes. The notes will mature September 30, 2021 and will have a fixed interest rate of 5.58 percent. Closing of the placement is expected to occur on September 30, 2006.

Pembina's objective is to maintain favourable credit agency ratings. These rating systems recognize the stable profile of the Fund's assets and financial results, as well as the sustainability of the per Trust Unit distributions. The Dominion Bond Rating Service Ltd. (DBRS) has assigned Pembina Pipeline Income Fund a STA-2 (low) stability rating. DBRS's stability rating scale is from STA-1 to STA-7, with STA-1 representing the highest rating possible, and STA-7 the lowest. DBRS's rating system measures the volatility and sustainability of distributions per Trust Unit. Pembina Pipeline Corporation, the Fund's primary operating subsidiary, is also rated by DBRS, which has assigned a senior secured debt rating of 'BBB High' and a 'BBB' senior unsecured debt rating. Standard & Poor's (S&P) rates Pembina Pipeline Corporation as follows: 'BBB' long-term corporate credit with a stable outlook, 'BBB plus' senior secured debt and 'BBB' senior unsecured debt. According to S&P's rating system, debt instruments rated BBB have adequate protection parameters.

## Contractual Obligations

The Fund is committed to annual payments as follows:

| *($ thousands)* | | Payments Due By Period | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less than 1 year** | **1 - 3 years** | **4 - 5 years** | **After 5 years** |
| Office and vehicle leases | $ 12,308 | $ 2,932 | $ 4,467 | $ 2,967 | $ 1,942 |
| Long term debt | 489,096 | 11,582 | 230,937 | 15,686 | 230,891 |
| Convertible debentures | 102,527 | | 20,652 | 81,875 | |
| Total contractual obligations | $ 603,931 | $ 14,514 | $ 256,056 | $ 100,528 | $ 232,833 |

| **Capital Expenditures ($ millions)** | **3 Months Ended March 31, 2006** | 3 Months Ended March 31, 2005 |
|---|---|---|
| Development capital | | |
| Conventional Pipelines | **$ 11.6** | $ 7.5 |
| Oil Sands | **26.5** | 0.2 |
| Midstream | **0.4** | |
| Total development capital | **$ 38.5** | $ 7.7 |
| Maintenance capital | | |
| Conventional Pipelines | **$ 0.3** | $ 0.3 |
| Oil Sands | | |
| Midstream | **0.1** | 0.1 |
| Total maintenance capital | **$ 0.4** | $ 0.4 |
| Total capital expenditures | **$ 38.9** | $ 8.1 |

During the first three months of 2006, capital expenditures totaled $38.9 million, versus $8.1 million incurred during the same period of 2005. Essentially all of the capital spent during the first quarter was development capital, with $0.4 million in maintenance capital incurred on the conventional pipelines and midstream business. Of the $38.5 million in total development capital expended during the quarter, $26.5 million was incurred in oil sands infrastructure, including $24.0 million on the construction of the Cheecham Lateral and $2.3 million on the Horizon Pipeline. A total of $11.6 million of development capital was incurred on the conventional pipelines, which included $4.7 million on the Peace system and $4.0 million on the Western system in BC. Major costs on the Peace system included completion of the natural gas liquids pipeline interconnection between the Peace and Northern systems, and several major facility upgrades that are underway. In BC, the Western system Pine River crossing project, which was at risk of becoming exposed after the record rainfalls of 2005, is underway and accounted for $1.9 million. Development capital is currently financed utilizing existing credit facilities and Pembina's distribution reinvestment plan, whereas maintenance capital is financed from Pembina's operating cash flow. Committed capital expenditures will be financed utilizing existing credit facilities and proceeds from the DRIP.

### Trust Unit and Convertible Debenture Information

The Fund's Premium Distribution, Distribution Reinvestment and Optional Cash Purchase Plan raised $13.3 million during the first quarter of 2006 through the issuance of 831,000 Trust Units, compared with $5.0 million in first quarter of 2005 through the issuance of 385,766 Trust Units. The plan continues to attract significant Unitholder interest, and targeted plan proceeds for 2006 have been adjusted to $75 million. Plan proceeds will be directed towards debt repayment and funding Pembina's 2006 capital program.

The Fund's Trust Units, together with both of the two remaining series of convertible debentures, are traded on the Toronto Stock Exchange.

| | **Apr. 24, 2006** | March 31, 2006 | March 31, 2005 |
|---|---|---|---|
| Trust Units Outstanding | **120,239,483** | 119,816,422 | 104,127,174 |
| Average Daily Volume (Units per day) | **254,400**[1] | 253,800 | 190,400 |
| Unit Trading Price ($/Unit) [3] | **$ 17.45** | $ 18.05 | $ 13.18 |
| Principal Amount of Debentures Outstanding ($millions) | **$ 106.7**[2] | $ 106.9 | $ 256.7 |
| 8.25% Convertible Debentures Trading Price [3] | **$ 0** | $ 0 | $ 145.00 |
| 7.50% Convertible Debentures Trading Price [3] | **$ 164.00** | $ 171.30 | $ 124.00 |
| 7.35% Convertible Debentures Trading Price [3] | **$ 137.26** | $ 144.00 | $ 109.00 |
| Total Market Value of Securities Outstanding ($millions) [3] | **$ 2,250.2** | $ 2,322.0 | $ 1,660.0 |
| Pembina's convertible debentures are convertible to Trust Units at conversion prices of ($/Unit): | | | |
| 7.50% Convertible Debentures maturing June 30, 2007 | | $ 10.50 | |
| 7.35% Convertible Debentures maturing December 31, 2010 | | $ 12.50 | |

1 Based on the 15 trading days from April 3 to April 24, 2006, inclusive.

2 Full conversion to Trust Units of the remaining principal amount of the two remaining debenture issues as at April 24, 2006 would result in the issuance of 8.9 million Trust Units.

3 Based on closing values as at April 24, 2006, March 31, 2006 and March 31, 2005. The 8.25% Convertible Debentures matured on March 31, 2006.

## Critical Accounting Estimates and Changes in Accounting Principles and Practices

There were no changes in Pembina's critical accounting estimates or principles and practices that affected the disclosure of or the accounting for its operations for the quarter ended March 31, 2006. Such critical accounting estimates are presented in Management's Discussion and Analysis for the year ended December 31, 2005.

## New Developments and Outlook

Pembina continued to reverse the historical trend of declining throughputs on its conventional pipelines during the first quarter of 2006, as new connections and facility upgrades brought incremental volumes which more than offset the natural production declines in these mature producing regions. Pembina expects that strong operating results produced by the conventional assets, together with the growth in oil sands infrastructure and the continued development of midstream business initiatives, will result in improved results in 2006.

Pembina's conventional pipeline business continued to benefit from the record setting level of oil and natural gas industry activity in many of its service areas, contributing to Pembina's stronger aggregate operating performance during the quarter. Renewed industry development of the Nisku zone in south-central Alberta has resulted in a material increase in projected receipts on the Pembina system for 2006 and beyond. In addition to the 2005 expansion of a truck unloading facility on the Peace system, Pembina completed the new natural gas liquids (NGL) interconnection between the Peace and Northern pipelines during the fourth quarter of 2005. This interconnection creates an incremental 25,000 bpd of carrying capacity on the Peace system, which will be available to transport NGL production that is projected to increase in northwestern Alberta during 2006. Several additional projects are currently under development on the Peace system, with the combined potential to add incremental throughput volume of 5,000 bpd by mid-2006.

Further development of Pembina's terminalling, storage and hub services operations are ongoing. Pembina is actively evaluating opportunities to establish these services across our conventional pipeline systems as resources and expertise are developed. As this new business is rolled out, Pembina anticipates the midstream unit to become a significant source of revenue. Leveraging existing infrastructure assets and market position to create these new revenue streams further diversifies Pembina's business and extends the economic life of our conventional asset base.

The two new investments in oil sands infrastructure announced in 2005 continue to progress. Construction of the $42 million Cheecham Lateral is well underway and the project is scheduled to be in service by the end of 2006. Once complete, the Cheecham Lateral will have the capacity to transport 136,000 bpd of synthetic crude oil from Pembina's existing AOSPL system to a new terminalling facility near Cheecham, Alberta. The Horizon Pipeline is proceeding as expected, with formal agreements nearing execution and construction expected to commence later this year. The Horizon Pipeline will provide exclusive transportation to Canadian Natural Resources Limited's Horizon Oil Sands project, located 70 kilometers north of Fort McMurray, Alberta. This service is scheduled to be operational by mid 2008, at an estimated cost of $300 million. Together, the Horizon Pipeline and Cheecham Lateral initiatives will elevate Pembina to among the largest of the oil sands infrastructure players and position Pembina to capture further growth in this area.

Pembina recently announced that it has entered into a Development Support Agreement ("DSA") for a Condensate project with a syndicate of shippers. The proposed project involves the establishment of a marine terminal in Kitimat, British Columbia and construction and operation of a proposed pipeline and related facilities capable of transporting 100,000 bpd of imported condensate from Kitimat, British Columbia for delivery to Pembina's Western system near Prince George, British Columbia, where the condensate can access Pembina's network of provincial and interprovincial pipelines. Pembina believes that this project could represent an attractive transportation solution for shippers seeking to satisfy demand for diluent required in the transportation of heavy oil sands production.

Pembina is continuing to explore the potential associated with miscible carbon dioxide ("$CO_2$") flooding, a method of enhanced oil recovery. Several producer $CO_2$ pilot projects are currently underway in western Canada. This longer-term prospect has potential to significantly increase production in several of the crude oil producing fields delivering into Pembina's Alberta conventional pipelines. These fields, located in Pembina's Swan Hills, Redwater and Pembina service areas, have been identified by industry as being potentially amenable to the application of this technology. In addition to the potential for incremental volumes on our existing pipelines, Pembina may also have the opportunity to participate in the construction of new $CO_2$ pipelines utilizing its existing network of right of ways.

During 2005, S&P named the 72 trusts selected for inclusion in the S&P/TSX Composite Index. These issuers, including Pembina, were added to the index at a 50 percent weighting in December 2005, and the remaining 50 percent market weight of income trusts was added to the Index following market close on March 17th.

Over Pembina's eight years as a publicly traded income fund, Pembina has established a reputation for stable operations and a record of consistent and growing distributions to Unitholders. Since our initial public offering in October 1997, Pembina has distributed a total of $723 million, or $8.54 per Trust Unit, on a $10 per unit original issue price. We have met our distribution objective in each year of our public history. For the twelve months ended March 31, 2006, Pembina generated a total return of 45 percent. Growth in all three of our business units enabled a 9 percent increase in our distribution rate effective January 2006, and the breadth of tangible and prospective growth opportunities currently under development across all of our business segments lend confidence in our continuing ability to meet our objectives.

**Risk Factors**

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of the Fund. Such risk factors are presented in Management's Discussion and Analysis for the year ended December 31, 2005, and in the Fund's Annual Information Form for the year ended December 31, 2005. See "Additional Information" below.

## Selected Quarterly Information

| (unaudited) | 2006 | 2005 | | | | 2004 | | |
|---|---|---|---|---|---|---|---|---|
| ($ thousands, except where noted) | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 |
| Revenue | 81,506 | 77,644 | 73,100 | 70,120 | 69,658 | 71,840 | 70,974 | 67,283 |
| Operating expenses | 29,572 | 28,520 | 24,480 | 24,763 | 24,973 | 25,279 | 25,481 | 27,727 |
| EBITDA [1] | 44,732 | 45,027 | 44,558 | 40,207 | 39,738 | 42,490 | 40,694 | 36,386 |
| Net earnings | 20,150 | 21,705 | 19,778 | 14,373 | 14,553 | 15,374 | 15,112 | 11,336 |
| Net earnings per Trust Unit ($/Unit): | | | | | | | | |
| Basic and diluted | 0.17 | 0.19 | 0.18 | 0.14 | 0.14 | 0.15 | 0.15 | 0.11 |
| Distributed cash [1] | 33,570 | 29,667 | 29,099 | 27,474 | 27,242 | 26,939 | 26,645 | 26,420 |
| Distributed cash per Trust Unit ($/Unit): [1] | | | | | | | | |
| Basic | 0.2850 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 |
| Diluted | 0.2786 | 0.2526 | 0.2599 | 0.2556 | 0.2548 | 0.2547 | 0.2529 | 0.2546 |
| Trust Units outstanding (thousands): | | | | | | | | |
| Weighted average (basic) | 117,784 | 113,019 | 110,845 | 104,669 | 103,776 | 102,622 | 101,502 | 100,647 |
| Weighted average (diluted) | 129,692 | 128,254 | 128,632 | 126,104 | 125,679 | 125,384 | 124,575 | 123,581 |
| End of period | 119,816 | 113,897 | 111,938 | 104,949 | 104,127 | 102,933 | 101,874 | 100,902 |

[1] Refer to "Non-GAAP Measures" below.

Pembina's stable operations typically produce limited variability in quarterly results. However, continued growth in Pembina's underlying asset base has generally resulted in increased revenues, expenses and cash flows over the last eight quarters. Variations in this trend result from one-time events and expected seasonal factors which impact oil and gas production, occurring most frequently during the second quarter of each year.

## Additional Information

Additional information relating to Pembina Pipeline Income Fund, including the Fund's Annual Information Form and financial statements, can be found on the Fund's profile on the SEDAR website at www.sedar.com.

## Non-GAAP Measures

*Throughout this MD&A the Fund and Pembina use the term "distributed cash" to refer to the amount of cash that has been or is to be available for distribution to the Fund's Unitholders. "Distributed cash" is not a measure recognized by Canadian generally accepted accounting principles (GAAP). Therefore, distributed cash of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that distributed cash should not be construed as an alternative to net earnings, cash from operating activities or other measures of financial performance calculated in accordance with GAAP as an indicator of the Fund's performance.*

*Further, the use of terms "EBITDA" (earnings before interest, taxes, depreciation and amortization), "net operating income" and "enterprise value" are not recognized under Canadian GAAP. Management believes that in addition to earnings, EBITDA, net operating income and enterprise value are useful measures. They provide an indication of the results generated by the Fund's business activities prior to consideration of how activities were financed or how the results are taxed and, in the case of enterprise value, the aggregate value of the Fund. Investors should be cautioned, however, that EBITDA, net operating income and enterprise value should not be construed as an alternative to net earnings, cash flows from operating activities or other measures of financial performance determined in accordance with GAAP as an indicator of the Fund's performance. Furthermore, these measures may not be comparable to similar measures presented by other issuers.*

## Forward-Looking Information and Statements

*The information contained in this Management's Discussion and Analysis contains certain forward-looking statements and information that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements and information can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets", "believes", "estimates", "continue", " designed", "objective" and similar expressions. In particular, this Management's Discussion and Analysis contains forward-looking statements with respect to: future stability and sustainability of cash distributions to Unitholders; ongoing expansions of and additions to our asset base; future growth and growth potential in Pembina oil sands and midstream operations; potential revenue enhancement; continued high levels of oil and gas activity and increased oil and gas production in proximity to our pipelines and other assets; additional throughput potential on additional connections; expected project start-up and construction dates; completion of formal documentation on the Horizon Project; future distribution, payout ratios and taxation of distributions; the completion of a private placement of Senior Notes; future capital expenditure requirements; the future development of the condensate project and* $CO_2$ *flooding. These statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, tax laws and treatment, fluctuations in operating results, the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments, construction delays and labour and material shortages, and certain other risks detailed from time to time in the Fund's public disclosure documents. The Fund believes the expectations reflected in these forward-looking statements and information are reasonable as of the date hereof but no assurance can be given that these expectations will prove to be correct. Undue reliance should not be placed on these forward-looking statements and information as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Such forward-looking statements and information are expressly qualified by the above statements. The Fund does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.*

# consolidated balance sheets

(In thousands of dollars)

| | March 31 2006 (Unaudited) | Dec. 31 2005 (Audited) |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash | $ 419 | $ |
| Accounts receivable | 28,166 | 31,021 |
| | 28,585 | 31,021 |
| Property, plant and equipment | 1,188,845 | 1,161,691 |
| Goodwill and other | 370,329 | 366,416 |
| | $ 1,587,759 | $ 1,559,119 |
| **Liabilities and Unitholders' Equity** | | |
| Current liabilities: | | |
| Bank indebtedness | $ | $ 7,311 |
| Accounts payable and accrued liabilities | 22,802 | 18,489 |
| Distributions payable to Unitholders | 11,383 | 9,966 |
| Current portion of long-term debt | 11,582 | 7,968 |
| Current portion of convertible debentures | | 8,000 |
| | 45,767 | 51,734 |
| Long-term debt | 477,514 | 456,094 |
| Convertible debentures | 102,527 | 150,040 |
| Asset retirement obligations | 28,845 | 19,716 |
| Future income taxes | 131,920 | 137,923 |
| | 786,573 | 815,507 |
| Unitholders' equity: | | |
| Trust Units (note 3) | 1,144,531 | 1,073,537 |
| Earnings to date | 378,294 | 358,144 |
| Distributions to date | (721,639) | (688,069) |
| | 801,186 | 743,612 |
| | $ 1,587,759 | $ 1,559,119 |

*See accompanying notes to the consolidated financial statements*

# consolidated statements of earnings

*(Unaudited)*

(In thousands of dollars, except per Trust Unit amounts)

| | 3 Months Ended March 31, 2006 | 3 Months Ended March 31, 2005 |
|---|---|---|
| Revenues: | | |
| Conventional pipelines | $ 56,409 | $ 51,287 |
| Oil Sands | 14,751 | 12,174 |
| Midstream | 10,346 | 6,197 |
| | 81,506 | 69,658 |
| Expenses: | | |
| Operations | 29,572 | 24,973 |
| General and administrative | 6,720 | 4,116 |
| Management fee | 508 | 265 |
| Depreciation and amortization | 21,567 | 20,568 |
| Accretion on asset retirement obligations | 351 | 254 |
| Other | (27) | 566 |
| | 58,691 | 50,742 |
| Earnings before interest and taxes | 22,815 | 18,916 |
| Interest on long-term debt | 5,802 | 6,531 |
| Interest on convertible debentures | 2,560 | 4,776 |
| Earnings before taxes | 14,452 | 7,609 |
| Capital and income taxes | (305) | (400) |
| Future income tax reduction | 6,003 | 7,344 |
| Net earnings | 20,150 | 14,553 |
| Earnings to date, beginning of period | 358,144 | 287,735 |
| Earnings to date, end of period | $ 378,294 | $ 302,288 |
| Earnings per Trust Unit | | |
| Basic and diluted | $ 0.17 | $ 0.14 |

*See accompanying notes to the consolidated financial statements*

# consolidated statement of cash flows

(Unaudited)

(In thousands of dollars)

| | 3 Months Ended March 31, 2006 | 3 Months Ended March 31, 2005 |
|---|---|---|
| Cash provided by (used in): | | |
| Operating activities: | | |
| Net earnings | **$ 20,150** | $ 14,553 |
| Items not involving cash: | | |
| Depreciation and amortization | **21,567** | 20,568 |
| Accretion on asset retirement obligations | **351** | 254 |
| Future income tax reduction | **(6,003)** | (7,344) |
| Employee future benefits expense | **342** | 855 |
| Other | **90** | 90 |
| Employee future benefits contributions | **(1,675)** | (1,167) |
| Changes in non-cash working capital | **9,442** | 8,791 |
| Cash flow from operations | **44,264** | 36,600 |
| Financing activities: | | |
| Bank borrowings | **26,385** | (4,388) |
| Issue costs of senior secured notes | **(3,705)** | |
| Repayment of senior secured notes | **(1,351)** | |
| Issue of Trust Units on exercise of options | **2,175** | 2,745 |
| Issue of Trust Units | **13,306** | 5,000 |
| Distributions to Unitholders - current year | **(22,188)** | (18,131) |
| Distributions to Unitholders - prior year | **(9,966)** | (9,007) |
| | **4,656** | (23,781) |
| Investing activities: | | |
| Capital expenditures | **(38,907)** | (8,110) |
| Changes in non-cash working capital | **(2,283)** | (554) |
| | **(41,190)** | (8,664) |
| Change in cash | **7,730** | 4,155 |
| Bank indebtedness, beginning of period | **(7,311)** | (2,971) |
| Cash, end of period | **$ 419** | $ 1,184 |
| Other cash disclosures: | | |
| Interest on long-term debt paid | **$ (4,602)** | $ (4,089) |
| Interest on convertible debentures paid | **$ (240)** | $ (437) |
| Taxes paid | **$ (215)** | $ (444) |

*See accompanying notes to the consolidated financial statements*

Notes to the consolidated financial statements:
(Tabular amounts in thousands of dollars, except per Trust Unit amounts)

1. **Significant accounting policies:**

The interim consolidated financial statements of Pembina Pipeline Income Fund ("the Fund") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2005. The disclosure provided below is incremental to that included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Fund's annual report for the year ended December 31, 2005.

2. **Business segments:**

The Fund conducts its operations through three operating segments: Conventional Pipelines, Oil Sands Infrastructure and Midstream Business.

Conventional Pipelines consists of the tariff based operations of pipelines and related facilities to deliver crude oil, condensates and natural gas liquids in Alberta and British Columbia.

Oil Sands Infrastructure consists of the AOSPL system, the partially completed Cheecham Lateral and the Horizon Pipeline. As at March 31, 2006, only the AOSPL system was operational.

Midstream Business consists of the Fund's direct and indirect interest in the Fort Saskatchewan Ethylene Storage Partnership (the "Partnership") and terminalling, storage and hub services.

The financial results of the business segments are as follows:

| | Conventional Pipelines | Oil Sands Infrastructure | Midstream Business | 2006 Total |
|---|---|---|---|---|
| **Three months ended March 31, 2006** | | | | |
| Revenues: | | | | |
| Pipeline transportation | $ 56,409 | $ 14,751 | $ | $ 71,160 |
| Terminalling, storage and hub services | | | 10,346 | 10,346 |
| Revenue before expenses | 56,409 | 14,751 | 10,346 | 81,506 |
| Expenses: | | | | |
| Operations | 22,810 | 5,685 | 1,077 | 29,572 |
| General and administrative | 6,021 | 314 | 385 | 6,720 |
| Management fee | 508 | | | 508 |
| Depreciation and amortization | 16,797 | 2,476 | 2,294 | 21,567 |
| Accretion on asset retirement obligations | 334 | 17 | | 351 |
| Other | (27) | | | (27) |
| | 46,443 | 8,492 | 3,756 | 58,691 |
| Earnings before interest and taxes | $ 9,966 | $ 6,259 | $ 6,590 | $ 22,815 |
| Property, plant and equipment | $ 746,152 | $ 322,620 | $ 120,073 | $ 1,188,845 |
| Goodwill and other | $ 212,310 | $ 28,300 | $ 129,719 | $ 370,329 |

| | Conventional Pipelines | Oil Sands Infrastructure | Midstream Business | 2005 Total |
|---|---|---|---|---|
| **Three months ended March 31, 2005** | | | | |
| Revenues: | | | | |
| Pipeline transportation | $ 51,287 | $ 12,174 | $ | $ 63,461 |
| Terminalling, storage and hub services | | | 6,197 | 6,197 |
| Revenue before expenses | 51,287 | 12,174 | 6,197 | 69,658 |
| Expenses: | | | | |
| Operations | 20,939 | 3,176 | 858 | 24,973 |
| General and administrative | 3,811 | 305 | | 4,116 |
| Management fee | 265 | | | 265 |
| Depreciation and amortization | 15,762 | 2,512 | 2,294 | 20,568 |
| Accretion on asset retirement obligations | 240 | 14 | | 254 |
| Other | 566 | | | 566 |
| | 41,583 | 6,007 | 3,152 | 50,742 |
| Earnings before interest and taxes | $ 9,704 | $ 6,167 | $ 3,045 | $ 18,916 |
| Property, plant and equipment | $ 749,728 | $ 298,601 | $ 103,774 | $ 1,152,103 |
| Goodwill and other | $ 199,124 | $ 28,300 | $ 133,365 | $ 360,789 |

3. **Trust Units:**

The Fund is authorized to create and issue an unlimited number of Trust Units.

| | Trust Units | Amount |
|---|---|---|
| Balance, January 1, 2005 | 102,933,221 | $ 941,902 |
| Exercise of Trust Unit options | 644,039 | 6,762 |
| Debenture conversions | 8,033,423 | 93,623 |
| Distribution Reinvestment Plan | 2,286,319 | 31,250 |
| Balance, December 31, 2005 | 113,897,002 | 1,073,537 |
| Exercise of Trust Unit options | 186,766 | 2,175 |
| Debenture conversions | 4,901,105 | 55,513 |
| Distribution Reinvestment Plan | 831,549 | 13,306 |
| Balance, March 31, 2006 | 119,816,422 | $ 1,144,531 |

The net earnings per Trust Unit are based on earnings available to Unitholders and the weighted average Trust Units outstanding for the period. The earnings available to Unitholders for the first quarter was $20.2 million (2005 - $14.6 million). The weighted average Trust Units outstanding for the first quarter were 117,784,000 Units (2005 - 103,776,000).

The diluted earnings per Trust Unit are based on net earnings and the weighted average Trust Units outstanding adjusted for the dilutive effect of convertible debentures and employee Trust Unit options. The net earnings for the first quarter was $22.7 million (2005 - $19.3 million). In computing diluted earnings per Trust Unit, 11,908,000 Trust Units (2005 - 21,903,000) were added to the weighted average Trust Units outstanding for the first quarter for the dilutive effect of convertible debentures and employee Trust Unit options. Diluted earnings per Trust Unit are not disclosed as the amounts are anti-dilutive. At March 31, 2006, 1,016,059 options (March 31, 2005 - 868,936) were outstanding and exercisable at a weighted average price of $12.07 (March 31, 2005 - $9.76).

**4. Subsequent Event**

On April 18, 2006, Pembina Pipeline Corporation, the principal operating subsidiary of the Fund, announced that it has entered into an agreement with institutional investors in the United States and Canada providing for the issuance, by way of private placement, of C$200 million of Senior Unsecured Notes. The Notes will mature September 30, 2021 and will bear interest at a fixed rate of 5.58%. Closing of the offering is anticipated to occur on or about September 30, 2006, and the net proceeds from the offering will be used to repay existing bank debt and for general corporate purposes.

**Exchange Listing and Trading Symbols:**

The Toronto Stock Exchange
Trust Units Symbol: **PIF.UN**
7.50% Convertible Debentures Symbol: **PIF.DB.A**
7.35% Convertible Debentures Symbol: **PIF.DB.B**

**Trustee, Registrar and Transfer Agent:**

Computershare Trust Company of Canada
Shareholder Communications:
1-888-267-6555

**Corporate Office:**

700 – 9th Avenue S.W.
P.O. Box 1948
Calgary, Alberta T2P 2M7
Telephone: (403) 231-7500
Fax: (403) 237-0254

**Investor Information:**

e-mail: investor-relations@pembina.com

Telephone: (403) 231-7500
1-888-428-3222

Fax: (403) 691-7356

Website: www.pembina.com

**Quarterly Results Webcast:**

A live internet broadcast of Pembina's First Quarter 2006 Results conference call is scheduled for April 27, 2006 at 2:00 p.m. Calgary (4:00 p.m. Eastern, 1:00 p.m. Pacific). Those wishing to access the webcast are invited to visit Pembina's website located at www.pembina.com, or the host site at www.newswire.ca/webcast. An archive of the call will be available on-line for 90 days following the broadcast date.

**Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan:**

Pembina offers a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan to eligible Unitholders of Pembina Pipeline Income Fund.

The Plan allows participants an opportunity to:

- reinvest distributions into Trust Units at a 5 percent discount to a weighted average market price, under the distribution reinvestment component of the Plan; or,
- realize 2 percent more cash on their distributions, under the premium distribution component of the Plan;
- eligible Unitholders may also make optional Trust Unit purchases at the weighted average market price.

A brochure, detailing administration of the Plan and eligibility and enrolment information, is available on-line on Pembina's web site located at www.pembina.com, or call 1-888-428-3222 to receive a copy by mail. Unitholders wishing to enroll in the Plan are asked to contact their broker, investment dealer, financial institution or other nominee through which the Trust Units are held.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, such as loss of market, regulatory matters, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources. See "Forward-Looking Information and Statements" presented in the Management's Discussion and Analysis contained in this document for additional information.

PEMBINA

## CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, PETER D. ROBERTSON, Vice President, Finance and Chief Financial Officer of Pembina Management Inc., as Administrator of Pembina Pipeline Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Pembina Pipeline Income Fund, (the issuer) for the interim period ending March 31, 2006.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: April 25, 2006



[Signed, Peter D. Robertson]

Peter D. Robertson
Vice President, Finance and Chief Financial Officer
Pembina Management Inc.

**CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD**

I, ROBERT B. MICHALESKI, President and Chief Executive Officer of Pembina Management Inc., as Administrator of Pembina Pipeline Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Pembina Pipeline Income Fund, (the issuer) for the interim period ending March 31, 2006.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: April 25, 2006

[Signed, Robert B. Michaleski)

Robert B. Michaleski
President and Chief Executive Officer
Pembina Management Inc.

| **HIGHLIGHTS**[1] *($ millions except where noted)* | **3 Months Ended March 31, 2006** | 3 Months Ended March 31, 2005 | % Change |
|---|---|---|---|
| Average Throughput - Conventional (mbbls/day) | 454.3 | 445.7 | 1.9 |
| Contractual Capacity - Oil Sands (mbbls/day) | 389.0 | 389.0 | - |
| Total Volumes | 843.3 | 834.7 | 1.0 |
| Capital Expenditures | 38.9 | 8.1 | 379.7 |
| Revenue | 81.5 | 69.7 | 17.0 |
| Operating Expenses | 29.6 | 25.0 | 18.4 |
| Net Operating Income[2] | 51.9 | 44.7 | 16.2 |
| General & Administrative Expense | 6.7 | 4.1 | 63.3 |
| Interest Expense | 5.8 | 6.5 | (11.2) |
| Distributed Cash[2] | 33.6 | 27.2 | 23.2 |
| $ Per Trust Unit | $0.2850 | $0.2625 | 8.6 |

[1] This first quarter 2006 Interim Report to Unitholders reports unaudited results of the Fund for the three months ended March 31, 2006.

[2] Refer to "Non-GAAP Measures" below.

## Management's Discussion and Analysis

*This Management's Discussion and Analysis (MD&A) is dated April 26, 2006 and is supplementary to, and should be read in conjunction with, the unaudited comparative interim financial statements and notes of Pembina Pipeline Income Fund (the Fund) as at and for the three months ended March 31, 2006, along with the Fund's Management's Discussion and Analysis and audited financial statements and notes for the year ended December 31, 2005.*

*This MD&A has been reviewed and approved by both the Audit Committee of the Board of Directors and by the Board of Directors. All amounts are listed in Canadian dollars unless otherwise specified.*

### *Fund Description*

Pembina Pipeline Income Fund is among the predominant issuers in the Canadian energy infrastructure trust sector. Pembina's extensive network of conventional liquids feeder pipelines, and growing presence in the oil sands and midstream sectors, provide an integral service to the western Canadian energy industry. This balanced portfolio of high quality, long-life energy infrastructure assets supports the stability and sustainability of the Fund.

Pembina Pipeline Income Fund, an unincorporated open-ended trust, pays monthly cash distributions to Unitholders. Pembina's publicly traded securities trade on the Toronto Stock Exchange under the symbols: PIF.UN - Trust Units; PIF.DB.A - 7.50% convertible debentures, and PIF.DB.B - 7.35% convertible debentures. Pembina's corporate head office is located in Calgary, Alberta.

### *Fund Strategy*

Pembina's principal objective is to provide a stable stream of distributions to Unitholders that are sustainable over the long term while pursuing opportunities for enhancement through accretive growth. We believe the most prudent manner to achieve this objective is to maintain and to develop assets around our hydrocarbon-liquids services business within western Canada. We plan to develop this business through the continuous improvement and ongoing expansion of our asset base and the acquisition of quality energy infrastructure assets. To Pembina, "quality" means assets that are imbued with inherent competitive advantages, which are under long-term contract with credit-worthy customers, and either service or are in close proximity to long-life and economic hydrocarbon reserves. This strategy is designed to generate stable or increasing per-unit cash distributions to Pembina's Unitholders over the long term.

Pembina structures its business in three segments: conventional pipelines, oil sands infrastructure and midstream business. Pembina's primary objective for its conventional assets is the maintenance of operating margin contribution while pursuing opportunities for throughput and revenue enhancement. Margins are maintained through the use of toll management, strict adherence to control of operating costs and asset rationalization. By offering cost-effective, competitively positioned and reliable transportation services to our customers, we strive to continue to attract new business.

Pembina will continue to use its uniquely positioned oil sands infrastructure and operating knowledge to pursue future opportunities. The fully contracted and long term returns generated by these assets provide a secure stream of stable cash flow to the Fund, and further expansion of Pembina's business interests in this area is considered a key objective.

In its midstream business, Pembina will continue to roll out new services over certain conventional pipeline systems. Pembina anticipates that this integration strategy will produce significant benefits to both our customers and Unitholders of the Fund, by expanding the range of services offered, extending the economic life of our asset base and providing substantial revenue enhancement potential.

## Results from Operations

### Conventional Pipelines

| | **3 Months Ended March 31, 2006** | 3 Months Ended March 31, 2005 | % Change |
|---|---|---|---|
| Throughput (mmbls/day) | **454.3** | 445.7 | 1.9 |
| Revenue | **$ 56.4** | $ 51.3 | 10.0 |
| Operating expenses | **22.8** | 20.9 | 8.9 |
| Net operating income | **33.6** | 30.3 | 10.7 |
| Capital expenditures | **11.6** | 7.5 | 46.9 |
| Operating expenses ($/bbl) | **0.52** | 0.48 | 8.3 |
| Average revenue ($/bbl) | **$ 1.28** | $ 1.19 | 7.6 |

Pembina transported an average of 454,300 barrels per day (bpd) on its conventional pipeline systems during the first quarter of 2006, up 3 percent from the 441,200 bpd transported during the previous three months and up 2 percent over the 445,700 bpd transported during the first quarter of 2005. Pembina's Alberta pipeline systems transported an average of 427,600 bpd during the first quarter, an increase of almost 3 percent compared to the 417,100 bpd shipped during the previous three months, and up slightly from the 423,000 bpd shipped during the first quarter of 2005. On the British Columbia (BC) systems, volumes of 26,700 bpd transported on the Western system during the first quarter of 2006 were higher than both the previous three months, at 24,100 bpd, and the first quarter of 2005 at 22,700 bpd.

Pembina's conventional pipelines have continued to benefit from record levels of oil and gas industry activity and increased production levels in some of its service areas. Several new connections and facility upgrades on the conventional systems brought incremental volumes that more than offset the natural production declines in these mature areas, continuing the upward trend in throughputs on the conventional systems which began in 2005. In particular, the connection of three new Nisku zone production facilities to the Pembina system increased throughputs in the first quarter of 2006, resulting in a significant year over year increase on that system and pushing throughputs to higher levels than seen in several years. By the end of the first quarter, throughput derived from these three new connections was approaching 10,000 bpd and the newly constructed facilities have been sized to meet producer-requested handling capacity of up to 36,000 bpd.

The conventional systems generated revenue of $56.4 million during the first three months of 2006, a 10 percent increase over the same period of 2005. Revenue earned by the Alberta systems during the first quarter of 2006 was 8 percent higher than the first quarter of 2005, at $48.3 million and $44.7 million, respectively. Average revenue on the Alberta systems of $1.26 per barrel during the first three months of the year was up 9 cents compared to the same period in 2005. Higher revenue on the Alberta systems was partially attributable to tariff increases that were effected on certain systems at the end of 2005 and during the first quarter of this year. The BC systems generated $8.1 million in revenue during the quarter, an increase of 23 percent over the $6.6 million generated during the first three months of 2005. Average revenue on the BC systems was $1.49 per barrel during the first quarter of 2006, compared to $1.28 per barrel during the same period of 2005. Increased revenue on the BC systems is attributable to increased volume transported on the Western system.

Pembina continued work on new connections and facility upgrades on the Alberta systems during the first quarter of 2006. Several major facility upgrades are currently under development on the Peace system with the combined potential to add incremental volume of 5,000 bpd by mid-year. Included in these developments is a new connection that commenced production late in the first quarter which Pembina believes has the potential to add 2,500 bpd of throughput. The Calven Pipeline connection to the Peace system is now mechanically complete and start up is scheduled for the second quarter of 2006. Pembina estimates that this connection will add an incremental 18,000 to 20,000 bpd with another 3,500 bpd in the fourth quarter of 2006.

**Oil Sands Infrastructure**

| | **3 Months Ended March 31, 2006** | 3 Months Ended March 31, 2005 | % Change |
|---|---|---|---|
| Contracted capacity (mmbls/day) | **389.0** | 389.0 | – |
| Revenue | **$ 14.8** | $ 12.2 | 21.1 |
| Operating expenses | **5.7** | 3.2 | 79.0 |
| Net operating income | **9.1** | 9.0 | 0.8 |
| Capital expenditures | **26.5** | 0.2 | |
| Operating expenses ($/bbl) | **0.30** | 0.22 | 36.4 |
| *Average revenue ($/bbl)* | **$ 0.78** | $ 0.83 | (6.0) |

During the first quarter of 2006, AOSPL generated revenue of $14.8 million on its contracted capacity of 389,000 bpd. Revenue was down slightly compared to the $15.3 million earned during the previous three months, but up over 20 percent compared to the $12.2 million generated during the first quarter of 2005 due to the flow through of higher operating costs. AOSPL revenue is contracted to recover operating costs and earn a return on the capital invested to provide the contracted capacity, and is therefore not impacted by throughput levels. AOSPL throughput volumes averaged 209,500 bpd during the first quarter, compared to 230,700 during the previous quarter and 162,400 bpd during the same period of 2005.

Pembina's two new oil sands infrastructure investments, the Cheecham Lateral and the Horizon Pipeline, are proceeding as expected. The Cheecham Lateral is under construction and is scheduled to be in service by the end of 2006. Negotiations on formal documentation for the Horizon Pipeline continued in the first quarter of 2006, and are nearing completion. Pembina recently placed an order for approximately $50 million of pipe in anticipation of commencing construction on this project (see "New Developments and Outlook").

**Midstream Business**

| | **3 Months Ended March 31, 2006** | 3 Months Ended March 31, 2005 | % Change |
|---|---|---|---|
| Revenue | $ 10.3 | $ 6.2 | 67.0 |
| Operating expenses | 1.1 | 0.9 | 25.5 |
| Net operating income | 9.3 | 5.3 | 73.6 |
| Capital expenditures | $ 0.4 | $ 0.1 | 300.0 |

Pembina's midstream business unit consists of its 50 percent interest in the Fort Saskatchewan Ethylene Storage Facility as well as the terminalling, storage and hub services. Pembina's 50 percent interest in the Fort Saskatchewan Ethylene Storage Facility generates fixed contracted returns over the term of the agreement that extends through June 2023. Along with stable, long-term cash flow, this asset provides diversification of Pembina's business into the petrochemical sector without corresponding commodity price exposure. Pembina continued to develop its terminalling, storage and hub services activities during the first quarter of 2006, as these services were implemented on the Swan Hills and Cremona systems. In addition, Pembina is continuing to develop similar services elsewhere on certain of the conventional systems.

The midstream business unit contributed revenue of $10.3 million during the first three months of 2006, a 67 percent increase over the first quarter of 2005 revenue of $6.2 million for this segment. The significant increase in revenue was mainly attributable to activities under the joint venture with Keyera Energy becoming fully operational during the first quarter of 2006.

## Expenses

Operating expenses totaled $29.6 million during the first quarter of 2006, compared to $25.0 million incurred during the same period of 2005. Over one-half of the increase in total operating costs during the quarter is attributable to AOSPL, where a routine internal inspection resulted in higher maintenance costs. Also, power costs on AOSPL increased significantly year over year, due to increased throughputs coupled with higher power rates. On a unit of throughput basis, operating costs on Pembina's conventional pipeline systems averaged 52 cents per barrel for the first quarter of 2006, compared to 48 cents per barrel during the same period of 2005. Increased costs on the conventional systems were partly attributable to the BC systems, where internal inspection and repair work increased maintenance expenses during the quarter. Increased volumes on some of the conventional pipeline systems resulted in higher power requirements.

The enhanced internal pipeline inspection program, which commenced in 2004, continued into 2006 with one of the three pipeline inspections planned for this year complete, with no critical issues identified. This program utilizes new crack detection technology and will be run on eight pipelines over a four-year period, at an estimated cost of $16 million. The program is scheduled for completion in 2007. The crack tool program augments Pembina's regularly scheduled preventative maintenance and pipeline integrity and is designed to provide further assurance of safe, reliable pipeline operations.

During the first quarter of 2006, general and administrative expenditures were $6.7 million, compared to $4.1 million in the first quarter of 2005. The increase is attributable to an increase in staffing levels related to growth in business operations, market-based salary increases, and an increase in short term and long term incentives, as Pembina responds to an increasingly competitive employment market.

### Cash Distributions

The Fund pays cash distributions on a monthly basis to Unitholders of record on the last calendar day of each month. Distributions are payable on the 15th day of the month following the record date. In late 2005 Pembina announced a 9 percent increase in its distribution objective, to an annual rate of $1.14 per Trust Unit commencing in January 2006. In the first quarter of 2006, the Fund declared distributions of $0.2850 per Trust Unit, or $33.6 million in aggregate, compared to $0.2625 per Trust unit, or $27.2 million in aggregate, paid in the first quarter of 2005. Under Canadian tax laws, a component of the Fund's cash distributions are taxable in the hands of the Unitholder, with the remaining portion a return of capital, unless held in a tax-deferred account. Pembina estimates that 75 percent of the distributions declared in 2006 will be taxable and 25 percent will be a return of capital for Canadian tax purposes. For purposes of calculating the capital gains upon disposition of the Trust Units, the amount considered a return of capital will reduce the Unitholders' adjusted cost base of each Trust Unit for Canadian tax purposes.

### Distributed Cash

| | **3 Months Ended March 31, 2006** | 3 Months Ended March 31, 2005 |
|---|---|---|
| Net earnings | **$ 20,150** | $ 14,553 |
| Add (deduct): | | |
| Depreciation and amortization | **21,567** | 20,568 |
| Accretion on asset retirement obligations | **351** | 254 |
| Future income tax reduction | **(6,003)** | (7,344) |
| Maintenance capital expenditures | **(422)** | (418) |
| Increase in distribution reserve | **(2,073)** | (371) |
| Distributed cash [1] | **$ 33,570** | $ 27,242 |
| Distributed cash per Trust Unit[1] | **$ 0.2850** | $ 0.2625 |
| Diluted distributed cash per Trust Unit[1] | **$ 0.2786** | $ 0.2548 |

[1] Refer to "Non-GAAP Measures" below.

Pembina maintains a notional distribution reserve in order to ensure stability over economic and industry cycles and to absorb the impact of material one-time events, therefore not all available cash is distributed to Unitholders. During the first quarter of 2006, $2.1 million was added to the distribution reserve, resulting in a notional amount of $17.2 million at March 31, 2006. The payout ratio during the first quarter of 2006 of 94 percent compares to 99 percent for the same period of 2005. Pembina estimates a full year payout ratio of approximately 90 percent in 2006, compared to 92 percent in 2005.

### Liquidity and Capital Resources

Pembina's bank facilities include an unsecured $230 million revolving credit facility and a $30 million operating line of credit. At March 31, 2006, Pembina had $142 million drawn, leaving $118 million of undrawn capacity on the $260 million in established bank facilities. These facilities are extendible annually by the lenders for 365-day periods, and have been extended to July 24, 2006. Should the lenders not extend these facilities in the future, the outstanding amounts will be repayable over three years with 25 percent of the principal due in equal quarterly payments over three years, and the balance due at the end of the term. Other debt includes $97 million in Secured Senior Notes due 2017, $175 million in Unsecured Senior Notes due 2014 and $75 million of Floating Rate Senior Notes due 2009. At March 31, 2006, Pembina had long-term debt of $489 million, compared to $465 million at December 31, 2005. This long-term debt, together with $158 million market value of outstanding convertible debentures, resulted in a ratio of debt to total enterprise value of 23 percent. This compares to a ratio of 27 percent at the end of 2005.

Net debt financing costs of $5.8 million were recorded during the first quarter of 2006, compared with $6.5 million during the first quarter of 2005. Interest rate exposure on Pembina's floating rate debt is managed utilizing interest rate swap instruments. At March 31, 2006, Pembina had interest rate swaps in place on a principal amount of $85 million at an average rate of 5.5 percent and an average term to maturity of 1.7 years. The mark-to-market value of

these instruments represented an unrealized loss of $0.1 million at March 31, 2006. As at the end of the first quarter of 2006, Pembina has fixed interest on approximately 73 percent of its long-term debt in order to minimize exposure to rising interest rates.

To finance committed capital projects, Pembina has arranged a private debt placement of $200 million, as described below, that will be drawn in September 2006. This, together with capacity available on the existing bank facilities and additional equity raised through the DRIP, will be sufficient to finance these projects.

Subsequent to the end of the first quarter of 2006, Pembina Pipeline Corporation, the Fund's primary operating subsidiary, announced that it has entered into an agreement with institutional investors in the United States and Canada providing for the private placement of $200 million of Senior Unsecured Notes. The notes will mature September 30, 2021 and will have a fixed interest rate of 5.58 percent. Closing of the placement is expected to occur on September 30, 2006.

Pembina's objective is to maintain favourable credit agency ratings. These rating systems recognize the stable profile of the Fund's assets and financial results, as well as the sustainability of the per Trust Unit distributions. The Dominion Bond Rating Service Ltd. (DBRS) has assigned Pembina Pipeline Income Fund a STA-2 (low) stability rating. DBRS's stability rating scale is from STA-1 to STA-7, with STA-1 representing the highest rating possible, and STA-7 the lowest. DBRS's rating system measures the volatility and sustainability of distributions per Trust Unit. Pembina Pipeline Corporation, the Fund's primary operating subsidiary, is also rated by DBRS, which has assigned a senior secured debt rating of 'BBB High' and a 'BBB' senior unsecured debt rating. Standard & Poor's (S&P) rates Pembina Pipeline Corporation as follows: 'BBB' long-term corporate credit with a stable outlook, 'BBB plus' senior secured debt and 'BBB' senior unsecured debt. According to S&P's rating system, debt instruments rated BBB have adequate protection parameters.

## Contractual Obligations

The Fund is committed to annual payments as follows:

| ($ thousands) | Payments Due By Period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less than 1 year** | **1 - 3 years** | **4 - 5 years** | **After 5 years** |
| Office and vehicle leases | $ 12,308 | $ 2,932 | $ 4,467 | $ 2,967 | $ 1,942 |
| Long term debt | 489,096 | 11,582 | 230,937 | 15,686 | 230,891 |
| Convertible debentures | 102,527 | | 20,652 | 81,875 | |
| Total contractual obligations | $ 603,931 | $ 14,514 | $ 256,056 | $ 100,528 | $ 232,833 |

| **Capital Expenditures ($ millions)** | **3 Months Ended March 31, 2006** | 3 Months Ended March 31, 2005 |
|---|---|---|
| Development capital | | |
| Conventional Pipelines | **$ 11.6** | $ 7.5 |
| Oil Sands | **26.5** | 0.2 |
| Midstream | **0.4** | |
| Total development capital | **$ 38.5** | $ 7.7 |
| Maintenance capital | | |
| Conventional Pipelines | **$ 0.3** | $ 0.3 |
| Oil Sands | | |
| Midstream | **0.1** | 0.1 |
| Total maintenance capital | **$ 0.4** | $ 0.4 |
| Total capital expenditures | **$ 38.9** | $ 8.1 |

During the first three months of 2006, capital expenditures totaled $38.9 million, versus $8.1 million incurred during the same period of 2005. Essentially all of the capital spent during the first quarter was development capital, with $0.4 million in maintenance capital incurred on the conventional pipelines and midstream business. Of the $38.5 million in total development capital expended during the quarter, $26.5 million was incurred in oil sands infrastructure, including $24.0 million on the construction of the Cheecham Lateral and $2.3 million on the Horizon Pipeline. A total of $11.6 million of development capital was incurred on the conventional pipelines, which included $4.7 million on the Peace system and $4.0 million on the Western system in BC. Major costs on the Peace system included completion of the natural gas liquids pipeline interconnection between the Peace and Northern systems, and several major facility upgrades that are underway. In BC, the Western system Pine River crossing project, which was at risk of becoming exposed after the record rainfalls of 2005, is underway and accounted for $1.9 million. Development capital is currently financed utilizing existing credit facilities and Pembina's distribution reinvestment plan, whereas maintenance capital is financed from Pembina's operating cash flow. Committed capital expenditures will be financed utilizing existing credit facilities and proceeds from the DRIP.

## Trust Unit and Convertible Debenture Information

The Fund's Premium Distribution, Distribution Reinvestment and Optional Cash Purchase Plan raised $13.3 million during the first quarter of 2006 through the issuance of 831,000 Trust Units, compared with $5.0 million in first quarter of 2005 through the issuance of 385,766 Trust Units. The plan continues to attract significant Unitholder interest, and targeted plan proceeds for 2006 have been adjusted to $75 million. Plan proceeds will be directed towards debt repayment and funding Pembina's 2006 capital program.

The Fund's Trust Units, together with both of the two remaining series of convertible debentures, are traded on the Toronto Stock Exchange.

| | **Apr. 24, 2006** | March 31, 2006 | March 31, 2005 |
|---|---|---|---|
| Trust Units Outstanding | **120,239,483** | 119,816,422 | 104,127,174 |
| Average Daily Volume (Units per day) | **254,400**[1] | 253,800 | 190,400 |
| Unit Trading Price ($/Unit) [3] | **$ 17.45** | $ 18.05 | $ 13.18 |
| Principal Amount of Debentures Outstanding ($millions) | **$ 106.7**[2] | $ 106.9 | $ 256.7 |
| 8.25% Convertible Debentures Trading Price [3] | **$ 0** | $ 0 | $ 145.00 |
| 7.50% Convertible Debentures Trading Price [3] | **$ 164.00** | $ 171.30 | $ 124.00 |
| 7.35% Convertible Debentures Trading Price [3] | **$ 137.26** | $ 144.00 | $ 109.00 |
| Total Market Value of Securities Outstanding ($millions) [3] | **$ 2,250.2** | $ 2,322.0 | $ 1,660.0 |
| Pembina's convertible debentures are convertible to Trust Units at conversion prices of ($/Unit): | | | |
| 7.50% Convertible Debentures maturing June 30, 2007 | | $ 10.50 | |
| 7.35% Convertible Debentures maturing December 31, 2010 | | $ 12.50 | |

[1] Based on the 15 trading days from April 3 to April 24, 2006, inclusive.

[2] Full conversion to Trust Units of the remaining principal amount of the two remaining debenture issues as at April 24, 2006 would result in the issuance of 8.9 million Trust Units.

[3] Based on closing values as at April 24, 2006, March 31, 2006 and March 31, 2005. The 8.25% Convertible Debentures matured on March 31, 2006.

## Critical Accounting Estimates and Changes in Accounting Principles and Practices

There were no changes in Pembina's critical accounting estimates or principles and practices that affected the disclosure of or the accounting for its operations for the quarter ended March 31, 2006. Such critical accounting estimates are presented in Management's Discussion and Analysis for the year ended December 31, 2005.

## New Developments and Outlook

Pembina continued to reverse the historical trend of declining throughputs on its conventional pipelines during the first quarter of 2006, as new connections and facility upgrades brought incremental volumes which more than offset the natural production declines in these mature producing regions. Pembina expects that strong operating results produced by the conventional assets, together with the growth in oil sands infrastructure and the continued development of midstream business initiatives, will result in improved results in 2006.

Pembina's conventional pipeline business continued to benefit from the record setting level of oil and natural gas industry activity in many of its service areas, contributing to Pembina's stronger aggregate operating performance during the quarter. Renewed industry development of the Nisku zone in south-central Alberta has resulted in a material increase in projected receipts on the Pembina system for 2006 and beyond. In addition to the 2005 expansion of a truck unloading facility on the Peace system, Pembina completed the new natural gas liquids (NGL) interconnection between the Peace and Northern pipelines during the fourth quarter of 2005. This interconnection creates an incremental 25,000 bpd of carrying capacity on the Peace system, which will be available to transport NGL production that is projected to increase in northwestern Alberta during 2006. Several additional projects are currently under development on the Peace system, with the combined potential to add incremental throughput volume of 5,000 bpd by mid-2006.

Further development of Pembina's terminalling, storage and hub services operations are ongoing. Pembina is actively evaluating opportunities to establish these services across our conventional pipeline systems as resources and expertise are developed. As this new business is rolled out, Pembina anticipates the midstream unit to become a significant source of revenue. Leveraging existing infrastructure assets and market position to create these new revenue streams further diversifies Pembina's business and extends the economic life of our conventional asset base.

The two new investments in oil sands infrastructure announced in 2005 continue to progress. Construction of the $42 million Cheecham Lateral is well underway and the project is scheduled to be in service by the end of 2006. Once complete, the Cheecham Lateral will have the capacity to transport 136,000 bpd of synthetic crude oil from Pembina's existing AOSPL system to a new terminalling facility near Cheecham, Alberta. The Horizon Pipeline is proceeding as expected, with formal agreements nearing execution and construction expected to commence later this year. The Horizon Pipeline will provide exclusive transportation to Canadian Natural Resources Limited's Horizon Oil Sands project, located 70 kilometers north of Fort McMurray, Alberta. This service is scheduled to be operational by mid 2008, at an estimated cost of $300 million. Together, the Horizon Pipeline and Cheecham Lateral initiatives will elevate Pembina to among the largest of the oil sands infrastructure players and position Pembina to capture further growth in this area.

Pembina recently announced that it has entered into a Development Support Agreement ("DSA") for a Condensate project with a syndicate of shippers. The proposed project involves the establishment of a marine terminal in Kitimat, British Columbia and construction and operation of a proposed pipeline and related facilities capable of transporting 100,000 bpd of imported condensate from Kitimat, British Columbia for delivery to Pembina's Western system near Prince George, British Columbia, where the condensate can access Pembina's network of provincial and interprovincial pipelines. Pembina believes that this project could represent an attractive transportation solution for shippers seeking to satisfy demand for diluent required in the transportation of heavy oil sands production.

Pembina is continuing to explore the potential associated with miscible carbon dioxide ("$CO_2$") flooding, a method of enhanced oil recovery. Several producer $CO_2$ pilot projects are currently underway in western Canada. This longer-term prospect has potential to significantly increase production in several of the crude oil producing fields delivering into Pembina's Alberta conventional pipelines. These fields, located in Pembina's Swan Hills, Redwater and Pembina service areas, have been identified by industry as being potentially amenable to the application of this technology. In addition to the potential for incremental volumes on our existing pipelines, Pembina may also have the opportunity to participate in the construction of new $CO_2$ pipelines utilizing its existing network of right of ways.

During 2005, S&P named the 72 trusts selected for inclusion in the S&P/TSX Composite Index. These issuers, including Pembina, were added to the index at a 50 percent weighting in December 2005, and the remaining 50 percent market weight of income trusts was added to the Index following market close on March 17th.

Over Pembina's eight years as a publicly traded income fund, Pembina has established a reputation for stable operations and a record of consistent and growing distributions to Unitholders. Since our initial public offering in October 1997, Pembina has distributed a total of $723 million, or $8.54 per Trust Unit, on a $10 per unit original issue price. We have met our distribution objective in each year of our public history. For the twelve months ended March 31, 2006, Pembina generated a total return of 45 percent. Growth in all three of our business units enabled a 9 percent increase in our distribution rate effective January 2006, and the breadth of tangible and prospective growth opportunities currently under development across all of our business segments lend confidence in our continuing ability to meet our objectives.

### Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of the Fund. Such risk factors are presented in Management's Discussion and Analysis for the year ended December 31, 2005, and in the Fund's Annual Information Form for the year ended December 31, 2005. See "Additional Information" below.

## Selected Quarterly Information

| (unaudited) | 2006 | 2005 | | | | 2004 | | |
|---|---|---|---|---|---|---|---|---|
| ($ thousands, except where noted) | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 |
| Revenue | 81,506 | 77,644 | 73,100 | 70,120 | 69,658 | 71,840 | 70,974 | 67,283 |
| Operating expenses | 29,572 | 28,520 | 24,480 | 24,763 | 24,973 | 25,279 | 25,481 | 27,727 |
| EBITDA [1] | 44,732 | 45,027 | 44,558 | 40,207 | 39,738 | 42,490 | 40,694 | 36,386 |
| Net earnings | 20,150 | 21,705 | 19,778 | 14,373 | 14,553 | 15,374 | 15,112 | 11,336 |
| Net earnings per Trust Unit ($/Unit): | | | | | | | | |
| Basic and diluted | 0.17 | 0.19 | 0.18 | 0.14 | 0.14 | 0.15 | 0.15 | 0.11 |
| Distributed cash [1] | 33,570 | 29,667 | 29,099 | 27,474 | 27,242 | 26,939 | 26,645 | 26,420 |
| Distributed cash per Trust Unit ($/Unit):[1] | | | | | | | | |
| Basic | 0.2850 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 | 0.2625 |
| Diluted | 0.2786 | 0.2526 | 0.2599 | 0.2556 | 0.2548 | 0.2547 | 0.2529 | 0.2546 |
| Trust Units outstanding (thousands): | | | | | | | | |
| Weighted average (basic) | 117,784 | 113,019 | 110,845 | 104,669 | 103,776 | 102,622 | 101,502 | 100,647 |
| Weighted average (diluted) | 129,692 | 128,254 | 128,632 | 126,104 | 125,679 | 125,384 | 124,575 | 123,581 |
| End of period | 119,816 | 113,897 | 111,938 | 104,949 | 104,127 | 102,933 | 101,874 | 100,902 |

[1] Refer to "Non-GAAP Measures" below.

Pembina's stable operations typically produce limited variability in quarterly results. However, continued growth in Pembina's underlying asset base has generally resulted in increased revenues, expenses and cash flows over the last eight quarters. Variations in this trend result from one-time events and expected seasonal factors which impact oil and gas production, occurring most frequently during the second quarter of each year.

### Additional Information

Additional information relating to Pembina Pipeline Income Fund, including the Fund's Annual Information Form and financial statements, can be found on the Fund's profile on the SEDAR website at www.sedar.com.

### Non-GAAP Measures

*Throughout this MD&A the Fund and Pembina use the term "distributed cash" to refer to the amount of cash that has been or is to be available for distribution to the Fund's Unitholders. "Distributed cash" is not a measure recognized by Canadian generally accepted accounting principles (GAAP). Therefore, distributed cash of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that distributed cash should not be construed as an alternative to net earnings, cash from operating activities or other measures of financial performance calculated in accordance with GAAP as an indicator of the Fund's performance.*

*Further, the use of terms "EBITDA" (earnings before interest, taxes, depreciation and amortization), "net operating income" and "enterprise value" are not recognized under Canadian GAAP. Management believes that in addition to earnings, EBITDA, net operating income and enterprise value are useful measures. They provide an indication of the results generated by the Fund's business activities prior to consideration of how activities were financed or how the results are taxed and, in the case of enterprise value, the aggregate value of the Fund. Investors should be cautioned, however, that EBITDA, net operating income and enterprise value should not be construed as an alternative to net earnings, cash flows from operating activities or other measures of financial performance determined in accordance with GAAP as an indicator of the Fund's performance. Furthermore, these measures may not be comparable to similar measures presented by other issuers.*

### Forward-Looking Information and Statements

*The information contained in this Management's Discussion and Analysis contains certain forward-looking statements and information that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements and information can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets", "believes", "estimates", "continue", " designed", "objective" and similar expressions. In particular, this Management's Discussion and Analysis contains forward-looking statements with respect to: future stability and sustainability of cash distributions to Unitholders; ongoing expansions of and additions to our asset base; future growth and growth potential in Pembina oil sands and midstream operations; potential revenue enhancement; continued high levels of oil and gas activity and increased oil and gas production in proximity to our pipelines and other assets; additional throughput potential on additional connections; expected project start-up and construction dates; completion of formal documentation on the Horizon Project; future distribution, payout ratios and taxation of distributions; the completion of a private placement of Senior Notes; future capital expenditure requirements; the future development of the condensate project and $CO_2$ flooding. These statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, tax laws and treatment, fluctuations in operating results, the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments, construction delays and labour and material shortages, and certain other risks detailed from time to time in the Fund's public disclosure documents. The Fund believes the expectations reflected in these forward-looking statements and information are reasonable as of the date hereof but no assurance can be given that these expectations will prove to be correct. Undue reliance should not be placed on these forward-looking statements and information as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Such forward-looking statements and information are expressly qualified by the above statements. The Fund does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.*

RECEIVED
2006 JUN 29 P 5:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

# PEMBINA PIPELINE INCOME FUND

## Annual General and Special Meeting of Unitholders

**April 27, 2006**

## REPORT OF VOTING RESULTS

*National Instrument 51-102 – Continuous Disclosure Obligations*
*Section 11.3*

### Matters Voted Upon

| General Business | Outcome of Vote |
| --- | --- |
| 1. The nomination of the following individuals as directors of Pembina Pipeline Corporation ("PPC") for the following year:<br>(a) David A. Bissett<br>(b) Lorne B. Gordon<br>(c) Myron F. Kanik<br>(d) David N. Kitchen<br>(e) Robert B. Michaleski<br>(f) Robert F. Taylor | Approved<br><br>For: 99.74%<br>Withheld: 0.26% |
| 2. The appointment of KPMG LLP, Chartered Accountants, as the auditors of Pembina Pipeline Income Fund and PPC, and to authorize the directors of PPC to fix their remuneration in accordance with the recommendation of PPC's Audit Committee. | Approved<br><br>For: 99.80%<br>Withheld: 0.20% |
| 3. The approval of the amendment and restatement of Pembina Pipeline Income Fund's Trust Unit Option Plan | Approved<br><br>For: 73.25%<br>Against: 26.75% |

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Pembina Announces May 2006 Distribution

CALGARY, May 10 /CNW/ - Pembina Pipeline Income Fund announces the May 2006 cash distribution to Unitholders of 9.5 cents per Trust Unit, to be paid June 15, 2006 to Unitholders of record on May 31, 2006. Pembina has delivered stable and growing distributions since inception in October 1997 and, based on Pembina's outlook, Management is confident that its annual distribution objective will be achieved in 2006.

Pembina Pipeline Income Fund (TSX: PIF.UN, PIF.DB.A, PIF.DB.B) is among the leading issuers in the Canadian energy infrastructure trust sector. Pembina's extensive network of conventional liquids feeder pipelines, and growing presence in the oil sands and midstream sectors, provide an integral service to the Western Canadian energy industry. This balanced portfolio of premium, long-life energy infrastructure assets supports the stability and sustainability of the Fund. Information on the Pembina Pipeline Income Fund is available on the Company's website at www.pembina.com.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, loss of market, regulatory matters, environmental risks, industry competition, pipeline design and construction, and ability to access sufficient capital from internal and external sources.

%SEDAR: 00008906E

/For further information: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on Tools for Investors./

(PIF.UN. PIF.DB. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 11:40e 10-MAY-06

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Pembina Announces June 2006 Distribution

CALGARY, June 13 /CNW/ - Pembina Pipeline Income Fund announces the June 2006 cash distribution to Unitholders of 9.5 cents per Trust Unit, to be paid July 14, 2006 to Unitholders of record on June 30, 2006. Pembina has delivered stable and growing distributions since inception in October 1997 and, based on Pembina's outlook, Management is confident that its annual distribution objective will be achieved in 2006.

A component of the Fund's cash distributions are taxable in the hands of the Unitholder, with the remaining portion a return of capital, unless held in a tax-deferred account. Pembina estimates 75 percent of the 2006 distributions will be taxable and 25 percent will be a return of capital for Canadian tax purposes. Pembina's distributions are subject to current domestic tax laws which require a withholding tax from distribution income to nonresidents of Canada.

Pembina Pipeline Income Fund (TSX: PIF.UN, PIF.DB.A, PIF.DB.B) is among the leading issuers in the Canadian energy infrastructure trust sector. Pembina's extensive network of conventional liquids feeder pipelines, and growing presence in the oil sands and midstream sectors, provide an integral service to the Western Canadian energy industry. This balanced portfolio of premium, long-life energy infrastructure assets supports the stability and sustainability of the Fund. Information on the Pembina Pipeline Income Fund is available on the Company's website at www.pembina.com.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, loss of market, regulatory matters, environmental risks, industry competition, pipeline design and construction, and ability to access sufficient capital from internal and external sources.

%SEDAR: 00008906E

/For further information: Ms. Glenys Hermanutz, Manager, Corporate Development, Pembina Pipeline Corporation, (403) 231-7500, 1-888-428-3222, e-mail: investor-relations(at)pembina.com/
(PIF.DB. PIF.UN. PIF.DB.A. PIF.DB.B.)

CO: Pembina Pipeline Income Fund

CNW 11:39e 13-JUN-06